Form 20-F
period 2001-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2002-07-01
CIK 1046247

United States

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------
                                   FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________________ to ___________________

                        Commission file number 333-7616
                       Distribucion y Servicio D&S S.A.
            (Exact name of Registrant as specified in its charter)

                       Distribution and Service D&S Inc.
               (Translation of the Registrant's name in English)

                             The Republic of Chile
                         (State or other jurisdiction
                      of incorporation or organization)

                             -------------------

                Avenida Presidente Eduardo Frei Montalva 8301
                                  Quilicura
                               Santiago, Chile
                               (56-2) 200-5000
         (Address and telephone number of principal executive offices)

                              -------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each class            Name of each exchange on which registered
  ----------------------------      -------------------------------------------
   Common Stock of Registrant                 New York Stock Exchange
   represented by American
   Depositary Shares, or ADSs

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None


                              -------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      Common Stock, with no par value:  1,380,000,000(*)

                              -------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                |X| Yes |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                            |_| Item 17 |X| Item 18
==============================================================================

-----------------------

* As of December 31, 1999, the total number of outstanding shares was 1,378,259,790 and there existed a balance of 1,740,210 shares from the capital increase of October 1997, to be subscribed and paid for. In July 2000, these shares were subscribed and Ch$1,166,586 was paid for them.

                               Table of Contents

                                                                          Page

INTRODUCTION.................................................................3

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION......................4



PART I   ....................................................................5

   Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............5
   Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..........................5
   Item 3.  KEY INFORMATION..................................................5


PART II  ...................................................................17

   Item 4.  INFORMATION ON THE COMPANY......................................17
   Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................39
   Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................55
   Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY
            TRANSACTIONS....................................................59
   Item 8.  FINANCIAL INFORMATION...........................................62
   Item 9.  THE OFFER AND LISTING...........................................62
   Item 10. ADDITIONAL INFORMATION..........................................64
   Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......78
   Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........79

PART III ...................................................................79

   Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................79
   Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF
            SECURITY HOLDERS AND USE OF PROCEEDS............................79
   Item 15. [Reserved]......................................................79
   Item 16. [Reserved]......................................................79
   Item 17. FINANCIAL STATEMENTS............................................79


PART IV  ...................................................................80

   Item 18. FINANCIAL STATEMENTS............................................80
   Item 19. EXHIBITS........................................................80

                                 INTRODUCTION

      Distribucion y Servicio D&S S.A. is a corporation organized under the laws of Chile. We completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol "DYS" and completed an initial public offering of ADSs in the United States in October 1997. Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile, and our telephone number is 011-562-200-5000.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3-- "Key Information -- Risk Factors," Item 4-- "Information on the Company" and Item 5 -- "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things:

     o    our business model,

     o    our strategy,

     o    our plans and timing for the opening of new stores,

     o    any acquisitions or divestitures,

     o any plans for entering into strategic relationships and joint ventures,

     o    financings and announced capital increase,

     o    the performance of the Chilean economy, and

     o other expectations, intentions and plans contained in this annual report that are not historical fact.

     When used in this annual report, the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, unforeseen competitive pressures, Chilean economic conditions and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

           PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, references herein to "dollars," "U.S. dollars" or "US$" are to United States dollars; references to "pesos," "Chilean pesos" or "Ch$" are to Chilean pesos; references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month; references to "Argentine pesos" or "A$" are to Argentine pesos. Certain amounts contained herein may not total due to rounding. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos of December 31, 2001 purchasing power.

     As used in this Annual Report, "supermarket" means a retail store that sells different foodstuffs and household items, each of which is referred to as a stock keeping unit, or SKU, and that has three or more checkout counters. This definition is consistent with the definition of "supermarket" used by the Chilean Instituto Nacional de Estadisticas (Chilean National Institute of Statistics), or INE. One meter equals 3.2808 feet or 1.0936 yards and one square meter equals 10,7639 square feet. The term "net revenues" as used herein includes:

     o    product sales attributed to our retail operations;

     o fees received from suppliers for access to selling spaces, in the form of rebates, special promotions or payments upon opening new stores (together, "supplier fees");

     o    revenues from our concessionaires in each store; and

     o revenues from our credit card operations, in each case, net of the value added taxes, or VAT, paid by the consumer.

     In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable. The term "sales," as used herein, is distinct from "net revenues," and is limited to product sales (net of value added tax) attributed to our retail operations.

     Chile is divided into political subdivisions, each called a "Region". The Regions are denominated by Roman numerals (i.e., I-XIII), except for the Region which encompasses the capital, Santiago, which is called the Santiago metropolitan region or SMR.

     Information contained in this Annual Report regarding annual volume, per capita growth rates and levels, market share, product segment, and population data in the supermarket industry has been computed by us based upon market statistics. Sales figures for the supermarket industry in Chile, which are based upon industry surveys and information reported to INE, are based on data supplied by the A.C. Nielsen Company. Additional data was obtained from third parties and from our own research. We believe that our estimates are reliable, but they have not been confirmed by independent sources.

                                    PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3.  KEY INFORMATION

Selected Financial Data

     The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information for the years ended December 31, 1999, 2000 and 2001, was derived from and should be read in conjunction with, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F, which were audited by Deloitte & Touche, independent accountants. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 24 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates covered thereby.

     As required by Chilean GAAP, our financial statements are adjusted to reflect changes in purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index, or CPI, measured from December 1 to November 30 of each year. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized.

     For the convenience of the reader, this Form 20-F contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined herein under "Exchange Rates in Chile") reported by the Banco Central de Chile (the "Central Bank of Chile" or the "Central Bank") for December 31, 2001, which was Ch$654.79 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into pesos or U.S. dollars, as the case may be, at any particular rate or at all.

     Our consolidated financial results for the year ended December 31, 1999 include the results of Ekono-Argentina through November 30, 1999, at which time it was sold to Disco S.A., an Argentine supermarket company. Ekono-Argentina accounted for 10.8% of our net revenues at and for the year ended December 31, 1999. From December 1999 to the present time, we have not recorded any liabilities relating to the Ekono-Argentina operation. However, since the total purchase price for Ekono-Argentina was US$150 million, divided into a cash payment of US$60 million paid in May 2000 and a remaining balance of US$90 million due in May 2003, we continue to show that balance under long-term assets on our balance sheet. This asset generates an exchange difference reflected on our consolidated income statement under non-operating results.

     Recent Developments

     At a shareholders' meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000, through the issuance of up to 250 million no-par value shares of a single series. Our board of directors is authorized to issue these shares within the next three years. The size, timing and pricing of any future offering of common stock has not yet been determined. However, pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing, terms and conditions of any such offering. See Exhibit 10.1 -- Proxy Statement.

                                                       At and for the year ended December 31,
                                     1997          1998           1999          2000          2001        2001(1)
                                   ---------     ---------      ---------     ----------    ---------     ----------
                                 (in millions of constant Ch$ and millions of US$, except per Share or ADS amounts)
 INCOME STATEMENT DATA:

 Chilean GAAP:
 Net revenues..................   Ch$562,550    Ch$700,803     Ch$876,850    Ch$827,361    Ch$912,922     US$ 1,394
 Cost of sales.................     (439,882)     (553,002)      (693,295)     (647,323)     (707,410)       (1,080)
 Gross income..................      122,668       147,801        183,555       180,039       205,512           314
 Selling and administrative
   expenses....................      (87,845)     (121,725)      (154,486)     (133,129)     (151,090)         (231)
                                   ---------     ---------      ---------     ----------  -----------     ----------
 Operating income..............       34,823        26,076         29,070        46,910        54,422            83
 Non-operating income..........        5,286         2,885          1,430         2,467         1,551             2
 Non-operating expenses........       (9,982)       (8,926)       (35,987)      (17,011)      (14,828)          (23)
 Price level restatement.......          352         1,383         (1,526)          645         5,537             9
                                   ---------     ---------      ---------     ---------    ----------     ----------
 Non-operating loss............       (4,344)       (4,658)       (36,083)      (13,899)       (7,740)          (12)
 Income (loss) before income
   taxes.......................       30,479        21,418         (7,013)       33,010        46,682            71
 Income (loss) taxes...........       (3,526)       (2,030)        (2,312)       (3,410)       (7,317)          (11)
                                   ---------     ---------      ---------     ----------    ---------     ----------
 Net income (loss)(2)..........    Ch$26,953     Ch$19,387      Ch$(9,326)    Ch$29,600     Ch$39,365     US$    60
                                   ---------     ---------      ---------     ---------     ---------     ---------
 Net income (loss) per share(3)    Ch$ 23.48     Ch$ 14.06      Ch$ (6.76)    Ch$ 21.44     Ch$ 28.53     Ch$  0.04
 Net income (loss) per ADS(4)..       352.23        210.98        (101.47)       321.67        427.88          0.6
 Dividends per share(5)........         7.86          1.08           8.64          8.44          6.0         0.009
 Dividends per ADS(4)(5).......       117.84         16.20         129.53        126.59           90         0.137
 Weighted average shares
   outstanding (in
   millions)(6)..............          1,164         1,378          1,378         1,380         1,380         1,380

 U.S. GAAP:
 Net revenues..................    Ch$562,550    Ch$700,803     Ch$876,850    Ch$827,361    Ch$912,922    US$ 1,394
 Operating income..............       33,217        25,782         28,664        46,505        54,003            82
 Net income (loss).............       24,940        18,910         (7,517)       28,060        39,121            60
 Net income (loss) per share...        21.42         13.72          (5.45)        20.33         28.34         0.009
 Net income (loss) per ADS(4)..       321.40        205.83         (81.77)       305.00        425.23         0.137
 Weighted average shares
   outstanding (in
   millions)(6)..............          1,164         1,378          1,378         1,380         1,380         1,380

 BALANCE SHEET DATA:

 Chilean GAAP:
 Total current assets..........    Ch$128,734    Ch$162,970     Ch$160,181      132,701       150,374           230
 Net property, plant and
   equipment...................      271,418       471,113        386,678       400,937       441,002           674
 Total assets..................      418,171       652,626        610,023       602,442       666,682         1,018
 Short-term debt(7)............       19,352       194,257         87,699        12,598        43,674            66
 Long-term debt................       38,138        46,141        121,618       182,921       157,332           240
 Total shareholders equity.....      242,951       261,185        239,343       258,489       282,475           431
 Ratio of shareholders
   equity to capitalization....         80.9%         52.1%          53.3%         56.9%         58.4%           --

 U.S. GAAP:
 Total assets..................   Ch$415,393    Ch$655,696     Ch$611,280    Ch$604,697    Ch$668,488     US$ 1,021
 Long-term debt................       38,138        46,141        123,932       186,664       157,332           240
 Total shareholders' equity....      241,390       253,223        237,777       252,298       271,130           414

 Other Financial Information
 (Chilean GAAP):
 Capital expenditures..........   Ch$115,415    Ch$207,327      Ch$26,763        48,582        69,125         105.6
 Depreciation and amortization.       17,467        19,940         34,480        28,936        30,527            47
 Funds from (provided)
   operations..................       20,263         4,783         88,377        62,056        64,205            98
 EBITDA(8).....................       51,826        46,017         63,550        75,846        84,949           130

 Financial Ratios(9) (Chilean
 GAAP):
 Gross margin..................        21.8%         21.1%          20.9 %        21.8%         22.5%
 Operating margin..............         6.2%          3.7%           3.3 %         5.7%          6.0%
 Net margin....................         4.9%          2.8%          (1.1)%         3.6%          4.3%
 Current ratio.................       100.9%         48.1%          65.0 %        84.5%         68.3%
 Total debt/total
   shareholders' equity........        23.7%         92.0%          87.4 %        75.6%         74.1%

 Operating Data (Chilean GAAP):
 Number of stores (at end of
   period):
   Almac.......................            9             6              5             4             4
   Super Ekono.................           13            --             --            --            --
   Hiper Ekono.................            9            --             --            --            --
   Ekono.......................           --            31             31            31            28
   Lider.......................            6            13             13            14            16
   Lider Vecino................           --            --             --             3             5
                                   ---------     ---------      ---------     ---------  ------------


                                                       At and for the year ended December 31,
                                     1997          1998           1999          2000          2001        2001(1)
                                   ---------     ---------      ---------     ----------    ---------     ----------
                                 (in millions of constant Ch$ and millions of US$, except per Share or ADS amounts)
   Lider Mercado...............           --            --             --            --             1
   Ekono-Argentina.............            5             9              0             0             0
                                   ---------  ------------   ------------  ------------  ------------

     Total.....................           42            59             51            52            54

 Total selling space of
   stores(10)..................      139,180       260,052        230,031       242,007       263,635
 Average selling space per
   store(11)...................        3,808         4,408          4,510         4,566         4,810
 Average sales per store (in
   millions)(12)...............    Ch$13,242     Ch$11,287      Ch$13,949     Ch$14,108      Ch$15,552     US$  23.8
 Increase (decrease) in same
   store sales(13).............          0.8%         (1.8)%         (9.7)%         2.4%          3.0%
 Sales per square meter (in
   millions)(14)...............    Ch$  5.40     Ch$  2.44      Ch$  3.13     Ch$   3.1      Ch$  3.25     US$ 0.005
 Total number of employees(15).        8,868        11,866         10,536        12,154         15,988
 Sales per employee(16)........    Ch$ 86.40     Ch$ 65.37      Ch$    69     Ch$ 65.26      Ch$ 63.88     US$ 0.098

--------------------

(1) Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$654.79 per U.S. dollar, the Observed Exchange Rate at December 31, 2001. Dividends are translated at the Observed Exchange Rate on the date of payment.

(2) In 1997 reflects a credit of Ch$980 million to account for the cumulative effect of changing to a different method of accounting for interest costs associated with construction in progress. See Note 3 to the audited financial statements.

(3)  Net income (loss) per share expressed in constant Chilean pesos.

(4)  Determined by multiplying per share amounts by 15 (one ADS = 15 shares).

(5) Figures are in constant Chilean pesos and U.S. dollars. U.S. dollar amounts for dividends are calculated by applying the Observed Exchange Rate on the dividend payment date to the nominal peso amount.

(6) Calculated on the basis of the number of shares outstanding and fully paid.

(7) Short-term debt consists of short-term debt plus current portion of long-term debt.

(8) EBITDA is defined as operating income plus depreciation and amortization. Although it is not a U.S. GAAP-based measure of liquidity or performance, EBITDA is presented because our management believes that, as a commonly used measure in the food retail industry, it is useful for measuring our ability to service our debt. EBITDA can be calculated in different ways and is not intended to represent cash flows from operations as defined by U.S. GAAP and should not be considered as an alternative to cash flows; as a measure of liquidity, as an alternative to net earnings or as an indication of operating performance.

(9) These ratios, which are expressed as percentages, were calculated as follows: Gross Margin = (Gross income)/(Net revenues); Operating Margin = (Operating income)/(Net revenues); Net margin = (Net income)/(Net revenues); Current Ratio = (Current Assets)/(Current Liabilities).

(10) In square meters at period end. For 1997 includes an aggregate of 22,462 additional square meters due to the acquisition of Ekono-Argentina and Fullmarket. For 1999 includes a reduction of 32,002 square meters due to our sale of Ekono-Argentina to Disco S.A.

(11) In square meters at period end. Calculated by adding the average monthly selling space for each month during the year and dividing the result by
     12. Average monthly selling space is defined as total selling space as of the last day of the month divided by the number of stores open on the last day of such month.

(12) In millions of constant Chilean pesos and U.S. dollars. Sales for the period divided by the average number of stores at the end of each month during the period.

(13) Reflects increase (decrease) in net revenues of all stores open and operated by our company throughout two corresponding financial periods and, consequently, excludes net revenues of stores opened or closed or which underwent renovation during either of such periods.

(14) In millions of constant Chilean pesos and U.S. dollars. Sales for the period divided by the average square meters of selling space at the end of each month during the period.

(15) Number of full-time equivalent employees at period-end (company total).

(16) In millions of constant Chilean pesos and U.S. dollars. Sales for the period divided by the average number of employees at the end of each month during the period (full time shifts in stores).

                                 RISK FACTORS

     An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

RISKS RELATING TO OUR COMPANY

     INCREASED COMPETITION MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     The retail food industry in Chile is characterized by growing competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs on the basis of price, location, quality of products, service product variety and store conditions. Through our different store formats, we compete across the full spectrum of food retailing in Chile with a number of national hypermarket and supermarket chains, smaller chains and unaffiliated independent food stores. International food retailers arrived in Chile in 1998 when Carrefour (France) opened its first store. Additionally, Ahold arrived through a joint venture with owners of Disco-Velox, who are the owners of Santa Isabel. In addition, it is likely that certain international food retailers may elect to participate in the Chilean market through joint ventures with national food retailers or through the acquisition of significant shareholdings in national food retailers. In Chile, we and our principal competitors have all announced expansion and modernization plans that are likely to result in us adopting more aggressive pricing policies at affected store locations. Increasing competition may cause us to lower our prices and take other actions that adversely affect our profitability, compel us to reduce our planned capital expenditures or otherwise forego growth opportunities. Some of our competitors and potential competitors in Chile have greater financial resources than we do and could use these resources to take steps which could adversely affect our financial condition and competitive position. Although our management believes that we currently compete effectively in our industry and maintain a position of market leadership, there can be no assurance that future competition will not materially and adversely affect our business, financial condition, results of operations, cash flows or prospects.

     THE IBANEZ FAMILY OWNS A SUBSTANTIAL MAJORITY OF OUR SHARE CAPITAL AND EXERCISES SIGNIFICANT INFLUENCE OVER BOARD DECISIONS.

     At December 31, 2001, Mr. Manuel Ibanez Ojeda and his sons, Felipe Ibanez Scott and Nicolas Ibanez Scott, our controlling shareholders, controlled, directly or indirectly, 75.75% of our outstanding capital stock. Therefore, our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholder's vote, including the election of a majority of the members of the board of directors, the determination of the amount of dividends we distribute (subject to the legally mandated minimum of 30% of net income), the ability to control persons named to our Executive Committee and management, the acquisition or disposition of assets, future issuance of shares or other securities and other management policies. In addition, if no voting instructions are received by the Depositary (as defined in Item 10 -- "Additional Information--The Deposit Agreement") from a holder of American Depositary Shares, or ADSs, on or before the date established by the Depositary for such purpose, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution to the President of our board of directors, or to a person designated by the President of our board of directors, to vote such shares on any such matter described under Item 10 -- "Additional Information--Other Limitations". For information on the Depositary Agreement, see Item 10 -- "Additional Information--The Deposit Agreement".

     THE DECISION OF THE IBANEZ FAMILY TO DISPOSE OF A SIGNIFICANT NUMBER OF ITS SHARES COULD ADVERSELY AFFECT THE TRADING PRICE OF THE SHARES AND ADSS.

     Because the Ibanez family controls 75.75% of our capital stock, the disposition by them of a significant number of their shares, or the perception that such a disposition might occur, could adversely affect the trading price of the shares on the Chilean Stock Exchanges (and, consequently, the trading price of the ADSs). We cannot assure you that the Ibanez family will continue to own a controlling percentage of our capital stock or that a reduction in their ownership percentage would not have an adverse effect on our results of operations or financial condition.

     THE GROWTH OF OUR CREDIT CARD OPERATIONS MAY EXPOSE US TO INCREASED CREDIT AND FINANCIAL RISK AND MAY ADVERSELY AFFECT OUR CREDIT PORTFOLIO, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We continue to expand the operations of Presto, our in-store credit card, both in terms of the numbers of accountholders and the credit products offered. Presto is currently offered in all of our 54 Chilean store locations existing at December 31, 2001, that is, in four Almac stores, 28 Ekono stores, 16 Lider stores, all five Lider Vecino stores, and our Lider Mercado store (our newest hypermarket format launched in 2001). We assume sole responsibility for account approval and credit risk by administering Presto as a separate operating unit. Subject to our credit standards, we are seeking to increase the in-store credit available to our customers, particularly to permit the purchase of more expensive, higher margin, durable goods. As a result, our credit card operations accept a significant portion of applicants otherwise rejected by credit card operations administered by local banks. This expansion of credit card operations represents our first entry into the provision of financial services and an assumption by us of new credit risks and financial risks where we previously have had no direct experience. There can be no assurance that the continued expansion of our credit card operations (including our assumption of account approval and credit risk) will not result in a deterioration of the credit portfolio of Presto or that other factors, including macroeconomic factors, will not adversely affect our business, financial condition, results of operations, cash flows or prospects.

     IF WE ARE UNABLE TO ACCESS CAPITAL MARKETS IN THE FUTURE, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     There can be no assurance that we will be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Our future ability to access financial markets in sufficient amounts and at acceptable costs to finance our operations and fund our proposed capital expenditures will depend to a large degree on prevailing capital and financial market conditions over which we have no control, and, accordingly, there can be no assurance that we will be able to do so. Failure to generate sufficient cash flows or to obtain such financing could result in the delay or abandonment of some or all of our planned expenditures, which, in turn, could adversely affect our competitive position, financial condition, results of operations, cash flows and prospects.

     ANY DELAY OF OR DEFAULT ON THE PAYMENT OF THE DEFERRED AMOUNT OF THE PURCHASE PRICE FOR EKONO-ARGENTINA MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATION.

     Due to the sale of Ekono-Argentina to Disco S.A. in December of 1999 for US$150 million, our direct exposure to Argentine risk has been limited. However, only US$60 million of the purchase price for our Argentine operations was paid in May 2000, with the balance of US$90 million payable in May 2003. We benefit from a guarantee on the deferred amount by the Netherlands Antilles Company "Disco-Ahold International Holdings N.V.". Although we believe that either a delay or default in the payment is unlikely, any such default or delay in payment on such deferred amount may adversely affect our financial condition and results of operation.

     YOU MAY BE UNABLE TO EXERCISE PREEMPTIVE RIGHTS.

     Chilean law requires us, whenever we issue new capital stock for cash, to grant preemptive rights to all holders of our capital stock, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with future issuances of capital stock, thereby subjecting the ADS holders to potential dilution.

     In May 1997, the Chilean foreign exchange procedure, which must be complied with in relation to any subscription of rights and delivery of ADRs to holders of ADSs, was amended. Under the new procedures established by the Central Bank, a Chilean company with an existing ADS program may apply to the Central Bank to amend its Foreign Investment Contract (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) so as to extend the benefits of such contract to new shares issued pursuant to preemptive rights offerings to existing ADS holders. Any such amendment (which will be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) will be reviewed by the Central Bank on a case-by-case basis. These procedures are expected to make it easier for Chilean companies to offer preemptive rights to ADS holders in connection with capital increases.

     Nevertheless, we may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to our shareholders unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any future offerings of shares, we intend to evaluate the costs and potential liabilities associated with any such registration statement, the indirect benefits to us of enabling U.S. holders of ADSs to exercise preemptive rights, and any other factors that we consider appropriate at the time, before making a decision as to whether to file such registration statement. We cannot assure you that any such registration statement would be filed.

     To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed, the Depositary will attempt to sell such holders' preemptive rights and distribute the net proceeds of the sale (net of the Depositary's fees and expenses) to the holders of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares upon exercise of the rights is below the prevailing market price of the shares. In addition, Chilean income tax law provides a tax deduction to an individual resident taxpayer in an amount equal to a percentage of the individual's investment in newly issued shares. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares will be taxable in Chile and the United States. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in our company of the holders of ADSs would be diluted proportionately. We cannot assure you that a secondary market of preemptive rights will develop in connection with any future issuance of shares or, that if such a market does develop, a premium can be realized on their sale.

     YOU MAY BE UNABLE TO RECEIVE SHARE DIVIDENDS.

     Chilean law provides that we can declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), we have the option to declare that the portion of the dividend above the legal minimum be paid either in shares or in cash. In the event that a share dividend is declared, U.S. holders of ADSs may not be permitted to receive such a dividend in shares unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. In the event that we shall offer or cause to be offered a dividend in shares to the U.S. holders of ADSs, or an option to elect to receive dividends in shares instead of cash, we agreed to consult with the Depositary to determine whether it is lawful and feasible to make such option available to U.S. holders of ADSs and, if such share dividend or option is to be made available to such holders, the procedures to be followed. In the event that we determine with the Depositary that such share dividend or option cannot be offered to U.S. holders of ADSs, the Depositary will sell such shares or elect to receive cash if such option is available and allocate the proceeds of such sale, or such cash, for the account of such ADS holders. The inability of all or certain U.S. holders of ADSs to receive dividends in shares could result in such holders not maintaining their percentage ownership of our common stock following the payment of dividends in shares unless such holder makes additional market purchases of ADSs.

RISKS RELATING TO CHILE

     OUR GROWTH AND PROFITABILITY DEPEND ON THE LEVEL OF ECONOMIC ACTIVITY IN CHILE AND OTHER EMERGING MARKETS.

     At December 31, 2001, all of our assets were located in Chile. Since our sale of our Argentine operations in December 1999, all of our revenues have originated in Chile. Retail food sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile.

     During the first half of 2001, economic growth in Chile increased 3.5% as compared to the same period of the prior year. However, economic growth during the second half declined, only increasing 2.6% as compared to the same period of the prior year. The average economic growth in the second half resulted mainly from a declining external economic environment and inadequate internal management. The adverse external economic environment primarily consisted of declining economic conditions in the United States, Europe and Japan. The recessionary conditions in these three economies caused world trade during 2001 to grow by only 2.0%. The main Chilean economic indices for 2001 show:

     o    GDP increased 2.8%;

     o    internal consumption increased 1.4%;

     o    unemployment remained at 9.2%; and

     o total supermarket sales increased 4.6%, but same store sales increased by only 0.4%.

     Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including:

     o the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

     o    other political or economic developments in or affecting Chile; and

     o regulatory changes or administrative practices of Chilean authorities.

     Our financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries, especially the United States and certain nations in Asia. Although economic conditions are different in each country, investors' reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

     THE ECONOMIC PROBLEMS BEING ENCOUNTERED BY ARGENTINA MAY HAVE AN ADVERSE EFFECT ON THE CHILEAN ECONOMY AND ON OUR RESULTS OF OPERATIONS AND THE SHARE PRICE OF OUR ADSS AND SHARES.

     Argentina's insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Chile, the market value of our shares and ADSs, or our business. The current Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest after a series of interim presidents and administrations took office following the resignation of President Fernando de la Rua in December 2001. The recent devaluation of the Argentine peso will have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The Argentine government has recently prohibited Argentine debtors from servicing their external debt without Argentine Central Bank approval. If Argentina's economic environment continues to deteriorate or does not improve, the economy of Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years.

     Securities prices of Chilean companies are, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the U.S. economy. We cannot assure that the Argentine economic crisis will not have an adverse effect on Chile, the price of our shares and ADSs, or our business.

     CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE VALUE OF OUR SHARES AND ADSS.

     The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2001, the value of the Chilean peso relative to the U.S. dollar decreased approximately 49.2%, as compared to a 8.8% decrease in value in the period from December 31, 1994 to December 31, 1997. The observed exchange rate on May 31, 2002 was Ch$655.90 = U.S.$1.00. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite Chilean regulations relating to the general avoidance of material exchange rate mismatches.

     No assurances can be given that the regulations referred to in the preceding paragraph will continue. In the absence of such regulations, and in the event of a devaluation of the peso, the financial condition and results of operations of Chilean companies, including us, and the ability of Chilean companies, including us, to meet obligations in foreign currencies, could be adversely affected. The Chilean government's economic policies and future fluctuations in the value of the peso against the U.S. dollar could adversely affect our operating results and the dollar value of an investor's return on an investment in the ADSs.

     Chilean trading in the shares of our common stock that underlie our ADSs will be conducted in pesos. Cash distributions with respect to shares of our common stock will be received in Chilean pesos by the depositary and converted by the depositary into U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of our ADSs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

     INFLATION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND THE VALUE OF OUR SHARES AND ADSS.

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the INE) in 1996, 1997, 1998, 1999, 2000 and 2001 were 6.6%, 6.0%, 4.7%, 2.3%, 4.5% and
3.0%, respectively. We cannot assure you that Chilean inflation will not increase significantly. We generally pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. There can be no assurance, however, whether or to what extent we will pass on increased costs in the future. Further, there can be no assurance that the performance of the Chilean economy, our operating results or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

     THE MARKET FOR OUR SHARES MAY BE VOLATILE AND ILLIQUID.

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile's principal exchange, had an aggregate equity market capitalization of approximately Ch$37,229,174 million (US$56,857 million) at December 31, 2001 and an aggregate average monthly trading volume of approximately US$345.6 million for 2001. The ten largest companies in terms of market capitalization at December 31, 2001, represented approximately 42.1% of the Santiago Stock Exchange's aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2001, approximately 11% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

     In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

     CHILE IMPOSES CONTROLS ON FOREIGN INVESTMENT AND REPATRIATION OF INVESTMENTS THAT MAY AFFECT YOUR INVESTMENT IN, AND EARNINGS FROM, OUR ADSS.

     Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of investments and earnings therefrom. The ADS facility, however, is the subject of a Foreign Investment Contract among the Depositary, us and the Central Bank, which grants the Depositary and the holders of the ADSs access to Chile's Mercado Cambiario Formal, or Formal Exchange Market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents (although not binding on future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. There can be no assurance, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of Common Stock or to the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or implications of any such restrictions that might be imposed. If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the Depositary was unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary.

     Cash and property dividends paid by us with respect to ADSs held by a foreign (non-Chilean) holder will be subject to a 35.0% Chilean withholding tax, which is withheld by our company. Stock dividends are not subject to Chilean taxation.

     CHILE HAS DIFFERENT CORPORATE DISCLOSURE, GOVERNANCE AND ACCOUNTING STANDARDS THAN THOSE YOU MAY BE FAMILIAR WITH IN THE UNITED STATES.

     The securities laws of Chile which govern open or publicly listed companies, such as our company, impose disclosure requirements that are more limited than those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 24 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated.

     Pursuant to Chilean Companies Law No. 19.705, enacted in December 2000, the controlling shareholders of a Chilean open stock corporation can only sell their controlling shares through a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price paid was higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%). Transitory Article 10 of Law No. 19.705 established a term of three years during which the controlling shareholders of an open stock corporation would be authorized to sell their controlling shares directly to a third party without requiring a tender offer to all shareholders, provided that such authorization was granted by a general shareholders' meeting held within a six-month period after the enactment of said Law. At our Extraordinary Shareholders' Meeting held on April 24, 2001, however, our controlling shareholders decided not to invoke this grace period provided for by Transitory Article No. 10 of Law No. 19.705.

     Despite our shareholders' decision not to adopt Transitory Article No. 10 of Law 19.705, minority shareholders of our company may nevertheless still have fewer and less well defined rights under Chilean law and our Estatutos, as amended on April 24, 2001, which function as our Articles of Incorporation and our Bylaws, than they might have as minority shareholders of a corporation incorporated in a United States jurisdiction.

     YOU MAY NOT BE ABLE TO FULLY EXERCISE YOUR WITHDRAWAL RIGHTS.

     In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from our company and receive payment for our shares according to a prescribed formula, provided that such shareholder exercises its rights within certain prescribed time periods. Such actions triggering withdrawal rights include the approval of:

     o the transformation of our company into an entity that is not a corporation (sociedad anonima) governed by the Chilean Companies Law;

     o    our merger with or into another company;

     o the sale of 50% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

     o creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of our assets;

     o the creation of preferential rights for a class of shares or an amendment to those already existing rights, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

     o the remedy of nullificiation of our documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy; and

     o such other cases as may be established by the Bylaws (no such additional cases currently are specified in the Bylaws).

     However, because of the absence of legal precedent as to whether a shareholder that has, at the same time, voted both for and against a proposal (such as the Depositary) may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether holders of ADSs will be able to exercise withdrawal rights either directly or through the Depositary.

                                   PART II

Item 4. INFORMATION ON THE COMPANY

General

     Distribucion y Servicio D&S S.A. is a corporation organized under the laws of Chile. We were incorporated in 1985, and we completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol "DYS" and completed an initial public offering of ADSs in the United States in October 1997. Our principal subsidiaries are Administradora de Concesiones Comerciales de Hipermercados S.A., Administradora de Concesiones Comerciales de Supermercados S.A., SAITEC S.A., Maquinsa S.A., Maquinarias Equipos e Instalaciones S.A. and Supermercados Ekono S.A.

     We are the largest operator of supermarkets in Chile in terms of sales with an estimated market share of 32.9% at December 2001 (29.6% for 2001 as a whole). With over a century of experience in the distribution and retailing of food in the Chilean market, we have developed five complementary store formats operating under five brandnames, Almac (launched in the 1950s), Ekono (launched in 1984), Lider (launched in 1995), Lider Vecino (launched in 2000) and Lider Mercado (launched in 2001), each of which enjoys strong name recognition by the Chilean consumer and identification with a specific market position. We increased our total number of stores from 36 to 54 over the last five years, of which 38 are located in the Santiago metropolitan region, which has the highest population density of any region in Chile and in which we have a leading market share estimated at 44.7% at December 2001. Our expansion program currently contemplates the opening of eleven new stores (six stores in 2002 and five stores in 2003), the transformation of six Ekono stores into the Lider Vecino format (all in 2002), and the remodeling of many existing stores between 2002 and 2003.

     Our multi-format strategy has allowed us to capitalize on the growing Chilean economy, particularly on the rising purchasing power of the middle and lower-middle classes in Chile. Our store formats permit us to segment the Chilean market and appeal to a wide range of customers with various combinations of price, quality, selection and service:

     o the Almac format emphasizes quality of service and convenience, and currently includes four stores;

     o our 28 Ekono stores are value-oriented supermarkets, offering a wide assortment of merchandise at low prices, with the current slogan "You are the one that counts";

     o our 16 Lider hypermarkets seek to be the low price leader, as evidenced by their slogan "Always the lowest prices" and their offer of "one-stop" shopping for traditional food items and non-food items such as home appliances, electronics, textiles, hardware and toys; and

     o our five Lider Vecino stores combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and wide product assortment;

     o our Lider Mercado store emphasizes perishables and provides the broadest assortment of quality products at low prices.

     Our expansion over the last several years has focused on the Lider format.

     o The following table sets forth, at and for the year ended December 31, 2001, certain information regarding our operations in Chile:

                                                                            Chile                       Total
                                                              -------------------------------   -----------------
                                                              Ekono-Almac(1)      Lider-Lider
                                                                                 Vecino- Lider
                                                                                  Mercado(2)




Number of stores........................................               32                22                 54
Total selling space (in square meters)..................           68,234           195,401            263,635
Average selling space per store (in square meters)......            2,173             9,240              4,810
Total number of employees(7)............................            4,246            10,390             14,636
Net revenues(3) (4).....................................          239,908           642,449            912,922(4)
Sales per square meter(3) (5)...........................             3.23              3.25               3.25
Sales per employee(3)(6)................................             55.8              67.7               63.9


-------------------

(1)  Includes results for our company's Ekono and Almac supermarkets.

(2) Includes results for our company's Lider, Lider Vecino, and Lider Mercado hypermarkets.

(3)  In millions of constant Chilean pesos.

(4) Includes Ch$30,566 million from real estate leases made to third parties and other revenues.

(5) Supermarket sales for the period divided by the average square meters of selling space at the end of each month during the period.

(6) Sales for the period divided by the average number of employees at the end of each month during the period.

(7)  Full shifts at December, only including employees in stores.

     We believe we have certain distinguishing characteristics and competitive strengths including:

     o Multiformat Strategy. We have four established store formats with distinct attributes, allowing us to segment the market and target growth areas with the preferred format for the local market conditions. The multiple formats provide the flexibility to match each store site with the format best suited to the surrounding area.

     o Ownership of Strategic Real Estate. We own 93% of our current Chilean selling space and properties accounting for 95% of the additional selling space to be opened in Chile through the year 2002. This results in greater stability for our current operations and predictability for our expansion program.

     o Experienced Management. Our management has a demonstrated ability to launch and operate varied formats.

     o Leading Market Share. We are the market leader in Chile with a market share of 32.9% of Chilean supermarket sales for December 2001 as compared to an estimated 30.2% market share in 2000.

     o Advanced Distribution and Technology. Our distribution center on the outskirts of Santiago incorporates the most up-to-date technology and distribution logistics. With point of sale, or POS, scanners at every check-out and real time inventory control and sales monitoring systems, we use advanced retail technology comparable to that of leading supermarket companies worldwide.

     In 2001, we had net revenues of Ch$912,922 million (US$1,394.2 million), operating income of Ch$54,422 million (US$83.1 million) and net income of Ch$39,365 million (US$60.1 million). Our constant Chilean peso consolidated (or combined) net revenues have increased at a compound annual rate of 12.9% over the five year period from 1997 through 2001, from Ch$562,550 million in 1997 to Ch$912,922 million in 2001.

     Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile, and our telephone number is 011-562-200-5000.

Strategy

     We seek to further expand our sales and profitability by capitalizing on our core strengths and enhancing our market position in Chile. Key elements of our strategy include:

     o Expansion and Renovation Program. From 2001 to 2003, we currently anticipate capital expenditures of approximately US$346 million and an increase of approximately 30% of total net selling space. Over the past five years, we spent approximately US$794 million, primarily to develop and expand our store formats. In the years 2001 through 2003 we expect to open 14 new stores in Chile. We have already opened seven as of June 30, 2002 and expect to open the other seven before the end of 2003. Expansion will be concentrated in the Lider and Ekono formats in order to take advantage of the increasing purchasing power of the middle and lower middle classes in Chile to which these formats are targeted.

     o Expansion in Chile beyond the Santiago Metropolitan Region. As of December 31, 2000, we had 37 of our 52 stores located within the Santiago Metropolitan Region. In 2001 we opened one store outside of Santiago and by the end of 2002 we will have opened six more stores outside of Santiago. Those openings include stores in Regions II, VI, VIII and X. As part of our growth strategy, we intend to continue our expansion throughout other regions of Chile, with plans to open nine additional regional stores by the end of 2003.

     o Increasing Sales of Private Label Products. We are targeting our private label products for expansion, which are marketed under the "Ekono", "Lider" and "Buffet" brand names. Management believes that increasing private label offerings will permit us to provide consumers with lower priced products and bolster our average profit margin due to the fact that our private label products on average afford a profit margin significantly higher than brand name products.

     o Expansion of Credit Card Operations. To provide an increased source of consumer credit and enhance the purchasing power of our customers, we intend to expand the use of our Presto in-store credit card. By continuing with our account approval responsibilities and increasing the amount of consumer financing we provide, we seek to benefit both in terms of increased sales and finance charges.

     o Realizing Benefits of Centralized Distribution Center. We have already realized benefits from our distribution center in Santiago and expect to obtain further benefits in the future. Our goal is to centralize distribution of up to 80% of the merchandise required by our supermarkets and hypermarkets in the Santiago metropolitan area, permitting us to reduce in-store inventories, increase personnel efficiencies, reduce storage space in order to increase selling space, reduce shrinkage, and lower "stock-outs". We are considering building additional distribution centers to serve our stores outside of the Santiago metropolitan area as we expand in other regions.

     o Continued Emphasis on Human Resource Management. We emphasize human resource management as a key area for a successful retail business. Management believes that it has developed a distinctive corporate culture and that its personnel policies for employees at all levels are distinguished by their emphasis on individual responsibility within a context of ongoing training and regular performance reviews.

History

     Our history can be traced back to 1893 with the trading firm of Gratenau y Cia., founded by German immigrants in Valparaiso, a Chilean port city. Mr. Adolfo Ibanez Boggiano joined Gratenau y Cia. in 1899. In the 1930s, Ibanez y Cia., the successor firm to Gratenau y Cia., opened Depositos Tres Montes, small retail warehouses selling coffee, tea and mate. In 1944, Mr. Jose Manuel Ibanez Ojeda, in keeping with the evolving retail environment, converted the warehouses into self-service establishments selling an expanded range of products. The firm entered the modern age of food retailing in 1957 with the inauguration in Santiago of the first Supermercado Almac. Thereafter, Almac supermarkets gradually replaced the older self-service establishments.

     During the 1980s, under its current leadership, the firm entered a new period of expansion. In 1984, the firm established its first Ekono supermarket in Santiago. In 1985, our company was incorporated as a distribution and service center for the related Almac and Ekono supermarkets.

     On September 30, 1996, we acquired Ekono-Argentina for an aggregate purchase price equivalent to US$40 million. Ekono-Argentina had been established by the Controlling Shareholders in 1993 as a joint venture with Casa Tia S.A. ("Casa Tia"), an Argentine retailer, and opened its first two stores in Buenos Aires later that same year. In December of 1999, we entered into a contract to sell 100% of the shares of Ekono-Argentina to Disco S.A. for US$150 million. Of the total purchase price, US$60 million was paid in cash in May 2000 and the balance is payable on a deferred basis over three years. At the time of sale, Ekono-Argentina consisted of ten stores in Argentina which operated in the Ekono format and had net revenues of US$166 million, representing 10.8% of our annual consolidated net revenues in 1999.

     In 1995, we opened our first hypermarket store under the Lider tradename. The following year on October 31, 1996, we acquired, from unrelated third parties, a 100.00% interest in Fullmarket S.A. for Ch$12,175,867, that was paid during 1997. During 1999, we increased the goodwill balance by Ch$1,002,842 paid as the result of the arbitration proceeding that settled a dispute with Fullmarket's former owners.

     In June of 2000, we launched a new store format with the opening of our first "Lider Vecino" ("Neighborhood Lider") store in the Nunoa neighborhood of Santiago. To launch this new format, we transformed certain larger, existing Ekono supermarket facilities into Lider Vecino hypermarkets. This transformation has allowed us to target smaller communities with our hypermarkets by simply converting our larger, existing Ekono supermarket facilities, which range between 2,500 and 5,000 square meters, into Lider Vecino supermarkets. These factors provide us with an advantage over our primary competitors in these communities, which are comprised of traditional supermarkets.

     The objective of the Lider Vecino format is to combine the proximity and friendly atmosphere that characterizes neighborhood supermarkets with the advantages of low prices and the broad product assortment offered by Lider hypermarkets. Lider Vecino hypermarkets enjoy increased efficiency in terms of sales per square meter while serving customers in neighborhoods where Lider stores are not as easily accessible due to distance, or are not a first choice as a result of their larger surface area and longer shopping experience.

     Since the launch of the first Lider Vecino hypermarket in June of 2000 (Vespucio Sur in Santiago), two additional Lider Vecino stores were opened that same year: Iquique in Region I and Vicuna Mackenna in the Santiago metropolitan region. During 2001 two new Lider Vecino stores were added, Talca and Osorno, both in the Regions. Together, these five hypermarkets have selling areas that range between 3,072 and 4,720 square meters (with an average selling area of 3,969 square meters). They also employ between 274 and 369 employees.

     Additionally, Lider Temuco was opened in Region VIII (6,650 sq. meters) in April 2001, and Ekono Macul, which had been demolished, was replaced by a new Lider Macul (6,020 sq. meters), which opened in August of the same year.

     In July 2001, the Lider Mercado format was launched with the opening of the Puente Nuevo hypermarket (11,850 sq. meters of sales area) in the municipality of Lo Barnechea (North East side of

Santiago), which has the highest average family income in the country. This new concept places special emphasis on perishable items, including fresh meats and produce. The Lider Mercado format seeks to satisfy customers looking for high quality products at low prices. Unless otherwise distinguished, all references herein to our Lider hypermarket division include our Lider Vecino hypermarkets and our Lider Mercado hypermarket.

Market Overview

     Food Retailing Industry in Chile

     The Chilean food retailing industry is characterized by relatively high fragmentation and strong regional competition between supermarket chains. Supermarkets also compete with smaller grocery stores, convenience stores and open air markets. There are currently no supermarket chains in Chile that operate in every region or have achieved a dominant position in the national market. Accordingly, the level of competition and the identity of competitors varies from region to region. Supermarket chains in Chile, including ourselves, generally compete on the basis of location, price, service, product quality and selection, as well as type and frequency of promotions.

     The Chilean supermarket industry is also characterized by a low level of penetration. For example, according to a study conducted by A.C. Nielsen in 1999, there were 8,677 people for every supermarket in the United States as compared to 24,300 people for every supermarket in Chile. A.C. Nielsen figures for Chile in 2001 show 23,900 inhabitants per supermarket based on population estimates from the National Bureau of Statistics (INE). According to Deutsche Bank estimates for 2000, there are 19,600 people in Chile for every supermarket as compared to 11,600 in the United States, and 56 square meters of selling space for every 1000 inhabitants in Chile, as compared to 380 square meters in the United States. We estimate that in 2001 the seven largest supermarket chains in Chile accounted for approximately 60.3% of total supermarket net sales. In 2001, we accounted for approximately 29.6% of total net sales of the supermarket industry in Chile which represents the highest total market share in Chile (this percentage is calculated including sales of non-food items). In the Santiago metropolitan region, which has the highest population density (with 40% of Chile's population), the highest levels of per capita disposable income and highest level of supermarket penetration in Chile, we have the largest market share in terms of sales (including both food and non-food items), with approximately 41.5% of the total market of which Lider has 27.5% and Ekono and Almac have 14.0% for the year 2001.

     To the extent estimates are contained in the discussion below and attributed to our company, management believes them to be reliable, but these estimates have not been confirmed by independent sources. Most market information is derived from information compiled by A.C. Nielsen or INE. Although supermarkets are the primary retail distribution outlet of foodstuffs and other household items in the Santiago metropolitan region with an estimated 47% of net sales in the region, we estimate that, in the rest of Chile, supermarkets account for 53% of such net sales. We believe that total net sales by supermarkets in Chile grew at an average annual rate of 9.9% during the last ten years, exceeding the 7.6% average annual growth rate of GDP in Chile. The following table sets forth our estimates of certain information regarding population of Chile and its supermarket industry, at and for 2001:

                                                                                                           Average
                                                                                                          Number of
                                                                                                         Inhabitants
                                                                          Percentage of                      per
                               Percentage                   Supermarket       Total        Number of     Supermarket
                              Contribution                 Sales for the   Supermarket    Supermarkets        in
Location                       to GDP(1)    Population(2)     Year(3)        Sales(4)         (5)        Thousands(5)
--------                       ---------    -------------     -------        --------         ---        ------------

Regions with D&S Stores

I...........................      3.6           426,351         63,162         2.3              16           26.6
II..........................      8.8           492,846        111,965         4.1              24           20.5
IV..........................      2.7           600,363        106,919         3.9              31           19.4
V...........................      8.4         1,542,492        284,153        10.3              70           22.0
VI..........................      4.5           773,950        122,826         4.5              43           18.0
VII.........................      4.0           904,104        107,613         3.9              37           24.4
VIII........................      8.4         1,853,678        251,628         9.1              92           20.1
IX..........................      2.4           864,929        126,832         4.6              55           15.7
X...........................      4.3         1,061,735        158,055         5.8              44           24.1
Santiago Metropolitan Region     47.8         6,038,974      1,296,385        47.2             190           31.8
                                 ----         ---------      ---------        ----           -----           ----

Subtotal....................     94.9         14,559,422     2,629,538        95.7             602           24.2

Regions without D&S Stores
III.........................      2.6           252,353         52,592         1.9              20           12.6
XI..........................      0.5            86,697         16,962         0.6               5           17.3
XII.........................      2.0           151,869         49,188         1.8              16            9.5
                                  ---         ---------      ---------         ---           -----            ---

Subtotal....................      5.1           490,919        118,742         4.3              41           12.0
                                  ---         ---------      ---------         ---           -----           ----

Total.......................    100.0         15,050,341     2,748,280       100.0             643           23.4
                                -----       ------------   -----------       -----       ---------           ----

-------------------------
(1) For the year ended December 31, 1998 (last update available).
(2) Population according to last national census (April 2002 preliminary figures).
(3) In millions of constant Chilean pesos.
(4) May not sum due to rounding.
(5) For the year ended December 31, 2001.
Source: A.C. Nielsen and our company, INE national population census, Chilean Central Bank

     Although this trend was affected by the 1998-2000 recession in Chile, over the last decade, increased acceptance of supermarkets as principal outlets of foodstuffs and other household items resulted in steady increases in supermarket sales. In the same period, the Chilean supermarket industry was characterized by the growth of larger stores (including increased numbers of hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments such as anchor tenants, and a consolidation of ownership in fewer, larger supermarket chains. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low price/low service strategy, while others pursue a strategy of moderate or higher prices with higher levels of service. Other important trends in the Chilean supermarket industry include increased funding of marketing costs by suppliers, expansion by leading chains into the regions outside the Santiago metropolitan region, the growth of private label products and increased demand for prepared foods.

     Growth in total net sales by supermarkets and other food stores in Chile is positively correlated to growth in consumer disposable income and the growth in GDP and inversely correlated to significant increases in real prices and sales or value added taxes. As a result, Chile's current recession had a significant negative effect on supermarket sales. In Chile all products sold by supermarkets are subject to a value added tax of 18%, and soft drinks and alcoholic beverages are subject to additional taxes.

Chilean Operations

     General

     At December 31, 2001, we operated 54 stores which together had over 260,000 square meters of total selling space. Of the 54 stores we operated, four were Almac supermarkets, 28 were Ekono supermarkets, 16 were Lider hypermarkets, five were Lider Vecino hypermarkets, and one was a Lider Mercado hypermarket. We have reorganized our store divisions to administer Ekono and Almac jointly as a supermarket segment and Lider together with Lider Vecino and Lider Mercado as a hypermarket segment. The following table sets forth by store division, the number of stores, total selling area, average selling area, average sales per square meter, number of employees and net sales per employee at and for December 31, 2001:

                                                                              Average
                                                 Total         Average       Sales per
                                 Number of      Selling      Selling Area       Sq.       Number of      Sales per
                                  Stores        Areas(1)     per Store(1)   Meter(2)(3)   Employees(4)   Employee(2)
                               ------------- -------------- --------------  -----------  -------------- -------------
Ekono-Almac...................       32          68,234         2,173            3.23        4,246            55.8
Lider-Lider
Vecino-Lider-Mercado..........       22         195,401         9,240            3.25        10,390           67.7
                                    ---        --------       -------            ----    ----------       --------
  Total                              54         263,635         4,810            3.25        14,636           63.9

----------------
(1)  In square meters.
(2)  In millions of constant Chilean pesos.
(3)  Average square meters.
(4)  Full-time equivalent employees.

     Historically, we have experienced distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year. During these periods, we promote the sale of non-food items, particularly by discounting imported goods, such as toys, throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, a decrease in sales usually occurs during the summer vacation months of January and February.

     Until 1999, the Ekono-Almac supermarket format accounted for the largest portion of our profits despite being surpassed by the Lider format in 1998 in total contributions to our net revenues. Ekono-Almac's proportionally large contribution to our profit was a result of the higher gross margins generated by its supermarkets as opposed to our hypermarkets, which typically employ a lower pricing strategy. In 2000, with the expansion of our hypermarket format and the transformation of three Ekono stores into Lider Vecino hypermarkets, the hypermarket format overtook Ekono-Almac and now accounts for the highest portion of our profits by contributing 68% of gross profit from stores and 58% of our total consolidated gross profit. The following table sets forth, for the periods indicated, the gross profit allocated to the principal segments of our Chilean business and their respective percentage of our total gross profit of such segments.

                               Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 2001
                               Gross Profit        %         Gross Profit        %        Gross Profit        %
                               ------------     ------       ------------     ------      ------------     --------
Ekono-Almac...................  Ch$ 75,062       45.81%      Ch$ 74,077        41.14%     Ch$ 56,045          27.27
Lider-Lider Vecino-Lider
Mercado.......................      70,737       43.17           86,250        47.91         119,250          58.03
Other(1)......................      18,051       11.02           19,711        10.95          30,217          14.70
                                ----------      ------       ----------       ------      ----------       --------
                                Ch$163,850      100.00%      Ch$180,038       100.00%     Ch$205,512         100.00
                                ==========      ======      -==========       ======     ===========       ========

----------------
(1)  Other includes credit card operations and real estate operations.

     Over the last several years, our new store openings emphasized our larger formats, particularly Lider, Lider Vecino, and Lider Mercado. As a result, these larger formats now represent a larger percentage of our overall revenues. The following table sets forth, for the periods indicated, the net revenues from retail operations by store format in Ch$ million and their respective percentage of our total net revenues:

                                                               Year ended December 31,
                                   ---------------------------------------------------------------------------------
                                           1999                         2000                         2001
                                   -----------------------      ------------------------      ----------------------
                                     %        Net Revenues         %        Net Revenues        %        Net Revenues
                                   -----      ------------      -----       ------------     -----       ------------

Ekono-Almac...................     34.99%     Ch$306,850        36.26%         299,960       26.28%         239,908
Lider-Lider Vecino-Lider
Mercado.......................     51.85         454,676        60.97          504,489       70.37          642,449
Ekono-Argentina...............     10.83          94,923           --               --          --               --
Other.........................      2.33          20,400         2.77           22,912        3.35           30,565
                                  ------      ----------       ------       ----------      -------      ----------
  Total.......................    100.00%     Ch$876,850       100.00%      Ch$827,361      100.00%         912,922
                                  ======      ==========       ======       ==========      =======      ==========

---------
 (1) Other includes credit card operations and real estate operations.

     Supermarkets

     Within our different store divisions, we organize Ekono and Almac jointly as a supermarket segment. The stores included within the supermarket segment are traditional neighborhood supermarkets (average selling area of 2,132 sq. meters) providing a friendly atmosphere and personalized attention. These stores place an emphasis on the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, supermarkets located in higher income areas offer a variety of prepared dishes. At December 31, 2001, the supermarket segment had a total of 32 stores.

     Net revenues of our Ekono and Almac supermarkets together totaled Ch$299,960 million in 2000 and Ch$239,908 million in 2001, or 36.3% and 26.3%, respectively, of our total net revenues for such period. The decrease was principally attributable to the closing and demolishing of one Ekono store, the conversion of two stores from Ekono to Lider Vecino format, and to the fact that store expansion has been focused on the hypermarket division, which added three new stores (Temuco, Puente Nuevo and Macul) during 2001.

     The following table sets forth, for the periods indicated, the percentage of net revenues of the particular product categories sold by Ekono and Almac:

                                                              Percentage Contribution to Ekono and Almac's Sales
                                                                         in Chile by Product Category
                                                                            Year ended December 31,
                                                                  --------------------------------------------
                                                                   1999               2000               2001
                                                                  ------             ------             ------
Groceries..................................................         44.1               49.7               48.2
Perishables................................................         43.9               44.5               44.7
Non-food items(1)..........................................         12.0                5.8                7.1
                                                                  ------             ------             ------
  Total....................................................        100.0%             100.0%             100.0%
                                                                  ======             ======             ======

---------

(1) Percentages are of our company's total product sales from our retail operations. This includes home, apparel, electronics and appliances.

     Ekono

     We opened our first Ekono supermarket in 1984 as a low-price alternative during a severe economic recession in Chile with a "low prices everyday" slogan. At December 31, 2001, we operated 28 Ekono stores, with an average selling space of 2,315 square meters, accounting in the aggregate for 24.6% of the total selling space of our Chilean operations.

     During 2001, two Ekono stores (Talca and Osorno) were transformed into the Lider Vecino format, which explains the decrease in selling area and revenues reflected by the Ekono format in 2001 as compared with 2000.

     Ekono's stores emphasize convenience and exceptional value with clean, well-stocked, orderly stores, in addition to quality service and a friendly atmosphere. In keeping with their low price orientation, Ekono originally offered a more limited product line, simpler decor and fewer services than the Almac supermarkets, making use of prominent in-store signage promoting the low prices of products. These features have evolved, and current Ekono stores are less austere, with a warmer atmosphere, increased level of service and broadened product assortment. Ekono stores always emphasize groceries and perishables. The stores are well-lit and, in newer stores, include open entrances with natural lighting. Ekono stores have a range of 85 to 244 employees (full-time equivalents), 11 to 31 checkouts and store sizes ranging from 781 square meters to 4,608 square meters. The stores are open from 8:30 a.m. to 10:00 p.m., seven days a week.

     Through our Ekono chain, we seek to provide an attractive and convenient alternative to small, family-owned grocers and informal markets with a price/quality ratio that appeals to the middle and lower-middle classes. Our management believes that the Ekono chain is well-positioned to benefit from continuing growth in the Chilean economy and increasing purchasing power of Chile's lower socioeconomic classes.

     Merchandising. Ekono supermarkets offer an average of 16,000 SKUs. The mix of products has remained roughly stable over the last several years. Like our other divisions, Ekono periodically assesses existing store layouts, shelving, product facings and product mix in an effort to deliver more product and service choices to consumers.

     Marketing. Ekono enjoys a high level of public recognition in the Chilean market and is identified as having a distinct strategy and market position in terms of price, product selection and service. Along with point of sale advertising, marketing primarily consists of bi-weekly catalogs distributed as inserts in local papers. Ekono's catalog program has the highest distribution of any store catalog in Chile. The division uses television and radio advertisements for seasonal campaigns. As a division, Ekono dedicates roughly 1% of net sales to its marketing efforts, a substantial portion of which is defrayed by supplier payments. Ekono offers a low price guarantee whereby a customer will receive a refund of the difference for any item found elsewhere for a lower price. Marketing efforts focus particularly on Christmas and back-to-school campaigns. The most recent slogan for the Ekono format is "You are the one that counts." This slogan stresses service and addresses working women who have little time to do their shopping.

     Almac

     Almac is the oldest of our supermarket chains. Organizationally, Almac was combined with Ekono in a supermarket division (distinguished from Lider and Lider Vecino, the hypermarket division). Almac was deemphasized as a format as five of nine Almac stores were converted into Ekono stores in 1998, 1999 and 2000. Almac stores emphasize convenience.

     Almac was historically positioned as a high quality, service-oriented neighborhood market. In order to reduce our number of formats and gain additional economies of scale, we converted certain Almac stores (Estoril, La Dehesa, Irarrazabal and Colon) to the Ekono format. We converted our last Almac store (Pedro de Valdivia) into an Ekono store in 2000. We currently operate four Almac stores, with an average selling space of 853 square meters representing 1.3% of the total selling space of our Chilean operations. The Almac stores are located in upper and upper-middle class neighborhoods in the northeast zone of Santiago. Net revenues attributable to Almac stores are presented together with the Ekono format.

     Almac stores have between 60 to 111 full time equivalent staff, 8 to 18 checkouts (an average of 13) and store sizes between 400 square meters to 1,227 square meters. The stores are open from 8:30 a.m. to 10:00 p.m., seven days a week.

     The Almac format is designed to satisfy a need that we perceive for convenience stores or mini-markets in Chile. To fill this void in the market, we decided to rejuvenate the Almac format by using this brand to introduce our version of the convenience store. These mini-markets continue to cover the highest income, non-price sensitive segments of the population. They emphasize convenience, targeting dual-income households. We are planning to expand the Almac chain in the near future.

      Merchandising. Almac offers on average 12,000 SKUs, which, although lower than the hypermarkets and megamarkets, is the highest in number of food items on a per square meter basis within our chain. Products include high quality perishables, specialty food, as well as ready-to-eat prepared food. Of the total selling space, approximately 95% is devoted to food items and the remaining 5% is devoted to non-food items.

     Marketing. Almac's marketing strategy is to reinforce the store's image as a high quality, personable and convenient supermarket. In addition to point of sale marketing, advertising for Almac consists principally of inserts in local newspapers but also includes periodic radio and television advertising. Almac uses a sales strategy that is intended to encourage frequent visits to the stores by discounting a different product area every day, Monday through Friday.

     Hypermarkets

     We manage Lider, Lider Vecino and Lider Mercado jointly within the hypermarket division. The hypermarket, which was modeled after European predecessors, is characterized by selling spaces of between 6,020 (Lider Macul) and 13,243 (Lider Oeste) square meters offering, in addition to traditional food items, non-food items such as home appliances, electronics, hardware, sports, toys, textiles and articles for the home.

     With the launching of the Lider Mercado hypermarket format and the opening of Lider Mercado Puente Nuevo, the hypermarket division--comprised of the Lider, Lider Vecino and Lider Mercado formats--includes 22 stores as of December 31, 2001 (13 of them are located in the Santiago metropolitan region and 9 in other Regions). We anticipate opening a total of six new Lider hypermarkets and transforming six Ekono stores into the Lider Vecino format during 2002 so that by the end of 2002 there will be a total of 22 Lider stores and a total of 11 Lider Vecino stores. Together with the Lider Mercado Puente Nuevo store, the hypermarket division is expected to have a total of 34 hypermarket stores by year-end 2002.

     Lider and Lider Vecino stores combine one-stop shopping with the lowest prices. All Lider and Lider Vecino stores either opened or were extensively remodeled within the last five years. The stores have an orderly, well-maintained appearance, with approximately 49% of the total selling space devoted to food items (groceries 25% and perishables 24%) and the remaining 51% devoted to non-food items. We are currently installing family-style cafeterias referred to as Patios de Comida (foodcourts) at certain locations in order to increase the use of Lider stores as destinations.

     Net revenues of our Lider, Lider Vecino, and Lider Mercado hypermarkets together totaled Ch$504,489 million in 2000 and Ch$642,449 million in 2001, or 61.0% and 70.4%, respectively, of our total net revenues for such period.

     The following table sets forth, for the periods indicated, the percentage of net revenues of the particular product categories sold by Lider, Lider-Vecino and Lider-Mercado:


                                                               Percentage Contribution to Lider-Lider Vecino-Lider
                                                                                  Mercado Sales
                                                                          in Chile by Product Category
                                                                             Year ended December 31,
                                                                  ---------------------------------------------
                                                                   1999               2000                2001
                                                                  ------             ------              ------
Groceries................................................           51.2               51.3                50.7
Perishables..............................................           30.3               31.0                31.8
Non-food items(1)........................................           18.5               17.7                17.5
                                                                  ------             ------              ------
  Total..................................................          100.0%             100.0%              100.0%
                                                                   =====             ======

-------------
(1) Percentages are of our total product sales from our retail operations. This includes home, apparel, electronics and appliances.

     Lider

     In 1995, we introduced the economy hypermarket concept under the Lider tradename. We developed our Lider stores in response to the growth in size and in purchasing power of the Chilean middle class, the population segment for which the megamarket format has the greatest appeal, offering a "one-stop" shopping destination. We sought to position ourselves strategically in this market niche as a preemptive measure to the entry by international hypermarket operators into Chile or the expansion within Chile of Jumbo S.A. We currently operate 16 Lider hypermarkets with an average selling space of 10,105 square meters. Ten of the Lider hypermarkets are located in the Santiago metropolitan region and six in other Regions.

     Lider hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, thereby servicing various communities with one store. The Lider sites have ample parking spaces and are generally developed in conjunction with an assortment of complimentary stores (e.g., Blockbuster, McDonald's, hardware superstores, cinemas, food courts, pharmacies). Lider stores have a range of 370 to 738 staff (full-time equivalents), 42 to 76 checkouts, an average store size of 10,105 square meters, and are open from 9:00 a.m. to 10:30 p.m., seven days a week.

     Lider Vecino

     We developed our Lider Vecino format in 2000 to target smaller communities with our hypermarkets by converting our larger, existing Ekono supermarket facilities, which range between 2,500 and 5,000 square meters, into Lider Vecino supermarkets. Our Lider Vecino format combines the convenience and pleasant atmosphere that characterizes neighborhood supermarkets with the advantages of Lider hypermarkets. These factors provide us with an advantage over our primary competitors in these communities, which are comprised of traditional supermarkets.

     At December 31, 2001, we operated five Lider Vecino hypermarkets (Vespucio Sur, Iquique, Vicuna Mackenna, Talca and Osorno). Our Lider Vecino stores incorporate the characteristics of a Lider hypermarket in a smaller selling area. Lider Vecino hypermarkets have selling spaces that range between 3,300 and 4,720 square meters and typically offer the same items as traditional Lider hypermarkets. To launch this new format, we transformed certain larger, existing Ekono supermarket facilities into Lider Vecino hypermarkets.

     Lider Vecino hypermarkets cater to specific, smaller neighborhoods, as they have been converted from our existing Ekono supermarkets. Lider Vecino hypermarkets strive to combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and wide product assortment. Lider Vecino stores have a range of 274 to 369 employees (full-time equivalents), 27 to 35 checkouts, an average store size of 4,053 square meters, and are open from 9:00 a.m. to 10:30 p.m., seven days a week.

     Lider Mercado

     In July 2001, we launched our newest hypermarket format, known as Lider Mercado, with the opening of the Lider Puente Nuevo hypermarket in the municipality of Lo Barnechea (North East side of Santiago), which has the highest income and spending levels of any district in the country (total annual spending of Ch$904,018/year). Located along one of the major thoroughfares in Santiago, this Lider Mercado store serves 148,080 households in the districts of Las Condes, Vitacura and Lo Barnechea. Although there are currently three other hypermarkets in this area--Lider Vitacura, Carrefour and Jumbo Kennedy--the new Lider Puente Nuevo hypermarket can be distinguished from the others, as it brings together state-of-the-art technology and multiple innovations in structure, lay-out, product assortment and services. All of these features, together with the low prices which characterize Lider stores, work together to provide a store format designed to satisfy the most demanding customers.

     Lider Puente Nuevo has a four floor structure which includes a three floor parking garage along with a store level including a mezzanine which houses the music and entertainment section. There are two main entrances for the public. The front part of the store includes an exhibit of fruits and vegetables along with a flower shop offering a selected assortment of flowers and plants. Space inside the store is divided into different areas for the different product lines: home, apparel, wines and spirits, among others, and also includes a pharmacy inside the health and beauty area.

     Among our store formats, our Lider Mercado Puente Nuevo store offers the broadest assortment of products, including Buffet private label products, which were first introduced in this store.

     A number of new features have been developed in our Puente Nuevo store in order to facilitate customers' shopping experience, including, the introduction of specialized weighing systems, electronic price labeling, and specific signaling. These new features aim to fulfill our primary goal of customer satisfaction by providing a superior standard of service, a broader assortment of products and the lowest prices on the market.

     Lider, Lider Vecino, and Lider Mercado

     Merchandising. Lider, Lider Vecino, and Lider Mercado's low price strategy requires each store to be a low-cost operator with high sales volumes to obtain economies of scales on fixed costs. A significant component of this strategy are private label products under the "Lider" brandname which permit lower prices at moderate gross margins as well as improved bargaining power with suppliers. See "--Complementary Operations--Private Label Products". Lider, Lider Vecino, and Lider Mercado offer on average 30,000 SKUs, the highest in our chain.

     Marketing. Lider, Lider Vecino, and Lider Mercado pursue marketing strategies designed to reinforce its image of providing low prices every day along with a wider selection. Lider stores have established a reputation in the market as stores that offer low prices and "one-stop" shopping. Along with point of sale advertising, marketing for Lider and Lider Vecino primarily consists of bi-weekly catalogs distributed as inserts in local newspapers and as direct mailings, and includes some more expensive television or radio publicity. In addition, Lider and Lider Vecino use prominent signage, particularly in the vicinity of store locations. Lider and Lider Vecino periodically launch marketing campaigns that frequently have seasonal themes:
"Back-to-School"; "Wintertime"; "Camping and Gardening"; and, "Christmas" as well as bi-monthly mini-campaigns with themes like "Take Three, Pay for Two," games of chance such as "Scratch and Win" and sporadic promotions, particularly of perishable products.

     Private Label Products

     At the end of 1998, Ekono introduced a private label concept, consisting of over 1,500 SKUs at December 31, 2001 (including Acuenta products added in
2000). The Ekono private label program has achieved results similar to Lider's private label program, as it now accounts for 9.3% of all Ekono sales, while Lider private label sales account for 10.8% of all of Lider's sales for the year 2001.

     In 2000, as part of our plan to continue offering new private label products to our customers, we added the brand "Acuenta" to our already well-known brands "Ekono" and "Lider". We were able to position the new label Acuenta as the lowest priced in its category, allowing it to gain a large amount of acceptance among customers.

     During 2001, the existing private labels were complemented by "Buffet" private label products including a fine selection of perishables such as chocolates, pasta, cheeses, and general delicatessen products. Buffet products are intended to compete with the highest quality perishables on the market. They were first launched at the Lider Mercado Puente Nuevo store. A new area of business, Cafe Buffet, was born out of the Buffet line, serving shoppers a variety of Buffet products. Both the Buffet private label and the Cafes, which were later expanded into cafeterias, have gradually been implemented in other company stores, both in the Lider and Ekono formats.

     Purchasing, Supply, Distribution and Inventory Management

     Purchasing and Supply. Our purchasing activities for Almac and Ekono are carried out on a centralized basis through our distribution center and for Lider, though gradually changing to such a centralized basis, mainly through D&S' purchasing department. In each case, store managers report inventory requirements to the central purchasing department which is responsible for assuring an adequate supply. We attempt to take advantage of our purchasing volume to obtain the most advantageous mix of price and payment terms. Because of our large purchasing volumes, we extended the payment terms to suppliers to an average of 54 days during 1998. This extension was maintained with little variation through 2000 and 2001. For 2001 the average payment term was 53 days. Inventory was held for an average of 30.8 days during 2001.

     Our efforts both through our distribution center and the Lider purchasing department are organized along product lines, one for each of perishables, dairy/coldcuts, meats, baked goods, grocery, home appliances, textiles and personal care products, each of which has a category manager. Each category manager is responsible for negotiating quantity, prices, terms, advertising contributions of the manufacturers and logistics of delivery for each item. Price ranges for each SKU are determined by the purchasing managers for each store division, who adjust prices so as to seek the optimal price for the particular competitive environment of the location. For each product category, store managers are expected to maintain certain average margins according to estimates that vary depending on the store format.

     We purchase merchandise from numerous manufacturers, distributors, processors and growers in Chile (over 2,500 suppliers in total). We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. In 2001, no single supplier accounted for more than 3.8% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 20.0% of our purchases in 2001, and the 50 largest accounted for 48.0%. Certain products (e.g., fish) are purchased from affiliated companies. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

     Distribution. We operate two basic methods of distribution: centralized delivery from our distribution center and direct delivery to the store from the supplier. While our supermarket and hypermarket divisions utilize both methods of distribution, Ekono-Almac (supermarket division) relies principally upon centralized distribution whereas Lider (hypermarket division), after relying principally on delivery by suppliers, is increasingly relying on centralized delivery from our distribution center.

     Centralized distribution consists of shipping, from a central warehouse to the stores, mixed pallets of products selected to satisfy the daily inventory requirements of the particular store. An integrated information management system allows pallets to be prepared on the basis of real time information on sales and inventory levels in each store. This creates a reduction in the minimum shipment lot of each SKU, which makes it possible to reduce inventories at the locations and the space allotted to warehousing. It also significantly reduces the number of daily deliveries to the stores, thereby allowing a reduction in personnel and increased productivity.

     Under the direct delivery system, the product can be ordered either directly by the store or through a central purchasing office, and then the product is delivered directly to the store by the supplier.

     With the opening of our distribution center in June 1997, we inaugurated a 45,000 square meter facility that has sufficient capacity to supply our Ekono and Almac stores in the Santiago area with up to 70.0% of the goods sold in such locations, including perishable foods and products such as cold meats, milk products and frozen foods. Our distribution center allowed us to close six warehouses leased in the Santiago metropolitan region. Products are transported from the distribution center with our fleet, replacing independent distributors and carriers chartered for such purposes by the suppliers.

     Deliveries from the distribution center occur principally at night during hours of low traffic, thereby allowing a greater number of deliveries per truck and avoiding stock-outs (i.e., running out of stock) resulting from delays caused by traffic. Our policy is to charge suppliers for distribution and transportation services to effectively cover the cost of these activities.

     As a result of our expansion during 1998 and consistent with our purpose to reduce costs and increase productivity, we undertook a project to expand our distribution center during the second half of 2000. This expansion added 27,000 square meters to the existing building with the principal purpose of creating continuous inventory flow to permit greater reductions of inventory levels and improved efficiency. This expansion allowed for centralized distribution for all Lider stores in the Santiago area and some Lider stores outside of Santiago. This expansion was furnished with state-of-the-art technology, equipment and logistics software. The complete project, completed in December 2000 and fully operating in March 2001, involved a total investment of US$12 million.

     Currently, our distribution center supplies approximately 57% of the goods sold in Ekono and Almac stores, and 51% of goods sold in Lider stores. Our total percentage of centralized distribution is 52.3%. Since we have expanded into the Regions, we may consider building other distribution centers to service those stores. Our target for the future is centralizing the distribution of up to 80% of the products sold in all of our stores. The remaining 20% corresponds to goods that, given their nature and sale volumes, are more efficiently and cost-effectively delivered directly by suppliers.

     Inventory Management. A principal objective of our investments in distribution and information management technology is inventory control. We believe that our distribution center and high level of automation has improved our inventory controls and significantly reduced the levels of stock-outs. In addition, we are seeking to reduce our "shrinkage," which includes losses in inventory, losses and damage during transportation, and theft. We already reduced shrinkage from 1.8% of sales in 1995 to 1.6% in 2001 in the supermarket format (Ekono-Almac). Given the nature of the goods sold and the higher volume of sales in hypermarkets (i.e. higher percentage of non-food inventory), shrinkage at Lider stores reached 2.1% in 2000. In 2001, shrinkage in Lider stores was reduced to 1.8% of total Lider sales. On a consolidated basis, shrinkage in all of our stores decreased from 1.86% to 1.75% of total sales between 2000 and 2001. In 2001, with the shift towards centralized distribution and the new information systems acquired, we plan to reduce shrinkage levels in both formats. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

     Service and Standardization

     We seek to ensure the highest levels of customer service. We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual's skills. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and ongoing training designed to provide each employee with opportunities for improvement and career advancement as well as promote a spirit of leadership and service. Employees are regularly briefed on the performance of their store and our company as a whole. In 2002, we provided a total of 48,729 hours of training. When multiplied by the number of employees who attended this training, 8.5 million hours of employee time were spent in training. On an annual basis, approximately one-third of our nearly 16,000 employees, are expected to visit the headquarters/school of service for ongoing training. Each store has a suggestion/complaint box offering a means for customers to communicate with management. Through these boxes we receive an average of 5,500 suggestions/complaints per week. Every person making a suggestion or complaint receives a written response. In addition, we have invested in customer service phone lines as part of our effort to facilitate communication between our customers and management. These phone lines receive an average of 500 calls per week. We also operate laboratories located at our distribution center in order to conduct random testing of products and approve new products as part of ongoing efforts to ensure the quality of our products.

     For each of our formats, we are engaged in an ongoing effort to standardize both the appearance of our stores and their operating procedures. Our renovation program is designed, in part, to bring the stores within each format into closer conformity in appearance, thereby projecting a consistent brand image. In 1997 this effort included conversion of the two newly acquired Fullmarket stores into a Lider and a Hiper Ekono. In 1998 this effort included redefining the Super Ekono and Hiper Ekono into one Ekono concept and the conversion of four Almac stores into the Ekono format. In 1999, we transformed one Almac store into the Ekono format as part of this continuing effort. In 2000, this effort included the conversion of three larger Ekono supermarkets into our new Lider Vecino format and the transformation of one Almac store into the Ekono format. In 2001, we transformed two additional Ekono stores into the Lider Vecino format and invested in remodeling existing Ekono stores. In addition, we develop and maintain operating manuals outlining our procedures relating to maintenance, security and accounting, for example.

     Credit Card Operations

     As we expanded through our Lider stores into the market for higher priced durable goods, including household appliances, electronics and clothing, we recognized the importance of making an in-store credit card available as a means of financing consumer purchases of these higher priced items. Due to the high levels of rejection (approximately three-quarters) of new account applicants by the local bank managing our in-store credit card, Presto, and due to the potential benefits of an integrated credit card operation for our various store formats, we decided to develop our credit card operations as a separate operating unit servicing our Lider division, Lider Vecino stores, and Ekono stores in certain regions. During 2001, all of our 54 stores (including all Ekono and Almac supermarkets) began to accept the Presto card. During the course of the year, the number of active accounts increased by 32.4%. At December 31, 2001, Presto had a total of 286,966 accountholders. In 2001, our Presto credit card operations averaged a monthly charge volume of Ch$4,378 million (US$6.7 million), representing approximately 8.9% of the total sales volume of Lider and 6.4% of our total sales. Interest income generated by our Presto card operations is recorded under other revenues and represents 0.8% of our consolidated total revenues.

     We target our credit card operations for significant expansion and believe the expansion of our credit card operations will offer the following advantages:

     o enhanced consumer purchasing power in our stores, permitting greater volume of sales of more expensive items;

     o    prospects of a profitable credit business;

     o enhanced customer loyalty due to the convenience offered by the Presto card; and

     o the development of an extensive database permitting us to enhance merchandise selection and to direct our marketing efforts more effectively.

     Information Technology

     We believe we are the leader in the Chilean food retail industry's application of modern information technology to manage its business with technology that is comparable to the highest standards worldwide. Over the last three years, we have invested an average of US$6.0 million per year (approximately 0.5% of our net sales) in computers and information technology. This investment enabled us to fully automate our back office, distribution and check-out operations, resulting in reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner.

     Store Systems. All of our stores are equipped with POS scanners. Transactions recorded by laser scanners located at the check-out aisle permit the reporting of real time information on product sales. Each laser scanner reads bar codes imprinted on the labels of all of our products, enabling us to accurately record all transactions. The computers in our Santiago stores are connected to the central mainframe at the headquarters/service school, permitting both senior managers and store managers to receive real time information by store, SKU or product category, including both sales volume and margins, thus enhancing inventory management, cost controls and sales tracking. We also introduced the use of radio frequency devices for our stores, which allowed inventories to be taken in a faster and more accurate manner. Furthermore, our stores are interconnected with the Transbank credit approval system. The store systems are supplemented by POS technology at our distribution center and at the receiving points for supplies at store locations, thereby permitting strict control over incoming as well as outgoing merchandise.

     Management Information Systems. We invested in modern computer hardware in order to improve the efficiency of our accounting, control systems and financial management operations and employ 52 computer professionals. Most of the software used by our company was developed in-house. Additionally, other software was acquired during the last four years such as E3 (a buying software), SLIM (a store replenishment software), Worldwide Chain Store System (a warehouse management system) and S.A.P. (financial accounting module, fully operational since the second half of 2001). Through the use of the electronic data interchange (EDI) system, we are integrating our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers.

Argentine Operations

     In December of 1999, we entered into a contract to sell 100% of the shares of Ekono-Argentina to Disco S.A. for US$150 million. Of the total purchase price, US$60 million was paid in cash in May 2000 and the balance payable in May 2003. At the time of sale, Ekono-Argentina consisted of ten stores in Argentina which operated in the Ekono format and had net revenues of Ch$94,923 million, representing 10.8% of our company's consolidated net revenues.

     We acquired Ekono-Argentina on September 30, 1996 and assumed managerial control October 1, 1996. In 1999, Ekono-Argentina recorded net income equivalent to a loss of Ch$10,935 million (US$19 million), and its sale to Disco S.A. generated a loss of Ch$13,356 (US$23 million). We were prevented from achieving the necessary economies of scale to be competitive and profitable in Argentina as a result of:

     o economic conditions in Argentina combined with the strong local presence of Disco S.A. and Coto;

     o international penetration by the likes of Wal-Mart and the Dutch firm, Ahold; and

     o our small presence of ten stores, representing slightly more than a 1% market share.

     In addition to reducing our long term debt with income from the sale, the sale of Ekono-Argentina allowed us to focus on opportunities for growth within Chile. In view of subsequent events in Argentina, we believe this divestiture was well timed.

     According to the sales contract for Ekono-Argentina, the remaining US$90 million payment is guaranteed by the Netherlands Antilles company, Disco-Ahold International Holdings N.V.

Complementary Operations

     In connection with the Chilean operations, we are currently engaged in several businesses which we view as complementary to our core retail operations, principally in the real estate, private label goods and credit card areas. We believe these businesses may increase in importance in the future.

     Real Estate Development

     We have long been distinguished by the purchase of strategic properties as future store locations and thus have accumulated valuable undeveloped properties and real estate expertise. In order to manage these properties and maximize their value to our retail operations, our real estate development division, if appropriate and complementary to the strategic requirements of the core food retail business, develops the properties as shopping malls where our store serves as the anchor tenant. Our real estate division also manages all rental spaces associated with our supermarkets and hypermarkets which are not located in shopping malls.

     At December 31, 2001, we operated six shopping malls: La Dehesa, Maipu, Puente Alto, Gran Avenida, Vina del Mar and Antofagasta, with 290 stores inside the malls. The shopping malls have a total of 121,801 square meters of sales area of which 45%, or approximately 54,800 square meters, is rented to third party merchants, with the remainder rented to our stores (67,000 square meters). Additionally, the real estate division manages leases corresponding to approximately 624 retail locations (19,700 square meters in total) in our supermarkets and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). Altogether the real estate operations generate rental income from 74,500 square meters of rental space, corresponding to 914 retail locations in total, including stores in shopping malls and supermarkets. In 2001, our real estate operations generated net revenues in the amount of Ch$6,345 million (US$9.7 million) in annual rental income from our properties, after deducting Ch$3,186 million (US$4.9 million) in rental income received from our supermarkets.

     Private Label Products

     We supplement our branded grocery offerings with a selection of private label goods that, at December 31, 2001, included over 5,800 SKUs, including goods such as cleaning products, general grocery items and personal hygiene items that accounted for 10.4% of total sales for our stores in 2001. In 2001, Lider private labels accounted for 10.8% of Lider sales and Ekono private labels represented 9.3% of Ekono sales. Our strategy is to target the leading brand in a product category and to price our product approximately 10% lower with comparable quality. We believe our private label products, sold under the brandnames "Lider", "Ekono" and "Acuenta" (introduced in 2000), offer our customers comparable quality at lower prices compared to branded products. In 2001, we launched the new private label, "Buffet," under which we offer broad assortment of top quality food products with an emphasis on personalized attention. Private label products offer us approximately 28% higher margins than branded products. In 2001, our private label products had total sales of Ch$82,372 million (US$125.8 million).

     We target the expansion of sales of our private label products through improved merchandising, greater product offerings and strict quality control. At 10.4% of total sales, our private label sales are still three to four times lower as a percentage of total sales than international benchmark levels. However, we are making progress on a yearly basis, as represented by the fact that in 2000 private label sales rose to 9.4% of our total sales.

New Opportunities

     We operate in a market that extends beyond the traditional area of groceries, including such items as apparel, housewares, and electronics. In addition, we have recently added pharmacies and cafes. In light of this business expansion, we now compete not only against such traditional competitors as neighborhood groceries and open fruit and vegetable markets, but also against department stores and other types of retailers.

     Apparel, Housewares, and Electronics

     These non-traditional areas have greatly expanded the number of products we offer. We display these new assortments of goods in novel layouts in our stores. Since many of our purchases in these areas are made abroad, we have established a worldwide network of suppliers. We will continue to focus on developing and searching out innovative, high-quality, low-priced products to catch the attention of our increasingly demanding customers.

     Pharmacy

     We have used our retail infrastructure to begin selling pharmaceuticals in our own pharmacies. Our first pharmacy opened in July 2001 in the Lider Mercado Puente Nuevo store. Drugstores in Ekono Grecia, Lider Departamental, and Ekono Pajaritos soon followed. This new activity has opened a market to us with approximately US$800 million in sales per year.

     All of these ventures fall within the scope of our strategy of increasing our share of family spending, which is currently approximately 6% (as opposed to our 30% share of the supermarket industry). We see a great opportunity for growth in this area.

Competition

     Our competitors include hypermarkets, supermarkets, self-service stores and traditional, family-owned neighborhood grocers in Chile. Although competition is already intense in many locations, it is expected to increase as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. In order to preempt current competitors and deter potential competitors, we seek to be the low-price leader in Chile through our Lider and Ekono formats. As a managerial objective, anticipating tighter gross margins compels our division managers to focus upon increasing sales volume and reducing operating costs.

     We operate the largest chain of supermarkets in Chile in terms of net sales. Our principal competitors include Santa Isabel, Jumbo and Unimarc. Santa Isabel, affiliated with the Dutch chain Ahold, is the second largest supermarket chain in Chile. It is especially strong in Regions outside the capital city, and its market share in December 2001 was estimated at 10.4%. Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population. Jumbo's business strategy emphasizes offering a broad range of high quality goods and services. It is currently undergoing an expansion process, and its market share in December 2001 was estimated at 7.3%. Unimarc is a traditional supermarket chain focusing on the middle and high-income sectors. Its market share in December 2001 was estimated at 4.8%. The following table sets forth our estimates of the percentage of annual supermarket net sales attributable to each of the eight largest supermarket chains in Chile in terms of net sales and the number of stores of each of these at year end 2001:

                                                                  Percentage               Number
                                                                   of Sale               of Stores
                                                                 ------------      ---------------------
D&S(1)........................................................        29.6%                  54
Santa Isabel..................................................        10.4%                  75
Jumbo.........................................................         7.3%                   4
Unimarc.......................................................         4.8%                  34
Montserrat....................................................         3.1%                  17
San Francisco.................................................         2.7%                   6
Montecarlo....................................................         2.4%                  11
Carrefour.....................................................         2.2%                   3
Others........................................................        37.5%                 439
                                                                    -------                ----

  Total.......................................................       100.0%                 643

---------------
(1) Includes Lider, Lider Vecino, Lider Mercado, Ekono and Almac.

     Foreign retailers are beginning to enter the Chilean market. In 1998, Ahold International (Netherlands) entered the Chilean market through a joint venture with Velox (a financial investor), Disco S.A. and Santa Isabel, referred to as the Ahold-Disco Venture. During 1999, Ahold-Disco Venture focused upon resolving certain existing operational, commercial and financial problems of Santa Isabel. In addition, Carrefour (France) opened its first store in Chile in the Lonquen area of Santiago, a low income level neighborhood, in November 1998 and a second store in Las Condes, a high income neighborhood, in 1999. In 2000, a third Carrefour store was opened in the South East area of Santiago, in a middle-low income neighborhood.

     We believe that we are well-positioned within the Chilean market to compete effectively. Our multiple formats have permitted us to diversify into different segments of the population. Due to this diversification, we are less vulnerable to any particular type of competitor. Furthermore, we benefit from certain economies of scale within the Chilean market since we stand as the largest supermarket chain in Chile. Finally, our strategy of purchasing strategic store location properties allows us to project our expansion and capital expenditure program with greater accuracy, and be less susceptible to the lack of availability of prime real estate.

     As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (home, electronics, apparel, pharmacy and cafe), we compete in a market far larger than the supermarket industry that includes department stores, specialty stores and other retail entities. This market provides numerous opportunities to expand the scope of our business.

Trademarks, Tradenames and Service Marks

     We own certain trademarks, tradenames and service marks used in our business, including Almac, Ekono and Lider and their respective logos, covering the Chilean market. We believe that our trademarks, tradenames and service marks are valuable assets which differentiate us from our competitors.

Insurance

     We maintain insurance policies covering, among other things, fires, earthquakes, floods and general business liability. Our management believes that our insurance coverage is adequate for our business.

Regulation

     We are subject to the full range of governmental regulation and supervision, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws in Chile. These include regulations to ensure sanitary and safe conditions in sale and distribution facilities of foodstuffs and requirements to obtain construction permits for our new facilities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations.

     Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products in Chile. Our supermarkets are subject to inspection by the Servicio Nacional de Salud ("National Health Service" or "SNS"), which inspects supermarkets on a regular basis and takes samples for analysis. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agricola y Ganadero ("Agricultural and Livestock Service" or "SAG"). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the SNS.

     In addition, the Chilean Anti-trust Commission has broad regulatory powers and is empowered to intervene to prevent acquisitions tending to decrease the levels of competition in the marketplace or anticompetitive behavior in general. Although we consider that the highly competitive nature of the Chilean food retail market makes it an unlikely sector for anti-trust concerns, the Chilean government is currently engaged in a fact finding investigation of the procurement practices in the food retailing sector.

Capital Expenditures

     The supermarket business is capital intensive. Over the past five years, we spent approximately US$794 million, primarily to develop and expand our store formats. In the years 2001 through 2003, we expect to invest a total of US$346 million to open 14 new stores in Chile. We have already opened seven and expect to open the other seven before the end of 2003. Our projected capital expenditures may vary substantially from the numbers set forth below as a result of market competition and the cost and availability of the necessary funds.

     We project capital expenditures of Ch$78,575 million (US$120 million) for the year 2002, which are required for the opening of six new stores, the remodeling of existing stores, the transformation of six stores and the purchase of land for new projects. We plan to open 11 stores before the end of 2003, including ten Lider stores and one Ekono store, and to transform six Ekono stores into the Lider Vecino format. This will require an additional US$120 million of capital expenditures for 2003. The projected capital expenditures will be concentrated in the Lider and Ekono formats in order to take advantage of the increasing purchasing power of the middle and lower middle classes in Chile to which these formats are targeted. The following table sets forth our actual capital expenditures for 1999, 2000 and 2001 and projected capital expenditures for 2002 and 2003:

                                    Actual for year ended
                                        December 31,                  Projected                 Total Projected
                                    ---------------------         ------------------         --------------------
                                     1999           2000          2001          2002         2003       2002-2003
                                     ----           ----          ----          ----         ----       ---------

Number of stores at beginning
  of year...................             50             51             52            54           60            54
New stores opened or acquired             1              1              3             6            5            11
Stores sold or closed.......             --             --              1            --           --            --
Existing stores remodeled or
  expanded..................             --             --              2             2            2             4
Existing stores transformed
  into another format (Almac
  into Ekono and Ekono into
  Lider Vecino).............              1              4              2             6           --             6
Number of supermarkets at end
  of year...................             51             52             54            60           65            65
Format of stores at end of
  year:
Almac(1)....................              5              4              4             4            4             4
Ekono.......................             33             30             28            22           23            23
Lider-Lider Mercado.........             13             14             17            23           27            27
Lider Vecino................             --             --              5            11           11            11
Capital expenditures(2).....     Ch$ 27,763     Ch$ 48,582     Ch$ 69,125    Ch$ 78,575   Ch$ 78,575   Ch$ 157,150
                                 (US$ 40.9      (US$ 74.2      (US$ 105.6    (US$ 120.0   (US$ 120.0    (US$ 240.0
                                  million)       million)       million)      million)     million)      million)

-----------------
(1)  Includes Almac
(2)  In millions of constant Chilean pesos.

Description of Property

     In the last five years we invested approximately US$794 million in real estate and opened 32 stores. For the period of 2002 through 2003, we envision capital expenditures of US$240 million to open 11 additional stores (72,000 sq. m) resulting in a total of 65 operating stores by the end of 2003 in Chile. In addition, six Ekono stores will be transformed into the Lider Vecino format during 2002.

     An important component of our development is the early acquisition of strategically located properties, by which we accumulate a stock of valuable undeveloped properties that gives us control of our expansion process in Chile. We increasingly develop our projects as "commercial centers" in which one of our stores is combined with other non-competing stores (e.g., McDonald's, Blockbuster) to create a complete shopping destination for consumers. We developed seven stores in "Power Centers," in which the property was developed in conjunction with Homecenter Sodimac, a hardware superstore. This strategy has also allowed us to defray our real estate costs by fully developing the commercial potential of the properties.

     Although our real estate activities were historically carried out through subsidiaries, principally Sociedad Anonima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. and Constructora e Inmobiliaria El Rodeo S.A., in December 1995, such subsidiaries were merged into our Company and a separate division was established to administer our real estate interests and develop our properties as required by our supermarket expansion program.

     At December 31, 2001, we owned 45 (of which five were subject to financial leases) of our 54 store locations in Chile with 882,799 square meters built up and 1,239,591 square meters of land for new projects. In addition, we own the La Dehesa, Maipu, Puente Alto and Gran Avenida shopping centers in Santiago, and the Vina del Mar and Antofagasta shopping centers in the cities of the same name. We currently lease properties adjacent to our stores to a hardware superstore, McDonald's and Blockbuster, among others. Leasing properties to third parties accounted for revenues of Ch$6,345 million (US$9.7 million) in 2001. In addition, at December 31, 2001, we owned our headquarters/service school and the adjacent distribution center at Quilicura, in the outskirts of Santiago, and 19 additional sites for new projects (three of which are already under construction: Concepcion, Puerto Montt and Valdivia) which will be opened during the first half of the year 2002. A significant portion of these sites are strategically located at major intersections or other desirable store locations.

     The following chart presents a breakdown of our Chilean facilities at December 31, 2001, including their respective location, opening date, remodeling date, size and type of property each facility represents:


                                                                                                         Type of
                                                             Last Year                                  Property
                                  Region      Date Opened    Remodeled   Facility Size  Selling Area    Interest
                                  ------      -----------    ---------   -------------  ------------    --------
                                                                          (Sq. Meters)  (Sq. Meters)
Almac
     Plaza Lyon............         SMR          1982           --            2,270         1,227         Owned
     Vitacura..............         SMR          1962           1987          2,076         1,184         Owned
     Parque Arauco.........         SMR          1982        1997-1998          700           600        Leased
     Manuel Montt..........         SMR          1997           --              500           400        Leased
Ekono
     Colon.................         SMR          1971           1991          3,183         1,675         Owned
     Tobalaba..............         SMR          1984           1997          3,014         1,411         Owned
     Grecia................         SMR          1984           --            3,433         1,590         Owned
     Gran Avenida..........         SMR          1988           --            3,075         1,498         Owned
     Plaza Egana...........         SMR          1990           1997          3,984         1,780         Owned
     Estoril...............         SMR          1982           1992          3,673         2,298         Owned
     La Dehesa.............         SMR          1992           1996          5,711         3,702         Owned
     Maipu.................         SMR          1992           1997          2,295         1,300         Owned
     La Frontera...........         IX           1992           --            3,645         2,188        Leased
     Apoquindo.............         SMR          1992           1997          2,931         1,515         Owned
     Seminario.............         SMR          1992           --            2,088         1,013         Owned
     La Calera.............          V           1992           --            1,864           974        Leased
     Quilpue...............          V           1993           --            1,544           866        Leased
     Calama................         II           1993           --            2,429         1,390        Leased
     Chuquicamata..........         II           1993           --            2,136         1,080        Leased
     Tomas Moro............         SMR          1995           --            5,339         3,340         Owned
     Independencia.........         SMR          1997           --           18,941 (2)     4,608         Owned (1)
     Pedro de Valdivia.....         SMR          1975           2000          3,378         1,782         Owned
     Irarrazabal...........         SMR          1961           1999          3,731         2,064         Owned
     Arica.................          I           1998           --           24,499         3,500         Owned
     Latadia...............         SMR          1998           1998          5,318         1,545         Owned
     Los Morros............         SMR          1998           --           12,939         4,096         Owned
     Pajaritos(4)..........         SMR          1997           2000         14,451         2,891         Owned
     Los Dominicos.........         SMR          1998           --           25,164 (2)     4,000         Owned
     Recoleta..............         SMR          1998           --           14,563 (2)     4,200         Owned
     Santa Rosa............         SMR          1998           --           12,646 (2)     4,036         Owned
     San Bernando..........         SMR          1998           --            9,236 (2)     3,700         Owned (1)
     Marina Arauco.........          V           1999           --            1,244           781        Leased
Lider
     Puente Alto...........         SMR          1995           1997          9,078        10,244         Owned
     Pajaritos.............         SMR          1996           --           32,634 (2)     9,133         Owned (1)
     Alameda...............         SMR          1995           1997         37,028 (2)     9,396         Owned (1)
     Vina del Mar..........          V           1995           1997        108,648        13,030         Owned
     Departamental.........         SMR          1996           --           37,627 (2)     9,133         Owned (1)
     El Belloto............          V           1998           --           31,963 (2)     8,960         Owned
     La Serena.............         IV           1998           --           31,043         9,340        Leased
     Vitacura..............         SMR          1998           --           35,430 (2)     8,550         Owned
     Oeste.................         SMR          1998           --           22,409        13,243         Owned
     Bio-Bio...............        VIII          1998           --           35,336        12,716         Owned
     Antofagasta...........         IX           1998           --           61,617 (2)    11,500         Owned
     Santa Amalia..........         SMR          1998           --           44,625 (2)    12,710         Owned
     Gran Avenida..........         SMR          1996           1997         16,822 (2)     9,550         Owned
     La Reina..............         SMR          2000           --           18,649        11,500         Owned
     Outlet Pajaritos(4)...         SMR          2000           --            1,611         1,611         Owned
     Temuco................         IX           2001           --           23,789         6,650         Owned
     Macul (5).............         SMR          2001           --           30,875         6,020         Owned
Lider Vecino
     Vicuna Mackenna.......         SMR          1985        1996-2000        7,738         4,215         Owned
     Vespucio Sur..........         SMR          1993        1997-2000        6,853         3,900         Owned
     Iquique...............          I           1997           2000         17,684 (2)     4,720         Owned
     Talca.................         VI           1997           2001         16,630         4,130         Owned
     Osorno................          X           1998           2001          8,289         3,300         Owned
Lider Mercado
     Puente Nuevo                   SMR          2001           --           44,421        11,850         Owned
Shopping Centers(3)
     La Dehesa.............         SMR          1992           --           15,000         9,381         Owned
     Las Palmas (Maipu)....         SMR          1992           --           10,800         5,095         Owned
     Puente Alto...........         SMR          1998           --           49,127        28,609         Owned
     Gran Avenida..........         SMR          1998           --           49,895        22,256         Owned
     Vina del Mar..........          V           1998           --          108,648        33,597         Owned
     Antofagasta...........         II           1999           --           80,000        22,863         Owned

--------------
(1) Indicates real estate subject to financial lease arrangements (similar to sale leasebacks). We retained ownership of the buildings in the Independencia, Puente Alto and Departamental locations, entering into sale leaseback arrangements only for underlying real estate. In all cases the properties revert to us at the expiration of the lease.
(2)  Includes underground parking.
(3) In selling area, all stores are included, in addition to the super/hypermarkets.
(4) During the second quarter of 2000, Ekono Pajaritos was remodeled so as to reduce its selling area to 2,991 square meters. Its remaining 1,611 square meters were redesigned into the Pajaritos Outlet which, although not a hypermarket, finds its selling area included in the total square meters for our hypermarket format.
(5) Lider Macul was built on the site where Ekono Macul, demolished in January 2001, was previously located. Adjacent land was added to develop Lider Macul (opened in August 2001).

     The following chart presents a breakdown of our undeveloped real estate holdings in Chile, including the property's size and location:


                                                     Sites              Square Meters
                                                    -------             -------------
Region
V, SMR............................................    12                 1,055,370
VI, VIII, IX, X, XII..............................     7                   184,221
                                                     ---                 ---------
  Total...........................................    19 (*)             1,239,591 (*)
                                                     ===                 =========

---------
(*) Of these totals, three sites (a total of 59,884 sq. meters) are under construction for openings in 2002: Concepcion (VIII Region), Puerto Montt (X Region) and Valdivia (X Region).

     Although our general policy is to purchase our properties in order to secure strategic locations against competitors, this is not feasible in certain cases, particularly those store sites within shopping centers. In such instances, we lease the desired locations, if strategically justified. Our leased stores have initial terms ranging from one to five years. We generally pay a variable rent based upon the store's revenues.

     As reflected in the above table, we regularly remodel our stores and invest on an ongoing basis in new decorations and fixtures, updated signage and technology. To the extent that we centralize distribution of inventory, it is anticipated to result in a reduction of the required stocking area and permit an expansion of selling space in certain of our existing stores. Currently, some of our properties are held in wholly-owned subsidiaries while others are held directly by us.

Legal Proceedings

     We are party to certain legal proceedings in Chile arising from the normal course of our business which we believe are routine in nature and incidental to our operations. We do not believe that the outcome of the proceedings to which we currently are a party will have a material adverse effect upon our operations, financial condition, results of operations, cash flows or prospects.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with our consolidated financial statements including the notes thereto included elsewhere in this Annual Report. We prepare our financial statements in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. Note 24 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation with U.S. GAAP of net income and total shareholders' equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. Accordingly, all financial information regarding our company, unless otherwise indicated, was restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets, liabilities and shareholders' equity, such that all such information is presented in comparable monetary terms. These changes are based on the CPI measured from December 1 to November 30 of each year. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on our net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered "monetary" for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation with GAAP. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos of December 31, 2001 purchasing power.

     Certain of our liabilities are denominated in Unidades de Fomento (UFs). A UF is a daily, inflation-indexed, Chilean peso-denominated monetary unit which is set in advance based on changes in the Chilean CPI of the immediately preceding month. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in our consolidated statements of income.

     Our consolidated financial results for the year ended December 31, 1999 include the results of Ekono-Argentina through November 30, 1999, which accounted for 10.8% of our net revenues at and a loss of our operating income at and for the year ended December 31, 1999. Ekono-Argentina prepared its financial statements in accordance with Chilean GAAP as well as, for purposes of local requirements, in accordance with accounting principles generally accepted in Argentina. Our consolidated financial statements reflect the Chilean GAAP results of our Argentine subsidiary translated into Chilean pesos. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized.

     Critical Accounting Policies and Estimates

     In the preparation of our financial statements, in accordance with Chilean GAAP, we are required to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for bad debts, inventories, useful lives of property, plants and equipment, intangible assets, contingent liabilities, income tax valuation allowances, severance indemnities and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying value of our assets and liabilities. Actual results could differ from these estimates under different assumptions and conditions. Below, we have identified the accounting policies that are critical to our financial statements.

     Notes and accounts receivable and other assets

     We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on the period of nonpayment of balances, which is presented as a deduction from Notes Accounts Receivable and Other Assets. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past.

      Inventories

     Inventories are valued at price-level restated purchase cost, which does not exceed their net sale value. Products that are obsolete or out of season are sold during the year. Eventually, allowances for obsolescence could exist for those products that are not sold in that year. However, our goal is to make such sales within the year in order to optimize inventories.

     Property, Plant and Equipment and Depreciation

     Property, plant and equipment are stated at price-level restated purchase cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions, relating to the useful lives of such assets, that affect the reported amounts of assets and the disclosure at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income Taxes

     We record valuation allowances, if it is necessary, to reduce our deferred tax assets to the amount that we are likely to realize. We consider future taxable income and tax planning strategies to assess the need for and the size of the valuation allowances. If we determine that we can realize a deferred tax asset in excess of our net recorded amount, we adjust the deferred tax asset, thereby increasing income. Conversely, if we determine that we are unable to realize all or part of our net deferred tax asset, we adjust the deferred tax asset, thereby decreasing income.

     Contingent Liabilities

     We are party to a number of claims and lawsuits, which are related to the normal course of business activity. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Changes in the amount of the provisions affect our consolidated statements of income.

     Revenue Recognition

     Revenues are recognized at the point of sale to retail customers. Income for in-store promotions, or other incentives from suppliers that are non-refundable credits or payments are recognized when the related activities that are required by the supplier are completed, the amount can be fixed or is variable and determinable, and the collectability is reasonably assured. This income is generally included as an offset of cost of sales. Funds that are directly linked to advertising commitments are recognized as a reduction of cost of sales when the related advertising commitment is satisfied. We also maintain allowances for possible estimated losses due to bad debts that result from the inability of our customers to make required payments.

     Generally accepted accounting principles specify the conditions we observe in recording our revenue generating activities. Accounting for sales incentives and other similar consideration between a vendor and a retailer or a customer under US GAAP is currently under review by the Financial Accounting Standards Board, a Chilean governmental organization in charge of developing and approving new accounting standards. Although we continue to assess the effect of any changes in the standards, we currently do not believe they will have a material effect on our consolidated financial statements.

Overview

     General

     Our historical financial results have been, and our financial results are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Chile (in particular, in the Santiago metropolitan region and other regions of Chile where we operate). To a lesser degree, in the past our financial results were also affected by the same factors in Argentina. However, with the sale of Ekono-Argentina in 1999, we are no longer exposed to Argentine risks. The Chilean economy experienced significant growth from 1989 to 1998, which contributed to increased levels of demand for our products and services during that period. In part due to the 1997 currency crisis in Asia, Chilean GDP growth decreased between 1998 and 2001, which contributed to declining same store sales during that period.

     During the first half of 2001, economic growth in Chile was 3.5% as compared to the same period of the previous year. However, economic growth during the second half declined, only increasing 2.6% over the same period of the previous year. The weaker economic growth in the second half resulted mainly from a declining external economic environment and inadequate internal management. The adverse external economic environment mainly consisted of declining economic conditions in the United States, Europe and Japan. The recessionary conditions in these three economies caused world trade during 2001 to grow by only 2%. The main Chilean economic indices for 2001 show:

     o    GDP grew 2.8%;

     o    internal consumption increased by 1.4%;

     o    unemployment remained at 9.2%; and

     o total supermarket sales increased 4.6%, while same store sales increased by 0.4%.

     Our results of operations in 2001 were adversely affected by the recessionary conditions in the Chilean economy and the consequent negative effect it had on consumer spending. After increasing at an annual rate of 7.6% between 1989 and 1998, Chilean GDP contracted 1.1% in 1999, grew 5.4% in 2000, and grew 3.0% in 2001. Overall, Chile's growth and stability during the 1990s resulted in a strong expansion in domestic consumption, which benefited retail businesses, including our company.

     Between 1997 and 1998, our operations increased significantly through the expansion and renovation of existing supermarkets, the opening of new stores and formats, as well as the acquisition of other supermarkets in Chile and Argentina. During 1997, twelve stores were renovated or expanded. During the same period, six new stores were opened (Hiper Ekono Independencia, Hiper Ekono Iquique, Hiper Ekono Talca, Hiper Ekono Acoyte (Buenos Aires), Hiper Ekono San Juan (Buenos Aires) and Almac Manuel Montt). During 1998, 17 stores were opened: six Lider (El Belloto, La Serena, Oeste, Bio-Bio, Antofagasta and Santa Amalia), seven Ekono in Chile (Arica, Los Morros, Osorno, Los Dominicos, Recoleta, Santa Rosa and San Bernardo), and four Ekono in Argentina (Pacheco, Montegrande, Cordoba and Rivadavia). Additionally, Ekono Buenaventura was transformed into Lider Vitacura.

     During 1999, we opened two stores and sold ten in connection with the sale of our Argentine operations. Ekono Directorio was opened in Buenos Aires, bringing the total of Ekono-Argentina stores to ten. Ekono Marina Arauco was opened in Vina del Mar, Chile, in December 1999. Additionally, Almac Irarrazabal was transformed into the Ekono format in 1999. During the year 2000, we launched a new format with the opening of the first Lider Vecino store in the Nunoa neighborhood of Santiago. We subsequently opened two additional Lider Vecino hypermarkets. One resulted from the transformation of an Ekono store in Iquique into a Lider Vecino hypermarket. The second opening arose from the transformation of another Ekono store in Vicuna Mackenna. During 2001, we closed and demolished Ekono Macul, added an adjacent plot of land to the site of the former Ekono Macul, and built and opened Lider Macul on that site in August. In April of the same year we opened Lider Temuco. Additionally, in 2001 we transformed the Ekono Talca and Osorno supermarkets into the Lider Vecino hypermarket format (3,300 square meters). Thus, at December 31, 2001, we had opened two new Lider hypermarkets (Lider Temuco in the IX Region and Lider Macul in Santiago), launched a new concept with the opening of Lider Mercado Puente Nuevo in Santiago, and transformed two Ekono supermarkets into the Lider Vecino format. In total, 21,628 sq. meters of sales area were added during 2001.

     Our growth in sales and store expansion has resulted in part from targeting Chile's emerging middle classes with our Lider and Ekono formats. As a result of the sustained growth of the Chilean economy, the standard of living improved, lifting many families from below the poverty line to the lower-middle and middle class tier. This segment of the population contributed to a significant portion of the increase in supermarket sales over the last twelve years.

     We believe that our current gross margins are likely to be affected by increased competition in the Chilean market, although we hope to offset this, to an extent, through our planned expansion program. In order to preempt current competitors and deter potential competitors, we seek to be the low-price leader in Chile through our Lider and Ekono formats. As a managerial objective, anticipating tighter gross margins compels our division managers to focus upon increasing sales volume and reducing operating costs, thereby maintaining and improving operating margins.

     The following table sets forth, for the periods indicated, changes in net revenues and same store net revenues together with certain macroeconomic indicators. "Same store net revenues" means net revenues or revenues throughout such period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior 12 months:


                                                                           Year ended December 31,
                                                                  ------------------------------------------
                                                                  1999               2000               2001
                                                                  ----               ----               ----

Increase (decrease) in net revenues during period (1)..           25.1%              (5.6)%             10.3%
Increase (decrease) in total sales during the period (1)          25.5%              (6.5)%              9.5%
Increase (decrease) in same store sales................           (9.7)               2.4                3.0
Increase (decrease) in Chilean GDP.....................           (1.1)               5.4                2.8
Increase (decrease) in Chilean consumption.............           (1.0)               3.5                1.4

---------
(1) Sales refers only to sales from stores while revenues takes into consideration sales plus other income such as suppliers' contributions, rental income, etc.

     Sale of Supermercados Ekono S.A. (Argentina)

     In December 1999, we sold our operations in Argentina to Disco S.A. for US$150 million. Of the total purchase price, US$60 million was paid in cash, and the balance will be payable on a deferred basis over three years (balance of US$90 million is due in May 2003). At the time of sale, Ekono-Argentina consisted of ten stores in Argentina which operated in the Ekono format and had net revenues of Ch$94,923 million, representing 10.8% of our consolidated net revenues. The sale of Ekono-Argentina generated a loss for us of Ch$13,355 million (US$23 million).

     Acquisition of Fullmarket S.A.

     On October 31, 1996, we acquired from unrelated third parties a 100.00% interest in Fullmarket S.A. for Ch$12,553,319, that was paid during 1997. During 1999, we increased the goodwill balance by

Ch$1,033,930, paid as the result of an arbitration proceeding that settled a dispute with Fullmarket's former owners. The acquisition was accounted for as a purchase. The excess of cost and liabilities acquired over assets acquired was designated as goodwill, which is being amortized over twenty years.

Results of Operations

     The following table sets forth, for the periods indicated, certain items in our income statement expressed as percentages of net revenues:

                                                                           Year ended December 31,
                                                                  ------------------------------------------
                                                                  1999               2000               2001
                                                                  ----               ----               ----

Net revenues...........................................          100.0%             100.0%             100.0%
Cost of sales..........................................          (79.1)             (78.2)             (77.5)
Gross income...........................................           20.9               21.8               22.5
Selling and administrative expenses....................          (17.6)             (16.1)             (16.6)
Operating income.......................................            3.3                5.7                6.0
Non-operating income...................................            0.2                0.3                0.2
Non-operating expenses.................................           (4.1)              (2.1)              (1.6)
Price-level restatement...............................            (0.2)               0.1                0.6
Provisions for taxes...................................           (0.3)              (0.4)              (0.8)
Net income.............................................           (1.1)               3.6                4.3

      The following table sets forth, for the periods indicated, a breakdown of our net revenues by division expressed as a percentage of net revenues:


                                                                           Year ended December 31,
                                                             --------------------------------------------------
Chile:                                                           1999                2000               2001
                                                             -----------         -----------        -----------

Ekono/Almac..............................................           35%                 36.3%              26.3%
Lider-Lider Vecino-Lider Mercado.........................           51.9                61.0               70.4
Other(1).................................................            2.3                 2.8                3.3
                                                             -----------         -----------        -----------
Total....................................................           89.2%              100.0%             100.0%
                                                             ===========         ===========        -----------

Argentina:
Ekono(2).................................................           10.8                 N/A              N/A
                                                             -----------         -----------        ---------
Total....................................................          100.0%              100.0%             100.0%
                                                             ===========         ===========        ===========
Total(3).................................................    Ch$ 876,850         Ch$ 827,361        Ch$ 912,922

---------

(1)  "Other" reflects third party rental income.
(2) The results of operations of Ekono-Argentina were included in our consolidated financial statements from September 30, 1996 through November 30, 1999. Ekono-Argentina was sold in December 1999.
(3)  In millions of Chilean pesos.

     Our net revenues principally include:

     o    product sales from our supermarket and hypermarket operations;

     o fees received from suppliers for access to selling spaces, in the form of rebates, special promotions or payments upon opening new stores (together, "supplier fees");

     o    revenues from our concessionaires in each store;

     o revenues from our credit card operations, in each case net of the value added taxes (VAT) paid by the consumer;

     o rental income from the real estate division (stores leased in shopping malls); and

     o income from our distribution center, consisting of charges paid by suppliers for the distribution of centralized goods.

     Our net revenues do not include suppliers' discounts, which are accounted for as reductions to our cost of sales. In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable.

     2001 Compared to 2000

     Consistent with our strategy, 2001 was characterized by:

     o growth in net revenues as a result of the addition of 21,628 sq. meters of sales area, including the transformation of the Ekono Talca and Ekono Osorno supermarkets into the Lider Vecino hypermarket format;

     o a 14.1% increase in gross income compared to year 2000, representing 22.5% of net revenues; and

     o a 44.0% improvement in non-operating results compared to 2000 due to lower financial expenses (-18.8% compared to the previous year) resulting from the debt restructuring undertaken at the end of 2000, and from a positive monetary correction recorded during 2001.

     Moreover, our results for 2001 demonstrate:

     o an increase in selling and administrative expenses (13.5% higher than in 2000), partly due to higher pre-opening expenses;

     o an increase in earnings before interest, taxes, depreciation and amortization (EBITDA), which for 2001 were US$129.1 million, representing 9.3% of net revenues, which reflects a 12.0% increase over consolidated results for 2000;

     o an 16.0% increase in operating income, due to positive trends in terms of revenues and gross margin; and

     o    higher net income if compared to consolidated results of 2000.

     Our capital expenditures in 2001 totaled US$105.6 million, in accordance with the budget approved by our Board, and accounted for:

     o    the opening of two Lider hypermarkets (Lider Temuco and Lider
          Macul);

     o the transformation of two Ekono stores into the new Lider Vecino hypermarket format (Talca and Osorno);

     o the launching of the Lider Mercado format with the opening of Lider Mercado Puente Nuevo;

     o    the remodeling of several existing stores;

     o the launching of second stage development for our distribution center;

     o    the purchase of land for new projects; and

     o    significant investments in new information systems.

     Moreover, during 2001, important improvements were made in lowering 'shrinkage' and reducing the number of days products are held in inventory. 'Shrinkage' includes losses in inventory, losses and damage during transportation and theft. Shrinkage decreased as a percentage of total revenues and in terms of monetary expense, both in our hypermarket and supermarket formats. This translated into a consolidated shrinkage reduction from 1.86% of total sales in 2000 to 1.75% in 2001.

     Net Revenues. Our net revenues in 2001 were Ch$912,922 million (US$1,394.2 million), which represent an increase of 10.3% as compared to Ch$827,361 in 2000. Our 2001 net revenues were as follows:

     o hypermarkets accounted for Ch$642,449 million (US$981.2 million), as compared to Ch$504,489 million for 2000;

     o supermarkets accounted for Ch$239,908 million (US$366.4 million), as compared to Ch$299,960 million for 2000; and

     o other accounted for Ch$30,565 million (US$46.7 million), as compared to Ch$22,912 million for 2000.

     Despite the fact that our total supermarket revenues decreased by 20% in 2001, our net revenues increased as a result of a 27.3% increase in our total hypermarket revenues. The decrease in supermarket net revenues and the offsetting increase in hypermarket net revenues was principally due to the transformation of Ekono supermarkets into Lider Vecino hypermarkets, the closing of one Ekono store and the opening of two Lider hypermarkets and one Lider Mercado hypermarket.

     Same-store sales increased by 3.0% in 2001 compared to 2000. This increase was principally attributable to increased sales in Lider and Ekono stores, and to the transformation of Ekono supermarkets into the Lider Vecino format.

     Cost of Sales and Gross Income. Gross income in 2001 was Ch$205,512 million (US$313.9 million), representing an increase of 14.1%, as compared to Ch$180,038 in 2000. Our 2001 gross income was as follows:

     o Ch$119,250 million (US$182.1 million) was attributable to hypermarkets, as compared to Ch$86,250 million in 2000;

     o Ch$56,045 (US$85.6 million) was attributable to supermarkets, as compared to Ch$74,077 million in 2000; and

     o Ch$30,217 million (US$46.1 million) was attributable to other, as compared to Ch$19,711 in 2000.

     Despite the fact that our supermarket gross income decreased by 24.3% in 2001, our gross income increased as a result of a 38.3% increase in our hypermarket gross income. The decrease in supermarket gross income and the offsetting increase in hypermarket gross income was principally due to the transformation of Ekono supermarkets into Lider Vecino hypermarkets, the closing of one Ekono store and the opening of two Lider hypermarkets and one Lider Mercado hypermarket. As a percentage of net revenues, gross margin in 2001 was 22.5%, representing an increase of 3.2% as compared to 21.8% in 2000.

     Our cost of sales as a percentage of net revenues in 2001 was 77.5%, representing a decrease of 0.9% as compared to 78.2% in 2000. Cost of sales consists of the cost of products sold plus the shrinkage (loss due to theft or damage) from store operations, plus promotional mark-down below purchasing costs.

Shrinkage in 2001 represented 1.75% of total sales, representing a decrease of 5.9%, as compared to 1.86% of total sales in 2000.

      Selling and Administrative Expenses.

      On a consolidated basis, selling and administrative expenses in 2001 were Ch$151,090 million (US$230.7 million), representing a 13.5% increase as compared to Ch$133,129 in 2000. Additionally, selling and administrative expenses, as a percentage of net revenues, were 16.6% in 2001, representing an increase of 3.1% as compared to 16.1% in 2000. This increase resulted from higher recurring expenses and start-up expenses resulting from store openings. Recurring expenses in 2001 were Ch$118,472 million (US$180.9 million), representing a 14.8% increase as compared to Ch$103,215 million in 2000, and such increase was due to more aggressive commercial policies involving higher advertising expenses, as well as an increase in the service level in stores which led to larger payroll expenses. Costs attributable to store openings in 2001 were Ch$2,511 million (US$3.8 million), representing an 81.7% increase as compared to Ch$1,382 million in 2000. Depreciation and amortization expenses remained fairly constant, representing 3.4% and 3.3% of net revenues in 2000 and 2001, respectively.

      Operating Income. Our operating income in 2001 was Ch$54,422 (US$83.1 million), representing an increase of 16.0% as compared to Ch$46,910 million in 2000. As a percentage of net revenues, operating income in 2001 was 6.0%, representing an increase of 5.3% as compared to 5.7% in 2000.

     Non-operating Income. The following table sets forth, for 2000 and 2001, information concerning our non-operating income:

                                                   Year ended December 31,
                                               ------------------------------
                                                  2000                 2001
                                               ---------            ---------
                                                (in millions of constant Ch$)
Interest income.............................   Ch$   806            Ch$   972
Other non-operating income(1)...............       1,328                  241
Amortization of negative goodwill...........         333                  338
                                               ---------            ---------
   Total non-operating income...............   Ch$ 2,467            Ch$ 1,551
                                               =========            =========
---------------
(1) "Other" includes principally gains on sales of fixed assets and tax refunds.

     Non-operating income in 2001 was Ch$1,551 million (US$2.4 million), representing a decrease of 37.1% compared to non-operating income of Ch$2,467 million in 2000. This decrease was principally a result of a decrease in the line item referred to in our notes to the financial statements as "other non-operating income," which, for 2000, recorded Ch$757 million in net tax loss refunds, which were not present in 2001.

     Non-operating Expense. The following table sets forth, for 2000 and 2001, the components of non-operating expenses on a consolidated basis:

                                                 Year ended December 31,
                                             --------------------------------
                                                2000                  2001
                                             ----------            ----------
                                              (in millions of constant Ch$)
Interest expense..........................   Ch$ 15,123            Ch$ 12,282
Minority interest.........................          101                   164
Other non-operating expense...............        1,050                 1,624
Amortization of goodwill..................          737                   757
Loss on sale of Ekono-Argentina...........           --                    --
                                             ----------            ----------
   Total non-operating expense............   Ch$ 17,011            Ch$ 14,827
                                             ==========            ==========

     Non-operating expenses in 2001 were Ch$14,827 million (US$22.6 million), representing a decrease of 12.8% compared to non-operating expenses of Ch$17,011 million in 2000. This reduction resulted primarily from lower financial expenses. Interest expenses decreased 18.8% due to our lower level of debt that resulted from the repayment of loans financed through the issuance of bonds in December of 2000.

     Price-level Restatement. Price-level restatement of our non-monetary assets and liabilities, as well as capital, income and expense accounts, resulted in a net gain of Ch$5,537 million (US$8.5 million) in 2001, representing an increase of 758.4% as compared to a net gain of Ch$645 million in 2000. See "--Impact of Inflation and Price-level Restatement".

     Provisions for Taxes. Provisions for taxes in 2001, including current and deferred taxes, were Ch$7,317 million (US$11.3 million), representing an increase of 114.6% as compared to Ch$3,410 million in 2000. The effective income tax rate for 2001 was 15.7% of income, before income taxes, representing an increase of 51.0% as compared to 10.4% in 2000. Starting on January 1, 2001, we began to record all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book value and tax basis of our assets and liabilities. According to Technical Bulletin No. 71 of the Chilean Institute of Accounts, beginning in 2001, deferred taxes will be accounted for according to the income tax rate effective during the year in which such deferred taxes are recognized. In 2002, the income tax rate will begin to progressively increase to a maximum of 17% in 2004. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     Net Income (Loss). Net income (loss) in 2001 was Ch$39,365 million (US$60.1 million), representing an increase of 33.0% as compared to net income of Ch$29,600 million in 2000. Net income in 2001 corresponded to 4.3% of total revenues, which represents a net gain of US$14.9 million from 2000, when net income was US$45.2 million. As a percentage of net revenues, net income was 4.3% in 2001, representing an increase of 19.4% as compared to net income totaling 3.6% of net revenues in 2000.

     2000 Compared to 1999

     Consistent with our strategy, 2000 was characterized by growth in net revenues as a result of:

     o    consolidation of our new stores opened the previous year;

     o    the opening of a new hypermarket; and

     o the transformation of three Ekono stores into the new Lider Vecino format.

     Our consolidated net revenues decreased 5.6% from 1999 to 2000 due to the sale of Ekono-Argentina. However, our results for 2000 also demonstrate:

     o    a decrease in selling and administrative expenses;

     o    an increase in EBITDA;

     o    increased operating results;

     o    improved non-operating income; and

     o    higher net income if compared to consolidated results in 1999.

     Net Revenues. Our net revenues in 2000 were Ch$827,361 million (US$1,263.6 million), representing a decrease of 5.6%, primarily attributable to the sale of Ekono-Argentina. If you exclude the results of Ekono-Argentina, however, our net revenues increased 5.8% in 2000 as compared to 1999. This increase was principally due to an increase in company supermarket sales, driven mainly by hypermarkets, which saw a 13.9% growth in total sales.

     Same-store sales increased by 2.4% in 2000 compared to 1999. This increase was principally attributable to our hypermarket division, which posted a 5.6% growth in same-store sales.

     Cost of Sales and Gross Income. Our cost of sales as a percentage of net revenues in 2000 was 78.2%, representing a decrease of 1.1% (a 6.6% real decrease in terms of cash) as compared to 79.1% in 1999. Gross income in 2000 was Ch$180,039 million representing a decrease of 1.9% as compared to Ch$183,555 in 1999. As a percentage of net revenues, gross margin in 2000 was 21.8%, representing an increase of 4.3% as compared to 20.9% in 1999. If the results of Ekono-Argentina are excluded, cost of sales as a percentage of net revenues in 2000 was 78.2%, representing a decrease of 4.7% as compared to 79.0% in 1999. Cost of sales consists of the cost of products sold plus the shrinkage (loss due to theft or damage) from store operations, plus promotional mark-down below cost.

     Selling and Administrative Expenses.

     On a consolidated basis, selling and administrative expenses in 2000 were Ch$133,129 million, representing a decrease of 13.8% as compared to Ch$154,486 million in 1999. Additionally, selling and administrative expenses, as a percentage of net revenues, were 16.1% in 2000, representing a decrease of 8.5% as compared to 17.6% in 1999. This decrease resulted from the sale of Ekono-Argentina, which had a higher expense structure as compared to our Chilean operations. Due to this sale, Ekono-Argentina's higher expense structure is not reflected in our 2000 figures.

     If the results of Ekono-Argentina are excluded, selling and administrative expenses in 2000 were Ch$133,129 million, representing an increase of 6.9% as compared to Ch$124,589 million in 1999. As a percentage of net revenues, selling and administrative expenses in 2000 were 16.1%, representing an increase of 1.3% as compared to 15.9% in 1999. Depreciation and amortization expenses in Chile represented 3.6% of net revenues in 2000, representing an increase of 2.9% compared to 3.5% of net revenues in 1999.

     Operating Income. Our operating income in 2000 was Ch$46,910, representing an increase of 61.4% as compared to Ch$29,070 million in 1999. As a percentage of net revenues, operating income in 2000 was 5.7%, representing an increase of 72.7%, as compared to 3.3% in 1999. If the results of Ekono-Argentina are excluded, operating income increased 19.5% in 2000 compared to 1999 and as a percentage of net revenues, operating income in 2000 was 5.7%, representing an increase of 14.0% as compared to 5.0% in 1999.

     Non-operating Income. The following table sets forth, for 1999 and 2000, information concerning our non-operating income:

                                                                                    Year ended December 31,
                                                                                -----------------------------
                                                                                   1999                 2000
                                                                                ---------            --------
                                                                                 (in millions of constant Ch$)
Interest income........................................................         Ch$   891            Ch$   806
Share of net income of related companies...............................                --                   --
Other non-operating income(1)..........................................               206                1,328
Amortization of negative goodwill......................................               333                  333
                                                                                ---------            ---------
   Total non-operating income..........................................         Ch$ 1,430            Ch$ 2,467
                                                                                =========            =========

-------
(1) "Other" principally includes gains on sales of fixed assets and tax refunds.

     Non-operating income in 2000 was Ch$2,467 million, representing an increase of 72.5% compared to non-operating income of Ch$1,430 million in 1999. This increase was principally a result of a tax refund due to the carryback of net tax losses.

     Non-operating Expense. The following table sets forth, for 1999 and 2000, the components of non-operating expenses on a consolidated basis:

                                                                                  Year ended December 31,
                                                                              --------------------------------
                                                                                 1999                  2000
                                                                              ----------            ----------
                                                                               (in millions of constant Ch$)
Interest expense......................................................        Ch$ 19,325            Ch$ 15,123
Minority interest.....................................................                36                   101
Other non-operating expense...........................................             2,089                 1,050
Amortization of goodwill..............................................             1,182                   737
Loss on sale of Ekono-Argentina.......................................            13,355                    --
                                                                              ----------            ----------
   Total non-operating expense........................................        Ch$ 35,987            Ch$ 17,011
                                                                              ==========            ==========

     Non-operating expenses in 2000 were Ch$17,011 million, representing a decrease of 52.7% compared to non-operating expenses of Ch$35,987 million in 1999. This reduction resulted primarily from the fact that in 1999, non-operating expenses included the loss generated by the sale of Ekono-Argentina. Interest expenses decreased 21.7% due to our lower level of debt that resulted from the repayment of loans.

     Price-level Restatement. Price-level restatement of our non-monetary assets and liabilities, as well as capital, income and expense accounts, resulted in a net gain of Ch$645 million in 2000, representing an increase of 142.3% as compared to a net loss of Ch$1,526 million in 1999. See "--Impact of Inflation and Price-level Restatement".

     Provisions for Taxes. Provisions for taxes including current and deferred taxes in 2000 were Ch$3,410 million, representing an increase of 47.5% as compared to Ch$2,312 million in 1999. The effective income tax rate for 2000 was 10.4% of income, before income taxes, representing a decrease of 68.4% as compared to 32.9% in 1999. Starting on January 1, 2000, we began to record all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book value and tax basis of our assets and liabilities. Our effective tax rate was lower than the statutory tax rate of 15% due to the refund of certain taxes resulting from the carryback of net tax losses and other permanent differences between the tax on the book value of assets as the amortization of goodwill and negative goodwill. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     Net Income (Loss). Net income (loss) in 2000 was Ch$29,600 million, representing an increase of 417.4% as compared to net loss of Ch$9,326 million in 1999. As a percentage of net revenues, net income was 3.6% in 2000, representing an increase of 427.3% as compared to net loss totaling 1.1 % of net revenues in 1999.

     Net loss in 1999 was primarily attributable to the results of Ekono-Argentina, which were included in our consolidated results through November of that year, as well as to the losses generated by the sale of Ekono-Argentina, which became effective in December of 1999. This sale of Ekono-Argentina generated a charge to our consolidated results of US$23 million in 1999.

Impact of Inflation and Price-level Restatement

     Under Chilean GAAP, we are required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso during the relevant period, thus reflecting by an indirect method, the gain or loss resulting from holding or owning monetary assets and liabilities. The restatement is based on the variation of the official consumer price index of the Chilean government, with the exception of assets and liabilities in foreign currency which are adjusted to closing exchange rates at period-end. For practical reasons, the consumer price index used for the price-level restatement is delayed one month. See Note 2 to our consolidated financial statements.

     We finance a portion of current assets and fixed assets with short-term and long-term liabilities denominated in foreign currency. Because assets are generally restated using the consumer price index and liabilities in foreign currency are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the foreign currency exchange rate of the Chilean peso.

     Because of Chile's past history of relatively high inflation, the financial markets have developed a system of borrowing or lending in UFs, an inflation indexed Chilean peso-denominated monetary unit. Most long-term assets and liabilities in pesos are indexed in UFs and the adjustment to the closing value is reflected in the price-level adjustment account. The use of UF-denominated transactions offsets the effect of inflation in the preparation of price-level adjusted financial statements. For example, a company with UF-denominated obligations will record both a financing cost (from the adjustment to the value of the UF due to the effects of inflation) and a price-level gain (from holding a liability during a period of inflation) of comparable amounts, excluding the difference between actual inflation and the inflation rate used for purposes of the UF index. In the case of UF-denominated assets, the price level adjustment (a loss) and the UF valuation (a gain) also offset each other, with the exception of the difference in the UF index referred to above.

     In addition, due to requirements applicable to accounting for our prior Argentine operations, our results of operations for the year ended December 31, 1999 were also affected by changes in the relationship of the Argentine currency, the Argentine peso, to the U.S. dollar, and of the U.S. dollar to the Chilean peso, as well as by the rate of inflation in Chile. Under Chilean GAAP, in accordance with Technical Bulletin N(Degree)45 ("BT45"), which was applicable for the years prior to 1996, the financial statements of our prior Argentine affiliate were adjusted to U.S. dollars at historical rates of exchange and the dollar amounts were translated to Chilean Pesos at the year end rate of exchange. BT45 was superseded on January 1, 1996 by Technical Bulletin N(Degree)51 ("BT51"), an accounting pronouncement relating to investments in foreign countries. BT51 requires the monetary assets and liabilities of our prior operations outside of Chile (Ekono-Argentina) to be translated into Chilean pesos at the period-end rate of exchange. Non-monetary assets and liabilities, equity, revenues and expenses are translated into Chilean pesos at the historical rate of exchange and then restated in terms of year-end purchasing power.

     The effects of the price-level restatement on our financial statements for each of the years ended December 31, 2000 and 2001, credited (charged) to income are as follows:

                                                                                    Year ended December 31,
                                                                                -------------------------------
                                                                                   2000                 2001
                                                                                ----------           ----------
                                                                                 (in millions of constant Ch$)
Property, plant and equipment, net.....................................         Ch$ 17,800           Ch$ 13,201
Non-monetary liabilities, net of assets................................                276                  248
Shareholders' equity...................................................            (10,503)              (7,572)
Income statement amounts...............................................             (1,233)              (1,110)
Indexation and exchange differences....................................             (5,695)                 770
                                                                                ----------           ----------
Gain (loss) from changes in the purchasing power of the Chilean peso...         Ch$    645           Ch$  5,537
                                                                                ==========           ==========

      The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2001 resulted in a net gain of Ch$5,537 million, compared to a net gain of

Ch$645 million in 2000. This was principally due to a positive exchange difference recorded during 2001.

Liquidity and Capital Resources

     Our primary sources of liquidity are cash from operations and cash available under lines of credit and other financing arrangements.

     Net cash provided by operations in 2001 was Ch$64,205 million (US$98.1 million), representing an increase of 3.5% as compared to Ch$62,055 million in 2000. Funds derived from operations consist principally of cash generated by our retail operations.

     Net cash used in financing activities in 2001 was Ch$833 (US$1.3 million) million due principally to the net difference between the repayment of debt and the proceeds of long term debt incurred and from the issuance of bonds. In 2000, net cash used in financing activities was Ch$24,525, corresponding to repayment of financial debt.

     Net cash used in investing activities in 2001 was Ch$72,689 million (US$111.0 million), representing an increase of 190.7% as compared to Ch$25,003 million in 2000. The principal uses of funds in 2001 and in 2000 were for purchases of property, plant and equipment.

     We currently plan to make capital expenditures totaling Ch$78,575 million in 2002, and Ch$78,575 million in 2003. We believe that internally generated funds will be sufficient to enable us to meet our working capital investment and debt service requirements for 2002 and 2003 as currently contemplated.

     Long-term liabilities were Ch$163,650 million (US$249.9million) at December 31, 2001, representing a decrease of 12.2% as compared to Ch$186,414 million at December 31, 2000. All of our long-term liabilities are denominated in Chilean pesos or UFs and bear market interest rates according to the terms of the debt agreements. The weighted average maturity of our long-term liabilities outstanding at December 31, 2001 was approximately six years. In addition, we are parties to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$10,942 million (US$16.7 million) at December 31, 2001, representing a decrease of 9.6% as compared to Ch$12,098 million at December 31, 2000. The weighted average maturity of our lease financing obligations at December 31, 2001 was approximately four years. See Note 12 to our consolidated financial statements.

     As of December 31, 2001, our foreign currency liabilities totaled Ch$12,689 million (US$19.7 million). At December 31, 2000, we had liabilities of Ch$8,379 million denominated in U.S. dollars. This increase in our short-term foreign currency liabilities during 2001 resulted from increased import activities, which involved letters of credit in US$. These imports were used in large part to supply our hypermarkets which offer a broad assortment of non-food items, a good part of which we import from Asia. Currently, all of our foreign currency liabilities are denominated in U.S. dollars.

     The material covenants of our long-term debt agreements at December 31, 2001 are described in the table below:

                         D&S' Principal Loan Covenants
                         -----------------------------

------------------ ------- ---------------------------------------------------
Banco Santiago      1.    Not to grant as guarantees receivables of Disco.
                    2.    To deliver 45% of all payments received from Disco.
                    3.    Minimum coverage of financial expenses of 3.75
                          (operating income + depreciation / financial expenses) for June and December.
                    4.    Not to sell or encumber the Ekono, Almac and Lider
                          brands.
                    5.    Leverage less than 1.5 (current liability / net
                          worth minus intangible asset) for June and December.
                    6.    Not to grant new guarantees.

------------------ ------- ---------------------------------------------------
Banco Santander     1.    Minimum coverage of financial expenses of 3.75
                          (operating income + depreciation / financial expenses) for June and December.
                    2.    Leverage less than 1.50 (current liability / net
                          worth minus intangible asset) for June and December.
                    3.    Not to sell or encumber the Ekono, Almac and Lider
                          brands.
                    4.    Not to grant new guarantees.

------------------ ------- ---------------------------------------------------
Bonds               1.    Financial leverage less than 1.20 (liability that
                          accrues interest / net worth).
                    2.    Minimum coverage of financial expenses of 3.50
                          (operating income + depreciation / financial
                          expenses) for a period of 12 months.
                    3.    Maintain at least 0.34 of encumberable assets free
                          from encumbrances.
------------------ ------- ---------------------------------------------------


U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders' equity in the three years ended December 31, 1999, 2000 and 2001 were:

     o the reversal under U.S. GAAP of the revaluation of certain property, plant and equipment under Chilean GAAP, along with accumulated depreciation, depreciation expenses and increment on dispositions related thereto;

     o the reversal under U.S. GAAP of severance indemnities for prior service costs that arose when we began to record a severance indemnity liability charged to income under Chilean GAAP, and the U.S. GAAP amortization of deferred assets for prior service costs;

     o    the accrual under U.S. GAAP of deferred income taxes;

     o the reclassification under U.S. GAAP of the amortization of goodwill to operating expense;

     o the reclassification under U.S. GAAP of negative goodwill to shareholders' equity, along with the reversal of its amortization;

     o the partial adjustment under U.S. GAAP of the goodwill determined in the acquisition of companies recorded at purchase cost, together with the recognition of equity in net loss of Ekono-Argentina prior to the acquisition, and a deemed dividend in connection with the purchase of Ekono-Argentina from its controlling shareholders;

     o    adjustment to net loss on sale of Ekono-Argentina;

     o the accrual under U.S. GAAP of a liability for our obligation to pay a dividend in each year equal to at least 30% of its net income in such year; and

     o the adjustment of the effect on net income and equity of Ekono-Argentina in its translation to Chilean pesos under U.S. GAAP.

Pursuant to Chilean GAAP, our consolidated financial statements also recognize the effects of inflation. The effect of inflation has not been reversed in the reconciliation to U.S. GAAP, as this is considered the appropriate accounting treatment, given the past inflationary conditions in the Chilean economy.

     Net income (loss) in 1999, 2000 and 2001 under U.S. GAAP was Ch$(7,517) million, Ch$28,060 million and Ch$39,121 million (US$59.7 million), respectively, compared to that reported under Chilean GAAP of Ch$(9,326) million, Ch$29,600 million and Ch$39,365 million (US$60.1 million), respectively, or 19.4% lower in terms of losses in 1999, 5.2% lower in 2000 and 0.6% lower in 2001.

     Net loss under U.S. GAAP is lower in 1999 due to:

     o    the accrual of deferred income taxes; and

     o the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired subsidiaries.

These items were partially offset by the adjustment to net loss on the sale of Ekono-Argentina.

     Net income under U.S. GAAP is lower in 2000 due to:

     o    the adjustment of deferred income taxes;

     o    the reversal of amortization of negative goodwill; and

     o the reversal of tax refunds already recognized in the prior year as deferred taxes.

These items are partially offset by the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired subsidiaries.

     Net income under U.S. GAAP is lower in 2001 due to:

     o    the adjustment of deferred income taxes; and

     o    the reversal of amortization of negative goodwill.

These items are partially offset by the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired subsidiaries.

     Total shareholders' equity under U.S. GAAP at December 31, 1999, 2000 and 2001 was Ch$237,778 million, Ch$252,298 million and Ch$271,130 million (US$414.1 million), respectively, compared to that reported under Chilean GAAP of Ch$239,342 million, Ch$258,489 million and Ch$282,475 million (US$431.4 million), respectively, or 0.7% less in 1999, 2.4% less in 2000 and 4.0% less in 2001 under U.S. GAAP. The principal reasons for the differences between total shareholders' equity under U.S. GAAP and Chilean GAAP in these years are:

     o the reversal under U.S. GAAP of the revaluation from technical appraisal of certain property, plant and equipment;

     o    the adjustment under U.S. GAAP of deferred taxes;

     o the reclassification under U.S. GAAP of negative goodwill to shareholders' equity and the reversal of amortization of this negative goodwill;

     o the partial adjustment under U.S. GAAP of the goodwill determined in the acquisition of companies recorded at purchase cost, together with the recognition of equity in net loss of Ekono-Argentina prior to the acquisition, and a deemed dividend in connection with the purchase of Ekono-Argentina from the controlling shareholders;

     o the accrual under U.S. GAAP of a liability for our obligation to pay a dividend in each year equal to at least 30% of our net income in such year;

     o    the adjustment to net loss on sale of Ekono-Argentina;

     o the reversal under U.S. GAAP of severance indemnities for prior service costs that arose when we began to record a severance indemnity liability charged to income under Chilean GAAP, and the U.S. GAAP amortization of deferred assets for prior service costs; and

     o the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired companies.

     For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 24 to our consolidated financial statements.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Pursuant to Chilean Companies Law No. 19.705, enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of US$50 million must have no less than seven directors, as well as an audit committee composed of no less than three board members (that are preferably independent of the controlling shareholders). As a result of this new law, at our Extraordinary Shareholders' Meeting, held on April 24, 2001, our bylaws were amended to increase the membership of our board from five to seven members and to create an audit committee composed of three independent board members. Consequently, we are now managed by a board of directors that consists of seven directors who are elected at the annual regular shareholders' meeting as mandated by our bylaws. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next, regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected.

     There are regularly scheduled monthly meetings of our board of directors. Extraordinary meetings are convened when called by the president of the board, when requested by any other director with the assent of the president or when requested by an absolute majority of the directors. Our board of directors is responsible, among other things, for the overall supervision and administration of our business activities, for the appointment and removal of the executive officers, for reviewing our financial statements, for approving our budget and for approving any purchase or sale of real estate.

     The current board of directors was elected on April 24, 2001 and their tenure will end upon the election of the new members at the annual shareholders meeting to be held at the end of April 2004. The following are the current members of the board of directors and their respective positions:

Name                                                  Position           Age
----                                                  --------           ---

Felipe Ibanez Scott(1)......................         President            48
Manuel Ibanez Ojeda(1)......................          Director            80
Enrique Barros Bourie.......................          Director            54
Jonny Kulka Fraenkel........................          Director            55
Hans Eben Oyanedel..........................       Vice President         56
Gonzalo Eguiguren C(2)......................          Director            43
Fernando Larrain C..........................          Director            43

-------
(1)  Mr. Felipe Ibanez is the son of Mr. Manuel Ibanez.
(2) Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance.

Audit Committee

     Our Audit Committee is composed of the following independent board members:

Name                                                  Position           Age
----                                                  --------           ---

Gonzalo Eguiguren Correa....................         President            43
Hans Eben Oyanedel..........................          Director            56
Fernando Larrain Cruzat.....................          Director            43


The Audit Committee emphasized the following objectives:

     o to cooperate with external auditors' management control systems in order to, among other things, inspire investor confidence;

     o to insure that our operations with individuals are carried out equitably; and

     o to review the pay scale of primary managers and executives to ensure that it is rational, transparent and justified.

Executive Officers

     Management is decentralized with two different divisions (the supermarket division: Ekono and Almac, the hypermarket division: Lider, Lider Vecino and Lider Mercado), each of which has its own manager and management committee. Decentralization permits each format to be managed autonomously, thereby enhancing the focus on the consumer segment serviced by each.

     Our executive officers are as follows:

                                                                         Years with
Name                                        Position              Age    our company
----                                        --------              ---    -----------
Nicolas Ibanez Scott(1)..........   Chief Executive Officer        46        21
Cristobal Lira Ibanez(1).........   Chief Commercial Officer       44        20
Rodrigo Cruz Matta...............    Director of Operations        49        29
Luis Valdes Lyon.................    Director of Operations        50        31

-------
(1) Mr. Nicolas Ibanez and Mr. Cristobal Lira are first cousins. Mr. Nicolas Ibanez is the son of Mr. Manuel Ibanez, Honorary President of the Board of directors and Director, and brother of Mr. Felipe Ibanez, President of the Board of directors.

Biographical Information

     The following is a selected biographical description of each of the members of our board of directors and our executive officers:

     Felipe Ibanez Scott has been the President of our board of directors since 1986. His previous positions with us include operations manager, manager of accounting and finance, commercial manager of Almac, general director of Ekono, executive vice president of Ekono, as well as directorships with Almac, Ekono and other subsidiaries of ours. Mr. Ibanez graduated from the University of Edinburgh as a commercial engineer.

     Manuel Ibanez Ojeda has been Honorary President of our board of directors since 1986. Mr. Ibanez has also served as Chief Executive Officer, President and salesman for our company. Mr. Ibanez is currently serving as president of the board of directors of Fundacion Universidad Adolfo Ibanez, a foundation supporting the university in Valparaiso founded by and named after Mr. Ibanez's father, and is active in numerous charitable organizations, including as president of Fundacion Lukas.

     Enrique Barros Bourie has been a Director of our company since 1996. Mr. Barros is managing partner of Barros, Court y Correa Cia Ltda., a well-known Santiago law firm. In addition to holding a law degree from the Universidad de Chile, Mr. Barros also holds a doctorate in jurisprudence from the University of Munich. Mr. Barros has authored several books, principally relating to the philosophy of law, constitutional law and civil law.

     Jonny Kulka Fraenkel has been a Director of our company since 1994. Prior to this position, Mr. Kulka served as chief executive officer of El Mercurio, Chile's leading daily newspaper, operations manager with Compania Cervecerias Unidas, and director of administration and finance for Companias Chilenas CIC S.A. In 2001, Mr. Kulka returned to El Mercurio to resume his post as chief executive officer. Mr. Kulka Fraenkel holds a degree in commercial engineering from Universidad Adolfo Ibanez.

     Hans Eben Oyanedel has been a Director of our company since 1998. Mr. Eben is President of the Board of directors of Gillette Chile, where he has held the positions of financial analyst and marketing coordinator for the United States, Europe and Latin America. Mr. Eben holds a Masters in Business Administration from the Universidad de Chile. In addition to serving on our company's board of directors, he is also a member of D&S' Audit Committee. Mr. Eben also serves on the Board of the Universidad Adolfo Ibanez and the Fundacion Adolfo Ibanez.

     Gonzalo Eguiguren Correa has been a Director of our company since April of 2001. On the same date he was appointed President of D&S' Audit Committee. Mr. Eguiguren is the executive director of Mimo Chile S.A., a subsidiary of Kimberly Clark Chile. Between 1985 and 1995, Mr. Eguiguren held positions in our commercial operations department and served as our director of corporate finance. Mr. Equiguren holds a degree in commercial engineering from Universidad de Santiago.

     Fernando Larrain Cruzat has been a Director of our company and a member of our Audit Committee since April of 2001. Mr. Larrain is the general manager of Larrain Vial S.A., a Chilean brokerage firm. In addition to serving on our company's board of directors, Mr. Larrain also serves on the board of Industrias Tricolor S.A., Empresas Santa Carolina S.A., CIC S.A., Infraestructura 2000 S.A., Ski La Parva S.A. and Grey-Chile S.A. Mr. Larrain is a part-time professor at Universidad de Los Andes as well as a director for "Casa de Acogida La Esperanza". Mr. Larrain holds a degree in economics from Pontificia Universidad Catolica de Chile and a masters in business administration from Harvard University.

     Nicolas Ibanez Scott has been our company's Chief Executive Officer since 1994. Mr. Ibanez previously held positions in our company in our accounting department, as commercial manager for Almac and as a buyer. Mr. Ibanez, who received his primary education in England, holds a degree in commercial engineering from the Universidad Adolfo Ibanez. He serves as a member of the board of directors of Universidad Adolfo Ibanez.

     Cristobal Lira Ibanez has been the Manager of Corporate Development since 1994 and Commercial Manager since 1999. Over the past 15 years, Mr. Lira has served as a store manager, buyer of groceries, in our company's finance division, as a commercial manager of Ekono and as a manager of our company's Ekono division. Mr. Lira holds a degree in commercial engineering from Universidad Adolfo Ibanez.

     Rodrigo Cruz Matta has been our Corporate Controller since 1992. Previously, Mr. Cruz has held the positions of accounting assistant, buyer of meat products and internal auditor. He also served as chief executive officer of one of our company's subsidiaries.

     Luis Valdes Lyon has been our Operational Manager since 1999. He has worked as a liquidation accountant, buyer of meats and vegetables, supermarket administrator, human resources administrator, operations manager, director of Almac and Manager of Human Resources.

Director and Executive Officer Compensation

     Directors are paid an annual fee for attendance at Board meetings. The total compensation paid to each director of our company (all of which was approved by the shareholders of our company) during 2001 was as follows:

                                                      Attendance fees             Remunerations
                                                      ---------------             -------------
                                                   (thousands of Ch$)(1)      (thousands of Ch$)(1)
Felipe Ibanez Scott............................         Ch$   60,000               Ch$   28,380
Manuel Ibanez Ojeda............................               12,000                     24,348
Jonny Kulka Fraenkel...........................               36,000                         --
Enrique Barros Bourie..........................               36,000                         --
Hans Eben Oyanedel (2).........................               44,444                         --
Gonzalo Eguiguren Correa (3)...................               16,000                         --
Fernando Larrain Cruzat (3)....................               16,000                         --
                                                        ------------               ------------
   Total.......................................         Ch$  220,444               Ch$   52,728
                                                        ============               ============

-------
(1) The amounts paid to each director and director's alternate for attendance at Board meetings varies in accordance with the position held and the time period during which such position was held.
(2)  Director since April 1998.
(3)  Director since April 2001.

     There are regularly scheduled monthly meetings of the Audit Committee, and attendance fees paid to its members during 2001 were as follows:

                                                           Attendance fees
                                                           ---------------
                                                        (thousands of Ch$)(1)
Gonzalo Eguiguren Correa.........................           Ch$   6,666
Hans Eben Oyanedel...............................                 6,666
Fernando Larrain Cruzat..........................                 6,666
                                                            -----------
   Total.........................................           Ch$  19,998
                                                            -----------

The Audit Committee incurred expenses of Ch$2,834 in 2001.

     For the year ended December 31, 2001, the aggregate amount of compensation we paid to all directors and executive officers was Ch$876,410,000 of which Ch$583,240,000 was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers. We do not maintain any stock options, pension or retirement programs for our directors or executive officers.

Employees

     At December 31, 2001, we had a total of 15,988 full-time equivalent employees. Of these full-time equivalent employees, 14,636 were employed in the stores, 453 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 897 were employed in the headquarters/school of service/training programs (Escatec) and other business units (Sermob S.A.).

     At December 31, 2001, store employees negotiate collective contracts at each store, which generally have a term of three years. Our employees receive benefits established by the collective bargaining agreements, salaries in accordance with our corporate policy, benefits provided for by law (including disability insurance) and certain additional benefits we provide. Among these, we provide educational training for our employees and opportunities for their families (including scholarships for children of employees) and assistance in financing the purchase of homes.

     We operate a merit based bonus program for our managers, both at the headquarters/service school and store level, as well as for department heads at each store. The bonus fluctuates between one and four months salary and is determined in accordance with clearly defined criteria, including our overall performance, the performance of the employee's store, his or her performance as compared to specific targets established at the beginning of the year and more subjective standards such as fostering an open, constructive working environment.

      Share Ownership

                                                                    At December 31, 2001
                                                             ---------------------------------
                                                               Number of
Directors                                                    Shares owned          Ownership %
---------                                                    ------------          -----------
Manuel Ibanez Ojeda...................................            51,225              0.0037
Jonny Kulka Fraenkel..................................            72,754              0.0053
Enrique Barros Bourie.................................            77,950              0.0056
Gonzalo Eguiguren Correa..............................           170,212              0.0123

Executive Officers
Nicolas Ibanez Scott..................................           425,531              0.0306
Cristobal Lira Ibanez.................................           218,263              0.0158
Rodrigo Cruz Matta....................................           233,853              0.0170
Luis Valdes Lyon......................................           231,469              0.0168
                                                               ---------              ------
   Total..............................................         1,481,045              0.1073
                                                               =========              ======

     Mr. Manuel Ibanez Ojeda, Honorary President of our board of directors, and his sons Felipe Ibanez Scott, President of our board of directors, and Nicolas Ibanez Scott, our Chief Executive Officer, beneficially hold, indirectly, 75.715% of our total capital stock. The remainder of our directors and officers hold minimal, if any, capital stock of our company.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Principal Shareholders

     Our controlling shareholders, Mr. Manuel Ibanez Ojeda and his sons, Felipe Ibanez Scott and Nicolas Ibanez Scott, through companies they control, control 75.715% of the shares. As of December 31,

1999, the total number of outstanding shares was 1,378,259,790, with a balance of 1,740,210 shares remaining from the capital increase of October 1997, still to be subscribed and paid for. In July 2000, these shares were subscribed and paid for, and we received Ch$1,166,586 in proceeds for them. Thus, at December 31, 2001 (and at the date hereof), we had and have 1,380,000,000 shares outstanding. Our only outstanding voting securities are the shares. The following table sets forth certain information concerning ownership of our shares at December 31, 2001 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the Controlling Shareholders and all directors and executive officers as a group:

                                                                                    At December 31, 2001
                                                                             ---------------------------------
                                                                              Number of
Shareholders                                                                 Shares Owned            Ownership
------------                                                                 ------------            ---------
Servicios Profesionales y de Comercializacion S.A.(1)..............           562,565,935               40.77%
Empresas Almac S.A.(1)(5)..........................................           179,943,140               13.04%
Future Investments S.A.(1).........................................           121,702,127                8.82
Servicios e Inversiones Trucha S.A.(1).............................           120,048,776                8.70
Estudios y Proyectos Comerciales e Inmobilarios S.A.(2)............            44,056,400                3.19
Citigroup Global Asset Management                                              78,184,905                5.67
Empresas Almac Dos S.A.(1)(5)......................................            16,000,460                1.16
Other(3)...........................................................             1,100,363                0.08
Controlling Shareholders(6)........................................         1,045,417,201               75.75
                                                                            =============               =====
Directors and Executive Officers as a group(4).....................             1,004,289               0.073%

---------
(1) The beneficial owners of these companies are other companies owned by Nicolas Ibanez Scott and Felipe Ibanez Scott and their immediate families.
(2) The beneficial owners of this company are other companies owned by Manuel Ibanez Ojeda and his immediate and extended family.
(3)  Held directly by individuals comprising the controlling shareholders.
(4) Sets forth number of shares owned by the directors and officers as a group but excluding the Controlling Shareholders.
(5) In 2000, Empresas Almac S.A. was split into two companies, resulting in the creation of Empresas Almac S.A. and Empresas Almac Dos S.A. Both companies retained the same shareholders, and each shareholder continues to retain the same level of participation in each individual company.
(6) This number includes shares held by all companies controlled by the Ibanez family but not shares held by Citigroup Global Asset Management.

     Interest of Management in Certain Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates. Financial information concerning these transactions is set forth in Note 19 to our consolidated financial statements. Article 89 of the Chilean Companies Act requires that transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate
Article 89 are liable for losses resulting from such violation. In addition,
Article 44 of the Chilean Companies Act states that any transaction in which a director has a personal interest, or one in which such director is acting on behalf of a third-party, may only be approved when the board of directors has been informed of such director's interest and the terms of such transaction are similar to those prevailing in the market. Moreover, resolutions approving such transactions must be reported to the company's shareholders at the annual shareholders' meeting immediately following the relevant transaction. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of
Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 19 of our consolidated financial statements for a more detailed accounting of transactions with related parties.

     Acquisition of Ekono-Argentina

     On September 30, 1996, we acquired Ekono-Argentina from Casa Tia and Serprocom, each of which, until such date, held a 50% interest in Ekono-Argentina. Serprocom is our principal shareholder and is wholly-owned by the Controlling Shareholders. See Item 7 -- "Major Shareholders and Related Party Transactions". Pursuant to a shareholders agreement, Casa Tia was forced to sell its 50% interest to us for US$20 million. At the same time, we acquired the remaining 50% of Ekono-Argentina from Serprocom for an additional US$20 million, US$10 million of which was paid in the first quarter of 1997 and US$10 million of which was deferred until December 1998. Serprocom agreed to defer payment without indexation of the debt or accrual of interest. In December of 1999, we entered into a contract to sell Ekono-Argentina to Disco S.A. for $150 million. Of the total purchase price, $60 million was paid in cash in May 2000, and the balance is due in May 2003.

     Cash Management Services

     Historically, our excess cash was, from time to time, used to grant short-term loans to the Controlling Shareholders. The balances at period-end for these transactions are attributed to Serprocom in Note 19 of our consolidated financial statements. Serprocom was repaid in full, as a result of applying the amount receivable from Serprocom to the amounts payable by us to Serprocom as a result of the acquisition of Ekono-Argentina. At that date we owed Serprocom an additional Ch$3,982 million of the balance of the purchase price of 50% of Ekono-Argentina. At December 31, 1998, that amount was fully paid. We intend to discontinue this form of cash management.

     Matters Relating to Aquapuro

     Until May 15, 1996, we owned a 30% interest in Aquapuro S.A. ("Aquapuro"), a Chilean company engaged in the distribution of seafood, from which we acquired and continue to acquire substantially all of our fresh fish. Aquapuro also supplies other Chilean food retailers. In 1995, we loaned Ch$54.8 million to Aquapuro, indexed to the UF, which was payable beginning in 1997. On May 15, 1996, we transferred our interest in Aquapuro to Sol Pacific S.A., ("Sol Pacific"), Aquapuro's principal shareholder, in exchange for a 30% equity in Sol Pacific. Concurrently, we sold our interest in Sol Pacific to Serprocom for Ch$76 million, resulting in a gain of Ch$72 million. The figures provided above are based on historical values.

Item 8.  FINANCIAL INFORMATION

     See Item 18 -- "Financial Statements" for our consolidated financial statements filed as part of this annual report.

Item 9.  THE OFFER AND LISTING

     Our shares are listed on the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electronica de Chile (the Electronic Stock Exchange), the Bolsa de Valores and the Bolsa de Corredores/Bolsa de Valores de Valparaiso , collectively referred to as the Chilean Stock Exchanges. The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 48 shares held by 47 shareholders. At December 31, 2001, the Santiago Stock Exchange was comprised of 249 companies with listed shares. The Santiago Stock Exchange is Chile's principal exchange and accounted for approximately 71.5% of the equity trading volume in Chile during 2001. Approximately 27% of equity trading is conducted on the Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses and 1.5% is conducted on the Valparaiso Stock Exchange.

     Since October 1997, our ADSs, each representing 15 shares of common stock, have been listed on the New York Stock Exchange under the symbol "DYS." The Depositary for the ADSs is the Morgan Guaranty Trust Company of New York.

     At a shareholders' meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. As a result, our capital increased from Ch$208,528,749,431, represented by 1,380 million no-par value common shares, to Ch$372,151,249,431, represented by 1,630 million common shares. We plan to issue these shares within the next three years. The size, timing and pricing of any future offering of common stock have not been determined. However, pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such offering.

     The table below shows the high and low daily closing prices of the shares in Chilean pesos and the trading volume of the shares on the Santiago Stock Exchange since their initial listing in December 1996. It also shows the high and low daily closing prices of the ADSs on the New York Stock Exchange and the quarterly trading volume of the ADS for the fourth quarter of 1997 through May of 2001.

                            Quarterly Share Prices on the Chilean Exchanges      Quarterly Share Prices on the NYSE
                          ---------------------------------------------------   ----------------------------------
                                                                                   ADS
                          Share Volume     Ch$ per Share (1)       ADS Volume   Volume(2)          US$ per ADS
                          ------------     -----------------       ----------   ---------      --------------------
                              (In          High          Low       (Converted      (In          High         Low
                           thousands)                              to Shares    thousands)
                                                                       in
                                                                   thousands)
1996
  December..............      3,471         236            --           --           --        --            --

1997
  1st Quarter...........     32,340         236           415           --           --        --            --
  2nd Quarter...........     30,652         385           466           --           --        --            --
  3rd Quarter...........     19,300         510           430           --           --        --            --
  4th Quarter...........     61,105         530           453      162,825       10,855        18.75         16.0

1998
  1st Quarter...........     27,899         530           420       40,022        2,668        18.625        14.687
  2nd Quarter...........     27,267         519           430       35,435        2,362        17.75         14.375
  3rd Quarter...........     25,845         500           210       59,160        3,944        16             6.625
  4th Quarter...........     27,035         455           266       82,380        5,492        14.875         8.375

1999
  1st Quarter...........     19,257         406           280       40,896        2,726        12.875         8.5
  2nd Quarter...........     30,767         635           405       15,108        1,007        18.75         12.5
  3rd Quarter...........      9,227         665           545       43,104        2,874        19.438        15.75
  4th Quarter...........     35,962         678.51        540       90,731        6,049        19.5          15

2000
  1st Quarter...........     20,300         800           585       94,845        6,373        23.688        17.250
  2nd Quarter...........     19,847         690           540       34,527        2,302        20.188        16.00
  3rd Quarter...........     17,427         690           600       39,758        2,650        18.688        15.938
  4th Quarter...........     20,020         685           570       39,091        2,273        18.375        14.938

2001
  1st Quarter...........     37,078         665           530       54,815        3,654        17.3          13.125
  2nd Quarter...........     27,954         650           482       44,631        2,975        16            11.9
  3rd Quarter...........     55,106         680           487       57,387        3,826        15.14         10.5
  4th Quarter...........     61,158         600           476       74,802        4,987        13.32         10.1

2002
  1st Quarter(3)........     24,125         642           530       56,742        3,783        14.58         11.77
  December 2001.........      3,459         575.60        545       31,923        2,128        13.10         12.35
  January 2002..........      8,838         580           530       22,467        1,498        12.97         11.77
  February 2002.........      9,925         590           550       19,051        1,270        13.15         12.20
  March 2002............      5,362         642           609       15,224        1,015        14.58         13.57
  April 2002............      8,016         655           615       23,546        1,570        15.20         14.10
  May 2002..............      8,715         660           573.30    33,381        2,225        15.25         13.09

(1) Chilean pesos per share reflect nominal price at trade date per share of Common Stock; the price has not been restated in constant Chilean pesos.
(2)  Trading began on October 8, 1997.
(3)  Through March 31, 2002.
     Source: Santiago Stock Exchange Official Quotations Bulletin, Bolsa Electronica, Bolsa de Valparaiso, NYSE.

     The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$56.9 billion (Ch$37,229 billion) as of December 31, 2001 and an average monthly trading volume of US$345.6 million during 2001. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2001, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 11%. We estimate that for the year ended December 31, 2001, our shares were traded on the Santiago Stock Exchange on an average of approximately 98.8% of such trading days.

     On December 31, 2001, the closing sales price for our shares on the Santiago Stock Exchange was Ch$570 per share and US$13.10 per ADS. At December 31, 2001, there were 14,970,334 ADSs (equivalent to 224,555,010 shares). Such ADSs represented at such date 16.27% of the total number of issued and outstanding shares.

Item 10. ADDITIONAL INFORMATION

Bylaws

     General. Our authorized capital consists of 1,380,000,000 shares, each without par value. On December 31, 2001, all of the shares were issued, fully paid and non-assessable. Our stated objective is to:

     o maintain and improve our leadership position in our core business area, as well as to be the best, most efficient and most profitable retailer in the region;

     o capture and develop new business opportunities that will allow for sustained growth in the future;

     o run a profitable business that will create value for our shareholders and contribute to economic development in our country; and

     o emphasize clear corporate governance rules and accountability to maintain shareholders' confidence and attract new investors for the continued growth and long-term endurance of our company.

     Shareholders' Meetings. Our annual shareholders' meeting is held within four months of the end of our fiscal year, generally in April, but, in any case, following the preparation of our financial statements for the previous fiscal year. Extraordinary shareholders' meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call a general or extraordinary shareholders' meeting. Only shareholders of record as of five days prior to a meeting of shareholders will be allowed to vote on matters presented at that meeting.

     Resolutions may be adopted at the annual meeting of shareholders by an absolute majority of the shares present at that meeting. Resolutions that amend our bylaws to allow the merger or sale of our company, change of our corporate form, amendment of the terms of our terms of existence, acceleration of our dissolution, change of our legal domicile, reduction of our capital, approval of contributions and their assessment whenever consisting of assets other than money, amendment of the rights reserved for a general shareholders' meeting, amendment of the board's authority, decrease in the number of board members, disposition of a substantial portion of our assets or amendment of our distribution preferences may only be adopted in an extraordinary shareholders' meeting by the vote of at least two-thirds of all outstanding shares.

Share Capital

     Common Shares

     As of December 31, 1999, the total number of outstanding shares was 1,378,259,790, with a balance of 1,740,210 shares remaining from the capital increase of October 1997, still to be subscribed and paid for. In July 2000, these shares were subscribed and paid for, and we received Ch$1,166,586 in proceeds for them. Thus, at December 31, 2001 (and at the date hereof), we had and have 1,380,000,000 shares outstanding. Our only outstanding voting securities are the shares.

     At a shareholders' meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. As a result, our capital increased from Ch$208,528,749,431, represented by 1,380 million no-par value common shares, to Ch$372,151,249,431, represented by 1,630 million common shares. We plan to issue these shares within the next three years. The size, timing and pricing of any future offering of common stock have not been determined. However, pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such offering.

      Voting

      Holders of common stock are entitled to one vote for each share of record on all maters submitted to a vote of our shareholders.

      American Depositary Shares

      At December 31, 2001, we had 14,970,334 ADSs issued and outstanding, equivalent to 224,555,010 shares, which represented 16.27% of the total shares of our company. Each ADS represents 15 shares of common stock.

Material Contracts

     The Deposit Agreement

     American Depositary Receipts (ADRs) evidencing American Depositary Shares
(ADSs) are issuable by the Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), pursuant to the terms of the Deposit Agreement dated as of October 7, 1997 (the "Deposit Agreement") among our company, the Morgan Guaranty Trust Company of New York and the registered holders from time to time of the ADRs issued thereunder. Each ADS represents the right to receive fifteen (15) shares deposited under the Deposit Agreement with Banco Santiago, the principal offices of which are located at Bandera 201, Santiago, Chile, as custodian under the Deposit Agreement. An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as holders of ADRs. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York, which is presently located at 60 Wall Street, New York, New York 10260. See Exhibit 2.4 -- Deposit Agreement.

     Chilean Bond Offer

     In December 2000, we issued bonds in the Chilean securities market that amounted to US$127 million. The proceeds of this bond issuance were used to pay off the total amount of our syndicated loan. Under the agreement governing these bonds, we are bound by certain covenants, the most important of which require us to maintain certain levels with respect to financial leverage, assets free from encumbrances and coverage of financial expenses. Under the Bond Issue Agreement, dated October 17,

2000, between us and the Banco de Chile, we are bound by certain covenants, the most important of which require us to maintain certain levels with respect to financial leverage, assets free from encumbrances and coverage of financial expenses.

Exchange Controls

     The Central Bank of Chile is responsible for, among other things, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to Chile's Mercado Cambiario Formal (the "Formal Exchange Market"). Foreign investments can be registered with the Foreign Investment Committee under Decree Law 600 of 1974, or can be registered with the Central Bank of Chile under Chapter XIV of the Compendium and the Central Bank Act. The Central Bank of Chile Act is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified.

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange-control regulations which restrict the repatriation and earnings of the investment. The securities, however, are the subject of a contract (the "Foreign Investment Contract") among Morgan Guaranty Trust Company of New York (in its capacity as the depositary for shares represented by the ADSs, the "Depository"), us and the Central Bank of Chile. Pursuant to Article 47 of the Central Bank of Chile Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile ("Chapter XXVI"), which addresses the issuances of ADSs by a Chilean company, the Foreign Investment Contract is intended to grant the Depositary and the holders of the ADSs access to the Formal Exchange Market. See Exhibit
2.5 -- Foreign Investment Contract.

     Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purpose of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). The following is a summary of certain material provisions that are contained in the Foreign Investment Contract, a copy of which was filed as an exhibit to a Registration Statements on Form F-1 (insert file number). This summary does not purport to be complete and is qualified by reference to Chapter XXVI and the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdraws shares upon delivery of ADSs ("Withdrawn Shares") access to the Formal Exchange Market to convert pesos to dollars (and to remit such dollars outside of Chile) in respect of shares represented by ADSs or Withdrawn Shares, including amounts received as:

     o    cash dividends;

     o proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of our liquidation, merger or consolidation, subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange;

     o proceeds from the sale in Chile of preemptive rights to subscribe for additional shares;

     o    proceeds from our liquidation, merger or consolidation; and

     o other distributions, that result from holding shares represented by ADSs or Withdrawn Shares, including without limitation, those resulting from any recapitalization.

     Transferees of Withdrawn Shares are not entitled to any of the foregoing rights under Chapter XXVI, unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADSs have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit are satisfied.

     Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments will be conditioned upon our certification to the Central Bank of Chile that a dividend payment has been made and that any applicable tax has been withheld. Chapter XXVI also provides that the access to the Formal Exchange Market, in connection with the sale of Withdrawn Shares or distributions thereon, will be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary that such shares have been withdrawn in exchange for the pertinent ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase shares with the benefit of the Foreign Investment Contract must convert such currency into pesos on the date of entry and has five business days from such date to invest in shares in order to receive the benefits of the Foreign Investment Contract. If such person decides not to acquire shares within such period, he can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank of Chile within seven days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject:

     o to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued; and

     o receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Shares.

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires approval of the Central Bank of Chile based on a request for such approval presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

     Pursuant to current Chilean law, the Foreign Investment Contract cannot be amended unilaterally by the Central Bank of Chile. Additionally, there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. There can be no assurance, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares or to the repatriation of the proceeds from such disposition will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Contract or Chilean Law, the Depositary were unable to convert pesos to dollars, investors would receive dividends or other distributions in pesos.

Other Limitations

      Dividends Policy

      In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares, and unless, and except to the extent, that we have accumulated losses. If there is no net income in a given year, we can elect, but are not legally obligated to, distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to elect to receive a dividend in cash.

      Exchange Rates

      All payments and distributions with respect to ADSs must be transacted in the Formal Exchange Market.

      Share Capital

      Under Article 12 of the Securities Market Law and Circular 585 of the Chilean Superintendencia de Valores y Seguros (the "SVS"), certain information regarding transactions in shares of publicly held companies must be reported to the SVS and the Chilean stock exchanges. Since the ADSs are deemed to represent the underlying shares, transactions in ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report the following to the SVS and the Chilean stock exchanges:

     o any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the publicly-held corporation's capital;

     o any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a director, receiver, senior officer, C.E.O. or manager of such corporation; and

     o any direct or indirect acquisition of shares resulting in a person acquiring, directly or indirectly, 10% or more of a publicly held corporation's share capital.

     A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

     Under Article 54 of the Securities Market Law, persons or entities aiming to acquire direct or indirect control of an open stock corporation are also required to:

     o send a written communication to the target corporation, the entities controlled by such corporation or the entities that control such corporation, as well as to the SVS and the Chilean stock exchanges, and

     o inform the general public, in advance, through notice published in two Chilean newspapers of national distribution.

This written communication and notice must be published at least ten business days in advance of the date of the execution of the documents that will entitle the person to acquire control of the open stock corporation, and, in all cases, concurrently with the commencement of negotiations that include delivery of information and documentation about the corporation. The content of the notice and written communication are determined by SVS regulations and include, among other information, the identification of persons or entities purchasing or selling, the price as well as the other essential conditions of negotiation.

     Title XV of the Securities Market Law sets forth the basis for determining what constitutes control, a direct holding and a related party, while Title XXV establishes a special procedure for acquiring control of an open stock corporation.

     The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. United States holders of ADSs are not entitled to exercise preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement for such rights is available. At the time of any preemptive rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it from enabling the exercise by the holders of ADSs of such preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the Depositary will sell such holders' preemptive rights and distribute the proceeds from the sale of such rights in a secondary market, if a market for such rights exists and a premium can be recognized over the cost of such sale. Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration received.

     Dissenting Shareholders

     The Chilean Companies Act provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean issuer and to compel that issuer to repurchase their shares, subject to the fulfillment of certain terms and conditions described below. In order to exercise such rights, holders of ADSs must first withdraw the shares represented by their ADSs pursuant to the terms of the Depositary Agreement. "Dissenting" shareholders are defined as those who vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who stated their opposition to such resolution in writing to the issuer within 30 days of its adoption. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the issuer within 30 days after adoption of the resolution.

     The resolutions that result in a shareholder's right to withdraw are the following:

     o the transformation of the issuer into an entity which is not a stock corporation governed by the Chilean Companies Act;

     o    the merger of the issuer with and/or into another company;

     o the sale of 50% or more the assets of the issuer; whether or not its liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

     o creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of the company's assets;

     o the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

     o the creation of preferential rights for a class of shares or an amendment to preferential rights already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected; and

     o such other resolutions as may be established by an issuer's by-laws (no such additional resolutions currently are specified in the Bylaws of our company).

     Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the Administradoras de Fondos de Pensiones ("AFPs"), subject to certain terms and conditions, if we become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class due to certain actions specified in Article 69 BIS and actions undertaken by us or the Chilean Government that negatively and substantially affect our earnings. Shareholders must perfect their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the shares' sales price as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

     Voting Shares of Common Stock

      The Depositary will mail a notice to all holders containing the information (or a summary thereof) included in any notice of a shareholders meeting received by the Depositary, a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to Chilean law or the regulations and provisions governing deposited shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders' ADSs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares represented by ADSs held by the holders. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the Bylaws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares, and upon receipt of such instructions, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such holders' ADSs in accordance with such written instructions.

     The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares evidenced by an ADS other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares. If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder's ADSs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote the underlying shares.

     Disclosure

     Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the Exchange Act relating to the disclosure of interests in the shares. Any holder of ADSs who is or becomes directly or indirectly interested in 5% (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares must notify us, any U.S. securities exchange on which the ADSs or shares are traded and the Securities and Exchange Commission (as required by such rules and regulations) within ten days after becoming so interested and thereafter upon certain changes in such interests. In addition, holders of ADSs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the shares or has the intention of taking control of us.

Chilean Tax Considerations

     The following discussion summarizes the material Chilean income tax consequences of an investment in our common stock or ADSs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (a "Foreign Holder"). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE CHILEAN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES. Under Chilean law, tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be established or amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of both general and specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who rely in good faith on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations. There is no income tax treaty in force between Chile and the United States.

     Cash Dividends and Other Distributions

     Cash dividends paid by our company with respect to the ADSs or shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid to the Chilean tax authorities by us (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by us on the income to be distributed (the "First Category Tax"). However, since the amount of First-Category Tax we pay is added to the taxable base in calculating the Withholding Tax, the overall tax burden to the holder will be 35%, regardless of whether we register a tax profit, with the corresponding credit for First-Category Tax paid, or a tax loss. Full applicability of the First Category-Tax Credit at the 16% rate results in an effective dividend withholding tax rate of 22.61%. Consequently, the effective withholding tax rate with respect to dividends fluctuates between 22.61% and 35%, depending on whether or not the dividends are attributable to taxable profits that were subject to First-Category Tax at the corporate level.

     Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for the purpose of determining the level of First-Category Tax that we paid. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 14 to the audited consolidated financial statements.

     For dividends attributable to our profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 16%, the effective overall tax burden imposed on our distributed profits will be 35%.

     When the First-Category Tax credit is available, it does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable taxable income, the credit for First Category Tax is used proportionately. Presently, the First-Category Tax rate is 16%. (As of the year 2002, the First Category Tax rate will gradually increase until it reaches 17%. Therefore, in 2002 the rate will be 16%, in 2003 it will be 16.5%, and beginning in 2004 it will be 17%.) The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16% and a distribution of 30% of our consolidated net income distributable after payment of the First-Category Tax.


D&S taxable income............................................          100
First Category Tax (16% of Ch$100)............................          -16
Net distributable income......................................           84
                                                                     ======

Dividend distributed (30% of net distributable income)........         25.2
Withholding Tax (35% of the sum of Ch$25.2 dividend
   plus Ch$4.8 First Category Tax paid).......................        -10.5
Credit for 16% of First Category Tax paid.....................          4.8
                                                                     ------

Net additional tax withheld...................................          5.7
                                                                     ------

Net dividend received.........................................         19.5
                                                                     ------

Effective dividend withholding rate...........................         22.61%
                                                                     =======

     In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:


Effective dividend Withholding Tax Rate =   (Withholding Tax Rate) -- (First Category Tax Rate)
                                            ---------------------------------------------------
                                                        1-- (First Category Tax Rate)

     Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

     Capital Gains

     Gain from the sale or exchange of ADSs (or ADRs evidencing ADSs) outside of Chile, including those traded on the Santiago Stock Exchange Offshore Market, will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

     Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either:

     o the foreign holder has held the shares for less than one year since exchanging the ADSs for the common shares;

     o the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares;

     o the foreign holder and the purchaser of the shares are "related parties."

For these purposes, a "related party" is an entity in which the foreign holder is:

     o    a partner;

     o    a shareholder if the entity is a closed stock corporation; or

     o a shareholder with more than 10% of the shares if the entity is an open stock corporation.

     In all other cases, gain on the disposition of shares will be subject to a flat 16% First-Category Tax, and no Withholding Tax will apply.

     The tax basis of our common shares received in exchange for ADRs generally will be the acquisition value of those shares on the date of the exchange, adjusted according to the Chilean Consumer Price Index (domestic inflation) variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADRs into common shares and the immediate sale of those common shares for no more than the value established under the deposit agreement will not generate a gain subject to Chilean taxation.

     Notwithstanding the foregoing, in accordance with a Chilean Internal Revenue Service ruling (Oficio No.3708/99), if a foreign holder sells the common shares received in exchange for ADRs on a Chilean Stock Exchange, within two business days prior to the date on which the share transfer with respect to the exchange for ADRs is registered in Santiago's registry, the acquisition value is permitted to be the price at which the shares were sold, as evidenced by the invoice issued by the stockbroker with respect to the sale. Consequently, such a sale would not generate a gain subject to taxation in Chile.

     The exercise of preemptive rights relating to our common shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the common shares will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

     Other Chilean Taxes

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADRs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of the shares by a foreign holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of ADRs or shares.

United States Tax Considerations

      The following discussion summarizes the material United States federal income tax consequences of an investment in ADSs or shares by U.S. holders (as defined below). This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. holders, who are subject to special situations such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, persons holding ADSs or shares as part of a hedging, integrated, conversion, constructive sale transaction or a straddle, persons owning 10% of our voting stock, persons subject to the alternative minimum tax, or persons whose functional currency is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in the United States federal income tax consequences different from those discussed below.

      If a partnership holds ADSs or shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares should consult their tax advisors.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

     As used herein, the term "U.S. holder" means a beneficial owner of ADSs or shares that is for United States federal income tax purposes: (i) a United States citizen or resident; (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if it
(x) is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     If the obligations contemplated by the Depositary Agreement and any related agreement are performed in accordance with their terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated, for United States federal income tax purposes, as the owners of the underlying shares represented by such ADSs.

     Taxation of Dividends and Other Distributions

     The gross amount of dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to ADSs or shares generally will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income shall be included in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares, or by the Depositary, in the case of ADSs. The dividends will not be eligible for the dividends received deduction allowed to corporations.

     The amount of any dividend paid in Chilean pesos will equal the United States dollar value of the Chilean pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Chilean pesos are converted into United States dollars. If the Chilean pesos received as a dividend are not converted into United States dollars on the date of receipt, a U.S. holder will have a basis in the Chilean pesos equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as ordinary income or loss.

     Subject to certain conditions and limitations, Chilean withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder's United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income". Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the shares or ADSs in arrangements in which the U.S. holder's expected economic profit, after non-United States taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent deposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on sale of exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Distributions to U.S. holders of additional shares, or preemptive rights, with respect to shares that are made, as part of a pro-rata distribution, to all of our shareholders, generally will not be subject to United States federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. holder's basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15 percent of the fair market value of the old shares at the time of the distribution, unless the U.S. holder elects to determine the basis of the old shares and of the rights by allocating between the old shares and the new shares the adjusted basis of the old shares or (ii) the rights are not exercised and thus expire.

     Capital Gains

     U.S. holders will recognize capital gain or loss for United States federal income tax purposes, upon the sale or other disposition, of ADSs or shares (or preemptive rights with respect to such shares) in an amount equal to the difference between the amount realized for the ADSs or shares, and the U.S. holder's basis in the ADSs or shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss. Consequently, in the case of a disposition of shares (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit subject to applicable limitations against tax due on other income from foreign sources.

     Estate and Gift Taxation

     As discussed above under "Chilean Tax Considerations- Other Chilean Taxes", there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares or the proceeds received on the sale, exchange or redemption of ADSs or shares within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients such as corporations, and a backup withholding tax will apply to such amounts if the U.S. holder fails to provide an accurate identification number or to report interest and dividends required to be shown on its

United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's United States federal income tax liability.

Dividend Policy and Dividends

     Our company's dividend policy is decided upon from time to time by the board of directors and is announced at the regular annual shareholders' meeting, which is generally held in April of each year. However, the board of directors must submit at the annual regular shareholders' meeting for shareholder approval each year a proposal for the declaration of the final dividend or dividends to be paid for the preceding year, consistent with the then-established dividend policy. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, unless and except to the extent we have a deficit in retained earnings. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. Our board has the authority to decide whether such dividends will be paid in the form of interim dividends or a single annual payment.

     When one (or more) interim dividend is paid during the fiscal year, a final dividend is declared at the annual shareholders' meeting in an amount that, together with the interim dividend previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in March or April.

     The amount and timing for payment of dividends is subject to revision from time to time, depending upon our current level of sales, costs, cash flow and capital requirements, as well as market conditions. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information. Notice of such a change of policy would not, however, be sent to each shareholder or ADS holder. Accordingly, there can be no assurance as to the amount or timing of the declaration or payment of dividends in the future.

     Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates for the ADSs will be entitled to all dividends paid after their acquisition of the ADSs.

     As a general requirement, shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean Withholding Tax. See Item 10. "Additional Information - Chilean Tax Considerations".

Exchange Rates

     The Ley Organica Constitucional del Banco Central de Chile No. 18.840 (the "Central Bank Act") now provides that the Banco Central de Chile (the "Central Bank of Chile") may determine that certain classes of purchases and sales of foreign exchange specified by law must be carried out in the Mercado Cambiario Formal (the "Formal Exchange Market"). The Formal Exchange Market is formed by the banks and the other entities so authorized by the Central Bank of Chile. All payments and distributions with respect to ADSs described in this section must be transacted at the spot market rate in the Formal Exchange Market.

     For the purposes of the operation of the Formal Exchange Market, the Central Bank of Chile set a reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate"). Until September 2, 1999, participants of the Formal Exchange Market were authorized to carry out their transactions at rates within a specified percentage of the Reference Exchange Rate (the "Percentage"). Within this Percentage band, which has widened over time, the exchange rate could fluctuate freely. However, on September 2, 1999, the Central Bank of Chile eliminated the Percentage band, allowing the exchange rate to fluctuate without restrictions. The Reference Exchange Rate is still reset monthly by the Central Bank of Chile, taking into account internal and external inflations, and is adjusted daily to reflect the variation in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. The Central Bank of Chile can intervene by buying or selling foreign exchange only in certain exceptional cases that must be explained to the public. However, since the percentage band was eliminated, the Central Bank of Chile has not intervened in the market. The daily observed exchange rate for a given date (the "Observed Exchange Rate"), reported by the Central Bank of Chile is the average exchange rate at which transactions are carried out in the Formal Exchange Market on the prior business day.

     Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market and its predecessor, the "Unofficial Market", reflect the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Despite the existence of two separate markets, the exchange rate in both markets has not differed over the last five years.

     The following table sets forth the annual high, low, average and year-end Observed Exchange Rate for U.S. dollars, for each year starting in 1996, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                                             Low(1)          High(1)       Average(2)     Period End
                                           Ch$ per US$     Ch$ per US$    Ch$ per US$     Ch$ per US$
1996.................................         402.25          424.97          412.27         424.87
1997.................................         411.85          439.81          419.31         439.18
1998.................................         439.18          475.41          460.29         472.41
1999.................................         468.69          550.93          508.78         530.07
2000.................................         501.04          580.37          539.49         573.65
2001.................................         557.13          716.62          634.94         654.79
2002(2)..............................         641.75          688.98          662.82         655.90

-------
Source: Central Bank of Chile
(1)  Reflects pesos at historical values.
(2) The average of each monthly average during the 12-month period. Through May 31, 2002

     The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of an investor's return on investment. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future.

     Cash distributions with respect to shares of Common Stock received by the Depositary will be received in Chilean pesos. The Depositary will convert such pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect to the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the Common Stock and the distribution of such dividends by the Depositary, the amount of U.S. dollars distributed to holders of ADRs will decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be adversely affected by reductions in the value of the peso relative to the dollar.

Documents on Display

     We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities Exchange Act of 1934 with respect to the common shares.

     You may read and copy all or any portion of the annual report or other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to impacts from interest rate changes, foreign currency fluctuations and changes in the market values of its investments. Generally, we monitor our positions so as to seek lower costs of funds while maintaining our market risk within acceptable parameters. Our principal exposures relate to our investments in Chile, and short-term liabilities denominated in U.S. dollars.

     Policies and Procedures

     In the normal course of our business, we apply established policies and procedures in the management of our exposure to changes in interest rates, foreign currencies and the fair market value of certain of our investments using a variety of financial instruments. It is our policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet our objectives as stated above. We do not enter into these transactions for speculative purposes.

     The following discussion about our risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See--"Forward Looking Statements". In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2001.

     Foreign Currency Exchange Rate Risk

     We are exposed to foreign currency risk from changes in the value of certain underlying assets and liabilities. We have performed a VAR analysis on our exposure to changes in foreign currency exchange rates. The VAR is calculated using a historical simulation risk model to calculate changes in earnings from foreign currency risk on all significant on and off balance sheet exposures. The simulation contemplates a period of 12 months and calculates the potential after tax earnings at risk associated with foreign currency fluctuations, with a 95% accuracy level. At December 31, 2001, the VAR analysis shows that foreign exchange rate fluctuations would not have a material effect upon our earnings.

     We utilize a wide variety of risk management methods, as discussed above, and believe that no single risk model provides a reliable method of monitoring and controlling risk. While this model is relatively sophisticated, the quantitative risk information generated is limited by the model parameters.

Therefore, such a model does not substitute for the experience or judgment of our management to adjust positions and revise strategies as deemed necessary.

     Exposure to foreign currency exchange rate risk relates to our positions held principally in account receivable and bank debts indexed to currencies other than Chilean pesos.

     Our net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos as of December 31, 2001 was Ch$44,967 million. Assuming a 10% increase during 2002 of the Chilean peso/U.S. dollar exchange rate with respect to 2001 year-end balances, the result would be a pre-tax accounting income of approximately Ch$4.5 million.

     Interest Rate Risk

     Exposure to interest rate risk reflects our exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2001, approximately 12.3% of our total debt was represented by short-term debt and floating rate debt. Our net exposure to interest rate risk as of December 31, 2001 was Ch$4,700 million. Assuming a 100 basis point increase during 2002 in the weighted average interest rate with respect to 2001 year-end balances, the result would be an increase in our net annual interest expenses of approximately Ch$10,500 million. However, interest rates showed a decreasing trend throughout 2001. Due to depressed consumption levels in Chile, the Central Bank of Chile gradually lowered the referential interest rate from 6.5% in mid 2001 to 4.0% in June 2002.

     In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt.

     The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2001 is shown in Item 5--"Operating and Financial Review and Prospects--Impact of Inflation and Price-level Restatement". All interest rate sensitive instruments issued or held by the Company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART III

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS

     Not applicable.

Item 15. [Reserved]

Item 16. [Reserved]

Item 17. FINANCIAL STATEMENTS

     Reference is made to Item 18 for a list of all financial statements filed as a part of this Form 20-F.

PART IV

Item 18. FINANCIAL STATEMENTS

     The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:

     Index to Audited Consolidated Financial Statements....................F-1

     Independent Auditors' Report..........................................F-2

     Consolidated balance sheets at December 31, 2000 and 2001.............F-3

     Consolidated statements of income for the years ended
     December 31, 1999,2000 and 2001.......................................F-4

     Consolidated statements of cash flows at December 31,
     1999, 2000 and 2001...................................................F-5

     Notes to the Consolidated Financial Statements....... ................F-6

Item 19..EXHIBITS

      The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

Exhibit
Number    Description
------    -----------

1.1 English translation of our Amended Bylaws, dated April 24, 2001 (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).

2.1 English translation of our Bond Issue Agreement, dated October 17, 2000, with Banco de Chile, relating to our issuance of bonds in Chile totaling approximately US$127 million (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).

2.2 English translation of our Loan Agreements with each of Banco Santander and Banco Santiago (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).

2.3 English translation of one of the ten promissory notes executed by Disco S.A. (as filed with our annual report on Form 20-F dated as of June 30, 2000 and incorporated herein by reference).

2.4 Deposit Agreement, dated as of October 7, 1997, between us and Morgan Guaranty Trust Company of New York, as Depository and the registered holders from time to time of American Depository Receipts (as filed in Amendment No. 2 to our Form F-1 dated as of October 6, 1997 and incorporated herein by reference).

2.5 English translation of our Foreign Investment Contract with the Depository and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADSs' and ADRs' (as filed in Amendment No. 2 to our Form F-1 dated as of October 6, 1997 and incorporated herein by reference).

8.1       List of subsidiaries of the company.

10.1 Proxy Statement, dated as of May 10, 2002 (as filed in our current report on Form 6-K, dated as of May 14, 2002, and incorporated herein by reference).

10.2 English translation of the minutes of the Extraordinary Shareholders Meeting held May 23, 2002 during which a capital increase through the issuance of shares of common stock was approved.

                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2002.

                                      DISTRIBUCION Y SERVICIO D&S S.A.



                                      /s/ Miguel Nunez
                                      ------------------------------------
                                      Miguel Nunez
                                      Chief Financial Officer

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

            INDEX TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements                                Page

Independent Auditors' Report........................................     F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001........     F-3

Consolidated Statements of Income for the years ended
  December 31, 1999, 2000 and 2001..................................     F-4

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001..................................     F-5

Notes to the Consolidated Financial Statements for the years
  ended December 31, 1999, 2000 and 2001............................     F-6

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
   Distribucion y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribucion y Servicio D&S S.A. and subsidiaries ("the Company") as of December 31, 2000 and 2001 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Distribucion y Servicio D&S S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2001 and the determination of shareholders' equity at December 31, 2000 and 2001, to the extent summarized in Note 24 to the consolidated financial statements.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for deferred taxes on January 1, 2000.

/s/ DELOITTE & TOUCHE



Santiago, Chile,
February 15, 2002, except for Notes 23 and 24
   as to which the date is May 24, 2002

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                 (Restated for general price-level changes and
        expressed in thousands of constant Chilean pesos (ThCh$) as of
           December 31, 2001 and thousands of U.S. dollars (ThUS$))
------------------------------------------------------------------------------


                                                                                    At December 31,
                                                                       ------------------------------------------
                                                         Notes            2000           2001            2001
                                                       --------       ------------    ------------   ------------
                                                                         ThCh$           ThCh$          ThUS$
                                                                                                      Unaudited
                                                                                                      (note 2x)
ASSETS
CURRENT ASSETS:
   Cash                                                                 14,602,795      22,938,469         35,032
   Marketable securities.                                    4          23,003,889       5,517,440          8,426
   Notes and accounts receivable                             5          39,213,491      48,469,380         74,023
   Due from related companies                               19              60,672       1,020,345          1,558
   Inventories                                               6          51,133,776      68,837,666        105,129
   Refundable taxes                                         14           1,894,897         672,281          1,027
   Prepaid expenses                                                      1,928,829       1,471,846          2,248
   Other current assets                                      7             863,144       1,447,249          2,211
                                                                      ------------    ------------   ------------

      Total current assets                                             132,701,493     150,374,676        229,654
                                                                       -----------     -----------   ------------

PROPERTY, PLANT AND EQUIPMENT - NET                          8         400,936,697     441,002,460        673,502
                                                                       -----------    ------------   ------------

OTHER ASSETS - NET                                           9          68,554,228      75,304,880        115,006
                                                                      ------------    ------------   ------------

TOTAL ASSETS                                                           602,192,418     666,682,016      1,018,162
                                                                      ============    ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Banks and financial institutions                         12           7,135,825      12,733,128         19,446
   Current portion of long-term liabilities                 12           5,461,942      30,941,417         47,254
   Dividend payable                                                             --       6,900,000         10,538
   Accounts payable                                         10         126,001,705     149,397,172        228,160
   Sundry creditors                                         12           7,140,590       4,921,068          7,515
   Due to related companies                                 19           1,208,033       4,704,920          7,185
   Accruals and withholdings                                11           9,802,960       9,529,663         14,554
   Other current liabilities                                               260,788         993,231          1,517
                                                                      ------------    ------------   ------------

      Total current liabilities                                        157,011,843     220,120,599        336,170
                                                                      ------------    ------------   ------------

LONG-TERM LIABILITIES:
   Banks and financial institutions                         12          91,839,609      67,593,378        103,229
   Debentures and bonds                                     12          78,983,480      78,796,869        120,339
   Lease obligations                                        12          12,097,581      10,942,192         16,711
   Sundry creditors                                         12             272,172       1,601,511          2,446
   Accruals                                                 20           2,019,570       2,408,293          3,678
   Other long-term liabilities                                           1,201,119       2,308,013          3,525
                                                                      ------------    ------------   ------------

      Total long-term liabilities                                      186,413,531     163,650,256        249,928
                                                                      ------------     -----------   ------------

MINORITY INTEREST                                                          278,002         436,569            667
                                                                      ------------    ------------   ------------

SHAREHOLDERS' EQUITY:
   Paid-in capital (Common stock no par value: authorized,
     subscribed and paid 1,380,000,000 shares at
     December 31, 2000 and 2001)                                      207,460,499     208,528,749        318,467
   Additional paid-in capital                                           1,069,257
   Technical revaluation reserve                                        1,230,463       1,230,463          1,879
   Other reserves                                                          32,444          32,444             50
   Retained earnings                                                   48,696,379      72,682,936        111,002
                                                                     ------------    ------------   ------------

      Total shareholders' equity                           13         258,489,042     282,474,592        431,397
                                                                     ------------    ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            602,192,418     666,682,016      1,018,162
                                                                     ============     ===========   ============


The accompanying notes are an integral part of these consolidated financial statements

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME
            (Restated for general price-level changes and expressed
             in thousands of constant Chilean pesos (ThCh$) as of
           December 31, 2001 and thousands of U.S. dollars (ThUS$))
------------------------------------------------------------------------------

                                                                            For the year ended December 31,
                                                           -------------------------------------------------------------------
                                              Notes             1999             2000              2001             2001
                                             -------       --------------    --------------   --------------    --------------
                                                               ThCh$             ThCh$            ThCh$             ThUS$
                                                                                                                  Unaudited
                                                                                                                  (note 2x)
OPERATING RESULT
   Net revenue                                                876,850,098       827,361,431      912,922,011         1,394,221
   Cost of sales                                             (693,294,605)     (647,322,790)    (707,409,686)       (1,080,361)
                                                           --------------    --------------   --------------    --------------

   Gross profit                                               183,555,493       180,038,641      205,512,325           313,860
   Selling and administrative expenses                       (154,485,694)     (133,128,864)    (151,090,420)         (230,746)
                                                           --------------    --------------   --------------    --------------

      Operating income                                         29,069,799        46,909,777       54,421,905            83,114
                                                           --------------    --------------   --------------    --------------

NON-OPERATING RESULTS
   Non-operating income                           18            1,429,607         2,466,624        1,550,776             2,369
   Non-operating expenses                         18          (35,987,017)      (17,010,647)     (14,827,407)          (22,646)
   Price-level restatement                        16           (1,525,640)          644,697        5,536,708             8,456
                                                           --------------    --------------   --------------    --------------

      Non-operating loss                                      (36,083,050)      (13,899,326)      (7,739,923)          (11,821)
                                                           --------------    --------------   --------------    --------------

INCOME (LOSS) BEFORE INCOME TAXES                              (7,013,250)       33,010,451       46,681,982            71,293
INCOME TAXES                                      14           (2,312,366)       (3,410,061)      (7,316,706)          (11,174)
                                                           --------------    --------------   --------------    --------------

NET INCOME (LOSS)                                              (9,325,616)       29,600,390       39,365,276            60,119
                                                           ==============    ==============   ==============    ==============


The accompanying notes are an integral part of these consolidated financial statements

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            (Restated for general price-level changes and expressed
             in thousands of constant Chilean pesos (ThCh$) as of
           December 31, 2001 and thousands of U.S. dollars (ThUS$))

                                                                                  For the year ended December 31,
                                                                      --------------------------------------------------------
                                                             Notes        1999           2000           2001          2001
                                                            ------    ------------    ------------   ------------   ----------
                                                                         ThCh$           ThCh$          ThCh$         ThUS$
                                                                                                                    Unaudited
                                                                                                                    (note 2x)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                       (9,325,616)     29,600,390     39,365,276       60,119
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Depreciation and amortization expense (net)                          34,479,991      28,935,899     30,526,784       46,621
      Equity in earnings of related companies (less)                            --              --       (166,271)        (254)
   Loss on sale of investment                                           13,355,341              --             --           --
   (Gain) loss on sales of property, plant and equipment,
     net                                                                     3,831          38,444        (31,335)         (48)
   Minority interest                                                        35,788         100,797        163,967          250
   Price-level restatement                                               1,525,640        (644,697)    (5,536,708)      (8,456)
   Other                                                                     8,644          43,337        456,381          697
Changes in assets and liabilities:                                                              --
   Decrease (increase) in notes and accounts receivable                 (4,768,446)     (1,683,510)    (9,777,355)     (14,932)
   Decrease (increase) in inventory                                     (2,589,578)      9,056,407    (17,703,890)     (27,038)
   Decrease (increase) in other assets                                   6,400,075      (2,097,102)     1,059,537        1,618
   Increase (decrease) in accounts payable                              15,096,426      (2,712,911)    23,395,467       35,730
   Increase (decrease) in income tax payable                               652,719       1,265,240      3,672,761        5,609
   Increase (decrease) in other accounts payable                         4,369,964       1,088,080        819,165        1,251
   Increase (decrease) in interest payable                                (311,404)       (172,286)      (192,611)        (294)
   Increase (decrease) in accruals and withholdings                     29,444,357        (762,664)    (1,846,591)      (2,820)
                                                                      ------------    ------------   ------------   ----------

      Net cash provided by operating activities                         88,377,732      62,055,424     64,204,577       98,053
                                                                      ------------    ------------   ------------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment                             (26,762,735)    (48,581,655)   (69,125,003)    (105,568)
Sale of other investments                                                       --              --          1,714            3
Proceeds from sale of property, plant and equipment                        683,082       2,404,690        951,679        1,453
Proceeds from sale of long-term investments                                     --      22,966,230             --           --
Proceeds from sale of other investments                                  1,942,668              --
Decrease in loans to related companies                                       1,651           2,851       (959,673)      (1,466)
Payment of capitalized interest                                         (1,268,156)       (471,461)    (1,761,534)      (2,690)
Purchase in related company                                                     --         (56,253)      (582,732)        (890)
Other                                                                   (2,254,104)     (1,267,562)    (1,213,589)      (1,853)
                                                                      ------------    ------------   ------------   ----------

      Net cash used in investing activities                            (27,657,594)    (25,003,160)   (72,689,138)    (111,011)
                                                                      ------------    ------------   ------------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                            92,319,808     116,548,255     30,952,297       47,271
Proceeds from loans from related companies                                  99,061              --      3,496,887        5,340
Repayment of debt                                                     (136,935,178)   (202,734,320)   (26,803,963)     (40,935)
Dividends paid                                                  13     (12,015,248)    (11,646,669)    (8,478,720)     (12,949)
Repayment of loans from related companies                                       --      (1,263,728)            --           --
Proceeds from issuance of common stock                                          --       1,192,967             --           --
Proceeds from issuance of bonds                                                 --      74,572,281             --           --
Other                                                                           --      (1,193,743)            --           --
                                                                      ------------    ------------   ------------   ----------

      Net cash provided by (used in) financing activities              (56,531,557)    (24,524,957)      (833,499)      (1,273)
                                                                      ------------    ------------   ------------   ----------

   NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                  4,188,581      12,527,307     (9,318,060)     (14,231)

   EFFECT OF CHANGES IN THE PURCHASING POWER OF THE
     CHILEAN PESO ON CASH AND CASH EQUIVALENTS                            (701,410)       (282,847)       168,999          258

   CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                   21,775,703      25,262,874     37,507,334       57,281
                                                                      ------------    ------------   ------------   ----------

   CASH AND CASH EQUIVALENTS AT END OF THE YEAR                         25,262,874      37,507,334     28,358,273       43,308
                                                                      ============    ============   ============   ==========

The accompanying notes are an integral part of these consolidated financial statements

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                        (ThCh$) of December 31, 2001)


1. THE COMPANY

     Distribucion y Servicio D&S S.A. ("D&S") is a corporation organized under the laws of the Republic of Chile, its common shares are listed on the Chilean Stock Exchanges and its American Depositary Receipts on the New York Stock Exchange. It is regulated by the Chilean Superintendency of Securities and Insurance ("SVS") and the United States Securities and Exchange Commission ("SEC").

     D&S and its subsidiaries (the "Company") are engaged principally in the operation of supermarkets in Chile, until 1999, they also had operations in Argentina. At December 31, 2001, the Company operated 54 supermarkets in Chile.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"). For the convenience of the reader, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

     b. Reporting Entity - Until December 1996, the Ibanez Scott family owned 100% of the outstanding shares of the Company. In prior years, the Ibanez Scott family owned, as separate companies, substantially all of the shares of Sociedad Anonima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Almac Internacional S.A. and Constructora e Inmobiliaria El Rodeo S.A. (El Rodeo S.A.). These three companies were operated as an integral part of the Company's operations, as they principally owned land and buildings used by the supermarkets and held related investments.

     In December 1995, D&S acquired the shares in the three companies, that had been separately held by the Ibanez Scott family, by means of an exchange of shares, thus effectively uniting in the Company all of the Ibanez Scott family's supermarket holdings.

     The consolidated financial statements of Distribucion y Servicio D&S S.A. and subsidiaries as of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001 reflect this restructuring of the legal ownership of the companies controlled by the Ibanez Scott family as a business combination between entities under common control. The change in reporting entity is reported under Chilean GAAP in a manner generally similar to a pooling of interests in accordance with accounting principles generally accepted in the United States of America. However, the book value of the net assets of the companies included in the combination is greater than the value attributed by the shareholders to the increase in the capital of D&S which is equal to the shareholders' tax basis in the shares of SAITEC S.A., Almac Internacional S.A., and El Rodeo S.A. This difference is recorded as negative goodwill.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     On June 30, 1997, through purchases from the minority shareholders, D&S acquired 100% of the shares of Almac Internacional S.A. and Constructora e Inmobiliaria El Rodeo S.A., as a result of which D&S absorbed the assets and liabilities of the companies. D&S is the legal successor of such companies.

     c. Basis of Consolidation - All significant intercompany transactions and balances have been eliminated in consolidation and the minority interests in subsidiaries have been recognized.

     The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

                                                                                      Total ownership percentage
                                                                                            at December 31,
                                                                                ----------------------------------------
                                                                                    1999         2000          2001
                                                                                ------------  ------------  ------------
                                                                                     %             %            %

Administradora de Concesiones Comerciales de Hipermercados S.A.                        99.50         99.50        99.50
Administradora de Concesiones Comerciales de Supermercados S.A.                        99.17         99.17        99.17
SAITEC S.A.                                                                            99.96         99.96        99.96
Maquinsa S.A. (formerly-Fullmarket S.A)                                    (1)        100.00        100.00       100.00
Maquinarias Equipos e Instalaciones S.A.                                   (1)         99.99             -
Supermercados Ekono S.A. (Argentina)                                       (2)             -             -


     (1) At the Extraordinary Shareholders' Meetings of Maquinarias, Equipos e Instalaciones S.A. and of Fullmarket S.A. held on December 30, 2000, the merger of the two companies was approved. Therefore, Maquinaria, Equipos e Instalaciones S.A. was absorbed by Fullmarket S.A., which changed its corporate name to Maquinsa S.A.

     (2) On December 23, 1999 the Company agreed to sell to Disco S.A. its 99.99% interest in Supermercados Ekono S.A. (Argentina). Accordingly, the Company discontinued the application of the equity method of accounting at November 30, 1999 and recorded the loss arising from the transaction by recognizing the account receivable detailed in Note 9c, by recognizing under sundry creditors the subsidiary's debts that were to be paid by the Company before the transfer of its ownership, and by reversing the related investment, goodwill, and equity accounts. The loss thus determined amounts to ThCh$13,355,341 and is included under Other non-operating expenses in the statement of income.

     d. Price-Level Restatement (Monetary Correction) - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (CPI) as follows:

     o Nonmonetary assets, liabilities, and shareholders' equity accounts are restated in terms of year-end purchasing power.

     o Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     o The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

     o All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2001 ("constant pesos") applied under the "prior month rule", as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2001. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

     The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadisticas (National Statistics Institute) and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

     The values of the Chilean CPI used for price-level restatement purposes are as follows:

Year                                                               December 31
                                                           -------------------------------
                                                           Index *         Change in index
                                                           -------         ---------------

1999.............................................           102.04                2.6%
2000.............................................           106.82                4.7%
2001.............................................           110.10                3.1%

* Index as of November 30 of each year, under prior month rule described above.

     The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     For comparison purposes, the financial statements and their respective notes are restated by the percentage changes in the Chilean consumer price index from each year end to December 31, 2001 as follows:

Year                                                           Change in index
                                                               ---------------

1999.....................................................            4.7%
2000.....................................................            3.1%

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     e. Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and unidades de fomento (UF - an inflation-indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

                                                  At December 31,
                                        -------------------------------------
                                              2000                2001
                                        ------------------  -----------------
                                               Ch$                Ch$

U.S. dollar                                    573.65              654.79
UF                                          15,769.92           16,262.66

     f. Translation of Financial Statements of Foreign Subsidiary - In 1998, the Company changed the method of valuing its foreign investments, as required by Technical Bulletin No. 64, and controls those investments in U.S. dollars. These investments were sold in 1999.

     g. Statement of Cash Flows - The statements of cash flows have been prepared using the indirect method. Cash and cash equivalents include cash, time deposits, investments in fixed income mutual funds, and debt securities purchased under resale agreements, with original maturities of 90 days or less.

     h. Time Deposits - Time deposits include principal plus accrued interest and indexation at year end.

     i. Marketable Securities - Marketable securities correspond to investments in shares and mutual funds, which are stated as follows:

     o Shares are stated at the lower of price-level restated purchase cost or year-end market value.

     o Mutual Funds are stated at the year-end value of the units, which is consider market value.

     j. Resale Agreements - Securities purchased under resale agreements are stated at purchase value plus accrued interest and indexation at year end.

     k. Inventories - Inventories are stated at price-level restated cost, on a weighted-average-cost basis, which is not in excess of the net realizable value.

     l. Allowance for uncollectibility of accounts receivable - Accounts receivable are stated net of allowances that have been accrued to cover the risk of not collecting accounts receivable, determined considering accounts delinquency and write-offs.

     m. Property, Plant and Equipment, and Depreciation - Property, plant and equipment is stated at price-level restated purchase cost. The revaluation of property, plant and equipment resulting from an independent technical appraisal is recorded, with a corresponding increase in Shareholders' Equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

     Assets acquired under finance leases are accounted for in the same manner as the purchase of property, plant and equipment, recording the total liability and the interest on the accrual basis. These assets are not legally owned by the Company until it exercises its purchase option. The Company records the sale and leaseback of assets maintaining the same value of the assets prior to the transaction. These assets are not legally owned by the Company until it exercises its purchase option.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     n. Investments in Affiliated Companies - Investments in affiliated companies are recorded using the equity method of accounting, if the Company can exercise significant influence over the affiliate. Under Chilean GAAP, such significant influence is presumed when the investment represents more than 10% of the investee's outstanding shares. Accordingly, investments are recorded using the equity method when they represent more than 10% but less than 50% of the voting stock of the investee.

     o. Goodwill and Negative Goodwill - The excess of carrying value over cost of investments and the excess of cost over carrying value are amortized over the estimated term of return of the investments which is 10 and 20 years, respectively.

     p. Bonds payable - Bonds payable are reported as liabilities at the par value of the bonds issued. The difference between the proceeds and the par value at the time of placement is deferred, and then amortized over the period in which the bonds' nominal interest is accrued.

     q. Income Taxes - The Company has recognized income tax obligations according to legal stipulations in force at year-end.

     r. Deferred Taxes - Starting January 1, 2000 deferred taxes arising from temporary differences between the tax basis and the financial basis are recorded in conformity with the provisions of Technical Bulletin No. 60, as amended, issued by the Chilean Institute of Accountants.

     According to Technical Bulletin No. 71 of the Chilean Institute of Accountants, starting 2001, deferred taxes will be accounted for applying the income tax rate of the year the corresponding temporary difference will be reverse.

     s. Vacation Expense - The annual cost of employee vacations and benefits is recorded on the accrual basis.

     t. Research and Development Expenses - Research and development expenses are charged to the income statement during the year incurred. Over the last five years no significant research and development expenses were incurred.

     u. Severance Indemnities - The liabilities for voluntary severance indemnities paid to employees are accrued at the discounted present value of the vested benefits using an 7% discount rate and considering future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

     v. Revenue Recognition - Revenue is recognized when the merchandise is delivered to the customer.

     w. Use of Estimates - The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     x. Translation to U.S. Dollars (Unaudited) - The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers, at the December 31, 2001 Observed Exchange Rate of Ch$654.79 per US$1.00 reported by Banco Central de Chile. This translation should not be construed as a representation that the Chilean peso

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

     y. Long-lived assets - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

3. CHANGES IN ACCOUNTING PRINCIPLES

     In 1998, the Company, changed the method of valuing its foreign investments, as required by Technical Bulletin No. 64, and controls those investments in dollars. Previously, these investments were controlled in Chilean pesos as required by Technical Bulletin
     No. 51. This change had no retroactive effect and its effect on net income for 1998 was not readily determinable.

     Starting on January 1, 2000, the Company records all the deferred taxes arising from temporary differences, tax losses and other events that create differences between the book basis and the tax basis of assets and liabilities in conformity with the provisions of Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. Until 1999, given that the obligation of recording deferred taxes applied only to temporary differences that were not offset, when they reversed, by new temporary differences, the Company calculated income tax expense in conformity with the net taxable income as determined for tax purposes.

     The provisions of Technical Bulletin No. 60 are applicable only to temporary differences, tax benefits from tax losses, and other events that create differences between the book basis and the tax basis of assets and liabilities, as from January 1, 2000. Therefore, this accounting change did not have any accumulated effect at the beginning of the year and resulted in a net charge of ThCh$392,230 to the 2000 income.

4. MARKETABLE SECURITIES

     The detail of marketable securities is as follows:

                                                               At December 31,
                                                    ---------------------------------------
                                                           2000                2001
                                                    -------------------  ------------------
                                                          ThCh$                ThCh$

Shares                                                       99,350               97,636
Mutual funds (fixed income securities)                   22,904,539            5,419,804
                                                    -------------------  ------------------

Totals                                                   23,003,889            5,517,440
                                                    ===================  ==================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

5. NOTES AND ACCOUNTS RECEIVABLE

     The detail of notes and accounts receivable is as follows:

                                                               At December 31,
                                                    --------------------------------------
                                                           2000               2001
                                                    -----------------   ------------------
                                                          ThCh$              ThCh$

Trade accounts receivable                                 32,363,902         43,229,075
Notes receivable                                             676,680          1,295,048
Sundry debtors                                             7,719,091          6,869,983
Allowance for uncollectible receivables                   (1,546,182)        (2,924,726)
                                                    ------------------   -----------------

Totals                                                    39,213,491         48,469,380
                                                    ==================   =================

6. INVENTORIES

     The detail of inventories is as follows:

                                                                  At December 31,
                                                    ----------------------------------------
                                                           2000                 2001
                                                    -------------------  -------------------
                                                          ThCh$                ThCh$

Merchandise for sale                                    50,674,528           67,625,709
Imports in transit                                       1,810,811              844,402
Supplies                                                   340,958              367,555
                                                    -------------------  -------------------

Sub-totals                                              52,826,297           68,837,666

Realization allowance for merchandise for sale (1)      (1,692,521)                  --
                                                    -------------------  -------------------

Totals                                                  51,133,776           68,837,666
                                                    ===================  ===================

---------
(1) The decrease in the allowance for merchandise for sale during 2001 results mainly from the fact that the company conducted a sales campaign for old and out of season products that, a long with the improvement in the purchasing policy resulted in an optimization in inventory management.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

7. OTHER CURRENT ASSETS

     The detail of other current assets is as follows:

                                                              At December 31,
                                                  -----------------------------------------
                                                          2000                 2001
                                                  ---------------------  ------------------
                                                         ThCh$                 ThCh$

Deferred taxes                                          436,199                688,580
Other                                                   426,945                758,669
                                                  ---------------------  ------------------

Totals                                                  863,144              1,447,249
                                                  =====================  ==================

8. PROPERTY, PLANT AND EQUIPMENT

      The detail of property, plant and equipment is as follows:

                                                                At December 31,
                                                   ----------------------------------------
                                                          2000                2001
                                                   --------------------  ------------------
                                                          ThCh$               ThCh$

Land                                                     108,243,012         123,042,191
Buildings and infrastructure:
   Buildings                                             247,061,692         286,038,480
   Construction in progress                               10,472,400           8,772,192
Machinery and equipment                                   93,067,523         106,494,524
Other:
   Leased assets (1)                                      26,918,231          28,189,582
   Fixtures                                               20,585,905          23,263,437
   Imports in transit                                      2,159,731             522,384
                                                   --------------------  ------------------

Subtotal                                                 508,508,494         576,322,790
                                                   --------------------  ------------------
Technical revaluation (2):
   Land                                                    3,384,718           3,384,718
   Buildings                                                 523,774             523,774
                                                   --------------------  ------------------

Subtotal                                                   3,908,492           3,908,492
                                                   --------------------  ------------------

Total gross property, plant and equipment                512,416,986         580,231,282

Accumulated depreciation                                (111,480,289)       (139,228,822)
                                                   --------------------  ------------------

Total net property, plant and equipment                  400,936,697         441,002,460
                                                   ====================  ==================

---------
(1) Correspond to land, buildings and equipment acquired under finance leases and leaseback agreements to build and furnish supermarkets.
(2) The technical revaluation was determined based on a study by independent consultants, in accordance with Circular No. 1529 of the SVS.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     Depreciation for the year amounts to ThCh$33,630,652 in 1999, ThCh$28,531,707 in 2000 and ThCh$30,177,577 in 2001, and includes
     ThCh$27,835 in each year for the depreciation of the technical revaluation.

     Useful lives assigned to property, plant and equipment:

     The detail of the useful life assigned to property, plant and equipment is as follows:

     o        Buildings and infrastructure                  20 to 60    years
     o        Machinery and equipment                         4 to 7    years
     o        Leased assets (excluding land)                  5 to 7    years
     o        Fixtures                                            10    years
     o        Other fixed assets                                   3    years

9. OTHER ASSETS - NET

     Other assets are summarized as follows:

                                                                            At December 31,
                                                               ------------------------------------------
                                                                      2000                  2001
                                                               --------------------  --------------------
                                                                      ThCh$                 ThCh$

Goodwill (net) (Note 9a)                                           10,012,009             9,802,706
Investment in other company                                            67,539               806,717
Account receivable from sale of subsidiary (Note 9c)               53,228,984            58,931,100
Other long-term assets (Note 9b)                                    5,245,696             5,764,357
                                                               --------------------  --------------------

Totals                                                             68,554,228            75,304,880
                                                               ====================  ====================

     a. Goodwill and negative goodwill

     Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

                                                                           At December 31,
                                                              ------------------------------------------
                                                                     2000                  2001
                                                              --------------------  --------------------
                                                                     ThCh$                 ThCh$

SAITEC S.A.                                                          (664,251)             (531,401)
El Rodeo S.A.                                                        (998,573)             (798,858)
Inversiones Solpacific Ltda.                                               --               (64,204)
Maquinsa S.A. (formerly Fullmarket S.A.)                           11,431,652            10,709,652
Other                                                                 243,181               487,517
                                                              --------------------  --------------------

Totals                                                             10,012,009             9,802,706
                                                              ====================  ====================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     Incorporation of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A.

     On December 28, 1995 the Company received 99.96%, 99.99% and 99.99% interests in Saitec S.A., El Rodeo S.A., and Almac Internacional S.A., respectively, as payment for the capital increase approved at the Extraordinary Shareholders' Meeting held on that date. These investments were contributed by the shareholders Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A.

     The acquisitions were accounted for as described in Note 2b. The excess of the carrying value of the underlying net assets over the stated increase in the Company's capital (negative goodwill) was recognized and is amortized over ten years.

     Acquisition of Maquinsa S.A. (formerly - Fullmarket S.A.)

     On October 31, 1996, the Company acquired from unrelated third parties a 100.00% interest in Maquinsa S.A. (formerly Fullmarket S.A.) for ThCh$12,175,867, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$1,002,842 paid as the result of the arbitration proceeding that settled a dispute with Fullmarket's former owners. The acquisition was accounted for as a purchase. Excess of cost and liabilities acquired over assets acquired was designated as goodwill, which is being amortized over twenty years.

     Acquisition of Alimentos y Servicios Ltda. and Inversiones Solpacific
     S.A.

     In April 2001, 50% of the outstanding shares of Sociedades Alimentos y Servicios Ltda. and Inversiones Solpacific S.A. were purchased through the subsidiary companies Administradoras de Concesiones Comerciales de Supermercados S.A. and Administradora de Concesiones de Hipermercados S.A., respectively.

     b. Other long-term assets

     Other long-term assets are detailed as follows:

                                                                     At December 31,
                                                           -------------------------------------
                                                                 2000               2001
                                                           -------------------  ----------------
                                                                 ThCh$             ThCh$

Electric utility refundable advances                               132,740           375,692
Deferred discount on bond issuance                               2,714,377         2,405,320
Deferred expenses of bond placement and issuance costs           2,030,798         1,621,875
Investment in related companies                                         --           539,099
Other                                                              367,781           822,371
                                                           -------------------  ----------------

Totals                                                           5,245,696         5,764,357
                                                           ===================  ================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     c. Account receivable from sale of subsidiary

     This balance corresponds to the long-term portion (detailed in ii below) receivable from Disco S.A. under the contract for the sale of Supermercados Ekono S.A. (Argentina) dated December 23, 1999 (Note 2c). According to such contract, the selling price was established at US$150,000,000, payable as follows:

     i. US$60,000,000 (ThCh$33,298,997) in cash in May 2000.

     ii.US$90,000,000 (ThCh$45,892,000) in May 2003.

     According to the sales contract entered into by the parties in December 1999, such account receivable is guaranteed by the Netherlands Antilles Company "Disco-Ahold International Holdings N.V."

10. ACCOUNTS PAYABLE

     Accounts and notes payable are summarized as follows:

                                                  At December 31,
                                       ---------------------------------------
                                              2000                2001
                                       -------------------  ------------------
                                             ThCh$                ThCh$

Domestic suppliers                        125,189,664          148,116,530
Foreign suppliers                             812,041            1,280,642
                                       -------------------  ------------------

Totals                                    126,001,705          149,397,172
                                       ===================  ==================


11. ACCRUALS AND WITHHOLDINGS

     Accruals and withholdings are summarized as follows:

                                                  At December 31,
                                       ---------------------------------------
                                              2000                2001
                                       -------------------  ------------------
                                             ThCh$                ThCh$
Accruals:
   Vacations                               1,696,687            1,955,256
   Bonuses payable                         2,533,845            1,890,879
   Other                                   2,449,943            3,735,354
                                       -------------------  ------------------

Subtotals                                  6,680,475            7,581,489

Withholdings:
   Value-added tax (VAT)                   2,466,547                   --
   Other                                     655,938            1,948,174
                                       -------------------  ------------------

Totals                                     9,802,960            9,529,663
                                       ===================  ==================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

12. BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

     a. Short-term bank debt

     Short-term bank debt is summarized as follows:

                                                          At December 31,
                                              -----------------------------------------
                                                    2000                  2001
                                              ------------------   --------------------
                                                    ThCh$                 ThCh$
Payable in:
   United States dollars                           6,821,927           12,688,912
   Chilean pesos (not indexed)                             3               44,216
   Inflation-linked units (UFs)                      313,895
                                              ------------------   --------------------

Totals                                             7,135,825           12,733,128
                                              ==================   ====================

Weighted average interest rates are as
follows:

Loans in U.S. Dollars                                 7.3%                 5.6%
Loans in Chilean pesos (not indexed)                  9.4%                 9.6%
Loans in inflation-linked units (UFs)                 9.4%

     b. Long-term bank debt

     Long-term bank debt is summarized as follows:


                                                           At December 31,
                                               -----------------------------------------
                                                     2000                  2001
                                               ------------------   --------------------
                                                     ThCh$                 ThCh$
Payable in:
   Inflation-linked units (UFs)                     93,650,259           92,583,996

Less: Current portion                                1,810,650           24,990,618
                                               ------------------   --------------------

Long-term portion                                   91,839,609           67,593,378
                                               ==================   ====================

   Inflation-linked units (UFs) (1)                 TAB+ 1.25%          TAB+ 1.25%


     (1)TAB represent the Annual Cost of funds Bank Rate"

     In accordance with long-term loan contracts with Banco Santiago and Banco Santander, the Company must comply with certain financial covenants. At December 2001, the Company is in compliance with these covenants.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     The UF denominated debt matures serially. Long-term bank debt is payable as follows:

                                                                 ThCh$

2003                                                          35,798,109
2004                                                          19,152,295
2005                                                          12,642,974
                                                           ------------------

Total                                                         67,593,378
                                                           ==================

     c. Capital lease and leaseback obligations

     Capital lease and leaseback obligations are summarized as follows:

                                                                    At December 31,
                                                        ----------------------------------------
                                                               2000                2001
                                                        -------------------  -------------------
                                                               ThCh$               ThCh$

Capital lease obligations                                      2,531,964           3,818,996
Less: Current portion                                            511,787           1,241,185
                                                        -------------------  -------------------

Long-term portion                                              2,020,177           2,577,811
                                                        -------------------  -------------------

Leaseback obligations                                         11,655,060          10,079,805
Less: Current portion                                          1,577,656           1,715,424
                                                        -------------------  -------------------

Long-term portion                                             10,077,404           8,364,381
                                                        -------------------  -------------------

Total long-term lease and leaseback obligations               12,097,581          10,942,192
                                                        ===================  ===================


     Lease and leaseback obligations are stated in inflation-linked units and accrue interest at rates that range from 7% to 13.56%.

     Future minimum lease payments on the long-term portion of capital lease and leaseback obligations at December 31, 2001 are as follows:

                                                               ThCh$

2003                                                          3,045,489
2004                                                          2,900,739
2005                                                          2,624,211
2006                                                          2,371,753
                                                        --------------------

Total                                                        10,942,192
                                                        ====================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     d. Short-term sundry creditors

     Short-term sundry creditors are summarized as follows:

                                                                           At December 31,
                                                               ----------------------------------------
                                                                      2000                2001
                                                               -------------------  -------------------
                                                                      ThCh$               ThCh$

Creditors for the purchase of land (UFs)                             2,493,044                  --
Sundry creditors from sale of subsidiary (Note 2 c)                    662,168             468,836
Other (in Chilean pesos)                                             3,985,378           4,452,232
                                                               -------------------  -------------------

Totals                                                               7,140,590           4,921,068
                                                               ===================  ===================

     Creditors for the purchase of land includes accrued interest at 9.2%.

     e. Debentures and bonds

     D&S and its subsidiary SAITEC S.A. have issued bond to the Chilean public in UFs. The issues are summarized as follows:

     D&S - This liability corresponds to two series of debentures issued in 2000. The detail is as follows:

  Bond      Date of                 Amount                       Nominal        Amortization             Interest
 issued   inscription  Indexation   issued     Series        interest rate         terms                 payment
 ------   -----------  ----------   ------     ------        -------------     -------------         -------------------

SERIES A   15.11.2001   U.F.     3,500,00   A1 UF 300,000     7% compounded    1 installment due     Semiannually, due on
                                            A2 UF 3,200,000   semiannually     on April 1, 2006      April 1, and October 1,
                                                                                                     each year, as from
                                                                                                     April 1, 2001


SERIES B   15.11.2001   U.F.     1,200,00  B1 UF 200,000      6,5% compounded  32 semiannual equal   Semiannually, due on
                                           B2 UF 1,000,000    semiannually     installments as       April 1, and October 1,
                                                                               from April 1, 2007    each year, as from
                                                                                                     April 1, 2001


     SAITEC S.A. - This liability corresponds to UF350,000 of 22 year debentures issued in 1992. Principal is amortized semiannually from October 1, 1995, after a three year grace period. Interest is payable semiannually at 6.5%. These debentures have no specific guarantees.

     The short-term portion of the total issues amounting to ThCh$1,537,859 is included under Current Portion of Long-Term Liabilities.

     Interest accrued at December 31, 2001 and 2000 was ThCh$1,435,258 and ThCh$1,335,403 respectively and is included under current liabilities. The difference between par value and the effective placement value is being deferred and amortized by the interest method. The prepaid discount at December 31, 2001, was ThCh$2,727,619 (ThCh$3,031,412 in 2000) and is
     included under current assets for ThCh$322,299 (ThCh$317,035 in 2000) and other assets for ThCh$2,405,320 (ThCh$2,714,377 in 2000).

     f. Long-term sundry creditors

     The long-term portion of sundry creditors is due to Compania de Petroleos de Chile S.A. for the acquisition of land, payable in 179 monthly installments, and accruing interest at 8.59% a year. The short-term portion amounting to ThCh$21,073 is included under Current Portion of Long-Term Liabilities.

                  DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


                                                                               At December 31,
                                                                      -----------------------------------
                                                                           2000              2001
                                                                      ---------------- ------------------
                                                                           ThCh$             ThCh$
Due to Compania de Petroleos de Chile S.A. for the
   and accruing interest at 8.59% a year                                    272,172          251,161
Due to Inmobiliaria Los Condores S.A. and others and
   accruing interest at 6.58% a year                                             --        1,350,350
                                                                      ---------------- ------------------

Long-term portion                                                           272,172        1,601,511
                                                                      ================ ==================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

13. SHAREHOLDERS' EQUITY

     The changes in shareholders' equity accounts are as follows:

                                                                                      Retained earnings
                                                                             ----------------------------------
                                    Additional    Technical                              Net income
                         Paid-in      paid-in    revaluation     Other       Retained    (loss) for     Interim
                         capital      capital      reserve     reserves      earnings     the year     dividends       Total
                         -------      -------      -------     --------      --------     --------     ---------       -----
                          ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$          ThCh$

Balances, January
  1, 1999             187,207,681        --      1,111,005      481,939     29,522,435    17,504,604          --   235,827,664
Transfers                     --         --             --           --     17,504,604   (17,504,604)                      --
Dividends paid                --         --             --           --     (5,513,039)          --   (5,513,039)  (11,026,078)
Reversal  of
  translation
  adjustment
  of foreign
  subsidiary                  --         --             --     (463,509)            --           --           --      (463,509)
Monetary correction    4,867,399         --         28,886       11,625      1,128,982           --      (11,026)    6,025,866
Net loss for the
  year                        --         --             --           --             --   (8,639,173)          --    (8,639,173)
                      ---------------------------------------------------------------------------------------------------------

Balances, December
  31, 1999            192,075,080        --      1,139,891       30,055     42,642,982   (8,639,173)  (5,524,065)  221,724,770
Price-level
  restatement           9,027,529                   53,575        1,412      2,004,220     (406,041)    (259,631)   10,421,064
                      ---------------------------------------------------------------------------------------------------------

Balances as of
  December
  31, 1999
  price-level
  restated
  at December 31,
  2000                201,102,609         --     1,193,466       31,467    44,647,202   (9,045,214)  (5,783,696)  232,145,834
                      =========================================================================================================

Balances, January
  1, 2000            192,075,080          --     1,139,891       30,055    42,642,982   (8,639,173)  (5,524,065)  221,724,770
Transfers                     --          --            --           --   (14,163,238)   8,639,173    5,524,065           --
Capital paid in          117,360    1,014,229           --           --           --           --            --     1,131,589
Dividends paid                --          --            --           --    (5,517,142)         --    (5,520,000)  (11,037,142)
Monetary correction    9,030,159       22,878       53,575        1,412     1,178,571          --       (99,360)   10,187,235
Net income for the
  year                        --          --            --           --           --    28,710,369           --    28,710,369
                      ---------------------------------------------------------------------------------------------------------

Balances, December
  31, 2000           201,222,599    1,037,107    1,193,466       31,467    24,141,173   28,710,369   (5,619,360)  250,716,821
Price-level
  restatement          6,237,900       32,150       36,997          977       748,376      890,021     (174,200)   7,772,221
                      ---------------------------------------------------------------------------------------------------------

Balances as of
  December
  31, 2000
  price-level
  restated
  at December 31,
  2001               207,460,499    1,069,257    1,230,463       32,444    24,889,549   29,600,390   (5,793,560)  258,489,042
                      =========================================================================================================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES


Balances, January
  1, 2001             201,222,599   1,037,107    1,193,466       31,467   24,141,173   28,710,369   (5,619,360)  250,716,821
Transfers                                                                 23,091,009  (28,710,369)   5,619,360           --
Dividends paid                                                            (8,280,000)                             (8,280,000)
Capitalization of
  reserves              1,038,144  (1,038,144)
Monetary correction     6,268,006       1,037       36,997          977    1,265,478                               7,572,495
Net income for the
  year                                                                                 39,365,276   (6,900,000)   32,465,276
                      ---------------------------------------------------------------------------------------------------------

Balances, December
  31, 2001            208,528,749          --    1,230,463       32,444   40,217,660   39,365,276   (6,900,000)  282,474,592
                      =========================================================================================================


     a. Paid-in capital

     In accordance with article 10 of Law No. 18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. At December 31, 2001 and 2000, D&S's paid-in capital is divided into 1,380,000,000 no-par-value common shares (1,378,259,790 shares at December 31, 1999).

     b. Capital increases

     The Extraordinary Shareholders' Meeting held on April 28, 1998 agreed to increase D&S's capital to ThCh$180,360,266 (historical) divided into 1,380,000,000 no-par-value common shares. This capital increase was paid through capitalization of additional paid-in capital of ThCh$98,208,861 (historical), monetarily corrected as of March 31, 1998. At December 31, 1999 there was a balance of ThCh$117,360 (historical), equivalent to 1,740,210 shares, yet to be subscribed and paid in. In 2000 those shares were subscribed and ThCh$1,131,589 (historical) was paid in for them.

     The Tenth Extraordinary Meeting of Shareholders held on April 24, 2001 agreed to increase the capital of the Company from ThCh$201,222,599 to ThCh$202,260,743, capitalizing share premiums amounting to ThCh$1,037,107 (historical) monetarily corrected at March 31, 2001.

     c. Income distribution policy

     In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the General Shareholders' Meeting decides otherwise by a unanimous vote of the issued shares.

     d. Reserve for technical revaluation of property, plant and equipment

     This reserve corresponds to D&S's share in technical revaluations made by subsidiaries in prior years.

     e. Other reserves

     The decrease of this reserve in 1999 results from the sale of the investment in Supermercados Ekono S.A. (Argentina) to Disco S.A..

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

14. INCOME TAXES

     a. The detail of accrued income taxes is as follows:

                                                                  At December 31,
                                                         -----------------------------------
                                                               2000             2001
                                                         --------------  -------------------
                                                               ThCh$            ThCh$

First category income taxes                                 (3,017,832)      (5,667,087)
Less:
   Estimated monthly payments                                2,686,238        3,145,569
   Personnel training credit and
      Real estate tax credit                                   629,966          819,453
   Refund due to carryback of net tax losses                 1,021,906          756,835
   Arica Law tax credit                                        574,619           69,247
                                                         --------------  -------------------

Net income taxes refundable (payable)                        1,894,897         (875,983)   (1)
                                                         ==============  ===================

---------
(1)  This amounts included in other current liabilities.

     At December 31, 2001, the Company has no retained taxable income and its principal subsidiaries have retained taxable income of approximately ThCh$69,900,000 which are entitled to a credit for first category tax that will be allocated to the shareholders when dividends are distributed. Certain subsidiaries have net operating losses for tax purposes totalling ThCh$4,700,000 as of December 1, 2001.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     b.1 Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

                                             Balance, December 31, 2000                    Balance, December 31, 2001
                                        ----------------------------------------    ----------------------------------------
                                        Deferred assets     Deferred Liabilities    Deferred assets     Deferred Liabilities
                                        ---------------     --------------------    ---------------     --------------------
                                       Short-     Long-       Short-   Long-        Short-    Long-     Short-     Long-
                                       term       term        term     term         term      term      term       term
                                       ----       ----        ----     ----         ----      ----      ----       ----
Temporary difference                    M$         M$          M$       M$           M$        M$        M$         M$

Allowance for uncollectible accounts  446,442                                       353,472
Vacations accrual                     245,291                                       312,189
Leased assets                                      31,372              436,716                                     324,208
Depreciation of property, plant and
  equipment                                                          1,920,832                                   2,453,221
Severance indemnity                    50,206     307,329                            47,835   395,775
Obsolescence allowance on inventory   185,506
Sundry provisions                      19,777                                        15,516
Capitalized financial cost                                             977,148                                   1,334,287
Deferred charges                                                     1,665,196                                   1,540,210
Tax loss                                        1,168,863                          108,494   677,857
                                      -------  ----------   ------  ----------     --------  ---------   ------  ----------

Total deferred taxes                  947,222   1,507,564            4,999,892      837,506  1,073,632           5,651,926

Complementary accounts balance       (511,023) (1,227,224)          (3,891,123)    (148,926)  (611,162)         (3,206,419)
                                      -------  ----------   ------  ----------     --------  ---------   ------  ----------

Net balances per balance sheet        436,199     280,340(1)         1,108,769(1)   688,580    462,470(1)        2,445,507(1)
                                      =======  ==========   ======  ==========     ========  =========   ======  ==========

---------
(1) Long-term deferred tax liabilities are presented net of long-term deferred tax assets under other long-term liabilities.

     The complementary accounts represent the effect of temporary differences accumulated prior to January 1, 2000. This balance is amortized over the estimated period the differences will reverse.

     b. The credit (charge) to income for income taxes is as follows:

                                                                            For the year ended December 31,
                                                             ---------------------------------------------------------------
                                                                    1999                  2000                  2001
                                                             --------------------  --------------------  -------------------
                                                                    ThCh$                 ThCh$                ThCh$

Current tax expense
For the year                                                    (2,312,366)           (3,017,832)           (5,667,087)
Prior year adjustment                                                   --                    --              (747,392)
Deferred taxes
Change in deferred taxes                                                                (905,459)           (1,195,682)
Effect of amortization of complementary accounts
  of assets and liabilities due to deferred taxes                                        513,230               293,455
                                                             --------------------  --------------------  -------------------

Total charge to results                                         (2,312,366)           (3,410,061)           (7,316,706)
                                                             ====================  ====================  ===================

      In 1999 the Company did not record deferred taxes.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

15. FOREIGN CURRENCIES

     Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

                                                                At December 31,
                                                    ----------------------------------------
                                                           2000                2001
                                                    --------------------   -----------------
ASSETS                                                     ThCh$               ThCh$

Current assets                                                 5,802               5,867
Long-term assets                                          53,228,984          58,931,100
                                                    --------------------   -----------------

Total assets                                              53,234,786          58,936,967
                                                    --------------------   -----------------

LIABILITIES
Current liabilities                                        7,188,766          13,969,554
Long-term liabilities                                         21,529                  --
                                                    --------------------   -----------------

Total liabilities                                          7,210,295          13,969,554
                                                    --------------------   -----------------

Net asset position                                        46,024,491          44,967,413
                                                    ====================   =================

16.  PRICE-LEVEL RESTATEMENT

     Price-level restatement (monetary correction), described in Note 2d, credited (charged) to income is as follows:

                                                                   For the year ended December 31,
                                                       --------------------------------------------------------
                                                              1999              2000               2001
                                                       ----------------  ------------------  ------------------
                                                             ThCh$              ThCh$             ThCh$

Property, plant and equipment - net                        10,124,034         17,752,087        13,200,755
Non-monetary liabilities - net of assets                      164,781            275,882           248,203
Shareholders' equity                                       (6,504,664)       (10,503,039)       (7,572,494)
Indexation and exchange differences                        (4,785,159)        (5,647,319)          770,009
Income statement amounts                                     (524,632)        (1,232,914)       (1,109,765)
                                                       ----------------  ------------------  ------------------

Gain (loss) from changes in the purchasing
   power of the Chilean peso                               (1,525,640)           644,697         5,536,708
                                                       ================  ==================  ==================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

17.  DIRECTORS' REMUNERATION

     The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:


                                                                            For the year ended December 31,
                                                                --------------------------------------------------------
                                                                      1999               2000               2001
                                                                ------------------ ------------------ ------------------
                                                                      ThCh$              ThCh$              ThCh$


Attendance fees                                                       129,370            122,371            249,775
                                                                ================== ================== ==================

     The following amounts were also paid to the Directors for activities not related to their positions as Directors:


                                                                            For the year ended December 31,
                                                                --------------------------------------------------------
                                                                       1999               2000              2001
                                                                ------------------ -------------------- ----------------
                                                                      ThCh$              ThCh$              ThCh$

Compensation                                                           54,314             54,363             52,728
                                                                ================== ==================== ================

18.  NON-OPERATING INCOME AND EXPENSES

     Non-operating income for each year is summarized as follows:


                                                                            For the year ended December 31,
                                                                 -------------------------------------------------------
                                                                       1999               2000              2001
                                                                 ----------------- ------------------ ------------------
                                                                       ThCh$             ThCh$              ThCh$

Interest income                                                         891,268           806,345            972,268
Amortization of negative goodwill                                       332,565           332,565            337,770
Refund due to carryback of net tax losses (1)                                --           756,835                 --
Other                                                                   205,774           570,879            240,738
                                                                 ----------------- ------------------ ------------------

Totals                                                                1,429,607         2,466,624          1,550,776
                                                                 ================= ================== ==================

(1)  See Note 24 a.2.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     Non-operating expense for each year is summarized as follows:

                                                                                Year ended December 31,
                                                                --------------------------------------------------------
                                                                      1999              2000                2001
                                                                ----------------- ------------------ -------------------
                                                                     ThCh$              ThCh$              ThCh$

Financial expense                                                    19,324,500       15,123,235          12,282,417
Amortization of goodwill                                              1,181,903          736,757             756,977
Minority interest                                                        35,788          100,797             163,967
Loss on sale of subsidiary                                           13,355,341
Other                                                                 2,089,485        1,049,858           1,624,046
                                                                ----------------- ------------------ -------------------

Totals                                                               35,987,017       17,010,647          14,827,407
                                                                ================= ================== ===================

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

19.  TRANSACTIONS WITH RELATED PARTIES

     a. Related companies - The Company has transactions with its direct and indirect affiliates and with companies that are under common ownership or management. Balances due from and due to these companies are shown on the balance sheets.

     b. Accounts receivable and payable - The detail of accounts receivable and payable is the following:


                                                                                    At December 31,
                                                                --------------------------------------------------------
                                                                         Receivable                   Payable
                                                                     2000          2001         2000          2001
                                                                -------------- ------------ ------------- --------------
                                                                    ThCh$         ThCh$         ThCh$        ThCh$

Short-term:
Servicios Profesionales y de
  Comercializacion S.A                                     (1)           --            --     1,193,317    4,690,205
Intersuper Argentina S.A.                                                --            --        14,716       14,715
Aquapuro S.A.                                                        60,672        58,847            --           --
Inversiones Solpacific S.A.                                              --       107,025            --           --
Inmobiliaria Mall Calama S.A.                                            --       854,473            --           --
                                                                -------------- ------------ ------------- --------------

Totals                                                               60,672     1,020,345     1,208,033    4,704,920
                                                                ============== ============ ============= ==============

-----------------------
(1) The balance payable is owed to a shareholder, bears interest at 5.5% a year on UF denominated principal.

     Other balances receivable and payable are not subject to interest or indexation.

     c. Transactions - The principal transactions with related companies are summarized as follows:


                                                  Transaction                                    Loss
                                  --------------------------------------------  ---------------------------------------
                                       1999           2000          2001            1999         2000         2001
                                  --------------------------------------------  ---------------------------------------
                                       ThCh$         ThCh$         ThCh$            ThCh$        ThCh$       ThCh$

Interest and indexation on
   current account                      30,819        319,623       337,525          (30,819)    (319,623)    (337,525)
Purchase of merchandise              7,032,117      6,813,227     8,439,733               --           --           --


               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

20.  SEVERANCE INDEMNITIES

     The Company records an accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using an 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

     The accrual amounts to ThCh$2,019,569 in 2000 and ThCh$2,408,293 in 2001, and is included as Accruals under long-term liabilities.

     An additional accrual has been established to recognized the employees' turnover rate, adjusting the current portion of the accrual for severance indemnities. This additional accrual amounts to ThCh$364,007 in 2000 and ThCh$498,963 in 2001, and is included as part of Accruals and Withholdings under current liabilities.

21.  CONTINGENCIES AND COMMITMENTS

     a.   Direct commitments

          1. The Company has constituted mortgages in favor of a bank, on land with a book value of ThCh$68,775,552. At December 31, 2001 the outstanding debt totals ThCh$77,959,778.

          2. The Company has commitments arising from imports of inventory and plant and equipment under bank letters of credit amounting to ThCh$4,832,091.

     b.   Indirect commitments

     The Company has no indirect commitments.

     c.   Management restrictions and financial covenants:

     In accordance with long-term loan contracts with domestic banks, the Company must comply with certain financial covenants. At December 31, 2001 the Company is in compliance with these covenants.

     d.   Lawsuits

     At December 31, 2001 the Company and its subsidiaries have lawsuits filed against it which are related to its normal business activity. According to the Company's legal advisors, they do not present a risk of significant loss.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

22.  SUPPLEMENTARY CASH FLOW INFORMATION


                                                                           For the year ended December 31,
                                                              ----------------------------------------------------------
                                                                        1999               2000                2001
                                                              ----------------------------------------------------------
                                                                        ThCh$               ThCh$              ThCh$

Interest collected                                                       610,392             464,089           603,599
                                                              ===================== ==================== ===============

Interest paid                                                         18,154,795          14,258,082        11,899,121
                                                              ===================== ==================== ===============

Income taxes paid                                                      2,312,366           3,017,832           838,559
                                                              ===================== ==================== ===============

Property, plant and equipment acquired by
   assuming directly related debt                                      5,668,118           2,929,335         5,745,152
                                                              ===================== ==================== ===============

23.  SUBSEQUENT EVENTS

     At a shareholders' meeting held on May 23, 2002, the shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. In accordance with the shareholders' meeting the capital was increased from Ch$208,528,749,431 represented by 1,380 million no-par value common shares to Ch$372,151,249,431 represented by 1,630 million common shares. The Company plan to issue these shares within the next three years. The size, timing or pricing of any offering of common stock has not been determined. However, pricing of any future offering will likely be based on then-current market value. The Board of Directors may determine, without further approval by the shareholders, the timing and the terms and conditions of any such offering.

     From January 1, 2002 and the date of the issuance these financial statements, no other subsequent events have occurred that might affect the balances or the interpretation of these financial statements.

24. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Accounting principles generally accepted in Chile ("Chilean GAAP") vary in certain important aspects from those generally accepted in the United States of America ("US GAAP"). Such differences involve certain methods for measuring the amounts included in the financial statements as well as the required disclosures and classifications.

     a. Difference in Measurement Methods - The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under accounting principles generally accepted in the United States of America are as follows:

     a.1. Inflation Accounting - The cumulative inflation rate in Chile as measured by the Consumer Price index for the three-year period ended December 31, 2001 is 10.4%.

     Chilean GAAP require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES entities. The method, described in Note 2c, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

     The inclusion of price-level adjustments (monetary correction) in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. Accordingly, the effect of price-level restatement is not eliminated in the reconciliation to US GAAP.

     a.2. Income Tax - Until 1999, under Chilean GAAP, no accounting recognition was given to carryforward tax losses until they are realized by reducing future taxable income. Also, deferred tax liabilities resulting from timing differences between tax and book income are not recorded, to the extent that they are offset by the carryforward tax losses. Deferred tax assets are not recorded, unless they represent an effective prepayment of tax.

     Starting on January 1, 2000, the Company and its subsidiaries record all the deferred taxes arising from temporary differences, tax losses and other events that create differences between the book and tax basis of assets and liabilities in conformity with Technical Bulletin No 60 issued by the Chilean Institute of Accountants and its complements. The provisions of Technical Bulletin No. 60 are applicable only to temporary differences, tax benefits from tax losses, and other events that create differences between the book basis and the tax basis of assets and liabilities, originating from January 1, 2000. Therefore this accounting change did not have an accumulated effect at the beginning of the year.

     According to Technical Bulletin No. 71 of the Chilean Institute of Accountants, starting 2001, deferred taxes will be accounted for, applying the income tax rate of the year the difference originating it will reverse.

     Under US GAAP, temporary differences between the book and tax value of assets and liabilities give rise to deferred tax assets or liabilities. Also, a deferred tax asset should be recorded for carryforward tax losses. Deferred tax asset should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of this difference is shown in the reconciliations below.

     As a result of the merger of Maquinsa S.A. (formerly Fullmarket S.A.) with Maquinarias, Equipos e Instalaciones S.A., a part of the former's carryforward tax losses have been applied against taxes paid in prior years by the latter, resulting in a gain of ThCh$756,835 in 2000. This gain is included in other non-operating income under Chilean GAAP. Under US GAAP, the amount had already been recorded as part of the deferred tax assets in prior years. The effect of this difference is shown in the reconciliations below.

     a.3. Mandatory Dividend - As required by Law No. 18,046 and unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for US GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. The effect on equity is shown in the reconciliation below.

     a.4. Marketable Securities - Under US GAAP, investments other than those accounted for under the equity method are required to be accounted for under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". This standard requires investments to be accounted for as follows: (1)

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES held-to-maturity securities, which are defined as debt securities that a company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) available for sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity.

     Under Chilean GAAP, the Company presents marketable equity securities at the lower of cost plus price-level restatement or market. Under US GAAP, these investment would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders' equity. The effect of this difference is not material.

     a.5. Revaluation of Property, Plant and Equipment - As mentioned in Note 2h, certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the year, is shown in the reconciliations below.

     a.6. Business Combination - In accordance with Chilean GAAP, business combinations with companies under common control are accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding 20 years. Under U.S. GAAP, business combinations involving companies under common control are recorded at historical cost in a manner similar to a pooling of interests and accordingly, no goodwill is recorded. Pursuant to the incorporation of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A. the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company's capital. Under US GAAP such negative goodwill would be reversed.

     In addition, under U.S. GAAP, business combinations involving companies which are not under common control are recorded at purchase cost with assets and liabilities acquired stated at their respective fair market values. To the extent that the purchase price exceeds the fair market value of the net assets acquired, the remainder is designated as goodwill to be amortized over a period not greater than 40 years, based on the expected period of future benefit. If an excess of acquired net assets over cost arises, the excess should be allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investment in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) should be classified as a deferred credit and amortized systematically to income over the period estimated to be benefitted, but not in excess of 40 years.

     Pursuant to the acquisition of Maquinsa S.A. (formerly Fullmarket S.A.) in 1996, the Company recorded all assets acquired and liabilities assumed on the acquisition date at their respective net book values in the books of the acquired company in accordance with Chilean GAAP. Under U.S. GAAP, the Company would record all assets acquired and liabilities assumed, including deferred taxes, at their fair value on the date of acquisition. Therefore, goodwill recorded under Chilean GAAP would be reduced in an amount equal to the difference between the book value and the fair market value of the net assets acquired. Furthermore, as a result of the reduction in goodwill, amortization of goodwill would be reduced in periods subsequent to the acquisition under U.S. GAAP.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     Pursuant to the acquisition of Supermercados Ekono S.A. (Argentina) in 1996, the Company recorded all assets acquired and liabilities assumed on the acquisition date at the net book value as recorded in such subsidiary's books in accordance with Chilean GAAP. The Company had previously held a 49.99% non-controlling interest in Supermercados Ekono S.A. accounted for under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company's shareholder, Servicios Profesionales y de Comercializacion S.A. for ThCh$9,357,556 which resulted in a gain of ThCh$205,472. Under Chilean GAAP, these transactions would be treated separately and the Company would only include the investment in and results of operations of Supermercados Ekono S.A. (Argentina) in its financial statements during the period of its ownership. Under U.S. GAAP, the sale and subsequent repurchase of the 49.99% interest from the shareholders would be treated as capital transactions and the financial statements of the Company would include the investment in and results of operations of Supermercados Ekono S.A. (Argentina) for all periods presented. Additionally, the purchase of the additional 50.0% interest in Supermercados Ekono S.A. (Argentina) from an unrelated company would be accounted for under the purchase method of accounting under both Chilean and U.S. GAAP similar to the accounting method for the acquisition of Maquinsa S.A. (formerly Fullmarket S.A.) described above. In December 1999, the Company sold its 99.99% interest in Supermercados Ekono S.A. (Argentina).

     The effects of recording the acquisitions of the Argentine subsidiary and Maquinsa S.A. (formerly Fullmarket S.A.), and the subsequent sale of Supermercados Ekono S.A. (Argentina) under U.S. GAAP are shown in the reconciliations below.

     As mentioned in note 9 to the financial statements on April 2001, 50% of the outstanding shares of Sociedad Alimentos y Servicios Ltda. and Inversiones Solpacific S.A. were purchased through the subsidiary companies Administradora de Conceciones Comersiales de Supermercados S.A. and Administradora de Concesiones de Hipermercados S.A. respectively. The acquisition represents a non-controlling interest in the underlying companies pursuant to these acquisitions the Company recorded all assets acquired and liabilities assumed on the acquisition date at the net book value as recorded in such subsidiary's books in accordance with Chilean GAAP. Under U.S. GAAP, the Company would record all assets acquired and liabilities assumed, including deferred taxes, at their fair value on the date of acquisition. Therefore, goodwill recorded under Chilean GAAP would be reduced in an amount equal to the difference between the book value and the fair market value of the net assets acquired. Furthermore, as a result of the reduction in goodwill, amortization of goodwill would be reduced in periods subsequent to the acquisition under U.S. GAAP. The effect of the difference between the book value and the fair value of the net assets acquired is not material.

     a.7. Severance Indemnities - In accordance with Chilean GAAP, prior-service costs that arose when the Company started recording a severance indemnity liability in 1995, were charged to income in that year. Under US GAAP such prior-service costs would have been recorded as a deferred asset and charged to income using the straight-line method over the estimated average remaining service period of the employees. The effects of conforming with US GAAP are shown in the reconciliations below.

     a.8. Classification of amortization of goodwill - Under Chilean GAAP, the amortization of goodwill is classified as non-operating expense. Under US GAAP, such amortization is classified as operating expense. The effect of the difference in classification is shown in the reconciliations below.

     a.9. Effect of Conforming to US GAAP - The adjustments required to conform reported net income to US GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

December 31, 2001
     purchasing power and thousands of US dollars):


                                                                               Year ended December 31,
                                                              ----------------------------------------------------------
                                                                   1999          2000          2001          2001
                                                              ---------------------------------------------------------
                                                   Paragraph      ThCh$         ThCh$          ThCh$         ThUS$
                                                                                                           Unaudited
                                                                                                           (note 2x)

Net income, in accordance with Chilean GAAP                      (9,325,616)   29,600,390     39,365,276       60,119
Reversal of depreciation of the technical
   revaluation of property, plant and equipment       a.5            27,835        27,835         27,835           43
Adjustment for deferred taxes                         a.2         2,587,501      (839,798)      (300,255)        (459)
Reversal of tax refund already recognized in
   prior years as deferred taxes                      a.2                        (756,835)
Amortization of deferred asset for
   prior-service cost                                 a.7           (21,932)      (21,932)       (21,932)         (33)
Reversal of amortization of negative goodwill         a.6          (332,565)     (332,565)      (332,565)        (508)
Adjustment to depreciation and amortization
   And monetary correction for fair value
   adjustment of acquired subsidiaries                a.6           775,925       382,835        382,835          585
Adjustment to net loss of Supermercados
   Ekono S.A. (Argentina)                                        (1,227,740)
                                                              --------------- -------------- ------------- ------------

Net income, in accordance with US GAAP                           (7,516,592)   28,059,930     39,121,194       59,746
                                                              =============== ============== ============= ============

     Consolidated operating income in accordance with US GAAP is ThCh$28,663,822 in 1999 ThCh$46,505,585 in 2000 and ThCh$54,002,698 in
     2001.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     The adjustments to reported net equity required to conform to US GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2001 purchasing power and thousands of US dollars):


                                                                                    December 31,
                                                             ----------------------------------------------------------
                                                                  1999           2000           2001          2001
                                                             ----------------------------------------------------------
                                                   Paragraph      ThCh$         ThCh$          ThCh$         ThUS$
                                                                                                           Unaudited
                                                                                                           (note 2x)
Net equity, in accordance with Chilean
   GAAP                                                        239,342,355    258,489,042    282,474,592       431,397
Reversal of the technical revaluation
   of property, plant and equipment                   a.5       (1,800,842)    (1,800,842)    (1,800,842)       (2,750)
Reversal of the accumulated depreciation
   of the technical revaluation of property,
   plant and equipment                                a.5          539,470        567,305        595,140           909
Adjustment for deferred taxes                         a.2       (1,236,360)    (2,832,992)    (3,133,247)       (4,785)
Reversal of severance indemnity prior service
   cost                                               a.7          657,979        657,979        657,979         1,005
Amortization of deferred asset for
   prior-service cost                                 a.7         (109,663)      (131,596)      (153,528)         (234)
Mandatory dividend required by law (30%
   of net income less interim dividends paid)         a.3                      (3,086,557)    (7,996,140)      (12,212)
Reversal of negative goodwill                         a.6        3,325,647      3,325,647      3,325,647         5,079
Reversal of amortization of negative goodwill         a.6       (1,354,558)    (1,687,122)    (2,019,687)       (3,084)
Reduction of goodwill for fair value valuation
   of acquired companies                              a.6         (601,159)      (601,159)      (601,159)         (918)
Increase in deferred tax assets of acquired
   subsidiaries at the date of purchase               a.6          601,159        601,159        601,159           918
Adjustment to depreciation, amortization and
   monetary correction for fair value
   adjustment of acquired companies                   a.6          940,090      1,322,924      1,705,759         2,605
Dividend paid in connection with the purchase
   of Supermercados Ekono S.A. (Argentina) from
   controlling shareholder                            a.6       (1,298,404)    (1,298,404)    (1,298,404)       (1,983)
Adjustment to net loss on sale of
   Supermercados Ekono S.A. (Argentina)               a.6       (1,227,741)    (1,227,741)    (1,227,741)       (1,875)
                                                             --------------- -------------- --------------- -----------

Net equity, in accordance with US GAAP                         237,777,973    252,297,643    271,129,528       414,071
                                                             =============== ============== =============== ===========

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     The changes in net equity accounts determined under US GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2001 purchasing power):


Balance at December 31, 1998........................................................................      253,222,846
Dividends paid......................................................................................       (6,200,200)
Reversal of cumulative translation adjustment
   and other adjustments to net equity in prior years
   due to the sale of Supermercados Ekono S.A. (Argentina)..........................................       (1,728,081)
Net income for the year.............................................................................       (7,516,592)
                                                                                                     -------------------

Balance at December 31, 1999........................................................................      237,777,973
Dividends paid......................................................................................      (11,645,663)
Mandatory dividend required by law..................................................................       (3,087,563)
Capital paid in.....................................................................................          123,709
Additional paid-in capital..........................................................................        1,069,257
Net income for the year.............................................................................       28,059,930
                                                                                                     -------------------

Balance at December 31, 2000........................................................................      252,297,643
Dividends paid......................................................................................       (4,909,583)
Mandatory dividend required by law..................................................................      (15,379,726)
Net income for the year.............................................................................       39,121,194
                                                                                                     -------------------

Balance at December 31, 2001........................................................................      271,129,528
                                                                                                     ===================


     b. Additional Disclosure Requirements

     b.1. Employee Benefits - Employee benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. The Company has no responsibility as an employer for payments under these plans, other than withholding amounts from employees' salaries. Neither does the Company have obligations for postemployment or postretirement benefits to its employees.

     b.2. Earnings Per Share - The following disclosure of earnings per share information is not required under Chilean GAAP, but is required by US
     GAAP:

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES


                                                                       For the year ended December 31,
                                                       -----------------------------------------------------------------
                                                            1999            2000            2001            2001
                                                             Ch$             Ch$            Ch$              US$
                                                                                                          Unaudited
                                                                                                          (note 2x)

Basic earnings per share under
   Chilean GAAP                                                 (6.76)           21.47          28.53           0.04
                                                       ================== =============== ============== ===============

Primary earnings per share under US GAAP                        (5.45)           20.34          28.35           0.04
                                                       ================== =============== ============== ===============

Weighted average number of total common
  shares outstanding (in thousands of shares)                1,378,260       1,380,000      1,380,000      1,380,000
                                                       ================== =============== ============== ===============

     The earnings per share data shown above are determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of common shares outstanding.

     The Company only has common shares outstanding. There are no other securities outstanding that would require the calculation of diluted earnings per share.

     b.3. Reporting Comprehensive Income

     U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from nonowners sources.


                                                                           For the year ended December 31,
                                                              ----------------------------------------------------------
                                                                     1999                2000               2001
                                                                     ThCh$              ThCh$              ThCh$

Net income (loss) under US GAAP                                    (7,516,592)         28,059,930         39,121,194
Other comprehensive income:
Increase (decrease) in cumulative translations
   adjustment of foreign subsidiary                                  (557,666)                 --                --
                                                              ------------------- -------------------- -----------------

Comprehensive income (loss) for the year                           (8,074,258)         28,059,930         39,121,194
                                                              =================== ==================== =================


               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     b.4. Income Taxes - The consolidated provision for income taxes charged to income is as follows:


                                                                           For the year ended December 31,
                                                               ---------------------------------------------------------
                                                                       1999               2000              2001
                                                                      ThCh$               ThCh$             ThCh$

Charge for the year under Chilean GAAP                                2,312,366            3,410,061         7,316,706
Deferred income tax expense                                          (2,587,502)           1,596,632           300,255
                                                               --------------------- ------------------- ---------------

Credit (charge) for the year under U.S. GAAP                           (275,136)           5,006,693         7,616,961
                                                               ===================== =================== ===============

      The consolidated USGAAP deferred tax liability is summarized as follows:

                                                                                   At December 31,
                                                              ----------------------------------------------------------
                                                                     1999               2000                2001
                                                                    ThCh$               ThCh$              ThCh$

Property, plant and equipment                                      (4,496,794)        (3,303,324)         (4,111,716)
Allowance for notes and accounts receivable                           470,637            446,442             353,472
Inventory                                                             344,953            185,506
Accruals                                                              652,453            543,646             685,558
Deferred charges                                                      (43,351)        (1,665,196)         (1,540,210)
Tax loss carryforward                                               2,436,901          1,168,863             786,351
                                                              ------------------ -------------------- ------------------

Net deferred tax liability                                           (635,201)        (2,624,063)         (3,826,545)
                                                              ================== ==================== ==================

      The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable 15% Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

                                                                               Year ended December 31,
                                                               ---------------------------------------------------------
                                                                          1999               2000              2001
                                                                         ThCh$               ThCh$             ThCh$

At statutory Chilean tax rate                                        (1,168,888)           4,959,994         7,010,723
Effect of enacted change in tax rate                                                                           190,262
Decrease in tax loss carry forward of
   Argentine subsidiary sold in 1999                                    849,592
Other                                                                    44,160               46,699           415,976
                                                               --------------------- ------------------- ---------------

Effective tax                                                          (275,136)           5,006,693         7,616,961
                                                               ===================== =================== ===============

     b.5. Estimated Fair Value of Financial Instruments - US GAAP requires disclosure of the fair value of financial instruments owned by the Company and its subsidiaries, other than investments in related

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES companies that are accounted for under the equity method of accounting. The estimated fair value of such financial instruments approximates their carrying amount. The estimated fair values are based on the following methods and assumptions:

     o Time deposits - The fair value of time deposits is estimated using interest rates currently offered for deposits of similar remaining maturities, which approximate the actual rates obtained by the Company.

     o Marketable securities and repurchase agreements - The fair value of investment in mutual funds is equivalent to the carrying amount, which is based on the net asset value per unit.

     o Notes and accounts receivable and payable - The carrying amount, notes and accounts receivable and payable approximate fair value because of the short maturity of these instruments.

     o Long-term debt - The fair value of the Company's long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities, which approximate the average rate currently paid by the Company.

     o Short-term debt - Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value.

     b.6. Lease Commitments

     The Company and its subsidiaries lease eight of their retail outlets and five of their warehouses under rental agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1% to 3% with guaranteed minimum rentals. Minimum future rentals are as follows:


                                                                                                            ThCh$

2002.................................................................................................      1,342,729
2003.................................................................................................      1,016,583
2004.................................................................................................        936,148
2005.................................................................................................        922,553
2006.................................................................................................        889,182
2007.................................................................................................        855,811
Thereafter...........................................................................................      8,887,243
                                                                                                      ------------------

Total................................................................................................     14,850,249
                                                                                                      ==================

     Consolidated rental expense is ThCh$1,390,182, ThCh$1,411,607 and ThCh$1,820,372 for the years ended December 31, 1999, 2000 and 2001, respectively.

     b.7. Concentrations of Credit Risk

     Financial instruments which potentially subject the Company and its subsidiaries to significant concentrations of credit risk consist principally of cash investments.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

      b.8. Segment Information

      Foreign and domestic operations under US GAAP are summarized as follows:


                                               Foreign                                       Domestic
                             --------------------------------------------  ---------------------------------------------
                                              Argentina                                       Chile
                             --------------------------------------------  ---------------------------------------------
                                  1999          2000          2001              1999           2000          2001
                                 ThCh$         ThCh$          ThCh$             ThCh$         ThCh$          ThCh$

Net revenue                     94,923,642                                    781,926,456    827,361,431   912,922,011
Operating income (loss)        (10,190,794)                                    39,260,592     46,909,777    54,421,905
Identifiable assets                                                           599,607,756    592,430,384   656,879,310


     The Company's domestic operations are organized under three established store formats with distinct attributes, allowing it to segment the market and target growth areas with the preferred format for the local market conditions. The multiple formats provide the flexibility to match each store site with the format best suited to the surrounding area.

     The Company's three store formats have been aggregated into two reportable segments (supermarket format and hypermarket format) since the long-term financial performance of these reportable segments is affected by similar economic conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its operating segments based on gross profit of the respective busines units.

     Summarised financial information concerning the domestic reportable segments of the Company and its subsidiaries is shown in the following table. The "Other" column includes corporate related items, results of insignificant operations and, as it relates to segment gross profit, income and expense not allocated to reportable segments:


                                                   Hypermarket        Supermarket
                                                     format             format             Other             Total
                                                      ThCh$             ThCh$              ThCh$             ThCh$

1999:
Revenues                                          454,676,100        306,850,004        20,400,352        781,926,456
Segment gross profit                               70,737,179         75,061,645        18,050,274        163,849,098

2000:
Revenues                                          504,489,626        299,960,026        22,911,779        827,361,431
Segment gross profit                               86,250,852         74,077,428        19,710,361        180,038,641

2001:
Revenues                                          642,448,866        249,907,531        30,565,614        912,922,011
Segment gross profit                              119,249,664         56,044,927        30,217,734        205,512,325


     Supermarkets

     Within the different store divisions, the Company organize Ekono and Almac jointly as a supermarket segment. The stores included within the supermarket segment are characterized by traditional neighborhood supermarkets (average selling area of 2,000 m2) providing a pleasant, friendly atmosphere and personalized attention, with an emphasis on food. These stores offer a broad assortment of quality

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES perishables and groceries. Additionally, a variety of prepared dishes is available in those stores located in higher income areas.

     Hypermarkets

     The Company manage Lider, Lider Vecino and Lider Mercado jointly within the hypermarket division. The hypermarket, which was modeled after European predecessors, is characterized by selling spaces of between 6,000 and 13,000 square meters offering, in addition to traditional food items, non-food items such as home appliances, electronics, hardware, sports, toys, textiles and articles for the home.

     Other - This amount is mainly composed by credit card operation and rental revenue.

     b.9. Advertising Costs

     The Company expenses advertising costs as the corresponding services are performed. Consolidated advertising costs for the years ended December 31, 1999, 2000 and 2001 are ThCh$10,975,060, ThCh$9,675,276 and
     ThCh$11,257,978, respectively.

     b.10 Recent Accounting Pronouncements - As required by US GAAP, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging
     Activities, as amended by SFAS No. 138, as from January 1, 2001.
     This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. Adoption of this standard did not have a significant effect.

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Group will be required to adopt SFAS 143 beginning January 1, 2002. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

     SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"), was issued in June 2001 - SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset. The Group will be required to adopt SFAS 143 on July 1, 2002. Management believes that the effect of implementing this pronouncement will not have a material impact on its financial statements.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

     SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), was issued in August 2001 - SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121") and the accounting and reporting provisions of Accounting Principles Board Opinion 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of business. SFAS 144 applies to all long-lived assets, including discontinued operations, and requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company will be required to adopt SFAS 144 on July 1, 2002. Management believes that the effect of implementing this pronouncement will not have a material impact on the Company's financial statements.

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

     In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishments of Debt," which required that all gains and losses from extinguishments of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishments of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's results of operations or financial condition.

     In determining US GAAP consolidated amounts at December 31, 2001, the Company has implemented all other SFAS that have been issued as of that date and are applicable to its operations.


                                 * * * * * *

                                                                   Exhibit 8.1


                        Subsidiaries of the Registrant


                                                                                             Jurisdiction of
                                                                                             Incorporation or
                Company Name                        Effective Ownership Percentage             Organization
------------------------------------------------ ------------------------------------- -----------------------------

Administradora de Concesiones Comerciales de                    99.50%                            Chile
Hipermercados S.A...........................

Administradora de Concesiones Comerciales de
Supermercados S.A...........................                    99.17%                            Chile

SAITEC S.A..................................                    99.96%                            Chile

Maquinsa S.A................................                   100.00%                            Chile


                                                                  Exhibit 10.2

                            MINUTES OF THE ELEVENTH

                      EXTRAORDINARY SHAREHOLDERS' MEETING

                      OF DISTRIBUCION Y SERVICIO D&S S.A.

In Santiago, Chile, on May 23, 2002 at 11:15 hours, at the company's premises located at Avenida Eduardo Frei Montalva No. 8301, Municipality of Quilicura, Santiago, a extraordinary meeting of the shareholders of Distribucion y Servicio D&S S.A., hereinafter also called the "Company", was held.

The meeting was held in the presence of the Santiago Notary Public, Ms. Maria Loreto Zaldivar Grass, acting for the Regular Notary of the Eighteenth Santiago Notary, Mr. Patricio Zaldivar Mackenna.

In view of the fact that the President of the Company, Mr. Felipe Ibanez Scott, was away from the country, the meeting was chaired by the Vice President of the Company, Mr. Hans Eben Oyanedel. It was unanimously agreed by the shares present or by proxy that Mr. Ricardo Mendoza Vivanco act as secretary of the meeting (Agreement No. 1). Also present were the general manager of the Company, Mr. Nicolas Ibanez Scott, and the administration and finance manager, Mr. Miguel Nunez Sfeir.

The following issues were dealt with and agreed at the meeting.

I.   BEGINNING OF THE MEETING

Mr. Hans Eben Oyanedel welcomed shareholders and other attendees to the meeting. He also requested that the presence of the Public Notary be noted on the record.

II.  PRESIDENT, SECRETARY AND VOTING

Mr. Hans Eben Oyanedel explained that the President of the Company, Mr. Felipe Ibanez Scott, was absent because he was currently away from the country, and that, in his capacity as Vice President of the Company he would chair the meeting himself. Further, it was agreed that Mr. Ricardo Mendoza Vivanco would act as secretary of the meeting.

At Mr. Hans Eben Oyanedel's suggestion, it was unanimously agreed by the shares present in person or by proxy that all voting be by acclamation (Agreement No. 2).

Mr. Hans Eben Oyanedel gave the floor to the secretary of the meeting, Mr. Ricardo Mendoza Vivanco, in order for the latter to inform about the formalities of participation, quorum, induction, powers-of-attorney, summons to and notices of meetings.

III. PARTICIPATION, QUORUM AND INDUCTION OF THE MEETING

The secretary of the meeting, Mr. Ricardo Mendoza Vivanco, made reference to the following facts and features of the meeting:

a) That pursuant to the provisions in article 104 of the Corporations Act No. 18,046 Enabling Regulations, and as set forth in the notice of the meeting, shareholders registered in the books of record by May 15, 2002 until 24:00 hours are entitled to participate.

b) That by the end of May 15, 2002, 1,380 million shares of the company had been issued.

c) That after verifying the signatures of those attending the meeting and the powers-of-attorney received until the day and time thereof, shareholders and shareholder agents representing a total of

     1,312,342,590 shares were in attendance, equivalent to 95.097% of the Company's shareholders, which is more than the absolute majority of the 1,380 million capital shares issued.

Given that, as already mentioned, there were more than sufficient shares represented to form a quorum for holding an extraordinary shareholders' meeting on a first call, Mr. Hans Eben Oyanedel called the meeting to order.

IV.  QUALIFICATION OF POWERS-OF-ATTORNEY

Mr. Ricardo Mendoza Vivanco continued with his presentation, and requested that the following be set on record: that after reviewing the powers-of-attorney granted by the shareholders who did not attend the meeting in person but did so by proxy, powers-of-attorney representing 70,265 shares were found to have been issued without specifically identifying the agent; and that pursuant to the provisions in the second paragraph, article 64 of the Corporations Act 18,046 Enabling Regulations, such shares only qualify for the purposes of quorum, but not for voting.

Given the above, at Mr. Hans Eben Oyanedel's suggestion, the meeting unanimously agreed that the powers-of-attorney representing 1,310,339,378 of the Company shares qualified both for quorum and for voting purposes, and that the powers-of-attorney representing 70,265 of the Company shares qualified for quorum purposes only, on account of the latter having been issued without specifically identifying the agent (Agreement No. 3).

V.   ANTECEDENTS OF SUMMONS TO AND NOTICE OF THE MEETING

Mr. Ricardo Mendoza Vivanco reported on the summons to and notice of the meeting, as follows:

a) The agreement to summon to this extraordinary general shareholders' meeting was made at the Board of Directors' meeting No. 198 held on April 25, 2002.

b) Notice thereof was served: (i) by means of an advertisement in the Santiago El Mercurio newspaper of May 6, 10 and 17, 2002; as unanimously agreed at the meeting such an advertisement was not read therein, and the full text thereof was to be attached to the minutes herein (Agreement No.
     4); and, (ii) by a letter dated May 6, 2002 sent to each shareholder's address as set forth in the Company's books of record. The text of the advertisement published reads as follows:

                       "DISTRIBUCION Y SERVICIO D&S S.A.

                              An Open Corporation

                          Securities Registry No.0593

                  EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

By agreement of the Board of Directors, an extraordinary General Meeting of Distribucion y Servicio D&S S.A. shareholders is hereby convened for May 23, 2002, at 11 hours. The meeting shall be held at Avenida Eduardo Frei Montalva number 8301, Municipality of Quilicura, Santiago, with the purpose of dealing with the following issues:

     1. To increase the company's capital by means of issuing cash shares in an amount yet to be defined by the extraordinary General Shareholders' Meeting hereby convened, and up to a maximum equivalent in Chilean pesos to 250 million American dollars.

     2. To pass such resolutions and statutory amendments as required for the aforementioned purpose.

              PARTICIPATION AT THE MEETING AND POWERS-OF-ATTORNEY

Shareholders who are registered in Distribucion y Servicio D&S S.A's books of record by May 15, 2002 are entitled to participate in the Extraordianry Meeting convened by the notice herein. The qualification of powers-of-attorney, if applicable, shall be made on the day of the meeting, at the venue where the meeting is held, and at the aforementioned time set for calling the meeting to order.

                                                                 THE CHAIRMAN"

c) By means of a letter dated May 5, 2002 the Superintendence of Securities and Insurance and the Stock Exchange were advised of the place, day and time of the meeting herein would be held.

Mr. Ricardo Mendoza Vivanco requested that the fact should be placed on record that the shareholders present at the meeting signed the attendance sheet as required by the Corporations Act No. 18.046 Enabling Regulations. Such attendance sheet was filed together with the powers-of-attorney submitted for representing those shareholders who did not attend the meeting in person.

VI.  REPRESENTATION OF THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

The Superintendence of Securities and Insurance was not represented at the meeting.

VII. PRESENTATION BY THE CHAIRMAN OF THE MEETING

Once all the formalities of participation, quorum, induction, powers-of-attorney, summons to and notice of the meeting had been completed, the Vice President of the Company and Chairman of the meeting, Mr. Hans Eben Oyanedel, called the meeting to order.

The meeting unanimously agreed not to read the minutes of the tenth extraordinarfy shareholders' meeting held on April 24, 2001, which is duly signed.(Agreement No. 5).

Upon the request of Mr. Hans Eben Oyanedel, Mr. Ricardo Mendoza Vivanco stated that, pursuant to the summons to and notice of this meeting, the purpose thereof is, first, to reach agreement on an eventual capital increase in order to issue cash shares of the Company in an amount yet to be defined by the meeting, and up to a maximum equivalent in Chilean pesos to 250 million American dollars; and, second, to pass such resolutions and statutory amendments as required for the above-mentioned purpose.

Concerning the first of these purposes, Mr. Ricardo Mendoza Vivanco gave a detailed presentation about the capital increase set before the meeting for discussion and approval. Among other aspects, he pointed out that the funds arising from such a capital increase would be used by the Company for financing its development projects, and requested that it should be placed on record that, as of the date of the meeting, the official ('observado') rate of exchange reported by the Central Bank of Chile was CH$ 654.49 per dollar. In addition, pursuant to the provisions in the first paragraph, article 28 of the Corporations Act No. 18,046 Enabling Regulations, Mr. Ricardo Mendoza Vivanco informed the meeting that as of March 31, 2002 the book value of each Company share amounted to CH$210,43. Concerning the value of the Company shares, he also reported that the average price thereof in the transactions made at the Santiago Stock Exchange and in the Chilean Electronic Exchange for the last sixty days was CH$639.57, with overall transactions totaling 24,460,014 shares and amounting to CH$15,643,880,607.

Based on the presentation and explanations given by Mr. Ricardo Mendoza Vivanco, Mr. Hans Eben Oyanedel set the following before the meeting for consideration:

a) To increase the Company's existing capital by CH$163,622,500,000, by means of issuing 250 million registered, no par cash shares, of a single series, for US$208,528,749,431 divided into 1,380 million registered, no par shares of a single series, at CH$372,151,249,431 divided into 1,630 million registered, no par shares of a single series.

b) That the shares corresponding to the capital increase should be issued, subscribed and paid within a 3-year term from the date of the meeting, after which period the Company's equity shall be legally limited to the actually subscribed and paid-up amount.

c) That pursuant to the provisions in the second paragraph, article 28 of the Corporations Act No. 18.046 Enabling Regulations, the Board of Directors should have the authority to set the final sale price of the shares, in the event that such sale is made within 120 days from the date of the meeting that approved the respective increase.

d) That the price of the capital increase shares placed after 120 days from the date of the meeting that approved such an increase shall be at least equivalent to the weighted average of such transactions of Company shares in the Chilean stock exchanges as may have taken place during 5 working days prior to the beginning of the relevant preemptive rights period.

All of the foregoing proposals as set forth by the Chairman of the meeting were approved by the meeting under Agreement No. 6. This agreement was reached with 1,308,916,264 votes in favor of the proposal, that is, 99.74% of the shares present in person and by proxy that qualified for voting, and with 3,356,000 votes against the proposal, that is, 0.26% of the shares present in person or by proxy that qualified for voting. The opposing shareholder was The Emerging Markets Chile Fund Inc., represented by Mr. Jose Antonio Llaneza Torrealba, who accounted for the vote of his principal by stating that, in their opinion, the capital increase approved was not justified under the present economic circumstances faced by the country and because, in their opinion, such an increase might also have a negative impact on the market price of the Company's shares.

Concerning the second purpose of the meeting, that is, the implementation of such resolutions and statutory amendments as required to implement the capital increase approved, Mr. Hans Eben Oyanedel, based on Mr. Ricardo Mendoza Vivanco's presentation and explanations, put the following concrete proposal before the meeting for consideration:

a) To amend the fifth permanent article of the Company by-laws to read as follows: "FIFTH ARTICLE.- Capital: The company capital amounts to CH$372,151,249,431 divided into 1,630 million registered, no par shares of a single series." The preceding statutory amendment was approved by the meeting as Agreement No. 7. This agreement was reached with 1,308,916,264 votes in favor of the proposal, that is, 99.74% of the shares present in person and by proxy that qualified for voting, and with 3,356,000 votes against the proposal, that is, 0.26% of the shares present in person or by proxy that qualified for voting. The opposing shareholder was The Emerging Markets Chile Fund Inc.

b) To amend the fifth temporary article of the Company by-laws by the following: "FIRST TEMPORARY ARTICLE. The Company capital is CH$372.151.249.431, which is divided into and represented by 1,630 million registered, no par shares of a single series, is fully subscribed and paid up, and shall be fully subscribed and paid up as follows: (a) with the amount of two hundred and eight thousand five hundred and twenty-eight million seven hundred and forty-nine thousand four hundred and thirty-one pesos, corresponding to one thousand three hundred and eighty million registered, no par shares of a single series, which is the Company's subscribed and paid-up capital according to the Company's balance sheet as of the thirty-first day of December of two thousand and one, which amount includes the proportional distribution of the restatement of shareholders' equity as of the said date, such balance sheet having been approved by the general shareholders' meeting held on the twenty-fifth day of April of two thousand and two; and (b) with the amount of CH$163.622.500.000 corresponding to two hundred and fifty million registered, no par shares of a single series, which amount corresponds to the capital increase approved at the extraordianry shareholders' meeting held on the twenty-third day of May of two thousand and two, and which shall be subscribed and paid up as agreed at the said meeting, and in one or more sales, as the Board of Directors shall determine, to which end the Board was expressly authorized by the said meeting, within three years from the date of the aforementioned meeting". The preceding statutory amendment was approved by the meeting as Agreement No. 8. This agreement was reached with 1,308,916,264 votes in favor of the proposal, that is, 99.74% of the shares present in person and by proxy that qualified for voting, and with 3,356,000 votes against the proposal, that is, 0.26% of the shares present in person or by proxy that qualified for voting. The opposing shareholder was The Emerging Markets Chile Fund Inc.

c) To authorize the Board of Directors, in reference to the recently approved capital increase: i) to resolve on making one or more sales to the account of the shares corresponding to the capital increase; ii) to decide on the timing, beginning and end of each of the aforementioned sale periods; iii) to determine the number of shares to be offered in each of the said sales; iv) to proceed with issuing such shares; v) to represent the Company and get it represented at the subscription of the said shares; vi) to perform all such actions as may be necessary and sufficient for the sale of the said shares; vii) to stamp the current certificates or have new replacement certificates printed, stating in both cases the number of shares in which the Company equity is divided;
     viii) to make the necessary arrangements for exchanging the old certificates for the new ones, as applicable; ix) to set the dates for publishing the option(s) as well as the beginning and finishing dates of the subscription and payment period(s); x) to decide on and agree upon all such matters, actions, modes or circumstances as may arise in relation with the capital increase agreed to in the current extraordinary shareholder's meeting, including the performance, by himself or by proxies, of all such arrangements as may be required before the Securities Exchange Commission and before such other persons, entities and authorities as may be necessary for registering, in the United States of America, the relevant preemptive rights of the holders of American Depositary Receipts (ADRs) issued by the Company; and xi) pursuant to the provisions in the second paragraph, article 28 of the Corporations Act
     18.046 Enabling Regulations, to set the final sale price of the shares, in the event that such a sale takes place within 120 days from the date of the current meeting. The preceding proposal was approved by the meeting as Agreement No. 9. This agreement was reached with 1,308,916,264 votes in favor of the proposal, that is, 99.74% of the shares present in person and by proxy that qualified for voting, and with 3,356,000 votes against the proposal, that is, 0.26% of the shares present in person or by proxy that qualified for voting. The opposing shareholder was The Emerging Markets Chile Fund Inc.

VIII. EXECUTION AS A PUBLIC DEED, REGISTRATION AND PUBLICATION

At the suggestion of Mr. Hans Eben Oyanedel, and based on the presentation by Mr. Ricardo Mendoza Vivanco to that effect, the meeting unanimously agreed (Agreement No. 10) to appoint Messrs. Ricardo Mendoza Vivanco, Diego Peralta Valenzuela and Gonzalo Smith Ferrer as the Company's agents so that they may, acting jointly or individually, have the minutes of this meeting executed as a public deed, in whole or in part. For its part, by the same agreement, the meeting unanimously agreed to authorize the bearer of a certified copy of the said public deed to request from the relevant Trade Registry (Registro de Comercio) and from the Official Gazette (Diario Oficial de Chile) the applicable inscriptions, sub-inscriptions, annotations and publications, as well as to conduct before the Internal Revenue Service (Servicio de Impuestos Internos) all the formalities required by law.

IX.  SIGNING OF THE MINUTES

Finally, the meeting unanimously agreed to appoint Messrs. Gonzalo Eguiguren Correa, Miguel Medel Salamanca, Juan Cristobal Lira Ibanez and Rodrigo Cruz Matta, so that any three of them may proceed, together with the Chairman and the Secretary of the meeting, to sign the minutes thereof (Agreement No. 11). Upon the request of Mr. Ricardo Mendoza Vivanco, the aforementioned shareholders gave evidence of their presence and stated that they had been present throughout the course of the meeting.

X.   EVIDENCE OF VOTING

Upon the request of their representatives hereto, it is hereby stated that the pension fund administering entities A.F.P. Provida S.A., which holds 19,999,157 shares represented at the meeting, and A.F.P. Summa Bansander S.A., which holds 3,371,156 shares represented at the meeting, voted by acclamation in favor of all and each of the agreements reached at the meeting hereto.

At the same time, upon the request of Mr. Gonzalo Eguiguren Correa, a Company shareholder appearing for himself and in representation of, among other shareholders and holders of American Depositary Receipts (ADRs), the holders of American Depositary Receipts (ADRs) issued by the Company and representing a total of 16,233,195 Company shares, it is hereby stated that the same, upon instructions received from such holders of ADRs on May 20, 2002 has, in representation thereof, voted by acclamation in favor of all and each of the agreements reached at the meeting hereto.

XI.  END AND ADJOURNMENT OF THE MEETING

In the absence of further issues to be dealt with, Mr. Hans Eben Oyanedel thanked the shareholders and other attendees for their presence and adjourned the meeting at 11:35 hours.

XII. LIST OF SHAREHOLDERS

Upon the request of the Secretary of the meeting, Mr. Ricardo Mendoza Vivanco, the list of shareholders present in person and by proxy is inserted below, specifying the number of shares held or represented by each:


              Name of Attendee                 Status of Shares       Number of Shares             Total Shares
------------------------------------  ----------------------------  -------------------------  ------------------------


Cruz M., Rodrigo                              by proxy                           562,777,740               563,011,593
                                              for himself                            233,853

A.F.P. Summa Bansander                        by proxy                                                       3,371,156
(Borzutzky Schachter Vivian)

A.F.P. Provida                                by proxy                                                      19,999,157
(Ceron Araya Irene Maria)

Del Pozo David Maria Francisca                by proxy                                                       4,423,300

Egnem Schmidt Elias Ewaldo                    by proxy                                                         533,766

Eguiguren Correa Gonzalo                      by proxy                           395,783,917               395,954,129
                                              for himself                            170,212

Giacaman Cardenas Carlos Emilio               by proxy                                                         300,000

Hafon Chianc Fernand Sihn Jhen                by proxy                                                       2,437,023

Ibanez Ojeda Jose Manuel                      by proxy                                51,225                    56,424
                                              for himself                              5,199

Ibanez Scott Nicolas                          by proxy                           121,045,644               121,471,175
                                              for himself                            425,531

Lira Ibanez Juan Cristobal                    by proxy                            16,193,253                16,411,516
                                              for himself                            218,263

Llaneza Torrealba Jose Antonio                by proxy                                                       3,356,000

Medel Salamanca Miguel                        for himself                                                      297,872

Mendoza Vivanco Jose Ricardo                  by proxy                           180,018,904               180,147,840
                                              for himself                            128,936

Nunez Sfeir Miguel                            for himself                                                      172,286

Quorum only                                                                                                     70,265

Tagle Errazuriz Carlos Alberto                for himself                                                        3,300

Valdes Lyon Luis                              by proxy                               231,469                   325,788
                                              for himself                             94,319

                                                                                                -----------------------
                                                                                                         1,312,342,590
                                                                                                -----------------------

SUMMARY UPON CONCLUSION OF ATTENDANCE PROCESS AT THE D&S EXTRAORDINARY MEETING
-------------------------------------------------------------------------------

Number of attendees                                        18
Total shares                                          1,380,000,000
Quorum only                                              70,265
Shares represented by proxy                           1,310,339,378
Shares represented for himself/herself                  1,932,947
Total shares represented                              1,312,342,590
Percentage of attendance                                 95.097%

XIII. SIGNATURES



      -----------------------                        -----------------------
         Hans Eben Oyanedel                          Eguiguren Correa Gonzalo
      Chairman of the Meeting                              Shareholder




      -----------------------                        -----------------------
         Rodrigo Cruz Matta                           Medel Salamanca Miguel
            Shareholder                                    Shareholder




                            -----------------------
                            Ricardo Mendoza Vivanco
                                   Secretary