Form 20-F
period 2002-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2003-06-30
CIK 1046247

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 333-7616

Distribución y Servicio D&S S.A.

(Exact name of Registrant as specified in its charter)

Distribution and Service D&S Inc.

(Translation of the Registrant’s name in English)

The Republic of Chile

(State or other jurisdiction
of incorporation or organization)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago, Chile
(56-2) 200-5000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock of Registrant represented by American Depositary Shares, or ADSs	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     Common Stock, with no par value: 1,380,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☒  Item 18

INTRODUCTION

     Distribución y Servicio D&S S.A. is a corporation organized under the laws of Chile. We completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We also listed our common shares on the Madrid Stock Exchange in December 2002. Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile, and our telephone number is 011-562-200-5000.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3— “Key Information — Risk Factors,” Item 4— “Information on the Company” and Item 5 — “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things:

•	our business model,

•	our strategy,

•	any acquisitions or divestitures,

•	any plans for entering into strategic relationships and joint ventures,

•	any new store openings,

•	our expectations regarding ongoing litigation,

•	financings and capital increase,

•	the performance of the Chilean economy, and

•	other expectations, intentions and plans contained in this annual report that are not historical fact.

     When used in this annual report, the words “expects,” “anticipates,” “intends,” “plans,” “may,” “believes,” “seeks,” “estimates” and similar expressions generally identify forward-looking statements These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, unforeseen competitive pressures, Chilean economic conditions and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, references herein to “dollars,” “U.S. dollars” or “US$” are to United States dollars; references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos; references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month. Certain amounts contained herein may not total due to rounding. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos of December 31, 2002 purchasing power.

     As used in this Annual Report, “supermarket” means a retail store that sells different foodstuffs and household items, each of which is referred to as a stock keeping unit, or SKU, and that has three or more checkout counters. This definition is consistent with the definition of “supermarket” used by the Chilean Instituto Nacional de Estadísticas (Chilean National Institute of Statistics), or INE. One meter equals 3.2808 feet or 1.0936 yards and one square meter equals 10,7639 square feet. The term “net revenues” as used herein includes:

•	product sales attributed to our retail operations;

•	fees received from suppliers for access to selling spaces, in the form of rebates, special promotions or payments upon opening new stores (together, “supplier fees”);

•	revenues from our concessionaires in each store; and

•	revenues from our credit card operations, in each case, net of the value added taxes, or VAT, paid by the consumer.

     In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable. The term “sales,” as used herein, is distinct from “net revenues,” and is limited to product sales (net of value added tax) attributed to our retail operations.

     Chile is divided into political subdivisions, each called a “Region”. The Regions are denominated by Roman numerals (i.e., I-XIII), except for the Region which encompasses the capital, Santiago, which is called the Santiago metropolitan region or SMR.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information for the years ended December 31, 2000, 2001 and 2002, was derived from and should be read in conjunction with, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F, which were audited by Deloitte & Touche, independent accountants. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 24 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

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

     For the convenience of the reader, this Form 20-F contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined herein under “Exchange Rates in Chile”) reported by the Banco Central de Chile (the “Central Bank of Chile” or the “Central Bank”) for December 31, 2002, which was Ch$718.61 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Form 20-F could have been or could be converted into pesos or U.S. dollars, as the case may be, at any particular rate or at all.

     Our consolidated financial results for the year ended December 31, 1999 included the results of Ekono-Argentina through November 30, 1999, at which time it was sold to Disco S.A., an Argentine supermarket company, controlled by Royal Ahold, the Netherlands-based retailer. Ekono-Argentina accounted for 10.8% of our net revenues for 1999. At the time of acquisition, in December 1999, Disco S.A. made a cash payment of US$60 million and agreed to pay US$90 million in May 2003, an obligation that was guaranteed by Disco Ahold International Holdings N.V., now a wholly-owned subsidiary of Royal Ahold. In December 2002, Royal Ahold, through its general counsel, communicated to us its intention to submit this obligation to the Argentine regulatory rules on currency convertibility, which provide that U.S. dollar obligations for instruments governed by Argentine law may be satisfied by payment in Argentine peso on a one-to-one basis. On May 2, 2003 Disco S.A. paid to our company the Argentine peso equivalent of the obligation, or US$38 million, effectively defaulting on the obligation, both in the currency of payment as well as in the amount thereof.

     Our company has steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A. and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and have commenced legal actions against the guarantor, Disco-Ahold International Holdings N.V., in the Netherlands Antilles, and against its parent, Royal Ahold, in the Netherlands, in order to collect the defaulted amount.

     If our legal actions are unsuccessful, we will incur an extraordinary loss of US$52 million.

     Subsequent to the issuance of our 2001 financial statements, we determined that it was appropriate to restate the U.S. GAAP data presented for 1999 through 2001 for the following reasons:

•	In connection with the sale of Ekono Argentina to Disco S.A. in 1999 we recorded a US$90 million cash consideration receivable from Disco S.A. discussed above at its undiscounted value. Since this amount was not payable until May 2003, U.S. GAAP requires that the receivable be recorded at its present value and that the imputed interest on the receivable be recognized as interest over the term of the receivable. The U.S. GAAP data for 1999 through 2001 has been restated to reflect a reduction in the profit of the Ekono Argentina sale in 1999 and the increase in interest income from 1999 through 2001 by the interest accreted on the receivable.

•	In 1996 we acquired a 100% interest in Maquinsa S.A. As a result of a dispute with a former shareholder of Maquinsa S.A. we paid ThCh$1,032,927 in 1999 as a result of arbitration proceedings relating to this dispute. This amount was initially recorded as an adjustment to the goodwill that was recorded upon the acquisition of Maquinsa S.A. However, we have adjusted the U.S. GAAP reconciliation as the amount should have been recognized as an expense in 1999 under U.S. GAAP.

     The effect of these adjustments on our net income and shareholders’ equity under U.S. GAAP is described in note 24.b.6 to the financial statements.

	At and for the year ended December 31,

	1998		1999		2000		2001		2002		2002(1)

	(in millions of constant Ch$ and millions of US$, except per Share or ADS amounts)
INCOME STATEMENT DATA:
Chilean GAAP:
Net revenues	Ch$	721,827	Ch$	903,156	Ch$	852,182	Ch$	940,310	Ch$	1,048,237	US$	1,459
Cost of sales		(569,592)		(714,094)		(666,743)		(728,632)		(808,988)		(1,126)
Gross income		152,235		189,062		185,439		211,677		239,249		333
Selling and administrative expenses		(125,377)		(159,121)		(137,123)		(155,623)		(197,007)		(274)

Operating income		26,858		29,942		48,317		56,055		42,242		59
Non-operating income		2,972		1,473		2,541		1,597		1,307		2
Non-operating expenses		(9194)		(37067)		(17,521)		(15,273)		(20,546)		29
Price level restatement		1,425		(1,572)		664		5,703		5,431		8

Non-operating loss		(4,798)		(37166)		(14,316)		(7,972)		(13,808)		(19)
Income (loss) before income taxes		22,061		(7,223)		34,000		48,082		28,434		40
Income (loss) taxes		(2,091)		(2,381)		(3,512)		(7,537)		(4,657)		(6)

Net income (loss)	Ch$	19,969	Ch$	(9,606)	Ch$	30,488	Ch$	40,546	Ch$	23,777	US$	33

Net income (loss) per share(2)	Ch$	14.48	Ch$	(6.96)	Ch$	22.08	Ch$	29.39	Ch$	17.2	US$	0.02
Net income (loss) per ADS(3)		217.31		(104.51)		331.32		440.72		258.4		0.36
Dividends per share(4)		1.11		8.90		8.69		6.18		5.0		0.007
Dividends per ADS(3)(4)		16.69		133.42		130.39		92.7		75		0.104
Weighted average shares outstanding (in millions)(5)		1,378		1,378		1,380		1,380		1,380		1,380
U.S. GAAP:	Restated		Restated		Restated		Restated
Net revenues	Ch$	721,827	Ch$	903,156	Ch$	852,182	Ch$	940,310	Ch$	1,048,237	US$1,459
Operating income		26,555		29,524		47,900		55,617		36,850		51
Net income (loss)		19,477		(18,519)		32,035		44,006		29,116		41
Net income (loss) per share		14.13		(13.43)		23.21		31.89		21.1		0.05
Net income (loss) per ADS(3)		212.01		(201.29)		348.21		478.33		316.48		0.44
Weighted average shares outstanding (in millions)(5)		1,378		1,378		1,380		1,380		1,380		1,380
BALANCE SHEET DATA:
Chilean GAAP:
Total current assets	Ch$	167,859	Ch$	164,986		136,682		154,885		247,513		344
Net property, plant and equipment		485,246		398,278		412,965		454,232		489,579		681
Total assets		672,205		628,324		620,515		686,682		755,261		1,051
Short-term debt(6)		200,085		90,330		12,976		44,982		114,691		160
Long-term debt		47,525		125,267		188,409		162,052		137,476		191
Total shareholders equity		269,021		246,523		266,244		290,949		300,733		418
Ratio of shareholders equity to capitalization		52.1%		53.3%		56.9%		58.4%		54.3%		—

U.S. GAAP:	Restated		Restated		Restated		Restated
Total assets	Ch$	675,367	Ch$	629,618	Ch$	622,838	Ch$	688,543	Ch$	760,691	US$	1,059
Long-term debt		47,525		127,650		192,264		162,052		137,476		191
Total shareholders’ equity		260,820		234,134		252,221		275,331		290,220		404
Other Financial Information (Chilean GAAP):
Capital expenditures	Ch$	213,547	Ch$	27,566		50,039		71,199		68,160		94.85
Depreciation and amortization		20,538		35,514		29,804		31,443		34,254		48
Funds from (provided) operations		4,927		91,028		63,918		66,131		27,664		38
Financial Ratios(7) (Chilean GAAP):
Gross margin		21.1%		20.9%		21.8%		22.5%		22.82%
Operating margin		3.7%		3.3%		5.7%		6.0%		4.03%
Net margin		2.8%		(1.1)%		3.6%		4.3%		2.27%
Current ratio		48.1%		65.0%		84.5%		68.3%		79.52%
Total debt/total shareholders’ equity		92.0%		87.4%		75.6%		74.1%		83.85%
Operating Data
Number of stores (at end of period):
Almac		6		5		4		4		4
Ekono		31		31		31		28		23
Lider		13		13		14		16		21
Lider Vecino		—		—		3		5		13
Lider Mercado		—		—		—		1		1
Ekono-Argentina		9		0		0		0		0

	At and for the year ended December 31,

	1998		1999		2000		2001		2002		2002(1)

	(in millions of constant Ch$ and millions of US$, except per Share or ADS amounts)
Total		59		51		52		54		62
Total selling space of stores(8)		260,052		230,031		242,007		263,635		309,361
Average selling space per store(9)		4,408		4,510		4,566		4,810		5,005
Average sales per store (in millions)(10)	Ch$	11,626	Ch$	14,367	Ch$	14,531	Ch$	16,019	Ch$	16,036	US$	22.3
Increase (decrease) in same store sales(11)		(1.8)%		(9.7)%		2.4%		3.0%		1.4%
Sales per square meter (in millions)(12)	Ch$	2.51	Ch$	3.22	Ch$	3.19	Ch$	3.35	Ch$	3.19	US$	0.004
Total number of employees(13)		11,866		10,536		12,154		15,988		17,912
Sales per employee(14)	Ch$	67.33	Ch$	71.07	Ch$	67.22	Ch$	65.80	Ch$	58.12	US$	0.081

(1)	Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$718.61 per U.S. dollar, the Observed Exchange Rate at December 31, 2002. Dividends are translated at the Observed Exchange Rate on the date of payment.

(2)	Net income (loss) per share expressed in constant Chilean pesos.

(3)	Determined by multiplying per share amounts by 15 (one ADS = 15 shares).

(4)	Figures are in constant Chilean pesos and U.S. dollars. U.S. dollar amounts for dividends are calculated by applying the Observed Exchange Rate on the dividend payment date to the nominal peso amount.

(5)	Calculated on the basis of the number of shares outstanding and fully paid.

(6)	Short-term debt consists of short-term debt plus current portion of long-term debt.

(7)	These ratios, which are expressed as percentages, were calculated as follows: Gross Margin = (Gross income)/(Net revenues); Operating Margin = (Operating income)/(Net revenues); Net margin = (Net income)/(Net revenues); Current Ratio = (Current Assets)/(Current Liabilities).

(8)	In square meters at period end. For 1999 includes a reduction of 32,002 square meters due to our sale of Ekono-Argentina to Disco S.A.

(9)	In square meters at period end. Calculated by adding the average monthly selling space for each month during the year and dividing the result by 12. Average monthly selling space is defined as total selling space as of the last day of the month divided by the number of stores open on the last day of such month. Sales area of Farmalider stores not included(marginal).

(10)	In millions of constant Chilean pesos and U.S. dollars. Sales for the period divided by the average number of stores at the end of each month during the period. It includes sales from Farmalider stores.

(11)	Reflects increase (decrease) in net revenues of all stores open and operated by our company throughout two corresponding financial periods and, consequently, excludes net revenues of stores opened or closed or which underwent renovation during either of such periods.

(12)	In millions of constant Chilean pesos and U.S. dollars. Sales for the period divided by the average square meters of selling space at the end of each month during the period includes sales from Farmalider stores, sales area of these stores is not included.

(13)	Number of full-time equivalent employees at period-end (company total).

(14)	In millions of constant Chilean pesos and U.S. dollars. Sales for the period divided by the average number of employees at the end of each month during the period (full time shifts in stores) including employees in Farmalider stores.

Exchange Rates

     Chile’s Ley Orgánica Constitucional del Banco Central de Chile Nº 18,840 (the “Central Bank Act”), enacted in 1989, relaxed restrictions on buying and selling foreign currencies in Chile. Prior to 1989, the law authorized the purchase and sale of foreign currencies in only those cases explicitly authorized by the Central Bank.

     The Central Bank Act provides that the Central Bank of Chile (“the Central Bank”) may determine that certain purchases and sales of foreign currencies specified by law must be carried out in the market formed by banks and other institutions authorized by the Central Bank for such purposes (the “Formal Exchange Market”). The Central Bank reports an exchange rate (“Observed Exchange Rate”) which for any given date is computed by averaging prices from the previous day’s transactions in the Formal Exchange Market. Banks and other institutions may effect purchases and sales of foreign currencies in the Formal Exchange Market at such rates as they freely determine from time to time.

     Since 1989, the Central Bank has also made use of a referential daily rate (“Reference Exchange Rate”) that factors in domestic and foreign inflation as well as variations in the parity between the peso and the U.S. dollar, the Euro and the Japanese yen. As of December 30, 2002, the Reference Exchange Rate was Ch$549.08 to US$1.00. The Central Bank buys or sells foreign currency in the Formal Exchange Market to maintain the average exchange rate within certain limits. In order to promote exchange rate flexibility, however, as of September 2, 1999, the Central Bank decided to suspend its formal commitment to intervene in the foreign exchange market to maintain the limits on the range of exchange rates. It was, therefore, agreed that the Central Bank would intervene in the exchange rate market only in exceptional cases and that it would report such decisions. The Central Bank will continue to calculate and publish the daily referential exchange rate according to the regulations in effect as a medium-term benchmark for the market and for its use in contracts still in effect with that exchange rate.

     The Central Bank has ruled that certain foreign currency transactions, including those transactions associated with foreign investment, may be effected only through the Formal Exchange Market. While authorized to effect transactions within a given pre-established range of exchange rates surrounding the Reference Exchange Rate, the Central Bank operates at the cash rate.

     Foreign exchange transactions that may be effected outside the Formal Exchange Market can be carried out in the so-called Mercado Informal (the “Informal Exchange Market”), which is an accepted currency market in Chile. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

     The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for the periods indicated as expressed in pesos per US$1.00, as reported by the Central Bank. No indication is made that the Chilean peso or U.S. dollar amounts referred to in this annual report actually represent, could have been or could be converted into, U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a daily 12:00 P.M. buying rate for Chilean pesos:

Observed Exchange Rate (3)

Year	Low (1)	High (1)	Average (2)	Year End

1997	411.85	439.81	420.64	439.18
1998	439.58	475.41	462.20	472.41
1999	470.23	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	636.39	654.79
2002	641.75	756.56	694.46	718.61
December 2002	692.94	712.38	701.95	718.61

Observed Exchange Rate (3)

Year	Low (1)	High (1)	Average (2)	Year End

January 2003	709.22	738.87	722.48	N/A
February 2003	733.10	755.26	745.21	N/A
March 2003	725.79	758.21	743.28	N/A
April 2003	705.32	731.56	718.25	N/A
May 2003	694.22	713.73	703.58	N/A

(1)	Reflects pesos at historical values rather than constant pesos.

(2)	The average of Observed Exchange Rates for pesos on the last day of each full month during the relevant period.

(3)	Transactions carried out on the previous bank business day reported by the Central Bank

     Source: The Central Bank.

     The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the dollar value of an investor’s return on investment. The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     Cash distributions with respect to shares of Common Stock received by the Depositary will be received in Chilean pesos. The Depositary will attempt to convert such pesos to U.S. dollars at the then-prevailing exchange rate for the purpose of making dividend and other distribution payments with respect to the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the Common Stock and the distribution of such dividends by the Depositary, the amount in U.S. dollars distributed to holders of ADRs will decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be materially adversely affected by reductions in the value of the peso relative to the dollar.

RISK FACTORS

     An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

Risks Relating to Our Company

     Increased competition may adversely affect our results of operations.

     The retail food industry in Chile is characterized by growing competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs on the basis of price, location, quality of products, service product variety and store conditions. Through our different store formats, we compete across the full spectrum of food retailing in Chile with a number of national hypermarket and supermarket chains, smaller chains and unaffiliated independent food stores. International food retailers arrived in Chile in 1998 when Carrefour (France) opened its first store. Additionally, Ahold arrived through a joint venture with owners of Disco-Velox, who were the owners of Santa Isabel. In addition, it is likely that certain international food retailers may elect to participate in the Chilean market through joint ventures with national food retailers or through the acquisition of significant shareholdings in national food retailers. In Chile, we and our principal competitors have all announced expansion and modernization plans that are likely to result in our adopting more aggressive pricing policies at affected store locations. Additionally, there has been a consolidation process in the Chilean supermarket industry. Jumbo has purchased Santa Isabel from Ahold, to bolster its participation in the supermarket format. Also, some companies in other areas of the retail industry in Chile are expanding into other retail areas (including, for example, the merger of Falabella and Sodimac, a department store and home improvement store respectively). These developments will likely create opportunities for mergers and acquisitions. Our company intends to avail itself of future opportunities for growth.

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

     The Ibáñez family owns a substantial majority of our share capital and exercises significant influence over board decisions.

     At December 31, 2002, Mr. Manuel Ibáñez Ojeda and his sons, Felipe Ibáñez Scott and Nicolás Ibàñez Scott, our controlling shareholders, controlled, directly or indirectly, 75.68% of our outstanding capital stock. Therefore, our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholder’s vote, including the election of a majority of the members of the board of directors, the determination of the amount of dividends we distribute (subject to the legally mandated minimum of 30% of net income), the ability to control persons named to our Executive Committee and management, the acquisition or disposition of assets, future issuance of shares or other securities and other management policies. In addition, if no voting instructions are received by the Depositary (as defined in Item 10 — “Additional Information—The Deposit Agreement”) from a holder of American Depositary Shares, or ADSs, on or before the date established by the Depositary for such purpose, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution to the President of our board of directors, or to a person designated by the President of our board of directors, to vote such shares on any such matter described under Item 10 — “Additional Information—Other Limitations”. For information on the Depositary Agreement, see Item 10 — “Additional Information—The Deposit Agreement”.

     The decision of the Ibáñez family to dispose of a significant number of its shares could adversely affect the trading price of the shares and ADSs.

     Because the Ibáñez family controls 75.68% of our capital stock, the disposition by them of a significant number of their shares, or the perception that such a disposition might occur, could adversely affect the trading price of the shares on the Chilean Stock Exchanges (and, consequently, the trading price of the ADSs). We cannot assure you that the Ibáñez family will continue to own a controlling percentage of our capital stock or that a reduction in their ownership percentage would not have an adverse effect on our results of operations or financial condition.

     The growth of our credit card operations may expose us to increased credit and financial risk and may adversely affect our credit portfolio, financial condition and results of operations.

     We continue to expand the operations of Presto, our in-store credit card, both in terms of the numbers of accountholders and the credit products offered. Presto is currently offered in all of our 62 Chilean store locations existing at December 31, 2002, that is, in four Almac stores, 23 Ekono stores, 21 Lider stores, all 13 Lider Vecino stores, and our Lider Mercado store (our newest hypermarket format launched in 2001). We assume sole responsibility for account approval and credit risk by administering Presto as a separate operating unit. Subject to our credit standards, we are seeking to increase the in-store credit available to our customers, particularly to permit the purchase of more expensive, higher margin, durable goods. As a result, our credit card operations accept a significant portion of applicants otherwise rejected by credit card operations administered by local banks. This expansion of credit card operations represents our first entry into the provision of financial services and an assumption by us of new credit risks and financial risks where we previously have had no direct experience. There can be no assurance that the continued expansion of our credit card operations (including our assumption of account approval and credit risk) will not result in a deterioration of the credit portfolio of Presto or that other factors, including macroeconomic factors, will not adversely affect our business, financial condition, results of operations, cash flows or prospects.

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

     The default on the payment of the deferred amount of the purchase price for Ekono-Argentina may adversely affect our financial condition and results of operation.

     Due to the sale of Ekono-Argentina to Disco S.A. in December of 1999 for US$150 million, our direct exposure to Argentine risk has been limited. However, only US$60 million of the purchase price for our Argentine operations was paid in May 2000, with the balance of US$90 million payable in May 2003. We benefit from a guarantee on the deferred amount by the Netherlands Antilles Company “Disco-Ahold International Holdings N.V.” We were informed in December 2002 that Disco S.A. would not pay us the entire US$150 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under Argentine dollar convertibility regulations. On May 2, 2003, Ahold made payment of 126 million Argentine pesos, the equivalent of US$45 million, based on an effective exchange rate of 2.8 Argentine pesos to 1 U.S. dollar. This amount remitted by Ahold remains in Argentina. We are seeking approval from the Central Bank of Argentina to remit this amount to Chile. We do not accept Ahold’s attempt to reduce our balance due under the Argentine convertibility regime. Moreover, we are currently pursuing claims against the guarantor, Disco-Ahold International Holdings N.V., in the Netherlands Antilles; as well as Royal Ahold, the parent company of the guarantor, in the Netherlands. Although we believe that our claim against Disco – Ahold International Holdings N.V. and Royal Ahold will ultimately succeed, should our claim fail and the default in the payment on such deferred amount continue unabated, the result will adversely affect our financial condition.

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

     To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed, the Depositary will attempt to sell such holders’ preemptive rights and distribute the net proceeds of the sale (net of the Depositary’s fees and expenses) to the holders of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares upon exercise of the rights is below the prevailing market price of the shares. In addition, Chilean income tax law provides a tax deduction to an individual resident taxpayer in an amount equal to a percentage of the individual’s investment in newly issued shares. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares will be taxable in Chile and the United States. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in our company of the holders of ADSs would be diluted proportionately. We cannot assure you that a secondary market of preemptive rights will develop in connection with any future issuance of shares or, that if such a market does develop, a premium can be realized on their sale.

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

     At December 31, 2002, all of our assets were located in Chile. Since our sale of our Argentine operations in December 1999, all of our revenues have originated in Chile. Retail food sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile.

     The main Chilean economic indices for 2002 show:

•	GDP increased 2.1%;

•	internal consumption increased 1.4%;

•	unemployment remained at 9%; and

•	total supermarket sales increased 7.3%, but same store sales decreased by 2.6%.

     Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including:

•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•	other political or economic developments in or affecting Chile; and

•	regulatory changes or administrative practices of Chilean authorities.

     Our financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries, especially the United States and certain nations in Asia. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

     The economic problems encountered by Argentina may have an adverse effect on the Chilean economy and on our results of operations and the share price of our ADSs and shares.

     Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Chile, the market value of our shares and ADSs, or our business. The current Argentine president, Néstor Kirchner, took office on May 25, 2003, after his predecessor as president, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest and after a series of interim presidents and administrations came to power following the resignation of President Fernando de la Rua in December 2001. The devaluation of the Argentine peso will continue to have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The Argentine government prohibited Argentine debtors from servicing their external debt without Argentine Central Bank approval. If Argentina’s economic environment does not improve, the economy of Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years.

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

     The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar decreased approximately 52.1%, as compared to a 16.1% decrease in value in the period from December 31, 1995 to December 31, 1998. The observed exchange rate on May 31, 2003 was Ch$714.1 = U.S.$1.00. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite Chilean regulations relating to the general avoidance of material exchange rate mismatches.

     No assurances can be given that the regulations referred to in the preceding paragraph will continue. In the absence of such regulations, and in the event of a devaluation of the peso, the financial condition and results of operations of Chilean companies, including us, and the ability of Chilean companies, including us, to meet obligations in foreign currencies, could be adversely affected. The Chilean government’s economic policies and future fluctuations in the value of the peso against the U.S.

dollar could adversely affect our operating results and the dollar value of an investor’s return on an investment in the ADSs.

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

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the INE) in 1997, 1998, 1999, 2000, 2001 and 2002 were 6.0%, 4.7%, 2.3%, 4.5%, 3.1% and 3.0%, respectively. We cannot assure you that Chilean inflation will not increase significantly. We generally pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. There can be no assurance, however, whether or to what extent we will pass on increased costs in the future. Further, there can be no assurance that the performance of the Chilean economy, our operating results or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

     The market for our shares may be volatile and illiquid.

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile’s principal exchange, had an aggregate equity market capitalization of approximately Ch$34,272,528 million (US$47,693 million) at December 31, 2002 and an aggregate average monthly trading volume of approximately US$284 million for 2002. The ten largest companies in terms of market capitalization at December 31, 2002, represented approximately 47% of the Santiago Stock Exchange’s aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2002, approximately 10% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

     In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

     Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

     Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of investments and earnings therefrom. The ADS facility, however, is the subject of a Foreign Investment Contract among the Depositary, us and the Central Bank, which grants the Depositary and the holders of the ADSs access to Chile’s Mercado Cambiario Formal, or Formal Exchange Market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents (although not binding on future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. There can be no assurance, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of Common Stock or to the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or implications of any such restrictions that might be imposed. If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the Depositary was unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary.

     Cash and property dividends paid by us with respect to ADSs held by a foreign (non-Chilean) holder will be subject to a 35.0% Chilean withholding tax, which is withheld by our company. Stock dividends are not subject to Chilean taxation.

     Chile has different corporate disclosure, governance and accounting standards than those you may be familiar with in the United States.

     The securities laws of Chile which govern open or publicly listed companies, such as our company, impose disclosure requirements that are more limited than those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 24 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated.

     Pursuant to Chilean Companies Law No. 19.705, enacted in December 2000, the controlling shareholders of a Chilean open stock corporation can only sell their controlling shares through a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price paid was higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%). Transitory Article 10 of Law No. 19.705 established a term of three years during which the controlling shareholders of an open stock corporation would be authorized to sell their controlling shares directly to a third party without requiring a tender offer to all shareholders, provided that such authorization was granted by a general shareholders’ meeting held within a six-month period after the enactment of said Law. At our Extraordinary Shareholders’ Meeting held on April 24, 2001, however, our controlling shareholders decided not to invoke this grace period provided for by Transitory Article No. 10 of Law No. 19.705.

     Despite our shareholders’ decision not to adopt Transitory Article No. 10 of Law 19.705, minority shareholders of our company may nevertheless still have fewer and less well defined rights under Chilean law and our Estatutos, as amended on April 24, 2001, which function as our Articles of Incorporation and our Bylaws, than they might have as minority shareholders of a corporation incorporated in a United States jurisdiction.

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

•	the transformation of our company into an entity that is not a corporation (sociedad anónima) governed by the Chilean Companies Law;

•	our merger with or into another company;

•	the sale of 50% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

•	creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of our assets;

•	the creation of preferential rights for a class of shares or an amendment to those already existing rights, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the remedy of nullification of our documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy; and

•	such other cases as may be established by the Bylaws (no such additional cases currently are specified in the Bylaws).

     However, because of the absence of legal precedent as to whether a shareholder that has, at the same time, voted both for and against a proposal (such as the Depositary) may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether holders of ADSs will be able to exercise withdrawal rights either directly or through the Depositary.

Item 4. INFORMATION ON THE COMPANY

General

     Distribución y Servicio D&S S.A. is a corporation organized under the laws of Chile. We were incorporated in 1985, and we completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We also listed our common shares on the Madrid Stock Exchange in December 2002. Our principal subsidiaries are Administradora de Concesiones Comerciales de Hipermercados S.A., Administradora de Concesiones Comerciales de Supermercados S.A., Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), and Maquinsa S.A..

     We are the largest operator of supermarkets in Chile in terms of sales with an estimated market share of 33.13% at December 2002 (30.4% for 2002 as a whole). With over a century of experience in the distribution and retailing of food in the Chilean market, we have developed five complementary store formats operating under five brand names, Almac (launched in the 1950s), Ekono (launched in 1984), Lider (launched in 1995), Lider Vecino (launched in 2000) and Lider Mercado (launched in 2001), each of which enjoys strong name recognition by the Chilean consumer and identification with a specific market position. We increased our total number of stores from 45 to 62 over the last five years, of which 39 are located in the Santiago metropolitan region, which has the highest population density of any region in Chile and in which we have a leading market share estimated at 41.2% at December 2002. Our expansion program currently contemplates the opening of eight new stores (four stores in 2003 and four stores in 2004) and the transformation of all our Ekono and Almac stores into the Lider Vecino format in 2003 to 2004.

     Our multi-format strategy has allowed us to capitalize on the growing Chilean economy, particularly on the rising purchasing power of the middle and lower-middle classes in Chile. Our store formats permit us to segment the Chilean market and appeal to a wide range of customers with various combinations of price, quality, selection and service:

•	the Almac format emphasizes quality of service and convenience, and currently includes four stores;

•	our 23 Ekono stores are value-oriented supermarkets, offering a wide assortment of merchandise at low prices, with the current slogan “You are the one that counts”;

•	our 21 Lider hypermarkets seek to be the low price leader, as evidenced by their slogan “Always the lowest prices” and their offer of “one-stop” shopping for traditional food items and non-food items such as home appliances, electronics, textiles, hardware and toys;

•	our 13 Lider Vecino stores combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and wide product assortment; and

•	our single Lider Mercado store emphasizes perishables and provides the broadest assortment of quality products at low prices.

     Our expansion over the last several years has focused on the Lider format.

•	The following table sets forth, at and for the year ended December 31, 2002, certain information regarding our operations in Chile:

	Chile		Total

	Ekono-Almac(1)	Lider-Lider Vecino-
		Lider Mercado(2)
Number of stores	27	35	62
Total selling space (in square meters)	45,637	263,624	309,261
Average selling space per store (in square meters)	1,694	7,532	4,990
Total number of employees(7)	3,156	13,249	16,405
Net revenues(3) (4)	176.255	871.982	1.048.237
Sales per square meter(3) (5)	3.29	3.18	3.19
Sales per employee(3)(6)	51.0	59.9	58.1

(1)	Includes results for our company’s Ekono and Almac supermarkets.

(2)	Includes results for our company’s Lider, Lider Vecino, and Lider Mercado hypermarkets.

(3)	In millions of constant Chilean pesos.

(4)	Includes Ch$35,896 million from real estate leases made to third parties and other revenues.

(5)	Supermarket sales for the period divided by the average square meters of selling space at the end of each month during the period.

(6)	Sales for the period divided by the average number of employees at the end of each month during the period.

(7)	Full shifts at December, only including employees in stores.

     We believe we have certain distinguishing characteristics and competitive strengths including:

•	Multiformat Strategy. We have four established store formats with distinct attributes, allowing us to segment the market and target growth areas with the preferred format for the local market conditions. The multiple formats provide the flexibility to match each store site with the format best suited to the surrounding area.

•	Ownership of Strategic Real Estate. We own 94% of our current Chilean selling space and properties accounting for 95% of the additional selling space to be opened in Chile through the year 2002. This results in greater stability for our current operations and predictability for our expansion program.

•	Experienced Management. Our management has a demonstrated ability to launch and operate varied formats.

•	Leading Market Share. We are the market leader in Chile with a market share of 33.13% of Chilean supermarket sales for December 2002 as compared to an estimated 32.9% market share in 2001.

•	Advanced Distribution and Technology. Our distribution center on the outskirts of Santiago incorporates the most up-to-date technology and distribution logistics. With point of sale, or POS, scanners at every check-out and real time inventory control and sales monitoring systems, we use advanced retail technology comparable to that of leading supermarket companies worldwide.

     In 2002, we had net revenues of Ch$1,048,237 million (US$1,458.7 million), operating income of Ch$42,242 million (US$58.8 million) and net income of Ch$23,777 million (US$33.1 million). Our constant Chilean peso consolidated (or combined) net revenues have increased at a compound annual rate of 7.81% over the five year period from 1998 through 2002, from Ch$719,716 million in 1998 to Ch$1,048,237 million in 2002.

     Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile, and our telephone number is 011-562-200-5000.

Strategy

     We seek to further expand our sales and profitability by capitalizing on our core strengths and enhancing our market position in Chile. Key elements of our strategy include:

     •     Expansion and Renovation Program. From 2002 to 2004, we currently anticipate capital expenditures of approximately US$346 million and an increase of approximately 30% of total net selling space. Over the past five years, we spent approximately US$794 million, primarily to develop and expand our store formats. In 2003 and 2004, we expect to open eight new stores in Chile (four in each year) and to transform all our Ekono stores into the Lider format. Expansion will be concentrated in the Lider format in order to take advantage of the increasing purchasing power of the middle and lower middle classes in Chile to which these formats are targeted.

     •     Improvement of Operations-Faro Project. In October 2002, we initiated a comprehensive review of our operations which we refer to as the Faro Project (translated as the Lighthouse Project), with the objective of reducing costs and simplifying our operations by designing and implementing new procedures in two pilot stores. This program consists of four different focus areas. First, we are working on improving our level of productivity by increasing our number of part-time employees. We are also implementing nightly shift-changes in order to bolster productivity and efficiency. Second, we are improving our supply chain by implementing new software and technologies such as planograms, category management and SLIM, an automatic replenishment system. Third, we are working on reducing our operating costs by centralizing all negotiations with service suppliers, including utility, cleaning, raw materials, and maintenance companies. We are also in the process of reducing the number of suppliers we use. Finally, we are implementing a new process designed to reduce shrinkage. In February 2002, we began expanding the Faro project to other stores. We expect the program to be fully implemented in all stores by the end of November 2003.

     •     Expansion in Chile beyond the Santiago Metropolitan Region. As of December 31, 2000, we had 37 of our 52 stores located within the Santiago metropolitan region. In 2001 and 2002 we opened seven stores outside of Santiago and by the end of 2003 we will have opened three more stores outside of Santiago. Those openings include stores in Regions II, VI, VIII and X. As part of our growth strategy, we intend to continue our expansion throughout other regions of Chile, with plans to open four additional regional stores by the end of 2004.

     •     Increasing Sales of Private Label Products. We are targeting our private label products for expansion, which are marketed under the “Ekono”, “Lider” and “Buffet” brand names. Management believes that increasing private label offerings will permit us to provide consumers with lower priced products and bolster our average profit margin due to the fact that our private label products on average afford a profit margin significantly higher than brand name products.

     •     Expansion of Credit Card Operations. To provide an increased source of consumer credit and enhance the purchasing power of our customers, we intend to expand the use of our Presto in-store credit card. By continuing with our account approval responsibilities and increasing the amount of consumer financing we provide, we seek to benefit both in terms of increased sales and finance charges.

     •     Realizing Benefits of Centralized Distribution Center. We have already realized benefits from our distribution center in Santiago and expect to obtain further benefits in the future. Our goal is to centralize distribution of up to 75% of the merchandise required by our supermarkets and hypermarkets in the Santiago metropolitan area, permitting us to reduce in-store inventories, increase personnel efficiencies, reduce storage space. The results of these improvements, we believe will allow us to increase selling space, reduce shrinkage, and lower “stock-outs”. We are considering building additional distribution centers to serve our stores outside of the Santiago metropolitan area as we expand in other regions. Moreover, through our Faro project, we continue to work on improving efficiency in our central distribution center in order to achieve a target of 95% shelf service level.

     •     Continued Emphasis on Human Resource Management. We emphasize human resource management as a key area for a successful retail business. Management believes that it has developed a distinctive corporate culture and that its personnel policies for employees at all levels are distinguished by their emphasis on individual responsibility within a context of ongoing training and regular performance reviews.

History

     Our history can be traced back to 1893 with the trading firm of Gratenau y Cía., founded by German immigrants in Valparaíso, a Chilean port city. Mr. Adolfo Ibáñez Boggiano joined Gratenau y Cía. in 1899. In the 1930s, Ibáñez y Cía., the successor firm to Gratenau y Cía., opened Depósitos Tres Montes, small retail warehouses selling coffee, tea and maté. In 1944, Mr. José Manuel Ibáñez Ojeda, in keeping with the evolving retail environment, converted the warehouses into self-service establishments selling an expanded range of products. The firm entered the modern age of food retailing in 1957 with the inauguration in Santiago of the first Supermercado Almac. Thereafter, Almac supermarkets gradually replaced the older self-service establishments.

     During the 1980s, under its current leadership, the firm entered a new period of expansion. In 1984, the firm established its first Ekono supermarket in Santiago. In 1985, our company was incorporated as a distribution and service center for the related Almac and Ekono supermarkets.

     On September 30, 1996, we acquired Ekono-Argentina for an aggregate purchase price equivalent to US$40 million. Ekono-Argentina had been established by the controlling shareholders in 1993 as a joint venture with Casa Tía S.A. (“Casa Tía”), an Argentine retailer, and opened its first two stores in Buenos Aires later that same year. In December of 1999, we entered into a contract to sell 100% of the shares of Ekono-Argentina to Disco S.A. for US$150 million. Of the total purchase price, US$60 million was paid in cash in May 2000 and the balance is payable on a deferred basis over three years. At the time of sale, Ekono-Argentina consisted of ten stores in Argentina which operated in the Ekono format and had net revenues of US$166 million, representing 10.8% of our annual consolidated net revenues in 1999.

     In 1995, we opened our first hypermarket store under the Lider tradename. The following year on October 31, 1996, we acquired, from unrelated third parties, a 100.00% interest in Fullmarket S.A. for $12,541,143, that was paid during 1997. During 1999, we increased the goodwill balance by $1,032,927 paid as the result of the arbitration proceeding that settled a dispute with Fullmarket’s former owners.

     In June of 2000, we launched a new store format with the opening of our first “Lider Vecino” (“Neighborhood Lider”) store in the Nuñoa neighborhood of Santiago. To launch this new format, we transformed certain larger, existing Ekono supermarket facilities into Lider Vecino hypermarkets. This transformation has allowed us to target smaller communities with our hypermarkets by simply converting our larger, existing Ekono supermarket facilities, which range between 2,500 and 5,000 square meters, into Lider Vecino supermarkets. These factors provide us with an advantage over our primary competitors in these communities, which are comprised of traditional supermarkets.

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

     Since the launch of the first Lider Vecino hypermarket in June of 2000 (Vespucio Sur in Santiago), two additional Lider Vecino stores were opened that same year: Iquique in Region I and Vicuña Mackenna in the Santiago metropolitan region. Both of these stores were converted into Lider Vecino hypermarkets from the Ekono supermarket format. During 2001 two new Lider Vecino stores were added, Talca and Osorno, both in the Regions.

     Additionally, Lider Temuco was opened in Region VIII (6,650 sq. meters) in April 2001, and Ekono Macul, which had been demolished, was replaced by a new Lider Macul (6,020 sq. meters), which opened in August of the same year.

     During the first half of 2002, six additional Ekono supermarkets were converted into Lider Vecino hypermarkets (San Bernardo, Tomás Moro, Recoleta, Los Morros, Santa Rosa and Independencia) in the Santiago metropolitan region. Additionally, two new Lider Vecino stores were built: one in Region VIII (Los Angeles) and one in the Santiago metropolitan region (Matucana).

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

     The Chilean supermarket industry is also characterized by a low level of penetration. Example, according to a study conducted by A.C. Nielsen in 1999, there were 8,677 people for every supermarket in the United States as compared to 24,300 people for every supermarket in Chile. A.C. Nielsen figures for Chile in 2002 show 23,900 inhabitants per supermarket based on population estimates from the National Bureau of Statistics (INE). According to Deutsche Bank estimates for 2002, there are 19,600 people in Chile for every supermarket as compared to 11,600 in the United States, and 56 square meters of selling space for every 1000 inhabitants in Chile, as compared to 380 square meters in the United States. We estimate that in 2002 the seven largest supermarket chains in Chile accounted for approximately 60.3% of total supermarket net sales. In 2002, we accounted for approximately 30.5% of total net sales of the supermarket industry in Chile which represents the highest total market share in Chile (this percentage is calculated including sales of non-food items). In the Santiago metropolitan region, which has the highest population density (with 40% of Chile’s population), the highest levels of per capita disposable income and highest level of supermarket penetration in Chile, we have the largest market share in terms of sales (including both food and non-food items), with approximately 41.2% of the total market of which Lider has 7.7% and Ekono and Almac have 33.5% for the year 2002.

     To the extent estimates are contained in the discussion below and attributed to our company, management believes them to be reliable, but these estimates have not been confirmed by independent sources. Most market information is derived from information compiled by A.C. Nielsen or INE. Although supermarkets are the primary retail distribution outlet of foodstuffs and other household items in the Santiago metropolitan region with an estimated 47% of net sales in the region, we estimate that, in the rest of Chile, supermarkets account for 53% of such net sales. We believe that total net sales by supermarkets in Chile grew at an average annual rate of 9.9% during the last ten years, exceeding the 7.6% average annual growth rate of GDP in Chile. The following table sets forth our estimates of certain information regarding population of Chile and its supermarket industry, at and for 2002:

						Average Number of
	Percentage			Percentage of Total		Inhabitants per
	Contribution to		Supermarket Sales	Supermarket	Number of	Supermarket in
Location	GDP(1)	Population(2)	for the Year(3)	Sales(4)	Supermarkets (5)	Thousands(5)

Regions with D&S Stores
I	3.6	426,351	70,643	2.3	16	26.6
II	8.8	492,846	130,559	4.3	26	19.0
IV	2.7	600,363	117,699	3.9	29	20.7
V	8.4	1,542,492	312,232	10.2	71	21.7
VI	4.5	773,950	134,663	4.4	43	18.0
VII	4.0	904,104	116,530	3.8	34	26.6
VIII	8.4	1,853,678	297,258	9.7	92	20.1
IX	2.4	864,929	133,425	4.4	55	15.7
X	4.3	1,061,735	190,921	6.3	46	23.1
Santiago Metropolitan Region	47.8	6,038,974	1,424,594	46.7	194	31.1

Subtotal	94.9	14,559,422	2,928,523	95.9	606	24.0
Regions without D&S Stores
III	2.6	252,353	57,001	1.9	19	13.3
XI	0.5	86,697	18,022	0.6	5	17.3
XII	2.0	151,869	50,090	1.6	15	10.1

Subtotal	5.1	490,919	125,112	4.1	39	12.6

Total	100.0	15,050,341	3,053,635	100.0	645	23.3

(1)	For the year ended December 31, 1998 (last update available).

(2)	Population according to last national census (April 2002 preliminary figures).

(3)	In millions of constant Chilean pesos.

(4)	May not sum due to rounding.

(5)	As of September 30, 2002.

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

     Growth in total net sales by supermarkets and other food stores in Chile is positively correlated to growth in consumer disposable income and the growth in GDP and inversely correlated to significant increases in real prices and sales or value added taxes. As a result, Chile’s current recession had a significant negative effect on supermarket sales. In Chile all products sold by supermarkets are subject to a value added tax of 18%, and soft drinks and alcoholic beverages are subject to additional taxes.

Chilean Operations

     General

     At December 31, 2002, we operated 62 stores which together had over 309,361 square meters of total selling space. Of the 62 stores we operated, four were Almac supermarkets, 23 were Ekono supermarkets, 21 were Lider hypermarkets, 13 were Lider Vecino hypermarkets, and one was a Lider Mercado hypermarket. We have reorganized our store divisions to administer Ekono and Almac jointly as a supermarket segment and Lider together with Lider Vecino and Lider Mercado as a hypermarket segment. The following table sets forth by store division, the number of stores, total selling area, average selling area, average sales per square meter, number of employees and net sales per employee at and for December 31, 2002:

		Total	Average	Average
	Number of	Selling	Selling Area	Sales per	Number of	Sales per
	Stores	Areas(1)	per Store(1)	Sq. Meter(2)(3)	Employees(4)	Employee(2)

Ekono-Almac	27	45,637	1,694	3.29	3,156	51.0
Lider-Lider Vecino-Lider-Mercado	35	263,624	7,532	3.18	13,249	59.9

Total	62	309,261	4,990	3.19	16,405	58.1

(1)	In square meters.

(2)	In millions of constant Chilean pesos.

(3)	Average square meters.

(4)	Full-time equivalent employees.

     Historically, we have experienced distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year During these periods, we promote the sale of non-food items, particularly by discounting imported goods, such as toys, throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, a decrease in sales usually occurs during the summer vacation months of January and February.

     Until 1999, the Ekono-Almac supermarket format accounted for the largest portion of our profits despite being surpassed by the Lider format in 1998 in total contributions to our net revenues. Ekono-Almac’s proportionally large contribution to our profit was a result of the higher gross margins generated by its supermarkets as opposed to our hypermarkets, which typically employ a lower pricing strategy. We expanded our hypermarket format with the conversion of three existing Ekono stores into Lider Vecino hypermarkets in 2000, two in 2001, six in 2002, and the opening of three Lider hypermarkets in 2001 and seven in 2002. As a result, the hypermarket format has overtaken the Ekono-Almac format and now accounts for the highest portion of our profits by contributing 80% of gross profit from stores and 68% of our total consolidated gross profit. The following table sets forth, for the periods indicated, the gross profit allocated to the principal segments of our Chilean business and their respective percentage of our total gross profit of such segments.

	Dec. 31, 2000			Dec. 31, 2001			Dec. 31, 2002
	Gross Profit		%	Gross Profit		%	Gross Profit		%

Ekono-Almac	Ch$	76,299	41.14	Ch$	57,726	27.27	Ch$	41,814	17.48
Lider-Lider Vecino-Lider Mercado		88,838	47.91		122,828	58.03		163,043	68.15
Other(1)		20,302	10.95		31,124	14.70		34,392	14.37

	Ch$	185,439	100.00	Ch$	211,677	100.00	Ch$	239,249	100.00

(1)	Other includes credit card operations and real estate operations.

     Over the last several years, our new store openings emphasized our larger formats, particularly Lider, Lider Vecino, and Lider Mercado. As a result, these larger formats now represent a larger percentage of our overall revenues. The following table sets forth, for the periods indicated, the net revenues from retail operations by store format in $ million and their respective percentage of our total net revenues:

	Year ended December 31,

	2000		2001		2002

	%	Net Revenues	%	Net Revenues	%	Net Revenues

Ekono-Almac	36.26%	308,959	26.28%	247,105	16.82	176,255
Lider-Lider Vecino-Lider Mercado	60.97	519,624	70.37	661,722	79.76	836,086
Other	2.77	23,559	3.35	31,482	3.42	35,896

Total	100.00%	$852,182	100.00%	940,310	100.00%	1,048,237

(1)	Other includes credit card operations and real estate operations.

     Supermarkets

     Within our different store divisions, we organize Ekono and Almac jointly as a supermarket segment. The stores included within the supermarket segment are traditional neighborhood supermarkets (average selling area of 1,694 sq. meters) providing a friendly atmosphere and personalized attention. These stores place an emphasis on the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, supermarkets located in higher income areas offer a variety of prepared dishes. At December 31, 2002, the supermarket segment had a total of 27 stores.

     Net revenues of our Ekono and Almac supermarkets together totaled $247,105 million in 2001 and $176,255 million in 2002, or 26.3% and 16.8%, respectively, of our total net revenues for such period. The decrease was principally attributable to the conversion of six stores from Ekono to Lider Vecino format, and to the fact that store expansion has been focused on the hypermarket division, which added seven new stores (Concepción, Puerto Montt, Calama, Valdivia, Rancagua, Los Angeles and Matucana) during 2002. Only one Ekono supermarket (Miraflores in Viña del Mar) was added in 2002.

     The following table sets forth, for the periods indicated, the percentage of net revenues of the particular product categories sold by Ekono and Almac:

	Percentage Contribution to Ekono and Almac's Sales
	in Chile by Product Category
	Year ended December 31,

	2000	2001	2002

Groceries	49.7	48.2	40.7
Perishables	44.5	44.7	47.4
Non-food items(1)	5.8	7.1	11.9

Total	100.0%	100.0%	100.0%

(1)	Percentages are of our company’s total product sales from our retail operations. This includes home, apparel, electronics and appliances.

     Ekono

     We opened our first Ekono supermarket in 1984 as a low-price alternative during a severe economic recession in Chile with a “low prices everyday” slogan. At December 31, 2002, we operated 23 Ekono stores, with an average selling space of 1,840 square meters, accounting in the aggregate for 13.7% of the total selling space of our Chilean operations.

     During 2002, six Ekono stores (San Bernardo, Tomás Moro, Recoleta, Los Morros, Santa Rosa and Independenica) were transformed into the Lider Vecino format, which explains the decrease in selling area and revenues reflected by the Ekono format in 2002 as compared with 2001.

     In 2002, one Ekono supermarket was opened in Viña del Mar, Region V, with 1,408 square meters of sales area. At December 31, 2002, there were 23 Ekono stores, 15 in the Santiago metropolitan region and 8 in the other Regions, equaling a total sales area of 42,326 square meters.

     Ekono’s stores emphasize convenience and exceptional value with clean, well-stocked, orderly stores, in addition to quality service and a friendly atmosphere. In keeping with their low price orientation, Ekono originally offered a more limited product line, simpler decor and fewer services than the Almac supermarkets, making use of prominent in-store signage promoting the low prices of products. These features have evolved, and current Ekono stores are less austere, with a warmer atmosphere, increased level of service and broadened product assortment. Ekono stores always emphasize groceries and perishables. The stores are well-lit and, in newer stores, include open entrances with natural lighting. Ekono stores have a range of 81 to 203 employees (full-time equivalents), 10 to 31 checkouts and store sizes ranging from 781 square meters to 4,000 square meters. The stores are open from 8:30 a.m. to 10:00 p.m., seven days a week.

     Through our Ekono chain, we seek to provide an attractive and convenient alternative to small, family-owned grocers and informal markets with a price/quality ratio that appeals to the middle and lower-middle classes. Our management believes that the Ekono chain is well-positioned to benefit from continuing growth in the Chilean economy and increasing purchasing power of Chile’s lower socioeconomic classes.

     Merchandising. Ekono supermarkets offer an average of 12,800 SKUs. The mix of products has remained roughly stable over the last several years. Like our other divisions, Ekono periodically assesses existing store layouts, shelving, product facings and product mix in an effort to deliver more product and service choices to consumers.

     Marketing. Ekono enjoys a high level of public recognition in the Chilean market and is identified as having a distinct strategy and market position in terms of price, product selection and service. Along with point of sale advertising, marketing primarily consists of bi-weekly catalogs distributed as inserts in local papers. Ekono’s catalog program has the highest distribution of any store catalog in Chile. The division uses television and radio advertisements for seasonal campaigns. As a division, Ekono dedicates roughly 1.5% of net sales to its marketing efforts, a substantial portion of which is defrayed by supplier payments. Ekono offers a low price guarantee whereby a customer will receive a refund of the difference for any item found elsewhere for a lower price. Marketing efforts focus particularly on Christmas and back-to-school campaigns. The most recent slogan for the Ekono format is “You are the one that counts.” This slogan stresses service and addresses working women who have little time to do their shopping.

     Starting in June 2003, however, all 23 existing Ekono stores will be transformed into the Lider format. We estimate that the transformation process will be completed by 2004.

     Almac

     Almac is the oldest of our supermarket chains. Organizationally, Almac was combined with Ekono in a supermarket division (distinguished from Lider and Lider Vecino, the hypermarket division). Almac was deemphasized as a format as five of nine Almac stores were converted into Ekono stores in 1998, 1999 and 2000. Almac stores emphasize convenience.

     Almac was historically positioned as a high quality, service-oriented neighborhood market. In order to reduce our number of formats and gain additional economies of scale, we converted certain Almac stores (Estoril, La Dehesa, Irarrázabal and Colon) to the Ekono format. We converted our last Almac store (Pedro de Valdivia) into an Ekono store in 2000. We currently operate four Almac stores, with an average selling space of 853 square meters representing 1.1% of the total selling space of our Chilean operations. The Almac stores are located in upper and upper-middle class neighborhoods in the northeast zone of Santiago. Net revenues attributable to Almac stores are presented together with the Ekono format.

     Almac stores have between 56 to 113 full time equivalent staff, 8 to 18 checkouts (an average of 12) and store sizes between 400 square meters to 1,227 square meters. The stores are open from 8:30 a.m. to 10:00 p.m., seven days a week.

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

     Merchandising. Almac offers on average 11,200 SKUs, which, although lower than the hypermarkets and megamarkets, is the highest in number of food items on a per square meter basis within our chain. Products include high quality perishables, specialty food, as well as ready-to-eat prepared food. Of the total selling space, approximately 95% is devoted to food items and the remaining 5% is devoted to non-food items.

     Marketing. Almac’s marketing strategy is to reinforce the store’s image as a high quality, personable and convenient supermarket. In addition to point of sale marketing, advertising for Almac consists principally of inserts in local newspapers but also includes periodic radio and television advertising. Almac uses a sales strategy that is intended to encourage frequent visits to the stores by discounting a different product area every day, Monday through Friday.

     Hypermarkets

     We manage Lider, Lider Vecino and Lider Mercado jointly within the hypermarket division. The Lider hypermarket, which was modeled after European predecessors, is characterized by selling spaces of between 6,020 (Lider Macul) and 13,243 (Lider Oeste) square meters offering, in addition to traditional food items, non-food items such as home appliances, electronics, hardware, sports, toys, textiles and articles for the home. The Lider Vecino hypermarket, on the other hand, is more of a compact hypermarket format, with sales areas ranging from 3,250 square meters (Los Angeles) to 4,720 square meters (Iquique).

     The hypermarket division—comprised of the Lider, Lider Vecino and Lider Mercado formats—includes 35 stores as of December 31, 2002 (20 of them are located in the Santiago metropolitan region and 15 in other Regions).

     Lider and Lider Vecino stores combine one-stop shopping with the lowest prices. All Lider and Lider Vecino stores either opened or were extensively remodeled within the last five years. The stores have an orderly, well-maintained appearance, with approximately 49% of the total selling space devoted to food items (groceries 25% and perishables 24%) and the remaining 51% devoted to non-food items. We have installed family-style cafeterias referred to as Patios de Comida (foodcourts) and coffee shops at certain locations in order to increase the use of Lider stores as destinations.

     Net revenues of our Lider, Lider Vecino, and Lider Mercado hypermarkets together totaled $661,722 million in 2001 and $836,086 million in 2002, or 70.4% and 79.8%, respectively, of our total net revenues for such period.

     The following table sets forth, for the periods indicated, the percentage of net revenues of the particular product categories sold by Lider, Lider-Vecino and Lider-Mercado:

	Percentage Contribution to Lider-Lider Vecino-Lider
	Mercado Sales
	in Chile by Product Category
	Year ended December 31,

	2000	2001	2002

Groceries	51.3	50.7	48.9
Perishables	31.0	31.8	32.3
Non-food items(1)	17.7	17.5	18.8

Total	100.0%	100.0%	100.0%

(1)	Percentages are of our total product sales from our retail operations. This includes home, apparel, electronics, appliances, beauty care and pharmacy goods.

     Lider

     In 1995, we introduced the economy hypermarket concept under the Lider tradename. We developed our Lider stores in response to the growth in size and in purchasing power of the Chilean middle class, the population segment for which the megamarket format has the greatest appeal, offering a “one-stop” shopping destination. We sought to position ourselves strategically in this market niche as a preemptive measure to the entry by international hypermarket operators into Chile or the expansion within Chile of Jumbo S.A. We currently operate 21 Lider hypermarkets with an average selling space of 9,475 square meters. Ten of the Lider hypermarkets are located in the Santiago metropolitan region and eleven in other Regions.

     Lider hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, thereby servicing various communities with one store. The Lider sites have ample parking spaces and are generally developed in conjunction with an assortment of complimentary stores (e.g., Blockbuster, McDonald’s, hardware superstores, cinemas, food courts, pharmacies). Lider stores have a range of 295 to 706 staff (full-time equivalents), 42 to 76 checkouts, an average store size of 9,475 square meters, and are open from 9:00 a.m. to 10:30 p.m., seven days a week.

     Lider Vecino

     We developed our Lider Vecino format in 2000 to target smaller communities with our hypermarkets by converting our larger, existing Ekono supermarket facilities, which range between 3,250 and 4,720 square meters, into Lider Vecino supermarkets. Our Lider Vecino format combines the convenience and pleasant atmosphere that characterizes neighborhood supermarkets with the advantages of Lider hypermarkets. These factors provide us with an advantage over our primary competitors in these communities, which are comprised of traditional supermarkets.

     During 2002, we built two new Lider Vecino stores (Los Angeles and Matucana) and transformed 6 Ekono stores into the Lider Vecino format (San Bernardo, Tomás Moro, Recoleta, Los Morros, Santa Rosa and Independencia). At December 31, 2002, we operated 13 Lider Vecino hypermarkets. Our Lider Vecino stores incorporate the characteristics of a Lider hypermarket in a smaller selling area. Lider Vecino hypermarkets have selling spaces that range between 3,250 and 4,720 square meters and typically offer the same items as traditional Lider hypermarkets. To launch this new format, we transformed certain larger, existing Ekono supermarket facilities into Lider Vecino hypermarkets.

     Lider Vecino hypermarkets cater to specific, smaller neighborhoods, as they have been converted from our existing Ekono supermarkets. Lider Vecino hypermarkets strive to combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and wide product assortment. Lider Vecino stores have a range of 234 to 425 employees (full-time equivalents), 26 to 44 checkouts, an average store size of 3,913 square meters, and are open from 9:00 a.m. to 10:30 p.m., seven days a week.

     Lider Mercado

     In July 2001, we launched our newest hypermarket format, known as Lider Mercado, with the opening of the Lider Puente Nuevo hypermarket in the municipality of Lo Barnechea (North East side of Santiago), which has the highest income and spending levels of any district in the country. Located along one of the major thoroughfares in Santiago, this Lider Mercado store serves 148,080 households in the districts of Las Condes, Vitacura and Lo Barnechea. Although there are currently three other hypermarkets in this area—Lider Vitacura, Carrefour and Jumbo Kennedy—the new Lider Mercado can be distinguished from the others, as it brings together state-of-the-art technology and multiple innovations in structure, lay-out, product assortment and services. All of these features, together with the low prices which characterize Lider stores, work together to provide a store format designed to satisfy the most demanding customers.

     Our Lider Mercado store has 12,164 square meters of sales area, 64 check-outs and 664 full shift employees at December 31, 2002, accounting for 5.2% of the total sales of the hypermarket division and representing 43% of total company retail sales.

     Lider Mercado has a four floor structure which includes a three floor parking garage along with a store level including a mezzanine which houses the music and entertainment section. There are two main entrances for the public. The front part of the store includes an exhibit of fruits and vegetables along with a flower shop offering a selected assortment of flowers and plants. Space inside the store is divided into different areas for the different product lines: home, apparel, wines and spirits, among others, and also includes a pharmacy inside the health and beauty area.

     Among our store formats, our Lider Mercado Puente Nuevo store offers the broadest assortment of products (42,600 SKUs), including Buffet private label products, which were first introduced in this store.

     A number of new features have been developed in our Puente Nuevo store in order to facilitate customers’ shopping experience, including, the introduction of specialized weighing systems, electronic price labeling, and specific signaling. These new features aim to fulfill our primary goal of customer satisfaction by providing a superior standard of service, a broader assortment of products and the lowest prices on the market.

     Lider, Lider Vecino, and Lider Mercado

     Merchandising. Lider, Lider Vecino, and Lider Mercado’s low price strategy requires each store to be a low-cost operator with high sales volumes to obtain economies of scales on fixed costs. A significant component of this strategy are private label products under the “Lider” brandname which permit lower prices at moderate gross margins as well as improved bargaining power with suppliers. See “—Complementary Operations—Private Label Products”. Lider, Lider Vecino, and Lider Mercado offer on average 30,000 SKUs, the highest in our chain.

     Marketing. Lider, Lider Vecino, and Lider Mercado pursue marketing strategies designed to reinforce its image of providing low prices every day along with a wider selection. Lider stores have established a reputation in the market as stores that offer low prices and “one-stop” shopping. Along with point of sale advertising, marketing for Lider and Lider Vecino primarily consists of bi-weekly catalogs distributed as inserts in local newspapers and as direct mailings, and includes some more expensive television or radio publicity. In addition, Lider and Lider Vecino use prominent signage, particularly in the vicinity of store locations. Lider and Lider Vecino periodically launch marketing campaigns that frequently have seasonal themes: “Back-to-School”; “Wintertime”; “Camping and Gardening”; and, “Christmas” as well as bi-monthly mini-campaigns with themes like “Take Three, Pay for Two,” games of chance such as “Scratch and Win” and sporadic promotions, particularly of perishable products. Advertising expenses currently represent 1.3% of the hypermarket division net sales.

     Private Label Products

     Private label sales represent 11.2% of total company sales. In groceries, they account for 9.6% of total sales, while in perishables private labels (Buffet) represent 0.9% of sales. Private labels have become very prominent in non-traditional business areas, comprising 13% of total sales for general merchandise, 25.6% for home supplies and 78% for clothing in the non-traditional sales area.

     In 2000, as part of our plan to continue offering new private label products to our customers, we added the brand “Acuenta” to our already well-known brands “Ekono” and “Lider”. We were able to position the new label Acuenta as the lowest priced in its category, allowing it to gain a large amount of acceptance among customers.

     During 2001, the existing private labels were complemented by “Buffet” private label products including a fine selection of perishables such as chocolates, pasta, cheeses, and general delicatessen products. Buffet products are intended to compete with the highest quality perishables on the market. They were first launched at the Lider Mercado Puente Nuevo store. A new area of business, Café Buffet, was born out of the Buffet line, serving shoppers a variety of Buffet products. Both the Buffet private label and the Cafes, which were later expanded into cafeterias, have gradually been implemented in other company stores, both in the Lider and Ekono formats.

     During 2002, we introduced two new private labels, “Boulevard” in the clothing area and “Haus” in the home supply area.

     Purchasing, Supply, Distribution and Inventory Management

     Purchasing and Supply. Our purchasing activities for Almac and Ekono are carried out on a centralized basis through our distribution center and for Lider, though gradually changing to such a centralized basis, mainly through D&S’ purchasing department. In each case, store managers report inventory requirements to the central purchasing department which is responsible for assuring an adequate supply. We attempt to take advantage of our purchasing volume to obtain the most advantageous mix of price and payment terms. Because of our large purchasing volumes, we extended the payment terms to suppliers to an average of 54 days during 1998. This extension was maintained with little variation through 2000 and 2002. For 2002 the average payment term was 52.56 days. Inventory was held for an average of 34.9 days during 2002.

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

     We purchase merchandise from numerous manufacturers, distributors, processors and growers in Chile (over 1,600 suppliers). We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. In 2002, no single supplier accounted for more than 5.5% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 23.8% of our purchases in 2002, and the 50 largest accounted for 51.9%. Certain products (e.g., fish) are purchased from affiliated companies. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

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

     Currently, our distribution center supplies approximately 54.9% of the goods sold in Ekono and Almac stores, and 51.2% of goods sold in Lider stores. Our total percentage of centralized distribution is 51.9%. Since we have expanded into the Regions, we may consider building other distribution centers to service those stores. Our target for the future is centralizing the distribution of up to 80% of the products sold in all of our stores. The remaining 20% corresponds to goods that, given their nature and sale volumes, are more efficiently and cost-effectively delivered directly by suppliers.

     Inventory Management. A principal objective of our investments in distribution and information management technology is inventory control. We believe that our distribution center and high level of automation has improved our inventory controls and significantly reduced the levels of stock-outs. In addition, we are seeking to reduce our “shrinkage,” which includes losses in inventory, losses and damage during transportation, and theft. Shrinkage in the supermarket format (Ekono-Almac) was reduced from 1.48% of total sales in 2001 to 1.42% in 2002. Given the nature of the goods sold and the higher volume of sales in hypermarkets (i.e. higher percentage of non-food inventory), shrinkage at Lider stores increased to 2.1% of total Lider sales. On a consolidated basis, shrinkage in all of our stores increased from 1.75% to 1.98% of total sales between 2001 and 2002.

     Shrinkage reduction is one of the numerous tasks undertaken through our Faro project. This comprehensive program aims at better purchasing and negotiation processes, higher logistic efficiency, higher productivity in the store finally resulting in reduced inventory and shrinkage. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

     Service and Standardization

     We seek to ensure the highest levels of customer service. We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual’s skills. Every employee, from a cashier to a division manager, receives a description of his or her responsibilities and ongoing training designed to provide each employee with opportunities for improvement and career advancement as well as promote a spirit of leadership and service. Employees are regularly briefed on the performance of their store and our company as a whole. In 2002, 6,140 associates were trained in 695 courses, 431 of which were offered directly by the company and 269 by third parties. A total of 7.5 million man-hours are invested in training. On an annual basis, approximately one-third of our nearly 16,000 employees, are expected to visit the headquarters/school of service for ongoing training. Each store has a suggestion/complaint box offering a means for customers to communicate with management. Through these boxes we receive an average of 3,500 suggestions/complaints per week. Every person making a suggestion or complaint receives a written response. In addition, we have invested in customer service phone lines as part of our effort to facilitate communication between our customers and management. These phone lines receive an average of 800 calls per week. We also operate laboratories located at our distribution center in order to conduct random testing of products and approve new products as part of ongoing efforts to ensure the quality of our products.

     For each of our formats, we are engaged in an ongoing effort to standardize both the appearance of our stores and their operating procedures. Our renovation program is designed, in part, to bring the stores within each format into closer conformity in appearance, thereby projecting a consistent brand image. In 1997 this effort included conversion of the two newly acquired Fullmarket stores into a Lider and a Hiper Ekono. In 1998 this effort included redefining the Super Ekono and Hiper Ekono into one Ekono concept and the conversion of four Almac stores into the Ekono format. In 1999, we transformed one Almac store into the Ekono format as part of this continuing effort. In 2000, this effort included the conversion of three larger Ekono supermarkets into our new Lider Vecino format and the transformation of one Almac store into the Ekono format. In 2001, we transformed two additional Ekono stores into the Lider Vecino format and invested in remodeling existing Ekono stores. During 2002, we transformed 6 Ekono stores into the Lider Vecino format. In addition, we develop and maintain operating manuals outlining our procedures relating to maintenance, security and accounting, for example.

     Credit Card Operations

     As we expanded through our Lider stores into the market for higher priced durable goods, including household appliances, electronics and clothing, we recognized the importance of making an in-store credit card available as a means of financing consumer purchases of these higher priced items. Due to the high levels of rejection (approximately three-quarters) of new account applicants by the local bank managing our in-store credit card, Presto, and due to the potential benefits of an integrated credit card operation for our various store formats, we decided to develop our credit card operations as a separate operating unit servicing our Lider division, Lider Vecino stores, and Ekono stores in certain regions. During 2002, all of our 62 stores (including all Ekono and Almac supermarkets) accepted the Presto card. During the course of the year, the number of active accounts increased by 95.7%. At December 31, 2002, Presto had a total of 561,552 accountholders. In 2002, our Presto credit card operations averaged a monthly charge volume of $7.799 million (US$10.9 million), representing approximately 12.2% of the total sales volume of Lider and 10.1% of our total sales. Interest income generated by our Presto card operations is recorded under other revenues and represents 1.1% of our consolidated total revenues.

     We target our credit card operations for significant expansion and believe the expansion of our credit card operations will offer the following advantages:

•	enhanced consumer purchasing power in our stores, permitting greater volume of sales of more expensive items;

•	prospects of a profitable credit business;

•	enhanced customer loyalty due to the convenience offered by the Presto card; and

•	the development of an extensive database permitting us to enhance merchandise selection and to direct our marketing efforts more effectively.

     Information Technology

     We believe we are the leader in the Chilean food retail industry’s application of modern information technology to manage its business with technology that is comparable to the highest standards worldwide. Over the last three years, we have invested an average of US$6.0 million per year (approximately 0.5% of our net sales and over 5% of our capital expenditures) in computers and information technology. This investment enabled us to fully automate our back office, distribution and check-out operations, resulting in reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner.

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

     Management Information Systems. We invested in modern computer hardware in order to improve the efficiency of our accounting, control systems and financial management operations and employ 40 computer professionals and retain specialized consulting services from 5 information technology professionals. Most of the software used by our company was developed in-house. Additionally, other software was acquired during the last four years such as E3 (a buying software), SLIM (a store replenishment software), Worldwide Chain Store System (a warehouse management system) and S.A.P. (financial accounting module, fully operational since the second half of 2001). Through the use of the electronic data interchange (EDI) system, we are integrating our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers.

Argentine Operations

     In December of 1999, we entered into a contract to sell 100% of the shares of Ekono-Argentina to Disco S.A. for US$150 million. Of the total purchase price, US$60 million was paid in cash in May 2000 and the balance payable in May 2003. At the time of sale, Ekono-Argentina consisted of ten stores in Argentina which operated in the Ekono format and had net revenues of $97,771 million, representing 10.8% of our company’s consolidated net revenues.

     We acquired Ekono-Argentina on September 30, 1996 and assumed managerial control October 1, 1996. In 1999, Ekono-Argentina recorded net income equivalent to a loss of $11,263 million (US$19 million), and its sale to Disco S.A. generated a loss of $13,757 (US$23 million). We were prevented from achieving the necessary economies of scale to be competitive and profitable in Argentina as a result of:

•	economic conditions in Argentina combined with the strong local presence of Disco S.A. and Coto;

•	international penetration by the likes of Wal-Mart and the Dutch firm, Ahold; and

•	our small presence of ten stores, representing slightly more than a 1% market share.

     In addition to reducing our long-term debt with income from the sale, the sale of Ekono-Argentina allowed us to focus on opportunities for growth within Chile. In view of subsequent events in Argentina, we believe this divestiture was well timed.

     According to the sales contract for Ekono-Argentina, the remaining US$90 million payment is guaranteed by the Netherlands Antilles company, Disco-Ahold International Holdings N.V.

     We were informed in December 2002 that Disco S.A. would not pay us the entire US$150 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under Argentine dollar convertibility regulations. On May 2, 2003, Ahold made payment of 126 million Argentine pesos, the equivalent of US$45 million, based on an effective exchange rate of 2.8 Argentine pesos to 1 U.S. dollar. This amount remitted by Ahold remains in Argentina. We are seeking approval from the Central Bank of Argentina to remit this amount to Chile. We do not accept Ahold’s attempt to reduce our balance due under the Argentine convertibility regime.

     See “Information on the Company—Legal Proceedings”.

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

     At December 31, 2002, we operated six shopping malls: La Dehesa, Maipú, Puente Alto, Gran Avenida, Viña del Mar and Antofagasta, with 305 stores inside the malls. The shopping malls have a total of 126,728 square meters of sales area of which 47%, or approximately 59,728 square meters, is rented to third party merchants, with the remainder rented to our stores (67,000 square meters). Additionally, the real estate division manages leases corresponding to approximately 689 retail locations (31,923 square meters in total) in our supermarkets and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). Altogether the real estate operations generate rental income from 91,651 square meters of rental space, corresponding to 994 retail locations in total, including stores in shopping malls and supermarkets. In 2002, our real estate operations generated net revenues in the amount of $10,638million (US$14.8 million) in annual rental income from our properties, after deducting $2,745 million (US$3.8 million) in rental income received from our supermarkets.

     Private Label Products

     Private label sales represent 11.2% of total company sales. In groceries, they account for 9.6% of total sales, while in perishables private labels (Buffet) represent 0.9% of sales. Private labels have become very prominent in non-traditional business areas, comprising 13% of total sales for general merchandise, 25.6% for home supplies and 78% for clothing in the non-traditional sales area.

     Our strategy is to target the leading brand in a product category and to price our product approximately 10% lower with comparable quality. We believe our private label products, sold under the brandnames “Lider”, “Ekono” and “Acuenta” (introduced in 2000), offer our customers comparable quality at lower prices compared to branded products. In 2001, we launched the new private label, “Buffet,” under which we offer broad assortment of top quality food products with an emphasis on personalized attention. Private label products offer us approximately 26% higher margins than branded products. In 2002, our private label products had total sales of $103,915 million (US$144.6 million).

     We target the expansion of sales of our private label products through improved merchandising, greater product offerings and strict quality control. At 11.2% of total sales, our private label sales are still three to four times lower as a percentage of total sales than international benchmark levels. However, we are making progress on a yearly basis, as represented by the fact that in 2001 private label sales rose to 10.4% of our total sales.

New Opportunities

     We operate in a market that extends beyond the traditional area of groceries, including such items as apparel, housewares, and electronics. In addition, we added pharmacies and cafés to a number of our stores in 2001, and subsequently developed in the course of 2002. Our financial services also realized an important growth in 2002. In light of this business expansion, we now compete not only against such traditional competitors as neighborhood groceries and open fruit and vegetable markets, but also against department stores and other types of retailers.

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

     Pharmacy

     We have used our retail infrastructure to begin selling pharmaceuticals in our own pharmacies. Our first pharmacy opened in July 2001 in the Lider Mercado Puente Nuevo store. Drugstores in Ekono Grecia, Lider Departamental, and Ekono Pajaritos soon followed. This new activity has opened a market to us with approximately US$800 million in sales per year. In the course of 2002, we added several new pharmacies to our supermarkets, and at December 31, 2002 we had 19 pharmacies in operation, which represented 0.5% of total company sales and 0.5% of the pharmacy market. At May 2003, we had 24 pharmacies compromising 1.3% of total company sales.

     Cafés

     During 2001, we expanded our Buffet line of food products into a new area with the establishment of our Café Buffet line of cafés. These cafés are designed to serve customers with a variety of Buffet products. Both the Buffet private label and the cafés, which we later expanded into our Café Buffet line of cafés and cafeterias, have gradually been implemented in other D&S stores.

     All of these ventures fall within the scope of our strategy of increasing our share of family spending, which is currently approximately 6.6%, D&S estimates at October 2001, (as opposed to our 30% share of the supermarket industry). We see a great opportunity for growth in this area.

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

     We operate the largest chain of supermarkets in Chile in terms of net sales. Our principal competitors include Santa Isabel, Jumbo and Unimarc. Santa Isabel, affiliated with the Dutch chain

Ahold, is the second largest supermarket chain in Chile. It is especially strong in the Regions outside the capital city, and its market share for the period January to April 2003 was estimated at 8.6%. Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population. Jumbo’s business strategy emphasizes offering a broad range of high quality goods and services. It is currently undergoing an expansion process, and its market share from January to April 2003 was estimated at 9.7%. Despite Jumbo’s acquisition of the Santa Isabel supermarket chain, our calculations have not accounted for this because the acquisition process had not yet been completed at June 2003. Unimarc is a traditional supermarket chain focusing on the middle and high-income sectors. Its market share from January to April 2003 was estimated at 3.5%. The following table sets forth our estimates of the percentage of annual supermarket net sales attributable to each of the eight largest supermarket chains in Chile in terms of net sales and the number of stores of each of these for the period from January to April 2003. Market share figures consider the four month period ending January to April 2003:

	Percentage	Number
	of Sale	of Stores

D&S(1)	30.4%	62
Santa Isabel	8.6%	75
Jumbo	9.7%	7
Unimarc	3.5%	39
Montserrat	2.9%	20
San Francisco	3.2%	8
Montecarlo	2.5%	12
Carrefour	2.6%	5
Others	36.6%	443

Total	100.0%	671

(1)	Includes Lider, Lider Vecino, Lider Mercado, Ekono and Almac.

     Foreign retailers are beginning to enter the Chilean market. In 1998, Ahold International (Netherlands) entered the Chilean market through a joint venture with Velox (a financial investor), Disco S.A. and Santa Isabel, referred to as the Ahold-Disco Venture. During 1999, Ahold-Disco Venture focused upon resolving certain existing operational, commercial and financial problems of Santa Isabel. In addition, Carrefour (France) opened its first store in Chile in the Lonquén area of Santiago, a low income level neighborhood, in November 1998 and a second store in Las Condes, a high income neighborhood, in 1999. In 2000, a third Carrefour store was opened in the South East area of Santiago, in a middle-low income neighborhood (Quilín store). In 2002, Carrefour opened the fourth hypermarket in the neighborhood of La Florida, a highly populated area in Santiago, and a fifth hypermarket also in Santiago in the first half of 2003. During the period of January to April 2003, its country market share was 2.6%

     We believe that we are well-positioned within the Chilean market to compete effectively. Our multiple formats have permitted us to diversify into different segments of the population. Due to this diversification, we are less vulnerable to any particular type of competitor. Furthermore, we benefit from certain economies of scale within the Chilean market since we stand as the largest supermarket chain in Chile. Finally, our strategy of purchasing strategic store location properties allows us to project our expansion and capital expenditure program with greater accuracy, and be less susceptible to the lack of availability of prime real estate.

     As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (home, electronics, apparel, pharmacy and café), we compete in a market far larger than the supermarket industry that includes department stores, specialty stores and other retail entities. This market provides numerous opportunities to expand the scope of our business.

Trademarks, Tradenames and Service Marks

     We own certain trademarks, tradenames and service marks used in our business, including Almac, Ekono and Lider and their respective logos, covering the Chilean market. We believe that our trademarks, tradenames and service marks are valuable assets, which differentiate us from our competitors.

     Our brands are duly registered.

Insurance

     We maintain insurance policies covering, among other things, fires, earthquakes, floods and general business and third party liability. Our management believes that our insurance coverage is adequate for our business.

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

     Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products in Chile. Our supermarkets are subject to inspection by the Servicio Nacional de Salud (“National Health Service” or “SNS”), which inspects supermarkets on a regular basis and takes samples for analysis. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (“Agricultural and Livestock Service” or “SAG”). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the SNS.

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

Capital Expenditures

     The supermarket business is capital intensive. Over the past five years, we spent approximately US$614 million, primarily to develop and expand our store formats. In the years 2003 through 2004, we expect to invest a total of US$140 million in order to open 8 new stores in Chile, the majority of which will be located in existing structures, with only a few requiring new construction. We expect to open three stores before the end of 2003. Our projected capital expenditures may vary substantially from the numbers set forth below as a result of market competition and the cost and availability of the necessary funds.

     We project capital expenditures of $35,931 million (US$50 million) for the year 2003, which are required for the opening of four new stores, the remodeling of existing stores, the transformation of two stores, logistical investments in the cold products supply chain and the purchase of land for new projects. We plan to open eight stores before the end of 2004, all of the Lider format. We also plan to transform all Ekono stores into the Lider format. This will require an additional US$100 million of capital expenditures for 2004. The projected capital expenditures will be concentrated in the Lider format in order to take advantage of the increasing purchasing power of the middle and lower middle classes in Chile to which these formats are targeted. In 2004, we also plan to open a new warehouse to store all our frozen goods. The following table sets forth our actual capital expenditures for 2000, 2001 and 2002 and projected capital expenditures for 2003 and 2004:

	Actual for year ended
	December 31,			Projected		Total Projected

	2000	2001	2002	2002	2003	2004	2003-2004

Number of stores at beginning of year	51	52	54	54	62	66	62
New stores opened or acquired	1	3	8	8	4	4	8
Stores sold or closed	—	1	—	—	—	—	—
Existing stores remodeled or expanded	—	2	2	2	0	0	0
Existing stores transformed into another format (Almac into Ekono and Ekono into Lider Vecino)	4	2	6	6	2	25	27
Number of supermarkets at end of year	52	54	62	62	66	70	70
Format of stores at end of year:
Almac(1)	4	4	4	4	4	0	0
Ekono	30	28	23	23	21	0	0
Lider-Lider Mercado	14	17	22	22	23	24	24
Lider Vecino	—	5	13	13	18	46	46
Capital expenditures(2)	Ch$50,039	Ch$71,199		Ch$68,268	Ch$35,931	Ch$71,862	Ch$107,793
	(US$69.6 million)	(US$99.1 million)		(US$95 million)	(US$50 million)	(US$100 million)	(US$150 million)

(1)	Includes Almac

(2)	In millions of constant Chilean pesos.

Description of Property

     In the last five years we invested approximately US$614 million in real estate and opened 17 stores (excluding investments in Ekono-Argentina stores). For the period of 2003 through 2004, we envision capital expenditures of US$140 million to open 8 additional stores (26,000 sq. m) resulting in a total of 70 operating stores by the end of 2004 in Chile. In addition, one Ekono store will be transformed into the Lider Vecino format during 2003.

     An important component of our development is the early acquisition of strategically located properties, by which we accumulate a stock of valuable undeveloped properties that gives us control of our expansion process in Chile. We increasingly develop our projects as “commercial centers” in which one of our stores is combined with other non-competing stores (e.g., McDonald’s, Blockbuster) to create a complete shopping destination for consumers. We developed seven stores in “Power Centers,” in which the property was developed in conjunction with Homecenter Sodimac, a hardware superstore. This strategy has also allowed us to defray our real estate costs by fully developing the commercial potential of the properties.

     Although our real estate activities were historically carried out through subsidiaries, principally Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. and Constructora e Inmobiliaria El Rodeo S.A., in December 1995, such subsidiaries were merged into our company and a separate division was established to administer our real estate interests and develop our properties as required by our supermarket expansion program.

     At December 31, 2002, we owned 52 (of which five were subject to financial leases) of our 62 store locations in Chile with 1,032,139 square meters built up and 1,009,777 square meters of land for new projects. In addition, we own the La Dehesa, Maipú, Puente Alto and Gran Avenida shopping centers in Santiago, and the Viña del Mar and Antofagasta shopping centers in the cities of the same name. We currently lease properties adjacent to our stores to a hardware superstore, McDonald’s and Blockbuster, among others. Leasing properties to third parties accounted for revenues of $10,638 million (US$14.8 million) in 2002. In addition, at December 31, 2002, we owned our headquarters/service school and the adjacent distribution center at Quilicura, in the outskirts of Santiago, and 15 additional sites for new projects. A significant portion of these sites are strategically located at major intersections or other desirable store locations.

     The following chart presents a breakdown of our Chilean facilities at December 31, 2002, including their respective location, opening date, remodeling date, size and type of property each facility represents:

							Type of
			Last Year				Property
	Region	Date Opened	Remodeled	Facility Size		Selling Area	Interest

				(Sq. Meters)		(Sq. Meters)

Almac
Plaza Lyon	SMR	1982	—	2,270		1,227	Owned
Vitacura	SMR	1962	1987	2,076		1,184	Owned
Parque Arauco	SMR	1982	1997-1998	700		600	Leased
Manuel Montt	SMR	1997	—	500		400	Leased
Ekono
Colón	SMR	1971	1991	3,183		1,675	Owned
Tobalaba	SMR	1984	1997	3,014		1,411	Owned
Grecia	SMR	1984	—	3,433		1,590	Owned
Gran Avenida	SMR	1988	—	3,075		1,498	Owned
Plaza Egaña	SMR	1990	1997	3,984		1,780	Owned
Estoril	SMR	1982	1992	3,673		2,298	Owned
La Dehesa	SMR	1992	1996	5,711		3,702	Owned
Maipú	SMR	1992	1997	2,295		1,300	Owned
La Frontera	IX	1992	—	3,645		2,188	Leased
Apoquindo	SMR	1992	1997	2,931		1,515	Owned
Seminario	SMR	1992	—	2,088		1,013	Owned
La Calera	V	1992	—	1,864		974	Leased
Quilpué	V	1993	—	1,544		866	Leased
Calama	II	1993	—	2,429		1,390	Leased
Chuquicamata	II	1993	—	2,136		1,080	Leased
Pedro de Valdivia	SMR	1975	2000	3,378		1,782	Owned
Irarrázabal	SMR	1961	1999	3,731		2,064	Owned
Arica	I	1998	—	24,499		3,500	Owned
Latadia	SMR	1998	1998	5,318		1,545	Owned
Pajaritos(4)	SMR	1997	2000	14,451		2,891	Owned
Los Domínicos	SMR	1998	—	25,164	(2)	4,000	Owned
Marina Arauco	V	1999	—	1,244		781	Leased
Miraflores	V	2002	—	2,562		1,408	Owned
Lider
Puente Alto	SMR	1995	1997	9,078		10,244	Owned
Pajaritos	SMR	1996	—	32,634	(2)	9,133	Owned (1)
Alameda	SMR	1995	1997	37,028	(2)	9,396	Owned (1)
Viña del Mar	V	1995	1997	108,648		13,030	Owned
Departamental	SMR	1996	—	37,627	(2)	9,133	Owned (1)
El Belloto	V	1998	—	31,963	(2)	8,960	Owned
La Serena	IV	1998	—	31,043		9,340	Leased
Vitacura	SMR	1998	—	35,430	(2)	8,550	Owned
Oeste	SMR	1998	—	22,409		13,243	Owned
Bío-Bío	VIII	1998	—	35,336		12,716	Owned
Antofagasta	IX	1998	—	61,617	(2)	11,500	Owned
Santa Amalia	SMR	1998	—	44,625	(2)	12,710	Owned
Gran Avenida	SMR	1996	1997	16,822	(2)	9,550	Owned
La Reina	SMR	2000	—	18,649		11,500	Owned
Outlet Pajaritos(4)	SMR	2000	—	1,611		1,611	Owned
Temuco	IX	2001	—	23,789		6,650	Owned
Macul (5)	SMR	2001	—	30,875		6,020	Owned
Concepcion II	VIII	2002	—	43,839		8,560	Owned
Puerto Montt	X	2002	—	29,092		8,400	Owned
Calama	II	2002	—	13,369		6,854	Leased
Valdivia	X	2002	—	24,233		6,152	Owned
Rancagua	VI	2002	—	12,338		7,336	Owned
Lider Vecino
Tomás Moro (6)	SMR	1995	—	5,339		3,340	Owned

							Type of
			Last Year				Property
	Region	Date Opened	Remodeled	Facility Size		Selling Area	Interest

				(Sq. Meters)		(Sq. Meters)

Independencia (6)	SMR	1997	—	18,941	(2)	4,608	Owned (1)
Los Morros (6)	SMR	1998	—	12,939		4,096	Owned
Recoleta(6)	SMR	1998	—	14,563	(2)	4,200	Owned
Santa Rosa(6)	SMR	1998	—	12,646	(2)	4,036	Owned
San Bernando(6)	SMR	1998	—	9,236	(2)	3,700	Owned (1)
Vicuña Mackenna	SMR	1985	1996-2000	7,738		4,215	Owned
Vespucio Sur	SMR	1993	1997-2000	6,853		3,900	Owned
Iquique	I	1997	2000	17,684	(2)	4,720	Owned
Talca	VI	1997	2001	16,630		4,130	Owned
Osorno	X	1998	2001	8,289		3,300	Owned
Los Angeles	VIII	2002	—	12,029		3,250	Owned
Matucana	SMR	2002	—	11,898		3,563	Owned
Lider Mercado
Puente Nuevo	SMR	2001	—	44,421		11,850	Owned
Shopping Centers(3)
La Dehesa	SMR	1992	—	15,000		13,081	Owned
Las Palmas (Maipú)	SMR	1992	—	10,800		4,534	Owned
Puente Alto	SMR	1998	—	49,127		28,267	Owned
Gran Avenida	SMR	1998	—	49,895		17,324	Owned
Viña del Mar	V	1998	—	108,648		41,522	Owned
Antofagasta	II	1999	—	80,000		22,000	Owned

(1)	Indicates real estate subject to financial lease arrangements (similar to sale-leasebacks). We retained ownership of the buildings in the Independencia, Puente Alto and Departamental locations, entering into sale-leaseback arrangements only for underlying real estate. In all cases the properties revert to us at the expiration of the lease.

(2)	Includes underground parking.

(3)	In selling area, all stores are included, in addition to the super/hypermarkets.

(4)	During the second quarter of 2000, Ekono Pajaritos was remodeled so as to reduce its selling area to 2,991 square meters. Its remaining 1,611 square meters were redesigned into the Pajaritos Outlet which, although not a hypermarket, finds its selling area included in the total square meters for our hypermarket format.

(5)	Lider Macul was built on the site where Ekono Macul, demolished in January 2001, was previously located. Adjacent land was added to develop Lider Macul (opened in August 2001).

(6)	These stores were transformed from Ekono supermarkets into Lider Vecino hypermarkets.

     The following chart presents a breakdown of our undeveloped real estate holdings in Chile, including the property’s size and location:

	Sites	Square Meters
Region
V, SMR	13	936,728
VI, VIII, IX, X, XII	2	73,249

Total	15	1,009,777

     Although our general policy is to purchase our properties in order to secure strategic locations against competitors, this is not feasible in certain cases, particularly those store sites within shopping centers. In such instances, we lease the desired locations, if strategically justified. Our leased stores have initial terms ranging from one to five years. We generally pay a variable rent based upon the store’s revenues.

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

Legal Proceedings

     We are party to certain legal proceedings in Chile arising from the normal course of our business which we believe are routine in nature and incidental to our operations. We do not believe that the outcome of the proceedings to which we currently are a party, other than as noted below, are likely to have a material adverse effect upon our operations, financial condition, results of operations, cash flows or prospects.

     Disco-Ahold Litigiation

     We are also currently litigating a dispute stemming from the sale of Ekono-Argentina to Disco S.A. in December of 1999. Under the terms of sale, Disco S.A. paid us US$60 million of the US$150 million purchase price in May 2000, with the balance of US$90 million coming due in May 2003. The deferred payment amount was guaranteed by Disco-Ahold International Holdings N.V. a Netherlands Antilles Company. We were informed in December 2002 that Disco S.A. would not pay us the entire US$150 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under Argentine dollar convertibility regulations. On May 2, 2003, Disco S.A. made payment of 126 million Argentine pesos, the equivalent of US$45 million, based on an effective exchange rate of 2.8 Argentine pesos to 1 U.S. dollar. This amount remitted by Ahold remains in Argentina. We are seeking approval from the Central Bank of Argentina to remit this amount to Chile.

     Our company has steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A.and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and have commenced legal actions against the guarantor, in the Netherlands Antilles, and against its parent, Royal Ahold, in the Netherlands, in order to collect the defaulted amount in full.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with our consolidated financial statements including the notes thereto included elsewhere in this Annual Report. We prepare our financial statements in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. Note 24 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation with U.S. GAAP of net income and total shareholders’ equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. Accordingly, all financial information regarding our company, unless otherwise indicated, was restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets, liabilities and shareholders’ equity, such that all such information is presented in comparable monetary terms. These changes are based on the CPI measured from December 1 to November 30 of each year. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on our net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered “monetary” for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of “monetary” assets and liabilities include accounts receivable, accounts payable and cash. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation with GAAP. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos of December 31, 2002 purchasing power.

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

     Notes and accounts receivable and other assets

     We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on the period of nonpayment of balances, which is presented as a deduction from Notes Accounts Receivable and Other Assets. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past.

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

     Long-lived Assets

     Our company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, derived from the present value of expected cash flows.

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

     Revenue Recognition

     Revenues are recognized at the point of sale to retail customers. Income for in-store promotions, or other incentives from suppliers that are non-refundable credits or payments are recognized when the related activities that are required by the supplier are completed, the amount can be fixed or is variable and determinable, and the collectability is reasonably assured. Funds that are directly linked to advertising commitments are recognized as income once the related advertising commitments are satisfied. Revenues from our real estate division and distribution centers are recognized as income when the services are provided. The principal and interest related to revenues from our credit card operations are recognized at the close of each year. We also maintain allowances for possible estimated losses due to bad debts that result from the inability of our customers to make required payments.

     Generally accepted accounting principles specify the conditions we observe in recording our revenue generating activities. Accounting for sales incentives and other similar consideration between a vendor and a retailer or a customer under U.S. GAAP is currently under review by the Financial Accounting Standards Board, a Chilean governmental organization in charge of developing and approving new accounting standards. Although we continue to assess the effect of any changes in the standards, we currently do not believe they will have a material effect on our consolidated financial statements.

     Recent Accounting Pronouncement

     In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, “Combinaciòn de Negocios Inversiones Premantes y Consolidación de Estados Financieros.” This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on our results of operations, financial position or cash flows of our company. SFAS 143,

Accounting for Asset Retirement Obligations (“SFAS 143”), was issued in June 2001 — SFAS 143 address financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. SFAS 143 requires that the fair value of liability of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived assets. The Group will be required to adopt SFAS 143 on July 1, 2002. We believe that the effect of implementing this pronouncement will not be a material impact on our financial statements.

     In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” which required that all gains and losses from extinguishments of debt be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishments of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, “Accounting for Leases,” to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as in sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. We do not expect SFAS 145 to have a material impact on our results of operations or financial condition.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entitles subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. We do not believe that the adoption of FIN 46 will have an impact on our financial statements.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transaction and Disclosure (“SFAS 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the results of operations. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We do not believe that the adoption of SFAS 144 will have impact on our financial statements.

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, this statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring),” under which liability is recognized at the date an entity commits to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions are applicable on a prospective basis and are effective for any exit and disposal activities initiated after December 31, 2002. We have not entered into any exit or disposal activities subsequent to the effective date.

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurements requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

     In January 2003, the Emerging Issues Task Force issued, “Accounting by a Reseller for Certain Considerations from a Vendor” as EITF 02-16. This EITF clarifies the accounting by the reseller for certain considerations such as rebates, discounts, etc. received from a vendor. This EITF also addresses the classification if such consideration in the income statement. This literature is effective for all such arrangements entered into after December 31, 2002. We believe that certain classifications of our vendor allowances may be required as the result of this EITF, but we believe the net impact on our statements of operations will be zero.

     In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149 (SFAS 149), Amendment of statement 133 on derivative instruments and hedging activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales when-issued securities or other securities that do not yet exist. We are evaluating the effect this pronouncement will have on our financial statements.

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

     After the pronounced slowdown of economic growth experienced during the period 1998-2001, Chile has faced difficulties in resuming its former high growth rates. A series of factors explain this slowdown as well as the difficulties for an economic rebound. Factors causing the economic slowdown include the following:

1. The slowdown in the world economy, which grew only by 2.7%, and the regional crises due to the slowdown’s negative impact on the prices of Chilean exports, capital flows into Chile, the profits of companies (especially those which have made investment in or aimed their exports to Argentina and Brazil), and the volatility of the currency exchange and equity markets.

2. The deterioration in the framework of domestic policies resulting from labor reform, the heightened uncertainty regarding tax policies, and the slow speed in solving regulatory constraints affecting investment in some key economic sectors, such as fishing, power supply, and communications.

     With regard to economic growth during 2002, growth reached an annualized rate of only 0.5% in the first quarter, rising to 3.0% in the second quarter, and resulting in a 1.5% growth rate in the first half of the year. After low growth rates shown in June and July, economic growth rebounded in August and September. Notwithstanding the apparent onset of a recovery in domestic consumption, negative growth rates still lingered. Positive growth in the fourth quarter of 2002 caused GDP to reach 2.1% for 2002. The inflation rate for 2002 was 3.0%.

     Our growth in net sales over the last three years has resulted principally from new store openings. During the year 2000, we launched a new format with the opening of the first Lider Vecino store in the Nuñoa neighborhood of Santiago. We subsequently opened two additional Lider Vecino hypermarkets. One resulted from the transformation of an Ekono store in Iquique into a Lider Vecino hypermarket. The second opening arose from the transformation of another Ekono store in Vicuña Mackenna. During 2001, we closed and demolished Ekono Macul, added an adjacent plot of land to the site of the former Ekono Macul, and built and opened Lider Macul on that site in August. In April of the same year we opened Lider Temuco. Additionally, in 2001 we transformed the Ekono Talca and Osorno supermarkets into the Lider Vecino hypermarket format (3,300 square meters). Thus, at December 31, 2001, we had opened two new Lider hypermarkets (Lider Temuco in the Region IX and Lider Macul in Santiago), launched a new concept with the opening of Lider Mercado Puente Nuevo in Santiago, and transformed two Ekono supermarkets into the Lider Vecino format. In total, 21,628 sq. meters of sales area were added during 2001.

     During 2002, we opened five new Lider hypermarkets (Concepción II, Puerto Montt, Calama, Valdivia, and Rancagua), one Ekono supermarket (Miraflores in Vin?a del Mar), two Lider Vecino hypermarkets (Los Angeles and Matucana), and six Ekono supermarkets were transformed into the Lider Vecino format (first half, Metropolitan Region). This way, a total of 45,726 square meters were incorporated in 2002, bringing our total sales area to 309,361 square meters at December 31, 2002.

     Our growth in sales and store expansion has resulted in part from targeting Chile’s emerging middle classes with our Lider and Ekono formats. As a result of the sustained growth of the Chilean economy, the standard of living improved, lifting many families from below the poverty line to the lower-middle and middle class tier. This segment of the population contributed to a significant portion of the increase in supermarket sales over the last twelve years.

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

     The following table sets forth, for the periods indicated, changes in net revenues and same store net revenues together with certain macroeconomic indicators. “Same store net revenues” means net revenues or revenues throughout such period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior twelve months:

	Year ended December 31,

	2000	2001	2002

Increase (decrease) in net revenues during period (1)	(5.6)%	10.3%	11.5%
Increase (decrease) in total sales during the period (1)	(6.5)%	9.5%	10.01%
Increase (decrease) in same store sales	2.4	3.0	(1.4)
Increase (decrease) in Chilean GDP	5.4	2.8	2.1
Increase (decrease) in Chilean consumption	3.5	1.4	1.4

(1)	Sales refers only to sales from stores while revenues takes into consideration sales plus other income such as suppliers’ contributions, rental income, etc.

     Sale of Supermercados Ekono S.A. (Argentina)

     In December 1999, we sold our operations in Argentina to Disco S.A. for US$150 million. Of the total purchase price, US$60 million was paid in cash, and the balance of US$90 million was payable on a deferred basis in May 2003. We were informed in December 2002 that Disco S.A. would not pay us the entire US$90 million amount in U.S. dollars, but would instead convert the balance owed to us into Argentine pesos under Argentine dollar convertibility regulations. On May 2, 2003, Ahold made payment of 126 million Argentine pesos, the equivalent of US$45 million, based on an effective exchange rate of 2.8 Argentine pesos to 1 U.S. dollar.

     Our company has steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A.and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and have commenced legal actions against the guarantor, in the Netherlands Antilles, and against its parent, Royal Ahold, in the Netherlands, in order to collect the defaulted amount in full.

Results of Operations

     The following table sets forth, for the periods indicated, certain items in our income statement expressed as percentages of net revenues:

	Year ended December 31,

	2000	2001	2002

Net revenues	100.0%	100.0%	100.0%
Cost of sales	(78.2)	(77.5)	(77.2)
Gross income	21.8	22.5	22.8
Selling and administrative expenses	(16.1)	(16.6)	(18.8)
Operating income	5.7	6.0	4.0
Non-operating income	0.3	0.2	0.1
Non-operating expenses	(2.1)	(1.6)	(2.0)
Price-level restatement	0.1	0.6	0.5
Provisions for taxes	(0.4)	(0.8)	(0.4)
Net income	3.6	4.3	2.27

     The following table sets forth, for the periods indicated, a breakdown of our net revenues by division expressed as a percentage of net revenues:

	Year ended December 31,

Chile:	2000	2001	2002
Ekono/Almac	36.3%	26.3%	16.8%
Lider-Lider Vecino-Lider Mercado	61.0	70.4	79.8
Other(1)	2.8	3.3	3.4

	Year ended December 31,

Chile:	2000		2001		2002
Total		100.0%		100.0%		100.0%

Total		100.0%		100.0%		100.0%

Total(3)	Ch$	852,182	Ch$	940,310	Ch$	1,048,237

(1)	“Other” reflects third party rental income.

(2)	In millions of Chilean pesos.

Our net revenues principally include:

•	product sales from our supermarket and hypermarket operations;

•	fees received from suppliers for access to selling spaces, special promotions or payments upon opening new stores (together, “supplier fees”);

•	revenues from our credit card operations, in each case net of the value added taxes (VAT) paid by the consumer;

•	rental income from the real estate division (stores leased in shopping malls); and

•	income from our distribution center, consisting of charges paid by suppliers for the distribution of centralized goods.

     Our net revenues do not include suppliers’ discounts, which are accounted for as reductions to our cost of sales. In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable.

     2002 Compared to 2001

     Our results in 2002 were characterized by:

•	growth in net revenues as a result of the addition of 45,726 sq. meters of sales area, including additions of five new Lider hypermarkets, one Ekono supermarket and two Lider Vecino hypermarkets and the transformation of six Ekono supermarkets into the Lider Vecino hypermarket format;

•	a 13.0% increase in gross income compared to 2001; and

•	a 72.9% increase in non-operating results compared to 2001 due to extraordinary charges made in connection with the company restructuring process (severance expenses) undertaken at the end of 2002.

     Moreover, our results for 2002 demonstrate:

•	an increase in selling and administrative expenses (26.6% higher than in 2001), partly due to higher pre-opening expenses and higher operating expenses resulting from the opening of new stores and adjustments and provisions for obsolete merchandise;

•	a decrease in earnings before interest, taxes, depreciation and amortization (EBITDA), which for 2002 were US$105.8 million, representing 7.3% of total revenues, which reflects a 12.6% decrease over consolidated results for 2001;

•	a 24.6% decrease in operating income, since the increase in operating expenses exceeds the increase in total revenues; and

•	lower net income if compared to consolidated results of 2001.

     Our capital expenditures in 2002 totaled US$95 million, and accounted for:

•	the opening of five Lider hypermarkets (Concepción II, Puerto Montt, Calama, Valdivia, and Rancagua);

•	the transformation of six Ekono stores into the Lider Vecino hypermarket format (San Bernardo, Tomás Moro, Recoleta, Los Morros, Santa Rosa, and Independencia);

•	the remodeling of several existing stores; and

•	the purchase of land for new projects.

     Shrinkage increased as a percentage of total revenues and in terms of monetary expense in our hypermarket format while it decreased from 1.48% of sales to 1.42% in our supermarket format. This translated into a consolidated shrinkage increase from 1.72% of total sales in 2001 to 1.98% in 2002. ‘Shrinkage’ includes losses in inventory, losses and damage during transportation and theft.

     Net Revenues. Our net revenues in 2002 were Ch$1,048,237 million (US$1,458.7 million), which represent an increase of 11.5% as compared to Ch$940,310 in 2001. Our 2002 net revenues were as follows:

•	hypermarkets accounted for Ch$836,086 million (US$1,163.5 million), as compared to Ch$661,722 million for 2001;

•	supermarkets accounted for Ch$176,255 million (US$245.3 million), as compared to Ch$247,105 million for 2001; and

•	other accounted for Ch$35,896 million (US$50.0 million), as compared to Ch$31,482 million for 2001.

     Despite the fact that our total supermarket revenues decreased by 28.7% in 2002, our net revenues increased as a result of a 26.4% increase in our total hypermarket revenues. The decrease in supermarket net revenues and the offsetting increase in hypermarket net revenues in 2002 was principally due to the transformation of six Ekono supermarkets into Lider Vecino hypermarkets, the opening of five Lider hypermarkets, two Lider Vecino hypermarkets, and only one Ekono supermarket.

     Same-store sales decreased by 1.4% in 2002 compared to 2001, which reflected a lack of growth in domestic consumption and additional competition as we and our competitors continued to open new stores.

     Cost of Sales and Gross Income. Gross income in 2002 was Ch$239,249 million (US$332.9 million), representing an increase of 13.0%, as compared to Ch$211,677 in 2001. Our 2002 gross income was as follows:

•	Ch$163,043 million (US$226.9 million) was attributable to hypermarkets, as compared to Ch$122,828 million in 2001;

•	Ch$41,814 million (US$58.2 million) was attributable to supermarkets, as compared to Ch$57,726 million in 2001; and

• Ch$34,392 million (US$47.9 million) was attributable to other, as compared to Ch$31,124 in 2001.

     Despite the fact that our supermarket gross income decreased by 27.6% in 2002, our overall gross income increased as a result of a 32.7% increase in our hypermarket gross income. The decrease in supermarket gross income and the offsetting increase in hypermarket gross income was principally due to the transformation of six Ekono supermarkets into Lider Vecino hypermarkets and the opening of five Lider hypermarkets, and two Lider Vecino hypermarkets. As a percentage of net revenues, gross margin in 2002 was 22.8%, representing an increase of 1.3% as compared to 22.5% in 2001.

     Our cost of sales as a percentage of net revenues in 2002 was 77.2%, representing a decrease of 0.39% as compared to 77.5% in 2001. Cost of sales consists of the cost of products sold plus the shrinkage (loss due to theft or damage) from store operations, plus promotional mark-down below purchasing costs. Shrinkage in 2002 represented 1.98% of total sales, representing an increase of 15.12%, as compared to 1.72% of total sales in 2001.

     Selling and Administrative Expenses.

     On a consolidated basis, selling and administrative expenses in 2002 were Ch$197,007 million (US$ 274.1 million), representing a 26.6% increase as compared to Ch$155,623 in 2001. Additionally, selling and administrative expenses, as a percentage of net revenues, were 18.8% in 2002, representing an increase of 13.3% as compared to 16.6% in 2001. This increase is attributable to higher marketing and selling expenses mainly from the new stores, which were not entirely offset by their level of revenues. In addition to higher start-up expenses due to the store openings, and provisions for obsolete merchandise. Recurring expenses in 2002 were Ch$158,249 million (US$220.2 million), representing a 29.7% increase as compared to Ch$122,026 million in 2001, and such increase is attributable to new stores whose revenues are not sufficient to offset the increase in expenses. Costs attributable to store openings in 2002 were Ch$4,940 million (US$6.9 million), representing a 91% increase as compared to Ch$2,586 million in 2001. Depreciation and amortization expenses remained fairly constant, representing 3.3% and 3.2% of net revenues in 2001 and 2002, respectively.

     Operating Income. Our operating income in 2002 was Ch$42,242 million (US$58.8 million), representing a decrease of 24.6% as compared to Ch$56,055 million in 2001. As a percentage of net revenues, operating income in 2002 was 4.0%, representing a decrease of 33.3% as compared to 6.0% in 2001.

     Non-operating Income. The following table sets forth, for 2001 and 2002, information concerning our non-operating income:

	Year ended December 31,

	2001		2002

	(in millions of constant Ch$)
Interest income	Ch$	1,001	Ch$	454
Other non-operating income(1)		248		503
Amortization of negative goodwill		348		350

Total non-operating income	Ch$	1,597	Ch$	1,307

(1)	“Other” includes principally gains on sales of fixed assets and tax refunds.

     Non-operating income in 2002 was Ch$1,307 million (US$1.8 million), representing a decrease of 18.15% compared to non-operating income of Ch$1,597 million in 2001. This decrease was principally a result of a decrease in interest income (54.6% decrease).

     Non-operating Expense. The following table sets forth, for 2001 and 2002, the components of non-operating expenses on a consolidated basis:

	Year ended December 31,

	2001		2002

	(in millions of constant Ch$)
Interest expense	Ch$	12,651	Ch$	13,388
Minority interest		169		62
Other non-operating expense		1,673		6,309
Amortization of goodwill		780		787

Total non-operating expense	Ch$	15,273	Ch$	20,546

     Non-operating expenses in 2002 were Ch$20,546 million (US$28.6 million), representing an increase of 34.5% compared to non-operating expenses of Ch$15,273 million in 2001. This increase resulted primarily from higher financial expenses (5.8% increase), and a 277.1% increase in other non-operating expenses due to additional one-time charges resulting from the company’s restructuring process, namely expenses resulting from severance payments.

     Price-level Restatement. Price-level restatement of our non-monetary assets and liabilities, as well as capital, income and expense accounts, resulted in a net gain of Ch$5,431 million (US$7.6 million) in 2002, representing a decrease of 4.8% as compared to a net gain of Ch$5,703 million in 2001. See “-Impact of Inflation and Price-level Restatement”.

     Provisions for Taxes. Provisions for taxes in 2002, including current and deferred taxes, were Ch$4,657 million (US$6.5 million), representing a decrease of 38.2% as compared to Ch$7,536 million in 2001. The effective income tax rate for 2002 was 16.5% of income before income taxes, representing an increase of 5.1% as compared to 15.7% in 2001. Starting on January 1, 2001, we began to record all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book value and tax basis of our assets and liabilities. According to Technical Bulletin No. 71 of the Chilean Institute of Accounts, beginning in 2001, deferred taxes will be accounted for according to the income tax rate effective during the year in which such deferred taxes are recognized. In 2002, the income tax rate began to increase progressively to a maximum of 17% in 2004. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     Net Income. Net income in 2002 was Ch$23,777 million (US$33.1 million), representing a decrease of 41.4% as compared to net income of Ch$40,546 million in 2001. Net income in 2002 corresponded to 2.3% of total revenues, which represents a net decline of US$23.3 million compared to 2001, when net income was US$56.4 million. As a percentage of net revenues, net income was 2.3% in 2002, representing a decrease of 46.5% as compared to net income totaling 4.3% of net revenues in 2001.

     2001 Compared to 2000

     Our results in 2001 were characterized by:

•	growth in net revenues as a result of the addition of 21,628 sq. meters of sales area, including the transformation of the Ekono Talca and Ekono Osorno supermarkets into the Lider Vecino hypermarket format;

•	a 14.1% increase in gross income compared to year 2000, representing 22.5% of net revenues; and

• a 44.0% improvement in non-operating results compared to 2000 due to lower financial expenses (-18.8% compared to the previous year) resulting from the debt restructuring undertaken at the end of 2000, and from a positive monetary correction recorded during 2001.

     Moreover, our results for 2001 demonstrate:

•	an increase in selling and administrative expenses (13.5% higher than in 2000), partly due to higher pre-opening expenses;

•	an increase in earnings before interest, taxes, depreciation and amortization (EBITDA), which for 2001 were US$121.2 million, representing 9.3% of net revenues, which reflects a 12.0% increase over consolidated results for 2000;

•	an 16.0% increase in operating income, due to positive trends in terms of revenues and gross margin; and

•	higher net income if compared to consolidated results of 2000.

     Our capital expenditures in 2001 totaled US$99.1 million, in accordance with the budget approved by our Board, and accounted for:

•	the opening of two Lider hypermarkets (Lider Temuco and Lider Macul);

•	the transformation of two Ekono stores into the new Lider Vecino hypermarket format (Talca and Osorno);

•	the launching of the Lider Mercado format with the opening of Lider Mercado Puente Nuevo;

•	the remodeling of several existing stores;

•	the launching of second stage development for our distribution center;

•	the purchase of land for new projects; and

•	significant investments in new information systems.

     Moreover, during 2001, important improvements were made in lowering ‘shrinkage’ and reducing the number of days products are held in inventory. ‘Shrinkage’ includes losses in inventory, losses and damage during transportation and theft. Shrinkage decreased as a percentage of total revenues and in terms of monetary expense, both in our hypermarket and supermarket formats. This translated into a consolidated shrinkage reduction from 1.86% of total sales in 2000 to 1.75% in 2001.

     Net Revenues. Our net revenues in 2001 were Ch$940,310 million (US$1,308.5 million), which represent an increase of 10.3% as compared to Ch$852,182 in 2000. Our 2001 net revenues were as follows:

•	hypermarkets accounted for Ch$661,722 million (US$920.8 million), as compared to Ch$519,624 million for 2000;

•	supermarkets accounted for Ch$247,105 million (US$343.9 million), as compared to Ch$308,959 million for 2000; and

•	other accounted for Ch$31,482 million (US$43.8 million), as compared to Ch$23,599 million for 2000.

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

     Cost of Sales and Gross Income. Gross income in 2001 was Ch$211,677 million (US$294.6 million), representing an increase of 14.1%, as compared to Ch$185,439 in 2000. Our 2001 gross income was as follows:

•	Ch$122,828 million (US$170.9 million) was attributable to hypermarkets, as compared to Ch$88,838 million in 2000;

•	Ch$57,726 (US$80.3 million) was attributable to supermarkets, as compared to Ch$76,299 million in 2000; and

•	Ch$31,124 million (US$43.3 million) was attributable to other, as compared to Ch$20,302 in 2000.

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

     Selling and Administrative Expenses.

     On a consolidated basis, selling and administrative expenses in 2001 were Ch$155,623 million (US$216.6 million), representing a 13.5% increase as compared to Ch$137,123 in 2000. Additionally, selling and administrative expenses, as a percentage of net revenues, were 16.6% in 2001, representing an increase of 3.1% as compared to 16.1% in 2000. This increase resulted from higher recurring expenses and start-up expenses resulting from store openings. Recurring expenses in 2001 were Ch$122,026 million (US$169.8 million), representing a 14.8% increase as compared to Ch$106,311 million in 2000, and such increase was due to more aggressive commercial policies involving higher advertising expenses, as well as an increase in the service level in stores which led to larger payroll expenses. Costs attributable to store openings in 2001 were Ch$2,586 million (US$3.6 million), representing an 81.7% increase as compared to Ch$1,423 million in 2000. Depreciation and amortization expenses remained fairly constant, representing 3.4% and 3.3% of net revenues in 2000 and 2001, respectively.

     Operating Income. Our operating income in 2001 was Ch$56,055 (US$78 million), representing an increase of 16.0% as compared to Ch$48,317 million in 2000. As a percentage of net revenues, operating income in 2001 was 6.0%, representing an increase of 5.3% as compared to 5.7% in 2000.

     Non-operating Income. The following table sets forth, for 2000 and 2001, information concerning our non-operating income:

	Year ended December 31,

	2000		2001

	(in millions of constant Ch$)
Interest income	Ch$	830	Ch$	1002
Other non-operating income(1)		1,368		248
Amortization of negative goodwill		343		348

Total non-operating income	Ch$	2,541	Ch$	1,598

(1)	“Other” includes principally gains on sales of fixed assets and tax refunds.

     Non-operating income in 2001 was Ch$1,598 million (US$2.2 million), representing a decrease of 37.1% compared to non-operating income of Ch$2,541 million in 2000. This decrease was principally a result of a decrease in the line item referred to in our notes to the financial statements as “other non-operating income,” which, for 2000, recorded Ch$780 million in net tax loss refunds, which were not present in 2001.

     Non-operating Expense. The following table sets forth, for 2000 and 2001, the components of non-operating expenses on a consolidated basis:

	Year ended December 31,

	2000		2001

	(in millions of constant Ch$)
Interest expense	Ch$	15,577	Ch$	12,650
Minority interest		104		169
Other non-operating expense		1,081		1,674
Amortization of goodwill		759		780
Loss on sale of Ekono-Argentina		—		—

Total non-operating expense	Ch$	17,521	Ch$	15,273

     Non-operating expenses in 2001 were Ch$15,273 million (US$21.3 million), representing a decrease of 12.8% compared to non-operating expenses of Ch$17,521 million in 2000. This reduction resulted primarily from lower financial expenses. Interest expenses decreased 18.8% due to our lower level of debt that resulted from the repayment of loans financed through the issuance of bonds in December of 2000.

     Price-level Restatement. Price-level restatement of our non-monetary assets and liabilities, as well as capital, income and expense accounts, resulted in a net gain of Ch$5,703 million (US$7.9 million) in 2001, representing an increase of 758.4% as compared to a net gain of Ch$664 million in 2000. See “-Impact of Inflation and Price-level Restatement”.

     Provisions for Taxes. Provisions for taxes in 2001, including current and deferred taxes, were Ch$7,537 million (US$10.5 million), representing an increase of 114.6% as compared to Ch$3,512 million in 2000. The effective income tax rate for 2001 was 15.7% of income, before income taxes, representing an increase of 51.0% as compared to 10.4% in 2000. Starting on January 1, 2001, we began to record all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book value and tax basis of our assets and liabilities. According to Technical Bulletin No. 71 of the Chilean Institute of Accounts, beginning in 2001, deferred taxes will be accounted for according to the income tax rate effective during the year in which such deferred taxes are recognized.

In 2002, the income tax rate will begin to progressively increase to a maximum of 17% in 2004. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     Net Income. Net income (loss) in 2001 was Ch$40,546 million (US$56.4 million), representing an increase of 33.0% as compared to net income of Ch$30,488 million in 2000. Net income in 2001 corresponded to 4.3% of total revenues, which represents a net gain of US$14 million from 2000, when net income was US$42.4 million. As a percentage of net revenues, net income was 4.3% in 2001, representing an increase of 19.4% as compared to net income totaling 3.6% of net revenues in 2000.

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

     Because of Chile’s past history of relatively high inflation, the financial markets have developed a system of borrowing or lending in UFs, an inflation indexed Chilean peso-denominated monetary unit. Most long-term assets and liabilities in pesos are indexed in UFs and the adjustment to the closing value is reflected in the price-level adjustment account. The use of UF-denominated transactions offsets the effect of inflation in the preparation of price-level adjusted financial statements. For example, a company with UF-denominated obligations will record both a financing cost (from the adjustment to the value of the UF due to the effects of inflation) and a price-level gain (from holding a liability during a period of inflation) of comparable amounts, excluding the difference between actual inflation and the inflation rate used for purposes of the UF index. In the case of UF-denominated assets, the price level adjustment (a loss) and the UF valuation (a gain) also offset each other, with the exception of the difference in the UF index referred to above.

     Under Chilean GAAP, in accordance with Technical Bulletin No. 45 (“BT45”), which was applicable for the years prior to 1996, the financial statements of our prior Argentine affiliate were adjusted to U.S. dollars at historical rates of exchange and the dollar amounts were translated to Chilean Pesos at the year end rate of exchange. BT45 was superseded on January 1, 1996 by Technical Bulletin No. 51 (“BT51”), an accounting pronouncement relating to investments in foreign countries. BT51 requires the monetary assets and liabilities of our prior operations outside of Chile (Ekono-Argentina) to be translated into Chilean pesos at the period-end rate of exchange. Non-monetary assets and liabilities, equity, revenues and expenses are translated into Chilean pesos at the historical rate of exchange and then restated in terms of year-end purchasing power.

     The effects of the price-level restatement on our financial statements for each of the years ended December 31, 2001 and 2002, credited (charged) to income are as follows:

	Year ended December 31,

	2001		2002

	(in millions of constant Ch$)
Property, plant and equipment, net	Ch$	13,597	Ch$	14,528
Non-monetary liabilities, net of assets		255		588
Shareholders’ equity		(7,800)		(8,281)
Income statement amounts		(1,142)		(1,406)
Indexation and exchange differences		793		2

Gain (loss) from changes in the purchasing power of the Chilean peso	Ch$	5,703	Ch$	5,431

     The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2002 resulted in a net gain of Ch$5,431 million, compared to a net gain of Ch$5,703 million in 2001. This was principally due to a positive exchange difference recorded during 2001.

Liquidity and Capital Resources

     Our primary sources of liquidity are cash from operations and cash available under lines of credit and other financing arrangements.

     At December 31, 2002, we had working capital in the amount of Ch$(63,730) million (US$(88.7) million), compared with working capital of Ch$(71,838) million at December 31, 2001. We have historically financed our working capital requirements with cash from our operations and debt. In the future, we expect to finance our working capital requirements from cash generated by our operations. In our opinion, our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt financing.

     Net cash provided by operations in 2002 was Ch$27,664 million (US$38.5 million), representing a decrease of 58.2% as compared to Ch$66,131 million in 2001. Funds derived from operations consist principally of cash generated by our retail operations.

     Net cash used in financing activities in 2002 was Ch$32,135 million (US$44.7 million) due principally to the net difference between the repayment of debt and the proceeds of loans obtained and from the issuance of commercial paper. In 2001, net cash used in financing activities was Ch$(859), due principally to the net difference between the repayment of debt and the proceeds of long term debt incurred.

     Net cash used in investing activities in 2002 was Ch$69,159 million (US$96.2 million), representing a decrease of 7.6% as compared to Ch$74,870 million in 2001. The principal uses of funds in 2002 and in 2001 were for purchases of property, plant and equipment.

     We currently plan to make capital expenditures totaling Ch$35,931 million in 2003, and Ch$71,862 million in 2004. We believe that internally generated funds will be sufficient to enable us to meet our working capital investment and debt service requirements for 2003 and 2004 as currently contemplated.

     Long-term liabilities were Ch$143,201 million (US$199.3 million) at December 31, 2002, representing a decrease of 15% as compared to Ch$168,560 million at December 31, 2001. All of our long-term liabilities are denominated in Chilean pesos or UFs and bear market interest rates according to the terms of the debt agreements. The weighted average maturity of our long-term liabilities outstanding at December 31, 2002 was approximately four years. In addition, we are parties to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$11,775 million (US$16.4 million) at December 31, 2002, representing an increase of 4.5% as compared to Ch$11,270 million at December 31, 2001. The weighted average maturity of our lease financing obligations at December 31, 2002 was approximately three years. See Note 12 to our consolidated financial statements.

     As of December 31, 2002, our foreign currency liabilities totaled Ch$18,924 million (US$26.3 million). At December 31, 2001, we had liabilities of Ch$13,070 million denominated in U.S. dollars. This increase in our short-term foreign currency liabilities during 2002 resulted from increased import activities, which involved letters of credit in US$. These imports were used in large part to supply our hypermarkets which offer a broad assortment of non-food items, a good part of which we import from Asia. Currently, all of our foreign currency liabilities are denominated in U.S. dollars.

     Debt Status

     At December 31, 2002, our total financial debt was Ch$252,403 (US$351.2 million), mostly Chilean peso denominated, with no relevant obligations in US dollars. The main component of our financial debt is comprised of our bonds, issued in December 2000, representing 31.7% and commercial paper, representing 14.3 % of total financial debt. Meanwhile, short-term obligations comprise 45.4% of total debt. The weighted average term of total financial debt is approximately four years.

     Restrictions

     In order to secure loans granted by Banco Santiago and Banco Santander, the following guarantees were undertaken, effective December 31, 2002:

•	a mortgage in favor of Banco Santiago for land located in the Community of Lo Barnechea and at 15 Norte St. in Viña del Mar with a book value of Ch$54,596,113;

•	a mortgage in favor of Banco Santander on land located in the Community of La Reina with a book value of Ch$12,895,267; and

•	a mortgage in favor of Inversiones Inmobiliaria Quilicura, Inversiones Bancard and Ases e Inversiones CMB S.A. for land located in the Community of Chicureo with a book value of Ch$4,188,175.

     Our company has commitments arising from imports of inventory and plant and equipment under bank letters of credit for $3,611,714. In accordance with long-term contracts with Banco Santiago and Banco Santander, our company must comply with certain financial covenants. At December 31, 2002 our company was in compliance with these covenants.

     Commercial Paper Offering

     We initiated a partial debt restructuring in 2002 that included the issuance of commercial paper in the amount of UF 2,150,000 to refinance short-term loans made under existing lines of credit. See Exhibit 12.4-Offering Circular and Amendments.

     The material covenants of our long-term debt agreements at December 31, 2002 are described in the table below:

D&S’ Principal Loan Covenants

Banco Santiago	1.	Minimum coverage of financial expenses of 3.75 (operating income + depreciation / financial expenses) for June and December.
	2.	Not to sell or encumber the Ekono, Almac and Lider brands.
	3.	Leverage less than 1.50 and 1.60 (current liability / net worth minus intangible asset) for June and December, respectively.
	4.	Not to grant new guarantees.

Banco Santander	1.	Minimum coverage of financial expenses of 3.75 (operating income + depreciation / financial expenses) for June and December.
	2.	Leverage less than 1.50 and 1.60 (current liability / net worth minus intangible asset) for June and December, respectively.
	3.	Not to sell or encumber the Ekono, Almac and Lider brands.
	4.	Not to grant new guarantees.

Bonds	1.	Financial leverage less than 1.20 (liability that accrues interest / net worth).
	2.	Minimum coverage of financial expenses of 3.50 (operating income + depreciation / financial expenses) for a period of 12 months.
	3.	Maintain at least 1.3 of encumberable assets free from encumbrances.
	4.	Maintain at least UF 13 million as total networth.

Commercial Paper	1.	Minimum Coverage of financial expenses of 3.5 (operating income + depreciation/financial expenses) for March, June, September, and December.
	2.	Leverage less than 1.2 (current liabilities/net worth) for March, June, September, and December.

     Tabular Disclosure of Contractual Obligations

     The following table summarizes the company’s contractual cash obligations and commercial commitments as of December 31, 2002 and the liquidity requirements for such obligations in future periods specified.

	Payment due by period
	(in millions of constant Ch$ as of December 31, 2002)

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt, including current maturities	115,871	83,135	32,737	—	—
Capital (Finance) Lease Obligations	15,985	4,211	8,646	3,128	—
Purchase Obligations	1,916	1,679	43	43	150
Bonds and Commercial Paper	118,631	25,666	423	71,446	21,096
Other accounts payable and due to related company	202,041	196,553	—	—	5,488

Total contractual obligations	454,444	311,243	41,849	74,617	26,734

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders’ equity in the three years ended December 31, 2000, 2001 and 2002 were:

•	the reversal under U.S. GAAP of the revaluation of certain property, plant and equipment under Chilean GAAP, along with accumulated depreciation, depreciation expenses and increment on dispositions related thereto;

•	the reversal under U.S. GAAP of severance indemnities for prior service costs that arose when we began to record a severance indemnity liability charged to income under Chilean GAAP, and the U.S. GAAP amortization of deferred assets for prior service costs;

•	the accrual under U.S. GAAP of deferred income taxes;

•	the reclassification under U.S. GAAP of the amortization of goodwill and restructuring costs to operating expenses;

•	the reclassification under U.S. GAAP of negative goodwill to shareholders’ equity, along with the reversal of its amortization;

•	the accrual under U.S. GAAP of a liability for our obligation to pay a dividend in each year equal to at least 30% of its net income in such year;

•	under U.S. GAAP accounts receivable from Disco S.A. are recorded at the net present value; and

•	the goodwill related to the acquisition of Maquinsa S.A. under U.S. GAAP would have been expensed.

Restatement of the Reconciliation to U.S. GAAP

     We restated our results in U.S. GAAP for 2000 and 2001 in order to present our non-interest-bearing accounts receivable from Disco S.A. at their present value at each of the years ended December 31, 2000 and 2001 recognizing accured interest as earned.

	Year ended December 31,

	2000	2001
	ThCh$	ThCh$

U.S. GAAP net income as previously reported	28,901,728	40,294,829
Present value adjustment on accounts receivable from Disco S.A.	3,132,797	3,711,182

Net income for the year	32,034,525	44,006,011

Earnings per share under U.S. GAAP as previously reported (in Chilean pesos)	20.95	29.20
Earnings per share under U.S. GAAP restated (in Chilean pesos)	23.21	31.89

     We restated our equity in U.S. GAAP for 2000, 2001 and 2002 to present our accounts receivable from Disco S.A. at their present value for the years ended December 31, 2000, 2001 and 2002 and to adjust opening retained earnings at January 1, 2000. The opening retained earnings adjustment related to an arbitration settlement in 1999 which was capitalized to goodwill for Chilean GAAP purposes. Under U.S. GAAP, this amount should have been expensed.

US GAAP Equity as previously reported	ThCh$

January 1, 2000 equity as previously reported	244,911,312
Adjustment for present value of receivable	(9,743,893)
Adjustment for difference between goodwill treatment under purchase accounting	(1,032,927)

Shareholders’ equity	234,134,492

     Pursuant to Chilean GAAP, our consolidated financial statements also recognize the effects of inflation. The effect of inflation has not been reversed in the reconciliation to U.S. GAAP, as this is considered the appropriate accounting treatment, given the past inflationary conditions in the Chilean economy.

     Net income in 2000, 2001 and 2002 under U.S. GAAP was Ch$32,035 million, Ch$44,006 million and Ch$29,116 (US$40.5 million), respectively, compared to that reported under Chilean GAAP of Ch$30,488 million, Ch$40,546 million and Ch$23,777 (US$33.1 million), respectively, or 5% higher in 2000, 8.5% higher in 2001 and 22.5% higher in 2002.

     Net income under U.S. GAAP is higher in 2000 due to:

•	the adjustment of deferred income taxes;

•	the reversal of amortization of negative goodwill;

•	the reversal of tax refunds already recognized in the prior year as deferred taxes; and

•	the present value adjustment on accounts receivable from Disco S.A..

These items are partially offset by the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired subsidiaries.

     Net income under U.S. GAAP is higher in 2001 due to:

•	the adjustment of deferred income taxes; and

•	the reversal of amortization of negative goodwill.

•	the present value adjustment on accounts receivable from Disco S.A..

These items are partially offset by the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired subsidiaries.

     Net income under U.S. GAAP is higher in 2002 due to:

•	the adjustment of deferred taxes;

•	the adjustment to depreciation and amortization and monetary correction for fair value adjustment of required subsidiaries; and

•	the present value adjustment on accounts receivable from Disco S.A..

     Total shareholders’ equity under U.S. GAAP at December 31, 2000, 2001 and 2002 was Ch$252,223 million, Ch$275,331 million, Ch$290,220 (US$403.9 million), respectively, compared to that reported under Chilean GAAP of Ch$266,244 million, and Ch$290,949 million and Ch$ 300,733 million (US$ 418.5 million) respectively, or 5.5% less in 2000, 5.6% less in 2001 and 3.6% less in 2002 under U.S. GAAP. The principal reasons for the differences between total shareholders’ equity under U.S. GAAP and Chilean GAAP in these years are:

•	the reversal under U.S. GAAP of the revaluation from technical appraisal of certain property, plant and equipment;

•	the adjustment under U.S. GAAP of deferred taxes;

•	the reclassification under U.S. GAAP of negative goodwill to shareholders’ equity and the reversal of amortization of this negative goodwill;

•	the accrual under U.S. GAAP of a liability for our obligation to pay a dividend in each year equal to at least 30% of our net income in such year;

•	the reversal under U.S. GAAP of severance indemnities for prior service costs that arose when we began to record a severance indemnity liability charged to income under Chilean GAAP, and the U.S. GAAP amortization of deferred assets for prior service costs;

•	the adjustment for depreciation, amortization and monetary correction for fair value adjustment of acquired companies;

•	the present value adjustment on accounts receivable from Disco S.A.; and

•	the adjustment for the difference between goodwill treatment under purchase accounting.

     For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 24 to our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Pursuant to Chilean Companies Law No. 19.705, enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of US$50 million must have no less than seven directors, as well as an audit committee composed of no less than three board members (that are preferably independent of the controlling shareholders). As a result of this new law, at our Extraordinary Shareholders’ Meeting, held on April 24, 2001, our bylaws were amended to increase the membership of our board from five to seven members and to create an audit committee composed of three independent board members. We subsequently amended our bylaws to increase the membership of our board to nine members at our Extraordinary Shareholders’ Meeting held on April 29, 2003. We are now managed by a board of directors that consists of nine directors who are elected at the annual regular shareholders’ meeting as mandated by our bylaws. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next, regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected.

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

     The current board of directors was elected on April 29, 2003 and their three-year tenure will end upon the election of the new members at the annual shareholders meeting to be held at the end of April 2006. The following are the current members of the board of directors and their respective positions:

Name	Position	Age

Felipe Ibáñez Scott(1)	President	49
Nicolás Ibáñez Scott (1)(2)	Director	47
Manuel Ibáñez Ojeda(1)	Director	81
Enrique Barros Bourie	Director	55
Jonny Kulka Fraenkel	Director	56
Hans Eben Oyanedel	Vice President	57
Gonzalo Eguiguren Correa (3)	Director	44
Fernando Larraín Cruzat	Director	44
Rodrigo Cruz Matta (4)	Director	51

(1)	Mr. Felipe Ibáñez Scott and Mr. Nicolás Ibáñez Scott are sons of Mr. Manuel Ibáñez.

(2)	Between 1994 and 2002, Mr. Nicolás Ibáñez Scott served as our company’s CEO.

(3)	Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance.

(4)	Mr. Cruz was elected a Director at our Extraordinary Shareholders’ Meeting held on April 29, 2003, but has yet to take his place on our Board, but will do so as soon as all formalities are complied with.

Audit Committee

     Our Audit Committee is composed of the following independent board members:

Name	Position	Age

Gonzalo Eguiguren Correa	President	44
Rodrigo Cruz Matta	Director	51
Fernando Larraín Cruzat	Director	44

The Audit Committee emphasized the following objectives:

•	to cooperate with external auditors’ management control systems in order to, among other things, inspire investor confidence;

•	to insure that our operations with individuals are carried out equitably; and

•	to review the pay scale of primary managers and executives to ensure that it is rational, transparent and justified.

Executive Officers

     On December 29, 2002, the Company Chief Executive Officer, Mr. Nicolás Ibáñez, submitted his resignation to office, which was accepted by the Board. At the same time, the Company Board appointed Mr. Juan Cristóbal Lira Ibáñez as new Chief Executive Officer.

     Management is decentralized with two different divisions (the supermarket division: Ekono and Almac, the hypermarket division: Lider, Lider Vecino and Lider Mercado), each of which has its own manager and management committee. Decentralization permits each format to be managed autonomously, thereby enhancing the focus on the consumer segment serviced by each.

     Our executive officers are as follows:

			Years with our
Name	Position	Age	company

Cristóbal Lira Ibáñez (1)	Chief Executive Officer	45	21
Luis Valdés Lyon (2)	Director of Operations	51	32
Miguel Núñez Sfeir	Chief Financial Officer	37	14
José Pedro Varela Alfonso	Chief Commercial Officer	42	20
Rodrigo Cruz Matta (3)	Logistics Manager	50	30
Manuel Lopez Barranco	Manager of Project Everyday Low Prices	33	8
Juan Pablo Vega Walker	Development Manager	35	1
Marcelo Gálvez Saldías	Chief Operating Officer	38	15
Emilio del Real Sota	Human Resources Manager	38	<1
Christopher Jones Ferrer (4)	Logistics Manager	34	<1

(1)	Mr. Cristóbal Lira Ibañez is the nephew of Manuel Ibañez Scott and first cousin to Mr. Felipe Ibañez Scott and Mr. Nicolás Ibañez Scott.

(2)	Left office in December 2002.

(3)	In office until June 2003.

(4)	Takes office in June 2003.

Biographical Information

     The following is a selected biographical description of each of the members of our board of directors and our executive officers:

     Felipe Ibáñez Scott has been the President of our board of directors since 1986. His previous positions with us include operations manager, manager of accounting and finance, commercial manager of Almac, general director of Ekono, executive vice president of Ekono, as well as directorships with Almac, Ekono and other subsidiaries of ours. Mr. Ibáñez graduated from the University of Edinburgh as a commercial engineer.

     Manuel Ibáñez Ojeda has been Honorary President of our board of directors since 1986. Mr. Ibáñez has also served as Chief Executive Officer, President and salesman for our company. Mr. Ibáñez is currently serving as president of the board of directors of Fundación Universidad Adolfo Ibáñez, a foundation supporting the university in Valparaiso founded by and named after Mr. Ibáñez’s father, and is active in numerous charitable organizations, including as president of Fundación Lukas.

     Nicolás Ibáñez Scott has been a Director of our company since 2003 and served as our company’s Chief Executive Officer from 1994 to 2002. Mr. Ibáñez previously held positions in our company in our accounting department, as commercial manager for Almac and as a buyer. Mr. Ibáñez, who received his primary education in England, holds a degree in commercial engineering from the Universidad Adolfo Ibáñez. He serves as a member of the board of directors of Universidad Adolfo Ibáñez.

     Enrique Barros Bourie has been a Director of our company since 1996. Mr. Barros is managing partner of Barros, Court y Correa Cía Ltda., a well-known Santiago law firm. In addition to holding a law degree from the Universidad de Chile, Mr. Barros also holds a doctorate in jurisprudence from the University of Munich. Mr. Barros has authored several books, principally relating to the philosophy of law, constitutional law and civil law.

     Jonny Kulka Fraenkel has been a Director of our company since 1994. Prior to this position, Mr. Kulka served as chief executive officer of El Mercurio, Chile’s leading daily newspaper, operations manager with Compañía Cervecerías Unidas, and director of administration and finance for Compañías Chilenas CIC S.A. In 2001, Mr. Kulka returned to El Mercurio to resume his post as chief executive officer. Mr. Kulka Fraenkel holds a degree in commercial engineering from Universidad Adolfo Ibáñez.

     Hans Eben Oyanedel has been a Director of our company since 1998. Mr. Eben is President of the Board of directors of Gillette Chile, where he has held the positions of financial analyst and marketing coordinator for the United States, Europe and Latin America. Mr. Eben holds a masters in business administration from the Universidad de Chile. In addition to serving on our company’s board of directors, he is also a member of D&S’ Audit Committee. Mr. Eben also serves on the Board of the Universidad Adolfo Ibáñez and the Fundación Adolfo Ibáñez.

     Gonzalo Eguiguren Correa has been a Director of our company since April of 2001. On the same date he was appointed President of D&S’ Audit Committee. Mr. Eguiguren is the executive director of Mimo Chile S.A., a subsidiary of Kimberly Clark Chile. Between 1985 and 1995, Mr. Eguiguren held positions in our commercial operations department and served as our director of corporate finance. Mr. Equiguren holds a degree in commercial engineering from Universidad de Santiago.

     Fernando Larraín Cruzat has been a Director of our company and a member of our Audit Committee since April of 2001. Mr. Larraín is the general manager of Larraín Vial S.A., a Chilean brokerage firm. In addition to serving on our company’s board of directors, Mr. Larraín also serves on the board of Industrias Tricolor S.A., Empresas Santa Carolina S.A., CIC S.A., Infraestructura 2000 S.A.,

Ski La Parva S.A. and Grey-Chile S.A. Mr. Larraín is a part-time professor at Universidad de Los Andes as well as a director for “Casa de Acogida La Esperanza”. Mr. Larraín holds a degree in economics from Pontificia Universidad Católica de Chile and a masters in business administration from Harvard University.

     Rodrigo Cruz Matta has been a Director of our company since 2003 and was our Corporate Controller since 1992. Previously, Mr. Cruz has held the positions of accounting assistant, buyer of meat products and internal auditor. He also served as chief executive officer of one of our company’s subsidiaries.

     Cristóbal Lira Ibáñez has been our company’s Chief Executive Officer since 2003 and was the Manager of Corporate Development since 1994 and Commercial Manager since 1999. Over the past 15 years, Mr. Lira has served as a store manager, buyer of groceries, in our company’s finance division, as a commercial manager of Ekono and as a manager of our company’s Ekono division. Mr. Lira holds a degree in commercial engineering from Universidad Adolfo Ibáñez.

     Marcelo Gálvez Saldías has been our company’s Chief Operating Officer since 2002. Over the past 15 years he has served as Chief Financial Officer, store manager, a buyer of groceries, dairy, and meat products and Ekono-Almac division manager. Mr. Gálvez holds a degree in commercial engineering from Universidad Adolfo Ibáñez and a masters in business administration from the University of Bath, England.

     Miguel Núñez Sfeir has been our Chief Financial Officer since 2000. Over the past 14 years he has served as manager for our in-store credit card Presto and sub-manager of Finance. Mr. Núñez holds a degree in commercial engineering from the Universidad Adolfo Ibáñez.

     José Pedro Varela Alfonso has been our company’s Chief Commercial Officer since 2002. Over the past 20 years he has served as buyer of groceries and manager for our apparel division. Mr. Varela holds a degree in statistics from Unversidad Católica de Chile and a post-graduate degree in administration from Universidad Adolfo Ibáñez.

     Manuel Lopez Barranco has been the manager of our Everyday Low Prices project since 2003. Over the past eight years he has served as store manager, buyer of groceries, sub-manager of human resources and manager of the Lider Vecino format. Mr. López holds a degree in engineering from Universidad Gabriela Mistral.

     Juan Pablo Vega Walker has been our Development Manager since 2002. Mr. Vega holds a degree in engineering from Universidad Católica de Chile and a masters in business administration from the Kellogg School of Management at Northwestern University. Before joining our company, Mr. Vega spent 3 years at McKinsey & Company.

     Emilio Del Real Sota recently joined our company as our Human Resources Manager. Over the past six years he has served as human resources manager of Unilever. Mr. Del Real holds a degree in psychology from Universidad Gabriela Mistral.

     Christopher Jones Ferrer has recently joined D&S as Logistics Manager, replacing Rodrigo Cruz Matta who retired earlier this year. Over the past nine years, he has worked as a director of logistics for Wal*Mart Argentina and as director of operations for their American subsidiary. Mr. Jones holds an undergraduate degree in business from the University of Pennsylvania’s Wharton School of Business.

Director and Executive Officer Compensation

     Directors are paid an annual fee for attendance at Board meetings. The total compensation paid to each director of our company (all of which was approved by the shareholders of our company) during 2001 was as follows:

	Attendance fees		Remunerations

	(thousands of Ch$)(1)		(thousands of Ch$)(1)
Felipe Ibáñez Scott	Ch$	84,000	Ch$	28,380
Manuel Ibáñez Ojeda		12,000		24,348
Nicolas Ibáñez Scott		N/A		N/A
Jonny Kulka Fraenke1 (l)		48,000		—
Enrique Barros Bourie		48,000		—
Hans Eben Oyanedel (2)		60,000		—
Gonzalo Eguiguren Correa (3)		24,000		—
Fernando Larraín Cruzat (3)		24,000		—
Rodrigo Cruz Matta		N/A		—
Total	Ch$	300,000	Ch$	52,728

(1)	The amounts paid to each director and director’s alternate for attendance at Board meetings varies in accordance with the position held and the time period during which such position was held.

(2)	Director since April 1998.

(3)	Director since April 2001.

     There are regularly scheduled monthly meetings of the Audit Committee, and attendance fees paid to its members during 2002 were as follows:

	Attendance fees

	(thousands of Ch$)(1)
Gonzalo Eguiguren Correa	Ch$	10,000
Hans Eben Oyanedel		10,000
Fernando Larraín Cruzat		10,000

Total	Ch$	30,000

The Audit Committee incurred expenses of Ch$3,822 in 2002.

     For the year ended December 31, 2002, the aggregate amount of compensation we paid to all directors and executive officers was Ch$2,614,700 of which Ch$543,972 was paid to our executive officers as remunerations and Ch$1,688,000 paid to those executive officers who retired from office as severance indemnities. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers. We do not maintain any stock options, pension or retirement programs for our directors or executive officers.

Employees

     At December 31, 2002, we had a total of 17,912 full-time equivalent employees. Of these full-time equivalent employees, 16,405 were employed in the stores, 468 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 1,040 were employed in the headquarters/school of service/training programs (Escatec) and other business units (Sermob S.A. and O’Clock).

     At December 31, 2002, store employees negotiate collective contracts at each store, which generally have a term of three years. Our employees receive benefits established by the collective bargaining agreements, salaries in accordance with our corporate policy, benefits provided for by law (including disability insurance) and certain additional benefits we provide. Among these, we provide educational training for our employees and opportunities for their families (including scholarships for children of employees) and assistance in financing the purchase of homes.

     We operate a merit based bonus program for our managers, both at the headquarters/service school and store level, as well as for department heads at each store. The bonus fluctuates between one and four months salary and is determined in accordance with clearly defined criteria, including our overall performance, the performance of the employee’s store, his or her performance as compared to specific targets established at the beginning of the year and more subjective standards such as fostering an open, constructive working environment.

     Share Ownership

	At December 31, 2002

	Number of
Directors	Shares owned	Ownership %

Manuel Ibáñez Ojeda	51,225	0.0037
Jonny Kulka Fraenkel	72,754	0.0053
Enrique Barros Bourie	77,950	0.0056
Gonzalo Eguiguren Correa	170,212	0.0123
Executive Officers
Nicolás Ibañez Scott	425,531	0.0308
Rodrigo Cruz Matta	233,853	0.0169
Cristóbal Lira Ibáñez	218,263	0.0158
Luis Valdés Lyon	231,469	0.0168

Total	1,481,045	0.1072

     Mr. Manuel Ibáñez Ojeda, Honorary President of our board of directors, and his sons Felipe Ibáñez Scott, President of our board of directors, and Nicolás Ibáñez Scott, our Chief Executive Officer, beneficially hold, indirectly, 75.68% Of our total capital stock. The remainder of our directors and officers hold minimal, if any, capital stock of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Principal Shareholders

     Our controlling shareholders, Mr. Manuel Ibáñez Ojeda and his sons, Felipe Ibáñez Scott and Nicolás Ibáñez Scott, through companies they control, control 75.68% of the shares. As of December 31, 1999, the total number of outstanding shares was 1,378,259,790, with a balance of 1,740,210 shares remaining from the capital increase of October 1997, still to be subscribed and paid for. In July 2000, these shares were subscribed and paid for, and we received Ch$1,166,586 in proceeds for them. Thus, at December 31, 2002 (and at the date hereof), we had and have 1,380,000,000 shares outstanding. Our only outstanding voting securities are the shares. The following table sets forth certain information concerning ownership of our shares at December 31, 2002 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the controlling shareholders and all directors and executive officers as a group:

	At December 31, 2001

	Number of
Shareholders	Shares Owned	Ownership

Servicios Profesionales y de Comercialización S.A.(1)	562,565,935	40.77%
Empresas Almac S.A.(1)(5)	179,943,140	13.04%
Future Investments S.A.(1)	121,702,127	8.82
Servicios e Inversiones Trucha S.A.(1)	120,048,776	8.70
Estudios y Proyectos Comerciales e Inmobilarios S.A.(2)	44,056,400	3.19
Empresas Almac Dos S.A.(1)(5)	16,000,460	1.16
Other(3)	1,100,363	0.08
Controlling Shareholders(6)	1,045,417,201	75.68

Directors and Executive Officers as a group(4)	1,004,289	0.073%

(1)	The beneficial owners of these companies are other companies owned by Nicolás Ibáñez Scott and Felipe Ibáñez Scott and their immediate families.

(2)	The beneficial owners of this company are other companies owned by Manuel Ibáñez Ojeda and his immediate and extended family.

(3)	Held directly by individuals comprising the controlling shareholders.

(4)	Sets forth number of shares owned by the directors and officers as a group but excluding the controlling shareholders.

(5)	In 2000, Empresas Almac S.A. was split into two companies, resulting in the creation of Empresas Almac S.A. and Empresas Almac Dos S.A. Both companies retained the same shareholders, and each shareholder continues to retain the same level of participation in each individual company.

(6)	This number includes shares held by all companies controlled by the Ibañez family.

     Increase in Ownership of Finsa S.A.

     During January and February of 2003, Nicolas Ibáñez purchased a total of 9,651,432 shares through Future Investments S.A.. Thus, as of June 30, 2003 ownership by Future Investments is now 131,353,559 shares, corresponding to 9.52%, while a total of 1,055,068,633 shares is now in the hands of the controlling shareholders, corresponding to 76.45%.

     Interest of Management in Certain Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates. Financial information concerning these transactions is set forth in Note 19 to our consolidated financial statements. Article 89 of the Chilean Companies Act requires that transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act states that any transaction in which a director has a personal interest, or one in which such director is acting on behalf of a third-party, may only be approved when the board of directors has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. Moreover, resolutions approving such transactions must be reported to the company’s shareholders at the annual shareholders’ meeting immediately following the relevant transaction. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 19 of our consolidated financial statements for a more detailed accounting of transactions with related parties.

     Acquisition of Ekono-Argentina

     On September 30, 1996, we acquired Ekono-Argentina from Casa Tía and Serprocom, each of which, until such date, held a 50% interest in Ekono-Argentina. Serprocom is our principal shareholder and is wholly-owned by the controlling shareholders. See Item 7 — “Major Shareholders and Related Party Transactions”. Pursuant to a shareholders agreement, Casa Tía was forced to sell its 50% interest to us for US$20 million. At the same time, we acquired the remaining 50% of Ekono-Argentina from Serprocom for an additional US$20 million, US$10 million of which was paid in the first quarter of 1997 and US$10 million of which was deferred until December 1998. Serprocom agreed to defer payment without indexation of the debt or accrual of interest. In December of 1999, we entered into a contract to sell Ekono-Argentina to Disco S.A. for $150 million. Of the total purchase price, $60 million was paid in cash and the balance of US$90 million was payable on a deferred basis in May 2003. We were informed in December 2002 that Disco S.A. would not pay us the entire US$90 million amount in U.S. dollars, but would instead convert the balance owed to us into Argentine pesos under Argentine dollar convertibility regulations. On May 2, 2003, Ahold made payment of 126 million Argentine pesos, the equivalent of US$45 million, based on an effective exchange rate of 2.8 Argentine pesos to 1 U.S. dollar.

     Our company has steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A. and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and have commenced legal actions against the guarantor, in the Netherlands Antilles, and against its parent, Royal Ahold, in the Netherlands, in order to collect the defaulted amount in full.

     Cash Management Services

     Historically, our excess cash was, from time to time, used to grant short-term loans to the controlling shareholders. The balances at period-end for these transactions are attributed to Serprocom in Note 19 of our consolidated financial statements. Serprocom was repaid in full, as a result of applying the amount receivable from Serprocom to the amounts payable by us to Serprocom as a result of the acquisition of Ekono-Argentina. At that date we owed Serprocom an additional Ch$4,101 million of the balance of the purchase price of 50% of Ekono-Argentina. At December 31, 1998, that amount was fully paid. We intend to discontinue this form of cash management.

     Loans to Officers

     Currently, there are no outstanding loans to executive officers.

Item 8. FINANCIAL INFORMATION

     See Item 18 — “Financial Statements” for our consolidated financial statements filed as part of this annual report.

Item 9. THE OFFER AND LISTING

     Our shares are listed on the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Electronic Stock Exchange), the Bolsa de Valores and the Bolsa de Corredores/Bolsa de Valores de Valparaíso, collectively referred to as the Chilean Stock Exchanges. The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 48 shares held by 47 shareholders. At December 31, 2001, the Santiago Stock Exchange was comprised of 260 companies with listed shares. The Santiago Stock Exchange is Chile’s principal exchange and accounted for approximately 79% of the equity trading volume in Chile during 2002.

     Since October 1997, our ADSs, each representing 15 shares of common stock, have been listed on the New York Stock Exchange under the symbol “DYS.” The Depositary for the ADSs is the Morgan Guaranty Trust Company of New York. Since December 2002, we have listed our common shares on the Madrid Stock Exchange (Latibex).

     At a shareholders’ meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. As a result, our capital increased from Ch$208,528,749,431, represented by 1,380 million no-par value common shares, to Ch$372,151,249,431, represented by 1,630 million common shares. We plan to issue these shares within the next three years. The size, timing and pricing of any future offering of common stock have not been determined. However, pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such offering.

     The table below shows the high and low daily closing prices of the shares in Chilean pesos and the trading volume of the shares on the Santiago Stock Exchange for the last five years. It also shows the high and low daily closing prices of the ADSs on the New York Stock Exchange and the quarterly trading volume of the ADS for the fourth quarter of 1997 through May of 2001.

	Quarterly Share Prices on the Chilean Exchanges				Quarterly Share Prices on the NYSE

	Share			ADS	ADS
	Volume	Ch$ per Share (1)		Volume	Volume(2)	US$ per ADS

	(In	High	Low	(Converted	(In	(In	Low
	thousands)			to Shares	thousands)	thousands)
				in
				thousands)
1997
1st Quarter	32,340	236	415	—	—	—	—
2nd Quarter	30,652	385	466	—	—	—	—
3rd Quarter	19,300	510	430	—	—	—	—
4th Quarter	61,105	530	453	162,825	10,855	18.75	16.0
1998
1st Quarter	27,899	530	420	40,022	2,668	18.625	14.687
2nd Quarter	27,267	519	430	35,435	2,362	17.75	14.375
3rd Quarter	25,845	500	210	59,160	3,944	16	6.625
4th Quarter	27,035	455	266	82,380	5,492	14.875	8.375
1999
1st Quarter	19,257	406	280	40,896	2,726	12.875	8.5
2nd Quarter	30,767	635	405	15,108	1,007	18.75	12.5
3rd Quarter	9,227	665	545	43,104	2,874	19.438	15.75
4th Quarter	35,962	678.51	540	90,731	6,049	19.5	15
2000
1st Quarter	20,300	800	585	94,845	6,373	23.688	17.250
2nd Quarter	19,847	690	540	34,527	2,302	20.188	16.00
3rd Quarter	17,427	690	600	39,758	2,650	18.688	15.938
4th Quarter	20,020	685	570	39,091	2,273	18.375	14.938
2001
1st Quarter	37,078	665	530	54,815	3,654	17.3	13.125
2nd Quarter	27,954	650	482	44,631	2,975	16	11.9
3rd Quarter	55,106	680	487	57,387	3,826	15.14	10.5
4th Quarter	61,158	600	476	74,802	4,987	13.32	10.1

2002
1st Quarter	39,604	650	519	56,745	3,783	14.75	11.5
2nd Quarter	68,598	663.04	540	90,090	6,006	15.4	11.82
3rd Quarter	56,221	560.56	439.9	54,195	3,613	12	8.7
4th Quarter	70,856	497	385	50,175	3,345	10.74	7.5
2003
1st Quarter (3)	87,051	493.9	403.9	96,585	6,439	10.25	8
December 2002	25,050	497	430	13,560	904	10.74	9.43
January 2003	25,380	493.9	460	38,815	2,588	10.25	9.2
February 2003	37,622	493.9	405.4	32,390	2,159	9.78	8.69
March 2003	24,049	464.4	403.9	25,381	1,692	8.91	8
April 2003	24,443	500	391.5	39,065	2,604	10.49	8.18
May 2003	30,776	575	495	53,467	3,564	12.32	10.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

Quarterly Share Prices on the Latibex

Share
	Volume(4)	Euro$ per 15 shares

	(In	High	Low
thousands)

1997
1st Quarter	—	—	—
2nd Quarter	—	—	—
3rd Quarter	—	—	—
4th Quarter	—	—	—
1998
1st Quarter	—	—	—
2nd Quarter	—	—	—
3rd Quarter	—	—	—
4th Quarter	—	—	—
1999
1st Quarter	—	—	—
2nd Quarter	—	—	—
3rd Quarter	—	—	—
4th Quarter	—	—	—
2000
1st Quarter	—	—	—
2nd Quarter	—	—	—
3rd Quarter	—	—	—
4th Quarter	—	—	—
2001
1st Quarter	—	—	—
2nd Quarter	—	—	—
3rd Quarter	—	—	—
4th Quarter	—	—	—
	—	—	—
2002	—	—	—
1st Quarter	—	—	—
2nd Quarter	—	—	—
3rd Quarter	—	—	—
4th Quarter	—	—	—
2003
1st Quarter (3)	—	—	—
December 2002	—	—	—
January 2003	21	9.74	8.6
February 2003	20	9.00	8.11
March 2003	21	8.30	7.40
April 2003	20	9.15	7.62
May 2003	21	10.70	9.21

(1)	Chilean pesos per share reflect nominal price at trade date per share of Common Stock; the price has not been restated in constant Chilean pesos.

(2)	Trading began on October 8, 1997.

(3)	Through March 31, 2003. Source: Santiago Stock Exchange Official Quotations Bulletin, Bolsa Electrónica, Bolsa de Valparaíso, NYSE.

(4)	Trading began on December 18, 2002.

          The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$47.7 billion (Ch$34.273 billion) as of December 31, 2002 and an average monthly trading volume of US$284 million during 2002. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2002, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 10.8%. We estimate that for the year ended December 31, 2002, our shares were traded on the Santiago Stock Exchange on an average of approximately 99.6% of such trading days.

          On December 31, 2002, the closing sales price for our shares on the Santiago Stock Exchange was Ch$490 per share and US$10 per ADS. At December 31, 2002, there were 11,231,633 ADSs (equivalent to 168,474,495 shares). Such ADSs represented at such date 12.21% of the total number of issued and outstanding shares.

Item 10. ADDITIONAL INFORMATION

Bylaws

          General. Our authorized capital consists of 1,380,000,000 shares, each without par value. On December 31, 2002, all of the shares were issued, fully paid and non-assessable. Our stated objective is to:

•	maintain and improve our leadership position in our core business area, as well as to be the best, most efficient and most profitable retailer in the region;

•	capture and develop new business opportunities that will allow for sustained growth in the future;

•	run a profitable business that will create value for our shareholders and contribute to economic development in our country; and

•	emphasize clear corporate governance rules and accountability to maintain shareholders’ confidence and attract new investors for the continued growth and long-term endurance of our company.

          Shareholders’ Meetings. Our annual shareholders’ meeting is held within four months of the end of our fiscal year, generally in April, but, in any case, following the preparation of our financial statements for the previous fiscal year. Extraordinary shareholders’ meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call a general or extraordinary shareholders’ meeting. Only shareholders of record as of five days prior to a meeting of shareholders will be allowed to vote on matters presented at that meeting.

          Resolutions may be adopted at the annual meeting of shareholders by an absolute majority of the shares present at that meeting. Resolutions that amend our bylaws to allow the merger or sale of our company, change of our corporate form, amendment of the terms of our terms of existence, acceleration of our dissolution, change of our legal domicile, reduction of our capital, approval of contributions and their assessment whenever consisting of assets other than money, amendment of the rights reserved for a general shareholders’ meeting, amendment of the board’s authority, decrease in the number of board members, disposition of a substantial portion of our assets or amendment of our distribution preferences may only be adopted in an extraordinary shareholders’ meeting by the vote of at least two-thirds of all outstanding shares.

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

          At a shareholders’ meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. As a result, our capital increased from Ch$208,528,749,431, represented by 1,380 million no-par value common shares, to Ch$372,151,249,431, represented by 1,630 million common shares. We plan to issue these shares within the next three years. The size, timing and pricing of any future offering of common stock have not been determined. However, pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such offering.

          Voting

          Holders of common stock are entitled to one vote for each share of record on all maters submitted to a vote of our shareholders.

          American Depositary Shares

          At December 31, 2002, we had 11,231,633 ADSs issued and outstanding, equivalent to 168,474,495 shares, which represented 12.21% of the total shares of our company. Each ADS represents 15 shares of common stock.

Material Contracts

     The Deposit Agreement

          American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) are issuable by the Morgan Guaranty Trust Company of New York, as depositary (the “Depositary”), pursuant to the terms of the Deposit Agreement dated as of October 7, 1997 (the “Deposit Agreement”) among our company, the Morgan Guaranty Trust Company of New York and the registered holders from time to time of the ADRs issued thereunder. Each ADS represents the right to receive fifteen (15) shares deposited under the Deposit Agreement with Banco Santiago, the principal offices of which are located at Bandera 201, Santiago, Chile, as custodian under the Deposit Agreement. An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as holders of ADRs. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York, which is presently located at 60 Wall Street, New York, New York 10260. See Exhibit 2.4 — Deposit Agreement.

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

Commercial Paper Offering

          We initiated a partial debt restructuring in 2002 that included the issuance of commercial paper in the amount of UF 2,150,000 to refinance short-term loans made under existing lines of credit. See Exhibit 12.4-Offering Circular and Amendments

Exchange Controls

          The Central Bank of Chile is responsible for, among other things, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”). Foreign investments can be registered with the Foreign Investment Committee under Decree Law 600 of 1974, or can be registered with the Central Bank of Chile under Chapter XIV of the Compendium and the Central Bank Act. The Central Bank of Chile Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

          Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange-control regulations which restrict the repatriation and earnings of the investment. The securities, however, are the subject of a contract (the “Foreign Investment Contract”) among Morgan Guaranty Trust Company of New York (in its capacity as the depositary for shares represented by the ADSs, the “Depository”), us and the Central Bank of Chile. Pursuant to Article 47 of the Central Bank of Chile Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile (“Chapter XXVI”), which addresses the issuances of ADSs by a Chilean company, the Foreign Investment Contract is intended to grant the Depositary and the holders of the ADSs access to the Formal Exchange Market. See Exhibit 2.5 — Foreign Investment Contract.

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

          Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdraws shares upon delivery of ADSs (“Withdrawn Shares”) access to the Formal Exchange Market to convert pesos to dollars (and to remit such dollars outside of Chile) in respect of shares represented by ADSs or Withdrawn Shares, including amounts received as:

•	cash dividends;

•	proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of our liquidation, merger or consolidation, subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange;

•	proceeds from the sale in Chile of preemptive rights to subscribe for additional shares;

•	proceeds from our liquidation, merger or consolidation; and

•	other distributions, that result from holding shares represented by ADSs or Withdrawn Shares, including without limitation, those resulting from any recapitalization.

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

          Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase shares with the benefit of the Foreign Investment Contract must convert such currency into pesos on the date of entry and has five business days from such date to invest in shares in order to receive the benefits of the Foreign Investment Contract. If such person decides not to acquire shares within such period, he can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank of Chile within seven days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject:

•	to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued; and

•	receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Shares.

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

          Share Capital

          Under Article 12 of the Securities Market Law and Circular 585 of the Chilean Superintendencia de Valores y Seguros (the “SVS”), certain information regarding transactions in shares of publicly held companies must be reported to the SVS and the Chilean stock exchanges. Since the ADSs are deemed to represent the underlying shares, transactions in ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report the following to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the publicly-held corporation’s capital;

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a director, receiver, senior officer, C.E.O. or manager of such corporation; and

•	any direct or indirect acquisition of shares resulting in a person acquiring, directly or indirectly, 10% or more of a publicly held corporation’s share capital.

          A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

          Under Article 54 of the Securities Market Law, persons or entities aiming to acquire direct or indirect control of an open stock corporation are also required to:

•	send a written communication to the target corporation, the entities controlled by such corporation or the entities that control such corporation, as well as to the SVS and the Chilean stock exchanges, and

•	inform the general public, in advance, through notice published in two Chilean newspapers of national distribution.

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

          The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. United States holders of ADSs are not entitled to exercise preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement for such rights is available. At the time of any preemptive rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it from enabling the exercise by the holders of ADSs of such preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the Depositary will sell such holders’ preemptive rights and distribute the proceeds from the sale of such rights in a secondary market, if a market for such rights exists and a premium can be recognized over the cost of such sale. Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration received.

          Dissenting Shareholders

          The Chilean Companies Act provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean issuer and to compel that issuer to repurchase their shares, subject to the fulfillment of certain terms and conditions described below. In order to exercise such rights, holders of ADSs must first withdraw the shares represented by their ADSs pursuant to the terms of the Depositary Agreement. “Dissenting” shareholders are defined as those who vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who stated their opposition to such resolution in writing to the issuer within 30 days of its adoption. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the issuer within 30 days after adoption of the resolution.

          The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the issuer into an entity which is not a stock corporation governed by the Chilean Companies Act;

•	the merger of the issuer with and/or into another company;

•	the sale of 50% or more the assets of the issuer; whether or not its liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

•	creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of the company’s assets;

•	the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the creation of preferential rights for a class of shares or an amendment to preferential rights already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected; and

•	such other resolutions as may be established by an issuer’s bylaws (no such additional resolutions currently are specified in the Bylaws of our company).

          Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the Administradoras de Fondos de Pensiones (“AFPs”), subject to certain terms and conditions, if we become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class due to certain actions specified in Article 69 BIS and actions undertaken by us or the Chilean Government that negatively and substantially affect our earnings. Shareholders must perfect their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the shares’ sales price as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

          Voting Shares of Common Stock

          The Depositary will mail a notice to all holders containing the information (or a summary thereof) included in any notice of a shareholders meeting received by the Depositary, a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to Chilean law or the regulations and provisions governing deposited shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders’ ADSs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares represented by ADSs held by the holders. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the Bylaws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares, and upon receipt of such instructions, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such holders’ ADSs in accordance with such written instructions.

          The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares evidenced by an ADS other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares. If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder’s ADSs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote the underlying shares.

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

Chilean Tax Considerations

          The following discussion summarizes the material Chilean income tax consequences of an investment in our common stock or ADSs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (a “Foreign Holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE CHILEAN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES. Under Chilean law, tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be established or amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of both general and specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who rely in good faith on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations. There is no income tax treaty in force between Chile and the United States.

          Cash Dividends and Other Distributions

          Cash dividends paid by our company with respect to the ADSs or shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid to the Chilean tax authorities by us (the “Withholding Tax”). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by us on the income to be distributed (the “First Category Tax”). However, since the amount of First-Category Tax we pay is added to the taxable base in calculating the Withholding Tax, the overall tax burden to the holder will be 35%, regardless of whether we register a tax profit, with the corresponding credit for First-Category Tax paid, or a tax loss. Full applicability of the First Category-Tax Credit at the 16.5% rate results in an effective dividend withholding tax rate of 22.16%. Consequently, the effective withholding tax rate with respect to dividends fluctuates between 22.16% and 35%, depending on whether or not the dividends are attributable to taxable profits that were subject to First-Category Tax at the corporate level.

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

          For dividends attributable to our profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 16.5%, the effective overall tax burden imposed on our distributed profits will be 35%.

          When the First-Category Tax credit is available, it does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable taxable income, the credit for First Category Tax is used proportionately. Presently, the First-Category Tax rate is 16.5%. (As of the year 2002, the First Category Tax rate will gradually increase until it reaches 17%. Therefore, in 2003 the rate will be 16.5%, and beginning in 2004 it will be 17%.) The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16.5% and a distribution of 30% of our consolidated net income distributable after payment of the First-Category Tax.

D&S taxable income	100
First Category Tax (16.5% of Ch$100)	-16.5
Net distributable income	83.5

Dividend distributed (30% of net distributable income)	25.1
Withholding Tax (35% of the sum of Ch$25.2 dividend plus Ch$4.8 First Category Tax paid)	-10.5
Credit for 16.5% of First Category Tax paid	4.95

Net additional tax withheld	5.55

Net dividend received	19.55

Effective dividend withholding rate	22.16%

          In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax Rate =	(Withholding Tax Rate) — (First Category Tax Rate)

1 — (First Category Tax Rate)

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

          Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either:

•	the foreign holder has held the shares for less than one year since exchanging the ADSs for the common shares;

•	the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares;

•	the foreign holder and the purchaser of the shares are “related parties.”

For these purposes, a “related party” is an entity in which the foreign holder is:

•	a partner;

•	a shareholder if the entity is a closed stock corporation; or

•	a shareholder with more than 10% of the shares if the entity is an open stock corporation.

          In all other cases, gain on the disposition of shares will be subject to a flat 16.5% First-Category Tax, and no Withholding Tax will apply.

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

          Notwithstanding the foregoing, in accordance with a Chilean Internal Revenue Service ruling (Oficio No.3708/99), if a foreign holder sells the common shares received in exchange for ADRs on a Chilean Stock Exchange, within two business days prior to the date on which the share transfer with respect to the exchange for ADRs is registered in Santiago’s registry, the acquisition value is permitted to be the price at which the shares were sold, as evidenced by the invoice issued by the stockbroker with respect to the sale. Consequently, such a sale would not generate a gain subject to taxation in Chile.

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

United States Tax Considerations

          The following discussion summarizes the material United States federal income tax consequences of an investment in ADSs or shares by U.S. holders (as defined below). This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. holders, who are subject to special situations such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, persons holding ADSs or shares as part of a hedging, integrated, conversion, constructive sale transaction or a straddle, persons owning 10% of our voting stock, persons subject to the alternative minimum tax, or persons whose functional currency is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in the United States federal income tax consequences different from those discussed below.

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

          As used herein, the term “U.S. holder” means a beneficial owner of ADSs or shares that is for United States federal income tax purposes: (i) a United States citizen or resident; (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

          Subject to certain conditions and limitations, Chilean withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the shares or ADSs in arrangements in which the U.S. holder’s expected economic profit, after non-United States taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

          Distributions to U.S. holders of additional shares, or preemptive rights, with respect to shares that are made, as part of a pro-rata distribution, to all of our shareholders, generally will not be subject to United States federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. holder’s basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15 percent of the fair market value of the old shares at the time of the distribution, unless the U.S. holder elects to determine the basis of the old shares and of the rights by allocating between the old shares and the new shares the adjusted basis of the old shares or (ii) the rights are not exercised and thus expire.

     Capital Gains

          U.S. holders will recognize capital gain or loss for United States federal income tax purposes, upon the sale or other disposition, of ADSs or shares (or preemptive rights with respect to such shares) in an amount equal to the difference between the amount realized for the ADSs or shares, and the U.S. holder’s basis in the ADSs or shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss. Consequently, in the case of a disposition of shares (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit subject to applicable limitations against tax due on other income from foreign sources.

     Estate and Gift Taxation

          As discussed above under “Chilean Tax Considerations- Other Chilean Taxes”, there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

     Information Reporting and Backup Withholding

          In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares or the proceeds received on the sale, exchange or redemption of ADSs or shares within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients such as corporations, and a backup withholding tax will apply to such amounts if the U.S. holder fails to provide an accurate identification number or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability.

Dividend Policy and Dividends

          Our company’s dividend policy is decided upon from time to time by the board of directors and is announced at the regular annual shareholders’ meeting, which is generally held in April of each year. However, the board of directors must submit at the annual regular shareholders’ meeting for shareholder approval each year a proposal for the declaration of the final dividend or dividends to be paid for the preceding year, consistent with the then-established dividend policy. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, unless and except to the extent we have a deficit in retained earnings. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. Our board has the authority to decide whether such dividends will be paid in the form of interim dividends or a single annual payment.

          When one (or more) interim dividend is paid during the fiscal year, a final dividend is declared at the annual shareholders’ meeting in an amount that, together with the interim dividend previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in March or April.

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

          As a general requirement, shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean Withholding Tax. See Item 10. “Additional Information – Chilean Tax Considerations”.

Exchange Rates

          All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See “Item 3. Key Information—Risk Factors.”

Documents on Display

          We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities Exchange Act of 1934 with respect to the common shares.

          You may read and copy all or any portion of the annual report or other information in our files in the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

          The following discussion about our risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See—“Forward Looking Statements”. In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2001.

          Foreign Currency Exchange Rate Risk

          We are exposed to foreign currency risk from changes in the value of certain underlying assets and liabilities. We have performed a VAR analysis on our exposure to changes in foreign currency exchange rates. The VAR is calculated using a historical simulation risk model to calculate changes in earnings from foreign currency risk on all significant on and off balance sheet exposures. The simulation contemplates a period of 12 months and calculates the potential after tax earnings at risk associated with foreign currency fluctuations, with a 95% accuracy level. At December 31, 2002, the VAR analysis shows that foreign exchange rate fluctuations would not have a material effect upon our earnings.

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

          Our net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos as of December 31, 2002 was Ch$38,374 million. Assuming a 10% increase during 2003 of the Chilean peso/U.S. dollar exchange rate with respect to 2002 year-end balances, the result would be a pre-tax accounting income of approximately Ch$3.8 million.

          Interest Rate Risk

          Exposure to interest rate risk reflects our exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2002, approximately 14,69% of our total debt was represented by short-term debt and floating rate debt. Our net exposure to interest rate risk as of December 31, 2002 was Ch$37,074 million. Assuming a 100 basis point increase during 2003 in the weighted average interest rate with respect to 2001 year-end balances, the result would be an increase in our net annual interest expenses of approximately Ch$7,800 million. However, interest rates showed a decreasing trend throughout 2001. Due to depressed consumption levels in Chile, the Central Bank of Chile gradually lowered the referential interest rate from 3.0% in mid 2002 to 2.75% in May 2003.

          In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt.

          The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2002 is shown in Item 5—“Operating and Financial Review and Prospects—Impact of Inflation and Price-level Restatement”. All interest rate sensitive instruments issued or held by the Company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

Item 15. CONTROLS AND PROCEDURES

          Within the 90 days prior to the date of this report, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls or other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

PART III

Item 17. FINANCIAL STATEMENTS

          Reference is made to Item 18 for a list of all financial statements filed as a part of this Form 20-F.

Item 18. FINANCIAL STATEMENTS

          The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:

Index to Audited Consolidated Financial Statements	F-1
Independent Auditors’ Report	F-2
Consolidated balance sheets at December 31, 2001 and 2002	F-3
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-4
Consolidated statements of cash flows at December 31, 2000, 2001 and 2002	F-5
Notes to the Consolidated Financial Statements	F-6

Item 19. EXHIBITS

          The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	English translation of our Amended Bylaws, dated April 29, 2003 (filed herewith).
2.1	English translation of our Bond Issue Agreement, dated October 17, 2000, with Banco de Chile, relating to our issuance of bonds in Chile totaling approximately US$127 million (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).
2.2	English translation of our Loan Agreements with each of Banco Santander and Banco Santiago (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).

Exhibit Number	Description

2.3	English translation of one of the ten promissory notes executed by Disco S.A. (as filed with our annual report on Form 20-F dated as of June 30, 2000 and incorporated herein by reference).
2.4	Deposit Agreement, dated as of October 7, 1997, between us and Morgan Guaranty Trust Company of New York, as Depository and the registered holders from time to time of American Depository Receipts (as filed in Amendment No. 2 to our Form F-1 dated as of October 6, 1997 and incorporated herein by reference).
2.5	English translation of our Foreign Investment Contract with the Depository and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADSs’ and ADRs’ (as filed in Amendment No. 2 to our Form F-1 dated as of October 6, 1997 and incorporated herein by reference).
8.1	List of subsidiaries of the company (filed herewith).
12.1	Certification of Mr. Cristóbal Lira pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).
12.2	Certification of Mr. Miguel Nuñez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).
12.3	English translation of the minutes of the Extraordinary Shareholders Meeting held April 29, 2003 during which an amendment to the articles of incorporation changing the number of Board of Directors from seven to nine and the amended bylaws were approved (filed herewith).
12.4	English translation of our Offering Circular, relating to the issuance of commercial paper in the amount of U.F. 2,150,000 along with the applicable amendments thereto (filed herewith).

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2003.

DISTRIBUCION Y SERVICIO D&S S.A.

/s/ Miguel Nuñez

Miguel Nuñez Chief Financial Officer

CERTIFICATION

I, Cristóbal Lira, certify that:

1.     I have reviewed this annual report on Form 20-F of Distribución y Servicio D&S S.A

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ CRISTÓBAL LIRA

Cristóbal Lira
Chief Executive Officer
Distribución y Servicio D&S S.A
Dated: June 30, 2003

CERTIFICATION

I, Miguel Núñez, certify that:

1.     I have reviewed this annual report on Form 20-F of Distribución y Servicio D&S S.A

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ MIGUEL NÚÑEZ

Miguel Núñez
Chief Financial Officer
Distribución y Servicio D&S S.A
Dated: June 30, 2003

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

Deloitte & Touche Auditores y Consultores Limitada
Av. Providencia 1760, Pisos 6°, 7° y 8°
Santiago
Chile

Tel: (56-2) 270 3000
Fax: (56-2) 374 9177
www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
     Distribución y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries (“the Company”) as of December 31, 2002 and 2001 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Distribución y Servicio D&S S.A. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders’ equity at December 31, 2001 and 2002, to the extent summarized in Note 24 to the consolidated financial statements. As discussed in such note, the accompanying 2001 and 2000 reconciliations to generally accepted accounting principles in the United States of America have been restated.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE

Santiago, Chile
March 3, 2003, except for Notes 23 and 24
     as to which the date is May 26, 2003

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of
December 31, 2001 and December 31, 2002 in thousands of U.S. dollars (ThUS$))

		At December 31,

	Notes	2001	2002	2002

		ThCh$	ThCh$	ThUS$
				Unaudited
				(note 2u)
ASSETS
CURRENT ASSETS:
Cash		23,626,623	19,763,504	27,502
Marketable securities	4	5,682,964	1,376,155	1,915
Notes and accounts receivable	5	49,923,461	125,030,746	173,990
Due from related companies	19	1,050,955	1,453,227	2,022
Inventories	6	70,902,796	89,257,225	124,208
Refundable taxes	14	692,449	5,041,112	7,015
Prepaid expenses		1,516,002	2,446,406	3,405
Other current assets	7	1,490,667	3,144,511	4,376

Total current assets		154,885,917	247,512,886	344,433

PROPERTY, PLANT AND EQUIPMENT — NET	8	454,232,533	489,578,816	681,286

OTHER ASSETS — NET	9	77,564,026	18,169,406	25,284

TOTAL ASSETS		686,682,476	755,261,108	1,051,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	12	13,115,122	46,060,580	64,097
Current portion of long-term liabilities	12	31,869,659	68,630,119	95,504
Dividend payable		7,107,000	6,900,000	9,602
Accounts payable	10	153,879,088	158,515,301	220,586
Sundry creditors	12	5,068,700	5,874,931	8,175
Due to related companies	19	4,846,067	7,633,815	10,623
Accruals and withholdings	11	9,815,553	17,435,742	24,263
Other current liabilities		1,023,027	192,776	269

Total current liabilities		226,724,216	311,243,264	433,119

LONG-TERM LIABILITIES:
Banks and financial institutions	12	69,621,179	32,736,576	45,555
Debentures and bonds	12	81,160,775	92,964,152	129,367
Lease obligations	12	11,270,458	11,774,549	16,385
Sundry creditors	12	1,649,556	236,896	330
Accruals	20	2,480,542	2,928,345	4,075
Other long-term liabilities		2,377,254	2,560,021	3,562

Total long-term liabilities		168,559,764	143,200,539	199,274

MINORITY INTEREST		449,666	84,193	117

SHAREHOLDERS’ EQUITY:
Paid-in capital (Common stock, no par value; authorized, issued and outstanding 1,380,000,000 shares at December 31, 2001 and 2002)		214,784,612	214,784,612	298,889
Technical revaluation reserve and other reserves		1,300,794	1,300,794	1,810
Retained earnings		74,863,424	84,647,706	117,794

Total shareholders’ equity	13	290,948,830	300,733,112	418,493

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		686,682,476	755,261,108	1,051,003

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) for the years ended December 31, 2000, 2001 and 2002 respectively, in thousands of U.S. dollars (ThUS$))

		For the year ended December 31,

	Notes	2000	2001	2002	2002

		ThCh$	ThCh$	ThCh$	ThUS$
					Unaudited
					(note 2u)
OPERATING RESULT
Net revenue		852,182,274	940,309,671	1,048,236,970	1,458,701
Cost of sales		(666,742,474)	(728,631,977)	(808,987,842)	(1,125,768)

Gross profit		185,439,800	211,677,694	239,249,128	332,933
Selling and administrative expenses		(137,122,730)	(155,623,132)	(197,006,753)	(274,150)

Operating income		48,317,070	56,054,562	42,242,375	58,783

NON-OPERATING RESULTS
Non-operating income	18	2,540,623	1,597,299	1,306,565	1,818
Non-operating expenses	18	(17,520,966)	(15,272,229)	(20,545,817)	(28,591)
Price-level restatement	16	664,038	5,702,809	5,431,168	7,558

Non-operating loss		(14,316,305)	(7,972,121)	(13,808,084)	(19,215)

INCOME BEFORE INCOME TAXES		34,000,765	48,082,441	28,434,291	39,568
INCOME TAXES	14	(3,512,363)	(7,536,207)	(4,656,809)	(6,480)

NET INCOME		30,488,402	40,546,234	23,777,482	33,088

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) for the years ended December 31, 2000, 2001 and 2002 respectively, in thousands of U.S. dollars (ThUS$))

			For the year ended December 31,

	Notes	2000	2001	2002	2002

		ThCh$	ThCh$	ThCh$	ThUS$
					Unaudited
					(note 2u)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		30,488,402	40,546,234	23,777,482	33,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense (net)		29,803,976	31,442,587	34,254,305	47,667
Equity in earnings of related companies (loss)			(171,259)	(313,527)	(436)
(Gain) loss on sales of property, plant and equipment, net		39,597	(32,275)	125,629	175
Minority interest		103,821	168,886	61,916	86
Price-level restatement		(664,038)	(5,702,809)	(5,431,168)	(7,558)
Other		44,637	470,072	476,004	662
Changes in assets and liabilities:
Increase in notes and accounts receivable		(1,734,015)	(10,070,676)	(14,896,180)	(20,729)
Decrease (increase) in inventory		9,328,099	(18,235,007)	(18,354,429)	(25,542)
(Increase) decrease in other assets		(2,160,015)	1,091,323	878,626	1,223
(Decrease) increase in accounts payable		(2,794,298)	24,097,331	4,636,213	6,452
Increase (decrease) in income tax payable		1,303,197	3,782,944	(2,045,367)	(2,846)
Increase in other accounts payable		1,120,722	843,740	8,677,633	12,076
Decrease in interest payable		(177,455)	(198,389)	(232,695)	(324)
Decrease in accruals and withholdings		(785,544)	(1,901,989)	(3,950,933)	(5,498)

Net cash provided by operating activities		63,917,086	66,130,713	27,663,509	38,496

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(50,039,105)	(71,198,753)	(68,159,921)	(94,850)
Sale of other investments			1,765
Proceeds from sale of property, plant and equipment		2,476,831	980,229	72,269	101
Proceeds from sale of long-term investments		23,655,217	—	—
Decrease in loans to related companies		2,937	(988,463)	(402,272)	(560)
Payment of capitalized interest		(485,605)	(1,814,380)	(1,042,153)	(1,450)
Purchase in related company		(57,941)	(600,214)	—
Other		(1,305,589)	(1,249,997)	373,193	519

			—
Net cash used in investing activities		(25,753,255)	(74,869,813)	(69,158,884)	(96,240)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt		120,044,703	31,880,866	77,770,012	108,223
Proceeds from loans from related companies			3,601,794	2,360,598	3,285
Repayment of debt		(208,816,350)	(27,608,081)	(70,010,957)	(97,426)
Dividends paid	13	(11,996,069)	(8,733,082)	(14,200,200)	(19,760)
Repayment of loans from related companies		(1,301,640)	—	—	—
Proceeds from issuance of common stock		1,228,756	—	—	—
Proceeds from issuance of bonds		76,809,449	—	36,215,791	50,397
Other		(1,229,555)	—	—	—

Net cash (used in) provided by financing activities		(25,260,706)	(858,503)	32,135,244	44,719

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		12,903,125	(9,597,603)	(9,360,131)	(13,025)
EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS		(291,332)	174,070	1,214,730	1,690
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		26,020,760	38,632,554	29,209,021	40,647

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		38,632,553	29,209,021	21,063,620	29,312

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos
(ThCh$) of December 31, 2002)

1.	THE COMPANY

Distribución y Servicio D&S S.A. (“D&S”) is a corporation organized under the laws of the Republic of Chile, its common shares are listed on the Chilean Stock Exchanges and its American Depositary Receipts on the New York Stock Exchange. It is regulated by the Chilean Superintendency of Securities and Insurance (“SVS”) and the United States Securities and Exchange Commission (“SEC”).

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets in Chile. At December 31, 2002, the Company operated 62 supermarkets in Chile.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). For the convenience of the reader, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

b. Reporting Entity - Until December 1996, the Ibáñez Scott family owned 100% of the outstanding shares of the Company. In prior years, the Ibáñez Scott family owned, as separate companies, substantially all of the shares of Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Almac Internacional S.A. and Constructora e Inmobiliaria El Rodeo S.A. (El Rodeo S.A.). These three companies were operated as an integral part of the Company’s operations, as they principally owned land and buildings used by the supermarkets and held related investments.

In December 1995, D&S acquired the shares in the three companies, that had been separately held by the Ibáñez Scott family, by means of an exchange of shares, thus effectively uniting in the Company all of the Ibáñez Scott family’s supermarket holdings.

The consolidated financial statements of Distribución y Servicio D&S S.A. and subsidiaries as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002 reflect this restructuring of the legal ownership of the companies controlled by the Ibáñez Scott family as a business combination between entities under common control. The change in reporting entity is reported under Chilean GAAP in a manner generally similar to a pooling of interests in accordance with accounting principles generally accepted in the United States of America. However, the book value of the net assets of the companies included in the combination is greater than the value attributed by the shareholders to the increase in the capital of D&S which is equal to the shareholders’ tax basis in the shares of SAITEC S.A., Almac Internacional S.A., and El Rodeo S.A. This difference is recorded as negative goodwill.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

		Total ownership percentage
		at December 31,

		2000	2001	2002

		%	%	%

Administradora de Concesiones Comerciales de Hipermercados S.A.		99.50	99.50	99.50
Administradora de Concesiones Comerciales de Supermercados S.A.		99.17	99.17	99.17
SAITEC S.A.		99.96	99.96	99.96
Maquinsa S.A. (formerly — Fullmarket S.A.)	(1)	100.00	100.00	100.00

(1)	At the Extraordinary Shareholders’ Meetings of Maquinarias, Equipos e Instalaciones S.A. and of Fullmarket S.A. held on December 30, 2000, the merger of the two companies was approved. Therefore, Maquinaria, Equipos e Instalaciones S.A. was absorbed by Fullmarket S.A., which changed its corporate name to Maquinsa S.A.

d. Price-Level Restatement (Monetary Correction) - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (CPI) as follows:

•	Nonmonetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2002 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2002. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute) and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean CPI used for price-level restatement purposes are as follows:

	December 31

Year	Index *	Change in index

2000	106.82	4.7%
2001	110.10	3.1%
2002	113.40	3.0%

*	Index as of November 30 of each year, under prior month rule described above.

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

For comparison purposes, the financial statements and their respective notes are restated by the percentage changes in the Chilean consumer price index from each year end to December 31, 2002 as follows:

Year	Change in index

2000	3.1%
2001	3.0%

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and unidades de fomento (UF — an inflation-indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,

	2001	2002

	Ch$	Ch$
U.S. dollar	654.79	718.61
UF	16,262.66	16,744.12

f. Statement of Cash Flows - The statements of cash flows have been prepared using the indirect method. Cash and cash equivalents include cash and investments in fixed income mutual funds with maturities less than 90 days.

g. Marketable Securities - Marketable securities correspond to investments in shares and mutual funds, which are stated as follows:

•	Shares are stated at the lower of price-level restated purchase cost or year-end market value.

•	Mutual Funds are stated at the year-end value of the units, which is considered market value.

h. Inventories — Inventories are stated at price-level restated cost, on a weighted-average-cost basis, which is not in excess of the net realizable value.

i. Allowance for uncollectibility of accounts receivable - These accounts are determined considering their aging. An allowance is established for 100% of trade accounts receivable, notes protested and under legal collection more than one year past due. An allowance is established for about 60% of balances under legal collection for credit cards of Sociedad Servicios y Administración de Créditos Comerciales Presto Ltda., a percentage determined monthly according to a recoverability review of aged balances. Trade receivables and notes receivable are presented net of such allowance.

j. Property, Plant and Equipment, and Depreciation — Property, plant and equipment is stated at price-level restated purchase cost. The revaluation of property, plant and equipment resulting from an independent technical appraisal is recorded, with a corresponding increase in Shareholders’ Equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The consolidated group includes the cost of financing the works under construction as part of the cost of the fixed assets under construction. This capitalization is determined considering the average rate of the actual financing cost, in accordance with current regulations.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

k. Investments in Affiliated Companies - Investments in affiliated companies are recorded using the equity method of accounting, if the Company can exercise significant influence over the affiliate. Under Chilean GAAP, such significant influence is presumed when the investment represents more than 10% of the investee’s outstanding shares. Accordingly, investments are recorded using the equity method when they represent more than 10% but less than 50% of the voting stock of the investee.

l. Goodwill and Negative Goodwill - The excess of carrying value over cost of investments and the excess of cost over carrying value are amortized over the estimated term of return of the investments which is 10 and 20 years, respectively.

m. Bonds payable — Bonds payable are reported as liabilities at the par value of the bonds issued. The difference between the proceeds and the par value at the time of placement is deferred, and then amortized over the period in which the bonds’ nominal interest is accrued.

n. Income Taxes - The Company has recognized income tax obligations according to legal stipulations in force at year-end.

o. Deferred Taxes - The Company records income taxes in accordance with Technical Bulletin N°60 of the Chilean Association of Accountants, and with Circular N°1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates to be in effect at the time of reversal.

p. Vacation Expense - The annual cost of employee vacations and benefits is recorded on the accrual basis.

q. Research and Development Expenses - Research and development expenses are charged to the income statement during the year incurred. Over the last five years no significant research and development expenses have been incurred.

r. Severance Indemnities - The liabilities for voluntary severance indemnities paid to employees are accrued at the discounted present value of the vested benefits using an 7% discount rate and considering future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

s. Revenue Recognition - Revenue from product sales is recognized when the merchandise is delivered to the customer.

Revenue obtained from suppliers for reaching selling goals, which is recorded on the accrual basis and included in operating revenue on the statements of income. Rebates from suppliers are recorded as agreed-upon as percentage of sales to customers are carried.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

t. Use of Estimates - The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

u. Translation to U.S. Dollars (Unaudited) - The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers, at the December 31, 2002 Observed Exchange Rate of Ch$718.61 per US$1.00 reported by Banco Central de Chile. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

v. Long-lived assets — The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, derived from the present value of expected cash flows.

3.	CHANGES IN ACCOUNTING PRINCIPLES

During 2002, there were no changes in accounting polices from the prior year that might have a significant impact on the interpretation of these consolidated financial statements.

4.	MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Shares	100,566	76,039
Mutual funds (fixed income securities)	5,582,398	1,300,116

Total	5,682,964	1,376,155

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Trade accounts receivable (b)	44,525,947	57,857,353
Notes receivable	1,333,899	1,510,234
Sundry debtors (a)	7,076,082	70,295,062
Allowance for uncollectible receivables	(3,012,467)	(4,631,903)

Total	49,923,461	125,030,746

(a)	Corresponds mainly to the long-term portion of the account receivable from Disco S.A.., as established in contract for the sale of shares of Supermercados Ekono S.A.. The sales price was US$150,000,000 to be paid as follows:

a. US$60,000,000 in cash

b. US$90,000,000 in May 2003.

According to the sales contract entered into by the parties in December 1999, such account receivable is guaranteed by “Disco/Ahold International Holdings N.V.”

The debtor has indicated its intention of settling this balance using a mechanism currency different from that established in the sale agreement this taking into effect changes in currency value at contracted payment dates.

In the opinion of the legal advisers and the management, “the Society has contractual and legal recourses that will allow it to recover the balance, in the form originally agreed and as a result, no provision is necessary for the debt due by Disco S.A., guaranteed by Disco Ahold International Holding N.V.

As explained in Note 23 (“Subsequent events”) to the financial statements, on May 2, 2003, Disco S.A. paid ARG$125,867,351.62 to Distribución y Servicio D & S S.A., which is equivalent to the original in US$ debt converted to Argentine pesos using an exchange rate of ARG$1=US$1, plus an adjustment for an inflation multiple of 1.4427. This translates into US$44,952,625 using an exchange rate of ARG$2.8 = US$1 and ThCh$31,499,204, using an exchange rate of Ch$700.72 = US$1.

The unpaid balance at maturity date of ThCh$34,341,196 (US$45,047,374) which is the unpaid portion of the original US$90,000,000 debt, will be collected as described in Note 23 (“Subsequent events”).

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2001, this balances corresponds to domestic receivables, basically deposits in guarantee given to third parties, debtor vouchers, checks and receivables from employees, which had been reclassified as long-term.

(b)	In 2002, this include ThCh$38,857,993 (ThCh$25,546,031 in 2001) of the credit and obligation portfolio that the indirect subsidiary Servicios y Admistración de Créditos Comerciales Presto Ltda.

6.	INVENTORIES

The detail of inventories is as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Merchandise for sale	69,654,480	85,154,253
Imports in transit	869,734	4,687,725
Supplies	378,582	558,570

Subtotal	70,902,796	90,400,548
Provision to reduce inventory to net realizable value		(1,143,323)

Total	70,902,796	89,257,225

7.	OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Deferred taxes	709,238	1,999,059
Other	781,429	1,145,452

Totals	1,490,667	3,144,511

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	PROPERTY, PLANT AND EQUIPMENT

The detail of property, plant and equipment is as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Land	126,733,456	128,836,998
Buildings and infrastructure:
Buildings	294,619,634	332,870,176
Construction in progress	9,035,358	6,683,029
Machinery and equipment	109,689,360	127,146,814
Other:
Leased assets (1)	29,035,269	35,218,942
Fixtures	23,961,340	28,870,427
Imports in transit	538,056	—

Subtotal	593,612,473	659,626,386

Technical revaluation (2):
Land	3,486,260	3,486,260
Buildings	539,487	539,487

Subtotal	4,025,747	4,025,747

Total gross property, plant and equipment	597,638,220	663,652,133
Accumulated depreciation	(143,405,687)	(174,073,317)

Total net property, plant and equipment	454,232,533	489,578,816

(1)	Correspond to land, buildings and equipment acquired under finance leases and leaseback agreements to build and rent supermarkets.

(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the Superintendency of Securities and Insurance.

Depreciation for the year amounts to ThCh$29,387,658 in 2000, ThCh$31,010,804 in 2001 and ThCh$30,817,117 in 2002, and includes ThCh$28,670 in each year for the depreciation of the technical revaluation. These amounts include the amortization expense associated with leased assets.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

•	Buildings and infrastructure	20 to 60 years
•	Machinery and equipment	4 to 7 years
•	Leased assets	5 to 7 years
•	Fixtures	10 years
•	Other fixed assets	4 years

9.	OTHER ASSETS — NET

Other assets are summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Goodwill (net) (Note 9a)	10,096,787	9,659,599
Investment in other company	830,918	69,565
Account receivable from sale of subsidiary (Note 5a)	60,699,033	—
Other long-term assets (Note 9b)	5,937,288	8,440,242

Total	77,564,026	18,169,406

a. Goodwill and negative goodwill

Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
SAITEC S.A.	(547,343)	(410,507)
El Rodeo S.A.	(822,824)	(617,118)
Inversiones Solpacific Ltda.	(66,130)	(58,981)
Maquinsa S.A.	11,030,942	10,287,283
Other	502,142	458,922

Total	10,096,787	9,659,599

The accumulated amortization for goodwill was ThCh$5,019,263 and ThCh$5,762,923 at December 31, 2001 and December 31, 2002.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incorporation of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A.

On December 28, 1995 the Company received 99.96%, 99.99% and 99.99% interests in Saitec S.A., El Rodeo S.A., and Almac Internacional S.A., respectively, as payment for the capital increase approved at the Extraordinary Shareholders’ Meeting held on that date. These investments were contributed by the shareholders Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A.

The acquisitions were accounted for as described in Note 2b. The excess of the carrying value of the underlying net assets over the stated increase in the Company’s capital (negative goodwill) was recognized and is amortized over ten years.

Acquisition of Maquinsa S.A. (formerly Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100.00% interest in Maquinsa S.A. for ThCh$12,541,143, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$1,032,927 paid as the result of the arbitration proceeding that settled a dispute with Fullmarket’s former owners. The acquisition was accounted for as a purchase. Excess of cost and liabilities acquired over assets acquired was designated as goodwill, which is being amortized over twenty years.

Acquisition of Alimentos y Servicios Ltda. and Inversiones Solpacific S.A.

In April 2001, 50% of the outstanding shares of Sociedades Alimentos y Servicios Ltda. and Inversiones Solpacific S.A. were purchased through the subsidiary companies Administradoras de Concesiones Comerciales de Supermercados S.A. and Administradora de Concesiones de Hipermercados S.A., respectively.

b. Other long-term assets

Other long-term assets are detailed as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Electric utility refundable advances	386,963	266,290
Deferred discount on bond issuance	2,477,480	2,154,366
Deferred expenses of bond placement and issuance cost	1,670,531	1,320,356
Investment in related companies	555,272	1,608,593
Long term receivables	—	2,905,971
Other	847,042	184,666

Total	5,937,288	8,440,242

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	ACCOUNTS PAYABLE

Accounts and notes payable are summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Domestic suppliers	152,560,026	157,758,860
Foreign suppliers	1,319,062	756,441

Total	153,879,088	158,515,301

11.	ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Accruals:
Vacations	2,013,914	2,660,729
Restructuring expenses		4,948,000
Bonuses payable	1,947,605	1,899,084
Other	3,847,415	5,523,580

Subtotal	7,808,934	15,031,393
Withholdings:
Other	2,006,619	2,404,349

Total	9,815,553	17,435,742

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a. Short-term bank debt

Short-term bank debt is summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Payable in:
United States dollars	13,069,579	18,924,081
Chilean pesos (not indexed)	45,543	26,696,138
Inflation-linked units (UFs)		440,361

Total	13,115,122	46,060,580

Weighted average interest rates are as follows:
Loans in U.S. Dollars	5.60%	5.60%
Loans in Chilean pesos (not indexed)	5.75%	5.75%
Loans in inflation-linked units (UFs)	9.60%	9.60%

b. Long-term bank debt

Long-term bank debt is summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	95,361,516	69,810,515
Less: Current portion	25,740,337	37,073,939

Long-term portion	69,621,179	32,736,576

Inflation-linked units (UFs) (1)	TAB+ 1.25%	TAB+ 1.25%

(1) TAB represents the Annual Cost of Funds Bank Rate”

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The UF denominated debt matures serially. Long-term bank debt is payable as follows:

ThCh$
2004	19,719,304
2005	13,017,272

Total	32,736,576

The material covenants of our long-term debt agreements at December 31, 2002 are described in the table below:

Principal Loan Covenants

Banco Santiago	1.	Not to grant as guarantees receivables of Disco S.A.
	2.	To deliver 45% of all payments received from Disco S.A.
	3.	Minimum coverage of financial expenses of 3.75 (operating income +depreciation/financial expenses) for June and December
	4.	Not to sell or encumber the Ekono, Almac and Lider brands.
	5.	Leverage less than 1.5 (current liability/net worth minus intangible asset) for June and December.
	6.	Not to grant new guarantees.

Banco Santander	1.	Minimum coverage of financial expenses of 3.75 (operating income + depreciation/financial expenses) for June and December.
	2.	Leverage less than 1.50 (current liability/net worth minus intangible assets) for June and December.
	3.	Not to sell or encumber the Ekono, Almac and Lider brands.
	4.	Not to grant new guarantees

Bonds	1.	Financial levarage less than 1.20 (liability that accrues interest/net worth).
	2.	Minimum coverage of financial expenses of 3.50 (operating income + depreciation/financial expenses) for a period of 12 months.
	3.	Maintain at least 0.34 of encumberable assets free from encumbrances.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c. Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Capital lease obligations	3,933,566	7,600,690
Less: Current portion	1,278,421	2,527,669

Long-term portion	2,655,145	5,073,021

Leaseback obligations	10,382,200	8,621,521
Less: Current portion	1,766,887	1,919,993

Long-term portion	8,615,313	6,701,528

Total long-term lease and leaseback obligations	11,270,458	11,774,549

Lease and leaseback obligations are stated in inflation-linked units and accrue interest at rates that range from 7% to 13.56%.

Leaseback agreements

		Selling	Nominal	No of	Interest		Income (loss)
Creditor	Asset	prime in	value	installments	rate	Term of contract	from transactions
		UF	UF		%		ThCh$
Bansa Santander S.A.	Land and buildings Alameda	380,518	570,504	121	8.57	18.12.1996 al 20.01.2007	—
Bansa Santander S.A.	Land and buildings Maipú	519,499	763,499	121	8.28	30.08.1996 al 02.10.2006	(306,377)
Bansa Santander S.A.	Land San Bernardo	109,893	111,711	121	8.20	14.03.1997 al 14.03.2007	(50,101)
Bansa Santander S.A.	Land San Bernardo	21,026	30,904	123	8.65	04.12.1997 al 14.03.2007	—

The losses derived when comparing the book value with the selling price are amortized over the term to the respective contracts and are include in other fixed assets, as part of leased assets.

Future minimum lease payments on the long-term portion of capital lease and leaseback obligations at December 31, 2002 are as follows:

ThCh$
2004	4,315,463
2005	4,354,372
2006	2,909,719
2007	194,995

Total	11,774,549

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Sundry creditors from sale of subsidiary	482,901
Due to Inmobiliaria Los Condores S.A. and others and accruing interest at 6.58% a yera		1,442,066
Other (in Chilean pesos)	4,585,799	4,432,865

Total	5,068,700	5,874,931

e. Debentures and bonds

Long-term debentures and bonds is summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	82,744,769	82,498,169
Chilean pesos		36,132,435
Less: current portion	1,583,994	25,666,452

Total	81,160,775	92,964,152

D&S and its subsidiary SAITEC S.A. have issued bond to the Chilean public in UFs. The issues are summarized as follows:

Bonds:

D&S - This liability corresponds to two series of debentures issued in 2000. The detail is as follows:

Bond	Date of		Amount			Nominal	Amortization	Interest
Issued	inscription	Indexation	issued	Series		interest rate	Terms	Payment

SERIES A	15.11.2001	U.F.	3,500,000	A1 UF A2 UF	300,000 3,200,000	7% compounded semiannually	1 installment due on April 1, 2006	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

SERIES B	15.11.2001	U.F.	1,200,000	B1 UF B2 UF	200,000 1,000,000	6.5% compounded semiannually	32 semiannual equal installments as from April 1, 2007	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SAITEC S.A. - This liability corresponds to UF350,000 of 22 year debentures issued in 1992. Principal is paid down semiannually from October 1, 1995, after a three year grace period. Interest is payable semiannually at 6.5%. These debentures have no specific guarantees.

Interest accrued at December 31, 2002 and 2001 was ThCh$1,420,361 and ThCh$1,478,316 respectively and is included under current liabilities. The difference between par value and the effective placement value is being deferred and amortized by the interest method. The prepaid discount at December 31, 2002, was ThCh$2,483,708 (ThCh$2,809,448 in 2001) and is included under current assets for ThCh$329,342 (ThCh$331,968 in 2001) and other assets for ThCh$2,154,366 (ThCh$2,477,480 in 2001).

Debentures:

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF2,150,000, with the Securities and Insurance Register, under number 003, with have the following characteristics:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

b)	Long-term issues are shown under debentures and bonds

c)	The promissory notes have no special guarantees

d)	At December 31, 2002, the premium from the placement of the promissory notes amounts to ThCh$167,810, of which ThCh$77,209 is shown in other short-term liabilities and ThCh$90,601, in other long-term liabilities.

e)	The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At December 31, 2002, ThCh$36,994 have been amortized, and included in the 2002 financial expenses. The balance on ThCh$669,808 is shown in Other current assets and in Other long-term assets for ThCh$41,194.

f. Long-term sundry creditors

The details of long — term portion of sundry credits is as follows.

	At December 31,

	2001	2002

	ThCh$	ThCh$
Due to Compañía de Petróleos de Chile S.A. for the and accruing interest at 8.59% a year	258,696	236,896
Due to Inmobiliaria Los Cóndores S.A. and others and accruing interest at 6.58% a year	1,390,860	—

Long-term portion	1,649,556	236,896

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity accounts are as follows:

				Retained earnings
		Additional	Technical
	Paid-in	paid-in	revaluation	Other	Retained	Net income	Interim
	capital	capital	reserve	reserves	earnings	for the year	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances, January 1, 2000	192,075,080		1,139,891	30,055	42,642,982	(8,639,173)	(5,524,065)	221,724,770
Transfers					(14,163,238)	8,639,173	5,524,065
Capital paid in	117,360	1,014,229						1,131,589
Dividends paid					(5,517,142)		(5,520,000)	(11,037,142)
Monetary correction	9,030,159	22,878	53,575	1,412	1,178,571		(99,360)	10,187,235
Net income for the year						28,710,369		28,710,369

Balances, December 31, 2000	201,222,599	1,037,107	1,193,466	31,467	24,141,173	28,710,369	(5,619,360)	250,716,821
Price-level restatement	6,237,900	32,150	36,997	977	748,376	890,021	(174,200)	7,772,221

Balances as of December 31, 2000 price-level restated at December 31, 2000	207,460,499	1,069,257	1,230,463	32,444	24,889,549	29,600,390	(5,793,560)	258,489,042

Balances, January 1, 2001	201,222,599	1,037,107	1,193,466	31,467	24,141,173	28,710,369	(5,619,360)	250,716,821
Transfers					23,091,009	(28,710,369)	5,619,360
Dividends paid					(8,280,000)			(8,280,000)
Capitalization of reserves	1,038,144	(1,038,144)
Monetary correction	6,268,006	1,037	36,997	977	1,265,478			7,572,495
Net income for the year						39,365,276	(6,900,000)	32,465,276

Balances, December 31, 2001	208,528,749		1,230,463	32,444	40,217,660	39,365,276	(6,900,000)	282,474,592
Price-level restatement	6,255,863		36,914	973	1,206,530	1,180,958	(207,000)	8,474,238

Balances as of December 31, 2001 price-level restated at December 31, 2002	214,784,612		1,267,377	33,417	41,424,190	40,546,234	(7,107,000)	290,948,830

Balances, January 1, 2002	208,528,749		1,230,463	32,444	40,217,660	39,365,276	(6,900,000)	282,474,592
Transfers					39,365,276	(39,365,276)
Dividends paid					(13,800,000)		6,900,000	(6,900,000)
Monetary correction	6,255,863		36,914	973	1,987,288			8,281,038
Net income for the year						23,777,482	(6,900,000)	16,877,482

Balances, December 31, 2002	214,784,612		1,267,377	33,417	67,770,224	23,777,482	(6,900,000)	300,733,112

a. Paid-in capital

In accordance with article 10 of Law Nº18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. At December 31, 2002 and 2001, D&S’s paid-in capital is divided into 1,380,000,000 no-par-value common shares.

b. Capital increases

The Extraordinary Shareholders’ Meeting held on April 28, 1998 agreed to increase D&S’s capital to ThCh$180,360,266 (historical) divided into 1,380,000,000 no-par-value common shares. This capital increase was paid through capitalization of additional paid-in capital of ThCh$98,208,861 (historical), monetarily corrected as of March 31, 1998. At December 31, 1999 there was a balance of ThCh$117,360 (historical), equivalent to 1,740,210 shares, yet to be subscribed and paid in. In 2000 those shares were subscribed and ThCh$1,131,589 (historical) was paid in for them.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Tenth Extraordinary Meeting of Shareholders held on April 24, 2001 agreed to increase the capital of the Company from ThCh$201,222,599 to ThCh$202,260,743, capitalizing share premiums amounting to ThCh$1,037,107 (historical) monetarily corrected at March 31, 2001.

The Eleventh Extraordinary Meeting of Shareholders held on May 23, 2002 agreed to increase the capital of the Company on ThCh$163,622,500. The Company agreed to issue 250 million shares, no par value, to the public within 3 years. At year-end, some have been subscribed, however none were issued.

c. Income distribution policy

In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the General Shareholders’ Meeting decides otherwise by a unanimous vote of the issued shares.

d. Reserve for technical revaluation of property, plant and equipment

This reserve corresponds to D&S’s share in technical revaluations made by subsidiaries in prior years.

e. Other reserves

These reserves correspond to the excess value in the technical revaluation of property, plant and equipment.

14.	INCOME TAXES

a. The detail of accrued income taxes is as follows:

	At December 31,

	2001		2002

	ThCh$		ThCh$
First category income taxes	(5,837,100)		(5,832,498)
Less:
Estimated monthly payments	3,239,936		6,021,308
Personnel training credit and Real estate tax credit	844,037		2,257,344
Refund due to carryback of net tax losses	779,540
Arica Law tax credit	71,325		8,825

Net income taxes (payable) refundable	(902,262	)(1)	2,454,979 (2)

(1)	This amounts included in other current liabilities.

(2)	At December 31, 2002, recoverable income tax is shown together with other recoverable taxes such VAT.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2002, the Company has no retained taxable income and its tax subsidiaries have retained taxable income of approximately ThCh$108,198,990 (M$72,000,000 in 2001). The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders. Certain subsidiaries have tax losses for tax purposes totaling ThCh$8,988,924 as of December 31, 2002 (M$4,840,000 in 2001).

b. Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, December 31, 2001				Balance, December 31, 2002

	Deferred assets		Deferred Liabilities		Deferred assets		Deferred Liabilities
	Short -	Long-	Short -	Long-	Short -	Long-	Short-	Long-
	term	term	term	term	term	term	term	term
Temporary difference	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for uncollectible accounts	364,076				684,826
Vacations accrual	321,555				468,249
Leased assets				333,934				467,953
Depreciation of property, plant and equipment				2,526,818				2,923,091
Severance indemnity	49,270	407,648			123,750	497,818
Realization allowance on inventory					188,648
Sundry provisions	15,981				752,757
Sundry debtors					36,665
Capitalized financial cost				1,374,316				1,486,291
Deferred charges				1,586,416			115,830	1,310,172
Tax loss	111,749	698,193				1,497,387

Total deferred taxes	862,631	1,105,841		5,821,484	2,254,895	1,995,205	115,830	6,187,507
Complementary accounts balance	(153,393)	(629,497)		(3,302,612)	(140,006)	(570,516)		(2,573,573)

Net balances per balance sheet	709,238	476,344 (1)		2,518,872 (1)	2,114,889 (2)	1,424,689 (1)	115,830 (2)	3,613,934

(1)	Long-term deferred tax liabilities are presented net of long-term deferred tax assets under other long-term liabilities.

(2)	Short-term deferred tax receivable are presented net of short-term deferred tax liabilities under other short-term assets.

The complementary accounts represent the effect of temporary differences accumulated prior to January 1, 2000. This balance is amortized over the estimated period the differences will reverse.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c. The charge to income for income taxes is as follows:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Current tax expense
For the year	(3,108,367)	(5,837,100)	(5,832,498)
Prior year adjustment		(769,814)	32,585
Deferred taxes
Change in deferred taxes	(932,623)	(1,231,552)	1,799,775
Effect of amortization of complementary accounts of deferred tax assets and liabilities	528,627	302,259	(656,671)

Total charge to results	(3,512,363)	(7,536,207)	(4,656,809)

15.	FOREIGN CURRENCIES

Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

	At December 31,

	2001	2002

	ThCh$	ThCh$
ASSETS
Current assets	6,043	64,819,356
Long-term assets	60,699,033

Total assets	60,705,076	64,819,356

LIABILITIES
Current liabilities	14,388,641	21,672,199
Long-term liabilities		4,045,870

Total liabilities	14,388,641	25,718,069

Net asset position	46,316,435	39,101,287

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	PRICE-LEVEL RESTATEMENT

Price-level restatement (monetary correction), described in Note 2d, credited (charged) to income is as follows:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Property, plant and equipment — net	18,284,650	13,596,778	14,527,708
Non-monetary liabilities — net of assets	284,158	1,884,633	1,613,277
Shareholders’ equity	(10,818,130)	(7,799,669)	(8,281,038)
Indexation and exchange differences	(5,816,739)	(835,875)	(1,023,413)
Income statement amounts	(1,269,901)	(1,143,058)	(1,405,366)

Gain from changes in the purchasing power of the Chilean peso	664,038	5,702,809	5,431,168

17.	DIRECTORS’ REMUNERATION

The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Attendance fees	126,042	257,268	311,105

The following amounts were also paid to the Directors for activities not related to their positions as Directors:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Per – diem	55,994	54,310	52,728

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	NON-OPERATING INCOME AND EXPENSES

Non-operating income for each year is summarized as follows:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest income	830,535	1,001,436	454,073
Amortization of negative goodwill	342,542	342,542	342,542
Refund due to carryback of net tax losses (1)	779,540
Other	588,006	253,321	509,950

Total	2,540,623	1,597,299	1,306,565

(1) See Note 24 a.2.

Non-operating expense for each year is summarized as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Financial expense	15,576,932	12,650,890	13,387,795
Amortization of goodwill	758,860	779,686	786,879
Minority interest	103,821	168,886	61,916
Restructuring expenses			4,948,000
Other	1,081,353	1,672,767	1,361,227

Totals	17,520,966	15,272,229	20,545,817

19.	TRANSACTIONS WITH RELATED PARTIES

a.	Related companies - The Company has transactions with its direct and indirect affiliates and with companies that are under common ownership or management. Balances due from and due to these companies are shown on the balance sheets.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Accounts receivable and payable - The detail of accounts receivable and payable is the following:

		At December 31,

		Receivable		Payable

		2001	2002	2001	2002

		ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
Servicios Profesionales y de Comercialización S.A.	(1)			4,830,910	7,618,658
Intersuper Argentina S.A.				15,157	15,157
Aquapuro S.A.		60,613	208,847
Inversiones Solpacific S.A.		110,235	107,025
Inmobiliaria Mall Calama S.A.		880,107	1,137,355

Totals		1,050,955	1,453,227	4,846,067	7,633,815

(1)	The balance payable is owed to a shareholder, bears interest at 3.8% a year on UF denominated principal.

Other balances receivable and payable are not subject to interest or indexation.

c.	Transactions - The principal transactions with related companies are summarized as follows:

	Transaction			Loss

	2000	2001	2002	2000	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest and indexation on current account	329,212	347,651	688,762	(329,212)	(347,651)	(688,762)
Purchase of merchandise	7,017,624	8,600,225	10,301,535

20.	SEVERANCE INDEMNITIES

The Company records an accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using an 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

The accrual amounts to ThCh$2,480,542 in 2001 and ThCh$2,928,345 in 2002, and is included as Accruals under long-term liabilities.

An additional accrual has been established to recognized the employees’ turnover rate, adjusting the current portion of the accrual for severance indemnities. The short-term accrual portion of the liability was increased ThCh$513,932 in 2001 and ThCh$750,000 in 2002, as a result of these assumption changes.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	CONTINGENCIES AND COMMITMENTS

Parent company

a.	Direct commitments

a.1.	To secure the loans granted by Banco Santiago and Banco Santander, the following guarantees were constituted, which are in force at December 31, 2002:

•	Mortgage in favor of Banco Santiago for land located in the Community of Lo Barnechea and at 15 Norte St. in Viña del Mar with a book value of ThCh$54,596,113.

•	Mortgage in favor of Banco Santander on land located in the Community of La Reina with a book value of ThCh$12,895,267.

•	Mortgage in favor of Inversiones Inmobiliaria Quilicura, Inversiones Bancard and Ases e Inversiones CMB S.A. for land located in the Community of Chicureo with a book value of ThChM$4,188,175.

a.2.	The Company has commitments arising from imports of inventory and plant and equipment under bank letters of credit for ThCh$3,611,714.

b.	Indirect commitments

The Company has no indirect commitments.

c.	Management restrictions and financial covenants:

In accordance with long-term loan contracts with Banco Santiago and Banco Santander, the Company must comply with certain financial covenants. At December 31, 2002, the Company is in compliance with these covenants.

d.	Lawsuits

At December 31, 2002, the Company and its subsidiaries have lawsuits filed against them which are related to their normal business activity. According to the Company’s legal advisors and the management, they do not present risk of significant loss.

As explained in Note 23 (“Subsequent events”), the Company filed a lawsuit against Disco Ahold International Holdings N.V., the guarantor of the debt mentioned in Note 5 “Short-and Long-term Debtors” and against its Parent Company, Royal Ahold, in Holland.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsidiaries

Direct commitments:

•	General mortgage in favor Banco Santander on the property located in La Dehesa St. Nº2016, Community of Lo Barnechea. The book value of such assets is ThCh$5,905,790.

•	The Subsidiaries have commitments arising from imports of inventory and plant and equipment under bank letters of credit amounting to ThCh$639,368.

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest collected	478,012	621,707	127,182

Interest paid	14,685,824	12,256,095	11,628,671

Income taxes paid	3,108,367	863,716	869,677

Property, plant and equipment acquired by assuming directly related debt	3,017,215	5,917,507	5,762,940

23.	SUBSEQUENT EVENTS

On May 2, 2003, Disco S.A. paid ARG$125,867,351.62, Distribución y Servicios D&S S.A. which is equivalent to the original US$ debt translated to Argentine pesos using an exchange rate of ARG$1=US$1, plus an adjustment for on inflation multiple of 1.4427 for the effect on the original amount at a par of 1:1, though date of settlement. This translates into ThCh$31,499,204, or approximately 50% of Disco S.A.’s debt with the Company (Note 5 “Notes and accounts receivable”).

The Company notified the guarantor, Disco Ahold International Holdings N.V., of the failure to pay 100% of the obligation from the agreement for the sale of shares, and requested payment of the remaining unpaid balance from that Company. In addition, the Company filed lawsuits in the Dutch Antilles against the guarantor, and in Holland, against Royal Ahold, the guarantor’s Parent Company.

The Company has steadfastly rejected the applicability of the Argentine currency convertibility regime to, Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and have commenced legal actions against the guarantor, in the Netherlands Antilles, and against its parent, Royal Ahold, in the Netherlands, in order to collect the defaulted amount in full.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

From January 1, 2003, and the date of the issuance these financial statement, no other subsequent events have occurred that might affect the balances or the interpretation of these financial statements.

24.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important aspects from those generally accepted in the United States of America (“US GAAP”). Such differences involve certain methods for measuring the amounts included in the financial statements as well as the required disclosures and classifications.

a. Difference in Measurement Methods - The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under accounting principles generally accepted in the United States of America are as follows:

a.1. Inflation Accounting - The cumulative inflation rate in Chile as measured by the Consumer Price index for the three-year period ended December 31, 2002 is 10.8%.

Chilean GAAP require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2d, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The inclusion of price-level adjustments (monetary correction) in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. Accordingly, the effect of price-level restatement is not eliminated in the reconciliation to US GAAP.

a.2. Income Tax - Until 1999, under Chilean GAAP, no accounting recognition was given to tax loss carryforwards until they were realized by reducing future taxable income. Also, deferred tax liabilities resulting from timing differences between tax and book income are not recorded, to the extent that they are offset by the tax loss carryforwards. Deferred tax assets were not recorded, unless they represented an effective prepayment of tax.

Starting on January 1, 2000, the Company and its subsidiaries record all the deferred taxes arising from temporary differences, tax losses and other events that create differences between the book and tax basis of assets and liabilities in conformity with Technical Bulletin N°60 issued by the Chilean Institute of Accountants and its complements. The provisions of Technical Bulletin N°60 are applicable only to temporary differences, tax benefits from tax losses, and other events that create differences between the book basis and the tax basis of assets and liabilities, originating from January 1, 2000. Under Chilean GAAP the accumulated effect

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the change at January 1, 2000 is booked in a contra – asset or liability account and amortized into income as the reversal is estimated to occur. The effect of the reversal of this amortization is shown in the reconciliation.

According to Technical Bulletin N°71 of the Chilean Institute of Accountants, starting 2001, deferred taxes will be accounted for, applying the established income tax rate of the year the difference will reverse.

Under US GAAP, temporary differences between the book and tax value of assets and liabilities give rise to deferred tax assets or liabilities established. Also, a deferred tax asset should be recorded for tax loss carryforwards. Deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of this difference is shown in the reconciliations below.

As a result of the merger of Maquinsa S.A. with Maquinarias, Equipos e Instalaciones S.A., a part of the former’s tax loss carryforwards and carrybacks have been applied against taxes paid in prior years by the latter, resulting in a gain of ThCh$779,540 in 2000. This gain is included in other non-operating income under Chilean GAAP. Under US GAAP, the amount had already been recorded as part of the deferred tax assets in prior years. The effect of this difference is shown in the reconciliations below.

a.3. Mandatory Dividend - As required by Law Nº18,046 and unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for US GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. The effect on equity is shown in the reconciliation below.

a.4. Marketable Securities - Under US GAAP, investments other than those accounted for under the equity method are required to be accounted for under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. This standard requires investments to be accounted for as follows: (1) held-to-maturity securities, which are defined as debt securities that a company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) available for sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity.

Under Chilean GAAP, the Company presents marketable equity securities at the lower of cost plus price-level restatement or market. Under US GAAP, these investment would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders’ equity. The effect of this difference is not material.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a.5. Property, Plant and Equipment - As mentioned in Note 2h, certain property, plant and equipment is reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the year, is shown in the reconciliations below.

Losses associated with sales-lease back contracts in Chilean GAAP are deferred and amortized on the life of the contract. For US GAAP, they are expensed immediately. The difference is not significant.

a.6. Business Combination - In accordance with Chilean GAAP, business combinations with companies under common control are accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding 20 years. Under U.S. GAAP, business combinations involving companies under common control are recorded at historical cost in a manner similar to a pooling of interests and accordingly, no goodwill is recorded. Pursuant to the incorporation of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A. the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company’s capital. Under US GAAP, such negative goodwill would be reversed.

In addition, under U.S. GAAP, business combinations involving companies which are not under common control are recorded at purchase cost with assets and liabilities acquired stated at their respective fair market values. To the extent that the purchase price exceeds the fair market value of the net assets acquired, the remainder is designated as goodwill. Goodwill and indefinitely – lived assets recorded under the purchase method are not amortized in 2002 under statement of Financial Accounting Standards No. 142. In the 2000 and 2001 financial statements, amortization of these assets was recorded under U.S. GAAP.

Upon acquisition of Maquinsa S.A. in 1996, the Company recorded all assets acquired and liabilities assumed on the acquisition date at their respective net book values in the books of the acquired company in accordance with Chilean GAAP. Under U.S. GAAP, the Company would record all assets acquired and liabilities assumed, including deferred taxes, at their fair value on the date of acquisition. Therefore, goodwill recorded under Chilean GAAP would be different from U.S. GAAP goodwill by the difference between the book value and the fair market value of the net assets acquired. Amortization of goodwill would require adjustment in all years; in 2000 and 2001 for the difference caused by initial amount recorded and the difference in lives and, in 2002, for the reversal of all goodwill amortization upon adoption under U.S. GAAP of Statement at Financial Accounting Standards No. 142.

Pursuant to the acquisition of Supermercados Ekono S.A. (Argentina) in 1996, the Company recorded all assets acquired and liabilities assumed on the acquisition date at the net book value as recorded in such subsidiary’s books in accordance with Chilean GAAP. The Company had previously held a 49.99% non-controlling interest in Supermercados Ekono S.A. accounted for

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company’s shareholder, Servicios Profesionales y de Comercialización S.A. for ThCh$9,638,283 which resulted in a gain of ThCh$211,636. Under Chilean GAAP, these transactions would be treated separately and the Company would only include the investment in and results of operations of Supermercados Ekono S.A. (Argentina) in its financial statements during the period of its ownership. Under U.S. GAAP, the sale and subsequent repurchase of the 49.99% interest from the shareholders would be treated as capital transactions and the financial statements of the Company would include the investment in and results of operations of Supermercados Ekono S.A. (Argentina) for all periods presented. Additionally, the purchase of the additional 50.0% interest in Supermercados Ekono S.A. (Argentina) from an unrelated company would be accounted for under the purchase method of accounting under both Chilean and U.S. GAAP similar to the accounting method for the acquisition of Maquinsa S.A. described above. In December 1999, the Company sold its 99.99% interest in Supermercados Ekono S.A. (Argentina).

The effects of recording the acquisitions of the Argentine subsidiary and Maquinsa S.A., and the subsequent sale of Supermercados Ekono S.A. (Argentina) under U.S. GAAP are shown in the reconciliations below.

As mentioned in note 9 to the financial statements on April 2001, 50% of the outstanding shares of Sociedad Alimentos y Servicios Ltda. and Inversiones Solpacific S.A. were purchased through the subsidiary companies Administradora de Conceciones Comersiales de Supermercados S.A. and Administradora de Concesiones de Hipermercados S.A. respectively. The acquisition represents a non-controlling interest in the underlying companies pursuant to these acquisitions the Company recorded all assets acquired and liabilities assumed on the acquisition date at the net book value as recorded in such subsidiary’s books in accordance with Chilean GAAP. Under U.S. GAAP, the Company would record all assets acquired and liabilities assumed, including deferred taxes, at their fair value on the date of acquisition. Therefore, goodwill recorded under Chilean GAAP would be reduced in an amount equal to the difference between the book value and the fair market value of the net assets acquired. Furthermore, as a result of the reduction in goodwill, amortization of goodwill would be reduced in periods subsequent to the acquisition under U.S. GAAP. The effect of the difference between the book value and the fair value of the net assets acquired is not material.

Under US GAAP, according to SFAS N° 142, goodwill is no longer amortized, but is tested for impairment on an annual basis an whenever indicators of impairment arise. Distribución y Servicios D&S S.A. applied SFAS N° 142 on January 1, 2002 and no cumulative effect adjustment was required. The annual impairment test required under SFAS N°142 also resulted in no adjustment for impairment.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a.7. Severance Indemnities the company is accounting for its severance indemnities under SFAS 87 - In accordance with Chilean GAAP, prior-service costs that arose when the Company started recording a severance indemnity liability in 1995, were charged to income in that year. Under US GAAP such prior-service costs under SFAS 87, “Accounting for Pension Benefits” would have been recorded as a deferred asset and charged to income using the straight-line method over the estimated average remaining service period of the employees. The effects of conforming with US GAAP are shown in the reconciliations below.

The difference between US GAAP and Chile GAAP for the projected obligation related to SFAS 87 and the amount recorded under Chile GAAP is not significant.

a.8. Classification of amortization of goodwill - Under Chilean GAAP, the amortization of goodwill is classified as non-operating expense. Under US GAAP, such amortization is classified as operating expense. The effect of the difference in classification is shown in the reconciliations below.

a.9. Liability recognition for certain employee termination benefits and restructuring cost – The recognition of liabilities related to a restructuring process under US GAAP is prescribed by Emerging Task Force 94-3, “Liability Recognition for Certain Employee Termination Benefits and other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). In order to recognize a liability for employee termination benefits and other restructuring costs, EITF 94-3 requires that, prior to the date of the financial statements, certain specific conditions must be met. At December 31, 2002 al the required conditions were met with respect to the restructuring process of the Company.

a.10. Long –lived assets other than goodwill - The FASB issued SFAS N°144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS N°121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to the Disposed Of “ (“SFAS 121”) and the Accounting and Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of business. SFAS 144 applies to all long-lived assets, including discontinued operations, and requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. In 2002, the Company adopted this pronouncement. No change of circumstances occurred which would have required impairment testing to be performed.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a.11. Present value adjustment on account receivable from Disco S.A. — Under Chilean GAAP, the account receivable from Disco S.A. for the sale of Ekono Argentina in 1999 was recorded without discounting the long-term portion to its net present value as of the date of the sale. Under US GAAP, such receivable is recorded at the net present value of the account using a 7% annual interest rate and the interest income is recognized over the life of the loan. The effects of conforming with US GAAP are shown in the reconciliation below.

a.12. Goodwill related to acquisition of Maquinsa S.A. – In 1999, the Company settled an amount of $1,032,927 with the former owner of Maquinsa S.A. in arbitration. Maquinsa S.A. had been acquired by the Company in 1997. Under Chilean GAAP, this amount was recorded as goodwill. Under U.S. GAAP, this amount would have been expensed. The effects of this difference are presented in the reconciliation below.

a.13. Effect of Conforming to US GAAP - The adjustments required to conform reported net income to US GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2002 purchasing power and thousands of US dollars):

		Year ended December 31,

		2000	2001	2002	2002

	Paragraph	ThCh$	ThCh$	ThCh$	ThUS$
		Restated	Restated		Unaudited
		Note 24.b.6	Note 24.b.6		(note 2u)
Net income, in accordance with Chilean GAAP		30,488,402	40,546,234	23,777,482	33,088
Reversal of depreciation of the technical revaluation of property, plant and equipment	a.5	28,670	28,670	28,670	40
Adjustment for deferred taxes	a.2	(864,992)	(309,263)	656,671	914
Reversal of tax refund already recognized in prior years as deferred taxes	a.2	(779,540)
Amortization of deferred asset for prior service cost	a.7	(22,590)	(22,590)	(22,590)	(31)
Reversal of amortization of negative goodwill	a.6	(342,542)	(342,542)	(342,542)	(477)
Adjustment to depreciation and amortization and monetary correction for fair value adjustment of acquired subsidiaries and reversal of amortization of goodwill in 2002	a.6	394,320	394,320	786,879	1,095
Present value adjustment on accounts receivable from Disco S.A.	a.11	3,132,797	3,711,182	4,231,068	5,888

Net income and other comprehensive income, in accordance with US GAAP		32,034,525	44,006,011	29,115,638	40,517

Consolidated operating income in accordance with US GAAP is ThCh$47,900,752 in 2000 ThCh$55,617,418 in 2001 and ThCh$36,850,380 in 2002.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adjustments to reported net equity required to conform to US GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2002 purchasing power and thousands of US dollars):

		December 31,

		2000	2001	2002	2002

	Paragraph	ThCh$	ThCh$	ThCh$	ThUS$
		Restated	Restated		Unaudited
		Note 24.b.6	Note 24.b.6		(note 2u)
Net equity, in accordance with Chilean GAAP		266,243,713	290,948,830	300,733,112	418,493
Reversal of the technical revaluation of property, plant and equipment	a.5	(1,854,867)	(1,854,867)	(1,854,867)	(2,581)
Reversal of the accumulated depreciation of the technical revaluation of property, plant and equipment	a.5	584,324	612,994	641,664	893
Adjustment for deferred taxes	a.2	(2,917,982)	(3,227,244)	(2,570,573)	(3,577)
Reversal of severance indemnity prior service cost	a.7	677,718	677,718	677,718	943
Amortization of deferred asset for prior-service cost	a.7	(135,544)	(158,134)	(180,724)	(251)
Mandatory dividend required by law (30% of net income less interim dividends paid)	a.3	(3,179,154)	(8,236,024)	(8,469,269)	(11,786)
Reversal of negative goodwill	a.6	3,425,416	3,425,416	3,425,416	4,767
Reversal of amortization of negative goodwill	a.6	(1,737,736)	(2,080,278)	(2,422,820)	(3,372)
Adjustment to depreciation, amortization and monetary correction for fair value adjustment of acquired companies	a.6	1,362,612	1,756,932	2,543,811	3,540
Dividend paid in connection with the purchase of Supermercados Ekono S.A. (Argentina) from controlling shareholder	a.6	(1,337,356)	(1,337,356)	(1,337,356)	(1,861)
Adjustment to net loss on sale of Supermercados Ekono S.A. (Argentina)	a.6	(1,264,573)	(1,264,573)	(1,264,573)	(1,760)
Present value adjustment on accounts receivable from Disco S.A.	a.11	(6,611,095)	(2,899,914)	1,331,154	1,852
Adjustment for difference between goodwill treatment under purchase accounting	a.12	(1,032,927)	(1,032,927)	(1,032,927)	(1,437)

Net equity, in accordance with US GAAP		252,222,549	275,330,573	290,219,766	403,863

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in net equity accounts determined under US GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2002 purchasing power):

ThCh$
Balance at December 31, 1999 (restated)	234,134,492 (1)
Dividends paid	(11,995,033)
Mandatory dividend required by law	(3,180,190)
Capital paid in	127,420
Additional paid-in capital	1,101,335
Net income for the year (restated)	32,034,525

Balance at December 31, 2000 (restated)	252,222,549
Dividends paid	(15,840,081)
Mandatory dividend required by law	(5,057,906)
Net income for the year (restated)	44,006,011

Balance at December 31, 2001 (restated)	275,330,573
Dividends paid	(13,993,200)
Mandatory dividend required by law	(233,245)
Net income for the year	29,115,638

Balance at December 31, 2002	290,219,766

(1) See Note 24 (b) (6).

b. Additional Disclosure Requirements

b.1. Employee Benefits - Employee benefits are provided by independent pension funds and health-insurance companies, which are funded by employees’ contributions. The Company has no responsibility as an employer for payments under these plans, other than withholding amounts from employees’ salaries. Neither does the Company have obligations for postemployment or postretirement benefits to its employees.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.2. Earnings Per Share - The following disclosure of earnings per share information is not required under Chilean GAAP, but is required by US GAAP:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income under US GAAP	32,034,525	44,006,011	29,115,638
Goodwill amortization under US GAAP	(1,153,180)	(1,174,006)	—

Adjusted net income under US GAAP	30,881,345	42,832,005	29,115,638

	2000	2001	2002

	Ch$	Ch$	Ch$
Basic earnings per share:
Reported net income	23.21	31.89	21.09
Add back:
Goodwill amortization	0.84	0.85	—

Adjusted net income	24.05	32.74	21.09

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

	For the year ended December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
	(Restated)	(Restated)
	Note 24.b.6	Note 24.b.6
Net income under US GAAP	32,034,525	44,006,011	29,115,638
Other comprehensive income:
Increase (decrease) in cumulative translations adjustment of foreign subsidiary		—

Comprehensive income for the year	32,034,525	44,006,011	29,115,638

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.4. Income Taxes - The consolidated provision for income taxes charged to income is as follows:

	For the year ended December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Charge for the year under Chilean GAAP	3,512,363	7,536,207	4,656,809
Deferred income tax expense (benefit)	1,644,531	309,263	(656,671)

Charge for the year under U.S. GAAP	5,156,894	7,845,470	4,000,138

The consolidated USGAAP deferred tax liability is summarized as follows:

	At December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Property, plant and equipment	(3,402,424)	(4,235,067)	(4,877,335)
Allowance for notes and accounts receivable	459,835	364,076	645,677
Inventory	191,071	—	188,648
Accruals	559,955	706,125	1,918,388
Deferred charges	(1,715,152)	(1,586,416)	(1,426,002)
Tax loss carryforwards (1)	1,203,929	809,942	1,497,387

Net deferred tax liability	(2,702,786)	(3,941,340)	(2,053,237)

(1) In Chile tax loss carryforwards may be utilized indefinitely.

The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable 15% in 2000 and 2001 and 16.0% in 2002 (Chilean statutory income tax rate) to U.S. GAAP pretax income as a result of the following:

	Year ended December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
At statutory Chilean tax rate	5,108,794	7,221,045	4,549,487
Effect of enacted change in tax rate	—	195,970	—
Other	48,100	428,455	(549,349)

Effective tax	5,156,894	7,845,470	4,000,138

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.5. Classification of expenses and income - Under Chilean GAAP, the following expenses and income are classified an non-operating income and expenses whereas under U.S. GAAP they would be classified as net operating expenses.

	For the year ended December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Amortization of goodwill	758,860	779,686	786,879
Amortization of negative goodwill	(342,542)	(342,542)	(342,542)
Restructuring expenses	—	—	4,948,000

Total	416,318	437,144	5,392,337

b.6. Restatement of reconciliation to US GAAP

i.	The Company restated its results in US GAAP for the year 2000 and 2001 to in order to present its non-interest-bearing accounts receivable from Disco S.A. at its present value at each of the years ended December 31, 2000 and 2001 recognizing accreted interest as earned.

	Year ended December 31,

	2000	2001
	ThCh$	ThCh$
US GAAP net income as previously reported	28,901,728	40,294,829
Present value adjustment on accounts receivable from Disco S.A.	3,132,797	3,711,182

Net income for the year	32,034,525	44,006,011

Earnings per share under US GAAP as previously reported (in Chilean pesos)	20.95	29.20
Earnings per share under US GAAP restated (in Chilean pesos)	23.21	31.89

ii.	The Company restated its equity in US GAAP for the years 2000, 2001 and 2002 to present its accounts receivable from Disco S.A. at its present value for the years ended December 31, 2000, 2001 and 2002 and to adjust opening retained earnings at January 1, 2000. The opening retained earnings adjustment related to an arbitration settlement in 1999 which was capitalized to goodwill for Chilean GAAP purposes. Under US GAAP, the amount should have been expensed.

US GAAP Equity as previously reported	ThCh$

January 1, 2000 equity as previously reported	244,911,312
Adjustment for present value of receivable	(9,743,893)
Adjustment for difference between goodwill treatment under purchase accounting	(1,032,927)

Shareholders’ equity	234,134,492

b.7. Goodwill – Had we adopted SFAS N°142 effective January 1, 2000 and accordingly not amortized goodwill for the years ended December 31, 2001 and 2000 our net income and basic income per share would have been as follows:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income under US GAAP	32,034,525	44,006,011	29,115,638
Goodwill amortization under US GAAP	(1,153,180)	(1,174,006)	—

Adjusted net income under US GAAP	30,881,345	42,832,005	29,115,638

	2000	2001	2002

	Ch$	Ch$	Ch$
Basic earnings per share:
Reported net income	23.21	31.89	21.09
Add back:
Goodwill amortization	0.84	0.85	—

Adjusted net income	24.05	32.74	21.09

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.8. Cash flow information

i. The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	63,917,086	66,130,713	27,663,509

Cash provided by operating activities under U.S. GAAP	63,917,086	66,130,713	27,663,509

Cash provided by (used in) financial activities under Chilean GAAP	(25,260,706)	(858,503)	32,135,244

Cash provided by (used in) financial activities under U.S. GAAP	(25,260,706)	(858,503)	32,135,244

Cash used in investing activities under Chilean GAAP	(25,753,255)	(74,869,813)	(69,158,884)
Purchase of investments	(23,694,006)	(5,582,398)	(1,300,116)

Cash used in investing activities under U.S. GAAP	(49,447,261)	(80,452,211)	(70,459,000)

b.9. Estimated Fair Value of Financial Instruments - US GAAP requires disclosure of the fair value of financial instruments owned by the Company and its subsidiaries, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair value of such financial instruments approximated their carrying amount. The estimated fair values are based on the following methods and assumptions:

·	Marketable securities - The fair value of investment in mutual funds is equivalent to the carrying amount, which is based on the net asset value per unit.

·	Notes and accounts receivable and payable - The carrying amount, notes and accounts receivable and payable approximate fair value because of the short maturity of these instruments.

·	Long-term debt - The fair value of the Company’s long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities, which approximate the average rate currently paid by the Company.

·	Short-term debt - Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.10. Lease Commitments

The Company and its subsidiaries lease eight of their retail outlets and five of their warehouses under rental agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1% to 3% with guaranteed minimum rentals. Minimum future rentals are as follows:

ThCh$
2003	2,122,454
2004	1,763,428
2005	1,594,058
2006	1,531,904
2007	1,497,545
2008	1,447,314
Thereafter	12,928,463

Total	22,885,166

Consolidated rental expense is ThCh$1,453,955, ThCh$1,974,983 and ThCh$3,054,623 for the years ended December 31, 2000, 2001 and 2002, respectively.

b.11 Segment Information

Domestic operations under US GAAP are summarized as follows:

	Operations

	Chile

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Net revenue	852,182,274	940,309,671	1,048,236,970
Operating income	47,900,752	55,617,418	36,850,380
Identifiable assets	610,203,296	676,585,689	745,601,509

The Company’s domestic operations are organized under three established store formats with distinct attributes, allowing it to segment the market and target growth areas with the preferred format for the local market conditions. The multiple formats provide the flexibility to match each store site with the format best suited to the surrounding area.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s three store formats have been aggregated into two reportable segments (supermarket format and hypermarket format) since the long-term financial performance of these reportable segments is affected by similar economic conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its operating segments based on gross profit of the respective business units.

Summarized financial information concerning the domestic reportable segments of the Company and its subsidiaries is shown in the following table. The “Other” column includes corporate related items, results of insignificant operations, as it relates to segment gross profit, income and expense not allocated to reportable segments:

	Hypermarket	Supermarket
	format	format	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$

2000
Revenues	519,624,315	308,958,827	23,599,132	852,182,274
Segment gross profit	88,838,378	76,299,751	20,301,672	185,439,801
2001
Revenues	665,351,897	257,043,331	17,914,443	940,309,671
Segment gross profit	122,827,154	57,726,275	31,124,266	211,677,695
2002
Revenues	836,085,890	176,255,343	35,895,737	1,048,236,970
Segment gross profit	163,043,146	41,813,590	34,392,392	239,249,128

Supermarkets
Within the different store divisions, the Company organize Ekono and Almac jointly as a supermarket segment. The stores included within the supermarket segment are characterized by traditional neighborhood supermarkets (average selling area of 2,000 m2) providing a pleasant, friendly atmosphere and personalized attention, with an emphasis on food. These stores offer a broad assortment of quality perishables and groceries. Additionally, a variety of prepared dishes is available in those stores located in higher income areas.

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

b.12. Advertising Costs

The Company expenses advertising costs as the corresponding services are performed. Consolidated advertising costs for the years ended December 31, 2000, 2001 and 2002 are ThCh$9,965,534, ThCh$11,595,717 and ThCh$14,224,550, respectively.

b.13. Suppliers rebates

Operating revenue includes revenue obtained from suppliers for reaching selling goals, which is recorded on the accrual basis and included in operating revenue on the statements of income. Rebates from suppliers are recorded at an agreed-upon percentage of sales to customers. The amounts recorded have been included in the revenue line of the income statement, as required under Chilean GAAP.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.14. Valuation and Qualifying Accounts

The Company provides credit operations through its subsidiary, Servicios y Administración de Créditos Comerciales Presto Ltda. All receivables are stated at face value due to their turnover period being less than one year.

A loan loss reserve has been established for the credit portfolio.

The following summarized the activity in the loan loss schemes for the periods indicated:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
January 1, balance	395,940	438,417	628,300
Additional provisions	1,794,661	2,256,526	3,548,699
Write-offs, net	(1,752,184)	(2,066,643)	(3,206,737)

December 31, balance	438,417	628,300	970,262

b.15. Recent Accounting Pronouncement

In January 2003, the Chilean Association of Accountants issued Technical Bulletin N°72, “Combinación de Negocios Inversiones Permanentes y Consolidación de Estados Financieros”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin N°72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin N°72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

SFAS 143, Accounting for Asset Retirement Obligations (“SFAS 143”), was issued in June 2001 — SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset. The Group will be required to adopt SFAS 143 on July 1, 2002. Management believes that the effect of implementing this pronouncement will not have a material impact on its financial statements.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishments of Debt,” which required that all gains and losses from extinguishments of debt be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishments of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, “Accounting for Leases”, to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company’s results of operations or financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. The Company does not believe that the adoption of FIN 46 will have an impact an its financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS No. 148), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the results of operations. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company does not believe that the adoption of SFAS 148 will have impact on its financial statements.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, this statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” under which a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions are applicable on a prospective basis and are effective for any exit and disposal activities initiated after December 31, 2002. No exit or disposal activities have been entered into by the Company subsequent to the effective date.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

In January 2003, the Emerging Issues Task Force (“EITF”) issued EITF 02-16, “Accounting by a Customer (Including a reseller) for Certain Consideration Received from a Vendor”. This EITF applies to certain consideration received from a vendor and contains guidance on how these agreements shall be recognized and classified in the income statement. The provisions of this EITF are effective for transactions entered into after December 31, 2002. The Company is currently assessing the impact of this EITF on its financial statements.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No. 149), Amendment of statement 133 on derivative instruments and hedging activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company is evaluating the effect this pronouncement will have on its financial statements.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Schedule II – Valuation and Qualifying Accounts (In thousands of constant Chilean pesos of December 31, 2002)

	Balance	Additions
	at	charged to				Balance
	beginning	costs and				at end of
	of period	expenses	Deductions	Other		period

	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
December 31, 2000
Allowance for doubtful Accounts receivable	3,086,634	443,138	(1,937,205)		—	1,592,567
Allowance for inventory	2,262,351	1,743,296	(2,262,351)		—	1,743,296
December 31, 2001
Allowance for doubtful Accounts receivable	1,592,567	3,703,293	(2,283,393)		—	3,012,467
Allowance for inventory	1,743,296		(1,743,296)		—	—
December 31, 2002
Allowance for doubtful Accounts receivable	3,012,467	5,022,817	(3,403,381)			4,631,903
Allowance for inventory	—	1,143,323	—		—	1,143,323

* * * * * *