Form 20-F
period 2003-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2004-06-30
CIK 1046247

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________________to ____________________

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

☐Item 17 ☒Item 18

INTRODUCTION

     Distribución y Servicio D&S S.A. is a corporation organized under the laws of Chile. We completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We also listed our common shares on the Madrid Stock Exchange in December 2002. Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile. Our telephone number is 011-562-200-5000, and our website is www.dys.cl.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3 — “Key Information — Risk Factors”, Item 4 — “Information on the Company” and Item 5 — “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things:

•	our strategy, and particularly our focus since mid-2003 on Every Day Low Prices;

•	the integration of the stores acquired from Carrefour Chile in December 2003;

•	any new store openings;

•	our expectations regarding ongoing litigation, and particularly the likelihood of full recovery on the purchase price owed on our sale of Ekono Argentina;

•	our capital expenditure plans;

•	industry trends; and

•	other expectations, intentions and plans contained in this annual report that are not historical fact.

     When used in this annual report, the words “expects”, “anticipates”, “intends”, “plans”, “may”, “believes”, “seeks”, “estimates” and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, unforeseen competitive pressures, Chilean economic conditions and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, in this annual report:

•	“U.S. dollars”, “dollars”, “$”, or “US$” refer to United States dollars;

•	“pesos” or “Ch$” refer to Chilean pesos, the legal currency of Chile;

•	“Argentine pesos” or “A$” refer to Argentine pesos, the legal currency of Argentina; and

•	“UF” refers to Unidades de Fomento, an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate.

•	"€” refers to euros, the legal currency of the European Union.

     In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable. The term “sales”, as used in this annual report, is distinct from “net revenues”, and is limited to product sales (net of value added tax) attributed to our retail operations.

     Chile is divided into political subdivisions, each called a “Region”. The Regions are denominated by Roman numerals (i.e., I-XIII), except for the Santiago metropolitan region.

     We have computed the information contained in this annual report regarding annual volume, per capita growth rates and levels, market share, product segment, and population data in the supermarket industry based upon market statistics. Sales figures for the supermarket industry in Chile, which are based upon industry surveys and information reported to the Instituto Nacional de Estadísticas, or INE, are based on data supplied by the A.C. Nielsen Company. Additional data was obtained from third parties and from our own research. We believe that our estimates are reliable, but they have not been confirmed by independent sources.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

General

     The following table presents our summary consolidated financial data and other financial and operating information at the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., independent registered public accounting firm. The summary consolidated financial information as of December 31, 2001 was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., independent registered public accounting firm. The consolidated financial data should be read in conjunction with our consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Results of Operations and Financial Condition”. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered by the financial statements.

     As required by Chilean GAAP, our financial statements are adjusted to reflect changes in purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index, or CPI, measured from December 1 to November 30 of each year. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date such assets and liabilities were acquired or incurred to the end of the period.

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the observed exchange rate reported by the Chilean Central Bank for December 31, 2003, which was Ch$593.80 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts presented in this annual report could have been or could be converted into Chilean pesos or U.S. dollars, as the case may be, at any particular rate or at all.

Recent Developments

     Acquisition of Carrefour Chile S.A. On December 19, 2003, we agreed to acquire 100% of the shares of Carrefour Chile S.A., which we refer to as Carrefour Chile, representing all of Carrefour’s operations in Chile, for €100 million (at that time, approximately US$124 million). Actual payment relating to the acquisition and stock transfer and consummation of the transaction took place on January 7, 2004. Through the acquisition, we acquired seven hypermarkets in the city of Santiago with a total sales area of 58,638 square meters (an average of 8,377 square meters per store). In 2003, these acquired stores had sales of US$180 million and an estimated market share of 2.8% of the Chilean supermarket industry based on annualized revenues for 2003. As of the date of this annual report, we have integrated six of these stores into our business and closed the seventh store, which was located adjacent to an existing Lider hypermarket. We believe that the acquisition of Carrefour Chile will allow us to expand our retail operations in densely populated areas of the Santiago metropolitan region as well as further expand our non-food businesses, specifically in the areas of housewares, general merchandise, clothing and electronics.

Selected Financial and Operating Data

	At and for the year ended December 31,
	1999		2000		2001		2002		2003		2003(1)
	(amounts in millions of constant Ch$ and millions of US$, and except per share and
	per ADS information and percentages or as otherwise indicated)
INCOME STATEMENT DATA:
Chilean GAAP:
Net revenue	Ch$	912,188	Ch$	860,704	Ch$	949,713	Ch$	1,058,719	Ch$	1,163,000	US$	1,959
Cost of sales		(721,235)		(673,410)		(735,918)		(817,078)		(901,115)		(1,518)
Gross profit		190,953		187,293		213,795		241,641		261,885		441
Selling and administrative expenses		(160,712)		(138,494)		(157,179)		(198,977)		(216,643)		(365)

Operating income		30,241		48,800		56,616		42,664		45,242		76
Non-operating income		1,488		2,566		1,613		1,320		1,484		2
Non-operating expenses		(37,438)		(17,696)		(15,425)		(20,751)		(18,532)		(31)
Net price-level restatement and foreign exchange gain (loss)		(1,588)		671		5,760		5,485		(872)		(1)

Non-operating loss		(37,538)		(14,459)		(8,052)		(13,946)		(17,920)		(30)
Income (loss) before income taxes		(7,295)		34,340		48,564		28,718		27,322		46
Income taxes		(2,405)		(3,547)		(7,612)		(4,703)		(6,503)		(11)

Net income (loss)	Ch$	(9,702)	Ch$	30,793	Ch$	40,952	Ch$	24,015	Ch$	20,819	US$	35

Net income (loss) per share(2)	Ch$	(7.03)	Ch$	22.3	Ch$	29.67	Ch$	17.40	Ch$	15.09	US$	0.03
Net income (loss) per ADS(3)		(105.46)		334.63		445.12		261.03		226.29		0.38
Dividends per share(4)	Ch$	8.0	Ch$	10.0	Ch$	10.0	Ch$	10.0	Ch$	5.00	US$	0.01
Dividends per ADS(3)(4)		120.0		150.0		150.0		150.0		75.00		0.13
Weighted average shares outstanding (in millions)(5)		1,378		1,380		1,380		1,380		1,380
U.S. GAAP:
Net revenue	Ch$	854,836	Ch$	802,308	Ch$	878,258	Ch$	975,867	Ch$	1,068,304	US$	1,799
Operating income		29,819		48,379		56,173		32,221		44,800		75
Net income (loss)		(18,704)		32,355		44,446		29,407		23,667		39
Net income (loss) per share	Ch$	(13.56)	Ch$	23.44	Ch$	32.21	Ch$	21.3	Ch$	17.15	US$	0.03
Net income (loss) per ADS(3)		(203.30)		351.69		483.11		319.64		257.25	US$	0.43
Weighted average shares outstanding (in millions)(5)		1,378		1,380		1,380		1,380		1,380		1,380
BALANCE SHEET DATA:
Chilean GAAP:
Total current assets	Ch$	166,636	Ch$	138,049	Ch$	156,434	Ch$	249,988	Ch$	320,900	US$	540
Property, plant and equipment-net		402,261		417,095		458,774		494,475		499,646		841
Total assets		634,607		626,720		693,549		762,814		844,726		1,423
Short-term debt		91,233		13,106		45,432		115,838		135,047		227
Long-term debt		126,520		190,293		163,673		138,851		175,064		295
Total shareholders’ equity		248,988		268,906		293,858		303,740		310,829		523
Ratio of shareholders’ equity to capitalization (6)		65.3%		57.8%		59.6%		62.3%		60.5%		60.5%
U.S. GAAP:
Total assets	Ch$	635,914	Ch$	629,066	Ch$	695,428	Ch$	768,298	Ch$	846,197	US$	1,425
Long-term debt		128,927		194,187		163,673		138,851		175,064		296
Total shareholders’ equity		236,475		254,743		278,084		293,122		303,713		511
OTHER FINANCIAL INFORMATION
Chilean GAAP:
Capital expenditures	Ch$	27,842	Ch$	50,539	Ch$	71,911	Ch$	68,842	Ch$	44,159	US$	74
Depreciation and amortization		35,869		30,102		31,757		34,597		37,999		64
Net cash provided from operating activities		91,938		64,557		66,792		29,385		33,451		56
Financial Ratios(7) (Chilean GAAP):
Gross margin		20.9%		21.8%		22.5%		22.8%		2 2.5%
Operating margin		3.3		5.7		6.0		4.0		3.9
Net margin		(1.1)		3.6		4.3		2.3		1.8
Current ratio		65.0		84.5		68.3		79.5		91.2
Total debt/total shareholders’ equity		87.4		75.6		74.1		83.9		99.8

	At and for the year ended December 31,
	1999		2000		2001		2002		2003		2003(1)
	(amounts in millions of constant Ch$ and millions of US$, and except per share and
	per ADS information and percentages or as otherwise indicated)
Operating Information:
Number of stores (at end of period):
Almac(8)		5		4		4		4		—
Ekono(9)		31		31		28		23		—
Lider Express		—		—		—		—		26
Lider		13		14		16		21		23
Lider Vecino		—		3		5		13		19
Lider Mercado(10)		—		—		1		1		—

Total		51		52		54		62		68
Total selling space(11)		230,031		242,007		263,635		309,361		333,344
Average selling space per store(12)		4,510		4,566		4,810		5,005		4,902
Average sales per store (in millions)(13)(14)	Ch$	14,511	Ch$	14,676	Ch$	16,179	Ch$	16,196	Ch$	16,108	US$	27
Increase (decrease) in same store sales(14)(15)		(9.7)%		2.4%		3.0%		(1.4)%		0.3%
Sales per square meter (in millions)(14)(16)	Ch$	3.3	Ch$	3.2	Ch$	3.4	Ch$	3.2	Ch$	3.3	US$	0.006
Total number of employees(17)		10,536		12,154		15,988		17,912		17,400
Sales per employee(14)(18)	Ch$	71.8	Ch$	67.9	Ch$	66.5	Ch$	58.7	Ch$	65.4	US$	110,059

(1)	Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$593.80 per U.S. dollar, the Observed Exchange Rate at December 31, 2003. Dividends are translated at the Observed Exchange Rate on the date of payment. Such U.S. dollar transactions are presented for the convenience of the reader and should not be construed as representations that the Chilean peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2)	Net income (loss) per share expressed in constant Chilean pesos.

(3)	Determined by multiplying per share amounts by 15 (one ADS = 15 shares).

(4)	Figures are in constant Chilean pesos and U.S. dollars. U.S. dollar amounts for dividends are calculated by applying the Observed Exchange Rate on the dividend payment date to the nominal peso amount.

(5)	Calculated on the basis of the number of shares outstanding and fully paid.

(6)	Capitalization is equal to the current portion of long-term debt plus long-term debt plus minority interest and equity.

(7)	These ratios, which are expressed as percentages, were calculated as follows: Gross margin = Gross income/Net revenues; Operating margin = Operating income/Net revenues; Net margin = Net income/Net revenues; Current ratio = Current assets/Current liabilities.

(8)	During 2003, we converted all of our Almac stores into Lider Express supermarkets.

(9)	During 2003, we converted three of our Ekono Stores into Lider Vecino compact hypermarkets and the remaining Ekono stores into Lider Express supermarkets.

(10)	During 2003, we converted our Lider Mercado store into a Lider hypermarket.

(11)	In square meters at period end. For 1999 includes a reduction of 32,002 square meters due to our sale of Ekono-Argentina to Disco S.A.

(12)	In square meters. Calculated by adding the average monthly selling space for each month during the year and dividing the result by 12. Average monthly selling space is defined as total selling space as of the last day of the month divided by the number of stores open on the last day of such month. Sales area of FarmaLider stores not included (marginal).

(13)	Sales for the period divided by the average number of stores at the end of each month during the period. Includes sales from FarmaLider stores.

(14)	“Sales” set forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP.

(15)	Reflects increase (decrease) in net revenues of all stores open and operated by our company through out two corresponding financial periods and, consequently, excludes net revenues of stores opened or closed or which underwent renovation during either of such periods.

(16)	Sales for the period divided by the average square meters of selling space at the end of each month during the period includes sales from FarmaLider stores, sales area of these stores is not included.

(17)	Number of full-time equivalent employees at period-end (company total).

(18)	Sales for the period divided by the average number of employees at the end of each month during the period (full time shifts in stores) including employees in FarmaLider stores.

Exchange Rates

     Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Chilean Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Chilean Central Bank. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

     The reference exchange rate for the Formal Exchange Market is reset daily by the Chilean Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the euro and the Japanese yen. The observed exchange rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Chilean Central Bank.

     Prior to September 2, 1999, authorized transactions by banks were generally transacted within a certain band above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Chilean Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Chilean Central Bank announced that it will intervene in the exchange market only in special and qualified cases.

     Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. At December 31, 2003, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date of Ch$ 593.80 per US$1.00.

     The following table sets forth the high, low, average and year-end observed exchange rates for U.S. dollars for the periods indicated as expressed in pesos per US$1.00, as reported by the Chilean Central Bank. No indication is made that the Chilean peso or U.S. dollar amounts referred to in this annual report actually represent, could have been or could be converted into, U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a daily 12:00 p.m. buying rate for Chilean pesos:

Observed Exchange Rate (3)
Period	Low (1)		High (1)		Average (3)		Year End
1999	Ch$	470.23	Ch$	550.93	Ch$	512.85	Ch$	530.07
2000		501.04		580.37		542.08		573.65
2001		557.13		716.62		636.39		654.79
2002		641.75		756.56		694.46		718.61
2003		593.10		758.21		691.40		593.80
December 2003		593.10		617.85		602.90		N/A
January 2004		559.21		596.78		573.64		N/A
February 2004		571.35		598.60		584.31		N/A
March 2004		588.04		623.21		603.92		N/A
April 2004		596.61		624.98		608.19		N/A
May 2004		622.25		644.42		635.76		N/A

(1)	Reflects pesos at historical values rather than constant pesos.

(2)	The average of observed exchange rates for pesos on the last day of each full month during the relevant period.

(3)	The average of closing observed exchange rates for pesos for each day of transactions during the month.

(4)	Transactions carried out on the previous bank business day reported by the Central Bank.

Source: The Chilean Central Bank

RISK FACTORS

     An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

Risks Relating to Our Company

     Our “Every Day Low Prices” strategy may erode our profitability.

     In 2003, we strengthened our commitment to our “Every Day Low Prices”, or EDLP, strategy. The long-term success of this strategy in increasing our net income will depend on our ability to achieve a combination of increased sales volume and cost reductions that is significant enough to offset the reduction in our average operating margins. In the short term, we expect our EDLP strategy to reduce our profitability because we do not expect volume increases and cost reductions to fully offset the price decreases. In the second half of 2003 and in the first quarter of 2004, our operating margins have declined principally due to the implementation of our EDLP strategy. The long-term success of our EDLP strategy is subject to significant risks, including the following:

•	we may generate less additional sales volume than expected;

•	we may encounter difficulties obtaining additional vendor allowances from suppliers in the expected amounts and within the timeframe we currently anticipate;

•	our competitors may decide to match or undercut some or all of our reduced prices, making it difficult to sustain a sufficient price differential to attract the desired increase in customers;

•	we may fail to achieve desired reductions in selling expenses;

•	our Faro efficiency projects may yield lower cost reductions than expected; and

•	even if we are successful in implementing our strategy, it may take longer than planned to achieve the desired results.

     Any one of these factors could adversely affect our EDLP strategy and, consequently, our business, financial condition, results of operations, cash flows and prospects.

     Increased competition may adversely affect our results of operations.

     The retail food industry in Chile is characterized by growing competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs on the basis of price, location, quality of products and services, product variety and store conditions. Through our Lider store formats (hypermarkets, compact hypermarkets and supermarkets), we compete across the full spectrum of food retailing in Chile with a number of national hypermarket and supermarket chains, smaller chains and unaffiliated independent food stores.

     Additionally, there is a trend towards consolidation in the Chilean supermarket industry. Our Chilean competitor, Cencosud S.A., which owns Jumbo, purchased Santa Isabel from Royal Ahold in 2003, and we purchased Carrefour Chile S.A. from Carrefour in January 2004. As a result of the Cencosud acquisition of Santa Isabel, Cencosud has recently become a stronger competitor in the Chilean market. Also, some companies in other areas of the retail industry in Chile are expanding into other retail areas, including, for example, the merger of Falabella (a department store) with Sodimac (a home improvement store). If these retailers expand into the supermarket sector and are successful in capturing market share, our results of operations may be adversely affected.

     We have adopted a strategy of “Every Day Low Prices”, which has had an adverse effect on our average operating margins. The pricing responses of our competitors may cause us to lower our prices further and take other actions that may adversely affect our profitability, compel us to reduce our planned capital expenditures or otherwise force us to forego growth opportunities. Some of our competitors and potential competitors in Chile have greater financial resources than we do and could use these resources to take steps which could adversely affect our financial condition and competitive position. Future competition may materially and adversely affect our business, financial condition, results of operations, cash flows or prospects.

     The Chilean retail market may become saturated and prevent us from carrying out our plans for expansion or from achieving further growth.

     Historically, our sales growth has resulted primarily from the addition of new stores. As the number of stores increases, we may not be able to expand our floor space without decreasing sales of our existing stores. Additionally, during the 1990s, aggressive expansion by supermarket and hypermarket retailers operating in Chile resulted in an average annual growth in retail floor space of 11% that continued through 2002. If the Chilean retail industry continues to expand and becomes saturated relative to the current purchasing power of the Chilean consumer, it may limit our ability to profitably expand through new store openings.

     The growth of our credit card operations may expose us to increased credit and financial risk, which may adversely affect our financial condition and results of operations.

     Our Presto credit card business is a growing segment of our operations. Over the twelve months from December 31, 2002 to December 31, 2003, we increased our number of accounts in good standing by 43.3% from 455,403 to 652,541 account holders. From 2002 to 2003, our net revenues derived from credit card financial income increased 69.5% to C$19,086 million or 1.6% of our net revenue. At the same time our delinquency rates have been increasing. Our amounts past-due have increased 551% from Ch$1,753 million at December 31, 2002 to Ch$11,419 million at December 31, 2003 and as a percentage of total accounts receivable have increased from 5% to 13%. At December 31, 2003, we had 652,541 accounts in good standing with credit outstanding of Ch$75,763 million (US$127.6 million), and we intend to continue to increase the number of account holders in the near term. At December 31, 2003 our allowance for doubtful accounts was Ch$3,059 million (US$5.2 million), representing 4.2% of our total net receivables.

     We assume sole responsibility for account approval and credit risk by administering Presto as a separate operating unit. As a result, we are exposed to increased credit and financial risk, which may adversely affect our financial condition and results of operation. These risks include:

•	Economic Downturns - Our credit card business is affected by general economic conditions beyond our control, including employment levels, consumer confidence and interest rates. A downturn in the Chilean economy may lead to a decrease in credit sales;

•	Increased Delinquencies and Charge-offs - Subject to our credit standards, we seek to increase the in-store credit available to our customers, particularly to permit the purchase of more expensive, higher-margin durable goods. As a result, our credit card operations accept a significant portion of applicants otherwise rejected by credit card operations administered by local Chilean banks. These customers generally have higher rates of charge-offs and delinquencies and are more adversely affected by downturns in the Chilean economy than customers with better credit profiles;

•	Inability to Predict Future Charge-offs - The approaches we use to select our customers may not be as effective at predicting future charge-offs due to changes in the economy, which may result in higher incidence of delinquencies among our customers;

•	Changes in Credit Card Use - A variety of social factors may cause changes in credit card use, including changes in consumer confidence levels, the public’s perception of the use of credit cards, and changing attitudes about incurring debt; and

•	Increased Regulation - Although our credit card business is currently not subject to government regulation other than generally applicable laws, the Chilean government may impose regulations in the future. Any such regulations could increase our costs and limit the manner in which we may offer and extend credit. The Chilean government is currently considering new legislation which may require additional disclosure by retail companies granting credit to consumers. For a fuller discussion of this proposed legislation, see “Information on the Company — Regulation”.

     If we are unable to access capital markets in the future, our financial condition and results of operations may be adversely affected.

     We cannot assure you that we will be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Our ability to access financial markets in sufficient amounts and at acceptable costs to finance our operations and fund our future capital expenditures will depend to some degree on prevailing capital and financial market conditions over which we have no control. Our failure to generate sufficient cash flows from operations or to obtain such financing could cause us to delay or abandon some or all of our planned capital expenditures, which, in turn, could adversely affect our competitive position, financial condition, results of operations, cash flows and prospects.

     A change in antitrust law, regulation or regulatory oversight in Chile could require that we take certain compliance measures including the incurrence of significant incremental expenses which could adversely impact our ability to expand our business.

     Chile has antitrust laws that limit the abuse of market share by a company in any particular industry. The Chilean government recently issued findings and recommendations related to a fact finding investigation regarding procurement practices in the food retailing sector. These findings and recommendations noted the potential for abuse of market position by supermarket companies in their relationship with suppliers and recommended the implementation of rules of conduct that would safeguard the functioning of the market. Although we believe our procurement policies comply with applicable laws and regulations, Chilean regulatory scrutiny and policies requiring further objective, uniform and non-discriminatory procurement policies may constrain our ability to achieve optimal pricing based on our market leading market share, which may adversely affect the success of our EDLP strategy.

     The default on the payment of the deferred amount of the purchase price for Ekono-Argentina may adversely affect our financial condition and results of operations.

     We sold our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December of 1999 for US$150 million. However, only US$60 million of the purchase price for our Argentine operations was paid in May 2000, with the balance of US$90 million payable in May 2003 and guaranteed by the Netherlands Antilles Company “Disco-Ahold International Holdings N.V.”, which we refer to as Ahold. We were informed in December 2002 that Disco S.A. would not pay us the entire US$150 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under Argentine foreign currency convertibility regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A $3.00 to US$1.00 and totalled US$42 million.

     We are involved in various legal challenges to recover the remaining amounts due. If we are unable to recover the remaining balance (currently US$47.5 million), plus interest and costs, owed to us, our financial condition and prospects may be adversely affected. Moreover, if we are unable to recover, or if we determine it is probable that we will be unable to recover, the remaining amounts owed, we may be required to write off the amount in dispute, which would lower our net income for that period. For more information, see Item 4 — “Information on the Company — Legal Proceedings”.

     Our controlling shareholders own a substantial majority of our share capital and exercise significant influence over board decisions.

     Control of our company is vested in a series of companies beneficially owned or controlled by our controlling shareholders, Messrs. Felipe and Nicolás Ibáñez Scott. Together, these companies and related persons controlled 74.8% of our outstanding capital stock at December 31, 2003. In addition, Mr. Cristóbal Lira Ibáñez, our chief executive officer, is a cousin of Messrs. Felipe and Nicolás Ibáñez Scott. Therefore, our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholders’ vote, including:

•	the election of a majority of the members of our board of directors;

•	the determination of the amount of dividends we distribute (subject to the legally mandated minimum of 30% of net income);

•	the ability to control persons named to our board of directors and management;

•	the acquisition or disposition of assets; and

•	future issuance of shares or other securities and other management policies.

     In addition, if the depositary does not receive voting instructions from a holder of ADSs on or before the date set by the depositary, such holder will be deemed to have instructed the depositary to give a discretionary proxy with full power of substitution to the president of our board of directors, or to a person designated by the president of our board of directors, to vote such shares on any such matter described under Item 10 — “Additional Information — Other Limitations”. For more information on the Depositary Agreement, see Item 10 — “Additional Information — The Deposit Agreement”.

     The decision of our controlling shareholders to dispose of a significant number of their shares could adversely affect the trading price of our shares and ADSs.

     The disposition by the companies controlled by certain members of the Ibáñez family of a significant number of the shares of our company they hold, or the perception that such a disposition might occur, could adversely affect the trading price of our shares and ADSs. If a significant disposition were to occur, the Ibáñez family may not continue to own a controlling percentage of our capital stock and an actual or potential reduction in their ownership percentage may have an adverse effect on our results of operations or financial condition.

Risks Relating to Chile

     Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

     At December 31, 2003, all of our assets and revenues were located or generated in Chile. Retail food sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. Chilean economic conditions can be adversely affected by a variety of factors, most of which are beyond our control, including:

•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•	other political or economic developments in or affecting Chile;

•	regulatory changes or administrative practices of Chilean authorities;

•	inflation and government policies to combat inflation;

•	currency exchange movements;

•	global and regional economic conditions;

•	copper prices, which influence the profitability of Chile’s copper exports; and

•	other factors.

     Our financial condition and results of operations to some extent also depend on the level of economic activity in both Latin American and other countries, especially the United States and certain nations in Asia. In addition, although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies.

     Currency fluctuations could adversely affect our financial condition and results of operations and the value of our shares and ADSs.

     The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and, more recently, periods of significant appreciation, and could be subject to significant fluctuations in the future. In the period from December 31, 2002 to December 31, 2003, the value of the Chilean peso relative to the U.S. dollar increased by 15.9%. The Observed Exchange Rate on May 31, 2004 was Ch$ 636.02 = US$1.00. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar.

     In the event of a devaluation of the Chilean peso, our financial condition and results of operations, and our ability to meet obligations in foreign currencies, could be adversely affected. The Chilean government’s economic policies and future fluctuations in the value of the Chilean peso against the U.S. dollar could adversely affect our operating results and the dollar value of an investor’s return on an investment in the ADSs.

     Chilean trading in the shares of our common stock that underlie our ADSs is conducted in pesos. Cash distributions with respect to shares of our common stock will be received in Chilean pesos by the depositary and converted by the depositary into U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of our ADSs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

     Inflation could adversely affect our financial condition, results of operations and the value of our shares and ADSs.

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the INE) in 1999, 2000, 2001, 2002 and 2003 were 2.3%, 4.5%, 3.1%, 3.0% and 1.1%, respectively. We cannot assure you that Chilean inflation will not increase significantly in the future. We generally pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. There can be no assurance, however, whether or to what extent we will pass on increased costs in the future. Further, the performance of the Chilean economy, our operating results or the value of the ADSs may be adversely affected by continuing or increased levels of inflation and Chilean inflation may increase significantly from the current level.

     The Chilean market for our shares may be volatile and illiquid and such volatility and lack of liquidity may have adverse effects on the market for our ADSs.

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile’s principal exchange, had an aggregate equity market capitalization of approximately Ch$51,271,067 million (US$86,344 million) at December 31, 2003 and an aggregate average monthly trading volume of approximately US$626 million for 2003. The ten largest companies in terms of market capitalization at December 31, 2003, represented approximately 48.5% of the Santiago Stock Exchange’s aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2003, approximately 12.6% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

     The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a significant effect on the trading prices of our shares. Because the market for our ADSs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADSs.

     In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

     The depth and liquidity of the market for our shares and the potential impact of developments in other emerging markets may cause the trading prices of our ADSs to fluctuate significantly.

     Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

     Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of investments and earnings from investments. The ADS facility, however, is the subject of a Foreign Investment Contract among the depositary, us and the Chilean Central Bank, which grants the depositary and the holders of ADSs access to Chile’s Mercado Cambiario Formal, or Formal Exchange Market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents (although not binding on future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. However, additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition may be imposed in the future, and the duration or implications of any such restrictions that might be imposed are difficult to predict. If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the depositary were unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the Formal Exchange Market unless the withdrawn shares are redeposited with the depositary. If transferees are unable to access the Formal Exchange Market, they may be unable to convert peso amounts to dollars in connection with the sale of these shares.

     Cash and property dividends paid by us with respect to ADSs held by a foreign (non-Chilean) holder will be subject to a 35.0% Chilean withholding tax, which is withheld by our company. Stock dividends are not subject to Chilean taxation.

     Chile has different corporate disclosure, governance and accounting standards than those you may be familiar with in the United States.

     The securities laws of Chile which govern publicly listed companies, such as our company, impose disclosure requirements that are more limited than those in the United States in certain important respects. As a foreign private issuer, we are exempt from many of the corporate governance standards the New York Stock Exchange applies to issuers that are U.S. companies. For a description of the chief differences between Chilean corporate governance practices and the corporate governance standards of the New York Stock Exchange, see Item 10 — “Additional Information — New York Stock Exchange (NYSE) and Chilean Corporate Governance Requirements”. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 25 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as of December 31, 2002 and 2003 reported under Chilean GAAP.

     Pursuant to Chilean Companies Law No. 19,705, enacted in December 2000, the controlling shareholders of a Chilean open stock corporation can only sell their controlling shares through a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price paid was higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%).

     Minority shareholders of our company may nevertheless still have fewer and less well-defined rights under Chilean law and our bylaws than they might have as minority shareholders of a U.S. corporation.

Item 4. INFORMATION ON THE COMPANY

Overview

     We are Chile’s leading hypermarket and supermarket company in terms of sales, with an estimated market share in the hypermarket and supermarket industry of 30.7% for 2003. With over a century of experience in the distribution and retailing of food in the Chilean market, at March 31, 2004, we operated 75 stores in three complementary store formats under the Lider brandname. In January 2004, we acquired Carrefour Chile S.A. for €100 million, adding seven hypermarkets of which six have been converted into Lider stores. Over the last five years, we have increased our total number of stores from 50 to 74 (including six stores acquired from Carrefour), of which 46 are located in the Santiago metropolitan region. Our expansion program currently projects the opening of seven new stores in 2004 (exclusive of the Carrefour acquisition) and eight stores in 2005. We had total net revenues in 2003 of Ch$1,163,000 million (US$1,959 million).

     We have positioned ourselves as Chile’s low price leader in the hypermarket and supermarket industry. In mid-2003, we strengthened our commitment to offering low prices through our strategy of “Every Day Low Prices”, or EDLP, and re-branded all of our existing Ekono and Almac stores under our Lider brand. We believe our strong market position, our Lider brand’s reputation for value and our competitive cost structure will enhance our ability to successfully pursue our EDLP strategy, allowing us to cross-sell an expanded selection of quality non-food products and offer other complementary products and services, such as pharmacies, restaurants and credit cards to a large and growing customer base attracted by our traditional supermarket offering and our low prices.

     We operate three store formats under the Lider brand umbrella:

•	Our 30 Lider hypermarkets (including seven acquired from Carrefour) have an average selling space of 9,317 square meters, and offer “one-stop” shopping for traditional food items and non-food items such as home appliances, electronics, apparel and toys. In 2003, our hypermarkets (excluding the stores acquired from Carrefour) generated 60.5% of our net revenues.

•	Our 19 Lider Vecino compact hypermarkets have an average selling space of 3,824 square meters, and seek to combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and a broad non-food product assortment that allows one-stop shopping. In 2003, our compact hypermarkets generated 21.1% of our net revenues.

•	Our 26 Lider Express supermarkets have an average selling space of 1,532 square meters, and emphasize quality groceries and perishables at low prices. In 2003, our supermarkets generated 12.7% of our net revenues.

     We also operate businesses complementary to our core retail operations, including real estate development, credit card operations, pharmacies and restaurants, which together generated 5.7% of our net revenues in 2003.

     Our Core Strengths

     We believe our core competitive strengths provide us with a strong platform for successful deployment of Lider‘s EDLP strategy.

•	Chile’s value leader. Based on market surveys and our own monitoring of our competitors’ pricing, we believe we offer consumers the lowest overall prices of any major supermarket or hypermarket chain in Chile.

•	Chile’s leading hypermarket and supermarket company. At December 31, 2003, we estimate that our market share in the Chilean hypermarket and supermarket industry was 30.7% (excluding the Carrefour acquisition), compared to a market share of 19.4% for our nearest competitor (pro forma for their year-end acquisitions). We believe our leading market position helps us establish and maintain strong supplier relationships and gives us access to the largest customer base of any Chilean hypermarket and supermarket company.

•	Strong brand with a reputation for value. We believe that our stores derive substantial benefit from the widespread recognition of the Lider brand name in Chile and its reputation for value. This strong brand identity helps us gain more immediate recognition with customers when opening new stores and reinforces our Every Day Low Price strategy.

•	Low cost competitor. Based on publicly available market data, in proportion to net revenues, we have the lowest overall operating costs of any major hypermarket or supermarket company in Chile. This cost advantage derives, we believe, from our scale advantage, our unified branding strategy and our advanced distribution and technology. We believe, for example, our distribution center on the outskirts of Santiago is among the most advanced of its kind in Chile.

Our Strategy

     Our goal is to maximize value to our shareholders, while expanding our position as the leading hypermarket and supermarket company in Chile. We believe we can best achieve this goal by delivering a broader selection of goods and services to our customers at low prices. Key elements of our strategy include:

•	Continuing to expand customer traffic. We have approximately 15 million customer visits to our stores each month, providing us with what we believe is the greatest retail opportunity in Chile. To further expand our customer base, we are:

•	Offering Every Day Low Prices. In mid-2003, we strengthened our commitment to our EDLP strategy, which seeks to generate additional customer traffic in Lider stores by maintaining a discernable pricing difference with respect to the total price of a basket of goods purchased at Lider versus the same basket of goods purchased at competitors’ stores. We believe that the economies of scale arising from our large size and low selling costs, combined with our brand equity as the low cost leader will enable this strategy to succeed.

•	Expanding Lider’s presence. We intend to open seven new Lider stores in 2004 and eight additional Lider stores in 2005 (exclusive of FarmaLider pharmacies or other non-supermarket stores). These are in addition to six hypermarkets we acquired from Carrefour in January 2004 that are being converted into the Lider format. As such, assuming no further acquisitions, we project increased year-over-year selling space of 25% at year-end 2004 and 10% at year-end 2005.

•	Increasing our share of wallet. We estimate that for 2003 our share of Chilean food sales was 10%, while our market share for products in the non-food sectors in which we compete was 4.3%. We estimate that for 2003 our overall market share for food and non-food products was approximately 7.5%. We intend to steadily increase our share of the Chilean wallet by cross-selling both food and non-food products to our strong and growing base of customers, as well as by expanding our credit card operations. To do so, we are:

•	Expanding our offerings of non-food products. We estimate that our customers visit Lider stores an average of six to seven times per month. To capitalize on this traffic, we intend to sell an expanding range of quality non-food products to customers attracted by our traditional supermarket offerings and our low prices. Key product categories include greater selections of apparel, housewares and electronics.

•	Building FarmaLider and other new businesses. We are expanding Lider’s offering of complementary businesses, including FarmaLider pharmacies, restaurants and cafes and other new value-added services.

•	Leveraging our Presto credit card. Our in-house credit card, Presto, had 652,241 accounts in good standing at year-end 2003. We believe that our market-leading in-store traffic should permit us to continue to expand the number of Presto account holders and will afford us cross-marketing opportunities to expand into financial and other services that we may seek to provide in the future.

•	Maintaining a competitive cost structure. Our Every Day Low Price strategy builds upon our competitive cost structure. We are focused on:

•	Maximizing efficiency. In 2003, we rolled out a comprehensive store-by-store operational review which we refer to as the Faro Project (translated as the Lighthouse Project). This program consists of four different focus areas: improving productivity, improving our supply chain, reducing costs, and reducing shrinkage.

•	Taking advantage of single brand and EDLP to reduce advertising costs. Over time, as a result of re-branding all of our stores under the Lider brand and as we implement our EDLP strategy, we expect to achieve significant reductions in the proportion of our revenues that we spend on advertising. A single brand allows us to have a single marketing strategy. Moving away from a “high-low” pricing strategy in favor of EDLP allows us to pursue a broad-based advertising strategy that eliminates costly weekly mailings and promotions.

•	Recruiting and developing talent. To implement our strategy, we seek to recruit and develop talented personnel at all levels of our business. We have strengthened our management team with executives recruited from leading international and Chilean companies. This team is invested in the success of our EDLP strategy. We also seek to become a preferred place to work in Chile which, we believe, over time, will help ensure our continued success.

History

     We are a corporation organized under the laws of Chile, incorporated in 1985. We completed an initial public offering of our common shares in Chile in December 1996. We listed our ADSs on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We also listed our common shares on the Madrid Stock Exchange (Latibex) in December 2002. Our principal subsidiaries are Administradora de Concesiones Comerciales de Hipermercados S.A., Administradora de Concesiones Comerciales de Supermercados S.A., Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), and Maquinsa S.A.

     Our history began in 1893 as the trading firm of Gratenau y Cía., founded by German immigrants in Valparaíso, a Chilean port city. Mr. Adolfo Ibáñez Boggiano joined Gratenau y Cía. in 1899. In the 1930s, Ibáñez y Cía., the successor firm to Gratenau y Cía., opened Depósitos Tres Montes, small retail warehouses selling coffee, tea and mate in bulk. In 1944, Mr. José Manuel Ibáñez Ojeda, in keeping with the evolving retail environment, converted the warehouses into self-service establishments selling an expanded range of products. The firm entered the modern age of food retailing in 1957 with the opening in Santiago of the first Supermercado Almac.

     During the 1980s, we entered a new period of expansion. In 1984, we established our first Ekono supermarket in Santiago. In 1985, our company was incorporated as a distribution and service center for our related Almac and Ekono supermarkets. Over the next decade, we significantly increased our market presence by expanding our existing store formats. In 1995, we opened our first hypermarket store under the Lider tradename and began offering non-food products. Since 1995, we have focused our expansion on the Lider hypermarket format and have opened a total of 39 new stores. We began offering our customers financial services with the launch of our Presto credit card in 1996. In 2003, we rebranded all of our stores under the Lider brand.

Market Overview

     Food Retailing Industry in Chile

     Although the Chilean food retailing industry has historically been highly fragmented, it has been undergoing a period of rapid consolidation over the last ten years as national retailers, like Lider, expand and then as the larger of these acquire smaller competitors. In addition to supermarkets and larger format stores, Chile continues to support smaller grocery stores, convenience stores and open-air markets. The level of competition and the identity of competitors vary from region to region. Supermarket chains in Chile generally compete on the basis of price, location, quality of products and services, product variety and store conditions.

     We estimate that in 2003 the six largest supermarket chains in Chile accounted for approximately 62.6% of total supermarket net sales. In 2003, we accounted for approximately 30.7% of total net sales of the supermarket industry in Chile, which represents the highest total market share in Chile (calculation of this percentage includes supermarket/hypermarket sales of non-food items). In the Santiago metropolitan region, Chile’s most densely populated area (with 40% of Chile’s population), with the highest levels of per capita disposable income, and highest level of supermarket penetration, Lider has the largest market share in terms of sales (including both food and non-food items), with approximately 38.7% of the total market.

     Increasing acceptance of supermarkets as principal outlets of foodstuffs and other household items in Chile has resulted in steady increases in supermarket sales. We believe that total net sales by supermarkets in Chile grew at an average annual rate of 9.9% during the last ten years, exceeding the 7.6% average annual growth rate of GDP in Chile. The growth of larger stores (including increased numbers of hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments such as anchor tenants, and a consolidation of ownership in fewer, larger supermarket chains, has been a developing trend in the Chilean supermarket industry during the last several years. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low-price and low-service strategy, while others pursue a strategy of moderate or higher prices accompanied by higher levels of service. Other important trends in the Chilean supermarket industry include increased funding of marketing costs by suppliers, expansion by leading chains into the regions outside the Santiago metropolitan region, the growth of private label products and increased demand for prepared foods.

     Growth in total net sales by supermarkets and other food stores in Chile is positively correlated to growth in consumer disposable income and the growth in GDP and inversely correlated to significant increases in real prices and sales or value added taxes. In Chile, all products sold by supermarkets are subject to a value added tax of 19%. Soft drinks and alcoholic beverages are subject to additional taxes.

Our Business

     Our Store Formats

     At December 31, 2003, we operated 68 stores which together comprised 333,344 square meters of total selling space. Of the 68 stores we operated, 26 were Lider Express supermarkets, 23 were Lider hypermarkets and 19 were Lider Vecino compact hypermarkets. We have reorganized our store formats by re-branding our Ekono and Almac supermarkets as Lider Express supermarkets, and by converting our larger Ekono supermarkets into Lider Vecino compact hypermarkets and our Lider Mercado store into a Lider hypermarket. We believe that consolidating our store formats will help reduce marketing and advertising expenses and will allow all of our stores to benefit from the low price reputation that is a distinctive feature of the Lider brand. In January 2004, we acquired Carrefour Chile, which had seven hypermarkets in the Santiago Metropolitan region. We are converting these stores to Lider hypermarkets.

     The following table sets forth data by store classification at and for the year ended December 31, 2003 after giving effect to the Carrefour acquisition:

		Total	Average	Average
	Number of	Selling	Selling Area	Sales per		Number of	Sales Per
	Stores	Area(1)	per Store(1)	Sq. Meter(2)(3)		Employees(4)	Employee(2)
Hypermarket — Lider	23	220,862	9,603	Ch$	3.1	9,924	Ch$	72.9
Compact Hypermarket — Lider Vecino	19	72,660	3,824		3.9	4,720		55.6
Supermarket — Lider Express	26	39,822	1,532		3.2	2,756		53.9

Total	68	333,344	4,902	Ch$	3.3	17,400	Ch$	65.4
Hypermarkets acquired from Carrefour Chile(5)	7	58,638	8,377		NA	NA		NA

Total	75	391,982
Other stores(6)	41

(1)	In square meters.

(2)	In millions of constant Chilean pesos. “Sales” sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP.

(3)	Average square meters.

(4)	Full-time equivalent employees.

(5)	Acquired as of January 7, 2004.

(6)	Includes pharmacies and restaurants.

     The following table sets forth, for the periods indicated, the net revenues from retail operations by store format and the respective percentage of our total net revenues each format represents:

	Year ended December 31,
	2001			2002			2003
			% of Total Net			% of Total Net			% of Total Net
	Net Revenues		Revenues	Net Revenues		Revenues	Net Revenues		Revenues
				(in millions of constant Ch$)
Lider	Ch$	589,803	62.1%	Ch$	667,165	63.0%	Ch$	703,273	60.5%
Lider Vecino(1)		144,812	15.3		177,282	16.7		245,872	21.1
Lider Express(1)		185,521	19.2		178,386	16.9		147,433	12.7
Other(2)		32,577	3.4		35,887	3.4		66,421	5.7

Total	Ch$	949,713	100.0%	Ch$	1,058,719	100.0%	Ch$	1,163,000	100.0%

(1)	Includes stores formerly operated under the Almac and Ekono brands.

(2)	“Other” includes credit card operations, logistics services and real estate operations.

     Hypermarkets — Lider

     As of the date of this annual report, we operate 29 Lider hypermarkets (including six acquired from Carrefour) of which 18 are located in the Santiago metropolitan region. All of our hypermarkets operate under the Lider brandname. The Lider hypermarket, which was modeled after European hypermarkets and was introduced to Chile in 1995, is characterized by floor space of between 6,020 and 13,243 square meters, offering, in addition to traditional foodstuffs, non-food items such as home appliances, electronics, hardware, sports, toys, apparel and articles for the home. Lider hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, allowing us to service various communities with one store. The Lider sites have ample parking space and are generally developed in conjunction with an assortment of complementary stores, such as Blockbuster, McDonald’s, hardware superstores, cinemas, food courts and pharmacies. Lider stores have an average of 431 employees, 42 to 76 checkouts, an average store size of 9,603 square meters, and are generally open from 9:00 a.m. to 10:00 p.m., seven days a week. Our Lider stores offer “one-stop” shopping in an easily accessible store layout.

     Net revenues of our Lider hypermarkets totaled Ch$703,273 million (US$1,184 million) in 2003, accounting for 60.5% of our total net revenues in 2003.

     Compact Hypermarkets — Lider Vecino

     We currently operate 20 Lider Vecino hypermarkets, 12 of which are located in the Santiago metropolitan region. We developed our Lider Vecino format in 2000 to target smaller neighborhoods with a compact hypermarket format by converting our larger, existing Ekono supermarket facilities, which ranged between 2,400 and 4,720 square meters, into Lider Vecino compact hypermarkets. Our Lider Vecino format combines the convenience and pleasant atmosphere that characterizes neighborhood supermarkets with some of the advantages of Lider hypermarkets. These advantages include a broad assortment of non-food items to facilitate one-stop shopping and low prices. We believe these factors provide us an advantage over our primary competitors in these communities, which are generally comprised of traditional supermarkets. Lider Vecino stores have an average of 248 employees, 23 to 37 checkout centers, an average store size of 3,824 square meters, and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week

     Net revenues of our Lider Vecino compact hypermarkets totaled Ch$245,872 million (US$414 million) in 2003, accounting for 21.1% of our total net revenues in 2003.

     Supermarkets — Lider Express

     We currently operate 25 supermarkets under the Lider Express brandname, 16 of which are located in the Santiago metropolitan region. Lider Express stores are traditional neighborhood supermarkets providing a friendly atmosphere and personalized attention. These stores emphasize the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, these supermarkets offer a variety of prepared dishes. Lider Express stores have an average of 106 employees, eight to 19 checkouts, an average selling area of 1,532 square meters and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week.

     Net revenues of our Lider Express supermarkets totaled Ch$147,433 million (US$248 million) in 2003, accounting for 12.7% of our total net revenues in 2003.

     Complementary Businesses

     As part of our strategy to offer consumers a broader range of products beyond our traditional grocery business and thereby increase our share of the Chilean wallet, we have expanded our product offerings to include pharmacy and restaurant food sales as well as non-food offerings. We believe that we will be able to leverage our brand, our established market presence in the Chilean supermarket industry and our land bank of retail properties to move efficiently into these areas, thereby increasing our share of total Chilean consumer spending.

     Pharmacy — FarmaLider. We have used our existing retail infrastructure and real estate to begin opening our own pharmacies located in small retail spaces in our hypermarkets. Our first pharmacy opened in July 2001, and at December 31, 2003 we had 42 pharmacies in operation, which in the aggregate accounted for 1.4% of our total 2003 net revenues. In Chile, pharmaceuticals are regulated and even non-prescription drugs must be dispensed from behind the counter. Our FarmaLider outlets are located in our stores but outside of the selling space beyond the check-out counters. The average floor space dedicated to FarmaLider retail averages 86 square meters, with two check-out counters. Our pharmacies typically employ seven workers. FarmaLider generated net revenues of Ch$16,282 million in 2003.

     Cafes and Restaurants. We believe that moderately priced restaurants assist in generating traffic to our stores and are an attractive business. We offer 24 LiderCafe restaurants and eight CafeBuffet restaurants, all of which are located in our Lider stores. These restaurants principally offer sandwiches and prepared foods as well as, in LiderCafe restaurants, short-order prepared dishes. We have recently opened a larger format restaurant in certain of our Lider stores under the Revive name and anticipate opening three more restaurants by year-end. Revive is an assisted self-service format serving economical, homestyle foods targeting the working population during the week and families on the weekend.

     Real Estate Development. We rent small retail spaces to other retailers in the foyers of our stores and adjacent to our stores. We select tenants that are complementary to our stores, such as photo shops and laundromats, in order to draw more traffic to our stores. See “ — Real Estate Development”.

     Our Pricing and Marketing Strategy

     Pricing. Our strategy is to be the lowest price retailer in Chile. During 2003, we re-branded all of our Ekono and Almac stores as Lider Express stores, and our Lider Mercado store as a Lider store, so that all of our stores would operate under the Lider brand and reinforce our EDLP strategy. Once we fully implement our EDLP strategy across formats, we expect to achieve, over the long term, a 10% lower price position with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store. Lider, Lider Vecino, and Lider Express’s low price strategy requires each store to be a low-cost operator with high sales volumes to obtain economies of scale on fixed costs. Although our promotional offers are generally the same in all our stores, we otherwise manage our pricing strategy in clusters of stores with reference to the prices of specific local competing stores. A significant component of this strategy is our offering of private label products under the “Lider” brandname and other private brands (Acuenta and Buffet, among others) which permit us to offer lower prices at moderate gross margins as well as improved bargaining power with suppliers. See “—Our Products—Non-Food Products—Private Label Products”.

     Marketing. Lider, Lider Vecino, and Lider Express pursue a joint marketing strategy designed to reinforce Lider’s image of providing every day low prices. Concurrent with the re-branding of our stores under the Lider brand, we have implemented the EDLP strategy in all of our stores. In line with our EDLP strategy, we have shifted our marketing focus away from marketing based on specific promotions or special weekend offers and toward an emphasis on every day low prices. We continue, however, to make extensive use of in-store promotions and signage to offer sales and particularly low priced items.

     We have also focused our marketing efforts on mass media, especially television and radio. All of our audiovisual and written advertisements make reference to the slogan “Todos los Precios Bajos Siempre” or “Always Low Prices”. We have discontinued periodically printed materials such as weekly leaflets or bi-weekly catalogs and have focused on catalogs for specific seasonal campaigns such as “Summer”, “Outdoors”, “Back to School” and “Christmas”. These campaigns are mainly oriented toward non-food products and special food campaigns for specific holidays such as “Independence Day” and “New Year’s Eve”. Advertising expenses represented 1.0% of our net revenues in 2003. In past years, this percentage has been higher, ranging from 1.3% to 1.5% of net revenues. As part of the implementation of our EDLP strategy, we are targeting further reductions in our advertising expenses in the future.

     Our Products

     Product Mix. Our product mix varies according to the store format, with our larger formats offering a greater variety and number of stock keeping units, or SKUs, and a higher proportion of non-food items. The following table sets forth our product mix by store category:

	Percentage of Selling Space
	by Product Category
	Year ended December 31, 2003
			Non-food
	Groceries(1)	Perishables	Products(2)	Total
Lider	25.0%	24.0%	51.0%	100%
Lider Vecino	48.3	37.1	14.6	100%
Lider Express	47.5	47.3	5.2	100%
FarmaLider	9.4	NA	90.6	100%

(1)	For purposes of FarmaLider, “groceries” principally includes perfumes.
(2)	“Non-food products” includes apparel, electronics and appliances, housewares and furniture, pharmaceuticals and general merchandise.

     In addition to the foregoing, we have also installed family-style cafeterias referred to as Patios de Comida (foodcourts) and coffee shops at certain locations in order to increase the use of Lider stores as destinations apart from traditional grocery stores.

     The following table sets forth, for the periods indicated, each product category’s percentage contribution to our sales:

	Percentage Contribution to Sales by Product Category
	Year ended December 31,
	2001	2002	2003
Groceries	50.0%	48.5%	47.0%
Perishables	35.4	34.9	34.1
Apparel	3.7	5.2	6.0
Electronics and appliances	2.0	2.3	3.0
Housewares and furniture	2.5	2.5	3.0
Other non-food products(1)	6.3	6.6	6.9

Total	100.0%	100.0%	100.0%

(1)	Percentages are of our total product sales from our retail operations and sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP. “Other non-food products” includes sporting goods, toys, office supplies and general merchandise.

     Groceries. Grocery sales represented 47% of our sales in 2003. Along with our perishable offerings, grocery products have historically formed the core of our business. Our grocery product offerings comprise a wide variety of consumer packaged goods such as cereals, jellies, sauces, canned food items, paper towels and assorted paper products. Our chief long-term goal with respect to our grocery products is full implementation of our EDLP strategy by which we seek to achieve a 10% lower price position with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store. We believe that by maintaining consistently lower prices than our principal competitors with respect to our grocery products, we can generate a greater amount of customer traffic in our stores.

     Perishables. Sales of our perishable products represented 34.1% of our sales in 2003. Along with our grocery products mentioned above, sales of perishables have historically formed the core of our business. Our perishables include a wide variety of traditional food products, such as meats, fish, dairy products, fruits and vegetables, frozen foods, bakery goods and prepared foods and include a wide array of private label products. Our main strategy for our perishable products is to increase consumer perception of the quality of our products by expanding the breadth of our product offerings. We believe that by increasing the product quality and customer service levels in relation with our perishables we will be able to improve customer loyalty and, thereby, increase customer traffic and improve net sales of these products.

     Non-Food Products

     Sales of non-food products represented 18.9% of our sales in 2003. In order to increase our share of the Chilean consumer’s wallet and to take advantage of our high customer traffic levels, we have expanded our products beyond groceries to include non-traditional items such as apparel, housewares, electronics, sporting goods, toys and office supplies. Many of our purchases in these areas are made abroad through our worldwide network of suppliers.

     Apparel. Our apparel department seeks to provide customers of all ages with a variety of types and styles of high-quality clothing at affordable prices. In 2003, sales of our apparel products accounted for 6% of our sales. Our apparel department consists primarily of private label brands catering to women, men and infants. Our marketing strategies and the layout of our apparel department aim to create strong brand identification with our BLVD private label, as an affordable brand that is similar in quality to those offered at department stores. In 2003, we launched a new strategy in women’s clothing through which we emphasize providing women with high quality, basic clothing items, such as skirts, blouses, pants and other basic casual and business attire items. We have implemented this new strategy, in part, because women have traditionally been the primary purchasers of family clothing in Chile. We believe that by expanding the clothing options for women, we will be able to increase the sales of our clothing generally.

     Electronics and Appliances. The electronics and appliances we offer in our stores include products manufactured by well-known producers such as Sony and Panasonic, as well as a growing number of our own products marketed under our Gröven and Haus private labels. In 2003, sales of electronics and appliances were 3% of our sales. Our chief strategy regarding home electronics and appliances is to offer a diverse assortment of these products that include both offerings from well-known producers and our own private label products. Consistent with our “Every Day Low Prices” strategy, we seek to offer our electronics and appliances at a discernible price differential versus our main department store competitors, such as Ripley and Falabella. We believe that, combined with our high traffic levels as a food retailer, our EDLP strategy will provide us with a significant advantage in selling these products. During 2004, we plan to expand the amount of home computing products available in our stores to take advantage of the growth in this sector in Chile.

     Housewares and Furniture. Our housewares department offers our customers an assortment of products in the areas of home decorating, including bath and kitchen supplies, and home improvement, including hardware and furniture. In 2003, sales of housewares generated 3% of our sales. In addition to the products we offer that are manufactured by other manufacturers, we also market a growing number of products under our Haus private label, including general kitchen products, decorating supplies and furniture. Our chief strategy regarding our housewares involves further marketing of our Haus private label. To increase awareness of our Haus products, we offer seasonal promotions around such holidays as Christmas and Easter. As with our electronics and appliances, we seek to offer our housewares at a discernible price differential versus our department store rivals, such as Ripley and Falabella.

     Other Products. We also offer a variety of other non-food products, including sporting goods, toys, office supplies, auto parts and pet supplies. In 2003, sales of other non-food products were equal to 3% of our sales. We offer the following private labels in these categories: Paragon (sporting goods); Toi (toys); and Alquimia (office supplies). In 2004, we plan to expand our offerings in toys and office supplies, including expansion of our Toi and Alquimia private labels.

     Private Label Products.

     Sales of our private label products represented 14.6% or Ch$149,375 million of our sales in 2003. In groceries, they accounted for 9.6% or Ch$111,648 million of 2003 net groceries sales, while in perishables our private labels represented 6.7% or Ch$77,921 million of 2003 net perishables sales. In beauty care products, private label sales represented 5.1% or Ch$59,313 million of 2003 net beauty care sales. Private labels have become very prominent in the non-food area. In 2003, private label products accounted for 30.6% of our sales in general merchandise, 69.5% in home supplies, 89.7% in clothing and 54.0% for our non-food area as a whole.

     We seek to achieve three primary goals through our private labels:

•	as part of our EDLP strategy, we plan to use our private label products to generate customer recognition of our image as a low price provider of high quality products;

•	we plan to use our private labels to increase the profitability of sales of both food and non-food products; and

•	we seek to increase brand loyalty through our private labels, by offering high quality goods that customers can only find at our stores.

     We plan to introduce in 2004 our new private label in groceries, President’s Choice, and a new private label in health and beauty products, which we have not yet named. Both will consist of premium quality products similar to our private label Buffet line. In 2004, we plan to increase profitability and customer loyalty through these new private labels by offering a unique selection of the highest quality products at affordable prices.

     Our proprietary private labels include the following: Lider (groceries and perishables) Buffet (perishables), Acuenta (groceries, perishables and home supplies), BLVD (apparel), Haus (housewares), Gröven (electronics), Paragon (sporting goods), Toi (toys) and Alquimia (office supplies).

     Customer Service and Standardization

     In order to ensure that we are providing our targeted levels of customer service, we use several metrics and indicators. Adimark, a Chilean market research company, assists us with annual market surveys and quarterly customer surveys, which allow us to monitor market and customer perceptions of the level of service provided in our stores. In addition, we have a customer service call center that received an average of 9,000 calls per month in 2003 and an internet site that received an average of 900 queries a month in 2003. Each store has a suggestion/complaint box offering a means for customers to communicate with management. In addition, we have invested in customer service phone lines as part of our effort to facilitate communication between our customers and management.

     We are engaged in an ongoing effort to standardize both the appearance of our stores and their operating procedures. Our renovation program is designed, in part, to bring the stores within each format into closer conformity in appearance, thereby projecting a consistent brand image. We also operate laboratories located at our distribution center in order to conduct random testing of products and approve new products as part of ongoing efforts to ensure the quality of our products. In order to monitor the quality of our customer interaction and enhance quality control, we employ a “mystery shopper program” in all of our stores. Through our mystery shopper program, in 2004, we made an average of almost 5,000 visits each month to our locations selected at random to monitor service.

     Purchasing and Distribution

     Purchasing and Supply

     We carry out our purchasing activities on a centralized basis for all of our stores. Through the use of our automatic store and warehouse replenishment systems, we have centralized the purchase of our products from suppliers. We attempt to take advantage of our resulting large purchasing volume to obtain an advantageous mix of price and payment terms. For 2003, the average payment term was 53.3 days and inventory was held for an average of 40.1 days.

     As part of our Faro Project, through which we seek to increase our operating productivity and enhance the efficiency of our business, we have implemented software and technological changes in our supply chain. These include the introduction of the computerized inventory replenishment programs, SLIM, or Store Level Inventory Management, and TRIM, or True Replenishment Inventory Management. In implementing SLIM and TRIM, we have created a centralized and automated computer network connecting all of our stores and our central distribution facility. Through the use of SLIM, our store replenishment system automatically allocates the required quantities to be delivered to our stores. In order to process and allocate the quantities to match our stores’ requirements, SLIM automatically calculates, with respect to each of our stores, information including the amount of a given product on hand, the amount on order, the required lead time needed to replenish such product, the historic use of the product at the store, the maximum shelf capacity and projected future use of the product. Much like SLIM, TRIM uses a similar process to calculate the supply requirements of our central distribution center. We believe that the use of SLIM and TRIM will enhance the efficiency in allocating proper quantities of our products to meet our stores’ demand.

     Through our Faro Project, we have sought to enhance the efficiency of our supply chain by reducing the number of suppliers we use and centralizing our negotiations with these suppliers. In 2003, no single supplier accounted for more than 3.7% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 22.7% of our purchases in 2003, and the 50 largest accounted for 53.3%. Certain products such as fish are purchased from affiliated companies. We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

     Distribution and Inventory Management

     Distribution. We have centralized distribution from our distribution center through the use of SLIM as described above. Our two distribution centers, with 72,000 and 49,000 square meters of space, supply fully 65% of the products sold in our stores. By the end of 2004, our goal is to increase this percentage to 80% of all our products.

     Centralized distribution consists of shipping, from a central warehouse to the stores, mixed pallets of products selected to satisfy the daily inventory requirements of the particular store. Our integrated information management system allows pallets to be prepared on the basis of real-time information on sales and inventory levels in each store. We also use direct deliveries to our stores from suppliers. Under the direct delivery system, a product can be ordered either directly by the store or through a central purchasing office. Because direct deliveries generally result in additional costs and introduce inefficiencies into our distribution process, we have decreased our reliance on such deliveries.

     We transport our products with our fleet of tractor-trailers. At December 31, 2003, our fleet consisted of 33 tractors and 132 trailers. Our trailers are equipped with global positioning systems permitting us to track their location. Expanding and improving the quality of our fleet of tractor-trailers complements our strategy of emphasizing centralized distribution by allowing us to avoid the costs associated with independent or third-party tractor-trailer operators chartered to deliver products to our stores by our suppliers.

     Deliveries from the distribution center occur principally at night during hours of low traffic, thereby allowing a greater number of deliveries per truck and avoiding stock-outs (i.e., running out of stock) resulting from delays caused by traffic. Our policy is to charge suppliers for distribution and transportation services to cover effectively the cost of these activities.

     Inventory Management. A principal objective of our investments in distribution and information management technology is inventory control. In 2003, we began implementing a significant change in the way we manage our inventory by switching from a “staple stock” to a “flow-through” system of inventory management. Staple stock inventory management involves the delivery of products to a distribution center where such products are stored and subsequently distributed to stores as they are needed. In contrast, flow-through inventory management involves the receipt and immediate allocation and delivery of products to local stores. Under our flow-through system, lower product quantities are held in our distribution center, further increasing our centralization and reducing our average number of days of inventory. At December 31, 2003, we held approximately 90% of our inventory in traditional staple stock and used flow-through inventory management for the remaining 10%. We plan to increase the use of flow-through inventory management to cover approximately 40% of our total products by the end of 2004 and over the long-term achieve flow-through management for up to approximately 80% of our total products.

     In addition, we are seeking to reduce our “shrinkage”, which includes losses in inventory, losses and damage during transportation, and theft. We expect to reduce our shrinkage by centralizing our distribution system, improving the efficiency of our supply chain, and improving our operational processes. Shrinkage in all of our stores remained constant at 2.0% of total sales at year-end 2003 as compared to 2002. Shrinkage reduction is another goal of our Faro project. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

Credit Card Operations

     Presto Credit Card. As we have expanded our business to include higher priced durable goods, including apparel, housewares and electronics, we have recognized the importance of making an in-store credit card available as a means of financing consumer purchases of these higher priced items. Through our Presto card, we extend to our customers revolving credit, with respect to purchases of our food products, and both revolving credit and installment payment options with respect to our non-food products. A customer accessing a revolving line of credit has a period of up to thirty days to pay the entire balance of the account without incurring interest. A customer can also choose to pay a minimum of 10% of the balance monthly. Any balance remaining after such payment accrues interest. A customer can also elect to pay a balance in installments of between 3 to 36 months at the applicable interest rate. Since we seek to use our Presto credit card to increase our sales, we strive to offer the lowest interest rates that are competitive with those offered by the in-store cards of our principal competitors. During 2003, our number of accounts in good standing increased by 43%. At December 31, 2003, Presto had a total of 652,541 accounts in good standing. We intend to continue to grow our number of accountholders. In 2003, our Presto credit card operations averaged a monthly charge volume of Ch$14,344 million (US$24 million), representing approximately 14% of our net revenues. Interest income service fees generated by our Presto credit card operations is recorded under other revenues and represented 1.64% of our consolidated net revenues in 2003.

     The following tables set forth, for the periods indicated, information concerning our credit card operations:

	Year Ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Net revenues	7,606	11,257	19,086
Provisions for doubtful accounts	2,279	3,584	8,585
Financial expenses	1,242	1,498	2,252
Other expenses	2,072	3,505	3,916
Selling and administrative expenses	5,592	8,587	14,753
Operating income	2,013	2,670	4,333

Total accounts receivable, end of period	25,058	42,181	83,401
Allowance for doubtful accounts	635	980	3,059
Net total accounts receivable, end of period	24,423	41,201	80,342

	At December 31,
	2001	2002	2003
Allowance for Doubtful Accounts, Detail	(in millions of constant Ch$)
January 31, balance	443	635	980
Provisions for doubtful accounts	2,279	3,584	8,585
Write-off, net	(2,087)	(3,239)	(6,506)

December 31, balance	635	980	3,059

Number of accounts in good standing (1)
Accounts end of period carrying a balance over last 30 days (2)	203,557	455,403	652,541
Delinquent accounts (3)			102,720

	At December 31,
	2001	2002	2003
Allowance for Doubtful Accounts, Detail	(in millions of constant Ch$)
Average balance per account (in thousands of constant Ch$)	123	92	128
Allowance for doubtful accounts/Total net receivables	2.6%	2.8%	4.2%

(1)	Includes all open accounts for which cards have been picked up and that have not been blocked by reason of delinquency.
(2)	Excludes delinquent accounts.
(3)	Includes all accounts past due for 90 days or more. We began recording delinquent accounts in 2003.

     The management of our Presto operations reports to a committee of our board of directors which also includes our chief financial officer. In January 2004, we appointed Mr. Elias Ayub Uauy as general manager of our Presto credit card operations. Prior to his appointment, Mr. Ayub Uauy was the principal owner and chief executive of a credit card processing business in Chile that in the past provided consulting services to our credit card business. Mr. Ayub Uauy was also formerly responsible for Citibank’s Chilean credit card operations.

     Our strategy for development of our Presto card combines significant growth and expansion of our credit card operations. Historically, our losses resulting from payment defaults have totaled 6.9% of our credit card sales. Our goal is to reduce these losses to 6.5% by the end of 2004 and, over the long term, to 4% to 5% of our total credit card sales. We cannot assure you, however, that we will be successful in reducing our losses, particularly as we expand the number of account holders. Our credit analysis is based on each applicant’s current income and credit record as obtained from Chilean credit agencies. In Chile, detailed information relating to the individual account balances of an applicant with other commercial creditors is not made publicly available by Chilean credit agencies and is, therefore, unavailable. Our loss recovery process involves gathering information relating to the type and amount of unpaid balances, as well as communicating with our customers to try to secure recovery of these balances. We evaluate the results of our process and then decide to write off certain debts based on our analysis of the reasons for non-payment and our estimation of the likelihood of eventual payment of these balances.

Real Estate Development

     We have actively assembled a “land bank” of developed and undeveloped strategic properties for use as potential future store locations. We believe that owning these properties insulates us from the volatility of real estate leases and provides investors with an underlying asset of considerable value. Our real estate development division, to the extent appropriate and complementary to the strategic requirements of the core retail business, develops some properties as shopping malls where our store formats serve as the anchor tenant. Our real estate division also manages all rental spaces associated with our supermarkets and hypermarkets which are not located in shopping malls.

     At December 31, 2003, we operated six shopping malls that house a total of 305 stores and have a total of 183,635 square meters of sales area of which 64%, or approximately 86,403 square meters, is rented to third-party merchants, with the remainder rented to our stores (49,249 square meters). The real estate division also manages leases corresponding to approximately 705 retail locations (106,276 square meters in total) in our supermarkets and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). In total, at December 31, 2003, our real estate operations generated rental income from 192,679 square meters of rental space, corresponding to 1,025 retail locations in total, including stores in shopping malls and supermarkets. In 2003, our real estate operations generated consolidated net revenues in the amount of Ch$15,264 million (US$25.7 million) in annual rental income from our properties representing approximately 1.3% of our net revenues, after deducting Ch$18,862 million (US$31.8 million) in rental income received from our supermarkets.

     In 2004, we plan to expand our properties by opening seven new Lider stores in addition to our seven recently acquired Carrefour stores. These new stores will include three Lider hypermarkets, two Lider Vecino compact hypermarkets, and two Lider Express supermarkets. We also plan to purchase new properties in targeted cities where we are not yet present or where we want to expand our presence by increasing our number of stores.

     Description of Property

     In the last five years we invested approximately US$441 million in real estate and opened 18 stores (excluding investments in Ekono-Argentina stores).

     An important component of our development is the early acquisition of strategically located properties, by which we accumulate a stock of valuable, undeveloped properties that gives us control of our expansion plans. We increasingly develop our projects as “commercial centers” in which one of our stores is combined with other non-competing stores, such as McDonald’s or Blockbuster, to create a complete shopping destination for consumers. We have developed seven stores in “power centers”, where the property was developed in conjunction with Homecenter Sodimac, a hardware superstore. This strategy has also allowed us to partially offset our real estate costs by developing the commercial potential of the properties.

     At December 31, 2003, we owned 52 (of which five were subject to financial leases) of our 68 store locations in Chile with total retail space of 1,032,139 square meters fully developed and 1,009,777 square meters of land available for new projects. In addition, we own the La Dehesa, Maipú, Puente Alto and Gran Avenida shopping centers in Santiago, and the Viña del Mar and Antofagasta shopping centers in the cities of the same name. In addition, at December 31, 2003, we owned our headquarters and service school and the adjacent distribution center at Quilicura, in the outskirts of Santiago, and 14 additional sites for new projects. A significant portion of these sites are strategically located at major intersections or other desirable store locations.

     The following table presents a breakdown of our real estate holdings in Chile as of December 31, 2003:

	Undeveloped Sites(2)	Stores(1)
Region
V, SMR	12	47
VI, VIII, IX, X, XII	2	14
I, II, III, IV	0	7

Total	14	68

(1)	Excluding the seven recently acquired Carrefour stores.
(2)	Not including four new sites which are currently under construction.

     Although our general policy is to purchase our properties in order to secure strategic locations against competitors, this is not feasible in certain cases, particularly for store sites within shopping centers. In such instances, we lease the desired locations, if strategically justified. Our leased stores have initial terms ranging from one to five years. We generally pay a variable rent based upon the store’s revenues.

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

Information Technology

     We seek to be a leader in the application of modern information technology in our industry in Chile, with technology that is comparable to the highest standards worldwide. Over the last three years, we have invested an average of US$6.0 million per year (approximately 0.5% of our net sales and over 5% of our capital expenditures) in computers and information technology. As our back office, distribution and check-out operations were already automated, these investments were directed towards renewing and upgrading our information technology and enhancing the integration of our systems. These investments have contributed to reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner.

     Store Systems. All of our stores are equipped with point-of-sale scanners. Transactions recorded by laser scanners located at the check-out aisle permit the reporting of real time information regarding product sales. Each laser scanner reads bar codes imprinted on the labels of all of our products, enabling us to accurately record all transactions. The computers in our stores nationwide are connected to the central mainframe at our headquarters, permitting both senior managers and store managers to receive near real time information by store, SKU or product category, including both sales volume and margins, thus enhancing inventory management, cost controls and sales tracking. We also use radio frequency inventory devices for our stores, which allows inventories to be taken in a faster and more accurate manner. Furthermore, our stores are interconnected with the Transbank credit approval system in connection with both our Presto credit card and other bank credit cards, as well as with entities such as RedBanc which allow us to offer in-store ATM machines for our customers. The store systems are supplemented by point of sale technology at our distribution center and at the receiving points for supplies at store locations, thereby permitting strict control over incoming as well as outgoing merchandise.

     Management Information Systems. We have consistently invested in modern computer hardware and software in order to improve the efficiency of our accounting, control systems and financial management operations and employ 50 computer professionals. Although some of our software was developed in-house, we principally rely on outside vendors to purchase software platforms which we then modify to respond to our unique specifications. These platforms include:

•	in connection with distribution, TRIM and SLIM (both as described above) and Worldwide Chain Store System (a warehouse management system);

•	in our stores, the IBM Supermarket Application platform (POS software); and

•	in our headquarters, the SAP platform (back-office solutions) and a platform developed in-house for core business management, commercial tools, price and promotion management inventory service levels).

We use the electronic data interchange (EDI) system to integrate our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers. We are currently implementing greater integration with our suppliers, including electronic invoicing, and developing a business continuity plan and enhanced system redundancy.

Employees and Human Resources

     At December 31, 2003, we had a total of 19,494 full-time equivalent employees. Of those employees, 17,703 were employed in stores (including the 303 full-time equivalent employees employed in our FarmaLider pharmacies), 675 were employed in our distribution facilities and 1,116 were employed in our headquarters and other business units. As part of our Faro Project, we have increased the number of our part-time employees and reduced the number of our full-time employees. This allows us to maximize efficiencies in our labor cost structure by reducing excess staffing during non-peak hours.

     At December 31, 2003, approximately 1.5% of our employees were represented by three independent unions. Other store employees negotiate collective contracts at each store, which generally have a term of three years. Employees receive benefits established by the collective bargaining agreements, benefits provided for by law (including disability insurance) and certain additional benefits provided for by us, including scholarships for children of employees and assistance in financing the purchase of homes. We also operate a merit-based, quarterly bonus program for our employees. The bonus is determined in accordance with clearly-defined criteria, including our overall performance, the performance of the employee’s store, his or her performance relative to specific targets established at the beginning of the year and other more subjective standards.

     We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual’s skills. Employees are regularly briefed on the performance of their store and our company as a whole and are expected to attend ongoing training programs. In 2003, 16,155 associates were trained in 942 courses, 429 of which were offered directly by the company and 513 by third parties.

Competition

     Our retail competitors include hypermarkets, supermarkets, self-service stores, department stores, home supply stores and pharmacies. In recent years, each of these store categories has expanded its product offerings to compete for an increasing share of consumer spending in overlapping markets. Although competition is already intense in many locations, we expect it to increase as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Our principal competitive strategy is to be the low-price leader in Chile.

     We operate the largest chain of hypermarkets and supermarkets in Chile in terms of net sales. Our largest competitors are Cencosud, the owner of the Jumbo and Santa Isabel chains, and Unimarc. Cencosud’s Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population emphasizing a broad range of high quality goods and services. Santa Isabel, a supermarket operator, is especially strong in the regions outside the capital city. The combined market share of Jumbo and Santa Isabel in 2003 was approximately 19.4%. Unimarc, our second largest competitor, is a traditional supermarket chain focusing on the middle and high-income sectors. Its market share in 2003 was approximately 3.5%.

     The following table sets forth estimates of the percentage of annual supermarket net sales attributable to each of the eight largest supermarket companies in Chile in terms of 2003 net sales and the estimated number of stores owned by such company at December 31, 2003.

	Percentage	Number
	of Sale	of Stores
D&S(1)	33.5%	75
Cencosud(2)	19.4	82
Unimarc	3.5	39
San Francisco	3.2	9
Montserrat	3.0	20
Montecarlo	2.7	14
Rendic	2.5	14
Las Brisas	2.0	17
Others	30.3	408

Total	100.0%	678

(1)	Includes Lider, Lider Vecino, and Lider Express, and Carrefour stores acquired on January 7, 2004.
(2)	Includes Jumbo hypermarkets and Santa Isabel supermarkets.
Source: Asociación de Supermercados de Chile.

     As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (housewares and furniture, electronics and appliances, apparel, pharmaceuticals and cafeterias), we compete in a market that is larger than the supermarket industry. With respect to our non-food product offerings, our principal competitors at December 31, 2003 included department stores such as Ripley and Falabella, and hardware and home supply centers such as Home Store. This market provides numerous opportunities to expand the scope of our business but also exposes us to new competitors with greater expertise and experience in the non-food areas.

Trademarks, Tradenames and Service Marks

     We own certain trademarks, tradenames and service marks used in our business, including Lider, Lider Vecino and Lider Express and their respective logos, covering the Chilean market. We also own trademarks of our superseded store formats, including Almac and Ekono. We also own, or hold licenses to use, our private label brands including Lider, Buffet, Acuenta and BLVD. We believe that our trademarks, tradenames and service marks are valuable assets, which differentiate us from our competitors. Our brands are duly registered under applicable law.

Insurance

     We maintain insurance policies covering, among other things, fires, earthquakes, floods and general business and third party liability. Our management believes that our insurance coverage is adequate for our business.

Regulation

     We are subject to a full range of governmental regulation and supervision, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws in Chile. These include regulations to ensure sanitary and safe conditions in sale and distribution facilities of foodstuffs and requirements to obtain construction permits for our new facilities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations.

     Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products in Chile. Our supermarkets are subject to inspection by the Servicio Nacional de Salud (National Health Service), which inspects supermarkets on a regular basis and takes samples for analysis. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (Agricultural and Livestock Service). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the SNS.

     In addition, the Chilean Antitrust Commission has broad regulatory powers and is empowered to intervene to prevent acquisitions tending to decrease the levels of competition in the marketplace or anticompetitive behavior in general. The Chilean government recently issued findings and recommendations related to a fact finding investigation regarding procurement practices in the food retailing sector. These findings and recommendations noted the potential for abuse of market position by supermarket companies in their relationship with suppliers and recommended the implementation of rules of conduct that would safeguard the functioning of the market. We believe our procurement policies comply with applicable laws and regulations. Moreover, we plan to consider any additional recommendations agreed by the Chilean supermarket industry relating to the foregoing.

     With respect to our credit card business, we are currently exempt from Chilean regulations affecting the administration of bank credit cards. At present, there are no regulations in Chile affecting in-store credit cards, such as our Presto card, that cannot be used in unaffiliated stores or in other commercial contexts. However, the Chilean Congress is currently considering two bills which, if passed, may require additional disclosure by retail companies granting credit to consumers. The first bill would amend the Chilean Consumer Rights Law to require that retail companies granting direct credit to customers inform the customers about certain terms and conditions of the credit, including interest rates, costs and extrajudicial collection fees. The second bill under consideration would amend the Chilean laws governing capital markets to allow the Superintendency of Banks and Financial Institutions to oversee companies issuing credit cards or allowing customers to use other similar means of credit. This amendment would require such companies to disclose to the Superintendency of Banks and Financial Institutions information regarding interest rates and the total amount of credit granted. We cannot determine at this time the likelihood that these two bills will be passed or the specific nature of the new regulations that may be enacted although we note that the first bill described above has been passed by the Chilean Congress and awaits only presidential approval before it becomes effective.

Capital Expenditures

     The supermarket business is capital intensive. Over the past five years, we have invested approximately US$441 million in capital expenditures, primarily to develop and expand our store formats. In 2004 and 2005, we expect to invest a total of Ch$118,600 million or US$200 million in capital expenditures primarily to open 15 new stores in Chile, not including the seven stores acquired from Carrefour. We expect that the majority of these stores will be built on properties owned by us, and two will be built on leased sites. We expect to open seven stores before the end of 2004 in addition to the seven supermarkets we purchased from Carrefour Chile. In 2004, we also plan to open a new warehouse to store all our frozen goods.

     The following table sets forth our actual capital expenditures for 2001, 2002 and 2003 and projected capital expenditures for 2004 and 2005. Our actual capital expenditures may vary substantially from the projected numbers set forth below as a result of competition and the cost and availability of the necessary funds.

	Actual for year ended
	December 31,			Projected		Total Projected
	2001	2002	2003	2004	2005	2004-2005
Number of stores at beginning of period	52	54	62	68	81	68
New stores opened or acquired	3	8	6	14	8	22
Stores sold or closed	1	—	—	1	—	1
Existing stores remodeled or expanded	2	2	—	—	—	—
Existing stores transformed into another format	2	6	3	2	—	2

Number of supermarkets at end of period	54	62	68	81	89	89
Format of stores at end of year:
Almac/Lider Express(1)	4	4	4	4	4	4
Ekono/Lider Express(1)	28	23	22	22	26	26
Lider-Lider Mercado(2)	17	22	23	33	34	34
Lider Vecino	5	13	19	23	26	26
	Ch$71,199	Ch$68,842	Ch$44,159	Ch$132,931	Ch$59,300	Ch$192,231
Capital expenditures(3)	(US$99.1)	(US$115.9)	(US$74.4)	(US$224)	(US$100)	US$324

(1)	Transformed into Lider Express beginning September 2003
(2)	Lider Mercado was transformed into Lider beginning September 2003
(3)	In millions of constant Chilean pesos and U.S. dollars. For 2004, includes the €100 million (Ch$73,631 million) used to acquire Carrefour Chile S.A. Exchange rate: US$1.00 = Ch$593.80 as of Dec. 31, 2003.

Legal Proceedings

     We are party to legal proceedings arising from the normal course of our business which we believe are routine in nature and incidental to our operations. We do not believe that the outcome of the proceedings to which we currently are a party, other than as noted below, are likely to have a material adverse effect on our operations, financial condition, results of operations, cash flows or prospects.

     Disco-Ahold Litigation

     We are currently litigating a series of disputes stemming from the sale of our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December 1999. Under the terms of the sale, in May 2000 Disco S.A. paid us US$60 million of the US$150 million purchase price, with the balance of US$90 million coming due in May 2003. Of this US$90 million, US$80 million was evidenced by ten promissory notes of US$8 million each, and US$10 million was held by Disco S.A. as collateral for certain liabilities of Ekono-Argentina to be borne by our company. The deferred payment amount was guaranteed by Disco S.A.’s parent company, Disco-Ahold International Holdings N.V., a Netherlands Antilles Company. We were informed in December 2002 that Disco S.A. did not intend to pay us the entire US$90 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under then-prevailing Argentine dollar convertibility regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August of 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.0 to 1 U.S. dollar (US$42 million).

     Our company has steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A. and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and are pursuing legal actions in order to collect the amounts due to us.

     In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim is for US$47.5 million plus interest and expenses. Both parties have submitted initial papers to the court and expect final resolution of our claim by the end of 2004.

     In April 2003, we initiated an action against the guarantor’s parent, Royal Ahold, in the Court of Haarlem in the Netherlands. Our claim is for US$47.5 million, plus interest and expenses to the extent not recovered from Disco-Ahold.

     In January 2004, we initiated arbitration proceedings with Disco S.A. before the Chairman of the Buenos Aires Bar in Argentina. Our claim is for US$1.5 million, the amount we believe was wrongfully withheld by Disco S.A. We expect final resolution of these proceedings by the end of 2004.

     Based on advice from counsel as to the likely results in these proceedings, we have not provisioned for a potential loss regarding these matters.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with our audited consolidated financial statements including the notes thereto included elsewhere in this annual report. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 25 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. We are therefore required to adjust our financial statements to reflect the effect of variations in the purchasing power of the Chilean peso during each year. See “—Impact of Inflation, Price-level Restatement and Foreign Exchange” and Note 2 to our consolidated financial statements.

     Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos of December 31, 2003 purchasing power.

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

Overview

Key Factors Affecting Net Revenues and Results of Operations

     Our EDLP Business Model

     In mid-2003, we strengthened our commitment to our EDLP strategy, which seeks to maintain a discernible difference in the total price of a basket of goods purchased at our stores compared to the purchase price of the same basket at competitors’ stores. In the short term, we expect our EDLP strategy to reduce our operating margins. For 2003, for example, although our lower prices were only implemented during the third quarter, our operating margin (operating income as a percentage of net revenues) was 3.9% versus 4.0% for 2002. Over time, however, we believe that the increased volume generated by our EDLP strategy, combined with our efforts to increase our traffic levels, our ability to cross-sell other products, and, ultimately to reduce our costs, should more than offset the impact of our price reductions. Our strengthened EDLP strategy had a positive impact on our net revenues in 2003, helping fuel a 9.9% increase from Ch$1,058,719 million for 2002 to Ch$1,163,000 million (US$1,959 million) for 2003. At the same time, however, our operating margins declined in 2003 because we were unable to achieve cost reductions sufficient to offset the reductions in our selling prices. In response to our EDLP strategy, our chief competitors have sought to reduce their prices. This will maintain the pressure on our operating margins as we seek to sustain a pricing differential that is discernible to the consumer.

     Our EDLP strategy is designed to position us as the lowest price retailer in Chile and is premised on several assumptions.

•	Low prices drive higher volume. According to market surveys, price is one of the key factors Chilean consumers consider when deciding where to shop. By maintaining a discernible price difference compared to our competitors, we expect to attract more customers to our stores.

•	High traffic provides opportunities for cross-selling. We intend to take advantage of the higher volume of customer traffic we expect to generate through our EDLP strategy by cross-selling an expanding range of quality non-food products and complementary services to our customers. By capturing a greater share of the consumer’s wallet, we expect to increase our revenues.

•	Higher volumes and a clear “every day low prices” message provide opportunities for economies of scale and cost reductions. The success of our EDLP strategy in increasing our net income will depend on our ability to achieve offsetting reductions in our costs. In the third and fourth quarters of 2003, our operating margins declined principally due to the implementation of our EDLP strategy. Over time, however, we believe our higher volumes will allow us to achieve economies of scale that are less available to lower-volume competitors. We expect to reduce our costs by increasing the centralization of our distribution facilities, increasing the use of “flow-through” inventory management and lowering our advertising costs, in part, by the consolidation of all of our stores under the Lider brand (which we accomplished in 2003).

     To date, our EDLP strategy has helped increase our customer traffic levels, improve our net revenues and reverse a negative trend in our same store sales. Our same store sales increased in 2003 by 0.3%, reversing a decrease of 1.4% for 2002.

     Key Factors Affecting Our Net Revenues

     Our Supermarket and Hypermarket Revenues. We generate our supermarket and hypermarket revenues primarily from sales of groceries, perishables and non-food products in our stores and contractually agreed upon participation fees paid by suppliers to us for advertising and distribution services, special promotions, and opening new stores. Product revenues are generally driven by volume and average selling prices. Contractual vendor allowances are generally a function of volume. Key factors influencing our hypermarket and supermarket revenues include:

•	Pricing policies.

•	EDLP. In mid-2003, we began implementing our EDLP strategy, which seeks to maintain a discernable difference in the total price of a basket of goods purchased at our stores compared to the purchase price of the same basket at competitors’ stores. Despite a reduction in our operating margins, our EDLP strategy was one of the principal factors behind a 9.9% increase in our net revenues from Ch$1,058,719 million for 2002 to Ch$1,163,000 million (US$1,959 million) for 2003.

•	Product mix. The mix of products we sell has a significant impact on our net revenues. In particular, because non-food products generally have higher average margins than our food products, our operating results are positively affected as the proportion of non-food products in our product mix increases. Sales of our non-food products represented 18.9% of our net revenues for 2003, versus 18.8% for 2002.

•	Expansion of sales area. Opening and acquiring new stores, and expanding existing stores, has been one of the principal drivers of sales volume in recent years, fueling much of our hypermarket and supermarket revenue growth. In 2003, new or remodeled stores accounted for 6.9% of our net revenues. We plan to add fourteen new stores in 2004 (including seven acquired from Carrefour), and eight new stores in 2005. In June 2004, we closed one of the seven stores we acquired from Carrefour owing to its proximity to an existing Lider store.

•	Chilean economic conditions. Our net revenues are strongly influenced by changes in Chilean economic conditions that affect the purchasing power and habits of our customers. Chile recorded GDP growth of 2.8% for 2001, 2.1% for 2002 and 3.4% for 2003. During the same period, unemployment declined from 7.9% for 2001 to 7.8% for 2002 to 7.4% for 2003. As of April 30, 2004, unemployment was 8.7%, representing a slight increase as compared to 8.5% at April 30, 2003.

•	Vendor Allowances. Vendor allowances, which are generally recorded at an agreed-upon percentage of sales to customers, have increased steadily as a percentage of our hypermarket and supermarket net revenues over the last three years, primarily as a result of our increased purchase volumes with our suppliers. We expect this trend to continue to the extent we continue to increase our purchase volumes with our suppliers.

     The following table sets forth, for the periods indicated, changes in net revenues and same store sales together with certain macroeconomic indicators. “Same store sales” means net revenues earned during the period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior twelve months:

	Year Ended December 31,
	2001	2002	2003
Increase in net revenues during period	10.3%	11.5%	9.8%
Increase in sales of groceries, perishables and non-food items during the period	9.5	10.0	9.0
Increase (decrease) in same store sales	3.0	(1.4)	0.3
Increase (decrease) in suppliers fees	16.7	20.7	9.8
Increase in selling space (1)	21.6	45.7	25.7
Increase (decrease) in sales per square meter	5.0	(4.7)	1.2
Increase in Chilean GDP(2)	2.8	2.1	3.4
Increase in Chilean consumption	1.4	1.4	2.6	(2)

(1)	In square meters.
(2)	Preliminary estimates.

     Credit Card Revenues. We generate our credit card revenues primarily from finance charges on outstanding balances and late fees charged to our credit card customers. Our credit card revenues depend primarily on the total number of active Presto accounts, the average outstanding balances on those accounts, and the average interest rates we charge on those balances. We include, as part of our total trade receivables amounting to Ch$101.3 million, Ch$76.3 million of trade accounts receivable of our Presto subsidiary, to be received from Presto card users. Key factors influencing our credit card revenues include:

•	Food Sales. In 2003, our Presto card was used in approximately 9.7% of our sales with respect to food products as compared to 6.5% for 2002. Sales of food products represented 81.1% of our sales for 2003 as compared to 83.4% for 2002.

•	Non-Food Sales. The expansion of our retail business to include higher priced durable goods, such as household appliances and electronics, has contributed to the growth of our credit card business. Our customers often require credit to purchase these higher-priced items. For 2003, our Presto card was used in approximately 29.8% of our sales in non-food areas as compared to 15.5% in 2002. Sales of non-food products represented 18.9% of our sales for 2003 as compared to 16.6% in 2002. We believe our strategy of expanding our non-food offerings will continue to play a major role in the net revenues generated by our credit card business.

•	Number of Accounts. At December 31, 2003, we had a total of 652,541 accounts in good standing, representing an increase of 43.3% compared with 455,403 accounts in good standing at December 31, 2002. The increase was driven primarily by our devotion of greater resources to this business and expansion of our promotional activities relating to our Presto card.

•	Average account balances. Average account balances are generally a function of the credit limits we allocate to each account, and the frequency with which the cards are used as well as the average purchase volume. We set credit limits by analyzing an applicant’s current income and credit record as obtained from Chilean credit agencies.

•	Finance charges. Since we intend to use our Presto card to help increase our total sales volume, our goal is to offer interest rates that are competitive with those offered by the in-store credit cards of our principal competitors in order to complement our low prices on our products.

     Other revenues. Our other revenues include revenues from our real estate operations, which primarily comprise revenues from lease payments from merchants that lease space in our stores and malls. Except for 2003, when increased lease payments derived from other revenues resulted in an appreciable increase (See “— Results of Operations – 2003 Compared to 2002 – Net Revenues – Other Revenues” below), our other revenues have remained relatively constant, owing principally to the fact that we have not opened new shopping centers in recent years and that we do not own the property on which many of our newer stores operate. We expect these revenues to remain constant for 2004 because we do not intend to expand our real estate activities significantly.

     Key Factors Affecting Our Cost Structure

     Cost of Sales and Gross Profit. Our cost of sales includes our purchasing costs associated with our products, plus the shrinkage from our store operations, plus reductions in the prices of our products related to promotions that are not offset by corresponding decreases in the cost of such products to us. “Shrinkage” includes losses in inventory, losses and damage of our products during transportation and losses caused by theft. As part of our EDLP strategy, we have significantly reduced the prices our customers pay for our products. A key element of our strategy is to seek corresponding reductions in the cost of our products. We have sought to reduce these costs in part by increasing the volume and, thereby, improving the terms of our purchases from our suppliers. As we have increased our sales of higher-priced non-food products, shrinkage has become an increasingly important factor in our cost structure.

     Selling and Administrative Expenses. Our selling and administrative expenses primarily include the following costs: labor and personnel, utilities, advertising, maintenance, credit card commissions paid to third parties, insurance and provisions for doubtful accounts related to our credit card business.

•	Our Faro Project. Through our Faro Project, we seek to improve our operating efficiency by, in part, reducing our cost structure. A part of our effort to reduce our costs includes our plan to reduce our labor costs by increasing the number of part-time workers in our stores. We believe that part-time workers will allow us to better manage our labor costs by reducing excess staffing during non-peak hours.

•	Advertising expenses. Our advertising expenses have decreased as a percentage of our net revenues over the past three years. Over time, we expect that our EDLP strategy, which does not rely on weekly mailings to promote sales, will allow us to reduce our advertising costs further.

•	Provisions for doubtful accounts. In connection with our credit card operations, we record an allowance for doubtful accounts, which is used to offset write-offs and maintain an allowance deemed appropriate to the amount of total receivables. Our allowances for doubtful accounts have risen in recent years and are primarily a function of the total number of credit card accounts and delinquency rates. Moreover, our new management team for our credit card operations has in recent years increased our allowances for doubtful accounts as we have expanded our credit card operations. We record provisions of a set percentage of outstanding balances for each past due credit card loan and evaluate these provisions based on the number of days past due and the historical behavior of our customers. As we continue to expand our credit card business, we expect our aggregate allowance for doubtful accounts to increase.

     Other Factors Affecting Our Net Income

     Price-level Restatement and Foreign Exchange Gain (Loss). As required by Chilean GAAP, our financial statements have been price-level restated to reflect the effect of changes in the purchasing power of the Chilean peso during each period. See Note 2 to our consolidated financial statements. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in our consolidated statements of income for the period. Because we finance a portion of our current and fixed assets with short-term and long-term foreign currency obligations and because of the amount of our non-monetary assets, liabilities and income statement accounts which require price level restatement under Chilean GAAP, price-level restatement and foreign exchange gain (loss) can have a significant effect on our net income.

     Income tax expense. We account for income taxes using the asset and liability method. Accordingly, deferred taxes are recorded for the differences between the tax and book basis of assets and liabilities that will reverse in future periods. Changes in the tax versus the book basis of certain of our assets may, from time to time, increase our deferred tax liabilities in a given period. In 2003, we recorded deferred tax liabilities due to increased tax losses corresponding to losses of two of our subsidiaries, Administradora de Concesiones Comerciales de Supermercados and Administradora de Concesiones Comerciales de Hipermercados S.A., resulting from the opening of new stores.

Critical Accounting Policies and Estimates

     We prepare our consolidated financial statements in accordance with Chilean GAAP with a reconciliation to U.S. GAAP. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and contingent liabilities and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are most important to our financial condition and results of operations and those that require the most difficult, subjective or complex judgments by our management. On an on-going basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of our consolidated financial statements, actual results may vary from these estimates.

     We believe that the following policies are our critical accounting policies.

     Vendor Allowances and Distribution Network Revenue

     We receive various types of previously agreed upon vendor allowances in the form of rebates (in the form of cash or credits) and other forms of payments that effectively reduce our cost of goods purchased from a vendor or the cost of promotional activities conducted by us that benefit a vendor. Such payments are generally presented for Chilean GAAP purposes as “net revenues” in the income statement.

For U.S. GAAP purposes, these payments are recorded as deductions from the cost of sales. In addition, we receive previously agreed upon payments from suppliers for use of our distribution system which are recorded as revenue and, in U.S. GAAP, as deductions from cost of sales.

     The most common allowances offered are (1) volume allowances, which are off-invoice based on the quantity of products purchased from a vendor and (2) promotional allowances, which generally relate to reductions in sales prices to customers for limited time periods which are reimbursed by the supplier to us. Vendor allowances are recognized as income or an offset to expense, depending on the Chilean GAAP convention.

     Rebates received relating to volume allowances are recognized on a systematic basis as a reduction of the purchase price of the related products as they are purchased or sold to customers. If these volume allowances are contingent on achieving certain minimum volume targets, the allowances are recognized only to the extent it is probable that the minimum volume targets will be achieved and the amount of the allowance can be reasonably estimated.

     Promotional allowances are recognized as the sales to the customers which are the requirement for earning the promotional allowance are made.

     Revenue from use of the distribution network is recognized as the service is provided.

     Allowance for Doubtful Accounts and Delinquent Credit Card Balance Policy

     We maintain an allowance for doubtful accounts for estimated losses, which results from our customers not making required payments. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. Particularly, regarding our credit card loss reserve, we base our allowance on the likelihood of loss in our credit card loan portfolio based on past experience and by reviewing current collection trends that are expected to continue. In addition, we discontinue accruing interest on credit card loans that are more than 90 days past due and write off credit card loans that are more than 360 days past due. Prior to April 2004, we wrote off annually at December 31st. Beginning in the second quarter of 2004, we will perform such write-offs on a quarterly basis. In addition, we record provisions of a set percentage of outstanding balances for each past due credit card loan and evaluate these provisions based on the number of days past due and the historical behavior of our customers. Changes in the levels of provisions we record are recognized in the results for each period during which these changes are introduced. These changes historically have not caused large fluctuations in our results. We believe that our policy for recording our provisions for doubtful accounts and credit card loan loss reserve is a critical accounting estimate because of the uncertainty related to the collectibility of these receivables. In addition, any assumption we make about when to discontinue accrual of interest income on delinquent accounts may differ from our actual experience of interest income default. If actual experience differed from our estimate, we would be required to adjust our provisions and allowances for doubtful accounts.

     Receivable from Disco S.A.

     We believe that our receivable from Disco S.A. for the sale of Ekono-Argentina will ultimately be collected. The lack of a valuation allowance for this receivable is a critical accounting policy as management must make decisions regarding the viability of legal recourse where the outcome is uncertain. Moreover, if we are unable to recover, or if we determine that it is probable that we would be unable to recover any remaining amount and that the amount of such loss is estimable, we would be required to create a valuation allowance for such amount.

     Inventories

     Inventories are valued at price-level restated purchase cost, on a weighted-average-cost basis, which does not exceed their net realizable sale value. Products that are obsolete or out of season are sold during the year. Eventually, allowances for obsolescence could exist for those products that are not sold in that year. Our allowance for obsolescence is based on our estimate about assumptions related to sales volume, seasonal trends, etc. In addition, we book to cost of goods sold our estimated shrinkage related to damage and pilferage. This estimate is trued up periodically to our actual experience. We consider the valuation of inventories to be a critical accounting policy due to the uncertainty inherent in such assumptions. Should our assumptions prove to have been optimistic, we would adjust our inventory obsolescence reserve accordingly with the consequent impact on our results of operations.

     Purchase Accounting and Goodwill

     Goodwill includes the cost of acquired subsidiaries in excess of the carrying value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management’s estimate regarding (1) the amortization period and (2) the recoverability of the carrying value of goodwill.

     Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

     We have considered goodwill as an asset with an indefinite life and have therefore always used the maximum amortization period allowed under Chilean GAAP for goodwill which is 20 years and the same for U.S. GAAP (prior to the adoption of SFAS No. 142).

     Under Chilean GAAP and U.S. GAAP, goodwill is tested for impairment when events or changes in circumstances so require (as well as annually under U.S. GAAP). Such changes in circumstances have not occurred nor have we, under U.S. GAAP, determined that our carrying value is less than our estimated fair value.

     Our goodwill as of December 31, 2003 primarily originated from the purchase of Fullmarket S.A. (currently known as Maquinsa S.A.) in 1996.

     In January, 2004, we acquired Carrefour Chile. On January 1, 2004, Technical Bulletin 72 became effective for business combinations in Chile. This bulletin requires that goodwill be calculated in a manner similar to U.S. GAAP. However, unlike U.S. GAAP, goodwill will continue to be amortized over a maximum 20 year life as well as tested annually for impairment. Therefore, the goodwill related to our acquisition of Carrefour Chile will be determined under this new pronouncement and the factors listed above considered in determination of the useful life of the goodwill will continue to be used by us. In our annual calculations of the implied fair value of goodwill for determination of impairment, certain assumptions regarding the projected sales growth, operating income, and projected amount for capital expenditures will be used. Because a change in these assumptions could result in a significant change in the recorded amount of goodwill, we believe that the accounting for goodwill is one of our critical accounting policies.

     Severance Indemnities

     We sponsor a severance indemnity plan for employees which is treated, for accounting purposes, as a defined benefit plan.

     The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. We fund these plans as claims are incurred.

     Recorded severance indemnities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions is a critical accounting estimate because changes in it can materially affect the projected benefit obligations and net periodic pension costs. In accounting for defined benefit plans, we make actuarial calculations. These calculations contain key assumptions, which include: discount rates and employee service lives. The assumptions for the calculations are uncertain and require judgment. Should these assumptions change, our pension benefit obligation would require increase or decrease in the balance sheet and the recording of the offsetting effect in the income statement.

     Property, Plant and Equipment

     Property, plant and equipment are stated at price-level restated purchase cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The preparation of consolidated financial statements in conformity with Chilean GAAP requires us to make estimates and assumptions, relating to the useful lives of such assets which affects the reported amounts of such assets and disclosure at the date of the publication of the financial statements as well as reported amounts of expenses during the reporting periods. The factors which we use to determine the useful lives include:

•	the estimated service life of the asset; and

•	the estimated technological life of the asset.

     Impairment of Long-Lived assets

     We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, derived from the present value of expected cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Recent Chilean GAAP Accounting Pronouncement

     In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, “Combinación de Negocios Inversiones Permanentes y Consolidación de Estados Financieros”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on our results of operations, financial position or cash flows of the company.

Results of Operations

     The following table sets forth, for the periods indicated, certain items in our income statement and their respective percentages of net revenues:

	Year ended December 31,
	2001	2002	2003
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(77.5)	(77.2)	(77.5)

Gross income	22.5	22.8	22.5
Selling and administrative expenses	(16.6)	(18.8)	(18.6)

Operating income	6.0	4.0	3.9
Non-operating income	0.2	0.1	—
Non-operating expenses	(1.6)	(2.0)	(1.6)
Price-level restatement and foreign exchange gain (loss)	0.6	0.5	(0.1)
Taxes	(0.8)	(0.4)	(0.6)

Net income	4.3%	2.3%	1.8%

     2003 Compared to 2002

     For 2003, our net revenues increased 9.9% compared to 2002 to Ch$1,163,000 million (US$1,958.6 million). Our operating income rose to Ch$45,242 million (US$76.2 million) for 2003, an increase of 6.0% compared to Ch$42,665 million for 2002. These improvements in our net revenues and operating income resulted primarily from the opening of new stores, the improved performance of the Chilean economy and the implementation of our EDLP strategy. Despite the increases in our net revenues and operating income, our net income for 2003 decreased by 13.3% to Ch$20,819 million (US$35.1 million) as compared with 2002. This decline in our net income resulted primarily from net price level restatement, an increase in our income taxes and other financial expenses that more than offset the decline in non-operating expenses incurred in connection with restructuring charges in 2002 associated with severance payments to former management and employees. In December 2002, we announced significant changes to our senior management team, including the appointment of a new chief executive officer, as well as the departure of four senior executives and another 70 employees in the corporate offices.

     Net Revenues. Our net revenues for 2003 were Ch$1,163,000 million (US$1,958.6 million), which represented an increase of 9.9% compared to Ch$1,058,719 million for 2002. The following table sets forth the composition of our net revenues for the periods indicated and the percentage change between periods.

	Year ended December 31,
	2002		2003		% change
	(in millions of constant Ch$)
Hypermarket and Supermarket	Ch$	1,022,833	Ch$	1,112,258	8.7%
Credit cards		11,257		19,086	69.6
Other		24,629		31,656	28.5

Total	Ch$	1,058,719	Ch$	1,163,000	9.9

     The 9.9% increase in our net revenues for 2003 resulted primarily from:

•	Hypermarkets and Supermarkets. A 8.7% increase in net revenues derived from our hypermarket and supermarket business, to Ch$1,112,258 million (US$1,873 million) for 2003 from Ch$1,022,833 million for 2002. This increase resulted from an addition of 23,983 square meters of sales area (one new Lider hypermarket, three new Lider Vecino compact hypermarkets and two new Lider Express supermarkets), an increase of approximately 8% over the total sales area at December 31, 2002. These new stores accounted for 9.3% of our hypermarket and supermarket sales for 2003. Another factor which contributed to the increase in hypermarket and supermarket business was a 0.3% increase in same-store sales compared to 2002, compared to a decline of 1.4% in same-store sales in 2002, which we believe resulted from the implementation of our EDLP strategy, which helped to increase our customer traffic levels and, consequently, our net revenues, as well as the improved performance of the Chilean economy.

•	Credit Card. An 69.6% increase in net revenues derived from our credit card operations compared to 2002 reflecting an increase in our net financial revenues, including primarily interest and commissions, to Ch$19,086 million (US$32.14 million) for 2003 from Ch$11,257 million for 2002, which increase was attributable to a 43% increase in the number of active accounts, an increase in average monthly account balances per individual account to Ch$128 million for 2003 from Ch$92 million for 2002, and our promotion of sales of non-food products through our Presto card, leading to increased use of our Presto credit card to purchase higher priced non-food products.

•	Other Revenues. A 28.5% increase in net revenues derived from other revenues to Ch$31,656 million (US$53.3 million) for 2003 from Ch$24,629 for 2002. This increase resulted primarily from increased lease payments received from merchants leasing space in our stores and in our shopping centers.

     Cost of Sales and Gross Profit. Our gross profit for 2003 was Ch$261,885 million (US$441.0 million), representing an increase of 8.4%, compared to Ch$241,642 million for 2002.

     As a percentage of net revenues, our cost of sales for 2003 was 77.5% compared to 77.2% for 2002. Shrinkage for 2003 remained constant at 2.0% of total sales, as compared to 2.0% of total sales for 2002. The increase in cost of sales as a percentage of net revenues was principally attributable to the implementation of our EDLP strategy in the second half of 2003 by which we reduced our prices by a greater amount than we were able to reduce our costs of sales.

     As a result of our increase in cost of sales as a percentage of net revenues, our gross margin in 2003 declined to 22.5% from 22.8% for 2002. We expect to experience continued pressure on our gross margin in connection with our EDLP strategy.

     Selling and Administrative Expenses. Selling and administrative expenses for 2003 were Ch$216,643 million (US$364.8 million), representing a 8.9% increase as compared to Ch$198,977 million for 2002. As a percentage of net revenues, selling and administrative expenses fell to 18.6% for 2003 from 18.8% for 2002 principally due to decreased advertising expenses and labor costs, which were partially offset by increased utilities costs in each case as a percentage of net revenues.

     Our selling and administrative expenses related to our credit card operations increased 81.5% to Ch$14,346 million for 2003 (US$24.2 million) from Ch$7,904 million (US$13.3 million) for 2002. This increase was principally attributable to our allowance for doubtful accounts which increased 139.5% for 2003 compared to 2002 and other expenses which increased 24.4% for 2003 compared to 2002.

     Operating Income. Our operating income for 2003 was Ch$45,242 million (US$76.2 million), representing an increase of 6.0% as compared to Ch$42,665 million for 2002 reflecting the revenue and cost trends described above. As a percentage of net revenues, operating income for 2003 was 3.9%, representing a decrease of 0.1% as compared to operating income of 4.0% of net revenues for 2002.

     Non-operating Income. The following table sets forth, for the periods indicated, information concerning our non-operating income on a consolidated basis:

	Year ended December 31,
	2002		2003
	(in millions of constant Ch$)
Interest income	Ch$	459	Ch$	539
Other non-operating income(1)		515		592
Amortization of negative goodwill		346		353

Total non-operating income	Ch$	1,320	Ch$	1,484

(1)	“Other” includes principally equity in earnings of related companies.

     Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	Year ended December 31,
	2002		2003
	(in millions of constant Ch$)
Financial expense	Ch$	13,522	Ch$	16,408
Minority interest		63		43
Other non-operating expense(1)		6,372		1,286
Amortization of goodwill		795		795

Total non-operating expense	Ch$	20,752	Ch$	18,532

(1)	“Other” includes equity in losses of related companies, charitable contributions and, in 2002, severance payments to former management and employees including our former Chief Executive Officer, current director and controlling shareholder, Mr. Nicolás Ibáñez Scott.

     Non-operating expense for 2003 was Ch$18,532 million (US$31.2 million), representing a decrease of 10.7% compared to non-operating expense of Ch$20,752 million for 2002. This decrease for 2003 resulted primarily from lower other non-operating expenses for 2003 of Ch$1,286 million (US$2.2 million), as compared to Ch$6,372 million for 2002. Other non-operating expense was higher for 2002 because of restructuring expenses incurred in connection with severance payments made to former management and employees totaling Ch$4,997 million. See Item 7—“Major Shareholders and Related Party Transactions”.

     Price-level Restatement and Foreign Exchange Gain (Loss). Our net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$872 million (US$1.5 million) for 2003, as compared to a net gain of Ch$5,485 million for 2002. The net loss for 2003 is primarily attributable to a Ch$2,997 million foreign exchange loss for 2003, compared to a Ch$5,004 million foreign exchange gain for 2002, reflecting the impact of exchange rate variations on our foreign currency denominated assets.

     Income Taxes. Income taxes for 2003, including current and deferred taxes, amounted to Ch$6,503 million (US$11.0 million), representing an increase of 38.3% as compared to Ch$4,703 million (US$7.9 million) for 2002. This increase occurred primarily because of a larger amount of fixed asset acquisitions for 2003 resulting in an increase in deferred tax expense relating to the book versus tax depreciation of such fixed assets. The statutory income tax rate applicable to Chilean companies for 2003 was 16.5% of income before income taxes, as compared to 16.0% for 2002. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     Net Income. Net income in 2003 was Ch$20,819 million (US$35.1 million), representing a decrease of 13.3% as compared to net income of Ch$24,015 million in 2002. As a percentage of net revenues, net income was 1.8% in 2003, as compared to 2.3% in 2002.

     2002 Compared to 2001

     Net income for 2002 was Ch$24,015 million, representing a decrease of 41.4% as compared to net income of Ch$40,952 million for 2001. As a percentage of net revenues, net income was 2.3% for 2002, as compared to 4.3% for 2001. The decline in our net income for 2002 was attributable primarily to a reduction in our operating income resulting from increases in our operating expenses such as our selling and administrative expenses and our cost of sales, as well as from increased non-operating expenses, which together outweighed the impact of increased net revenues and gross profit.

     Net Revenues. Our net revenues for 2002 were Ch$1,058,719 million, which represented an increase of 11.5% as compared to Ch$949,713 million for 2001. The following table sets forth the composition of our net revenues for the periods indicated.

	Year ended December 31,
	2001		2002		% change
	(in millions of constant Ch$)
Hypermarket and Supermarket	Ch$	920,136	Ch$	1,022,833	11.1%
Credit cards		7,606		11,257	48.0
Other		21,970		24,629	12.1

Total	Ch$	949,713	Ch$	1,058,719	11.5%

     The 11.5% increase in our net revenues in 2002 resulted primarily from:

•	Hypermarkets and Supermarkets. A 11.1% increase in net revenues derived from our hypermarket and supermarket business, to Ch$1,022,833 million for 2002 from Ch$920,136 million for 2001. This increase resulted from the addition of 45,726 square meters of sales area (the transformation of six Ekono supermarkets into Lider Vecino hypermarkets, the opening of five Lider hypermarkets, two Lider Vecino hypermarkets, and one Ekono supermarket), an increase of approximately 17.3% over the total sales area at December 31, 2001. Same-store sales decreased by 1.4% for 2002 compared to 2001, which reflected a lack of growth in domestic consumption and additional competition that resulted as we and our competitors continued to open new stores during 2002. The increase in our selling space more than offset the costs we incurred in connection with rebranding our former Ekono stores and opening our new locations for 2002.

•	Credit Cards. A 48.0% increase in net revenues derived from our credit card operations, resulting from an increase in our net financial revenues, including primarily interest and commissions to Ch$11,257 million for 2002 from Ch$7,606 million for 2001, reflecting the increasing sale of our higher-priced non-food products which our customers increasingly financed with our Presto credit card.

•	Other Revenues. A 12.1% increase in net revenues derived from other revenues to Ch$24,629 million for 2002 from Ch$21,970 in 2001. Our net revenues from other sources remained relatively constant in 2002 owing to the fact that we did not open any new shopping centers in 2002 and that we do not own the property on which many of our newer stores operate.

     Cost of Sales and Gross Profit. Gross profit for 2002 was Ch$241,641 million, representing an increase of 13.0%, as compared to Ch$213,794 million for 2001.

     As a percentage of net revenues, our cost of sales for 2002 was 77.2%, as compared to 77.5% for 2001. Shrinkage for 2002 represented 2.0% of total sales, as compared to 1.7% of total sales for 2001. The increase in cost of sales as a percentage of net revenues was principally attributable to the increase in shrinkage as compared to 2001. Shrinkage increased for 2002 primarily because of changes to the product mix offered in our stores, notably the increase in higher-priced non-food products such as home appliances and electronics.

     As a result of the increase in cost of sales as a percentage of net revenues, our gross margin for 2002 increased to 22.8% from 22.5% for 2001.

     The costs associated with our credit card business are included in our selling and administrative expenses.

     Selling and Administrative Expenses. Selling and administrative expenses for 2002 were Ch$198,977 million, representing a 26.6% increase as compared to Ch$157,179 million for 2001. Additionally, selling and administrative expenses, as a percentage of net revenues, were 18.8% for 2002, representing an increase of 13.2% as compared to 16.6% for 2001. The increase in our selling and administrative expenses in 2002 was largely the result of the opening of new stores and the development of recently opened stores, as well as increased losses as we expanded our credit card operations. As a percentage of net revenues, selling and administrative expenses increased in 2002 because we were unable to offset these increased expenses with corresponding growth of our net revenues.

     Our selling and administrative expenses related to our credit card operations increased 48.0% to Ch$7,904 million for 2002 from Ch$5,341 million for 2001. This increase was principally attributable to our provisions for doubtful accounts which increased 57.3% for 2002 compared to 2001 and other expenses which increased 55.0% for 2002 compared to 2001.

     Operating Income. Our operating income for 2002 was Ch$42,665 million, representing a decrease of 24.6% as compared to Ch$56,615 million for 2001 reflecting the variations described above. As a percentage of net revenues, operating income for 2002 was 4.0%, representing a decrease of 33.3% as compared to operating income of 6.0% of net revenues for 2001.

     Non-operating Income. The following table sets forth, for the periods indicated, information concerning our non-operating income on a consolidated basis:

	Year ended December 31,
	2001		2002
	(in millions of constant Ch$)
Interest income	Ch$	1,011	Ch$	459
Other non-operating income(1)		256		515
Amortization of negative goodwill		346		346

Total non-operating income	Ch$	1,613	Ch$	1,320

(1)	“Other” includes principally gains on sales of fixed assets and tax refunds.

     Non-operating income in 2002 was Ch$1,320 million, representing a decrease of 18.1% compared to non-operating income of Ch$1,613 million in 2001. This decrease was principally a result of a decrease in interest income.

     Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	Year ended December 31,
	2001		2002
	(in millions of constant Ch$)
Financial expense	Ch$	12,777	Ch$	13,522
Minority interest		171		63
Other non-operating expense(1)		1,689		6,372
Amortization of goodwill		787		795

Total non-operating expense	Ch$	15,424	Ch$	20,752

(1)	“Other” includes equity in losses of related companies, charitable contributions and, in 2002, severance payments to former management and employees including our former chief executive officer, current director and controlling shareholder, Mr. Nicolás Ibáñez Scott.

     Non-operating expense for 2002 was Ch$20,752 million, representing an increase of 34.5% compared to non-operating expense of Ch$15,424 million for 2001. This increase resulted primarily from higher financial expenses and an increase in other non-operating expenses for 2002 of Ch$6,372 million, as compared to Ch$1,689 million for 2001. Other non-operating expense was higher in 2002 because of charges recorded in connection with severance payments made to former management and employees totaling Ch$4,997 million. See Item 7—“Major Shareholders and Related Party Transactions”.

     Price-level Restatement and Foreign Exchange Gain (Loss). Our net price-level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$5,485 million for 2002, as compared to a net gain of Ch$5,760 million for 2001. This net gain for 2002 was primarily attributable to a Ch$5,004 million foreign exchange gain in 2002, compared to a Ch$6,234 million foreign exchange gain in 2001, reflecting the impact of exchange rate variations on our foreign currency denominated assets.

     Income Taxes. Income taxes for 2002, including current and deferred taxes, amounted to Ch$4,703 million, representing a decrease of 38.2% as compared to Ch$7,612 million for 2001. This decrease was attributable primarily to changes in our deferred taxes and higher non-operating expenses, resulting in part from severance payments in 2002 to former management and employees. The statutory income tax rate applicable to Chilean companies for 2002 was 16.0% of income before income taxes, as compared to 15.0% for 2001.

     Starting on January 1, 2001, we began to record all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book value and tax basis of our assets and liabilities. Pursuant to Technical Bulletin No. 71 of the Chilean Institute of Accounts, deferred taxes are accounted for by reference to the income tax rate effective during the year in which such deferred taxes are recognized. In 2002, the income tax rate began to increase progressively and is scheduled to reach a maximum of 17% in 2004. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     Net Income. Net income in 2002 was Ch$24,015 million, representing a decrease of 41.4% as compared to net income of Ch$40,952 million in 2001. As a percentage of net revenues, net income was 2.3% in 2002, as compared to 4.3% in 2001.

Impact of Inflation, Price-level Restatement and Foreign Exchange

     Chilean GAAP requires that financial statements recognize the effects of inflation. We are therefore required to adjust our financial statements to reflect the effect of variations in the purchasing power of the Chilean peso during each year. These adjustments are based on the variation of the official Chilean CPI from December 1 to November 30 of each year, with the exception of assets and liabilities denominated in foreign currency which are adjusted to closing exchange rates at period-end. For practical reasons, the CPI adjustment used to compute the price-level restatement is delayed one month. See Note 2 to our consolidated financial statements for a description of these price-level adjustments.

     Because of Chile’s past history of relatively high inflation, the financial markets have developed a system of borrowing or lending in UFs. The debt associated with our long-term assets, including our property, plant and equipment and the bulk of our other current assets and liabilities is denominated in pesos and any adjustment necessary for price-level restatement is reflected in the price-level adjustment account. The use of UF-denominated transactions offsets the effect of inflation in the preparation of price-level adjusted financial statements. For example, a company with UF-denominated obligations will record both a financing cost (from the adjustment to the value of the UF due to the effects of inflation) and a price-level gain (from holding a liability during a period of inflation) of comparable amounts, excluding the difference between actual inflation and the inflation rate used for purposes of the UF index. In the case of UF-denominated assets, the price-level adjustment (a loss) and the UF valuation (a gain) also offset each other, with the exception of the difference in the UF index referred to above.

     The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2003, together with foreign exchange gains (losses), resulted in a net loss of Ch$872 million (US$1.5 million), compared to a net gain of Ch$5,485 million in 2002. This was principally due to lower rates of inflation applicable to our non-monetary assets, the appreciation of the Chilean peso (affecting our dollar-denominated assets) and the fact that a greater proportion of our liabilities are denominated in Chilean pesos and not in UFs.

     We finance a portion of our current and fixed assets with short-term and long-term liabilities denominated in foreign currency. Because assets are generally restated using the Chilean CPI and liabilities in foreign currency are restated to closing exchange rates, the price-level restatement line in our consolidated statements of cash flows is affected by the relationship between local inflation and the exchange rate of the Chilean peso against the applicable foreign currency. Lower rates of Chilean inflation have increased the relative importance of the foreign currency exchange rate conversion as a component of the price-level restatement credit or charge in our consolidated statements of income.

Liquidity and Capital Resources

     Overview

     Our principal uses of funds are for capital expenditures, dividend payments and the repayment of short-term and long-term liabilities. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. We believe that these sources of funds, together with our cash and cash equivalents on hand, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements.

     In 2004, we expect our major cash needs to include:

•	repayment or refinancing of short-term contractual obligations in the amount of Ch$75,280 million (US$126.8 million);

•	repayment or refinancing of outstanding debt incurred in connection with our acquisition of Carrefour Chile S.A. in the amount of Ch$53,000 million (US$90 million);

•	budgeted capital expenditures of Ch$59,380 million (US$100 million);

•	budgeted cash dividends of approximately Ch$17,250 million (US$29.1 million); and

•	increased working capital needs, primarily in connection with our planned expansion of our credit card operations in the amount of Ch$41,500 million (US$70 million).

     We expect to meet these cash requirements in 2004 through a combination of:

•	existing cash resources and cash flow to be generated from our operations in 2004;

•	additional short-term and long-term debt that we will incur as necessary; and

•	and, potentially, the proceeds from equity offerings relating to our capital increase approved by our shareholders in April 2004.

Sources of Funds

     Cash and Working Capital. At December 31, 2003, we had net working capital in the amount of negative Ch$31,161 million (negative US$52.5 million), compared with net working capital of Ch$64,367 million at December 31, 2002.

     Net Cash Provided by (Used in) Operations. Net cash used in operations in 2003 was Ch$33,451 million (US$56.3 million), representing an increase of 13.8% as compared to Ch$29,385 million in 2002. Funds derived from operations consist principally of cash generated by our retail operations.

     Uses of Funds

     Contractual Cash Obligations. The following table summarizes our contractual cash obligations and commercial commitments as of December 31, 2003 and the breakdown of such obligations in specified future periods.

	Payment due by period
	(in millions of constant Ch$ as of December 31, 2003)
Contractual Obligation	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Long-term bank debt, including current portion	Ch$	53,846	Ch$	20,388	Ch$	13,154	Ch$	20,304	Ch$	—
Short-term bank debt		49,450		49,450		—		—		—
Capital lease obligations		14,713		5,420		7,966		1,327		—
Purchase obligations		240		22		44		44		130
Bonds and commercial paper		192,082		59,768		68,391		16,200		47,723

Total contractual obligations	Ch$	310,331	Ch$	135,048	Ch$	89,555	Ch$	37,876	Ch$	47,853

     We have incurred our long-term debt obligations primarily to replace certain short-term debt obligations and to enable us to pursue strategic acquisitions.

     Subsequent to December 31, 2003, we acquired Carrefour Chile. In connection with that acquisition we incurred additional short-term debt in the amount of CH$ 53,000 million (US$90 million). We intend to refinance this entire amount with additional short-term obligations.

     Dividends. In 2003, dividends paid totaled Ch$13,800 million (US$23.2 million), as compared with Ch$14,342 million in 2002. Chilean law generally requires us to distribute a minimum of 30% of our net income to our shareholders in the form of dividends. In addition to this requirement, we have a general policy of declaring an annual dividend of at least Ch$0.10 per share. For more information on our dividend policy, see Item 10 — “Additional Information — Dividend Policy and Dividends”.

     Capital Expenditures. Our capital expenditures in 2003 totaled Ch$44,159 million (US$74.4 million). These capital expenditures were invested in the opening of six new stores, including three Lider

Vecino compact hypermarkets, one Lider hypermarket and two Lider Express supermarkets, and the re-branding of all existing Ekono supermarkets as Lider Express supermarkets. Our capital expenditures in 2002 were Ch$68,842 million. We currently plan to make capital expenditures totaling Ch$59,380 million (US$100 million) in 2004. We plan to make capital expenditures in 2004 primarily to construct and develop new stores and to purchase additional properties.

     Working Capital. In addition to the capital expenditures listed above, we also plan to allocate Ch$41,500 million (US$70 million) of cash to our credit card business in 2004 to cover additional working capital requirements in connection with the issuance of additional credit by Presto. This amount represents our estimated cash requirements based on our current projected levels of growth in credit card charge volume. Our expected growth in the use of our Presto credit card may not materialize.

     Debt

     Debt Status. In addition to cash flow from our operations, we also rely on external borrowings in the local Chilean capital markets, as well as other borrowings from financial institutions. The costs associated with using external sources of financing will depend in large part on our credit ratings. A significant downgrade of any of our debt ratings by Moody’s, Standard & Poor’s or Fitch may increase the cost of our future borrowings or make it more difficult to access the public debt markets. At the date hereof, our senior unsecured local and foreign currency-denominated debt had a credit rating of BBB+ with Fitch. In addition to our own performance, such credit agencies may give consideration to the general macroeconomic and political trends affecting Chile and Latin America generally.

     At December 31, 2003, our aggregate outstanding debt and lease obligations were Ch$310,111 million (US$522.3 million), consisting of:

•	long-term debt including lease obligations of Ch$175,064 million (US$294.8 million), which includes financial debt of Ch$165,772 million (US$279.2 million) and lease obligations in the amount of Ch$9,292 million (US$15.6 million), and

•	short-term debt including the current portion of long-term debt of Ch$135,048 million (US$227.4 million), including short-term financial debt of Ch$107,434 million (US$180.9 million) and the current portion of long-term debt in the amount of Ch$ 27,614 million (US$ 46.5 million).

     In addition to our aggregate outstanding debt, we have short-term obligations incurred with our suppliers of Ch$180,300 (US$303.4 million).

     We are also party to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$9,292 million (US$15.6 million) at December 31, 2003, as compared to Ch$11,892 million at December 31, 2002. At December 31, 2003, our foreign currency liabilities totaled Ch$17,387 million (US$29.3 million). At December 31, 2002, we had liabilities of Ch$19,113 million denominated in U.S. dollars.

     Our major categories of indebtedness are as follows:

•	Bonds and commercial paper placed in the local capital markets in an aggregate principal amount of (Ch$192,082 million (US$323.5 million) at December 31, 2003. We have issued four series of bonds in Chile which bear interest at a rate of 7.0%, 6.5%, 4.5% and 5.5%, and commercial paper bearing interest at a rate of 5.0%, 4.8% and 4.32%.

•	Local bank debt in aggregate principal amount at December 31, 2003 of Ch$82,908 million (US$139.6 million). We have a Series of Chilean peso, UF- and U.S. dollar-denominated loans, the bulk of which are payable in UF and bear market interest rates according to the terms of the debt agreements.

•	Subsequent to December 31, 2003, we incurred a total of Ch$53,000 million (US$90 million) with local banks in connection with our acquisition of Carrefour Chile S.A.

     For further information regarding our debt, see Note 12 to our consolidated financial statements.

     Debt Restrictions

     Some of our long-term debt instruments contain standard financial covenants. Our principal covenants require us to maintain certain minimum ratios, such as debt-to-equity and interest coverage. We were in full compliance with our key financial covenants as of December 31, 2003. Moreover, we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital expenditure requirements for 2004 and 2005. We believe that we will be able to operate within the terms of our financial covenants for the foreseeable future.

     The material covenants of our long-term debt agreements at December 31, 2003 are described in the table below:

Our Principal Loan Covenants

Banco Santander- Santiago	1. Minimum coverage of interest expenses of 3.75 (operating income plus depreciation divided by interest expense) for June and December.

2. Not to sell or use as collateral the Ekono, Almac and Lider brands.

3. Financial leverage less than 1.2 (interest-bearing liabilities divided by equity).

4. Not to grant new guarantees.

Bonds Series A, B, C, D	1. Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between liabilities that accrue interest and equity.

2. Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation expenses/interest expenses).

3. Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

4. Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.

Commercial Paper	1. Minimum Coverage of interest expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.

2. Leverage less than 1.2 (interest-bearing liabilities divided by equity) for March, June, September and December.

Seasonality

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

U.S. GAAP Reconciliation and Accounting Pronouncements

Reconciliation

     Our financial statements have been prepared in accordance with Chilean GAAP.

     The following table sets forth net income and shareholders’ equity for the years ended and at December 31, 2001, 2002 and 2003 under Chilean GAAP and U.S. GAAP.

	Year ended December 31,
	2001		2002		2003
	(in millions of constant Ch$ and millions of US$)
Net income (Chilean GAAP)	Ch$	40,952	Ch$	24,015	Ch$	20,819	US$	35.0
Net income (U.S. GAAP)		44,446		29,407		23,667		39.8
Shareholders’ equity (Chilean GAAP)	Ch$	293,859	Ch$	303,740	Ch$	310,829	US$	523.4
Shareholders’ equity (U.S. GAAP)		278,084		293,122		303,713		511.5

     For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 25 to our consolidated financial statements.

     The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders’ equity in the three years ended December 31, 2001, 2002 and 2003 were:

•	the effects of non-designation of certain derivative instruments as “hedges” under U.S. GAAP;

•	the reversal under U.S. GAAP of the technical revaluation of certain property, plant and equipment under Chilean GAAP, along with the associated accumulated depreciation, depreciation expense and any necessary recalculation of gain/loss on disposal of such property, plant, and equipment;

•	the reversal under U.S. GAAP of severance indemnities for prior service costs that arose when we began to record a severance indemnity liability, which were charged to income under Chilean GAAP and deferred and amortized under U.S. GAAP;

•	the accrual under U.S. GAAP of deferred income taxes;

•	the reclassification under U.S. GAAP of the restructuring costs to operating expenses;

•	the recording of accounts receivable from Disco S.A. at the net present value under U.S. GAAP;

•	purchase accounting differences between U.S. GAAP and Chilean GAAP and the related differences in goodwill, negative goodwill, amortization expense, accumulated amortization, depreciation, and accumulated depreciation;

•	the reclassification of revenues obtained from suppliers to cost of goods sold under U.S. GAAP; and

•	the timing difference related to the accrual of mandatory dividends under Chilean law.

     Pursuant to Chilean GAAP, our consolidated financial statements also recognize the effects of inflation. The effect of inflation has not been reversed in the reconciliation to U.S. GAAP as permitted by the rules and regulations of the U.S. Securities and Exchange Commission.

     Recent U.S. GAAP Accounting Pronouncements

     The following recent accounting pronouncements relate solely to the reconciliation to U.S. GAAP of our net income and shareholders equity.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, or FIN 46, which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, or ARB 51. FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For interests existing as of January 31, 2003, FIN 46 is effective for us on January 1, 2004.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, FIN 46R revised FIN 46 by: (a) clarifying some requirements of the original FIN 46, which had been issued in January 2003, (b) easing some implementation problems, and (c) adding new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We are evaluating whether the adoption of FIN 46R will have a material impact on our financial position, cash flows and results of operations. We did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

     In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updated portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC regulations. We believe the application of the guidance under SAB 104 did not have a significant impact on the results of operations, financial conditions or cash flow.

     In April 2003, FASB issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No. 149), Amendment of Statement 133 on “Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. We have not identified effects on the results of operations, financial conditions or cash flows relating to the adoption of this pronouncement.

     In June 2003, the FASB issued Statement of Financial Accounting Standards No. 150, or SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement clarifies classification and measurement of certain financial instruments with characteristics of both liability and equity. It requires classification of financial instruments within a company’s scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or in certain circumstances, an unconditional obligation. In connection with our U.S. GAAP reconciliation, we have implemented SFAS 150 without any significant effects on our results of operations, financial position or cash flows.

     For U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 143, as of January 1, 2003. We have determined that we have no asset retirement obligations to be accounted for under the guidelines of this pronouncement.

Off-Balance Sheet Arrangements

     We have no off-balance sheet arrangements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Pursuant to Chilean Companies Law No. 19.705, enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of US$50 million must have no less than seven directors, as well as an audit committee composed of no less than three board members. We are now managed by a board of directors that consists of eight directors who are elected at the annual regular shareholders’ meeting as mandated by our bylaws and have an audit committee composed of three independent board members. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next, regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected.

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

     The current board of directors was elected on April 29, 2003 and their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held at the end of April 2006. The following are the current members of the board of directors and their respective positions:

Name	Position	Age
Felipe Ibáñez Scott(1)	President	50
Hans Eben Oyanedel	Vice President	61
Nicolás Ibáñez Scott (1)(2)	Director	48
Manuel Ibáñez Ojeda(1)	Director	83
Enrique Barros Bourie	Director	58
Jonny Kulka Fraenkel	Director	59
Gonzalo Eguiguren Correa(3)	Director	45
Fernando Larraín Cruzat(4)	Director	45
Rodrigo Cruz Matta	Director	51

(1)	Mr. Felipe Ibáñez Scott and Mr. Nicolás Ibáñez Scott are sons of Mr. Manuel Ibáñez.

(2)	Between 1994 and 2002, Mr. Nicolás Ibáñez Scott served as our company’s CEO.

(3)	Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance. Mr. Eguiguren is the brother-in-law of Mr. Cristóbal Lira Ibáñez, our CEO.

(4)	Mr. Larraín is the Managing Director of Larrain Vial S.A., an underwriter we have engaged in connection with a potential offering in Chile of our shares.

Audit Committee

     Our Audit Committee is composed of the following board members:

Name	Position	Age
Gonzalo Eguiguren Correa(1)	President	45
Rodrigo Cruz Matta(2)	Director	51
Fernando Larraín Cruzat(3)	Director	45

(1)	Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance. Mr. Eguiguren is the brother-in-law of Mr. Cristóbal Lira Ibáñez, our CEO.

(2)	Mr. Cruz has been our corporate controller since 1992.

(3)	Mr. Larraín is a Managing Director of Larrain Vial S.A., an underwriter we have engaged in connection with a potential offering in Chile of our shares.

     Our Audit Committee has the following responsibilities:

•	to propose external auditors to the board of directors;

•	to propose rating agencies to the board of directors;

•	to review audits and internal reports;

•	to review annual and interim financial statements and inform the board of directors of the results of such reviews;

•	to review the procedures and content of reports from external risk evaluators;

•	to coordinate with our external auditors as they conduct their audit and to review the reports, procedures and extent of the work of our external auditors;

•	to review and deliberate on issues related to conflicts of interest; and

•	to review the pay scale of primary managers and executives to ensure that it is rational, transparent and justified.

Executive Officers

     Our principal executive officers are as follows:

			Years with
Name	Position	Age	our company
Cristóbal Lira Ibáñez (1)	Chief Executive Officer	45	22
Marcelo Gálvez Saldías	Chief Operating Officer	40	15
José Pedro Varela Alfonso	Chief Commercial Officer	43	20
Miguel Núñez Sfeir	Chief Financial Officer	38	15
Juan Pablo Vega Walker	Development Manager	36	1
Emilio del Real Sota (2)	Human Resources Manager	39	<1
Christopher Jones Ferrer (3)	Logistics Manager	35	1
Vicente Tredinick Rogers (4)	Information Technology Manager	37	<1

(1)	Mr. Cristóbal Lira Ibáñez is the nephew of Manuel Ibáñez Ojeda and first cousin to Mr. Felipe Ibáñez Scott and Mr. Nicolás Ibáñez Scott, each of whom are members of our board of directors.

(2)	Took office in June 2003.

(3)	Took office in May 2003.

(4)	Took office in September 2003.

Biographical Information

     The following is a selected biographical description of each of the members of our board of directors and our executive officers:

     Directors

     Felipe Ibáñez Scott has been the President of our board of directors since 1994. His previous positions with us include operations manager, manager of accounting and finance, commercial manager of Almac, general director of Ekono, executive vice president of Ekono, as well as director of Almac, Ekono and other of our subsidiaries. Mr. Ibáñez graduated from the University of Edinburgh summa cum laude with a degree in business administration. He is the son of Mr. Manuel Ibañez, the brother of Mr. Nicolás Ibañez Scott and the first cousin of Mr. Cristóbal Lira Ibañez.

     Hans Eben Oyanedel has been a Director of our company since 1998, and he is currently the President of our Audit Committee. Mr. Eben is President of the Board of directors of Gillette Chile, where he has held the positions of financial analyst and marketing coordinator for the United States, Europe and Latin America. Mr. Eben holds a masters in business administration from the Universidad de Chile. In addition to serving on our company’s board of directors as Vice President of the Board, Mr. Eben also serves on the Board of several other local and multinational companies such as Grupo Santander Santiago, Ultramar, Sitrans, Senexco, and Carter Holt Harvey.

     Manuel Ibáñez Ojeda, fruit farmer, fruit exporter and businessman, has been President of the board of directors of Almac S.A. and Honorary President of our board of directors since 1986. Mr. Ibáñez has also served as Chief Executive Officer, President and salesman for our company. Mr. Ibáñez is currently serving as president of the board of directors of Fundación Universidad Adolfo Ibáñez, a foundation supporting the Universidad Adolfo Ibáñez founded by and named after Mr. Ibáñez’s father, and is active in numerous charitable organizations, including as president of Fundación Lukas. He is the father of Mr. Felipe Ibañez Scott and Mr. Nicolás Ibañez Scott and the uncle of Mr. Cristóbal Lira Ibañez.

     Nicolás Ibáñez Scott has been a Director of our company since 2003 and served as our company’s Chief Executive Officer from 1994 to 2002. Mr. Ibáñez previously held positions in our company in our accounting department, as commercial manager for Almac and as a buyer. Mr. Ibáñez, who received his primary education in England, holds a degree in business administration from the Universidad Adolfo Ibáñez. He serves as a member of the board of directors of Universidad Adolfo Ibáñez. He is the son of Mr. Manuel Ibañez, the brother of Mr. Nicolás Ibañez Scott and the first cousin of Mr. Cristóbal Lira Ibañez.

     Enrique Barros Bourie has been a Director of our company since 1996. Mr. Barros is senior partner of Barros, Court y Correa Cía Ltda., a reputable Santiago law firm. In addition to holding a law degree from the Universidad de Chile, Mr. Barros also holds a doctorate in law from the University of Munich (summa cum laude). Mr. Barros was a member of the Constitutional Commission and has been a director of several non-profit organizations, including the Judiciary Academy, Centro de Estudios Públicos, Fundación Andes and Santiago’s Cultural Foundation.

     Jonny Kulka Fraenkel has been a Director of our company since 1994. Mr. Kulka previously served as chief executive officer of El Mercurio, Chile’s leading daily newspaper, operations manager with Compañía Cervecerías Unidas, and director of administration and finance for Compañías Chilenas CIC S.A. In 2001, Mr. Kulka returned to El Mercurio to resume his post as chief executive officer. Mr. Kulka Fraenkel holds a degree in business administration from Universidad Adolfo Ibáñez.

     Gonzalo Eguiguren Correa has been a Director of our company since April of 2001. On the same date he was appointed President of our Audit Committee. Mr. Eguiguren is the executive director of Kimberly Clark Chile, one of our principal suppliers. Between 1985 and 1995, Mr. Eguiguren held positions in our commercial operations department and served as our director of corporate finance. Mr. Equiguren holds a degree in business administration from Universidad de Santiago. He is the brother-in-law of Mr. Cristóbal Lira Ibañez.

     Fernando Larraín Cruzat has been a Director of our company and a member of our Audit Committee since April of 2001. Mr. Larraín is the Managing Director of Larraín Vial S.A., a Chilean investment bank. Mr. Larraín is also a professor at Universidad de Los Andes. Mr. Larraín holds a degree in economics from Pontificia Universidad Católica de Chile and a masters in business administration from Harvard University.

     Rodrigo Cruz Matta has been a Director of our company since 2003 and has been our Corporate Controller since 1992. Previously, Mr. Cruz has held the positions of accounting assistant, buyer of meat products and internal auditor. He also served as chief executive officer of one of our company’s subsidiaries. In June of 2003, Mr. Cruz was appointed as a member of our Audit Committee.

     Executive Officers

     Cristóbal Lira Ibáñez has been our company’s Chief Executive Officer since 2003 and was the Manager of Corporate Development since 1994 and Commercial Manager since 1999. Over the past 15 years, Mr. Lira has served in various positions with our company, including store manager, buyer of groceries, in our company’s finance division, as a commercial manager of Ekono and as a manager of our company’s Ekono division. Mr. Lira holds a degree in business administration from Universidad Adolfo Ibáñez. He is the nephew of Manuel Ibañez Ojeda and first cousin to Mr. Felipe Ibañez Scott and Mr. Nicolás Ibañez Scott.

     Marcelo Gálvez Saldías has been our company’s Chief Operating Officer since 2002. Over the past 15 years he has served in various positions with our company, including Chief Financial Officer, store manager, a buyer of groceries, dairy, and meat products and Ekono-Almac division manager. Mr. Gálvez holds a degree in business administration from Universidad Adolfo Ibáñez and a masters in business administration from the University of Bath, England.

     Miguel Núñez Sfeir has been our Chief Financial Officer since 2000. Over the past 14 years he has served in various positions with our company, including manager for our in-store credit card Presto and sub-manager of Finance. Mr. Núñez holds a degree in business administration from the Universidad Adolfo Ibáñez.

     José Pedro Varela Alfonso has been our company’s Chief Commercial Officer since 2002. Over the past 20 years he has served in various positions with our company, including buyer of groceries and manager for our apparel division. Mr. Varela holds a degree in statistics from Unversidad Católica de Chile and a post-graduate degree in administration from Universidad Adolfo Ibáñez.

     Juan Pablo Vega Walker joined our company in July 2002 and currently serves as our Development Manager. Before joining our company, Mr. Vega spent 3 years at McKinsey & Company, where he served several retail clients in both Chile and Brazil. Mr. Vega holds an MBA from the Kellogg School of Management at Northwestern University and a degree in industrial engineering from the Universidad Católica in Chile.

     Emilio Del Real Sota has been the Human Resources Manager of Lider since June 2003. Before joining our company, Mr. Del Real served for seven years as human resources manager of Lever S.A. at Unilever Chile. During this time, he also served for three years as human resources manager of customer management in Latin America. Before working at Unilever Chile, Mr. Del Real worked in private practice for eight years. Mr. Del Real holds a degree in psychology from Universidad Gabriela Mistral.

     Christopher Jones Ferrer has recently joined our company as Logistics Manager, replacing Rodrigo Cruz Matta who retired from the post in 2003. Prior to joining us, over the past nine years, he has worked as a director of logistics for Wal-Mart Argentina. Mr. Jones holds an undergraduate degree in business from the University of Pennsylvania’s Wharton School of Business.

     Vicente Tredinick Rogers joined our company as Chief Information Officer in September of 2003. From 2000 to 2003, Mr. Tredinick worked at LanChile as its Technology Manager. From 1993 to 2000, Mr. Tredinick served at Banco Santander in the information technology department before taking on the position of Assistant Manager of Technology at Banco Santander. He received a degree in civil and electrical engineering from the University of Santiago and an MBA from the Universidad Adolfo Ibáñez in Chile.

Director and Executive Officer Compensation

     Directors are paid an annual fee for attendance at Board meetings. The total compensation paid to each director of our company (all of which was approved by the shareholders of our company) during 2003 was as follows:

	Board of Directors
	Attendance Fees		Remuneration
	(in thousands of constant Ch$)(1)
Felipe Ibáñez Scott	Ch$	96,000	Ch$	30,251
Nicolas Ibáñez Scott (2)		16,000		10,000
Manuel Ibáñez Ojeda		20,000		25,879

	Board of Directors
	Attendance Fees		Remuneration
	(in thousands of constant Ch$)(1)
Jonny Kulka Fraenkel		48,000		—
Enrique Barros Bourie		48,000		—
Hans Eben Oyanedel		60,000		—
Gonzalo Eguiguren Correa		24,000		4,000
Fernando Larraín Cruzat		24,000		5,000
Rodrigo Cruz Matta (2)		16,000		120,000

Total	Ch$	352,000	Ch$	195,130

(1)	The amounts paid to each director for attendance at Board meetings varies in accordance with the position held and the time period during which such position was held.

(2)	Director since April 2003.

     There are regularly scheduled monthly meetings of the Audit Committee, and attendance fees paid to its members during 2003 were as follows:

	Audit Committee
	Attendance fees
	(thousands of Ch$)(1)
Gonzalo Eguiguren Correa	Ch$	11,333
Hans Eben Oyanedel(1)		3,333
Rodrigo Cruz Matta		4,000
Fernando Larraín Cruzat		7,333
Total	Ch$	25,999

(1)	Resigned from the Audit Committee in June 2003.

     The Audit Committee incurred expenses of Ch$602,242 in 2003.

     For the year ended December 31, 2003, the aggregate amount of compensation we paid to all directors and executive officers was Ch$1,303,986 of which Ch$769,857 was paid to our executive officers as remunerations. Moreover, Ch$4,997 million was paid to those executive officers who retired from office as severance indemnities. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers. We do not maintain any stock options, pension or retirement programs for our directors or executive officers.

Employees

     At December 31, 2003, we had a total of 19,494 full-time equivalent employees. Of these full-time equivalent employees, 17,703 were employed in the stores (including the 303 full-time equivalent employees employed in our FarmaLider pharmacies), 675 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 1,116 were employed in the headquarters and other business units.

     Store employees typically negotiate collective contracts at each store, which generally have a term of three years. Our employees receive benefits established by the collective bargaining agreements, salaries in accordance with our corporate policy, benefits provided for by law (including disability insurance) and certain additional benefits we provide. Among these, we provide educational training for our employees and opportunities for their families (including scholarships for children of employees) and assistance in financing the purchase of homes.

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

Share Ownership

     Certain of our directors and executive officers own shares of our company. Set forth below are the number of shares and the ownership percentages for the directors and executive officers (excluding indirectly held shares).

	At December 31, 2003
	Number of
	Shares owned	Ownership %
Directors
Felipe Ibáñez Scott(1)	—	—
Manuel Ibáñez Ojeda	—	—
Jonny Kulka Fraenkel	72,754	0.0053
Fernando Larraín	—	—
Hans Eben	—	—
Enrique Barros Bourie	77,950	0.0056
Gonzalo Eguiguren Correa	170,212	0.0123
Rodrigo Cruz Matta	233,853	0.0169
Nicolás Ibáñez Scott(1)	425,531	0.0308
Executive Officers
Cristóbal Lira Ibáñez(1)	218,263	0.0158
Marcelo Galvez Saldías	233,853	0.0169
José Pedro Varela Alfonso	57,577	0.0042
Miguel Núñez Sfeir	148,936	0.0108
Juan Pablo Vega Walker	—	—
Emilio del Real Sota	—	—
Christopher Jones Ferrer	—	—
Vicente Tredinick	—	—

Total	1,638,929	0.1186

(1)	Amount refers to directly held shares only

     A series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott, President of our board of directors and Nicolás Ibáñez Scott, a director and our former Chief Executive Officer holds 74.8% of the shares issued by our company. The remainder of our directors and officers hold 995,135 shares of the company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Principal Shareholders

     Control of our company is vested in a series of companies beneficially owned or controlled by Messrs. Felipe and Nicolás Ibáñez Scott. Together, these companies and related parties controlled 74.8% of our outstanding capital stock at December 31, 2003. At December 31, 2003 (and at the date hereof), we had 1,380,000,000 shares outstanding. Our only outstanding voting securities are the shares. The following table sets forth certain information concerning ownership of our shares at December 31, 2003 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the controlling shareholders and all directors and executive officers as a group:

	At December 31, 2003
	Number of
Shareholders	Shares Owned	Ownership
Servicios Profesionales y de Comercialización S.A.(1)	576,457,874	41.8
Empresas Almac S.A.(1)(2)	179,943,140	13.0
Future Investments S.A.(3)	131,353,559	9.5
Servicios e Inversiones Trucha S.A.(4)	120,048,776	8.7
El Roquerío S.A.(2)	16,000,460	1.2
Inversiones Miramar Limitada(5)	7,258,397	0.5
Controlling shareholders(6)	1,031,487,737	74.8

Directors and executive officers as a group(7)	995,135	0.1%

(1)	Servicios Profesionales y de Comercialización S.A., Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A. are companies beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott.

(2)	In 2000, Empresas Almac S.A. was split into two companies, resulting in the creation of Empresas Almac S.A. and Empresas Almac Dos S.A. In 2002, Empresas Almac Dos S.A. changed its name to El Roquerío S.A. El Roquerío S.A. is beneficially owned or controlled by Mr. Cristóbal Lira Ibáñez.

(3)	Future Investments S.A. is a company beneficially owned or controlled by Mr. Nicolás Ibáñez Scott.

(4)	Servicios e Inversiones Trucha S.A. is a company beneficially owned or controlled by Mr. Felipe Ibáñez Scott.

(5)	Inversiones Miramar Limitada is a company beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott.

(6)	This number includes shares held by the Ibañez family.

(7)	Sets forth the number of shares owned by directors and officers as a group, excluding the controlling shareholders.

     Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates at an arm’s length basis. These transactions are primarily for the purchase of goods and services which may also be provided by other suppliers. Article 89 of the Chilean Companies Act requires that transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act states that any transaction in which a director has a personal interest, or one in which such director is acting on behalf of a third-party, may only be approved when the board of directors has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. Moreover, resolutions approving such transactions must be reported to the company’s shareholders at the annual shareholders’ meeting immediately following the relevant transaction. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We have complied with the requirements of Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 19 of our consolidated financial statements for a more detailed accounting of transactions with related parties.

     Purchase of Shares by Controlling Shareholders

     During January and February of 2003, Future Investments S.A., a company beneficially owned or controlled by Mr. Nicolás Ibáñez Scott, purchased a total of 9,651,432 of our shares. As of December 31, 2003, Future Investments owns 131,353,559 shares, an amount equal to 9.52% of our total shares.

     Donations to Universidad Adolfo Ibáñez

     Universidad Adolfo Ibáñez is a highly reputed private university in Chile, which was founded by the family of our controlling shareholders and is named after the grandfather of Messrs. Nicolás and Felipe Ibáñez Scott, our controlling shareholders. We made charitable contributions to the Universidad Adolfo Ibáñez of Ch$245,877 million in 2003, Ch$260,861 million in 2002 and Ch$239,327 million in 2001.

     Loans from Servicios Profesionales y de Comercialización S.A.

     We have historically received loans from Servicios Profesionales y de Comercialización S.A., or SERPROCOM, one of our controlling shareholders and a company beneficially owned or controlled by Messrs. Nicolás and Felipe Ibáñez Scott. The amounts of these loans are equal to the amounts payable to SERPROCOM based on its pro rata ownership interest in our company. As of the date of this annual report, SERPROCOM holds approximately 41.8% of our shares. We make interest payments on these loans at market rates of interest. The loans we have received from SERPROCOM amounted to Ch$7,787 million at December 31, 2003, Ch$7,695 million at December 31, 2002 and Ch$4,879 million at December 31, 2001.

     Relationship with Larraín Vial S.A.

     Fernando Larraín Cruzat, a member of our board of directors, is a managing director of Larraín Vial S.A., a prominent Chilean investment bank. From time to time, Larraín Vial S.A. provides investment banking and other financial services to us. We have also engaged Larraín Vial S.A. as an underwriter in connection with a potential offering in Chile of our shares relating to our recently approved capital increase.

     Relationship with Barros, Court & Correa

     Enrique Barros Bourie, a member of our board of directors, is a senior partner at Barros Court & Correa, a prominent Chilean law firm that provides us with general legal services.

     2002 Restructuring and Related Severance Payments

     In December 2002, we announced significant changes to our senior management team, including the appointment of a new chief executive officer, as well as the departure of four senior executives and another 70 employees. As part of this restructuring, we incurred an aggregate of Ch$4,997 million in 2002 in severance payments to former management and other employees, including our former chief executive officer, Mr. Nicolás Ibáñez Scott.

     Loans to Related Parties

     Currently, there are no outstanding loans to executive officers or our controlling shareholders.

Item 8. FINANCIAL INFORMATION

     See Item 18 — “Financial Statements” for our consolidated financial statements filed as part of this annual report.

Item 9. THE OFFER AND LISTING

     Our shares are listed on the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Electronic Stock Exchange), the Bolsa de Valores and the Bolsa de Corredores/Bolsa de Valores de Valparaíso, collectively referred to as the Chilean Stock Exchanges. The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 48 shares held by 47 shareholders. At December 31, 2003, the Santiago Stock Exchange was comprised of 239 companies with listed shares. The Santiago Stock Exchange is Chile’s principal exchange and accounted for approximately 76.5 of the equity trading volume in Chile during 2003.

     Since October 1997, our ADSs, each representing 15 shares of common stock, have been listed on the New York Stock Exchange under the symbol “DYS”. The Depositary for the ADSs is the Morgan Guaranty Trust Company of New York. Since December 2002, we have listed our common shares on the Madrid Stock Exchange (Latibex).

     At a shareholders’ meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. At a shareholders’ meeting held on April 12, 2004, our shareholders voted to cancel this capital increase and approved a new capital increase in the amount of Ch$170,000,000,000 through the issuance of 250 million no-par value payment shares of a single series. We plan to issue these shares within the next three years. We also filed an initial registration statement on Form F-3 with the U.S. Securities and Exchange Commission on April 7, 2004 relating to a potential offering of our ADSs in furtherance of this capital increase. However, the size, timing and pricing of this or any other future offering of common stock have not been determined. Pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such offering.

     The table below shows the high and low daily closing prices of the shares in Chilean pesos and the trading volume of the shares on the Santiago Stock Exchange for the last five years. It also shows the high and low daily closing prices of the ADSs on the New York Stock Exchange and the quarterly trading volume of the ADSs for the fourth quarter of 1997 through March of 2004.

	Quarterly Share Prices on the
	Santiago Stock Exchange					Quarterly ADS Prices on the NYSE
	Share
	Volume	Ch$ per Share(1)				ADS Volume	US$ per ADS
	(In thousands)	High		Low		(In thousands)	(High)		Low
1999
1st Quarter	19,257	Ch$	406	Ch$	280	2,726	US$	12.9	US$	8.5
2nd Quarter	30,767		635		405	1,007		18.8		12.5
3rd Quarter	9,227		665		545	2,874		19.4		15.8
4th Quarter	35,962		679		540	6,049		19.5		15.0
2000
1st Quarter	20,300		800		585	6,373		23.7		17.3
2nd Quarter	19,847		690		540	2,302		20.2		16.0
3rd Quarter	17,427		690		600	2,650		18.7		15.9
4th Quarter	20,020		685		570	2,273		18.4		14.9
2001
1st Quarter	37,078		665		530	3,654		17.3		13.1
2nd Quarter	27,954		650		482	2,975		16.0		11.9
3rd Quarter	55,106		680		487	3,826		15.1		10.5
4th Quarter	61,158		600		476	4,987		13.3		10.1
2002
1st Quarter	39,604		650		519	3,783		14.8		11.5
2nd Quarter	68,598		663		540	6,006		15.4		11.8
3rd Quarter	56,221		561		440	3,613		12.0		8.7
4th Quarter	70,856		497		385	3,345		10.7		7.5
2003
1st Quarter	87,051		481		404	6,439		10.20		8.3
2nd Quarter	71,964		600		398	6,961		12.80		8.2
3rd Quarter	46,920		759		580	4,029		16.98		12.4
4th Quarter	34,819		890		690	4,029		20.75		16.5
December 2003	27,487		830		740	1,281		20.66		18.2
2004
1st Quarter	59,241		640		845	5,925		22.0		15.5
January 2004	12,191		837		660	1,593		22.0		16.3
February 2004	32,274		794		640	2,784		20.0		16.2
March 2004	14,776		800		700	1,548		20.2		17.0
April 2004	14,133		720		635	1,020		17.58		15.18
May 2004	21,748		655		580	1,121		15.53		13.44

(1)	Chilean pesos per share reflect nominal price at trade date per share of Common Stock; the price has not been restated in constant Chilean pesos.

Source: Santiago Stock Exchange Official Quotations Bulletin, NYSE.

     The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$86.3 billion (Ch$51,271 billion) as of December 31, 2003 and an average monthly trading volume of US$626 million during 2003. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2003, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 12.6%. We estimate that for the year ended December 31, 2003, our shares were traded on the Santiago Stock Exchange on an average of approximately 90.0% of such trading days.

     On December 31, 2003, the closing sales price for our shares was Ch$830 per share on the Santiago Stock Exchange, US$20.66 per ADS on the New York Stock Exchange and €16.70 per bundle of 15 shares on the Latibex. At December 31, 2003, there were 9,084,633 ADSs (equivalent to

136,269,495 shares). Such ADSs represented at such date 9.9% of the total number of issued and outstanding shares. At December 31, 2003 the equivalent of 255,000 shares, traded on the Latibex in bundles of 15, representing 0.02% of the total number of our issued and outstanding shares.

Item 10. ADDITIONAL INFORMATION

Bylaws

     General. Our authorized capital consists of 1,630,000,000 shares, each without par value. On December 31, 2003, 1,380,000,000 of the shares were issued, fully paid and non-assessable. Our stated objective is to:

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

Share Capital

     Common Shares

     At December 31, 2003, we had 1,380,000,000 shares outstanding. Our only outstanding voting securities are the shares. At a shareholders’ meeting held on May 23, 2002, our shareholders approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 million no-par value payment shares of a single series. At a shareholders’ meeting held on April 12, 2004, our shareholders voted to cancel this capital increase and approved a new capital increase in the amount of

Ch$170,000,000,000 through the issuance of 250 million no-par value payment shares of a single series. We plan to issue these shares within the next three years. We also filed an initial registration statement on Form F-3 with the U.S. Securities and Exchange Commission on April 7, 2004 relating to a potential offering of our ADSs in furtherance of this capital increase. However, the size, timing and pricing of this or any other future offering of common stock have not been determined. Pricing of any future offering will likely be based on our then-current market value. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such offering.

     Voting

     Holders of common stock are entitled to one vote for each share of record on all maters submitted to a vote of our shareholders.

     American Depositary Shares

     At December 31, 2003, we had 9,084,633 ADSs issued and outstanding, equivalent to 136,269,495 shares, which represented 9.87% of the total shares of our company. Each ADS represents 15 shares of common stock.

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

Acquisition of Carrefour Chile S.A.

     On December 19, 2003, we agreed to acquire 100% of the shares of Carrefour Chile S.A., which we refer to as Carrefour, representing all of Carrefour’s operations in Chile, for €100 million (at that time, approximately US$124 million). Actual payment relating to the acquisition and stock transfer and consummation of the transaction took place on January 7, 2004. Through the acquisition, we acquired seven hypermarkets in the city of Santiago with a total sales area of 58,638 square meters. In 2003, these acquired stores had sales of US$180 million and an estimated market share of 2.7% of the Chilean supermarket industry based on annualized revenues for 2003. As of the date of this annual report, we have integrated six of these stores into our business and closed the seventh store, which was located adjacent to an existing Lider hypermarket. We believe that the acquisition of Carrefour Chile S.A. will allow us to expand our retail operations in densely populated areas of the Santiago metropolitan region as well as further expand our non-food businesses, specifically in the areas of housewares, general merchandise, clothing and electronics.

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

     Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purpose of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). The following is a summary of certain material provisions that are contained in the Foreign Investment Contract, a copy of which was filed as an exhibit to a Registration Statements on Form F-1 (file number 333-07616). This summary does not purport to be complete and is qualified by reference to Chapter XXVI and the Foreign Investment Contract.

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

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase shares with the benefit of the Foreign Investment Contract must convert such currency into pesos on the date of entry and has five business days from such date to invest in shares in order to receive the benefits of the Foreign Investment Contract. If such person decides not to acquire shares within such period, he can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank of Chile within seven days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to:

•	receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued; and

•	receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Shares.

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

Other Limitations

     Dividends Policy

     In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares, and unless, and except to the extent, that we have accumulated losses. For a more detailed discussion of our policy on dividends, see “ — Dividend Policy and Dividends.”

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

Chilean Tax Considerations

     The following discussion is based on the opinion of Carey y Cía with respect to certain Chilean income tax laws presently in force, and summarizes the material Chilean income tax consequences of an investment in our common stock or ADSs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (a “Foreign Holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE CHILEAN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES. Under Chilean law, tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be established or amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of both general and specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who rely in good faith on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations. There is no income tax treaty in force between Chile and the United States.

     Cash Dividends and Other Distributions

     Cash dividends paid by our company with respect to the ADSs or shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid to the Chilean tax authorities by us (the “Withholding Tax”). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by us on the income to be distributed (the “First Category Tax”). However, since the amount of First-Category Tax we pay is added to the taxable base in calculating the Withholding Tax, the overall tax burden to the holder will be 35%, regardless of whether we register a tax profit, with the corresponding credit for First-Category Tax paid, or a tax loss. Full applicability of the First Category-Tax Credit at the 17% rate results in an effective dividend withholding tax rate of 21.68%. Consequently, the effective withholding tax rate with respect to dividends fluctuates between 21.68% and 35%, depending on whether or not the dividends are attributable to taxable profits that were subject to First-Category Tax at the corporate level.

     Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for the purpose of determining the level of First-Category Tax that we paid. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 14 to the audited consolidated financial statements.

     For dividends attributable to our profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 17%, the effective overall tax burden imposed on our distributed profits will be 35%.

     When the First-Category Tax credit is available, it does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable taxable income, the credit for First Category Tax is used proportionately. Presently, the First-Category Tax rate is 17%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of our consolidated net income distributable after payment of the First-Category Tax.

D&S taxable income	100
First Category Tax (16.5% of Ch$100)	-17.0
Net distributable income	83.0

Dividend distributed (30% of net distributable income)	24.9

Withholding Tax (35% of the sum of Ch$25.2 dividend plus Ch$4.8 First Category Tax paid)	-10.5
Credit for 16.5% of First Category Tax paid	5.1

Net additional tax withheld	5.4

Net dividend received	19.5

Effective dividend withholding rate	22.7%

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

     Withholding Tax Certificates

     Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

United States Tax Considerations

     The following summary describes certain United States federal income tax consequences of the ownership of our shares and ADSs by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, the term “U.S. Holder” means a beneficial holder of a share or ADS that is:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source or

•	a trust:

•	that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

     ADSs

     In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

     Taxation of Dividends

     The gross amount of distributions made to U.S. Holders of ADSs or shares (including the amount of any Chilean taxes withheld) will be treated as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to U.S. non-corporate holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. non-corporate holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

     The amount of any dividend paid in pesos will equal the United States dollar value of the pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares, regardless of whether the pesos are converted into United States dollars. If the pesos received as a dividend are not converted into United States dollars on the date of receipt, a U.S. Holder will have a basis in the pesos equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pesos will be treated as United States source ordinary income or loss.

     Subject to certain conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First Category Tax) may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or “baskets” of income. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, if a U.S. Holder:

•	has held ADSs or shares of common stock for less than a specified minimum period during which such U.S. Holder was not protected from risk of loss, or

•	is obligated to make payments related to the dividends.

The U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares of common stock. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Distributions of ADSs, shares or preemptive rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

     Passive Foreign Investment Companies

     We believe, based on our current operations and assets, that we should not be classified a passive foreign investment company (a “PFIC”) for United States federal income tax purposes although there can be no assurance in this regard. This conclusion is a factual determination based on, among other things, a valuation of our assets, which is subject to change from time to time. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or changes in governing law. If we are or become a PFIC, a U.S. Holder could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

     Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

     Capital Gains

     For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and the U.S. Holder’s basis in the ADSs or shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder generally will be treated as United States source gain or loss. Consequently, in the case of a disposition of shares (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit (subject to applicable limitations) against tax due on other income from foreign sources.

     Estate and Gift Taxation

     As discussed above under “Chilean Tax Considerations — Other Chilean Taxes”, there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. Holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares or the proceeds received on the sale, exchange or redemption of ADSs or shares within the United States (and in certain cases, outside the United States) by U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

Dividend Policy and Dividends

     Our company’s dividend policy is decided upon from time to time by the board of directors and is announced at the regular annual shareholders’ meeting, which is generally held in April of each year. However, the board of directors must submit at the annual regular shareholders’ meeting for shareholder approval each year a proposal for the declaration of the final dividend or dividends to be paid for the preceding year, consistent with the then-established dividend policy. Our current dividend policy is to pay a minimum annual dividend of Ch$10.0 per share. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, unless and except to the extent we have a deficit in retained earnings. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. Our board has the authority to decide whether such dividends will be paid in the form of interim dividends or a single annual payment.

     When one (or more) interim dividends are paid during the fiscal year, a final dividend is declared at the annual shareholders’ meeting in an amount that, together with the interim dividends previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in March or April.

     The amount and timing for payment of dividends is subject to revision from time to time, depending upon our current level of sales, costs, cash flow and capital requirements, as well as market conditions. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy would be required to be filed with Chilean regulatory authorities and would be publicly available information. Notice of such a change of policy would not, however, be sent to each shareholder or ADS holder. There can be no assurance as to the amount or timing of the declaration or payment of dividends in the future.

     Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates for the ADSs will be entitled to all dividends paid on the ADSs.

     Direct shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADR holders outside of Chile. See “Exchange Controls”. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax. See “ — Additional Information — Chilean Tax Considerations”.

     The following table sets forth our dividend paid ratio and the amounts of total dividends paid on each fully paid share and ADS in respect of the year indicated. Amounts in Chilean pesos are presented in historical Chilean pesos as of the respective payment dates. Amounts are translated into U.S. dollars per ADS (representing 15 shares) at the Observed Exchange Rate of each of the respective dividend dates. See “Exchange Rates”.

	Dividend	Dividend per		Dividend per
Year Declared	Paid Ratio	Share		ADS
1999(1)	NA	Ch$	8.0	US$	0.20
2000	48.1		10.0		0.25
2001	35.1		10.0		0.25
2002	58.0		10.0		0.25
2003(2)	33.1		5.0		0.13

(1)	In 1999, dividends were paid despite the net loss recorded for the year and were charged to retained earnings.

(2)	Not including the final dividend for 2003, which we expect to be authorized by the general shareholders meeting on April 29 and to be paid in May 2004.

Exchange Rates

     All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See “Item 3. Key Information — Risk Factors”.

New York Stock Exchange and Chilean Corporate Governance Requirements

     In accordance with Section 303A.11 of the New York Stock Exchange’s Listed Company Manual, the following table sets forth significant differences between Chilean corporate governance requirements and comparable corporate governance requirements applicable to U.S. corporations listed on the New York Stock Exchange.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Code of Business Conduct	A company must adopt a code of business conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a code of business conduct. Chilean law requires that a company have a set of internal regulations which regulates employee conduct. Such regulations may contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided that they do not require or prohibit behavior or impose sanctions that contravene Chilean law.

Internal Audit Function	A company must have in place an internal audit function to provide management and its audit committee with ongoing assessments of such company’s risk management processes and system of internal control. A company may choose to outsource this function to a firm other than its independent auditors.	There is no similar obligation under Chilean law. However, Chilean law requires that companies must have both external auditors and an audit department.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Meetings of Non-Management Directors	Non-management directors must meet regularly without management of the company.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or president of the company. Directors must meet in a properly convened meeting in order to agree on the matters under their competence.

Audit Committee	A company must have an audit committee with a minimum of three members. All the members must be independent directors. At least one member of the audit committee must have accounting or related financial management expertise as a company’s board interprets such qualification in its business judgment. While the NYSE does not require that a listed company’s audit committee have an “audit committee financial expert” as defined by the U.S. securities laws, a company’s board may presume that such a person has accounting or related financial management expertise sufficient to satisfy the NYSE requirement.	No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Companies Law 18,046, listed companies that have a net worth of more than 1.5 million Ufs (US$ 41 MM) must have a committee of directors, formed by three board members who are independent from the controller of the company. The committee’s compensation is set by the ordinary shareholders meeting, and it performs the following functions: (1) examine the reports of account inspectors and external auditors, financial statements and give an opinion on such reports and statements, (2) suggests external auditors and rating agencies to the board of directors, (3) examine conflicts of interest and related-party transactions and inform the board regarding such conflicts and transactions, (4) examine compensation systems and plans for directors and executive officers, and (5) any other matters that the bylaws, the shareholders meeting or the board of directors decide.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
CEO Certifications	A company’s CEO must certify annually that he or she is not aware of any violations by such company of the NYSE’s corporate governance standards (this certification is in addition to the certification required by Section 302 of the U.S. Sarbanes-Oxley Act of 2002).	No similar obligation exists under Chilean law. However, in accordance with Chilean law, the directors of a company must annually submit for approval such company’s annual report and financial statements to its shareholders at such company’s annual shareholders’ meeting. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law, both to the public and to the Superintendencia de Valores y Seguros.

Notification by the CEO to the NYSE of Non-compliance with Corporate Gov. standards	A company’s CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable NYSE corporate governance standard.	No similar obligation exists under Chilean law.

Disclosure of Significant Differences with Respect to Corporate Governance Practices	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE and applicable to U.S. domestic listed companies.	No similar obligation exists under Chilean law.

Shareholder Approval of Equity Compensation Plans	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to the terms of such plans with certain limited exceptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services.	Under Chilean law, 10% of any capital increase may be set aside by shareholders for use in equity compensation plans. Additionally, shareholders may also set aside the company’s other unsubscribed shares with respect to which preemptive rights were waived or not exercised for use in equity compensation plans. If the company offers shares in connection with shareholder approved equity compensation plans, such offerings are not subject to Chilean preemptive rights requirements applicable to other offerings.

Adoption and Disclosure of Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines, encompassing such areas as director qualification standards, director responsibilities, director access to management, director compensation, director orientation/continuing education, management succession, and annual performance evaluations of the company’s board. Each listed company’s website must include its corporate governance guidelines and the charters of its most important committees.	No similar obligation exists under Chilean law.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to impacts from interest rate changes, foreign currency fluctuations and changes in the market values of our investments. Generally, we monitor our positions so as to seek lower costs of funds while maintaining our market risk within acceptable parameters. Our principal exposures relate to our investments in Chile, and short-term liabilities denominated in U.S. dollars.

     Policies and Procedures

     In the normal course of our business, we actively manage our exposure to changes in interest rates, foreign currencies and the fair market value of certain of our investments using a variety of financial instruments. It is our policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet our objectives as stated above. We do not enter into these transactions for speculative purposes.

     The following discussion about our risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See “Special Note Regarding Forward Looking Statements”. In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2003.

     Foreign Currency Exchange Rate Risk

     At December 31, 2003, approximately 8% of our short-term debt and long-term debt of $Ch310,111 million and the U.S. dollar receivable from Disco in the amount of US$ 45,000.000 was exposed to risk from exchange rate fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2003, we had entered into 30-day forward contracts for Ch$1,385 million to limit the exposure to fluctuations between the Chilean peso and the U.S. dollar. The forward contract which we entered into for Ch$74,580,000 thousand for the acquisition of the Carrefour stores was to limit our exposure to fluctuations between the Chilean peso and the Euro for the amount to be paid on January 7, 2004 related to such transaction.

     The following table summarizes the amounts sensitive to foreign currency exchange rates held by us at December 31, 2003 by maturity date. The U.S. dollar-denominated debt has been converted to Chilean pesos based on the observed exchange rate of December 31, 2003 which was Ch$593.80 = US$1.00.

On balance sheet financial instruments

Expected maturity date

						2009
	2004	2005	2006	2007	2008	and thereafter	Total
U.S.$ denominated	CH$	CH$	CH$	CH$	CH$	CH$	CH$
Letters of credit	21,241,217						21,241,217
Long term debt		1,326,694	1,326,694	1,326,693			3,980,081
Disco receivable (1)	28,338,921						28,338,921
Mutual funds	1,481,852						1,481,852

Total	51,061,990	1,326,694	1,326,694	1,326,693	—	—	55,042,071

(1)	The Disco receivable has been placed in the 2004 column of this analysis

     Interest Rate Risk

     Exposure to interest rate risk reflects our exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. At December 31, 2003, approximately 51.1% of our total debt was represented by short-term debt and floating rate debt. Our net exposure to interest rate risk as of December 31, 2003 was Ch$25,259 million. Assuming a 100 basis point increase during 2004 in the weighted average interest rate with respect to 2003 year-end balances, the result would be an increase in our net annual interest expenses of approximately Ch$252 million. However, interest rates showed a decreasing trend throughout 2003. Due to depressed consumption levels in Chile, the Central Bank of Chile gradually lowered the referential interest rate from 2.75% in March 2003 to 1.75% in March 2004.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

Item 15. CONTROLS AND PROCEDURES

     As of December 31, 2003, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

     Furthermore, the evaluation found no significant changes in our internal controls or other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Mr. Fernando Larraín Cruzat will serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F. Our Board of Directors has not determined that Mr. Larraín Cruzat is an “independent director” as defined in Section 303A.02 of the

NYSE’s Listed Company Manual. However, we expect that our audit committee will be solely composed of independent directors by July 31, 2005.

Item 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is filed as Exhibit 11.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit Fees. The aggregate fees paid to Deloitte & Touche, Sociedad de Auditores y Consultores Ltda. (“Deloitte”) in connection with the annual audit of our financial statements and for services normally provided by Deloitte in connection with our statutory and regulatory filings for the fiscal years ended December 31, 2002 and December 31, 2003 were Ch$139,670,354 and Ch$85,631,585, respectively, including out of pocket expenses.

     Audit Related Fees. The aggregate fees paid to Deloitte in connection with assurance and related services related to the annual audit of our company and for review of our financial statements, other than the Audit Fees described above, for the fiscal years ended December 31, 2002 and December 31, 2003 were Ch$0 and Ch$0, respectively.

     Tax Fees. The aggregate fees paid for domestic and international tax-related services, including tax compliance, tax advice and tax planning, rendered by Deloitte to our company for the fiscal years ended December 31, 2002 and December 31, 2003 were Ch$60,690,618 and Ch$96,125,888, respectively.

     All Other Fees. The aggregate fees billed for all other non-audit services rendered by Deloitte to our company for the fiscal years ended December 31, 2002 and December 31, 2003 were Ch$0 and Ch$0, respectively.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During 2003 no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

PART III

Item 17. FINANCIAL STATEMENTS

     Reference is made to Item 18 for a list of all financial statements filed as a part of this annual report.

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:

Index to Audited Consolidated Financial Statements	F-1
Independent Auditors’ Report	F-2
Consolidated balance sheets at December 31, 2002 and 2003	F-3
Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003	F-4
Consolidated statements of cash flows at December 31, 2001, 2002 and 2003	F-5
Notes to the Consolidated Financial Statements	F-6

Item 19. EXHIBITS

     The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	English translation of our Amended Bylaws, dated April 29, 2003 (as filed in our annual report on Form 20-F, dated as of June 30, 2003, and incorporated herein by reference).

2.1	English translation of our Bond Issue Agreement, dated October 17, 2000, with Banco de Chile, relating to our issuance of bonds in Chile totaling approximately US$127 million (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).

2.2	English translation of our Loan Agreements with each of Banco Santander and Banco Santiago (as filed in our annual report on Form 20-F, dated as of June 30, 2001, and incorporated herein by reference).

2.3	English translation of one of the ten promissory notes executed by Disco S.A. (as filed with our annual report on Form 20-F dated as of June 30, 2000 and incorporated herein by reference).

2.4	Deposit Agreement, dated as of October 7, 1997, between us and Morgan Guaranty Trust Company of New York, as Depository and the registered holders from time to time of American Depository Receipts (as filed in Amendment No. 2 to our Form F-1 dated as of October 6, 1997 and incorporated herein by reference).

2.5	English translation of our Foreign Investment Contract with the Depository and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADSs’ and ADRs’ (as filed in Amendment No. 2 to our Form F-1 dated as of October 6, 1997 and incorporated herein by reference).

Exhibit Number	Description
8.1	List of subsidiaries of the company (as filed in our annual report on Form 20-F, dated as of June 30, 2003, and incorporated herein by reference).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed herewith).

12.1	Certification of Mr. Cristóbal Lira pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Miguel Nuñez pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Cristóbal Lira pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes — Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Miguel Nuñez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes — Oxley Act of 2002 (filed herewith).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2004.

DISTRIBUCION Y SERVICIO D&S S.A.

/s/ Miguel Nuñez

Miguel Nuñez
Chief Financial Officer

DISTRIBUCION Y SERVICIO D&S S.A.

Audited consolidated financial statements as of
December 31, 2002 and 2003 and for the years
ended December 31, 2001, 2002 and 2003

DISTRIBUCION Y SERVICIO D&S S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
   Distribución y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries (“the Company”) as of December 31, 2002 and 2003 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Distribución y Servicio D&S S.A. and its subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 25 to the consolidated financial statements.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche Sociedad de Auditores y Consultores Limitada
Santiago, Chile
January 30, 2004, except for Note 25 as
   to which the date is March 4, 2004

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of
December 31, 2002 and December 31, 2003)

		At December 31,
	Notes	2002	2003	2003
		ThCh$	ThCh$	ThUS$ (note 2u)
ASSETS
CURRENT ASSETS:
Cash		19,961,139	31,395,705	52,873
Marketable securities	4	1,389,916	3,695,636	6,224
Notes and accounts receivable (net of allowance for doubtful accounts of ThCh$4,678,224 and ThCh$7,353,567 at December 31, 2002 and 2003, respectively)	5	126,281,052	131,849,382	222,043
Due from related companies	19	1,467,759	1,448,226	2,439
Inventories	6	90,149,797	89,511,263	150,743
Refundable taxes	14	5,091,523	5,158,317	8,687
Prepaid expenses		2,470,870	2,953,190	4,973
Other current assets	7	3,175,957	54,887,830	92,434

Total current assets		249,988,013	320,899,549	540,416

PROPERTY, PLANT AND EQUIPMENT - NET	8	494,474,604	499,645,904	841,438

OTHER ASSETS - NET	9	18,351,102	24,180,570	40,722

TOTAL ASSETS		762,813,719	844,726,023	1,422,576

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	12	46,521,186	49,449,788	83,277
Current portion of long-term liabilities	12	44,989,109	27,613,744	46,504
Commercial paper	12	24,327,311	57,983,564	97,648
Dividend payable		6,969,000	6,900,000	11,620
Accounts payable	10	160,100,454	180,299,739	303,637
Sundry creditors	12	5,933,680	7,076,117	11,917
Due to related companies	19	7,710,153	7,802,355	13,140
Accruals and withholdings	11	17,610,100	14,548,440	24,501
Other current liabilities		194,704	386,661	648

Total current liabilities		314,355,697	352,060,408	592,892

LONG-TERM LIABILITIES:
Banks and financial institutions	12	33,063,941	33,458,024	56,346
Commercial paper and bonds	12	93,893,794	132,314,401	222,827
Lease obligations	12	11,892,295	9,292,368	15,649
Sundry creditors	12	239,265	217,456	366
Accruals	20	2,957,628	3,494,263	5,885
Other long-term liabilities		2,585,621	2,932,525	4,938

Total long-term liabilities		144,632,544	181,709,037	306,011

MINORITY INTEREST		85,035	127,691	215

SHAREHOLDERS’ EQUITY:
Paid-in capital (Common stock, no par value; authorized, issued and outstanding 1,380,000,000 shares at December 31, 2002 and 2003)		216,932,458	216,932,458	365,329
Technical revaluation reserve and other reserves		1,313,802	1,313,802	2,213
Retained earnings		85,494,183	92,582,627	155,916

Total shareholders’ equity	13	303,740,443	310,828,887	523,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		762,813,719	844,726,023	1,422,576

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) for the years ended December 31, 2001, 2002 and 2003)

		For the year ended December 31,
	Notes	2001	2002	2003	2003
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
OPERATING RESULT
Net revenue		949,712,768	1,058,719,340	1,162,999,797	1,958,572
Cost of sales		(735,918,297)	(817,077,720)	(901,115,253)	(1,517,540)

Gross profit		213,794,471	241,641,620	261,884,544	441,032
Selling and administrative expenses		(157,179,364)	(198,976,821)	(216,642,780)	(364,841)

Operating income		56,615,107	42,664,799	45,241,764	76,191

NON-OPERATING RESULTS
Non-operating income	18	1,613,272	1,319,631	1,483,660	2,499
Non-operating expenses	18	(15,424,951)	(20,751,276)	(18,531,701)	(31,209)
Foreign exchange gain (loss)	16	6,233,786	5,004,430	(2,996,808)	(5,047)
Price-level restatement	16	(473,949)	481,050	2,125,190	3,579

Non-operating loss		(8,051,842)	(13,946,165)	(17,919,659)	(30,178)

INCOME BEFORE INCOME TAXES		48,563,265	28,718,634	27,322,105	46,013
INCOME TAXES	14	(7,611,569)	(4,703,377)	(6,502,661)	(10,951)

NET INCOME		40,951,696	24,015,257	20,819,444	35,062

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) for the years ended December 31, 2001, 2002 and 2003)

		For the year ended December 31,
	Notes	2001	2002	2003	2003
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		40,951,696	24,015,257	20,819,444	35,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense		31,757,013	34,596,848	37,998,551	63,992
Write offs and accruals		2,087,309	3,238,804	6,505,571	10,956
Equity in earnings of equity - method investees (gain - net)		(172,972)	(316,663)	(452,784)	(763)
(Gain) loss on sales of property, plant and equipment, net		(32,598)	126,885	(9,134)	(15)
Minority interest		170,575	62,535	42,657	72
Price-level restatement	16	473,949	(481,050)	(2,125,190)	(3,579)
Foreign exchange	16	(6,233,786)	(5,004,430)	2,996,808	5,047
Others		(1,612,536)	2,035,995	2,143,976	3,610
Changes in assets and liabilities:
Increase in accounts receivable		(10,171,383)	(18,393,938)	(52,264,900)	(88,018)
(Increase) decrease in inventory		(18,417,357)	(18,537,973)	638,534	1,075
Decrease (increase) in other assets		1,102,236	887,412	(3,331,981)	(5,611)
Increase in accounts payable		24,338,304	4,682,575	20,199,285	34,017
Increase (decrease) in income tax payable		3,820,773	(2,065,821)	1,022,952	1,723
Increase (decrease) in other accounts payable		852,177	8,764,409	(3,858,251)	(6,498)
Increase (decrease) in interest payable		(200,373)	(235,022)	762,557	1,284
Increase (decrease) in accruals and withholdings		(1,921,009)	(3,990,442)	2,363,270	3,980

Net cash provided by operating activities		66,792,018	29,385,381	33,451,365	56,334

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(71,910,741)	(68,841,520)	(44,158,872)	(74,367)
Sale of other investments		1,783	—	—	—
Proceeds from sale of property, plant and equipment		990,031	72,992	309,771	522
Proceeds from sale of Disco S.A. and others		—	—	29,478,996	49,645
Decrease in loans from related companies		(998,348)	(406,295)	—	—
Collection of loans to related companies		—	—	19,533	33
Payment of capitalized interest		(1,832,524)	(1,052,575)	(400,465)	(674)
Purchase of related company		(606,216)	—	—	—
Standby deposit for letter of credit related to purchase of Carrefour and others		—	—	(52,426,650)	(88,290)
Other		(1,262,497)	376,925	(988,926)	(1,665)

Net cash used in investing activities		(75,618,512)	(69,850,473)	(68,166,613)	(114,796)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt		32,199,677	78,547,712	135,711,896	228,548
Proceeds from loans from related companies		3,637,812	1,938,966	—	—
Paid others loans related companies		—	—	(281,912)	(475)
Repayment of debt		(27,884,162)	(70,711,066)	(170,836,063)	(287,700)
Dividends paid	13	(8,820,413)	(14,342,202)	(13,800,000)	(23,240)
Proceeds from issuance of bonds		—	36,577,949	94,012,094	158,323
Payment of charges for issuance of bonds		—		(1,058,391)	(1,782)

Net cash (used in) provided by financing activities		(867,086)	32,011,359	43,747,624	73,674

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(9,693,580)	(8,453,733)	9,032,376	15,212
EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS		175,811	1,226,878	3,089,218	5,202
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		39,018,880	29,501,111	21,274,256	35,827

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		29,501,111	22,274,256	33,395,850	56,241

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes)

1.	THE COMPANY

Distribución y Servicio D&S S.A. (“D&S”) is a corporation organized under the laws of the Republic of Chile. Its common shares are listed on the Chilean Stock Exchange and its American Depositary Receipts are listed on the New York Stock Exchange. D&S is regulated by the Chilean Superintendency of Securities and Insurance (“SVS”) with whom they file their annual audited financial statements and the United States Securities and Exchange Commission (“SEC”).

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets in Chile. At December 31, 2003, the Company operated 68 supermarkets in Chile.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). For the convenience of the reader, the consolidated financial statements have been translated into English from Spanish.

b. Reporting Entity - Until December 1996, the Ibáñez Scott family owned 100% of the outstanding shares of the Company. In prior years, the Ibáñez Scott family owned, through separate companies, substantially all of the shares of Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Almac Internacional S.A. and Constructora e Inmobiliaria El Rodeo S.A. (El Rodeo S.A.). These three companies were operated as an integral part of the Company’s operations, as they principally owned land and buildings used by the supermarkets and held related investments.

In December 1995, D&S acquired the shares in the three companies, that had been separately held by the Ibáñez Scott family, by means of an exchange of shares, thus effectively uniting in the Company with all of the Ibáñez Scott family’s supermarket holdings.

The consolidated financial statements of the Company as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 reflect this restructuring of the legal ownership of the companies controlled by the Ibáñez Scott family as a business combination between entities under common control. The change in reporting entity is reported under Chilean GAAP in a manner generally similar to a pooling of interests in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). However, the book value of the net assets of the companies included in the combination is greater than the value attributed by the shareholders’ to the increase in the capital of D&S which is equal to the shareholders’ tax basis in the shares of SAITEC S.A., Almac Internacional S.A., and El Rodeo S.A. The difference between these amounts is recorded in the financial statements as negative goodwill.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

On June 30, 1997, through purchases from the minority shareholders, D&S acquired 100% of the shares of Almac Internacional S.A. and El Rodeo S.A., as a result of which D&S absorbed the assets and liabilities of these companies and became the legal successor of such companies.

c. Basis of Consolidation - All significant intercompany transactions and balances have been eliminated in consolidation and the minority interests in subsidiaries have been recognized.

The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

	Total ownership percentage
	at December 31,
	2001	2002	2003
	%	%	%
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.50	99.50	99.50
Administradora de Concesiones Comerciales de Supermercados S.A.	99.17	99.17	99.17
SAITEC S.A.	99.96	99.96	99.96
Maquinsa S.A.	99.99	99.99	99.99

d. Price-Level Restatement - The financial statements have been price-level restated in order to reflect the effect of changes in the purchasing power of the Chilean currency during each period. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period.

The purchasing power gains and losses have been included in net income within the account “price-level restatement” and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics (“CPI”) and based on the “prior month rule”, in which inflation adjustments are base on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of price in the country and, consequently, is widely used for financial reporting purposes in Chile.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

The values of the Chilean consumer price index are as follows:

		Change over previous
	Index	December 31
Year ended December 31, 2001	109.76	2.6%
Year ended December 31, 2002	112.86	2.8%
Year ended December 31, 2003	114.07	1.07%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

		Change over previous
	Index	December 31
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in index-linked units of account are stated at the period-end values of their respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile’s consumer price index. Many of the Company’s financial investments are denominated in UFs. As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

Values for the UF are as follows (historical pesos per UF):

Ch$
Year ended December 31, 2001	16,262.66
Year ended December 31, 2002	16,744.12
Year ended December 31, 2003	16,920.00

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Comparative financial statements:

For comparative purposes, the December 31, 2001, 2002 and 2003 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2003 purchasing power. This updating does not change the prior period’s statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

e. Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and unidades de fomento (UF — an inflation-indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,
	2002	2003
	Ch$	Ch$
U.S. dollar	718.61	593.80
UF	16,744.12	16,920.00

f. Statements of Cash Flows - The statements of cash flows have been prepared using the indirect method. Cash and cash equivalents include cash and investments in fixed income mutual funds with original maturities of less than 90 days at the date of purchase.

g. Marketable Securities - Marketable securities correspond to investments in shares, mutual funds and funds delivered for administration, which are stated as follows:

•	Shares are stated at the lower of price-level restated purchase cost or year-end market value.

•	Mutual Funds are stated at the year-end value of the units, which is considered market value.

h. Inventories - Inventories are stated at the lower of price-level restated cost, on a weighted-average-cost basis, which is not in excess of the net realizable value.

i. Allowance for doubtful accounts - In order to cover the risk of uncollectibility, the Company provided for an allowance by calculating a general provision for doubtful accounts based on historical write-off or loss experience (updated for current trends or facts and circumstances) in its separate aging categories of accounts receivable, notes receivable, and sundry debtors.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

j. Property, Plant and Equipment, and Depreciation - Property, plant and equipment is stated at price-level restated purchase cost. The revaluation of property, plant and equipment resulting from an independent technical appraisal is recorded, with a corresponding increase in shareholders’ equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The cost of financing the works under construction is included as part of the cost of the fixed assets under construction. This capitalization is determined considering the average rate of the actual financing cost.

Assets acquired under finance leases are accounted for in the same manner as the purchase of property, plant and equipment, recording the total liability and the interest on the accrual basis. The Company records the sale and leaseback of assets as lessee under financial - type lease maintaining the same value of the assets prior to the transaction.

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

l. Goodwill and Negative Goodwill - The excess of carrying value over cost of investments and the excess of cost over carrying value are amortized over the estimated term of return on the investments which is 10 and 20 years, respectively.

m. Bonds payable - Bonds payable are reported as liabilities at the par value of the bonds issued. The difference between the proceeds and the par value at the time of placement is deferred, and then amortized on a straight - line basis our the period in which the bonds’ nominal interest is accrued an a straight - line basis. The straight - line method of amortization approximates the effective interest rate method.

n. Income Taxes - The Company has recognized income tax obligations according to legal stipulations in force at year-end.

o. Deferred Taxes - The Company records income taxes in accordance with Technical Bulletin N°60 of the Chilean Association of Accountants, and with Circular N°1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

p. Vacation Expense - The annual cost of employee vacations and benefits is recorded on the accrual basis.

q. Research and Development Expenses - Research and development expenses are charged to the income statement during the year incurred.

r. Severance Indemnities - The liabilities for voluntary severance indemnities paid to employees are accrued at the discounted present value of the vested benefits using a 7% discount rate and considering future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

s. Revenue Recognition - Revenue from product sales is recognized when the merchandise is delivered to the customer. At such point, all requirements for completing the earnings process have been complied with under Chilean GAAP.

Revenue obtained from suppliers for reaching volume targets in purchases is recorded on an accrual basis and included in operating revenue on the statements of income. Such volume rebates are recognized on a pro rata basis as purchases are made.

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

u. Translation to U.S. Dollars - The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers, at the December 31, 2003 Observed Exchange Rate of Ch$593.80 per U.S.$1.00 reported by the Chilean Central Bank. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

v. Forward contracts - The Company has entered into foreign currency forward contracts with financial institutions. Rights and obligations of these contracts are valued at fair value through the income statement at year end in accordance with Technical Bulletin N°57 issued by the Chilean Institute of Accounts.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

w. Long-lived assets — The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, derived from the present value of expected cash flows.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

3.	CHANGES IN ACCOUNTING PRINCIPLES

During 2003, there were no changes in accounting policies from the prior year that would have a significant impact on these consolidated financial statements.

4.	MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Shares	76,799	213,639
Mutual funds (fixed income securities)	1,313,117	2,000,145
Mutual funds (1)	—	1,481,852

Total	1,389,916	3,695,636

(1)	This amount represents an investment in a combined portfolio of fixed and variable rate instruments.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

5.	NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Trade accounts receivable (b)	58,435,927	101,287,943
Notes receivable	1,525,336	2,084,418
Sundry debtors (a)	70,998,013	35,830,588
Allowance for uncollectible receivables	(4,678,224)	(7,353,567)

Total	126,281,052	131,849,382

(a)	This principally corresponds, at December 31, 2003, to the unpaid portion of the receivable from Disco S.A. (U.S.$90,000,000 agreed-upon price), owned by the Company. The receivable relates to the 1999 sale of the shares of Supermercados Ekono S.A. (Argentina). Its maturity date was May 12, 2003. Disco S.A. paid the above-mentioned amount on the basis of the Argentine law which stipulates that “the obligations expressed and payable in dollars should be converted to Argentine pesos.” Such “pesoified” payment amount left an outstanding receivable of ThCh$28,338,921 as of December 31, 2003.

At December 31, 2002, the amount of the aforementioned account receivable amounted to ThCh$65,321,649, equivalent to U.S.$90,000,000, the original amount of the accounts receivable.

Management believes that the Company has contractual and legal recourse to recover the remaining balance, in the form originally agreed to and, as a result, no provision is necessary for the receivable due from Disco S.A., which is guaranteed by Disco Ahold International Holding N.V.(Note 22d.).

(b)	In 2003, this amount includes ThCh$76,293,458 (ThCh$39,246,573 in 2002) of trade accounts receivable of Servicios y Administración de Créditos Comerciales Presto Ltda. the finance subsidiary of the Company.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

6.	INVENTORIES

The detail of inventories is as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Merchandise for sale	86,005,796	85,174,597
Imports in transit	4,734,602	3,754,190
Supplies	564,155	582,476

Subtotal	91,304,553	89,511,263
Allowance to reduce inventory to net realizable value (1)	(1,154,756)

Total	90,149,797	89,511,263

(1)	At December 31, 2003, the Company had no allowance for inventory obsolescence as there was no inventory whose net realizable value was lower than cost.

At December 31, 2002, an allowance was recorded for inventory whose aging was more than one year and for discontinued and out-of-season products.

7.	OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Deferred taxes (Note 14.b)	2,019,050	1,406,557
Other (1)	1,156,907	53,481,273

Totals	3,175,957	54,887,830

(1)	In 2003, this amount includes a ThCh$51,000,000 short-term deposit endorsed to Citibank N.A., in order to guarantee the payment of the “Agreement for Standby Letter of Credit”, for an amount of €100,000,000, corresponding to the payment that the Company was required to make to Carrefour Nederland B.V. for the purchase of the shares of Carrefour Chile S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

8.	PROPERTY, PLANT AND EQUIPMENT — NET

The detail of property, plant and equipment is as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Land	130,125,368	136,547,232
Buildings and infrastructure:
Buildings	336,198,878	352,460,383
Construction in progress	6,749,859	12,348,915
Machinery and equipment	128,418,282	139,785,868
Other:
Leased assets (1)	35,571,131	39,167,877
Fixtures	29,159,131	24,643,435

Subtotal	666,222,649	704,953,710

Technical revaluation (2):
Land	3,521,123	3,521,121
Buildings	544,882	544,883

Subtotal	4,066,005	4,066,004

Total gross property, plant and equipment	670,288,654	709,019,714
Accumulated depreciation	(175,814,050)	(209,373,810)

Total net property, plant and equipment	494,474,604	499,645,904

(1)	Corresponds to land, buildings and equipment leased under finance type leases for store premises. The Company is a lessee in these transactions.

(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the SVS.

The depreciation is determined using the straight-line method. Depreciation amounted to ThCh$31,320,912 in 2001, ThCh$34,155,288 in 2002 and ThCh$37,556,991 in 2003 and includes ThCh$28,957 in each year for the depreciation of the technical revaluation. These amounts include the amortization expense associated with leased assets.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

•	Buildings and infrastructure	20 to 60 years

•	Machinery and equipment	4 to 7 years

•	Leased assets	5 to 7 years

•	Fixtures	10 years

•	Other fixed assets	4 years

9.	OTHER ASSETS — NET

Other assets are summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Goodwill (net) (Note 9a)	9,756,195	9,366,986
Other long-term assets (Note 9b)	8,594,907	14,813,584

Total	18,351,102	24,180,570

a.	Goodwill and negative goodwill

Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
SAITEC S.A.	(414,612)	(276,408)
El Rodeo S.A.	(623,289)	(415,526)
Inversiones Solpacific Ltda.	(59,571)
Maquinsa S.A.	10,390,156	9,639,060
Other	463,511	419,860

Total	9,756,195	9,366,986

The accumulated amortization for goodwill and negative goodwill was ThCh$5,820,552 and ThCh$6,615,299 at December 31, 2002 and December 31, 2003.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Incorporation of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A.

On December 28, 1995, the Company received 99.96%, 99.99% and 99.99% interests in SAITEC S.A., El Rodeo S.A., and Almac Internacional S.A., respectively, as payment for the capital increase approved at the Extraordinary Shareholders’ Meeting held on that date. These investments were contributed by the shareholders Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A.

The acquisitions were accounted for as described in Note 2b. The excess of the carrying value of the underlying net assets over the stated increase in the Company’s capital (negative goodwill) was recognized and is being amortized over ten years.

Acquisition of Maquinsa S.A. (formerly Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100% interest in Maquinsa S.A. for ThCh$12,666,554, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$1,043,256 paid as the result of an arbitration proceeding that settled a dispute with Fullmarket’s former owners. The acquisition was accounted for as a purchase. Excess of cost over assets acquired and liabilities assumed was designated as goodwill, which is being amortized over twenty years.

b. Other long-term assets

Other long-term assets are detailed as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Electric utility refundable advances	268,953	189,740
Deferred discount on bond issuance	2,175,910	2,965,682
Deferred expenses of bond placement and issuance costs	1,333,560	1,854,373
Investment in related companies	1,624,679	1,538,699
Long term receivables	2,935,031	7,108,467
Other	256,774	1,156,623

Total	8,594,907	14,813,584

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

10.	ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Domestic suppliers	159,336,449	179,531,104
Foreign suppliers	764,005	768,635

Total	160,100,454	180,299,739

11.	ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Accruals:
Vacations	2,687,336	2,784,473
Restructuring expenses (1)	4,997,480	—
Bonuses payable	1,918,075	1,979,928
Other	5,578,816	4,925,583

Subtotal	15,181,707	9,689,984
Withholdings:
VAT	—	1,789,839
Other	2,428,393	3,068,617

Total	17,610,100	14,548,440

(1)	In December 2002, the Company announced significant changes to its senior management team, including the appointment of a new chief executive officer, as well as the departure of four senior executives and another 70 employees. As part of this restructuring, the Company incurred an aggregate of ThCh$4,997,480 in payments to former management and other employees.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

12.	BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a. Short-term bank debt

Short-term bank debt is summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Payable in:
United States dollars	19,113,322	17,387,483
Chilean pesos (not indexed)	26,963,099	31,530,487
Inflation-linked units (UFs)	444,765	531,818

Total	46,521,186	49,449,788

Weighted average interest rates are as follows:
Loans in U.S. Dollars	5.60%	3.66%
Loans in Chilean pesos (not indexed)	5.75%	4.16%
Loans in inflation-linked units (UFs)	9.60%	4.80%

	Balance		Balance
	December 31,		December 31,	Stated
Bank/Financial Institution	2002	Currency	2003	Interest Rate
Santander - Santiago	2,666,013	US$	2,468,369	LIBOR + 0,5
	444,765	UF	531,818	4.80%
	—	Ch$	4,004,669	4.16%
Bice	1,981,946	US$	2,502,244	LIBOR + 0,5
Chile	7,212,986	US$	10,498,148	LIBOR + 0,5
	1,202,865	Ch$	5,000,000	4.16%
Scotiabank	1,799,843	US$	1,186,464	LIBOR + 0,5
	166,472	Ch$	3,202,180	4.16%
Citibank	96	Ch$	170	4.16%
	1,552,070	US$	—	—
Bhif	8,002,322	Ch$	4,514,231	4.16%
Estado	101,108	US$	246,547	LIBOR + 0,5
	17,591,344	Ch$	—	—
BCI	95,531	US$	116,838	7.16%
	—	Ch$	7,991,400	LIBOR + 0,5
Corpbanca	3,703,825	US$	—	—
BankBoston	—	US$	368,873	LIBOR + 0,5
	—	Ch$	3,017,623	4.16%
Security	—	Ch$	3,800,214	4.16%

	46,521,186		49,449,788

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

b. Long-term bank debt

Long-term bank debt is summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	70,508,620	53,845,798
Less: Current portion	37,444,679	20,387,774

Long-term portion	33,063,941	33,458,024

	Balance		Balance
	December 31,		December 31,	Stated	Maturity
Bank/Financial Institution	2002	Currency	2003	Interest rate	date
Santander - Santiago	33,063,941	UF	13,154,024	TAB+1.25%	04-06-2005
Estado	—	UF	20,304,000	2.25%	02-09-2007

	33,063,941		33,458,024

TAB is a referenced rate in the Chilean Market, and corresponds to the average rate for fund investments of 90,180 and 360 days.

Long-term bank debt is payable as follows:

ThCh$
2005	13,154,024
2006	—
2007	20,304,000

Total	33,458,024

The material covenants of our long-term debt agreements at December 31, 2003 are described in the table below:

Principal Loan Covenants

Banco Santander Santiago	1.	Minimum coverage of interest expenses of 3.75 (operating income plus depreciation divided by interest expense) for June and December
	2.	Not to sell or use as collateral the Ekono, Almac and Lider brands.
	3.	No leverage more than 1.2 times (interest - bearing liabilities divided by equity plus accumulated amortization of goodwill and negative goodwill).
	4.	Not to grant new guarantees.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

c.	Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Lease obligations	7,676,697	7,949,752
Less: Current portion	2,552,946	3,310,604

Long-term portion	5,123,751	4,639,148

Leaseback obligations	8,707,736	6,762,311
Less: Current portion	1,939,193	2,109,092

Long-term portion	6,768,543	4,653,219

Total long-term lease and leaseback obligations	11,892,294	9,292,368

Lease and leaseback obligations are denominated in U.F.’s and accrue interest at rates that range from 7.00% to 13.56%.

Leaseback agreements

		Selling	Nominal		Interest		Income (loss)
		price in	value	No of	rate		from transactions
Creditor	Asset	UF	UF	installments	%	Term of contract	ThCh$
Bansa Santander S.A.	Land and buildings Alameda	380,518	570,504	121	8.57	18.12.1996 to 20.01.2007	—
Bansa Santander S.A.	Land and buildings Maipú	519,499	763,499	121	8.28	30.08.1996 to 02.10.2006	(309,441)
Bansa Santander S.A.	Land San Bernardo	109,893	111,711	121	8.20	14.03.1997 to 14.03.2007	(50,602)
Bansa Santander S.A.	Land San Bernardo	21,026	30,904	123	8.65	04.12.1997 to 14.03.2007	—

The losses derived when comparing the book value with the selling price are amortized over the term of the respective contracts and are included in fixed assets, as part of leased assets.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Future minimum lease payments on the long-term portion of capital lease and leaseback obligations at December 31, 2003 are as follows:

ThCh$
2005	5,188,016
2006	3,514,961
2007	589,391

Total	9,292,368

d.	Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Provision for merchandise rebate obligation (1)	1,443,219	2,147,671
Other (in Chilean pesos)	4,490,462	4,928,446

Total	5,933,681	7,076,117

(1)	Represents an obligation for rebates on merchandise provisioned 100%.

e.	Commercial paper and bonds

	At December 31,
	2002	2003
Short term	ThCh$	ThCh$
Payable in:
Chilean pesos	24,327,311	57,983,564

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

The commercial paper all matures at various dates throughout 2004 and the detail of the assurances is as follows:

Series	Stated interest rate
003-3	5.04%
003-4	4.80%
003-5	4.32%
011-1	4.32%
011-2	4.32%

Long-term bonds and commercial paper is summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	83,323,152	134,098,747
Chilean pesos	12,166,447
Less: current portion	1,595,805	1,784,346

Total	93,893,794	132,314,401

D&S and its subsidiary SAITEC S.A. have issued bonds to the Chilean public in UFs. The issues are summarized as follows:

Bonds:

D&S has issued four series of bonds issued in 2000 and 2003. The detail is as follows:

Bond	Date of		Amount		Maturity	Nominal	Amortization	Interest
Issued	issuance	Indexation	issued	Series	date	interest rate	Terms	Payment
SERIES A	15.11.2001	U.F.	3,500,000	A1 U.F. 300,000 A2 U.F.3,200,000	2006 2014	7.0% compounded semiannually	1 installment due on April 1, 2006	Semiannually, due on April 1,and October 1, each year, as from April 1, 2001
SERIES B	15.11.2001	U.F.	1,200,000	B1 U.F. 200,000 B2 U.F. 1,000,000	2022 2022	6.5% compounded semiannually	32 semiannual equal installments as from April 1, 2007	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001
SERIES C	01.12.2003	U.F.	2,000,000	C1 U.F. 2,000,000	2009	4.5% compounded semiannually	10 semiannual Installments as from December, 2009	Semiannually, due on April 1,and December 1, each year As from June 1
SERIES D	01.12.2003	U.F.	1,000,000	D1 U.F. 1,000,000	2025	5.5% compounded semiannually	38 semiannual Installments as from December, 2009	Semiannually, due on April 1, and December 1, each year As from June 1

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

SAITEC S.A. has issued to UF350,000 of 22 year debentures issued in 1992. Principal is paid down semiannually from October 1, 1995, after a three-year grace period. Interest is payable semiannually at 6.5%. These debentures are not secured.

Interest accrued on these debentures at December 31, 2003 and 2002 was ThCh$1,570,620 and ThCh$1,434,565 respectively and is included under current liabilities. The difference between par value and the proceeds is being deferred and amortized by the straight line method which approximates the effective interest method. The discount at December 31, 2003, was ThCh$3,358,248 (ThCh$2,508,545 in 2002) and is included under current assets for ThCh$392,566 (ThCh$332,635 in 2002) and other assets for ThCh$2,965,682 (ThCh$2,175,910 in 2002).

Commercial paper:

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF2,150,000, with the SVS, under number 003.

On October 14, 2003, the Company also registered with the SVS, under the number 011, an issuance of bearer promissory notes for UF1,250,000.

The principal characteristics of which are:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

b)	Long-term principal is shown under commercial paper and bonds on the consolidated balance sheets.

c)	The promissory notes are not secured.

d)	At December 31, 2003, the premium from the placement of the promissory notes amounted to ThCh$307,840 (ThCh$169,488 in 2002). At December 31, 2003, this amount is shown in other short - term liabilities (in 2002, ThCh$77,981 is shown in other short-term liabilities and ThCh$91,507, in other long-term liabilities).

e)	The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At December 31, 2002, ThCh$36,994 have been amortized and included in the financial expenses for 2002. Of the balance of ThCh$711,002, ThCh$669,808 is included in other current assets and in ThCh$41,194 in other long-term assets.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Bonds and Commercial Paper Covenants

Bonds Series A, B, C, D	1.	Maintain an indebtedness relationship lower than 1,2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expense of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).
	3.	Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the Issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.
	4.	Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.
Commercial paper	1.	Minimum Coverage of financial expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.
	2.	Leverage less than 1.2 (current liabilities divided by equity) for March, June, September and December.

f.	Long-term sundry creditors

The details of long - term portion of sundry creditors is as follows.

	At December 31,
	2002	2003
	ThCh$	ThCh$
Due to Compañía de Petróleos de Chile S.A. and accruing interest at 8.59% a year	261,193	239,384
Due to Inmobiliaria Los Condores S.A. and others and accruing interest at 6.58% a year	1,434,558	—

Less: Current portion	1,456,486	21,928

Total	239,265	217,456

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

13.	SHAREHOLDERS’ EQUITY

     The changes in shareholders’ equity accounts are as follows:

		Additional	Technical		Retained earnings
	Paid-in	paid-in	revaluation	Other	Retained	Net income	Interim
	capital	capital	reserve	reserves	earnings	for the year	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances, January 1, 2001	201,222,599	1,037,107	1,193,466	31,467	24,141,173	28,710,369	(5,619,360)	250,716,821
Transfers					23,091,009	(28,710,369)	5,619,360
Dividends paid					(8,280,000)			(8,280,000)
Capitalization of reserves	1,038,144	(1,038,144)
Monetary correction	6,268,006	1,037	36,997	977	1,265,478			7,572,495
Net income for the year						39,365,276	(6,900,000)	32,465,276

Balances, December 31, 2001	208,528,749		1,230,463	32,444	40,217,660	39,365,276	(6,900,000)	282,474,592
Price-level restatement	8,403,709		49,588	1,307	1,620,772	1,586,420	(278,070)	11,383,726

Balances as of December 31, 2001 price-level restated at December 31, 2002	216,932,458		1,280,051	33,751	41,838,432	40,951,696	(7,178,070)	293,858,318

Balances, January 1, 2002	208,528,749		1,230,463	32,444	40,217,660	39,365,276	(6,900,000)	282,474,592
Transfers					39,365,276	(39,365,276)
Dividends paid					(13,800,000)		6,900,000	(6,900,000)
Monetary correction	6,255,863		36,914	973	1,987,288			8,281,038
Net income for the year						23,777,482	(6,900,000)	16,877,482

Balances, December 31, 2002	214,784,612		1,267,377	33,417	67,770,224	23,777,482	(6,900,000)	300,733,112
Price-level restatement	2,147,846		12,674	334	677,702	237,775	(69,000)	3,007,331

Balances as of December 31, 2002 price-level restated at December 31, 2003	216,932,458		1,280,051	33,751	68,447,926	24,015,257	(6,969,000)	303,740,443

Balances, January 1, 2003	214,784,612		1,267,377	33,417	67,770,224	23,777,482	(6,900,000)	300,733,112
Transfers					23,777,482	(23,777,482)
Dividends paid					(13,800,000)		6,900,000	(6,900,000)
Monetary correction	2,147,846		12,674	334	894,777		20,700	3,076,331
Net income for the year						20,819,444	(6,900,000)	13,919,444

Balances, December 31, 2003	216,932,458		1,280,051	33,751	78,642,483	20,819,444	(6,879,300)	310,828,887

a.	Paid-in capital

In accordance with article 10 of Law Nº18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. At December 31, 2003 and 2002, D&S’s paid-in capital consists of into 1,380,000,000 no-par-value common shares.

b.	Capital increases

The Extraordinary Shareholders’ Meeting held on April 28, 1998 resolved to increase D&S’s capital to ThCh$180,360,266 (historical) consisting of 1,380,000,000 no-par-value common shares. This capital increase was paid through an additional share issuance of ThCh$98,208,861 (historical), monetarily corrected as of March 31, 1998. At December 31, 1999 there was a balance of ThCh$117,360 (historical), equivalent to 1,740,210 shares, yet to be subscribed and paid in. In 2000 those shares were subscribed and ThCh$1,131,589 (historical) was paid in for them.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

The Tenth Extraordinary Meeting of Shareholders held on April 24, 2001 resolved on increase in the capital of the Company from ThCh$201,222,599 to ThCh$202,260,743, capitalizing share premiums amounting to ThCh$1,037,107 (historical) monetarily corrected at March 31, 2001.

The Eleventh Extraordinary Meeting of Shareholders held on May 23, 2002 resolved an increase in the capital of the Company by ThCh$163,622,500. The Company agreed to issue 250 million shares, no par value, to the public within three years. The Board of Directors meeting held on December 23, 2003, resolved to issue the entirety of these shares during the first six months of 2004.

c.	Income distribution policy

In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the General Shareholders’ Meeting decides otherwise by a unanimous vote of the issued shares.

d.	Reserve for technical revaluation of property, plant and equipment

This reserve corresponds to D&S’s share in technical revaluations made by subsidiaries in prior years.

e.	Other reserves

These reserves correspond to the technical revaluation of property, plant and equipment.

14.	INCOME TAXES

a.	The detail of accrued income taxes is as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
First category income taxes	(5,890,823)	(5,945,046)
Less:
Estimated monthly payments	6,081,521	7,790,727
Personnel training credit and Real estate tax credit	2,279,917	2,795,096
Benefit from tax loss carryback		508,621
Arica Law tax credit	8,913	8,919

Net income taxes receivable	(1) 2,479,528	5,158,317

(1)	At December 31, 2002, recoverable income tax includes other recoverable taxes such as VAT. No such other recoverable tax balances existed at December 31, 2003.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

At December 31, 2003, the Company had no retained taxable income and its subsidiaries have retained taxable income of approximately ThCh$119,806,877 (ThCh$109,280,980 in 2002). The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders. Certain subsidiaries have tax losses for tax purposes totaling ThCh$21,025,647 as of December 31, 2003 (ThCh$9,078,813 in 2002).

b. Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, December 31, 2002
	Deferred assets		Deferred Liabilities
	Short -	Long-	Short -	Long-
	term	term	term	term
Temporary difference	ThCh $	ThCh $	Th Ch $	ThCh $
Allowance for uncollectible accounts	691,674
Vacations accrual	472,931
Leased assets				472,632
Depreciation of property, plant and equipment				2,952,322
Severance indemnity	124,988	502,796
Realization allowance on inventory	190,534
Sundry provisions	760,285
Sundry debtors	37,032
Capitalized financial cost				1,501,154
Deferred charges			116,988	1,323,274
Tax loss		1,512,361

Total deferred taxes	2,277,444	2,015,157	116,988	6,249,382
Complementary accounts balance	(141,406)	(576,221)		(2,599,309)

Net balances per balance sheet	(2) 2,136,038	(1) 1,438,936	(2) 116,988	(1) 3,650,073

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Balance, December 31, 2003
	Deferred assets		Deferred Liabilities
	Short -	Long-	Short -	Long-
	term	term	term	term
Temporary difference	ThCh $	ThCh $	ThCh $	ThCh $
Allowance for uncollectible accounts	1,053,754
Vacations accrual	473,360
Leased assets				761,904
Depreciation of property, plant and equipment				4,640,764
Severance indemnity	121,670	594,025
Realization allowance on inventory Sundry provisions	53,972
Sundry debtors	196,352
Capitalized financial cost				1,497,331
Deferred charges			363,894	1,252,631
Tax loss		3,574,122

Total deferred taxes	1,899,108	4,168,147	363,894	8,152,630
Complementary accounts balance	(128,656)	(488,289)		(1,851,174)

Net balances per balance sheet	(2) 1,770,452	(1) 3,679,858	(2) 363,894	(1) 6,301,456

(1)	Long-term deferred tax liabilities are presented net of long-term deferred tax assets under other long-term liabilities.

(2)	Short-term deferred tax assets are presented net of short-term deferred tax liabilities under other current assets.

The complementary accounts are amortized over the estimated period the differences will reverse.

c. The charge to income for income taxes is as follows:

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Current tax expense
For the year	(5,895,471)	(5,890,823)	(5,945,046)
Prior year adjustment	(784,586)	32,912	(43,283)
Deferred taxes
Change in deferred taxes	(1,243,868)	1,817,772	(375,500)
Benefit from tax loss carryback			508,621
Effect of amortization of complementary accounts of deferred tax assets and liabilities	312,356	(663,238)	(647,453)

Total charge to results	(7,611,569)	(4,703,377)	(6,502,661)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

15. FOREIGN CURRENCIES

Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

	At December 31,
	2002	2003
	ThCh$	ThCh$
ASSETS
Current assets	65,467,550	42,482,711

LIABILITIES
Current liabilities	21,888,921	21,241,217
Long-term liabilities	4,086,329	3,968,081

Total liabilities	25,975,250	25,209,298

Net asset position	39,492,300	17,273,413

16. PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE

Price-level restatement (monetary correction) and foreign exchange, described in Note 2d and 2e, credited (charged) to income is as follows:

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Property, plant and equipment - net	13,732,746	14,672,985	4,895,005
Non-monetary liabilities - net of other long-term non-monetary assets	1,903,479	1,629,410	762,793
Shareholders’ equity	(7,877,666)	(8,363,848)	(3,076,331)
Indexation	(7,078,020)	(6,038,077)	(407,931)
Income statement amounts	(1,154,488)	(1,419,420)	(48,346)

Price-level restatements - net	(473,949)	481,050	2,125,190
Foreign exchange gain (loss)	6,233,786	5,004,430	(2,996,808)

Gain (loss) from changes in the purchasing power of the Chilean peso	5,759,837	5,485,480	(871,618)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

17. DIRECTORS’ REMUNERATION

     The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Attendance fees	259,841	314,216	364,300

     The following amounts were also paid to the Directors for activities not related to their positions as Directors:

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Per – diem	54,853	53,255	52,728

18. NON-OPERATING INCOME AND EXPENSES

     a. Non-operating income for each year is summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest income	1,011,450	458,614	538,573
Amortization of negative goodwill	345,967	345,967	353,188
Other	255,855	515,050	591,899

Total	1,613,272	1,319,631	1,483,660

     b. Non-operating expense for each year is summarized as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Financial expense	12,777,399	13,521,673	16,407,864
Amortization of goodwill	787,483	794,748	794,748
Minority interest	170,575	62,536	42,657
Restructuring expenses		4,997,480
Other	1,689,494	1,374,839	1,286,432

Totals	15,424,951	20,751,276	18,531,701

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

19.	TRANSACTIONS WITH RELATED PARTIES

a.	Related companies - The Company has transactions with its equity - method investees and other related parties. Balances due from and due to these companies are shown on the consolidated balance sheets. The detail of accounts receivable and payable is the following:

	At December 31,
	Receivable		Payable
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
Servicios Profesionales y de Comercialización S.A. (1)	—	—	7,694,844	7,787,046
Intersuper Argentina S.A.	—	—	15,309	15,309
Aquapuro S.A.	210,935	208,847	—	—
Inversiones Solpacific S.A.	108,095	107,025	—	—
Inmobiliaria Mall Calama S.A.	1,148,729	1,132,354	—	—

Totals	1,467,759	1,448,226	7,710,153	7,802,355

(1)	The balance payable is owed to a shareholder, bears interest at 3.8% a year on UF denominated principal.

The accounts receivable and payable, other than that mentioned in (1), are not subject to interest or indexation.

b.	Transactions with related companies - The principal transactions with related companies are summarized as follows:

		Transaction			Loss
Company	Description of transaction	2001	2002	2003	2001	2002	2003
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Servicios Profesionales y de Comercialización S.A.	Interest and indexation on current account	351,128	695,650	418,655	(351,128)	(695,650)	(418,655)
	Lease	968	979	—	(968)	(979)	—
Aquapuro S.A.	Purchase of merchandise	7,068,056	8,061,622	9,389,458	—	—	—
Alimentos y Servicios Ltda.	Purchase of merchandise	1,618,172	2,342,928	4,050,855	—	—	—
Larrain Vial S.A. Corredora de Bolsa	Professional services	—	—	395,328	—	—	—
Kimberly Clarke Chile S.A.	Purchase of merchandise	—	—	3,637,263	—	—	—

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

20.	SEVERANCE INDEMNITIES

The Company records an accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

The accrual amounts to ThCh$2,957,628 in 2002 and ThCh$3,494,263 in 2003, and is included as accruals under long-term liabilities. The short-term accrual in 2002 and 2003, respectively, amounts to ThCh$757,500 and ThCh$715,708.

21.	FINANCIAL DERIVATIVES

As of December 31, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the object of decreasing exposure to foreign currency risk, as follows:

							As of December 31, 2003		Unrealized
	Nominal		Date of		Sales/	Hedged	Initial hedged	Closing hedged	gain in
Type	amount	Currency	Maturity	Item	purchase	item	amount	amount (1)	income
							ThCh$	ThCh$	ThCh$
FR	6,288,500	US$	I quarter 2004	Exchange rate	P	Accounts receivable	27,988,421	28,338,921	350,500
FR	6,271,100	US$	I quarter 2004	Exchange rate	P	Accounts receivable	28,005,821	28,338,921	333,100
FR	5,031,200	US$	I quarter 2004	Exchange rate	P	Accounts receivable	28,058,121	28,338,921	280,800
FR	7,546,800	US$	I quarter 2004	Exchange rate	P	Accounts receivable	27,917,721	28,338,921	421,200
FR	100,000,000	EUR	I quarter 2004	Exchange rate	P	Forecast transaction	74,580,000	74,580,000	—

FR: Forward contract									1,385,600

(1)	Includes unrealized gain, if any.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

22.	CONTINGENCIES AND COMMITMENTS

Parent company

a.	Direct commitments

a.1.	To secure the loans granted by Banco Santiago and Banco Santander, the following guarantees were entered into, which were in force at December 31, 2003:

•	Mortgage in favor of Banco Santiago for land located in the Community of Lo Barnechea and at 15 Norte St. in Viña del Mar with a book value of ThCh$52,635,206.

•	Mortgage in favor of Banco Santander on land located in the Community of La Reina with a book value of ThCh$12,661,967.

•	Mortgage in favor of Inversiones Inmobiliaria Quilicura, Inversiones Bancard and Ases e Inversiones CMB S.A. for land located in the Community of Chicureo with a book value of ThChM$4,228,037.

a.2.	The Company has commitments arising from imports of inventory and plant and equipment under bank letters of credit amounting to ThCh$4,729,710.

b.	Indirect commitments

The Company has no indirect commitments.

c.	Management restrictions and financial covenants:

In accordance with long-term loan contracts with Banco Santiago and Banco Santander, the Company must comply with certain financial covenants. At December 31, 2003, the Company is in compliance with these covenants.

d.	Lawsuits

At December 31, 2003, the Company and its subsidiaries had lawsuits filed against them which are related to their normal business activity. According to the Company’s legal advisors and the Company’s management, they do not present risk of significant loss.

Due to the non-payment of a certain portion of the account receivable related to the sale of Supermercado Ekono S.A. (Argentina), the Company initiated judicial action against the guarantor of this debt as well as its parent. Management believes that the Company has contractual and legal recourse to recover the remaining balance in the form originally agreed to and, as a result, no provision is necessary.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Management believes that the Company has contractual and legal recourse to recover the remaining balance, in the form originally agreed to and as a result, no provision is necessary for the debt due by Disco S.A., which is guaranteed by Disco Ahold International Holding N.V..

Subsidiaries

Direct commitments:

•	General mortgage in favor of Banco Santander on the property located in La Dehesa St. Nº2016, Community of Lo Barnechea. The book value of such asset is ThCh$5,886,924.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest collected	627,924	128,454	81,220

Interest paid	12,378,656	11,744,958	14,762,985

Income taxes paid	872,353	878,374	641,646

Property, plant and equipment acquired by assuming directly related debt	5,976,682	5,820,569	5,715,300

24.	SUBSEQUENT EVENTS

On December 19, 2003, the Company signed a letter of intent with Carrefour Nederland B.V. to buy the shares of Carrefour Chile S.A. The Company entered into this transaction to expand the number of locations it services within its market area.

On January 7, 2004, the purchase agreement entered into on December 19, 2003 was consummated by virtue of which Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ¬99,999,940. At that same date, and based on the same document, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ¬60. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

Due to the recent acquisition date, the Company has not completed its analysis of the fair value of the assets acquired and liabilities assumed in this purchase.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

25.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified and described below.

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of Chilean peso, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end. The price-level restatement adjustments under Chilean GAAP are not reversed in the U.S. GAAP reconciliation as allowed under Securities and Exchange Commission rules.

a.1. Income Taxes - Since January 1, 2000, under Technical Bulletin No. 60 of the Chilean Institute of Accountants, the Company records income taxes using the liability method where deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities are booked. Upon adoption, contra assets or liabilities (“complementary accounts”) were recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The complementary accounts are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, the accounting is similar. However, at the adoption date of Statement of Accounting Standards No. 109, Accounting for Income Taxes, the change in accounting principle was immediately recognized through the income statement as a “Cumulative Effect of a Change in Accounting Principle.” Therefore, under U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP is reversed. In addition, there are tax effects recorded for any deferred tax effects related to other differences between Chilean GAAP and U.S. GAAP described herein.

a.2. Mandatory dividends - As required by Law No. 18,046, unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date whilst under Chilean GAAP, dividends are not recognized until approved by the shareholders. The effect on equity is included in the reconciliation below.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

a.3. Marketable equity securities - Under U.S. GAAP, marketable equity securities (mutual funds) investments other than those accounted for under the equity method are required to be accounted for under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.” This standard requires investments to be accounted for as follows: (1) held-to-maturity securities, which are defined as debt securities that a company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) available for sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity.

Under Chilean GAAP, the Company presents marketable equity (see Note 4 for detail) securities at the lower of cost plus price-level restatement or market. Under U.S. GAAP, all investments in marketable equity securities which the Company holds would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders ´ equity. The effect of this difference is not material.

The Company has not recorded any other than temporary impairment under U.S. GAAP related to these securities.

a.4. Property plant and equipment - Under Chilean GAAP, certain property, plant and equipment is reported in the financial statements at amounts determined in accordance with a technical appraisal. Such revaluation is not permitted under U.S. GAAP. The effects of this revaluation, as well as of the reversal of the related accumulated depreciation and depreciation expense for the year, are included in the reconciliations below.

a.5. Purchase accounting and impairment of goodwill - In accordance with Chilean GAAP, business combinations with companies under common control are accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding 20 years. Under U.S. GAAP, these business combinations involving companies under common control were as poolings of interests in accordance with Accounting Interpretation No. 39. No goodwill is recorded under U.S. GAAP. Under Chilean GAAP, at the merger date with Saitec S.A., El Rodeo S.A. and Almac Internacional S.A., the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company’s capital. Under U.S. GAAP, such negative goodwill and its subsequent amortization is eliminated.

Under Chilean GAAP, the acquisition of Maquinsa, an unrelated company, in 1997, was recorded at cost with the assets acquired and liabilities assumed stated at their book carryover basis, with any excess up to the purchase price being recorded as goodwill. Under U.S. GAAP, such business combinations are recorded at cost with the assets acquired and liabilities assumed stated at their respective fair value with any excess up to the purchase price being recorded as goodwill. The effects of such differences are recorded in the reconciliation below and include differences in the carrying values for assets, liabilities and goodwill and the resulting depreciation and amortization. In 1999, the Company settled an amount of ThCh$1,043,256

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

with the former owner of Maquinsa S.A. in arbitration. Maquinsa S.A. had been acquired by the Company in 1997. Under Chilean GAAP, this amount was recorded as goodwill. Under U.S. GAAP, this amount would have been expensed. The effects of this difference are presented in the reconciliation below.

In 1996 the Company purchased a 100% interest in Supermercados Ekono S.A. (Argentina). The Company previously held a 49.99% non-controlling interest, accounted for under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company’s shareholders and subsequently repurchased the 100% interest from such shareholders. Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, the sale and repurchase from shareholders were treated as capital transactions. In December 1999, the Company sold its 100.0% interest in Supermercados Ekono S.A. (Argentina). The effects of such differences are recorded in the reconciliation.

Under U.S. GAAP, in accordance with the adoption of Statement of Accounting Standard No. 142 (“SFAS No. 142”) on January 1, 2002, goodwill is no longer amortized, but is tested for impairment on an annual basis or whenever indicators of impairment arise. No cumulative effect of a change in accounting principle was recognized at that date nor has the annual impairment test required under SFAS No. 142 resulted in any goodwill impairment.

The transitional provisions of SFAS No. 142 required disclosure of reported net income in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and the effects of other accounting changes pursuant to the adoption of SFAS No. 142. Those disclosures are set forth below, presented as a reconciliation from U.S. GAAP net income to adjusted net income under U.S. GAAP excluding the amortization of goodwill.

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Net income under U.S. GAAP	44,446,071	29,406,796	23,667,385
Add back:
Goodwill amortization under U.S. GAAP	1,185,746	—	—

Adjusted net income under U.S. GAAP	45,631,817	29,406,796	23,667,385

	2001	2002	2003
	Ch$	Ch$	Ch$
Basic earnings per share:
Reported net income	32.21	21.31	17.15
Add back:
Goodwill amortization	0.86

Adjusted net income	33.07	21.31	17.15

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The movement in this account under U.S. GAAP only relates to currency restatement.

a.6. Severance indemnities - The Company has committed to provide a lump sum payment to each employee with more than six months of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees with more than six months of service, and a discount rate of 7%. Under U.S. GAAP, this arrangement is considered to be a benefit plan, and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. Prior service costs are recorded as deferred assets and charged to income using the straight-line method over the estimated average remaining service period of the employees. For Chilean GAAP, prior service costs which arose when the Company started recording severance indemnity liabilities in 1995, were expensed immediately. The difference related to the treatment for prior service costs is recorded as an adjustment in the reconciliation to U.S. GAAP.

The difference between U.S. GAAP and Chilean GAAP for the projected benefit obligation related to SFAS No. 87 and the related obligation under Chilean GAAP is not significant. The severance indemnity plan is unfunded.

a.7. Present value adjustment on accounts receivable - Under Chilean GAAP, the account receivable from Disco S.A. for the sale of Ekono Argentina in 1999 was recorded without discounting the long-term portion to its net present value at the date of sale. Under U.S. GAAP, in accordance with Accounting Principle Board Opinion No. 21, such receivable is recorded at the net present value of the amount using a 7% annual interest rate with the associated interest income accreted over the life of the loan. The effects of conforming with U.S. GAAP are shown in the reconciliation below. As the maturity date of the note was May 12, 2003, the cumulative foreign exchange gains or losses on the accreted interest income on the life of the note comprise the reconciling item.

a.8. Derivative instruments - Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized in either income or shareholders ´ equity (as a component of accumulated other comprehensive income). As the Company did not meet documentation standards for its forward exchange contracts, the unrealized gain associated with its forward exchange contracts is recognized through the income statement for U.S. GAAP purposes.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Under Chilean GAAP, the forward exchange contracts which the Company has entered into, are classified as “cash flow” hedges. The unrealized gain from marking these contracts to market is flowed through the income statement. Therefore, there is no U.S. GAAP to Chilean GAAP difference for these contracts.

The Company entered into an additional forward exchange contract (designated as a cash flow hedge of a forecasted transaction under Chilean GAAP ) to cover the fluctuation in the Chilean peso versus the Euro for its anticipated ¬100,000,000 purchase of Carrefour Chile S.A. (see note 24) on December 19, 2003, which purchase was completed on January 7, 2004. At December 31, 2003, the fair value of the financial instrument did not differ significantly from its recorded value. On January 7, 2004, upon settlement of this financial instrument, the Company realized a loss of approximately ThCh$3,042,000.

Under Chilean GAAP, the realized loss on this contract will be considered part of the purchase price of Carrefour Chile S.A. Under U.S. GAAP, SFAS No. 133 does not permit the designation of a forecast transaction related to a business combination as a hedge, therefore the loss will be recognized in income in 2004.

a.9. Effect of Conforming to U.S. GAAP - The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2003 purchasing power and thousands of U.S. dollars):

		Year ended December 31,
		2001	2002	2003	2003
	Paragraph	ThCh$	ThCh$	ThCh$	ThUS$
	(except for shares and earnings per share)				(note 2u)
Net income, in accordance with Chilean GAAP		40,951,696	24,015,257	20,819,444	35,061
Reversal of depreciation of the technical revaluation of property, plant and equipment	a.4	28,957	28,957	28,957	49
Adjustment for deferred taxes	a.1	(312,356)	663,238	647,453	1,090
Amortization of deferred asset for prior service cost		(22,816)	(22,816)	(22,816)	(38)
Reversal of amortization of negative goodwill	a.5	(345,967)	(345,967)	(353,188)	(595)
Adjustment to depreciation and amortization and monetary correction for fair value adjustment of acquired subsidiaries and reversal of amortization of goodwill in 2002 and 2003	a.5	398,263	794,748	794,748	1,338
Present value adjustment on accounts receivable from Disco S.A.	a.7	3,748,294	4,273,379	1,752,787	2,952

Net income and other comprehensive income, in accordance with US GAAP		44,446,071	29,406,796	23,667,385	39,857

Weighted average number of shares		1,380,000,000	1,380,000,000	1,380,000,000	1,380,000,000

Basic earnings per share		32.21	21.31	17.15	0.03

Consolidated operating income in accordance with U.S. GAAP was ThCh$56,173,591 in 2001, ThCh$32,221,059 in 2002 and ThCh$44,800,204 in 2003 which includes in 2002 a reclassification for restructuring expenses into operating income which were classified as non-operating expenses in Chilean GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The adjustments to reported net equity required to conform to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2003 purchasing power and thousands of U.S. dollars):

		December 31,
		2002	2003	2002
	Paragraph	ThCh$	ThCh$	ThUS$
				(note 2u)
Net equity, in accordance with Chilean GAAP		303,740,443	310,828,887	523,457
Reversal of the technical revaluation of property, plant and equipment	a.4	(1,873,416)	(1,873,416)	(3,155)
Reversal of the accumulated depreciation of the technical revaluation of property, plant and equipment	a.4	648,081	677,038	1,140
Adjustment for deferred taxes	a.1	(2,596,279)	(1,948,826)	(3,282)
Reversal of severance indemnity prior service cost	a.6	684,495	684,495	1,153
Amortization of deferred asset for prior-service cost	a.6	(182,531)	(205,347)	(346)
Mandatory dividend required by law (30% of net income less interim dividends paid)	a.2	(8,553,962)	(7,899,805)	(13,304)
Reversal of negative goodwill	a.5	3,459,670	3,459,670	5,826
Reversal of amortization of negative goodwill	a.5	(2,447,048)	(2,800,236)	(4,716)
Adjustment for discontinuation of amortization of goodwill	a.5	794,748	1,589,496	2,676
Adjustment to depreciation and monetary correction for fair value adjustment of acquired companies	a.5	1,775,501	1,775,501	2,990
Dividend paid in connection with the purchase of Supermercados Ekono S.A. (Argentina) from controlling shareholder	a.5	(1,350,730)	(1,350,730)	(2,275)
Adjustment to net loss on sale of Supermercados Ekono S.A. (Argentina)	a.5	(1,277,219)	(1,277,219)	(2,151)
Present value adjustment on accounts receivable from Disco S.A.	a.7	1,344,466	3,097,253	5,216
Adjustment for difference for arbitration settlement for Maquinsa S.A.	a.5	(1,043,256)	(1,043,256)	(1,757)

Net equity, in accordance with U.S. GAAP		293,122,963	303,713,505	511,472

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The changes in net equity accounts determined under U.S. GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2003 purchasing power):

ThCh$
Balance at January 1, 2001	254,744,774
Dividends declared	(15,998,482)
Mandatory dividend required by law	(5,108,485)
Net income for the year	44,446,071

Balance at January 1, 2002	278,083,878
Dividends declared	(14,133,134)
Mandatory dividend required by law	(235,577)
Net income for the year	29,406,796

Balance at December 31, 2002	293,121,963
Dividends declared	(13,729,999)
Mandatory dividend required by law	654,156
Net income for the year	23,667,385

Balance at December 31, 2003	303,713,505

b. Additional Disclosure Requirements

b.1. Reporting Comprehensive Income

U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

	For the year ended December 31,
	2001	2002	2003
	ThCh	$ ThCh	$ ThCh$
Net income under U.S. GAAP	44,446,071	29,406,796	23,667,385

Comprehensive income for the year	44,446,071	29,406,796	23,667,385

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.2. Income Taxes - The consolidated provision for income taxes charged to income is as follows:

	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Current tax (expense)	(6,680,057)	(5,857,911)	(5,479,708)
Deferred tax (expense) benefit	(1,243,868)	1,817,772	(375,500)

Charge for the year under U.S. GAAP	(7,923,925)	(4,040,139)	(5,855,208)

The consolidated U.S. GAAP deferred tax liability is summarized as follows:

	At December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Short-term
Allowance for notes and accounts receivable	367,717	691,674	1,053,753
Inventory	—	190,534	—
Accruals	390,674	1,395,236	845,354
Deferred charges	—	(116,988)	(363,894)
Tax loss carryforwards (1)	112,866	—	—

Net short-term deferred tax assets	871,257	2,160,456	1,535,213

Long-term
Property, plant and equipment	(4,277,418)	(4,926,109)	(6,899,999)
Accruals	411,724	502,796	594,025
Deferred charges	(1,602,280)	(1,323,274)	(1,252,631)
Tax loss carryforwards (1)	705,175	1,512,361	3,574,122

Net long-term deferred tax liability	(4,762,799)	(4,234,226)	(3,984,483)

Net deferred tax liability	(3,891,542)	(2,073,770)	(2,449,270)

(1)	In Chile tax loss carryforwards may be utilized indefinitely.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable tax rate of 15% in 2001, 16% in 2002 and 16.5% in 2003 (Chilean statutory income tax rate) to U.S. GAAP pretax income as a result of the following:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
At statutory Chilean tax rate	7,293,255	4,594,982	4,508,147
Effect of enacted change in tax rate	197,930
Effect of price level restatement at accounts receivable from Disco S.A.	(1,139,534)	(928,128)	1,248,787
Other price-level restatements and other	1,572,274	373,286	98,274

Effective tax	7,923,925	4,040,140	5,855,208

b.3. Cash flow information

i.The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	66,792,020	27,940,144	33,451,365

Cash provided by operating activities under U.S. GAAP	66,792,020	27,940,144	33,451,365

Cash provided by (used in) financing activities under Chilean GAAP	(867,088)	32,456,596	43,747,624

Cash provided by (used in) financing activities under U.S. GAAP	(867,088)	32,456,596	43,747,624

Cash used in investing activities under Chilean GAAP	(75,618,511)	(69,850,473)	(68,166,613)
Purchase of investments (1)	(5,638,222)	(1,313,117)	(2,000,145)

Cash used in investing activities under U.S. GAAP	(81,256,733)	(71,163,590)	(70,166,758)

(1)	This amount correspond to mutual fund investment.

The reclassification above relates to instruments which would not be considered cash equivalents in U.S. GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.4. Estimated Fair Value of Financial Instruments - U.S. GAAP requires disclosure of the fair value of financial instruments owned by the Company and its subsidiaries, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair values are based on the following methods and assumptions:

•	Cash - The fair value of the Company’s cash is equal to its carrying value.

•	Marketable securities - The fair value of the investments was determined based on market value.

•	Notes and accounts receivable and payable - The carrying amount of trade notes and accounts receivable and payable approximate fair value because of the short maturity of these instruments. The fair value of the note receivable from Disco approximates its carrying value, due to what management considers to be the short-term nature of the note in 2003. In 2002, the fair value of the note was estimated based on the present value at a discount rate determined in accordance with conditions in the local market (see Note 24).

•	Long-term debt and bonds - The fair value of the Company’s long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.

•	Short-term debt - Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value.

•	Derivatives - Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31,
	2002		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	19,961,139	19,961,139	34,395,705	34,395,705
Marketable securities	1,389,916	1,416,668	3,695,636	3,797,152
Notes and accounts receivable, net	126,281,052	126,281,052	131,849,382	131,849,382
Due from related companies	1,467,759	1,467,759	1,448,226	1,448,226
Accounts payable	160,100,454	160,100,454	180,299,719	180,299,719
Commercial paper and bonds	93,343,794	111,923,797	132,314,401	137,454,766
Due to related companies	7,710,100	7,710,100	7,802,355	7,802,355
Bank and financial institutions	79,585,127	79,585,127	82,907,812	82,907,812
Derivative instruments (1)	—	—	1,385,600	1,385,600

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

(1)	The Company enters into foreign currency forward contracts in order to hedge its exposure to non — Chilean peso foreign currency fluctuations related to non-Chilean peso denominated transactions. The Company’s accounting policy for such contracts is described in Note 1.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	At December 31, 2002			At December 31, 2003
	Notional	Carrying	Fair	Notional	Carrying	Fair
	amount	Amount	value	amount	amount	Value
					Dr. (Cr.)	Dr. (Cr.)
Foreign currency forward contracts	—	—	—	99,716,600	(1,385,600)	(1,385,600)

The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparties under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

b.5. Lease Commitments

The Company and its subsidiaries lease eight of their retail outlets and five of their warehouses under rental agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1% to 3% with minimum rentals. Minimum future rentals are as follows:

ThCh$
2004	3,261,862
2005	3,076,395
2006	3,002,653
2007	2,995,881
2008 and thereafter	27,047,158

Total	39,383,949

Consolidated rental expense was ThCh$1,974,983, ThCh$3,054,623 and ThCh$4,107,339 for the years ended December 31, 2001, 2002 and 2003, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.6 Segment Information

The Company’s operations are organized under two established store formats, allowing it to segment the market and target growth areas with the preferred format for the local market conditions. The formats provide the flexibility to match each store site with the format best suited to the surrounding area.

The Company’s store formats have been aggregated into one reporting segment in 2003 (supermarket format/hypermarket formats). The Company has also identified its credit card operations as a segment. These operations consist of the financing of customer accounts receivable on a long-term basis. The accounting policies of the segments are the same as those described in the summary of accounting policies included in the Chilean GAAP financial statements. The Company has reflected this method of segmentation in all years presented.

Summarized financial information concerning the segments of the Company and its subsidiaries is shown in the following table. Managements uses operating income as its measure of performance for segments.

	Hypermarket
	and Supermarket	Credit
	format	card		Other	Total
	ThCh$	ThCh$		ThCh$	ThCh$
2001
Revenues	920,136,470	7,606,006		21,970,292	949,712,768
Segment gross profit	182,358,964	7,606,006	(1)	23,829,501	213,794,471
Identifiable assets	337,875,641	—		95,408,053	433,283,694
Goodwill (2)	11,339,515	—		—	11,339,515
Operating income	45,311,605	2,013,405		9,290,097	56,615,107
2002
Revenues	1,022,833,539	11,256,760		24,629,041	1,058,719,340
Segment gross profit	206,905,303	11,256,760	(1)	23,479,557	241,641,620
Identifiable assets	364,167,567	—		108,374,187	472,541,754
Goodwill (2)	11,516,905	—		—	11,516,905
Operating income	30,649,030	2,669,567		9,346,202	42,664,799
2003
Revenues	1,112,257,702	19,086,291		31,655,804	1,162,999,797
Segment gross profit	222,894,972	19,086,291	(1)	19,903,281	261,884,544
Identifiable assets	367,976,095	—		113,295,073	481,271,168
Goodwill (2)	10,706,373	—		—	10,706,373
Operating income	29,146,916	4,333,300		11,761,548
					45,241,764

(1)	This amount does not include ThCh$1,241,707 for 2001; ThCh$1,498,277 for 2002; and ThCh$2,252,252 for 2003, corresponding to financial expenses which are included in non operating expenses in the consolidated income statements, which for segment operating profit purposes are classified as operational.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

(2)	The only change in goodwill is related to the amortization under Chilean GAAP. Information in this footnote is presented under Chilean GAAP as it represents the basis upon which the operational personnel evaluate the business.

Reconciliation of identifiable assets to total assets:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Identifiable assets	433,283,694	472,541,754	481,271,168
Corporate assets	25,490,964	21,932,850	18,374,736

Total	458,774,658	494,474,604	499,645,904

Supermarkets/Hypermarkets

Supermarkets are characterized by traditional neighborhood supermarkets (average selling area of 2,000 m2) providing a pleasant, friendly atmosphere and personalized attention, with an emphasis on food. These stores offer a broad assortment of quality perishables and groceries. Additionally, a variety of prepared dishes is available in those stores located in higher income areas. The hypermarket, which was modeled on the European model, is characterized by selling spaces of between 6,000 and 13,000 square meters offering, in addition to traditional food items, non - food items such as home appliances, electronics, hardware, sports, toys, textiles and articles for the home.

Credit card operations

Servicios Administración de Créditos Comerciales Presto Ltda. is an subsidiary of the Company. Its corporate purpose is the placement of long-term financing on personal consumer debt taking advantage of all synergies of the supermarket segment. This segment’s income consists of the interest income associated with its credit cards. The financing of its operations is generated by 100% by the Company, for which Presto pays interest to the parent, D&S, for funding its operations. During 2003, Presto’s operation increased significantly. This is primarily related to the increased usage of financing by customers.

The following information is disclosed related to credit card operations.

Allowance for credit risk associated to accounts receivable - The allowance for credit risk associated to accounts receivable is established taking into account the experience of delinquency and write-offs. Accounts and notes receivable are stated net of such allowance.

Interest - The amount recorded in the balance sheet for loans includes accrued interest.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The Company discontinues the accrual of interest on high - risk or past - due loans (90 days).

The allowance for doubtful credit card accounts receivable was ThCh$634,583 at December 31, 2001, ThCh$979,665 in December 31, 2002 and ThCh$3,059,394 at December 31, 2003. See provisions and write-offs in note 25.b.9.

The short - term and long - term components of the credit card loan receivables are as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Short - term	24,539,113	39,246,573	76,293,458
Long - term	519,458	2,820,468	7,108,467

Total	25,058,571	42,067,041	83,401,925

Amount of past due (90 days) credit card loans at each year end was as follows:

ThCh$
2001	792,959
2002	1,752,907
2003	11,418,898

The past due credit card loans increased at December 31, 2003 due to an increase in the loan portfolio undertaken in conjunction with the Company’s strategy to expand this business segment.

Other

This amount is mainly composed of rental revenue, for kiosks, etc., within the supermarkets and hypermarkets.

The Company operates in only one geographic segment, Chile.

b.7. Advertising Costs

The Company expenses advertising costs as incurred. Consolidated advertising costs for the years ended December 31, 2001, 2002 and 2003 were ThCh$11,711,674, ThCh$14.366.790 and ThCh$12,053,950, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.8. Vendor allowances

Net revenue includes revenue obtained from suppliers for reaching selling goals and purchasing a certain volume of goods, which is recorded on an accrual basis and included in net revenue on the statements of income. The amounts recorded have been reclassified from revenue to deductions from the cost of sales line for U.S. GAAP purposes as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
	Dr (Cr)	Dr (Cr)	Dr (Cr)
OPERATING RESULTS
Net revenue	71,455,372	82,851,516	94,695,935
Cost of sales	(71,455,372)	(82,851,516)	(94,695,935)

b.9. Servicios y Administración de Créditos Comerciales Presto Ltda. – Additional Disclosure

The Company provides credit operations through its subsidiary, Servicios y Administración de Créditos Comerciales Presto Ltda.

The following summarizes the activity in the allowance for doubtful account for the periods indicated:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
January 1, balance	442,801	634,583	979,965
Additional provisions	2,279,091	3,584,186	8,585,000
Write-offs, net	(2,087,309)	(3,238,804)	(6,505,571)

December 31, balance	634,583	979,965	3,059,394

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.10 Valuation and Qualifying Accounts

(In thousands of constant Chilean pesos of December 31, 2003)

	Balance	Additions
	at	charged to			Balance
	beginning	costs and			at end of
	of period	expenses	Deductions	Other	period
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
December 31, 2001
Allowance for doubtful Accounts receivable	1,608,493	3,740,326	(2,306,227)	—	3,042,592
Allowance for inventory	1,760,729		(1,760,729)	—	—
December 31, 2002
Allowance for doubtful Accounts receivable	3,042,592	5,073,047	(3,437,415)	—	4,678,224
Allowance for inventory	—	1,154,756	—	—	1,154,756
Allowance for restructuring	—	4,997,480	—	—	4,997,480
December 31, 2003
Allowance for doubtful Accounts receivable	4,678,224	9,270,202	(6,594,858)		7,353,567
Allowance for inventory	1,154,756		(1,154,756)		—
Allowance for restructuring	4,997,480	—	(4,997,480)	—	—

b.11. Recent Accounting Pronouncements

In January 2003, the Chilean Institute of Accountants issued Technical Bulletin N°72, “Business Combination and Consolidation of Financial Statements”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2004 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions where there is no clear acquirer. Technical Bulletin N°72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin N°72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

In January, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective for the Company on January 1, 2003.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Concluded)

In December 2003, the FASB issued a revision to interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special — purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We believe that the adoption of FIN 46 will have a material impact on the Company’s financial position, cash flows and results of operations. The Company did not enter into any transactions under the scope of FIN 46R after February 1, 2003. The Company is still evaluating the effect that FIN 46R will have in respect of arrangements already in place at January 1, 2003.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) N°104, Revenue Recognition. SAB 104 updated portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC regulations. The Company believes it is following the guidance of SAB104.

In June, 2003, the FASB issued SFAS No.150, Accounting for Certain Financial Instrument with Characteristics of both Liabilities and Equity. This Statement clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a Company’s scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or in certain circumstances, an unconditional obligation. The Company does not believe that there will be any effects on the results of operations, financial condition, or cash flows relating to the adoption of this pronouncement.

* * * * * *