Form 20-F
period 2004-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2005-07-15
CIK 1046247

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act :

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

     Common Stock, with no par value: 6,520,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes       ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☑ Item 18

INTRODUCTION

     Distribución y Servicio D&S S.A is a corporation organized under the laws of Chile. We completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We conducted a preemptive rights offering to the holders of our ADSs in the United States in August 2004. We also listed our common shares on the Madrid Stock Exchange in December 2002. Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile. Our telephone number is 011-562-200-5000, and our website is www.dys.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, United States. Puglisi & Associates’ phone number is (302) 738-6680.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3 — “Key Information — Risk Factors”, Item 4 — “Information on the Company” and Item 5 — “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things:

•	our strategy;

•	the integration of the stores acquired from Carrefour Chile in January 2004;

•	any new store openings;

•	our expectations regarding ongoing litigation, and particularly the likelihood of full recovery on the purchase price owed on our sale of
Ekono Argentina;

•	our capital expenditure plans;

•	industry trends; and

•	other expectations, intentions and plans contained in this annual report that are not historical fact.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, in this annual report:

•	“U.S. dollars”, “dollars”, “$”, or “US$” refer to United States dollars;

•	“pesos” or “Ch$” refer to Chilean pesos, the legal currency of Chile;

•	“Argentine pesos” or “A$” refer to Argentine pesos, the legal currency of Argentina;

•	“UF” refers to Unidades de Fomento, an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate; and

•	“€” refers to euros, the legal currency of the European Union.

     In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable. The term “sales”, as used in this annual report, is distinct from “net revenues”, and is limited to product sales (net of value added tax) attributed to our retail operations.

     From north to south, Chile is divided into 13 political subdivisions, each called a “Region”. All of the Regions are denominated by Roman numerals (i.e., I-XIII). The thirteenth Region which is not denominated by a Roman numeral corresponds to the Metropolitan Region which includes the City of the Santiago.

     We have computed the information contained in this annual report regarding annual volume, per capita growth rates and levels, market share, product segment, and population data in the supermarket industry based upon market statistics. Sales figures for the supermarket industry in Chile are based upon industry surveys and information reported to the Instituto Nacional de Estadísticas, or INE. Certain market information contained in this annual report is dated as of August 31, 2004, the last date of the formal publication of sales and market share by A.C. Nielsen Company. Additional data was obtained from third parties and from our own research and estimates.

     Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros, the Chilean Superintendency of Securities and Insurance, or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 26 to our audited consolidated financial statements for the years ended December 31, 2003 and 2004 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 26 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2002, 2003 and 2004 and our total shareholders’ equity at December 31, 2003 and 2004.

     On April 13, 2005, we announced a restatement of our Chilean GAAP financial statements for 2003 to correct an error in our determination of our allowance for doubtful accounts related to our Presto credit card. In preparing financial statements, certain estimates and assumptions are made which affect the reported amounts of assets and liabilities. Management has determined that its predictive model used to determine our allowance for doubtful accounts related to our Presto credit card had not reflected deteriorations in the collectibility of certain aged installment payment receivables. See Note 24 to our financial statements. By applying the appropriate deterioration in collectibility information to our predictive model, the allowance for doubtful accounts of the Presto credit card at December 31, 2003 was restated to Ch$14,320 million from Ch$3,059 million. The restatement is presented net of a deferred tax benefit in income of Ch$1,855 million.

     Additionally, we have restated our shareholders’ equity reconciliation to U.S. GAAP as of December 31, 2003, our opening shareholders’ equity under U.S. GAAP as of January 1, 2003 and our net income reconciliation to U.S. GAAP for the years ended December 31, 2002 and 2003 to reflect deferred tax and minority interest adjustments on U.S. GAAP adjustments, capitalization of volume rebates associated with unsold inventory, depreciation adjustments for differences in purchase accounting principles between U.S. GAAP and Chilean GAAP, and mathematical errors in the calculation of the present value of the Disco account receivable under Accounting Principles Board Opinion No. 21. See Note 26 to our financial statements.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

General

     The following table presents our summary consolidated financial data and other financial and operating information at the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda., independent registered public accounting firm. The summary consolidated Chilean GAAP financial information as of and for the years ended December 31, 2000 and 2001 was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. and are not included herein. The consolidated financial data should be read in conjunction with our consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 26 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered by the financial statements.

     On April 13, 2005, we announced a restatement of our Chilean GAAP financial statements for 2003 to correct an error in our determination of our allowance for doubtful accounts related to our Presto credit card. In preparing financial statements, certain estimates and assumptions are made which affect the reported amounts of assets and liabilities. Management has determined that its predictive model used to determine its allowance for doubtful accounts related to its Presto credit card had not reflected deteriorations in the collectibility of certain aged installment payment receivables. See Note 24 to our financial statements. By applying the appropriate deterioration in collectibility information to our predictive model, the allowance for doubtful accounts of the Presto credit card at December 31, 2003 was restated to Ch$14,320 million from Ch$3,059 million. The restatement is presented net of a deferred tax benefit in income of Ch$1,855 million.

     Additionally, we have restated our shareholders’ equity reconciliation to U.S. GAAP as of December 31, 2003, our opening shareholders’ equity under U.S. GAAP as of January 1, 2003 and our net income reconciliation to U.S. GAAP for the years ended December 31, 2002 and 2003 to reflect deferred tax and minority interest adjustments on U.S. GAAP adjustments, capitalization of volume rebates associated with unsold inventory, depreciation adjustments for differences in purchase accounting principles between U.S. GAAP and Chilean GAAP, and mathematical errors in the calculation of the present value of the Disco account receivable under Accounting Principles Board Opinion No. 21. See Note 26 to our financial statements.

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

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the observed exchange rate reported by the Chilean Central Bank for December 31, 2004, which was Ch$557.40 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts presented in this annual report could have been or could be converted into Chilean pesos or U.S. dollars, as the case may be, at any particular rate or at all.

Recent Developments

     Common Stock and Preemptive Rights Offering. In 2004, we carried out a capital increase of 250,000,000 common shares, of which 166,637,636 shares of our common stock were offered in Chile and the United States. In August 2004, we also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by ADR rights. The subscription price was Ch$620 per new common share and Ch$9,300 per ADS . After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$155,048,729 million (US$247 million) (historical amounts). The unsubscribed shares were later offered and sold to the open market in Chile.

     Stock Split/ADR Ratio Change. Effective December 6, 2004, we conducted a one-to-four stock split of our common shares in Chile. As a result of the stock split, the number of our outstanding shares increased from 1,630,000,000 to 6,520,000,000. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

     Agreement with DIASA. On December 31, 2004, we entered into a framework agreement with Distribuidora Internacional de Alimentación S.A. (DIASA), a Spanish corporation and subsidiary of the Carrefour Group, with the purpose to establish an appropriate contractual framework to facilitate the assessment and eventual possibility of entering into final agreements for the set up and development of a chain of proximity and convenience stores in the Republic of Chile.

Selected Financial and Operating Data

	At and for the year ended December 31,
	2000(18)		2001(18)		2002(16)		2003(16)		2004		2004(1)
	(Restated and unaudited)		(Restated and unaudited)		(As restated)		(As restated)
	(amounts in millions of constant Ch$ and millions of US$, and except per share and
	per ADS information and percentages or as otherwise indicated)
INCOME STATEMENT DATA:

Chilean GAAP:
Net revenue	Ch$	882,222	Ch$	973,456	Ch$	1,085,187	Ch$	1,192,075	Ch$	1,440,461	US$	2,584.3
Cost of sales		(690,245)		(754,316)		(837,505)		(923,643)		(1,107,916)		(1,987.6)
Gross profit		191,975		219,140		247,682		268,432		332,545		596.6
Selling and administrative expenses		(141,956)		(161,108)		(203,951)		(233,243)		(303,026)		(543.6)

Operating income		50,019		58,031		43,731		35,189		29,519		52.9
Non-operating income		2,630		1,653		1,353		1,521		2,889		5.2
Non-operating expenses		(18,138)		(15,811)		(21,270)		(18,992)		(22,036)		(39.5)
Net price-level restatement and foreign exchange gain (loss)		688		5,904		5,622		(893)		2,113		3.85

Non-operating loss		(14,820)		(8,253)		(14,295)		(18,364)		(17,034)		(30.6)
Income (loss) before income taxes		35,199		49,778		29,436		16,825		12,485		22.4
Income taxes		(3,636)		(7,802)		(4,821)		(4,764)		(2,128)		(3.8)

Net income (loss)	Ch$	31,563	Ch$	41,976	Ch$	24,615	Ch$	12,061	Ch$	10,357	US$	18.6

Basic and diluted earning per share(2)	Ch$	5.72	Ch$	7.61	Ch$	4.45	Ch$	2.18	Ch$	1.77	US$	0.0
Basic and diluted earning per ADS(3)		343.20		456.60		267.00		130.80		106.41		0.1

Dividends per share(4)	Ch$	2.5	Ch$	2.5	Ch$	2.5	Ch$	2.5	Ch$	1.88	US$	0.0
Dividends per ADS(3)(4)		150.0		150.0		150.0		150.0		112.50		0.2
Weighted average shares outstanding (in millions)(5) (17)		5,520		5,520		5,520		5,520		6,520		N/A

U.S. GAAP:
Net revenue	Ch$	822,366	Ch$	900,214	Ch$	1,000,264	Ch$	1,095,012	Ch$	1,312,683	US$	2,355.0
Operating income		49,952		57,941		37,518		34,434		28,884		51.8
Net income (loss)		31,854		44,247		29,648		15,107		9,578		17.2

Basic and diluted earning per share(2)	Ch$	5.77	Ch$	8.02	Ch$	5.37	Ch$	2.74	Ch$	1.64	US$	0.0
Basic and diluted earning per ADS(3)		346.24		480.95		322.26		164.21		96.4		0.1
Weighted average shares outstanding (in millions)(5) (17)		5,520		5,520		5,520		5,520		5,840		N/A

BALANCE SHEET DATA:

Chilean GAAP:
Total current assets	Ch$	141,500	Ch$	160,345	Ch$	256,238	Ch$	319,639	Ch$	381,566	US$	684.5
Property, plant and equipment-net		427,522		470,243		506,837		512,137		595,014		1,067.5
Total assets		642,388		710,888		781,884		856,562		1,036.124		1,858.9
Short-term debt		13,434		46,568		118,734		138,423		101,145		181.0
Long-term debt		195,050		167,765		142,322		179,441		232,224		416.6
Total shareholders’ equity		275,629		301,204		311,334		309,320		465,913		817.9
Ratio of shareholders’ equity to capitalization (6)		57.8%		59.6%		62.3%		59.8%		64.2%		64.2%

U.S. GAAP:
Total assets	Ch$	643,847	Ch$	711,868	Ch$	787,505	Ch$	856,758	Ch$	1,038,111	US$	1,862.4
Long-term debt		199,042		167,765		142,322		183,845		235,411		422.3
Total shareholders’ equity		260,166		284,090		297,022		298,761		452,820		812.4

OTHER FINANCIAL INFORMATION Chilean GAAP:
Capital expenditures	Ch$	51,802	Ch$	73,709	Ch$	70,563	Ch$	45,263	Ch$	151,066	US$	271.0
Depreciation and amortization		30,855		32,551		35,462		38,949		49,273		88.4
Net cash provided (used in) from operating activities		66,171		68,462		29,095		34,287		(13,484)		(24.2)

Financial Ratios(7) (Chilean GAAP):
Gross margin		21.8%		22.5%		22.8%		22.5%		23.1%		23.1%
Operating margin		5.7		6.0		4.0		3.0		2.0		2.0
Net margin		3.6		4.3		2.3		1.0		1.0		1.0
Current ratio		84.5		68.3		79.5		88.6		112.4		112.4
Financial debt/total shareholders’ equity		75.6		71.2		83.9		102.8		73.12		73.12

	At and for the year ended December 31,
	2000(18)		2001(18)		2002(16)		2003(16)		2004		2004(1)
	(Restated and unaudited)		(Restated and unaudited)		(As restated)		(As restated)
	(amounts in millions of constant Ch$ and millions of US$, and except per share and
	per ADS information and percentages or as otherwise indicated)
Operating Information:
Number of stores (at end of period):
Almac		4		4		4		—		—		N/A
Ekono		31		28		23		—		—		N/A
Lider Express(8)		—		—		—		26		23		N/A
Lider		14		16		21		23		31		N/A
Lider Vecino(9)		3		5		13		19		24		N/A
Lider Mercado(10)		—		1		1		—		—

Total		52		54		62		68		78

Total selling space		242,007		263,635		309,361		333,344		404,467		N/A
Average selling space per store(9)		4,566		4,810		5,005		4,902		5,195		N/A
Average sales per store (in millions)(10)(11)	Ch$	15,043	Ch$	16,583	Ch$	16,601	Ch$	16,511	Ch$	16,633	US$	29.04
Increase (decrease) in same store sales(11)(12)		2.4%		3.0%		(1.4)%		0.3%		1.6%		N/A
Sales per square meter (in millions)(11)(13)	Ch$	3.3	Ch$	3.5	Ch$	3.3	Ch$	3.3	Ch$	3.2	US$	0.006
Total number of employees(14)		12,154		15,988		17,912		19,494		26,333
Sales per employee(11)(15)	Ch$	69.6	Ch$	68.2	Ch$	60.2	Ch$	66.1	Ch$	62.8	US$	0.113

(1)	Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$557.40 per U.S. dollar, the Observed Exchange Rate at December 31, 2004. Dividends are translated at the Observed Exchange Rate on the date of payment. Such U.S. dollar transactions are presented for the convenience of the reader and should not be construed as representations that the Chilean peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2)	Net income (loss) per share expressed in constant Chilean pesos by dividing net income by number of shares outstanding at period-end. In U.S. GAAP, earnings per share are calculated on the basis of the weighed average shares outstanding. The figures for 2004 reflect a capital increase of 250,000,000 shares of common stock in August 2004 and a stock split of one-to-four in December 2004.

(3)	Earnings per ADS reflect a ratio of 60 common shares per ADS. This is explained by the one-to-four stock split on local shares, effective December 6, 2004. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

(4)	Figures are in constant Chilean pesos and U.S. dollars. U.S. dollar amounts for dividends are calculated by applying the Observed Exchange Rate on the dividend payment date to the nominal peso amount.

(5)	Calculated on the basis of the number of shares outstanding and fully paid.

(6)	Capitalization is equal to the current portion of long-term debt plus long-term debt plus minority interest and equity.

(7)	These ratios, which are expressed as percentages, were calculated as follows: Gross margin = Gross profit/Net revenues; Operating margin = Operating income/Net revenues; Net margin = Net income/Net revenues; Current ratio = Current assets/Current liabilities.

(8)	Includes stores formerly operated under the Almac and Ekono brands.

(9)	In square meters. Calculated by adding the average monthly selling space for each month during the year and dividing the result by 12. Average monthly selling space is defined as total selling space as of the last day of the month divided by the number of stores open on the last day of such month. Sales area of FarmaLider stores not included (marginal). Each square meter is equivalent to 10,764 square feet.

(10)	Sales for the period divided by the average number of stores at the end of each month during the period. Includes sales from FarmaLider stores.

(11)	“Sales” set forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP.

(12)	Reflects increase (decrease) in net revenues of all stores open and operated by our company through out two corresponding financial periods and, consequently, excludes net revenues of stores opened or closed or which underwent renovation during either of such periods.

(13)	Sales for the period divided by the average square meters of selling space at the end of each month during the period includes sales from FarmaLider stores, sales area of these stores is not included.

(14)	Number of full-time equivalent employees at period-end (company total).

(15)	Sales for the period divided by the average number of employees at the end of each month during the period (full time shifts in stores) including employees in FarmaLider stores.

(16)	On April 13, 2005, our company announced that it would restate its financial statements for 2003 to correct an error in its determination of its allowance for doubtful accounts related to its Presto credit card. These figures correspond to restated figures. The allowance for doubtful accounts of the Presto credit card at December 31, 2003 was restated to Ch$14,320 million from Ch$3,059 million and the deferred tax benefit was restated by Ch$1,855 million. Additionally, the company has determined that certain adjustments are necessary to various accounts in its U.S. GAAP financial statements as of and for the years ended December 31, 2002 and 2003. See Note 26 to our financial statements.

(17)	In 2004, we made a capital increase at 250,000,000 common shares, which was entirely subscribed and paid. As a result of this, the number of our outstanding shares increased from 1,380,000,000 to 1,630,000,000 shares. Effective December 6, 2004, we conducted a one-to-four stock split of our common shares in Chile. As a result of the stock split, the number of our outstanding shares increased from 1,630,000,000 to 6,520,000,000. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

(18)	We have restated our 2000 and 2001 net income in U.S. GAAP to reflect the effect on our included financial information on the allocated portions of the restated opening shareholders’ equity adjustments as of January 1, 2002 to those years. These numbers are unaudited.

Exchange Rates

     Chile has a liberalized exchange system. There is a regulated exchange market known as the Mercado Cambiario Formal, or the Formal Exchange Market. Transactions taking place outside the Formal Exchange Market, which are lawful unless specifically prohibited, are deemed to occur in what is known as the Mercado Cambiario Informal, or the Informal Exchange Market. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Chilean Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be performed through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Chilean Central Bank. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

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

     Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. At December 31, 2004, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date, of Ch$ 557.40 per US$1.00.

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

Observed Exchange Rate (4)
Period	Low (1)		High (1)		Average		Year End
2000 (2)	Ch$	501.04	Ch$	580.37	Ch$	542.08	Ch$	573.65
2001 (2)		557.13		716.62		636.39		654.79
2002 (2)		641.75		756.56		694.46		718.61
2003 (2)		593.10		758.21		691.40		593.80
2004 (2)		557.40		649.45		609.53		557.40
December 2004 (3)		557.40		597.27		576.17		N/A
January 2005 (3)		560.30		586.18		574.12		N/A
February 2005 (3)		563.22		583.84		573.58		N/A

Observed Exchange Rate (4)
Period	Low (1)	High (1)	Average	Year End
March 2005 (3)	578.60	591.69	586.48	N/A
April 2005 (3)	572.75	588.95	580.46	N/A
May 2005 (3)	570.83	583.59	578.32	N/A

(1)	Reflects pesos at historical values rather than constant pesos.
(2)	The average of observed exchange rates for pesos on the last day of each full month during the relevant period.
(3)	The average of closing observed exchange rates for pesos for each day of transactions during the month.
(4)	Transactions carried out on the previous bank business day reported by the Central Bank.

Source: The Chilean Central Bank

RISK FACTORS

     An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

Risks Relating to Our Company

     Our current strategy may erode our profitability.

     In mid-2003, we strengthened our commitment to our “Every Day Low Prices”, or EDLP, strategy, which was designed to create significant price advantage over our competitors. In the short term, this EDLP strategy reduced our profitability because our volume increases and cost reductions did not fully offset the price decreases. In the last quarter of 2004, the EDLP strategy evolved into its next stage, our “Exceptional Value” strategy, which aims to deliver service and quality at the lowest possible price by keeping a perceptual price positioning along with incentives for holders of our Presto credit card, the development of our Lider brand name, and high-low pricing in perishables. The long-term success of our strategy is subject to significant risks, including the following:

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

     Any one of these factors could adversely affect our current strategy and, consequently, our business, financial condition, results of operations, cash flows and prospects.

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

     Additionally, there is a trend towards consolidation in the Chilean supermarket industry. Our main Chilean competitor, Cencosud S.A., which owns Jumbo, purchased Santa Isabel from Royal Ahold in 2003, Montecarlo and Las Brisas in 2004. As a result of those acquisitions, Cencosud has recently become a stronger competitor in the Chilean market. We purchased in January 2004, Carrefour Chile S.A., also participating in the consolidation of the sector. Similarly, Falabella, the main department and home improvement store network in Chile, acquired in 2004 the supermarket chain San Francisco, thus expanding their operations into the supermarket industry. If other competitors enter into the supermarket sector and are successful in capturing market share, our results of operations may be adversely affected.

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

     Our Presto credit card business is a growing segment of our operations. Over the twelve months from December 31, 2003 to December 31, 2004, we increased our number of accounts in good standing by 68.9% from 652,541 to 1,180,456 account holders. From 2003 to 2004, our net revenues derived from credit card financial income increased 30.7% to Ch$28,155 million or 2.0% of our net revenue (unconsolidated figures). At the same time our delinquency rates have been increasing. Our amounts past-due have increased 64.2% from Ch$11,612 million at December 31, 2003 to Ch$18,602 million at December 31, 2004 and as a percentage of total accounts receivable have decreased from 13.4% to 13.2%. At December 31, 2004, we had 1,180,456 accounts in good standing with credit outstanding of Ch$141,201 million (US$253.3 million), and we intend to continue to increase the number of account holders in the near term. On June 16, 2005, the Superintendencia de Bancos e Instituciones Financieras, authorized our subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., to issue and administer credit cards under the Presto name nationally, in conformity with the established norms in Chapter III.J.1 of the Compendio de Normas Financieras of the Central Bank of Chile. Accordingly, the company has determined that this is a type I subsequent event under Chilean GAAP which required an increase in our recording of our allowance for doubtful accounts as of December 31, 2004 for the accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A. to be in accordance with the rules of the Suprintendencia de Bancos e Instituciones Financieras. At December 31, 2004 our allowance for doubtful accounts was Ch$18,270 million (US$32.8 million), representing 14.9% of our total net receivables.

     We assume sole responsibility for account approval and credit risk by administering Presto as a separate operating unit. As a result, we are exposed to increased credit and financial risk, which may adversely affect our financial condition and results of operation. These risks include:

•	Economic Downturns - Our credit card business is affected by general economic conditions beyond our control, including employment levels, consumer confidence and interest rates. A downturn in the Chilean economy may lead to a decrease in credit sales;

•	Increased Delinquencies and Charge-offs - Subject to our credit standards, we seek to increase the in-store credit available to our customers, particularly to permit the purchase of more expensive, higher-margin durable goods. As a result, our credit card operations accept a significant portion of applicants otherwise rejected by credit card operations administered by local Chilean banks. These customers generally have higher rates of charge-offs and delinquencies and are more adversely affected by downturns in the Chilean economy than customers with better credit profiles;

•	Inability to Predict Future Charge-offs - The approaches we use to select our customers may not be as effective at predicting future charge-offs due to changes in the economy, which may result in higher incidence of delinquencies among our customers;

•	Changes in Credit Card Use - A variety of social factors may cause changes in credit card use, including changes in consumer confidence levels, the public’s perception of the use of credit cards, and changing attitudes about incurring debt; and

•	Increased Regulation - Although our credit card business is currently not subject to government regulation other than laws and regulations generally applicable to issuers and operators of credit cards, the Chilean government may impose regulations in the future. In late 2004 our subsidiaries that concentrate our credit card activities filed applications before the Central Bank of Chile requesting authorization to respectively issue and operate the Presto card, which to date has been an in-store credit card, as what is known in Chile as an “open credit card”, that is, a credit card that may be used for the purchase and financing of purchases from any establishment or business that has previously affiliated with the credit card system. We were granted the authorization in January 2005. In addition, on June 16, 2005, the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions), authorized our subsidiary, Presto, to operate our credit card as an “open credit card”, subject to compliance with certain formal requirements, which are expected to be satisfied before year-end. The regulations of the Superintendencia de Bancos e Instituciones Financieras require higher levels of provisions for payment defaults than required under our previous policy. There regulations could increase our costs and limit the manner in which we may offer and extend credit. As a result of receipt of this approval, we have determined to restate our financial statements for 2004 to reflect the effect of this change in provisioning policy which amounted at December 31, 2004 in higher provisions of Ch$5,099 million (US$9.2 million). The Chilean government is currently considering new legislation which may require additional disclosure by retail companies granting credit to consumers. See “Information on the Company—Regulation”.

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

     Chile has antitrust laws that limit the abuse of market share by a company in any particular industry. On October 5, 2004, the Tribunal de Defensa de la Libre Competencia, a recently instated authority that replaced the Comisión Resolutiva Central as the higher special-purpose court for antitrust matters, issued a ruling related to a fact finding investigation regarding procurement practices in the food retailing sector. This ruling ordered that: i) the supermarket chains operated by our company and Cencosud S.A. should refrain from unilaterally and ex post facto alter the price and other previously agreed terms of purchases from suppliers; ii) the supermarket chains operated by our company and Cencosud S.A. should establish unbiased and objective terms and conditions for purchases to be made from suppliers and duly inform them in advance of such terms and conditions; and, iii) the supermarket chains operated by our company and Cencosud S.A. and any and all persons related to them, up to their final controllers, should consult in advance with the Tribunal de Defensa de la Libre Competencia any and all negotiations or agreements, of any form and nature, that directly or indirectly imply an acquisition of or their integration or merger with, companies in the same business. Upon rendering of the ruling described above both our company and Cencosud S.A. filed a special appeal before the Supreme Court of Law of Chile challenging the above-described restriction imposed on such companies to consult with the Tribunal de Defensa de la Libre Competencia, as both companies believed it exceeded the competence of such authority. On May 26, 2005, the Supreme Court of Law ruled in favor of our company and Cencosud S.A. and annulled the third part of the decision of the Tribunal de Defensa de la Libre Competencia in which it imposed the above-described consultation obligation.

     With regards to the first part of the above-mentioned ruling (item “i”), our company has made clear that such practices are not undertaken nor accepted among our commercial policies and procedures under which we conduct our business relationships with vendors. Price and other previously agreed upon terms of purchases are not unilaterally changed after negotiations have been concluded. Therefore, this part of the ruling has no impact on the company’s business activities or results of operations.

     Although we believe our procurement policies comply with applicable laws and regulations, Chilean regulatory scrutiny and policies requiring further objective, uniform and non-discriminatory procurement policies may constrain our ability to achieve optimal pricing based on our market leading market share, which may adversely affect the success of our business.

     The default on the payment of the deferred amount of the purchase price for Ekono-Argentina may adversely affect our financial condition and results of operations.

     We sold our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December of 1999 for US$150 million. However, only US$60 million of the purchase price was paid in May 2000, with the balance of US$90 million payable in May 2003 and guaranteed by the Netherlands Antilles Company “Disco-Ahold International Holdings N.V.”, which we refer to as Ahold and is a subsidiary of Royal Ahold N.V. We were informed in December 2002 that Disco S.A. would not pay us the entire US$150 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under Argentine foreign currency convertibility regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.00 to US$1.00 and totaled US$42 million.

     We are involved in various legal challenges to recover the remaining amounts due. In April 2003, we sued Ahold in the Netherlands Antilles for not fulfilling its obligations as guarantor of the balance to be paid in installments. Such lawsuit is still pending resolution. Additionally, in April 2005, our company started legal proceedings against Royal Ahold N.V., the parent company in the Netherlands, seeking damages because of what we believe constitutes tortious interference in the actions of Ahold and Disco S.A. If we are unable to recover the remaining balance (currently US$47.5 million), plus interest and costs, owed to us, our financial condition and prospects may be adversely affected. Moreover, if we are unable to recover, or if we determine it is probable that we will be unable to recover, the remaining amounts owed, we may be required to write off the amount in dispute, which would have an adverse effect on our results of operations for that period. For more information, see Item 4 — “Information on the Company — Legal Proceedings”.

     Our controlling shareholders own a substantial majority of our share capital and exercise significant influence over board decisions.

     Control of our company is vested in a series of companies beneficially owned or controlled by our controlling shareholders, Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and our controlling shareholders controlled 63.17% of our outstanding capital stock at December 31, 2004. Therefore, our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholders’ vote, including:

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

     The disposition by the companies controlled by our controlling shareholders, Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott, of a significant number of the shares of our company they hold, or the perception that such a disposition might occur, could adversely affect the trading price of our shares and ADSs. If a significant disposition were to occur, Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott may not continue to own a controlling percentage of our capital stock and an actual or potential reduction in their ownership percentage may have an adverse effect on our results of operations or financial condition.

Risks Relating to Chile

     Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

     At December 31, 2004, all of our assets and revenues were located or generated in Chile. Retail food sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. Chilean economic conditions can be adversely affected by a variety of factors, most of which are beyond our control, including:

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

     The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and, more recently, periods of significant appreciation, and could be subject to significant fluctuations in the future. In the period from December 31, 2003 to December 31, 2004, the value of the Chilean peso relative to the U.S. dollar increased by 6.1%. The Observed Exchange Rate on May 31, 2005 was Ch$583.00 = US$1.00. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar.

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

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the INE) in 2000, 2001, 2002, 2003 and 2004 were 4.5%, 2.6%, 2.8%, 1.1% and 2.4%, respectively. We cannot assure you that Chilean inflation will not increase significantly in the future. We generally pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. There can be no assurance, however, whether or to what extent we will pass on increased costs in the future. Further, the performance of the Chilean economy, our operating results or the value of the ADSs may be adversely affected by continuing or increased levels of inflation and Chilean inflation may increase significantly from the current level.

     The Chilean market for our shares may be volatile and illiquid and such volatility and lack of liquidity may have adverse effects on the market for our ADSs.

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile’s principal exchange, had an aggregate equity market capitalization of approximately Ch$65,058,782 million (US$116,718 million) at December 31, 2004 and an aggregate average monthly trading volume of approximately US$ 1,095 million for 2004. The ten largest companies in terms of market capitalization at December 31, 2004, represented approximately 43.8% of the Santiago Stock Exchange’s aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2004, approximately 14.2% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

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

     Cash and non-cash dividends paid by us with respect to ADSs held by a foreign (non-Chilean) holder will be subject to a 35.0% Chilean withholding tax, which is withheld by our company. Stock dividends are not subject to Chilean taxation.

     Chile has different corporate disclosure, governance and accounting standards than those you may be familiar with in the United States.

     The securities laws of Chile which govern publicly listed companies, such as our company, impose disclosure requirements that are more limited than those in the United States in certain important respects. As a foreign private issuer, we are required to comply with most of the disclosure requirements of the Sarbanes-Oxley Act of 2002, but we are also exempt from many of the corporate governance standards the New York Stock Exchange applies to issuers that are U.S. companies. For a description of the chief differences between Chilean corporate governance practices and the corporate governance standards of the New York Stock Exchange, see Item 10—“Additional Information—New York Stock Exchange (NYSE) and Chilean Corporate Governance Requirements”. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 26 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and 2004 reported under Chilean GAAP.

     Pursuant to the Chilean Securities Market Law, direct or indirect acquisitions of shares resulting in the taking of control over a Chilean listed corporation must be conducted through a public tender offer in Chile. Unlike other jurisdictions, tender offers in Chile are not generally triggered by the acquisition of a fixed threshold of the target company’s shares, but because of the acquisition of the target company’s control. A Chilean public tender offer will not be mandatory if an exemption is applicable. Such exemptions include acquisitions that are made: (i) through a capital increase of the target company; (ii) through a sale of stock by the controlling shareholder, provided the price paid is not substantially higher than market price (usually not more than 10% over the average market price during a period of time determined by the law); or (iii) through a merger with the target company. In addition, if the control of the target company is gained by any means other than the acquisition of shares -for example, a proxy campaign or a shareholders agreement that allows the parties thereof to control a stake larger than the shareholding of the existing controlling person- the operation needs not be accomplished through a public tender offer. Therefore, the controlling shareholders of a Chilean open stock corporation can sell their controlling shares through a public tender offer or pursuant to a legal exemption.

     Pursuant to Law No. 19,705, which amended the Chilean Companies Law and was enacted in December 2000, the controlling shareholders of a Chilean open stock corporation can only sell their controlling shares through a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price paid was higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%).

     Minority shareholders of our company may nevertheless still have fewer and less well-defined rights under Chilean law and our Bylaws than they might have as minority shareholders of a U.S. corporation.

Item 4. INFORMATION ON THE COMPANY

Overview

     We are Chile’s leading hypermarket and supermarket company in terms of sales, with an estimated market share in the hypermarket and supermarket industry of 34% for 2004. With over a century of experience in the distribution and retailing of food in the Chilean market, at December 31, 2004, we operated 78 stores in three store formats under the Lider brand name. In January 2004, we acquired Carrefour Chile S.A. for €100 million, adding seven hypermarkets of which six have been converted into Lider stores and one remains closed. We expect to re-open this store during the second half of 2005. Over the last five years, we have increased our total number of stores from 51 to 78 (including six stores acquired from Carrefour), of which 47 are located in the Santiago metropolitan region. Our expansion program currently projects the opening of six new stores in 2005. We had total net revenues in 2004 of Ch$1,440,462 million (US$2,584.3 million).

     We have positioned ourselves as Chile’s low price leader in the hypermarket and supermarket industry. In mid-2003, we strengthened our commitment to offering low prices through our strategy of “Every Day Low Prices”, or EDLP, and re-branded all of our existing Ekono and Almac stores under our Lider brand. Our EDPL strategy was successful in strengthening the perception of our stores as being the value leader in the market. In late 2004 and 2005, our strategy evolved to a next stage of focus on delivering to consumers exceptional value and good quality. We believe our strong market position, our Lider brand’s reputation for value will enhance our ability to successfully pursue our current strategy, allowing us to cross-sell an expanded selection of quality non-food products and offer other complementary products and services, such as pharmacies and credit cards to a large and growing customer base attracted by our traditional supermarket offering and our low prices.

     We operate three store formats under the Lider brand umbrella:

•	Our 31 Lider hypermarkets (including six acquired from Carrefour) have an average selling space of 8,980 square meters (approximately 96,660 square feet), and offer “one-stop” shopping for traditional food items and non-food items such as home appliances, electronics, apparel and toys. In 2004, our hypermarkets generated 59.8% of our net revenues.

•	Our 24 Lider Vecino compact hypermarkets have an average selling space of 3,895 square meters (approximately 41,926 square feet), and seek to combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and a broad non-food product assortment that allows one-stop shopping. In 2004, our compact hypermarkets generated 22.9% of our net revenues.

•	Our 23 Lider Express supermarkets have an average selling space of 1,418 square meters (approximately 15,263 square feet), and emphasize quality groceries and perishables at low prices. In 2004, our supermarkets generated 10.7% of our net revenues.

     We also operate businesses complementary to our core retail operations, including real estate development, credit card operations and pharmacies, which together with logistic revenues from our distribution center represented 6.6% of our net revenues in 2004.

     Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile. Our telephone number is (56-2) 200-5000 and our website is www.dys.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, United States. Puglisi & Associates’ phone number is (302) 738-6680.

     Our Core Strengths

     We believe our core competitive strengths provide us with a strong platform for successful deployment of Lider’s current strategy.

•      Chile’s value leader. Based on market surveys and our own monitoring of our competitors’ pricing, we believe we offer consumers the lowest overall prices of any major supermarket or hypermarket chain in Chile with the best quality-price ratio.

•      Chile’s leading hypermarket and supermarket company. At August 31, 2004, the last date for which reliable data are available, we estimate that our market share in the Chilean hypermarket and supermarket industry was 34.2% (including the Carrefour acquisition), compared to a market share of 24.8% for our nearest competitor (pro forma for their year-end acquisitions). We estimate a similar market share at December 31, 2004, given that both D&S and its main competitors have expanded their sales area in approximately the same proportion with similar sales performances. We believe our leading market position helps us establish and maintain strong supplier relationships and gives us access to the largest customer base of any Chilean hypermarket and supermarket company.

•      Strong brand with a reputation for best quality-price ratio. We believe that our stores derive substantial benefit from the widespread recognition of the Lider brand name in Chile and its reputation for value.

Our Strategy

     Our goal is to maximize value to our shareholders, while expanding our position as the leading hypermarket and supermarket company in Chile. We believe we can best achieve this goal by delivering a broader selection of goods and services to our customers at low prices. We call our strategy the “Exceptional Value” strategy. Key elements of our strategy include:

•      Continuing to expand customer traffic. We have approximately 14.7 million customer visits to our stores each month, providing us with what we believe is the greatest retail opportunity in Chile. To further expand our customer base, we are:

o	Offering Exceptional Value. In the last quarter of 2004, the EDLP strategy evolved into its next stage, our “Exceptional Value” strategy, which aims to deliver service and quality at a lower price than our competitors by keeping a perceptual price positioning along with incentives for holders of our Presto credit card, the development of our Lider brand name, and high-low pricing in perishables. We believe that the economies of scale arising from our large size and low selling costs, combined with our brand equity as the low cost leader will enable this strategy to succeed.

o	Expanding Lider’s presence. We opened six new Lider stores in 2004 and plan to open six additional Lider stores in 2005 (exclusive of FarmaLider pharmacies or other non-supermarket stores). These are in addition to seven hypermarkets we acquired from Carrefour in January 2004, of which six have been converted into the Lider format and one remains closed. As such, assuming no further acquisitions, we project increased year-over-year selling space of 5% at year-end 2005 and year-end 2006.

•      Increasing our share of wallet. We estimate that for 2004, our share of Chilean food sales was 9.5%, while our market share for products in the non-food sectors in which we compete was 7.0%. We estimate that for 2004, our overall market share for food and non-food products was approximately 8.0%. We intend to steadily increase our share of the Chilean wallet by cross-

selling both food and non-food products to our strong and growing base of customers, as well as by expanding our credit card operations. To do so, we are:

o	Expanding our offerings of non-food products. We estimate that our customers visit Lider stores an average of six to seven times per month. To capitalize on this traffic, we intend to sell an expanding range of quality non-food products to customers attracted by our traditional supermarket offerings and our quality-price ratio. Key product categories include greater selections of apparel, housewares and electronics.

o	Building FarmaLider and other new businesses. We are expanding Lider’s offering of complementary businesses, including FarmaLider pharmacies, restaurants and cafes and other new value-added services mainly within our stores.

o	Leveraging our Presto credit card. Our in-house credit card, Presto, had 1,180,456 accounts in good standing at year-end 2004. We believe that our market-leading in-store traffic should permit us to continue to expand the number of Presto account holders and will afford us cross-marketing opportunities to expand into financial and other services that we may seek to provide in the future.

•      Recruiting and developing talent. To implement our strategy, we seek to recruit and develop talented personnel at all levels of our business. We have strengthened our management team with executives recruited from leading Chilean companies. This team is invested in the success of our strategy. We also seek to become a preferred place to work in Chile, including for our hypermarket and supermarket employees, which, we believe, over time, will help ensure our continued success. Motivated and happy employees will improve the quality of our stores and customers service.

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

     During 2004, we made significant progress in matters of organization, strategic positioning, coverage and financial structure, building a solid platform to benefit from upcoming opportunities. In order to optimize development, specialization, and efficiency in all our business areas, D&S was structured as a set of companies comprising the Lider Retail Division including all supermarkets and hypermarkets – our core business – and the other divisions that complement and enhance the supermarket area: the Presto financial services division, the FarmaLider pharmacies, the clothing division BLVD, and Saitec Inmobiliaria, our real estate division.

     Our company consolidated its presence both in the Santiago metropolitan region and most of Chile’s other regions with stores within reach of most of Chilean homes. In January 2004, we purchased the Chilean operations of the French retail chain Carrefour, a transaction which added seven new Lider stores. We also opened six new stores, two Lider hypermarkets and four Lider Vecino grocery stores. In addition, we made a major contribution to development in the Magallanes Region in Chile’s far south with the grand opening of the Lider Pionero hypermarket in Punta Arenas, the first of its kind in the region.

     The Presto financial services division underwent significant growth both in terms of its organizational structure and in the number of customers and loans, closing the year with 1.2 million active accounts and US$253 million in extended credit. The Presto financial division obtained permission from the Chilean Central Bank and the Chilean Superintendencia de Bancos e Instituciones Financieras to issue and operate its credit card as an “open credit card”.

     FarmaLider operations continued growing in 2004, with the opening of 17 new stores to bring it to a total of 57. This division accounted for 2.4% of D&S’s total sales and 4.6% of Chile’s overall pharmaceutical market sales at year-end.

     In order to strengthen our position in the financial markets and to have available the financial resources and flexibility needed to meet our growth challenges, we carried out a capital increase in the second half of 2004 for a total of US$250 million.

     Today, our company, through its subsidiaries, operates 78 retail stores among its hypermarkets, compact hypermarkets, and supermarkets, 57 FarmaLider pharmacies and six shopping centers. Our company is now operating in the metropolitan region and the I, II, IV, V, VI, VII, VIII, IX, X, and XII Regions.

     Our principal subsidiaries are Administradora de Concesiones Comerciales de Hipermercados S.A., Administradora de Concesiones Comerciales de Supermercados S.A., Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Comercializadora de Vestuario S.A (COMVESA), Magallanes S.A, Presto S.A and Maquinsa S.A. The following list describes our company’s direct and indirect subsidiaries:

List of Subsidiaries

	Country of	Ownership
Subsidiaries	Incorporation	Direct	Indirect	Total

Administradora de Concesiones Comerciales de Hipermercados S.A.	Chile	99.50000%	0.00000%	99.50000%
Administradora de Concesiones Comerciales de Supermercados S.A.	Chile	99.17000%	0.00000%	99.17000%
Saitec S.A.	Chile	99.95000%	0.00000%	99.95000%
Magallanes S.A.	Chile	99.99994%	0.00006%	100.00000%
Presto S.A.	Chile	99.95000%	0.05000%	100.00000%
Maquinsa S.A.	Chile	99.99000%	0.01000%	100.00000%
Comercializadora de Vestuario S.A.	Chile	99.99000%	0.01000%	100.00000%
Rentas e Inversiones La Dehesa S.A.	Chile	0.05000%	99.95000%	100.00000%
Rentas e Inversiones Antofagasta Limitada	Chile	1.00000%	99.00000%	100.00000%
Rentas e Inversiones Puente Alto Limitada	Chile	1.00000%	99.00000%	100.00000%
Rentas e Inversiones Viña del Mar Limitada	Chile	1.00000%	99.00000%	100.00000%
Rentas e Inversiones Gran Avenida Limitada	Chile	1.00000%	99.00000%	100.00000%
Rentas e Inversiones Quillota Limitada	Chile	1.00000%	99.00000%	100.00000%
Rentas e Inversiones Maipú S.A.	Chile	0.00000%	100.00000%	100.00000%
Sermob S.A.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Almac S.A.	Chile	0.00000%	99.00000%	99.00000%
Administradora de Créditos Comerc.Presto Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Buenaventura Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Alameda Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Maipú Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Gran Avenida Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado El Belloto Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado La Serena Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Antofagasta Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Temuco Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Quilicura Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Puerto Montt Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Valdivia Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Los Angeles Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Recreo Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Huechuraba Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Curicó Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Coquimbo Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Quillota Limitada	Chile	0.00000%	100.00000%	100.00000%
Comercial División Productos Lider Limitada	Chile	0.00000%	100.00000%	100.00000%
Distribuidora y Comercializadora Farmalider S.A.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Viña del Mar Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Puente Alto Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Departamental Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Santa Amalia Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Lonquén Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Bío Bio Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado La Reina Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Puente Nuevo Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Concepción Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Calama Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Rancagua Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Matucana Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Einstein Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Valparaíso Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Plaza Vespuicio Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Punta Arenas Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Talagante Limitada	Chile	0.00000%	100.00000%	100.00000%
Grupo de Restaurantes Chile S.A.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Grecia Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Vicuña Mackenna	Chile	0.00000%	100.00000%	100.00000%
Supermercado Macul Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Estoril Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Gran Avenida Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Vespucio Sur Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Tomás Moro Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Independencia Ltda.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Iquique Limitada	Chile	0.00000%	100.00000%	100.00000%
Hipermercado Talca Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Kennedy Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Pajaritos Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado San Bernardo Ltda.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Los Morros Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Arica Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Los Domínicos Ltda.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Osorno Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Pedro de Valdivia Ltda.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Plaza Lyon Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Miraflores Alto Limitada	Chile	0.00000%	100.00000%	100.00000%
Comercial Outlet y Pajaritos Limitada	Chile	0.00000%	100.00000%	100.00000%
Escuela de capacitación técnica	Chile	0.00000%	100.00000%	100.00000%
Escatec Limitada	Chile	0.00000%	100.00000%	100.00000%
O´clock S.A.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Tobalaba Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado José María Caro Ltda.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Plaza Egaña Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Colón Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Ñuñoa Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Maipú Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado La Dehesa Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Plaza Italia Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Apoquindo Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado La Frontera Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado La Calera Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Quilpué Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Norte Grande Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Manuel Montt Ltda.	Chile	0.00000%	100.00000%	100.00000%
Supermercado Santa Rosa Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Recoleta Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Vitacura Limitada	Chile	0.00000%	100.00000%	100.00000%
Supermercado Marina Limitada	Chile	0.00000%	100.00000%	100.00000%
Logistica Transporte y Servicio LTS Ltda.	Chile	0.00000%	100.00000%	100.00000%
Ventas y Distribución Limitada	Chile	0.00000%	100.00000%	100.00000%

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

     We estimate that in 2004 the six largest supermarket chains in Chile accounted for approximately 70.8% of total supermarket net sales. In 2004, we accounted for approximately 34.2% of total net sales of the supermarket industry in Chile, which represents the highest total market share in Chile (calculation of this percentage includes supermarket/hypermarket sales of non-food items). In the Santiago metropolitan region, Chile’s most densely populated area (with approximately 40.5% of Chile’s population, as per estimates of INE for the year 2005), with the highest levels of per capita disposable income, and highest level of supermarket penetration, Lider hypermarkets (Lider and Lider Vecino) have the largest market share in terms of sales (including both food and non-food items), with approximately 29% of the total market.

     Increasing acceptance of supermarkets as principal outlets of foodstuffs and other household items in Chile has resulted in steady increases in supermarket sales. The total net sales by supermarkets in Chile grew at an average annual rate of 8.6% during the last four years, exceeding the 3.8% average annual growth rate of GDP in Chile over the four years. The growth of larger stores (including increased numbers of hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments such as anchor tenants, and a consolidation of ownership in fewer, larger supermarket chains, has been a developing trend in the Chilean supermarket industry during the last several years. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low-price and low-service strategy, while others pursue a strategy of moderate or higher prices accompanied by higher levels of service. Other important trends in the Chilean supermarket industry include increased funding of marketing costs by suppliers, expansion by leading chains into the regions outside the Santiago metropolitan region, the growth of private label products and increased demand for prepared foods.

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

Our Business

     Our Store Formats

     At December 31, 2004, we operated 78 stores which together comprised 404,467 square meters of total selling space (approximately 4,353,648 square feet). Of the 78 stores we operated, 23 were Lider Express supermarkets, 31 were Lider hypermarkets and 24 were Lider Vecino compact hypermarkets. We reorganized our store formats in 2003 by re-branding our Ekono and Almac supermarkets as Lider Express supermarkets, and by converting our larger Ekono supermarkets into Lider Vecino compact hypermarkets and our Lider Mercado store into a Lider hypermarket. We believe that consolidating our store formats will help reduce marketing and advertising expenses and will allow all of our stores to benefit from the low price reputation that is a distinctive feature of the Lider brand. In January 2004, we acquired Carrefour Chile, which had seven hypermarkets in the Santiago Metropolitan region. We converted six of these stores to Lider hypermarkets and have maintained closed one of them since June due to an overlap with one of our Lider hypermarkets.

     The following table sets forth data by store classification at and for the year ended December 31, 2004 after giving effect to the Carrefour acquisition:

				Average
		Total	Average	Sales per
	Number of	Selling	Selling Area	Square	Number of	Sales Per
	Stores	Area(1)	per Store(1)	Meter(2)(3)	Employees(4)	Employee(2)
Hypermarket – Lider (5)	31	278,375	8,980	2.9	13,329	69.2
Compact Hypermarket – Lider Vecino	24	93,485	3,895	3.4	6,658	54.1
Supermarket – Lider Express	23	32,607	1,418	4.0	3,014	52.2

Total	78	404,467	5,185	3.1	23,001	62.6

Other stores(6)	57	5,561	97.6	6.9	463	77.1

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.
(2)	In millions of constant Chilean pesos. “Sales” sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP. Considers full-time equivalent employees for the year.
(3)	Average square meters.
(4)	Full-time equivalent employees at December 31, 2004 working in stores.
(5)	Includes Carrefour stores acquired as of January 7, 2004.
(6)	Includes FarmaLider pharmacies.

     The following table sets forth, for the periods indicated, the net revenues from retail operations by store format and the respective percentage of our total net revenues each format represents:

	Year ended December 31,
	2002			2003			2004
			% of Total Net			% of Total Net			% of Total Net
	Net Revenues		Revenues	Net Revenues		Revenues	Net Revenues		Revenues
				(in millions of constant Ch$)
Lider	Ch$	683,844	63.0%	Ch$	720,855	60.5%	Ch$	861,714	59.8%
Lider Vecino(1)		181,714	16.7		252,019	21.1		330,222	22.9
Lider Express(1)		182,846	16.9		151,119	12.7		153,553	10.7
Other(2)		36,783	3.4		68,082	5.7		94,973	6.6

Total	Ch$	1,085,187	100.0%	Ch$	1,192,075	100.0%	Ch$	1,440,462	100%

(1)	Includes stores formerly operated under the Almac and Ekono brands.
(2)	“Other” includes logistics services and real estate operations.

     Hypermarkets – Lider

     As of the date of this annual report, we operate 31 Lider hypermarkets (including six acquired from Carrefour) of which 19 are located in the Santiago metropolitan region. All of our hypermarkets operate under the Lider brand name. The Lider hypermarket, which was modeled after European hypermarkets and was introduced to Chile in 1995, is characterized by floor space of between 6,000 and 13,243 square meters (respectively and approximately 64,584 and 142,548 square feet), offering, in addition to traditional foodstuffs, non-food items such as home appliances, electronics, hardware, sports, toys, apparel and articles for the home. Lider hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, allowing us to service various communities with one store. The Lider sites have ample parking space and are generally developed in conjunction with an assortment of complementary stores, such as video stores, fast food franchises, hardware superstores, cinemas, food courts and pharmacies, including our 57 FarmaLider pharmacies. Lider stores have an average of 527 employees (408 full-time equivalent employees), 39 to 79 checkouts, an average store size of 8,980 square meters (approximately 96,660 square feet), and are generally open from 9:00 a.m. to 10:00 p.m., seven days a week. Our Lider stores offer “one-stop” shopping in an easily accessible store layout. In some of our Lider stores we also have moderately priced cafes and restaurants.

     Net revenues of our Lider hypermarkets totaled Ch$861,714 million (US$1,546.0 million) in 2004, accounting for 59.8% of our total net revenues in 2004.

     Compact Hypermarkets – Lider Vecino

     We currently operate 24 Lider Vecino hypermarkets, 13 of which are located in the Santiago metropolitan region. We developed our Lider Vecino format in 2000 to target smaller neighborhoods with a compact hypermarket format by converting our larger, existing Ekono supermarket facilities, which ranged between 2,400 and 4,720 square meters (respectively and approximately 25,834 and 50,806 square feet), into Lider Vecino compact hypermarkets. Our Lider Vecino format combines the convenience and pleasant atmosphere that characterizes neighborhood supermarkets with some of the advantages of Lider hypermarkets. These advantages include a broad assortment of non-food items to facilitate one-stop shopping and low prices. We believe these factors provide us an advantage over our primary competitors in these communities, which are generally comprised of traditional supermarkets. Lider Vecino stores have an average of 370 employees (268 full-time equivalent employees), 22 to 44 checkout centers, an average store size of 3,895 square meters (approximately 41,926 square feet), and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week

     Net revenues of our Lider Vecino compact hypermarkets totaled Ch$330,222 million (US$592.4 million) in 2004, accounting for 22.9% of our total net revenues in 2004.

     Supermarkets – Lider Express

     We currently operate 23 supermarkets under the Lider Express brand name, 15 of which are located in the Santiago metropolitan region. Lider Express stores are traditional neighborhood supermarkets providing a friendly atmosphere and personalized attention. These stores emphasize the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, these supermarkets offer a variety of prepared dishes. Lider Express stores have an average of 177 (132 full-time equivalent) employees, eight to 19 checkouts, an average selling area of 1,418 square meters (approximately 15,263 square feet) and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week.

     Net revenues of our Lider Express supermarkets totaled Ch$153,553 million (US$275.5 million) in 2004, accounting for 10.7% of our total net revenues in 2004.

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

     Pharmacy – FarmaLider. We have used our existing retail infrastructure and real estate to begin opening our own pharmacies located in small retail spaces in our hypermarkets. Our first pharmacy opened in July 2001, and at December 31, 2004 we had 57 pharmacies in operation, which in the aggregate accounted for 2.1% of our total 2004 net revenues or 2.4% of our 2004 total sales. In Chile, pharmaceuticals are regulated and even non-prescription drugs must be dispensed from behind the counter. Our FarmaLider outlets are located in our stores but outside of the selling space beyond the check-out counters. The average floor space dedicated to FarmaLider retail averages 97.6 square meters (approximately 1,000 square feet), with two check-out counters. Our pharmacies typically employ seven workers. FarmaLider generated net revenues of Ch$30,505 million (US$54.7 million) in 2004.

     Real Estate Development. We rent small retail spaces to other retailers in the foyers of our stores and adjacent to our stores. We select tenants that are complementary to our stores, such as photo shops and laundromats, in order to draw more traffic to our stores. See “—Real Estate Development”.

     Our Pricing and Marketing Strategy

     Pricing. Our strategy is to be the supermarket chain with the best price position and the best quality-price ratio in Chile. We expect to achieve, over the long term, a lower price position with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store with the best quality-price ratio. Although our promotional offers are generally the same in all our stores, we otherwise manage our pricing strategy in clusters of stores with reference to the prices of specific local competing stores. A significant component of this strategy is our offering of private label products under the “Lider” brand name and other private brands (Acuenta and Buffet, among others) which permit us to offer lower prices at moderate gross margins as well as improved bargaining power with suppliers. See “—Our Products—Non-Food Products—Private Label Products”. Our strategy also comprises high-low pricing in perishables and special incentives for the holders of our Presto credit card.

     Marketing. Lider, Lider Vecino, and Lider Express pursue a joint marketing strategy designed to reinforce Lider’s image of providing exceptional value. We continue, however, to make extensive use of in-store promotions and signage to offer sales and particularly low priced items.

     We have also focused our marketing efforts on mass media, especially television and radio. All of our audiovisual and written advertisements make reference to the slogan “En Lider Siempre Se Puede” or “At Lider It’s Always Possible”, which, we believe, reflects and appeals to the aspirational ideal for development and growth of the Chilean people. We have periodically distributed printed materials through the press and within our stores such as weekly leaflets or bi-weekly catalogs and have focused on catalogs for specific seasonal campaigns such as “Summer”, “Outdoors”, “Back to School” and “Christmas”. These campaigns are mainly oriented toward non-food products and special food campaigns for specific holidays such as “Independence Day” and “New Year’s Eve”. Consolidated advertising expenses represented 1.4% of our net revenues in 2004. In past years, this percentage has been 1.0% for 2003 and 1.4% of our net revenues in 2002.

     Our Products

     Product Mix. Our product mix varies according to the store format, with our larger formats offering a greater variety and number of stock keeping units, or SKUs, and a higher proportion of non-food items. The following table sets forth our product mix by store category:

	Percentage of Selling Space
	by Product Category
	Year ended December 31, 2004
			Non-food
	Groceries(1)	Perishables	Products(2)	Total
Lider	45%	15%	40%	100%
Lider Vecino	50%	15%	35%	100%
Lider Express	65%	23%	12%	100%
FarmaLider	20%	N/A	80%	100%

(1)	For purposes of FarmaLider, “groceries” principally includes perfumes.
(2)	“Non-food products” includes apparel, electronics and appliances, housewares and furniture, pharmaceuticals and general merchandise.

     In addition to the foregoing, we have also installed family-style cafeterias referred to as Patios de Comida (foodcourts) and coffee shops at certain locations in order to increase the use of Lider stores as destinations apart from traditional grocery stores.

     The following table sets forth, for the periods indicated, each product category’s percentage contribution to our sales:

	Percentage Contribution to Sales by Product Category
	Year ended December 31,
	2002	2003	2004
Groceries	48.5%	47.0%	47.2%
Perishables	34.9	34.1	33.0
Apparel	5.2	6.0	6.1
Electronics and appliances	2.3	3.0	3.3
Housewares and furniture	2.5	3.0	2.5
Other non-food products(1)	6.6	6.9	7.9

Total	100.0%	100.0%	100.0%

(1)	Percentages are of our total product sales from our retail operations and sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP. “Other non-food products” includes sporting goods, toys, office supplies, general merchandise and pharmacy products.

     Groceries. Grocery sales represented 47.2% of our sales in 2004. Along with our perishable offerings, grocery products have historically formed the core of our business. Our grocery product offerings comprise a wide variety of consumer packaged goods such as cereals, jellies, sauces, canned food items, paper towels and assorted paper products, hygiene and beauty aids. Our chief long-term goal with respect to our grocery products is to have the best price positioning in the market with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store. We believe that by maintaining consistently better price positioning than our principal competitors with respect to our grocery products, we can generate a greater amount of customer traffic in our stores.

     Perishables. Sales of our perishable products represented 33.0% of our sales in 2004. Along with our grocery products mentioned above, sales of perishables have historically formed the core of our business. Our perishables include a wide variety of traditional food products, such as meats, fish, dairy products, fruits and vegetables, frozen foods, bakery goods and prepared foods and include a wide array of private label products. Our main strategy for our perishable products is to increase consumer perception of the quality of our products by expanding the breadth of our product offerings. We believe that by increasing the product quality and customer service levels in relation with our perishables we will be able to improve customer loyalty and, thereby, increase customer traffic and improve net sales of these products. By the end of 2004, we started to implement the high-low pricing strategy for our perishable products.

     Non-Food Products

     Sales of non-food products represented 19.8% of our sales in 2004. In order to increase our share of the Chilean consumer’s wallet and to take advantage of our high customer traffic levels, we have expanded our products beyond groceries to include non-traditional items such as apparel, housewares, electronics, sporting goods, toys and office supplies. Many of our purchases in these areas are made abroad through our worldwide network of suppliers.

     Apparel. Our apparel department seeks to provide customers of all ages with a variety of types and styles of high-quality clothing at affordable prices. In 2004, sales of our apparel products accounted for 6.1% of our sales. Our apparel department consists primarily of private label brands catering to women, men and infants. Our marketing strategies and the layout of our apparel department aim to create strong brand identification with our BLVD private label, as an affordable brand that is similar in quality to those offered at department stores. In 2004, we continued our strategy in women’s clothing through which we emphasize providing women with high quality, basic clothing items, such as accessories, skirts, blouses, pants and other basic casual and business attire items. We implemented this strategy, in part, because women have traditionally been the primary purchasers of family clothing in Chile. We believe that by expanding the clothing options for women, we will be able to increase the sales of our clothing generally.

     Electronics and Appliances. The electronics and appliances we offer in our stores include products manufactured by well-known manufacturers, as well as a growing number of our own products marketed under our Gröven and Haus private labels. In 2004, sales of electronics and appliances were 3.3% of our sales. Our chief strategy regarding home electronics and appliances is to offer a diverse assortment of these products. During 2004, we expanded the amount of home computing products available in our stores through cross-selling with our Presto credit card in order to take advantage of the growth in this sector in Chile.

     Housewares and Furniture. Our housewares department offers our customers an assortment of products in the areas of home decorating, including bath and kitchen supplies, and home improvement, including hardware and furniture. In 2004, sales of housewares generated 2.5% of our sales. In addition to the products we offer that are manufactured by other manufacturers, we also market a growing number of products under our Haus private label, including general kitchen products, decorating supplies and furniture. Our chief strategy regarding our housewares involves further marketing of our Haus private label. To increase awareness of our Haus products, we offer seasonal promotions around such holidays as Christmas and Easter. As with our electronics and appliances, we seek to offer our housewares at a discernible price differential versus our department store rivals, such as Ripley and Falabella.

     Other Products. We also offer a variety of other non-food products, including sporting goods, toys, office supplies, auto parts and pet supplies. In 2004, sales of other non-food products were equal to 5.5% of our sales. We offer the following private labels in these categories: Paragon (sporting goods), Toi (toys) and Alquimia (office supplies). Additionally, pharmaceutical products sold in our FarmaLider stores account for 2.4% of total sales.

     Private Label Products.

     Sales of our private label products represented 13.6% or Ch$170,166 million of our sales in 2004. In groceries (excluding beauty care), they accounted for 10.1% or Ch$46,676 million of 2004 net groceries sales, while in perishables our private labels represented 2.5% or Ch$10,260 million of 2004 net perishables sales. In beauty care products, private label sales represented 5.6% or Ch$5,163 million of 2004 net beauty care sales. Private labels have become very prominent in the non-food area. In 2004, private label products accounted for 12.8% of our sales in general merchandise, 72.4% in home supplies, 10.6% in electronics and appliances, 91.3% in clothing and 48.4% for our non-food area (excluding pharmacy sales) as a whole.

     We seek to achieve three primary goals through our private labels:

• as part of our Exceptional Value strategy, we plan to use our private label products to generate customer recognition of our image as a low price provider of high quality products;

• we plan to use our private labels to increase the profitability of sales of both food and non-food products; and

• we seek to increase brand loyalty through our private labels, by offering high quality goods that customers can only find at our stores.

     We introduced in 2004 a new private label in groceries, President’s Choice owned by Loblaws Canada, and a new private label in health and beauty products, Body Plus. Both consist of premium quality products similar to our private label Buffet line. In 2004, we increased profitability and customer loyalty through these new private labels by offering a unique selection of the highest quality products at affordable prices.

     Our proprietary private labels include the following: Lider (groceries and perishables) Buffet (perishables), Acuenta (groceries, perishables and home supplies), BLVD (apparel), Haus (housewares), Gröven (electronics), Paragon (sporting goods), Toi (toys) and Alquimia (office supplies), among others.

     Customer Service and Standardization

     In order to ensure that we are providing our targeted levels of customer service, we use several metrics and indicators. Adimark, a Chilean market research company, assists us with annual market surveys and quarterly customer surveys, which allow us to monitor market and customer perceptions of the level of service provided in our stores. In addition, we have a customer service call center and each store has a suggestion/complaint box offering a means for customers to communicate with management.

     We also operate laboratories located at our distribution center in order to conduct random testing of products and approve new products as part of ongoing efforts to ensure the quality of our products. In order to monitor the quality of our customer interaction and enhance quality control, we employ a “mystery shopper program” in all of our stores.

     A new tool for monitoring customer satisfaction was implemented during 2004 in order to measure customer service levels quantitatively and take actions required to improve service standards throughout our company stores. We call this monitoring tool, ISC (Customer Satisfaction Index), which is built based on interviews to customers right after they have shopped in our stores, once they are beyond the check-out line. This measurement is applied four times a year.

     Seasonality

     Historically, we have experienced distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. During this period, we promote the sale of non-food items, particularly by discounting imported goods, such as toys, throughout the Christmas holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter which represented 28% of total sales for the year 2004, while the first, second and third quarters, each represented 24% of total annual sales.

     Purchasing and Distribution

     Purchasing and Supply

     We carry out our purchasing activities mainly on a centralized basis for all of our stores. Through the use of our automatic store and warehouse replenishment systems, we have centralized the purchase of our products from suppliers. We attempt to take advantage of our resulting large purchasing volume to obtain an advantageous mix of price and payment terms. For 2004, the average payment term was 52.8 days and inventory was held at our distribution center and warehouses for an average of 18.8 days. The average days of inventory for our company total (stores and distribution facilities) were 35.7 days for year 2004.

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

     We have sought to enhance the efficiency of our supply chain by reducing the number of suppliers we use and centralizing our negotiations with these suppliers. In 2004, no single supplier accounted for more than 6.4% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 30.8% of our purchases in 2004, and the 50 largest accounted for 59.5%. Certain products such as fish are purchased from affiliated companies. We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

     Distribution and Inventory Management

     Distribution. We have centralized distribution from our distribution center through the use of SLIM as described above. We operate two distribution centers in Santiago, comprised by our distribution center or LTS with 84,000 square meters and a leased distribution center named Puerto Santiago with 49,000 square meters of space, in addition to the leased Antofagasta warehouse (1,500 square meters) and the Temuco warehouse (1,500 square meters). All of these distribution centers and warehouses fully supply 63.3% of the products sold in our stores (respectively and approximately 904,305; 522,720 and 16,146 square feet each). By the end of 2005, our goal is to increase this percentage to approximately 67% of all our products.

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

     We transport our products with our fleet of tractor-trailers. At December 31, 2004, our fleet consisted of 33 tractors and 132 trailers. Our trailers are equipped with global positioning systems permitting us to track their location. Expanding and improving the quality of our fleet of tractor-trailers complements our strategy of emphasizing centralized distribution by allowing us to avoid the costs associated with independent or third-party tractor-trailer operators chartered to deliver products to our stores by our suppliers.

     Deliveries from the distribution centers and warehouses occur principally at night during hours of low traffic, thereby allowing a greater number of deliveries per truck and avoiding stock-outs (i.e., running out of stock) resulting from delays caused by traffic. Our policy is to charge suppliers for distribution and transportation services to cover effectively the cost of these activities.

     Inventory Management. A principal objective of our investments in distribution and information management technology is inventory control. In 2004, we continue to manage our inventory with the “flow-through” system of inventory management. In contrast, flow-through inventory management involves the receipt and immediate allocation and delivery of products to local stores. Under our flow-through system, lower product quantities are held in our distribution center, further increasing our centralization and reducing our average number of days of inventory. At December 31, 2004, we held approximately 83% of our inventory in traditional staple stock and used flow-through inventory management for the remaining 17%. We plan to increase the use of flow-through inventory management to cover approximately 35% of our total products by the end of 2005 and over the long-term achieve flow-through management for up to approximately 40 to 45% of our total products.

     In order to support this initiative, we are investing in new technology (“Put to Light” system) to further reduce inventory at store level, allowing for an increase in assortment.

     In addition, we are seeking to reduce our “shrinkage”, which includes losses in inventory, losses and damage during transportation, and theft. We expect to reduce our shrinkage by centralizing our distribution system, improving the efficiency of our supply chain, and improving our operational processes. We have considerably improved our level of accuracy at the distribution center during the first quarter of 2005 to 99.39%, from 98.99% at year-end 2004. Shrinkage in all of our Lider stores was 2.3% of total sales at year-end 2004 as compared to 2% in 2003. Shrinkage reduction is another goal for our company. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

Credit Card Operations

     Presto Credit Card. As we have expanded our business to include higher priced durable goods, including apparel, housewares and electronics, we have recognized the importance of making an in-store credit card available as a means of financing consumer purchases of these higher priced items. Through our Presto card, we extend revolving credit and installment payment options to our customers with respect to all their purchases, including both food and non-food products. The Presto card aims to become the most convenient payment option for Lider customers. In fact, it is one of the most widely used payment options in Lider stores, second only to cash purchases.

     The Presto card, launched in May 1996, is undergoing strong growth in its operations, the number of cardholders increasing rapidly over the last few years. The amount of credit issued and the volume of sales with the Presto card have increased, particularly for non-food purchases. Presto card use during 2004 represented 16.6% of total Lider sales, and 32.1% of non-food purchases.

     During 2004, our number of accounts in good standing increased by 80.9% to 1,180,456 accounts in good standing at December 31, 2004. We intend to continue to increase our number of accountholders. In 2004, our Presto credit card operations averaged a monthly charge volume of Ch$19,952 million (US$35.8 million) and total credit issued under the Presto card was up 62.4% over 2003, with Ch$141,201 million (US$253 million) in total outstanding credit at December 31, 2004.

     Revenues from our Presto credit card operations and related financial services consist of interest revenues from our credit portfolio and fees from affiliate businesses (merchant discount) amounted to Ch$28,155 million (US$ 50.5 million) in 2004. These revenues are recorded under other revenues and represented 2.0% of our consolidated net revenues in 2004.

     The Presto card has been approved by the Superintendencia de Bancos e Instituciones Financieras as an “open credit card”, therefore Presto will be opened up for use for purchases in businesses unrelated to our company, accessing a larger market and a greater diversity of businesses.

     Additionally, on June 16, 2005, the Superintendencia de Bancos e Instituciones Financieras authorized our subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., to issue and administer credit cards under the Presto name nationally, in conformity with the established norms in Chapter III.J.1 of the Compendio de Normas Financieras of the Central Bank of Chile. Accordingly, our company has determined that this is a type I subsequent event under Chilean GAAP which required an increase in the recording of its allowance for doubtful accounts as of December 31, 2004 for the accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A. to be in accordance with the rules of the Superintendencia de Bancos e Instituciones Financieras.

     The following tables set forth, for the periods indicated, information concerning our credit card operations:

	Year ended December 31,
	2002	2003 (As restated)	2004
	(in millions of constant Ch$)
Net revenues	11,538	21,580	28,155
Provisions for doubtful accounts	3,674	19,984	18,557
Financial expenses	1,535	2,310	2,448
Other expenses	3,593	5,221	9,325
Selling and administrative expenses	8,802	27,515	30,330
Operating income (loss)	2,737	(5,935)	(2,175)

Total accounts receivable, end of period	42,236	86,947	141,201
Allowance for doubtful accounts	1,005	14,320	18,270
Net total accounts receivable, end of period	42,231	72,627	122,931

	At December 31,
	2002	2003 (As restated)	2004
	(in millions of constant Ch$)
Allowance for Doubtful Accounts, Detail
January 31, balance	651	1,005	14,320
Provisions for doubtful accounts	3,674	19,983	18,557
Write-off, net	(3,320)	(6,668)	(14,607)

December 31, balance	1,005	14,320	18,270

Number of accounts in good standing (1)	455,403	652,541	1,180,456
Delinquent accounts (2)	—	102,720	90,359

Average balance per account (in thousands of constant Ch$)	94	131	120
Allowance for doubtful accounts/Total net receivables	2.4%	19.7%	14.9%

(1)	Includes all open accounts for which cards have been picked up and that have not been blocked by reason of delinquency.
(2)	Includes all accounts past due for 90 days or more. We began recording delinquent accounts in 2003.

     Our strategy for developing our financial services combines significant growth and expansion of our credit card operations as well as other financial services that are expected to include insurance, utility payment services and cash advances as well as potentially other products and services. During 2004, our Presto division opened 19 branch offices in Lider stores to assist with card services and develop additional financial products. The division also signed an agreement with BancoEstado this year to allow Presto customers to use BancoEstado automatic teller machines and have access to other bank products at preferred rates.

     Our losses (write-offs net of recovery) resulting from payment defaults totaled 14.9% of our outstanding credit net of provisions during 2004. Our goal is to reduce these losses to 8.5% by the end of 2005 and, over the longer term, to a range of 5.0% to 7.0% of our net receivables. We cannot assure, however, that we will be successful in reducing our losses, particularly as we expand the number of account holders. Our credit analysis is based on each applicant’s current income and credit behavior as registered in credit history data bases. In Chile, detailed information relating to the individual account balances of an applicant with other commercial creditors is not made publicly available by entities handling credit history data bases and is, therefore, unavailable. However, since our Presto subsidiary has registered with the Superintendencia de Bancos e Instituciones Financieras as a credit card issuer and operator, it will be given access to credit history information handled by banks, financial institutions and the referred authority. Our loss recovery process involves gathering information relating to the type and amount of unpaid balances, as well as communicating with our customers to try to secure recovery of these balances. We evaluate the results of our process and then decide to write off certain debts based on our analysis of the reasons for non-payment and our estimation of the likelihood of eventual payment of these balances.

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

     At December 31, 2004, we operated six shopping malls that house a total of 262 stores and have a total of 137,712 square meters of sales area (approximately 1,481,040 square feet), 47% of which is rented to third-party merchants, with the remainder rented to our stores (72,500 square meters, approximately 784,080 square feet). The real estate division also manages leases corresponding to approximately 602 retail locations (82,342 square meters in total, approximately 871,200 square feet) in our supermarkets and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). In total, at December 31, 2004, our real estate operations generated rental income from 147,554 square meters of rental space (approximately 1,568,160 square feet), corresponding to 864 retail locations in total, including stores in shopping malls and supermarkets. In 2004, our real estate operations generated consolidated net revenues in the amount of Ch$16,856 million (US$30.2 million) in annual rental income from our properties representing approximately 1.2% of our net revenues, after deducting Ch$36,820 million (US$66.1 million) in rental income received from our supermarkets.

     In 2004, we expanded our properties by opening six new Lider stores, of which four are Lider Vecinos and two are Lider hypermarkets in addition to our seven recently acquired Carrefour stores of which, six are operating as Lider hypermarkets and one was closed. We expect to reopen this store during the second half of 2005. In 2005, we plan to expand our properties by opening six new Lider stores (mainly with the Lider Vecino and Lider Express format). We also plan to purchase new properties in targeted cities where we are not yet present or where we want to expand our presence by increasing our number of stores.

     Description of Property

     In the last five years we invested approximately US$534.3 million in real estate and opened 24 stores (excluding the acquisition of Carrefour stores).

     An important component of our development is the early acquisition of strategically located properties, by which we accumulate a stock of valuable, undeveloped properties that gives us control of our expansion plans. We increasingly develop our projects as “commercial centers” in which one of our stores is combined with other non-competing stores, such as hardware stores, fast food franchises and video stores, to create a complete shopping destination for consumers. This strategy has also allowed us to partially offset our real estate costs by developing the commercial potential of the properties.

     At December 31, 2004, we owned 63 (of which five were subject to financial leases) of our 78 store locations in Chile with total retail space of 404,467 square meters; 1,258,484 square meters (approximately 13,503,600 square feet) fully developed and 1,077,990 square meters (approximately 11,586,960 square feet) of land available for new projects. In addition, we own the La Dehesa, Maipú, Puente Alto and Gran Avenida shopping centers in Santiago, and the Viña del Mar and Antofagasta shopping centers in the cities of the same name. In addition, at December 31, 2004, we owned our headquarters and service school and the adjacent distribution center at Quilicura, in the outskirts of Santiago, and 14 additional sites for new projects. A significant portion of these sites are strategically located at major intersections or other desirable store locations.

     The following table presents a breakdown of our real estate holdings in Chile as of December 31, 2004:

	Undeveloped Sites(1)	Stores(2)
Region
V, SMR	9	55
VI, VIII, IX, X, XII	3	15
I, II, III, IV	2	8

Total	14	78

(1)	Including Carrefour stores acquired in June 2005.
(2)	Not including one site which is currently under construction for a store to be opened in June 2005.

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

Information Technology

     We seek to implement state-of-the-art information technology in our industry in Chile. Over the last three years, we have invested an average of US$7.3 million per year (approximately 0.3% of our net sales and over 5% of our capital expenditures) in computers and information technology. As our back office, distribution and check-out operations were already automated, these investments were directed towards renewing and upgrading our information technology and enhancing the integration of our systems. These investments have contributed to reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner. Additionally, during 2004, the focus had been on the development of back-up systems to cover for contingencies preventing the eventual impact on operations of any type of system disruption.

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

     We use the electronic data interchange (EDI) system to integrate our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers. We are currently implementing greater integration with our suppliers, including electronic invoicing, and developing a business continuity plan and enhanced system redundancy. During 2004, the emphasis had been on the integration of in-house systems, the connectivity with external systems and the quality and efficiency of system development by adopting a rational methodology.

Employees and Human Resources

     At December 31, 2004, we had a total of 26,333 full-time equivalent employees. Of those employees, 23,464 were employed in stores (including the 463 full-time equivalent employees employed in our FarmaLider pharmacies), 973 were employed in our distribution facilities and 1,896 were employed in our headquarters and other business units.

     At December 31, 2004, approximately 3.2% of our employees were represented by 14 independent unions. Other store employees negotiate collective contracts at each store, which generally have a term of three years. Employees receive benefits established by the collective bargaining agreements, benefits provided for by law (including disability insurance) and certain additional benefits provided for by us, including scholarships for children of employees and assistance in financing the purchase of homes. We also operate a merit-based, quarterly bonus program for our employees. The bonus is determined in accordance with clearly-defined criteria, including our overall performance, the performance of the employee’s store, his or her performance relative to specific targets established at the beginning of the year and other more subjective standards.

     We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual’s skills. Employees are regularly briefed on the performance of their store and our company as a whole and are expected to attend ongoing training programs. In 2004, 41,801 associates were trained in 4,509 courses, totaling 332,685 hours of training.

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

     We operate the largest chain of hypermarkets and supermarkets in Chile in terms of net sales. Our largest competitors are Cencosud (the owner of the Jumbo, Santa Isabel, Montecarlo and Las Brisas chains), San Francisco (currently owned by Falabella), Unimarc, Rendic and Montserrat. Cencosud’s

Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population emphasizing a broad range of high quality goods and services. Santa Isabel, a supermarket operator, is especially strong in the regions outside the capital city. The combined market share of Jumbo, Santa Isabel, Montecarlo and Las Brisas in 2004 was approximately 24.4%. San Francisco, our second largest competitor, is a traditional supermarket chain operating in the southwest area of Santiago. It was recently acquired by Falabella, a multi-retail operator (department stores, home improvement, credit, bank and a stake in pharmacy) with a presence in Chile, Perú, Argentina and Colombia. Its market share in 2004 was approximately 3.2%. These figures are based on the last official market share report as of August 2004 and we assume December figures to be similar to those in August.

     The following table sets forth estimates of the percentage of annual supermarket net sales attributable to each of the eight largest supermarket companies in Chile in terms of 2004 net sales and the estimated number of stores owned by such company at December 31, 2004.

	Percentage	Number
	of Sales (3)	of Stores at Year End
D&S(1)	34.2%	78
Cencosud(2)	24.4	117
San Francisco	3.2	9
Unimarc	3.1	39
Rendic	3.1	20
Montserrat	2.8	14
Others	29.2	405

Total	100.0%	682

(1)	Includes Lider, Lider Vecino, and Lider Express, and Carrefour stores acquired on January 7, 2004.
(2)	Includes Jumbo hypermarkets, Santa Isabel, Montecarlo and Las Brisas supermarkets.
(3)	Based on the last official figures as of August 2004.
Source: AC Nielsen, August 2004.

     As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (housewares and furniture, electronics and appliances, apparel, pharmaceuticals and cafeterias), we compete in a market that is larger than the supermarket industry. With respect to our non-food product offerings, our principal competitors at December 31, 2004 among the traditional supermarkets are department stores that operate in Chile. This market provides numerous opportunities to expand the scope of our business but also exposes us to new competitors with greater expertise and experience in the non-food areas.

Trademarks, Tradenames and Service Marks

     We own certain trademarks, tradenames and service marks used in our business, including Lider, Lider Vecino and Lider Express and their respective logos, covering the Chilean market. We also own trademarks of our superseded store formats, including Almac and Ekono. We also own, or hold licenses to use, our private label brands including Lider, Buffet, Acuenta and BLVD. We believe that our trademarks, tradenames and service marks are valuable assets, which differentiate us from our competitors. Our brands are duly registered under applicable law. We are not dependent on patents and licenses or industrial, commercial or financial contracts as material factors to our business and profitability.

Insurance

     We maintain insurance policies covering, among other things, fires, earthquakes, floods and general business and third party liability. Our management believes that our insurance coverage is adequate for our business.

Regulation

     We are subject to a full range of governmental regulation and supervision, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and antitrust laws in Chile. These include regulations to ensure sanitary and safe conditions in sale and distribution facilities of foodstuffs and requirements to obtain construction permits for our new facilities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations.

     Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary local taxes required by local governmental authorities to conduct business within their jurisdiction, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products in Chile. Our supermarkets are subject to inspection by the Servicio Nacional de Salud (National Health Service), which inspects supermarkets on a regular basis and takes samples for analysis. We periodically retain a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (Agricultural and Livestock Service) and the Servicio Nacional del Consumidor (National Consumer Service). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the Servicio Nacional de la Salud.

     In addition, the Fiscal Nacional Económico (National Economic Prosecutor) has broad investigating powers and the Tribunal de Defensa de la Libre Competencia (Antitrust Court) has broad regulatory powers for the protection of free competition, including the power to intervene and prevent or unwind acquisitions tending to decrease the levels of competition in the marketplace or anticompetitive behavior in general. On October 5, 2004 the Tribunal de Defensa de la Libre Competencia, a recently instated authority that replaced the Comisión Resolutiva Central as the higher special-purpose Court for antitrust matters, issued a ruling related to a fact finding investigation regarding procurement practices in the food retailing sector. This ruling ordered that: i) the supermarket chains operated by our company and Cencosud S.A. should refrain from unilaterally and ex post facto alter the price and other previously agreed terms of purchases from suppliers; ii) the supermarket chains operated by our company and Cencosud S.A. should establish unbiased and objective terms and conditions for purchases to be made from suppliers and duly inform them in advance of such terms and conditions; and, iii) the supermarket chains operated by our company and Cencosud S.A. and any and all persons related to them, up to their final controllers, should consult in advance with the Tribunal de Defensa de la Libre Competencia any and all negotiations or agreements, of any form and nature, that directly or indirectly imply an acquisition of or their integration or merger with, companies in the same business. Upon rendering of the ruling described above both our company and Cencosud S.A. filed a special appeal before the Supreme Court of Law of Chile challenging the above-described restriction imposed on such companies to consult with the Tribunal de Defensa de la Libre Competencia, as both companies believed it exceeded the competence of such authority. On May 26, 2005, the Supreme Court of Law ruled in favor of our company and Cencosud S.A. and annulled the third part of the decision of the Tribunal de Defensa de la Libre Competencia in which it imposed the above-described consultation obligation. We believe our procurement policies comply with applicable laws and regulations. Moreover, we plan to implement internal best-practices policies relating to the foregoing.

     With respect to our credit card business, in late 2004 our subsidiaries that concentrate our credit card activities filed applications before the Central Bank of Chile requesting authorization to respectively issue and operate the Presto credit card, which until then had been an in-store credit card, as what is known in Chile as an “open credit card”, that is, a credit card that may be used for the purchase and financing of purchases from any establishment or business that has previously affiliated with the credit card system. We were granted the authorization in January 2005. We then pursued the registration of the issuer and the operator of the credit card with the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions), which is also required for the “open credit card”. Such registration is subject to the compliance of technical and other operational standards reviewed by the Superintendencia de Bancos e Instituciones Financieras. This process was finally completed and the registration was granted on June 16, 2005; therefore, our credit card operation will be subject to the supervision of the Chilean Superintendencia de Bancos e Instituciones Financieras. At present, there are no regulations in Chile affecting in-store credit cards other than provisions of the Chilean Consumer Rights Law that require retail companies granting direct credit to customers to inform customers about certain terms and conditions of the credit, including interest rates, costs and extrajudicial collection fees. In addition to the above, a bill currently pending discussion and voting in Congress, would amend the Chilean laws governing capital markets to allow the Chilean Superintendencia de Bancos e Instituciones Financieras to oversee companies issuing credit cards or allowing customers to use other similar means of credit. This amendment would require such companies to disclose to the Superintendencia de Bancos e Instituciones Financieras information regarding interest rates and the total amount of credit granted. We cannot determine at this time the likelihood that this bill will be passed or the specific nature of the new regulations that may be enacted.

Capital Expenditures

     The supermarket business is capital intensive. Over the past five years, we have invested approximately US$672 million in capital expenditures, primarily to develop and expand our store formats. In 2005 and 2006, we expect to invest a total of Ch$111,480 million or US$200 million in capital expenditures primarily to open 12 new stores in Chile. We expect that the majority of these stores will be built on properties owned by us. We have opened one store in the first six months of 2005 and we expect to open five additional stores before the end of 2005.

     The following table sets forth our actual capital expenditures for 2002, 2003 and 2004 and projected capital expenditures for 2005 and 2006. Our actual capital expenditures may vary substantially from the projected numbers set forth below as a result of competition and the cost and availability of the necessary funds.

	Actual for year ended
	December 31,			Projected		Total Projected
	2002	2003	2004	2005	2006	2005-2006
Number of stores at beginning of period	54	62	68	78	84	78
New stores opened or acquired	8	6	13	6	6	12
Stores sold or closed	—	—	3	—	—	—
Existing stores remodeled or expanded	2	—	1	—	—	—
Existing stores transformed into another format	6	3	1	—	—	—

Number of supermarkets at end of period	62	68	78	84	90	90
Format of stores at end of year:
Almac/Lider Express	4	4	0	0	0	0
Ekono/Lider Express	23	22	23	26	29	29
Lider-Lider Mercado	22	23	31	31	31	31
Lider Vecino	13	19	24	27	30	30
Capital expenditures(1)	Ch$70,563	Ch$45,262	Ch$151,074	Ch$55,740	Ch$55,740	Ch$111,480
	(US$126.6)	(US$81.2)	(US$271.0)	(US$100)	(US$100)	(US$200)

(1)	In millions of constant Chilean pesos and U.S. dollars. For 2004, includes the €100 million (Ch$76,676 million) used to acquire Carrefour Chile S.A. Exchange rate: US$1.00 = Ch$557.40 as of December 31, 2004.

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

     Disco-Ahold Litigation

     We are currently litigating a series of disputes stemming from the sale of our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December 1999. Under the terms of the sale, in May 2000 Disco S.A. paid us US$60 million of the US$150 million purchase price, with the balance of US$90 million coming due in May 2003. Of this US$90 million, US$80 million was evidenced by ten promissory notes of US$8 million each, and US$10 million was held by Disco S.A. as collateral for certain liabilities of Ekono-Argentina to be borne by our company. The deferred payment amount was guaranteed by Disco S.A.’s parent company, Disco-Ahold International Holdings N.V., a Netherlands Antilles Company and a subsidiary of Royal Ahold N.V., a Netherlands company. We were informed in December 2002 that Disco S.A. did not intend to pay us the entire US$90 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under then-prevailing Argentine dollar convertibility regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August of 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.0 to 1 U.S. dollar which was equivalent to US$42 million.

     We have steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A. and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and are pursuing legal actions in order to collect the amounts due to us.

     In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim is for US$47.5 million plus interest and expenses. We currently expect final first-instance resolution of our claim by the end of 2005.

     In January 2004, we initiated arbitration proceedings with Disco S.A. before the Chairman of the Buenos Aires Bar in Argentina. Our claim is for US$1.5 million, the amount we believe was wrongfully

     In April 2005, the Company initiated legal proceedings in the Netherlands against Royal Ahold N.V., seeking damages the claim is for US$47.5 million, plus interest and expenses to the extent not recovered from Disco-Ahold.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with our audited consolidated financial statements including the notes thereto included elsewhere in this annual report. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 26 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. We are therefore required to adjust our financial statements to reflect the effect of variations in the purchasing power of the Chilean peso during each year. See “—Impact of Inflation, Price-level Restatement and Foreign Exchange” and Note 2 to our consolidated financial statements.

     Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos of December 31, 2004 purchasing power.

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

Overview

Key Factors Affecting Net Revenues and Results of Operations

     Key Factors Affecting Our Net Revenues

     Our Supermarket and Hypermarket Revenues. We generate our supermarket and hypermarket revenues primarily from sales of groceries, perishables and non-food products in our stores and contractually agreed upon participation fees paid by suppliers to us for advertising and distribution services, special promotions, and opening new stores. Product revenues are generally driven by volume and average selling prices. Contractual vendor allowances are generally a function of volume. Key factors influencing our hypermarket and supermarket revenues include:

•	Pricing policies.

o	Pricing strategy. In mid-2003, we strengthened our commitment to our “Every Day Low Prices”, or EDLP, strategy. In the last quarter of 2004, the EDLP strategy evolved into its next stage, our “Exceptional Value” strategy, which aims to deliver service and quality at the lowest possible price by keeping a perceptual price positioning, along with incentives for holders of our Presto credit card, the development of our Lider brand name, and high-low pricing in perishables.

o	Product mix. The mix of products we sell has a significant impact on our net revenues. In particular, because non-food products generally have higher average margins than our food products, our operating results are positively affected as the proportion of non-food products in our product mix increases. Sales of our non-food products increased by 17.0% in 2004 compared to 2003. Sales of non-food products represented 17.2% of our net sales for 2004 compared to 17.5% for 2003. The slight reduction in the share on non-food in total sales was attributable to the integration of the Carrefour stores acquired in January 2004, which had lower sales of non-food.

• Expansion of sales area. Opening and acquiring new stores, and expanding existing stores, has been one of the principal drivers of sales volume in recent years, fueling much of our hypermarket and supermarket revenue growth. In 2004, new or remodeled stores accounted for 17.5% of our net sales. We added thirteen new stores in 2004 (including six acquired from Carrefour), and we plan to add six new stores in 2005 of which one has already been opened.

• Chilean economic conditions. Our net revenues are strongly influenced by changes in Chilean economic conditions that affect the purchasing power and habits of our customers. Chile recorded GDP growth of 2.1% for 2002, 3.4% for 2003 and 6.1% for 2004. During the same period, unemployment, measured on the last moving quarter October-December declined from 7.8% for 2002 to 7.4% for 2003 and rose again to 7.8% for 2004. Average unemployment rates for the full years 2002, 2003 and 2004 were 9.0%, 8.5% and 8.8% respectively. As of April 30, 2005, (i.e., the moving quarter February-April), unemployment was 8.2%, representing an increase as compared to 7.9% for the previous moving quarter January-March. Nevertheless, this figure is lower than 8.7% in the February-April quarter of last year at April 30, 2004.

• Vendor Allowances. Vendor allowances, which are generally recorded at an agreed-upon percentage of sales to customers, have increased steadily as a percentage of our hypermarket and supermarket net revenues over the last three years, primarily as a result of our increased purchase volumes with our suppliers and continued improvement in our negotiations with vendors. We expect this trend to continue to the extent we continue to increase our purchase volumes with our suppliers.

     The following table sets forth, for the periods indicated, changes in net revenues and same store sales together with certain macroeconomic indicators. “Same store sales” means net revenues earned during the period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior twelve months:

	Year ended December 31,
	2002	2003		2004
Increase in net revenues	11.5%	9.8%		20.8
Increase in sales of groceries, perishables and non-food items	10.0	9.0		19.0
Increase (decrease) in same store sales	(1.4)	0.3		1.6
Increase (decrease) in suppliers fees	20.7	9.8		29.8
Increase in selling space (1)	45.7	25.7		23.1
Increase (decrease) in sales per square meter	(4.7)	1.2		(4.2)
Increase in Chilean GDP(2)	2.1	3.4		6.1
Increase in Chilean consumption	1.4	2.6	(2)	5.9	(2)

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.
(2)	Preliminary estimates.

     Credit Card Revenues. We generate our credit card revenues primarily from finance charges on outstanding balances and late fees charged to our credit card customers. Our credit card revenues depend primarily on the total number of active Presto accounts, the average outstanding balances on those accounts, and the average interest rates we charge on those balances. We include, as part of our total trade receivables amounting to Ch$122,931 million (US$220.5 million) and also as part of our long term debtors amounting to Ch$14,655 million (US$26.3 million), Ch$141,201 million (US$253.3 million) of trade accounts receivable of our Presto subsidiary, to be received from Presto card users. Key factors influencing our credit card revenues include:

• Finance charges. Since we currently use our Presto card to help increase our total sales volume, our goal is to offer interest rates that are competitive with those offered by the in-store credit cards of our principal competitors in order to complement our low prices on our products.

• Average account balances. Average account balances are generally a function of the credit limits we allocate to each account, and the frequency with which the cards are used as well as the average purchase volume. We set credit limits by analyzing an applicant’s current income and credit record as obtained from Chilean credit agencies.

• Other financial revenues. This refers to credit card commissions and fees. As Presto cards are used, a monthly statement is issued containing an invoicing fee. Also, when past-due accounts are collected, a collection fee is charged to the customer. Additionally, as our card starts operating as an “open card”, accepted by businesses unaffiliated to Lider stores, its use will generate a fee charged to these businesses referred to as the merchant discount. Finally, from January 2005, a monthly maintenance fee to the cardholder has been charged to offset the significant discounts that Presto cardholders are entitled to when shopping in our Lider stores. These Impactos Presto have contributed to the growth in the number of new accounts opened and active accounts. As our Presto division further diversifies its services, including insurance brokerage among others, we expect to derive commissions from such sales. Other financial revenues including merchant discounts, fees to cardholders and commissions are expected to grow resulting in a reduction on the reliance of our Presto division on revenues from credit, along with an increase of revenues from transactions or use of the card regardless of the use of credit.

• Mix of sales- Food and Non-Food. In 2004, our Presto card was used in approximately 13.6% of our sales with respect to food products as compared to 9.7% for 2003. Sales of food products represented 80.2 % of our sales for 2004 as compared to 81.1% for 2003 resulting from our decision to grow both in volume and assortment of non-food items offered in our stores, making inroads in an increasing number of non-food product lines, in addition to pharmaceuticals through our FarmaLider stores. The expansion of our retail business to include higher priced durable goods, such as household appliances and electronics, has contributed to the growth of our credit card business. Our customers often require credit to purchase these higher-priced items. For 2004, our Presto card was used in approximately 32.1% of our sales in non-food areas as compared to 29.8% in 2003. Sales of non-food products (including pharmaceuticals in our FarmaLider stores) represented 19.8% of our sales for 2004 as compared to 18.9% in 2003. We believe our strategy of expanding our non-food offerings will continue to play a major role in the net revenues generated by our credit card business.

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

     Key Factors Affecting Our Cost Structure

     Cost of Sales and Gross Profit. Our operating margins declined in 2004 to 1.6% from 3.9% in 2003 due to a reduction in our selling prices primarily as a result of our EDLP strategy. Our cost of sales includes our purchasing costs associated with our products, plus the shrinkage from our store operations, plus reductions in the prices of our products related to promotions that are not offset by corresponding decreases in the cost of such products to us. “Shrinkage” includes losses in inventory, losses and damage of our products during transportation and losses caused by theft. As part of our EDLP strategy, we significantly reduced the prices our customers pay for our products. We always seek to reduce the purchasing cost of our products in part by increasing the volume of our purchases and, thereby, improving the terms of payment to our suppliers. As we have increased our sales of higher-priced non-food products, shrinkage has become an increasingly important factor in our cost structure. Other costs such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our distribution network are not accounted for in the cost of sales line item. Therefore, our cost of sales, gross profit and gross margin may not be comparable to those of other retailers.

     Selling and Administrative Expenses. Our selling and administrative expenses primarily include the following costs: labor and personnel, advertising, maintenance, provisions for doubtful accounts related to our credit card business, utilities, credit card commissions paid to third parties and insurance.

• Labor and personnel expenses: Our labor and personnel expenses are the main component of the total operating expenses and they represented 35.0% during the year 2004, 34.9% in 2003 and 37.5% in 2002. As a percentage of net revenues, labor and personnel expenses represented 7.4% in 2004, 6.8% in 2003 and 7.1% in 2002. During 2004, our labor expenses increased 30.6% compared to 2003, explained by the 20.8% growth in our company’s net revenues.

• Advertising expenses: Our advertising expenses represented 6.3% of our total operating expenses in 2004, 5.6% in 2003 and 7.2% in 2002. As a percentage of net revenues, advertising expenses represented 1.4% in 2004, 1.0% in 2003 and 1.4% in 2002. Advertising expenses decreased during 2003 as a result of the adoption of the EDLP strategy that involved merging of the different store brands under the Lider brand and suppressing some marketing activities and promotional campaigns and catalogs, shifting from the printed media to emphasis on mass-media, such as TV and radio. During 2004, advertising expenses increased due to the evolution towards the Exceptional Value strategy which aims to deliver superior service and quality at the lowest possible price.

• Provisions for doubtful accounts. In connection with our credit card operations, we record an allowance for doubtful accounts, which corresponded to 14.9% of net credit card receivables for 2004, which is used to offset write-offs and maintain an allowance deemed appropriate to the amount of total receivables. Our allowances for doubtful accounts have risen in recent years and are primarily a function of the total number of credit card accounts and higher delinquency rates. Moreover, as a result of electing to open our Presto card to unaffiliated merchants, we have become subject to the regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras and have, in accordance with its provisioning policies increased our allowances for doubtful accounts. We record provisions of a set percentage of outstanding balances for each past due credit card loan and evaluate these provisions based on the number of days past due and the historical behavior of our customers. As we continue to expand our credit card business, we expect our aggregate allowance for doubtful accounts to increase.

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

     Our company has no significant debt in foreign currency. As of December 31, 2004, it held U.S. dollar-denominated letters of credit for US$44.8 million, which are exposed to exchange risks. At the same time, our company holds notes receivable in U.S. dollar currency for US$49.3 million mainly related to the divestment of Supermercados Ekono S.A. (Argentina). Our company’s net exposure to exchange rate is US$4.5 million, therefore, price-level restatement and foreign exchange gain (loss) have no significant effect on our net income.

     Income tax expense. We account for income taxes using the asset and liability method. Accordingly, deferred taxes are recorded for the differences between the tax and book basis of assets and liabilities that will reverse in future periods. Changes in the tax versus the book basis of certain of our assets may, from time to time, increase our deferred tax assets in a given period. In 2004, we recorded a deferred tax asset for tax loss carryforwards originating in the Magallanes S.A. subsidiary (formerly Carrefour Chile).

     Our Exceptional Value Business Model

     In mid-2003, we strengthened our commitment to our “Every Day Low Prices”, or EDLP, strategy. As expected, our EDLP strategy initially reduced our profitability as our volume increases and cost reductions did not fully offset the price decreases. In the last quarter of 2004, we carried our EDLP strategy into its next stage, which we refer to as our “Exceptional Value” strategy, which aims to deliver service and quality at the lowest possible price by keeping a perceptual price positioning, along with incentives for holders of our Presto credit card, the development of our Lider brand name, and high-low pricing in perishables.

     For 2004, as a result of the implementation of our Exceptional Value strategy, in the fourth quarter of 2004, our gross profit increased to 23.1 % compared to 22.5 % for 2003. This strategy, along with the acquisition of Carrefour stores and six new stores opening and the growth of our Presto credit card had a positive impact on our net revenues in 2004 which increased 20.8 % to Ch$1,440,462 million (US$2,584.3 million) for 2004 from Ch$1,192,075 million for 2003.

     Our Exceptional Value strategy is premised on several assumptions:

• Low prices drive higher volume. According to market surveys, price is one of the key factors Chilean consumers consider when deciding where to shop. By maintaining a discernible price difference compared to our competitors, we expect to attract more customers to our stores.

• Preferred price to quality ratio. With our actual, and even more prominent, perceptual price advantage and reputation for low prices, we have strengthened our commitment to quality to appeal to the aspirational qualities of the Chilean consumers.

• High traffic provides opportunities for cross-selling. We intend to take advantage of the higher volume of customer traffic we expect to generate through our current strategy by cross-selling an expanding range of quality non-food products and complementary services to our customers, delivering service and quality at the lowest possible price by keeping a perceptual price positioning, offering incentives to holders of our Presto credit card, developing our Lider brand name, and offering high-low pricing in perishables. By capturing a greater share of the consumer’s wallet, we expect to increase our revenues. To date, our strategy has helped increase our customer traffic levels, improve our net revenues and reverse a negative trend in our same store sales. Our same store sales increased in 2004 by 1.6% compared to 0.3% in 2003.

Critical Accounting Policies and Estimates

     We prepare our consolidated financial statements in accordance with Chilean GAAP with a reconciliation to U.S. GAAP. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and contingent liabilities and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are most important to our financial condition and results of operations and those that require the most difficult, subjective or complex judgments by our management. On an ongoing basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of our consolidated financial statements, actual results may vary from these estimates. We believe that the following policies are our critical accounting policies.

     Vendor Allowances and Distribution Network Revenue

     We receive various types of previously agreed upon vendor allowances in the form of cash or credits that add to our revenues. Such payments are presented for Chilean GAAP purposes as “net revenues” in the income statement. For U.S. GAAP purposes, these payments are recorded as deductions from the cost of sales. In addition, we receive previously agreed upon payments from suppliers for use of our distribution system which are recorded as revenue and, in U.S. GAAP, as deductions from cost of sales.

     The types of allowances offered are as follows:

     (1) volume allowances, which are off-invoice based on the quantity of products purchased from a vendor. Rebates received relating to volume allowances are recognized on a systematic basis as an additional revenue as the products are delivered to the stores. These volume allowances are dependent on volume purchased, that is, they represent certain percentages of the purchases which are agreed annually with each vendor, neither contingent to achieving a minimum volume nor capped by a maximum. Therefore, any increase or decrease in sales has an impact on the amount of these allowances. Historically, our company has recorded growing sales volume.

     (2) promotional allowances, which generally relate to reductions in sales prices to customers for limited time periods which are reimbursed by the supplier to us. Promotional allowances are recognized as the sales to the customers, which are the requirement for earning the promotional allowance, are made.

     (3) allowances for store opening or re-opening correspond to the contribution from vendors in case a new store is opened or re-opened after major remodeling. Such investments by our company provide them with additional meters and improved locations to sell their products and increase sales volume.

     (4) allowances for distribution correspond to the amounts charged to vendors whose merchandise is centralized at our distribution center and shipped by our own fleet of trucks to stores throughout the country. Distribution services involve costs which are charged to vendors as their products are delivered in our distribution facilities, hence recognized as the service is provided.

     Allowance for Doubtful Accounts and Delinquent Credit Card Balance Policy

     We maintain an allowance for doubtful accounts for estimated losses, which result from our credit card customers not making required payments. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We base our allowance on the likelihood of loss in our credit card loan portfolio based on past experience and by reviewing current collection trends that are expected to continue. In addition, we discontinued accruing interest on credit card loans that are more than 90 days past due and write off credit card loans that are more than 360 days past due. In fact, considering the past performance of the credit card accounts receivable portfolio and write-off recovery as of December 31, 2003, we maintained allowances for 75% of the delinquent portfolio aged 180 days or more. The amount provisioned according to this criterion proved insufficient since there was a deterioration in the aging portfolio; therefore, we had to change the criterion to estimate provision amounts. On June 16, 2005, the Superintendencia de Bancos e Instituciones Financieras authorized our subsidiary Servicios y Administración de Créditos Comerciales Presto S.A. to issue and administer credit cards under the Presto name nationally, in conformity with the established norms in Chapter III.J.1 of the Compendio de Normas Financieras of the Central Bank of Chile. Accordingly, the company has determined that this is a type I subsequent event under Chilean GAAP which required the recording of an increase in its allowance for doubtful accounts as of December 31, 2004 for the accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A. to be in accordance with the rules of the Superintendencia de Bancos e Instituciones Financieras. Thus, at December 31, 2004, the allowance for doubtful accounts amounted to Ch$18,270 million (US$32.8 million) and, at December 31, 2003, this allowance was restated to Ch$14,320 million. These amounts represented 14.9% and 19.7% of our net receivables in 2004 and 2003, respectively.

     As a result of the subsequent event approval by the Superintendency of Banks of Presto’s credit card operations under its administration, the company recorded a change to bad debt of Ch$4,233, net of tax, increasing the Presto allowance for doubtful accounts to Ch$18,270 million from Ch$13,171.

     Changes in the levels of provisions we record are recognized in the results for each period during which these changes are introduced. We believe that our policy for recording our provisions for doubtful accounts and credit card loan loss reserve is a critical accounting estimate because of the uncertainty related to the collectibility of these receivables. In addition, any assumption we make about when to discontinue accrual of interest income on delinquent accounts may differ from our actual experience of interest income default. If actual experience differs from our estimate, we would be required to adjust our provisions and allowances for doubtful accounts.

     The detail of allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004, and the potential impact of changes in uncollectibility rates are shown in the following table:

	2002	2003	2004
		(As restated)
		Ch$ million
Net receivables	42,231	72,627	122,931
Allowance for doubtful accounts	1,005	14,320	18,270
Allowance for doubtful accounts/total net receivables	2.4%	19.7%	14.9%
Hypothetical uncollectibility rose by 25%	3.0%	24.6%	18.6%
Impact on income statement (increase in expenses)	262	3,546	4,595

     Receivable from Disco S.A.

     We believe that our receivable from Disco S.A. for the sale of Ekono-Argentina will ultimately be collected. The lack of a valuation allowance for this receivable is a critical accounting policy as management must make decisions regarding the viability of legal recourse where the outcome is uncertain. Moreover, if we are unable to recover, or if we determine that it is probable that we would be unable to recover any remaining amount and that the amount of such loss is estimable, we would be required to create a valuation allowance for such amount. As of December 31, 2004, the receivable from Disco S.A. amounted to Ch$26,602 million (US$47.7 million) recorded in the account sundry debtors within notes and in accounts receivable in current assets.

     Inventories

     Inventories are valued at price-level restated purchase cost, on a weighted-average-cost basis, which does not exceed their net realizable sale value. Products that are obsolete or out of season are sold during the year through different promotional campaigns at discounted prices, therefore, we do not constitute allowances for product obsolescence. The company records shrinkage as indicated by its periodical physical inventory counts directly against cost of sales. This estimate is trued up periodically to our actual experience. We consider the valuation of inventories to be a critical accounting policy due to the uncertainty inherent in such assumptions.

     The detail of provisions for shrinkage for the years 2002, 2003 and 2004 is the following:

	2002	2003	2004
	Ch$ million	Ch$ million	Ch$ million
Shrinkage	20,218	21,347	29,290
%/sales	2.1%	2.0%	2.3%
Hypothetical increase by 25%	2.6%	2.5%	2.9%
Impact on cost of sales (increase)	4,814	4,884	6,925

     We are indeed seeking to reduce our shrinkage by centralizing our distribution system, improving the efficiency of our supply-chain, improving our operational processes, strengthening our extensive security systems and continuously training all our associates to implement the best practices of the industry, discourage theft and enhance shopper safety.

     Purchase Accounting and Goodwill

     Goodwill includes the cost of acquired subsidiaries in excess of the carrying value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management’s estimate regarding (1) the amortization period and (2) the recoverability of the carrying value of goodwill.

     The principal amounts recorded of goodwill for the years 2002, 2003 and 2004 are as follows:

	2002		2003		2004
	Ch$	US$	Ch$	US$	Ch$	US$
	million	million	million	million	million	million
Maquinsa (ex Fullmarket S.A.)	10,650	19.1	9,880	17.7	9,110	16.3
Magallanes S.A. (Carrefour Chile)					22,265	39.9
Total	10,650	19.1	9,880	17.7	31,375	56.3

Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

     We have considered goodwill as an asset with an indefinite life and have therefore always used the maximum amortization period allowed under Chilean GAAP for goodwill which is 20 years.

     Under Chilean GAAP and U.S. GAAP, goodwill is tested for impairment when events or changes in circumstances so require (as well as annually under U.S. GAAP). Such changes in circumstances have not occurred nor have we, under U.S. GAAP, determined that our carrying value is less than our estimated fair value.

     Our goodwill as of December 31, 2004 primarily originated from the acquisition of Carrefour Chile (currently known as Magallanes S.A.) operations and from the purchase of Fullmarket S.A. (currently known as Maquinsa S.A.) in 1996.

     In January 2004, we acquired Carrefour Chile. On January 1, 2004, Technical Bulletin 72 became effective for business combinations in Chile. This bulletin requires that goodwill be calculated in a manner similar to U.S. GAAP. However, unlike U.S. GAAP, goodwill will continue to be amortized over a maximum 20 year life as well as tested annually for impairment. Therefore, the goodwill related to our acquisition of Carrefour Chile has been determined under this new pronouncement and the factors listed above considered in determination of the useful life of the goodwill will continue to be used by us. In our annual calculations of the implied fair value of goodwill for determination of impairment, certain assumptions regarding the projected sales growth, operating income, and projected amount for capital expenditures will be used. Because a change in these assumptions could result in a significant change in the recorded amount of goodwill, we believe that the accounting for goodwill is one of our critical accounting policies.

     Severance Indemnities

     We sponsor a severance indemnity plan for employees which is treated, for accounting purposes, as a defined benefit plan.

     The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. We fund these plans as claims are incurred.

     Recorded severance indemnities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions is a critical accounting estimate because changes in it can materially affect the projected benefit obligations and net periodic pension costs. In accounting for defined benefit plans, we make actuarial calculations. These calculations contain key assumptions, which include: discount rates, employee service lives, employee turnover rates and annual average salaries. The assumptions for the calculations are uncertain and require judgment. Should these assumptions change, our pension benefit obligation would require increase or decrease in the balance sheet and the recording of the offsetting effect in the income statement.

     The following table shows the accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men). Additionally, it shows how this amount would increase or decrease in our balance sheet in case of a 9% or a 5% discount rate:

Severance Indemnities	Ch$ million	US$ million
Short-term and long-term with 7% discount rate	4,958	8.9

With 5% discount rate	6,355	11.4
Impact on income statement (expense increase)	1,397	2.5
With 9% discount rate	3,955	7.1
Impact on income statement (expense decrease)	1,003	1.8

     Property, Plant and Equipment

     Property, plant and equipment are stated at price-level restated purchase cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Buildings and infrastructure	20 to 60 years
Machinery and equipment	4 to 7 years
Leased assets	5 to 7 years
Fixtures	10 years
Other fixed assets	4 years

     The preparation of consolidated financial statements in conformity with Chilean GAAP requires us to make estimates and assumptions, relating to the useful lives of such assets which affects the reported amounts of such assets and disclosure at the date of the publication of the financial statements as well as reported amounts of expenses during the reporting periods. The factors which we use to determine the useful lives include:

•	the estimated service life of the asset; and

•	the estimated technological life of the asset.

     The detail of depreciation charges for the years 2002, 2003 and 2004 is the following:

	2002	2003	2004
	Ch$ million
Depreciation	35,009	38,496	47,650
10% increase or decrease	3,500	3,850	4,765

     However, the periods used by our company for useful lives are the shortest allowed by tax law (20 years for buildings and infrastructure), therefore, the only possible change would be to extend these final periods. In such case, there would be a positive impact on results since depreciation charges would be lower than those currently recorded by our company.

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

Results of Operations

     The following table sets forth, for the periods indicated, certain items in our income statement and their respective percentages of net revenues:

	Year ended December 31,
	2002	2003	2004
Net revenues	100.0%	100.0%	100.0%
Cost of sales	(77.2)	(77.5)	(76.9)

Gross profit	22.8	22.5	23.1
Selling and administrative expenses	(18.8)	(19.6)	(21.0)

Operating income	4.0	3.0	2.0
Non-operating income	0.1	0.1	0.2
Non-operating expenses	(2.0)	(1.6)	(1.5)
Price-level restatement and foreign exchange gain (loss)	0.5	(0.1)	0.1
Taxes	(0.4)	(0.4)	(0.2)

Net income	2.3%	1.0%	0.7%

     2004 Compared to 2003

     For 2004, our net revenues increased 20.8% to Ch$1,440,462 million (US$2,584.3 million) compared to Ch$1,192,075 million for 2003. This increase resulted primarily from the integration of six stores acquired from Carrefour, the remodeling of two stores (Arica and La Calera) and the opening of new stores during the year (six new stores: four Lider Vecino and two Lider stores). Our EDLP strategy, which began in mid-2003, evolved in the last quarter of 2004 into our Exceptional Value strategy. Gross profit increased 23.9% to Ch$332,545 million (US$596.6 million) compared to Ch$268,432 million in 2003 and gross margin increased 60 base points to 23.1% of revenues from 22.5% in 2003. This increase in gross margin occurred as a result of the evolution of our business strategy which included more aggressive introduction of private labels in the assortment, and increased revenues from our Presto division.

     Net Revenues. Our net revenues for 2004 were Ch$1,440,462 million (US$2,584.3 million), which represented an increase of 20.8% compared to Ch$1,192,075 million for 2003. The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

     The 20.8 % increase in our net revenues for the period 2004 resulted primarily from:

	Year ended December 31,
	2003	2004	% change
	(in millions of constant Ch$)
Hypermarkets and Supermarkets
(including FarmaLider)	Ch$1,140,064	Ch$1,375,994	20.7%
Credit cards	19,563	25,560	30.7
Other	32,448	38,908	19.9

Total	Ch$1,192,075	Ch$1,440,462	20.8%

•	Retail Formats (Lider and FarmaLider). A 20.7% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$1,375,994 million (US$2,468.6 million) for 2004 compared to Ch$1,140,064 million for 2003. This increase resulted principally from an addition of 71,123 square meters of sales area, from 333,344 at December 31, 2003 to 404,467 at the same date in 2004 (opening of four Lider Vecino compact hypermarkets and two Lider hypermarkets, in addition to stores acquired from Carrefour, the transformation of Lider Express Arica into Lider Vecino, the enlargement of Lider Express La Calera), an increase of 21.3% over the total sales area at December 31, 2003. These new stores accounted for 17.5% of our hypermarket and supermarket sales for 2004. Another factor which contributed to the increase in revenues from retail formats was the evolution of our business strategy, which helped to increase customer traffic levels (20.5% increase in total transactions and 2.7% increase in same store transactions for 2004 compared to 2003).

•	Credit Card. A 30.7% increase in net revenues derived from Presto credit card operations compared to 2003, reflecting an increase in our net financial revenues including primarily interest and commissions, to Ch$25,560 million (US$45.9 million) for 2004 compared to Ch$19,563 million for 2003. This increase was attributable to an 80.9% increase in accounts in good standing at period-end, from 652,541 accounts at December 31, 2003 to 1,180,456 accounts in 2004, and to the promotion of sales of food and non-food products through our Presto card (16.6% of overall penetration of the credit card in total sales for 2004 compared to 14.2% for 2003). At December 31, 2004, the total outstanding of the Presto card totaled Ch$141,201 million compared to Ch$86,947 million at the same date of 2003, representing a 62.4% increase.

•	Other Revenues. A 19.9% increase in other revenues derived from real estate and logistic operations to Ch$38,908 million (US$69.8 million) for 2004 compared to Ch$32,448 in 2003. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales (19.0% increase in 2004 over 2003) and increased centralization of merchandise in our distribution center (58.5% of centralization for 2003 compared to 63.2% for 2004).

     Cost of Sales and Gross Profit. Our gross profit for 2004 increased 23.9%, to Ch$332,545 million (US$596.6 million), from Ch$268,432 million for 2003.

     As a percentage of net revenues, cost of sales for 2004 was 76.9% compared to 77.5% for 2003. The increase in gross margin was principally attributable to the further implementation of our EDLP strategy with a higher share of private labels in the product assortment (27.1% increase of private label sales in groceries and 40% increase of private label sales products on beauty care) and improved negotiations with suppliers. Additionally, the sustained increase of Presto revenues made a significant contribution to the increase in gross margin.

     Selling and Administrative Expenses. Selling and administrative expenses (including depreciation) for 2004 were Ch$303,026 million (US$543.6 million), representing a 29.9% increase as compared to Ch$233,243 million for year 2003.

     As a percentage of net revenues, selling and administrative expenses rose to 21.0% for the year 2004 from 19.6% in 2003, principally due to increased operating costs from the integration of Carrefour stores and new stores opened in 2004 (additional expenses from Carrefour and new stores account for 22.5% of the expenses increase mentioned above); and increased operating expenses (excluding allowances for doubtful accounts) from the Presto financial services division from Ch$5,221 million in 2003 to Ch$9,325 million (US$16.7 million) in 2004.

     Selling and administrative expenses related to our credit card operations increased by 10.6% to Ch$27,882 million (US$50.0 million) in 2004 compared to Ch$25,205 million for 2003. This increase was principally attributable to operating expenses excluding allowances for doubtful accounts which increased by 78.6% from Ch$5,221 million in 2003 to Ch$9,325 million (US$16.7 million) in 2004, as necessary to administer a 62.4% increase in outstanding credit from Ch$86,947 million at December 31, 2003 to Ch$141,201 million (US$253.3 million) at December 31, 2004, and the 80.9% increase in accounts in good standing.

     Costs related to the credit card operations are accounted for in selling and administrative expenses in the consolidated income statement.

     Operating Income. Operating income for 2004 was Ch$29,520 million (US$53.0 million), representing a decrease of 16.1% as compared to Ch$35,189 million for 2003, reflecting the 29.9% increase in operating costs described above, which is partially offset by the 23.9% increase in gross profit. As a percentage of net revenues, operating income for 2004 was 2.0%, representing a decrease of 100 base points as compared to operating income equivalent to 3.0% of net revenues for 2003.

     Non-operating Income. The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,
	2003	2004
	(in millions of constant Ch$)
Financial income	552	1,303
Other non-operating income(1)	607	1,107
Amortization of negative goodwill	362	356
Minority Interest	—	123

Total non-operating income	Ch$1,521	Ch$2,889

(1)	“Other” includes principally equity in earnings of related companies.

     Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,
	2003	2004
	(in millions of constant Ch$)
Financial expense	Ch$16,818	Ch$18,695
Minority interest	40	—
Other non-operating expense(1)	1,319	1,363
Amortization of goodwill	815	1,978

Total non-operating expense	Ch$18,992	Ch$22,036

(1)	“Other” includes equity in losses of related companies and charitable contributions.

     Non-operating expense for 2004 was Ch$22,036 million (US$39.5 million), representing an increase of 15.9% compared to non-operating expense of Ch$18,992 million for 2003. This increase resulted primarily from higher financial expenses by 11.2%, which totaled Ch$18,695 million (US$33.5 million) for 2004 compared to Ch$16,818 million for 2003 explained by the higher indebtedness of our company and by a 142.8% increase in charges of amortization of goodwill: Ch$1,978 million (US$3.5 million) for the year 2004 as compared to Ch$815 million for 2003, originated in goodwill from Carrefour.

     Price-level Restatement and Foreign Exchange Gain (Loss). Net price-level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$2,113 million (US$3.8 million) for 2004, as compared to a net loss of Ch$893 million for 2003, representing an increase of 336.5%. The net gain in 2004 compared to 2003 is primarily attributable to foreign exchange insurance contracts entered into to hedge these exchange variations on foreign currency assets during the period.

     Income Taxes. Income taxes for 2004, including current and deferred taxes, amounted to Ch$2,128 million (US$3.8 million), representing a 55.3% reduction as compared to a charge of Ch$4,764 million for 2003, consistent with the decrease in income before income taxes recorded during 2004 compared to the amount recorded in 2003. Such reduction is mainly due to the increase of deferred tax assets in connection with tax losses from subsidiaries. The effective tax rate during the year 2004 was 17.0%.

     Net Income. Net income for 2004 was Ch$10,357 million (US$18.6 million) representing a decrease of 14.1% as compared to net profit of Ch$12,061 million in 2003. As a percentage of net revenues, net income margin recorded in 2004 was 0.7%, a reduction of 30 base points compared to 1.0% in 2003.

     2003 Compared to 2002

     For 2003, our net revenues increased 9.8% to Ch$1,192,075 million compared to 2002. Our operating income decreased to Ch$35,189 million for 2003, a decrease of 19.5% compared to Ch$43,731 million for 2002. The improvement in our net revenues resulted primarily from the opening of new stores, the improved performance of the Chilean economy and the implementation of our EDLP strategy. Despite the increase in our net revenues, our operating income decreased by 19.5% to Ch$35,189 million (US$63.1 million) in 2003 mainly due to the 14.4% increase in selling and administrative expenses, which in turn are primarily explained by the 443.9% higher allowance for doubtful accounts at the Presto credit division.

     Our net income for 2003 decreased by 51.0% to Ch$12,061 million (US$21.6 million) as compared to 2002. This decline in our net income resulted primarily from the decrease in operating income as explained above, and the deterioration in our non-operating results. The loss increase at this level is explained by a net price-level restatement and foreign exchange loss amounting to Ch$893 million for 2003 compared to a gain of Ch$5,622 million for 2002 and by 21.3% higher financial expenses resulting from greater indebtedness of the company, which more than offset the decline in other non-operating expenses in 2003 as compared to 2002, when restructuring charges were recorded in connection with severance payments to former top management officers and employees.

     Net Revenues. Our net revenues for 2003 were Ch$1,192,075 million, which represented an increase of 9.8% compared to Ch$1,085,187 million for 2002. The following table sets forth the composition of our net revenues for the periods indicated and the percentage change between periods.

	Year ended December 31,
	2002	2003	% change
	(in millions of constant Ch$)
Hypermarket and Supermarket	Ch$1,048,404	Ch$1,140,063	8.7%
Credit cards	11,538	19,563	69.6
Other	25,245	32,449	28.5

Total	Ch$1,085,187	Ch$1,192,075	9.8%

The 9.8% increase in our net revenues for 2003 resulted primarily from:

•	Hypermarkets and Supermarkets. A 8.7% increase in net revenues derived from our hypermarket and supermarket business, to Ch$1,140,063 million for 2003 from Ch$1,048,404 million for 2002. This increase resulted from an addition of 23,983 square meters (approximately 261,360 square feet) of sales area (one new Lider hypermarket, three new Lider Vecino compact hypermarkets and two new Lider Express supermarkets), an increase of approximately 8% over the total sales area at December 31, 2002. These new stores accounted for 9.3% of our hypermarket and supermarket sales for 2003. Another factor which contributed to the increase in hypermarket and supermarket business was a 0.3% increase in same-store sales compared to 2002, compared to a decline of 1.4% in same-store sales in 2002, which we believe resulted from the implementation of our EDLP strategy, which helped to increase our customer traffic levels and, consequently, our net revenues, as well as the improved performance of the Chilean economy.

•	Credit Card. A 69.6% increase in net revenues derived from our credit card operations compared to 2002 reflecting an increase in our net financial revenues, including primarily interest and commissions, to Ch$19,563 million for 2003 from Ch$11,538 million for 2002, which increase was attributable to a 43% increase in the number of active accounts, an increase in average monthly account balances per individual account to Ch$128,000 for 2003 from Ch$92,000 for 2002, and our promotion of sales of non-food products through our Presto card, leading to increased use of our Presto credit card to purchase higher priced non-food products.

•	Other Revenues. A 28.5% increase in net revenues derived from other revenues to Ch$32,447 million for 2003 from Ch$25,245 for 2002. This increase resulted primarily from increased lease payments received from merchants leasing space in our stores and in our shopping centers. These increases were due to a revision by our company of the amounts charged as communal expenses to lessees of commercial locations and stands in our shopping malls.

     Cost of Sales and Gross Profit. Our gross profit for 2003 was Ch$268,432 million, representing an increase of 8.4%, compared to Ch$247,683 million for 2002.

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

     Selling and Administrative Expenses. Selling and administrative expenses for 2003 were Ch$233,243 million, representing a 14.4% increase as compared to Ch$203,951 million for 2002. As a percentage of net revenues, selling and administrative expenses rose to 19.6% for 2003 from 18.8% for 2002 principally due to the 443.9% increase in the allowance for doubtful accounts at the Presto division, from Ch$3,674 million to Ch$19,983 million in 2003.

     Our selling and administrative expenses related to our credit card operations increased 246.8% to Ch$25,205 million for 2003 from Ch$7,267 million for 2002. This increase was principally attributable to our allowance for doubtful accounts which increased 443.9% for 2003 compared to 2002. The allowance for doubtful accounts for year 2003 has been restated in accordance with the announcement made by our company on April 13, 2005, of a restatement of its financial statements for 2003 to correct an error in its determination of such allowance related to its Presto credit card. These figures correspond to restated numbers. The allowance for doubtful accounts of the Presto credit card at December 31, 2003 was restated to Ch$14,319 million from Ch$3,153 million. This increase is also explained by other expenses which increased 45.3% from Ch$3,593 million in 2002 to Ch$5,221 million in 2003. The increase in the allowance for doubtful accounts is consistent with the 105.9% increase in total outstanding credit from Ch$42,236 million by year end 2002 to Ch$86,947 million at December 31, 2003. Likewise, the 87.0% increase in Presto revenues and the 105.9% increase in total Presto receivables has involved 212.6% higher total operating expenses in connection with the organizational growth at the Presto financial services division.

     Operating Income. Our operating income for 2003 was Ch$35,189 million, representing a decrease of 19.5% as compared to Ch$43,731 million for 2002 reflecting the revenue and cost trends described above. As a percentage of net revenues, operating income for 2003 was 3.0%, representing a decrease of 100 base points as compared to operating income of 4.0% of net revenues for 2002.

     Non-operating Income. The following table sets forth, for the periods indicated, information concerning our non-operating income on a consolidated basis:

	Year ended December 31,
	2002	2003
	(in millions of constant Ch$)
Interest income	Ch$ 470	Ch$ 552
Other non-operating income(1)	528	607
Amortization of negative goodwill	355	362

Total non-operating income	Ch$1,353	Ch$1,521

(1)	“Other” includes principally equity in earnings of related companies.

     Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	Year ended December 31,
	2002	2003
	(in millions of constant Ch$)
Financial expense	Ch$13,860	Ch$16,818
Minority interest	64	40
Other non-operating expense(1)	6,531	1,319
Amortization of goodwill	815	815

Total non-operating expense	Ch$21,270	Ch$18,992

(1)	“Other” includes equity in losses of related companies, charitable contributions and, in 2002, severance payments to former management and employees including our former chief executive officer, current director and controlling shareholder, Mr. Nicolás Ibáñez Scott.

     Non-operating expense for 2003 was Ch$18,992 million, representing a decrease of 10.7% compared to non-operating expense of Ch$21,270 million for 2002. This decrease for 2003 resulted primarily from 79.8% lower other non-operating expenses for 2003 of Ch$1,319 million, as compared to Ch$6,531 million for 2002. Other non-operating expense was higher for 2002 because of restructuring expenses incurred in connection with severance payments made to former management and employees totaling Ch$5,122 million

This decrease is partially offset by the 19.9% increase in financial expenses in 2003 as compared to 2002 explained by the greater indebtedness of the company.

     Price-level Restatement and Foreign Exchange Gain (Loss). Our net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$893 million for 2003, as compared to a net gain of Ch$5,622 million for 2002. The net loss for 2003 is primarily attributable to a Ch$3,072 million foreign exchange loss for 2003, compared to a Ch$5,129 million foreign exchange gain for 2002, reflecting the impact of exchange rate variations on our foreign currency denominated assets.

     Income Taxes. Income taxes for 2003, including current and deferred taxes, amounted to Ch$4,764 million, representing a decrease of 1.2% as compared to Ch$4,821 million for 2002. Deferred tax benefit of Ch$1,845 million in 2002 fluctuated, in 2003, to a deferred tax expense of Ch$384 million mainly due to increases in capital expenditures in late 2001 and early 2002 which resulted in increased deferred tax expense associated with the increased tax over book depreciation. An increased deferred tax benefit offsetting this fluctuation of approximately Ch$1,948 million related to the increased allowance for doubtful accounts for Presto was also recorded in 2003.

     Our effective tax rate remained relatively constant between 2002 and 2003. In 2003, a permanent non-deductible item, the foreign exchange loss generated on a note due in Argentina, was offset by the deferred tax benefit generated by the increase in the Presto allowance for doubtful accounts.

     Net Income. Net income for 2003 was Ch$12,061 million, representing a decrease of 51.0% as compared to net income of Ch$24,616 million for 2002. As a percentage of net revenues, net income was 1.0% in 2003, as compared to 2.3% in 2002.

Impact of Inflation, Price-level Restatement and Foreign Exchange

     Chilean GAAP requires that financial statements recognize the effects of inflation. We are therefore required to adjust our financial statements to reflect the effect of variations in the purchasing power of the Chilean peso during each year. These adjustments are based on the variation of the official Chilean CPI (consumer price index) from December 1 to November 30 of each year, with the exception of assets and liabilities denominated in foreign currency which are adjusted to closing exchange rates at period-end. For practical reasons, the CPI adjustment used to compute the price-level restatement is delayed one month. See Note 2 to our consolidated financial statements for a description of these price-level adjustments.

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

     The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2004, together with foreign exchange gains, resulted in a net gain of Ch$ 2,113 million (US$ 3.8 million), compared to a net loss of Ch$893 million (US$1.6 million) in 2003. This was principally due to lower rates of inflation applicable to our non-monetary assets, the appreciation of the Chilean peso (affecting our dollar-denominated assets) and the fact that a greater proportion of our liabilities are denominated in Chilean pesos and not in UFs.

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

Liquidity and Capital Resources

     Overview

     Our principal uses of funds are for capital expenditures, dividend payments and the repayment of short-term and long-term liabilities, in addition to funding the increase in outstanding credit of the Presto financial business. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. Our US$250 million capital increase in 2004 has further strengthened our capital resources. We believe that these sources of funds, together with our cash and cash equivalents on hand, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements. If we decide to increase our capital expenditure or succeed in increasing the use of the Presto credit card, granting additional new loans beyond our estimates, we would be able to increase our debt without having a negative impact on our net income, since higher revenues would offset higher financial expenses. Due to the nature of our retail business, we benefit from significant cash flows and access to vendor financing for purchases in the ordinary course of our business activities, which we estimate will continue in the same terms. The growth of our credit card business, as expected, will continue to increase our working capital requirements. As a result of our US$250 million capital increase in 2004 and the additional operating cash flows generated during 2005, we believe we are well positioned to finance our capital requirements.

     In 2002, our company decreased its cash and cash equivalent in the amount of Ch$9,690 million, primarily due to significant purchases of property, plant and equipment totaling Ch$70,563 million. In 2003, we increased our cash in the amount of Ch$9,258 million since net cash provided by operating and financing activities exceeded the amount used in investing activities. In 2004, due to the capital increase, we increased our cash and cash equivalent in the amount of Ch$48,874 million, despite the fact that our net cash from our operating activities was negative in the amount of Ch$13,484 million, largely due to the implementation of our EDLP strategy, in addition to the increase in accounts receivable of our Presto financial business.

     In 2005, we expect our major cash needs to include:

• repayment or refinancing of short-term contractual obligations in the amount of Ch$101,358 million (US$181.8 million);

• budgeted capital expenditures of Ch$55,740 million (US$100 million);

• budgeted cash dividends of approximately Ch$13,400 million (US$24.0 million); and

• increased working capital needs, primarily in connection with our planned expansion of our credit card operations in the amount of Ch$39,018 million (US$70.0 million).

We expect to meet these cash requirements in 2005 through a combination of:

• existing cash resources and cash flow to be generated from our operations in 2005;

• additional short-term and long-term debt that we will incur as necessary; and

• proceeds remaining from our US$250 million equity offerings in 2004.

Sources and Uses of Funds

     Cash and Working Capital. At December 31, 2004, we had net working capital in the amount of Ch$42,672 million (US$76.6 million), compared with net negative working capital of Ch$41,223 million (negative US$73.9 million) at December 31, 2003. We typically used to have a negative working capital position because of our extensive use of supplier financings. A negative working capital position does not affect our ability to obtain financing. However, the expansion of our Presto credit card has resulted in significant increases in our working capital requirements, as shown in 2004.

     Net Cash Provided by (Used in) Operations. Net cash used in operations in 2004 was Ch$13,483 million (US$ 24.2 million), representing a decrease as compared to Ch$34,288 million provided by operations in 2003. Funds used in operations consist principally of funds used in funding the credit operation and payment of income taxes. This resulted principally from the increase of our credit card accounts receivables to Ch$141,201 (US$253.3 million) at December 31, 2004 from Ch$86,947 million (US$156.0 million) at year-end 2003.

     Net Cash Used in Investing Activities. Net cash used in investing activities was Ch$95,855 million (US$172.0 million) for 2004, a 37.2% increase compared to 2003. The principal uses for investing activities in 2004 were Ch$76,668 million (US$137.5 million) for the purchase of Carrefour Chile and Ch$74,398 million (US$133.5 million) for the purchases of property, plant and equipment (new stores and land).

     Net Cash from Financing Activities. In 2004, our financing activities resulted in net cash of Ch$158,213 million (US$283.8 million) which included Ch$156,459 million (US$280.7 million) from equity offerings and Ch$152,123 million (US$272.9 million) from the issuance of long-term debt. These amounts were partially offset by Ch$185,723 million (US$333.2 million) in repaid debt. Our net proceeds from our equity offering were used as follows:

•	Ch$74,398 million (US$133.5 million) in construction of new stores and land purchases; and

•	Ch$59,307 million (US$106.4 million) were used in funding the increase in Presto accounts receivable.

•	We still maintain cash and cash equivalents in the amount of Ch$81,520 million (US$146.3 million).

     Contractual Cash Obligations. The following table summarizes our contractual cash obligations and commercial commitments as of December 31, 2004 and the breakdown of such obligations in specified future periods.

	Payment due by period
	(in millions of constant Ch$ as of December 31, 2004)
		Less than 1			More than 5
Contractual Obligations	Total (1)	year (2)	1-3 years (2)	3-5 years (2)	years (2)
Long-term bank debt, including current portion	Ch$104,253	Ch$9,332	Ch$67,565	Ch$24,385	Ch$2,971
Short-term bank debt	22,200	22,200	—	—	—
Capital lease obligations	11,848	6,019	5,616	213	—
Purchase obligations	221	22	45	45	109
Bonds and commercial paper	195,045	63,571	73,124	21,009	37,341

Total contractual obligations (principal plus interest)	Ch$333,567	Ch$101,144	Ch$146,350	Ch$45,652	Ch$40,421

Principal	Ch$330,016	Ch$97,593	Ch$146,350	Ch$45,652	Ch$40,421
Interest	3,551	13,446	18,004	7,208	21,069

(1)	Interest recognized as of December 31, 2004.
(2)	Interest amounts for each of the periods shown in table and included with their respective obligations have been estimated considering the interest rate of December 31, 2004, whether variable or fixed.

     We have incurred our long-term debt obligations primarily to replace certain short-term debt obligations and to enable us to pursue strategic acquisitions.

     Dividends. In 2004, dividends paid totaled Ch$24,771 million (US$44.4 million), as compared with Ch$14,145 million (US$25.4 million) in 2003. Chilean law generally requires us to distribute a minimum of 30% of our net income to our shareholders in the form of dividends. In addition to this requirement, we have a general policy of declaring an annual dividend of at least Ch$10 per share or Ch$2.5 per share adjusted after one-to-four stock split (US$0.27 per ADS). For more information on our dividend policy, see Item 10 — “Additional Information — Dividend Policy and Dividends”.

     Capital Expenditures. Our capital expenditures in 2004 totaled Ch$151,066 million (US$271.0 million). These capital expenditures were invested in the opening of six new stores, including four Lider Vecino compact hypermarkets, and two Lider hypermarkets, in the purchase of land, the expansion of our principal distribution center (cold supply chain) and the acquisition of seven Carrefour stores. Our capital expenditures in 2003 were Ch$45,263 million (US$81.2 million). We currently plan to make capital expenditures totaling Ch$55,740 million (US$100.0 million) in 2005. We plan to make capital expenditures in 2005 primarily to construct and develop new stores and to purchase additional properties.

     Working Capital. In addition to the capital expenditures listed above, we also plan to allocate Ch$39,018 million (US$70.0 million) of cash to our credit card business in 2005 to cover additional working capital requirements in connection with the issuance of additional credit by Presto. This amount represents our estimated cash requirements based on our current projected levels of growth in credit card charge volume. Our expected growth in the use of our Presto credit card may not materialize.

     Debt

     Debt Status. In addition to cash flow from our operations, we also rely on external borrowings in the local Chilean capital markets, as well as other borrowings from financial institutions. The costs associated with using external sources of financing will depend in large part on our credit ratings. Currently, our local credit ratings from Fitch and Feller-Rate are First Class — Level 2 for our shares and AA- for our bonds and commercial papers, with a stable outlook. Since all our debt is issued locally and these are the ratings applicable to our debt, a significant downgrade by Fitch or Feller-Rate may increase the cost of our future borrowings or make it more difficult to access the public debt markets. Such change is unlikely in view of the stable outlook of these ratings. Regarding international ratings, at the date hereof, our senior unsecured local and foreign currency-denominated debt had a credit rating of BBB+ with Fitch. Such rating was confirmed by Fitch on June 13, 2005, with a negative outlook. In addition to our own performance, such credit agencies may give consideration to the general macroeconomic and political trends affecting Chile and Latin America generally.

     At December 31, 2004, our aggregate outstanding debt and lease obligations were Ch$333,567 million (US$598.4 million), consisting of:

• long-term debt including lease obligations of Ch$232,224 million (US$416.6 million), which includes financial debt of Ch$226,395 million (US$406.2 million) and lease obligations in the amount of Ch$5,829 million (US$10.5 million), and

• short-term debt including the current portion of long-term debt of Ch$101,145 million (US$181.4 million), including short-term financial debt of Ch$80,221 million (US$143.9 million) and the current portion of long-term debt in the amount of Ch$20,924 million (US$37.5 million).

     In addition to our aggregate outstanding debt, we have short-term obligations incurred with our suppliers of Ch$201,699 million (US$361.9 million).

     We are also party to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$5,829 million (US$10.5 million) at December 31, 2004, as compared to Ch$9,524 million (US$17.1 million) at December 31, 2003. At December 31, 2004, our foreign currency liabilities totaled Ch$24,968 million (US$44.8 million). At December 31, 2003, we had liabilities of Ch$25,840 million denominated in U.S. dollars.

     Our major categories of indebtedness are as follows:

• Bonds and commercial paper placed in the local capital markets in an aggregate principal amount of Ch$195,045 million (US$349.9 million) at December 31, 2004. We have issued four series of bonds in Chile which bear interest at a rate of 7.0%, 6.5%, 4.5% and 5.5% and commercial paper bearing interest at a rate of 4.2%, 3.96%, 3.24% and 3.0%.

• Local bank debt in aggregate principal amount at December 31, 2004 of Ch$107,492 million (US$192.8 million). We have a Series of Chilean peso, UF- and U.S. dollar-denominated loans, the bulk of which are payable in UF and bear market interest rates according to the terms of the debt agreements.

• In 2004, we incurred a total of Ch$53,000 million (US$95.1 million) with local banks in connection with our acquisition of Carrefour Chile S.A.

     For further information regarding our debt, see Note 12 to our consolidated financial statements.

     Debt Restrictions

     Some of our long-term debt instruments contain standard financial covenants. Our principal covenants require us to maintain certain minimum ratios, such as debt-to-equity and interest coverage. We were in full compliance with our key financial covenants as of December 31, 2004. Moreover, we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital expenditure requirements for 2005 and 2006. We believe that we will be able to operate within the terms of our financial covenants for the foreseeable future. If we fail to operate within our covenanted restrictions or to obtain waivers of these covenants, it would result in defaults under our debt agreements and potentially, in the acceleration of amounts due.

     The material covenants of our long-term debt agreements at December 31, 2004 are described in the table below:

Our Principal Loan Covenants

Banco Santander- Santiago	1.	Minimum coverage of interest expenses of 3.5 (operating income plus depreciation divided by interest expense) for June and December.
	2.	Not to sell or use as collateral the Ekono, Almac and Lider brands.
	3.	Financial leverage less than 1.2 (interest-bearing liabilities divided by equity) for March, June, September and December.
	4.	Not to grant new guarantees.

Bonds Series A, B, C, D	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation expenses/interest expenses).
	3.	Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.
	4.	Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.

Commercial Paper	1.	Minimum Coverage of interest expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.
	2.	Leverage less than 1.2 (interest-bearing liabilities divided by equity) for March, June, September and December.

U.S. GAAP Reconciliation and Accounting Pronouncements

Reconciliation

     Our financial statements have been prepared in accordance with Chilean GAAP.

     The following table sets forth net income and shareholders’ equity for the years ended and at December 31, 2002, 2003 and 2004 under Chilean GAAP and U.S. GAAP.

	Year ended December 31,
	2002	2003	2004
	(in millions of constant Ch$ and millions of US$)
Net income (Chilean GAAP)	Ch$ 24,615	Ch$ 12,061	Ch$ 10,357	US$	18.6
Net income (U.S. GAAP)	29,648	15,107	9,578		17.2
Shareholders’ equity (Chilean GAAP)	Ch$311,334	Ch$309,320	Ch$455,913	US$	817.9
Shareholders’ equity (U.S. GAAP)	297,022	298,761	452,820		812.4

     For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 26 to our consolidated financial statements.

     The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders’ equity in the three years ended December 31, 2002, 2003 and 2004 were:

• our company has traditionally entered into forward exchange contracts designated as “cash flow” hedges under Chilean GAAP. Unrealized gains on these contracts are deferred on the balance sheet but recorded in income under U.S. GAAP. Any unrealized losses on these contracts are recorded in income in both Chilean and U.S. GAAP. Chilean and U.S. GAAP also differ in the documentation requirements related to the designation of these contracts as “hedges” and the types of transactions which may be hedged. With the exception of the forward exchange contract which our company entered into to “hedge” the €100 million purchase of Carrefour S.A. on January 7, 2004, during the periods presented, there have been no significant adjustments recorded between Chilean GAAP and U.S. GAAP for these forward exchange contracts. However, as more fully explained in Note 26 to our financial statements, Chilean GAAP included the loss on the “hedge” of the purchase of Carrefour S.A. as part of the purchase price, while U.S. GAAP recognized the loss in income due to restrictions on the types of transactions which may be designated as “hedges” under U.S. GAAP;

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

• the tax effects for any deferred tax effects related to other differences between Chilean GAAP and U.S. GAAP described herein;

• the reversal of the amortization of complementary accounts created upon adoption of Technical Bulletin No. 60 under Chilean GAAP. See Note 26 to the financial statements.

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

     Under U.S. GAAP, the financial statements reflect, among others, differences from Chilean GAAP as follows:

•	Differences in purchase accounting for business combinations. Chilean GAAP, through December 31, 2003, carried over the historic cost of assets acquired and liabilities assumed. Under U.S. GAAP, purchase accounting for business combinations, the fair value of assets acquired and liabilities assumed are recorded and the excess of the purchase price over such fair value is recorded as goodwill. These divergences cause subsequent year differences in net income and shareholders’ equity for depreciation expense and accumulated depreciation, respectively, as well as the associated monetary correction.

•	U.S. GAAP reflects notes and accounts receivable with stated maturity dates at their present value if there is no associated contractual interest rate in the instrument and accretes interest through maturity so that the face value of the amounts is reflected in the balance sheet at the maturity date. Chile GAAP presents the amount at its face value from recording date (contract date) through maturity date.

•	Volume rebates associated with unsold inventory are capitalized under U.S. GAAP.

•	Marketable securities are designated as trading, available-for-sale, and held-to-maturity under U.S. GAAP. The company holds certain available-for-sale securities whose unrecognized gains, under Statement of Financial Accounting Standards No. 115, require treatment as adjustments to other comprehensive income.

•	Deferred tax and minority interest adjustments, as applicable, are recorded under U.S. GAAP for the items listed above.

     Subsequent to the issuance of our December 31, 2003 consolidated financial statements, our management determined that the above adjustments had not been appropriately quantified or were omitted from our reconciliations of net income for the years ended December 31, 2002 and 2003 and our reconciliation of shareholders’ equity as of December 31, 2003. These adjustments also affected our opening shareholders’ equity at January 1, 2003.

     The above-mentioned reconciliations and opening shareholders’ equity at January 1, 2003 have been restated to give effect to these adjustments.

     On April 13, 2005, we announced a restatement of our Chilean GAAP financial statements for 2003 to correct an error in our determination of our allowance for doubtful accounts related to our Presto credit card. In preparing financial statements, certain estimates and assumptions are made which affect the reported amounts of assets and liabilities. Management has determined that its predictive model used to determine its allowance for doubtful accounts related to its Presto credit card had not reflected deteriorations in the collectibility of certain aged installment payment receivables. See Note 24 to our financial statements. By applying the appropriate deterioration in collectibility information to our predictive model, the allowance for doubtful accounts of the Presto credit card at December 31, 2003 was restated to Ch$14,320 million from Ch$3,059 million. The restatement is presented net of a deferred tax benefit in income of Ch$1,855 million.

     Recent U.S. GAAP Accounting Pronouncements

     In December 2004, the FASB deferred the issuance of their final standard on earnings per share SFAS No. 128R, Earnings per Share, an amendment to FAS 128. The final standard is expected to be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The company does not believe that this pronouncement will have an effect on its financial condition, statements of operations or cash flows.

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for nonmonetary asset exchanges occurring in fiscal years beginning January 1, 2006 for the company.

     In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), that requires all share-based payment, including grants of employee stock options, to be recognized in the income statement bases on their fair value. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the company on January 1, 2006. Retroactive application of the requirements of SFAS No. 123R to the beginning of the fiscal year that includes the effective date would be permitted. The company does not believe that this pronouncement will have an effect on its financial condition, statements of operation, or cash flows.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) relating to inventory pricing. SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and requires that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company is currently evaluating the provisions of this pronouncement to determine the effects on its financial condition, statements of operations and cash flows.

Off-Balance Sheet Arrangements

     We have no off-balance sheet arrangements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Pursuant to the Chilean Companies Law, as amended by Law No. 19,705 enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of UF1,500,000 (approximately US$46,600,000 as of December 31, 2004) must have no less than seven directors and an audit committee composed of no less than three board members. We are now managed by a board of directors that consists of nine directors who are elected at the annual shareholders’ meeting as mandated by our bylaws and have an audit committee composed of three board members. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next annual shareholders’ meeting, at which time the entire board of directors will be renewed, without prejudice to the re-election of any members.

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

     The current board of directors was elected on April 26, 2005 and their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held at the end of April 2008. The following are the current members of the board of directors and their respective positions:

Name	Position	Age
Felipe Ibáñez Scott(1)	President	51
Hans Eben Oyanedel	Vice President	63
Nicolás Ibáñez Scott (1)(2)	Director	49
Jonny Kulka Fraenkel	Director	60
Gonzalo Eguiguren Correa(3)	Director	46
Fernando Larraín Cruzat(4)	Director	46
Enrique Ostalé Cambiaso(5)	Director	45
Verónica Edwards Guzmán(6)	Director	47
René Cortázar Sanz(7)	Director	53

(1)	Mr. Felipe Ibáñez Scott and Mr. Nicolás Ibáñez Scott are sons of Mr. Manuel Ibáñez.
(2)	Between 1994 and 2002, Mr. Nicolás Ibáñez Scott served as our company’s CEO.
(3)	Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance. Mr. Eguiguren is the brother-in-law of Mr. Cristóbal Lira Ibáñez, our former CEO.
(4)	Mr. Larraín is the managing director of Larraín Vial S.A., a stock broker, investment bank, underwriter and financial services company with which we have regularly worked in the past and that presently renders services to our company.
(5)	Mr. Enrique Ostalé was appointed member of our board of directors on January 26, 2005. He replaced Mr. Rodrigo Cruz who resigned from our board of directors and the audit committee to serve as our corporate CEO on September 2, 2004, after Mr. Cristóbal Lira’s resignation as CEO. Mr. Cruz had been elected director in April 2003, and appointed to the audit committee in June 2003 subsequent to Mr. Hans Eben’s resignation from the audit committee.
(6)	Mrs. Verónica Edwards Guzmán was elected to our board of directors at the annual shareholders’ meeting held on April 26, 2005.
(7)	Mr. René Cortázar Sanz is an independent director according to the Chilean legal standard, elected to our board of directors during the annual shareholders’ meeting held on April 26, 2005, with the votes of the Chilean pension funds who are minority shareholders in D&S.

Audit Committee

     Our audit committee is composed of the following board members:

Name	Position	Age
Gonzalo Eguiguren Correa (1)	President	46
René Cortázar Sanz (2).	Director	53
Fernando Larraín Cruzat(3).	Director	46

(1)	Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance. Mr. Eguiguren is the brother-in-law of Mr. Cristóbal Lira Ibáñez, our company’s CEO from January 2003 to September 2004.
(2)	Mr. René Cortázar Sanz is an independent director, elected to our board of directors at the annual shareholders’ meeting held on April 26, 2005, with the votes of the Chilean pension funds who are minority shareholders in D&S.
(3)	Mr. Larraín is a managing director of Larrain Vial S.A., a stock broker, investment bank, underwriter and financial services company with which we have regularly worked in the past and that presently renders services to our company.

Our audit committee has the following responsibilities:
•	Examine the reports of external auditors, our company’s annual report and other financial statements presented by the management of our company to its shareholders, and issue an opinion in connection with the same prior to such presentation.

•	Propose to our board of directors the external auditors and risk rating agencies which names shall be taken up to the shareholders’ meeting for appointment as external auditors and risk rating agencies of our company.

•	Examine all related-party transactions and issue a report to our board of directors on each of such transactions.

•	Examine the compensation packages and plans of managers and key executives.

•	The audit committee is required to suggest to the board the names of the auditors and risk rating agencies of the company that will be suggested to the shareholders at the annual shareholder’s meeting for approval.
•	All other responsibilities assigned to it by the by-laws of our company or an agreement passed by the shareholders at a shareholders’ meeting or our board of directors.

Executive Officers

     Our key executive officers are the following:

			Years with
Name	Position	Age	our company
Rodrigo Cruz Matta(1)	Chief Executive Officer	52	32
Miguel Núñez Sfeir	Chief Financial Officer	39	16
Juan Pablo Vega Walker	Development Manager	37	2
Gonzalo Smith Ferrer(2)	General Counsel	34	‹1

(1)	Mr. Rodrigo Cruz Matta succeeded Mr. Cristóbal Lira in September 2004.
(2)	Mr. Smith joined our company in October 2004.

Division Managers

     Our key division managers are the following:

			Years with our
Name	Position	Age	company
Marcelo Gálvez Saldías(1)	General Manager of the Lider Division	41	17
José Pedro Varela Alfonso(2)	General Manager of Comvesa	45	20
Elias Ayub(3)	General Manager of Presto	52	1
Rodrigo Cañas Gajardo (4)	General Manager of FarmaLider	53	23
Sebastian Rozas(5)	General Manager of the Real Estate Division	34	4

(1)	Mr. Gálvez took office in September 2004.
(2)	Mr. Varela took office in August 2004.
(3)	Mr. Ayub joined our company and took office in January 2004.
(4)	Mr. Cañas took office in July 2001.
(5)	Mr. Rozas took office in January 2004.

Biographical Information

     The following is a selected biographical description of each of the members of our board of directors and our executive officers:

     Directors

     Felipe Ibáñez Scott has been the president of our board of directors since 1986. His previous positions with us include operations manager, manager of accounting and finance, commercial manager of Almac, general director of Ekono, executive vice president of Ekono, as well as director of Almac, Ekono and other subsidiaries. Mr. Ibáñez graduated from the University of Edinburgh summa cum laude with a degree in business administration. He is the son of Mr. Manuel Ibáñez, former director of D&S, the brother of Mr. Nicolás Ibañez Scott and the first cousin of Mr. Cristóbal Lira Ibañez, our CEO until September 2004.

     Hans Eben Oyanedel has been a director of our company since 1998. Mr. Eben is president of the board of directors of Gillette Chile, where he has held the positions of financial analyst and marketing coordinator for the United States, Europe and Latin America. Mr. Eben has served on the board of several other local and multinational companies such as Grupo Santander Santiago, Ultramar, Sitrans, Senexco, and Carter Holt Harvey. Mr. Eben holds an MBA degree from the Universidad de Chile.

     Nicolás Ibáñez Scott has been a director of our company since 2003 and served as our company’s chief executive officer from 1994 to 2002. Mr. Ibáñez previously held positions in our company in our accounting department, as commercial manager for Almac and as a buyer. Mr. Ibáñez, who received his primary education in England, holds a degree in business administration from the Universidad Adolfo Ibáñez. He serves as a member of the board of directors of Universidad Adolfo Ibáñez. He is the son of Mr. Manuel Ibáñez, the brother of Mr. Felipe Ibáñez Scott and the first cousin of Mr. Cristóbal Lira Ibañez.

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

     Gonzalo Eguiguren Correa has been a director of our company since April of 2001. On the same date he was appointed member of D&S’ audit committee, of which he is currently the President. Mr. Eguiguren is the executive director of Kimberly Clark Chile. Between 1985 and 1995, Mr. Eguiguren held positions in our commercial operations department and served as our director of corporate finance. Mr. Eguiguren holds a degree in business administration from Universidad de Santiago. He is the brother-in-law of Mr. Cristóbal Lira Ibañez.

     Fernando Larraín Cruzat has been a director of our company and a member of our audit committee since April of 2001. Mr. Larraín is the managing director of Larraín Vial S.A., a Chilean stock broker, investment bank, underwriting and financial services company. In addition to serving on our company’s board of directors, Mr. Larraín also serves on the board of Industrias Tricolor S.A., Empresas Santa Carolina S.A., CIC S.A., Infraestructura 2000 S.A., Ski La Parva S.A. and Grey-Chile S.A. Mr. Larraín is also a professor at Universidad de Los Andes as well as a director for “Casa de Acogida La Esperanza”. Mr. Larraín holds a degree in economics from Pontificia Universidad Católica de Chile and an MBA degree from Harvard University.

     Enrique Ostalé Cambiaso first joined our company in 1989, serving as manager in our company’s finance division, as commercial director, as manager of the Lider division and as Chief Financial Officer from 1997 to 2000. Prior to returning as a board member in January 2005, Mr. Ostalé was CEO of El Mercurio Online (2000 and 2001) and Dean of the Business School of the Adolfo Ibáñez University from 2002 to date. Mr. Ostalé holds a degree in Business Administration from the Adolfo Ibáñez School of Business and a Master of Science from the London School of Economics and Political Science.

     Verónica Edwards Guzmán was elected to the board of directors at the annual shareholders’ meeting held on April 26, 2005. She currently serves as executive director and partner of Adimark Ltda., one of the largest and most prestigious market research firms in Chile, where she contributes with 22 years of experience in research and analysis of consumer behavior. She is also director of País Digital

Foundation and Advisor to the Woman Community organization. She holds a degree in business administration from the Pontificia Universidad Católica de Chile.

     René Cortázar Sanz was elected to our company’s board of directors at the annual shareholders’ meeting held on April 26, 2005 with the votes of Chilean pension funds. Mr. Cortázar also serves as director in other companies such as Entel, Corpbanca, Aes-Gener, A.D. Chile, Moneda S.A. He holds the position of Vice President of ICARE and director of the Centro de Estudios Laborales Alberto Hurtado (CELAH). Mr. Cortázar was Secretary of Labor during the government of former President Mr. Patricio Aylwin (1990-1994) and executive director of Televisión Nacional de Chile TVN, the state-owned broadcasting network, between 1995 and 2000. Mr. Cortázar holds a degree in business administration from the Pontificia Universidad Católica de Chile and a PhD in Economics from the MIT. He currently serves as Professor of the Institute of Economics of Universidad de Chile and visiting professor to the Pontificia Universidad Católica of Río de Janeiro (Brasil) and to University of Notre Dame (USA).

     Corporate Executives

     Rodrigo Cruz Matta has been our company’s CEO since September 2004, after resigning from the board of directors and audit committee where he had served since April 2003 and June 2003 respectively. He has also been our corporate controller since 1992. Previously, Mr. Cruz held the positions of accounting assistant, buyer of meat products and internal auditor. He also serves as Chief Executive Officer and director in several of our company’s subsidiaries.

     Miguel Núñez Sfeir has been our chief financial officer since 2000. Over the past 16 years he has served as manager for our in-store credit card Presto and sub-manager of Finance. Mr. Núñez holds a degree in business administration from the Universidad Adolfo Ibáñez.

     Juan Pablo Vega Walker joined our company in July 2002 and currently serves as our development manager. Before joining our company, Mr. Vega spent three years at McKinsey & Company where he served several retail clients in both Chile and Brazil. Mr. Vega holds an MBA degree from the Kellogg School of Management at Northwestern University and a degree in engineering from the Pontificia Universidad Católica de Chile.

     Gonzalo Smith Ferrer joined our company in October 2004 as general counsel. Before joining our company, Mr. Smith was a senior associate at Carey y Cía Abogados, Chile’s largest law firm, where he practiced corporate, finance, and securities law for nearly 10 years. Between 2000 and 2001, Mr. Smith worked as a foreign associate at Davis, Polk &Wardwell’s office in New York. Between 2002 and 2003, Mr. Smith worked at Cuatrecasas in Madrid, Spain. Mr. Smith obtained his first law degree from the Pontificia Universidad Católica de Chile. In 1999, he was awarded a Fulbright Scholarship and in 2000 he obtained the degree of Master of Laws (LL.M.) from Harvard Law School. Mr. Smith is currently a professor of commercial law at the Faculty of Law of the Pontificia Universidad Católica de Chile.

     Divisional Executive Officers

     Marcelo Gálvez Saldías has been general manager of the Lider Retail Division since September 2004. Mr. Gálvez was our company’s chief operations officer from 2002 to 2004. Over the past 17 years he has served as chief financial officer, store manager, a buyer of groceries, dairy, and meat products and Ekono-Almac division manager. Mr. Gálvez holds a degree in business administration from Universidad Adolfo Ibáñez and an MBA degree from the University of Bath, England.

     Elías Ayub Uauy joined our company in January 2004, taking the office of General Manager of the Presto financial services division. Previously, he worked for 8 years at Banco Hipotecario de Chile Holding where he served as operations manager and finance and administration manager for the pension fund, insurance division, credit division and credit card branch. After that, he joined Citibank N.A. where he served as general manager, director and vice president of the board for the different credit and financial divisions. In 1990, he founded BST Consulting Group, a consulting firm specialized in banking services and credit cards, providing services to the main banks and credit divisions of department stores in Chile. Mr. Ayub holds a degree in business administration from Universidad Adolfo Ibáñez.

     José Pedro Varela Alfonso has been general manager of the Apparel Division COMVESA since August 2004. Previously, he served as our company’s chief commercial officer from 2002 to 2004. Over the past 20 years he has served as buyer of groceries and manager of our apparel business area. Mr. Varela holds a degree in statistics from the Pontificia Universidad Católica de Chile and a post-graduate degree in administration from Universidad Adolfo Ibáñez.

     Rodrigo Cañas Gajardo has been general manager of the FarmaLider pharmacy division since July 2001. Mr. Cañas joined our company in 1981 and has been store manager, buyer, manager of the Ekono Supermarket Division in 1994, manager of the Almac division in 1997 and manager of the groceries business area in 2000. Mr. Cañas has studies in Food Technology, and has excelled in his career at D&S for his natural leadership and entrepreneurial drive.

     Sebastián Rozas Heusser, has been the general manager of the Real Estate Division SAITEC since January 2004. He has been with our company for four years and during that time he has held positions as Market Research Manager, E-Business Manager and Project Manager. Previous to joining our company, he worked as Head of Sales and Marketing for a real estate company. Since August 2001, he has been a professor of Market Research and Finance at Universidad Diego Portales. Mr. Rozas holds a degree in business administration from Universidad Diego Portales and an MBA degree from Clark University, USA

Director and Executive Officer Compensation

     Directors are paid a fee for serving as members of the board of directors, as approved by the annual shareholders’ meeting. The total compensation paid to each director of our company during 2004 was as follows:

	Board of Directors
	Attendance Fees	Remuneration
	Ch$(1)
Felipe Ibáñez Scott	Ch$ 96,000,000	Ch$ 28,460,000
Nicolas Ibáñez Scott (2)	24,000,000	—
Manuel Ibáñez Ojeda	24,000,000	24,413,000
Jonny Kulka Fraenkel	48,000,000	—
Enrique Barros Bourie	48,000,000	—
Hans Eben Oyanedel	60,000,000	—
Gonzalo Eguiguren Correa	24,000,000	—
Fernando Larraín Cruzat	24,000,000	—
Rodrigo Cruz Matta (3)	16,000,000	30,000,000

Total	Ch$364,000,000	Ch$82,873,000

(1)	The amounts paid to each director for serving as member of the board of directors varies in accordance with the position held and the time period during which such position was held.

(2)	Director since April 2003.
(3)	Director since April 2003, resigned from the board of directors in September 2004 when he became our company’s CEO.

     Members of the audit committee are also paid fees for serving at the same, in addition to those paid to them as members of the board of directors. The fees paid to the members of the audit committee during 2004 were as follows:

Audit Committee
Attendance Fees
Ch$
Gonzalo Eguiguren Correa	Ch$12,000,000
Fernando Larraín Cruzat	6,000,000
Rodrigo Cruz Matta	4,000,000

Total	Ch$22,000,000

     In 2004, the audit committee incurred expenses totaling Ch$9,613,453 (US$17,247).

     For the year ended December 31, 2004, the aggregate amount of compensation we paid to all directors and executive and key officers was Ch$1,185,827,265 (US$2,127,426) of which Ch$716,954,265 (US$1,286,247) was paid to our executive and key officers as remunerations. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers. At the extraordinary shareholders’ meeting of October 26, 2004, our company was authorized to repurchase its own shares as part of a stock purchase program in order to use the repurchased shares in a stock option plan to be offered to its and its subsidiaries’ employees. The specifics of the stock option plan will be established by our board of directors.

Employees

     At December 31, 2004, we had a total of 26,333 full-time equivalent employees. Of these full-time equivalent employees, 23,464 were employed in the stores (including the 463 full-time equivalent employees employed in our FarmaLider pharmacies), 973 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 1,896 were employed in the headquarters and other business units.

     Store employees are typically subject to collective contracts at each store, which generally have a term of three years. Our employees receive benefits established by the collective bargaining agreements, salaries in accordance with our corporate policy, benefits provided for by law (including disability insurance) and certain additional benefits we provide. Among these, we provide educational training for our employees and opportunities for their families (including scholarships for children of employees) and assistance in financing the purchase of homes.

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

	At December 31, 2004
	Number of
Directors	Shares owned (1)	Ownership %
Felipe Ibáñez Scott	—	—
Hans Eben Oyanedel	—	—
Nicolás Ibáñez Scott	2,010,476	0.031
Jonny Kulka Fraenkel	343,736	0.005
Gonzalo Eguiguren Correa	680,848	0.010
Fernando Larraín Cruzat	—	—
Enrique Ostale Cambiaso	—	—
Verónica Edwards Guzmán	—	—
René Cortázar Sanz	—	—

Executive Officers
Rodrigo Cruz Matta	1,104,868	0.017
Miguel Núñez Sfeir	595,744	0.009
Juan Pablo Vega Walker	—	—

Division Managers
Marcelo Gálvez Saldías
José Pedro Varela Alfonso	230,308	0.004
Elias Ayub Uauy	118,804	0.002
Rodrigo Cañas Gajardo	62,400	0.001
Sebastián Rosas Heusser	—	—

Directors and executive officers as a group	5,147,184	0.079
Directors and executive officers as a group, excluding controlling shareholders (Nicolás Ibáñez Scott’s shares)	3,136,708	0.048

(1)	Amount refers to directly held shares only.

     A series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott, president of our board of directors and Nicolás Ibáñez Scott, a director and our former chief executive officer hold 63.17 % of the shares issued by our company. The remainder of our directors and officers hold 3,136,708 shares of our company, representing a 0.048% ownership.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Principal Shareholders

     Control of our company is vested in a series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and related parties controlled 63.61% of our outstanding capital stock at December 31, 2004. At December 31, 2004 (and at the date hereof), we had 6,520,000,000 shares outstanding. Our only outstanding voting securities are the shares. The following table sets forth certain information concerning ownership of our shares at December 31, 2004 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the controlling shareholders and all directors and executive officers as a group:

	At December 31, 2004
	Number of
Shareholders	Shares Owned	Ownership%
Servicios Profesionales y de Comercialización S.A.(1)	2,305,831,496	35.37
Empresas Almac S.A.(1)	599,758,172	9.20
Future Investments S.A.(2)	525,414,236	8.06
Servicios e Inversiones Trucha S.A.(3)	480,195,104	7.36
International Supermarket Holdings S.A. (1)	188,656,700	2.89
Inversiones Miramar Tres Limitada(1)	19,007,676	0.29
Controlling group(4)	4,118,863,384	63.17
TOTAL	6,520,000,000	100.00%
Related parties(6)	28,790,088	0.44%
Directors and executive officers as a group, excluding controlling shareholders(5)	3,136,708	0.05%

(1)	Servicios Profesionales y de Comercialización S.A., Empresas Almac S.A., International Supermarket Holdings S.A. and Inversiones Miramar Tres Limitada are companies beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott.
(2)	Future Investments S.A. is a company beneficially owned or controlled by Mr. Nicolás Ibáñez Scott.
(3)	Servicios e Inversiones Trucha S.A. is a company beneficially owned or controlled by Mr. Felipe Ibáñez Scott.
(4)	This number includes shares held by the companies described above, which are beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and/or Felipe Ibáñez Scott.
(5)	Sets forth the number of shares owned by directors and officers as a group, excluding the controlling shareholders.
(6)	Ibáñez family members related to controlling group. Includes shares held directly by Mr. Nicolás Ibáñez Scott and his father Mr. Manuel Ibáñez Ojeda (former director of the board).

     Purchase of Shares by Controlling Shareholders

     During January and February of 2003, Future Investments S.A., a company beneficially owned or controlled by Mr. Nicolás Ibáñez Scott, purchased a total of 9,651,432 of our shares, equivalent to 38,605,728 shares after the stock split of 2004, with an average price per share of Ch$474.3 equivalent to Ch$118.6 after the stock split of 2004. As of December 31, 2004. Future Investments owns 525,414,236 shares, an amount equal to 8.06% of our total shares. Additionally, as of December 31, 2004. International Supermarket Holdings S.A., a company beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott, owned a total of 188,656,700 of our shares, all of which were purchased during 2004 with a price per share of Ch$161.67.

     During March and April 2005, International Supermarket Holdings S.A. purchased 25,278,287 shares with an average price per share of Ch$179.8. At May 31, 2005, International Supermarket Holdings S.A. owned a total of 213,934,987 shares representing a 3.28% of ownership.

     Related Party Transactions

     In the ordinary course of our business, we engage in a variety of arm’s length related-party and intragroup transactions. These transactions are primarily for the purchase of goods and services which may also be provided by other suppliers. According to Chilean corporate law, related-party transactions and transactions between entities pertaining to a same group may only be entered into if they are communicated to and approved by the board of directors, and provided their terms are fair in a manner similar to contractual terms prevailing in the market. Prior to their approval by the board related-party and intragroup transactions have to be reviewed and reported by the audit committee to the board of directors. The report issued by the audit committee must be read to the board of directors during the meeting in which the relevant related-party transaction is to be approved. Additionally, related-party transactions must be reported each year to the annual shareholders’ meeting. Under Chilean law related-party transactions include, but are not limited to, those in which a director, key officer or executive, has an interest, either directly or as the representative of another person or entity. Directors may be held liable for damages to a company and its shareholders for not fulfilling their obligations for the approval of related-party and intragroup transactions. We have complied with the requirements of the above-described legal provisions in all related-party and intragroup transactions and affirm that we will continue to comply with such requirements. See Note 19 of our consolidated financial statements for a more detailed accounting of transactions with related parties.

     Donations to Universidad Adolfo Ibáñez

     Universidad Adolfo Ibáñez is a highly reputed private university in Chile, which was founded by the family of our controlling shareholders and is named after the grandfather of Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott, our controlling shareholders. We made charitable contributions to the Universidad Adolfo Ibáñez of Ch$250.6 million (US$450,000) in 2004, Ch$252.0 million in 2003 and Ch$267.4 million in 2002.

     Loans from Servicios Profesionales y de Comercialización S.A.

     We have historically received loans from Servicios Profesionales y de Comercialización S.A., or SERPROCOM, one of our controlling shareholders and a company beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott. The amounts of these loans are equal to the amounts payable to SERPROCOM based on its pro rata ownership interest in our company. As of the date of this annual report, SERPROCOM holds approximately 35.4% of our shares. We make interest payments on these loans at market values. The loans we have received from SERPROCOM amounted to Ch$13,349 million at December 31, 2004, Ch$7,982 million at December 31, 2003 and Ch$7,887 million at December 31, 2002.

     Relationship with Larraín Vial S.A.

     Fernando Larraín Cruzat, a member of our board of directors and audit committee, is a managing director of Larraín Vial S.A., a prominent Chilean stock broker, underwriter, investment bank and financial services company. From time to time, Larraín Vial S.A. has provided and continues to provide investment banking and other financial services to us. We have also engaged Larraín Vial S.A. as an underwriter in connection with the offering in Chile of our shares relating to the capital increase which took place in 2004.

     Loans to Related Parties

     Currently, there are no outstanding loans to executive officers or our controlling shareholders.

Item 8. FINANCIAL INFORMATION

     See Item 18 — “Financial Statements” for our consolidated financial statements filed as part of this annual report.

Item 9. THE OFFER AND LISTING

     Our shares are listed in the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Electronic Stock Exchange), the Bolsa de Valores and the Bolsa de Corredores/Bolsa de Valores de Valparaíso, collectively referred to as the “Chilean Stock Exchanges”. The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 48 shares held by 47 shareholders. At December 31, 2004, the shares of 239 companies were listed in the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and accounted for approximately 81.87% of the equity trading volume in Chile during 2004.

     Since October 1997, our ADSs, each representing 60 shares of common stock, have been listed in the New York Stock Exchange under the symbol “DYS”. The Depositary for the ADSs is JPMorgan

Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York). Since December 2002, we have listed our common shares in the Madrid Stock Exchange (Latibex).

     On August 6, 2004, in connection with a capital increase of 250,000,000 common shares, we conducted an offering of 166,637,636 shares of our common stock in Chile and in the United States, none of which were registered with the U.S. Securities and Exchange Commission. We also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by ADRs. The subscription price was Ch$620 per new common share and ADS. After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$153,996,282,620. The unsubscribed shares were later offered and sold to the open market in Chile; therefore the full 250,000,000 shares were subscribed and paid, totaling 1,630,000,000 outstanding shares on completion of the process.

     Effective December 6, 2004, we conducted a one-to-four stock split of our common shares in Chile. As a result of the stock split, the number of our outstanding shares increased from 1,630,000,000 to 6,520,000,000. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

     On October 26, 2004, our shareholders approved a share repurchase program intended to implement a stock option compensation plan for our employees and our affiliates’ employees. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such share repurchase program.

     The table below shows the high and low daily closing prices of the shares in Chilean pesos and the trading volume of the shares on the Santiago Stock Exchange for the last five years. It also shows the high and low daily closing prices of the ADSs on the New York Stock Exchange and the quarterly trading volume of the ADSs for 2000 through May of 2005.

	Quarterly Share Prices on the
	Santiago Stock Exchange			Quarterly ADS Prices on the NYSE
	Share Volume
	(2)	Ch$ per Share (1)(2)		ADS Volume	US$ per ADS
	(In thousands)	High	Low	(In thousands)	(High)	Low
2000
1st Quarter	80,000	200	146,25	6,373	23.7	17.3
2nd Quarter	79,388	172.5	135,00	2,302	20.2	16.0
3rd Quarter	69,708	172.5	150,00	2,650	18.7	15.9
4th Quarter	80,080	171.25	142,50	2,273	18.4	14.9

2001
1st Quarter	148,312	166.25	132,50	3,654	17.3	13.1
2nd Quarter	111,816	162.5	120,50	2,975	16.0	11.9
3rd Quarter	220,424	170	121,75	3,826	15.1	10.5
4th Quarter	244,632	150	119,00	4,987	13.3	10.1

2002
1st Quarter	158,416	162.5	129,75	3,783	14.8	11.5
2nd Quarter	274,392	165.75	135,00	6,006	15.4	11.8
3rd Quarter	224,884	140.25	110,00	3,613	12.0	8.7
4th Quarter	283,424	124.25	96,25	3,345	10.7	7.5

2003
1st Quarter	348,204	120.25	101,00	6,439	10.20	8.3
2nd Quarter	287,856	150	99,50	6,961	12.80	8.2
3rd Quarter	187,680	189.75	145,00	4,029	16.98	12.4
4th Quarter	139,276	222.5	172,50	4,029	20.75	16.5
December 2003	109,948	207.5	185,00	1,281	20.66	18.2

2004
1st Quarter	392,562	163.79	159.78	5,925	18.74	18.27
2nd Quarter	316,385	162.40	157.53	3,282	15.35	15.27
3rd Quarter	1,277,117	163.69	159.47	7,383	15.56	15.56
4th Quarter	1,084,946	160.23	156.47	5,454	16.17	16.17
December 2004	336,024	165.56	162.76	1,587	17.22	17.22

2005
1st Quarter	991,633	171.00	168.30	3,124	17.74	17.42
January 2005	332,861	165.80	162.30	1,143	17.14	16.85
February 2005	198,445	169.40	167.60	513	17.86	17.54
March 2005	460,327	177.00	174.30	1,469	18.19	17.84
April 2005	310,651	184.10	181.00	1,038	19.04	18.72
May 2005	185,327	185.80	183.60	471	19.32	19.16

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.
(2)	Stock split
Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

     The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$116.7 billion (Ch$65,059 billion) as of December 31, 2004 and an average monthly trading volume of US$1,095 million during 2004. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2004, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 14.2%. We estimate that for the year ended December 31, 2004, our shares were traded on the Santiago Stock Exchange on an average of approximately 100% of such trading days.

     On December 31, 2004, the closing sales price for our shares was Ch$166.5 per share on the Santiago Stock Exchange, US$18.10 per ADS on the New York Stock Exchange and €13.20 per bundle of 60 shares on the Latibex. At December 31, 2004, there were 3,354,366 ADSs (equivalent to

201,261,960 shares). Such ADSs represented at such date 3.09% of the total number of issued and outstanding shares. At December 31, 2004 the equivalent of 1,480,804 shares, traded on the Latibex in bundles of 60, representing 0.0002% of the total number of our issued and outstanding shares.

Item 10. ADDITIONAL INFORMATION

Bylaws

     General. Our authorized capital consists of 6,520,000,000 common shares, each without par value. Our stated objective is to:

•	maintain and improve our leadership position in our core business area, as well as to be the best, most efficient and most profitable retailer in the region;

•	capture and develop new business opportunities that will allow for sustained growth in the future;

•	run a profitable business that will create value for our shareholders and contribute to economic development in our country; and

•	implement clear corporate governance rules and accountability to maintain shareholders’ confidence and attract new investors for the continued growth and long-term endurance of our company.

     Shareholders’ Meetings. Our annual shareholders’ meeting is held within four months of the end of our fiscal year, generally in April, but, in any case, following the preparation of our financial statements for the previous fiscal year. Extraordinary shareholders’ meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call an extraordinary shareholders’ meeting. Only shareholders of record as of five days prior to a meeting of shareholders will be allowed to vote on matters presented at that meeting.

     Resolutions may be adopted at the annual meeting of shareholders by an absolute majority of the shares present at that meeting. Resolutions that relate to the following matters may only be adopted in extraordinary shareholders’ meetings by the vote of at least two-thirds of all outstanding shares:

•	changing the corporate form, splitting or spinning-off our company or merging it with another legal entity;

•	changing the duration term of our company, if any;

•	the early dissolution of our company;

•	changing the corporate domicile;

•	reducing the capital of our company;

•	approving and appraising of non-monetary equity contributions to the capital of our company;

•	amending the matters that are the competence of shareholders’ meetings and the limitations of the competence of our board of directors;

•	decreasing the number of members of the board of directors;

•	transferring 50% or more of our company’s assets, whether or not together with its liabilities, as well as any business plan or amendment to a business plan that imply the transfer of 50% or more of our company’s assets;

•	changing the manner in which profits are paid-out;

•	granting of collateral or sureties relating third-party obligations, with the exception of subsidiaries for which the approval of the board of directors shall suffice;

•	acquiring shares issued by our company; and

•	curing of formal problems affecting the incorporation or amendment to the bylaws of our company that would otherwise cause it to be null and void.

Share Capital

     Common Shares

     At December 31, 2004, we had 6,520,000,000 shares outstanding. Those shares constitute our only outstanding voting securities. In 2004, we carried out a capital increase of 250,000,000 common shares, of which 166,637,636 shares of our common stock were offered in Chile and the United States. In August 2004, we also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by ADR rights. The subscription price was Ch$620 per new common share and Ch$9,300 per ADS. After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$153,996,282,620 (US$247 million). The unsubscribed shares were later offered and sold to the open market in Chile.

     Effective December 6, 2004, we conducted a one-to-four stock split of our common shares in Chile. As a result of the stock split, the number of our outstanding shares increased from 1,630,000,000 to 6,520,000,000. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

     On October 26, 2004, our shareholders approved a share repurchase program intended to implement a stock option compensation plan for our employees and our affiliates’ employees. Our board of directors may determine, without further approval by our shareholders, the timing and the terms and conditions of any such share repurchase program.

     Voting

     Holders of common stock are entitled to one vote for each share of record on all matters submitted to a vote of our shareholders.

     American Depositary Shares

     At December 31, 2004, we had 3,354,366 ADSs issued and outstanding, equivalent to 201,261,960 shares, which represented a 3.09% of the total shares of our company. Each ADS represents 60 shares of common stock.

Material Contracts

     The Deposit Agreement

     American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) are issuable by JPMorgan Chase Bank, N. A. (formerly, Morgan Guaranty Trust Company of New York), as depositary, pursuant to the terms of the Deposit Agreement dated as of October 7, 1997 among our company, the Morgan Guaranty Trust Company of New York and the registered holders from time to time of the ADRs issued thereunder. The Deposit Agreement was amended by Amendment No. 1, dated December 3, 2004, among our company, JPMorgan Chase Bank, N.A. and all holders from time to time of ADRs issued thereunder. Pursuant to the Amendment No. 1 to Deposit Agreement, the number of the underlying shares of each ADS was increased from fifteen (15) shares to sixty (60) shares, deposited under the Deposit Agreement with Banco Santander-Santiago. On March 31, 2005, our company’s shares were transferred from Banco Santander-Santiago to a new custodian, Banco de Chile, which principal offices are located at Agustinas No. 975, Suite 314, Santiago, Chile. An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as holders of ADRs. Copies of the Deposit Agreement and the Amendment No. 1 to Deposit Agreement are available for inspection at the principal office of the Depositary in New York, which is presently located at Four New York Plaza, New York, New York 10004.

     During 2004, the company did not enter into any additional material contracts or further modification to existing contracts previously disclosed.

Exchange Controls

     The Central Bank of Chile is responsible for, among other things, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile allows investors to access the exchange market known as the Mercado Cambiario Formal (the “Formal Exchange Market”), a regulated market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law 600 of 1974, or can be registered with the Central Bank of Chile under Chapter XIV of the Compendium of Foreign Exchange Regulations of the Central Bank and the Central Bank Act. The Central Bank of Chile Act is a special type of law that, according to the Chilean Constitution, requires a “special majority” vote of 4/7 of the Chilean Congress to be modified.

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange-control regulations which restrict the repatriation and earnings of the investment. The securities, however, are the subject of a contract (the “Foreign Investment Contract”) among Morgan Guaranty Trust Company of New York (in its capacity as the depositary for shares represented by the ADSs, the “Depositary”), our company and the Central Bank of Chile. Pursuant to Article 47 of the Central Bank of Chile Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile (“Chapter XXVI”), the Foreign Investment Contract is intended to grant the Depositary and the holders of ADSs access to the Formal Exchange Market.

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

     Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments will be conditioned upon our certification to the Central Bank of Chile that a dividend payment has been made and that any applicable tax has been withheld. Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon, will require that the Central Bank of Chile receives a certificate issued by the Depositary that such shares have been withdrawn in exchange for the pertinent ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase shares with the benefit of the Foreign Investment Contract must convert such currency into pesos on the date of entry and has five business days from such date to invest in shares in order to receive the benefits of the Foreign Investment Contract. If such person decides not to acquire shares within such period, he or she may access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank of Chile within seven days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to:

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

Other Limitations

     Dividends Policy

     In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of all shares issued, and unless, and except to the extent, that we have accumulated losses. For a more detailed discussion of our policy on dividends, see “—Dividend Policy and Dividends.”

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

     Dissenting Shareholders

     The Chilean Companies Act provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders are entitled to withdraw from a Chilean issuer and to compel that issuer to repurchase their shares, subject to the fulfillment of certain terms and conditions described below. In order to exercise such rights, holders of ADSs must first withdraw the shares represented by their ADSs pursuant to the terms of the Depositary Agreement. “Dissenting” shareholders are defined as those who voted against a resolution that entitles the exercise of withdrawal rights, or if absent at such a meeting, those who stated their opposition to such resolution in writing within 30 days of its adoption. Dissenting shareholders must exercise their withdrawal rights by tendering their stock to the issuer within 30 days after adoption of the resolution.

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

     Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the Administradoras de Fondos de Pensiones (“AFPs”), subject to certain terms and conditions, if we become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class due to certain actions specified in Article 69 BIS and actions undertaken by us or the Chilean Government that negatively and substantially affect our earnings. Shareholders must exercise their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the shares’ sales price as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

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

United States Tax Considerations

     The following summary describes certain United States federal income tax consequences of the ownership of our shares and ADSs by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP OR DISPOSITION OF SHARES OR ADSs. IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, the term “U.S. Holder” means a beneficial holder of a share or ADS that is:

• an individual citizen or resident of the United States,

• a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

• an estate the income of which is subject to United States federal income taxation regardless of its source, or

• a trust:

• that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

• that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding shares or ADSs should consult their own tax advisors. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described below, applicable to dividends received by certain non-corporate U.S. holders.

     Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

     ADSs

     In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

     Taxation of Dividends

     The gross amount of distributions made to U.S. Holders of ADSs or shares (including the amount of any Chilean taxes withheld) will be taxable as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares, that are not backed by ADSs, currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

     Subject to certain conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First Category Tax) may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or “baskets” of income. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute “passive income”. Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, if a U.S. Holder:

• has held ADSs or shares for less than a specified minimum period during which such U.S. Holder was not protected from risk of loss, or

• is obligated to make payments related to the dividends,

the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States Federal income tax principals, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States Federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Distributions of ADSs, shares or preemptive rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of the new ADSs or shares so received will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

     Passive Foreign Investment Companies

     We believe, based on our current operations and assets, that we should not be classified a passive foreign investment company (a “PFIC”) for United States federal income tax purposes and we to expect to operate in such a manner so as not to become a PFIC. This conclusion is a factual determination based on, among other things, a valuation of our assets, which is subject to change from time to time. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or changes in governing law. If we are or become a PFIC, a U.S. Holder could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

     Estate and Gift Taxation

     As discussed above under “Chilean Tax Considerations—Other Chilean Taxes”, there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate or heirs of a U.S. Holder. U.S. Holders should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Chile also imposes a gift tax on the donation of any shares by a foreign holder. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

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

Dividend Policy and Dividends

     Our company’s dividend policy is decided upon from time to time by the shareholders at the annual shareholders’ meetings, with the recommendations of the board of director. However, the board of directors must submit at the annual shareholders’ meeting for shareholder approval each year a proposal for the declaration of the final dividend or dividends to be paid for the preceding year, consistent with the then-established dividend policy. Our current dividend policy is to pay a minimum annual dividend as required by law. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, unless and except to the extent we have a deficit in retained earnings. There can be no assurance that future dividends will be paid in an amount exceeding the 30%

level required by law. Our board has the authority to decide to pay such dividends in the form of interim dividend.

     If interim dividends are paid during the fiscal year, a final dividend is declared at the annual shareholders’ meeting in an amount that, together with the interim dividends previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors.

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

     Direct shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADR holders outside of Chile. See “Exchange Controls”. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax. See “— Additional Information — Chilean Tax Considerations”.

     The following table sets forth our dividend paid ratio and the amounts of total dividends paid on each fully paid share and ADS in respect of the year indicated. Amounts in Chilean pesos are presented in historical Chilean pesos as of the respective payment dates.

	Dividend	Dividend per	Dividend per
Year Declared	Paid Ratio	Share (Ch$/share) (1)	ADS (Ch $/ADS) (1)
2000	48.1	2.5	150
2001	35.1	2.5	150
2002	58.0	2.5	150
2003	66.3	2.5	150
2004	194.9	1.875	112.5

(1)	Adjusted to the to the one-to-four stock split of December 6, 2004 on local shares. In order to maintain the same economic and corporate rights for the ADSs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS .

Exchange Rates

     All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See “Item 3. Key Information—Risk Factors”.

New York Stock Exchange and Chilean Corporate Governance Requirements

     In accordance with Section 303A.11 of the New York Stock Exchange’s Listed Company Manual, the following table sets forth significant differences between Chilean corporate governance requirements and comparable corporate governance requirements applicable to U.S. corporations listed on the New York Stock Exchange.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Code of Business Conduct	A company must adopt a code of business conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a code of business conduct. Chilean law requires that a company have a set of internal regulations which regulates employee conduct. Such regulations may contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided that they do not require or prohibit behavior or impose sanctions that contravene Chilean law.

Internal Audit Function	A company must have in place an internal audit function to provide management and its audit committee with ongoing assessments of such company’s risk management processes and system of internal control. A company may choose to outsource this function to a firm other than its independent auditors.	There is no similar obligation under Chilean law. However, Chilean law requires that companies must have both external auditors and an audit department.

Meetings of Non-Management Directors	Non-management directors must meet regularly without management of the company.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or president of the company. Directors must meet in a properly convened meeting in order to agree on the matters under their competence.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Audit Committee	A company must have an audit committee with a minimum of three members. All the members must be independent directors. At least one member of the audit committee must have accounting or related financial management expertise as a company’s board interprets such qualification in its business judgment. While the NYSE does not require that a listed company’s audit committee have an “audit committee financial expert” as defined by the U.S. securities laws, a company’s board may presume that such a person has accounting or related financial management expertise sufficient to satisfy the NYSE requirement.	In accordance with the Chilean Companies Law 18,046, listed companies that have a net worth of more than 1.5 million UFs (approximately US $46,600,000 as of December 31, 2004) must have a committee of directors, formed by three board members. All directors deemed to be independent from the controller have the right to be members of the director’s committee. Under Chilean law a director id deemed to be independent from the controller if after subtracting the votes of the controllers, such director would still be elected as director of the company. The committee’s compensation is set by the annual shareholders meeting, and it performs the following functions: (1) examine the reports of external auditors, our company’s annual report and other financial statements presented by the management of our company to its shareholders, and issue an opinion in connection with the same prior to such presentation, (2) propose to our board of directors the external auditors and risk rating agencies which names shall be taken up to the shareholder’s meeting for appointment as external auditors and risk rating agencies of our company, (3) examine all related-party transactions and issue a report to our board of directors on each of such transactions, (4) examine the compensation package and plans of managers and key executives and (5) any other matters that the bylaws, the shareholders meeting or the board of directors decide.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
CEO Certifications	A company’s CEO must certify annually that he or she is not aware of any violations by such company of the NYSE’s corporate governance standards (this certification is in addition to the certification required by Section 302 of the U.S. Sarbanes-Oxley Act of 2002).	No similar obligation exists under Chilean law. However, in accordance with Chilean law, the directors of a company must annually submit for approval such company’s annual report and financial statements to its shareholders at such company’s annual shareholders’ meeting. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law, both to the public and to the SVS.

Notification by the CEO to the NYSE of Non-compliance with Corporate Gov. standards	A company’s CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable NYSE corporate governance standard.	No similar obligation exists under Chilean law.

Disclosure of Significant Differences with Respect to Corporate Governance Practices	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE and applicable to U.S. domestic listed companies.	No similar obligation exists under Chilean law.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Shareholder Approval of Equity Compensation Plans	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to the terms of such plans with certain limited exceptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services.	Under Chilean law, 10% of any capital increase may be set aside by shareholders for use in equity compensation plans. Additionally, shareholders may also set aside the company’s other unsubscribed shares with respect to which preemptive rights were waived or not exercised for use in equity compensation plans. Chilean corporations may also approve share repurchase programs for purposes of implementing stock options compensation plans for their employees and those of its subsidiaries. If the company offers shares in connection with shareholder approved equity compensation plans, such offerings are not subject to Chilean preemptive rights requirements applicable to other offerings.

Adoption and Disclosure of Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines, encompassing such areas as director qualification standards, director responsibilities, director access to management, director compensation, director orientation/continuing education, management succession, and annual performance evaluations of the company’s board. Each listed company’s website must include its corporate governance guidelines and the charters of its most important committees.	No similar obligation exists under Chilean law.

Documents on Display

     We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities Exchange Act of 1934 with respect to the common shares.

     You may read and copy all or any portion of the annual report or other information in our files in the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the Securities and Exchange Commission’s website at http://www.sec.gov. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

     The following discussion about our risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See “Special Note Regarding Forward Looking Statements”. In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2004.

     Foreign Currency Exchange Rate Risk

     Our company has no significant debt in foreign currency. As of December 31, 2004, it held US$-denominated letters of credit for US$31.0 million, which are exposed to exchange risks. At the same time, our company holds notes receivable in U.S. dollar currency for US$48 million related to the divestment of Supermercados Ekono S.A. (Argentina). Thus, our company’s net exposure to exchange rate is US$17 million. Given that the Chilean peso has undergone appreciation during the year 2004 and the observed exchange rate reached its lowest historical rate for the last 3 years on December 31, 2004 at US$1= Ch$557.40, a rise in the exchange rise is deemed likely. In such case, there would be a positive impact on our company’s net currency exposure of US$17 million. If the U.S. dollar to Chilean peso exchange rate increased by 10% from the exchange rate registered on December 31, 2004, there would be a net gain of Ch$850 million (US$1.5 million). Conversely, if the U.S. dollar to Chilean peso exchange rate decreased by 10% from the exchange rate registered on December 31, 2004, there would be a net loss of Ch$850 million (US$1.5 million)

     Interest Rate Risk

     At December 31, 2004, 24.9% of our company’s financial debt is at TAB rate + spread, another 41% corresponds to bonds issued by our company, at fixed rates ranging from UF (Chilean indexed currency) + 4.5% to UF + 7%. Another 17.4% represents the issue of commercial papers at fixed rates varying from 3.00% to 5.04% and a 6.50% at a fixed UF + 4.49% rate. Exposure to interest rate risk reflects our exposure to floating interest rate, therefore 24.9% of our debt was represented by floating rate debt, and our net exposure to interest rate risk as of December 31, 2004 was Ch$83,162 million (US$149.2 million). TAB stands for tasa bancaria and it is a referenced rate in the Chilean market corresponding to the weighted average rate for fund investments of 30, 90, 180 and 360 days. The TAB rate is issued by the Chilean Association of Banks and Financial Institutions on a daily basis.

     Interest rates showed a decreasing trend during most of the year 2004 since the Chilean Central Bank gradually lowered the referential interest rate due to depressed consumption levels. In August 2003, the referential interest rate was 2.75% versus a 1.75% in August 2004. By the fourth quarter 2004, the Chilean Central Bank started to gradually increase the referential interest rate, which closed the year 2004 at 2.25%, still lower than the 2.45% for December 2003. In order to deal with pressure towards inflation, the Central Bank has continued to gradually increase the referential rate during 2005 to 3.14% in May. Assuming a 100 basis points increase in the TAB floating rate with respect to 2004 year-end balances, the result would be an increase in our annual interest expenses of approximately Ch$1,800 million (US$3.2 million). However, historical TAB floating rates have been in the range of 0.2% to 0.4% monthly. According to the Monetary Policy Report issued by the Central Bank in May 2005, inflation should remain controlled around 3.0% and interest rates would not suffer dramatic changes.

     In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt. UF refers to Unidades de Fomento, an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate (CPI).

Debt in UF
				As of	Effect in
	Capital			December 31, 2004	income statement
		Amount	CPI 1%	CPI 4%	CPI 1%	CPI 4%
	UF	In Million $	In Million $	In Million $	In Million $	In Million $
					Positive	Negative
Bonus D&S
Series A	3,500,000	60,610	61,216	63,034	606	2,424
Series B	1,200,000	20,780	20,988	21,612	208	831
Series C	2,000,000	34,634	34,980	36,019	346	1,385
Series D	1,000,000	17,317	17,490	18,010	173	693

Total bonus D&S	7,700,000	133,341	134,675	138,675	1,333	5,334
Debt Banco Estado	1,200,000	20,780	20,988	21,612	208	831
Lease obligations and accounts payable	330,957	5,731	5,789	5,960	57	229

Total debt UF	9,230,957	159,853	161,451	166,247	1,599	6,394

     All interest rate sensitive instruments issued or held by our company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

Item 15. CONTROLS AND PROCEDURES

     The company’s management under the supervision of the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of the company’s disclosure controls and procedures as of December 31, 2004. The company’s disclosure controls and procedures are designed to ensure that material information relating to the company required to be disclosed in the reports that it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported within the time frame periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is gathered and communicated to the company’s management, including the chief executive officer and the chief financial officer. Based on this evaluation, the company’s chief executive officer and chief financial officer concluded that the company’s disclosure controls and procedures are effective as of the date of such evaluation in ensuring that all material information we are required to disclose in the reports we file under the Securities and Exchange Act of 1934 is gathered and communicated to our management, including the chief executive officer and the chief financial officer, in a timely fashion, and that information required to be disclosed in this annual report or our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported. There have been no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Fernando Larraín Cruzat will serve as our “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has not determined that Mr. Larraín Cruzat is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual. However, we expect that our audit committee will be solely composed of independent directors, as defined under the above-referred Section of the NYSE’s Listed Company Manual, by July 31, 2005.

Item 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is filed as Exhibit 11.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Under Chilean law, prior to the annual ordinary shareholders’ meeting taking place during the first four months of each calendar year, the audit committee is required to propose to the board of directors the names of the auditors and risk rating agencies of our company that will be proposed to the shareholders at the annual shareholders’ meeting for approval. The audit committee of our board of directors has been delegated the supervision of all audit and non-audit services provided by our company’s external accountants and risk rating agencies. Our audit committee pre-approved 100% of all fees for audit services provided by its external accountants in 2004, all of which were then confirmed by the company’s board of directors. Additionally, 100% of all fees for non-audit services provided by our company’s external accountants were approved by our audit committee, from time to time and as required, during its regular monthly meetings.

     Audit Fees. The aggregate fees paid to Deloitte and Touche Sociedad de Auditores y Consultores Ltda. in connection with the annual audit of our financial statements and for services normally provided by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. in connection with our statutory and regulatory filings for the fiscal years ended December 31, 2003 and December 31, 2004 were Ch$74,952,870 and Ch$267,533,484 respectively, including out of pocket expenses. 100% of the audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee.

     Audit-Related Fees. No fees were paid in connection with assurance and related services related to the annual audit of our company and for review of our financial statements, other than the Audit Fees described above, for the fiscal years ended December 31, 2003 and December 31, 2004

     Tax Fees. The aggregate fees paid for domestic and international tax-related services, including tax compliance, tax advice and tax planning, rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. to our company for the fiscal years ended December 31, 2003 and December 31, 2004 were Ch$88,781,968 and Ch$56,105,104, respectively. 100% of the tax-related services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee

     All Other Fees. The aggregate fees billed for all other non-audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. to our company for the fiscal years ended December 31, 2003 and December 31, 2004 were Ch$24,331,797 and Ch$284,100,370 respectively. 100% of all other non-audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee. Some of the other fees paid in 2004 correspond

Ch$206,743,302 for services undertaken to assess the effectiveness of the internal controls of the inventory cycle.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During 2004 no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

PART III

Item 17. FINANCIAL STATEMENTS

     Reference is made to Item 18 for a list of all financial statements filed as a part of this annual report.

Item 18. FINANCIAL STATEMENTS

     The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:

Index to Audited Consolidated Financial Statements	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004	F-4

Consolidated Statements of Income for the years ended
December 31, 2002, 2003 and 2004	F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 2002, 2003 and 2004	F-6

Notes to the Consolidated Financial Statements for the years ended
December 31, 2002, 2003 and 2004	F-7

Item 19. EXHIBITS

     The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	English translation of our Amended Bylaws (filed herewith).

2.1	Amendment No. 1, dated as of December 3, 2004, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depository and the registered holders from time to time of American Depository Receipts (filed herewith).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (as filed in our annual report on Form 20-F, dated as of June 30, 2004, and incorporated herein by reference).

12.1	Certification of Mr. Rodrigo Cruz Matta pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Miguel Núñez pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Rodrigo Cruz Matta pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Miguel Núñez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on July 15, 2005.

DISTRIBUCION Y SERVICIO D&S S.A.

/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

DISTRIBUCION Y SERVICIO D&S S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

     Distribución y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries (“the Company”) as of December 31, 2003 and 2004 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, as restated, present fairly, in all material respects, the financial position of Distribución y Servicio D&S S.A. and its subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile. The statements of cash flows for the years ended December 31, 2002 and 2003 have been restated for various classification errors primarily between non-cash reconciling items included in net income and operating activity line items (See Note 24). Additionally, the statement of income for the year ended December 31, 2003 and the balance sheet as of December 31, 2003 have been restated for a change in methodology in calculating the bad debt expense and allowance for doubtful accounts of Servicios Administración de Créditos Comerciales Presto S.A. The change in methodology resulted from a deterioration in certain factors used in the Company’s predictive model of collectibility.

As specified in Note 3 to the financial statements, the Company adopted Technical Bulletin No. 72 as of January 1, 2004 which required fair value accounting for assets acquired and liabilities assumed in a business combination and, among other things, changed the definition of significant influence for equity method investees to 20% to 50% from 10% to 50%. Any investments between 10% and 20% adopted as their cost basis their accounted-for value at December 31, 2003.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of shareholders’ equity as of December 31, 2003 and 2004, to the extent summarized in Note 26 to the consolidated financial statements. As discussed in Note 26, the Company has restated its reconciliation of shareholders’ equity to U.S. GAAP as of December 31, 2003, its opening shareholders’ equity under U.S. GAAP as of January 1, 2003 and its reconciliations of net income to U.S. GAAP for the years ended December 31, 2002 and 2003 for certain errors related primarily to the lack of inclusion of deferred taxes and minority interest effects on U.S. GAAP adjustments, adjustments to depreciation related to the fair valuing of assets acquired and liabilities assumed in business combinations, adjustments to appropriately record unrealized gains on available for sale securities, and mechanical errors in the present value calculation of the Disco accounts receivable under Accounting Principles Board Opinion No. 21. Certain notes incorporating these adjustments and operating income for U.S. GAAP have also been restated.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte

Santiago, Chile
July 11, 2005

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of
December 31, 2004 and thousands of US dollars)

		At December 31,
	Notes	2003	2004	2004
		ThCh$	ThCh$	ThUS$
		(As restated -		(note 2u)
		see Note 24b)
ASSETS
CURRENT ASSETS:
Cash		32,180,597	22,783,602	40,875
Marketable securities	4	3,788,027	35,612,272	63,890
Notes and accounts receivable (net of allowance for doubtful accounts of ThCh$18,721,181 (as restated) and ThCh$21,803,242 at December 31, 2003 and 2004, respectively)	5	123,961,841	156,606,100	280,958
Due from related companies	19	1,484,432	1,492,067	2,677
Inventories	6	91,749,044	118,642,988	212,851
Refundable taxes	14	5,287,275	10,400,600	18,659
Prepaid expenses		3,027,020	3,116,337	5,591
Other current assets	7	58,161,268	32,912,258	59,046

TOTAL CURRENT ASSETS		319,639,504	381,566,224	684,547

PROPERTY, PLANT AND EQUIPMENT - NET	8	512,137,052	595,013,964	1,067,481

OTHER ASSETS - NET	9	24,785,084	59,543,643	106,824

TOTAL ASSETS		856,561,640	1,036,123,831	1,858,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	12	50,686,032	22,199,806	39,827
Current portion of long-term liabilities	12	28,304,087	20,924,262	37,539
Commercial paper	12	59,433,153	58,020,819	104,092
Dividend payable		7,072,500	—	—
Accounts payable	10	184,807,233	201,699,328	361,857
Sundry creditors	12	7,253,020	7,442,790	13,353
Due to related companies	19	7,997,414	13,364,208	23,976
Accruals and withholdings	11	14,912,151	19,309,173	34,642
Other current liabilities		396,328	166,070	298

Total current liabilities		360,861,918	343,126,456	615,584

LONG-TERM LIABILITIES:
Banks and financial institutions	12	34,294,475	94,920,810	170,292
Bonds	12	135,622,261	131,474,419	235,871
Lease obligations	12	9,524,677	5,828,993	10,457
Sundry creditors	12	222,892	198,246	356
Accruals	20	3,581,619	4,350,391	7,805
Other long-term liabilities		3,005,838	307,722	552

Total long-term liabilities		186,251,762	237,080,581	425,333

MINORITY INTEREST		127,606	3,885	7

SHAREHOLDERS’ EQUITY:
Paid-in capital (Common stock, no par value; authorized, issued and outstanding 6,520,000,000 (as adjusted for stock split) at December 31, 2003 and 2004, respectively)		222,355,769	378,815,151	679,611
Technical revaluation reserve and other reserves		1,346,647	(1,178,875)	(2,115)
Retained earnings		85,617,938	78,276,633	140,432

Total shareholders’ equity	13	309,320,354	455,912,909	817,928

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		856,561,640	1,036,123,831	1,858,852

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of
December 31, 2004 and thousands of US dollars)

		For the year ended December 31,
	Notes	2002	2003	2004	2004
		ThCh$	ThCh$	ThCh$	ThUS$
			(As restated -		(note 2u)
			see Note 24a)
OPERATING RESULT
Net revenue		1,085,187,324	1,192,074,792	1,440,461,642	2,584,251
Cost of sales		(837,504,663)	(923,643,133)	(1,107,916,500)	(1,987,651)

Gross profit		247,682,661	268,431,659	332,545,142	596,601
Selling and administrative expenses		(203,951,242)	(233,242,625)	(303,025,587)	(543,641)

Operating income		43,731,419	35,189,034	29,519,555	52,960

NON-OPERATING RESULTS
Non-operating income	18	1,352,622	1,520,751	2,888,697	5,182
Non-operating expenses	18	(21,270,058)	(18,991,716)	(22,036,440)	(39,534)
Foreign exchange gain (loss)	16	5,129,541	(3,071,728)	179,501	322
Price-level restatement	16	493,076	2,178,320	1,933,651	3,469

Non-operating loss		(14,294,819)	(18,364,373)	(17,034,591)	(30,561)

INCOME BEFORE INCOME TAXES		29,436,600	16,824,661	12,484,964	22,399
INCOME TAXES	14	(4,820,961)	(4,763,985)	(2,127,769)	(3,818)

NET INCOME		24,615,638	12,060,676	10,357,195	18,581

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of
December 31, 2004 and thousands of US dollars)

		For the year ended December 31,
	Notes	2002	2003	2004	2004
		ThCh$	ThCh$	ThCh$	ThUS$
		(as restated -	(as restated -		(note 2u)
		see Note 24c)	see Note 24c)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		24,615,638	12,060,676	10,357,195	18,581
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense		35,461,769	38,948,515	49,273,364	88,399
Write offs and accruals		3,523,350	17,943,504	18,622,499	33,410
Equity in earnings of equity - method investees (gain - net)		(324,580)	(464,104)	(610,457)	(1,095)
Loss (gain) on sales of property, plant and equipment, net		130,057	(9,362)	137,113	246
Minority interest	18	64,098	40,445	(123,720)	(222)
Price-level restatement	16	(493,076)	(2,178,320)	(1,933,651)	(3,469)
Foreign exchange	16	(5,129,541)	3,071,728	(179,501)	(322)
Others charges		858,319	2,106,056	1,845,424	3,311
Others credits		—	—	(400,716)	(719)

Changes in assets and liabilities:
Increase in accounts receivable		(18,853,786)	(53,571,524)	(59,306,829)	(106,399)
(Increase) decrease in inventory		(19,001,422)	654,497	(19,800,734)	(35,523)
Decrease (increase) in other assets		909,597	(3,415,281)	442,793	794
Increase (decrease) in accounts payable		4,799,639	20,704,267	(9,128,769)	(16,377)
(Decrease) increase in income tax payable		(4,658,983)	(3,598,474)	(10,342,759)	(18,555)
Increase (decrease) in other accounts payable		8,983,519	(3,954,707)	1,906,422	3,420
(Decrease) increase in interest payable		(240,898)	781,621	371,745	667
(Decrease) increase in accruals and withholdings		(1,548,687)	5,168,111	5,386,785	9,664

Net cash provided by (used in) operating activities		29,095,016	34,287,648	(13,483,796)	(24,189)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(70,562,558)	(45,262,844)	(74,397,987)	(133,473)
Proceeds from sale of property, plant and equipment		74,817	317,515	730,077	1,310
Proceeds from sale of Disco S.A. and others		—	30,215,971	—	—
Purchase of Carrefour		—	—	(76,668,240)	(137,546)
Increase in loans to related companies		(416,452)	—	—	—
Collection of loans to related companies		—	20,021	—	—
Payment of capitalized interest		(1,078,889)	(410,477)	(1,190,644)	(2,136)
Standby deposit for letter of credit related to purchase of Carrefour and others		—	(53,737,316)	52,275,000	93,784
Other Investment income		—	—	4,440,578	7,967
Other charges (credits)		386,348	(1,013,649)	(1,043,749)	(1,873)

Net cash used in investing activities		(71,596,735)	(69,870,778)	(95,854,965)	(171,967)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issues		—	—	156,459,382	280,695
Proceeds from debt issuance		80,511,405	139,104,693	152,122,761	272,915
Paid miscellaneous loans to related companies		—	(288,960)	—	—
Repayment of debt		(72,265,331)	(150,272,174)	(128,349,172)	(230,264)
Bonds and commercial paper repayments		(213,512)	(24,834,790)	(57,373,825)	(102,931)
Dividends paid	13	(14,700,757)	(14,145,000)	(24,771,000)	(44,440)
Proceeds from issuance of bonds		37,492,398	96,362,396	57,340,570	102,871
Proceeds from loans from related companies		1,987,440	—	5,366,794	9,628
Payment of charges for issuance of shares		—	—	(2,525,522)	(4,531)
Payment of charges for issuance of bonds and commercial paper		—	(1,084,851)	(57,357)	(103)

Net cash provided by financing activities		32,811,643	44,841,315	158,212,631	283,840

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(9,690,077)	9,258,185	48,873,870	87,683

EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS		1,257,550	3,166,448	(1,584,184)	(2,842)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		30,238,639	21,806,112	34,230,746	61,411

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		21,806,112	34,230,746	81,520,432	146,252

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes)

1.	THE COMPANY

Distribución y Servicio D&S S.A. (“D&S”) is a corporation organized under the laws of the Republic of Chile. Its common shares are listed on the Chilean Stock Exchange and its American Depositary Receipts are listed on the New York Stock Exchange. D&S is regulated by the Chilean Superintendency of Securities and Insurance (“SVS”) with whom they file their annual audited financial statements, and also by the United States Securities and Exchange Commission (“SEC”).

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets in Chile. As of December 31, 2004, the Company operated 78 supermarkets in Chile.

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

In December 1995, D&S acquired all of the shares in the three businesses previously held by the Ibáñez Scott family through an exchange of equity shares, effectively consolidating into the Company all of the Ibáñez Scott family’s supermarket holdings.

The consolidated balances sheets of the Company as of December 31, 2003 and 2004, and the consolidated statements of income, and cash flows for each of the three years in the period ended December 31, 2004 reflect the restructuring of the legal ownership of the companies controlled by the Ibáñez Scott family as a business combination between entities under common control. The change in reporting entity is reported under Chilean GAAP as a purchase using the book value of the underlying net assets acquired, which differs from a pooling of interests accounting principles generally accepted in the United States of America (“U.S. GAAP”). However, the book value of the net assets of the companies acquired in the combination is greater than the value of the consideration given in exchange. The difference between these amounts is recorded in the financial statements as negative goodwill.

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

c. Basis of Consolidation - Intercompany transactions and balances have been eliminated in consolidation and the minority interests in subsidiaries have been recognized.

The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

	Total ownership percentage
	2002	2003	2004
	%	%	%
Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	99.9600	99.9600	99.9600
Administradora de Concesiones Comerciales de Supermercados S.A.	99.1693	99.1693	99.1693
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.5000	99.5000	99.5000
Maquinsa S.A.	99.9999	99.9999	99.9999
Magallanes S.A. (1)	—	—	100.0000
Comercializadora de Vestuario S.A. (2)	—	—	100.0000
Servicios y Administración de Créditos Comerciales Presto S.A. (3)	—	—	100.0000

(1)	On January 7, 2004 the purchase agreement entered into on December 19, 2003 was consummated by virtue of which Carrefour Nederland B.V. sold to D&S 1,701,403 shares of Carrefour Chile S.A. corresponding to 99.9999% of the shares of the latter company, at a price of ThCh$72,135,204 (EUR 99,999,940). On the same date, and based on the same document, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of D&S) one share of Carrefour Chile S.A. corresponding to 0.0001% of the shares of the latter for a price of ThCh$43 (EUR 60). With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

On the same date, Carrefour Chile S.A. changed its corporate name to Magallanes S.A.

The assets and liabilities of the subsidiary Magallanes S.A. were recorded in the financial statements at their respective fair values on or about the date of purchase, in accordance with the provisions included in Circular No.1,697 of the Superintendency of Securities and Insurance (“SVS”) and Technical Bulletin No.72 of the Chilean Association of Accountants.

(2)	This Company was incorporated on September 15, 2004 by issuance of l,000,000 no-par value common stock shares of the same series, of which D&S subscribed and paid 999,999 shares. Certain other consolidated entities of the Company hold indirect interests.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

(3)	On October 21, 2004 the Company became the 100% owner company of Servicios y Administración de Créditos Comerciales Presto S.A. The purchase was made through the payment of 100% of the capital increase of ThCh$19,900,000 of that entity, as agreed to by the previous owner partners and subsidiaries consolidated with the Company, Administradora de Concesiones Comerciales de Hipermercados S.A. and Administradora de Concesiones Comerciales de Supermercados S.A., at the aforementioned date.

d. Price-Level Restatement - The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year ended December 31, 2004 was approximately 6.52%.

Chilean GAAP requires that the financial statements be restated to reflect the effect of changes in the purchasing power of the Chilean currency during each period. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean Consumer Price Index (“CPI”) from the date they were acquired or incurred to the end of the period. The purchasing power gains and losses have been included in net income within the account “price-level restatement” (See Note 16).

The restatements were calculated using the official Consumer Price Index of the Chilean National Institute of Statistics and based on the “prior month rule”, in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the measure which most closely complies with the technical requirement to reflect the variation in the general level of price in the country and, consequently, it is widely used for financial reporting purposes in Chile.

The values of the Chilean consumer price index are as follows:

		Change over previous
	Index	December 31,
Year ended December 31, 2002	112.86	2.8%
Year ended December 31, 2003	114.07	1.1%
Year ended December 31, 2004	116.84	2.4%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

		Change over previous
	Index	November 30,
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values. They are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

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

Comparative financial statements:

For comparative purposes, the consolidated balance sheets of the Company as of December 31, 2003 and 2004 and the consolidated financial statements of income, and cash flows for each of the three years in the period ended December 31, 2004, and the amounts disclosed in the related notes, have been restated into constant Chilean pesos as of December 31, 2004. This updated presentation does not change the previously issued financial statements or note information in any way except to present the comparative amounts in Chilean pesos of similar purchasing power.

e. Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and UF are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,
	2002	2003	2004
	Ch$	Ch$	Ch$
U.S. dollar	718.61	593.80	557.40
UF	16,744.12	16,920.00	17,317.05

f. Cash and Cash equivalents - Cash and cash equivalents includes balances of cash in bank or brokerage accounts, investments in closed - end mutual fund units and investments in repurchase agreements with original maturity three months or less at the date of acquisition by the Company.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

g. Marketable Securities - Marketable securities consist of investments in equity shares, mutual funds units, and funds delivered for administration, which are recorded as follows:

•	Shares are stated at the lower of price-level restated purchase cost or year-end market value.

•	Mutual Funds are stated at year-end market value.

•	Fixed income securities are stated at the year-end value of the units, which is considered market value. These investments accrue interest at a fixed designated rate on the amount invested. The amount invested plus accrued interest, if applicable, is the year-end unit value.

h. Inventories - Inventories are stated at price-level restated cost which is not in excess of the net realizable value.

The Company periodically evaluates and physically counts its inventory on hand to determine its losses on shrinkage, and slow-moving or obsolete inventory. Shrinkage losses are recorded directly in the income statement based on the results of the physical counts. Based upon the aging and marketability of slow-moving or potentially obsolete inventory, the Company makes adjustments to the goods’ carrying value in accordance with their estimated realizable value.

i. Allowance for doubtful accounts - The allowance for doubtful accounts for Servicios y Administración de Créditos Comerciales Presto S.A., (“Presto”) which represents the majority of the amount, is recorded based on a predictive model of the collectibility of Presto ´s accounts receivable taking into consideration primarily historical collectibility and subsequent recovery. All accounts over 180 days are 100% reserved and each bucket under 180 days has certain reserved %´s on a sliding scale.

Management considers that the allowances for doubtful accounts are sufficient and that the net balances are recoverable.

j. Property, Plant and Equipment, and Depreciation - Property, plant and equipment is stated at price-level restated purchase cost. The interest cost on debt directly obtained in the construction projects is capitalized during the period of construction. The valuation of property, plant and equipment resulting from an independent technical appraisal is recorded in the balance of property, plant, and equipment, with a corresponding increase in shareholders’ equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The cost of financing the works under construction, namely interest and other finance changes is included in the recorded cost of fixed assets. The amount capitalized is determined considering the weighted average interest rate on the related debt.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Assets acquired under capital leases are accounted for in the same manner as purchases of property, plant and equipment, with an offsetting liability recorded for the present value of the minimum lease payments. The Company records the sale and leaseback of assets as a lessee under capital lease, maintaining the same value of the assets prior to the transaction. These assets are not legally owned by the Company until it exercises its purchase option.

k. Investment in Affiliated Companies - Investments made prior to January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are accounted for under the equity method. This method consists of allocating the respective proportion of the equity of the issuer to each Company’s investments and recognizing any variation in such equity on a proportional basis, as stipulated in Circular 368 of the Superintendency of Securities and Insurance and Technical Bulletin No.42 of the Chilean Association of Accountants.

Investments made after January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are valued at their fair value on acquisition, revaluing the assets and liabilities of the investee, as stipulated in circular No.1697 of the Superintendency of Securities and Insurance (“SVS”) and Technical Bulletin No.72 of the Chilean Association of Accountants.

l. Goodwill and Negative Goodwill - According to Chilean SVS Rule No. 1,358 issued in December 1997, the excess cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess in the net book value over the cost of the acquired enterprise (negative goodwill) are to be amortized over 20 years.

The balances of goodwill and negative goodwill, determined as explained above, were generated prior to the issue of Official Circular 1,697 by the SVS and the Technical Bulletin No. 72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the determination will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

The Company has evaluated the recovery of its goodwill for impairment under the requirements of the regulation established in the Technical Bulletin No. 56 of Colegio de Contadores de Chile A.G. (Chilean Association of Accountants). As a result of this evaluation, no impairment has been recorded.

m. Bonds payable - Bonds payable are presented on the balance sheet at their par value. The difference between the proceeds received and the par value of the bonds at the time of issuance, the discount or premium, is deferred and amortized on a straight-line basis over their term. The discount or premium is presented separately on the balance sheet. The straight-line method of amortization for the discount or premium on the bonds approximates the effective interest rate method of amortization.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

n. Commercial paper - These investments are valued at the acquisition cost plus accrued interest and inflation adjustment at year end.

o. Income taxes and deferred taxes - The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin N°60 and the complementary technical bulletins Nos68, 69, 71 and 73 issued by the Chilean Association of Accountants, and with Circular N°1466 issued on January 27, 2000 by the SVS. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities using the enacted tax rates in effect at the estimated time of reversal.

The tax benefits generated by the absorption of tax losses against current year taxable income create deferred taxes in the associated year.

p. Vacation Expense - The cost of employee vacations and benefits is recorded on the accrual basis.

q. Research and Development Expenses - Research and development expenses are charged to the income statement in the period incurred. Over the last five years, no significant research and development expenses have been incurred.

r. Severance Indemnities - The liability for amounts payable to employees for voluntary severance indemnities is accrued at the present value of the vested benefits using a 7% discount rate. The liability considers future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

s. Revenue Recognition - Revenue from product sales is recognized when the merchandise is delivered to the customer, which represents the point at which the significant benefits and risks of ownership transfer to the buyer. At such point, all requirements for completing the earnings process have been complied with under Chilean GAAP.

Revenue obtained from suppliers for reaching volume targets is recorded in net revenue. Such volume rebates are recognized on a pro rata basis as purchases are made. Other vendor allowances, such as promotional allowances for store openings, and remodelings and allowances for distribution, are also included in net revenue.

t. Use of Estimates - The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

u. Translation to U.S. Dollars - The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Such translated amounts have been calculated based on the December 31, 2004 observed exchange rate of Ch$557.40 per U.S.$1.00 reported by the Chilean Central Bank. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

v. Forward contracts - The Company has entered into foreign exchange forward contracts designated as cash flow hedges of existing transactions that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin N°57 issued by the Chilean Institute of Accountants.

In accordance with the Technical Bulletin 57, the unrealized gains on these contracts are deferred while the unrealized losses are charged to income.

w. Long-lived assets - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In cases where a readily determinable market value is not available, the fair value is estimated using the present value of expected future cash flows.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

x. Cost of sales and Administrative and selling expenses - The cost of sales line item includes: Cost of goods sold (excluding certain costs related to delivery and distribution as defined below as administrative and selling expenses). The administrative and selling expense line item includes: general and administrative, materials and office supplies, overhead salaries, bad debt expense, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and other distribution network costs.

y. Sales - lease back transactions - The Company has entered into certain qualifying sales-leaseback transactions.

Under Technical Bulletin No. 49, these transactions qualify as such as the risks and rewards of ownership have been substantially transferred to the lessor who has then entered into a contract to lease back the assets to the Company.

z. Intangible - The Company has internally developed its trademarks and trade names. The associated costs were charged to expense when incurred.

aa. Software - The Company has acquired software packages. The cost paid to acquire software packages is included in “Other fixed Assets” and depreciated over 48 months.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

3.	CHANGES IN ACCOUNTING PRINCIPLES

As of January 1, 2004, the Superintendency of Securities and Insurance, through Circular Letter 1697, has made effective the adoption of Technical Bulletin 72 on Business Combinations issued by the Chilean Association of Accountants. These regulations have been applied by the Company and pertain to the nature of permanent investments and financial statement consolidation and business combination. The acquisition of Carrefour S.A. was accounted for in accordance with this bulletin.

4.	MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Shares	218,980	393,852
Mutual funds (fixed income securities) (1)	2,050,149	33,718,712
Mutual funds (2)	1,518,898	1,499,708

Total	3,788,027	35,612,272

(1)	The detail is as follows:

			Interest rate
Institution’s	Principal amount		(month)		Interest		Total
	2003	2004	2003	2004	2003	2004	2003	2004
	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Fondos Mutuos Security	—	4,000,000	—	0.238	—	3,173		4,003,173
Fondos Mutuos Scotiabank	—	11,500,000	—	0.250	—	6,369		11,506,369
Fondos Mutuos Bank Boston	1,500,000	4,500,000	0.280	0.235	37,644	3,368	1,537,644	4,503,368
Fondos Mutuos Banco Estado	—	4,000,000	—	0.240	—	2,880		4,002,880
Bandesarrollo Fondos Mutuos	—	2,500,000	—	0.250	—	1,667		2,501,667
Fondos Mutuos BBVA	—	5,000,000	—	0.263	—	1,050		5,001,050
Fondos Mutuos Corp Banca	500,000	2,200,000	0.280	0.280	12,505	205	512,505	2,200,205

Total	2,000,000	33,700,000			50,149	18,712	2,050,149	33,718,712

(2)	This amount represents an investment in a combined portfolio of fixed and variable rate instruments.

5.	NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
	(As restated
	see Note 24b)
Trade accounts receivable (a)	103,820,142	142,490,872
Notes receivable	2,136,528	2,334,382
Sundry debtors (b)	36,726,352	33,584,088
Allowance for doubtful accounts	(18,721,181)	(21,803,242)

Total	123,961,841	156,606,100

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

(a)	In 2004, this amount includes ThCh$126,536,512 (ThCh$81,336,872 in 2003) of trade accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A. the finance subsidiary of the Company.

(b)	This principally corresponds, at December 31, 2003, to the unpaid portion of the receivable from Disco S.A.. The receivable relates to the 1999 sale of the shares of Supermercados Ekono S.A. (Argentina). Its maturity date was May 12, 2003. Disco S.A. paid the above-mentioned amount on the basis of the Argentine law which stipulates that “the obligations expressed and payable in dollars should be converted to Argentine pesos.” Such “pesoified” payment amount left an outstanding receivable of ThCh$29,047,394 as of December 31, 2003 and ThCh$26,601,742 as of December 31, 2004.

Management believes that the Company has contractual and legal recourse to recover the remaining balance, in the form originally agreed to and, as a result, no provision is necessary for the receivable due from Disco S.A., which is guaranteed by Disco Ahold International Holding N.V. (Note 22d.).

6.	INVENTORIES

The detail of inventories is as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Merchandise for sale	87,303,962	113,445,931
Imports in transit	3,848,044	4,493,249
Supplies	597,038	703,808

Total	91,749,044	118,642,988

In 2003 and 2004, the Company has not recorded allowances for slow turnover as it has implemented strategies to identify and discount the retail price of items held in stock for longer than average periods of time (see Note 2.i.).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

7.	OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
	(As restated see Note 24b.)
Deferred taxes (Note 14.b)	3,342,964	5,148,758
Stand-by letter of credit (1)	52,275,000	—
Repurchase agreements	—	25,018,118
Other	2,543,304	2,745,382

Totals	58,161,268	32,912,258

(1)	Corresponds to a short-term deposit endorsed to Citibank N.A., in order to guarantee the payment of the “Agreement for Standby Letter of Credit”, corresponding to the payment that the Company was required to make to Carrefour Nederland B.V. for the purchase of the shares of Carrefour Chile S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

8.	PROPERTY, PLANT AND EQUIPMENT - NET

The detail of property, plant and equipment is as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Land	139,960,913	165,631,207
Buildings and infrastructure:
Buildings	361,271,893	423,036,561
Construction in progress	12,657,638	36,339,567
Machinery and equipment	143,280,514	163,585,029
Other:
Leased assets (1)	40,147,074	42,274,228
Fixtures	25,259,520	30,143,192

Subtotal	722,577,552	861,009,784

Technical revaluation (2):
Land	3,609,149	3,609,149
Buildings	558,506	558,506

Subtotal	4,167,655	4,167,655

Total gross property, plant and equipment	726,745,207	865,177,439

Accumulated depreciation	(214,608,155)	(270,163,475)

Total net property, plant and equipment	512,137,052	595,013,964

(1)	Corresponds to land, buildings and equipment leased under finance type leases for store premises. The Company is a lessee in these transactions.

(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the SVS.

The depreciation is determined using the straight-line method. Depreciation amounted to ThCh$35,009,170 in 2002, ThCh$38,495,916 in 2003 and ThCh$47,649,926 in 2004 and includes ThCh$29,681 in each year for the depreciation of the technical revaluation. The depreciation expense for the three years in the period ended December 31, 2004 has been included in Selling and Administrative Expense. These amounts include the amortization expense associated with leased assets ThCh$1,557,063, ThCh$3,830,758 and ThCh$4,980,593 in 2002, 2003 and 2004 respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

•	Buildings and infrastructure	20 to 60	years
•	Machinery and equipment	4 to 7	years
•	Leased assets	5 to 7	years
•	Fixtures	10	years
•	Other fixed assets	4	years

9.	OTHER ASSETS - NET

Other assets are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Goodwill (net) (Note 9a)	9,601,161	31,406,459
Other long-term assets (Note 9b)	15,183,924	28,137,184

Total	24,785,084	59,543,643

a. Goodwill and negative goodwill

Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
SAITEC S.A.	(283,318)	(141,659)
El Rodeo S.A.	(425,914)	(212,957)
Maquinsa S.A.	9,880,037	9,110,164
Magallanes S.A.	—	22,265,298
Supermercados la Frontera S.A.	214,427	199,466
Alimentos y Servicios Ltda.	215,929	186,147

Total	9,601,161	31,406,459

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

The accumulated amortization for goodwill was ThCh$6,780,681 and ThCh$8,758,735 at December 31, 2003 and December 31, 2004, respectively, and the accumulated amortization for negative goodwill was ThCh$2,259,451 and ThCh$2,614,067 at December 31, 2003 and December 31, 2004, respectively. The amortization for goodwill is included in non operating expense and the amortization for negative goodwill is included in non operating income (see Note 18).

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

Acquisition of Maquinsa S.A. (formerly Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100% interest in Maquinsa S.A. for ThCh$12,983,218, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$1,069,337 paid as the result of an arbitration proceeding that settled a dispute with Fullmarket’s former owners. The acquisition was accounted for as a purchase. Excess of cost over assets acquired and liabilities assumed was designated as goodwill, which is being amortized over twenty years.

Acquisition of Magallanes S.A. (formerly Carrefour S.A.)

On January 7, 2004, the purchase agreement entered into on December 19, 2003 was consummated whereby Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ThCh$72,135,247. At that same date, and based on the same agreement, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ThCh$43. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A. The Company made the acquisition to increase its market share.

The goodwill resulting from the purchase of shares of Carrefour S.A., currently Magallanes S.A., has been calculated considering the acquired company’s equity at fair value and is being amortized over the term established by Circular No.1367 of the Superintendency of Securities and Insurance.

The Company consolidated Magallanes S.A. in its operations as of January 1, 2004.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

The detail of fair values of assets and liabilities acquired in the purchase of Magallanes S.A. is the following:

ThCh$
CURRENT ASSETS	5,994,925

PROPERTY, PLANT AND EQUIPMENT	53,364,959

OTHER ASSETS	6,813,292

TOTAL ASSETS ACQUIRED	66,173,176

CURRENT LIABILITIES	16,780,677

LONG-TERM DEBT	211,132

TOTAL LIABILITIES ASSUMED	16,991,809

NET ASSETS ACQUIRED	49,181,367

For the calculation of fair values related to fixed assets, the independent appraiser Mr. Enrique Mc Manus was requested to appraise the assets of Carrefour Chile S.A., based on the financial statements as of December 31, 2003. At December 31, 2004 the process for calculating the fair value was completed, adjusting the differences against the goodwill initially calculated.

b. Other long-term assets

Other long-term assets are detailed as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Electric utility refundable advances	194,484	224,791
Deferred discount on bond issuance	3,039,824	2,658,835
Deferred expenses of bond placement and issuance costs	1,900,732	1,411,565
Investment in related companies (2)	1,577,166	1,907,745
Long term receivables (1)	7,286,179	14,664,572
Deferred tax (Note 14.b)	—	5,476,978
Other	1,185,539	1,792,698

Total	15,183,924	28,137,184

(1)	Long-term trade debtors correspond to receivables with maturities over a year.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

(2)	Investment in related companies detail (all Chilean) is as follows:

	Ownership
	percentage	Book value of		Equity in income
	(as of all year-	investment		(losses) of investee
	ends presented)	2003	2004	2002	2003	2004
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Alimentos y Servicios Ltda.	50.00	683,635	969,275	235,416	157,021	298,651
Inversiones Solpacific S.A.	50.00	99,201	41,904	62,466	62,731	(14,836)
Inmobiliaria Mall Calama S.A.	25.00	794,330	896,566	26,698	244,352	326,642

Totals		1,577,166	1,907,745	324,580	464,104	610,457

10.	ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Domestic suppliers	183,217,057	200,128,479
Foreign suppliers	1,590,176	1,570,849

Total	184,807,233	201,699,328

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

11.	ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Accruals:
Vacations	2,854,085	3,977,607
Bonuses payable	2,029,426	2,105,607
Accrued expenses (1)	5,048,723	8,548,526

Subtotal	9,932,234	14,631,740

Withholdings:
VAT	1,834,585	—
Other	3,145,332	4,677,433

Total	14,912,151	19,309,173

(1)	In 2004, this amount includes ThCh$607,192 (ThCh$733,601 in 2003) of severance indemnities (See Note 20).

12.	BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a. Short-term bank debt

Short-term bank debt is summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Payable in:
United States dollars	17,822,171	17,260,508
Chilean pesos (not indexed)	32,318,750	4,319,591
Inflation-linked units (UFs)	545,111	619,707

Total	50,686,032	22,199,806

Weighted average interest rates are as follows:

Loans in U.S. Dollars	5.60%	3.66%
Loans in Chilean pesos (not indexed)	4.16%	3.04%
Loans in inflation-linked units (UFs)	4.80%	4.80%

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

	Balance		Balance
Bank/Financial Institution	December 31,		December 31,	Stated
	2003	Currency	2004	Interest Rate
	ThCh$		ThCh$
Santander - Santiago	2,530,078	US$	5,227,244	LIBOR + 0.5
	545,111	UF	619,707	4.80%
	4,104,786	Ch$	4,005,700	4.16%
Bice	2,564,800	US$	1,156,578	LIBOR + 0.5
Chile	10,760,602	US$	3,340,312	LIBOR + 0.5
	5,125,000	Ch$	—
Scotiabank	1,216,126	US$	1,570,003	LIBOR + 0.5
	3,282,235	Ch$	299,146	4.16%
Citibank	174	Ch$	14,745	4.16%
Bhif	4,627,087	Ch$	—
Estado	252,711	US$	1,388,911	LIBOR + 0.5
BCI	119,759	US$	4,575,262	7.16%
	8,191,185	Ch$	—
BankBoston	378,095	US$	2,198	LIBOR + 0.5
	3,093,064	Ch$	—
Security	3,895,219	Ch$	—

Total	50,686,032		22,199,806

b. Long-term bank debt

Long-term bank debt is summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	55,191,943	30,112,870
Chilean pesos		74,140,350

Total	55,191,943	104,253,220
Less: Current portion (see Note 12.g)	20,897,468	9,332,410

Long-term portion	34,294,475	94,920,810

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Restated for general price-level changes)

		Balance		Balance
Bank/Financial Institution		December 31,		December 31,	Stated	Maturity
	Currency	2003	Currency	2004	Interest rate	date

Santander - Santiago	UF	13,482,875	Ch$	26,740,350	TAB+0.85%	04-06-2009
Estado	UF	20,811,600	UF	20,780,460	4.49%	02-09-2007
Citibank		—	Ch$	22,400,000	TAB+0.80%	02-09-2007
BBVA		—	Ch$	25,000,000	TAB+0.80%	20-12-2009

		34,294,475		94,920,810

TAB is a referenced rate in the Chilean Market, and corresponds to the average rate for fund investments of 90, 180 and 360 days.

Long-term bank debt is payable as follows:

		Date of Maturity
Bank/Financial Institution	Currency	2006	2007	2008	2009	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Santander - Santiago	Ch$	5,942,300	5,942,300	—	14,855,750	26,740,350
Estado	UF		20,780,460	—	—	20,780,460
Citibank	Ch$	11,200,000	11,200,000	—	—	22,400,000
BBVA	Ch$	6,250,000	6,250,000	12,500,000	—	25,000,000

Total		23,392,300	44,172,760	12,500,000	14,855,750	94,920,810

     The material covenants of our long-term debt agreements at December 31, 2004 are described in the table below:

Principal Loan Covenants

Banco Santander Santiago	1.	Minimum coverage of interest expenses of 3.75 (operating income plus depreciation divided by interest expense) for June and December

	2.	Not to sell or use as collateral the Ekono, Almac and Lider brands.

	3.	No leverage more than 1.2 times (interest - bearing liabilities divided by equity plus accumulated amortization of goodwill and negative goodwill).

	4.	Not to grant new guarantees.

At December 31, 2004, the Company complies with these covenants.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

c.	Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Lease obligations	8,148,496	7,086,008
Less: Current portion	3,393,369	3,603,554

Long-term portion	4,755,127	3,482,454

Leaseback obligations	6,931,369	4,762,414
Less: Current portion	2,161,819	2,415,875

Long-term portion	4,769,550	2,346,539

Total long-term lease and leaseback obligations	9,524,677	5,828,993

Future minimum lease payments	2005	2006	2007	2008	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Totals	6,019,439	3,880,326	1,732,448	216,219

Lease and leaseback obligations are denominated in US$ and U.F.’s and accrue interest at rates that range from 7.00% to 13.56%.

		2003	2004
	Currency	ThCh$	ThCh$
Short - term lease and leaseback obligations	US$	2,374,593	3,014,514
	UF	3,180,595	3,004,915

Total short - term lease and leaseback obligations (See Note 12g.)		5,555,188	6,019,429

Long - term lease and leaseback obligations	US$	4,095,764	3,413,118
	UF	5,428,913	2,415,875

Total long - term lease and leaseback obligations (See Note 12g.)		9,524,677	5,828,993

Total lease and leaseback obligations		15,079,865	11,848,422

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Leaseback agreements

		Sales	Contractual
		Price to	Installment	N° of	Interest		Income (loss)
Creditor	Asset	buyer-lessor	Payments	installments	rate	Term of contract	from transactions
		UF	UF		%		ThCh$
Bansa Santander S.A.	Land and buildings Alameda	380,518	570,504	121	8.57	18.12.1996 to 20.01.2007	—
Bansa Santander S.A.	Land and buildings Maipú	519,499	763,499	121	8.28	30.08.1996 to 02.10.2006	(317,177)
Bansa Santander S.A.	Land San Bernardo	109,893	111,711	121	8.20	14.03.1997 to 14.03.2007	(51,867)
Bansa Santander S.A.	Land San Bernardo	21,026	30,904	123	8.65	04.12.1997 to 14.03.2007	—

The difference between the leaseback portion of the real estate and its carrying value is depreciated straight-line over its useful life. Under paragraph 5 of Technical Bulletin 49, the Company determined the fair value and the carrying value of the assets leased back at the initiation of the contract and, as no differences between the two were noted, no further accounting adjustments were recorded.

d.	Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Provision for merchandise rebate obligation (1)	2,201,363	1,627,313
Other (in Chilean pesos) (2)	5,051,657	5,815,477

Total	7,253,020	7,442,790

(1)	The provision relates to deferred revenue the Company has relating to gift certificates that is sells to customers at face value. The Company debits cash and credits deferred revenue when the vouchers are sold at 100% of their redemption value, recognizing revenue (with a corresponding decrease to deferred revenue) as the vouchers are redeemed by the customers.

(2)	Consist of obligations with less than one year in maturity classified as non-operational.

e.	Commercial paper

	At December 31,
Short term	2003	2004
	ThCh$	ThCh$
Payable in:
Chilean pesos	59,433,153	58,020,819

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The detail of maturities as of December 31, 2003 and 2004 is as follows:

Series	Stated interest rate	Principal amount		Maturity Date
		2003	2004
		ThCh$	ThCh$
003-3	5.04%	12,009,000		16-03-2004
003-4	4.80%	12,000,000		04-11-2004
003-5	4.32%	12,000,000		01-12-2004
011-1	4.32%	10,580,000		11-05-2004
011-2	4.32%	10,570,000		10-06-2004
003-6	3.24%		12,025,000	09-03-2005
003-7	4.20%		12,000,000	19-10-2005
003-8	3.96%		12,000,000	17-11-2005
011-3	3.00%		10,580,000	04-05-2005
011-4	3.00%		10,570,000	21-04-2005

Bonds:

Long-term bonds are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	137,451,216	137,024,366
Less: current portion (see note 12.g.)	1,828,955	5,549,947

Total	135,622,261	131,474,419

D&S and its subsidiary SAITEC S.A. have issued bonds to the Chilean public in UFs. The issues are summarized as follows:

D&S has issued four series of bonds in 2001 and 2003. The detail is as follows:

Bond	Date of		Amount			Maturity	Nominal	Amortization	Interest
Issued	Issuance	Indexation	issued	Series		date	interest rate	Terms	Payment
SERIES A	15.11.2001	U.F.	3,500,000	A1 U.F. A2 U.F.	300,000 3,200,000	2006 2006	7.0% compounded semiannually	1 installment due on April , 2006	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

SERIES B	15.11.2001	U.F.	1,200,000	B1 U.F. B2 U.F.	200,000 1,000,000	2022 2022	6.5% compounded semiannually	32 semiannual equal installments as from October, 2022	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

SERIES C	01.12.2003	U.F.	2,000,000	C1 U.F.	2,000,000	2009	4.5% compounded semiannually	10 semiannual Installments as from December, 2009	Semiannually, due on April 1, and December 1, each year As from June 1

SERIES D	01.12.2003	U.F.	1,000,000	D1 U.F.	1,000,000	2025	5.5% compounded semiannually	38 semiannual Installments as from December, 2009	Semiannually, due on April 1, and December 1, each year As from June 1

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

SAITEC S.A. has issued to UF350,000 of 22 year bonds issued in 1992. Principal is paid down semiannually from October 1, 1995, after a three-year grace period. Interest is payable semiannually at 6.5%. These bonds are not secured.

Interest accrued on the D&S and SAITEC bonds, at December 31, 2002, 2003 and 2004 was ThCh$1,609,886, ThCh$1,609,867 and ThCh$1,605,033 respectively and is included in accordance with Chilean GAAP with the bond principal in “Bonds” in the balance sheet. The difference between par value and the proceeds is being deferred and amortized by the straight line method which approximates the effective interest method. The discount at December 31, 2004, was ThCh$3,061,182 (ThCh$3,442,204 in 2003) of which the current portion is included in other current assets for ThCh$402,347 (ThCh$402,380 in 2003) and the long-term portion is included in other assets-net for ThCh$2,658,835 (ThCh$3,039,824 in 2003).

Commercial paper:

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF2,150,000, with the SVS, under number 003.

On October 14, 2003, the Company also registered with the SVS, under the number 011, an issuance of bearer promissory notes for UF1,250,000.

The principal characteristics of this commercial paper are:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

b)	Long-term principal is shown under commercial paper and bonds on the consolidated balance sheets.

c)	The promissory notes are not secured.

d)	At December 31, 2004, the premium from the placement of the promissory notes amounted to ThCh$85,694 (ThCh$315,536 in 2003). At December 31, 2003, these amounts are shown in other short — term liabilities.

e)	The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At December 31, 2004, ThCh$461,099 have been amortized and included in the financial expenses for 2004 (ThCh$746,929 in 2003 and ThCh$37,919 in 2002). ThCh$30,416 is included in other current assets. (ThCh$445,012 in 2003).

f)	The duration term for these issuances is ten years and the commercial paper is repaid and renewed every year.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Bonds and Commercial Paper Covenants

Bonds Series A, B, C, D	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expense of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).
	3.	Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the Issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.
	4.	Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.

Commercial paper	1.	Minimum Coverage of financial expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.
	2.	Leverage less than 1.2 (current liabilities divided by equity) for March, June, September and December.

At December 31, 2004, the Company complies with these covenants.

f.	Long-term sundry creditors

The detail of long — term portion sundry creditors is as follows.

	At December 31,
	2003	2004
	ThCh$	ThCh$
Due to Compañía de Petróleos de Chile S.A. and accruing interest at 8.59% a year (1)	245,369	220,722

Less: Current portion	22,476	22,476

Total	222,892	198,246

(1)	This amount corresponds to an obligation for the purchase of land. Its final maturity is in 2014.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

g.	Analysis of current debt and other obligations included in the current portion of long-term liabilities for each period presented

As of December 31, 2003

				Amount of principal
				payable within
				one year and	Amount of
Bank or Other		Interest	Date	accrued interest as of	Principal payable
Institution Name	Principal	rate	of maturity	December 31, 2003	in more than one year
				ThCh$	ThCh$
Estado	ThCh$20,304,000	4.49%	2007	311,480	20,811,600
Santander	ThCh$32,732,012	TAB +1.25%	2009	20,585,988	13,482,875
Subtotal-Banks				20,897,468	34,294,475
Bonds
SERIE A	UF3,500,000	UF +7%	2006	1,038,584	60,700,500
SERIE B	UF1,200,000	UF + 6.5%	2022	331,042	20,811,600
SERIE C	UF2,000,000	UF + 4.5%	2009	126,530	34,686,000
SERIE D	UF1,000,000	UF + 5.5%	2025	77,139	17,343,000
SERIEA-162	UF120,000	UF + 6.5%	2014	255,659	2,081,161
Subtotal Bonds				1,828,955	135,622,261
Lease Obligations	ThCh$13,374,604	7% - 13.56%	2007	5,555,188	9,524,677
Other	ThCh$190,000	8.59%	2013	22,476	222,892

Total				28,304,087	179,664,305

As of December 31, 2004

				Amount of principal
				payable within
				one year and	Amount of
Bank or Other		Interest	Date	accrued interest as of	Principal payable
Institution Name	Principal	rate	of maturity	December 31, 2004	in more than one year
				ThCh$	ThCh$
Estado	ThCh$20,304,000	4.49%	2007	311,014	20,780,460
Santander	ThCh$32,732,012	TAB +0.85%	2009	3,275,916	26,740,350
Citibank	ThCh$28,000,000	TAB +0.80%	2007	5,716,480	22,400,000
BBVA	ThCh$32,732,012	TAB +0.80%	2009	29,000	25,000,000

Subtotal-Banks				9,332,410	94,920,810
Bonds
SERIE A	UF3,500,000	UF +7%	2006	1,037,031	60,609,675
SERIE B	UF1,200,000	UF + 6.5%	2022	330,546	20,780,460
SERIE C	UF2,000,000	UF + 4.5%	2009	3,853,209	30,907,928
SERIE D	UF1,000,000	UF + 5.5%	2025	77,447	17,317,050
SERIEA-162	UF120,000	UF + 6.5%	2014	251,714	1,859,306
Subtotal Bonds				5,549,947	131,474,419
Lease Obligations	ThCh$10,485,329	7% - 13.56%	2007	6,019,429	5,828,993
Other	ThCh$190,000	0.0859	2013	22,476	198,246

Total				20,924,262	232,422,468

Our debt with Santander Bank was entered into on a four year maturity schedule for the purpose of financing the expansion of our business. This resulted in large principal payments during 2003 and 2004 on a total principal amount of ThCh$73,097,853 originating in 2001. In 2003, we paid off a portion of this debt with the proceeds of certain bond issuance, specifically the series C issuance.

Interest expense is classified as non-operating expense (see Note 18).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated for general price-level changes)

13. SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity accounts are as follows:

				Retained earnings
					Net income
		Technical		Retained	for the year
	Paid-in	revaluation	Other	earnings	(as restated -	Interim
	capital	reserve	reserves	(as restated)	see Note 24a)	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances, January 1, 2002	208,528,749	1,230,463	32,444	40,217,660	39,365,276	(6,900,000)	282,474,592
Transfers				39,365,276	(39,365,276)
Dividends paid				(13,800,000)		6,900,000	(6,900,000)
Price level restatement	6,255,863	36,914	973	1,987,288			8,281,038
Net income for the year					23,777,482	(6,900,000)	16,877,482

Balances, December 31, 2002	214,784,612	1,267,377	33,417	67,770,224	23,777,482	(6,900,000)	300,733,112

Balances as of December 31, 2002 (1)	222,355,769	1,312,052	34,595	70,159,124	24,615,638	(7,143,225)	303,740,443

Balances, January 1, 2003	214,784,612	1,267,377	33,417	67,770,224	23,777,482	(6,900,000)	300,733,112
Transfers				23,777,482	(23,777,482)
Dividends paid				(13,800,000)		6,900,000	(6,900,000)
Price level restatement	2,147,846	12,674	334	894,777		20,700	3,076,331
Net income for the year					11,766,514	(6,900,000)	4,866,514

Balances, December 31, 2003	216,932,458	1,280,051	33,751	78,642,483	11,766,514	(6,879,300)	301,775,957

Balances as of December 31, 2002 (1)	222,355,769	1,312,052	34,595	80,608,545	12,060,676	(7,051,283)	309,320,354

Balances, January 1, 2004	216,932,458	1,280,051	33,751	78,642,483	11,766,514	(6,879,300)	301,775,957
Transfers				11,766,514	(11,766,514)		—
Capital increase with increase in new shares	155,048,729		(2,510,459)				152,538,270
Dividends paid				(13,779,300)		6,879,300	(6,900,000)
Price level restatement	6,833,964	32,001	(14,219)	1,908,841		(269,100)	8,491,487
Net income for the year					10,357,195	(10,350,000)	7,195

Balances, December 31, 2004	378,815,151	1,312,052	(2,490,927)	78,538,538	10,357,195	(10,619,100)	455,912,909

(1)	Restated in thousands of constant Chilean pesos at of December 31, 2004.

a.	Paid-in capital

In accordance with article 10 of Law Nº18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. The Company’s paid-in capital is divided into 6,520,000,000 no-par-value shares.

Effective December 6, 2004, we conducted a four-for-one stock split of our common shares in Chile. As a result of the stock split, the number of our outstanding shares increased from 1,630,000,000 to 6,520,000,000. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.	Capital increases

The Eleventh Extraordinary Shareholders Meeting held on May 23, 2002 approved a capital increase of ThCh$163,622,500 through the issue of 250 million new no-par value registered shares of the same series, which must be issued, subscribed and paid within 3 years from this date.

The Twelfth Extraordinary Shareholders Meeting held on April 12, 2004 agreed to annul the aforementioned corporate capital increase. The same Extraordinary Shareholders Meeting replaced it, approving a capital increase of ThCh$170,000,000 through the issue of 250 million new no-par value registered shares of the same series, which are issued, subscribed and paid at December 31, 2004.

The Fourteenth Extraordinary Shareholders Meeting held on October 26, 2004 agreed to redenominate the number of shares in which the Company’s capital is divided by replacing each existing share of the Company by four shares. The Company’s capital of ThCh$378,815,151 will therefore be divided into 6,520 million new no-par value registered shares of the same series.

c.	Income distribution policy

In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the General Shareholders’ Meeting decides otherwise by a unanimous vote of the issued shares.

Interim dividends are recorded in the “interim dividends” column of the stockholders’ equity note when they are provisionally declared by the Board of Directors during any given fiscal year. They are recorded as a debit in the interim dividend column of the stockholders’ equity note in the line item “Net income for the year”. The offsetting credit is against dividends payable as a liability. These provisional interim dividends are approved formally by the annual Shareholders’ Meeting in April of the subsequent year. The final dividends, of which the interim dividends are a portion, may differ from the provisionally declared interim dividends. Once the final dividend is approved and paid to shareholders, a credit is recorded for the amount of interim dividends preliminarily approved in the prior year in the “interim dividends” column of the stockholders’ equity note and the final declared dividend is shown as a reduction in the retained earnings column. This treatment is mandated by Circular 1501 of the Chilean Superintendency of Securities and Insurance.

d.	Reserve for technical revaluation of property, plant and equipment

This reserve corresponds to technical revaluations made by subsidiaries in prior years.

e.	Dividend paid

During the years ended December 31, 2002, 2003 and 2004 the Company paid dividends per share for Ch$2.5, Ch$2.5 and Ch$1.9, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

e.	Other reserves

The breakdown of the balance is the following:

	2003	2004
	ThCh$	ThCh$
Capital Increase Expenses Reserve (1)	—	(2,525,522)
Other Reserves	34,595	34,595

Totals	34,595	(2,490,927)

(1)	Corresponds to expenses incurred in the placement of shares issued in accordance with the capital increase approved by the Fourteenth Extraordinary Shareholders Meeting, which is recorded in accordance with Circular No.1736 of the Superintendency of Securities and Insurance (“SVS”).

14. INCOME TAXES

a.	The detail of accrued income taxes is as follows:

	2003	2004
	ThCh$	ThCh$
First category income taxes	(6,093,672)	(7,361,409)
Less:
Monthly payments	7,985,495	7,668,010
Personnel training credit and real estate tax credit	2,864,973	4,335,871
Recovery of first category income tax by applying tax losses:
For the year	—	1,124,624
Benefit from carryback of tax losses	521,337	525,590
Arica Law tax credit	9,142	9,135

Net income taxes refundable	5,287,275	6,301,821

At December 31, 2004 “Refundable taxes” on the balance sheet is shown together with other Value Added Taxes (VAT) receivable of ThCh$4,098,779 within current assets.

At December 31, 2004, D&S had no retained taxable income and its subsidiaries have retained taxable income of approximately ThCh$130,283,283 (ThCh$122,802,049 in 2003). The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders. Certain subsidiaries have tax losses for tax purposes totaling ThCh$69,512,076 as of December 31, 2004 (ThCh$21,549,853 in 2003).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.	Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, December 31, 2003 (as restated see Note 24b)				Balance, December 31, 2004
	Deferred assets		Deferred Liabilities		Deferred assets		Deferred Liabilities
	Short -	Long-	Short -	Long-	Short -	Long-	Short -	Long-
	term	term	term	term	term	term	term	term
Temporary difference	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for uncollectible accounts	2,981,340				3,524,200
Vacations accrual	485,194				676,216
Leased assets				780,952				719,834
Depreciation of property, plant and equipment				4,756,783		1,284,058		5,425,174
Severance indemnity	124,712	608,876			103,223	739,566
Other events					482,015
Sundry provisions	55,321				114,322
Allowance for uncollectible sundry debtors	201,261				182,352
Capitalized financial cost				1,534,764				1,629,224
Deferred charges			372,991	1,283,947			592,717	1,060,578
Tax loss		3,663,475			664,474	11,152,579

Total deferred taxes	3,847,828	4,272,351	372,991	8,356,446	5,746,802	13,176,203	592,717	8,834,810

Complementary accounts balance	(131,873)	(500,496)		(1,897,453)	(5,327)	(481,598)		(1,617,183)

Net balances per balance sheet	3,715,955	3,771,855	372,991	6,458,993	5,741,475	12,694,605	592,717	7,217,627

Long-term deferred tax assets are presented net of long-term deferred tax liabilities and are included in “Other long-term assets (See Note 9b) as of December 31, 2004. In 2003, long term deferred taxes liabilities are presented net of long term deferred tax assets and are included in “Other Long Term Liabilities.”

Short-term deferred tax assets are presented net of short-term deferred tax liabilities and is included in “Other current assets” (See Note 7).

The complementary accounts are amortized over the estimated period the differences will reverse.

c.	The charge to income for income taxes is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(as restated
	see Note 24b)
Current tax expense
For the year	(6,038,094)	(6,093,672)	(7,361,409)
Prior year adjustment	33,735	(44,365)	(18,522)
Benefit from tax loss carry forwards	—	521,337	1,124,625
Deferred taxes
Change in deferred taxes	1,863,216	1,516,354	4,117,941
Effect of amortization of complementary accounts of deferred tax assets and liabilities	(679,819)	(663,639)	(134,826)
Effect on assets and liabilities of deferred tax from changes in valuation allowance	—	—	144,422

Total charge to results	(4,820,961)	(4,763,985)	(2,127,769)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

15. FOREIGN CURRENCIES

Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

	At December 31,
	2003	2004
	ThCh$	ThCh$
ASSETS
Current assets	43,544,779	27,474,352

LIABILITIES
Current liabilities	21,772,247	21,722,170
Long-term liabilities	4,067,283	3,246,647

Total liabilities	25,839,530	24,968,817

Net asset position	17,705,248	2,505,535

16. PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE

Price-level restatement (monetary correction) and foreign exchange, described in Note 2d and 2e, credited (charged) to income is as follows:

	For the year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Property, plant and equipment — net	15,039,810	5,017,380	14,463,010
Non-monetary liabilities — net of other long-term non-monetary assets	1,670,145	781,863	2,606,300
Shareholders’ equity	(8,572,944)	(3,153,239)	(8,491,487)
Liabilities (UF’s)	(6,189,029)	(418,129)	(5,267,847)
Income statement amounts	(1,454,906)	(49,555)	(1,376,325)

Price-level restatements — net	493,076	2,178,320	1,933,651
Foreign exchange gain (loss) (1)	5,129,541	(3,071,728)	179,501

Gain (loss) from changes in the purchasing power of the Chilean peso	5,622,617	(893,408)	2,113,152

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

(1)	The detail of foreign exchange gain (loss) is as follows:

		At December 31,
	Currency	2002	2003	2004
		ThCh$	ThCh$	ThCh$
Current assets
Marketable securities	US$	—	2,360,165	(455,420)
Sundry debtors	US$	5,946,269	(10,234,155)	(1,737,722)

Total gain (loss)		5,946,269	(7,873,990)	(2,193,142)

Current liabilities
Debt due to banks and financial institution	US$	(816,728)	4,802,262	2,137,327
Accruals	US$	—	—	235,316

Total gain (loss)		(816,728)	4,802,262	2,372,643

Foreign exchange gain (loss)		5,129,541	(3,071,728)	179,501

17. DIRECTORS’ REMUNERATION

   The remuneration paid to the Directors of the Company for performing their duties is summarized as follows:

	For the year ended December
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Attendance fees	322,071	373,408	364,000

The following amounts were also paid to the Directors for activities not related to their positions as Directors:

	For the year ended December
	2002	2003	2004
	ThCh$	ThCh$
Per – diem	54,586	54,046	51,000

All of these fees are included in Selling and administrative expenses.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

18. NON-OPERATING INCOME AND EXPENSES

a.	Non-operating income for each year is summarized as follows:

	For the year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Interest income	470,079	552,037	1,303,487
Amortization of negative goodwill	354,616	362,018	354,616
Equity in income of investee	324,580	464,104	625,293
Other	203,346	142,592	481,581
Minority interest	—	—	123,720

Total	1,352,622	1,520,751	2,888,697

b.	Non-operating expense for each year is summarized as follows:

	For the year ended December 31,
	2002	2003	2004
		(As restated, see
		Note 24a)
	ThCh$	ThCh$	ThCh$
Interest expense	13,859,715	16,818,061	18,694,781
Amortization of goodwill	814,617	814,617	1,978,054
Minority interest	64,098	40,445	—
Restructuring expenses (1)	5,122,417	—	—
Equity in losses of investee	—	—	14,836
Donations	599,021	476,625	305,510
Loss from sale of fixed assets	184,609	60,256	314,517
Other	625,581	781,712	728,742

Totals	21,270,058	18,991,716	22,036,440

(1)	In December 2002, the Company announced significant changes to its senior management team, including the appointment of a new chief executive officer, as well as the of four senior executives and another 70 employees. As part of this restructuring, the Company incurred an aggregate of ThCh$5,122,417 in payments to former management and other employees.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

19. TRANSACTIONS WITH RELATED PARTIES

a.	Related companies - The Company has transactions with its equity — method investees and other related parties. Balances due from and due to these companies are shown on the consolidated balance sheets. The detail of accounts receivable and payable is the following:

	Receivable		Payable
	At December 31,
	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
Servicios Profesionales y de Comercialización S.A. (1)	—	—	7,981,722	13,348,516
Intersuper Argentina S.A.	—	—	15,692	15,692
Aquapuro S.A.	214,069	208,847	—	—
Inversiones Solpacific S.A.	109,700	107,025	—	—
Inmobiliaria Mall Calama S.A.	1,160,663	1,176,195	—	—

Totals	1,484,432	1,492,067	7,997,414	13,364,208

(1)	The balance payable is owed to a shareholder and bears interest at 3.8% a year on UF denominated principal.

The accounts receivable and payable, other than that mentioned in (1), are not subject to interest or indexation.

b.	Transactions with related companies - The principal transactions with related companies are summarized as follows:

			Cash value of the transaction			Charged to income for the year
	Relationship to	Description of services or	For the year ended December 31,			ended December 31,
Company	Company	goods received/disbursed	2002	2003	2004	2002	2003	2004
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Servicios Profesionales y de Comercialización S.A.	Parent company	Interest on checking account	713,041	429,121	632,576	(713,041)	(429,121)	(632,576)
		Readjustment on current account	1,003	45,665	465,944	(1,003)	(45,665)	(465,944)
Aquapuro S.A.	Member of controling group	Purchase of merchandise	8,263,163	7,084,131	6,438,726	—	—	—
Alimentos y Servicios Ltda.	Member of controling group	Purchase of merchandise	2,401,501	3,490,745	3,663,171	—	—	—
Larrain Vial S.A. Corredora de Bolsa	Member of controling group	Professional services	—	405,211	1,964,612	—	—	(1,964,612)
Kimberly Clarke Chile S.A.	Common management	Purchase of merchandise	—	5,211,155	7,226,464	—	—
BST Consulting Group S.A.	Common management	Services	—	108,761	131,475	—	(108,761)	(131,475)
BST Bancheque	Common management	Control of checks	—	15,402	485,066	—	(12,943)	(407,618)
BST Procesadora Automatic	Common management	Advisory services in personnel search and recruitment	—	—	2,787	—	—	(2,787)
BST Retail Services	Common management	Collection services	—	2,106,757	1,262,076	—	(2,106,757)	(1,262,076)
BST Seguros Ltda.	Common management	Insurance brokers	—	—	46,068	—	—	(38,713)
Promociones Financieras Ltda.	Common management	Deposits	—	115,169	1,313,875	—	(96,781)	(1,104,097)
Soc Agrícola Panquehue Ltda.	Member of controling group	Purchase of merchandise	—	4,504,768	3,882,805	—	—	—
Agrícola y Forestal Arcoiris S.A.	Member of controling group	Purchase of merchandise	—	694,766	893,740	—	—	—

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

Long term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2.r. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2003	2004
	ThCh$	ThCh$
Opening balance as of January 1,	4,054,645	4,315,220
Increase in accruals	2,949,866	4,093,966
Payments during the period	(2,689,291)	(3,451,603)

Total	4,315,220	4,957,583

The accrual amounts to ThCh$3,581,619 in 2003 and ThCh$4,350,391 in 2004, and is included as accruals under long-term liabilities. The short-term accrual in 2003 and 2004, respectively, amounts to ThCh$733,601 and ThCh$607,192 (Note 11).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

21. FINANCIAL DERIVATIVES

As of December 31, 2004 the Company and its subsidiaries do not have financial derivative contracts with financial institutions.

As of December 31, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the object of decreasing exposure to foreign currency risk, as follows:

							As of December 31, 2003

							Carrying value	Fair	Unrealized
	Nominal		Date of		Sales/	Hedged	of contract of	market	gain in
Type	Amount	Currency	Maturity	Item	Purchase	Item	initiation	value	income

							ThCh$	ThCh$	ThCh$

FR(1)	25,137,600	Ch$	1 quarter 2004	Exchange note	P	Accounts receivable	25,766,040	24,345,800	1,420,240

FR	100,000,000	EUR	1 quarter 2004	Exchange note	P	Accounts receivable	76,444,500	76,444,500	—

									1,420,240

FR: Forward contract

(1) This corresponds to four contract hedge derivatives (Ch$/US$), the detail is as follows:

Transaction date	Closing date	Nominal Amount

		ThCh$	US$
12/19/2003	1/2/2004	6,288,500	10,000,000
11/13/2003	1/5/2004	6,271,100	10,000,000
12/19/2003	1/6/2004	5,031,2300	8,000,000
12/19/2003	1/8/2004	7,546,800	12,000,000

Total		25,137,600	40,000,000

22. CONTINGENCIES AND COMMITMENTS

Parent Company

a.	Direct commitments

1.	The Company obtained loans from Banco Santander-Santiago for the purchase of land located in the Commune of Huechuraba with a book value of ThCh$63,906,989. The loans are collateralized by the land purchased.

2.	The Company has obtained bank letters of credit to cover purchase commitments for inventories and fixed assets amounting to ThCh$3,659,144. Those commitments mature during the year 2005.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

b.	Indirect commitments

1.	The subsidiary Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales has committed to Banco Santander — Santiago to not transfer or pledge, without its authorization, the shares of the subsidiary Rentas e Inversiones Maipú S.A.

2.	The Company has committed to Citibank N.A., to maintain its ownership percentage in Aquapuro S.A.

c.	Management restrictions and financial covenants:

In accordance with the long-term credit agreements signed with Banco Santander Santiago, Banco Estado and Citibank, the Company must comply with certain covenants. At December 31, 2004, the Company complies with these covenants.

If the Company fails to operate within our covenants or to obtain waivers of these covenants, it would result in defaults under our debt agreements and potentially, in the acceleration of amounts due.

d.	Lawsuits

At December 31, 2004 the Company and its subsidiaries have pending litigations against them due to claims related to the regular business purpose of their operations, which do not have risks of significant loss, in the opinion of management and internal counsel.

The Company is currently litigating a series of disputes stemming from the sale of our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December 1999. Under the terms of the sale, in May 2000 Disco S.A. paid US$60 million of the US$150 million purchase price, with the balance of US$90 million coming due in May 2003. Of this US$90 million, US$80 million was evidenced by ten promissory notes of US$8 million each, and US$10 million was held by Disco S.A. as collateral for certain liabilities of Ekono-Argentina to be borne by the Company. The deferred payment amount was guaranteed by Disco S.A.’s parent company, Disco-Ahold International Holdings N.V., a Netherlands Antilles Company and a subsidiary of Royal Ahold N.V., a Netherlands company. The Company was informed in December 2002 that Disco S.A. did not intend to pay us the entire US$90 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos(“A$”) under then-prevailing Argentine dollar convertibility regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August of 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.0 to 1 U.S. dollar which was equivalent to US$42 million.

The Company has rejected the applicability of the Argentine currency convertibility regime to this obligation as it was explicitly undertaken to be a U.S. dollar obligation and to the guarantee by Disco-Ahold International Holdings N.V.

In April 2003, the Company initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherland Antilles. Our claim is for US$47.5 million plus interest and expenses.

In management’s opinion, the Company has contractual and legal tools that will allow obtaining the payment of the debt, under the contract as stipulated; and therefore it is not necessary to establish provisions with respect to the accounts receivable guaranteed by Disco Ahold International N.V.

In April 2005, the Company initiated legal proceedings in the Netherlands against Royal Ahold N.V., seeking damages. The claim is for US$47.5 million plus interest and expenses to the extent not recovered from Disco-Ahold.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Interest collected	131,665	83,251	931,175

Interest paid	12,038,582	15,132,060	15,633,213

Income taxes paid	900,333	657,687	228,537

Property, plant and equipment acquired by assuming directly related debt	5,966,083	5,858,183	4,551,128

The detail in “Other charges” included in operating activities, is as follows:

	2002	2003	2004
Description	ThCh$	ThCh$	ThCh$
Amortization of debt issuance costs	165,566	969,244	755,019
Amortization of premium/discount associated with bond issuance	300,243	157,334	380,836
Miscellaneous adjustments to other investments	22,095	255,982	56,234
Other accruals	112,742	431,548	653,335
Others	257,673	291,948	—

Total	858,319	2,106,056	1,845,424

The detail in “Other investment disbursements” included in investing activities, is as follows:

	2002	2003	2004
Description	ThCh$	ThCh$	ThCh$
Lease prepayment	—	(893,252)	—
Others costs — investment in Carrefour S.A.	—	—	(1,036,114)
Other	386,348	(120,398)	—

Total	386,348	(1,013,649)	(1,036,114)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

24.	RESTATEMENT FOR CORRECTIONS OF ERRORS

After the issuance of its financial statements for fiscal 2003, Management determined that its 2003 financial statements should be restated for the following inadvertent errors:

Allowance for doubtful accounts

Management determined that a modification should have been made to our predictive model methodology used for the determination of the allowance for doubtful accounts, as described in Note 2.i. to reflect the effect of a deterioration of our aged Presto portfolio as of December 31, 2003 and, therefore, the Company has concluded that our allowance for doubtful accounts as of December 31, 2003 should be restated. The allowance for doubtful accounts at December 31, 2003 was restated in accordance with our new methodology by ThCh$11,183,775 which reduced net income by ThCh$9,279,255 consisting of a charge to SG&A of ThCh$11,183,775 partly offset by a deferred tax benefit of ThCh$1,901,243 and minority interest effect of ThCh$3,278.

a.	Income statement effect, for the year ended December 31, 2003

	As originally
	reported	Adjustments	As restated
Description	ThCh$	ThCh$	ThCh$
Minority interest	130,884	3,278	127,606
Income taxes	(6,665,228)	1,901,243	(4,763,985)
Selling and administrative expenses (Bad debt expense)	(2,131,414)	(11,183,775)	(13,315,189)

Net income	21,339,930	(9,279,254)	12,060,676

b.	Balance sheet effect at December 31, 2003

	As originally
Description	reported	Adjustments	As restated
	ThCh$	ThCh$	ThCh$
Minority interest	130,884	3,278	127,606
Short-term deferred tax assets	1,441,722	1,901,243	3,342,965
Allowance for doubtful accounts (in Accounts Receivable)	(3,135,079)	(11,183,775)	(14,318,854)

Total shareholders' equity, December 31, 2003	318,599,608	(9,279,254)	309,320,354

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

c.	Reclassification in the consolidated statement of cash flows

Management determined that certain reclassifications to its cash flows for the years ended December 31, 2002 and 2003 are necessary in order to reflect the classification requirements of Circular 1501 as explained below. Additionally, for operating activities, a further breakdown of the “other” category into “other credits” and “others debits” is provided as required under the same circular.

	As originally		Reclassifications
	reported		and adjustments		As restated
Description	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net revenue	24,615,638	21,339,930	—	(9,279,254)	24,615,638	12,060,676

Writte-offs and accruals	3,319,774	6,668,210	203,576	11,275,294	3,523,350	17,943,504
Other	2,086,895	2,197,575	(2,086,895)	(2,197,575)	—	—
Other credits	—	—	—	—	—	—
Other charges	—	—	858,319	2,106,056	858,319	2,106,056
Minority interest	64,098	43,723		(3,278)	64,098	40,445
(Decrease) increase in accruals and witholdings	(4,090,203)	2,422,352	2,541,516	2,745,759	(1,548,687)	5,168,111
(Decrease) increase in income tax payable	(2,117,467)	1,048,528	(2,541,516)	(4,647,002)	(4,658,983)	(3,598,474)
Net cash provided by (used in) operating activities	30,120,016	34,287,648	(1,025,000)	—	29,095,016	34,287,648

In 2002, a typing error was made in the 20-F filing of ThCh$1,025,000 (monetarily corrected from ThCh$1,000,000).

For the years ended December 31, 2002 and 2003, the reclassifications between “Other” and “Write-offs and accruals” correspond to write-offs of accounts receivable recorded by other subsidiaries of the Company, which were recorded erroneously in “Others”. The remainder of the reclassifications in 2003 between “write-offs and accruals” and “net income” relate to the corrections of errors detailed described above.

The reclassifications between “Increase (decrease) in accruals and withholdings” and “Increase (decrease) in income tax payable” were caused by mistakenly including “withholdings” in “income tax payable”.

25.	SUBSEQUENT EVENTS

On June 16, 2005, the Superintendency of Banks and Financial Institutions, authorized the subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., to issue and administer credit cards with the name Presto nationally, in conformity with the established norms in chapter III.J.1 of the Compendio de Normas Financieras of the Central Bank of Chile.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Accordingly, the Company has determined that this subsequent event would require the recording of its allowance for doubtful accounts as of December 31, 2004 for the accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A. to be in accordance with the rules of the Superintendency of Banks and Financial Institutions, and has therefore recorded a charge to income (bad debt expense) in the amount of ThCh$5,099,432.

In the period between January 1, 2005 and the date of presentation of these financial statements, no other significant events that might affect their presentation have occurred.

26.	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The Company received a Securities and Exchange Commission (the “SEC”) comment letter on October 26, 2004. This review and subsequent analysis by the Company resulted in a reevaluation of accounting for certain transactions under U.S. GAAP so as to respond to the SEC comments. As a result of this re-evaluation, the Company has determined that it must restate its opening retained earnings at January 1, 2002 under U.S. GAAP, its reconciliation of shareholders’ equity under U.S. GAAP as of December 31, 2003 and its reconciliation of net income for the years ended December 31, 2002 and 2003. The effect of these restatements is summarized in Note 26.b (i), with additional detail on individual line items provided in the notes that follow. These comments also resulted in various restatements to Chilean GAAP as described in Note 24.

a.1. Deferred income Taxes - Since January 1, 2000, under Technical Bulletin No. 60 of the Chilean Institute of Accountants, the Company records income taxes using the liability method where deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities are booked. Upon adoption, contra assets or liabilities (“complementary accounts”) were recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The complementary accounts are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

i.	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

ii.	The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

iii.	The measurement of deferred tax assets are reduced by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations. When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in the reconciliation below.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Under Chilean GAAP, the Company presents marketable equity (see Note 4 for detail) securities at the lower of cost plus price-level restatement or market. Under U.S. GAAP, all investments in marketable equity securities which the Company holds would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders ´ equity. The effect of this difference is included in the reconciliation below.

The Company has not recorded any other than temporary impairment under U.S. GAAP related to these securities.

a.4. Property plant and equipment - Under Chilean GAAP, certain property, plant and equipment is reported in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity in “Other reserves”. Such revaluation is not permitted under U.S. GAAP. The effects of this revaluation, as well as of the reversal of the related accumulated depreciation, depreciation expense, and monetary correction for the year, are included in the reconciliations below.

a.5. Purchase accounting and impairment of goodwill - In accordance with Chilean GAAP, through December 31, 2003, business combinations are accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding 20 years. Any book value in excess of acquisition cost resulted in the recording of negative goodwill. With the effectiveness of Technical Bulletin 72 on January 1, 2004, Chile GAAP adopted fair value accounting for business combinations. Under US GAAP, prior to SFAS No. 141, business combinations were accounted for in accordance with APB Opinion No. 16 which provided for the use of either the purchase method or pooling of interest method. SFAS No. 141 eliminated the pooling of interests method thus allowing only the purchase method to be used. SFAS No. 141 applies to all business combinations initiated after June 30, 2001. It also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

Under SFAS No. 141, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. If the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity (negative goodwill), that excess is allocated as a pro rata reduction of the amounts that are otherwise assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain.

Under U.S. GAAP, in accordance with the adoption of SFAS No. 142 on January 1, 2002, goodwill is no longer amortized, but an impairment test is performed on the reporting unit level annually or whenever indicators of impairment arise. None of the annual test have resulted in U.S. GAAP impairment adjustment.

Under Chilean GAAP, at the merger date with Saitec S.A., El Rodeo S.A. and Almac Internacional S.A., the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company’s capital. Under U.S. GAAP, such negative goodwill is accounted for as described above and the subsequent amortization recorded under Chilean GAAP is eliminated.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Under Chilean GAAP, the acquisition of Maquinsa, an unrelated company, in 1997, was recorded at cost with the assets acquired and liabilities assumed stated at their book carryover basis, with any excess up to the purchase price being recorded as goodwill. Under U.S. GAAP, the assets acquired and liabilities assumed would be recorded at their respective fair value with any excess up to the purchase price being recorded as goodwill. In 1999, the Company settled an amount of ThCh$1,069,337 with the former owner of Maquinsa S.A. in arbitration. Under Chilean GAAP, this amount was recorded as goodwill. Under U.S. GAAP, this amount would have been expensed. The effects of such differences are recorded in the reconciliation below and include differences in the carrying values for assets, liabilities and goodwill and the resulting depreciation and amortization.

On January 7, 2004, a purchase agreement entered into on December 19, 2003 was consummated whereby Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ThCh$72,135,247. At that same date, and based on the same agreement, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ThCh$43. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

Under Chilean GAAP, the goodwill resulting from the purchase of shares of Carrefour S.A., currently doing business as Magallanes S.A., has been calculated in accordance with Technical Bulletin No. 72.

In connection with this acquisition, with the exception of the difference mentioned in paragraph a.8 therefore purchase accounting entries for this entity did not differ. Subsequent to the acquisition, goodwill has been amortized under Chilean GAAP, but not under U.S. GAAP, as previously described.

a.6. Severance indemnities - The Company has committed to provide a lump sum payment to each employee with more than six months of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees with more than six months of service, and a discount rate of 7%. Under U.S. GAAP, this arrangement is considered to be a benefit plan, in accordance with SFAS87, “Employers’ Accounting for Pensions” and the

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

liability should be measured by projecting future expected severance payments using an assumed average salary progression rate, workforce rotation, workforce mortality, average service life and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. Prior service costs are recorded as deferred assets and charged to income using the straight-line method over the estimated average remaining service period of the employees. For Chilean GAAP, prior service costs which arose when the Company started recording severance indemnity liabilities in 1995, were expensed immediately. The difference related to the treatment for prior service costs is recorded as an adjustment in the reconciliation to U.S. GAAP.

The Company recognizes actuarial gains or losses immediately for severance indemnity plans for both Chilean GAAP and US GAAP.

The severance indemnity plan is unfunded.

a.7. Present value adjustment on accounts receivable - Under Chilean GAAP, the account receivable from Disco S.A. for the sale of Ekono Argentina in 1999 was recorded at its cash value. Under U.S. GAAP, in accordance with Accounting Principle Board Opinion No. 21, such receivable would be recorded at its net present value. The effects of conforming with U.S. GAAP are shown in the reconciliation below.

At its stated value a 7% discount rate was used and the interest income was accreted through maturity of the account receivable.

a.8. Derivative instruments - Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized in either income or shareholders ´ equity (as a component of accumulated other comprehensive income). As the Company did not meet documentation standards for its forward exchange contracts, the unrealized gains which are deferred for Chilean GAAP purposes associated with its forward exchange contracts would be recognized through the income statement for U.S. GAAP purposes.

Unrealized losses are charged to income under both U.S. GAAP and Chile GAAP for these forward exchange contracts.

The Company entered into an additional forward exchange contract (designated as a cash flow hedge of a forecasted transaction under Chilean GAAP ) to cover the fluctuation in the Chilean peso versus the Euro for its anticipated € 100,000,000 purchase of Carrefour Chile S.A. on December 19, 2003, which purchase was completed on January 7, 2004. At December 31, 2003, the fair value of the financial instrument did not differ significantly from its recorded value. On January 7, 2004, upon settlement of this financial instrument, the Company realized a loss of ThCh$2,444,710.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP is as follows:

Forward exchange contract
(“Assignment Agreement” signed on December 19, 2003”)			Total of
			payment
	€		ThCh$
Euro adopted on the agreement	100,000,000	745.80	74,580,000
Euro day of payment on January 7, 2004	100,000,000	721.35	72,135,290

The Company realized a loss of			2,444,710

Under Chilean GAAP, the realized loss on this contract was considered part of the purchase price of Carrefour Chile S.A. Under U.S. GAAP, SFAS No. 133 does not permit the designation of a forecast transaction related to a business combination as a hedge, therefore the loss was be recognized in income in 2004. The effects of this operation are included in the reconciliation below.

a.9. Effects of minority interest on the U.S. GAAP adjustments - The net income and shareholders’ equity under Chilean GAAP is adjusted in the U.S. GAAP footnote for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests. The sum of this adjustment and the minority interest reflected in our consolidated income statement and balance sheet for each period presented under Chilean GAAP represents the allocation of our results and shareholders’ equity to our minority shareholders under U.S. GAAP.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph below.

a.10. Effects of Capitalization of rebate associated with unsold inventory on the U.S. GAAP adjustments - The Company receives certain volume rebates from its suppliers but did not allocate a portion of these rebates to unsold inventory. Rebates associated with unsold inventory should have been capitalized in inventory at each year-end under U.S. GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph below.

a.11. Leaseback transactions

Certain of the transactions which the Company has entered into qualify for characterization as sales-leasebacks of real estate in Chilean GAAP and are described as such in our Chilean GAAP footnotes. Those transactions do not qualify for similar treatment as sales-leaseback contracts under U.S. GAAP due to the “continuing involvement” of the Company as defined under paragraph 26 of SFAS 66, “Accounting for Sales of Real Estate”. As there was no difference between the carrying value of the real estate and its fair value on the dates the contracts to finance the assets’ values were entered into, no gain or loss was recorded under Chilean GAAP. Although the transaction would be accounted for as a capital lease under Chilean GAAP and a note payable under U.S. GAAP, the interest rates under both U.S. GAAP and Chilean GAAP are defined equivalently. Therefore, no difference is generated over time for the accreted interest expense. As a result, no adjustment appears in our reconciliation to U.S. GAAP.

a.12. Effect of Conforming to U.S. GAAP - The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP are as follows (amounts are expressed in thousands of constant Chilean pesos of December 31, 2004 purchasing power and thousands of U.S. dollars).

		Year ended December 31,
		2002	2003	2004	2004
	Paragraph	ThCh$	ThCh$	ThCh$	ThUS$
		(As restated	(As restated
		see Note 26b)	see Note 26b)
Net income, in accordance with Chilean GAAP		24,615,638	12,060,676	10,357,195	18,581
Reversal of depreciation of the technical revaluation of property, plant and equipment	a.4	29,681	29,681	29,681	53
Adjustment for deferred taxes	a.1	679,819	663,639	134,826	242
Amortization of severance indemnity prior service cost	a.6	(23,386)	(23,386)	(23,386)	(42)
Reversal of amortization of negative goodwill	a.5	(354,616)	(362,018)	(354,616)	(636)
Reversal of amortization of goodwill	a.5	814,617	814,617	1,978,054	3,549
Present value adjustment on accounts receivable from Disco S.A.	a.7	3,882,234	1,861,316	—	—
Depreciation of fair value Maquinsa S.A.	a.5	(15,092)	(12,314)	—	—
Monetary correction of fair value Maquinsa S.A.	a.5	8,199	1,005	—	—
Loss on forward exchange contract associated with purchase of Carrefour S.A.	a.8	—	—	(2,444,710)	(4,386)
Deferred tax from adjustments to U.S.GAAP	a.1	127,721	127,166	24,007	43
Capitalization of volume rebate on unsold inventory	a.10	(116,787)	(55,234)	(119,916)	(215)
Minority interest	a.9	(495)	2,311	(3,153)	(6)

Net income in accordance with US GAAP		29,647,532	15,107,459	9,577,982	17,183

Other comprehensive income
Unrealized gain on marketable securities (net of tax)	a.3	22,759	36,184	147,912	265

Comprehensive income in accordance with U.S.GAAP		29,670,291	15,143,643	9,725,894	17,448

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The adjustments to reported net equity required to conform to U.S. GAAP are as follows (amounts are expressed in thousands of constant Chilean pesos of December 31, 2004 purchasing power and thousands of U.S. dollars):

		December 31,
		2003	2004	2004
	Paragraph	ThCh$	ThCh$	ThUS$
		(As restated
		see Note 26b)
Shareholders’ equity, in accordance with Chilean GAAP		309,320,354	455,912,909	817,928

Reversal of the technical revaluation of property, plant and equipment	a.4	(1,920,251)	(1,920,251)	(3,445)
Reversal of the accumulated depreciation of the technical revaluation of property, plant and equipment	a.4	693,963	723,644	1,298
Deferred tax from adjustments to U.S. GAAP	a.1	235,986	229,698	412
Adjustments for deferred tax	a.1	(1,997,547)	(1,862,721)	(3,342)
Reversal of severance indemnity prior service cost	a.6	701,607	701,607	1,259
Amortization of severance indemnity prior service cost	a.6	(210,481)	(233,867)	(420)
Mandatory dividend required by law (30% of net income less interim dividends paid less prior year accrual)	a.2	(8,097,300)	—	—
Reversal of negative goodwill	a.5	3,546,162	3,546,162	6,362
Reversal of amortization of negative goodwill	a.5	(2,870,242)	(3,224,858)	(5,786)
Reversal of amortization of goodwill	a.5	3,449,122	5,427,176	9,737
Dividend paid in connection with the purchase of Supermercados Ekono S.A. (Argentina) from controlling shareholder	a.5	(1,384,498)	(1,384,498)	(2,484)
Adjustment to net loss on sale of Supermercados Ekono S.A. (Argentina)	a.5	(1,309,149)	(1,309,149)	(2,349)
Loss on forward exchange contract associated with purchase of Carrefour Chile S.A.	a.8	—	(2,444,710)	(4,386)
Adjustment for difference for arbitration settlement for Maquinsa S.A.	a.5	(1,069,337)	(1,069,337)	(1,918)
Capitalization of volume rebate on unsold inventory	a.10	(405,386)	(525,302)	(942)
Unrealized gain on marketable securities	a.3	76,633	254,840	457
Minority interest	a.9	1,816	(1,337)	(2)

Shareholders’ equity, in accordance with U.S. GAAP		298,761,452	452,820,006	812,379

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The changes in shareholders’ equity accounts determined under U.S. GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2004 purchasing power):

ThCh$
(As restated)
Balance at January 1, 2002	282,078,189
Dividends declared	(14,491,124)
Mandatory dividend required by law	(235,780)
Comprehensive income for the year	29,670,291

Balance at January 1, 2003	297,021,576
Dividends declared	(14,074,276)
Mandatory dividend required by law	670,509
Comprehensive income for the year	15,143,643

Balance at December 31, 2003	298,761,452
Dividends declared	(9,601,173)
Capital increase	155,048,729
Expenses for share issuance	(2,510,459)
Price-level restatement related to capital increase	1,395,563
Comprehensive income for the year	9,725,894

Balance at December 31, 2004	452,820,006

     b. Restatement of reconciliation to USGAAP

After the issuance of its 2003 financial statements, the Company has discovered and determined that certain restatements were required to correct a number of errors in various accounts in its U.S. GAAP reconciliation as of and for the two years in the period ended December 31, 2003. The following are the details of the restatements that affected the U.S. GAAP reconciliation, followed by a description of the restatements:

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

i	Restatement of equity reconciliation and net income reconciliation

a) Net income restatement

	For the year ended
	December 31,

	2002	2003
	ThCh$	ThCh$
Net income, as previously reported under U.S. GAAP and monetarily corrected	30,141,965	24,259,070
Depreciation expense on assets acquired at fair value versus book value under Chile GAAP — Maquinsa (c)	(15,092)	(12,314)
Monetary correction on the Maquinsa fair value acquisitions (c)	8,199	1,005
Capitalization of volume rebate on unsold inventory (b)	(116,787)	(55,234)
Mechanical calculation error of present value of Disco note (d)	(497,979)	64,709
Deferred tax adjustments on the above adjustments (a)	127,721	127,166
Minority interest adjustments on the above (e)	(495)	2,311

Chilean GAAP adjustments — See Note 24 (g)		(9,279,254)

Net income as restated under US GAAP	29,647,532	15,107,459

b) Earning per share restatement

These changes result in earnings per share restatements as follows:

	For the year ended
	December 31,

	2002	2003
	Ch$	Ch$
Earnings per share, as previously reported and monetarily corrected (as adjusted retroactively for stock split)	5.46	4.40
Depreciation expense (c)	—	—
Monetary correction on the above (c)	—	—
Capitalization of volume rebate on unsold inventory (b)	(0.02)	(0.01)
Mechanical calculation error of present value of Disco Note (d)	(0.09)	0.01
Deferred tax adjustments on above (a)	0.02	0.02
Minority interest adjustments on the above (e)	—	—
Chilean GAAP adjustments — See Note 24 (g)	—	(1.68)

Earnings per share as restated	5.37	2.74

c) Opening Shareholders’ equity — restated

Opening shareholders’ equity would be restated as follows:

As of January 1, 2003
ThCh$
Opening Shareholders’ equity — restated as previously reported and monetarily corrected	300,451,037
Cumulative adjustments to correctly reflect depreciation expense through December 31, 2002 (c)	11,310
Capitalization of volume rebate on unsold inventory (b)	(350,152)
Mechanical calculation error of present value of Disco note (d)	(3,239,394)
Deferred tax adjustments on above (a)	121,849
Minority interest adjustments on above (e)	(495)
Accumulated other comprehensive income — marketable securities net of tax (f)	27,421

Opening shareholders’ equity as restated	297,021,576

d) Shareholders’ equity as of December 31, 2003 is restated as follows:

At December 31, 2003
ThCh$
Shareholders’ equity as previously reported and monetarily corrected	311,306,342
Adjustments made to opening shareholders’ equity (see c)	(3,429,461)
Depreciation expense on assets acquired at fair value versus acquisition at book value under Chile GAAP — Maquinsa (c)	(12,314)
Monetary correction on the above — Maquinsa (c)	1,005
Capitalization of volume rebate on unsold inventory (b)	(55,234)
Mechanical calculation error of present value of Disco note under APB 21 (d)	64,709
Deferred tax adjustments on the above (a)	127,166
Minority interest adjustments on the above (e)	2,311
Chilean GAAP adjustments posted in Note 24 (g)	(9,279,254)

Other comprehensive income — marketable securities (f)	36,184

Shareholders’ equity as restated under US GAAP	298,761,452

e) Other comprehensive income restated

	For the year ended
	December 31,

	2002	2003
	ThCh$	ThCh$
Other comprehensive income would be restated as follows:
Other comprehensive income as previously reported	—	—

Adjustments for unrealized gains on marketable securities (f)	22,759	36,184

Other comprehensive income as restated	22,759	36,184

(a)	The Company previously had not recorded the tax effects on its U.S. GAAP adjustments. As certain of the adjustments in the reconciliation to U.S. GAAP create or reverse deferred tax effects present in Chile GAAP, the Company has calculated the effect and included it in its restatement.

(b)	The Company receives certain volume rebates from its suppliers but did not allocate a portion of these rebates to unsold inventory. Rebates associated with unsold inventory should have been capitalized in inventory at each year-end under U.S. GAAP. The U.S. GAAP reconciliation has been restated accordingly.

(c)	Certain fixed assets acquired in the acquisition of Maquinsa, as explained in Note 26.a.5, were recorded at their fair value on the purchase date under U.S. GAAP. In subsequent periods to the acquisition, depreciation expense and accumulated depreciation should therefore have differed from Chile GAAP during the assets’ useful lives as Chilean GAAP purchase accounting at that date would have recorded those assets at their carrying value. The Company has determined that these depreciation adjustments were not previously recorded and has restated the U.S. GAAP reconciliation to correct this error.

(d)	The Company discounted its receivable from Disco to its present value in accordance with Accounting Principles Board Opinion N°21 at the consummation of the sale of its Ekono stores in Argentina. The U.S. GAAP reconciliation was restated to correct certain mathematical errors made in the calculation, at the present value.

(e)	The Company had previously not recorded minority interest effect for some for the U.S. GAAP adjustments. As certain adjustments to U.S. GAAP generate minority interest effects, the Company restated the U.S. GAAP to include this effect.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

(f)	The Company had certain securities which were recorded appropriately under Chilean GAAP at lower of cost or market. These equity securities are classified as available for sale under U.S. GAAP requiring the recording of unrealized gains/losses in other comprehensive income. The Company had unrealized gains on these securities which should have been recorded in other comprehensive income for U.S. GAAP purposes. The adjustments to other comprehensive income are reflected in the tables above.

(g)	See note 24 of the Chilean GAAP financial statements.

ii.	Restatement of additional disclosure

     Operating Income

	2002	2003
	ThCh$	ThCh$
	(As restated)	(As restated)
Operating Income under U.S. GAAP, reported	33,026,585	45,920,209
Adjustment for bad debt expense — see Note 24	—	(11,183,775)
Restructuring charge (a)	5,122,417	—
Others (b)	(630,989)	(302,744)

Operating Income under U.S. GAAP, restated	37,518,013	34,433,690

(a)	In 2002, the restructuring charge of ThCh$5,122,417 was erroneously deducted twice from the operating income calculation under US GAAP.

(b)	Consists of miscellaneous items reclassified to operating under U.S. GAAP which are classified as non-operating expenses or income under Chile GAAP.

iii.	Restatement of cash flow (See c.4)

     c. Additional Disclosure Requirements

     c.1. Basic and diluted earnings per share:

	For the year ended December 31,
	2002	2003	2004
	Ch$	Ch$	Ch$
	(As restated)	(As restated)
Chilean GAAP earnings per share	4.45	2.18	1.77

U.S.GAAP earnings per share	5.37	2.74	1.64

Weighted average number of common shares outstanding (a)	5,520,000,000	5,520,000,000	5,840,000,000

(a)	For comparative purposes the weighted average number of common shares outstanding in 2002 and 2003, have been adjusted for the December 2004 stock split (see Note 24.a.).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

c.2. Reporting Comprehensive Income

U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

	December 31, 2002
			Accumulated Other
	Unrealized gain (loss)		comprehensive
	on marketable securities	Effect of Tax	Income (loss)
	ThCh$	ThCh$	ThCh$
Beginning Balance	—	—	—
Credit (Charge) of the period	27,421	(4,662)	22,759

Ending balance	27,421	(4,662)	22,759

	December 31, 2003
			Accumulated Other
	Unrealized gain (loss)		comprehensive
	on marketable securities	Effect of Tax	Income (loss)
	ThCh$	ThCh$	ThCh$
Beginning Balance	27,421	(4,662)	22,759
Credit (Charge) of the period	49,212	(13,028)	36,184

Ending balance	76,633	(17,689)	58,943

	December 31, 2004
			Accumulated Other
	Unrealized gain (loss)		comprehensive
	on marketable securities	Effect of Tax	Income (loss)
	ThCh$	ThCh$	ThCh$
Beginning Balance	76,633	(17,689)	58,943
Credit (Charge) of the period	178,207	(30,295)	147,912

Ending balance	254,840	(47,985)	206,855

     c.3. Income Taxes - The consolidated provision for income taxes charged to income is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(Restated)	(Restated)
Income tax provision under Chilean GAAP:
Current income taxes under Chilean GAAP	(6,004,359)	(5,616,700)	(6,255,306)
Deferred income taxes under Chilean GAAP	1,183,397	852,715	4,127,537

Total income provision under Chilean GAAP	(4,820,962)	(4,763,985)	(2,127,769)

U.S.GAAP Adjustments:
Deferred tax effect of applying SFAS No.109	679,819	663,639	134,826
Deferred tax effect of adjustments to U.S.GAAP	127,721	127,166	24,007

Total US GAAP adjustments	807,540	790,805	158,833

Total income tax provision under US GAAP	(4,013,422)	(3,973,180)	(1,968,936)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The consolidated U.S. GAAP deferred tax assets (liabilities) are summarized as follows:

	2003			2004
	SFAS N°109			SFAS N°109
	Applied to	SFAS N°109	Total	Applied to	SFAS N°109	Total
	Chilean	applied to	Deferred	Chilean	applied to	Deferred
	GAAP	U.S. GAAP	Taxes under	GAAP	U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS N°109	Balances	Adjustments	SFAS N°109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	(As restated)	(As restated)	(As restated)
Deferred income tax assets:

Property, plant and equipment	—	—	—	1,284,058	—	1,284,058
Severance indemnity	733,588	86,604	820,192	842,789	137,286	980,075
Allowance for doubtful accounts	2,981,340	—	2,981,340	3,524,200	—	3,524,200
Allowance for uncollectible sundry debtors	256,582	—	256,582	296,674	—	296,674
Vacation accrual	485,194	—	485,194	676,216	—	676,216
Others events	—	—	—	482,015	—	482,015
Tax loss carryforwards (1)	3,663,475	—	3,663,475	11,817,053	—	11,817,053

Total deferred income tax assets	8,120,179	86,604	8,206,783	18,923,005	137,286	19,060,291

Deferred income tax liabilities:

Property, plant and equipment	4,756,783	496,477	5,253,260	5,425,174	502,765	5,927,939
Deferred charges	1,656,938	—	1,656,938	1,653,295	—	1,653,295
Leased assets	780,952	—	780,952	719,834	—	719,834
Marketable securities	—	17,689	17,689	—	47,985	47,985
Inventory	—	68,915	68,915	—	89,301	89,301
Capitalized interest	1,534,764	—	1,534,764	1,629,224	—	1,629,224

Total deferred income tax liabilities	8,729,437	583,081	9,312,518	9,427,527	640,051	10,067,578

Net deferred assets (liabilities)	(609,258)	(496,477)	(1,105,735)	9,495,478	(502,765)	8,992,713

Complementary Account	1,265,084	(1,265,084)	—	1,130,258	(1,130,258)	—

Net deferred assets (liabilities)	655,826	(1,761,561)	(1,105,735)	10,625,736	(1,633,023)	8,992,713

(1)	In Chile tax loss carryforwards may be utilized indefinitely.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable tax rate of 16% in 2002, 16.5% in 2003 and 17% in 2004 (Chilean statutory income tax rate) to U.S. GAAP pre-tax income as a result of the following:

	Year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(As restated)	(As restated)
Statutory tax rate	16.00%	16.50%	17.00%
Pretax U.S.GAAP income	34,253,975	19,080,639	11,546,918
Pretax income multiplied by the applicable tax rate	(5,480,636)	(3,148,305)	(1,962,976)
Differences in price-level restatement	382,618	100,731	(589,723)
Non-deductible items	(3,039,643)	(1,401,479)	(3,007,652)
Deductible items	4,251,691	773,815	3,703,833
Other	(127,453)	(297,942)	(112,418)

Tax expense	(4,013,422)	(3,973,180)	(1,968,936)

     c.4. Cash flow information

i.	Management has determined its cash and cash equivalents under Chilean GAAP are equal to those as defined under SFAS No.95, for the years ended December 31, 2002 and 2003. The Company’s condensed cash flow as discloses below was restated accordingly:

	Year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(as restated)	(as restated)
Cash provided by operating activities under Chilean GAAP and U.S.GAAP	29,095,016	34,287,648	(13,483,796)

Cash provided by (used in) financing activities under Chilean GAAP and U.S.GAAP	32,811,643	44,841,315	158,212,631

Cash used in investing activities under Chilean GAAP and U.S.GAAP	(71,596,735)	(69,870,778)	(95,854,965)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

ii.	Cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

	Year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(as restated)	(as restated)
Cash	20,460,167	32,180,597	22,783,602
Money market funds	1,345,945	2,050,149	33,718,712
Other current assets (1)	—	—	25,018,118

Total cash and cash equivalents under Chilean GAAP and U.S.GAAP	21,806,112	34,230,746	81,520,432

(1)	Correspond to repurchase agreements (see Note 7), the detail is as follows:

Institution's	Principal amount		Interest rate (month)		Interest		Total
	2003	2004	2003	2004	2003	2004	2003	2004
	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$
BANCHILE S.A.	—	17,000,000	—	0.255	—	13,052		17,013,052
CORP CORREDORES DE BOLSA S.A.	—	8,000,000	—	0.250	—	5,067		8,005,067

Total	—	25,000,000			—	18,118	—	25,018,118

c.5. Estimated Fair Value of Financial Instruments - U.S. GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair values are based on the following methods and assumptions:

•	Cash - The fair value of the Company’s cash is equal to its carrying value.

•	Marketable securities - The fair value of the investments was determined based on market value.

•	Notes and accounts receivable and payable - The carrying amount of trade notes and accounts receivable and payable approximate fair value because of the short maturity of these instruments. The fair value of the note receivable from Disco approximates its carrying value.

•	Long-term debt and bonds - The fair value of the Company’s long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

•	Short-term debt - Certain short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value. Of our short-term debt, the portion with fixed interest rates is insignificant.

•	Derivatives - Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31,
	2003		2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	ThCh$	ThCh$	ThCh$	ThCh$
	(As restated)	(As restated)
Cash	32,180,597	32,180,597	22,783,602	22,783,602
Marketable securities	3,788,027	3,892,081	35,612,272	35,867,112
Notes and accounts receivable, net	123,961,841	123,961,841	156,606,100	156,606,100
Due from related companies	1,484,432	1,484,432	1,492,067	1,492,067
Accounts payable	184,807,233	184,807,233	201,699,328	201,699,328
Bonds	135,622,261	140,891,135	131,474,419	136,391,138
Commercial Paper	59,433,153	59,433,153	58,020,819	58,820,819
Due to related companies	7,997,414	7,997,414	13,364,208	13,364,208
Bank and financial institutions	84,980,507	84,980,507	117,120,616	117,946,387
Derivative instruments (1)	1,420,240	1,420,240	—	—

(1)	The Company enters into foreign currency forward contracts in order to hedge its exposure to non — Chilean peso foreign currency fluctuations related to non-Chilean peso denominated transactions. The Company’s accounting policy for such contracts is described in Note 2v.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	At December 31, 2003			At December 31, 2004
	Notional	Carrying	Fair	Notional	Carrying	Fair
	amount	Amount	value	amount	amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign currency forward contracts	102,209,515	(115,664)	(115,664)	—	—	—

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparties under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

c.6. U.S. GAAP Condensed Balance Sheet

Certain reclassifications and adjustments would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Debt discounts are included in other assets in Chilean GAAP while the discounts would be offset against the debt under U.S.GAAP. In Chilean GAAP, income tax payable is included in current assets netting refundable income tax; in U.S.GAAP, income tax payable is recorded in other current liabilities within taxes payable. The detail of the nature of adjustment to U.S. GAAP is disclosed in Note 26a.

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet:

	2003
		Adjustment
	Chilean GAAP	U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	319,639,504	(169,399)	5,066,535	324,536,641
Property, plant and equipment, net	512,137,052	(1,226,287)	—	510,910,765
Other assets	24,785,084	1,134,788	(4,609,137)	21,310,736

Total assets	856,561,640	(260,898)	457,398	856,758,141

Current liabilities	360,861,918	8,097,300	5,066,535	374,025,753
Long-term liabilities	186,251,762	2,202,520	(4,609,137)	183,845,145
Minority interest	127,606	(1,816)	—	125,790
Shareholders’ equity	309,320,354	(10,558,902)	—	298,761,452

Total liabilities and shareholders’ equity	856,561,640	(260,898)	457,398	856,758,140

	2004
		Adjustment
	Chilean GAAP	U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	381,566,224	(295,603)	6,753,282	388,023,903
Property, plant and equipment, net	595,013,964	(1,196,606)	—	593,817,358
Other assets	59,543,643	626,550	(3,895,951)	56,274,242

Total assets	1,036,123,831	(865,659)	2,857,331	1,038,115,503

Current liabilities	343,126,456		6,753,282	349,879,738
Long-term liabilities	237,080,581	2,225,907	(3,895,951)	235,410,537
Minority interest	3,885	1,337	—	5,222
Shareholders’ equity	455,912,909	(3,092,903)	—	452,820,006

Total liabilities and shareholders’ equity	1,036,123,831	(865,659)	2,857,331	1,038,115,503

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

     ii. Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present these line items inconformity with U.S. GAAP. Restructuring expenses (in 2002) and certain other non-operating income and expense would be included in operating income.

The detail of the nature of adjustments to U.S. GAAP is disclosed in Note 26a.

	2002
	Chilean	Adjustments
	GAAP	U.S.GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	43,731,419	(117,387)	(6,096,019)	37,518,013
Non-operating expense, net	(14,294,819)	4,341,742	6,096,019	(3,857,058)
Income taxes	(4,820,961)	807,539		(4,013,422)

Net income	24,615,638	5,031,894	—	29,647,532

	2003
	Chilean	Adjustments
	GAAP	U.S.GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	35,189,034	(60,249)	(695,095)	34,433,690
Non-operating expense, net	(18,364,373)	2,316,228	695,095	(15,353,050)
Income taxes	(4,763,985)	790,805	—	(3,973,180)

Net income	12,060,676	3,046,785	—	15,107,460

	2004
	Chilean	Adjustments
	GAAP	U.S.GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	29,519,555	(113,621)	(522,046)	28,883,888
Non-operating expense, net	(17,034,591)	(824,425)	522,046	(17,336,970)
Income taxes	(2,127,769)	158,833		(1,968,936)

Net income	10,357,195	(779,213)	—	9,577,982

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

c.7. Lease Commitments

The Company and its subsidiaries lease eight of their retail outlets and five of their warehouses under rental agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1% to 3% with minimum rentals. Minimum future rentals, in accordance with FASB 13 par. 5 are as follows:

ThCh$
2005	4,157,690
2006	4,059,427
2007	4,015,579
2008	3,964,448
2009	3,670,080
Thereafter	27,398,720

Total future minimum lease payments interest	(1,018,818)

Present value net minimum lease payments	46,247,127

Consolidated rental expense was ThCh$3,130,989, ThCh$4,210,022 and ThCh$6,359,700 for the years ended December 31, 2002, 2003 and 2004, respectively.

c.8. Segment Information

The Company’s operations are organized under two established store formats, allowing it to segment the market and target growth areas with the preferred format for the local market conditions. The formats provide the flexibility to match each store site with the format best suited to the surrounding area.

The Company’s store formats are one reporting segment (supermarket format/hypermarket formats) as defined under Statement of Financial Accounting Standards No. 131. The Company has also identified its credit card operations as a segment. These operations consist of the financing of customer accounts receivable on a long-term basis. The accounting policies of the segments are the same as those described in the summary of accounting policies included in the Chilean GAAP financial statements. The Company has reflected this method of segmentation in all years presented.

The Company operates only in Chile.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

Summarized financial information concerning the segments of the Company and its subsidiaries is shown in the following table. Management uses operating income as its measure of performance for segments.

	Hypermarket
	and Supermarket	Credit
	format	card		Other	Total
	ThCh$	ThCh$		ThCh$	ThCh$
2002
Revenues	1,048,404,377	11,538,179		25,244,768	1,085,187,324
Segment gross profit	212,077,936	11,538,179		24,066,546	247,682,661
Identifiable assets	490,467,240	80,878,424		188,057,227	759,402,891
Goodwill (2)	11,804,828	—		—	11,804,828
Operating income	31,415,256	2,736,306	(1)	9,579,857	43,731,419
Depreciation and amortization	30,609,009	—		4,852,760	35,461,769
Restructuring costs	4,732,393	—		390,024	5,122,417
Capital expenditures	67,034,430	—		3,528,128	70,562,558

2003
Revenues	1,140,064,145	19,563,448		32,447,199	1,192,074,792
Segment gross profit	228,467,346	19,563,448		20,400,865	268,431,659
Identifiable assets	584,648,751	86,654,897		166,423,888	837,727,536
Goodwill (2)	10,310,393	—		—	10,310,393
Operating income	29,875,589	(6,742,142	) (1)	12,055,587	35,189,034
Depreciation and amortization	33,618,612	—		5,329,903	38,948,515
Restructuring costs	—	—		—	—
Capital expenditures	41,641,816	—		3,621,028	45,262,844

2004
Revenues	1,375,994,053	25,560,063		38,907,526	1,440,461,642
Segment gross profit	269,751,481	25,560,063		37,233,598	332,545,142
Identifiable assets	668,421,581	131,644,884		220,009,561	1,020,076,026
Goodwill (2)	31,761,075	—		—	31,761,075
Operating income	16,987,481	2,478,295	(1)	10,053,779	29,519,555
Depreciation and amortization	43,475,638	—		5,797,726	49,273,364
Restructuring costs	—	—		—	—
Capital expenditures	142,138,469	—		8,927,758	151,066,227

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

(1)	This amount does not include ThCh$1,535,734 for 2002; ThCh$2,308,558 for 2003; and ThCh$2,447,783 for 2004, corresponding to financial expenses which are included in non operating expenses in the consolidated income statements.

(2)	The only change in goodwill is related to the amortization under Chilean GAAP. Information in this footnote is presented under Chilean GAAP as it represents the basis upon which the operational personnel evaluate the business.

Reconciliation of identifiable assets to total assets:

	2003	2004
	ThCh$	ThCh$
Identifiable assets	837,727,536	1,020,076,026
Corporate headquarters	18,834,104	16,047,805

Total assets	856,561,640	1,036,123,831

Supermarkets/Hypermarkets

Supermarkets are characterized by traditional neighborhood supermarkets (average selling area of 2,000 m2) providing a pleasant, friendly atmosphere and personalized attention, with an emphasis on food. These stores offer a broad assortment of quality perishables and groceries. Additionally, a variety of prepared dishes is available in those stores located in higher income areas. The hypermarket, which was modeled on the European model, is characterized by selling spaces of between 6,000 and 13,000 square meters offering, in addition to traditional food items, non — food items such as home appliances, electronics, hardware, sports, toys, textiles and articles for the home.

Credit card operations

The following information is disclosed related to credit card operations.

Servicios Administración de Créditos Comerciales Presto S.A. is a subsidiary of the Company. Its corporate purpose is the placement of long-term financing on personal consumer debt taking advantage of all synergies of the supermarket segment. This segment’s income consists of the interest income associated with its credit cards. The financing of its operations is generated by 100% by the Company, for which Presto pays interest to the parent, D&S, for funding its operations. During 2004, Presto’s operation increased significantly. This is primarily related to the increased usage of financing by customers.

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

The Company discontinues the accrual of interest on high — risk or past — due loans (90 days).

The allowance for doubtful credit card accounts receivable was ThCh$1,004,464 at December 31, 2002, ThCh$14,319,653 in December 31, 2003 and ThCh$18,270,060 at December 31, 2004. See provisions and write-offs in note 26.b.10.

The short - term and long - term components of the credit card loan receivables, net of allowance provision, are included in trade accounts receivable (see Note 5) and the detail is as follows :

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Short - term	40,227,737	67,017,019	108,266,048
Long - term	2,890,980	7,286,179	14,664,572

Total	43,118,717	74,303,198	122,930,620

Amount of past due (90 days) credit card loans at each year end were as follows:

ThCh$
2002	1,796,730
2003	11,704,370
2004	18,602,000

The past due credit card loans increased at December 31, 2004 due to an increase in the loan portfolio undertaken in conjunction with the Company’s strategy to expand this business segment.

The client’s policy for writing off account receivable is that a receivable is automatically written off upon attaining an overdue age 365 days once any installment payment has recovered over due for such period.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

The following summarizes the activity in the allowance for doubtful account for the periods indicated:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
		(As restated)
January 1, balance	650,448	1,004,464	14,319,653
Additional provisions	3,673,791	19,983,399	18,557,643
Write-offs, net	(3,319,774)	(6,668,210)	(14,607,236)

December 31, balance	1,004,464	14,319,653	18,270,060

The average interest rates and the range of interest rates charged to customers for the years presented, is as follows:

Description	2002	2003	2004
Average interest rate annual (%)	33.36	33.00	37.20
Income interest (ThCh$)	11,538,179	19,563,448	26,036,051
Range of interest rates monthly (%)	2.7 – 2.9	2.7 – 2.8	3.1 – 3.3

Other

This amount is mainly composed of rental revenue, for kiosks, etc., within the supermarkets and hypermarkets.

The Company operates in only one geographic segment, Chile.

c.9. Concentration of risk

The Company does not believe it is exposed to any unusual credit risk from any single customer.

No single customers accounted for more than 10% of revenues for the years ending December 31, 2002, 2003 and 2004.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

c.10. Schedule of long-term debt and bond maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$
2005	101,444,887
2006	92,032,145
2007	54,272,160
2008	21,694,666
2009	23,912,638
Thereafter	40,312,609

Balance at December 31, 2004	333,669,105

c.11. Disclosure regarding interest capitalization:

	Year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Interest expense incurred	13,859,715	16,818,061	18,694,781
Interest capitalized under Chilean GAAP	1,078,889	410,477	1,190,644
Interest capitalized under U.S. GAAP	1,078,889	410,477	1,190,644

c.12. Advertising Costs

The Company expenses advertising costs as incurred. Consolidated advertising costs for the years ended December 31, 2002, 2003 and 2004 were ThCh$14,725,960, ThCh$12,355,299 and ThCh$19,580,555, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

c.13. Vendor allowances

Net revenue includes revenue obtained from suppliers for reaching selling goals and purchasing a certain volume of goods, which is recorded on an accrual basis and included in net revenue on the statements of income. The amounts recorded have been reclassified from revenue to deductions from the cost of sales line for U.S. GAAP purposes as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	Dr (Cr)	Dr (Cr)	Dr (Cr)
OPERATING RESULTS
Net revenue	84,922,805	97,063,334	127,777,630
Cost of sales	(84,922,805)	(97,063,334)	(127,777,630)

The detail of the reclassification of net revenue to reduction of costs of sales in U.S. GAAP consists of the following:

	2002	2003	2004
Description	ThCh$	ThCh$	ThCh$
Volume rebates	63,546,894	76,749,399	97,755,358
Slotting fees	5,902,223	5,466,149	7,661,951
Allowances for store opening and remodeling	4,632,479	2,456,721	3,614,905
Reinbursements for use of distribution network	10,841,209	12,391,065	18,745,416

Total	84,922,805	97,063,334	127,777,630

c.14. Valuation and Qualifying Accounts

			Additions
	Balance at		charged to				Balance
	beginning		costs and				at end of
	of period		expenses	Deductions		Other	period
	ThCh$		ThCh$	ThCh$		ThCh$	ThCh$
December 31, 2002
Allowance for doubtful accounts	3,118,657		5,199,873	(3,523,350	) (a)	—	4,795,180
Allowance for inventory realization	—		1,183,625	—		—	1,183,625
Allowance for restructuring	—		5,122,417	—		—	5,122,417

December 31, 2003	—		—	—		—	—
Allowance for doubtful accounts (As restated)	4,795,180		20,685,731	(6,759,730	) (a)	—	18,721,181
Allowance for inventory realization	1,183,625		—	(1,183,625	) (b)	—	—
Allowance for restructuring	5,122,417		—	(5,122,417	) (c)	—	—

December 31, 2004
Allowance for doubtful accounts	18,721,181	(d)	18,622,499	(15,540,438	) (a)	—	21,803,242
Allowance for inventory realization	—		—	—			—
Allowance for restructuring	—		—	—		—	—

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

(a)	Relates to write-offs of accounts receivable.

(b)	Relates to lower of cost or market adjustment taken on inventory.

(c)	Relates to payment of restructuring expenses.

(d)	As restated. See Note 24.

c.15. Recent Accounting Pronouncements

In December 2004, the FASB deferred the issuance of their final standard on earnings per share SFAS No. 128R, Earnings per Share, an amendment to FAS 128. The final standard is expected to be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The Company does not believe that this pronouncement will have an effect on its financial condition, statements of operations or cash flows.

In December 2004, the FASB issued SFAS No.153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29. APB Opinion No.29, Accounting for Nonmonetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No.29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for nonmonetary asset exchanges occurring in fiscal years beginning January 1, 2006 for the Company.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), that requires all share-based payment, including grants of employee stock options, to be recognized in the income statement bases on their fair value. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the Company on January 1, 2006. Retroactive application of the requirements of SFAS No. 123R to the beginning of the fiscal year that includes the effective date would be permitted. The Company does not believe that this pronouncement will have an effect on its financial condition, statements of operation, or cash flows.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Restated for general price-level changes)

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) relating to inventory pricing. SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and requires that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of this pronouncement to determine the effects on its financial condition, statements of operations, and cash flows.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

In May 2005, the Financial Accounting Standards Board (FASB) has issued Statement N°154, Accounting Changes and Error Corrections, a replacement of APB Opinion N°20 and FASB Statement N°3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

Statement N°154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement N°154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006.

* * * * * *

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	English translation of our Amended Bylaws (filed herewith).

2.1	Amendment No. 1, dated as of December 3, 2004, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depository and the registered holders from time to time of American Depository Receipts (filed herewith).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (as filed in our annual report on Form 20-F, dated as of June 30, 2004, and incorporated herein by reference).

12.1	Certification of Mr. Rodrigo Cruz Matta pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Miguel Núñez pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Rodrigo Cruz Matta pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Miguel Núñez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).