Form 20-F
period 2005-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2006-06-30
CIK 1046247

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Common Stock, with no par value: 6,520,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒                               Accelerated filer ☐                               Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

INTRODUCTION

          Distribución y Servicio D&S S.A. is a corporation organized under the laws of Chile. We completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We conducted a preemptive rights offering to the holders of our ADSs in the United States in August 2004. We also listed our common shares on the Madrid Stock Exchange in December 2002. In addition, our common shares currently trade on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Electronic Stock Exchange of Chile (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile. Our telephone number is 011-562-200-5000, and our website is www.dys.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, United States. Puglisi & Associates’ phone number is (302) 738-6680.

Special Note Regarding Forward-Looking Statements

          This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3—”Key Information—Risk Factors”, Item 4—”Information on the Company” and Item 5—”Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things:

•	our strategy;

•	general economic, political and business conditions in Chile;

•	any new store openings;

•	our expectations regarding ongoing litigation, and particularly the likelihood of full recovery on the purchase price owed on our sale of Ekono Argentina;

•	our capital expenditure plans;

•	industry trends; and

•	other expectations, intentions and plans contained in this annual report that are not historical fact.

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

          In the presentation of results by format, the contributions to net revenues are included in the store format to which they were attributable. When we refer in this report to the “supermarket industry” or “supermarkets” in general, reference is made to operations of hypermarkets, supermarkets and any other commercial formats through which food and supermarket-complementary items are marketed. The term “sales”, as used in this annual report, is distinct from “net revenues”, and is limited to product sales (net of value added tax) attributed to our retail operations.

          From north to south, Chile is divided into 13 political subdivisions, each called a “Region”. All of the Regions are denominated by Roman numerals (i.e., I-XIII). The thirteenth Region, which is not denominated by a Roman numeral, corresponds to the Metropolitan Region which includes the City of the Santiago.

          We have computed the information contained in this annual report regarding annual volume, per capita growth rates and levels, market share, product segment, and population data in the supermarket industry based upon market statistics. Sales figures for the supermarket industry in Chile are based upon industry surveys and information reported by the Instituto Nacional de Estadísticas, or INE. Additional data was obtained from third parties and from our own research and estimates.

          Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros, the Chilean Superintendency of Securities and Insurance, or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 25 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 25 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2003, 2004 and 2005 and our total shareholders’ equity at December 31, 2004 and 2005.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

Item 3.	KEY INFORMATION

General

          The following table presents our summary consolidated financial data and other financial and operating information at the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda., independent registered public accounting firm. The summary consolidated Chilean GAAP financial information as of and for the years ended December 31, 2001 and 2002 was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. and are not included herein. The consolidated financial data should be read in conjunction with our consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered by the financial statements.

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

          For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the observed exchange rate reported by the Chilean Central Bank for December 31, 2005, which was Ch$512.50 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts presented in this annual report could have been or could be converted into Chilean pesos or U.S. dollars, as the case may be, at any particular rate or at all.

Recent Developments

          Capital Contribution in Alvi. On October 13, 2005, we made an investment in Alvi Supermercados Mayoristas S.A. (“Alvi”) by making a capital contribution in the amount of UF653,660 (Ch$11,607 million or US$21.7 million at the observed exchange rate of October 13, 2005), representing a 35% ownership of Alvi. Alvi is one of the main Chilean store-format wholesale distributors with sales oriented towards the supply of small grocery stores.

Selected Financial and Operating Data

	At and for the year ended December 31,

	2001		2002		2003		2004		2005		2005(1)

	(amounts in millions of constant Ch$ and millions of US$, and except per share and per ADS information and percentages or as otherwise indicated)
INCOME STATEMENT DATA:
Chilean GAAP:
Net revenue	Ch$	1,008,500	Ch$	1,124,254	Ch$	1,234,989	Ch$	1,492,318	Ch$	1,598,767	US$	3,119.5
Cost of sales		(781,471)		(867,655)		(956,894)		(1,147,801)		(1,151,126)		(2,246.1)
Gross profit		227,029		256,599		278,095		344,517		447,641		873.4
Selling and administrative expenses		(166,908)		(211,293)		(241,639)		(313,935)		(379,572)		(740.6)

Operating income		60,121		45,305		36,456		30,582		68,069		132.8
Non-operating income		1,713		1,402		1,575		2,993		4,105		8.0
Non-operating expenses		(16,380)		(22,036)		(19,675)		(22,830)		(23,319)		(45.5)
Net price-level restatement and foreign exchange gain (loss)		6,117		5,824		(926)		2,189		(1,659)		(3.2)

Non-operating loss		(8,551)		(14,810)		(19,025)		(17,648)		(20,873)		(40.7)
Income before income taxes		51,570		30,496		17,430		12,934		47,196		92.1
Income taxes		(8,083)		(4,995)		(4,935)		(2,204)		(4,829)		(9.4)

Net income	Ch$	43,487	Ch$	25,501	Ch$	12,495	Ch$	10,730	Ch$	42,367	US$	82.7

Basic and diluted earning per share(2)	Ch$	6.67	Ch$	3.91	Ch$	1.92	Ch$	1.65	Ch$	6.50	US$	0.0
Basic and diluted earning per ADS(3)		400.19		234.67		114.98		98.74		389.88		0.0
Dividends per share(4)	Ch$	2.5	Ch$	2.5	Ch$	2.5	Ch$	1.9	Ch$	4.0	US$	0.0
Dividends per ADS(3)(4)		150.0		150.0		150.0		114.00		240.00		0.0
Weighted average shares outstanding (in millions)(5) (16)		6,520		6,520		6,520		6,520		6,520		N/A
U.S. GAAP:
Net revenue	Ch$	932,622	Ch$	1,036,274	Ch$	1,134,432	Ch$	1,359,941	Ch$	1,449,880	US$	2,829.0
Operating income		60,027		38,869		33,293		27,388		64,534		125.9
Net income		45,840		30,715		15,651		9,923		46,402		90.5
Basic and diluted earning per share(2)	Ch$	7.03	Ch$	4.71	Ch$	2.40	Ch$	1.52	Ch$	7.12	US$	N/A
Basic and diluted earning per ADS(3)		421.84		282.66		144.03		91.31		427.02		N/A
Weighted average shares outstanding (in millions)(5) (16)		6,520		6,520		6,520		6,520		6,520		N/A
BALANCE SHEET DATA:
Chilean GAAP:
Total current assets	Ch$	166,117	Ch$	265,463	Ch$	331,146	Ch$	395,303	Ch$	387,033	US$	755.2
Property, plant and equipment-net		487,172		525,083		530,574		616,434		606,187		1,182.8
Total assets		736,480		810,032		887,399		1,073,424		1,104,261		2,154.7
Short-term debt		48,244		123,008		143,407		104,786		213,876		417.3
Long-term debt		173,805		147,446		185,901		240,584		121,099		236.3
Total shareholders’ equity		312,047		322,542		320,456		472,326		488,305		952.8
Ratio of shareholders’ equity to capitalization(6)		59.6%		62.3%		59.8%		64.3%		69.0%		69.0%
U.S. GAAP:
Total assets	Ch$	737,495	Ch$	815,855	Ch$	887,602	Ch$	1,075,488	Ch$	1,113,766	US$	2,173.2
Long-term debt		173,805		147,446		190,464		243,885		127,182		248.2
Total shareholders’ equity		294,317		307,715		309,517		469,122		490,739		957.5
OTHER FINANCIAL INFORMATION
Chilean GAAP:
Capital expenditures	Ch$	76,363	Ch$	75,008	Ch$	46,892	Ch$	156,505	Ch$	62,129	US$	121.2
Depreciation and amortization		33,723		36,739		40,351		51,047		55,147		107.6
Net cash provided (used in) from operating activities		70,927		30,142		35,522		(13,969)		63,711		124.3
Financial Ratios(7)
(Chilean GAAP):
Gross margin		22.5%		22.8%		22.5%		23.1%		28.0%		28.0%
Operating margin		6.0		4.0		3.0		2.0		4.3		4.3
Net margin		4.3		2.3		1.0		0.7		2.7		2.7
Current ratio		68.3		79.5		88.6		111.2		79.4		79.4
Financial debt/total shareholders’ equity		71.2		83.9		102.8		73.1		68.6		68.6
Operating Information:
Number of stores (at end of period):
Almac		4		4		—		—		—		N/A
Ekono		28		23		—		—		—		N/A
Líder Express(8)		—		—		26		23		27		N/A
Líder		16		21		23		31		32		N/A
Líder Vecino		5		13		19		24		26		N/A
Líder Mercado		1		1		—		—		—

Total		54		62		68		78		85
Total selling space		263,635		309,361		333,344		404,467		426,126		N/A
Average selling space per store(9)		4,810		5,005		4,902		5,185		5,013		N/A
Average sales per store (in millions)(10)(11)	Ch$	16,583	Ch$	16,601	Ch$	16,511	Ch$	16,633	Ch$	16,911	US$	33.0
Increase (decrease) in same store sales(11)(12)		3.0%		(1.4)%		0.3%		1.6%		(1.3)%		N/A
Sales per square meter (in millions)(11)(13)	Ch$	3.5	Ch$	3.3	Ch$	3.3	Ch$	3.2	Ch$	3.3	US$	0.006
Total number of employees(14)		15,988		17,912		19,494		26,333		30,124
Sales per employee(11)(15)	Ch$	68.2	Ch$	60.2	Ch$	66.1	Ch$	62.8	Ch$	55.0	US$	0.1

(1)

Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$512.50 per U.S. dollar, the Observed Exchange Rate at December 31, 2005. Dividends are translated at the Observed Exchange Rate on the date of payment. Such U.S. dollar transactions are presented for the convenience of the reader and should not be construed as representations that the Chilean peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2)

Net income per share expressed in constant Chilean pesos by dividing net income by number of shares outstanding at period-end. In U.S. GAAP, earnings per share are calculated on the basis of the weighed average shares outstanding. The figures for 2004 reflect a capital increase of 250,000,000 shares of common stock in August 2004 and a stock split of one-to-four in December 2004.

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
(9)

In square meters. Calculated by adding the average monthly selling space for each month during the year and dividing the result by 12. Average monthly selling space is defined as total selling space as of the last day of the month divided by the number of stores open on the last day of such month. Sales area of FarmaLíder stores not included (marginal). Each square meter is equivalent to 10,764 square feet.

(10)	Sales for the period divided by the average number of stores at the end of each month during the period. Includes sales from FarmaLíder stores.
(11)	“Sales” set forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP.
(12)

Reflects increase (decrease) in net revenues of all stores open and operated by our company through out two corresponding financial periods and, consequently, excludes net revenues of stores opened or closed or which underwent renovation during either of such periods.

(13)	Sales for the period divided by the average square meters of selling space at the end of each month during the period includes sales from FarmaLíder stores, sales area of these stores is not included.
(14)	Number of full-time equivalent employees at period-end (company total).
(15)	Sales for the period divided by the average number of employees at the end of each month during the period (full time shifts in stores) including employees in FarmaLíder stores.
(16)

In August 2004, we made a capital increase at 250,000,000 common shares, which was entirely subscribed and paid. As a result of this, the number of our outstanding shares increased from 1,380,000,000 to 1,630,000,000 shares. Effective December 6, 2004, we conducted a one-to-four stock split of our common shares in Chile. As a result of the stock split, the number of our outstanding shares increased from 1,630,000,000 to 6,520,000,000. In order to maintain the same economic and corporate rights for the ADRs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

Exchange Rates

          Chile has a free exchange system. There is a regulated exchange market known as the Mercado Cambiario Formal, or the Formal Exchange Market. Transactions taking place outside the Formal Exchange Market, which are lawful unless specifically prohibited, are deemed to occur in what is known as the Mercado Cambiario Informal, or the Informal Exchange Market. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Chilean Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be performed through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Chilean Central Bank. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

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

          Prior to September 2, 1999, authorized transactions by banks were generally transacted within a certain range above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Chilean Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Chilean Central Bank also announced that it would intervene in the exchange market only in special and qualified cases.  During the first quarter of 2006, the price of copper averaged US$2.24 per pound. The average price for the three years ending on December 31, 2005 was US$1.26 per pound. Since copper production accounts for 13.9% of Chile’s GDP (for the year 2005), the increase in price that copper has undergone during the first quarter of 2006 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso.  If the Chilean peso appreciation persists, the Chilean Central Bank may or may not deem such peso appreciation as a special and qualified case that justifies its intervention in the exchange market, whether through direct or indirect measures.

          Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. At December 31, 2005, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date, of Ch$512.50 per US$1.00. On May 31, 2006, the Chilean peso/U.S. dollar exchange rate was Ch$531.87 per U.S. dollar.

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

	Observed Exchange Rate (4)

Period	Low (1)		High (1)		Average		Year End

2001 (2)	Ch$	557.13	Ch$	716.62	Ch$	636.39	Ch$	654.79
2002 (2)		641.75		756.56		694.46		718.61
2003 (2)		593.10		758.21		691.40		593.80
2004 (2)		557.40		649.45		609.53		557.40
2005 (2)		509.70		592.75		559.86		512.50
December 2005 (3)		509.70		518.63		514.33		N/A
January 2006 (3)		512.50		535.36		524.48		N/A
February 2006 (3)		516.91		532.35		525.70		N/A
March 2006 (3)		516.75		536.16		528.77		N/A
April 2006 (3)		511.44		526.18		517.33		N/A
May 2006 (3)		512.76		531.87		521.56		N/A

(1)	Reflects pesos at historical values rather than constant pesos.
(2)	The average of observed exchange rates for pesos on the last day of each full month during the relevant period.
(3)	The average of closing observed exchange rates for pesos for each day of transactions during the month.
(4)	Transactions carried out on the previous bank business day reported by the Central Bank.
Source: The Chilean Central Bank

RISK FACTORS

          An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

Risks Relating to Our Company

Our current strategy may erode our profitability.

          Our strategy is to deliver service and quality at the lowest possible price by keeping a perceptual low price positioning. We couple this positioning with incentives for holders of our Presto credit card, the development of our Líder brand name, and individual pricing of perishables so that a consistent gross margin is maintained. This strategy is based on savings achieved through operational efficiency that are transferable to the customer. The long-term success of our strategy is subject to significant risks, including the following:

•	we depend upon high sales volume and we may generate less additional sales volume than expected;

•	we may fail to achieve desired reductions in sales, general and administrative expenses;

•	our competitors may decide to match or undercut some or all of our reduced prices, making it difficult to sustain a sufficient price differential to attract the desired increase in customers;

•	we may encounter difficulties obtaining additional vendor allowances from suppliers in the expected amounts and within the timeframe we currently anticipate; and

•	even if we are successful in implementing our strategy, it may take longer than planned to achieve the desired results.

          Any one of these factors could adversely affect our current strategy and, consequently, our business, financial condition, results of operations, cash flows and prospects.

Increased competition may adversely affect our results of operations and sales volume.

          The supermarket industry in Chile is characterized by growing competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs on the basis of price, location, quality of products and services, product variety and store conditions. Through our Líder store formats (hypermarkets, compact hypermarkets and supermarkets), we compete across the full spectrum of the supermarket industry in Chile with a number of national hypermarket and supermarket chains, smaller chains and unaffiliated independent food stores.

          Additionally, there is a trend towards consolidation in the Chilean retail and supermarket industries. Our main Chilean competitor, Cencosud S.A., which owns Jumbo, Santa Isabel, Montecarlo and Las Brisas (the latter two are mostly operated under the Santa Isabel brand), acquired Almacenes Paris in 2005 through a tender offer. As a result of these acquisitions, Cencosud has recently become a stronger competitor in the Chilean market. Similarly, Falabella, the main department and home improvement store chain in Chile, acquired the supermarket chain San Francisco in 2004, thus expanding their operations into the supermarket industry. During 2005, Falabella started opening hypermarkets under the “Tottus” brand. We purchased in January 2004, Carrefour Chile S.A., also participating in the consolidation of the sector. Additionally, we have participated in such consolidation trend from time to time also by taking operating stores in long-term leases from regional chains in certain cities. If these or other competitors are successful in capturing market share, our results of operations or sales volume may be adversely affected.

The Chilean retail and supermarket industries may become saturated and prevent us from carrying out our plans for expansion or from achieving further growth.

          Our sales growth results from increases in sales in existing stores and through the addition of new stores. From 2001 through December 31, 2005, our average annual growth in supermarket floor space has been 12.8% while our average annual growth in sales has been 9.6%. Construction of new stores may have an adverse effect on same store sales of existing stores. Our same store sales decreased by 2.3% in 2005 compared to 2004. If the Chilean retail and supermarket industries continue to expand and become saturated relative to the current purchasing power of the Chilean consumer, it may limit our ability to profitably exploit our existing stores or expand through new store openings.

The growth of our credit card operations may expose us to increased credit and financial risk, which may adversely affect our financial condition and results of operations.

          Our Presto credit card business is a growing segment of our operations. Over the twelve months from December 31, 2004 to December 31, 2005, we increased our number of accounts in good standing by 28% from 1,180,456 to 1,510,532 account holders. From 2004 to 2005, our net revenues derived from credit card financial income increased 121.7% to Ch$64,680 million (unconsolidated figures) or 3.6% of our net revenue after consolidation. Our amounts past-due have decreased 46.4% from Ch$19,272 million at December 31, 2004 to Ch$10,335 million at December 31, 2005 and as a percentage of total accounts receivable have decreased from 13.2% to 5.5%. At December 31, 2005, we had 1,510,532 accounts in good standing with credit outstanding of Ch$187,344 million (US$365.5 million), and we intend to continue to increase the number of account holders in the near term. In June 2005, our Presto credit card, issued by our subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., started operating as what is known in Chile as an “open credit card”, that is, a credit card that may be used for the purchase and financing of purchases from any establishment or business that has previously affiliated with the credit card system.

          We assume sole responsibility for account approval and credit risk. As a result, we are exposed to increased credit and financial risk, which may adversely affect our financial condition and results of operation. These risks include:

•

Economic Downturns – Our credit card business is affected by general economic conditions beyond our control, including employment levels, consumer confidence and interest rates. A downturn in the Chilean economy may lead to a decrease in credit sales;

•

Increased Delinquencies and Charge-offs  – Subject to our credit standards, we seek to increase the in-store credit available to our customers, particularly to permit the purchase of more expensive, higher-margin durable goods. As a result, our credit card operations accept a significant portion of applicants otherwise rejected by credit card operations administered by local Chilean banks. These customers generally have higher rates of charge-offs and delinquencies and are more adversely affected by downturns in the Chilean economy than customers with better credit profiles;

•

Inability to Predict Future Charge-offs – The approaches we use to select our customers may not be as effective at predicting future charge-offs due to changes in the economy, which may result in higher incidence of delinquencies among our customers;

•

Changes in Credit Card Use  – A variety of social factors may cause changes in credit card use, including changes in consumer confidence levels, the public’s perception of the use of credit cards, and changing attitudes about incurring debt; and

•

Increased Regulation – During 2005, our financial services division voluntarily requested and obtained the authorization of the Chilean Central Bank and the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions) to operate our Presto credit card as an “open credit card”. Such authorization allowed expanding the use of the Presto card to unaffiliated businesses throughout Chile. It also made the Presto credit card subject to the rules and regulations applicable to such “open” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than required under our previous policy. In  March 2006, the Chilean Central Bank enacted new rules regulating non-banking credit issuers and operators, which will be further developed by the Superintendency of Banks and Financial Institutions no later than September 2006.  These new rules, however, should not materially affect the issuance and operations of our Presto credit card since they are substantially similar to the ones to which we voluntarily submitted to in 2005. See “Information on the Company—Regulation”.

If we are unable to access capital markets in the future, our financial condition and results of operations may be adversely affected.

          We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Our ability to access financial markets in sufficient amounts and at acceptable costs to finance our operations and fund our future capital expenditures will depend to some degree on prevailing capital and financial market conditions over which we have no control. Our failure to generate sufficient cash flows from operations or to obtain such financing could cause us to delay or abandon some or all of our planned capital expenditures, which, in turn, could adversely affect our competitive position, financial condition, results of operations, cash flows and prospects.

A change in antitrust law, regulation or regulatory oversight in Chile could require that we take certain compliance measures including the incurrence of significant incremental expenses which could adversely impact our ability to expand our business.

          Chile has antitrust laws that limit the abuse of market share by a company in any particular industry. On October 5, 2004, the Tribunal de Defensa de la Libre Competencia, the higher special-purpose court for antitrust matters, issued a ruling related to a fact finding investigation regarding procurement practices in the supermarket industry. This ruling ordered, among other things, that the supermarket chains operated by our company and Cencosud S.A. should consult in advance with the Tribunal de Defensa de la Libre Competencia any and all negotiations or agreements that directly or indirectly imply an acquisition of or their integration or merger with, companies in the same business. Such ruling was challenged by our company and Cencosud and on May 26, 2005, the Supreme Court of Law ruled in favor of our interests by annulling the part of the decision of the Tribunal de Defensa de la Libre Competencia in which it imposed the above-described consultation obligation.

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

          We are involved in various legal challenges to recover the remaining amounts due. In April 2003, we sued Ahold in the Netherlands Antilles for not fulfilling its obligations as guarantor of the balance to be paid in installments. In September 2005, the court of first instance in the Netherlands Antilles rejected our claim against Ahold. We filed an appeal against the court decision, which is pending before the Courts of Appeal of the Netherlands Antilles. Oral pleadings on this appeal were heard on June 13, 2006. The Court of Appeal has anticipated that it intends to issue a judgment on the appeal by the end of August 2006. Additionally, in April 2005, our company started legal proceedings against Royal Ahold N.V., the parent company in the Netherlands, seeking damages because of what we believe constitutes tortious interference in the actions of Ahold and Disco S.A. After the commencement of litigation against Royal Ahold N.V., Ahold requested and was allowed by the court to join the proceedings as a party that may be affected by them. We agreed to such joinder of parties. We have not yet sued Disco S.A. in Argentina, the main debtor of the account receivable on the Ekono transaction. However, we have not waived our rights to do so and such rights have not been barred by any statute of limitations. If we are unable to recover the remaining balance (currently US$47.5 million), plus interest and costs, owed to us, our financial condition may be adversely affected. Moreover, if we are unable to recover, or if we determine it is probable that we will be unable to recover, the remaining amounts owed, we may be required to write off the amount in dispute, which would have an adverse effect on our results of operations for that period. For more information, see Item 4 — “Information on the Company—Legal Proceedings”.

Our controlling shareholders own a substantial majority of our share capital and exercise significant influence over board decisions.

          Control of our company is vested in a series of companies beneficially owned or controlled by our controlling shareholders, Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and our controlling shareholders controlled 63.47% of our outstanding capital stock at December 31, 2005. Therefore, our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholders’ vote, including:

•	the election of a majority of the members of our board of directors;

•	the determination of the amount of dividends we distribute (subject to the legally mandated minimum of 30% of net income);

•	the acquisition of assets;

•	the disposition of assets not exceeding 50% of the company’s assets; and

•	future issuance of debt securities not convertible into stock.

          In addition, if the depositary does not receive voting instructions from a holder of ADSs on or before the date set by the depositary, such holder will be deemed to have instructed the depositary to give a discretionary proxy with full power of substitution to the president of our board of directors, or to a person designated by the president of our board of directors, to vote such shares on any such matter described under Item 10 — “Additional Information — Other Limitations”. For more information on the Depositary Agreement, see Item 10 — “Additional Information—The Deposit Agreement”.

The decision of our controlling shareholders to dispose of a significant number of their shares could adversely affect the trading price of our shares and ADSs.

          The disposition by the companies controlled by our controlling shareholders of a significant number of the shares of our company they hold, or the perception that such a disposition might occur, could adversely affect the trading price of our shares and ADSs. If a significant disposition were to occur, our controlling shareholders may not continue to own a controlling percentage of our capital stock and an actual or potential reduction in their ownership percentage may have an adverse effect on our results of operations or financial condition.

We are currently reviewing our internal controls for the first time pursuant to the Sarbanes-Oxley Act of 2002, and if we identify any material weaknesses or significant deficiencies in our internal controls, the price of our ADSs could be adversely affected.

          We are in the process of assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the U.S. Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. Unless extended, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of our Annual Report on Form 20-F for the fiscal year ending December 31, 2006.  We began a comprehensive review of our internal controls in 2005 and have identified areas of focus for strengthening our internal controls.  A number of processes and systems are currently being changed in order to bring our internal controls into compliance with best practices in the industry.  We expect to complete this process by the end of 2006, but we cannot provide assurance that we will be able to do so.  In addition, there can be no assurance that our auditors will issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting.

          As part of our review, we may identify “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

          We cannot provide any assurance that our testing of our internal controls will not uncover deficiencies that, in the aggregate, could result in a material weakness in our internal control over financial reporting.  In the event that a material weakness is identified, we will adopt and implement policies and procedures to remediate any material weakness that is identified.  However, these measures may not remediate any material weaknesses that we may identify or the measures that we may implement may not maintain adequate controls over our financial process and reporting in the future.

          Any failure to complete an assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.  Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

          At December 31, 2005, all of our assets and revenues were located or generated in Chile. Supermarket sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. Chilean economic conditions can be adversely affected by a variety of factors, most of which are beyond our control, including:

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

          The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and, more recently, periods of significant appreciation, and could be subject to significant fluctuations in the future. In the period from December 31, 2004 to December 31, 2005, the value of the Chilean peso relative to the U.S. dollar increased by 8.06%. The Observed Exchange Rate on May 31, 2006 was Ch$531.87 = US$1.00. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar.

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

          During the first quarter of 2006, the price of copper averaged US$2.24 per pound. The average price for the three years ending on December 31, 2005 was US$1.26 per pound. Since copper production accounts for 13.9% of Chile’s GDP (for the year 2005), the increase in price that copper has undergone during the first quarter of 2006 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso. Such appreciation could have an impact on the value of our ADSs and any distributions to be received from the depositary. If the appreciation of the Chilean peso persists, the Chilean Central Bank may or may not deem such peso appreciation as a special and qualified case that justifies its intervention in the exchange market, whether through direct or indirect measures.

Inflation could adversely affect our financial condition, results of operations and the value of our shares and ADSs.

          Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the INE) in 2001, 2002, 2003, 2004 and 2005 were 2.6%, 2.8%, 1.1%, 2.4% and 3.7%, respectively. Chilean inflation may increase significantly in the future. We generally pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. There can be no assurance, however, whether or to what extent we will pass on increased costs in the future. Further, the performance of the Chilean economy, our operating results or the value of the ADSs may be adversely affected by continuing or increased levels of inflation and Chilean inflation may increase significantly from the current level.

The Chilean market for our shares may be volatile and illiquid and such volatility and lack of liquidity may have adverse effects on the market for our ADSs.

          The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile’s principal exchange, had an aggregate equity market capitalization of approximately Ch$68,891,419 million (US$136,374 million) at December 31, 2005 and an aggregate average monthly trading volume of approximately US$1,727 million for 2005. The ten largest companies in terms of market capitalization at December 31, 2005, represented approximately 45.6% of the Santiago Stock Exchange’s aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2005, approximately 17.2% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

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

          The securities laws of Chile which govern publicly listed companies, such as our company, impose disclosure requirements that are more limited than those in the United States in certain important respects. As a foreign private issuer, we are required to comply with most of the disclosure requirements of the Sarbanes-Oxley Act of 2002, but we are also exempt from many of the corporate governance standards the New York Stock Exchange applies to issuers that are U.S. companies. For a description of the main differences between Chilean corporate governance practices and the corporate governance standards of the New York Stock Exchange, see Item 10 — “Additional Information—New York Stock Exchange (NYSE) and Chilean Corporate Governance Requirements”.

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 25 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005 reported under Chilean GAAP.

          Pursuant to the Chilean Securities Market Law, direct or indirect acquisitions of shares resulting in the taking of control over a Chilean listed corporation must be conducted through a public tender offer in Chile. Unlike other jurisdictions, tender offers in Chile are not generally triggered by the acquisition of a fixed threshold of the target company’s shares, but because of the acquisition of the target company’s control and the payment of a premium for such control. A Chilean public tender offer will not be mandatory if an exemption is applicable. Such exemptions include acquisitions that are made: (i) through a capital increase of the target company; (ii) through a sale of stock by the controlling shareholder, provided the price paid is not substantially higher than market price (usually not more than 10% over the average market price during a period of time determined by the law); or (iii) through a merger with the target company. In addition, if the control of the target company is gained by any means other than the acquisition of shares—for example, a proxy campaign or a shareholders agreement that allows the parties thereof to control a stake larger than the shareholding of the existing controlling person—the operation needs not be accomplished through a public tender offer. Therefore, the controlling shareholders of a Chilean open stock corporation can sell their controlling shares through a public tender offer or pursuant to a legal exemption.

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

Item 4A.	UNRESOLVED STAFF COMMENTS

          Not applicable

Item 4.	INFORMATION ON THE COMPANY

          Overview

          Our legal name is Distribución y Servicio D&S S.A. and our commercial name for advertising and publicity purposes is D&S. Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile. Our telephone number is (562) 200-5000.  Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, United States. Puglisi & Associates’ phone number is (302) 738-6680. Our website address is www.dys.cl. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

          We are Chile’s leading supermarket company in terms of sales, with an estimated market share in the supermarket industry of 33.8% for 2005. With over a century of experience in the distribution and sales of food and food-complementary items in the Chilean market, at December 31, 2005, we operated 85 stores in three store formats under the Líder brand name. During 2005, we opened six new Líder stores in Talagante (Metropolitan Region), Arica (I Region), Ovalle (IV Region), Temuco (IX Region), Puerto Varas (X Region) and Punta Arenas (XII Region) and reopened the General Velázquez store (formerly Carrefour) in Santiago. Over the last five years, we have increased our total number of stores from 54 to 85, of which 49 are located in the Metropolitan Region, which includes Santiago. As of May 2006, we have opened new stores in Copiapó (III Region), Linares (VII Region), Temuco (IX Region) and Santiago (Metropolitan Region). Our expansion program currently projects the opening of 20 new stores in 2006. We had total net revenues in 2005 of Ch$1,598,767 million (US$3,119.5 million).

          We have positioned ourselves as Chile’s low price leader in the supermarket industry. In late 2004 and throughout 2005, our “every day low prices” strategy or EDLP evolved to a next stage of focus on delivering to consumers exceptional value and good quality while preserving a perceptual low price advantage. We believe our strong market position and our Líder brand’s reputation for value will enhance our ability to successfully pursue our current strategy, allowing us to cross-sell an expanded selection of quality non-food products and offer other complementary products and services, such as pharmacies and credit cards to a large and growing customer base attracted by our traditional supermarket offering and our low prices.

          We operate three store formats under the Líder brand umbrella (FarmaLíder sales not included):

•

Our 32 Líder hypermarkets have an average selling space of 9,036 square meters (approximately 97,263 square feet), and offer “one-stop” shopping for traditional food items and non-food items such as home appliances, electronics, apparel and toys. In 2005, our hypermarkets generated 57.6% of our net revenues.

•

Our 26 Líder Vecino compact hypermarkets have an average selling space of 3,890 square meters (approximately 41,892 square feet), and seek to combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and a broad non-food product assortment that allows one-stop shopping. In 2005, our compact hypermarkets generated 24.0% of our net revenues.

•

Our 27 Líder Express supermarkets have an average selling space of 1,327 square meters (approximately 15,963 square feet), and emphasize quality groceries and perishables at low prices. In 2005, our supermarkets generated 9.9% of our net revenues.

          We also operate businesses complementary to our supermarket operations, including real estate development, financial services and pharmacies, which together with logistic revenues from our distribution center represented 6.3% of our net revenues in 2005.

     Our Core Strengths

          We believe our core competitive strengths provide us with a strong platform for successful deployment of Líder’s current strategy.

•

Chile’s value leader.  Based on market surveys and our own monitoring of our competitors’ pricing, we believe we offer consumers the lowest overall prices of any major supermarket or hypermarket chain in Chile with the best quality-price ratio.

•

Chile’s leading supermarket company.  Based on information on sales reported by the INE and public financial information provided by some companies, we estimate that at December 31, 2005 our market share in the Chilean hypermarket and supermarket industry was 33.8%, compared to an estimated market share of 26.6% for our nearest competitor. We believe our leading market position gives us access to the largest customer base of any Chilean supermarket company and helps us establish and maintain strong supplier relationships.

•

Strong brand with a reputation for best quality-price ratio.  We believe that our stores derive substantial benefit from the widespread recognition of the Líder brand name in Chile and its reputation for value.

Our Strategy

          Our goal is to maximize value to our shareholders, while expanding our position as the leading supermarket company in Chile. We believe we can best achieve this goal by delivering a broader selection of goods and services to our customers at low prices. Key elements of our strategy include:

•

Continuing to expand customer traffic.  We have approximately 15 million customer visits to our stores each month, providing us with what we believe is the greatest supermarket retail opportunity in Chile. To further expand our customer base, we are:

o

Offering Exceptional Value.  Our strategy aims to deliver service and quality at a lower price than our competitors by keeping a perceptual price positioning along with incentives for holders of our Presto credit card, the development of our Líder brand name, and high-low pricing in perishables. We believe that the economies of scale arising from our large size and low selling costs, combined with our brand equity as the low cost leader will enable this strategy to succeed.

o

Expanding our Coverage.  We opened six new Líder stores and reopened one Líder store in 2005 and plan to open 20 additional Líder stores in 2006 (exclusive of FarmaLíder pharmacies or other non-supermarket stores). As such, assuming no further acquisitions, we project increased year-over-year selling space of 10.3% at year-end 2006 and 17% at year-end 2007 relative to December 2006. In order to increase our coverage, we continuously explore and evaluate opportunities to expand our operations, whether through acquisitions or the implementation of new commercial formats.

o

Building a Customer-Oriented Company. In order to expand and consolidate the loyalty of our customers, we are focusing our efforts toward the building of a customer-oriented company through the deployment of actions and tools to understand, monitor and solve their needs.

o

Securing Adequate Real Estate Positioning. One of the company’s strengths is the real estate portfolio maintained by its real estate subsidiary. We are focused on further developing and strengthening  our real estate portfolio by adding new properties with commercial and value-increase potential, which should allow the presence of Líder establishments in high customer-traffic areas.

•

Increasing our share of wallet. We estimate that for 2005, our share of food sales in Chile (“share of wallet”) was 9.5%, while our share of sales of non-food products in the areas in which we compete was 7.0%. We estimate that for 2005, our overall share for food and non-food products in the retail sector was approximately 8.0%. We intend to steadily increase our share of the Chilean wallet by cross-selling both food and non-food products to our strong and growing base of customers, as well as by expanding our financial services operations. To do so, we are:

o

Expanding our offerings of non-food products.  We estimate that our customers visit Líder stores an average of six to seven times per month. To capitalize on this traffic, we intend to sell an expanding range of quality non-food products to customers attracted by our traditional supermarket offerings and our quality-price ratio. Key product categories include greater selections of apparel, housewares and electronics.

o

Building FarmaLíder and other new businesses. We are expanding Líder’s offering of complementary businesses, including FarmaLíder pharmacies, restaurants and cafes and other new value-added services mainly within our stores.

o

Leveraging our participation in the financial services industry, mainly through our Presto credit card. Our credit card, Presto, had 1,510,532 accounts in good standing at year-end 2005. We believe that our market-leading in-store traffic should permit us to continue to expand the number of Presto account holders and will afford us cross-marketing opportunities to expand into financial and other services that we may seek to provide in the future. Our Presto financial services subsidiary is also devoting efforts to the development of its incipient insurance brokerage business.

•

Recruiting and developing talent.  To implement our strategy, we seek to recruit and develop talented personnel at all levels of our business. We have strengthened our management team with executives recruited from leading Chilean companies. This team is invested in the success of our strategy. We also seek to become a preferred place to work in Chile, including for our employees, which, we believe, over time, will help ensure our continued success. Motivated and happy employees will improve the quality of our stores and customer service.

History

          We are a publicly-held open stock corporation (sociedad anónima abierta) organized and operating under the laws of the Republic of Chile. We were incorporated on September 17, 1985. We completed an initial public offering of our common shares in Chile in December 1996. We listed our ADSs on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We also listed our common shares on the Madrid Stock Exchange (Latibex) in December 2002. In addition, our common shares currently trade on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Electronic Stock Exchange of Chile (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso).

          Our history began in 1893 as the trading firm of Gratenau y Cía., founded by German immigrants in Valparaíso, a Chilean port city. Mr. Adolfo Ibáñez Boggiano joined Gratenau y Cía. in 1899. In the 1930s, Ibáñez y Cía., the successor firm to Gratenau y Cía., opened Depósitos Tres Montes, small retail warehouses selling coffee, tea and mate in bulk. In 1944, Mr. José Manuel Ibáñez Ojeda, in keeping with the evolving retail environment, converted the warehouses into self-service establishments selling an expanded range of products. The firm entered the modern age of supermarkets in 1957 with the opening in Santiago of the first Supermercado Almac.

          During the 1980s, we entered a new period of expansion. In 1984, we established our first Ekono supermarket in Santiago. In 1985, our company was incorporated as a distribution and service center for our related Almac and Ekono supermarkets. Over the next decade, we significantly increased our market presence by expanding our existing store formats. In 1995, we opened our first hypermarket store under the Líder tradename and began offering non-food products. Since 1995, we have focused our expansion on the Líder hypermarket format. We began offering our customers financial services with the launch of our Presto credit card in 1996. In 2003, we rebranded all of our stores under the Líder brand.

          Our company has consolidated its presence both in the Santiago Metropolitan Region and most of Chile’s other regions with stores within reach of most of Chilean homes. In January 2004, we purchased the Chilean operations of the French supermarket chain Carrefour, a transaction which added seven new Líder stores. In 2005, we opened six new stores, two Líder hypermarkets and four Líder Vecino grocery stores, and reopened one store.

          Our financial services division underwent significant growth both in terms of its organizational structure and in the number of customers and loans, closing the year with 1,510,532 million active accounts and US$365 million in extended credit.

          FarmaLíder operations continued growing in 2005, with the opening of 10 new stores to bring it to a total of 67. This division accounted for 2.5% of D&S’s total sales and 5.1% of Chile’s overall pharmaceutical market sales for the full year 2005.

          At year-end 2005, our company, through its subsidiaries, operated 85 stores among its hypermarkets, compact hypermarkets, and supermarkets, 67 FarmaLíder pharmacies and six shopping centers. At year-end 2005, our company was operating in the Metropolitan Region and the I, II, IV, V, VI, VII, VIII, IX, X, and XII Regions.

          Our principal subsidiaries are Administradora de Concesiones Comerciales de Hipermercados S.A., Administradora de Concesiones Comerciales de Supermercados S.A., Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Comercializadora de Vestuario S.A (COMVESA), Magallanes S.A, Presto S.A and Maquinsa S.A. For a complete list of our direct and indirect subsidiaries and our percentage of ownership in our subsidiaries,  see Exhibit 8.1 “List of Subsidiaries”.

Market Overview

     Supermarket Industry in Chile

          Although the Chilean supermarket industry has historically been highly fragmented, it has been undergoing a period of consolidation as market players expand and the larger of these acquire smaller competitors. In addition to supermarkets and larger format stores, Chile continues to support smaller grocery stores, convenience stores and open-air markets. The level of competition and the identity of competitors vary from region to region. Supermarket chains in Chile generally compete on the basis of price, location, quality of products and services, product variety and store conditions.

          We estimate that in 2005 the two largest supermarket chains in Chile accounted for approximately 60.4% of total supermarket net sales. In 2005, we accounted for approximately 33.8% of total net sales of the supermarket industry in Chile, which represents the highest total market share in Chile. In the Santiago Metropolitan Region, Chile’s most densely populated area (with approximately 40.1% of Chile’s population, according to the 2002 census), with the highest levels of per capita disposable income, and highest level of supermarket penetration, Líder  stores have the largest market share in terms of sales, with approximately 43.4% of the total market.

          Increasing acceptance of supermarkets as principal outlets of foodstuffs and other household items in Chile has resulted in steady increases in supermarket sales. The total net sales by supermarkets in Chile grew at an average annual rate of 8.4% during the last five years, exceeding the 4.3% average annual growth rate of GDP in Chile over the same period. The growth of larger stores (including increased numbers of hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments such as anchor tenants, and a consolidation of ownership in fewer, larger supermarket chains, has been a developing trend in the Chilean supermarket industry during the last several years. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low-price and low-service strategy, while others pursue a strategy of moderate or higher prices accompanied by higher levels of service. Other important trends in the Chilean supermarket industry include increased funding of marketing costs by suppliers, expansion by leading chains into the regions outside the Santiago Metropolitan Region, the growth of private label products and increased demand for prepared foods.

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

Our Business

     Our Store Formats

          At December 31, 2005, we operated 85 stores which together comprised 426,126 square meters of total selling space (approximately 4,586,782 square feet). Of the 85 stores we operated, 32 were Líder hypermarkets, 26 were Líder Vecino compact hypermarkets and 27 were Líder Express supermarkets.

          The following table sets forth data by store classification at and for the year ended December 31, 2005:

	Number of Stores	Total Selling Area(1)	Average Selling Area per Store(1)	Average Sales per Square Meter(2)(3)	Number of Employees(4)	Sales Per Employee(2)

Hypermarket – Líder	32	289,166	9,036	2.8	14,584	58.2
Compact Hypermarket - Líder Vecino	26	101,127	3,890	3.4	7,234	51.5
Supermarket – Líder Express	27	35,833	1,327	4.0	3,384	53.2

Total	85	426,126	5,013	3.1	25,202	54.8
FarmaLíder	67	6,548	98	5.2	624	64.2

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.
(2)

In millions of constant Chilean pesos. “Sales” sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP. Considers sales for the period divided by the average number of full-time employees at the end of each month during the period.

(3)	Average square meters.
(4)	Full-time equivalent employees at December 31, 2005 working in stores.

          The following table sets forth, for the periods indicated, the net revenues from our supermarket operations by store format and the respective percentage of our total net revenues each format represents:

	Year ended December 31,

	2003			2004			2005

	Net Revenues		% of Total Net Revenues	Net Revenues		% of Total Net Revenues	Net Revenues		% of Total Net Revenues

	(in millions of constant Ch$)
Líder(1)	Ch$	746,806	60.5%	Ch$	892,736	59.8%	Ch$	920,434	57.6%
Líder Vecino(2)		261,092	21.1		342,110	22.9		383,595	24.0
Líder Express(2)		156,558	12.7		159,080	10.7		159,122	9.9
FarmaLíder		—	—		—	—		35,323	2.2
Other(3)		70,533	5.7		98,392	6.6		100,293	6.3

Total	Ch$	1,234,989	100.0%	Ch$	1,492,318	100%	Ch$	1,598,767	100%

(1)	Figures shown for the years 2003 and 2004 include revenues from FarmaLíder.
(2)	Includes stores formerly operated under the Almac and Ekono brands.
(3)	“Other” includes revenues from financial services, logistics services and real estate operations.

     Hypermarkets - Líder

          At December 31, 2005, we operated 32 Líder hypermarkets of which 20 are located in the Santiago Metropolitan Region. All of our hypermarkets operate under the Líder brand name. The Líder hypermarket, which was modeled after European hypermarkets and was introduced to Chile in 1995, is characterized by floor space of between 6,000 and 13,243 square meters (respectively and approximately 64,584 and 142,548 square feet), offering, in addition to traditional foodstuffs, non-food items such as home appliances, electronics, hardware, sports, toys, apparel and articles for the home. Líder hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, allowing us to service various communities with one store. The Líder sites have ample parking space and are generally developed in conjunction with an assortment of complementary stores, such as video stores, fast food franchises, hardware superstores, cinemas, food courts and pharmacies, including our 67 FarmaLíder pharmacies. Líder stores have an average of 551 employees (425 full-time equivalent employees), 43 to 79 checkouts, an average store size of 9,036 square meters (approximately 97,263 square feet), and are generally open from 9:00 a.m. to 10:00 p.m., seven days a week. Our Líder stores offer “one-stop” shopping in an easily accessible store layout. In some of our Líder stores we also have moderately priced cafes and restaurants.

          Net revenues of our Líder hypermarkets totaled Ch$920,434 million (US$1,796.0 million) in 2005, accounting for 57.6% of our total net revenues in 2005.

     Compact Hypermarkets - Líder Vecino

          We currently operate 26 Líder Vecino hypermarkets, 14 of which are located in the Santiago Metropolitan Region. We developed our Líder Vecino format in 2000 to target smaller neighborhoods with a compact hypermarket format by converting our larger, existing Ekono supermarket facilities, which ranged between 2,400 and 4,720 square meters (respectively and approximately 25,834 and 50,806 square feet), into Líder Vecino compact hypermarkets. Our Líder Vecino format combines the convenience and pleasant atmosphere that characterizes neighborhood supermarkets with some of the advantages of Líder hypermarkets. These advantages include a broad assortment of non-food items to facilitate one-stop shopping and low prices. We believe these factors provide us an advantage over our primary competitors in these communities, which are generally comprised of traditional supermarkets. Líder Vecino stores have an average of 327 employees (262 full-time equivalent employees), 22 to 44 checkout centers, an average store size of 3,890 square meters (approximately 41,892 square feet), and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week

          Net revenues of our Líder Vecino compact hypermarkets totaled Ch$383,595 million (US$748.5 million) in 2005, accounting for 24.0% of our total net revenues in 2005.

     Supermarkets - Líder Express

          We currently operate 27 supermarkets under the Líder Express brand name, 15 of which are located in the Santiago Metropolitan Region. Líder Express stores are traditional neighborhood supermarkets providing a friendly atmosphere and personalized attention. These stores emphasize the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, these supermarkets offer a variety of prepared dishes. Líder Express stores have an average of 146 (123 full-time equivalent) employees, seven to 23 checkouts, an average selling area of 1,327 square meters (approximately 14,284 square feet) and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week.

          Net revenues of our Líder Express supermarkets totaled Ch$159,122 million (US$310.5 million) in 2005, accounting for 9.9% of our total net revenues in 2005.

     Complementary Businesses

          As part of our strategy to offer consumers a broader range of products beyond our traditional grocery business and thereby increase our share of the Chilean wallet, we have expanded our product offerings to include pharmacy and restaurant food sales as well as non-food offerings. We believe that we will be able to leverage our brand, our established market presence in the Chilean supermarket industry and our land bank of properties to move efficiently into these areas, thereby increasing our share of total Chilean consumer spending. We continuously explore and evaluate opportunities to expand our operations through new commercial formats.

          Pharmacy - FarmaLíder.  We have used our existing retail infrastructure and real estate to begin opening our own pharmacies located in small spaces in our hypermarkets. Our first pharmacy opened in July 2001, and at December 31, 2005 we had 67 pharmacies in operation, which in the aggregate accounted for 2.2% of our total 2005 net revenues. In Chile, pharmaceuticals are regulated and even non-prescription drugs must be dispensed from behind the counter. Our FarmaLíder outlets are located in our stores but outside of the selling space beyond the check-out counters. The floor space dedicated to FarmaLíder averages 98 square meters (approximately 1,055 square feet), with two check-out counters. Our pharmacies typically employ 9 workers. FarmaLíder generated net revenues of Ch$35,323 million (US$68.9 million) in 2005.

          Real Estate Development.  We rent small spaces to retailers in the foyers of our stores and adjacent to our stores. We select tenants that are complementary to our stores, such as photo shops and laundromats, in order to draw more traffic to our stores. See “—Real Estate Development”.

     Our Pricing and Marketing Strategy

          Pricing.  Our strategy is to be the supermarket chain with the best price position and the best quality-price ratio in Chile. We expect to achieve, over the long term, a lower price position with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store with the best quality-price ratio. Although our promotional offers are generally the same in all our stores, we otherwise manage our pricing strategy in clusters of stores with reference to the prices of specific local competing stores. A significant component of this strategy is our offering of private label products under the “Líder” brand name and other private brands (Acuenta and Buffet, among others) which permit us to offer lower prices at moderate gross margins as well as improved bargaining power with suppliers. See “—Our Products-Non-Food Products-Private Label Products”. Our strategy also comprises high-low pricing in perishables and special incentives for the holders of our Presto credit card.

          Marketing. Líder, Líder Vecino, and Líder Express pursue a joint marketing strategy designed to reinforce Líder’s image of providing exceptional value. We continue, however, to make extensive use of in-store promotions and signage to offer sales and particularly low priced items.

          We have also focused our marketing efforts on mass media, especially television and radio. All of our audiovisual and written advertisements make reference to the slogan “En Líder Siempre Se Puede” or “At Líder It’s Always Possible”, which, we believe, reflects and appeals to the aspirational ideal for development and growth of the Chilean people. We have periodically distributed printed materials through the press and within our stores such as weekly leaflets or bi-weekly catalogs and have focused on catalogs for specific seasonal campaigns such as “Summer”, “Outdoors”, “Back to School” and “Christmas”. These campaigns are mainly oriented toward non-food products and special food campaigns for specific holidays such as “Independence Day” and “New Year’s Eve”. Consolidated advertising expenses represented 1.9% of our net revenues in 2005. In past years, this percentage has been 1.4% for 2004 and 1.0% of our net revenues in 2003.

     Our Products

          Product Mix. Our product mix varies according to the store format, with our larger formats offering a greater variety and number of stock keeping units, or SKUs, and a higher proportion of non-food items. The following table sets forth our product mix by store category:

	Percentage of Selling Space by Product Category Year ended December 31, 2005

	Groceries(1)	Perishables	Non-food Products(2)	Total

Líder	32%	23%	45%	100%
Líder Vecino	35%	25%	40%	100%
Líder Express	60%	30%	10%	100%
FarmaLíder	20%	N/A	80%	100%

(1)	For purposes of FarmaLíder, “groceries” principally includes perfumes.
(2)	“Non-food products” includes apparel, electronics and appliances, housewares and furniture, pharmaceuticals and general merchandise.

          In addition to the foregoing, we have also installed family-style cafeterias referred to as Patios de Comida (foodcourts) and coffee shops at certain locations in order to increase the use of Líder stores as destinations apart from traditional grocery stores.

          The following table sets forth, for the periods indicated, each product category’s percentage contribution to our sales:

	Percentage Contribution to Sales by Product Category Year ended December 31,

	2003	2004	2005

Groceries	47.0%	47.2%	46.7%
Perishables	34.1	33.0	33.7
Apparel	6.0	6.1	5.9
Electronics and appliances	3.0	3.3	3.5
Housewares and furniture	3.0	2.5	2.3
Other non-food products(1)	6.9	7.9	7.9

Total	100.0%	100.0%	100.0%

(1)

Percentages are of our total product sales from our retail operations and sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP. “Other non-food products” includes sporting goods, toys, office supplies, general merchandise and pharmacy products.

          Groceries.  Grocery sales represented 46.7% of our sales in 2005. Along with our perishable offerings, grocery products have historically formed the core of our business. Our grocery product offerings comprise a wide variety of consumer packaged goods such as cereals, jellies, sauces, canned food items, paper towels and assorted paper products, hygiene and beauty aids. Our main long-term goal with respect to our grocery products is to have the best price positioning in the market with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store. We believe that by maintaining consistently better price positioning than our principal competitors with respect to our grocery products, we can generate a greater amount of customer traffic in our stores.

          Perishables.  Sales of our perishable products represented 33.7% of our sales in 2005. Along with our grocery products mentioned above, sales of perishables have historically formed the core of our business. Our perishables include a wide variety of traditional food products, such as meats, fish, dairy products, fruits and vegetables, frozen foods, bakery goods and prepared foods and include a wide array of private label products. Our main strategy for our perishable products is to increase the quality of our products and expand the breadth of our product offerings. We believe that by increasing the product quality and customer service levels in relation with our perishables we will be able to improve customer loyalty and, thereby, increase customer traffic and improve net sales of these products.

     Non-Food Products

          Sales of non-food products (including pharmacy sales) represented 19.6% of our sales in 2005. In order to increase our share of the Chilean consumer’s wallet and to take advantage of our high customer traffic levels, we sell products such as apparel, housewares, electronics, sporting goods, toys and office supplies. Many of our purchases in these areas are made abroad through our worldwide network of suppliers.

          Apparel.  Our apparel department seeks to provide customers of all ages with a reliable source of basic non-fashion clothing items, including underwear, jeans, skirts, pants, blouses, shirts, t-shirts, shoes and basic accessories of reasonable quality at affordable prices. In 2005, sales of our apparel products accounted for 5.9% of our sales. Our apparel department consists primarily of private label brands catering to women, men and infants. Our marketing strategies and the layout of our apparel department aim to create strong brand identification with our BLVD private label, as an affordable brand that is similar in quality to those offered at department stores.

          Electronics and Appliances.  The electronics and appliances we offer in our stores include products manufactured by well-known manufacturers, as well as a growing number of our own products marketed under our Gröven and Haus private labels. In 2005, sales of electronics and appliances were 3.5% of our sales. Our main strategy regarding home electronics and appliances is to offer a diverse assortment of these products. During 2005, we expanded the amount of home computing products available in our stores through cross-selling with our Presto credit card in order to take advantage of the growth in this sector in Chile.

          Housewares and Furniture.  Our housewares department offers our customers an assortment of products in the areas of home decorating, including bath and kitchen supplies, and home improvement, including hardware and furniture. In 2005, sales of housewares generated 2.3% of our sales. In addition to the products we offer that are manufactured and marketed by other manufacturers, we also market a growing number of products under our Haus private label, including general kitchen products, decorating supplies and furniture. Our main strategy regarding our housewares involves further marketing of our Haus private label. To increase awareness of our Haus products, we offer seasonal promotions around holidays such as Christmas and Easter. As with our electronics and appliances, we seek to offer our housewares at a discernible price differential versus our department store rivals.

          Other Products.  We also offer a variety of other non-food products, including sporting goods, toys, office supplies, auto parts and pet supplies. In 2005, sales of other non-food products were equal to 5.4% of our sales. We offer the following private labels in these categories: Paragon (sporting goods), Toi (toys) and Alquimia (office supplies). Additionally, pharmaceutical products sold in our FarmaLíder stores account for 2.5% of total sales.

     Private Label Products.

          Sales of our private label products represented 13.8% or Ch$186,720 million (US$364.3 million) of our sales in 2005. In groceries (including beauty care), they accounted for 9.3% or Ch$58,822 million (US$114.8 million) of 2005 net groceries sales, while in perishables our private labels represented 4.2% or Ch$14,570 million (US$28.4 million) of 2005 net perishables sales. In beauty care products, private label sales represented 8.9% or Ch$21,000 million (US$41.0 million) of 2005 net beauty care sales. Private labels have become very prominent in the non-food area. In 2005, private label products accounted for 22.4% of our sales in general merchandise, 71.8% in home supplies, 11.8% in electronics and appliances, 89.6% in clothing and 44.8% for our non-food area (excluding pharmacy sales) as a whole.

          We seek to achieve three primary goals through the use of our private labels:

•	generate customer recognition of our image as a low price provider of high quality products;

•	increase the profitability of sales of both food and non-food products; and

•	increase brand loyalty by offering high quality goods that customers can only find at our stores.

          Our proprietary private labels include the following: Líder (groceries and perishables) Buffet (perishables), Acuenta (groceries, perishables and home supplies), BLVD (apparel), Haus (housewares), Gröven (electronics), Paragon (sporting goods), Toi (toys), Body Plus (health and beauty products of premium quality) and Alquimia (office supplies), among others. We also sell groceries under the President’s Choice brand, a private label owned by Loblaws Canada that offers premium quality products sold in Chile exclusively in our stores, among others.

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

          We also operate laboratories located at our distribution center in order to conduct random testing of products and approve new products as part of ongoing efforts to ensure the quality of our products. In order to monitor the quality of our customer interaction and enhance quality control, we employ an “incognito shopper program” in all of our stores and we use a tool that measures customer service levels quantitatively and take actions required to improve service standards throughout our company stores. We call this monitoring tool ISC (Customer Satisfaction Index). The ISC is built based on interviews to customers right after they have shopped in our stores, once they are beyond the check-out line. This measurement is applied four times a year.

     Seasonality

          Historically, we have experienced distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. During this period, we promote the sale of non-food items, particularly by discounting imported goods, such as toys, throughout the Christmas holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter which represented 27.3% of total sales for the year 2005, while the first, second and third quarters, each represented 23.7, 24.2 and 24.8% of total annual sales, respectively.

     Purchasing and Distribution

      Purchasing and Supply

          We carry out our purchasing activities mainly on a centralized basis for all of our stores. Through the use of our automatic store and warehouse replenishment systems, we have centralized the purchase of our products from suppliers. We attempt to take advantage of our resulting large purchasing volume to obtain an advantageous mix of price and payment terms. For 2005, the average payment term was 53.4 days. The average days of inventory for our company total (stores and distribution facilities) were 40.7 days for year 2005.

          In order to increase our operating productivity and enhance the efficiency of our business, we use software and technological changes in our supply chain. These include computerized inventory replenishment programs, SLIM, or Store Level Inventory Management, and TRIM, or True Replenishment Inventory Management. The use of SLIM and TRIM have led to the creation of a centralized and automated computer network connecting all of our stores and our central distribution facility. Through the use of SLIM, our store replenishment system automatically allocates the required quantities to be delivered to our stores. In order to process and allocate the quantities to match our stores’ requirements, SLIM automatically calculates, with respect to each of our stores, information including the amount of a given product on hand, the amount on order, the required lead time needed to replenish such product, the historic use of the product at the store, the maximum shelf capacity and projected future use of the product. Much like SLIM, TRIM uses a similar process to calculate the supply requirements of our central distribution center. The use of SLIM and TRIM are focused on enhancing efficiency in allocating proper quantities of our products to meet our stores’ demand.

          We have sought to enhance the efficiency of our supply chain by reducing the number of suppliers we use and centralizing our negotiations with these suppliers. In 2005, no single supplier accounted for more than 6.5% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 31.5% of our purchases in 2005, and the 50 largest accounted for 60.1%. Certain products such as fish are purchased from affiliated companies. We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

     Distribution and Inventory Management

          Distribution.  We have centralized distribution from our distribution center through the use of SLIM as described above. We operate two distribution centers in Santiago: our distribution center or LTS with 81,000 square meters and a leased distribution center named Puerto Santiago with 51,000 square meters of space.  In addition, we operate two warehouses in two regions: the leased Antofagasta warehouse (5,000 square meters) and the Temuco warehouse (1,500 square meters). All of these distribution centers and warehouses fully supply 65.7% of the products sold in our stores (respectively and approximately 871,876; 548,959; 53,819 and 16,146 square feet each). By the end of 2006, our goal is to increase this percentage to approximately 70% of all our products.

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

          We transport our products with our fleet of tractor-trailers. At December 31, 2005, our fleet consisted of 15 tractors and 173 trailers. Our trailers are equipped with global positioning systems permitting us to track their location. Expanding and improving the quality of our fleet of tractor-trailers complements our strategy of emphasizing centralized distribution by allowing us to avoid the costs associated with independent or third-party tractor-trailer operators chartered to deliver products to our stores by our suppliers.

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

          Inventory Management.  A principal objective of our investments in distribution and information management technology is inventory control. In 2005, we continue to manage our inventory with the “flow-through” system of inventory management. In contrast, flow-through inventory management involves the receipt and immediate allocation and delivery of products to local stores. Under our flow-through system, lower product quantities are held in our distribution center, further increasing our centralization and reducing our average number of days of inventory. At December 31, 2005, we held approximately 85% of our inventory in traditional staple stock and used flow-through inventory management for the remaining 15%. We plan to increase the use of flow-through inventory management to cover approximately 20% of our total products by the end of 2006 and over the long-term achieve flow-through management for up to approximately 30 to 35% of our total products.

          In order to support this initiative, we are investing in new technology (“Put to Light” system) to further reduce inventory at store level, allowing for an increase in assortment.

          In addition, we are seeking to reduce our “shrinkage”, which includes losses in inventory, losses and damage during transportation, and theft. We expect to reduce our shrinkage by centralizing our distribution system, improving the efficiency of our supply chain, and improving our operational processes. We have considerably improved our level of accuracy at the distribution center during the first quarter of 2006 to 95.0%, from 88.8% at year-end 2005 and 76% at year-end 2004. Shrinkage in all of our Líder stores was 2.0% of total sales at year-end 2005 as compared to 2.3% in 2004. Shrinkage reduction is another goal for our company. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

Financial Services

          Our financial services division, which main business is the Presto credit card, is also dedicated to the development of other financial businesses that are complementary to our supermarket and credit operations.

          Presto Credit Card. As we have expanded our business to include higher priced durable goods, including apparel, housewares and electronics, we have recognized the importance of making an in-store credit card available as a means of financing consumer purchases of these higher priced items. Through our Presto card, we extend revolving credit and installment payment options to our customers with respect to all their purchases, including both food and non-food products. The Presto card aims to become the most convenient payment option for Líder customers. In fact, it is one of the most widely used payment options in Líder stores, second only to cash purchases.

          The Presto card, launched in May 1996, is undergoing strong growth in its operations, the number of cardholders increasing rapidly over the last few years. The amount of credit issued and the volume of sales with the Presto card have increased, particularly for non-food purchases. Presto card use during 2005 represented 21.2% of total Líder sales, and 35.1% of non-food purchases.

          During 2005, our number of accounts in good standing increased by 28.0% to 1,510,532 accounts in good standing at December 31, 2005. We intend to continue to increase our number of accountholders. In 2005, our Presto credit card operations averaged a monthly charge volume of Ch$29,963  million (US$58.5 million) and total credit issued under the Presto card was up 28.1% over 2004, with Ch$187,344 million (US$365.5 million) in total outstanding credit at December 31, 2005.

          Revenues from our Presto credit card operations and related financial services consist of interest revenues from our credit portfolio and fees from affiliate businesses (merchant discount) amounted to Ch$64,680 million (US$126.2 million) (unconsolidated figures) in 2005. These revenues are recorded under other revenues and represented 3.6% of our consolidated net revenues in 2005.

          During 2005, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Central Bank of Chile and the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions) to operate our Presto credit card as an “open credit card”. Such authorization allowed expanding the use of the Presto card to unaffiliated businesses throughout Chile. It also made the Presto credit card subject to the rules and regulations applicable to such “open” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than required under our previous policy. In March 2006,  the Chilean Central Bank enacted new rules regulating non-banking credit issuers and operators, which will be further developed by the Superintendency of Banks and Financial Institutions no later than September 2006. These new regulations, however, should not affect the issuance and operation of our Presto credit card since they are substantially similar to the ones to which we voluntarily submitted in 2005.

          The following tables set forth, for the periods indicated, unconsolidated information concerning our credit card operations (unconsolidated figures):

	Year ended December 31,

	2003		2004		2005

	(in millions of constant Ch$)
Net revenues		22,357		29,169		64,680
Provisions for doubtful accounts		20,703		19,225		27,733
Financial expenses		2,393		2,536		2,482
Other expenses		5,409		9,661		27,603
Selling and administrative expenses		28,506		31,422		57,818
Operating income (loss)		(6,149)		(2,253)		6,862

Total accounts receivable, end of period		90,077		146,284		187,344
Allowance for doubtful accounts		14,836		18,928		18,550
Net total accounts receivable, end of period	Ch$	75,242	Ch$	127,357	Ch$	168,794

	At December 31,

	2003		2004		2005

	(in millions of constant Ch$)
Allowance for Doubtful Accounts, Detail
January 31, balance		1,041		14,836		18,270
Provisions for doubtful accounts		20,703		19,926		27,796
Write-off, net		(6,908)		(15,133)		(27,516)

December 31, balance	Ch$	14,836	Ch$	18,928	Ch$	18,550

Number of accounts in good standing (1)		652,541		1,180,458		1,510,532
Delinquent accounts (2)		102,720		90,359		61,744
Average balance per account (in thousands of constant Ch$)		131		120		124
Allowance for doubtful accounts/Total net receivables		19.7%		14.9%		11.0%
Allowance for doubtful accounts/Total gross receivables		16.5%		12.9%		9.9%

(1)	Includes all open accounts for which cards have been picked up and that have not been blocked by reason of delinquency.
(2)	Includes all accounts past due for 90 days or more. We began recording delinquent accounts in 2003.

          Our strategy for developing our financial services combines significant growth and expansion of our credit card operations as well as other financial services that are expected to include insurance, utility payment services and cash advances as well as potentially other products and services. During 2005, our financial services division opened 44 branch offices in Líder stores for a total of 63 branch offices at year end to assist with card services and develop additional financial products. The division also signed an agreement with BancoEstado this year to allow Presto customers to use BancoEstado automatic teller machines and have access to other bank products at preferred rates.

          Our losses (write-offs net of recovery) resulting from payment defaults totaled 11.0% of our outstanding credit net of provisions during 2005. Our goal is to reduce these losses to 10% by the end of 2006 and, over the longer term, to a range of 8.0% to 9.0% of our net receivables. However, we may not be successful in reducing our losses, particularly as we expand the number of account holders. Our credit analysis is based on each applicant’s current income and credit behavior as registered in credit history data bases. In Chile, detailed information relating to the individual account balances of an applicant with other commercial creditors is not made publicly available by entities handling credit history data bases and is, therefore, unavailable. However, since our Presto subsidiary has registered with the Superintendencia de Bancos e Instituciones Financieras as a credit card issuer and operator, it will be given access to credit history information handled by banks, financial institutions and the referred authority. Our loss recovery process involves gathering information relating to the type and amount of unpaid balances, as well as communicating with our customers to try to secure recovery of these balances. We evaluate the results of our process and then decide to write off certain debts based on our analysis of the reasons for non-payment and our estimation of the likelihood of eventual payment of these balances.

          Presto Insurance Broker and Other Financial Services. As of the first quarter of 2005, our financial services division started marketing insurance through the Presto insurance broker entity (Corredora de Seguros Presto Limitada), which has obtained all governmental approvals to conduct such business. Although incipient, we are focusing our efforts toward the strengthening of our insurance brokerage business.

Real Estate Development

          We have actively assembled a “land bank” of developed and undeveloped strategic properties for use as potential future store locations. We believe that owning these properties insulates us from the volatility of real estate leases and provides investors with an underlying asset of considerable value. Our real estate development division, to the extent appropriate and complementary to the strategic requirements of the core business, develops some properties as shopping malls where our store formats serve as the anchor tenant. Our real estate division also manages all rental spaces associated with our supermarkets and hypermarkets which are not located in shopping malls.

          At December 31, 2005, we operated six shopping malls that house a total of 282 (including our 6 Líder stores) stores and have a total of 150,647 square meters of sales area (approximately 1,621,551 square feet), 51.9% of which is rented to third-party merchants, with the remainder rented to our stores (72,500 square meters, approximately 780,384 square feet). The real estate division also manages leases corresponding to approximately 594 retail locations (83,014 square meters in total, approximately 893,555 square feet) in our supermarkets and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). In total, at December 31, 2005, our real estate operations generated rental income from 735,360 square meters of rental space (approximately 7,915,349 square feet), corresponding to 931 retail locations in total, including stores in shopping malls and supermarkets. In 2005, our real estate operations generated consolidated net revenues in the amount of Ch$18,347 million (US$35.8 million) in annual rental income from our properties representing approximately 1.1% of our net revenues, after deducting Ch$36,234 million (US$70.7 million) in rental income received from our supermarkets.

          In 2005, we expanded our properties by opening six new Líder stores, of which two are Líder Vecinos and four are Líder Express supermarkets. In 2006, we plan to expand our properties by opening 20 new Líder stores (mainly with the Líder Vecino and Líder Express format). We also plan to purchase or lease new properties in targeted cities where we are not yet present or where we want to expand our presence by increasing our number of stores.

     Description of Property

          In the last five years we invested approximately US$810 million in real estate and opened 31 stores.

           An important component of our development is the early acquisition of strategically located properties, by which we accumulate a stock of valuable, undeveloped properties that gives us control of our expansion plans. We increasingly develop our projects as “commercial centers” in which one of our stores is combined with other non-competing stores, such as hardware stores, fast food franchises and video stores, to create a complete shopping destination for consumers. This strategy has also allowed us to partially offset our real estate costs by developing the commercial potential of the properties. There are no environmental issues related to the properties we have purchased for development that may affect our utilization of those assets.

          At December 31, 2005, we owned 61 (of which five were subject to financial leases) of our 85 store locations in Chile with total retail space of 426,126 square meters; 652,346 square meters (approximately 7,021,793 square feet) fully developed (including shopping malls with its Lider stores) and 1,170,619 square meters (approximately 12,600,438 square feet) of land available for new projects. In addition, we own the La Dehesa, Maipú, Puente Alto and Gran Avenida shopping centers in Santiago, and the Viña del Mar and Antofagasta shopping centers in the cities of the same name. In addition, at December 31, 2005, we owned our headquarters and service school and the adjacent distribution center at Quilicura, in the outskirts of Santiago, and 14 additional sites for new projects (two of them currently undergoing development). A significant portion of these sites are strategically located at major intersections or other desirable store locations.

          The following table presents a breakdown of our real estate holdings in Chile as of December 31, 2005:

	Undeveloped Sites	Stores

Region
V, Metropolitan Region	10	46
VI, VII, VIII, IX, X, XII	3	11
I, II, III, IV	1	4

Total	14	61

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

Information Technology

          We seek to implement state-of-the-art information technology in our industry in Chile. Over the last three years, we have invested an average of US$25 million per year (approximately 1.0% of our net sales and over 5.0% of our capital expenditures) in computers and information technology. As our back office, distribution and check-out operations were already automated, these investments were directed towards renewing and upgrading our information technology and enhancing the integration of our systems. These investments have contributed to reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner. Additionally, during 2005, the focus had been on the development of back-up systems to cover for contingencies preventing the eventual impact on operations of any type of system disruption.

          Store Systems.  All of our stores are equipped with point-of-sale scanners. Transactions recorded by laser scanners located at the check-out aisle permit the reporting of real time information regarding product sales. Each laser scanner reads bar codes imprinted on the labels of all of our products, enabling us to accurately record all transactions. The computers in our stores nationwide are connected to the central mainframe at our headquarters, permitting both senior managers and store managers to receive near real time information by store, SKU or product category, including both sales volume and margins, thus enhancing inventory management, cost controls and sales tracking. We also use radio frequency inventory devices for our stores, which allows inventories to be taken in a faster and more accurate manner. Furthermore, our stores are interconnected with the Transbank credit approval system in connection with both our Presto credit card and other bank credit cards, as well as with entities such as RedBank which allow us to offer in-store ATM machines for our customers. The store systems are supplemented by point of sale technology at our distribution center and at the receiving points for supplies at store locations, thereby permitting strict control over incoming as well as outgoing merchandise.

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

•

in our headquarters, the SAP platform (back-office solutions) JDA, PMM and Arthur Planning and a platform developed in-house for core business management, commercial tools, price and promotion management inventory service levels for the Grocery and Food categories.

•	for CRM and Business Inteligence platforms, we implemented Teradata (NCR Datawarehouse Division) that is connected to our promotional solutions in our POS platform.

          We use the electronic data interchange (EDI) system to integrate our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers. We are currently implementing greater integration with our suppliers, including electronic invoicing, and developing a business continuity plan and enhanced system redundancy. During 2005, the emphasis had been on the integration of in-house systems, the connectivity with external systems and the quality and efficiency of system development by adopting a rational methodology.

Employees and Human Resources

          At December 31, 2005, we had a total of 30,124 full-time equivalent employees. Of those employees, 25,826 were employed in stores (including the 624 full-time equivalent employees employed in our FarmaLíder pharmacies), 1,015 were employed in our distribution facilities and 3,283 were employed in our headquarters other support units and other business units. Of our 30,124 full-time equivalent employees working in the various divisions throughout Chile, 16,719 are unskilled workers (55.5%), 13,074 are technicians and administrative workers (43.4%) and 331 hold executive positions (1.1%).

          At December 31, 2005, approximately 6.7% of our employees were represented by 16 independent unions. Other store employees negotiate collective contracts at each store, which generally have a term of three years. Employees receive benefits established by the collective bargaining agreements, benefits provided for by law (including disability insurance) and certain additional benefits provided for by us, including scholarships for children of employees and assistance in financing the purchase of homes. We also operate a merit-based, quarterly bonus program for our employees. The bonus is determined in accordance with clearly-defined criteria, including our overall performance, the performance of the employee’s store, his or her performance relative to specific targets established at the beginning of the year and other more subjective standards.

          We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual’s skills. Employees are regularly briefed on the performance of their store and our company as a whole and are expected to attend ongoing training programs. In 2005, 68,958 associates were trained in 40,358 courses, totaling 645,729 hours of training, with an average of 17.5 hours of training per employee.

Competition

          Our competitors include hypermarkets, supermarkets, self-service stores, department stores, home supply stores and pharmacies. In recent years, each of these store categories has expanded its product offerings to compete for an increasing share of consumer spending in overlapping markets. Although competition is already intense in many locations, we expect it to increase as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Our principal competitive strategy is to be the low-price leader in Chile.

          We operate the largest chain of hypermarkets and supermarkets in Chile in terms of net sales. Our largest competitors are Cencosud (which owns Jumbo, Santa Isabel, Montecarlo and Las Brisas (the latter two mostly operated under the Santa Isabel brand)), Falabella, which owns San Francisco and during 2005 started opening hypermarkets under the “Tottus” brand, Unimarc, Rendic and Montserrat. Cencosud’s Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population emphasizing a broad range of high quality goods and services. Santa Isabel, a supermarket operator, is especially strong in the regions outside the capital city. The estimated market share of Cencosud in 2005 was approximately 26.6%.  Falabella, a multi-retail operator (department stores, home improvement, credit, bank and a stake in pharmacy) with a presence in Chile, Perú, Argentina and Colombia has an estimated market share of approximately 3.5%. These figures are based upon industry surveys and information reported by the INE. Additional data was obtained from third parties and from our own research and estimates.

          The following table sets forth estimates of the percentage of annual supermarket net sales attributable to each of the three largest supermarket companies in Chile in terms of 2005 net sales and the number of stores owned by such companies at December 31, 2005.

	Percentage of Sales	Number of Stores at Year End

D&S(1)	33.8%	85
Cencosud(2)	26.6	121
Falabella(3)	3.6	11
Others	36.0	479

Total	100.0%	696

(1)	Includes Líder, Líder Vecino, and Líder Express.
(2)	Includes Jumbo hypermarkets, Santa Isabel, Montecarlo and Las Brisas supermarkets.
(3)	Includes San Francisco and Tottus supermarkets.
Source: Industry surveys, information reported by the INE and data obtained from third parties and from our own research and estimates.

          As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (housewares and furniture, electronics and appliances, apparel, pharmaceuticals and cafeterias), we compete in a market that is larger than the supermarket industry. With respect to our non-food product offerings, our principal competitors at December 31, 2005 among the traditional supermarkets are department stores that operate in Chile. This market provides numerous opportunities to expand the scope of our business but also exposes us to new competitors with greater expertise and experience in the non-food areas.

Trademarks, Tradenames and Service Marks

          We own certain trademarks, tradenames and service marks used in our business, including Líder, Líder Vecino and Líder Express and their respective logos, covering the Chilean market. We also own trademarks of our superseded store formats, including Almac and Ekono. We also own, or hold licenses to use, our private label brands including Líder, Buffet, Acuenta and BLVD. We believe that our trademarks, tradenames and service marks are valuable assets, which differentiate us from our competitors. Our brands are duly registered under applicable law. We are not dependent on patents and licenses or industrial, commercial or financial contracts as material factors to our business and profitability.

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

          Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables, special authorizations for the issuance and operation of credit cards and for the brokerage of insurance and customary local taxes required by local governmental authorities to conduct business within their jurisdiction, we require no special governmental licenses or permits for conducting our businesses as currently conducted. Our supermarkets are subject to inspection by the Servicio Nacional de Salud (National Health Service), which inspects supermarkets on a regular basis and takes samples for analysis. We periodically retain a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (Agricultural and Livestock Service) and the Servicio Nacional del Consumidor (National Consumer Service). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the Servicio Nacional de la Salud.

          In addition, the Fiscal Nacional Económico (National Economic Prosecutor) has broad investigating powers and the Tribunal de Defensa de la Libre Competencia (Antitrust Court) has broad regulatory powers for the protection of free competition, including the power to intervene and prevent or unwind acquisitions tending to decrease the levels of competition in the marketplace or anticompetitive behavior in general.  On October 5, 2004, the Tribunal de Defensa de la Libre Competencia, the higher special-purpose court for antitrust matters, issued a ruling related to a fact finding investigation regarding procurement practices in the supermarket industry. This ruling ordered, among other things, that the supermarket chains operated by our company and Cencosud S.A. should consult in advance with the Tribunal de Defensa de la Libre Competencia any and all negotiations or agreements that directly or indirectly imply an acquisition of or their integration or merger with, companies in the same business. Such ruling was challenged by our company and Cencosud and on May 26, 2005, the Supreme Court of Law ruled in favor of our interests by annulling the part of the decision of the Tribunal de Defensa de la Libre Competencia in which it imposed the above-described consultation obligation.

          Until March 2006, there were no regulations in Chile affecting in-store credit cards other than provisions of law generally applicable to any type of business and provisions of the Chilean Consumer Rights Law that require retail companies granting direct credit to customers to inform them about certain terms and conditions of the credit, including interest rates, costs and extrajudicial collection fees.  However, in March 2006, the Chilean Central Bank enacted new rules regulating non-banking credit card issuers and operators, which should be further developed by the Superintendency of Banks and Financial Institutions no later than September 2006. In 2005 and prior to the issuance of such regulations, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Chilean Central Bank and the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions) to operate our Presto credit card as an “open credit card”. Such authorization allowed expanding the use of the Presto card to unaffiliated businesses throughout Chile. It also made the card subject to the rules and regulations applicable to such “open” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than required under our previous policy. These new regulations, however, should not affect the issuance and operation of our Presto credit card since they are substantially similar to the ones to which we voluntary submitted in 2005.

Capital Expenditures

          The supermarket business is capital intensive. Over the past five years, we have invested approximately US$810 million in capital expenditures, primarily to develop and expand our store formats. In 2006 and 2007, we expect to invest a total of Ch$205,000 million or US$400 million in capital expenditures primarily to open 40 new stores in Chile. We expect that the majority of these stores will be built on properties owned by us. We have opened 4 stores in the first 5 months of 2006 and we expect to open 16 additional stores before the end of 2006.

          The following table sets forth our actual capital expenditures for 2003, 2004 and 2005 and projected capital expenditures for 2006 and 2007. Our actual capital expenditures may vary substantially from the projected numbers set forth below as a result of competition and the cost and availability of the necessary funds.  We expect to finance our capital expenditures as described below through a combination of existing cash resources and cash flow to be generated from our operations; additional short term and long term debt that we will incur as necessary; and proceeds remaining from our US$250 million equity offerings in 2005.

	Actual for year ended December 31,						Projected				Total Projected

	2003		2004		2005		2006		2007		2006-2007

Number of stores at beginning of period		62		68		78		85		105		85
New stores opened or acquired or reopened		6		13		7		20		30		50
Stores sold or closed		—		3		—		—		—		—
Existing stores remodeled or expanded		—		1		7		—		—		—
Existing stores transformed into another format		3		1		—		—		—		—

Number of supermarkets at end of period		68		78		85		105		135		135
Format of stores at end of year:
Almac/Líder Express		4		0		0		0		0		0
Ekono/Líder Express		22		23		27		42		64		64
Líder-Líder Mercado		23		31		32		33		35		35
Líder Vecino		19		24		26		30		36		36
Capital expenditures(1) (in Ch$MN)	Ch$	46,892	Ch$	156,505	Ch$	50,344	Ch$	102,500	Ch$	102,500	Ch$	205,000
Capital expenditures(1) (in US$MN)	(US$)	91.5	(US$)	305.4	(US$)	98.2	(US$)	200	(US$)	200	(US$)	400

(1)

In millions of constant Chilean pesos and U.S. dollars. For 2004, it includes the €100 million (Ch$76,676 million) used to acquire Carrefour Chile S.A.  For 2005,  it does not include Ch$11,785 million (US$23.0 million) invested to acquire 35% of the ownership of Alvi wholesale business.  Exchange rate: US$1.00 = Ch$512.50 as of December 31, 2005.

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

          In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim is for US$47.5 million plus interest and expenses. In September 2005, the court rejected our claim.  We have filed an appeal against the court decision, which is pending before the Courts of Appeal of the Netherlands Antilles. Oral pleadings on this appeal were heard on June 13, 2006. The Court of Appeal has anticipated that it intends to issue a judgment on the appeal by the end of August, 2006.

           In January 2004, we initiated arbitration proceedings with Disco S.A. before the Chairman of the Buenos Aires Bar in Argentina. Our claim is for US$1.5 million, the amount we believe was wrongfully withheld by Disco S.A. (The account receivable of the unpaid portion of the receivable from Disco S.A., amounting to US$ 47.7 million is net of the provision of said amount being claimed). However, after initiating the proceedings Disco S.A. and our company decided to negotiate and settle this issue directly.  As of the date of this report, there is still one remaining legal proceeding in Argentina related to our former operation in Argentina for which we may be liable. We expect such proceeding to come to a final resolution during the fourth quarter of 2006.

          In April 2005, the company initiated legal proceedings in the Netherlands against Royal Ahold N.V., seeking damages the claim is for US$47.5 million, plus interest and expenses to the extent not recovered from Disco-Ahold, because of what we believe constitutes tortious interference in the actions of Ahold and Disco S.A. After the commencement of litigation against Royal Ahold N.V. Ahold requested and was allowed by the court to join the proceedings as a party that may be affected by them. The company agreed to such joinder of parties. We cannot ascertain at this time when an award will be rendered on this proceeding.

          We have not yet sued Disco S.A. in Argentina, the main debtor of the account receivable on the Ekono transaction. However, we have not waived our rights to do so and such rights have not been affected by any statute of limitations.

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

          Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos of December 31, 2005 purchasing power.

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

o

Pricing strategy. Our pricing strategy is focused on offering the lowest possible prices and perceptual price positioning along with using high-low pricing imperishables and incentives for holders of our Presto credit card. Our pricing strategy is part of our broader commercial strategy, which also includes delivering service and quality and developing our Lider brand name.

o

Product mix. The mix of products we sell has a significant impact on our net revenues. In particular, because non-food products generally have higher average margins than our food products, our operating results are positively affected as the proportion of non-food products in our product mix increases. Sales of our non-food products (including pharmacy sales) increased by 3.7% in 2005 compared to 2004. Sales of non-food products represented 19.6% of our net sales for 2005 compared to 19.8% for 2004.

•

Expansion of sales area. Opening and acquiring new stores, and expanding existing stores, has been one of the principal drivers of sales volume in recent years, fueling much of our hypermarket and supermarket revenue growth. In 2005, new or remodeled stores accounted for 7.0% of our net sales. We added six new stores and reopened one store in 2005, and we plan to add 20 new stores in 2006.

•

Growth in same stores sales (SSS): Our same store sales showed a decline during the second half of 2005, especially during the fourth quarter when SSS decreased by 3.5% due to increased competition resulting from new sales area added by our competitors’ aggressive expansion programs and our own new stores, which caused traffic reductions in our existing supermarkets. The full year 2005 closed with a 1.3% decline in same store sales compared to the year 2004. This declining trend is likely to continue during the first half of 2006, which is also explained by the tough comparison against higher SSS recorded during the first half of 2005. We have implemented a comprehensive operating efficiency program that aims at improving processes and stardardizing operating standards throughout our company, especially focusing in our stores. This program is expected to achieve expenses reductions that will be transferred to prices and will allow for more aggressive promotions resulting in traffic increases in our stores. We estimate that this should improve our SSS performance during the second half of 2006, along with the fact that we will be facing an easier comparison in terms of SSS given that the decline in SSS became more pronounced during the period June-December 2005, as indicated above.

•

Chilean economic conditions. Our net revenues are strongly influenced by changes in Chilean economic conditions that affect the purchasing power and habits of our customers. Chile recorded GDP growth of 3.4% for 2003, 6.1% for 2004 and 6.3% for 2005. During the same period, unemployment, measured on the last moving quarter October-December increased from 7.4% for 2003 to 7.8% for 2004 and declined to 6.9% in 2005. Average unemployment rates for the full years 2003, 2004 and 2005 were 8.5%,  8.8% and 8.1% respectively. As of April 30, 2005, (i.e., the moving quarter February-April), unemployment was 8.3%, representing an increase as compared to 7.9% for the previous moving quarter January-March; and an increase compared to the 8.2% in the February-April quarter of last year at April 30, 2005.

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

          The following table sets forth, for the periods indicated, changes in net revenues and same store sales together with certain macroeconomic indicators. “Same store sales” means net revenues earned during the period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior twelve months:

	Year ended December 31,

	2003	2004		2005

Increase in net revenues	9.8%	20.8%		7.1%
Increase in sales of groceries, perishables and non-food items (including pharmacy sales)	9.0%	19.0%		4.5%
Increase (decrease) in same store sales	0.3%	1.6%		(1.3)%
Increase in suppliers fees	9.8%	29.8%		12.5%
Increase in selling space(1)	25.7%	23.1%		5.4%
Increase (decrease) in sales per square meter	1.2%	(4.2	) %	3.1%
Increase in Chilean GDP(2)	3.9%	6.2%		6.3	%(2)
Increase in Chilean consumption(2)	2.6%	5.9%		8.2	%(2)

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.
(2)	Preliminary figures.

          Credit Card Revenues. We generate our credit card revenues primarily from finance charges on outstanding balances and late fees charged to our credit card customers. Our credit card revenues depend primarily on the total number of active Presto accounts, the average outstanding balances on those accounts, and the average interest rates we charge on those balances. We include, as part of our total trade receivables amounting to Ch$136,993 million (US$267.3 million) and also as part of our long term debtors amounting to Ch$49,415 million (US$96.4 million), Ch$168,794 million (US$329.3 million) of trade accounts receivable of our Presto subsidiary (net of provisions), to be received from Presto card users. Key factors influencing our credit card revenues include:

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

•

Other financial revenues.  This refers to credit card commissions and fees. As Presto cards are used, a monthly statement is issued containing an invoicing fee. Also, when past-due accounts are collected, a collection fee is charged to the customer. Additionally, as our card starts operating as an “open card”, accepted by businesses unaffiliated to Líder stores, its use generates a fee charged to these businesses referred to as the merchant discount. Finally, from January 2005, a monthly maintenance fee to the cardholder has been charged to offset the significant discounts that Presto cardholders are entitled to when shopping in our Líder stores. These Impactos Presto have contributed to the growth in the number of new accounts opened and active accounts. As our financial services division further diversifies its services, including insurance brokerage among others, we expect to derive commissions from such sales. Other financial revenues including merchant discounts, fees to cardholders and commissions are expected to grow resulting in a reduction on the reliance of our financial services division on revenues from credit, along with an increase of revenues from transactions or use of the card regardless of the use of credit.

•

Mix of sales- Food and Non-Food.  In 2005, our Presto card was used in approximately 20.0% of our sales with respect to food products as compared to 13.6% for 2004. Sales of food products represented 80.4% of our sales for 2005 as compared to 80.2% for 2004 resulting from our decision to grow both in volume and assortment of non-food items offered in our stores, making inroads in an increasing number of non-food product lines, in addition to pharmaceuticals through our FarmaLíder stores. The expansion of our supermarket business to include higher priced durable goods, such as household appliances and electronics, has contributed to the growth of our credit card business. Our customers often require credit to purchase these higher-priced items. For 2005, our Presto card was used in approximately 35.1% of our sales in non-food areas as compared to 32.1% in 2004. Sales of non-food products (including pharmaceuticals in our FarmaLíder stores) represented 19.6% of our sales for 2005 as compared to 19.8% in 2004. We believe our strategy of expanding our non-food offerings will continue to play a major role in the net revenues generated by our credit card business.

          Other revenues. Our other revenues include revenues from our real estate operations, which primarily comprise revenues from lease payments from merchants that lease space in our stores and malls. Except for 2003, when increased lease payments derived from other revenues resulted in an appreciable increase (See “— Results of Operations — 2004 Compared to 2003 — Net Revenues — Other Revenues ” below), our other revenues have remained relatively constant, owing principally to the fact that we have not opened new shopping centers in recent years and that we do not own the property on which many of our newer stores operate.

     Key Factors Affecting Our Cost Structure

          Cost of Sales and Gross Profit.  Our operating margins rose in 2005 to 4.3% from 2.0% in 2004 due principally to adjustments in our pricing strategy. Our cost of sales includes our purchasing costs associated with our products, plus the shrinkage from our store operations, plus reductions in the prices of our products related to promotions that are not offset by corresponding decreases in the cost of such products to us. “Shrinkage” includes losses in inventory, losses and damage of our products during transportation and losses caused by theft. We always seek to reduce the purchasing cost of our products in part by increasing the volume of our purchases and, thereby, improving the terms under which we acquire our merchandise. As we have increased our sales of higher-priced non-food products, shrinkage has become an increasingly important factor in our cost structure. Other costs such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our distribution network are not accounted for in the cost of sales line item. Therefore, our cost of sales, gross profit and gross margin may not be comparable to those of other market players.

          Selling and Administrative Expenses.  Our selling and administrative expenses primarily include the following costs: labor and personnel, advertising, maintenance, provisions for doubtful accounts related to our credit card business, utilities, credit card commissions paid to third parties and insurance.

•

Labor and personnel expenses:  Our labor and personnel expenses are the main component of the total operating expenses and they represented 35.2% during the year 2005, 35.0% during the year 2004 and 34.9% in 2003. As a percentage of net revenues, labor and personnel expenses represented 8.4% in 2005, 7.4% in 2004 and 6.8% in 2003. During 2005, our labor expenses increased 21.5% compared to 2004, explained by the 7.1% growth in our company’s net revenues and also the change in the labor laws that reduced the number of working hours per week.

•

Advertising expenses:  Our advertising expenses represented 7.8% of our total operating expenses in 2005, 6.3% in 2004 and 5.6% in 2003. As a percentage of net revenues, advertising expenses represented 1.9% in 2005, 1.4% in 2004 and 1.0% in 2003. During 2004 and 2005, advertising expenses increased due to the cost of promotional incentives given to Presto card holders and the implementation of our strategy which aims to deliver superior service and quality at the lowest possible price.

•

Provisions for doubtful accounts.  In connection with our credit card operations, we record an allowance for doubtful accounts, which corresponded to 11.0% of net credit card receivables or 9.9% of our gross credit receivables for 2005, which is used to offset write-offs and maintain an allowance deemed appropriate to the amount of total receivables. Our allowances for doubtful accounts have risen in recent years and are primarily a function of the total number of credit card accounts and higher delinquency rates. Moreover, as a result of electing to open our Presto card to unaffiliated merchants, we have become subject to the regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras and have, in accordance with its provisioning policies increased our allowances for doubtful accounts. We record provisions of a set percentage of outstanding balances for each past due credit card loan and evaluate these provisions based on the number of days past due and the historical behavior of our customers. As we continue to expand our credit card business, we expect our aggregate allowance for doubtful accounts to increase.

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

          Our company has no significant debt in foreign currency. As of December 31, 2005, it held U.S. dollar-denominated letters of credit for US$37.1 million, which are exposed to exchange risks. At the same time, our company holds notes receivable in U.S. dollar currency for US$47.7  million mainly related to the divestment of Supermercados Ekono S.A. (Argentina). Our company’s net exposure to exchange rate is US$10.6 million, therefore, price-level restatement and foreign exchange gain (loss) have no significant effect on our net income.

          Income tax expense.  We account for income taxes using the asset and liability method. Accordingly, deferred taxes are recorded for the differences between the tax and book basis of assets and liabilities that will reverse in future periods. Changes in the tax versus the book basis of certain of our assets may, from time to time, increase our deferred tax assets in a given period.

     Our Business Model

          We seek to deliver service and quality at the lowest possible price by keeping a perceptual low price positioning along with incentives for holders of our Presto credit card, the development of our Lider brand name, and high-low pricing in perishables. Our strategy is based on savings achieved through operational excellence that are transferable to the customer.

          For 2005, as a result of the deployment of our strategy, our gross profit increased to 28.0% compared to 23.1% for 2004. Such deployment, together with the opening of six new stores, the reopening of one store and the growth of our Presto credit card had a positive impact on our net revenues in 2005 which increased 7.1% to Ch$1,598,767 million (US$3,119.5 million) for 2005 from Ch$1,492,318 million for 2004.

          Our business model is a part of our strategy and is premised on several assumptions:

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

•

High traffic provides opportunities for cross-selling.  We intend to take advantage of the higher volume of customer traffic we expect to generate through our current strategy by cross-selling an expanding range of quality non-food products and complementary services to our customers, delivering service and quality at the lowest possible price by keeping a perceptual price positioning, offering incentives to holders of our Presto credit card, developing our Líder brand name, and offering high-low pricing in perishables. By capturing a greater share of the consumer’s wallet and achieving country-wide coverage through our expansion program, we expect to increase our revenues.  Our same store sales decreased in 2005 by 1.3% compared to a 1.6% increase in 2004, mainly due to lower traffic as a result of increased competition.

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

     Allowance for Doubtful Accounts and Delinquent Credit Card Balance Policy

          We maintain an allowance for doubtful accounts for estimated losses, which result from our credit card customers not making required payments. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We base our allowance on the likelihood of loss in our credit card loan portfolio based on past experience and by reviewing current collection trends that are expected to continue. In addition, we discontinue accruing interest on credit card loans that are more than 90 days past due and write off credit card loans that are more than 180 days past due.

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

          The detail of allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005, and the potential impact of changes in uncollectibility rates are shown in the following table:

	2003	2004	2005

	Ch$ million
Net receivables	75,242	127,357	168,794
Allowance for doubtful accounts	14,836	18,928	18,550
Allowance for doubtful accounts/total net receivables	19.7%	14.9%	11%
Hypothetical uncollectibility rose by 25%	24.6%	18.6%	13.8%
Impact on income statement (increase in expenses)	3,674	4,760	4,742

     Receivable from Disco S.A.

          We believe that our receivable from Disco S.A. for the sale of Ekono-Argentina will ultimately be collected. The lack of a valuation allowance for this receivable is a critical accounting policy as management must make decisions regarding the viability of legal recourse where the outcome is uncertain. Moreover, if we are unable to recover, or if we determine that it is probable that we would be unable to recover any remaining amount and that the amount of such loss is estimable, we would be required to create a valuation allowance for such amount. As of December 31, 2005, the receivable from Disco S.A. amounted to Ch$24,459 million (US$47.7 million) recorded in the account sundry debtors within notes and in accounts receivable in current assets.

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

          The detail of provisions for shrinkage for the years 2003, 2004 and 2005 is the following:

	2003	2004	2005

	Ch$ million	Ch$ million	Ch$ million
Shrinkage	22,115	30,344	27,520
%/sales	2.0%	2.3%	2.0%
Hypothetical increase by 25%	2.5%	2.9%	2.5%
Impact on cost of sales (increase)	5,060	7,174	6,278

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

          The principal amounts recorded of goodwill for the years 2003, 2004 and 2005 are as follows:

	2003		2004		2005

	Ch$ million	US$ million	Ch$ million	US$ million	Ch$ million	US$ million
Maquinsa (ex Fullmarket S.A.)	10,236	19.9	9,438	18.4	8,641	16.9
Magallanes S.A. (Carrefour Chile)			23,067	45.0	21,853	42.6
Alvi Supermercados Mayoristas S.A.	—	—	—	—	6,923	13.5

Total	10,236	19.9	32,505	63.4	37,417	73.0

          Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

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

          Our goodwill as of December 31, 2005 primarily originated from the acquisition of Carrefour Chile (currently known as Magallanes S.A.) operations, from the purchase of Fullmarket S.A. (currently known as Maquinsa S.A.) in 1996, and from the purchase of 35% of the shares issued by Alvi Supermercados Mayoristas S.A.

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

          On October 13, 2005, we acquired 35% of the shares of Alvi Supermercados Mayoristas S.A.  The excess of the purchase price paid for the shares acquired from Alvi over the net book value of assets acquired and liabilities assumed was designated as goodwill.  The value of the goodwill will be modified based on current norms, once the process to define the fair value of the investment is concluded.

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

          The following table shows the accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men). Additionally, it shows how this amount would increase or decrease in our balance sheet in case of a 9% or a 5% discount rate:

Severance Indemnities	Ch$ million	US$ million

Short-term and long-term with 7% discount rate	6,026	11.8
With 5% discount rate	7,748	15.2
Impact on income statement (expense increase)	1,722	3.4
With 9% discount rate	4,304	8.4
Impact on income statement (expense decrease)	1,722	3.4

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

          The preparation of consolidated financial statements in conformity with Chilean GAAP requires us to make estimates and assumptions, relating to the useful lives of such assets which affects the reported amounts of such assets and disclosure at the date of the publication of the financial statements as well as reported amounts of expenses during the reporting periods. The factors which we use to determine the useful lives include:

•	the estimated service life of the asset; and

•	the estimated technological life of the asset.

          The detail of depreciation charges for the years 2003, 2004 and 2005 is the following:

	2003	2004	2005

	Ch$ million
Depreciation	39,882	49,365	53,368
10% increase or decrease	3,988	4,937	5,337

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

Results of Operations

          The following table sets forth, for the periods indicated, certain items in our income statement and their respective percentages of net revenues:

	Year ended December 31,

	2003	2004	2005

Net revenues	100.0%	100.0%	100.0%
Cost of sales	(77.5)	(76.9)	(72.0)

Gross profit	22.5	23.1	28.0
Selling and administrative expenses	(19.6)	(21.0)	(23.7)

Operating income	3.0	2.0	4.3
Non-operating income	0.1	0.2	0.3
Non-operating expenses	(1.6)	(1.5)	(1.5)
Price-level restatement and foreign exchange gain (loss)	(0.1)	0.1	(0.1)
Taxes	(0.4)	(0.2)	(0.3)

Net income	1.0%	0.7%	2.7

     2005 Compared to 2004

           For 2005, our net revenues increased 7.1% to Ch$1,598,767 million (US$3,119.5 million) compared to Ch$1,492,318 million for 2004. This increase resulted primarily from the opening of new stores during the year (six new stores: four Líder Express and two Líder Vecino stores). Additionally, we reopened one Líder hypermarket in December 2005. Gross profit increased 29.9% to Ch$447,641 million (US$873.4 million) compared to Ch$344,517 million in 2004 and gross margin increased 490 base points to 28.0% of revenues from 23.1% in 2004. This increase in gross margin occurred as a result of the evolution of our business strategy which included more aggressive introduction of private labels in the assortment, (which have a higher commercial margin than branded products) and increased revenues from our financial services division.

           Net Revenues.  Our net revenues for 2005 were Ch$1,598,767 million (US$3,119.5 million), which represented an increase of 7.1% compared to Ch$1,492,318 million for 2004.

          The 7.1% increase in our net revenues for the period 2005 resulted primarily from a 5.1% increase in sales from LIDER and Farmalider stores, mainly driven by new sales from stores opened during the period. Additionally the 7.1% increase in revenues is explained by the 119.2% increase of financial revenues resulting from the 28.0% increase of accounts in good standing and the 28.1% increase in credit receivables. Finally, this is also explained by the 4.8% increase in real estate and logistic revenues attributable to increased lease payments for rental of commercial localtions in our stores and shopping malls and higher centralization of merchandise in our Distribution Center (66% for the year 2005 compared to 63% in 2004).

          The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

	Year ended December 31,

	2004		2005		% change

Hypermarkets and Supermarkets (including FarmaLíder)	Ch$	1,425,530	Ch$	1,498,474	5.1%
Credit cards		26,480		58,034	119.2
Other (real estate and logistics)		40,308		42,259	4.8

Total	Ch$	1,492,318	Ch$	1,598,767	7.1%

•

Retail Formats (Líder and FarmaLíder).  A 5.1% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$1,498,474 million (US$2,923.9 million) for 2005 compared to Ch$1,425,530 million for 2004. This increase resulted principally from an addition of 21,659 square meters of sales area, from 404,467 at December 31, 2004 to 426,126 at the same date in 2005 (due to the opening of four Líder Express compact hypermarkets, two Líder Vecino hypermarkets and the reopening of one Lider hypermarket), an increase of 5.4% over the total sales area at December 31, 2005. Furthermore, during 2005, 10 new pharmacy stores were added. These new stores accounted for 7.0% of our hypermarket and supermarket sales for 2005, which reflect a 1.3% decline in same store sales.

•

Credit Card.  A 119.2% increase in net revenues derived from Presto credit card operations compared to 2004, reflecting an increase in our net financial revenues including primarily interest and commissions, to Ch$58,034 million (US$113.2 million) for 2005 compared to Ch$26,480 million for 2004. This increase was attributable to a 28.0% increase in accounts in good standing at period-end, from 1,180,456 accounts at December 31, 2004 to 1,510,532 accounts in 2005, and to the promotion of sales of food and non-food products through our Presto card (21.2% of overall penetration of the credit card in total sales for 2005 compared to 16.6% for 2004). At December 31, 2005, the total outstanding of the Presto card totaled Ch$187,344 million (US$365.5 million) compared to Ch$146,284 million at the same date of 2004, representing a 28.1% increase.

•

Other Revenues.  A 4.8% increase in other revenues derived from real estate and logistic operations to Ch$42,259 million (US$82.5 million) for 2005 compared to Ch$40,308 million in 2004. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales (4.5% increase in 2005 over 2004) and increased centralization of merchandise in our distribution center (63.2% of centralization for 2004 compared to 65.7% for 2005).

          Cost of Sales and Gross Profit.  Our gross profit for 2005 increased 29.9%, to Ch$447,641 million (US$873.4 million), from Ch$344,517 million for 2004.

           As a percentage of net revenues, cost of sales for 2005 was 72.0% compared to 76.9% for 2004. The increase in gross margin was principally attributable to adjustments following our pricing strategy, an increase of 23.1% in the share of private label sales (which have a higher commercial margin than branded products) in mass consumption products, which represents a 62% of total sales, and improved negotiations with suppliers. Additionally, the sustained increase of Presto revenues made a significant contribution to the increase in gross margin.

          Selling and Administrative Expenses.  Selling and administrative expenses (including depreciation) for 2005 were Ch$379,572 million (US$740.6 million), representing a 20.9% increase as compared to Ch$313,935 million for year 2004.

          As a percentage of net revenues, selling and administrative expenses increased to 23.7% for 2005 from 21.0% for 2004, principally due to the stores opened during 2005 (two Lider Vecinos, four Lider Express, one Lider hypermarket reopened and ten new FarmaLider stores), in addition to higher expenses in existing stores resulting from the reduction in the number of working hours per week and increases for our credit card operations.

          Selling and administrative expenses related to our credit card operations increased by 91.6% to Ch$55,336 million (US$108.0 million) in 2005 compared to Ch$28,886 million for 2004. This increase was principally attributable to operating expenses excluding allowances for doubtful accounts which increased by 185.7% from Ch$9,661 million in 2004 to Ch$27,603 million (US$53.9 million) in 2005, as necessary to administer a 28.1% increase in outstanding credit from Ch$146,284 million at December 31, 2004 to Ch$187,344 million (US$53.9 million) at December 31, 2005, and the 28.0% increase in accounts in good standing and also explained by higher marketing expenses in connection with the Impactos Presto campaign.

          Costs related to the credit card operations are accounted for in selling and administrative expenses in the consolidated income statement.

          Operating Income.  Operating income for 2005 was Ch$68,069 million (US$132.8 million), representing an increase of 122.6% as compared to Ch$30,582 million for 2004, reflecting the 29.9% increase in gross profit and the 7.1% in net revenues described above, which is only partially offset by the 20.9% increase in selling and administrative expenses. As a percentage of net revenues, operating income for 2005 was 4.3%, representing an increase of 230 base points as compared to operating income equivalent to 2.0% of net revenues for 2004.

          Non-operating Income.  The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,

		2004		2005

	(in millions of constant Ch$)
Financial income		1,350		2,822
Other non-operating income(1)		1,148		914
Amortization of negative goodwill		367		367
Minority Interest		128		2

Total non-operating income	Ch$	2,993	Ch$	4,105

(1) “Other” includes principally equity in earnings of related companies.

          Non-operating income for 2005 was Ch$4,105 million (US$8.0 million), representing an increase of 37.2% compared to non-operating income of Ch$2,933 million for 2004. This increase resulted primarily the 109.0% increase in financial income which totaled Ch$2,822 million (US$5.5 million) for 2005 compared to Ch$1,350 million for 2004, explained by the investment of proceeds from the capital increase of August 2004 in marketable securities.

          Non-operating Expense.  The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,

	2004		2005

	(in millions of constant Ch$)
Financial expense	Ch$	19,368	Ch$	20,092
Minority interest		—		—
Other non-operating expense(1)		1,413		1,081
Amortization of goodwill		2,049		2,146

Total non-operating expense	Ch$	22,830	Ch$	23,319

(1) “Other” includes equity in losses of related companies and charitable contributions.

          Non-operating expense for 2005 was Ch$23,319 million (US$45.5 million), representing an increase of 2.1% compared to non-operating expense of Ch$22,830 million for 2004. This increase resulted primarily from higher financial expenses by 3.7%, which totaled Ch$20,092 million (US$39.2 million) for 2005 compared to Ch$19,368 million for 2004 explained by the higher indebtedness of our company and higher interest rates on debt, and by a 4.7% increase in charges of amortization of goodwill: Ch$2,146 million (US$4.2 million) for the year 2005 as compared to Ch$2,049 million for 2004, originated in goodwill from Carrefour.

          Price-level Restatement and Foreign Exchange Gain (Loss).  Net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$1,659 million (US$3.2 million) for 2005, as compared to a net gain of Ch$2,189 million for 2004, representing a decrease of 175.8%. The net loss in 2005 compared to the net gain in 2004 is primarily attributable to foreign exchange insurance contracts entered into to hedge these exchange variations on foreign currency assets during the period.

          Income Taxes.  Income taxes for 2005, including current and deferred taxes, amounted to Ch$4,829 million (US$9.4 million), representing a 119.1% increase as compared to a charge of Ch$2,204 million for 2004, partly due to the increase in income before income taxes recorded during 2005 compared to the amount recorded in 2004. The effective tax rate during the year 2005 was 10.2%. The lower effective tax rate (the statutory tax rate is 17%) is due to a tax loss generated in the sale of fixed assets from the parent company to a subsidiary, which resulted in a reduction of the base amount of taxable income.

          Net Income.  Net income for 2005 was Ch$42,367 million (US$82.7 million) representing an increase of 294.8% as compared to net profit of Ch$10,730 million in 2004. As a percentage of net revenues, net income margin recorded in 2005 was 2.7%, an increase of 200 base points compared to 0.7% in 2004.

     2004 Compared to 2003

          For 2004, our net revenues increased 20.8% to Ch$1,492,318 million compared to Ch$1,234,990 million for 2003. This increase resulted primarily from the integration of six stores acquired from Carrefour, the remodeling of two stores (Arica and La Calera) and the opening of new stores during the year (six new stores: four Líder Vecino and two Líder stores). Our EDLP strategy, which began in mid-2003, evolved in the last quarter of 2004 into our current strategy. Gross profit increased 23.9% to Ch$344,517 million compared to Ch$278,096 million in 2003 and gross margin increased 60 base points to 23.1% of revenues from 22.5% in 2003. This increase in gross margin occurred as a result of the evolution of our business strategy which included more aggressive introduction of private labels in the assortment, and increased revenues from our financial services division.

          Net Revenues.  Our net revenues for 2004 were Ch$1,492,318 million, which represented an increase of 20.8% compared to Ch$1,234,990 million for 2003. The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

The 20.8% increase in our net revenues for the period 2004 resulted primarily from:

	Year ended December 31,

	2003		2004		% change

Hypermarkets and Supermarkets (including FarmaLíder)	Ch$	1,181,107	Ch$	1,425,530	20.7%
Credit cards		20,267		26,480	30.7
Other		33,616		40,308	19.9

Total	Ch$	1,234,990	Ch$	1,492,318	20.8%

•

Retail Formats (Líder and FarmaLíder).  A 20.7% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$1,425,530 million for 2004 compared to Ch$1,181.107 million for 2003. This increase resulted principally from an addition of 71,123 square meters of sales area, from 333,344 at December 31, 2003 to 404,467 at the same date in 2004 (opening of four Líder Vecino compact hypermarkets and two Líder hypermarkets, in addition to stores acquired from Carrefour, the transformation of Líder Express Arica into Líder Vecino, the enlargement of Líder Express La Calera), an increase of 21.3% over the total sales area at December 31, 2003. These new stores accounted for 17.5% of our hypermarket and supermarket sales for 2004. Another factor which contributed to the increase in revenues from retail formats was the evolution of our business strategy, which helped to increase customer traffic levels (20.5% increase in total transactions and 2.7% increase in same store transactions for 2004 compared to 2003).

•

Credit Card.  A 30.7% increase in net revenues derived from Presto credit card operations compared to 2003, reflecting an increase in our net financial revenues including primarily interest and commissions, to Ch$26,480 million for 2004 compared to Ch$20,267 million for 2003. This increase was attributable to an 80.9% increase in accounts in good standing at period-end, from 652,541 accounts at December 31, 2003 to 1,180,456 accounts in 2004, and to the promotion of sales of food and non-food products through our Presto card (16.6% of overall penetration of the credit card in total sales for 2004 compared to 14.2% for 2003). At December 31, 2004, the total outstanding of the Presto card totaled Ch$146,284 million compared to Ch$90,077 million at the same date of 2003, representing a 62.4% increase.

•

Other Revenues.  A 19.9% increase in other revenues derived from real estate and logistic operations to Ch$40,308 million for 2004 compared to Ch$33,616 in 2003. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales (19.0% increase in 2004 over 2003) and increased centralization of merchandise in our distribution center (58.5% of centralization for 2003 compared to 63.2% for 2004).

          Cost of Sales and Gross Profit.  Our gross profit for 2004 increased 23.9%, to Ch$344,517 million, from Ch$278,096 million for 2003.

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

          Selling and Administrative Expenses.  Selling and administrative expenses (including depreciation) for 2004 were Ch$313,935 million, representing a 29.9% increase as compared to Ch$241,639 million for year 2003.

          As a percentage of net revenues, selling and administrative expenses rose to 21.0% for the year 2004 from 19.6% in 2003, principally due to increased operating costs from the integration of Carrefour stores and new stores opened in 2004 (additional expenses from Carrefour and new stores account for 22.5% of the expenses increase mentioned above); and increased operating expenses (excluding allowances for doubtful accounts) from the Presto financial services division from Ch$5,409 million in 2003 to Ch$9,661 million in 2004.

          Selling and administrative expenses related to our credit card operations increased by 10.6% to Ch$28,886 million in 2004 compared to Ch$26,112 million for 2003. This increase was principally attributable to operating expenses excluding allowances for doubtful accounts which increased by 78.6% from Ch$5,409 million in 2003 to Ch$9,661 million in 2004, as necessary to administer a 62.4% increase in outstanding credit from Ch$90,077 million at December 31, 2003 to Ch$146,284 million at December 31, 2004, and the 80.9% increase in accounts in good standing.

          Costs related to the credit card operations are accounted for in selling and administrative expenses in the consolidated income statement.

          Operating Income.  Operating income for 2004 was Ch$30,582 million, representing a decrease of 16.1% as compared to Ch$36,455 million for 2003, reflecting the 29.9% increase in operating costs described above, which is partially offset by the 23.9% increase in gross profit. As a percentage of net revenues, operating income for 2004 was 2.0%, representing a decrease of 100 base points as compared to operating income equivalent to 3.0% of net revenues for 2003.

          Non-operating Income.  The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,

	2003		2004

	(in millions of constant Ch$)
Financial income	Ch$	572	Ch$	1,350
Other non-operating income(1)		628		1,148
Amortization of negative goodwill		375		367
Minority Interest		—		128

Total non-operating income	Ch$	1,575	Ch$	2,993

(1) “Other” includes principally equity in earnings of related companies.

          Non-operating Expense.  The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,

	2003		2004

	(in millions of constant Ch$)
Financial expense	Ch$	17,423	Ch$	19,368
Minority interest		41		—
Other non-operating expense(1)		1,368		1,412
Amortization of goodwill		844		2,049

Total non-operating expense	Ch$	19,676	Ch$	22,829

(1) “Other” includes equity in losses of related companies and charitable contributions.

          Non-operating expense for 2004 was Ch$22,829 million, representing an increase of 16.0% compared to non-operating expense of Ch$19,676 million for 2003. This increase resulted primarily from higher financial expenses by 11.2%, which totaled Ch$19,368 million for 2004 compared to Ch$17,423 million for 2003 explained by the higher indebtedness of our company and by a 142.8% increase in charges of amortization of goodwill: Ch$2,049 million for the year 2004 as compared to Ch$844 million for 2003, originated in goodwill from Carrefour.

          Price-level Restatement and Foreign Exchange Gain (Loss).  Net price-level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$2,189 million for 2004, as compared to a net loss of Ch$925 million for 2003, representing an increase of 336.5%. The net gain in 2004 compared to 2003 is primarily attributable to foreign exchange insurance contracts entered into to hedge these exchange variations on foreign currency assets during the period.

          Income Taxes.  Income taxes for 2004, including current and deferred taxes, amounted to Ch$2,205 million, representing a 55.3% reduction as compared to a charge of Ch$4,936 million for 2003, partly due to the decrease in income before income taxes recorded during 2004 compared to the amount recorded in 2003. Such reduction is mainly due to the increase of deferred tax assets in connection with tax losses from subsidiaries. The effective tax rate during the year 2004 was 17.0%.

          Net Income.  Net income for 2004 was Ch$10,730 million representing a decrease of 14.1% as compared to net profit of Ch$12,495 million in 2003. As a percentage of net revenues, net income margin recorded in 2004 was 0.7%, a reduction of 30 base points compared to 1.0% in 2003.

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

          The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2005, together with foreign exchange gains, resulted in a net loss of Ch$1,659 million (US$3.2 million), compared to a net gain of Ch$2,189 million (US$4.3 million) in 2004. This was principally due to the appreciation of the Chilean peso affecting our dollar-denominated assets.

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

Liquidity and Capital Resources

     Overview

           Our principal uses of funds are for capital expenditures, dividend payments and the repayment of short-term and long-term liabilities, in addition to funding the increase in outstanding credit of the Presto financial business. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. Our Ch$ 170,000 million (US$250 million) capital increase in 2004 has further strengthened our capital resources. We believe that these sources of funds, together with our cash and cash equivalents on hand, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements. If we decide to increase our capital expenditure or succeed in increasing the use of the Presto credit card, granting additional new loans beyond our estimates, we would be able to increase our debt without having a negative impact on our net income, since higher revenues would offset higher financial expenses. Due to the nature of our business, we benefit from significant cash flows and access to vendor financing for purchases in the ordinary course of our business activities, which we estimate will continue in the same terms. The growth of our credit card business, as expected, will continue to increase our working capital requirements. As a result of our Ch$ 170,000 million (US$250 million) capital increase in 2004 and the additional operating cash flows generated during 2005, we believe we are well positioned to finance our capital requirements.

          In 2003, we increased our cash in the amount of Ch$9,591 million since net cash provided by operating and financing activities exceeded the amount used in investing activities. In 2004, due to the capital increase, we increased our cash and cash equivalent in the amount of Ch$50,633 million, despite the fact that our net cash from our operating activities was negative in the amount of Ch$13,969 million, largely due to the implementation of our EDLP strategy, in addition to the increase in accounts receivable of our Presto financial business.

          In 2005, our cash and cash equivalent decreased in the amount of Ch$19,830 million (US$38.7 million) since funds used in financing activities exceeded the amount of funds provided by financing activities. Therefore, we used our cash and cash equivalents in our commitments and investment activities.

          In 2006, we expect our major cash needs to include:

•	repayment or refinancing of short-term contractual obligations in the amount of Ch$213,876 million (US$417.3 million);

•	budgeted capital expenditures of Ch$102,500 million (US$200 million);

•	budgeted cash dividends of approximately Ch$20,500 million (US$40.0 million); and

•	increased working capital needs, primarily in connection with our planned expansion of our credit card operations in the amount of Ch$51,250 million (US$100.0 million).

We expect to meet these cash requirements in 2006 through a combination of:

•	existing cash resources and cash flow to be generated from our operations in 2006;

•	additional short-term and long-term debt that we will incur as necessary; and

•	proceeds remaining from our Ch$ 170,000 million (US$250 million) equity offerings in 2004.

Sources and Uses of Funds

          Cash and Working Capital.  At December 31, 2005, we had negative net working capital in the amount of Ch$100,390 million (US$195.9 million), compared with net working capital of Ch$39,823 million at December 31, 2004. We typically used to have a negative working capital position because of our extensive use of supplier financings. A negative working capital position does not affect our ability to obtain financing. However, the expansion of our Presto credit card has resulted in significant increases in our working capital requirements, as shown in 2004. In 2005, we had a negative working capital position due to higher levels of short-term financial debt.

          Net Cash Provided by (Used in) Operations.  Net cash provided by operations in 2005 was Ch$63,711 million (US$124.3 million), representing an increase as compared to Ch$13,969 million used in operations in 2004. Funds provided by operations consist principally of funds from our net income which were Ch$42,367 million for 2005 and Ch$10,730 million in 2004. Funds provided by operations consist principally of funds generated from our revenues increase (7.1% increase in 2005 compared to 2004) and gross margin increase (from 23.1% in 2004 to 28.0% in 2005).

          Net Cash Used in Investing Activities.  Net cash used in investing activities was Ch$62,650 million (US$122.2 million) for 2005, a 36.9% decrease compared to 2004. The principal uses for investing activities in 2005 were Ch$50,344 million (US$98.2 million) for the purchases of property, plant and equipment (new stores and land).

          Net Cash from Financing Activities.  In 2005, our financing activities resulted in a use of Ch$20,892 million (US$40.8 million) which included Ch$129,155 million (US$252.0 million) from the issuance of debt and bank loans. These amounts were offset by Ch$129,020 million (US$251.7 million) in repaid debt. We still maintain cash and cash equivalents in the amount of Ch$61,110 million (US$119.2 million) from the net proceeds from our 2004 equity offering.

          Contractual Cash Obligations.  The following table summarizes our contractual cash obligations and commercial commitments as of December 31, 2005 and the breakdown of such obligations in specified future periods.

	Payment due by period (in millions of constant Ch$as of December 31, 2005)

Contractual Obligations	Total (1)		Less than 1 year (2)		1-3 years (2)		3-5 years (2)		More than 5 years (2)

Long-term bank debt, including current portion	Ch$	75,402	Ch$	23,882	Ch$	45,270	Ch$	6,250	Ch$	—
Short-term bank debt		56,644		56,644		—		—		—
Capital lease obligations		6,237		4,794		1,104		339		—
Purchase obligations		—		—		—		—		—
Bonds and commercial paper		196,692		128,556		17,210		13,172		37,753

Total contractual obligations (principal plus interest)	Ch$	334,975	Ch$	213,876	Ch$	63,585	Ch$	19,761	Ch$	37,753

Principal	Ch$	330,137	Ch$	209,038	Ch$	63,585	Ch$	19,761	Ch$	37,753
Interest		4,839		13,297		10,214		5,230		19,892

(1)	Interest recognized as of December 31, 2005.
(2)

Interest amounts for each of the periods shown in table and included with their respective obligations have been estimated considering the interest rate as of December 31, 2005, whether variable or fixed.

          We have incurred our long-term debt obligations primarily to replace certain short-term debt obligations and to enable us to pursue strategic acquisitions.

          Dividends.  In 2005, dividends paid totaled Ch$13,327 million (US$26.0 million), as compared with Ch$25,663 million (US$50.1 million) in 2004. Chilean law generally requires us to distribute a minimum of 30% of our net income to our shareholders in the form of dividends. For more information on our dividend policy, see Item 10 — “Additional Information—Dividend Policy and Dividends”.

          Capital Expenditures.  Our capital expenditures in 2005 totaled Ch$62,129 million (US$121.2 million), as compared with Ch$156,505 million (US$305.4 million) in 2004. These capital expenditures were invested in the opening of six new stores, including four Líder Express supermarkets and two Líder Vecino compact hypermarkets, and in the purchase of land and in the acquisition of 35% of the ownership of Alvi Supermercados Mayoristas S.A. We currently plan to make capital expenditures totaling Ch$102,500 million (US$200 million) in 2006. We plan to make capital expenditures in 2006 primarily to construct and develop new stores and to purchase additional properties.

          Working Capital.  In addition to the capital expenditures listed above, we also plan to allocate Ch$51,250 million (US$100.0 million) of cash to our credit card business in 2006 to cover additional working capital requirements in connection with the issuance of additional credit by Presto. This amount represents our estimated cash requirements based on our current projected levels of growth in credit card charge volume. Our expected growth in the use of our Presto credit card may not materialize.

     Debt

          Debt Status.  In addition to cash flow from our operations, we also rely on external borrowings in the local Chilean capital markets, as well as other borrowings from financial institutions. The costs associated with using external sources of financing will depend in large part on our credit ratings. Currently, our local credit ratings from Fitch Chile Clasificadora de Riesgo Limitada and Feller-Rate Clasificadora de Riesgo Limitada are First Class - Level 2 for our shares and AA-, respectively, for our bonds and commercial papers, with a stable outlook. Since all our debt is issued locally and these are the ratings applicable to our debt, a significant downgrade by Fitch Chile Clasificadora de Riesgo Limitada or Feller-Rate Clasificadora de Riesgo Limitada may increase the cost of our future borrowings or make it more difficult to access the public debt markets. Such change is unlikely in view of the stable outlook of these ratings. Regarding international ratings, at the date hereof, our senior unsecured local and foreign currency-denominated debt had a credit rating of BBB+ with a negative outlook with Fitch Ratings. Such rating was downgraded to BBB with a stable outlook by Fitch Ratings on May 22, 2006. In addition to our own performance, such credit agencies may give consideration to the general macroeconomic and political trends affecting Chile and Latin America generally.

          The Superintendency of Securities and Insurance (SVS) approved the issuance of bonds by D&S’s subsidiary SAITEC (Sociedad Anónima Inmobiliaria y Establecimientos Commerciales) in the amount of UF4,500,000 (US$157.8 million).  This issuance was registered under number 463 of the SVS registry, dated April 18, 2006.  The proceeds will be used to refinance bank debt and to finance new real estate investment by the issuer.

          Additionally, the series A1 and A2 of bonds issued by D&S in December of 2000, in the amount of UF3,500,000 (US$122.7 million) will mature in October of 2006.  We intend to issue new bonds for an equivalent amount in similar conditions to refinance the maturity of such bonds.

          At December 31, 2005, our aggregate outstanding debt and lease obligations were Ch$334,975 million (US$653.6 million), consisting of:

•

long-term debt including lease obligations of Ch$121,099 million (US$236.3 million), which includes financial debt of Ch$119,656 million (US$233.5 million) and lease obligations in the amount of Ch$1,443 million (US$2.8 million), and

•

short-term debt including the current portion of long-term debt of Ch$213.876 million (US$417.3 million), including short-term financial debt of Ch$115,211 million (US$224.8 million) and the current portion of long-term debt in the amount of Ch$98,665 million (US$192.5 million).

          In addition to our aggregate outstanding debt, we have short-term obligations incurred with our suppliers of Ch$221,544 million (US$432.3 million).

          We are also party to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$1,443 million (US$2.8 million) at December 31, 2005, as compared to Ch$6,039 million (US$11.8 million) at December 31, 2004. At December 31, 2005, our foreign currency liabilities totaled Ch$19,032 million (US$37.1 million). At December 31, 2004, we had liabilities of Ch$26,647 million denominated in U.S. dollars.

          Our major categories of indebtedness are as follows:

•

Bonds and commercial paper placed in the local capital markets in an aggregate principal amount of Ch$196,692 million (US$383.8 million) at December 31, 2005. We have issued four series of bonds in Chile which bear interest at a rate of 7.0%, 6.5%, 4.5% and 5.5% and commercial paper bearing interest at a rate of 4.2%, 4.32%, 4.80% and 5.64%.

•

Local bank debt in aggregate principal amount at December 31, 2005 of Ch$132,046 million (US$257.7 million). We have a Series of Chilean peso, UF- and U.S. dollar-denominated loans, the bulk of which are payable in UF and bear market interest rates according to the terms of the debt agreements.

          For further information regarding our debt, see Note 12 to our consolidated financial statements.

     Debt Restrictions

          Some of our long-term debt instruments contain standard financial covenants. Our principal covenants require us to maintain certain minimum ratios, such as debt-to-equity and interest coverage. We were in full compliance with our key financial covenants as of December 31, 2005. Moreover, we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital expenditure requirements for 2006 and 2007. We believe that we will be able to operate within the terms of our financial covenants for the foreseeable future. If we fail to operate within our covenanted restrictions or to obtain waivers of these covenants, it would result in defaults under our debt agreements and potentially, in the acceleration of amounts due.

          The material covenants of our long-term debt agreements at December 31, 2005 are described in the table below:

Our Principal Loan Covenants

Banco Santander- Santiago	1.	Minimum coverage of interest expenses of 3.75 (operating income plus depreciation divided by interest expense) for June and December.

	2.	Not to sell or use as collateral the Ekono, Almac and Líder brands.

	3.	Financial leverage less than 1.2 (interest-bearing liabilities divided by equity plus accumulated amortization of goodwill and negative goodwill) for March, June, September and December.

	4.	Not to grant new guarantees.

Bonds Series A, B, C, D	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.

	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).

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

          The following table sets forth net income and shareholders’ equity for the years ended and at December 31, 2003, 2004 and 2005 under Chilean GAAP and U.S. GAAP.

	Year ended December 31,

	2003		2004		2005		2005

	(in millions of constant Ch$and millions of US$)
Net income (Chilean GAAP)	Ch$	12,495	Ch$	10,730	Ch$	42,367	US$	82.67
Net income (U.S. GAAP)		15,651		9,923		46,402		90.5
Shareholders’ equity (Chilean GAAP)	Ch$	320,456	Ch$	472,326	Ch$	488,305	US$	952.8
Shareholders’ equity (U.S. GAAP)		309,517		469,122		490,739		957.5

          For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 25 to our consolidated financial statements.

          The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders’ equity in the three years ended December 31, 2003, 2004 and 2005 were:

•

our company occasionally enters into forward exchange contracts designated as “cash flow” hedges under Chilean GAAP. Unrealized gains on these contracts are deferred on the balance sheet but recorded in income under U.S. GAAP. Any unrealized losses on these contracts are recorded in income in both Chilean and U.S. GAAP. Chilean and U.S. GAAP also differ in the documentation requirements related to the designation of these contracts as “hedges” and the types of transactions which may be hedged. With the exception of the forward exchange contract which our company entered into to “hedge” the €100 million purchase of Carrefour S.A. on January 7, 2004, during the periods presented, there have been no significant adjustments recorded between Chilean GAAP and U.S. GAAP for these forward exchange contracts. However, as more fully explained in Note 25 to our financial statements, Chilean GAAP included the loss on the “hedge” of the purchase of Carrefour S.A. as part of the purchase price, while U.S. GAAP recognized the loss in income due to restrictions on the types of transactions which may be designated as “hedges” under U.S. GAAP;

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

•	the tax effects for any deferred tax effects related to other differences between Chilean GAAP and U.S. GAAP described herein;

•	the reversal of the amortization of complementary accounts created upon adoption of Technical Bulletin No. 60 under Chilean GAAP. See Note 25 to the financial statements.

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

•

U.S. GAAP reflects notes and accounts receivable with stated maturity dates at their present value if there is no associated contractual interest rate in the instrument and accretes interest through maturity so that the face value of the amounts is reflected in the balance sheet at the maturity date. Chilean GAAP presents the amount at its face value from recording date (contract date) through maturity date.

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

     Recent U.S. GAAP Accounting Pronouncements

          In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the timing and measurement of an impairment loss. These FSP’s are required to be applied to reporting periods beginning after December 15, 2005 and will be adopted by us in the first quarter of fiscal 2006. We do not expect the adoption of these FSP’s will have a material impact on our consolidated financial statements.

          In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument - an amendment of FASB Statements No. 133 and 140.  “This new statement:

(a)	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

(c)

establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

(e)

amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

          SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

Research and Development

          We do not currently conduct any significant research and development activities.

Trend Information

          We are unaware of any trends, uncertainty, demands, commitments or events that would have a material effect on our net revenues, profitability, liquidity or capital resources that has not been discussed in this annual report or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements.

Item 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

          Pursuant to the Chilean Companies Law, as amended by Law No. 19,705 enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of UF1,500,000 (approximately US$52.6 million as of December 31, 2005) must have no less than seven directors and an audit committee composed of no less than three board members. We are now managed by a board of directors that consists of nine directors who are elected at the annual shareholders’ meeting as mandated by our bylaws and have an audit committee composed of three board members. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next annual shareholders’ meeting, at which time the entire board of directors will be renewed, without prejudice to the re-election of any members.

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

          The current board of directors was elected on April 26, 2005 and their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held at the end of April 2008. The following are the current members of the board of directors and their respective positions:

Name	Position	Age

Felipe Ibáñez Scott(1)	President	52
Hans Eben Oyanedel	Vice President	64
Nicolás Ibáñez Scott (1)(2)	Director	50
Jonny Kulka Fraenkel	Director	61
Gonzalo Eguiguren Correa(3)	Director	47
Fernando Larraín Cruzat(4)	Director	47
Enrique Ostalé Cambiaso(5)	Director	46
Verónica Edwards Guzmán(6)	Director	48
René Cortázar Sanz(7)	Director	54

(1)	Mr. Felipe Ibáñez Scott and Mr. Nicolás Ibáñez Scott are sons of Mr. Manuel Ibáñez.
(2)	Between 1994 and 2002, Mr. Nicolás Ibáñez Scott served as our company’s CEO.
(3)	Between 1985 and 1995, Mr. Eguiguren served our company in our commercial operations department and as a director of corporate finance.
(4)

Mr. Larraín is the managing director of Larraín Vial S.A., a stock broker, investment bank, underwriter and financial services company with which we have regularly worked in the past and that presently renders services to our company.

(5)

Mr. Enrique Ostalé was appointed member of our board of directors on January 26, 2005. He replaced Mr. Rodrigo Cruz who resigned from our board of directors and the audit committee to serve as our corporate CEO on September 2, 2004. Mr. Cruz had been elected director in April 2003, and appointed to the audit committee in June 2003 subsequent to Mr. Hans Eben’s resignation from the audit committee.

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

Audit Committee

          Our audit committee(1) is composed of the following board member:

Name	Position	Age

René Cortázar Sanz (2).	Director	54

(1)

As required under Chilean law, we also have a Directors’ Committee (Comité de Directores) comprised of one independent director and two non-independent directors  to perform the supervisory functions detailed under Chilean law. The current members of the Directors’ Committee are Gonzalo Eguiguren Correa, Fermando Larraín Cruzat and René Cortázar Sanz.

(2)

Mr. René Cortázar Sanz is an independent director meeting the independence standards of the NYSE, elected to our board of directors at the annual shareholders’ meeting held on April 26, 2005, with the votes of the Chilean pension funds who are minority shareholders in D&S.

          Our audit committee has the following responsibilities:

•

Examine the reports of external auditors, our company’s annual report and other financial statements presented by the management of our company to its shareholders, and issue an opinion in connection with the same prior to such presentation;

•

Propose to our board of directors the external auditors and risk rating agencies which names shall be taken up to the shareholders’ meeting for appointment as external auditors and risk rating agencies of our company;

•	Examine all related-party transactions and issue a report to our board of directors on each of such transactions;

•	Examine the compensation packages and plans of managers and key executives;

•

The audit committee is required to suggest to the board the names of the auditors and risk rating agencies of the company that will be suggested to the shareholders at the annual shareholder’s meeting for approval; and

•	All other responsibilities assigned to it by the by-laws of our company or an agreement passed by the shareholders at a shareholders’ meeting or our board of directors.

Executive Officers

Our key executive officers are the following:

Name	Position	Age	Years with our company

Rodrigo Cruz Matta	Chief Executive Officer	53	33
Miguel Núñez Sfeir	Chief Financial Officer	40	17
Gonzalo Smith Ferrer	General Counsel	35	2

Division Managers

          Our key division managers are the following:

Name	Position	Age	Years with our company

Marcelo Gálvez Saldías(1)	General Manager of the Líder Division	42	18
José Pedro Varela Alfonso(2)	General Manager of Comvesa	46	21
Elias Ayub Uauy(3)	General Manager of Presto	53	2
Rodrigo Cañas Gajardo (4)	General Manager of FarmaLíder	54	24
Juan Pablo Vega Walker	Development Manager	38	3
Sebastián Rozas Heusser(5)	General Manager of the Real Estate Division	35	5

(1)	Mr. Gálvez took office in September 2004.
(2)	Mr. Varela took office in August 2004.
(3)	Mr. Ayub joined our company and took office in January 2004.
(4)	Mr. Cañas took office in July 2001.
(5)	Mr. Rozas took office in January 2004.

Biographical Information

          The following is a selected biographical description of each of the members of our board of directors and our executive officers:

     Directors

          Felipe Ibáñez Scott has been the president of our board of directors since 1986. His previous positions with us include operations manager, manager of accounting and finance, commercial manager of Almac, general director of Ekono, executive vice president of Ekono, as well as director of Almac, Ekono and other subsidiaries. Mr. Ibáñez graduated from the University of Edinburgh summa cum laude with a degree in business administration. He is the son of Mr. Manuel Ibáñez, former director of D&S and the brother of Mr. Nicolás Ibañez Scott.

          Hans Eben Oyanedel has been a director of our company since 1998. Mr. Eben was president of Gillette Chile and regional manager of Gillette South Cone for over 15 years until 1997. Before that, Mr. Eben held several management positions with The Gillette Company in Boston, USA, Mexico and Central America. Mr. Eben has served on the board of several other local and multinational companies such as Grupo Santander Santiago, Lan Chile, Telefónica CTC Chile, Ultramar, Sitrans, Senexco, and Carter Holt Harvey. Mr. Eben holds an MBA degree from the Universidad de Chile and postgraduate studies on Effective Management Program from Harvard University.

          Nicolás Ibáñez Scott has been a director of our company since 2003 and served as our company’s chief executive officer from 1994 to 2002. Mr. Ibáñez previously held positions in our company in our accounting department, as commercial manager for Almac and as a buyer. Mr. Ibáñez, who received his primary education in England, holds a degree in business administration from the Universidad Adolfo Ibáñez. He serves as a member of the board of directors of Universidad Adolfo Ibáñez. He is the son of Mr. Manuel Ibáñez and the brother of Mr. Felipe Ibáñez Scott.

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

          Fernando Larraín Cruzat has been a director of our company and a member of our audit committee since April 2001. Mr. Larraín is the managing director of Larraín Vial S.A., a Chilean stock broker, investment bank, underwriting and financial services company. In addition to serving on our company’s board of directors, Mr. Larraín also serves on the board of Industrias Tricolor S.A., Watt’s S.A., CIC S.A. and Salfacorp S.A. Mr. Larraín is also a professor at Universidad de Los Andes as well as a director for “Casa de Acogida La Esperanza”. Mr. Larraín holds a degree in economics from Pontificia Universidad Católica de Chile and an MBA degree from Harvard University.

          Enrique Ostalé Cambiaso first joined our company in 1989, serving as manager in our company’s finance division, as commercial director, as manager of the Líder division and as Chief Financial Officer from 1997 to 2000. Prior to returning as a board member in January 2005, Mr. Ostalé was CEO of El Mercurio Online (2000 and 2001) and Dean of the Business School of the Adolfo Ibáñez University from 2002 to date. Mr. Ostalé holds a degree in Business Administration from the Adolfo Ibáñez School of Business and a Master of Science from the London School of Economics and Political Science.

          Verónica Edwards Guzmán was elected to the board of directors at the annual shareholders’ meeting held on April 26, 2005. She currently serves as executive director and partner of Adimark GfK, one of the largest and most prestigious market research firms in Chile, where she contributes with 22 years of experience in research and analysis of consumer behavior. She is also director of País Digital Foundation and Advisor to the Woman Community organization. She holds a degree in business administration from the Pontificia Universidad Católica de Chile.

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

     Divisional Executive Officers

          Marcelo Gálvez Saldías has been general manager of the Líder Division since September 2004. Mr. Gálvez was our company’s chief operations officer from 2002 to 2004. Over the past 17 years, he has served as chief financial officer, store manager, buyer of groceries, dairy, and meat products and general manager of the Almac-Ekono Division. Mr. Gálvez holds a degree in business administration from Universidad Adolfo Ibáñez and an MBA degree from the University of Bath, England.

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

          José Pedro Varela Alfonso has been general manager of the Apparel Division COMVESA since August 2004. Previously, he served as our company’s chief commercial officer from 2002 to 2004. Over the past 20 years, he has served as buyer of groceries and manager of our apparel business area. Mr. Varela holds a degree in statistics from the Pontificia Universidad Católica de Chile and a post-graduate degree in administration from Universidad Adolfo Ibáñez.

          Rodrigo Cañas Gajardo has been general manager of the FarmaLíder pharmacy division since July 2001. Mr. Cañas joined our company in 1981 and has been store manager, buyer, manager of the Ekono Supermarket Division in 1994, manager of the Almac division in 1997 and manager of the groceries business area in 2000. Mr. Cañas has studies in Food Technology.

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

          Sebastián Rozas Heusser has been the general manager of the Real Estate Division SAITEC since January 2004. He has been with our company for four years and during that time he has held positions as Market Research Manager, E-Business Manager and Project Manager. Previous to joining our company, he worked as Head of Sales and Marketing for a real estate company. Since August 2001, he has been a professor of Market Research and Finance at Universidad Diego Portales. Mr. Rozas holds a degree in business administration from Universidad Diego Portales and an MBA degree from Clark University, USA.

Director and Executive Officer Compensation

Directors are paid a fee for serving as members of the board of directors, as approved by the annual shareholders’ meeting. The total compensation paid to each director of our company during 2005 was as follows:

	Board of Directors

		Attendance Fees (D&S Board Meetings)		Attendance Fees (Subsidiaries Board Meetings and Other Committees)		Remuneration

	Ch$(1)
Felipe Ibáñez Scott	Ch$	96,000,000	Ch$	9,600,000	Ch$	28,463,000
Hans Eben Oyanedel		72,000,000		132,000,000		—
Jonny Kulka Fraenkel		32,000,000		—		—
Enrique Ostalé Cambiaso		24,000,000		132,000,000		—
Gonzalo Eguiguren Correa		24,000,000		22,000,000		—
Fernando Larraín Cruzat		24,000,000		28,000,000		—
Nicolás Ibáñez Scott		24,200,000		27,200,000		—
René Cortázar Sanz		18,000,000		8,000,000		—
Verónica Edwards Guzmán		16,444,000		8,111,000		—
Enrique Barros Bourie		16,000,000		—		—
Manuel Ibáñez Ojeda		8,000,000		—		26,415,000

Total	Ch$	394,444,000	Ch$	366,911,000	Ch$	52,878,000

(1) The amounts paid to each director for serving as member of the board of directors varies in accordance with the position held and the time period during which such position was held.

         The member of the audit committee is also paid fees for serving at the same, in addition to those paid to him as member of the board of directors. The fees paid to the member of the audit committee during 2005 were as follows:

	Audit Committee Attendance Fees

		Ch$
René Cortázar Sanz	Ch$	4,000,000
Total		4,000,000

          In 2005, the audit committee incurred expenses totaling Ch$7,817,000 (US$15,253).

          For the year ended December 31, 2005, the aggregate amount of compensation we paid to all directors and executive and key officers was Ch$1,810,251,000 (US$3,532,197) of which Ch$992,018,000 (US$1,935,610) was paid to our executive and key officers as remunerations. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers.

Employees

          At December 31, 2005, we had a total of 30,124 full-time equivalent employees. Of these full-time equivalent employees, 25,826 were employed in the stores (including the 624 full-time equivalent employees employed in our FarmaLíder pharmacies), 1,015 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 3,283 were employed in the headquarters, other support units and other business units. Of our 30,124 full-time equivalent employees working in the various divisions throughout Chile, 16,719 are unskilled workers (55.5%), 13,074 are technicians and administrative workers (43.4%) and 331 hold executive positions (1.1%).

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

          We operate a merit-based bonus program for our managers, both at the headquarters/service school and store level, as well as for department heads at each store. The bonus fluctuates between one and four months salary and is determined in accordance with clearly defined criteria, including our overall performance, the performance of the employee’s store, his or her performance as compared to specific targets established at the beginning of the year and more subjective standards such as fostering an open, constructive working environment.

Share Ownership

          Certain of our directors and executive officers own shares of our company. Set forth below are the number of shares and the ownership percentages for the directors and executive officers (excluding indirectly held shares).

	At December 31, 2005

Directors	Number of Shares Owned (1)	Ownership %

Felipe Ibáñez Scott	—	—
Hans Eben Oyanedel	—	—
Nicolás Ibáñez Scott	2,010,476	0.031
Jonny Kulka Fraenkel	343,736	0.005
Gonzalo Eguiguren Correa	680,848	0.010
Fernando Larraín Cruzat	—	—
Enrique Ostalé Cambiaso	—	—
Verónica Edwards Guzmán	—	—
René Cortázar Sanz	—	—
Executive Officers
Rodrigo Cruz Matta	1,104,868	0.017
Miguel Núñez Sfeir	595,744	0.009
Gonzalo Smith Ferrer	—	—
Division Managers
Marcelo Gálvez Saldías	—	—
José Pedro Varela Alfonso	230,308	0.004
Elias Ayub Uauy		—
Rodrigo Cañas Gajardo	62,400	0.001
Juan Pablo Vega Walker	—	—
Sebastián Rozas Heusser	—	—
Directors and executive officers as a group	5,028,380	0.077
Directors and executive officers as a group, excluding controlling shareholders (Nicolás Ibáñez Scott’s shares)	3,017,904	0.046

(1) Amount refers to directly held shares only.

          A series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott, president of our board of directors and Nicolás Ibáñez Scott, a director and our former chief executive officer hold 63.47% of the shares issued by our company. The remainder of our directors and officers (excluding the controlling shareholders) hold 3,017,904 shares of our company, representing a 0.046% ownership.

Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          Principal Shareholders

          Control of our company is vested in a series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and related parties controlled 63.47% of our outstanding capital stock at December 31, 2005. At December 31, 2005 (and at the date hereof), we had 6,520,000,000 shares outstanding. Our only outstanding voting securities are the shares. The following table sets forth certain information concerning ownership of our shares at December 31, 2005 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the controlling shareholders and all directors and executive officers as a group:

	At December 31, 2005

Shareholders	Number of Shares Owned	Ownership%

Servicios Profesionales y de Comercialización S.A.(1)	2,305,831,496	35.37
Empresas Almac S.A.(1)	599,758,172	9.20
Future Investments S.A.(2)	525,414,236	8.06
Servicios e Inversiones Trucha S.A.(3)	480,195,104	7.36
International Supermarket Holdings S.A. (1)	207,863,883	3.19
Inversiones Triplevis Limitada(1)(7)	11,404,604	0.17
Inversiones Triplesis Limitada(1)(7)	7,603,072	0.12
Controlling group(4)	4,138,070,567	63.47%
TOTAL	6,520,000,000	100.00%
Related parties(6)	28,790,888	0.44%
Directors and executive officers as a group, excluding controlling shareholders(5)	3,017,904	0.046%

(1)

Servicios Profesionales y de Comercialización S.A., Empresas Almac S.A., International Supermarket Holdings S.A., Inversiones Triplevis Limitada and Inversiones Triplesis Limitada are companies beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott.

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
(7)

In 2005, Inversiones Miramar Tres Limitada, former owner of 19,007,676 shares was split into two companies: Inversiones Miramar Tres Limitada and Inversiones Miramar Cuatro Limitada. As a result of this split, 11,404,604 shares were assigned to Inversiones Miramar Tres Limitada and 7,603,072 shares were assigned to Inversiones Miramar Cuatro Limitada. Subsequently, Inversiones Miramar Tres Limitada and Inversiones Miramar Cuatro Limitada were merged into Inversiones Triplevis Limitada and Inversiones Triplesis Limitada, respectively.

     Purchase of Shares by Controlling Shareholders

          During 2005, International Supermarket Holdings S.A. purchased 19,207,173 shares with an average price per share of Ch$178.33. At May 31, 2006, International Supermarket Holdings S.A. owned a total of 213,363,228 shares representing a 3.27% of ownership.

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

     Donations to Universidad Adolfo Ibáñez

          Universidad Adolfo Ibáñez is a highly reputed private university in Chile, which was founded by the family of our controlling shareholders and is named after the grandfather of Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott, our controlling shareholders. We have made charitable contributions to the Universidad Adolfo Ibáñez in previous years of:  Ch$259.6 million in 2004, and Ch$261.1 million in 2003.  During 2005, no contribution was made to this institution.

     Loans from Servicios Profesionales y de Comercialización S.A.

          We have historically received loans from Servicios Profesionales y de Comercialización S.A., or SERPROCOM, one of our controlling shareholders and a company beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott. The amounts of these loans are equal to the amounts payable to SERPROCOM based on its pro rata ownership interest in our company. As of the date of this annual report, SERPROCOM holds approximately 35.4% of our shares. We make interest payments on these loans at market values. The loans we have received from SERPROCOM amounted to Ch$6,201 million (US$12.1 million) at December 31, 2005, Ch$13,829 million at December 31, 2004 and Ch$8,269 million at December 31, 2003.

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

Item 8.          FINANCIAL INFORMATION

          See Item 18 - “Financial Statements” for our consolidated financial statements filed as part of this annual report.

Item 9.          THE OFFER AND LISTING

          Our shares are listed in the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Electronic Stock Exchange) and the Bolsa de Valores de Valparaíso (the Valparaíso Stock Exchange), collectively referred to as the “Chilean Stock Exchanges”. The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 48 shares held by 45 shareholders. At December 31, 2005, the shares of 245 companies were listed in the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and accounted for approximately 82% of the equity trading volume in Chile during 2005.

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

          The table below shows the high and low daily closing prices of our shares in Chilean pesos and the trading volume of our shares on the Santiago Stock Exchange and the high and low daily closing prices in U.S. dollars and trading volume of our ADSs on the New York Stock Exchange for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and for each quarter of 2004 and 2005.

	Closing Prices on the Santiago Stock Exchange			Closing Prices on the NYSE

	Share Volume (2)	Ch$ per Share (1)(2)		ADS Volume	US$ per ADS

	(In thousands)	High	Low	(In thousands)	(High)	Low

2001	725,184	170.00	119.00	15,442	17.30	10.15
2002	941,116	140.25	96.25	16,747	15.40	7.50
2003	963,016	222.00	99.50	21,458	20.75	8.28
2004	3,071,010	160.23	156.47	22,044	18.74	15.27
1st Quarter	392,562	163.79	159.78	5,925	18.74	18.27
2nd Quarter	316,385	162.40	157.53	3,282	15.35	15.27
3rd Quarter	1,277,117	163.69	159.47	7,383	15.56	15.56
4th Quarter	1,084,946	160.23	156.47	5,454	16.17	16.17
2005	3,259,896	201.90	157.00	11,809	22.58	16.35
1st Quarter	991,633	185.4	157.00	3,124	19.03	16.35
2nd Quarter	895,715	195.5	176.00	3,120	20.30	18.30
3rd Quarter	736,433	201.9	189.00	2,322	22.35	19.51
4th Quarter	636,115	197.5	162.97	3,243	22.58	19.06

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.
(2)	Stock split
Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

           The table below sets forth the reported high and low closing prices of our shares on the Santiago Stock Exchange and the high and low daily closing prices of our ADSs on the New York Stock Exchange

	Closing Prices on the Santiago Stock Exchange		Closing Prices on the NYSE

	Ch$ per Share (1)		US$ per ADS

	High	Low	(High)	Low

November 2005	185.50	174.00	20.74	19.80
December 2005	181.00	162.97	21.17	19.06
January 2006	173.00	161.75	19.70	18.33
February 2006	177.00	162.98	20.55	18.60
March 2006	181.51	170.00	20.68	19.32
April 2006	168.50	157.50	19.36	18.28
May 2006	161.50	147.00	19.94	16.62

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.
Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

          The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$136.4 billion (Ch$68,891 billion) as of December 31, 2005 and an average monthly trading volume of US$1,727 million during 2005. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2005, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 17.2%. We estimate that for the year ended December 31, 2005, our shares were traded on the Santiago Stock Exchange on an average of approximately 100% of such trading days.

          On December 31, 2005, the closing sales price for our shares was Ch$166.25 per share on the Santiago Stock Exchange, US$19.29 per ADS on the New York Stock Exchange and €16.40 per bundle of 60 shares on the Madrid Stock Exchange. At December 31, 2005, there were 3,212,986ADSs (equivalent to 192,779,160 shares). Such ADSs represented at such date 2.96% of the total number of issued and outstanding shares. At December 31, 2005 the equivalent of 2,909,704 shares, traded on the Madrid Stock Exchange in bundles of 60, representing 0.045% of the total number of our issued and outstanding shares.

Item 10.          ADDITIONAL INFORMATION

Register and Entry Number

          We are registered in the Chilean comercial registry (Registro de Comercio del Conservador de Bienes Raíces) under the entry number 7,603.

Bylaws

          General.  Our authorized capital consists of 6,520,000,000 common shares, each without par value. All of our common shares provide our shareholders with the same rights. Our stated objective is to:

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

Share Capital

     Common Shares

          At December 31, 2005, we had 6,520,000,000 shares outstanding. Those shares constitute our only outstanding voting securities. In 2004, we carried out a capital increase of 250,000,000 common shares, of which 166,637,636 shares of our common stock were offered in Chile and the United States. In August 2004, we also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by ADR rights. The subscription price was Ch$620 per new common share and Ch$9,300 per ADS. After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$153,996,282,620 (US$247 million). The unsubscribed shares were later offered and sold to the open market in Chile.

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

     American Depositary Shares

          At December 31, 2005, we had 3,212,986 ADSs issued and outstanding, equivalent to 192,779,160 shares, which represented a 2.96% of the total shares of our company. Each ADS represents 60 shares of common stock.

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

During 2005, the company did not enter into any additional material contracts or further modification to existing contracts previously disclosed.

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

D&S taxable income	100
First Category Tax (17.0% of Ch$100)	-17.0
Net distributable income	83.0

Dividend distributed (30% of net distributable income)	24.9
Withholding Tax (35% of the sum of Ch$25.2 dividend plus Ch$4.8 First Category Tax paid)	-10.5
Credit for 17.0% of First Category Tax paid	5.1

Net additional tax withheld	5.4

Net dividend received	19.5

Effective dividend withholding rate	22.7%

          In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

(Withholding Tax Rate) - (First Category Tax Rate)
Effective dividend Withholding Tax Rate =
1 - (First Category Tax Rate)

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

          In all other cases, gain on the disposition of shares will be subject to a flat 17.0% First-Category Tax, and no Withholding Tax will apply.

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

In addition, this summary is based, in part, upon representations made by the Depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP OR DISPOSITION OF SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

          As used herein, the term “U.S. Holder” means a beneficial holder of a share or ADS that is:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust:

	o	that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

	o	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

          The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

     ADSs

          In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

     Taxation of Dividends

          The gross amount of distributions made to U.S. Holders on the ADSs or shares (including the amount of any Chilean taxes withheld) will be taxable as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares, are readily tradable on an established securities market in the United States.

Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

          Subject to certain conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First-Category Tax) may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or “baskets” of income. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute passive income. Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income. Further, in certain circumstances, if a U.S. Holder:

•	has held ADSs or shares for less than a specified minimum period during which such U.S. Holder was not protected from risk of loss, or

•	is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares.

•	The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend (as discussed above).

          Distributions of ADSs, shares or preemptive rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of the new ADSs, shares or rights so received will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs, shares or rights received, based on their relative fair market values on the date of distribution.

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

          Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

     Estate and Gift Taxation

          As discussed above under “Chilean Tax Considerations-Other Chilean Taxes”, there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate or heirs of a U.S. Holder. U.S. Holders should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Chile also imposes a gift tax on the donation of any shares by a foreign holder. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

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

          Direct shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADR holders outside of Chile. See “Exchange Controls”. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax. See “—Additional Information—Chilean Tax Considerations”.

          The following table sets forth our dividend paid ratio and the amounts of total dividends paid on each fully paid share and ADS in respect of the year indicated. Amounts in Chilean pesos are presented in historical Chilean pesos as of the respective payment dates.

Year Declared	Dividend Paid Ratio	Dividend per Share (Ch$/share) (1)	Dividend per ADS (Ch $/ADS (1)

2001	35.1	2.5	150
2002	58.0	2.5	150
2003	66.3	2.5	150
2004	194.9	1.875	112.5
2005	34.3	4	240

(1)

Adjusted to the to the one-to-four stock split of December 6, 2004 on local shares. In order to maintain the same economic and corporate rights for the ADSs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

Exchange Rates

          All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See “Item 3. Key Information-Risk Factors”.

New York Stock Exchange and Chilean Corporate Governance Requirements

          In accordance with Section 303A.11 of the New York Stock Exchange’s Listed Company Manual, the following table sets forth significant differences between Chilean corporate governance requirements and comparable corporate governance requirements applicable to U.S. corporations listed on the New York Stock Exchange.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

Composition of Board of Directors	The board of directors must consist of a majority of independent directors.	No similar obligation exists under Chilean law.

Director’s Independence

A director qualifies as independent only if the board of directors affirmatively determines that the director has no material relationship with the company, either directly of indirectly. The NYSE listing standards enumerate a number of relationships that preclude independence.

A director qualifies as independent only if he or she has been elected with the votes of other than the controlling shareholders’, that is, with the votes of the minority shareholders.

Code of Business Conduct and Ethics

A company must adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees and promptly disclose any waiver of its code of conduct that is granted to an officer or director.

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

Committees

A company must have a nominating/corporate governance committee and an audit committee. Each of these committees must have a written charter that addresses certain matters specified in the NYSE listing standards. All the members of each of these committees must be independent directors. A company must have an audit committee with a minimum of three members. At least one member of the audit committee must have accounting or related financial management expertise as a company’s board interprets such qualification in its business judgment. While the NYSE does not require that a listed company’s audit committee have an “audit committee financial expert” as defined by the U.S. securities laws, a company’s board may presume that such a person has accounting or related financial management expertise sufficient to satisfy the NYSE requirement.

In accordance with the Chilean Companies Law 18,046, listed companies that have a net worth of more than 1.5 million UFs (approximately US$52,600,000 as of December 31, 2005) must have a committee of directors, formed by three board members. All directors deemed to be independent from the controller have the right to be members of the director’s committee. Under Chilean law a director id deemed to be independent from the controller if after subtracting the votes of the controllers, such director would still be elected as director of the company. The committee’s compensation is set by the annual shareholders meeting, and it performs the following functions: (1) examine the reports of external auditors, our company’s annual report and other financial statements presented by the management of our company to its shareholders, and issue an opinion in connection with the same prior to such presentation, (2) propose to our board of directors the external auditors and risk rating agencies which names shall be taken up to the shareholder’s meeting for appointment as external auditors and risk rating agencies of our company, (3) examine all related-party transactions and issue a report to our board of directors on each of such transactions, (4) examine the compensation package and plans of managers and key executives and (5) any other matters that the bylaws, the shareholders meeting or the board of directors decide.

CEO Certifications

A company’s CEO must certify annually that he or she is not aware of any violations by such company of the NYSE’s corporate governance standards (this certification is in addition to the certification required by Section 302 of the U.S. Sarbanes-Oxley Act of 2002).

No similar obligation exists under Chilean law. However, in accordance with Chilean law, the directors of a company must annually submit for approval the company’s annual report and financial statements to its shareholders at the company’s annual shareholders’ meeting. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law, both to the public and to the SVS.

Notification by the CEO to the NYSE of Non-Compliance with Corporate Governance Standards	A company’s CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable NYSE corporate governance standard.	No similar obligation exists under Chilean law.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

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

Adoption and Disclosure of Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines, encompassing such areas as director qualification standards, director responsibilities, director access to management, director compensation, director orientation and continuing education, management succession, and annual performance evaluations of the company’s board. Each listed company’s website must include its corporate governance guidelines and the charters of its most important committees.

No similar obligation exists under Chilean law.

Documents on Display

          We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the U.S. Securities and Exchange Commission. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports in relation to material events on Form 6-K. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements and short-swing profit disclosure and liability.

          We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities Exchange Act of 1934 with respect to the common shares.

          You may read and copy all or any portion of the annual report or other information in our files in the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the Securities and Exchange Commission’s website at http://www.sec.gov. You can request copies of these documents upon payment of a duplicating fee, by writing to the U.S. Securities and Exchange Commission. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

          We furnish JPMorgan Chase Bank, as the Depositary of our ADSs, with annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Chilean GAAP, and our annual report on Form 20-F, which includes a reconciliation to U.S. GAAP of net income and shareholders’ equity. Upon our request, the Depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the Depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the Depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives.

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

          The following discussion about our risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See “Special Note Regarding Forward Looking Statements”. In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2005.

     Foreign Currency Exchange Rate Risk

          Our company has no significant debt in foreign currency. As of December 31, 2005, it held US$-denominated letters of credit for US$37 million, which are exposed to exchange risks. At the same time, our company holds notes receivable in U.S. dollar currency for US$48 million related to the divestment of Supermercados Ekono S.A. (Argentina). Thus, our company’s net exposure to exchange rate is US$11 million. Given that the Chilean peso has undergone appreciation during the year 2005 and the observed exchange rate reached its lowest historical rate for the last 3 years on December 31, 2005 at US$1= Ch$512.50, a rise in the exchange rise is deemed likely. In such case, there would be a positive impact on our company’s net currency exposure of US$11 million. If the U.S. dollar to Chilean peso exchange rate increased by 10% from the exchange rate registered on December 31, 2005, there would be a net gain of Ch$564 million (US$1.1 million). Conversely, if the U.S. dollar to Chilean peso exchange rate decreased by 10% from the exchange rate registered on December 31, 2005, there would be a net loss of Ch$5.64 million (US$1.1 million)

     Interest Rate Risk

          At December 31, 2005, 25.4% of our company’s financial debt is at TAB rate + spread, another 41.2% corresponds to bonds issued by our company, at fixed rates ranging from UF (Chilean indexed currency) + 4.5% to UF + 7%. Another 17.5% represents the issue of commercial papers at fixed rates varying from 3.00% to 5.04% and a 6.50% at a fixed UF + 4.49% rate. Exposure to interest rate risk reflects our exposure to floating interest rate, therefore 25.4% of our debt was represented by floating rate debt, and our net exposure to interest rate risk as of December 31, 2005 was Ch$85,205 million (US$166.3 million). TAB stands for tasa bancaria and it is a referenced rate in the Chilean market corresponding to the weighted average rate for fund investments of 30, 90, 180 and 360 days. The TAB rate is issued by the Chilean Association of Banks and Financial Institutions on a daily basis.

          Interest rates showed a decreasing trend during most of the year 2005 since the Chilean Central Bank gradually lowered the referential interest rate due to depressed consumption levels. In August 2003, the referential interest rate was 2.75% versus a 1.75% in August 2004. By the fourth quarter 2004, the Chilean Central Bank started to gradually increase the referential interest rate, which closed the year 2004 at 2.25%, still lower than the 2.45% for December 2003. In order to deal with pressure towards inflation, the Central Bank has continued to gradually increase the referential rate during 2005 to 4.5% at December 31, 2005. At May 2006, this rate was 5.0%. Assuming a 100 basis points increase in the TAB floating rate with respect to 2005 year-end balances, the result would be an increase in our annual interest expenses of approximately Ch$2,000 million (US$3.9 million). However, historical TAB floating rates have been in the range of 0.3% to 0.5% monthly. According to the Monetary Policy Report issued by the Central Bank in May 2006, inflation should remain controlled around 3.3% and interest rates would not suffer dramatic changes.

          In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt. UF refers to Unidades de Fomento, an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate (CPI).

	Debt in UF

	Capital			As of December 31, 2005	Effect in income statement

		Amount	CPI 1%	CPI 4%	CPI 1%	CPI 4%

	UF	Ch$ (millions)	Ch$ (millions)	Ch$ (millions)	Ch$ (millions)	Ch$ (millions)

					Positive	Negative
Bonds D&S
Series A	3,500,000	62,911	64,634	66,554	1,722	3,642
Series B	1,200,000	21,570	22,134	22,791	564	1,222
Series C	1,784,826	32,082	32,522	33,488	440	1,406
Series D	1,000,000	17,795	18,236	18,777	261	802

Total bonds D&S	7,484,826	134,538	137,526	141,610	2,987	7,072
Debt BancoEstado	1,200,000	21,570	22,112	22,768	542	1,198
Lease obligations and accounts payable	347,013	6,237	6,300	6,487	62	250

Total debt UF	9,031,839	162,343	165,938	170,865	3,591	8,520

          All interest rate sensitive instruments issued or held by our company are non-trading instruments.

Item 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

Item 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

Item 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

Item 15.     CONTROLS AND PROCEDURES

          The company’s management under the supervision of the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of the company’s disclosure controls and procedures as of December 31, 2005. The company’s disclosure controls and procedures are designed to ensure that material information relating to the company required to be disclosed in the reports that it files or submits under the U.S. Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time frame periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is gathered and communicated to the company’s management, including the chief executive officer and the chief financial officer. Based on this evaluation, the company’s chief executive officer and chief financial officer concluded that the company’s disclosure controls and procedures are effective as of the date of such evaluation in ensuring that all material information we are required to disclose in the reports we file under the U.S. Securities and Exchange Act of 1934,as amended, is gathered and communicated to our management, including the chief executive officer and the chief financial officer, in a timely fashion, and that information required to be disclosed in this annual report or our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported. There have been no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

          We are in the process of further assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the U.S. Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006.  We began a comprehensive review of our internal controls in 2005 and have identified areas of focus for strengthening our internal controls.  A number of processes and systems are currently being changed in order to bring our internal controls into compliance with best practices in the industry.  We expect to complete this process by the end of 2006, but we cannot provide assurance that we will be able to do so.  Section 404 of the Sarbanes-Oxley Act will require that our management provide an assessment of the company’s internal control over financial reporting and that our external auditors provide an attestation report with respect to management’s assessment.  See “Item 3—Key Information—Risk Factors—We are currently reviewing our internal controls for the first time pursuant to the Sarbanes-Oxley Act of 2002, and if we identify any material weaknesses or significant deficiencies in our internal controls, the price of our ordinary shares and ADSs could be adversely affected”.

Item 16.        [Reserved]

Item 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Mr. René Cortázar Sanz is our “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has also determined that Mr. Cortázar Sanz is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

Item 16B.     CODE OF ETHICS

          We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is filed as Exhibit 11.1.

Item 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Under Chilean law, prior to the annual ordinary shareholders’ meeting taking place during the first four months of each calendar year, the audit committee is required to propose to the board of directors the names of the auditors and risk rating agencies of our company that will be proposed to the shareholders at the annual shareholders’ meeting for approval. The audit committee of our board of directors has been delegated the supervision of all audit and non-audit services provided by our company’s external accountants and risk rating agencies. Our audit committee pre-approved 100% of all fees for audit services provided by its external accountants in 2005, all of which were then confirmed by the company’s board of directors. Additionally, 100% of all fees for non-audit services provided by our company’s external accountants were approved by our audit committee, from time to time and as required, during its regular monthly meetings.

          Audit Fees.  The aggregate fees paid to Deloitte and Touche Sociedad de Auditores y Consultores Ltda. in connection with the annual audit of our financial statements and for services normally provided by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. in connection with our statutory and regulatory filings for the fiscal years ended December 31, 2004 and December 31, 2005 were Ch$277,164,689 and Ch$269,082,099 respectively, including out of pocket expenses. 100% of the audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee.

          Audit-Related Fees.  No fees were paid in connection with assurance and related services related to the annual audit of our company and for review of our financial statements, other than the Audit Fees described above, for the fiscal years ended December 31, 2004 and December 31, 2005

          Tax Fees.  The aggregate fees paid for domestic and international tax-related services, including tax compliance, tax advice and tax planning, rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. to our company for the fiscal years ended December 31, 2004 and December 31, 2005 were Ch$58,124,888 and Ch$111,027,856, respectively. 100% of the tax-related services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee.

          All Other Fees.  The aggregate fees billed for all other non-audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. to our company for the fiscal years ended December 31, 2004 and December 31, 2005 were Ch$214,186,061 and Ch$218,739,314 respectively. 100% of all other non-audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee.

Item 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

Item 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          During 2005, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

PART III

Item 17.     FINANCIAL STATEMENTS

          Reference is made to Item 18 for a list of all financial statements filed as a part of this annual report.

Item 18.     FINANCIAL STATEMENTS

          The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:

Item 19.     EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	English translation of our Amended Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference)

2.1

Amendment No. 1, dated as of December 3, 2004, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depository and the registered holders from time to time of American Depository Receipts (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on June 30, 2004 and incorporated herein by reference).

12.1	Certification of Mr. Rodrigo Cruz Matta pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Miguel Núñez pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Rodrigo Cruz Matta pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Miguel Núñez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2006.

DISTRIBUCION Y SERVICIO D&S S.A.

/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

DISTRIBUCION Y SERVICIO D&S S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[Letterhead of Deloitte]

To the Shareholders of
   Distribución y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries (“the Company”) as of December 31, 2004 and 2005 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, all expressed in thousands of constant Chilean pesos.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Distribución y Servicio D&S S.A. and its subsidiaries as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005, and the determination of shareholders’ equity as of December 31, 2004 and 2005, to the extent summarized in Note 25.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte
Santiago, Chile
June 28, 2006

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		At December 31,

	Notes	2004	2005	2005

		ThCh$	ThCh$	ThUS$ (note 2u)
ASSETS
CURRENT ASSETS:
Cash		23,603,811	20,772,490	40,531
Marketable securities	4	36,894,314	39,966,598	77,984
Notes and accounts receivable (net of allowance for doubtful accounts of ThCh$22,588,159 and ThCh$22,469,509 at December 31, 2004 and 2005, respectively)	5	162,243,920	169,418,698	330,573
Due from related companies	19	1,545,781	1,537,799	3,001
Inventories	6	122,914,136	132,421,787	258,384
Refundable taxes	14	10,775,022	8,825,608	17,221
Prepaid expenses		3,228,525	6,959,357	13,579
Other current assets	7	34,097,099	7,130,564	13,913

TOTAL CURRENT ASSETS		395,302,608	387,032,901	755,186

PROPERTY, PLANT AND EQUIPMENT – NET	8	616,434,466	606,186,638	1,182,803

OTHER ASSETS – NET	9	61,687,215	111,041,948	216,667

TOTAL ASSETS		1,073,424,289	1,104,261,487	2,154,656

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	12	22,998,999	56,643,749	110,524
Current portion of long-term liabilities	12	21,677,536	98,665,028	192,517
Commercial paper	12	60,109,568	58,567,701	114,278
Dividend payable	13	—	13,040,000	25,444
Accounts payable	10	208,960,504	221,544,405	432,282
Sundry creditors	12	7,710,731	9,508,522	18,553
Due to related companies	19	13,845,319	6,201,309	12,100
Accruals and withholdings	11	20,004,303	23,176,104	45,222
Other current liabilities		172,048	76,314	149

Total current liabilities		355,479,008	487,423,132	951,069

LONG-TERM LIABILITIES:
Banks and financial institutions	12	98,337,959	51,519,772	100,526
Bonds	12	136,207,498	68,135,680	132,948
Lease obligations	12	6,038,836	1,443,434	2,817
Sundry creditors	12	205,383	—	—
Accruals	20	4,507,005	5,638,231	11,001
Other long-term liabilities		318,802	1,772,086	3,458

Total long-term liabilities		245,615,483	128,509,203	250,750

MINORITY INTEREST		4,025	23,788	46

SHAREHOLDERS’ EQUITY:
Paid-in capital (Common stock, no par value; authorized, issued and outstanding 6,520,000,000 (as adjusted for stock split) at December 31, 2004 and 2005, respectively)		392,452,496	392,452,496	765,761
Technical revaluation reserve and other reserves		(1,221,315)	(1,241,963)	(2,423)
Retained earnings		81,094,592	97,094,831	189,453

Total shareholders’ equity	13	472,325,773	488,305,364	952,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,073,424,289	1,104,261,487	2,154,656

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$)
and thousands of US dollars (ThUS$))

		For the year ended December 31,

	Notes	2003	2004	2005	2005

		ThCh$	ThCh$	ThCh$	ThUS$ (note 2u)
OPERATING RESULTS
Net revenue		1,234,989,484	1,492,318,261	1,598,766,747	3,119,545
Cost of sales		(956,894,286)	(1,147,801,494)	(1,151,125,807)	(2,246,099)

Gross profit		278,095,198	344,516,767	447,640,940	873,446
Selling and administrative expenses		(241,639,359)	(313,934,508)	(379,571,964)	(740,628)

Operating income		36,455,839	30,582,259	68,068,976	132,818

NON-OPERATING RESULTS
Non-operating income	18	1,575,498	2,992,690	4,105,086	8,010
Non-operating expenses	18	(19,675,418)	(22,829,752)	(23,319,013)	(45,501)
Foreign exchange gain (loss)	16	(3,182,310)	185,963	(1,206,980)	(2,355)
Price-level restatement	16	2,256,740	2,003,262	(452,228)	(882)

Non-operating loss		(19,025,490)	(17,647,837)	(20,873,135)	(40,728)

INCOME BEFORE INCOME TAXES		17,430,349	12,934,422	47,195,841	92,090
INCOME TAXES	14	(4,935,488)	(2,204,368)	(4,828,721)	(9,422)

NET INCOME		12,494,861	10,730,054	42,367,120	82,668

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of
December 31, 2005 and thousands of US dollars)

		For the year ended December 31,

	Notes	2003	2004	2005	2005

		ThCh$	ThCh$	ThCh$	ThUS$ (note 2u)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		12,494,861	10,730,054	42,367,120	82,668
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense		40,350,662	51,047,205	55,146,857	107,604
Write offs and accruals		18,589,470	19,292,909	17,912,622	34,951
Equity in earnings of equity - method investees (gain - net)		(480,812)	(632,434)	(705,008)	(1,376)
Loss (gain) on sales of property, plant and equipment, net		(9,699)	142,049	42,265	82
Minority interest	18	41,901	(128,174)	(1,669)	(3)
Price-level restatement	16	(2,256,740)	(2,003,262)	452,228	882
Foreign exchange	16	3,182,310	(185,963)	1,206,980	2,355
Others charges	23	2,181,874	1,911,859	1,074,111	2,096
Others credits		—	(415,142)	(29,237)	(57)
Changes in assets and liabilities:
Increase in accounts receivable		(55,500,099)	(61,441,875)	(61,580,203)	(120,156)
Decrease (increase)in inventory		678,059	(20,513,560)	(9,507,651)	(18,552)
(Increase) decrease in other assets		(3,538,231)	458,734	(3,015,252)	(5,883)
Increase (decrease) in accounts payable		21,449,621	(9,457,405)	12,583,902	24,554
Decrease in income tax payable		(3,728,019)	(10,715,098)	(2,486,535)	(4,852)
(Decrease) Increase in other accounts payable		(4,097,076)	1,975,053	8,204,178	16,008
Increase in interest payable		809,759	385,128	706,144	1,378
Increase in accruals and withholdings		5,354,163	5,580,709	1,340,516	2,616

Net cash provided by (used in) operating activities		35,522,004	(13,969,213)	63,711,368	124,315

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(46,892,306)	(77,076,315)	(50,343,769)	(98,232)
Proceeds from sale of property, plant and equipment		328,946	756,360	629,645	1,229
Proceeds from sale of Disco S.A. and others		31,303,746	—		—
Purchase of permanent investments		—	(79,428,297)	(11,784,986)	(22,995)
Collection of loans to related companies		20,742	—	7,983	16
Payment of capitalized interest		(425,254)	(1,233,507)	(162,300)	(317)
Standby deposit for letter of credit related to purchase of Carrefour and others		(55,671,860)	54,156,900	—	—
Other investment income		—	4,600,439	—	—
Other investment disbursements		(1,050,141)	(1,081,324)	(996,626)	(1,945)

Net cash used in investing activities		(72,386,127)	(99,305,744)	(62,650,053)	(122,244)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issuance		—	162,091,920	—	—
Bank loans		144,112,462	157,599,180	72,267,466	141,010
Paid miscellaneous loans to related companies		(299,362)	—	(7,643,227)	(14,914)
Repayment of bank loans		(155,681,972)	(132,969,742)	(67,825,166)	(132,342)
Bonds and commercial paper repayments		(25,728,842)	(59,439,283)	(61,194,576)	(119,404)
Dividends paid	13	(14,654,220)	(25,662,756)	(13,326,880)	(26,004)
Proceeds from issuance of bonds		99,831,442	59,404,831	56,887,650	111,000
Proceeds from loans from related companies		—	5,559,999	—	—
Payment of charges for issuance of shares		—	(2,616,441)	—	—
Payment of charges for issuance of bonds and commercial paper		(1,123,905)	(59,422)	(57,046)	(111)

Net cash provided (used in) by financing activities		46,455,603	163,908,286	(20,891,779)	(40,765)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		9,591,480	50,633,329	(19,830,464)	(38,694)
EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS		3,280,441	(1,641,214)	(3,515,023)	(6,859)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		22,591,132	35,463,053	84,455,168	164,791

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		35,463,053	84,455,168	61,109,681	119,238

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

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets in Chile. As of December 31, 2005, the Company operated 85 supermarkets in Chile.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”).

b.     Reporting Entity - Prior to December 1996, the Ibáñez Scott family owned 100% of the outstanding shares of the Company.  In December 1995 D&S acquired all of the shares of three businesses previously held by the Ibáñez Scott family, Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Almac Internacional S.A. and Constructora e Inmobilaria El Rodeo S.A. (El Rodeo S.A.).  These companies principally owned land and buildings used by the supermarkets and held related investments.  Thus, this acquisition consolidated into the Company all of the Ibañez Scott family supermarket operations.

The restructuring of the legal ownership of the companies controlled by the Ibáñez Scott family was accounted for as a pooling of interest between entities under common control which used the book value of the underlying net assets acquired.  However, the book value of the net assets of the companies acquired in the combination was greater than the value of the consideration given in exchange.  The difference between these amounts was recorded in the financial statements as negative goodwill.

On June 30, 1997, through purchases from the minority shareholders, D&S acquired 100% of the shares of Almac Internacional S.A. and El Rodeo S.A., as a result of which D&S absorbed the assets and liabilities of these companies and became the legal successor to such companies.

c. Basis of Consolidation - Intercompany transactions and balances have been eliminated in consolidation and the minority interests in subsidiaries have been recognized.

The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

	Total ownership percentage

	2003	2004	2005

	%	%	%
Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	99.9600	99.9600	99.9944
Administradora de Concesiones Comerciales de Supermercados S.A.	99.1693	99.1693	99.1693
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.5000	99.5000	99.5000
Maquinsa S.A.	99.9999	—	—
Magallanes S.A. (1)	—	100.0000	100.0000
Comercializadora de Vestuario S.A. (2)	—	100.0000	100.0000
Servicios y Administración de Créditos Comerciales Presto S.A. (3)	—	100.0000	—
Maquinsa Equipamiento S.A.(4)	—	—	100.0000
Distribudora y Comercializadora Farmalider S.A. (5)	—	—	100.0000
Grupo Restaurante de Chile S.A.(6)	—	—	100.0000
Servicios Financieros D&S S.A. (7)	—	—	100.0000
Desarrollos de la Patagonia S.A.(8)	—	—	100.0000

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

(1)

On January 7, 2004 the purchase agreement entered into on December 19, 2003 was consummated by virtue of which Carrefour Nederland B.V. sold to D&S 1,701,403 shares of Carrefour Chile S.A. corresponding to 99.9999% of the shares of the latter company, at a price of ThCh$74,732,116 (EUR 99,999,940).  On the same date, and based on the same document, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of D&S) one share of Carrefour Chile S.A. corresponding to 0.0001% of the shares of the latter for a price of ThCh$45 (EUR 60).  With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

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

(2)

This Company was incorporated on September 15, 2004 by issuance of l,000,000 no-par value common stock shares of the same series, of which D&S subscribed to and paid for 999,999 shares.  Certain other consolidated entities of the Company hold indirect interests.

(3)

On October 21, 2004 the Company became the 100% owner company of Servicios y Administración de Créditos Comerciales Presto S.A.  The purchase was made by the Company by subscribing 100% of the capital increase of ThCh$19,900,000 of that entity. Other majority owned subsidiaries of the Company, Administradora de Concesiones Comerciales de Hipermercados S.A. and Administradora de Concesiones Comerciales de Supermercados S.A., had previously held certain ownership interests in Servicios y Administración de Créditos Comerciales Presto S.A.

(4)

The Extraordinary Shareholders’ Meeting of Maquinsa S.A. held on January 25, 2005, agreed to increase the Company’s capital by ThCh$221,981,506 (historic) through the issue of 36,099,895 no par value registered shares.  Distribución y Servicio D&S S.A. underwrote and paid for its share of the above capital increase in full by transferring property, plant and equipment, which had a book value of ThCh$221,981,506 (historic) on the date of said capital increase.

(5)

On January 26, 2005, Distribución y Servicio D&S S.A. became the Parent of “Distribuidora y Comercializadora Farmalider Ltda.”, by subscribing to 100% of the capital increase of ThCh$3,900,000. Other majority owned subsidiaries of the Company, Administradora de Concesiones Comerciales de Hipermercados S.A. and Administradora de Concesiones Comerciales de Supermercados S.A. had previously held certain ownership interests in Distribuidora y Comercializadora Farmalíder Ltda. The capital increase was paid by contributing the accounts receivable maintained between Distribuidora y Comercializadora Farmalider Ltda. and Distribución y Servicio D&S S.A.

On the same date, Distribuidora y Comercializadora Farmalider Ltda. also became a closely held corporation and changed its name from Distribuidora y Comercializadora Farmalider Ltda. to Distribuidora y Comercializadora Farmalider S.A.

(6)

On January 26, 2005, Distribución y Servicio D&S S.A. became the Parent of Grupo de Restaurantes Chile Ltda. by acquiring the ownership rights to the Company from its subsidiary Administradora de Concesiones Comerciales de Hipermercados S.A.

On that same date, Grupo Restaurante de Chile S.A. increased its capital from ThCh$10,000 to ThCh$90,000, which was fully underwritten and paid in by contributing the accounts receivable maintained by Distribución y Servicio D&S S.A. with Grupo de Restaurantes Chile Ltda.

(7)

This Company was incorporated on January 5, 2005 by issuing 10,000 no par value shares of the same series, of which 9,999 shares were underwritten and paid by Distribución y Servicio D&S S.A.  The underwritten shares were paid for by contributing the shares held on that date by Distribución y Servicio D&S S.A. in Servicios y Administración de Créditos Comerciales Presto S.A.

(8)	In 2005, Desarrollos de la Patagonia S.A. completed all arrangements for its incorporation, issuing 10,000 shares of which 9,990 shares were underwrote and paid for by Distribución y Servicio D&S S.A.

d. Price-Level Restatement - The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2005 was approximately 7.2%.

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

The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31,

Year ended December 31, 2003	114.07	1.1%
Year ended December 31, 2004	116.84	2.4%
Year ended December 31, 2005	121.12	3.7%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over previous November 30,

November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%
November 30, 2005	121.53	3.6%

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

Comparative financial statements:

For comparative purposes, the consolidated balance sheets of the Company as of December 31, 2004 and 2005 and the consolidated financial statements of income, and cash flows for each of the three years in the period ended December 31, 2005, and the amounts disclosed in the related notes, have been restated into constant Chilean pesos as of December 31, 2005.  This updated presentation does not change the previously issued financial statements or note information in any way except to present the comparative amounts in Chilean pesos at similar purchasing power.

e.     Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and UF are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

	At December 31,

	2003	2004	2005

	Ch$	Ch$	Ch$
U.S. dollar	593.80	557.40	512.50
UF	16,920.00	17,317.05	17,974.81

f.     Cash and Cash equivalents - Cash and cash equivalents includes balances of cash in bank or brokerage accounts, investments in closed - end mutual funds and investments in repurchase agreements with original maturities of three months or less at the date of acquisition by the Company.

g. Marketable Securities - Marketable securities consist of investments in equity shares, mutual funds, and fixed income securities, which are recorded as follows:

• Shares are stated at the lower of price-level restated purchase cost or year-end market value.

• Mutual Funds are stated at the year-end market value.

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

The Company periodically evaluates and physically counts its inventory on hand to determine its losses on shrinkage, and slow-moving or obsolete inventory.  Shrinkage losses are recorded directly in the income statement based on the results of the physical counts.  Based upon the aging and marketability of slow-moving or potentially obsolete inventory, the Company makes adjustments to the inventory’s carrying value to bring it to its estimated realizable value.

i.     Allowance for doubtful accounts - With the purpose of covering the risk of doubtful accounts, the Parent Company and its subsidiaries have determined provisions on the trade account receivables and notes receivable balances outstanding as of December 31, 2005 and 2004, calculated based on an adopted policy integrating such factors as historical experience and current economic trends.  The allowance for doubtful accounts for Servicios y Administración de Créditos Comerciales Presto S.A., (“Presto”) which represents the majority of the amount, is recorded based on, among other factors, historical non-collectibility and the credit worthiness of the customer, customers’ in debtedness level, analysis of payment ability, evaluation of risk of credit, analysis of customers’ income level, this includes providing 100% for all past due balances over 180 days.  In addition, based on historical experience, the Company maintains a higher provision for past due balances of which terms were renegotiated.

These provisions are presented on the face of the balance sheet as net of the notes and accounts receivables balances.

Management considers that the allowances for doubtful accounts are sufficient and that the net balances are recoverable.

j.     Property, plant and equipment, and depreciation - Property, plant and equipment is stated at price-level restated purchase cost.  The interest cost on debt directly obtained to finance certain construction projects is capitalized during the period of construction.  The amount capitalized is determined considering the weighted average interest rate on the related debt.  The valuation of certain property, plant and equipment resulting from an independent technical appraisal in years prior to those presented is recorded in the balance of property, plant, and equipment, with a corresponding increase in shareholders’ equity.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Assets acquired under capital leases are accounted for in the same manner as purchases of property, plant and equipment, with an offsetting liability recorded for the present value of the minimum lease payments.  No gain or loss has been recorded or deferred for any sale in a sales-leaseback transaction.  These assets are not legally owned by the Company until it exercises its purchase option.

k.     Investment in Affiliated Companies - Investments made prior to January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are accounted for under the equity method.  This method consists of allocating the respective proportion of the equity of the issuer to “Investment in related companies” at acquisition and recognizing any variation in such equity on a proportional basis, as stipulated in Circular 368 of the Superintendency of Securities and Insurance and Technical Bulletin No.42 of the Chilean Association of Accountants.

Investments made after January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are valued at their fair value on acquisition, revaluing the assets and liabilities of the investee, as stipulated in circular No.1,697 of the Superintendency of Securities and Insurance (“SVS”) and Technical Bulletin No.72 of the Chilean Association of Accountants.

l.     Goodwill and Negative Goodwill - According to Chilean SVS Rule No. 1,358 issued in December 1997, the excess of the purchase price of an acquired enterprise over the net book value of the assets acquired and liabilities assumed is recorded as goodwill and the excess of the net book value of the assets acquired and liabilities assumed over the purchase price of the acquired enterprise is recorded as negative goodwill, which are amortized over 20 years.

The balances of goodwill and negative goodwill for acquisitions prior to January 1, 2004, determined as explained above, were generated prior to the issue of Official Circular 1,697 by the SVS and the Technical Bulletin No. 72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the bases of goodwill and negative goodwill will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

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

n. Commercial paper - These investments are valued at the acquisition cost plus accrued interest at year end.

o. Income taxes and deferred taxes - The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin N°60 and the complementary Technical Bulletins Nos 68, 69, 71 and 73 issued by the Chilean Association of Accountants, and with Circular N°1466 issued on January 27, 2000 by the SVS.  Deferred taxes are recorded based on the population of temporary differences between the book and tax basis of assets and liabilities using the enacted tax rates in effect at the estimated time of reversal.  In addition, a deferred tax asset is recognized for tax loss carryforwards.

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

r.     Severance Indemnities - The liability for amounts payable to employees for voluntary severance indemnities is accrued at the present value of the vested benefits using a 7% discount-rate.  The liability considers future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

 s.     Revenue Recognition - Revenue from product sales is recognized at the point of sale, which represents the point at which the significant benefits and risks of ownership transfer to the buyer.  At such point, all requirements for completing the earnings process have been completed under Chilean GAAP.

Revenue obtained from suppliers for reaching volume targets is recorded in net revenue.  Such volume rebates are recognized on a pro rata basis as purchases are made.  Other vendor allowances, such as promotional allowances for store openings and remodelings and allowances for distribution, are also included in net revenue.

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

u.     Translation to U.S. Dollars - The Company maintains its accounting records and prepares its financial statements in Chilean pesos.  The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers.  Such translated amounts have been calculated based on the December 31, 2005 observed exchange rate of Ch$512.50 per U.S.$1.00 reported by the Chilean Central Bank.  This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

v.     Forward contracts - The Company has entered into foreign exchange forward contracts designated as cash flow hedges of existing transactions that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Institute of Accountants.  In accordance with the Technical Bulletin No. 57, the unrealized gains on these contracts are deferred while the unrealized losses are charged to income.

w.     Long-lived assets - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets as a whole to the undiscounted future net cash flows expected to be generated by the Company.  If there is concrete evidence that the Company will not be able to generate sufficient revenues to cover all its costs, including depreciation of property, plant and equipment, and if the carrying amount of the assets exceeds their fair value, an impairment loss is recognized reducing the net book value of property, plant and equipment to an amount which will be recovered over the remaining useful life.

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

Under Technical Bulletin No. 49, these transactions qualify as capital leases as the risks and rewards of ownership have been substantially transferred to the lessor who has then entered into a contract to lease back the assets to the Company.

z.     Instruments purchased under agreement to resell - These instruments represent short-term investments in notes issued by banks, which were purchased at a discount ranging from approximately 1% to 9% and included a resell agreement at an agreed-upon price. They are recorded at their acquisition price plus accreted interest under the effective interest method.

aa. Intangible - The Company has internally developed its trademarks and trade names. The associated costs were charged to expense when incurred.

bb. Software - The Company has acquired software packages. The cost paid to acquire software packages is included in “Other fixed assets” and depreciated over 48 months.

3.	CHANGES IN ACCOUNTING PRINCIPLES

In 2005 there are no changes in accounting principles with regard to 2004.

As of January 1, 2004, the Superintendency of Securities and Insurance, through Circular Letter 1697, made effective the adoption of Technical Bulletin 72 on Business Combinations issued by the Chilean Association of Accountants.  These regulations were applied by the Company and pertain to the nature of permanent investments and financial statement consolidation and business combinations.  The acquisition of Carrefour S.A. in 2004 was accounted for in accordance with this Bulletin.

4.	MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Shares	408,031	733,297
Mutual funds (fixed income securities)(1)	34,932,586	37,835,758
Mutual funds (2)	1,553,697	1,397,543

Total	36,894,314	39,966,598

(1)	The detail is as follows:

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

	Principal amount		Interest rate (monthly)		Interest income		Total Book value

Institutions	2004	2005	2004	2005	2004	2005	2004	2005

	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Fondos Mutuos Security	4,144,000	7,500,000	0.238	0.437	3,287	3,198	4,147,287	7,503,198
Fondos Mutuos Scotiabank	11,914,000	12,820,000	0.250	0.440	6,598	5,367	11,920,598	12,825,367
Fondos Mutuos Bank Boston	4,662,000	—	0.235	—	3,489	—	4,665,489	—
Fondos Mutuos Banco Estado	4,144,000	—	0.240	—	2,984	—	4,146,984	—
Bandesarrollo Fondos Mutuos	2,590,000	8,800,000	0.250	0.439	1,727	3,634	2,591,727	8,803,634
Fondos Mutuos BBVA	5,180,000	—	0.263	—	1,088	—	5,181,088	—
Fondos Mutuos Corp Banca	2,279,200	8,700,000	0.280	0.438	213	3,559	2,279,413	8,703,559

Total	34,913,200	37,820,000			19,386	15,758	34,932,586	37,835,758

(2) This amount represents an investment in a combined portfolio of fixed and variable rate instruments.

5.	NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Trade accounts receivable (a)	147,620,543	156,817,950
Notes receivable	2,418,420	2,380,038
Sundry debtors (b)	34,793,116	32,690,219
Allowance for doubtful accounts	(22,588,159)	(22,469,509)

Total	162,243,920	169,418,698

(a)

In 2005, this amount includes ThCh$137,753,452 (ThCh$131,091,826 in 2004) of trade accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A. the finance subsidiary of the Company.

(b)

This principally corresponds to the unpaid portion of the receivable from Disco S.A..  The receivable relates to the 1999 sale of the shares of Supermercados Ekono S.A. (Argentina). Its maturity date was May 2, 2003.  Disco S.A. paid the above-mentioned amount on the basis of the Argentine law which stipulates that “the obligations expressed and payable in dollars should be converted to Argentine pesos.”  Such “pesoified” payment amount left an outstanding receivable balance of ThCh$27,559,405 as of December 31, 2004 and ThCh$24,458,904 as of December 31, 2005.

Management has initiated legal actions to collect the unpaid portion in the Netherlands Antilles and the Netherlands. On September 5, 2005, the Netherlands Antilles Court ruled against D&S in the suit relating to Disco Ahold, although based on the arguments contained in the verdict, in Management’s opinion, the Company has contractual and legal resources to recover the remaining balance on appeal, in the form originally agreed upon.  Therefore, management believes that no provision is necessary for the receivable due from Disco S.A., which is guaranteed by Disco Ahold International Holding N.V. (Note 22d.).

6.	INVENTORIES

The detail of inventories is as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Merchandise for sale	117,529,985	130,034,266
Imports in transit	4,655,006	1,726,298
Supplies	729,145	788,572

Sub-total	122,914,136	132,549,136

Provision for merchandise for sale	—	(127,349)

Total	122,914,136	132,421,787

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

At December 31, 2005, the valuation provision for sale merchandise was calculated on articles whose most recent purchase were made more than a year ago and which were also discontinued and out of season products.  The valuation allowance reduces the merchandise book value to its realizable value.

In 2004, the Company did not record allowances for slow turnover as it had implemented strategies that yielded a higher turn over and identified and wrote down to net realizable value items held in stock for longer than average periods of time (see Note 2.h.).

7.	OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Deferred taxes (Note 14.b)	5,334,113	3,748,529
Repurchase agreements	25,918,771	2,501,433
Other	2,844,215	880,602

Total	34,097,099	7,130,564

8.	PROPERTY, PLANT AND EQUIPMENT - NET

The detail of property, plant and equipment is as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Land	171,593,931	174,068,713
Buildings and infrastructure:
Buildings	438,265,878	470,092,762
Construction in progress	37,647,791	5,704,081
Machinery and equipment	169,474,090	176,643,354
Other:
Leased assets (1)	43,796,100	45,277,619
Fixtures	31,228,347	38,958,270

Subtotal	892,006,137	910,744,799

Technical revaluation (2):
Land	3,739,078	3,738,711
Buildings	578,612	501,676

Subtotal	4,317,690	4,240,387

Total gross property, plant and equipment	896,323,827	914,985,186
Accumulated depreciation	(279,889,360)	(308,798,548)

Total net property, plant and equipment	616,434,466	606,186,638

(1)	Corresponds to land, buildings and equipment leased under capital leases for store premises. The Company is a lessee in these transactions.
(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the SVS.

The depreciation is determined using the straight-line method.  Depreciation amounted to ThCh$39,881,769 in 2003, ThCh$49,365,323 in 2004 and ThCh$53,368,489 in 2005 and includes ThCh$8,987, ThCh$8,958 and ThCh$8,958 related to depreciation of the technical revaluation in 2003, 2004 and 2005 respectively.  The depreciation expense for the three years in the period ended December 31, 2005 has been included in Selling and Administrative Expense.  These amounts include the amortization expense associated with leased assets, ThCh$3,968,665, ThCh$5,159,894 and ThCh$3,802,571 in 2003, 2004 and 2005 respectively.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

• Buildings and infrastructure	20 to 60	Years
• Machinery and equipment	4 to 7	Years
• Leased assets	5 to 7	Years
• Fixtures	10	Years
• Other fixed assets	4	Years

9.	OTHER ASSETS - NET

Other assets are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Goodwill (net) (Note 9a)	32,537,092	37,771,018
Other long-term assets (Note 9b)	29,150,123	73,270,930

Total	61,687,215	111,041,948

a. Goodwill and negative goodwill

Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Saitec S.A.	(146,759)	—
El Rodeo S.A.	(220,623)	—
Maquinsa S.A.	9,438,130	8,640,541
Magallanes S.A.	23,066,849	21,852,805
Alvi Supermercados Mayoristas S.A.	—	6,923,497
Supermercados La Frontera S.A.	206,647	191,714
Alimentos y Servicios Ltda.	192,848	162,461

Total	32,537,092	37,771,018

The accumulated amortization for goodwill was ThCh$9,074,049 and ThCh$11,219,799 at December 31, 2004 and December 31, 2005, respectively, and the accumulated amortization for negative goodwill was ThCh$2,708,173 and ThCh$3,075,555 at December 31, 2004 and December 31, 2005, respectively.  The amortization for goodwill is included in non operating expense and the amortization for negative goodwill is included in non operating income (see Note 18).

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The acquisitions were accounted for as described in Note 2b.  The excess of the carrying value of the underlying net assets over the stated increase in the Company’s capital (negative goodwill) was recognized on Saitec S.A. and El Rodeo S.A. and is being amortized over ten years and have been fully amortized by December 31, 2005.  There was no goodwill related to Almac Internacional S.A.

Acquisition of Maquinsa S.A. (formerly Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100% interest in Maquinsa S.A. for ThCh$13,450,614, that was paid during 1997.  During 1999 the Company increased the goodwill balance by ThCh$1,107,833 paid as the result of an arbitration proceeding that settled a dispute with Fullmarket’s former owners.  The acquisition was accounted for as a purchase.  Excess of cost over the book value assets acquired and liabilities assumed was designated as goodwill, which is being amortized over twenty years.

Acquisition of Magallanes S.A. (formerly Carrefour S.A.)

On January 7, 2004, the purchase agreement entered into on December 19, 2003 was consummated whereby Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ThCh$74,732,116. At that same date, and based on the same agreement, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ThCh$43. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.  The Company made the acquisition to increase its market share.

The goodwill resulting from the purchase of shares of Carrefour S.A., currently Magallanes S.A., has been calculated considering the acquired company’s equity at fair value and is being amortized over the term established by Circular No.1367 of the Superintendency of Securities and Insurance.  The Company consolidated Magallanes S.A. in its operations as of January 1, 2004.

The detail of fair values of assets and liabilities acquired in the purchase of Magallanes S.A. is the following

ThCh$

CURRENT ASSETS	6,210,742
PROPERTY, PLANT AND EQUIPMENT	55,286,098
OTHER ASSETS	7,058,539

TOTAL ASSETS ACQUIRED	68,555,379

CURRENT LIABILITIES	17,384,781
LONG-TERM DEBT	218,733

TOTAL LIABILITIES ASSUMED	17,603,514

NET ASSETS ACQUIRED	50,951,865

For the calculation of fair values related to fixed assets, an independent appraiser was requested to appraise the assets of Carrefour Chile S.A., based on the financial statements as of December 31, 2003.  By December 31, 2004 the process for calculating the fair value was completed, adjusting the differences against the goodwill initially calculated.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Acquisition of Alvi Supermercados Mayorista S.A.

On October 13, 2005, Distribución y Servicio D&S S.A. purchased 35% of the shares issued by Alvi Supermercados Mayorista S.A., through a capital stock purchase agreement at the purchase price of ThCh$11,606,564.

The excess of the purchase price paid for the shares acquired from ALVI over the net book value of assets acquired and liabilities assumed was designated as goodwill. If necessary said value will be modified, once the process to define the fair value of the investment is concluded.

b. Other long-term assets

Other long-term assets are detailed as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Electric utility refundable advances	232,883	224,310
Deferred discount on bond issuance	2,754,553	2,313,955
Deferred expenses of bond placement and issuance costs	1,462,381	919,348
Investment in related companies (2)	1,976,424	7,106,180
Long term trade accounts receivable (1)	15,192,497	49,415,362
Deferred tax (Note 14.b)	5,674,149	9,938,556
Other	1,857,236	3,353,219

Total	29,150,123	73,270,930

(1)	Long-term trade debtors correspond to receivables with maturities over a year (See 25b.8).
(2)	Investment in related companies detail (all Chilean) is as follows:

	Ownership percentage	Book value of investment		Equity in income (losses) of investee

	(as of all year-ends presented) %	2004	2005	2003	2004	2005

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Alimentos y Servicios Ltda.	50.00	1,004,169	1,020,720	162,674	309,403	150,864
Inversiones Solpacific S.A.	50.00	43,413	(6,911)	64,989	(15,370)	(51,503)
Alvi Supermercados Mayoristas S.A.	35.00	—	4,979,250	—	—	197,740
Inmobiliaria Mall Calama S.A.	25.00	928,842	1,113,121	253,149	338,401	407,907

Total		1,976,424	7,106,180	480,812	632,434	705,008

10.	ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Domestic suppliers	207,333,104	220,742,664
Foreign suppliers	1,627,400	801,741

Total	208,960,504	221,544,405

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

11.	ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Accruals:
Vacations	4,120,940	5,490,853
Bonuses payable	2,181,409	2,676,043
Accrued expenses (1)	8,856,272	10,580,137

Subtotal	15,158,621	18,747,033
Employee withholdings/taxes:
Other	4,845,682	4,429,071

Total	20,004,303	23,176,104

(1) In 2005, this amount includes ThCh$387,472 (ThCh$629,051 in 2004) of severance indemnities (See Note 20).

12.	BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a. Short-term bank debt

Short-term bank debt is summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Payable in:
United States dollars	17,879,609	19,032,224
Chilean pesos (not indexed)	4,477,374	37,388,763
Inflation-linked units (UFs)	642,016	222,762

Total	22,998,999	56,643,749

Weighted average interest rates are as follows:
Loans in U.S. Dollars	2.37%	3.22%
Loans in Chilean pesos (not indexed)	3.04%	6.00%
Loans in inflation-linked units (UFs)	0.40%	0.40%

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Bank/Financial Institution	Balance December 31, 2004	Currency	Balance December 31, 2005	Stated Interest Rate

	ThCh$		ThCh$
Santander – Santiago	5,415,425	US$	11,311,522	Libor + 0.27
	642,016	UF	222,762	0.40%
	4,149,905	Ch$	4,034,000	6.00%
	—	Ch$	31,695,858	TAB+0.85%
Bice	1,198,215	US$	—	Libor + 0.41
Chile	3,460,563	US$	3,225,837	Libor + 0.26
Scotiabank	1,626,523	US$	2,333,314	Libor + 0.35
	309,916	Ch$	—	4.90%
Citibank	15,276	Ch$	—	4.95%
Estado	1,438,912	US$	10,752	Libor + 0.35
Banco de Crédito e Inversiones	4,739,971	US$	1,512,186	Libor + 0.15
	—	Ch$	1,399,032	4.86%
BankBoston	—	US$	638,613	Libor + 0.22
	2,277	Ch$	259,873	7.30%

Total	22,998,999		56,643,749

b. Long-term bank debt

Long-term bank debt is summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	31,196,933	21,892,600
Chilean pesos	76,809,403	53,509,556

Total	108,006,336	75,402,156
Less: Current portion (see Note 12.g)	9,668,377	23,882,384

Long-term portion	98,337,959	51,519,772

Bank/Financial Institution	Currency	Balance December 31, 2004	Currency	Balance December 31, 2005	Stated Interest rate	Maturity date

Santander - Santiago	Ch$	27,703,003		—	TAB+0.85%	27-06-2006
Estado	UF	21,528,556	UF	21,569,772	4.49%	02-09-2007
Citibank	Ch$	23,206,400	Ch$	11,200,000	TAB+0.80%	20-09-2007
Banco Bilbao Vizcaya Argentaria	Ch$	25,900,000	Ch$	18,750,000	TAB+0.80%	22-12-2009

		98,337,959		51,519,772

TAB is a referenced rate in the Chilean Market, and corresponds to the average rate for fund investments of 90, 180 and 360 days.

Long-term bank debt is payable as follows:

Bank/Financial Institution	Currency	2007	2008	2009	Total

		ThCh$	ThCh$	ThCh$	ThCh$
Estado	UF	21,569,772	—	—	21,569,772
Citibank	Ch$	11,200,000	—	—	11,200,000
Banco Bilbao Vizcaya Argentaria	Ch$	6,250,000	6,250,000	6,250,000	18,750,000

Total		39,019,772	6,250,000	6,250,000	51,519,772

The material covenants of our long-term debt agreements at December 31, 2005 are described in the table below:

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

At December 31, 2005, the Company was in compliance with these covenants.

c. Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Lease obligations	7,341,104	5,231,395
Less: Current portion	3,733,282	3,787,961

Long-term portion	3,607,822	1,443,434

Leaseback obligations	4,933,861	1,006,094
Less: Current portion	2,502,847	1,006,094

Long-term portion	2,431,014	—

Total long-term lease and leaseback obligations	6,038,836	1,443,434

Future minimum lease payments	2006	2007	2008	2009	2010	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total	4,794,055	692,532	411,906	268,644	70,352	6,237,489

Lease and leaseback obligations are denominated in US$and U.F. and accrue interest at rates that range from 7.00% to 13.56%.

	Currency	2004	2005

		ThCh$	ThCh$
Short - term lease and leaseback obligations	US$	3,123,037	2,414,550
	UF	3,113,092	2,379,505

Total short - term lease and leaseback obligations (see Note 12g)		6,236,129	4,794,055

Long - term lease and leaseback obligations	US$	3,535,990	1,148,550
	UF	2,502,846	294,884

Total long - term lease and leaseback obligations (see Note 12g)		6,038,836	1,443,434

Total lease and leaseback obligations		12,274,965	6,237,489

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Leaseback agreements

Creditor	Asset	Sales price to buyer lessor	Contractual installment payments	N° of installments	Interest rate	Term of contract	Income (loss) from transactions

		UF	UF		%		ThCh$
Bansa Santander S.A.	Land and buildings Alameda	380,518	570,504	121	8.57	18.12.1996 to 20.01.2007	—
Bansa Santander S.A.	Land and buildings Maipú	519,499	763,499	121	8.28	30.08.1996 to 02.10.2006	(328,596)
Bansa Santander S.A.	Land San Bernardo	109,893	111,711	121	8.20	14.03.1997 to 14.03.2007	(53,734)
Bansa Santander S.A.	Land San Bernardo	21,026	30,904	123	8.65	04.12.1997 to 14.03.2007	—

The difference between the leaseback portion of the real estate and its carrying value is depreciated straight-line over its useful life.  Under paragraph 5 of Technical Bulletin 49, the Company determined the fair value and the carrying value of the assets leased back at the initiation of the contract and, as no differences between the two were noted, no further accounting adjustments were necessary.

d. Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Provision for merchandise rebate obligation (1)	1,841,160	2,848,658
Accrued insurance expense	2,321,645	2,291,213
Other (in Chilean pesos)(2)	3,547,926	4,368,651

Total	7,710,731	9,508,522

(1)

The provision relates to deferred revenue the Company has relating to gift certificates that it sells to customers at face value.  The Company debits cash and credits deferred revenue when the vouchers are sold at the equivalent to 100% of their retail value, recognizing revenue (with a corresponding decrease to deferred revenue) as the vouchers are redeemed by the customers.

(2)	Consist of obligations with less than one year in maturity classified as non-operational.

e. Commercial paper

	At December 31,

Short term	2004	2005

	ThCh$	ThCh$
Payable in:
Chilean pesos	60,109,568	58,567,701

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The detail of maturities as of December 31, 2005 and 2004 is as follows:

Series	Stated interest rate	Principal amount		Maturity Date

		2004	2005

		ThCh$	ThCh$
003-6	3.24%	12,025,000	—	03-09-2005
003-7	4.20%	12,000,000	—	10-19-2005
003-8	3.96%	12,000,000	—	11-17-2005
011-3	3.00%	10,580,000	—	05-04-2005
011-4	3.00%	10,570,000	—	04-21-2005
003-9	4.20%	—	12,025,000	01-17-2006
003-10	5.64%	—	12,000,000	09-14-2006
003-11	5.64%	—	12,000,000	10-17-2006
011-5	4.32%	—	10,580,000	03-16-2006
011-6	4.80%	—	10,570,000	04-19-2006

Bonds:

Long-term bonds are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	141,957,243	138,124,269
Less: current portion (See Note 12.g.)	5,749,745	69,988,589

Total	136,207,498	68,135,680

D&S and its subsidiary SAITEC S.A. have issued bonds to the Chilean public in UFs. The issues are summarized as follows:

D&S issued four series of bonds in 2001 and 2003. The detail is as follows:

Bond Issued	Date of Issuance	Indexation	Amount issued	Series		Maturity date	Nominal interest rate	Amortization Terms	Interest Payment

SERIES A	15.11.2001	U.F.	3,500,000	A1 U.F. A2 U.F.	300,000 3,200,000	2006 2006	7.0% compounded semiannually	1 installment due on April , 2006	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001
SERIES B	15.11.2001	U.F.	1,200,000	B1 U.F. B2 U.F.	200,000 1,000,000	2022 2022	6.5% compounded semiannually	32 semiannual equal Installments as from October, 2022	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001
SERIES C	01.12.2003	U.F.	2,000,000	C1 U.F.	2,000,000	2009	4.5% compounded semiannually	10 semiannual Installments as from December, 2009	Semiannually, due on April 1, and December 1, each year As from June 1
SERIES D	01.12.2003	U.F.	1,000,000	D1 U.F.	1,000,000	2025	5.5% compounded semiannually	38 semiannual Installments as from December, 2009	Semiannually, due on April 1, and December 1, each year As from June 1

SAITEC S.A. issued UF350,000 of 22 year bonds issued in 1992.  Principal is paid down semiannually from October 1, 1995, after a three-year grace period.  Interest is payable semiannually at 6.5%.  These bonds are not collateralized.

Interest accrued on the D&S and SAITEC bonds, at December 31, 2003, 2004 and 2005 was ThCh$1,667,822, ThCh$1,662,814 and ThCh$1,656,007 respectively and is included in accordance with Chilean GAAP with the bond principal in “Bonds” in the balance sheet.  The difference between par value and the proceeds is being deferred and amortized by the straight line method which approximates the effective interest method.  The discount at December 31, 2005, was ThCh$2,725,219 (ThCh$3,171,384 in 2004) of which the current portion is included in other current assets for ThCh$411,264 (ThCh$416,831 in 2004) and the long term portion is included in other assets-net for ThCh$2,313,955 (ThCh$2,754,553 in 2004).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Commercial paper:

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF2,150,000, with the SVS, under number 003.

On October 14, 2003, the Company also registered with the SVS, under the number 011, an issuance of bearer promissory notes for UF1,250,000.

The principal characteristics of this commercial paper are:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

b)	Long-term principal is shown under bonds on the consolidated balance sheets.

c)	The promissory notes are not secured.

d)	At December 31, 2005, the premium from the placement of the promissory notes amounted to ThCh$93,933 (ThCh$88,779 in 2004). At December 31, 2005, these amounts are shown in other current assets.

e)

The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities.  At December 31, 2005, ThCh$61,898 have been amortized and included in the financial expenses for 2005 (ThCh$477,699 in 2004 and ThCh$773,818 in 2003).  ThCh$25,534 is included in other current assets. (ThCh$31,511 in 2004).

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

At December 31, 2005, the Company was in compliance with these covenants.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

f. Long-term sundry creditors

The detail of long - term portion sundry creditors is as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
Due to Compañía de Petróleos de Chile S.A. and accruing interest at 8.59% a year (1)	228,668	—
Less: Current portion	23,285	—

Total	205,383	—

(1) This amount corresponds to an obligation for the purchase of land. Its final maturity is in 2014. Nevertheless this debt was paid in full in 2005.

g. Analysis of current debt and other obligations included in the current portion of long-term liabilities for each period presented

As of December 31, 2004

Bank or Other Institution Name	Principal	Interest rate	Date of maturity	Amount of principal payable within one year and accrued interest as of December 31, 2004	Amount of principal payable in more than one year

				ThCh$	ThCh$
Estado	ThCh$21,528,557	4.49%	2007	322,211	21,528,556
Santander	ThCh$30,781,114	TAB +0.85%	2009	3,393,849	27,703,003
Citibank	ThCh$29,008,000	TAB +0.80%	2007	5,922,273	23,206,400
BBVA	ThCh$25,900,000	TAB +0.80%	2009	30,044	25,900,000

Subtotal-Banks				9,668,377	98,337,959
Bonds
SERIE A	UF3,500,000	UF +7%	2006	1,074,364	62,791,623
SERIE B	UF1,200,000	UF + 6.5%	2022	342,446	21,528,557
SERIE C	UF2,000,000	UF + 4.5%	2009	3,991,925	32,020,613
SERIE D	UF1,000,000	UF + 5.5%	2025	80,235	17,940,464
SERIEA-162	UF120,000	UF + 6.5%	2014	260,775	1,926,241
Subtotal Bonds				5,749,745	136,207,498
Lease Obligations	ThCh$12,274,965	7% to 13.56%	2007	6,236,129	6,038,836
Other	ThCh$196,840	0.86%	2013	23,285	205,383

Total				21,677,536	240,789,676

As of December 31, 2005

Bank or Other Institution Name	Principal	Interest rate	Date of maturity	Amount of principal payable within one year and accrued interest as of December 31, 2005	Amount of principal payable in more than one year

				ThCh$	ThCh$
Estado	ThCh$21,569,772	4.49%	2007	322,828	21,569,772
Citibank	ThCh$28,000,000	TAB +0.80%	2007	17,263,306	11,200,000
BBVA	ThCh$25,000,000	TAB +0.80%	2009	6,296,250	18,750,000

Subtotal-Banks				23,882,384	51,519,772
Bonds
SERIE A	UF3,500,000	UF +7%	2006	63,994,170	-
SERIE B	UF1,200,000	UF + 6.5%	2022	344,987	21,569,772
SERIE C	UF1,784,826	UF + 4.5%	2009	5,311,371	26,888,220
SERIE D	UF1,000,000	UF + 5.5%	2025	80,389	17,974,810
SERIEA-162	UF107,368	UF + 6.5%	2014	257,672	1,702,878
Subtotal Bonds				69,988,589	68,135,680
Lease Obligations	ThCh$6,237,490	7% to 13.56%	2007	4,794,055	1,443,434

Total				98,665,028	121,098,886

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Our debt with Santander Bank was entered into on a four year maturity schedule for the purpose of financing the expansion of our business.  This resulted in large principal payments during 2004 on a total principal amount of ThCh$73,097,853 originating in 2001.  In 2004, the Company paid off a portion of this debt with the proceeds of certain bond issuance, specifically the series C issuance.

Interest expense is classified as non-operating expense (see Note 18).

13.	SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity accounts are as follows:

				Retained earnings

	Paid-in capital	Technical revaluation reserve	Other reserves	Retained earnings	Net income for the year	Interim dividends	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances, January 1, 2003	214,784,612	1,267,377	33,417	67,770,224	23,777,482	(6,900,000)	300,733,112
Transfers	—		—	23,777,482	(23,777,482)	—	—
Dividends paid	—	—	—	(13,800,000)	—	6,900,000	(6,900,000)
Price level restatement	2,147,846	12,674	334	894,777	—	20,700	3,076,331
Net income for the year	—	—	—	—	11,766,514	(6,900,000)	4,866,514

Balances, December 31, 2003	216,932,458	1,280,051	33,751	78,642,483	11,766,514	(6,879,300)	301,775,957

Balances as of December 31, 2003 (1)	230,360,577	1,359,286	35,840	83,510,453	12,494,861	(7,305,129)	320,455,888

Balances, January 1, 2004	216,932,458	1,280,051	33,751	78,642,483	11,766,514	(6,879,300)	301,775,957
Transfers	—	—	—	11,766,514	(11,766,514)	—	—
Capital increase with increase in new shares	155,048,729	—	(2,510,459)			—	152,538,270
Dividends paid	—	—	—	(13,779,300)	—	6,879,300	(6,900,000)
Price level restatement	6,833,964	32,001	(14,219)	1,908,841	—	(269,100)	8,491,487
Net income for the year	—	—	—	—	10,357,195	(10,350,000)	7,195

Balances, December 31, 2004	378,815,151	1,312,052	(2,490,927)	78,538,538	10,357,195	(10,619,100)	455,912,909

Balances as of December 31, 2004 (1)	392,452,496	1,359,286	(2,580,601)	81,365,926	10,730,054	(11,001,388)	472,325,773

Balances, January 1, 2005	378,815,151	1,312,052	(2,490,927)	78,538,538	10,357,195	(10,619,100)	455,912,909
Transfers	—	—	—	10,357,195	(10,357,195)	—	—
Dividends paid	—	—	—	(10,619,100)	—	10,619,100	—
Price level restatement	13,637,345	47,234	(90,468)	2,817,958	—	(286,880)	16,125,189
Recognition of equity value adjustment	—	—	(19,854)	—		—	(19,854)
Net income for the year	—	—	—	—	42,367,120	(26,080,000)	16,287,120

Balances, December 31, 2005	392,452,496	1,359,286	(2,601,249)	81,094,591	42,367,120	(26,366,880)	488,305,364

(1)	Restated in thousands of constant Chilean pesos at of December 31, 2005.

a.	Paid-in capital

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

The Eleventh Extraordinary Shareholders Meeting held on May 23, 2002 approved a capital increase of ThCh$163,622,500 through the issue of 250 million new no-par value registered shares of the same series, which must be issued, subscribed to and paid in within 3 years from this date.

The Twelfth Extraordinary Shareholders Meeting held on April 12, 2004 agreed to annul the aforementioned corporate capital increase. The same Extraordinary Shareholders Meeting replaced it, approving a maximum capital increase of ThCh$170,000,000 through the issue of 250 million new no-par value registered shares of the same series, which are issued, subscribed to and paid in at December 31, 2005.

The Fourteenth Extraordinary Shareholders Meeting held on October 26, 2004 agreed to redenominate the number of shares in which the Company’s capital is divided by replacing each existing share of the Company by four shares. The Company’s capital of ThCh$392,452,496 will therefore be divided into 6,520 million new no-par value registered shares of the same series.

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

d.	Reserve for technical revaluation of property, plant and equipment

This reserve corresponds to technical revaluations made by subsidiaries in prior years.

e.	Dividends paid

During the years ended December 31, 2003, 2004 and 2005 the Company paid dividends per share for Ch$2.5 Ch$1.9, and Ch$4.0, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

f.	Other reserves

The breakdown of the balance is the following:

	2004	2005

	ThCh$	ThCh$
Capital Increase Expenses Reserve (1)	(2,616,441)	(2,616,441)
Recognition of equity value adjustment (2)	—	(20,648)
Other Reserves	35,840	35,840

Totals	(2,580,601)	(2,601,249)

(1)

Corresponds to expenses incurred in the placement of shares issued in accordance with the capital increase approved by the Fourteenth Extraordinary Shareholders Meeting, which are recorded in accordance with Circular No.1736 of the Superintendency of Securities and Insurance (“SVS”).

(2)

During 2005, the Parent purchased shares, acquired ownership interests and subscribed and paid capital increases in various companies of the Consolidated Group. The net gain (loss) obtained from the above transactions has been charged to Other reserves.

14.	INCOME TAXES

	a.	The detail of accrued income taxes is as follows:

	2004	2005

	ThCh$	ThCh$
First category income taxes	(7,626,420)	(9,400,679)
Less:
Monthly payments	7,944,058	9,549,763
Personnel training credit and real estate tax credit	4,491,962	4,885,772
Recovery of first category income tax by applying tax losses:
To the year	1,165,112	728,324
Benefit from carryback of tax losses	544,511	2,918
Arica Law tax credit	9,464	7,186
Austral Law tax credit	—	563,115

Net income taxes refundable	6,528,687	6,336,399

At December 31, 2004 and 2005 “Refundable taxes” on the balance sheet is shown together with other Value Added Taxes (VAT) receivable of ThCh$4,246,335 and ThCh$2,489,209 respectively within current assets.

At December 31, 2005, D&S and its subsidiaries have unremitted taxable earnings of approximately ThCh$156,299,463 (ThCh$134,973,481 in 2004).  The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders.  Certain subsidiaries have tax losses for tax purposes totaling ThCh$90,246,012 as of December 31, 2005 (ThCh$72,014,512 in 2004).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

b.	Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, December 31, 2004				Balance, December 31, 2005

	Deferred Assets		Deferred Liabilities		Deferred Assets		Deferred Liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary difference
Allowance for uncollectible accounts	3,651,071	—	—	—	1,677,133	—	—	—
Vacation accrual	700,560	—	—	—	933,445	—	—	—
Leased assets	—	—	—	745,748	—	—	—	1,083,406
Depreciation of property, plant and equipment	—	1,330,284	—	5,620,480	—	1,228,285	—	5,256,198
Severance indemnity	106,939	766,190	—	—	65,870	958,449	—	—
Other events	499,367	—	—	—	—	243,041	—	—
Sundry provisions	118,438	—	—	—	156,081	—	—	—
Realization allowance on inventory	—	—	—	—	21,649	—	—	—
Interest income	—	—	—	—	91,727	—	—	—
Allowance for uncollectible sundry debtors	188,917	—	—	—	187,415	—	—	—
Capitalized financial cost	—	—	—	1,687,876	—	—	—	443,896
Deferred charges	—	—	614,055	1,098,759	—	—	661,969	672,353
Tax loss	688,395	11,554,072	—	—	1,277,178	14,064,644	—	—

Total deferred taxes	5,953,687	13,650,546	614,055	9,152,863	4,410,498	16,494,419	661,969	7,455,853
Complementary accounts balance	(5,519)	(498,936)	—	(1,675,402)	—	(480,473)		(1,380,463)

Net balances per balance sheet	5,948,168	13,151,610	614,055	7,477,461	4,410,498	16,013,946	661,969	6,075,390

Long-term deferred tax assets are presented net of long-term deferred tax liabilities and are included in “Other long-term assets (See Note 9b).

Short-term deferred tax assets are presented net of short-term deferred tax liabilities and are included in “Other current assets” (See Note 7).

The complementary accounts are amortized over the estimated period the differences will reverse.

c.	The charge to income for income taxes is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Current tax expense
For the year	(6,313,044)	(7,626,420)	(9,400,679)
Prior year adjustment	(45,962)	(19,189)	1,164,811
Benefit from tax loss carry back	540,105	1,165,112	728,324
Deferred taxes
Change in deferred taxes	1,570,943	4,266,187	2,949,780
Effect of amortization of complementary accounts of deferred tax assets and liabilities	(687,530)	(139,680)	(270,957)
Effect on assets and liabilities of deferred tax from changes in valuation allowance	—	149,622	—

Total charge to income	(4,935,488)	(2,204,368)	(4,828,721)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

15.	FOREIGN CURRENCIES

Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

	At December 31,

	2004	2005

	ThCh$	ThCh$
ASSETS
Current assets	28,463,429	26,454,153

LIABILITIES
Current liabilities	23,110,522	22,248,515
Long-term liabilities	3,535,990	1,148,550

Total liabilities	26,646,512	23,397,065

Net asset position	1,816,917	3,057,088

16.	PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE

Price-level restatement (monetary correction) and foreign exchange, described in Note 2d and 2e, credited (charged) to income is as follows:

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Property, plant and equipment - net	5,198,006	14,983,678	22,292,265
Non-monetary liabilities - net of other long-term non-monetary assets	810,010	2,700,127	4,103,573
Shareholders’ equity	(3,266,756)	(8,797,181)	(16,125,189)
Liabilities (UF’s)	(433,182)	(5,457,490)	(7,449,185)
Income statement amounts	(51,338)	(1,425,872)	(3,273,692)

Price-level restatements - net	2,256,740	2,003,262	(452,228)
Foreign exchange gain (loss) (1)	(3,182,310)	185,963	(1,206,980)

Gain (loss) from changes in the purchasing power of the Chilean peso	(925,570)	2,189,225	(1,659,208)

(1)	The detail of foreign exchange gain (loss) is as follows:

		At December 31,

	Currency	2003	2004	2005

		ThCh$	ThCh$	ThCh$
Current assets
Marketable securities	US$	2,445,131	(471,815)	(120,805)
Sundry debtors	US$	(10,602,584)	(1,800,280)	(2,142,839)

Total gain (loss)		(8,157,453)	(2,272,095)	(2,263,644)

Current liabilities
Debt due to banks and financial institution	US$	4,975,143	2,214,271	1,310,880
Current portion of long-term liabilities	US$	—	—	39,050
Accruals	US$	—	243,787	(293,266)

Total gain (loss)		4,975,143	2,458,058	1,056,664

Foreign exchange gain (loss)		(3,182,310)	185,963	(1,206,980)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

17.	DIRECTORS’ REMUNERATION

The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Attendance fees	386,850	377,104	594,955

The following amounts were also paid to the Directors for activities not related to their positions as Directors:

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Per - diem	55,992	52,836	172,000

All of these fees are included in Selling and administrative expenses.

18.	NON-OPERATING INCOME AND EXPENSES

	a.	Non-operating income for each year is summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Interest income	571,910	1,350,413	2,821,615
Amortization of negative goodwill	375,050	367,382	367,382
Equity in income of investee	480,812	647,804	756,511
Gain from sale of fixed assets	72,124	183,791	37,909
Other	75,602	315,126	120,000
Minority interest	—	128,174	1,669

Total	1,575,498	2,992,690	4,105,086

b.	Non-operating expense for each year is summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Interest expense	17,423,511	19,367,793	20,091,611
Amortization of goodwill	843,943	2,049,264	2,145,750
Minority interest	41,901	—	—
Equity in losses of investee	—	15,370	51,503
Donations	493,784	316,508	677,836
Loss from sale of fixed assets	62,425	325,840	80,174
Other	809,854	754,977	272,139

Total	19,675,418	22,829,752	23,319,013

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

19.	TRANSACTIONS WITH RELATED PARTIES

a.

Related companies - The Company has transactions with its equity - method investees and other related parties.  Balances due from and due to these companies are shown on the consolidated balance sheets.  The detail of accounts receivable and payable is the following:

	Receivable		Payable

	At December 31,

	2004	2005	2004	2005

	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
Servicios Profesionales y de Comercialización S.A. (1)	—	—	13,829,062	6,201,309
Intersuper Argentina S.A. (2)	—	—	16,257	—
Aquapuro S.A.	216,366	208,847	—	—
Inversiones Solpacific S.A.	110,877	107,025	—	—
Inmobiliaria Mall Calama S.A.	1,218,538	1,221,927	—	—

Totals	1,545,781	1,537,799	13,845,319	6,201,309

(1)	The balance payable is owed to a shareholder and bears interest at 3.5% a year on UF denominated principal.

(2)	Intersuper Argentina S.A. is related to the Company through common shareholders.

The accounts receivable and payable, other than that mentioned in (1), are not subject to interest or indexation.

b.	Transactions with related companies - The principal transactions with related companies are summarized as follows:

Company	Relationship to Company	Description of services or goods received/ disbursed	Cash value of the transaction for the year ended December 31,			(Charged) to income for the year ended December 31,

			2003	2004	2005	2003	2004	2005

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Servicios Profesionales y de Comercialización S.A.	Parent company	Interest on checking account	444,570	655,349	332,562	(444,570)	(655,349)	(332,562)
		Readjustment on current account	47,309	482,718	276,250	(47,309)	(482,718)	(276,250)
Aquapuro S.A.	Member of controlling group	Purchase of merchandise	7,339,160	6,670,520	5,750,810	—	—	—
Alimentos y Servicios Ltda.	Member of controlling group	Purchase of merchandise	3,616,412	3,795,045	3,799,996	—	—	—
Larrain Vial S.A. Corredora de Bolsa	Member of controlling group	Professional services	419,799	2,035,338	67,885	—	(2,035,338)	(67,885)
Kimberly Clarke Chile S.A.	Common management	Purchase of merchandise	5,398,757	7,486,617	8,215,275	—	—	—
BST Consulting Group S.A.	Common management	Services	112,676	136,208	2,553,552	(112,676)	(136,208)	(2,553,552)
BST Bancheque	Common management	Control of checks	15,956	502,528	461,574	(13,409)	(422,292)	(387,877)
BST Procesadora Automatic	Common management	Search and recruitment	—	2,887	104,750	—	(2,887)	(104,750)
BST Retail Services	Common management	Collection services	2,182,600	1,307,511	—	(2,182,600)	(1,307,511)	—
BST Seguros Ltda.	Common management	Insurance brokers	—	47,726	5,835	—	(40,107)	(4,903)
Promociones Financieras Ltda.	Common management	Commissions paid	119,315	1,361,175	1,857,002	(100,265)	(1,143,844)	(1,560,506)
Shop’n Check (Chile) Ltda.	Common management	Consultant’s offices in marketing	—	29,912	86,100		(29,912)	(86,100)
Soc Agrícola Panquehue Ltda.	Member of controlling group	Purchase of merchandise	4,666,940	4,022,586	1,476,284	—	—	—
Agrícola y Forestal Arcoiris S.A.	Member of controlling group	Purchase of merchandise	719,778	925,915	1,051,652	—	—	—
Empresas El Mercurio S.A.P.	Common directors	Publicity	218,117	611,712	819,542	(183,292)	(514,044)	(688,690)
El Mercurio Valparaíso	Common directors	Publicity	107,884	93,908	88,392	(90,659)	(78,914)	(74,279)
BBDO Publicidad S.A.	Common directors	Publicity	—	—	226,100	—	—	(226,100)
Entel PCS Telecomunicaciones S.A.	Common directors	Communications	5,413	17,661	391,309	(4,549)	(14,841)	(328,830)
Entel Telefonía Local S.A.	Common directors	Communications	6,074	7,247	10,974	(5,104)	(6,090)	(9,222)
Entel Call Center S.A.	Common directors	Communications	—	203,002	380,957	—	(170,590)	(320,132)
Entel S.A.	Common directors	Communications	16,441	16,220	19,996	(16,441)	(16,220)	(19,996)
Universidad Adolfo Ibañez	Common directors	Donations	261,072	259,621	—	(261,072)	(259,621)	—

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

20.	SEVERANCE INDEMNITIES

The Company records an accrual for voluntary severance indemnities, which has been recorded at the discounted present value of the vested benefit using a 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

Long term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2.r. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Opening balance as of January 1,	4,470,568	5,136,056
Increase in accruals	4,241,349	3,880,851
Payments during the period	(3,575,861)	(2,991,204)

Total	5,136,056	6,025,703

The long-term accrual amounts to ThCh$4,507,005 in 2004 and ThCh$5,638,231 in 2005, and is included as accruals under long-term liabilities.  The short-term accrual in 2004 and 2005, respectively, amounts to ThCh$629,051 and ThCh$387,472 (Note 11).

21.	FINANCIAL DERIVATIVES

As of December 31, 2004 and 2005 the Company and its subsidiaries do not have financial derivative contracts with financial institutions.

22.	CONTINGENCIES AND COMMITMENTS

Parent Company

a.	Direct commitments:

The Company has commitments for imports of inventories and fixed assets through bank letters of credit for ThCh$4,001,593.

b.	Indirect commitments:

The Company has committed contractually with Citibank N.A. to maintain its ownership interest in Aquapuro S.A.

c.	Management restrictions and financial covenants:

I.

In accordance with the long-term loan credit agreements signed with Banco Estado and the credit agreements signed with Banks Santander Santiago, Banco Bilbao Vizcaya Argentaria and Citibank, respectively, the Company must comply with certain financial indicators calculated based on its consolidated financial statements at June 30 and December 31, 2005.

Coverage of financial expenses, understood as the ratio of the EBITDA (Operating income excluding depreciation) to interest expense must be greater than 3.5. At December 31, 2005, the coverage was 6.32.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Leverage, understood as the ratio of current liabilities (which generate interest) to net shareholders’ equity must be less than 1.2. At December 31, 2005, the leverage was 0.74.

Furthermore, according to the aforementioned credit agreements signed with Banks Santander Santiago, Banco Bilbao Vizcaya Argentaria and Citibank, the following conditions must be met for them to be fully in force.

	1.	Loans from Banco Santander Santiago:

		a.	No later than June 27, 2006, Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales must have made a partial payment of its principal of ThCh$2,961,150 plus interest.

		b.	At June 27, 2006, to not have violated any non-performance or performance clauses contracted in the aforementioned credit agreement.

	2.	Loans from Banco Bilbao Vizcaya Argentaria:

The Bank may declare the loan to be immediately and fully due and payable, if the Debtor or Original Debtor find themselves in any of the following situations:  If there is any non-performance of obligations with third parties, except for suppliers, and it is not resolved within 10 calendar days; if the debtor, for items with similar characteristics, grants better conditions to other creditors, among others.

	3.	Loans from Citibank N.A. Agencia en Chile:

The stipulations of the debt contract and original amendment stay fully in force, between the new instrument and the original plus its amendments forming a single contract.

II.	Bond liability covenants are disclosed in Note 12.e.

d.	Legal actions:

At December 31, 2005, the Company and its subsidiaries have litigation pending against them due to lawsuits related to their normal operations, most of which do not entail any risk of significant loss, according to the Company’s legal counsel.

The main causes, among others, are detailed below:

Company: Distribución y Servicio D&S S.A. Subject: Collection of remunerations and unfair dismissal. Quantum: ThCh$ 14,530 plus adjustment Status: First stage. Evidence stage.

Company: Distribución y Servicio D&S S.A.
Subject: Unfair dismissal.
Quantum: ThCh$ 22,249 plus adjustments, interest and costs
Status: Distribución y Servicio D&S S.A., is being sued.  First instance.  Parties to submit evidence.  Hearing set for 10:00 a.m. on April 18, 2006.

Company: Distribución y Servicio D&S S.A.
Subject: Non-performance of contract
Quantum: ThCh$ 33,879 plus adjustments, interest and undetermined compensation for deferred damages.
Status: Presentation of pleas and proceedings

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Company: Distribución y Servicio D&S S.A. Subject: Compensation for damages Quantum: ThCh$ 204,300 Status: Appeal and appeal for annulment (writ of error) pending

Company: Supermercado Santa Rosa Ltda.
Subject: Unfair dismissal.
Quantum: ThCh$ 6,936 plus adjustments, interest and costs
Status: First instance. Evidence presented.  Procedures requested for enhanced verdict.

Company: Hipermercados Maipú Ltda. Subject: Lawsuit for compensation for damages Quantum: ThCh$ 6,500 Status: Presentation of pleadings

Company: Líder Alameda
Subject: Lawsuit for violation of the consumer law
Quantum: ThCh$1,579
Status: Arbitration hearing suspended, because the court still had to rule on the impossibility of “Líder” being sued in a lawsuit, because it is a trademark.  Setting of new date for same hearing and submission of evidence pending.

Company: Hipermercdao Alameda Subject: Local Police Proceeding Quantum: ThCh$20,700 Status: Final decision pending

Company: Supermercado La Dehesa Ltda. Subject: Unfair dismissal. Quantum: ThCh$1,782 Status: Second instance. Favorable decision for Supermercado La Dehesa. Appeal lodged by plaintiff is pending.

At December 31, 2005, the Company and its subsidiaries were involved in legal proceeding against them which are related to their normal business activities. In the Company’s legal advisor’s opinion and management’s opinion, as of December 31, 2005, there are no lawsuits or possible lawsuit, legal or non-legal matters, tax issues or any liens which may materially affect the financial statements of the Company.

Due to the non-payment of the full amount agreed to in the purchase and sale agreement for the shares of Supermercados Ekono S.A. (Argentina), the Company notified the guarantor of this debt, Disco Ahold International Holdings N.V., of non-payment of the full amount of the debt and demanded its payment.  Due to the lack thereof, the Company has initiated legal actions in the Netherlands Antilles against the guarantor, and also against the guarantor’s parent company, Royal Ahold of the Netherlands.

In the opinion of management, the Company has contractual and legal recourses that will allow it to recover the balance in the form originally agreed to, and, consequently, no provision has been made for the debt guaranteed by Disco Ahold International N.V.

Management has initiated legal actions to collect the unpaid portion in the Netherlands Antilles and the Netherlands. On September 5, 2005, the Netherlands Antilles’ Court ruled against D&S in the suit relating to Disco Ahold, although based on the arguments contained in the verdict, in Management’s opinion, the Company has contractual and legal resources to recover the remaining balance on appeal, in the form originally agreed upon.  Therefore, management believes that no provision is necessary for the receivable due from Disco S.A., which is guaranteed by Disco Ahold International Holding N.V.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Indirect guaranties:

	Indebted			Assets Committed		Outstanding payment balance
			Type of
Guaranty Creditor	Entity	Relation	Guaranty	Type	Book Value	31-12-2005	31-12-2004

Banco Santander Santiago	Saitec	Subsidiary	Mortgage	Property	25,302,215	30,082,358	—

Guaranties release

31-12-2006	Assets	31-12-2007	Assets	31-12-2008	Assets

30,082,358	—	—	—	—	—

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Interest collected	86,248	964,697	2,439,816

Interest paid	15,676,814	16,196,009	16,941,348

Income taxes paid	681,364	236,764	228,537

Property, plant and equipment acquired by assuming directly related debt	6,069,077	4,714,969	940,998

The detail in “Other charges” included in operating activities, is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Description
Amortization of debt issuance costs	1,004,137	782,200	366,230
Amortization of premium/discount associated with bond issuance	162,998	394,546	407,691
Miscellaneous adjustments to other investments	265,197	58,258	25,475
Other accruals	447,084	676,855	—
Others	302,458	—	274,715

Total	2,181,874	1,911,859	1,074,111

The detail in “Other investment disbursements” included in investing activities, is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Description
Lease prepayment	(925,409)	—	(832,250)
Others costs - investment in Carrefour S.A.	—	(1,073,414)	—
Other	(124,732)	(7,910)	(164,376)

Total	(1,050,141)	(1,081,324)	(996,626)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

24.	SUBSEQUENT EVENTS

On February 22, 2006, the General Manager of subsidiary Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. was sanctioned by the SVS due to lack of compliance with the five-day period after year end of the respective calendar quarter to present the list of shareholders as of December 31, 2005, pursuant to the provisions of Section III of Circular 1481 of the SVS.  The default was remedied on the same day.

In the period between January 1, 2006 and the date of presentation of these financial statements, no other significant events that might affect their presentation have occurred.

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

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities.  The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the Chilean peso, by restating all non-monetary accounts in the financial statements.  The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.  The price-level restatement adjustments under Chilean GAAP are not reversed in the U.S. GAAP reconciliation as allowed under Securities and Exchange Commission rules.

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

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No.109 “Accounting for Income Taxes”, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The principal difference between U.S. GAAP and Chilean GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income.  When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP.  The effect of these differences on the net income and shareholders’ equity of the Company is included in the reconciliation below.

a.2. Mandatory dividends - As required by Law No. 18,046, unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income.  Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date.  Under Chilean GAAP, dividends are not recognized until approved at the annual shareholders’ meeting subsequent to year-end.  In 2004 and 2005 the Company paid interim dividends in excess of the minimum dividend amount required by the Law No.18,046.  For this reason, there is no effect recorded in the reconciliation of equity below.

a.3. Marketable debt and equity securities - Under U.S. GAAP, marketable debt and equity securities other than those accounted for under the equity method are required to be accounted for under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.”  This standard requires investments to be accounted for as follows:  (1) held-to-maturity securities, which are defined as debt securities that a company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) available for sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity.

Under Chilean GAAP, the Company presents marketable equity securities (see Note 4 for detail) at the lower of cost plus price-level restatement or market (recording any adjustment through the income statement).  Under U.S. GAAP, all investments in marketable equity securities which the Company holds would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders’ equity.  The effect of this difference is included in the reconciliation below.

Unrealized losses that are considered to be other-than-temporary are recorded in the income statement.  The Company has not recorded any other than temporary impairment under U.S. GAAP related to these securities.

An impairment is deemed other than temporary unless:

(a)	The investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and

(b)	Evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

a.5. Purchase accounting and impairment of goodwill - In accordance with Chilean GAAP through December 31, 2003, business combinations are accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding 20 years.  Any book value in excess of acquisition cost resulted in the recording of negative goodwill.  With the effective date of Technical Bulletin 72 on January 1, 2004, Chilean GAAP adopted purchase method accounting for business combinations requiring all assets acquired and liabilities assumed to be recorded at their fair value.

Under US GAAP, prior to FAS 141, business combinations were accounted for in accordance with APB Opinion No.16 which provided for the use of either the purchase method or pooling of interests method.  SFAS 141 eliminated the pooling of interests method allowing only the purchase accounting method to be used.  SFAS 141 was effective as of January 1, 2002 and applied to all business combinations consummated after June 30, 2001.

Under SFAS 141, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill.  If the sum of the amounts assigned to assets acquired and liabilities assumed exceed the cost of the acquired entity (negative goodwill), that excess is allocated as a pro rata reduction of the amounts that are otherwise assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.  If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain.

Under U.S. GAAP, in accordance with the adoption of SFAS No.142 on January 1, 2002, goodwill is no longer amortized, but an impairment test is performed on the reporting unit level annually or whenever indicators of impairment arise.  The Company tests goodwill for impairment by comparing the carrying value of net assets to the fair value of the related operations.  If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment.  None of the annual tests have resulted in a U.S. GAAP impairment adjustment.

(a)

Under Chilean GAAP, at the acquisition date of the shares of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A., the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company’s capital.  Under U.S. GAAP, such negative goodwill has been reversed against shareholders’ equity and the subsequent amortization recorded under Chilean GAAP has been eliminated.

(b)

Under Chilean GAAP, the acquisition of Maquinsa, an unrelated company, in 1997, was recorded at cost with the assets acquired and liabilities assumed stated at their book basis, with any excess up to the purchase price being recorded as goodwill.  Under U.S. GAAP, the assets acquired and liabilities assumed would be recorded at their respective fair value with any excess up to the purchase price being recorded as goodwill.  In 1999, the Company settled an amount of ThCh$1,107,833 with the former owner of Maquinsa S.A. in arbitration.  Under Chilean GAAP, this amount was recorded as goodwill.  Under U.S. GAAP, this amount would have been expensed.

The effects of such differences are recorded in the reconciliation below and include differences in the carrying values for assets, liabilities and goodwill and the resulting depreciation and amortization.

The differences generated in goodwill between US GAAP and Chile GAAP created in the Maquinsa acquisition for the subsequent pay-out described above are reversing, if applicable, through the line “Reversal of amortization of goodwill- Maquinsa” in the reconciliations of net income and shareholders’ equity.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

(c)

On January 7, 2004, a purchase agreement entered into on December 19, 2003 was consummated whereby Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ThCh$74,732,116. At that same date, and based on the same agreement, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ThCh$45. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

Under Chilean GAAP, the goodwill resulting from the purchase of shares of Carrefour S.A., currently doing business as Magallanes S.A., has been calculated in accordance with Technical Bulletin No.72.

In connection with this acquisition, with the exception of the difference mentioned in paragraph a.8, purchase accounting entries for this entity did not differ.  Subsequent to the acquisition, goodwill has been amortized under Chilean GAAP, but not under U.S. GAAP, as previously described.

The differences generated in goodwill between US GAAP and Chile GAAP created in the Carrefour acquisition for the forward contract to hedge the Euro acquisition price (See a.8), if applicable, are reversing through the line “Reversal of amortization of goodwill - Carrefour” in the reconciliations of net income and shareholders’ equity.

(d)

On October 13, 2005, Distribución y Servicio D&S S.A. purchased 35% of the shares issued by Alvi Supermercados Mayorista S.A., through a capital stock purchase agreement at the purchase price of ThCh$11,606,564.  Under Chilean GAAP at December 31, 2005 the excess of the purchase price paid for the shares acquired from ALVI over the net book value of the assets acquired and liabilities assumed was designated as goodwill and amortized since the acquisition date.  Under US GAAP said value would have been modified based on the fair value of the assets acquired and liabilities assumed, which determination process was concluded in May 2006.  Due to the insignificant amount of the modification, no effect has been included in the 2005 reconciliations to net income or shareholders equity other than to reverse the amortization of goodwill recorded under Chile GAAP.

(e)

In 1996 the Company purchased a 100% interest in Supermercados Ekono S.A. (Argentina).  The Company previously held a 49.99% non-controlling interest, accounted for under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company’s shareholders and subsequently repurchased the 100% interest from such shareholders.  Under Chilean GAAP, these transactions were accounted for separately.  Under U.S. GAAP, the sale and repurchase from shareholders were treated as capital transactions.  In December 1999, the Company sold its 100.0% interest in Supermercados Ekono S.A. (Argentina).  The effects of such differences and their reversals upon the December, 1999 sale are recorded in the reconciliation. In 2005, management determined that unintentionally, certain basis differences originating in both shareholders’ equity and net income related to the sale in 1999 had not been appropriately reversed in the reconciliation to US GAAP shareholders' equity and net income in 1999, as a result of which shareholders' equity under US GAAP for comparative periods was understated by ThCh$2,780,618. Since this misstatement was deemed to have an immaterial impact on the presentation of the financial statements for prior periods, corrections have been recorded in the 2005 reconciliations to U.S. GAAP, resulting in an increase of shareholders' equity by ThCh$2,780,618 and an increase in net income for 2005 by ThCh$1,434,340, under US GAAP.

a.6. Severance indemnities - The Company has committed to provide a lump sum payment to each employee with more than six months of service at the end of his or her employment.  Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees with more than six months of service, and a discount rate of 7%.  Under U.S. GAAP, this arrangement is considered to be a benefit plan, in accordance with SFAS 87, “Employers’ Accounting for Pensions” and the liability should be measured by projecting future expected severance payments using an assumed average salary progression rate, workforce rotation, workforce mortality, average service life and discounting the resulting amounts to their present value.  In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate.

Under U.S. GAAP, prior service are costs charged to income using the straight-line method over the estimated average remaining service period of the employees.  For Chilean GAAP, prior service costs which arose when the Company started recording severance indemnity liabilities in 1995, were expensed immediately.  The difference related to the treatment for prior service costs is recorded as an adjustment in the reconciliation to U.S. GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The Company recognizes actuarial gains or losses immediately for severance indemnity plans for both Chilean GAAP and US GAAP.

The severance indemnity plan is unfunded.

a.7. Present value adjustment on accounts receivable - Under Chilean GAAP, the account receivable from Disco S.A. for the sale of Ekono Argentina in 1999, with a maturity date in 2003, was recorded at its cash value.  Under U.S. GAAP, in accordance with Accounting Principle Board Opinion No. 21, such receivable would be recorded at its net present value, using a 7% discount rate with the associated interest being accreted into income over time through maturity of the account receivable.  The effects of conforming with U.S. GAAP are shown in the reconciliation below.

a.8. Derivative instruments - Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, was adopted by the Company as of January 1, 2001.  SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities.  SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value.  Changes in fair value are either recognized in either income or shareholders’ equity (as a component of other comprehensive income), depending on the designation of the derivative instrument.  As the Company did not meet documentation standards for its forward exchange contracts, the unrealized gains which are deferred for Chilean GAAP purposes associated with its forward exchange contracts would be recognized through the income statement for U.S. GAAP purposes. Unrealized losses are charged to income under both U.S. GAAP and Chilean GAAP for these forward exchange contracts.  For the periods ended December 31, 2003, 2004 and 2005, the Company had no forward exchange except as detailed below.

The Company entered into a forward exchange contract (designated as a cash flow hedge of a forecasted transaction under Chilean GAAP) to cover the fluctuation in the Chilean peso versus the Euro for its anticipated €100,000,000 purchase of Carrefour Chile S.A. on December 19, 2003, which purchase was completed on January 7, 2004.  At December 31, 2003, the fair value of the financial instrument did not differ significantly from its recorded value.  On January 7, 2004, upon settlement of this financial instrument, the Company realized a loss of ThCh$2,532,720.

The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP is as follows:

Forward exchange contract (“Assignment Agreement” signed on December 19, 2003”)		Exchange rate	Total of payment

	€	Peso / Euro	ThCh$ (1)

Euro adopted on the agreement	100,000,000	745.80	77,264,880
Euro day of payment on January 7, 2004	100,000,000	721.35	74,732,160

The Company realized a loss of			2,532,720

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2005.

Under Chilean GAAP, the realized loss on this contract was considered part of the purchase price of Carrefour Chile S.A.  Under U.S. GAAP, SFAS No. 133 does not permit the designation of a forecast transaction related to a business combination as a hedge, therefore the loss was be recognized in income in 2004.  The adjustments to net income and shareholders’ equity for this difference are included in the reconciliation below.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

a.9. Effects of minority interest on the U.S. GAAP adjustments - The net income and shareholders’ equity under Chilean GAAP are adjusted in the reconciliations to U.S. GAAP for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests.  There are no other theoretical differences between Chile GAAP and U.S. GAAP related to recording minority interest.

The effect of this adjustment on net income and shareholders’ equity reconciliation to US GAAP are as presented below.

a.10. Effects of Capitalization of rebate associated with unsold inventory on the U.S. GAAP adjustments - The Company receives certain volume rebates from its suppliers but did not allocate a portion of these rebates to unsold inventory under Chilean GAAP.  Rebates associated with unsold inventory are recorded as a reduction of inventory carrying value at each year-end under U.S. GAAP.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP as presented below.

a.11. Leaseback transactions

Certain of the transactions which the Company has entered into qualify for characterization as sales-leasebacks of real estate in Chilean GAAP and are described as such in our Chilean GAAP footnotes.  Those transactions do not qualify for similar treatment as sales-leaseback contracts under U.S. GAAP due to the “continuing involvement” of the Company as defined under paragraph 26 of SFAS 66, “Accounting for Sales of Real Estate”.  As there was no difference between the carrying value of the real estate and its fair value on the dates the contracts to finance the assets’ values were entered into, no gain or loss was recorded under Chilean GAAP.  Although the transaction would be accounted for as a capital lease under Chilean GAAP and a note payable under U.S. GAAP, the interest rates under both U.S. GAAP and Chilean GAAP are the same.  Therefore, no difference is generated over time for the accreted interest expense. As a result, no adjustment appears in our reconciliation to U.S. GAAP.

a.12. Effect of Conforming to U.S. GAAP - The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2005 purchasing power and thousands of U.S. dollars).

		Year ended December 31,

		2003	2004	2005	2005

	Paragraph	ThCh$	ThCh$	ThCh$	ThUS$
Net income, in accordance with Chilean GAAP		12,494,861	10,730,054	42,367,120	82,668
Reversal of depreciation of the technical revaluation of property, plant and equipment	a.4	30,750	30,750	30,750	60
Adjustment for deferred taxes	a.1	687,530	139,680	270,957	22,009
Amortization of severance indemnity prior service cost	a.6	(24,228)	(24,228)	(24,228)	(47)
Reversal of amortization of negative goodwill	a.5 (a)	(375,050)	(367,382)	(332,871)	(650)
Reversal amortization goodwill Maquinsa S.A.	a.5 (b)	797,588	797,588	797,588	1,556
Reversal amortization goodwill Carrefour S.A.	a.5 (c)	—	1,205,321	1,214,044	2,369
Reversal amortization goodwill Alvi S.A.	a.5 (d)	—	—	87,639	171
Reversal amortization others goodwill		46,355	46,355	46,479	91
Present value adjustment on accounts receivable from Disco S.A.	a.7	1,928,323	—	—	—
Depreciation of fair value Maquinsa S.A.	a.5 (b)	(12,757)	—	—	—
Monetary correction of fair value Maquinsa S.A.	a.5 (b)	1,041	—	—	—
Loss on forward exchange contract associated with purchase of Carrefour S.A.	a.8	—	(2,532,720)	—	—
Deferred tax from adjustments to U.S.GAAP	a.1	131,744	24,871	724,799	1,414
Capitalization of volume rebate on unsold inventory	a.10	(57,222)	(124,233)	(212,345)	(414)
Minority interest	a.9	2,394	(3,267)	(1,890)	(4)
Adjustment to net loss on sale of Supermercados Ekono Argentina S.A.	a.5 (e)			1,434,340	2,799

Net income in accordance with US GAAP		15,651,329	9,922,789	46,402,382	112,022

Other comprehensive income
Unrealized gain on marketable securities (net of tax)	a.3	37,487	153,237	204,098	398

Comprehensive income in accordance with U.S.GAAP		15,688,816	10,076,026	46,606,480	112,420

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The adjustments to reported net equity required to conform to U.S. GAAP are as follows (amounts are expressed in thousands of constant Chilean pesos using December 31, 2005 purchasing power and thousands of U.S. dollars):

		December 31,

		2004	2005	2005

	Paragraph	ThCh$	ThCh$	ThUS$
Shareholders’ equity, in accordance with Chilean GAAP		472,325,773	488,305,364	952,791
Reversal of the technical revaluation of property, plant and equipment	a.4	(1,989,380)	(1,989,380)	(3,882)
Reversal of the accumulated depreciation of the technical revaluation of property, plant and equipment	a.4	749,695	780,445	1,523
Deferred tax on adjustments to U.S. GAAP	a.1	237,967	203,934	398
Adjustments for deferred tax	a.1	(1,929,779)	(899,990)	(1,756)
Reversal of severance indemnity prior service cost	a.6	726,865	726,865	1,418
Amortization of severance indemnity prior service cost	a.6	(242,286)	(266,514)	(520)
Reversal of negative goodwill	a.5 (a)	3,673,824	3,673,824	7,168
Reversal of amortization of negative goodwill	a.5 (a)	(3,340,953)	(3,673,824)	(7,168)
Reversal of goodwill Maquinsa S.A.	a.5 (b)	(1,759,832)	(1,759,832)	(3,434)
Reversal of amortization of goodwill Maquinsa S.A.	a.5 (b)	5,973,116	6,770,704	13,211
Reversal of amortization of goodwill Carrefour S.A.	a.5 (c)	1,205,321	2,419,365	4,721
Reversal amortization goodwill Alvi S.A.	a.5 (d)	—	87,639	171
Reversal amortization others goodwill		203,949	250,428	489
Dividend paid in connection with the purchase of Supermercados Ekono S.A. (Argentina) from controlling shareholder	a.5 (e)	(1,434,340)	—	—
Adjustment to net loss on sale of Supermercados Ekono S.A. (Argentina)	a.5 (e)	(1,356,278)	—	—
Loss on forward exchange contract associated with purchase of Carrefour Chile S.A.	a.8	(2,532,720)	(2,532,720)	(4,942)
Adjustment for difference for arbitration settlement for Maquinsa S.A.	a.5 (b)	(1,107,833)	(1,107,833)	(2,162)
Capitalization of volume rebate on unsold inventory	a.10	(544,213)	(756,558)	(1,476)
Unrealized gain on marketable securities	a.3	264,014	509,914	995
Minority interest	a.9	(1,385)	(3,275)	(6)

Shareholders’ equity, in accordance with U.S. GAAP		469,121,525	490,738,556	957,539

The changes in shareholders’ equity accounts determined under U.S. GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos using December 31, 2005 purchasing power):

ThCh$

Balance at January 1, 2003	307,714,351
Dividends declared	(14,580,950)
Mandatory dividend required by law	694,647
Comprehensive income for the year	15,688,816

Balance at January 1, 2004	309,516,864
Dividends declared	(9,946,815)
Capital increase	160,630,483
Expenses for share issuance	(2,600,836)
Price-level restatement related to capital increase	1,445,803
Comprehensive income for the year	10,076,026

Balance at December 31, 2004	469,121,525
Dividends declared	(26,345,727)
Comprehensive income for the year	46,606,480
Adjustment to net loss on sale of Supermercados Ekono Argenitna S.A. *	1,356,278

Balance at December 31, 2005	490,738,556

* See Note 25 a.5 (e)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

b.	Additional Disclosure Requirements

b.1. Basic and diluted earnings per share:

	For the year ended December 31,

	2003	2004	2005

	Ch$	Ch$	Ch$
Chilean GAAP earnings per share	1.92	1.65	6.50
U.S.GAAP earnings per share	2.40	1.52	7.12
Weighted average number of common shares outstanding (a)	6,520,000,000	6,520,000,000	6,520,000,000

(a)	For comparative purposes number of common shares outstanding in 2003 and 2004, have been adjusted for stock split (see Note 13.a.).

b.2. Reporting Comprehensive Income

U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

	December 31, 2003

	Unrealized gain (loss) on marketable securities	Effect of Tax	Accumulated Other comprehensive Income (loss)

	ThCh$	ThCh$	ThCh$
Beginning Balance	28,408	(4,829)	23,579
Credit (Charge) of the period	50,984	(13,497)	37,487

Ending balance	79,392	(18,326)	61,065

	December 31, 2004

	Unrealized gain (loss) on marketable securities	Effect of Tax	Accumulated Other comprehensive Income (loss)

	ThCh$	ThCh$	ThCh$
Beginning Balance	79,392	(18,326)	61,065
Credit (Charge) of the period	184,622	(31,386)	153,237

Ending balance	264,014	(49,712)	214,302

	December 31, 2005

	Unrealized gain (loss) on marketable securities	Effect of Tax	Accumulated Other comprehensive Income (loss)

	ThCh$	ThCh$	ThCh$
Beginning Balance	264,014	(49,712)	214,302
Credit (Charge) of the period	245,900	(41,803)	204,097

Ending balance	509,914	(91,515)	418,399

b.3. Income Taxes - The consolidated provision for income taxes charged to income is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP:
Current income taxes under Chilean GAAP	(5,818,901)	(6,480,497)	(7,507,544)
Deferred income taxes under Chilean GAAP	883,413	4,276,129	2,678,823

Total income provision under Chilean GAAP	(4,935,488)	(2,204,368)	(4,828,721)

U.S.GAAP Adjustments:
Deferred tax effect of applying SFAS No.109	687,530	139,680	270,957
Deferred tax effect of adjustments to U.S.GAAP	131,744	24,871	724,799

Total US GAAP adjustments	819,274	164,551	995,756

Total income tax provision under US GAAP	(4,116,214)	(2,039,817)	(3,832,965)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The consolidated U.S. GAAP deferred tax assets (liabilities) are summarized as follows:

	2004			2005

	SFAS N°109 Applied to Chilean GAAP Balances	SFAS N°109 applied to U.S. GAAP Adjustments	Total Deferred Taxes under SFAS N°109	SFAS N°109 Applied to Chilean GAAP Balances	SFAS N°109 applied to U.S. GAAP Adjustments	Total Deferred Taxes under SFAS N°109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Property, plant and equipment	1,330,284	—	1,330,284	1,228,285	—	1,228,285
Severance indemnity	873,129	142,228	1,015,357	1,024,319	146,347	1,170,666
Allowance for doubtful accounts	3,651,071	—	3,651,071	1,677,133	—	1,677,133
Allowance for uncollectible sundry debtors	307,354	—	307,354	343,496	—	343,496
Vacation accrual	700,560	—	700,560	933,445	—	933,445
Other events	499,368	—	499,368	243,041	—	243,041
Allowance on inventory	—	—	—	21,649	—	21,649
Interest yield	—	—	—	91,727	—	91,727
Tax loss carryforwards (1)	12,242,467	—	12,242,467	15,341,822	—	15,341,822

Total deferred income tax assets	19,604,233	142,228	19,746,461	20,904,917	146,347	21,051,264

Deferred income tax liabilities:
Property, plant and equipment	5,620,480	520,865	6,141,345	5,256,198	(205,519)	5,050,679
Deferred charges	1,712,814	—	1,712,814	1,334,322	—	1,334,322
Leased assets	745,748	—	745,748	1,083,406	—	1,083,406
Marketable securities	—	49,712	49,712	—	91,515	91,515
Inventory	—	92,516	92,516	—	56,417	56,417
Capitalized interest	1,687,876	—	1,687,876	443,896	—	443,896

Total deferred income tax liabilities	9,766,918	663,093	10,430,011	8,117,822	(57,587)	8,060,235

Net deferred assets (liabilities)	9,837,315	(520,865)	9,316,450	12,787,095	203,934	12,991,029

Complementary Account	1,170,947	(1,170,947)	—	899,990	(899,990)	—

Net deferred assets (liabilities)	11,008,262	(1,691,812)	9,316,450	13,687,085	(696,056)	12,991,029

(1)	In Chile tax loss carryforwards may be utilized indefinitely.

The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable tax rate of 16.5% in 2003, 17% in 2004 and 17% in 2005 (Chilean statutory income tax rate) to U.S. GAAP pre-tax income as a result of the following:

	Year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Statutory tax rate	16.50%	17.00%	17.00%
Pretax U.S.GAAP income	19,767,543	11,962,606	50,235,347
Pretax income multiplied by the applicable tax rate	(3,261,645)	(2,033,643)	(8,540,009)
Differences in price-level restatement	104,358	(610,953)	(385,993)
Non-deductible items	(1,451,932)	(3,115,927)	(162,493)
Other Deductible items	801,672	3,837,171	2,588,534
Income tax due to sale of fixed assets	—	—	2,275,555
Other	(308,668)	(116,465)	391,441

Tax expense	(4,116,214)	(2,039,817)	(3,832,965)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

b.4. Cash flow information

i.

Management has determined its cash and cash equivalents under Chilean GAAP are equal to those as defined under SFAS No.95, for the years ended December 31, 2003 and 2004.  Additionally, as noted below, the Company’s cash flow used in or provided by in Chilean GAAP for operating activities, investing activities, and financing activities is the same.

	Year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Cash provided by (used in) operating activities under Chilean GAAP and U.S.GAAP	35,522,004	(13,969,213)	63,711,368

Cash provided by (used in) financing activities under Chilean GAAP and U.S.GAAP	46,455,603	163,908,286	(20,891,779)

Cash used in investing activities under Chilean GAAP and U.S.GAAP	(72,386,127)	(99,305,744)	(62,650,053)

ii.	Cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

	Year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Cash	33,339,099	23,603,811	20,772,490
Money market funds	2,123,954	34,932,586	37,835,758
Other current assets (1)	—	25,918,771	2,501,433

Total cash and cash equivalents under Chilean GAAP and U.S.GAAP	35,463,053	84,455,168	61,109,681

(1)	Correspond to repurchase agreements (see Note 7). The detail is as follows:

	Principal amount		Interest rate (month)		Interest		Total

Institution’s	2004	2005	2004	2005	2004	2005	2004	2005

	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Banchile S.A.	17,612,000	—	0.255	—	13,522	—	17,625,522	—
Corp Corredores de Bolsa S.A.	8,288,000	—	0.250	—	5,249	—	8,293,249	—
BCI Corredores de Bolsa S.A.	—	2,500,000	—	0.430	—	1,433	—	2,501,433

Total	25,900,000	2,500,000			18,771	1,433	25,918,771	2,501,433

b.5. Estimated Fair Value of Financial Instruments - U.S. GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair values are based on the following methods and assumptions:

•	Cash -The fair value of the Company’s cash is equal to its carrying value.

•	Marketable securities - The fair value of the investments was determined based on market value.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

•

Notes and accounts receivable and payable - The carrying amount of trade notes and accounts receivable and payable approximate fair value because of the short maturity of these instruments.  The fair value of the account receivable from Disco is impracticable to determine as it has no maturity date and it is currently in litigation.  For further details see note 5b.

•	Long-term debt and bonds - The fair value of the Company’s long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.

•

Short-term debt - Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value of our short-term debt, the portion with fixed interest rates is insignificant.

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31,

	2004		2005

	Carrying amount	Fair value	Carrying amount	Fair value

	ThCh$	ThCh$	ThCh$	ThCh$
Cash	23,603,811	23,603,811	20,772,490	20,772,490
Marketable securities	36,894,314	37,158,328	39,966,598	40,476,513
Notes and accounts receivable, net	162,243,920	162,243,920	169,418,698	169,418,698
Due from related companies	1,545,781	1,545,781	1,537,799	1,537,799
Accounts payable	208,960,504	208,960,504	221,544,405	221,544,405
Bonds	141,957,243	141,301,219	138,124,269	138,193,331
Commercial paper	60,109,568	60,109,568	58,567,701	58,567,701
Due to related companies	13,845,319	13,845,319	6,201,309	6,201,309
Bank and financial institutions	121,336,958	122,192,457	108,163,521	108,272,089
Sundry creditors	7,916,114	7,916,114	9,508,522	9,508,522

b.6. U.S. GAAP Condensed Balance Sheet

Certain reclassifications and adjustments would be made to the Chilean GAAP balance sheet in order to present amounts in accordance with presentation requirements under U.S. GAAP.  Debt discounts are included in other assets in Chilean GAAP while the discounts would be offset against the debt under U.S. GAAP.  In Chilean GAAP, income tax payable is included in current assets netting refundable income tax; in U.S. GAAP, income tax payable is recorded in other current liabilities within taxes payable.  The detail of the nature of the adjustments to U.S. GAAP is disclosed in Note 25.a.

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet:

	2004

	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	395,302,608	(306,244)	8,962,167	403,958,531
Property, plant and equipment, net	616,434,466	(1,239,685)	—	615,194,781
Other assets	61,687,215	649,106	(6,001,968)	56,334,353

Total assets	1,073,424,289	(896,823)	2,960,199	1,075,487,665

Current liabilities	355,479,008		6,996,404	362,475,412
Long-term liabilities	245,615,483	2,306,040	(4,036,205)	243,885,318
Minority interest	4,025	1,385	—	5,410
Shareholders’ equity	472,325,773	(3,204,248)	—	469,121,525

Total liabilities and shareholders’ equity	1,073,424,289	(896,823)	2,960,199	1,075,487,665

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

	2005

	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	387,032,901	(246,644)	13,506,153	400,292,410
Property, plant and equipment, net	606,186,638	(1,208,935)	—	604,977,703
Other assets	111,041,948	5,486,183	(8,031,862)	108,496,269

Total assets	1,104,261,487	4,030,604	5,474,291	1,113,766,382

Current liabilities	487,423,132	(312,418)	8,707,594	495,818,308
Long-term liabilities	128,509,203	1,906,555	(3,233,303)	127,182,455
Minority interest	23,788	3,275	—	27,063
Shareholders’ equity	488,305,364	2,433,192	—	490,738,556

Total liabilities and shareholders’ equity	1,104,261,487	4,030,604	5,474,291	1,113,766,382

These reclassifications include ThCh$1,965,763 for 2004 and ThCh$4,798,559 for 2005, corresponding to long term portion of Allowance for Doubtful Accounts Receivable.

ii. Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present the following line items in conformity with U.S. GAAP.

The detail of the nature of adjustment to U.S. GAAP is disclosed in Note 25a.

	2003

	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	36,455,839	(50,700)	(3,111,784)	33,293,355
Non-operating expense, net	(19,025,490)	2,387,894	3,111,784	(13,525,812)
Income taxes	(4,935,488)	819,274	—	(4,116,214)

Net income	12,494,861	3,156,468	—	15,651,329

	2004

	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	30,582,259	(117,711)	(3,076,743)	27,387,805
Non-operating expense, net	(17,647,837)	(854,105)	3,076,743	(15,425,199)
Income taxes	(2,204,368)	164,551	—	(2,039,817)

Net income	10,730,054	(807,265)	—	9,922,789

	2005

	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	68,068,976	(205,823)	(3,329,007)	64,534,146
Non-operating expense, net	(20,873,135)	3,245,329	3,329,007	(14,298,799)
Income taxes	(4,828,721)	995,756	—	(3,832,965)

Net income	42,367,120	4,035,262	—	46,402,382

These reclassifications include ThCh$2,391,666 for 2003; ThCh$2,535,903 for 2004; and ThCh$2,608,906 for 2005, corresponding to financial expenses related to the credit card operations, ThCh$439,784 for 2003; ThCh$316,508 for 2004; and ThCh$677,836 for 2005, corresponding to expenses for donations; ThCh$9,699 for 2003; ThCh$(142,049) for 2004; and ThCh$(42,265) for 2005, corresponding to net gain (loss) in sale of fixed assets, which are included in non operating income / expenses in the consolidated income statements in Chilean GAAP and reclassed under U.S. GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

b.7. Lease Commitments

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

ThCh$

2006	11,078,541
2007	5,898,519
2008	5,513,211
2009	5,326,355
2010	5,002,420
Thereafter	28,596,774

Present value net minimum lease payments	61,415,821

Consolidated rental expense was ThCh$4,361,583, ThCh$6,588,649 and ThCh$9,544,657 for the years ended December 31, 2003, 2004 and 2005, respectively.

b.8. Segment Information

The Company is organized into two reportable segments:  Hypermarket and Supermarket Format and Credit Card.  Hypermarkets and Supermarkets represent two established store formats, allowing the Company to divide the market and target growth areas with the preferred format for the local market conditions.  The formats provide the flexibility to match each store site with the format best suited to the surrounding area.

The Company’s store formats are one reporting segment (supermarket format/hypermarket formats) as defined under Statement of Financial Accounting Standards No.131.  The Company has also identified its credit card operations as a segment.  These operations consist of the financing of customer accounts receivable on a long-term basis.  The accounting policies of the segments are the same as those described in the summary of accounting policies included in the Chilean GAAP financial statements.  The Company has reflected this method of segmentation in all years presented.

The Company operates only in Chile.

Summarized financial information concerning the segments of the Company and its subsidiaries is shown in the following table.  Management uses operating income as its measure of performance for segments.

	Hypermarket and Supermarket format	Credit card	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$
2003
Revenues	1,181,106,454	20,267,732	33,615,298	1,234,989,484
Segment gross profit	236,692,170	20,267,732	21,135,296	278,095,198
Identifiable assets	605,696,106	89,774,473	172,415,148	867,885,727
Goodwill (1)	10,681,567	—	—	10,681,567
Operating income	30,951,110	(6,984,859)	12,489,588	36,455,839
Depreciation and amortization	34,828,882	—	5,521,780	40,350,662
Capital expenditures	43,140,921	—	3,751,385	46,892,306
2004
Revenues	1,425,529,839	26,480,225	40,308,197	1,492,318,261
Segment gross profit	279,462,534	26,480,225	38,574,008	344,516,767
Identifiable assets	692,484,758	136,384,100	227,929,905	1,056,798,763
Goodwill (1)	32,537,092	—	—	32,537,092
Operating income	17,599,030	2,567,514	10,415,715	30,582,259
Depreciation and amortization	45,040,761	—	6,006,444	51,047,205
Capital expenditures	147,255,454	—	9,249,157	156,504,611
2005
Revenues	1,498,473,963	58,033,942	42,258,841	1,598,766,747
Segment gross profit	350,433,454	58,033,942	39,173,544	447,640,940
Identifiable assets	775,816,411	183,516,359	129,992,651	1,089,325,422
Goodwill (1)	37,771,018	—	—	37,771,018
Operating income	51,915,535	14,799,144	6,802,271	73,516,949
Depreciation and amortization	45,063,874	236,563	9,846,420	55,146,857
Capital expenditures	29,622,118	3,573,814	17,147,837	50,343,769

(1)

The only change in goodwill from year to year is related to the amortization under Chilean GAAP.  Information in this footnote is presented under Chilean GAAP as it represents the basis upon which the operational personnel evaluate the business.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

Reconciliation of identifiable assets to total assets:

	2004	2005

	ThCh$	ThCh$
Identifiable assets	1,056,798,763	1,089,325,422
Corporate headquarters	16,625,526	14,936,065

Total assets	1,073,424,289	1,104,261,487

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

Servicios y Administración de Créditos Comerciales Presto S.A. is a subsidiary of the Company.  Its corporate purpose is the placement of long-term financing on personal consumer debt taking advantage of all synergies of the supermarket segment.  This segment’s income consists of the interest income associated with its credit cards.  The financing of its operations is generated 100% by the Company, for which Presto pays interest to the parent, D&S, for funding its operations.

Allowance for credit risk associated to accounts receivable - The allowance for credit risk associated with accounts receivable is established taking into account the experience of delinquency and write-offs.  Accounts and notes receivable are stated net of such allowance.

Interest - The amount recorded in the balance sheet for loans includes accrued interest.

The Company discontinues the accrual of interest on high - risk or past - due loans (90 days).

The allowance for doubtful credit card accounts receivable was ThCh$14,835,160 at December 31, 2003, ThCh$18,927,783 in December 31, 2004 and ThCh$18,175,330 at December 31, 2005.  See provisions and write-offs below.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The short - term and long - term components of the credit card loan receivables, net of allowance provision, are included in trade account receivable (See Note 5) and the detail is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Short-term	69,429,632	112,163,626	119,578,122
Long-term	7,548,481	15,192,497	49,415,362

Total	76,978,113	127,356,123	168,993,484

Amount of past due (90 days) credit card loans at each year end were as follows:

ThCh$

2003	12,125,727
2004	19,271,672
2005	10,335,000

The past due credit card loans decreased at December 31, 2005 due to a better management of the outstanding receivable balances and the change in the company’s policy for writing off accounts receivables.

The Company’s policy for writing off accounts receivables is that a receivable is automatically written off upon attaining an overdue age of 180 days (365 days until 2004) after any installment payment recovered has been recorded.

The following summarizes the activity in the allowance for doubtful credit card accounts receivables for the periods indicated:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
January 1, balance	1,040,625	14,835,161	18,927,783
Additional provisions	20,702,801	19,225,718	38,496,578
Write-offs, net	(6,908,266)	(15,133,096)	(39,249,031)

December 31, balance	14,835,160	18,927,783	18,175,330

The average interest rates and the range of interest rates charged to customers for the years presented, is as follows:

Description	2003	2004	2005

Average interest rate annual (%)	33.00	37.20	41.23
Interest income (ThCh$)	20,267,732	26,480,225	58,033,942
Range of interest rates monthly (%)	2.7 - 2.8	3.1 - 3.3	3.2 - 3.6

Other

This amount is mainly composed by rental revenue, from kiosks, etc., within the supermarkets and hypermarkets.

The Company operates in only one geographic segment, Chile.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

b.9. Concentration of risk

The Company believes it is not exposed to any unusual credit risk from any individual customer.

No single customer accounted for more than 10% of revenues for the years ended December 31, 2003, 2004 and 2005.

b.10. Schedule of long-term debt and bond maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$

2006	213,876,478
2007	47,280,875
2008	16,303,683
2009	18,684,160
2010	1,077,122
Thereafter	37,753,047

Balance at December 31, 2005	334,975,365

b.11. Disclosure regarding interest capitalization:

	Year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Interest expense incurred	17,423,511	19,367,793	20,091,611
Interest capitalized under Chilean GAAP	425,254	1,233,507	162,300
Interest capitalized under U.S. GAAP	425,254	1,233,507	162,300

b.12. Advertising Costs

The Company expenses advertising costs as incurred.  Consolidated advertising costs for the years ended December 31, 2003, 2004 and 2005 were ThCh$12,800,090, ThCh$20,285,455 and ThCh$29,719,933, respectively.

b.13. Vendor allowances

Net revenue includes revenue obtained from suppliers for reaching selling goals and purchasing in volume, which is recorded on an accrual basis based on delivery of products to the stores and included in net revenue on the statements of income.  The percentages are negotiated annually with suppliers. The amounts recorded have been reclassified from revenue to deductions from the cost of sales line for U.S. GAAP purposes as follows:

	2003	2004	2005

	ThCh$ Dr (Cr)	ThCh$ Dr (Cr)	ThCh$ Dr (Cr)
OPERATING RESULTS
Net revenue	100,557,613	132,377,625	148,886,752
Cost of sales	(100,557,613)	(132,377,625)	(148,886,752)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

The detail of the reclassification of net revenue to reduction of costs of sales in U.S. GAAP consists of the following:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Description
Volume rebates	79,512,377	101,274,551	105,501,879
Slotting fees	5,662,930	7,937,781	16,288,596
Allowances for store opening and remodeling	2,545,163	3,745,042	1,314,492
Reinbursements for use of distribution network	12,837,143	19,420,251	25,781,786

Total	100,557,613	132,377,625	148,886,752

b.14. Valuation and Qualifying Accounts

	Balance at beginning of period	Additions charged to costs and expenses	Deductions		Other	Balance at end of period

	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
December 31, 2003
Allowance for doubtful accounts	4,967,806	21,430,417	(7,003,080)(a	)	—	19,395,143
Allowance for inventory realization	1,226,235	—	(1,226,235)(b	)	—	—
Allowance for restructuring	5,306,824	—	(5,306,824)(c	)	—	—
December 31, 2004
Allowance for doubtful accounts	19,395,143	19,292,909	(16,099,894)(a	)	—	22,588,158
Allowance for inventory realization	—	—	—		—	—
Allowance for restructuring	—	—	—		—	—
December 31, 2005
Allowance for doubtful accounts	22,588,158	17,912,622	(18,031,271)(a	)	—	22,469,509
Allowance for inventory realization	—	127,349	—		—	127,349
Allowance for restructuring	—	—	—		—	—

(a)	Relates to write-offs of accounts receivable.

(b)	Relates to lower of cost or market adjustment taken on inventory.

(c)	Relates to payment of restructuring expenses.

b.15. Recent Accounting Pronouncements

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the timing and measurement of an impairment loss. These FSP’s are required to be applied to reporting periods beginning after December 15, 2005 and will be adopted by us in the first quarter of fiscal 2006. We do not expect the adoption of these FSP’s will have a material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument - an amendment of FASB Statements No. 133 and 140.” This new statement:

a)	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)

establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes)

d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)

amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

* * * * * *

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	English translation of our Amended Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference).

2.1

Amendment No. 1, dated as of December 3, 2004, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depository and the registered holders from time to time of American Depository Receipts (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference)

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on June 30, 2004 and incorporated herein by reference).

12.1	Certification of Mr. Rodrigo Cruz Matta pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Miguel Núñez pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Rodrigo Cruz Matta pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Miguel Núñez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).