Form 20-F/A
period 2005-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2006-10-23
CIK 1046247

As filed with the Securities and Exchange Commission on October 23, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

EXPLANATORY NOTE

                    This Amendment No. 1 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F (the “Form 20-F) for the year ended December 31, 2005 of Distribución y Servicio D&S S.A. (the “Company”), filed with the U.S. Securities and Exchange Commission on June 30, 2006. The Company files this Amendment solely for the purpose of amending the cover page with the following:

•	The check mark indicated whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer has been moved from large accelerated filer to accelerated filer.

          Other than the foregoing, no other changes are being made hereby to the Form 20-F.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on October 20, 2006.

DISTRIBUCION Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir

Name:	Miguel Núñez Sfeir
Title:	Chief Financial Officer