Form 20-F
period 2006-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2007-07-13
CIK 1046247

As filed with the Securities and Exchange Commission on July 13, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Yes ☐ No ☒

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

ii

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

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3—“Key Information—Risk Factors”, Item 4—“Information on the Company” and Item 5—“Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things:

•	our new strategy;

•	general economic, political and business conditions in Chile;

•	any new store openings and same store sales;

•	our expectations regarding ongoing litigation, and particularly the likelihood of recovery on the purchase price owed on our sale of Ekono Argentina;

•	our capital expenditure plans;

•	industry trends; and

•	other expectations, intentions and plans contained in this annual report that are not historical fact.

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

From north to south, Chile is divided into 15 political subdivisions, each called a “Region”. These regions are the Arica and Parinacota Region, the Tarapacá Region, the Antofagasta Region, the Atacama Region, the Coquimbo Region, the Valparaíso Region, the Libertador General Bernardo O’Higgins Region, the Maule Region, the Bíobío Region, the Araucanía Region, the Ríos Region, the Lagos Region, the Aisén del General Carlos Ibáñez del Campo Region, the Magallanes and Antártica Chilena Region and the Metropolitan Region, which includes the City of the Santiago.

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

Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, which have been prepared in accordance with generally accepted accounting principles in Chile as in effect from time to time (“Chilean GAAP”), and the rules of the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance) or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 25 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 25 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2004, 2005 and 2006 and our total shareholders’ equity at December 31, 2005 and 2006.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

General

The table below presents our selected financial and operating data at the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda., independent registered public accounting firm. The summary consolidated Chilean GAAP financial information as of and for the year ended December 31, 2002 was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. and are not included herein. The consolidated financial data should be read in conjunction with our consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered by the financial statements.

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

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the observed exchange rate reported by the Chilean Central Bank for December 31, 2006, which was Ch$532.39 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts presented in this annual report could have been or could be converted into Chilean pesos or U.S. dollars, as the case may be, at any particular rate or at all.

Recent Developments

Corporate Reorganization. As of January 1, 2007, we began operating our business through three main operating subsidiaries: Comercial D&S S.A., which oversees our supermarket operations; Servicios Financieros D&S S.A., which oversees our financial businesses, including our Presto credit card; and Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales (Saitec S.A.), which oversees our real estate development operations. Control of these companies is vested in Inversiones D&S Chile Limitada, a wholly owned subsidiary of Distribuición y Servicio D&S S.A. This corporate reorganization serves the purpose of grouping the operating units (retail, financial services and real estate) under the corresponding subsidiaries.  The Company has realigned its segments in 2006. See Note 25b.8 to our financial statements included herein.

Changes to Board of Directors and Audit Committee. At the annual shareholders’ meeting held on April 24, 2007, our entire board was elected anew. Felipe Ibáñez Scott, Hans Eben Oyanedel, Verónica Edwards Guzmán, Nicolás Ibáñez Scott, Jonny Kulka Fraenkel and Fernando Larraín Cruzat were reelected, while Gerardo Jofré Miranda, Felipe Larraín Bascuñan and Francisco Gana Eguiguren were elected to our board of directors for the first time. Mr. Francisco Gana Eguiguren was also elected to our audit committee, replacing René Cortázar Sanz.

Settlement Agreement with the Fiscalía Nacional Económica. On August 18, 2006, the Fiscalía Nacional Económica (National Economic Prosecutor), filed a lawsuit against us and Cencosud S.A., our principal competitor, attempting to force both companies to consult with the Tribunal de Defensa de la Libre Competencia (Antitrust Court) regarding any future supermarket acquisitions or similar transactions. The lawsuit also sought to force us to enter into written agreements with our supermarket suppliers. On December 15, 2006, 2007 we entered into a settlement agreement with the Fiscalía Nacional Económica, which was sanctioned by the Tribunal de Defensa de la Libre Competencia on January 17, 2007 that put an end to this lawsuit. This agreement only affects us and, as such, the lawsuit against Cencosud S.A continues. Pursuant to the settlement agreement, we are required to notify the Fiscalía Nacional Económica of any future acquisitions, mergers or similar transactions involving supermarkets in Chile at least 30 days prior to such acquisition, merger or transaction. We must also prepare and abide by a set of self-imposed regulations concerning our relationships with suppliers and our procurement policies. Among other things, such regulations should establish the terms, conditions and fees relating to our agreements with domestic suppliers, the manner in which we pay such suppliers and the mechanisms for amicable resolution of disputes between these suppliers and our company. In May of 2007, we enacted a set of internal guidelines that comply with our agreement with the Fiscalía Nacional Económica. These guidelines, known as Términos y Condiciones Generales de Aprovisionamiento (General Supply Terms and Conditions), are publicly available on our website. For more information, see Item 4 — “Information on the Company—Regulation”.

Launch of New Stores under the Ekono Brand. In January 2007, we began the process of launching discount stores under the Ekono brand. As of May 31, 2007, we operate 15 discount stores under the Ekono brand name, all of which are located in the Santiago Metropolitan Region. Ekono stores combine the convenience that characterize neighborhood food stores with the lower prices of our Líder stores, directly competing with mom-and-pop grocers. These stores emphasize a limited assortment of quality food items, including our private label products, which represent approximately 30% of sales. The stores follow a simple and austere design, presenting all products in a pre-packaged format so as to eliminate the need for assisted sales. Ekono stores have an average of 16 employees, all full time equivalent, 4 checkouts, an average selling area of 350 square meters (approximately 3,767 square feet) and are open from 8:00 a.m. to 10:00 p.m., seven days a week. All of our Ekono stores are located on leased properties under long-term leases. While these stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

Agreement with Farmacias Ahumanda S.A. In December 2006, we transferred the operation of our 70 FarmaLíder stores to Farmacias Ahumada S.A., or FASA, which will be operated under the FASA and Farmacias Ahumada S.A. trade names. In exchange for this transfer, we will receive rental income as a function of sales volumes and operating profits from the transferred stores. In addition, FASA has agreed to use and promote our Presto credit card as a means of payment in its over 340 stores throughout Chile. The agreement will be in effect until December 31, 2020 and it will be renewed automatically for five-year terms unless either party notifies the other of its intention not to renew the agreement.

Merger with S.A.C.I Falabella

On May 17, 2007, our controlling shareholders (referred to collectively as the “D&S Controlling Shareholders”) and the majority of the controlling shareholders of S.A.C.I Falabella (referred to collectively as the “Falabella Controlling Shareholders”) entered into an agreement providing for the merger of S.A.C.I Falabella (“Falabella”) with our company. As described below, the merger is subject to significant conditions, including the approval of regulatory agencies in Chile and shareholder votes by shareholders of both companies. The D&S Controlling Shareholders and the Falabella Controlling Shareholders will make a determination regarding which company will be the surviving entity based exclusively on the time and expediency of the procedure required to consummate the merger and taxation considerations.

The terms of the merger agreement were negotiated by the controlling shareholders of the two companies. Under the terms of the merger agreement, upon the consummation of the merger, our shareholders will receive, in aggregate, 23% of the shares of the surviving entity. Falabella’s shareholders will receive, in aggregate, 77% of the shares of the surviving entity resulting. Based on the average closing prices for Falabella shares during the 30 days preceding the announcement of the Merger, the exchange ratio represented a 32.4% premium to the average closing price of Ch$215.99 per share of our common shares in the 30 days preceding the announcement, or a value of Ch$290.38 per share at the time of announcement. On July 6, 2007, Falabella’s common shares closed at a price of Ch$2.750 per share, representing a value of Ch$301.04 per share for our common shares, which, on that same date closed at Ch$284 per share.

Under the merger agreement, the Falabella Controlling Shareholders may grant the D&S Controlling Shareholders an option to adhere to the shareholders’ agreement of Falabella (the “Falabella Shareholders Agreement”) within 60 days of the execution of the merger agreement. Notwithstanding the D&S Controlling Shareholders’ adherence to the Falabella Shareholders Agreement, under the merger agreement, the D&S Controlling Shareholders will have the right to nominate one director to the board of directors of the surviving company, subject to certain conditions. In addition, pursuant to the merger agreement, and subject to the specific conditions set forth therein, the D&S Controlling Shareholders also have the right to designate one director for each of the material subsidiaries of the surviving entity and at least four directors of the material subsidiary which oversees foods sales in Chile, including its chairman. Material subsidiaries are designated as the operating subsidiaries which will oversee the major lines of business of the surviving entity and will include department stores, food sales, home improvement stores, consumer finance operations, Banco Falabella and real estate development operations (including the current operations of Saitec and Sociedad de Rentas Falabella). Such segmentation, however, is not in line with any integration plan as no such plan has yet been agreed to by the companies. The merger agreement requires the D&S Controlling Shareholders to exercise their voting rights with respect to their shares of the surviving entity in excess of the 8.3334% of that entity’s capital stock as provided for in the Falabella Shareholders Agreement and in accordance with the instructions of a representative of the Falabella Controlling Shareholders for a period of six years after the merger. Additionally, under the merger agreement and subject to certain limitations, the D&S Controlling Shareholders have the right to require the surviving company to assist them in selling the shares they hold through public offers. Likewise, if the surviving company considers conducting an offer of newly issued shares, under the merger agreement, the D&S Controlling Shareholders also have the right to include their shares in the respective offer.

The merger is subject to certain conditions, including the approval of the merger and related matters by both our shareholders and the shareholders of Falabella, the approval of regulatory agencies in Chile and, if required, the registration with the SEC of the surviving entity. Both parties to the merger agreement have agreed to make their best efforts to carry out and enter into the definitive acts and contracts deemed necessary or convenient to consummate the agreements set forth in the merger agreement within 90 days from the date of the merger agreement, although the time required to consummate the merger will likely be significantly longer.

The merger will require approval by two-thirds of the shareholders of each company present at the respective shareholders’ meetings convened for the approval of the merger. If the merger is approved by the shareholders’ meetings of both companies, shareholders of each of the companies that voted against the merger at the respective meeting, or, in the case of those shareholders that do not attend such meeting, provide notice of their dissent within 30 days after the meeting, will be entitled to exercise dissenter rights in accordance with Chilean law. Specifically, our company and Falabella will each have an obligation to buy the shares of its dissenting shareholders at a price equal to the weighted average of the price of the shares of such companies as quoted in the stock exchanges in which such shares are traded during the two months preceding the date in which the respective shareholders’ meetings were held. Such payment must be made within 60 days after the expiration of the abovementioned 30-day notice period.

On June 7, 2007, the D&S Controlling Shareholders and the Falabella Controlling Shareholders filed a request for the approval of the merger with the Tribunal de Defensa de la Libre Competencia (Antitrust Court). Although this filing is not mandatory, pursuant to Chilean law, if the Tribunal de Defensa de la Libre Competencia approves the merger, regulatory authorities and third parties will not have the right to challenge the merger if consummated under the same terms in which it was approved. These proceedings will provide all parties involved in the merger, as well as other governmental authorities or third parties with an interest in the merger, including but not limited to the Fiscalía Nacional Económica, an opportunity to present their concerns and views with respect to the merger. Upon the conclusion of this review process, the Tribunal de Defensa de la Libre Competencia will issue a resolution either approving or rejecting the merger. The Tribunal de Defensa de la Libre Competencia may also condition its approval on the implementation of certain measures designed to prevent potential infringements with Chilean antitrust laws, such as the divestiture of or restrictions on certain of the surviving entity’s operations. Based on past proceedings before the Tribunal de Defensa de la Libre Competencia, we expect this review process to be completed in approximately six to nine months after the commencement of the review. We cannot, however, make any assurances as to the actual time frame required to undertake this review or to the outcome of such review, once completed. For more information on the merger and its related risks, see Item 3 — “Key Information — Risk Factors — Risks Related to Our Company”.

In addition, the merger agreement affirms an intention to maintain the U.S. registration and NYSE listing of the surviving entity for at least three years. It is likely that the merger may not be completed until the surviving entity is registered with the SEC. Since Falabella is not currently a registrant with the SEC, under the terms of the merger agreement, unless modified, the surviving entity, if not D&S, will likely be required to register with the SEC, even if an exemption from registration were otherwise available for the delivery of the surviving entity’s shares in the merger.

In view of the foregoing requirements and proceedings, it is likely that the merger will not be completed before the first quarter of 2008.

Overview of S.A.C.I Falabella

S.A.C.I. Falabella is a publicly-held open stock corporation (sociedad anónima abierta) organized and operating under the laws of Chile. Its common shares are listed on the Santiago Stock Exchange in Chile under the ticker symbol “FALABELLA”. Falabella is not listed on the New York Stock Exchange and has not registered its securities with the SEC.

Falabella is an integrated retail sales corporation, operating in the department store, home improvement, supermarket, financial services and real estate sectors, among others. Falabella’s department stores are currently the market leader in Chile, accounting for approximately 36.6% of the market between the largest four department store operators in 2006. Falabella also has a strong presence in the home improvement segment and a small presence in the hypermarket / supermarket segment, representing approximately 22.6% and 4.1%, respectively, of the Chilean market for the same period. In addition to its Chilean operations, since 1993 Falabella has expanded to other parts of South America, opening retail and financial services operations in Peru, Argentina and Colombia. Falabella had total net revenues for 2006 of Ch$2,329,185 million (US$4,375.0 million) and a total market capitalization of US$11,467.5 million as of May 31, 2007. Falabella’s retail and financial services operations in Peru, Argentina and Colombia accounted for 20.5% of its total consolidated revenues for 2006.

As of December 31, 2006, Falabella had 144 retail stores, of which 108 were in Chile, 18 were in Peru, 11 were in Colombia and seven were in Argentina. These stores operate in three distinct formats, each operating under its own distinct brand.

•
Department stores: Falabella’s flagship retail units are its department stores operating under the “Falabella” brand. These stores offer a broad selection of merchandise including clothing, household accessories, electronics, home decorations, media, beauty products, computers, sporting goods and gifts. As of December 31, 2006, Falabella operated 36 Falabella department stores in Chile, seven in Argentina and one in Colombia with an average selling space of 5,442, 5,688 and 10,268 square meters (approximately 58,577, 61,225 and 110,524 square feet), respectively. Falabella also operated 11 department stores in Peru.

•
Home improvement centers: Falabella operates home improvement centers under its “Sodimac” brand. The Sodimac brand is strongest in Chile, where, as of December 31, 2006, Falabella operated 56 stores with an average selling space of 7,442 square meters (approximately 80,105 square feet). Falabella also operated ten home improvement centers in Colombia and three in Peru with an average selling space of 10,654 and 10,047 square meters (approximately 114,679 and 108,145 square feet), respectively.

•
Hypermarket and supermarkets: Falabella operates hypermarkets and supermarkets under its “Tottus” and “San Francisco” brands. Falabella acquired its San Francisco supermarkets in 2004. As of December 31, 2006, Falabella operates 16 supermarkets in Chile under both the “San Francisco” and “Tottus” brands and four hypermarkets in Peru under the “Tottus” brand.

In addition to its core retail operations, Falabella also operates businesses complementary to these businesses. These include:

•
Financial Services: Falabella’s financial services business includes its “CMR” credit card, retail banking operations, an insurance brokerage and a travel agency. Falabella’s CMR credit card has a market presence in Chile, Peru, Argentina and Colombia. As of December 31, 2006, there were over four million CMR credit card accounts throughout the four countries where the CMR credit card was offered, including approximately 2.6 million in Chile, 1.0 million in Peru, 490 thousand in Argentina and 200 thousand in Colombia. Separately from its CMR operation, Falabella offers retail banking services under its “Banco Falabella” brand. Banco Falabella offers mortgage loans, savings and checking accounts and credit cards, among other services, and is currently in the process of developing new products. As of December 31, 2006, Banco Falabella, has 73 branches and a 5.8% share of the consumer credit market in Chile. Through Falabella Pro and Viajes Falabella, Falabella also offers comprehensive insurance and travel services, respectively. Falabella Pro currently operates in Chile, Peru and Colombia. Viajes Falabella, maintains operations in Chile, Argentina and Peru and is in the process of developing new operations in Colombia.

•	Real estate development operations: Falabella maintains several real estate holdings, including a 64.5% stake in seven shopping malls and a 45% stake in the Plaza Vespucio shopping mall.

•
Other operations: Falabella maintains a 20% stake in the Farmacias Ahumada S.A., a Chilean pharmacy chain. It also owns a 100% stake in Mavesa, a clothing manufacturer, and a 50% stake in Italmod, also a clothing manufacturer.

The table below sets forth selected consolidated financial and operating data for Falabella for the periods indicated:

Selected Consolidated Financial and Operating Data of Falabella S.A.C.I.(1)

	At and for the year ended December 31,
	2005		2006		2006(2)

	(amounts in millions of constant Ch$ and millions of US$, except for percentages or as otherwise indicated)
INCOME STATEMENT DATA: Chilean GAAP:
Revenues	Ch$	2,016,038	Ch$	1,239,185	US$	4,375.0
Costs of goods sold		(1,434,668)		(1,653,251)		(3,105.3)
Gross margin		581,370		675,935		1,696.6
Selling, general and administrative expenses		(364,761)		(434,243)		(815.6)
Operating income		216,608		241,692		454.0

Non-Operating Profit (Loss)		(25,787)		(1,882)		(3.5)

Profit Before Income Tax & Extraordinary Items		190,842		239,810		450.4

Profit (Loss) in the Fiscal Year		164,586		197,788		371.5

Operating Information:
Number of department stores (at end of period):
Falabella (Chile)		35		36
Falabella (Argentina)		7		7
Falabella (Colombia)		—		1
Saga Falabella (Peru)		10		11
Total		52		55
Total selling space		274,382		312,119
Average selling space per store (square meters)		5,276.6		5,674.9

At and for the year ended December 31,
2005	2006	2006(2)

(amounts in millions of constant Ch$ and millions of US$, except for percentages or as otherwise indicated)
Number of Home Improvement Centers (at end of period):
Sodimac (Chile)	54	56
Sodimac (Peru)	2	3
Sodimac (Colombia)	9	10
Total	65	69
Total selling space	493,343	553,438
Average selling space per store (square meters)	7,589.9	8,020.8

Number of Super and Hyper Markets (at end of period):
San Francisco (Chile)	10	10
Tottus (Chile))	1	6
Tottus (Peru)	3	4
Total	14	20
Total selling space	58,895	88,853
Average selling space per store(9)	4,206	4,443

(1)
Income Statement data of Falabella S.A.C.I. is derived from the financial statements of Falabella S.A.C.I., audited by its independent auditors. This information does not take into account any future synergies or effects that may result from its merger with our company. This information is presented for illustrative purposes only and does not purport to represent the financial statements of the merged companies nor is it necessarily indicative of their future operating results.

(2)
Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$532.39 per U.S. dollar, the Observed Exchange Rate at December 31, 2006. Dividends are translated at the Observed Exchange Rate on the date of payment. Such U.S. dollar transactions are presented for the convenience of the reader and should not be construed as representations that the Chilean peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

Selected Financial and Operating Data of D&S

	At and for the year ended December 31,
	2002		2003		2004		2005		2006		2006(1)

	(amounts in millions of constant Ch$ and millions of US$, and except per share and per ADS information and percentages or as otherwise indicated)
INCOME STATEMENT DATA: Chilean GAAP:
Net revenue	Ch$	1,147,863	Ch$	1,260,924	Ch$	1,523,657	Ch$	1,632,341	Ch$	1,696,665	Ch$	3,186.9
Cost of sales		(885,876)		(976,989)		(1,171,905)		(1,175,299)		(1,229,418)		(2,309.2)
Gross profit		261,987		283,935		351,752		457,041		467,246		877.6
Selling and administrative expenses		(215,730)		(246,714)		(320,527)		(387,543)		(402,958)		(756.9)
Operating income		46,257		37,221		31,224		69,498		64,288		120.8
Non-operating income		1,431		1,609		3,056		4,191		5,021		9.4
Non-operating expenses		(22,498)		(20,089)		(23,309)		(23,809)		(26,103)		(49.0)
Net price-level restatement and foreign exchange gain (loss)		5,947		(945)		2,235		(1,694)		1,267		2.4
Non-operating loss		(15,120)		(19,425)		(18,018)		(21,311)		(19,815)		(37.2)
Income before income taxes		31,137		17,796		13,206		48,187		44,473		83.5
Income taxes		(5,099)		(5,039)		(2,251)		(4,930)		(4,821)		(9.1)
Net income	Ch$	26,038	Ch$	12,757	Ch$	10,955	Ch$	43,257	Ch$	39,653	Ch$	74.5
Basic and diluted earning per share(2)	Ch$	4.72	Ch$	2.31	Ch$	1.68	Ch$	6.63	Ch$	6.12	US$	0.011
Basic and diluted earning per ADS(3)		283.02		138.66		100.82		398.07		366.93	US$	0.69
Dividends per share(4)	Ch$	2.50	Ch$	2.50	Ch$	3.1	Ch$	2.00	Ch$	4.00	US$	0.008
Dividends per ADS(3)(4)		150.0		150.0		186.0		120.0		240.0	US$	0.45
Weighted average shares outstanding (in millions)(5) (16)		5,520		5,520		6,520		6,520		6,484
U.S. GAAP:
Net revenue	Ch$	1,058,035	Ch$	1,158,255	Ch$	1,531,462	Ch$	1,480,327	Ch$	1,534,004	Ch$	2,881.4
Operating income		39,685		33,993		27,963		65,889		52,808		99.2
Net income		31,360		15,980		10,131		47,377		38,339		72.0
Basic and diluted earning per share(2)	Ch$	5.68	Ch$	2.89	Ch$	1.55	Ch$	7.27	Ch$	5.91	Ch$	0.011
Basic and diluted earning per ADS(3)		340.87		173.70		93.23		435.98		354.8		0.68
Weighted average shares outstanding (in millions)(5) (16)		5,520		5,520		6,520		6,520		6,484
BALANCE SHEET DATA: Chilean GAAP:
Total current assets	Ch$	271,037	Ch$	338,100	Ch$	403,604	Ch$	392,542	Ch$	341,973	Ch$	642.3
Property, plant and equipment-net		536,110		541,716		629,380		618,917		646,844		1,215.0
Total assets		827,042		906,034		1,095,966		1,127,451		1,205,405		2,264.1
Short-term debt		125,592		146,419		106,987		218,368		137,319		257.9
Long-term debt		150,542		189,805		245,637		123,642		268,614		504.5
Total shareholders’ equity		329,315		327,186		482,245		498,560		517,911		972.8
Ratio of shareholders’ equity to capitalization(6)		62.3%		59.8%		64.3%		69.0%		64.7%		64.7%
U.S. GAAP:
Total assets	Ch$	832,988	Ch$	906,242	Ch$	1,098,073	Ch$	1,137,155	Ch$	1,224,051	Ch$	2,299.2
Long-term debt		150,542		194,464		249,007		129,853		283,871		533.2
Total shareholders’ equity		314,177		316,017		478,973		501,044		520,165		977.0
OTHER FINANCIAL INFORMATION Chilean GAAP:
Capital expenditures	Ch$	76,584	Ch$	47,877	Ch$	159,792	Ch$	63,434	Ch$	79,686	Ch$	149.7
Depreciation and amortization		37,510		41,198		52,119		56,305		54,512		102.4
Net cash provided (used in) from operating activities		30,775		36,268		(14,263)		65,049		54,436		102.2
Financial Ratios(7) (Chilean GAAP):
Gross margin		22.8%		22.5%		23.1%		28.0%		27.5%		27.5%
Operating margin		4.0		3.0		2.0		4.3		3.8%		3.8%
Net margin		2.3		1.0		0.7		2.6		2.3%		2.3%
Current ratio		79.5		88.6		111.2		78.9		83.2		83.2
Financial debt/total shareholders’ equity		83.9		102.8		73.1		68.6		78.4		78.4

	At and for the year ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(amounts in millions of constant Ch$ and millions of US$, and except per share and per ADS information and percentages or as otherwise indicated)

Operating Information:
Number of stores (at end of period):
Almac		4		—		—		—
Ekono		23		—		—		—		—		—
Líder Express(8)		—		26		23		27		44		44
Líder		21		23		31		32		33		33
Líder Vecino		13		19		24		26		26		26
Líder Mercado		1		—		—		—		—
Total		62		68		78		85
Total selling space		309,361		333,344		404,467		426,126		464,980
Average selling space per store(9)		5,005		4,902		5,185		5,013		4,735
Average sales per store (in millions)(10)(11)	Ch$	16,949	Ch$	16,858	Ch$	16,982	Ch$	17,266	Ch$	14,619	US$	27.5
Increase (decrease) in same store sales(11)(12)		-1.40%		0.30%		1.60%		-1.30%		- 3.4%
Sales per square meter (in millions)(11)(13)	Ch$	3.4	Ch$	3.4	Ch$	3.3	Ch$	3.4	Ch$	3.2	US$	0.006
Total number of employees(14)		17,912		19,494		26,333		30,124		29,389
Sales per employee(11)(15)	Ch$	61.5	Ch$	67.5	Ch$	64.1	Ch$	56.2		57.3	US$	0.11

(1)
Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$532.39 per U.S. dollar, the Observed Exchange Rate at December 31, 2006. Dividends are translated at the Observed Exchange Rate on the date of payment. Such U.S. dollar transactions are presented for the convenience of the reader and should not be construed as representations that the Chilean peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

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

Prior to September 2, 1999, authorized transactions by banks were generally transacted within a certain range above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Chilean Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Chilean Central Bank also announced that it would intervene in the exchange market only in special and qualified cases. In 2006, the price of copper averaged US$3.0491 per pound. The average price for the three years ending on December 31, 2006 was US$2.0056 per pound. Since copper production accounts for 21.6% of Chile’s GDP (for the year 2006), the increase in price that copper has undergone during 2006 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso. If the Chilean peso appreciation persists, the Chilean Central Bank may or may not deem such peso appreciation as a special and qualified case that justifies its intervention in the exchange market, whether through direct or indirect measures.

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. At December 31, 2006, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date, of Ch$532.39 per US$1.00. On May 31, 2007 the Chilean peso/U.S. dollar exchange rate was Ch$525.10 per U.S. dollar, and on June 30, 2007, it was Ch$526.86 per U.S. dollar.

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

	Observed Exchange Rate (4)
Period	Low (1)		High (1)		Average		Year End

2002 (2)	Ch$	641.75	Ch$	756.56	Ch$	694.46	Ch$	718.61
2003 (2)		593.10		758.21		691.40		593.80
2004 (2)		557.40		649.45		609.53		557.40
2005 (2)		509.70		592.75		559.86		512.50
2006 (2)		511.44		549.63		529.64		532.39
December 2006 (3)		524.78		534.43		527.83		NA
January 2007 (3)		534.42		545.18		541.06		NA
February 2007 (3)		535.29		548.67		542.05		NA
March 2007 (3)		535.36		541.95		538.45		NA
April 2007 (3)		525.96		539.69		531.64		NA
May 2007 (3)		517.64		527.52		521.98		NA
June 2007		524.10		529.78		526.80		NA

(1)	Reflects pesos at historical values rather than constant pesos.

(2)	The average of observed exchange rates for pesos on the last day of each full month during the relevant period.

(3)	The average of closing observed exchange rates for pesos for each day of transactions during the month.

(4)	Transactions carried out on the previous bank business day reported by the Central Bank.

Source: The Chilean Central Bank

RISK FACTORS

An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

Risks Relating to Our Company

Our current strategy may not have the expected results on our profitability.

Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services at a lower price than our competitors. This strategy is based on savings achieved through operational efficiency that are transferable to the customer. We couple this strategy with a focus on expanding our position both in Chile and other markets throughout Latin America. The long-term success of our strategy is subject to significant risks, including the following:

•	we depend upon high sales volume and we may generate less additional sales volume than expected;

•	we may fail to achieve desired reductions in selling and administrative expenses;

•	our competitors may decide to match or undercut some or all of our reduced prices, making it difficult to sustain a sufficient price differential to attract the desired increase in customers;

•	we may encounter difficulties obtaining additional vendor allowances from suppliers in the expected amounts and within the timeframe we currently anticipate;

•	we may encounter difficulties expanding our operations due to factors beyond our control, including increased competition and unfavorable macroeconomic, sociopolitical and demographic conditions; and

•	even if we are successful in implementing our strategy, it may take longer than planned to achieve the desired results.

Any one of these factors could adversely affect our current strategy and, consequently, our business, financial condition, results of operations, cash flows and prospects.

Our merger with Falabella may not occur or may be set aside.

On May 17, 2007, our controlling shareholders (the “D&S Controlling Shareholders”) and the majority of the controlling shareholders of S.A.C.I Falabella (the “Falabella Controlling Shareholders”) entered into an agreement providing for the merger of S.A.C.I Falabella (“Falabella”) with our company. The closing of the merger is subject to certain significant conditions, including, among others, approval from regulatory agencies in Chile.

On June 7, 2007, the D&S Controlling Shareholders and the Falabella Controlling Shareholders filed a request for the approval of the merger with the Tribunal de Defensa de la Libre Competencia (Antitrust Court). Although this filing is not mandatory, pursuant to Chilean law, if the Tribunal de Defensa de la Libre Competencia approves the merger, regulatory authorities and third parties will not have the right to challenge the merger if consummated under the same terms in which it was approved. These proceedings will provide all parties involved in the merger, as well as other governmental authorities or third parties with an interest in the merger, including but not limited to the Fiscalía Nacional Económica, an opportunity to present their concerns and views with respect to the merger. Upon the conclusion of this review process, the Tribunal de Defensa de la Libre Competencia will issue a resolution either approving or rejecting the merger. The Tribunal de Defensa de la Libre Competencia may also condition its approval on the implementation of certain measures designed to prevent potential infringements with Chilean antitrust laws, such as the divestiture of or restrictions on certain of the surviving entity’s operations. Based on past proceedings before the Tribunal de Defensa de la Libre Competencia, we expect this review process to be completed in approximately six to nine months after the commencement of the review.

The Tribunal de Defensa de la Libre Competencia may take longer than we currently anticipate in concluding its review or may disapprove of the merger or impose costly obligations on us as a condition for the approval of the merger, such as the divestiture of portions of our operations or restrictions on how we operate or market our services, which could adversely affect our results of operations and financial condition.

Our merger with S.A.C.I Falabella may be difficult and expensive and may not result in the benefits that we currently expect.

Our contemplated merger with S.A.C.I Falabella involves the integration of two large businesses that currently operate independently. The achievement of expected synergies from the combination will require the integration of various aspects of our businesses and that of S.A.C.I Falabella. Our goal in integrating the operations is to increase the revenues and earnings of the combined businesses through cost savings, and, as a combined company, to increase the surviving entity’s ability to satisfy the demands of its customers. In so doing, we may encounter substantial difficulties in integrating our operations and fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the merger, and could even incur substantial costs as a result of, among other things:

•
inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between us and S.A.C.I Falabella and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of our operations and those of S.A.C.I Falabella;

•	diversion of management’s attention from their other responsibilities as a result of the need to deal with integration issues;

•	inability to create synergies in the management of the combined assets of the surviving company;

•	failure to retain our and S.A.C.I Falabella’s customers and suppliers or resistance from advocacy groups representing such constituencies;

•	difficulties in achieving full utilization of our and S.A.C.I Falabella’s assets and resources;

•	inability to complete or satisfy, in a timely manner, certain asset sales or other conditions, in the event such conditions are imposed on us by authorities; and

•	difficulties in reducing overhead costs, including the combination of call centers and customer service centers.

The diversion of management attention and any difficulties encountered from integrating our businesses with our and S.A.C.I Falabella’s operations could increase costs or reduce revenues, earnings and operating results of the surviving entity following completion of the merger. For these reasons, we may fail to complete successfully the necessary integration or realize any of the expected benefits. If they are achieved, actual cost savings and operational benefits may be lower than we currently expect and may take a longer time to achieve than we currently expect. Inability to realize the full extent of expected costs, savings and operational benefits, as well as any delays encountered in the transition process, could have an adverse effect on the revenues, level of expenses, operating results and financial condition of the surviving company, which may adversely affect the value of the surviving company’s securities after the completion of the offers.

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

The Chilean retail and supermarket industries may become saturated and prevent us from carrying out our plans for expansion through development and growth.

Our sales growth results from increases in sales in existing stores and through the addition of new stores. From 2002 through December 31, 2006, our average annual growth in supermarket floor space has been 12.2% while our average annual growth in sales has been 9.0%. Construction of new stores may have an adverse effect on same store sales of existing stores. Our same store sales decreased by 3.4% in 2006 compared to 2005. If the Chilean retail and supermarket industries continue to expand and become saturated relative to the current purchasing power of the Chilean consumer, it may limit our ability to profitably exploit our existing stores or expand through new store openings.

The growth of our credit card operations may expose us to increased credit and financial risk, which may adversely affect our financial condition and results of operations.

Our Presto credit card business is a growing segment of our operations. Over the twelve months from December 31, 2005 to December 31, 2006, we increased our number of accounts in good standing by 5.2% from 1,510,532 to 1,588,852 account holders. From 2005 to 2006, our net revenues derived from credit card financial income increased 42.8% to Ch$94,317 million (unconsolidated figures) or 5.1% of our net revenue after consolidation. Our amounts past-due have increased 79.3% from Ch$10,552 million on December 31, 2005 to Ch$18,924 million on December 31, 2006 and as a percentage of total accounts receivable have increased from 5.5% to 9.3%. On December 31, 2006, we had 1,588,852 accounts in good standing with credit outstanding of Ch$203,842 million (US$382.9 million), and we intend to continue to increase the number of account holders in the near term. Since June 2005, our Presto credit card, issued by our subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., has been operating as what is known in Chile as an “open credit card”, that is, a credit card that may be used for the purchase and financing of purchases from any establishment or business that has previously affiliated with the credit card system.

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

•
Changes in Credit Card Use - A variety of social factors may cause changes in credit card use, including changes in consumer confidence levels, the public’s perception of the use of credit cards, and changing attitudes about incurring debt; and

•
Increased Regulation - During 2005, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Central Bank of Chile and the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions) to issue and operate our Presto credit card as an “open credit card”; that is, such authorization allowed expanding the use of the Presto credit card as a valid payment method with respect to stores and businesses throughout Chile which form part of our network of affiliated businesses or entities. It also made Servicios y Administración de Créditos Comerciales Presto S.A. and the Presto credit card subject to the rules and regulations applicable to such “banking credit card” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than those required under our previous policy. Effective as of April 30, 2006, the Chilean Central Bank enacted new rules regulating non-banking credit card issuers and operators, which were further developed and complemented by new regulation issued by the Superintendency of Banks and Financial Institutions in May 2006, as amended from time to time. Although new regulation issued by the Superintendency of Banks and Financial Institutions is substantially different regarding regulated non-banking credit cards issuers and operators, it remains largely unaltered for what banking credit cards relate to. As Servicios y Administración de Créditos Comerciales Presto S.A. already fulfilled the highest level of obligations and requirements imposed by the Superintendency of Banks and Financial Institutions, equalizing those applicable to banking credit cards, therefore, new regulations, however, do not significantly affect the issuance and operation of our Presto credit card. See “Information on the Company―Regulation”.

If we are unable to access capital markets in the future, our financial condition may be adversely affected.

We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Our ability to access financial markets in sufficient amounts and at acceptable costs to finance our operations and fund our future capital expenditures will depend to some degree on prevailing capital and financial market conditions over which we have no control. Our failure to generate sufficient cash flows from operations or to obtain such financing could cause us to delay or abandon some or all of our planned capital expenditures, which, in turn, could adversely affect our competitive position, financial condition, cash flows and prospects.

A change in antitrust law, regulation or regulatory oversight in Chile could require that we take certain compliance measures including the incurrence of significant incremental expenses which could adversely impact our ability to expand our business.

Chile has antitrust laws that limit the abuse of market share by a company in any particular industry. In the past several years, as a result of growing pressure from consumer advocacy groups, business organizations and other organizations, the Fiscalía Nacional Económic (National Economic Prosecutor) and the Tribunal de Defensa de la Libre Competencia (Antitrust Court), have tightened the regulation and oversight of the activities of retailers with large market share such as ourselves. On August 18, 2006, the Fiscalía Nacional Económica filed a lawsuit against us and Cencosud S.A., our principal competitor, attempting to force both companies to consult with the Tribunal de Defensa de la Libre Competencia regarding any future supermarket acquisitions or similar transactions. The lawsuit also sought to force us to enter into written agreements with our supermarket suppliers. On December 15, 2006, we entered into a settlement agreement with the Fiscalía Nacional Económica, which was sanctioned by the Tribunal de Defensa de la Libre Competencia on January 17, 2007 that put an end to this lawsuit. This agreement only affects us and, as such, the lawsuit against Cencosud S.A continues. Pursuant to the settlement agreement, we have agreed to notify the Fiscalía Nacional Económica of any future acquisitions, mergers or similar transactions involving supermarkets in Chile at least 30 days prior to such acquisition, merger or transaction. We must also prepare and abide by a set of self-imposed regulations concerning our relationships with domestic suppliers and our procurement policies. Among other things, such regulations should establish the terms, conditions and fees relating to our agreements with suppliers, the manner in which we pay such suppliers and the mechanisms for amicable resolution of disputes between these suppliers and our company. In May of 2007, we enacted a set of internal guidelines that comply with our agreement with the Fiscalía Nacional Económica. These guidelines, known as Términos y Condiciones Generales de Aprovisionamiento (General Supply Terms and Conditions), are publicly available on our website. For more information, see Item 4 — “Information on the Company—Regulation”.

Despite our agreement with the Físcal Nacional Economico and our belief that our policies comply with applicable laws and regulations, we remain subject to regulatory scrutiny and Chilean authorities may pass stricter regulations in the future affecting our procurement policies and our ability to engage in strategic transactions. Such changes may constrain our ability to achieve optimal pricing based on our market leading market share, which may adversely affect the success of our business.

The default on the payment of the deferred amount of the purchase price for Ekono-Argentina may adversely affect our results of operations.

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

We are currently involved in various legal challenges to recover the remaining amounts due in the Netherlands and Argentina. If we are unable to recover, or if we determine it is probable that we will be unable to recover, the remaining balance owed to us (currently US$47.5 million), plus interest and costs, we may be required to write off the amount in dispute, which would have an adverse effect on our results of operations for that period. For more information, see Item 4 — “Information on the Company—Legal Proceedings”.

Our controlling shareholders own a substantial majority of our share capital and exercise significant influence over board decisions.

Control of our company is vested in a series of companies beneficially owned or controlled by our controlling shareholders, Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and our controlling shareholders controlled 63.58% of our outstanding capital stock at December 31, 2006. Although no shareholders’ agreement or other agreement relating to the voting of our share capital currently exists between Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott, they have historically voted together in the decisions facing our company and are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholders’ vote, including:

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

Increased labor and employment regulation may adversely affect our results of operations.

Our operations are subject to extensive Chilean labor and employment regulation. Recent labor reforms in Chile have created new obligations and responsibilities for employers. In October, 2006, the Ley de Subcontratación (Subcontracting Law) was passed amending the Labor Code, making companies potentially jointly and severally liable for certain employment-related liabilities of their contractors and subcontractors. While we believe this reforms should not materially affect our operations, we cannot predict the effect of future reforms or regulations. Any tightening of labor and employment regulations may result in increased liabilities and costs and could have an adverse result on our business and results of operations.

Our management has identified a material weakness and significant deficiencies in our internal controls.

Our management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal controls over financial reporting were not effective as of December 31, 2006 as a result of a material weakness related to our internal controls over the stock integrity in our distribution center and significant deficiencies regarding the preparation and analysis of the U.S. GAAP financial statement reconciliation. For more information, see Item 15T — “Control and Procedures”.

As reflected in the unqualified audit report included with this Annual Report, we believe our consolidated financial statements included herein present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented. Nonetheless, as part of our commitment to the best practices in corporate governance and financial reporting, management is actively implementing remedial measures addressing the deficiencies that were identified in our review. For more information, see Item 15T — “Control and Procedures”. These remedial measures may not be sufficient or the measures implemented may not maintain adequate controls over our financial process and reporting in the future. Any failure to remedy such material weaknesses or deficiencies or to implement new or improved controls, or difficulties encountered in their implementation could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remedy these deficiencies, inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares of common stock and our ADSs.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

At December 31, 2006, all of our assets and revenues were located or generated in Chile. Supermarket sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. Chilean economic conditions can be adversely affected by a variety of factors, most of which are beyond our control, including:

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and, more recently, periods of significant appreciation, and could be subject to significant fluctuations in the future. In the period from December 31, 2005 to December 31, 2006, the value of the Chilean peso relative to the U.S. dollar increased by 3.9% in nominal terms. The Observed Exchange Rate on May 31, 2007 was Ch$525.10 = US$1.00. Our results of operations may be affected to some extent, though not materially, by fluctuations in the exchange rates between the peso and the U.S. dollar.

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

During 2006, the price of copper averaged US$3.0491 per pound. The average price for the three years ending on December 31, 2006 was US$2.0056 per pound. Since copper production accounts for 21.6% of Chile’s GDP (for the year 2006), the increase in price that copper has undergone during 2006 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso. Such appreciation could have an impact on the value of our ADSs and any distributions to be received from the depositary. If the appreciation of the Chilean peso persists, the Chilean Central Bank may or may not deem such peso appreciation as a special and qualified case that justifies its intervention in the exchange market, whether through direct or indirect measures.

The Chilean market for our shares may be volatile and illiquid and such volatility and lack of liquidity may have adverse effects on the market for our ADSs.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile’s principal exchange, had an aggregate equity market capitalization of approximately Ch$92,907,288 million (US$174,510 million) at December 31, 2006 and an aggregate average monthly trading volume of approximately US$2,412 million for 2006. The ten largest companies in terms of market capitalization at December 31, 2006, represented approximately 48.3% of the Santiago Stock Exchange’s aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2006, approximately 19.9% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

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

Cash and non-cash dividends paid by us with respect to ADSs held by a foreign (non-Chilean) holder would be subject to a 35.0% Chilean withholding tax, which is withheld by our company. Stock dividends are not subject to Chilean taxation.

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

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 25 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2005 and 2006 reported under Chilean GAAP. From 2009, Chile will adopt International Financial Reporting Standards (IFRS) which also differ in important respects from U.S. accounting and financial reporting standards.

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

We operate our business through our three main operating subsidiaries:

•	Comercial D&S S.A., which oversees our supermarket operations;

•	Servicios Financieros D&S S.A., which oversees our financial businesses, including our Presto credit card; and

•	Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (Saitec S.A.), which oversees our real estate development operations.

We are Chile’s leading supermarket company in terms of sales, with an estimated market share in the supermarket industry of 33.3% for 2006. With over a century of experience in the distribution and sales of food and food-complementary items in the Chilean market, at December 31, 2006, we operated 103 stores in three store formats under the Líder brand name. During 2006, we opened 19 new Líder stores, four in the Metropolitan Region, with the remaining 15 in the Atacama, Valparaíso, Maule and Araucanía Regions. Over the last five years, we have increased our total number of stores from 54 to 103, of which 52 are located in the Metropolitan Region, which includes Santiago. In January 2007, we began the process of launching discount food stores under our re-launched Ekono brand. As of May 31, 2007, we had opened 15 new Ekono stores and one Líder Express supermarket. Our expansion program currently projects the opening of 25 new Líder stores in 2007, principally Líder Express supermarkets, and 25 Ekono stores. We had total net revenues for 2006 of Ch$1,696,665 million (US$3,186.7 million).

We operate three store formats under the Líder brand (excluding FarmaLíder, which we no longer operate) as well as one store format under our Ekono brand:

•
Our 33 Líder hypermarkets have an average selling space of 8,940 square meters (approximately 96,229 square feet), and offer “one-stop” shopping for traditional food items and non-food items such as home appliances, electronics, apparel and toys. In 2006, our hypermarkets generated 54.4% of our net revenues.

•
Our 26 Líder Vecino compact hypermarkets have an average selling space of 4,048 square meters (approximately 43,572 square feet), and seek to combine the proximity and friendly atmosphere of neighborhood supermarkets with the advantages of low prices and a broad non-food product assortment that allows one-stop shopping. In 2006, our compact hypermarkets generated 20.7% of our net revenues. As of January 2007, we began the process of rebranding our Líder hypermarkets and Líder Vecino compact hypermarkets under the Hyper de Líder brand. We expect to complete this process by the end of 2007.

•
Our 44 Líder Express supermarkets have an average selling space of 1,471 square meters (approximately 15,834 square feet), and emphasize quality groceries and perishables at low prices. In 2006, our supermarkets generated 15.0% of our net revenues. As of January 2007, we began the process of rebranding our Líder Express supermarkets under the Express de Líder brand. We expect to complete this process by the end of 2007.

•
Our 15 Ekono discount food stores (as of May 31, 2007) have an average selling space of 350 square meters (approximately 3,767 square feet), and emphasize a limited assortment of quality food items at low prices in a convenient neighborhood setting. Our Ekono stores are positioned as a low-cost food store and will compete with mom-and-pop grocers in neighborhoods.

We also operate businesses complementary to our supermarket operations, including real estate development and financial services. These businesses, together with our FarmaLíder pharmacies, which as of December 2007 are operated by FASA, and logistic revenues from our distribution center represented 9.9% of our net revenues in 2006.

Our Core Strengths

We believe our core competitive strengths provide us with a strong platform for successful deployment of Líder’s current strategy.

•
Chile’s value leader. Based on market surveys and our own monitoring of our competitors’ pricing, we believe we offer consumers the lowest overall prices of any major supermarket or hypermarket chain in Chile with the best quality-price ratio.

•
Chile’s leading supermarket company. Based on information on sales reported by the INE and public financial information provided by some companies, we estimate that at December 31, 2006 our market share in the Chilean hypermarket and supermarket industry was 33.3%, compared to an estimated market share of 29.8% for our nearest competitor. We believe our leading market position gives us access to the largest customer base of any Chilean supermarket company and helps us establish and maintain strong supplier relationships.

•
Strong brand with a reputation for best quality-price ratio. We believe that our stores derive substantial benefit from the widespread recognition of the Líder brand name in Chile and its reputation for value.

Our Strategy

Our goal is to maximize value to our shareholders, while expanding our position as the leading supermarket company in Chile and entering new markets throughout Latin America. Key elements of our strategy include:

•
Continuing to improve our competitive position. We believe improving our competitive position is essential to maintaining our leadership in the highly competitive markets in which we operate. To further improve our competitiveness we are:

•
Offering Exceptional Value. Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services at a lower price than our competitors. Our focus on providing exceptional value includes:

•
Offering higher quality perishables. Perishables have historically formed the core of our business, representing 34.9% of our sales in 2006. We believe that by working closely with suppliers and investing in quality control we will be able to offer higher quality perishables, an essential factor to improving customer loyalty and, thus, increasing customer traffic at our stores.

•
Expanding our lines of private label products. In 2006, we re-launched our Líder line of products, improving quality standards, redesigning and repackaging such products and expanding the line to include over 400 new products. We intend to continue expanding such private label products, focusing on the development of innovative products, premium brands and a non-food brands.

•
Building our “Mi Club Líder” loyalty program. In June 2006, we instituted the “Mi Club Líder” or “My Líder Club” loyalty program at our supermarkets. The program offers our customers special discounts and rewards on a variety of the products we offer at our supermarkets, as well as cross-promotions with some of our financial services products. We believe this program will allow us to expand and consolidate the loyalty of our customers, while allowing us to monitor their needs, preferences and habits.

•
Continuing to expand our Presto credit card. We aim to make our Presto credit card the most convenient payment option for customers in our stores. In order to further consolidate this position, we intend to continue expanding the services, benefits and promotions available to holders of our Presto credit card.

•
Focusing on Operational Excellence. We believe that the benefits of a lower cost structure can be passed on to our customers in the form of lower prices. We intend to steadily improve the productivity of our operations, elevating it to the standards of major international retailers, by reducing operational, supply and sales costs as well as improving our internal controls over all aspects of our business. To implement this strategy, we intend to ensure our employees and managers continue to focus on productivity and innovation.

•
Expanding our operations in Chile and abroad. We continuously explore and evaluate opportunities to expand our operations both in Chile and in other countries in Latin America. As part of this growth strategy, we intend to expand our supermarket operations and our complimentary business (such as our financial services business and our real estate development operations) by opening new units and developing new commercial formats. We also intend to capitalize on the favorable conditions of other underserved and underdeveloped markets outside Chile and expand to other Latin American countries. Our growth strategy includes:

•
Expanding our coverage. We opened 19 new Líder stores in 2006, including one Líder hypermarket, four Líder Vecino hypermarkets and 14 Líder Express supermarkets. We also opened three new shopping centers under our real estate subsidiary, Saitec S.A. We intend to continue investing in our expansion and plan to have 16 and 20 additional Líder stores by the end of 2007 and 2008, respectively. As such, assuming no further acquisitions, we project increased year-over-year selling space of 8% at year-end 2007 relative to 2006 and 19% at year-end 2008 relative to December 2006. We also plan to continue investing in the development of additional shopping centers, purchases of properties for development and refurbishing existing stores.

•
Developing new commercial formats. In January 2007, we began the process of launching discount stores under the Ekono brand. As of May 31, 2007, we operate 15 discount food stores under the Ekono brand name. We plan to have 25 and 55 such stores in operation by the of 2007 and 2008, respectively. Our primary focus on the expansion of these stores will be the more densely populated residential neighborhoods of the Metropolitan Region. Ekono stores combine the convenience that characterize neighborhood food stores with the lower costs of our Líder stores. Relative to our other store formats, these stores emphasize a limited assortment of quality food and non-food items, including our private label products. Ekono stores follow a simple and austere design, presenting all products in a pre-packaged format so as to eliminate the need for assisted sales. While these stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

•
Expanding beyond Chile. We intend to expand our operations to other Latin American countries with underserved and underdeveloped markets. Our focus will be on those markets that exhibit favorable macroeconomic, sociopolitical and demographic conditions, creating not only profitable operations, but also those with attractive growth potential.

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

During the 1980s, we entered a new period of expansion. In 1984, we established our first Ekono supermarket in Santiago. In 1985, our company was incorporated as a distribution and service center for our related Almac and Ekono supermarkets. Over the next decade, we significantly increased our market presence by expanding our existing store formats. In 1995, we opened our first hypermarket store under the Líder tradename and began offering non-food products. Since 1995, we have focused our expansion on the Líder hypermarket format. We began offering our customers financial services with the launch of our Presto credit card in 1996. In 2003, we rebranded all of our stores under the Líder brand. From January 2007, we initiated the process of launching discount food stores under the Ekono brand. We also began the shift of our Líder hypermarkets and Líder Vecino compact hypermarkets to the Hyper de Líder brand and our Líder Express supermarkets to the Express de Líder brand. We expect to complete this process by the end of 2007.

Our company has consolidated its presence both in the Santiago Metropolitan Region and most of Chile’s other regions with stores within reach of most of Chilean homes. In 2006, we opened 19 new stores, including one Líder hypermarket, four Líder Vecino compact hypermarkets and 14 Líder Express supermarkets.

Our financial services division underwent significant growth both in terms of its organizational structure and in the number of customers and loans, closing the year 2006 with 1.59 million accounts in good standing and US$393 million in extended credit.

FarmaLíder operations continued growing in 2006, with the opening of five new stores to bring it to a total of 72. This division accounted for 2.5% of D&S’s total sales and 5.2% of Chile’s overall pharmaceutical market sales for the full year 2006. In December 2006, we transferred the operation of our 70 FarmaLíder stores to Farmacias Ahumada S.A., or FASA, which will be operated under the FASA and Farmacias Ahumada S.A. trade names.

At year-end 2006, our company, through its subsidiaries, operated 103 stores among its hypermarkets, compact hypermarkets, and supermarkets and nine shopping centers. At year-end 2006, our company was operating in the Arica and Perinacota, Tarapacá, Antofagasta, Atacama, Coquimbo, Valparaíso, Libertador General Bernardo O’Higgins, Maule, Bíobío, Araucanía, Ríos, Lagos, Magallanes and Antártica Chilena and Metropolitan Regions.

On May 17, 2007, our controlling shareholders and the majority of the controlling shareholders of S.A.C.I Falabella entered into an agreement providing for the merger of S.A.C.I Falabella (“Falabella”) with our company. The merger is subject to significant conditions, including the approval of regulatory agencies in Chile and shareholder votes by shareholders of both companies. It is likely that the merger will not be completed before the first quarter of 2008. For more information on the merger and its related risks, see Item 3 — “Key Information — Recent Developments” and Item 3 — “Key Information — Risk Factors — Risks Related to Our Company”.

Our principal subsidiaries are Inversiones D&S Chile Limitada, Comercial D&S S.A., Servicios Financieros D&S S.A. and Saitec S.A. For a complete list of our direct and indirect subsidiaries and our percentage of ownership in our subsidiaries, see Exhibit 8.1 “List of Subsidiaries”.

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

We estimate that in 2006 the two largest supermarket chains in Chile accounted for approximately 63.1% of total supermarket net sales. In 2006, we accounted for approximately 33.3% of total net sales of the supermarket industry in Chile, which represented the highest total market share in Chile.

Increasing acceptance of supermarkets as principal outlets of foodstuffs and other household items in Chile has resulted in steady increases in supermarket sales. The total net sales by supermarkets in Chile grew at an average annual rate of 8.4% during the last five years, exceeding the 4.5% average annual growth rate of GDP in Chile over the same period. The growth of larger stores (including increased numbers of hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments such as anchor tenants, and a consolidation of ownership in fewer, larger supermarket chains, has been a developing trend in the Chilean supermarket industry during the last several years. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low-price and low-service strategy, while others pursue a strategy of moderate or higher prices accompanied by higher levels of service. Other important trends in the Chilean supermarket industry include increased funding of marketing costs by suppliers, expansion by leading chains into the regions outside the Santiago Metropolitan Region, the growth of private label products and increased demand for prepared foods.

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

Our Business

Retail Division (Comercial D&S S.A)

Our Retail Division is our principal division and the principal focus of our strategy and development.

Our Store Formats

At December 31, 2006, we operated 103 stores which together comprised 464,980 square meters of total selling space (approximately 5,500,003 square feet). Of the 103 stores we operated, 33 were Líder hypermarkets, 26 were Líder Vecino compact hypermarkets and 44 were Líder Express supermarkets. In addition, in January 2007, we began the process of opening discount food stores under our re-launched Ekono brand.

The following table sets forth data by store classification at and for the year ended December 31, 2006:

	Number of Stores	Total Selling Area(1)	Average Selling Area per Store(1)	Average Sales per Square Meter(2)(3)	Number of Employees(4)	Sales Per Employee(2)

Hypermarket - Líder	33	295,025	8,940	2.8	13,269	62.7
Compact Hypermarket - Líder Vecino	26	105,251	4,048	2.9	5,751	55.3
Supermarket - Líder Express	44	64,704	1,471	4.1	5,198	48.2
Total	103	464,980	4,514	3.1	24,218	57.3
FarmaLíder	72	7,056	98	5.2	692	52.2

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.

(2)
In millions of constant Chilean pesos. “Sales” sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP. Considers sales for the period divided by the average number of full-time employees at the end of each month during the period.

(3)	Average square meters.

(4)	Full-time equivalent employees at December 31, 2006 working in stores.

The following table sets forth, for the periods indicated, the net revenues from our supermarket operations by store format and the respective percentage of our total net revenues each format represents:

	Year ended December 31,
	2004			2005			2006
	Net Revenues		% of Total Net Revenues	Net Revenues		% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(in millions of constant Ch$)
Líder(1)	Ch$	911,484	59.8%	Ch$	939,763	57.6%	922,347	54.4
Líder Vecino(2)		349,294	22.9		391,650	24.0	351,251	20.7
Líder Express(2)		162,421	10.7		162,464	9.9	254,844	15.0
FarmaLíder		32,267	2.1		36,065	2.2	38,709	2.3
Other(3)		68,191	4.5		102,399	6.3	129,514	7.6
Total	Ch$	1,523,657	100%	Ch$	1,632,341	100%	1,696,665	100%

(1)	Figures shown for the year 2004 include revenues from FarmaLíder.

(2)	Includes stores formerly operated under the Almac and Ekono brands.

(3)	“Other” includes revenues from financial services, logistics services and real estate operations.

Hypermarkets - Líder

At December 31, 2006, we operated 33 Líder hypermarkets of which 20 are located in the Santiago Metropolitan Region. All of our hypermarkets operate under the Líder brand name. The Líder hypermarket, which was modeled after European hypermarkets and was introduced to Chile in 1995, is characterized by floor space of between 5,859 and 13,243 square meters (respectively and approximately 63,066 and 142,548 square feet), offering, in addition to traditional foodstuffs, non-food items such as home appliances, electronics, hardware, sports, toys, apparel and articles for the home. Líder hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, allowing us to service various communities with one store. The Líder sites have ample parking space and are generally developed in conjunction with an assortment of complementary stores, such as video stores, fast food franchises, hardware superstores, cinemas, food courts and pharmacies. Líder stores have an average of 493 employees (396 full-time equivalent employees), 35 to 73 checkouts, an average store size of 8,940 square meters (approximately 96,229 square feet), and are generally open from 9:00 a.m. to 10:00 p.m., seven days a week. Our Líder stores offer “one-stop” shopping in an easily accessible store layout. In some of our Líder stores we also have moderately priced cafes and restaurants.

Net revenues of our Líder hypermarkets totaled Ch$922,347 million (US$1,733 million) in 2006, accounting for 54.4% of our total net revenues in 2006.

Compact Hypermarkets - Líder Vecino

We currently operate 26 Líder Vecino hypermarkets, 12 of which are located in the Santiago Metropolitan Region. We developed our Líder Vecino format in 2000 to target smaller neighborhoods with a compact hypermarket format by converting our larger, existing Ekono supermarket facilities, which ranged between 2,400 and 4,720 square meters (respectively and approximately 25,834 and 50,806 square feet), into Líder Vecino compact hypermarkets. Our Líder Vecino format combines the convenience and pleasant atmosphere that characterizes neighborhood supermarkets with some of the advantages of Líder hypermarkets. These advantages include a broad assortment of non-food items to facilitate one-stop shopping and low prices. We believe these factors provide us an advantage over our primary competitors in these communities, which are generally comprised of traditional supermarkets. Líder Vecino stores have an average of 291 employees (230 full-time equivalent employees), 22 to 42 checkout centers, an average store size of 3,890 square meters (approximately 41,892 square feet), and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week.

Net revenues of our Líder Vecino compact hypermarkets totaled Ch$351,251 million (US$660 million) in 2006, accounting for 20.7% of our total net revenues in 2006.

Supermarkets - Líder Express

We currently operate 44 supermarkets under the Líder Express brand name, 20 of which are located in the Santiago Metropolitan Region. Líder Express stores are traditional neighborhood supermarkets providing a friendly atmosphere and personalized attention. These stores emphasize the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, these supermarkets offer a variety of prepared dishes. Líder Express stores have an average of 145 (121 full-time equivalent) employees, 10 to 34 checkouts, an average selling area of 1,471 square meters (approximately 15,834 square feet) and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week.

Net revenues of our Líder Express supermarkets totaled Ch$254,844 million (US$479 million) in 2006, accounting for 15.0% of our total net revenues in 2006.

Discount Food Stores - Ekono

In January 2007, we began the process of launching discount food stores under the Ekono brand. As of May 31, 2007, we operate 15 discount food stores under the Ekono brand name, all of which are located in the Santiago Metropolitan Region. Ekono stores combine the convenience that characterize neighborhood food stores with the lower prices of our Líder stores, directly competing with mom-and-pop grocers. These stores emphasize a limited assortment of quality food and non-food items, including our private label products, which represent approximately 30% of sales. The stores follow a simple and austere design, presenting all products in a pre-packaged format so as to eliminate the need for assisted sales. Ekono stores have an average of 16 employees, all full-time equivalent, 4 checkouts, an average selling area of 350 square meters (approximately 3,767 square feet) and are open from 8:00 a.m. to 10:00 p.m., seven days a week. All of our Ekono stores are located on leased properties under long-term leases. While these stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

Complementary Businesses

As part of our strategy to offer consumers a broader range of products beyond our traditional grocery business, we have continued to expand our product offerings to restaurant food sales as well as non-food offerings. We believe that we will be able to leverage our brand, our established market presence in the Chilean supermarket industry and our land bank of properties to move efficiently into these areas, thereby increasing our share of total Chilean consumer spending. We continuously explore and evaluate opportunities to expand our operations through new commercial formats.

Pharmacy - FarmaLíder. In December 2006, we transferred the operation of our 70 FarmaLíder stores to Farmacias Ahumada S.A., or FASA, which will be operated under the FASA and Farmacias Ahumada S.A. trade names. In exchange for this transfer, FASA has agreed to use and promote our Presto credit card as a means of payment in all its stores throughout Chile. We will receive a portion of FASA’s revenues. The agreement will be in effect until December 31, 2020, and it will be renewed automatically for five year terms unless either party notifies the other of its intention not to renew it. Prior to this transfer, we had 72 pharmacies in operation, which in the aggregate accounted for 2.5% of our total 2006 net revenues. Our FarmaLíder outlets were located in our stores but outside of the selling space beyond the check-out counters. The floor space dedicated to each FarmaLíder store averaged 98 square meters (approximately 1,055 square feet), with two check-out counters. These pharmacies typically employed 9 workers each. FarmaLíder generated net revenues of Ch$38,709 million (US$72.7 million) in 2006.

Real Estate Development. We develop and manage neighborhood shopping centers, where we lease commercial locations to both big stores (department stores and home improvement centers) and small retail locations. Additionally, we rent small spaces to retailers in the foyers of our stores and adjacent to our stores. We select tenants that are complementary to our stores, such as photo shops and laundromats, in order to draw more traffic to our stores. See “—Real Estate Development”.

We have realigned our segments in the year 2006. See Note 25.b.9 to our Financial Statements.

Our Pricing and Marketing Strategy

Pricing. Part of our strategy is to be the supermarket chain with the best price position and the best quality-price ratio in Chile. We expect to achieve, over the long term, a lower price position with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store with the best quality-price ratio. Although our promotional offers are generally the same in all our stores, we otherwise manage our pricing strategy in clusters of stores with reference to the prices of specific local competing stores. A significant component of this strategy is our offering of private label products under the “Líder” brand name and other private brands (El, Akí, Acuenta and Buffet, among others) which permit us to offer lower prices at moderate gross margins as well as improved bargaining power with suppliers. See “—Our Products-Non-Food Products-Private Label Products”. Our strategy also comprises special incentives for the holders of our Presto credit card.

Marketing. Líder, Líder Vecino, Líder Express pursue a joint marketing strategy designed to reinforce Líder’s image of providing exceptional value. We continue, however, to make extensive use of in-store promotions and signage to offer sales and particularly low priced items.

Ekono stores were launched without any substantial marketing activity, as their business strategy requires them to keep costs as low as possible, in order to keep their prices very competitive. These stores are designed to attract customers that live or work close to these stores, so large scale marketing is not necessary for their promotion. As of June 15, 2007, we have not carried out any specific marketing activities for our Ekono stores, except for fliers and small ads in neighborhood magazines.

We have also focused our marketing efforts on mass media, especially television and radio. The ongoing concern for our customer’s interests was manifested during 2006 with the public launching of the “Customer Management” program, directed by Josefina Correa, who represents Líder customers within the Company. This program is aimed at assuring customers that Líder is a company which is close to them and understands their needs. The slogan for this program, “A little help”, highlights the promotions and other benefits that are available through shopping at Líder stores. We have periodically distributed printed materials through the press and within our stores such as weekly leaflets or bi-weekly catalogs and have focused on catalogs for specific seasonal campaigns such as “Summer”, “Outdoors”, “Back to School” and “Christmas”. These campaigns are mainly oriented toward non-food products and special food campaigns for specific holidays such as “Independence Day” and “New Year’s Eve”. Consolidated advertising expenses represented 1.5% of our net revenues in 2006. In past years, this percentage has been 1.9% for 2005 and 1.4% of our net revenues in 2004.

In order to continue providing our customers with greater and better services, in June 2006 we instituted the “Mi Club Líder” or “My Líder Club” loyalty program at our supermarkets. The program offers our customers special discounts, rewards and rebates on a variety of the products sold at our supermarkets, as well as cross-promotions with some of our financial services products, including our Presto credit card. As of December 31, 2006, over 3.6 million customers were enrolled in this program, which accounted for over 70% of all sales at our Líder hypermarkets and supermarkets. We believe this program will allow us to expand and consolidate the loyalty of our customers, while allowing us to monitor their needs, preferences and habits. This knowledge will lead to improvements in our capabilities in terms of assortment, inventory management and overall operations at the store level, as well as increased efficiency in purchasing and marketing activities.

Our Products

Product Mix. Our product mix varies according to the store format, with our larger formats offering a greater variety and number of stock keeping units, or SKUs, and a higher proportion of non-food items. The following table sets forth our product mix by store category:

	Percentage of Selling Space by Product Category Year ended December 31, 2006
	Groceries(1)	Perishables	Non-food Products(2)	Total

Líder	50	13	37	100%
Líder Vecino	62	13	25	100%
Líder Express	66	22	12	100%
FarmaLíder	20	N/A	80	100%

(1)	For purposes of FarmaLíder, “groceries” principally includes perfumes.

(2)	“Non-food products” includes apparel, electronics and appliances, housewares and furniture, pharmaceuticals and general merchandise.

In addition to the foregoing, we have also installed family-style cafeterias referred to as Patios de Comida (foodcourts) and coffee shops at certain locations in order to increase the use of Líder stores as destinations apart from traditional grocery stores.

The following table sets forth, for the periods indicated, each product category’s percentage contribution to our sales:

	Percentage Contribution to Sales by Product Category Year ended December 31,
	2004	2005	2006

Groceries	47.2%	46.7%	46.7%
Perishables	33.0	33.7	34.9
Apparel	6.1	5.9	4.8
Electronics and appliances	3.3	3.5	3.5
Housewares and furniture	2.5	2.3	2.3
Other non-food products(1)	7.9	7.9	7.8
Total	100.0%	100.0%	100%

(1)
Percentages are of our total product sales from our retail operations and sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP. “Other non-food products” includes sporting goods, toys, office supplies, general merchandise and pharmacy products.

Groceries. Grocery sales represented 46.7% of our sales in 2006. Along with our perishable offerings, grocery products have historically formed the core of our business. Our grocery product offerings comprise a wide variety of consumer packaged goods such as cereals, jellies, sauces, canned food items, paper towels and assorted paper products, hygiene and beauty aids. Our main long-term goal with respect to our grocery products is to have the best price positioning in the market with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store. We believe that by maintaining consistently better price positioning than our principal competitors with respect to our grocery products, we can generate a greater amount of customer traffic in our stores.

Perishables. Sales of our perishable products represented 34.9% of our sales in 2006. Along with our grocery products mentioned above, sales of perishables have historically formed the core of our business. Our perishables include a wide variety of traditional food products, such as meats, fish, dairy products, fruits and vegetables, frozen foods, bakery goods and prepared foods and include a wide array of private label products. Our main strategy for our perishable products is to increase the quality of our products. We believe that by increasing the product quality and customer service levels in relation with our perishables we will be able to improve customer loyalty and, thereby, increase customer traffic and improve net sales of these products.

Non-Food Products

Sales of non-food products (including pharmacy sales) represented 18.4% of our sales in 2006. In order to increase our share of the Chilean consumer’s wallet and to take advantage of our high customer traffic levels, we sell products such as apparel, housewares, electronics, sporting goods, toys and office supplies. Many of our purchases in these areas are made abroad through our worldwide network of suppliers.

Apparel. Our apparel department seeks to provide customers of all ages with a reliable source of basic non-fashion clothing items, including underwear, jeans, skirts, pants, blouses, shirts, t-shirts, shoes and basic accessories of reasonable quality at affordable prices. In 2006, sales of our apparel products accounted for 4.8% of our sales. Our apparel department consists primarily of private label brands catering to women, men and infants. Our marketing strategies and the layout of our apparel department aim to create strong brand identification with our BLVD private label, as an affordable brand that is similar in quality to those offered at department stores.

Electronics and Appliances. The electronics and appliances we offer in our stores include products manufactured by well-known manufacturers, as well as a growing number of our own products marketed under our Gröven and Haus private labels. In 2006, sales of electronics and appliances were 3.5% of our sales. Our main strategy regarding home electronics and appliances is to offer a diverse assortment of these products. During 2006, we expanded the amount of home computing products available in our stores through cross-selling with our Presto credit card in order to take advantage of the growth in this sector in Chile.

Housewares and Furniture. Our housewares department offers our customers an assortment of products in the areas of home decorating, including bath and kitchen supplies, and home improvement, including hardware and furniture. In 2006, sales of housewares generated 2.3% of our sales. In addition to the products we offer that are manufactured and marketed by other manufacturers, we also market a growing number of products under our Haus private label, including general kitchen products, decorating supplies and furniture. Our main strategy regarding our housewares involves further marketing of our Haus private label. To increase awareness of our Haus products, we offer seasonal promotions around holidays such as Christmas and Easter. As with our electronics and appliances, we seek to offer our housewares at a discernible price differential versus our department store rivals.

Other Products. We also offer a variety of other non-food products, including sporting goods, toys, office supplies, auto parts and pet supplies. In 2006, sales of other non-food products were equal to 5.3% of our sales. We offer the following private labels in these categories: Paragon (sporting goods), Toi (toys) and Alquimia (office supplies). Additionally, pharmaceutical products sold in our FarmaLíder stores account for 2.5% of total sales.

Private Label Products.

Sales of our private label products represented 14.5% or Ch$199,919 million (US$375.5 million) of our sales in 2006. In groceries (including beauty care), they accounted for 10.5% or Ch$81,252 million (US$152.6 million) of 2006 net groceries sales, while in perishables our private labels represented 5.1% or Ch$19,450 million (US$36.5 million) of 2006 net perishables sales. In beauty care products, private label sales represented 4.2% or Ch$2,784 million (US$5.2 million) of 2006 net beauty care sales. Private labels have become very prominent in the non-food area. In 2006, private label products accounted for 16.9% of our sales in general merchandise, 73.9% in home supplies, 8.4% in electronics and appliances, 88.0% in clothing and 44.7% for our non-food area (excluding pharmacy sales) as a whole.

We seek to achieve three primary goals through the use of our private labels:

•	generate customer recognition of our image as a low price provider of high quality products;

•	increase the profitability of sales of both food and non-food products; and

•	increase brand loyalty by offering high quality goods that customers can only find at our stores.

Our proprietary private labels include the following: Líder (groceries and perishables), El and Akí (groceries and perishables for our Ekono stores), Buffet (perishables), Acuenta (groceries, perishables and home supplies), BLVD (apparel), Haus (housewares), Gröven (electronics), Paragon (sporting goods), Toi (toys), Body Plus (health and beauty products of premium quality) and Alquimia (office supplies), among others. We also sell groceries under the President’s Choice brand, a private label owned by Loblaws Canada that offers premium quality products sold in Chile exclusively in our stores, among others. As part of our strategy, our President’s Choice brand will be replaced by the Safeway, Safeway Select and Organics brands, private labels owned by Safeway.

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

A key aspect is the quality of the products that are offered. The products that Líder offers on sale at our supermarkets are produced under strict quality control conditions which are constantly monitored. It is within this framework that Líder Punta Arenas obtained the certification of the HACCP standard (Hazard Analysis and Critical Control Points) which is currently being implemented in 17 other Líder stores and will soon be extended to all of the stores owned by the Company. Our ongoing concern for our customers’ interests was manifested during 2006 with the public launching of the “Customer Management” program directed by Josefina Correa. She represents Líder customers within the Company. Mi Club Líder (My Lider Club) is another initiative implemented in 2006, which focused on improving the shopping experience at our supermarkets and rewarding our customers’ loyalty by offering them cash back for purchases at Líder. The creation of Mi Club Líder (My Lider Club) reflects how important it is that the Company understands as much as possible about its customers and attempt to create bonds with the customer to engender brand loyalty. This also allows us to incorporate the knowledge we gain from these customers into our decision making process. Líder registers more than 16 million transactions with our customers per month, and the implementation of this program allows us to relate these transactions to individuals. It also enables us to identify our best customers and see what they purchase, what time they shop, their consumption preferences, etc. Mi Club Líder provides all the information necessary to make our customers’ lives easier by allowing us to best respond to their needs.

Seasonality

Historically, we have experienced distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. During this period, we promote the sale of non-food items, particularly by discounting imported goods, such as toys, throughout the Christmas holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter which represented 27.9% of total sales for the year 2006, while the first, second and third quarters, each represented 22.8, 24.3 and 25.0% of total annual sales, respectively.

Purchasing and Distribution

Purchasing and Supply

We carry out our purchasing activities mainly on a centralized basis for all of our stores. Through the use of our automatic store and warehouse replenishment systems, we have centralized the purchase of our products from suppliers. We attempt to take advantage of our resulting large purchasing volume to obtain an advantageous mix of price and payment terms. For 2006, the average payment term was 53.7 days. The average days of inventory for our company total (stores and distribution facilities) were 44.5 days for year 2006.

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

We have sought to enhance the efficiency of our supply chain by reducing the number of suppliers we use and centralizing our negotiations with these suppliers. In 2006, no single supplier accounted for more than 6.0% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 31.4% of our purchases in 2006, and the 50 largest accounted for 53.7%. Certain products such as fish are purchased from affiliated companies. We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

The terms and conditions of our agreements with domestic supermarket suppliers have been affected by our settlement agreement with the Fiscalía Nacional Económica (National Economic Prosecutor) entered into on December 15, 2007. We have agreed to abide by a set of standard and self-imposed general terms and conditions known as Términos y Condiciones Generales de Aprovisionamiento (General Supply Terms and Conditions), in all our dealings with domestic supermarket suppliers. These terms and conditions have been published on our website and cannot be modified without prior notice to the Fiscalía Nacional Económica. The specific provisions and amounts relating to our agreements with each supplier will also be set forth in standard supplementary agreements (APC), which will have a minimum duration of three or six months depending on the relevant subject matter. The Términos y Condiciones Generales de Aprovisionamiento establish all fees and expenses we charge our suppliers, with the specific amounts of such charges to be agreed in writing in the respective APCs. The agreement also contains certain provisions specifically designed to protect smaller suppliers. Specifically, we have agreed to limit the term in which we will pay such suppliers to a maximum of 45 days from the date of delivery (30 days plus a maximum of 15 days for actual payment). We have also agreed to eliminate fees charged on the introduction of new products to our stores, with respect to smaller suppliers. According to the agreement, we have also established a “Defensoría del Proveedor” (Supplier Ombudsman) within our company, which will be charged with preventing and amicably resolving any disputes that may arise between suppliers and our company in connection with the Términos y Condiciones Generales de Aprovisionamiento or the APCs, which in all cases, may still be brought to the applicable judicial and antitrust authorities.

Distribution and Inventory Management

Distribution. We have centralized distribution from our distribution center through the use of SLIM as described above. We operate two distribution centers in Santiago: our distribution center or LTS with 84,000 square meters and a leased distribution center named Puerto Santiago with 51,000 square meters of space. In addition, we operate two warehouses in two regions: the leased Antofagasta warehouse (5,000 square meters) and the Temuco warehouse (5,000 square meters). All of these distribution centers and warehouses fully supply 65.1% of the products sold in our stores (respectively and approximately 871,876; 548,959; 53,819 and 53,819 square feet each). By the end of 2007, our goal is to increase this percentage to approximately 70% of all our products.

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

We transport our products with our fleet of tractor-trailers. At December 31, 2006, our fleet consisted of 15 tractors and 173 trailers owned by us. We also contract tractors and transportation services from third parties. Our trailers are equipped with global positioning systems permitting us to track their location. Expanding and improving the quality of our fleet of tractor-trailers complements our strategy of emphasizing centralized distribution by allowing us to avoid the costs associated with independent or third-party tractor-trailer operators chartered to deliver products to our stores by our suppliers.

Deliveries from the distribution centers and warehouses occur principally at night during hours of low traffic, thereby allowing a greater number of deliveries per truck and avoiding stock-outs (i.e., running out of stock) resulting from delays caused by traffic. Our policy is to charge suppliers for distribution and transportation services to cover effectively the cost of these activities.

Inventory Management. A principal objective of our investments in distribution and information management technology is inventory control. In 2006, we continue to manage our inventory with the “flow-through” system of inventory management. In contrast, flow-through inventory management involves the receipt and immediate allocation and delivery of products to local stores. Under our flow-through system, lower product quantities are held in our distribution center, further increasing our centralization and reducing our average number of days of inventory. At December 31, 2006, we held approximately 80.4% of our inventory in traditional staple stock and used flow-through inventory management for the remaining 19.6%. We plan to increase the use of flow-through inventory management to cover approximately 25% of our total products by the end of 2007 and over the long-term achieve flow-through management for up to approximately 40 to 60% of our total products.

In order to support this initiative, we are investing in new technology (the “Put to Light” system) to further reduce inventory at store level, allowing for an increase in assortment.

In addition, we are seeking to reduce our “shrinkage”, which includes losses in inventory, losses and damage during transportation, and theft. We expect to reduce our shrinkage by centralizing our distribution system, improving the efficiency of our supply chain, and improving our operational processes. We have maintained our improvement in our level of accuracy at the distribution center during the first quarter of 2007 to 98.95%, from 99.3% at year-end 2006 and 88.8% at year-end 2005. Shrinkage throughout the Company has remained stable at 2.0% of total sales at year-end 2006 as compared to 2.0% in 2005. Shrinkage reduction is another goal for our company. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

 Financial Services Division (Servicios Financieros D&S S.A.)

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

The Presto card, launched in May 1996, is undergoing strong growth in its operations, the number of cardholders increasing rapidly over the last few years. The amount of credit issued and the volume of sales with the Presto card have increased, particularly for non-food purchases. Presto card use during 2006 represented 22% of total Líder sales, and 31% of non-food purchases.

During 2006, our number of accounts in goodstanding increased by 5.2% to 1,588,852 accounts at December 31, 2006. We intend to continue to increase our number of accountholders. In 2006, our Presto credit card operations averaged a monthly charge volume of Ch$39,965 million (US$75.1 million) and total credit issued under the Presto card was up 6.6% over 2005, with Ch$208,842 million (US$382.8 million) in total outstanding credit at December 31, 2006.

Revenues from our Presto credit card operations and related financial services consist of interest revenues from our credit portfolio and fees from affiliate businesses (merchant discount) amounted to Ch$94,317 million (US$177.2 million) (unconsolidated figures) in 2006. These revenues are recorded under other revenues and represented 5.6% of our consolidated net revenues in 2006.

During 2005, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Central Bank of Chile and the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions) to issue and operate our Presto credit card as an “open credit card”; that is, such authorization allowed expanding the use of the Presto credit card as a valid payment method with respect to stores and businesses throughout Chile which form part of our network of affiliated businesses or entities. It also made Servicios y Administración de Créditos Comerciales Presto S.A. and the Presto credit card subject to the rules and regulations applicable to such “banking credit card” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than those required under our previous policy.

Effective as of April 30, 2006, the Chilean Central Bank enacted new rules regulating non-banking credit card issuers and operators, which were further developed and complemented by new regulation issued by the Superintendency of Banks and Financial Institutions in May 2006, as amended from time to time. Although new regulation issued by the Superintendency of Banks and Financial Institutions is substantially different regarding regulated non-banking credit cards issuers and operators, it remains largely unaltered for what banking credit cards relate to. As Servicios y Administración de Créditos Comerciales Presto S.A. already fulfilled the highest level of obligations and requirements imposed by the Superintendency of Banks and Financial Institutions, equalizing those applicable to banking credit cards, therefore, new regulations, however, do not significantly affect the issuance and operation of our Presto credit card.

The following tables set forth, for the periods indicated, unconsolidated information concerning our credit financial services division (unconsolidated figures), of which the main components correspond to the credit card operations:

	Year ended December 31,
	2004		2005		2006
	(in millions of constant Ch$)

Net revenues		29,782		66,038	94,317
Provisions for doubtful accounts		19,629		28,315	29,025
Financial expenses		2,589		2,534	8,231
Other expenses		9,864		28,183	41,994
Selling and administrative expenses		32,082		59,032	79,250
Operating income (loss)		(2,300)		7,006	15,067
Total accounts receivable, end of period		149,356		191,278	203,842
Allowance for doubtful accounts (credit card)		19,325		18,940	19,261
Net total accounts receivable, end of period	Ch$	130,031	Ch$	172,339	184,581

	At December 31,
	2004		2005		2006
	(in millions of constant Ch$)

Allowance for Doubtful Accounts, Detail
January 1, balance		15,148		18,654	18,940
Provisions for doubtful accounts		19,673		28,380	29,025
Write-off, net		(15,451)		(28,094)	(28,704)
December 31, balance	Ch$	18,654	Ch$	18,940	19,261
Number of accounts in good standing (1)		1,180,458		1,510,532	1,588,852
Delinquent accounts (2)		90,359		61,744	69,765
Average balance per account (in thousands of constant Ch$)		123		127	132
Allowance for doubtful accounts/Total net receivables		14.9%		11.0%	10.3%
Allowance for doubtful accounts/Total gross receivables		12.9%		9.9%	9.4%

(1)	Includes all open accounts for which cards have been picked up and that have not been blocked by reason of delinquency.

(2)	Includes all accounts past due for 90 days or more..

Our strategy for developing our financial services combines significant growth and expansion of our credit card operations as well as other financial services that are expected to include insurance, utility payment services and cash advances as well as potentially other products and services. During 2006, our financial services division opened 12 branch offices in Líder stores for a total of 75 branch offices at year end to assist with card services and develop additional financial products. The division also signed an agreement with BancoEstado this year to allow Presto customers to use BancoEstado automatic teller machines and have access to other bank products at preferred rates.

Our losses (write-offs net of recovery) resulting from payment defaults totaled 15.6% of our outstanding credit net of provisions during 2006. Our goal is to reduce these losses to 9% by the end of 2007 and, over the longer term, to a range of 6% to 7% of our net receivables. However, we may not be successful in reducing our losses, particularly as we expand the number of account holders. Our credit analysis is based on each applicant’s current income and credit behavior as registered in credit history data bases. In Chile, detailed information relating to the individual account balances of an applicant with other commercial creditors is not made publicly available by entities handling credit history data bases and is, therefore, unavailable. However, since our Presto subsidiary is registered with the Superintendencia de Bancos e Instituciones Financieras as a credit card issuer and operator, it will be given access to credit history information handled by banks, financial institutions and the referred authority. Our loss recovery process involves gathering information relating to the type and amount of unpaid balances, as well as communicating with our customers to try to secure recovery of these balances. We evaluate the results of our process and then decide to write off certain debts based on our analysis of the reasons for non-payment and our estimation of the likelihood of eventual payment of these balances.

Presto Corredores de Seguros, Presto Telecomunicaciones and Líder Viajes. As of the first quarter of 2005, our financial services division started marketing insurance through the Presto insurance broker entity (Corredora de Seguros Presto Limitada), which has obtained all governmental approvals to conduct such business. In April, 2006, we also began offering telecommunications services through our Lídertel brand, including broad band and long distance communication services through the Líder carrier 151. In December of 2006, Lídertel launched an IP telephony service. In addition, our financial services division began offering travel services through Líder Viajes in June, 2006.

Real Estate Development Division (Saitec S.A.)

Our real estate development division, to the extent appropriate and complementary to the strategic requirements of the core business, develops some properties as shopping malls where our store formats serve as the anchor tenant. Our real estate division also manages all rental spaces associated with our supermarkets and hypermarkets which are not located in shopping malls.

As of December 31, 2006, we operated nine shopping malls that house a total of 337 large and small stores (including nine of our Líder stores) that have a total of 267,484 square meters of sales area (approximately 2,879,174 square feet), 66% of which is rented to third-party merchants, with the remainder rented to our stores (90,431 square meters, approximately 973,391 square feet). The real estate division also manages leases corresponding to approximately 447 retail locations, including five large stores and 442 small ones (442,312 square meters in total, approximately 4,761,007 square feet) in our supermarkets and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). In total, at December 31, 2006, our real estate operations generated rental income from 709,798 square meters of rental space (approximately 7,640,207 square feet), corresponding to 833 retail locations in total: this includes nine Líder stores in shopping malls, 49 supermarkets, 15 large stores leased to department stores or home improvement centers and 760 minor stores in shopping centers or supermarkets. In 2006, our real estate operations generated consolidated net revenues in the amount of Ch$21,718 million (US$40.8 million) in annual rental income from our properties representing approximately 1.3% of our net revenues, after deducting Ch$45,756 million (US$85.9 million) in rental income received from our supermarkets.

In 2006, we expanded our operations by opening 19 new Líder stores, of which one is a Líder hypermarket, four are Líder Vecinos and 14 are Líder Express supermarkets. Of these 19 new Líder stores, four are owned by us, while the remaining 15 are leased. In 2007, we plan to expand our properties by opening 25 new Líder stores (mainly with the Líder Vecino and Líder Express format). In addition, we plan to expand our newly-launched Ekono discount food stores, which began operations in January 2007, by opening 30 stores during the current year. As of May 31, 2007, we had 15 Ekono discount food stores in operation, all of them located in the Santiago Metropolitan Region. We also plan to purchase or lease new properties in targeted cities where we are not yet present or where we want to expand our presence by increasing our number of Líder stores.

Description of Property

In the last five years we invested approximately US$800 million in opening 49 stores.

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

On December 31, 2006, we owned 68 (of which five were subject to financial leases) of our 103 store locations in Chile with total retail space of 382,268 square meters; 1,151,539 square meters (approximately 12,395,062 square feet) fully developed (including shopping malls with its Lider stores) and 1,354,862 square meters (approximately 14,583,613 square feet) of land available for new projects. In addition, we own the La Dehesa, Maipú, Puente Alto, Gran Avenida, and Las Rejas shopping centers in Santiago, and the Viña del Mar, Antofagasta, Linares and Los Andes shopping centers in the cities of the same name. In addition, at December 31, 2006, we owned our headquarters and service school and the adjacent distribution center at Quilicura, in the outskirts of Santiago, and 19 additional sites for new projects (two of them currently undergoing development). A significant portion of these sites are strategically located at major intersections or other desirable store locations.

The following table presents a breakdown of our real estate holdings in Chile as of December 31, 2006:

	Undeveloped Sites	Stores
Region
Valparaíso and Metropolitan Regions	12	50
Libertador General Bernardo O’Higgins, Maule, Bíobío, Araucanía, Lagos, Ríos, Magallanes and Antártica Chilena Regions	6	12
Arica and Parinacota, Tarapacá, Antofagasta, Atacama, Coquimbo Region	1	6
Total	19	68

Although our general policy has been to purchase our properties, this is not feasible in certain cases, particularly for store sites within shopping centers. In such instances, we lease the desired locations, if strategically justified. Our leased stores have initial terms ranging from one to five years. We generally pay a variable rent based upon the store’s revenues. Our current expansion strategy envisions building new stores on property that we either currently own or for which we already have long term leases.

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

Information Technology

We seek to implement state-of-the-art information technology in our industry in Chile. Over the last few years, we have invested an average of US$28 million per year (approximately 1.0% of our net sales and over 5.0% of our capital expenditures) in computers and information technology. As our back office, distribution and check-out operations were already automated, these investments were directed towards renewing and upgrading our information technology and enhancing the integration of our systems. These investments have contributed to reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner. Additionally, during 2006, we continued the development of back-up systems to cover for contingencies preventing the eventual impact on operations of any type of system disruption.

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

Management Information Systems. We have consistently invested in modern computer hardware and software in order to improve the efficiency of our accounting, control systems and financial management operations and employ 87 computer professionals. Although some of our software was developed in-house, we principally rely on outside vendors to purchase software platforms which we then modify to respond to our unique specifications. These platforms include:

•
in connection with distribution, JDA automated replenishment software, which includes AWR (formerly TRIM) and ASR (formerly SLIM), and Worldwide Chain Store System (a warehouse management system). In 2006 we began to implement Manhattan a world class warehouse management system, in order to improve our productivity;

•
in our stores, the IBM Supermarket Application platform (POS software). We started implementing the NCR AS@R, a new POS software product with powerful promotional features which allows for greater flexibility;

•
in our headquarters, the SAP platform (back-office solutions) JDA, PMM and Arthur Planning and a platform developed in-house for core business management, commercial tools, price and promotion management inventory service levels for the Grocery and Food categories; and

•	for CRM and Business Inteligence platforms, we implemented Teradata (NCR Datawarehouse Division) that is connected to our promotional solutions in our POS platform.

We use the electronic data interchange (EDI) system to integrate our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers. We are currently implementing greater integration with our suppliers, including electronic invoicing, and developing a business continuity plan and enhanced system redundancy. During 2005 and 2006, the emphasis has been on the integration of in-house systems, the connectivity with external systems and the quality and efficiency of system development by adopting IBM’s Rational methodology.

Employees and Human Resources

At December 31, 2006, we had a total of 29,389 full-time equivalent employees. Of those employees, 24,245 were employed in stores. A total of 772 full-time equivalent employees were employed in our FarmaLíder pharmacies, and the corresponding support office, 1,093 were employed in our distribution facilities and 3,279 were employed in our headquarters, other support units, and other business units. Of our 29,389 full-time equivalent employees working in the various divisions throughout Chile, 17,209 are unskilled workers (58.5%), 11,727 are technicians and administrative workers (40%) and 453 hold executive positions (1.5%). Following the sale of FarmaLíder, store employees were severed from their positions, and received severance payments in full accordance with their legal rights. Some FarmaLíder employees working in office support were transferred to other business units within the company.

At December 31, 2006, approximately 4% of our employees were represented by 46 independent unions. Other store employees negotiate collective contracts at each store, which generally have a term of three years. Employees receive benefits established by the collective bargaining agreements, benefits provided for by law (including disability insurance) and certain additional benefits provided for by us, including scholarships for children of employees and assistance in financing the purchase of homes. We also operate a merit-based, quarterly bonus program for our employees. The bonus is determined in accordance with clearly-defined criteria, including our overall performance, the performance of the employee’s store, his or her performance relative to specific targets established at the beginning of the year and other more subjective standards. In addition, we have implemented a stock option plan for certain of our executive and key officers. See Item 6 -- “Directors, Senior Management, and Employees—Director and Executive Compensation”.

We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual’s skills. Employees are regularly briefed on the performance of their store and our company as a whole and are expected to attend ongoing training programs. In 2006, 49,233 associates were trained, totaling 442,921 hours of training, with an average of 15 hours of training per employee.

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

We operate the largest chain of hypermarkets and supermarkets in Chile in terms of net sales. Our largest competitors are Cencosud (which owns Jumbo, Santa Isabel, Montecarlo and Las Brisas ,the latter two mostly operated under the Santa Isabel brand), Falabella, which owns San Francisco and during 2005 started opening hypermarkets under the “Tottus” brand, Unimarc, Rendic and Montserrat. Cencosud’s Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population emphasizing a broad range of high quality goods and services. Santa Isabel, a supermarket operator, is especially strong in the regions outside the capital city. The estimated market share of Cencosud in 2006 was approximately 29.8%. Falabella, a multi-retail operator (department stores, home improvement, credit, bank and a stake in pharmacy) with a presence in Chile, Perú, Argentina and Colombia has an estimated market share of approximately 4.1%. These figures are based upon industry surveys and information reported by the INE. Additional data was obtained from third parties and from our own research and estimates.

The following table sets forth estimates of the percentage of annual supermarket net sales attributable to each of the three largest supermarket companies in Chile in terms of 2006 net sales and the number of stores owned by such companies at December 31, 2006.

	Percentage of Sales	Number of Stores at Year End

D&S(1)	33.3	103
Cencosud(2)	29.8	141
Falabella(3)	4.1	16
Others	32.8	471
Total	100.0	731

(1)	Includes Líder, Líder Vecino, and Líder Express.

(2)	Includes Jumbo hypermarkets, Santa Isabel, Montecarlo and Las Brisas supermarkets.

(3)	Includes San Francisco and Tottus supermarkets.

Source: Industry surveys, information reported by the INE and data obtained from third parties and from our own research and estimates.

As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (housewares and furniture, electronics and appliances, apparel, pharmaceuticals and cafeterias), we compete in a market that is larger than the supermarket industry. With respect to our non-food product offerings, our principal competitors at December 31, 2006 among the traditional supermarkets are department stores that operate in Chile. This market provides numerous opportunities to expand the scope of our business but also exposes us to new competitors with greater expertise and experience in the non-food areas.

Trademarks, Tradenames and Service Marks

We own certain trademarks, tradenames and service marks used in our business, including Líder, Líder Vecino, Líder Express and Ekono, as well as the newly-launched Hyper de Líder and Express de Líder, and their respective logos, covering the Chilean market. We also own trademarks of our superseded store formats, including Almac. We also own, or hold licenses to use, our private label brands including Líder, Ekono, Buffet, Acuenta and BLVD. We believe that our trademarks, tradenames and service marks are valuable assets, which differentiate us from our competitors. Our brands are duly registered under applicable law. We are not dependent on patents and licenses or industrial, commercial or financial contracts as material factors to our business and profitability.

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

Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables, special authorizations for the issuance and operation of credit cards, for the brokerage of insurance and the provision of telecommunications services and customary local taxes required by local governmental authorities to conduct business within their jurisdiction, we require no special governmental licenses or permits for conducting our businesses as currently conducted. Our supermarkets are subject to inspection by the Servicio Nacional de Salud (National Health Service), which inspects supermarkets on a regular basis and takes samples for analysis. We periodically retain a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (Agricultural and Livestock Service) and the Servicio Nacional del Consumidor (National Consumer Service). Lessees that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the Servicio Nacional de la Salud.

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

On August 18, 2006, the Fiscalía Nacional Económica filed a lawsuit against us and Cencosud S.A., our principal competitor, attempting to force both companies to consult with the Tribunal de Defensa de la Libre Competencia regarding any future supermarket acquisitions or similar transactions. The lawsuit also sought to force us to enter into written agreements with our supermarket suppliers. On December 15, 2006, 2007 we entered into a settlement agreement with the Fiscalía Nacional Económica, which was sanctioned by the Tribunal de Defensa de la Libre Competencia on January 17, 2007 that put an end to this lawsuit. This agreement only affects us and, as such, the lawsuit against Cencosud S.A continues. Pursuant to the settlement agreement, we are required to notify the Fiscalía Nacional Económica of any future acquisitions, mergers or similar transactions involving supermarkets in Chile at least 30 days prior to such acquisition, merger or transaction. We must also prepare and abide by a set of self-imposed regulations concerning our relationships with suppliers and our procurement policies. Among other things, such regulations should establish the terms, conditions and fees relating to our agreements with domestic suppliers, the manner in which we pay such suppliers and the mechanisms for amicable resolution of disputes between these suppliers and our company. In May 2007, we enacted a set of internal guidelines that comply with our agreement with the Fiscalía Nacional Económica. These guidelines, known as Términos y Condiciones Generales de Aprovisionamiento (General Supply Terms and Conditions), are publicly available on our website.

Despite the Supreme Court’s ruling to annul part of the decision of the Tribunal de Defensa de la Libre Competencia, as a result of the increasingly litigious environment and the threat of stricter government regulation brought on by the growing push from consumer advocates, business associations and other organizations to regulate retailers with large market share such as ourselves, on August 18, 2006, the Fiscalía Nacional Económica (National Economic Prosecutor), filed a lawsuit against us and Cencosud S.A., our principal competitor, attempting to force both companies to consult with the Tribunal de Defensa de la Libre Competencia (Antitrust Court) regarding any future supermarket acquisitions or similar transactions. The lawsuit also sought to force us to enter into written agreements with our supermarket suppliers. On December 15, 2006, 2007 we entered into a settlement agreement with the Fiscalía Nacional Económica, which was sanctioned by the Tribunal de Defensa de la Libre Competencia on January 17, 2007 that put an end to this lawsuit. This agreement only affects us and, as such, the lawsuit against Cencosud S.A continues. Pursuant to the settlement agreement, we are required to notify the Fiscalía Nacional Económica of any future acquisitions, mergers or similar transactions involving supermarkets in Chile at least 30 days prior to such acquisition, merger or transaction. We must also prepare and abide by a set of self-imposed regulations concerning our relationships with suppliers and our procurement policies. Among other things, such regulations should establish the terms, conditions and fees relating to our agreements with domestic suppliers, the manner in which we pay such suppliers and the mechanisms for amicable resolution of disputes between these suppliers and our company. In May 2007, we enacted a set of internal guidelines that comply with our agreement with the Fiscalía Nacional Económica. These guidelines, known as Términos y Condiciones Generales de Aprovisionamiento (General Supply Terms and Conditions), are publicly available on our website and cannot be modified without prior notice to the Fiscalía Nacional Económica. The specific provisions and amounts relating to our agreements with each supplier will also be set forth in standard supplementary agreements (APC), which will have a minimum duration of three or six months depending on the relevant subject matter. The Términos y Condiciones Generales de Aprovisionamiento establish all fees and expenses we charge our suppliers, with the specific amounts of such charges to be agreed in writing in the respective APCs. The agreement also contains certain provisions specifically designed to protect smaller suppliers. Specifically, we have agreed to limit the term in which we will pay such suppliers to a maximum of 45 days from the date of delivery (30 days plus a maximum of 15 days for actual payment). We have also agreed to eliminate fees charged on the introduction of new products to our stores, with respect to smaller suppliers. According to the agreement, we have also established a “Defensoría del Proveedor” (Supplier Ombudsman) within our company, which will be charged with preventing and amicably resolving any disputes that may arise between suppliers and our company in connection with the Términos y Condiciones Generales de Aprovisionamiento or the APCs, which in all cases, may still be brought to the applicable judicial and antitrust authorities.

Our operations are also subject to extensive Chilean labor and employment regulation. Recent labor reforms have created new obligations and responsibilities for employees. In October 2006, the Ley de Subcontratación (Subcontracting Law) was passed amending the Labor Code, making companies jointly and severally liable for certain employment-related liabilities of their contractors and subcontractors. Under this reform, we are permitted to shield ourselves from such liability by obtaining certain assurances from contractors and subcontractors guaranteeing their compliance with applicable labor regulations. We do not expect this new law to materially affect our business since we internally adhered to substantially similar controls prior to its passage. However, we cannot predict the effect of future reforms or regulations. Any tightening of labor and employment regulations may result in increased liabilities and costs and could have an adverse result on our business and results of operations.

During 2005, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Central Bank of Chile and the Chilean Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions) to issue and operate our Presto credit card as an “open credit card”; that is, such authorization allowed expanding the use of the Presto credit card as a valid payment method with respect to stores and businesses throughout Chile which doen don form part of our network of affiliated businesses or entities. It also made Servicios y Administración de Créditos Comerciales Presto S.A. and the Presto credit card subject to the rules and regulations applicable to such “banking credit card” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than those required under our previous policy.

Effective as of April 30, 2006, the Chilean Central Bank enacted new rules regulating non-banking credit card issuers and operators, which were further developed and complemented by new regulation issued by the Superintendency of Banks and Financial Institutions in May 2006, as amended from time to time. Although new regulation issued by the Superintendency of Banks and Financial Institutions is substantially different regarding regulated non-banking credit cards issuers and operators, it remains largely unaltered for what banking credit cards relate to. As Servicios y Administración de Créditos Comerciales Presto S.A. already fulfilled the highest level of obligations and requirements imposed by the Superintendency of Banks and Financial Institutions, equalizing those applicable to banking credit cards, therefore, new regulations, however, do not significantly affect the issuance and operation of our Presto credit card.

Capital Expenditures

The supermarket business is capital intensive. Over the past five years, we have invested approximately US$800 million in capital expenditures, primarily to develop and expand our store formats. In 2007 and 2008, we expect to invest a total of Ch$239,576 million or US$450 million in capital expenditures primarily to open 36 new stores in Chile. We expect that the majority of these stores will be built on properties owned by us. We have opened five Líder stores in the first six months of 2007 and we expect to open 11 additional stores before the end of 2007. Additionally, we expect to open 25 new Ekono discount stores during 2007, and another 30 in 2008. These 55 new stores will require a total of approximately US$19 million in capital expenditures for 2007 and 2008. This investment amount is included in the capital expenditure plans below.

The following table sets forth our actual capital expenditures for 2004, 2005 and 2006 and projected capital expenditures for 2007 and 2008. Our actual capital expenditures may vary substantially from the projected numbers set forth below as a result of competition and the cost and availability of the necessary funds. We expect to finance our capital expenditures as described below through a combination of existing cash resources and cash flow to be generated from our operations; additional short term and long term debt that we will incur as necessary; including a bond issuance for UF 6,000,000 (US$207 million) if necessary.

	Actual for year ended December 31,						Projected				Total Projected
	2004		2005		2006		2007		2008		2007-2008

Number of stores at beginning of period		68		78		85		103		142		103
New stores opened or acquired or reopened		13		7		19		41		50		91
Stores sold or closed		3		—		1		2		-		2
Existing stores remodeled or expanded		1		7				6		6		12
Existing stores transformed into another format		1		—		5		—		—		—
Number of supermarkets at end of period		78		85		103		142		192		192
Format of stores at end of year:
Almac/Líder Express		0		0		—		—		—		—
Ekono/Líder Express		23		27		44		54		68		68
Líder-Líder Mercado		31		32		33		34		37		38
Líder Vecino		24		26		26		29		32		32
Ekono		—		—		—		25		55		55
Capital expenditures(1) (in Ch$MN)	Ch$	159,792	Ch$	51,401	Ch$	79,686	Ch$	133,098	Ch$	106,478	Ch$	239,576
Capital expenditures(1) (in US$MN)		(US$)300.1		(US$)96.5	US$	149.7	US$	250.0	US$	200.0	US$	450.0

(1)
In millions of constant Chilean pesos and U.S. dollars. For 2004, it includes the €100 million (Ch$78,286 million) used to acquire Carrefour Chile S.A. For 2005, it does not include Ch$12,033 million (US$22.6 million) invested to acquire 35% of the ownership of Alvi wholesale business. Exchange rate: US$1.00 = Ch$532.39 as of December 31, 2006.

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

We have steadfastly rejected the applicability of the Argentine currency convertibility regime to Disco S.A. and to Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Argentina and the Netherlands and are pursuing legal actions in order to collect the amounts due to us. We have also retained legal counsel in Chile to assist us in devising our litigation strategy on this matter. Based on advice from counsel in Argentina and in the Netherlands as to the likely results in these proceedings, we have not provisioned for a potential loss regarding these matters. For more information, see Note 22d of our financial statements, included herein.

In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim was for US$47.5 million, plus interest and expenses. In September 2005, the court rejected our claim. On October 3, 2005, we had filed an appeal against this court decision, which, on August 22, 2006, was upheld by the Court of Appeals of the Netherlands Antilles which dismissed our appeal against Disco-Ahold International Holdings N.V.

On April 26, 2005, we initiated legal proceedings in the city of Haarlem, the Netherlands against Royal Ahold N.V., seeking damages in the amount of US$47.5 million, plus interest and expenses, to the extent not recovered from Disco S.A. or Disco-Ahold International Holdings N.V. The claim is based on tortious interference on the part of Royal Ahold N.V. with respect to the obligations of Disco S.A. and Disco-Ahold International Holdings N.V. The claim alleges that Royal Ahold N.V. instructed its subsidiaries, Disco S.A. and Disco-Ahold International Holdings N.V., to ignore its payment obligations with respect to our company. On May 30, 2007, the lower court of Haarlem dismissed our claim. Such ruling is not final and we will appeal it in due course.

On August 23, 2006, we formally notified Disco S.A. that we would be initiating legal proceedings against it in Argentina for the balance owed, or US$47.5 million, under share purchase agreement for the sale of Ekono-Argentina, plus interests and expenses. According to the share purchase agreement, such matter must be decided through arbitration. On December 13, 2006, we further notified Disco S.A. of the termination of the period of direct negotiations set forth under the share purchase agreement and our intention to initiate arbitration proceedings. As a result of its failure to designate an arbitrator after repeated notices, and the resulting delay in the commencement of arbitration proceedings, on February 20, 2007, we initiated legal proceedings against Disco S.A. The action seeks to obtain a judicial ruling requiring Disco S.A. to designate an arbitrator. In the event Disco S.A. fails to designate an arbitrator, we are asking the court to appoint one. During the first week of June 2007, the Argentinean courts dismissed Disco S.A.’s arguments relating to its opposition to the commencement of arbitration proceedings and ordered that the arbitration panel be formed. Disco S.A. may appeal this ruling. Once the arbitration panel is finally designated or appointed, we intend to proceed with the arbitration for the collection of the remaining balance.

Merger with S.A.C.I Falabella

On May 17, 2007, our controlling shareholders (collectively, “D&S Controlling Shareholders”) and the majority of the controlling shareholders of S.A.C.I Falabella (collectively, “Falabella Controlling Shareholders”) entered into an agreement providing for the merger of S.A.C.I Falabella with our company. The merger is subject to certain significant conditions, including the approval of the merger and related matters regulatory agencies in Chile.

On June 7, 2007, the D&S Controlling Shareholders and the Falabella Controlling Shareholders filed a request for the approval of the merger with the Tribunal de Defensa de la Libre Competencia (Antitrust Court). Although this filing is not mandatory, pursuant to Chilean law, if the Tribunal de Defensa de la Libre Competencia approves the merger, regulatory authorities and third parties will not have the right to challenge the merger if consummated under the same terms in which it was approved. These proceedings will provide all parties involved in the merger, as well as other governmental authorities or third parties with an interest in the merger, including but not limited to the Fiscalía Nacional Económica, an opportunity to present their concerns and views with respect to the merger. Upon the conclusion of this review process, the Tribunal de Defensa de la Libre Competencia will issue a resolution either approving or rejecting the merger. The Tribunal de Defensa de la Libre Competencia may also condition its approval on the implementation of certain measures designed to prevent potential infringements with Chilean antitrust laws, such as the divestiture of or restrictions on certain of the surviving entity’s operations. Based on past proceedings before the Tribunal de Defensa de la Libre Competencia, we expect this review process to be completed in approximately six to nine months after the commencement of the review. We cannot, however, make any assurances as to the actual time frame required to undertake this review or to the outcome of such review, once completed. For more information on the merger and its related risks, see Item 3 — “Key Information — Recent Developments” and Item 3 — “Key Information — Risk Factors — Risks Related to Our Company”.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable

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

Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos of December 31, 2006 purchasing power.

Certain of our liabilities are denominated in Unidades de Fomento (UFs). A UF is a daily, inflation-indexed, Chilean peso-denominated monetary unit which is set in advance based on changes in the Chilean CPI of the immediately preceding 30 days. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in our consolidated statements of income.

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

•
Pricing strategy. Our pricing strategy is focused on offering the lowest possible prices and perceptual price positioning along with using incentives for holders of our Presto credit card. Our pricing strategy is part of our broader commercial strategy, which also includes delivering service and quality and developing our Lider brand name.

•
Product mix. The mix of products we sell has a significant impact on our net revenues. In particular, because non-food products generally have higher average margins than our food products, our operating results are positively affected as the proportion of non-food products in our product mix increases. Sales of our non-food products (including pharmacy sales) decreased by 4.3% in 2006 compared to 2005. Sales of non-food products represented 18.4% of our net sales for 2006 compared to 19.1% for 2005. The decrease of 50 basis points in our gross margin during 2006 as compared to 2005 is partly explained by the higher proportion of food products in our total sales. Food products, especially dry groceries, have significantly lower margins than non-food items.

•
Expansion of sales area. Opening and acquiring new stores, and expanding existing stores, has been one of the principal drivers of sales volume in recent years, fueling much of our hypermarket and supermarket revenue growth. In 2006, new or remodeled stores accounted for 6.1% of our net sales. We added 19 new stores in 2006, and we plan to add 25 new stores in 2007.

•
Growth in same stores sales (SSS). Our same store sales showed a decline during the second half of 2005, especially during the fourth quarter when SSS decreased by 3.5% due to increased competition resulting from new sales area added by our competitors’ aggressive expansion programs and our own new stores, which caused traffic reductions in our existing supermarkets. The full year 2005 closed with a 1.3% decline in same store sales compared to the year 2004. This declining trend continued during the first half of 2006, which is also explained by the tough comparison against higher SSS recorded during the first half of 2005. While our SSS improved during the second half of 2006, our full year 2006 closed with a 3.4% decline in SSS. We have implemented a comprehensive operating efficiency program that aims at improving processes and standardizing operating standards throughout our company, especially focusing in our stores. This program is expected to achieve expenses reductions that will be transferred to prices and will allow for more aggressive promotions resulting in traffic increases in our stores. We estimate that this should continue to improve our SSS performance during the full year 2007, along with the fact that we will be facing an easier comparison in terms of SSS, especially for the period between January and June, given the pronounced decline of SSS in the first half of 2006.

•
Chilean economic conditions. Our net revenues are strongly influenced by changes in Chilean economic conditions that affect the purchasing power and habits of our customers. Chile recorded GDP growth of 6.1% for 2004, 6.3% for 2005 and 4.0% for 2006. During the same period, unemployment, measured on the last moving quarter October-December declined from 8.9% for 2004 to 7.9% for 2005 and further declined to 6.0% in 2006. Average unemployment rates for the full years 2004, 2005 and 2006 were 10.0%, 9.2% and 7.8%, respectively. As of April 30, 2007, (i.e., the moving quarter February-April), unemployment was 6.8%, representing an increase as compared to 6.7% for the previous moving quarter January-March; and a decrease compared to the 8.6% in the February-April quarter of last year at April 30, 2006.

•
Vendor allowances. Vendor allowances, which are generally recorded at an agreed-upon percentage of sales to customers, have increased over the last three years, primarily as a result of our increased purchase volumes with our suppliers. We expect this trend to continue to the extent we continue to increase our purchase volumes with our suppliers.

The following table sets forth, for the periods indicated, changes in net revenues and same store sales together with certain macroeconomic indicators. “Same store sales” means net revenues earned during the period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior twelve months:

	Year ended December 31,
	2004		2005		2006

Increase in net revenues	20.8%		7.1%		3.9%
Increase in sales of groceries, perishables and non-food items (including pharmacy sales)	19.0%		4.5%		2.5%
Increase (decrease) in same store sales	1.6%		(1.3)%		(3.4)%
Increase in suppliers fees	29.8%		12.5%		7.0%
Increase in selling space(1)	23.1%		5.4%		9.1%
Increase (decrease) in sales per square meter	(4.2)%		3.1%		(6.1)%
Increase in Chilean GDP(2)	6.2	%(2)	6.3	%(2)	4.0%
Increase in Chilean consumption(2)	5.9	%(2)	8.2	%(2)	7.1%

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.

(2)	Preliminary figures.

Credit Card Revenues. We generate our credit card revenues primarily from finance charges on outstanding balances and late fees charged to our credit card customers. Our credit card revenues depend primarily on the total number of active Presto accounts, the average outstanding balances on those accounts, and the average interest rates we charge on those balances. We include, as part of our total trade receivables amounting to Ch$103,494 million (US$194.4 million) and also as part of our long term debtors amounting to Ch$105,810 million (US$198.7 million), Ch$203,842 million (US$382.9 million) of trade accounts receivable of our financial services subsidiary (net of provisions), to be received from Presto card users. Key factors influencing our credit card revenues include:

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

•
Mix of sales- Food and Non-Food. In 2006, our Presto card was used in approximately 20% of our sales with respect to food products which has remained stable since 2005. Sales of food products represented 81.6% of our sales for 2006 as compared to 80.4% for 2005 resulting from our decision to increase competitiveness in our core business of retail food sales, and thus to open more supermarkets, which mainly sell food items. Our sales of non-food items have decreased as a result of increased competition from hyper-markets, department stores, and pharmacies. For 2006, our Presto card was used in approximately 31% of our sales in non-food areas as compared to 35.1% in 2005. Sales of non-food products (including pharmaceuticals in our FarmaLíder stores) represented 18.4% of our sales for 2006 as compared to 19.6% in 2005.

Other revenues. Our other revenues include revenues from our real estate operations and logistic revenues which primarily comprise revenues from lease payments from merchants that lease space in our stores and malls, and revenues generated by charging suppliers the cost of distributing centralized goods from our distribution centers to our stores throughout Chile. Our other revenues have increased 10% in 2006 as compared to 2005, as we have opened new stores with commercial locations to lease out. Additionally, we opened three new shopping centers: Espacio Urbano Linares, which opened in March 2006 and thus contributed additional rental income in 2006, as well as Centro Urbano Las Rejas in Santiago and Espacio Urbano Los Andes, both opened in December 2006, and therefore did not contribute revenues in 2006.

Key Factors Affecting Our Cost Structure

Cost of Sales and Gross Profit. Our operating margins dropped in 2006 to 3.8% from 4.3% in 2005, due principally to the decrease in same store sales (SSS) and the increase in selling and administrative expenses (SG&A) caused by the opening of new stores. Our cost of sales includes our purchasing costs associated with our products, plus the shrinkage from our store operations, plus reductions in the prices of our products related to promotions that are not offset by corresponding decreases in the cost of such products to us. “Shrinkage” includes losses in inventory, losses and damage of our products during transportation and losses caused by theft. We always seek to reduce the purchasing cost of our products in part by increasing the volume of our purchases and, thereby, improving the terms under which we acquire our merchandise. As we have increased our sales of higher-priced non-food products, shrinkage has become an increasingly important factor in our cost structure. Other costs such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our distribution network are not accounted for in the cost of sales line item, and instead are accounted for as a selling and administrative expense. Therefore, our cost of sales, gross profit and gross margin may not be comparable to those of other market players.

Selling and Administrative Expenses. Our selling and administrative expenses primarily include the following costs: labor and personnel, advertising, maintenance, provisions for doubtful accounts related to our credit card business, utilities, credit card commissions paid to third parties and insurance.

•
Labor and personnel expenses: Our labor and personnel expenses are the main component of the total operating expenses and they represented 36.8% during the year 2006, 35.2% during the year 2005 and 35.0% in 2004. As a percentage of net revenues, labor and personnel expenses represented 8.7% in 2006, 8.4% in 2005 and 7.4% in 2004. During 2006, our labor expenses increased 8.7% compared to 2005, explained by severance payments due to personnel reductions.

•
Advertising expenses: Our advertising expenses represented 6.5% of our total operating expenses in 2006, 7.8% in 2005 and 6.3% in 2004. As a percentage of net revenues, advertising expenses represented 1.5% in 2006, 1.9% in 2005 and 1.0% in 2004. During 2005, advertising expenses increased due to the cost of promotional incentives given to Presto card holders and the implementation of the strategy which aimed to deliver superior service and quality at the lowest possible price. During 2006, advertising costs have decreased by 13.4% compared to 2005 as a result of the implementation of the “Operational Excellence” program, which is aimed at reducing expenses throughout the company.

•
Provisions for doubtful accounts. In connection with our credit card operations, we record an allowance for doubtful accounts, which corresponded to 10.4% of net credit card receivables or 9.4% of our gross credit receivables for 2006, which is used to offset write-offs and maintain an allowance deemed appropriate to the amount of total receivables. Our allowances for doubtful accounts have risen in recent years and are primarily a function of the total number of credit card accounts and delinquency rates. However, in 2006, this allowance as a percentage of our total net and gross receivables has decreased as we have established tighter controls on risk. Moreover, as a result of electing to open our Presto card to unaffiliated merchants, we are subject to the regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras and have, in accordance with its provisioning policies increased our allowances for doubtful accounts. We record provisions of a set percentage of outstanding balances for each past due credit card loan and evaluate these provisions based on the number of days past due and the historical behavior of our customers. As we continue to expand our credit card business, we expect our aggregate allowance for doubtful accounts to increase, and as we control the risk of our portfolio, this allowance as a percentage of net and gross receivables should decrease.

Other Factors Affecting Our Net Income

Price-level Restatement and Foreign Exchange Gain (Loss). As required by Chilean GAAP, our financial statements have been price-level restated to reflect the effect of changes in the purchasing power of the Chilean peso during each period. See page 59 and Note 2d of our consolidated financial statements. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in our consolidated statements of income for the period.

Income tax expense. We account for income taxes using the asset and liability method. Accordingly, deferred taxes are recorded for the differences between the tax and book basis of assets and liabilities that will reverse in future periods. Changes in the tax versus the book basis of certain of our assets may, from time to time, increase our deferred tax assets in a given period.

Our Business Model

Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services at a lower price than our competitors. This strategy is based on savings achieved through operational efficiency that are transferable to the customer. We couple this strategy with a focus on expanding our position both in Chile and other markets throughout Latin America.

For 2006, as a result of the deployment of our strategy regarding more competitive pricing, our gross profit decreased to 27.5% as compared to 28.0% for 2005. Such deployment, together with the opening of 19 new stores, and the growth of our Presto credit card, had a positive impact on our net revenues in 2006 which increased 3.9% to Ch$1,696,665 million (US$3,186.9 million) for 2006 from Ch$1,632,341 million for 2005.

Our business model is a part of our strategy and is premised on several assumptions:

•
Low prices drive higher volume. According to market surveys, price is one of the key factors Chilean consumers consider when deciding where to shop. We are committed to becoming more competitive, maintaining a discernible price difference compared to our competitors, we expect to attract more customers to our stores. Additionally, we plan on further increasing the low prices perception by consumers through increasing our offerings of private label products.

•
Preferred price to quality ratio. With our actual, and even more prominent, perceptual price advantage and reputation for low prices, we have strengthened our commitment to providing a superior shopping experience through the combination of different elements that allow customers to get more value for their money, such as quality perishables, attractive non-food offerings, low interest credit, money for purchasing through the Mi Club Líder loyalty program.

•
High traffic provides opportunities for cross-selling. We intend to take advantage of the higher volume of customer traffic we expect to generate through our current strategy by cross-selling an expanding range of quality non-food products and complementary services to our customers, delivering service and quality at the lowest possible price by keeping a perceptual price positioning. By capturing a greater share of the consumer’s wallet and expanding our coverage both in Chile and elsewhere in Latin America through our expansion program, we expect to increase our revenues. Our same store sales decreased in 2006 by 3.4% compared to a 1.3% decrease in 2005, mainly due to lower traffic as a result of increased competition. Increasing our competitiveness in terms of our value proposition, and passing on the cost reductions achieved through operational excellence to our customers in the form of even more competitive everyday prices, will allow us to increase our same store sales.

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

(2) promotional allowances, which generally relate to reductions in sales prices to customers for limited time periods which are then reimbursed by the supplier to us. These promotional allowances are recognized when the sales are made, which is a requirement for earning such promotional allowances.

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

The detail of allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006, and the potential impact of changes in uncollectibility rates are shown in the following table:

	2004	2005	2006
	Ch$ million	Ch$ million	Ch$ million
Net receivables (includes short and long term credit receivables plus other receivables)	130,031	172,339	204,601
Allowance for doubtful accounts	19,325	18,940	19,597
Allowance for doubtful accounts/total net receivables	14.9%	11%	9.6%
Hypothetical uncollectibility rose by 25%	18.6%	13.8%	12.0%
Impact on income statement (increase in expenses)	4,860	4,842	4,955

Receivable from Disco S.A.

We believe that our receivable from Disco S.A. for the sale of Ekono-Argentina will ultimately be collected. The lack of a valuation allowance for this receivable is a critical accounting policy as management must make decisions regarding the viability of legal recourse where the outcome is uncertain. Moreover, if we are unable to recover, or if we determine that it is probable that we would be unable to recover any remaining amount and that the amount of such loss is estimable, we would be required to create a valuation allowance for such amount. As of December 31, 2006, the receivable from Disco S.A. amounted to Ch$25,408 million (US$47.7 million) recorded in the account long term sundry debtors.

In the opinion of the Argentinean and Dutch legal advisors to the company, based on available legal precedents in the jurisprudence of Argentina and Holland, the possibility of recovering the amount due, fully or in significant part, is reasonably high. Management has evaluated the recoverability of said amounts and concluded that no uncollectible provision is necessary as of December 31, 2006. However, give the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios.

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

The detail of provisions for shrinkage for the years 2004, 2005 and 2006 is the following:

	2004	2005	2006
	Ch$ million	Ch$ million	Ch$ million

Shrinkage	30,981	28,098	29,892
%/sales	2.3%	2.0%	2.1%
Hypothetical increase by 25%	2.9%	2.5%	2.6%
Impact on cost of sales (increase)	7,325	6,410	6,891

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

The principal amounts recorded of goodwill for the years 2004, 2005 and 2006 are as follows:

	2004		2005		2006
	Ch$	US$	Ch$	US$	Ch$	US$
	million	million	million	million	million	million

Maquinsa (ex Fullmarket S.A.)	9,636	18.1	8,822	16.6	8,008	15.0
Magallanes S.A. (Carrefour Chile)	23,551	44.2	22,312	41.9	22,113	41.5
Alvi Supermercados Mayoristas S.A.	—	—	7,068	13.3	6,711	12.6
Total	33,187	62.3	38,202	71.8	36,832	69.1

Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

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

As of December 31, 2006, our goodwill primarily originated from the acquisition of Carrefour Chile (currently known as Magallanes S.A.) operations, from the purchase of Fullmarket S.A. (currently known as Maquinsa S.A.) in 1996, and from the purchase of 35% of the shares issued by Alvi Supermercados Mayoristas S.A.

In January 2004, we acquired Carrefour Chile. On January 1, 2004, Technical Bulletin 72 became effective for business combinations in Chile. This bulletin requires that goodwill be calculated in a manner similar to U.S. GAAP. However, unlike U.S. GAAP, goodwill will continue to be amortized over a maximum 20 year life as well as tested annually for impairment. Therefore, the goodwill related to our acquisition of Carrefour Chile has been determined under this new pronouncement and the factors listed above considered in determination of the useful life of the goodwill will continue to be used by us. In our annual calculations of the implied fair value of goodwill for determination of impairment, certain assumptions regarding the projected sales growth, operating income, and projected amount for capital expenditures will be used. Because a change in these assumptions could result in a significant change in the recorded amount of goodwill, we believe that accounting for goodwill is a critical accounting policy.

On October 13, 2005, we acquired 35% of the shares of Alvi Supermercados Mayoristas S.A. The excess of the purchase price paid for the shares acquired from Alvi over the net book value of assets acquired and liabilities assumed was designated as goodwill. A process was carried out in order to determine the value of the goodwill of this purchase. Upon completion of this analysis, we found that there was no significant difference between the book value or fair value of these assets, therefore we recorded no goodwill on this purchase.

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

The following table shows the accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using 6% discount rate and considering future service until retirement (age 60 for women, age 65 for men). Additionally, it shows how this amount would increase or decrease in our balance sheet in case of a 8% or a 4% discount rate:

Severance Indemnities	Ch$ million	US$ million

Short-term and long-term with 6% discount rate	8,264	15.5
With 4% discount rate	12,467	23.4
Impact on income statement (expense increase)	4,293	8.1
With 8% discount rate	5,743	10.8
Impact on income statement (expense decrease)	2,521	4.7

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

The preparation of consolidated financial statements in conformity with Chilean GAAP requires us to make estimates and assumptions, relating to the useful lives of such assets which affects the reported amounts of such assets and disclosure at the date of the publication of the financial statements as well as reported amounts of expenses during the reporting periods. The factors which we use to determine the useful lives include:

•	the estimated service life of the asset; and

•	the estimated technological life of the asset.

The detail of depreciation charges for the years 2004, 2005 and 2006 and the changes in depreciation charges for the same years are the following:

	2004	2005	2006
	Ch$ million

Depreciation	50,402	54,489	52,058
10% increase or decrease in depreciation(1)	5,040	5,449	5,206

(1)	Not an indication of a 10% increase in the useful lives of assets.

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our income statement and their respective percentages of net revenues:

	Year ended December 31,
	2004		2005			2006
	Ch$ millions	% of revenues	Ch$ millions	% of revenues	Ch$ millions	% of revenues

Net revenues	1,523,657	100.0%	1,632,341	100.0%	1,696,665	100.0%
Cost of sales	(1,171,905)	(76.9)	(1,175,299)	(72.0)	(1,229,418)	(72.5)
Gross profit	351,752	23.1	457,041	28.0	467,246	27.5
Selling and administrative expenses	(320,527)	(21.0)	(387,543)	(23.7)	(402,958)	(23.8)
Operating income	31,224	2.0	69,498	4.3	64,288	3.8
Non-operating income	3,056	0.2	4,191	0.3	5,021	0.3
Non-operating expenses	(23,309)	(1.5)	(23,809)	(1.5)	(26,103)	(1.5)
Price-level restatement and foreign exchange gain (loss)	2,235	0.1	(1,694)	(0.1)	1,267	0.1
Taxes	(2,251)	(0.2)	(4,930)	(0.3)	(4,821)	(0.3)
Net income	10,955	0.7%	43,257	2.7	39,653	2.3

2006 Compared to 2005

For 2006, our net revenues increased 3.9% to Ch$1,696,665 million (US$3,186.9 million) as compared to Ch$1,632,341 million for 2005. This increase resulted primarily from the 2.5% increase in sales, as explained by the opening of 19 new stores and the 38.5% growth in revenues from our financial businesses. Gross profit increased 2.2% to Ch$467,246 million (US$877.6 million) compared to Ch$457,041 million in 2005 and gross margin decreased 50 base points to 27.5% of revenues from 28.0% in 2005. This decrease in gross margin occurred as a result of the implementation of our business strategy, which offered more competitive prices to customers.

Net Revenues. Our net revenues for 2006 were Ch$1,696,665 million (US$3,186.9 million), which represented an increase of 3.9% compared to Ch$1,632,341 million for 2005.

The 3.9% increase in our net revenues for the period 2006 resulted primarily from the 2.5% increase in sales due to the opening of new stores and from the 38.5% increase in revenues from our financial division.

The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2005		2006	% change
	(in millions of constant Ch$)
Hypermarkets and Supermarkets (including FarmaLíder)	Ch$	1,529,942	1,567,151	2.4%
Financial services		59,253	82,067	38.5%
Other (real estate and logistics)		43,146	47,446	10.0%
Total	Ch$	1,632,341	1,696,665	3.9%

Retail Formats (Líder and FarmaLíder). A 2.4% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$1,567,151 million (US$2,943.6 million) for 2006 compared to Ch$1,529,942 million for 2005. This increase resulted principally from a 2.5% sales increase due to the opening of new stores.

Financial services. A 38.5% increase in net revenues derived from Presto credit card operations compared to 2005, reflecting an increase in our net financial revenues including primarily interest and commissions, to Ch$82,067 million (US$154.1 million) for 2006 compared to Ch$59,253 million for 2005. This increase was attributable to increased use of the Presto card reflected in a 37.0% average increase in Presto receivables during the year (9.6% increase at year end) and the 30% average increase of balance per account during the year (4.2% increase at year end). At December 31, 2006, the total outstanding of the Presto card totaled Ch$209,204 million (US$393.0 million) compared to Ch$191,278 million at the same date of 2005, representing a 9.4% increase.

Other Revenues. A 10.0% increase in other revenues derived from real estate and logistic operations to Ch$47,446 million (US$89.1 million) for 2006 compared to Ch$43,146 million in 2005. This increase resulted primarily from increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a shopping center in Linares in March 2006. Saitec also opened two additional malls in Las Rejas, Santiago and Los Andes. However, these malls were both opened in December 2006, they did not contribute additional revenues in 2006.

Cost of Sales and Gross Profit. Our gross profit for 2006 increased 2.2%, to Ch$467,246 million (US$877.6 million), from Ch$457,041 million for 2005.

As a percentage of net revenues, cost of sales for 2006 was 72.5% compared to 72.0% for 2005. The decrease in gross margin was principally attributable to our business strategy, which aims to offer more competitive prices to our customers.

Selling and Administrative Expenses. Selling and administrative expenses (including depreciation) for 2006 were Ch$402,958 million (US$756.9 million), representing a 4.0% increase as compared to Ch$387,543 million for year 2005.

As a percentage of net revenues, selling and administrative expenses increased to 23.8% for 2006 from 23.7% for 2005, principally due to the opening of our 19 new stores and to an increase of operating expenses in the financial services division, which was necessary to generate an increase in financial revenue.

Selling and administrative expenses related to our credit card operations increased by 25.7% to Ch$71,019 million (US$133.4 million) in 2006 compared to Ch$56,498 million for 2005. This increase was principally attributable to organizational growth and the higher marketing expenses required to generate the 42.8% growth in revenues within this division or the 38.5% increase on a consolidated basis.

Costs related to the credit card operations are accounted for in selling and administrative expenses in the consolidated income statement.

Operating Income. Operating income for 2006 was Ch$64,288 million (US$120.8 million), representing a decrease of 7.5% as compared to Ch$69,498 million for 2005, reflecting the 4.0% increase in selling and administrative expenses described above, which is only partially offset by the 3.9% increase in net revenues. As a percentage of net revenues, operating income for 2006 was 3.8%, representing a decrease of 50 base points as compared to operating income equivalent to 4.3% of net revenues for 2005.

Non-operating Income. The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,
	2005		2006
	(in millions of constant Ch$)

Financial income	Ch$	2,881	2,692
Other non-operating income(1)		933	2,298
Amortization of negative goodwill		375	—
Minority Interest		2	31
Total non-operating income	Ch$	4,191	5,021

(1)	“Other” includes principally equity in earnings of related companies.

Non-operating income for 2006 was Ch$5,021 million (US$9.4 million), representing an increase of 19.8% compared to non-operating income of Ch$4,191 million for 2005. This increase resulted primarily from the 140% increase in other non-operating income, which mainly includes equity in earnings of related companies. In this case, it is explained by our 35% ownership stake in Alvi, S.A.

Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,
	2005		2006
	(in millions of constant Ch$)

Financial expense	Ch$	20,514	22,528
Minority interest		—	—
Other non-operating expense(1)		1,104	1,121
Amortization of goodwill		2,191	2,454
Total non-operating expense	Ch$	23,809	26,103

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for 2006 was Ch$26,103 million (US$49.0 million), representing an increase of 9.6% as compared to non-operating expense of Ch$23,809 million for 2005. This increase resulted primarily from the 9.8% increase in financial expenses in 2006 compared to 2005 caused by the greater indebtedness of the company.

Price-level Restatement and Foreign Exchange Gain (Loss). Net price-level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$1,267 million (US$2.4 million) for 2006, as compared to a net loss of Ch$1,694 million for 2005, representing an increase of 174.8%. The net gain in 2006 as compared to the net loss in 2005 is primarily attributable to the price level restatement on our net asset position.

Income Taxes. Income taxes for 2006, including current and deferred taxes, amounted to Ch$4,821 million (US$9.1 million), representing a 2.2% decrease as compared to a charge of Ch$4,930 million for 2005, partly due to the decrease in income before taxes. The effective tax rate during the year 2006 was 10.8%, and the effective tax rate for 2005 was 10.2%, explained by a tax loss generated by the sale of fixed assets from the parent company to a subsidiary, which resulted in a reduction of the base amount of taxable income. The lower effective tax rate in 2006 (the statutory tax rate is 17%) is due to a tax loss generated in the parent company, D&S, which received tax credits due to the restructuring of the company’s subsidiaries.

Net Income. Net income for 2006 was Ch$39,653 million (US$74.5 million) representing a decrease of 8.3% as compared to net profit of Ch$43,257 million in 2005. As a percentage of net revenues, net income margin recorded in 2006 was 2.3%, a decrease of 40 base points compared to 2.7% in 2005.

2005 Compared to 2004

For 2005, our net revenues increased 7.1% to Ch$1,632,341 million (US$3,066 million) compared to Ch$1,523,657 million for 2004. This increase resulted primarily from the opening of new stores during the year (six new stores: four Líder Express and two Líder Vecino stores). Additionally, we reopened one Líder hypermarket in December 2005. Gross profit increased 29.9% to Ch$457,041 million (US$858.5 million) compared to Ch$351,752 million in 2004 and gross margin increased 490 base points to 28.0% of revenues from 23.1% in 2004. This increase in gross margin occurred as a result of the evolution of our business strategy which included more aggressive introduction of private labels in the assortment (which have a higher commercial margin than branded products) and increased revenues from our financial services division.

Net Revenues. Our net revenues for 2005 were Ch$1,632,341 million (US$3,066 million), which represented an increase of 7.1% compared to Ch$1,523,657 million for 2004.

The 7.1% increase in our net revenues for the period 2005 resulted primarily from a 5.1% increase in sales from LIDER and Farmalider stores, mainly driven by new sales from stores opened during the period. Additionally the 7.1% increase in revenues is explained by the 119.2% increase of financial revenues resulting from the 28.0% increase of accounts in good standing and the 28.1% increase in credit receivables. Finally, this is also explained by the 4.8% increase in real estate and logistic revenues attributable to increased lease payments for rental of commercial locations in our stores and shopping malls and higher centralization of merchandise in our Distribution Center (66% for the year 2005 compared to 63% in 2004).

The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2004		2005		% change
	(in millions of constant Ch$)
Hypermarkets and Supermarkets (including FarmaLíder)	Ch$	1,455,466	Ch$	1,529,942	5.1%
Credit cards		27,036		59,253	119.2
Other (real estate and logistics)		41,155		43,146	4.8
Total	Ch$	1,523,657	Ch$	1,632,341	7.1%

•
Retail Formats (Líder and FarmaLíder). A 5.1% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$1,529,942 million (US$2,873.7 million) for 2005 compared to Ch$1,455,466 million for 2004. This increase resulted principally from an addition of 21,659 square meters of sales area, from 404,467 at December 31, 2004 to 426,126 at the same date in 2005 ( due to the opening of four Líder Express compact hypermarkets, two Líder Vecino hypermarkets and the reopening of one Lider hypermarket), an increase of 5.4% over the total sales area at December 31, 2004. Furthermore, during 2005, 10 new pharmacy stores were added. These new stores accounted for 7.0% of our hypermarket and supermarket sales for 2005, which reflect a 1.3% decline in same store sales.

•
Financial Services. A 119.2% increase in net revenues derived from Presto credit card operations compared to 2004, reflecting an increase in our net financial revenues including primarily interest and commissions, to Ch$59,253 million (US$111.3 million) for 2005 compared to Ch$27,036 million for 2004. This increase was attributable to a 28.0% increase in accounts in good standing at period-end, from 1,180,456 accounts at December 31, 2004 to 1,510,532 accounts in 2005, and to the promotion of sales of food and non-food products through our Presto card (21.2% of overall penetration of the credit card in total sales for 2005 compared to 16.6 % for 2004). At December 31, 2005, the total outstanding of the Presto card totaled Ch$191,278 million (US$359.3 million) compared to Ch$149,356 million at the same date of 2004, representing a 28.1% increase.

•
Other Revenues. A 4.8% increase in other revenues derived from real estate and logistic operations to Ch$43,146 million (US$81.0 million) for 2005 compared to Ch$41,155 million in 2004. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales (4.5% increase in 2005 over 2004) and increased centralization of merchandise in our distribution center (63.2% of centralization for 2004 compared to 65.7% for 2005).

Cost of Sales and Gross Profit. Our gross profit for 2005 increased 29.9%, to Ch$457,041 million (US$858.5 million), from Ch$351,752 million for 2004.

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

Selling and Administrative Expenses. Selling and administrative expenses (including depreciation) for 2005 were Ch$387,543 million (US$727.9 million), representing a 20.9% increase as compared to Ch$320,528 million for year 2004.

As a percentage of net revenues, selling and administrative expenses increased to 23.7% for 2005 from 21.0% for 2004, principally due to the stores opened during 2005 (two Lider Vecinos, four Lider Express, one Lider hypermarket reopened and ten new FarmaLider stores), in addition to higher expenses in existing stores resulting from the reduction in the number of working hours per week and expense increases for our credit card operations.

Selling and administrative expenses related to our credit card operations increased by 91.6% to Ch$56,498 million (US$106.1 million) in 2005 compared to Ch$29,493 million for 2004. This increase was principally attributable to operating expenses excluding allowances for doubtful accounts which increased by 185.7% from Ch$9,864 million in 2004 to Ch$28,315 million (US$52.9 million) in 2005, as necessary to administer a 28.1% increase in outstanding credit from Ch$149,356 million at December 31, 2004 to Ch$191,278 million (US$359.3 million) at December 31, 2005, and the 28.0% increase in accounts in good standing and also explained by higher marketing expenses in connection with the Impactos Presto campaign. Allowances for doubtful accounts increased by 44.3% in 2005, to Ch$28,315 million (US$ 53.2 million) from Ch$ 19,629 million in 2004, due to a change in the provisioning policies required to comply with regulations regarding open credit cards.

Costs related to the credit card operations are accounted for in selling and administrative expenses in the consolidated income statement.

Operating Income. Operating income for 2005 was Ch$69,498 million (US$130.5 million), representing an increase of 122.6% as compared to Ch$31,224 million for 2004, reflecting the 29.9% increase in gross profit and the 7.1% in net revenues described above, which is only partially offset by the 20.9% increase in selling and administrative expenses. As a percentage of net revenues, operating income for 2005 was 4.3%, representing an increase of 230 base points as compared to operating income equivalent to 2.0% of net revenues for 2004.

Non-operating Income. The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,
	2004		2005
	(in millions of constant Ch$)

Financial income		1,378		2,881
Other non-operating income(1)		1,172		933
Amortization of negative goodwill		375		375
Minority Interest		131		2
Total non-operating income	Ch$	3,056	Ch$	4,191

(1)	“Other” includes principally equity in earnings of related companies.

Non-operating income for 2005 was Ch$4,191 million (US$7.9 million), representing an increase of 37.2% compared to non-operating income of Ch$3,056 million for 2004. This increase resulted primarily the 109.0% increase in financial income which totaled Ch$2,881 million (US$5.4 million) for 2005 compared to Ch$1,378 million for 2004, explained by the investment of proceeds from the capital increase of August 2004 in marketable securities.

Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,
	2004		2005
	(in millions of constant Ch$)

Financial expense	Ch$	19,775	Ch$	20,514
Minority interest		―		—
Other non-operating expense(1)		1,444		1,104
Amortization of goodwill		2,092		2,191
Total non-operating expense	Ch$	23,309	Ch$	23,809

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for 2005 was Ch$23,809 million (US$44.9 million), representing an increase of 2.1% compared to non-operating expense of Ch$23,309 million for 2004. This increase resulted primarily from higher financial expenses by 3.7%, which totaled Ch$20,514 million (US$38.5 million) for 2005 compared to Ch$19,775 million for 2004 explained by the higher indebtedness of our company and higher interest rates on debt, and by a 4.7% increase in charges of amortization of goodwill: Ch$2,191 million (US$4.1 million) for the year 2005 as compared to Ch$2,092 million for 2004, originated in goodwill from Carrefour.

Price-level Restatement and Foreign Exchange Gain (Loss). Net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$1,694 million (US$3.2 million) for 2005, as compared to a net gain of Ch$2,235 million for 2004, representing a decrease of 175.8%. The net loss in 2005 compared to the net gain in 2004 is primarily attributable to foreign exchange insurance contracts entered into to hedge these exchange variations on foreign currency assets during the period.

Income Taxes. Income taxes for 2005, including current and deferred taxes, amounted to Ch$4,930 million (US$9.3 million), representing a 119.1% increase as compared to a charge of Ch$2,250 million for 2004, partly due to the increase in income before income taxes recorded during 2005 compared to the amount recorded in 2004. The effective tax rate during the year 2005 was 10.2%. The lower effective tax rate (the statutory tax rate is 17%) is due to a tax loss generated in the sale of fixed assets from the parent company to a subsidiary, which resulted in a reduction of the base amount of taxable income.

Net Income. Net income for 2005 was Ch$43,257 million (US$81.3 million) representing an increase of 294.8% as compared to net profit of Ch$10,955 million in 2004. As a percentage of net revenues, net income margin recorded in 2005 was 2.7%, an increase of 200 base points compared to 0.7% in 2004.

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

The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2006, together with foreign exchange gains, resulted in a net gain of Ch$1,267 million (US$2.4 million), compared to a net loss of Ch$1,694 million in 2005. This gain was principally due to the price-level restatement affecting our net asset position.

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

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and the repayment of short-term and long-term liabilities, in addition to funding the increase in outstanding credit of the Presto financial business. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. Our Ch$170,000 million (US$250 million) capital increase in 2004 has further strengthened our capital resources. We believe that these sources of funds, together with our cash and cash equivalents on hand, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements. If we decide to increase our capital expenditure or succeed in increasing the use of the Presto credit card, granting additional new loans beyond our estimates, we would be able to increase our debt without having a negative impact on our net income, since higher revenues would offset higher financial expenses. Due to the nature of our business, we benefit from significant cash flows and access to vendor financing for purchases in the ordinary course of our business activities, which we estimate will continue in the same terms. The growth of our credit card business, as expected, will continue to increase our working capital requirements. As a result of our Ch$170,000 million (US$250 million) capital increase in 2004 and the additional operating cash flows generated during 2006, we believe we are well positioned to finance our capital requirements.

In 2004, due to the capital increase, we increased our cash and cash equivalent in the amount of Ch$51,696 million, despite the fact that our net cash from our operating activities was negative in the amount of Ch$14,262 million, largely due to the implementation of our EDLP strategy, in addition to the increase in accounts receivable of our Presto financial businesses.

In 2005, our cash and cash equivalent decreased in the amount of Ch$23,836 million (US$44.8 million) since funds used in financing activities exceeded the amount of funds provided by financing activities. Therefore, we used our cash and cash equivalents in our commitments and investment activities.

In 2006, our cash and cash equivalent decreased in the amount of Ch$18,762 million (US$35.2 million) since funds used in our financing activities exceeded the amount of funds provided by financing activities. Therefore we used the cash and cash equivalents in our commitments and investment activities.

In 2007, we expect our major cash needs to include:

•	repayment or refinancing of short-term contractual obligations in the amount of Ch$137,319 million (US$257.9 million);

•	budgeted capital expenditures of Ch$133,098 million (US$250 million);

•	budgeted cash dividends of approximately Ch$26,620 million (US$50.0 million); and

•	increased working capital needs, primarily in connection with our planned expansion of our credit card operations in the amount of Ch$127,774 million (US$240.0 million).

We expect to meet these cash requirements in 2007 through a combination of:

•	cash flow from operations;

•	existing cash resources and cash flow to be generated from our operations in 2007; and

•	additional short-term and long-term debt that we will incur as necessary.

Sources and Uses of Funds

Cash and Working Capital. As of December 31, 2006, we had negative net working capital in the amount of Ch$69,232 million (US$130.0 million), compared with net working capital of Ch$102,498 million at December 31, 2005. We typically used to have a negative working capital position because of our extensive use of supplier financings. A negative working capital position does not affect our ability to obtain financing. However, the expansion of our Presto credit card has resulted in significant increases in our working capital requirements, as shown in 2005. In 2006, we had a negative working capital position due to higher levels of short-term financial debt.

Net Cash Provided by (Used in) Operations. Net cash provided by operations in 2006 was Ch$54,436 million (US$102.2 million), representing a decrease as compared to Ch$65,049 million provided by operations in 2005. Funds provided by operations consist principally of funds from our net income which were Ch$39,653 million for 2006 and Ch$43,257 million in 2005. Funds provided by operations consist principally of funds generated from our revenues increase (3.9% increase in 2006 compared to 2005) and a 2.2% gross profit increase, from Ch$ 457,041 in 2005 to Ch$ 467,246 (US$ 877.6 million) in 2006.

Net Cash Used in Investing Activities. Net cash used in investing activities was Ch$95,577 million (US$179.5 million) for 2006, a 49.4% decrease compared to 2005. The principal uses for investing activities in 2006 were Ch$79,686 million (US$149.7 million) for the purchases of property, plant and equipment (new stores and land).

Net Cash from Financing Activities. In 2006, our financing activities provided Ch$24,420 million (US$45.9 million) which included Ch$288,932 million (US$542.7 million) from the issuance of debt and bank loans. These amounts were offset by Ch$225,075 million (US$422.8 million) in repaid debt. We still maintain cash and cash equivalents in the amount of Ch$43,632 million (US$82.0 million) from the net proceeds from our 2004 equity offering.

Contractual Cash Obligations. The following table summarizes our contractual cash obligations and commercial commitments as of December 31, 2006 and the breakdown of such obligations in specified future periods.

	Payment due by period (in millions of constant Ch$ as of December 31, 2006)
Contractual Obligations	Total (1)	Less than 1 year (2)	1-3 years (2)	3-5 years (2)	More than 5 years (2)

Long-term bank debt, including current portion	121,828	2,039	20,963	35,338	63,488
Short-term bank debt	59,271	59,271
Capital lease obligations	7,276	3,409	2,889	978
Sundry creditors	659
Bonds and commercial paper	216,899	72,600	25,426	5,610	113,263
Total contractual obligations (principal plus interest)	405,933	137,319	49,278	41,926	177,410
Principal	400,214	132,259	49,278	41,926	177,410
Interest	5,060	14,870	28,008	17,868	67,020

(1)	Interest recognized as of December 31, 2006.

(2)
Interest amounts for each of the periods shown in table and included with their respective obligations have been estimated considering the interest rate as of December 31, 2006, whether variable or fixed.

We have incurred our long-term debt obligations primarily to replace certain short-term debt obligations and to enable us to pursue strategic acquisitions.

The Company and its subsidiaries lease eight of their retail outlets and five of their warehouses under rental agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. Form the most part, rentals are determined as a percentage of sales ranging from 1% to 3% with minimum rentals. Minimum future rentals, in accordance with FASB 13 par. 5 are as follows:

ThCh$
2007	11,188,670
2008	8,647,650
2009	8,239,135
20010	6,963,928
20011	5,592,227
Thereafter	37,725,515
Present value net minimum lease payments	78,357,175

Consolidated rental expenses ThCh$6,727,011, ThCh$6,499,763 for the years ended December 31, 2004, 2005, and 2006, respectively.

Dividends. In 2006, dividends paid totaled Ch$26,256 million (US$49.3 million), as compared with Ch$13,607 million in 2005. Chilean law generally requires us to distribute a minimum of 30% of our net income to our shareholders in the form of dividends. For more information on our dividend policy, see Item 10 ― “Additional Information—Dividend Policy and Dividends”.

Capital Expenditures. Our capital expenditures in 2006 totaled Ch$79,686 million (US$149.7 million), as compared with Ch$63,434 million in 2005. These capital expenditures were invested in the opening of 19 new stores, including 14 Líder Express supermarkets, four Líder Vecino compact hypermarkets and one Líder hypermarket, and in the purchase of land. We currently plan to make capital expenditures totaling Ch$133,098 million (US$250.0 million) in 2007. We plan to make capital expenditures in 2007 primarily to construct and develop new stores and to purchase additional properties.

Working Capital. In addition to the capital expenditures listed above, we also plan to allocate Ch$127,774 million (US$240.0 million) of cash to our credit card business in 2007 to cover additional working capital requirements in connection with the issuance of additional credit by Presto. This amount represents our estimated cash requirements based on our current projected levels of growth in credit card charge volume. Our expected growth in the use of our Presto credit card may not materialize.

Debt

Debt Status. In addition to cash flow from our operations, we also rely on external borrowings in the local Chilean capital markets, as well as other borrowings from financial institutions. The costs associated with using external sources of financing will depend in large part on our credit ratings. Currently, our local credit ratings from Fitch Chile Clasificadora de Riesgo Limitada is First Class - Level 1 and Feller-Rate Clasificadora de Riesgo Limitada is First Class - Level 2 for our shares and AA/A-, respectively, for our bonds and commercial papers, with a stable outlook. Since all our debt is issued locally and these are the ratings applicable to our debt, a significant downgrade by Fitch Chile Clasificadora de Riesgo Limitada or Feller-Rate Clasificadora de Riesgo Limitada may increase the cost of our future borrowings or make it more difficult to access the public debt markets. Such change is unlikely in view of the stable outlook of these ratings. Regarding international ratings, until June 17, 2007, our senior unsecured local and foreign currency-denominated debt had a credit rating of BBB with a stable outlook with Fitch Ratings. Since June 18, right after the announcement of the merger agreement with Falabella, this rating was changed to BBB rating watch evolving. In addition to our own performance, such credit agencies may give consideration to the general macroeconomic and political trends affecting Chile and Latin America generally.

As approved by the Superintendency of Securities and Insurance (SVS), and registered as number 463 in the SVS registry, on September 30, 2006, the Company our real estate subsidiary SAITEC issued a bond for an amount of UF 4,500,000 which sold in the market at a rate of UF + 4.39%. This bond has a nominal term of 22 years. The proceeds were used to refinance bank debt and to finance new real estate investment.

Additionally, the series A1 and A2 of bonds issued by D&S in December of 2000, in the amount of UF3,500,000 (US$122.7 million) matured in October 2006. We intend to issue new bonds for an equivalent amount in similar conditions to refinance the maturity of such bonds.

On September 28, 2006, the Company grouped together short term and some long term debt and entered into a syndicate loan with 4 banks (Santander, Citibank, BBVA, and BancoEstado) at TAB 80 days plus 40 basis points in nominal Ch$, for Ch$119,788 million (US$225.0 million). At the same time the Company took a cross currency swap to hedge interest rate fluctuations. In this manner, the syndicate loan was shifted to UF plus 4.09% annually, for a total amount of UF 6,503,987. In December 2006, this derivative contract represents a net value of ThCh$169,036, which is included in other current liabilities.

At December 31, 2006, our aggregate outstanding debt and lease obligations were Ch$405,274 million (US$761.2 million), consisting of:

•
long-term debt including lease obligations of Ch$268,614 million (US$504.5 million), which includes financial debt of Ch$264,088 million (US$496.0 million) and lease obligations in the amount of Ch$3,868 million (US$7.3 million) and sundry creditors in the amount of Ch$ 659 million (US$ 1.2 million); and

•
short-term debt including the current portion of long-term debt of Ch$137,319 million (US$257.9 million), including short-term financial debt of Ch$122,730 million (US$230.5 million) and the current portion of long-term debt in the amount of Ch$14,589 million (US$27.4 million).

In addition to our aggregate outstanding debt, we have short-term obligations incurred with our suppliers of Ch$241,168 million (US$453.0 million).

We are also party to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$3,868 million (US$7.3 million) at December 31, 2006, as compared to Ch$1,473 million (US$2.8 million) at December 31, 2005. At December 31, 2006, our foreign currency liabilities totaled Ch$30,081 million (US$56.5 million). At December 31, 2005, we had liabilities of Ch$19,432 million denominated in U.S. dollars.

Our major categories of indebtedness are as follows:

•
Bonds and commercial paper placed in the local capital markets in an aggregate principal amount of Ch$216,899 million (US$407.4 million) at December 31, 2006. We have issued four series of bonds in Chile which bear interest at a rate of 4.2%, 6.5%, 4.5% and 5.5% and commercial paper bearing interest at a rate of 6.0% and 6.12%.

•
Local bank debt in aggregate principal amount at December 31, 2006 of Ch$181,099 million (US$340.2 million). We have a Series of Chilean peso, UF- and U.S. dollar-denominated loans, the bulk of which are payable in UF and bear market interest rates according to the terms of the debt agreements.

For further information regarding our debt, see Note 12 to our consolidated financial statements.

Debt Restrictions

Some of our long-term debt instruments contain standard financial covenants. Our principal covenants require us to maintain certain minimum ratios, such as debt-to-equity and interest coverage. We were in full compliance with our key financial covenants as of December 31, 2006. Moreover, we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital expenditure requirements for 2007 and 2008. We believe that we will be able to operate within the terms of our financial covenants for the foreseeable future. If we fail to operate within our covenanted restrictions or to obtain waivers of these covenants, it would result in defaults under our debt agreements and potentially, in the acceleration of amounts due.

The material covenants of our long-term debt agreements at December 31, 2006 are described in the table below:

Our Principal Loan Covenants

UF119,788.5 million Local Syndicated Banking Loan with Banco Santander- Santiago, Banco BBVA, Citibank, N.A. (Agencia en Chile) y Banco del Estado de Chile	1. Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
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

5. Prohibition to grant collateral or to guaranty to secure payment of third party obligations on a substantial portion of our assets if such security may adversely affect the interest of the lenders.

6. Prohibition to substantially change corporate object or to perform a material capital reduction.

7.  Acceleration. Loan will become immediately payable and enforceable under several circumstances, among which the relevant cases   are as follows:
(a) Payment default of interest accrued or principal under the loan or breach of any negative or positive pledges or representations under the loan.

(b) Attachment of corporate assets amounting to US$10 million or more.

(c) Condemnation or imposition of any fine or award on us by any governmental authority amounting or affecting 5% of our consolidated assets.

8. Optional Acceleration. Upon agreement by major lenders, the loan will become immediately payable and enforceable under several circumstances, among which the relevant cases are as follows:

(a) Cross default or cross acceleration of indebtedness amounting to, at least, US$10 million, provided such default is not remedied within the 15-day term.

(b) Liquidation, wind-up, dissolution, whether legal or contractual, or the discontinuation of corporate businesses.

(c) If our current controlling shareholders dispose in any manner, change or loose control of our management or business.

(d) Amendment of our by-laws causing a material adverse effect and not noticed to the agent bank.

    (e)  Breach of general pari passu indebtedness positive pledge.

UF1.2 million Loan by Citibank, N.A. (Agencia en Chile)	1. Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.

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

5. Prohibition to grant collateral or to guaranty to secure payment of third party obligations on a substantial portion of our assets if such security may adversely affect the interest of the Lenders.

6. Prohibition to substantially change corporate object or to perform a material capital reduction.

7. Acceleration. Loan will become immediately payable and enforceable under several circumstances, among which the relevant cases are as follows:

(a) Payment default of interest accrued or principal under the loan or breach of any negative or positive pledges or representations under the loan.

(b) Attachment of corporate assets amounting to US$10 million or more.

(c) Condemnation or imposition of any fine or award on us by any governmental authority amounting or affecting 5% of our consolidated assets.

8. Optional Acceleration. Upon agreement by major lenders, Loan will become immediately payable and enforceable under several circumstances, among which the relevant cases are as follows:

(a) Cross default or cross acceleration of indebtedness amounting to, at least, USD 10 million, provided such default is not remedied within the 15-day term.

(b) Liquidation, wind-up, dissolution, whether legal or contractual, or the discontinuation of corporate businesses.

(c) If our current controlling shareholders dispose in any manner, change or loose control of our management or business.

(d) Amendment of our By-laws causing a material adverse effect and not noticed to the Agent Bank.

(e)  Breach of general pari pasu indebtedness positive pledge.

Local Bonds Series C, D and E	1. Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.

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

The following table sets forth net income and shareholders’ equity for the years ended and at December 31, 2004, 2005 and 2006 under Chilean GAAP and U.S. GAAP.

	Year ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ and millions of US$)

Net income (Chilean GAAP)	Ch$	10,955	Ch$	43,257	Ch$	39,653 (US$ 74.5)
Net income (U.S. GAAP)		10,131		47,377		38,339 (US$ 72.01)
Shareholders’ equity (Chilean GAAP)	Ch$	482,245	Ch$	498,560	Ch$	517,911 (US$ 972.8)
Shareholders’ equity (U.S. GAAP)		478,973		501,044		520,165 (US$ 977.04)

For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 25 to our consolidated financial statements.

The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders’ equity in the three years ended December 31, 2004, 2005 and 2006 were:

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

•	the tax effects for any deferred tax effects related to other differences between Chilean GAAP and U.S. GAAP described herein;

•	the reversal of the amortization of complementary accounts created upon adoption of Technical Bulletin No. 60 under Chilean GAAP. See Note 25 to the financial statements;

•
differences in purchase accounting for business combinations. Chilean GAAP, through December 31, 2003, carried over the historic cost of assets acquired and liabilities assumed. Under U.S. GAAP, purchase accounting for business combinations, the fair value of assets acquired and liabilities assumed are recorded and the excess of the purchase price over such fair value is recorded as goodwill. These divergences cause subsequent year differences in net income and shareholders’ equity for depreciation expense and accumulated depreciation, respectively, as well as the associated monetary correction;

•	the reclassification of revenues obtained from suppliers to cost of goods sold under U.S. GAAP;

•	the timing difference related to the accrual of mandatory dividends under Chilean law;

•
U.S. GAAP reflects notes and accounts receivable with stated maturity dates at their present value if there is no associated contractual interest rate in the instrument and accretes interest through maturity so that the face value of the amounts is reflected in the balance sheet at the maturity date. Chilean GAAP presents the amount at its face value from recording date (contract date) through maturity date;

•	volume rebates associated with unsold inventory are capitalized under U.S. GAAP;

•
marketable securities are designated as trading, available-for-sale, and held-to-maturity under U.S. GAAP. The company holds certain available-for-sale securities whose unrecognized gains, under Statement of Financial Accounting Standards No. 115, require treatment as adjustments to other comprehensive income.

•
deficit during development stage on the U.S. GAAP adjustments. Under Circular No. 981 of the Chilean Superintendency of Securities and Insurance (“SVS”), investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are taken to a reserve which forms part of shareholders’ equity. For U.S. GAAP purposes, the deficit in subsidiaries in the development stage is consolidated and the results of their operations charged directly to income.

•
capitalization of restructured loan expenses. In September 2006, the Company restructured its loans with banks signing a long-term syndicated loan agreement with banks Santander-Santiago, Estado, BBVA and Citibank N.A., concentrating by this means all the short-term and long-term standing loans into only one loan of 8 year term. The expenses related to the restructure of these loans, such as bank commissions, tax and legal expenses, have been capitalized by the Company and are being amortized over the term of the loans, in accordance to Chilean GAAP. Under U.S. GAAP, each bank in the syndicated group was analyzed separately under EITF 96-19 to determine whether a modification or extinguishment of debt had occurred. The restructured loans with Banco Santander-Santiago, BBVA and Citibank N.A. are considered substantially different from the corresponding loans before the syndicated loan, therefore the unamortized balance of the corresponding proportion of capitalized expenses at the date of the restructure of the debt, was charged against income of the period. Under U.S. GAAP, the restructured debt with Banco Estado is considered a modification and therefore the proportional previously unamortized costs continue to be amortized and proportional third party costs associated with the new debt were expensed; and

•
sale of portfolio. Under Chilean GAAP, a portion of the Presto portfolio (installment payments on credit cards) was defined as sold in 2006 and the loss was deferred over the period of time that interest continued to accrue on the installment payments. Under U.S. GAAP, under FAS 140, the loss on the sale or transfer of the receivable would be recognized immediately on the transaction date under SFAS 140.

Recent U.S. GAAP Pronouncements

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS”) that amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are no subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does no anticipate tat the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

In March 2006 the FASB issued SFAS No. 156 that amends FASB Statements No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

In June 2006, the FASB issued FASB Interpretation (FIN 48), “Accounting for Uncertainty in Income Taxes -an interpretation of FASB Statement No. 109”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that will result from the adoption of FIN 48.

In September of 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 1157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108. Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective for fiscal years ending after November 15, 2006. The effects of the implementation of this bulletin have been recognized in retained earnings and the income statement of the year accordingly.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

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

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt, or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements, that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Pursuant to the Chilean Companies Law, as amended by Law No. 19,705 enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of UF1,500,000 (approximately US$51.7 million as of December 31, 2006) must have no less than nine directors and an audit committee composed of no less than three board members. We are now managed by a board of directors that consists of nine directors who are elected at the annual shareholders’ meeting as mandated by our bylaws and have an audit committee composed of three board members. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next annual shareholders’ meeting, at which time the entire board of directors will be renewed, without prejudice to the re-election of any members.

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

The current board of directors was elected on April 24, 2007 and their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held at the end of April 2008. Mr. Gerardo Jofré Miranda, Mr. Felipe Larraín Bascuñan and Mr. Francisco Gana Eguiguren were elected to our board of directors at the annual shareholders’ meeting held on April 24, 2007. Their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held during the first quarter of 2010. The following are the current members of the board of directors and their respective positions:

Name	Position	Age

Felipe Ibáñez Scott	Chairman	53
Hans Eben Oyanedel	Deputy Chairman	65
Nicolás Ibáñez Scott (1)	Director	51
Jonny Kulka Fraenkel	Director	62
Gerardo Jofré Miranda (2)	Director	67
Fernando Larraín Cruzat(3)	Director	48
Verónica Edwards Guzmán	Director	49
Felipe Larraín Bascuñan	Director	49
Francisco Gana Eguiguren(4)	Director	51

(1)	Between 1994 and 2002, Mr. Nicolás Ibáñez Scott served as our company’s CEO.

(2)
Mr. Gerardo Jofré Miranda, Mr. Felipe Larraín Bascuñan and Mr. Francisco Gana Eguiguren were elected to our board of directors for the first time at the annual shareholders’ meeting held on April 24, 2007 .

(3)
Mr. Fernando Larraín Cruzat is the managing director of Larraín Vial, Corredora de Bolsa S.A., a stock broker, investment bank, underwriter and financial services company with which we have regularly worked in the past and that presently renders services to our company.

(4)
Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law, having been elected without the votes of controlling shareholders or related parties at the annual shareholders’ meeting held on April 24, 2007. Mr. Francisco Gana Eguiguren, however, does not qualify as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual, as he served as chief executive officer of Soprole S.A., one of our suppliers, until 2006.

Audit Committee

Our audit committee(1) is composed of the following member:

Name	Position	Age

Francisco Gana Eguiguren(2)	Director	51

(1)
As required under Chilean law, we also have a Directors’ Committee (Comité de Directores) comprised of one independent director and two non-independent directors to perform the supervisory functions detailed under Chilean law. The current members of the Directors’ Committee are Mr. Fermando Larraín Cruzat, Mr. Gerardo Jofré Miranda Mr. Francisco Gana Eguiguren.

(2)
Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law, having been elected without the votes of controlling shareholders or related parties at the annual shareholders’ meeting held on April 24, 2007. Mr. Francisco Gana Eguiguren, however, does not qualify as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual, as he served as chief executive officer of Soprole S.A., one of our suppliers, until 2006.

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

•	All other responsibilities assigned to it by the by-laws of our company or an agreement passed by the shareholders at a shareholders’ meeting or our board of directors.

Executive Officers

Our key executive officers are the following:

Name	Position	Age	Years with our company

Enrique Ostalé Cambiaso	Chief Executive Officer	46	12
Alejandro Droste(1)	Chief Financial Officer	41	-
Silvio Rostagno Hayes	Chief Operating Officer	48	2
Gonzalo Smith Ferrer	General Counsel	36	3
Tina Rosenfeld	Corporate Comptroller	37	-
Marcelo Gálvez Sadías	Development Manager	43	19
Claudio Hohmann Barrientos	Corporate Affairs Manager	53	1

(1)	Mr. Alejandro Droste took office in May 2007.

(2)	Mrs. Tina Rosenfeld took office in April 2007.

Division Managers

Our key division managers are the following:

Name	Position	Age	Years with our company

Elias Ayub Uauy	General Manager of Financial Services Division (Presto)	54	3
Juan Pablo Vega Walker	Development Manager	39	4
Sebastián Rozas Heusser	General Manager of the Real Estate Development Division (Saitec S.A.)	36	6
Manuel López Barranco	General Manager of Hypernarkets	37	12
Andrés Fernández Donoso	General Manager of Superrnarkets	32	9

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

Nicolás Ibáñez Scott has been a director of our company since 2003 and served as our company’s chief executive officer from 1994 to 2002. Mr. Ibáñez previously held positions in our accounting department, as commercial manager for Almac and as a buyer. Mr. Ibáñez, who received his primary education in England, holds a degree in business administration from the Universidad Adolfo Ibáñez. He serves as a member of the board of directors of Universidad Adolfo Ibáñez. He is the son of Mr. Manuel Ibáñez and the brother of Mr. Felipe Ibáñez Scott.

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

Verónica Edwards Guzmán has been a director of our company since April 26, 2005. She currently serves as executive director and partner of Adimark GfK, one of the largest and most prestigious market research firms in Chile, where she contributes with 25 years of experience in research and analysis of consumer behavior. She is also Advisor to the Innovation and Technology group of Icare and the Woman Community organization. She holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Gerardo Jofré Miranda was first elected to the board of directors at the annual shareholders’ meeting held on April 24, 2007. Since 2005 he has worked as an independent investor. Previously, from 1989 until 2004, he served as a General Manager, Director, and Chairman of different subsidiaries of the Santander Group, including the positions of vice-chairman of Banco Santander (1995-2001) and Director of Insurance for Latin America (2003-2004). He is currently director of Inmobiliaria Titanium S.A. and of Inmobiliaria Parque del Sendero S.A., and serves as the President of the To Know More Foundation. He holds a degree in Commercial Engineering from the Pontificia Universidad Católica de Chile.

Felipe Larraín Bascuñan was first elected to the board of directors at the annual shareholders’ meeting held on April 24, 2007. Since 1996, Mr. Larraín has been professor of economics at the Universidad Católica de Chile in Santiago. From 1997 to 2002, he was also affiliated with Harvard University, first as the Robert F. Kennedy Visiting Professor of Latin American Studies (1997 - 1999), then as a Faculty Fellow (1999 - 2000). Mr. Larraín is also president of Felipe Larraín B. & Associates, an economic consulting company. Since 1985, he has served as an economic advisor to several American governments, the United Nations, the World Bank, the Economic Commission for Latin America and the Caribbean, the InterAmerican Development Bank and a number of Latin American and U.S. companies. He is also a director of several companies and institutions in Chile, the U.S. and Europe. He holds a bachelors degree in economics from the Universidad Católica de Chile and a masters and doctorate in economics from Harvard University.

Francisco Gana Eguiguren was first elected to the board of directors at the annual shareholders’ meeting held on April 24, 2007. He was elected to our audit committee on the same date. Prior to his election to our board, Mr. Gana served as chief executive officer of Soprole S.A for 14 years (1993 - 2006). Prior to this position, he was a sales and marketing manager and financial assistant manager in the same company (1980 - 1993). He holds a degree in civil and industrial engineering from the Pontificia Universidad Católica de Chile.

Corporate Executives

Enrique Ostalé Cambiaso has been our company’s chief executive officer since August 2006. Mr. Ostalé first joined our company in 1989, serving as manager in our company’s finance division, as commercial director, as manager of the Líder division and as chief financial officer from 1997 to 2000. Prior to returning as a board member in January 2005, Mr. Ostalé was chief executive officer of El Mercurio Online (2000 and 2001) and Dean of the Business School of the Adolfo Ibáñez University from 2002 to 2006. Mr. Ostalé holds a degree in business administration from the Adolfo Ibáñez School of Business and a master of science from the London School of Economics and Political Science.

Alejandro Droste has been our company’s chief financial officer since May, 2007. Before joining our company, Mr. Droste was chief financial officer of Masisa S.A. between 2003 and 2006. Between 1999 and 2003, he was chief financial officer of Masisa do Brasil. Mr. Droste holds a degree in business administration from the Universidad de Santiago and a masters degree in accounting and finance from the London School of Economics.

Silvio Rostagno Hayes, has been our company’s Chief Operating Officer since December 2006, before which he was our Chief of Strategy & Talent Officer, starting in September 2005. Before joining our company he was a partner in the US firm Heidrick & Struggles from April 2002 to 2005, specialized in Talent and Management practices. From 1998 to 2002 he was the CEO of Gilat Satellite Networks in Chile, and prior to this he was the Senior Vice-president (Commercial) of Chilesat a Chilean Telco now Telmex, Managing Director of Lotus Development Corporation for South of Latin America, and Managing Director of the Paula Jaraquemada Hospital in Chile. Mr. Rostagno holds a degree in Industrial Engineering from the Pontificia Universidad Católica de Chile and a Masters of Science in Engineering-Economic Systems from Stanford University.

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

Tina Rosenfeld has been our company’s corporate comptroller since March 2007. Before joining our company, Mrs. Rosenfeld was as regional CFO, regional Comptroller and IT Manager at Beiersdorf South Cone Group based in Santiago de Chile between 1996 and 2007 in charge of Chile, Peru, Paraguay and Bolivia. Between 1994 and 1996, she was as Country Controller at Beiersdorf AG Hamburg, Germany in charge of European and overseas affiliates. Mrs. Rosenfeld holds a degree in business administration from the Friedrich Alexander University in Nürnberg, Germany and a Master of Finance Management of the Adolfo Ibañez School of Business.

Marcelo Gálvez Saldías has been our development manager since December 2006. Mr. Gálvez was our company’s chief operations officer from 2002 to 2004 and the general manager of the Líder division from 2004 to 2006. Over the past 19 years, he has served as chief financial officer, store manager, buyer of groceries, dairy, and meat products and general manager of the Almac-Ekono Division. Mr. Gálvez holds a degree in business administration from Universidad Adolfo Ibáñez and an MBA degree from the University of Bath, England.

Claudio Hohmann Barrientos joined the company in May 2006 as corporate affairs manager. Mr. Hohmann was Secretary of Transportation and Telecommunications during the government of President Eduardo Frei (1996-2000). Before joining our company he was CEO of Celmedia, a company that he founded in 2002, and chairman of the Association of Public Works Concessionaires (2003-2006). Mr. Hohmann has served on the board of Metro S.A. and Celmedia, and was member of the Council of Sofofa between 2004 and 2006. Mr. Hohmann holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Divisional Executive Officers

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

Juan Pablo Vega Walker has been the general manager of the Ekono discount stores division since 2006. Mr. Vega joined our company in July 2002 and served as development manager. Before joining our company, Mr. Vega spent three years at McKinsey & Company where he served several retail clients in both Chile and Brazil. Mr. Vega holds an MBA degree from the Kellogg School of Management at Northwestern University and a degree in engineering from the Pontificia Universidad Católica de Chile.

Sebastián Rozas Heusser has been the general manager of the Real Estate Division (Saitec S.A.) since January 2004. He has been with our company for six years and during that time he has held positions as Market Research Manager, E-Business Manager and Project Manager. Previous to joining our company, he worked as Head of Sales and Marketing for a real estate company. Since August 2001, he has been a professor of Market Research and Finance at Universidad Diego Portales. Mr. Rozas holds a degree in business administration from Universidad Diego Portales and an MBA degree from Clark University, USA.

Manuel López Barranco has been general manager of our hypermarkets division since 2006. He has been with our company for 12 years, during which time he has worked for the Almac, Ekono and Líder divisions where he has held positions as store manager, buyer, deputy manager of Human Resources, director of the EDLP project and operations manager. Mr. López holds a degree in industrial engineering from the Universidad Gabriela Mistral.

Andrés Fernández Donoso has been general manager of our supermarkets division since 2005. He has been with our company for 9 years and during that time he has held positions as commercial manager of the Meats business area (1998 to 2001) and between 2003 and 2004 he was in charge of the integration of the Carrefour stores into our operations and was head of the Lider Vecino compact hypermarket format with responsibilities in store openings and operations. Mr. Fernández holds a degree in agricultural engineering from the Pontificia Universidad Católica de Chile and an MBA degree from the Judge Business School at Cambridge University, UK.

Director and Executive Officer Compensation

Directors are paid a fee for serving as members of the board of directors, as approved by the annual shareholders’ meeting. The total compensation paid to each director of our company during 2006 was as follows:

	Board of Directors
	Attendance Fees (D&S Board Meetings)	Attendance Fees (Subsidiaries Board Meetings and Other Committees)	Remuneration
	Ch$(1)

Felipe Ibáñez Scott	96,000,000	8,500,000	28,480,000
Hans Eben Oyanedel	72,000,000	132,000,000	—
Jonny Kulka Fraenkel	24,000,000	—	—
Enrique Ostalé Cambiaso	14,000,000	77,000,000	—
Gonzalo Eguiguren Correa	24,000,000	24,000,000	—
Fernando Larraín Cruzat	24,000,000	36,000,000	—
Nicolás Ibáñez Scott	59,000,000	52,400,000	—
René Cortázar Sanz	24,000,000	18,000,000	—
Verónica Edwards Guzmán	24,000,000	7,000,000	—
Total	361,000,000	354,900,000	28,480,000

(1)	The amounts paid to each director for serving as member of the board of directors varies in accordance with the position held and the time period during which such position was held.

The member of the audit committee is also paid fees for serving at the same, in addition to those paid to him as member of the board of directors. The fees paid to the member of the audit committee during 2006 were as follows:

	Audit Committee Attendance Fees

	Ch$
René Cortázar Sanz	Ch$	6,000,000
Total	Ch$	6,000,000

In 2006, the audit committee incurred expenses totaling Ch$19,414,000 (US$35,953).

For the year ended December 31, 2006, the aggregate amount of compensation we paid to all directors and executive and key officers was Ch$1,986,718,431 (US$3,731,698) of which Ch$1,236,338,431 (US$2,322,242) was paid to our executive and key officers as remunerations. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers.

Certain of our executive and key officers have been granted options to our common stock pursuant to a stock option compensation plan adopted by the board of directors during its regular meeting held on March 27, 2007. This plan was adopted pursuant to a share repurchase program approved by our shareholders on October 26, 2004, through which we acquired certain of our shares specifically for use in the stock option compensation plan. The plan grants approximately 30 of our executive and key officers stock options to a maximum aggregate of 36,000,000 shares of our common stock, currently being held as treasury shares, which we purchased during 2006 for a total amount of Ch$5,276,160,000 (US$9,910,329), or an average of Ch$146.56 (US$0.28) per share. The strike price is set to Ch$146.56 (US$0.28) on June 30, 2008, or earlier, upon the launching of a tender offer for shares issued by our company or the occurrence of a change of control of the company. The holders of the options must be employees of the company or any of its subsidiaries at the moment in which they exercise their options. If the options are not exercised upon maturity, they will expire unexercised and the company will have to sell the shares back to the market through an exchange.

Employees

At December 31, 2006, we had a total of 29,389 full-time equivalent employees. Of these full-time equivalent employees, 24,245 were employed in our Líder stores. A total of 772 full-time equivalent employees were employed in our FarmaLíder pharmacies and its corresponding support office, 1,093 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 3,279 were employed in the headquarters, other support units and other business units. Of our 29,389 full-time equivalent employees working in the various divisions throughout Chile, 17,209 are unskilled workers (58.5%), 11,727 are technicians and administrative workers (40%) and 453 hold executive positions (1.5%). Following the sale of Farmalider, store employees were transferred to FASA Pharmacies and employees working at the support office were absorbed by different business units.

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

At December 31, 2006
Directors	Number of Shares Owned (1)	Ownership %

Felipe Ibáñez Scott	—	—
Hans Eben Oyanedel	—	—
Nicolás Ibáñez Scott	2,010,476	0.031
Jonny Kulka Fraenkel	343,736	0.005
Fernando Larraín Cruzat	—	—
Verónica Edwards Guzmán	—	—
René Cortázar Sanz	—	—
Felipe Larraín Bascuñan	—	—
Gerardo Jofré Miranda	—	—
Francisco Gana Eguiguren	—	—

Executive Officers
Enrique Ostalé Cambiaso	—	—
Silvio Rostagno Hayes	—	—
Gonzalo Smith Ferrer	—	—
Tina Rosenfeld	—	—
Alejandro Droste Bertolo	—	—
Marcelo Gálvez Saldías	—	—
Claudio Hohmann Barrientos	—	—

Division Managers
Elias Ayub Uauy	—	—
Juan Pablo Vega Walker	—	—
Sebastián Rozas Heusser	—	—
Manuel López Barranco	30,124	0.0005
Andrés Fernández Donoso	—	—

Directors and executive officers as a group	2,384,336	0.037

Directors and executive officers as a group, excluding controlling shareholders (Nicolás Ibáñez Scott’s shares)	373,860	0.006

(1)	Amount refers to directly held shares only.

A series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott, president of our board of directors, and Nicolás Ibáñez Scott, a director and our former chief executive officer hold 63.58% of the shares issued by our company. This percentage includes shares owned directly by Nicolás Ibáñez Scott (see table above) which represent an 0.031% ownership stake. The remainder of our directors and officers (excluding the controlling shareholders) hold 373,860 shares of our company, representing a 0.006% ownership. The controlling group, not including the shares directly owned by Nicolás Ibáñez Scott, represents a 53.55% ownership stake in the Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

Control of our company is vested in a series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and related parties controlled 63.58% of our outstanding capital stock at December 31, 2006. At December 31, 2006 (and at the date hereof), we had 6,520,000,000 shares outstanding. Our only outstanding voting securities are the shares. According to Chilean law, the 36,000,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends. For more information on our share capital, see Item 10 -- “Additional Information - Share Capital”. The following table sets forth certain information concerning ownership of our shares at December 31, 2006 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the controlling shareholders and all directors and executive officers as a group:

	At December 31, 2006
Shareholders	Number of Shares Owned	Ownership%

Servicios Profesionales y de Comercialización S.A.(1)	2,305,831,496	35.37
Empresas Almac S.A.(1)	599,758,172	9.20
Future Investments S.A.(2)	525,414,236	8.06
Servicios e Inversiones Trucha S.A.(3)	480,195,104	7.36
International Supermarket Holdings S.A. (1)(4)	213,363,228	3.27
Inversiones Triplevis Limitada(1)	11,404,604	0.17
Inversiones Triplesis Limitada(1)	7,603,072	0.12

Controlling group(5)	4,143,569,912	63.55%

TOTAL	6,520,000,000	100.00%

Related parties(6)	28,790,888	0.442%
Directors and executive officers as a group, excluding controlling shareholders(7)	373,860	0.006%

(1)
Servicios Profesionales y de Comercialización S.A., Empresas Almac S.A., International Supermarket Holdings S.A., Inversiones Triplevis Limitada and Inversiones Triplesis Limitada are companies beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott.

(2)	Future Investments S.A. is a company beneficially owned or controlled by Mr. Nicolás Ibáñez Scott.

(3)	Servicios e Inversiones Trucha S.A. is a company beneficially owned or controlled by Mr. Felipe Ibáñez Scott.

(4)	This number includes 24,706,518 shares held through accounts with Larraín Vial, Corredora de Bolsa S.A..

(5)	This number includes shares held by the companies described above, which are beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and/or Felipe Ibáñez Scott.

(6)	Ibáñez family members related to controlling group. Includes shares held directly by Mr. Nicolás Ibáñez Scott and his father Mr. Manuel Ibáñez Ojeda (former director of the board).

(7)	Sets forth the number of shares owned by directors and officers as a group, excluding the controlling shareholders.

Purchase of Shares by Controlling Shareholders

During 2006, International Supermarket Holdings, S.A., purchased 5,499,345 shares in the market at an average price of Ch$161.91 per share.

Related Party Transactions

In the ordinary course of our business, we engage in a variety of arm’s length related-party and intragroup transactions, including transactions with Aquapuro S.A., Alimentos y Servicios Ltda., Kimberly Clark Chile, S.A., Sociedad Agrícola Panquehue Ltda., Agrícola y Forestal Arcoiris S.A., BBDO Publicidad S.A., Empresas el Mercurio S.A.P., El Mercurio de Valparaíso, ENTEL Chile S.A., BST Procesadora Automática, BST Retail Services, BST Seguros Ltda., ENTEL PCS Telecomunicaciones S.A., ENTEL Call Center S.A., Inmobiliaria Mall Calama, BST Consulting Group S.A., BST Bancheque, Promociones Financieras Ltda., SHOP’N CHECK (Chile) Ltda., ENTEL Telefonía Local S.A., Universidad Adolfo Ibánez and Serprocom S.A. These transactions are primarily for the purchase of goods and services which may also be provided by other suppliers. See Note 19a, b to our Financial Statements.

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

Loans from Servicios Profesionales y de Comercialización S.A.

We have historically received loans from Servicios Profesionales y de Comercialización S.A., or SERPROCOM, one of our controlling shareholders and a company beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott. The amounts of these loans are equal to the amounts payable to SERPROCOM based on its pro rata ownership interest in our company. As of the date of this annual report, SERPROCOM holds approximately 35.4% of our shares. We make interest payments on these loans at market values. The loans we have received from SERPROCOM amounted to Ch$6,331 million (US$11.9 million) at December 31, 2005 and Ch$14,119 million by December 31, 2004. As of December 31st, 2006, all loans from SERPROCOM have been paid off, and there is no pending balance.

Relationship with Larraín Vial, Corredora de Bolsa S.A.

Fernando Larraín Cruzat, a member of our board of directors and audit committee, is a managing director of Larraín Vial, Corredora de Bolsa S.A., a prominent Chilean stock broker, underwriter, investment bank and financial services company. From time to time, Larraín Vial, Corredora de Bolsa S.A. has provided and continues to provide investment banking and other financial services to us. We have also engaged Larraín Vial, Corredora de Bolsa S.A. as an underwriter in connection with the offering in Chile of our shares relating to the capital increase which took place in 2004.

Loans to Related Parties

Currently, there are no outstanding loans to executive officers or our controlling shareholders.

Item 8. FINANCIAL INFORMATION

See Item 18 - “Financial Statements” for our consolidated financial statements filed as part of this annual report.

Item 9. THE OFFER AND LISTING

Our shares are listed in the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Electronic Stock Exchange) and the Bolsa de Valores de Valparaíso (the Valparaíso Stock Exchange), collectively referred to as the “Chilean Stock Exchanges”. The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 43 shares held by 43 shareholders. At December 31, 2006, the shares of 244 companies were listed in the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and accounted for approximately 86% of the equity trading volume in Chile during 2006.

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

Certain of our executive and key officers have been granted options to our common stock pursuant to a stock option compensation plan adopted by the board of directors during its regular meeting held on March 27, 2007. This plan was adopted pursuant to a share repurchase program approved by our shareholders on October 26, 2004, through which we acquired certain of our shares specifically for use in the stock option compensation plan. The plan grants approximately 30 of our executive and key officers stock options to a maximum aggregate of 36,000,000 shares of our common stock, currently being held as treasury shares, which we purchased during 2006 for a total amount of Ch$5,276,160,000 (US$9,910,329), or an average of Ch$146.56 (US$0.28) per share. The strike price is set to Ch$146.56 (US$0.28) on June 30, 2008, or earlier, upon the launching of a tender offer for shares issued by our company or the occurrence of a change of control of the company. The holders of the options must be employees of the company or any of its subsidiaries at the moment in which they exercise their options. If the options are not exercised upon maturity, they will expire unexercised and the company will have to sell the shares back to the market through an exchange.

The table below shows the high and low daily closing prices of our shares in Chilean pesos and the trading volume of our shares on the Santiago Stock Exchange and the high and low daily closing prices in U.S. dollars and trading volume of our ADSs on the New York Stock Exchange for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for each quarter of 2005 and 2006.

	Closing Prices on the Santiago Stock Exchange			Closing Prices on the NYSE
	Share Volume (2)	Ch$ per Share (1)(2)		ADS Volume	US$ per ADS
	(In thousands)	High	Low	(In thousands)	(High)	Low
2002	941,116	140.25	96.25	16,747	15.40	7.50
2003	963,016	222.00	99.50	21,458	20.75	8.28
2004	3,071,010	160.23	156.47	22,044	18.74	15.27
2005	3,259,896	201.90	157.00	11,809	22.58	16.35
1st Quarter	991,633	185.4	157.00	3,124	19.03	16.35
2nd Quarter	895,715	195.5	176.00	3,120	20.30	18.30
3rd Quarter	736,433	201.9	189.00	2,322	22.35	19.51
4th Quarter	636,115	197.5	162.97	3,243	22.58	19.06

2006	4,163,939	184.56	138.05	7,445	21.22	14.96

1st Quarter	1,069,809	180.51	160.75	2,832	20.68	18.33
2nd Quarter	982,917	168.50	138.05	2,326	19.36	14.96
3rd Quarter	769,925	155.18	140.10	1,410	17.00	15.46
4th Quarter	1,341,288	184.56	154.75	877	21.22	17.31

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.

(2)	Stock split

Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

The table below sets forth the reported high and low closing prices of our shares on the Santiago Stock Exchange and the high and low daily closing prices of our ADSs on the New York Stock Exchange.

	Closing Prices on the Santiago Stock Exchange		Closing Prices on the NYSE
	Ch$ per Share (1)		US$ per ADS
	High	Low	(High)	Low
November 2006	179.81	158.50	19.91	18.34
December 2006	184.56	179.01	21.22	20.42
January 2007	191.26	178.00	21.25	19.65
February 2007	207.70	166.00	23.21	18.65
March 2007	186.63	167.49	20.90	18.44
April 2007	208.00	189.00	23.51	20.82
May 2007	284.21	208.00	33.22	23.61
June 2007	286.00	269.92	32.88	31.05

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.

Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$174.5 billion (Ch$92,907 billion) as of December 31, 2006 and an average monthly trading volume of US$2,412 million during 2006. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2006, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 19.9%. We estimate that for the year ended December 31, 2006, our shares were traded on the Santiago Stock Exchange on an average of approximately 100% of such trading days.

On December 31, 2006, the closing sales price for our shares was Ch$182.52 per share on the Santiago Stock Exchange, US$20.58 per ADS on the New York Stock Exchange and €15.64 per bundle of 60 shares on the Madrid Stock Exchange. At December 31, 2006, there were 3,088,696 ADSs (equivalent to 185,321,760 shares). Such ADSs represented at such date 2.84% of the total number of issued and outstanding shares. At December 31, 2006 the equivalent of 4,109,704 shares, traded on the Madrid Stock Exchange in bundles of 60, representing 0.06% of the total number of our issued and outstanding shares.

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

Shareholders’ Meetings. Our annual shareholders’ meeting is held within four months of the end of our fiscal year, generally in April, but, in any case, following the preparation of our financial statements for the previous fiscal year. Extraordinary shareholders’ meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call an extraordinary shareholders’ meeting. Only shareholders of record as of five days prior to a meeting of shareholders will be allowed to vote on matters presented at that meeting. According to Chilean law, the 36,000,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends.

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

Share Capital

Common Shares

At December 31, 2006, we had 6,520,000,000 shares outstanding. Those shares constitute our only outstanding voting securities. In 2004, we carried out a capital increase of 250,000,000 common shares, of which 166,637,636 shares of our common stock were offered in Chile and the United States. In August 2004, we also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by ADR rights. The subscription price was Ch$620 per new common share and Ch$9,300 per ADS. After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$153,996,282,620 (US$247 million). The unsubscribed shares were later offered and sold to the open market in Chile.

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

On October 26, 2004, our shareholders approved a share repurchase program intended to implement a stock option compensation plan. The plan grants approximately 30 of our executive and key officers stock options to a maximum aggregate of 36,000,000 shares of our common stock, currently being held as treasury shares, which we purchased during 2006 for a total amount of Ch$5,276,160,000 (US$9,910,329), or an average of Ch$146.56 (US$0.28) per share. The strike price is set to Ch$146.56 (US$0.28) on June 30, 2008, or earlier, upon the launching of a tender offer for shares issued by our company or with the change of control of the company. The holders of the options must be employees of the company or any of its subsidiaries at the moment in which they exercise their options. If the options are not exercised upon maturity, they will expire unexercised and the company will have to sell the shares back to the market through an exchange.

Voting

Holders of common stock are entitled to one vote for each share of record on all matters submitted to a vote of our shareholders. According to Chilean law, the 36,000,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends.

American Depositary Shares

At December 31, 2006, we had 3,088,696 ADSs issued and outstanding, equivalent to 185,321,760 shares, which represented a 2.84% of the total shares of our company. Each ADS represents 60 shares of common stock.

Material Contracts

The Deposit Agreement

American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) are issuable by JPMorgan Chase Bank, N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depositary, pursuant to the terms of the Deposit Agreement dated as of October 7, 1997 among our company, the Morgan Guaranty Trust Company of New York and the registered holders from time to time of the ADRs issued thereunder. The Deposit Agreement was amended by Amendment No. 1, dated December 3, 2004, among our company, JPMorgan Chase Bank, N.A. and all holders from time to time of ADRs issued thereunder. Pursuant to the Amendment No. 1 to the Deposit Agreement, the number of the underlying shares of each ADS was increased from fifteen (15) shares to sixty (60) shares, deposited under the Deposit Agreement with Banco Santander-Santiago. On March 31, 2005, our company’s shares were transferred from Banco Santander-Santiago to a new custodian, Banco de Chile, which principal offices are located at Agustinas No. 975, Suite 314, Santiago, Chile. An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as holders of ADRs. Copies of the Deposit Agreement and the Amendment No. 1 to the Deposit Agreement are available for inspection at the principal office of the Depositary in New York, which is presently located at Four New York Plaza, New York, New York 10004. The contract with JPMorgan Chase Bank, N.A. for depositary services expires in December 2007. In due time the Company will call bidders to participate in the renewal of the Depositary Services Agreement.

During 2006, the company did not enter into any additional material contracts or further modification to existing contracts previously disclosed.

Merger Agreement with S.A.C.I Falabella

On May 17, 2007, our controlling shareholders (referred to collectively as the “D&S Controlling Shareholders”) and the majority of the controlling shareholders of S.A.C.I Falabella (referred to collectively as the “Falabella Controlling Shareholders”) entered into an agreement providing for the merger of S.A.C.I Falabella (“Falabella”) with our company. As described below, the merger is subject to significant conditions, including the approval of regulatory agencies in Chile and shareholder votes by shareholders of both companies. The D&S Controlling Shareholders and the Falabella Controlling Shareholders will make a determination regarding which company will be the surviving entity based exclusively on the time and expediency of the procedure required to consummate the merger and taxation considerations.

The terms of the merger agreement were negotiated by the controlling shareholders of the two companies. Under the terms of the merger agreement, upon the consummation of the merger, our shareholders will receive, in aggregate, 23% of the shares of the surviving entity. Falabella’s shareholders will receive, in aggregate, 77% of the shares of the surviving entity resulting. Based on the average closing prices for Falabella shares during the 30 days preceding the announcement of the Merger, the exchange ratio represented a 32.4% premium to the average closing price of Ch$215.99 per share of our common shares in the 30 days preceding the announcement, or a value of Ch$290.38 per share at the time of announcement. On July 6, 2007, Falabella’s common shares closed at a price of Ch$2,750 per share, representing a value of Ch$301.04 per share for our common shares, which, on that same date closed at Ch$284 per share.

Under the merger agreement, the Falabella Controlling Shareholders may grant the D&S Controlling Shareholders an option to adhere to the shareholders’ agreement of Falabella (the “Falabella Shareholders Agreement”) within 60 days of the execution of the merger agreement. Notwithstanding the D&S Controlling Shareholders’ adherence to the Falabella Shareholders Agreement, under the merger agreement, the D&S Controlling Shareholders will have the right to nominate one director to the board of directors of the surviving company, subject to certain conditions. In addition, pursuant to the merger agreement, and subject to the specific conditions set forth therein, the D&S Controlling Shareholders also have the right to designate one director for each of the material subsidiaries of the surviving entity and at least four directors of the material subsidiary which oversees foods sales in Chile, including its chairman. Material subsidiaries are designated as the operating subsidiaries which will oversee the major lines of business of the surviving entity and will include department stores, food sales, home improvement stores, consumer finance operations, Banco Falabella and real estate development operations (including the current operations of Saitec and Sociedad de Rentas Falabella). Such segmentation, however, is not in line with any integration plan as no such plan has yet been agreed to by the companies. The merger agreement requires the D&S Controlling Shareholders to exercise their voting rights with respect to their shares of the surviving entity in excess of the 8.3334% of that entity’s capital stock as provided for in the Falabella Shareholders Agreement and in accordance with the instructions of a representative of the Falabella Controlling Shareholders for a period of six years after the merger. Additionally, under the merger agreement and subject to certain limitations, the D&S Controlling Shareholders have the right to require the surviving company to assist them in selling the shares they hold through public offers. Likewise, if the surviving company considers conducting an offer of newly issued shares, under the merger agreement, the D&S Controlling Shareholders also have the right to include their shares in the respective offer.

The merger is subject to certain conditions, including the approval of the merger and related matters by both our shareholders and the shareholders of Falabella, the approval of regulatory agencies in Chile and, if required, the registration with the SEC of the surviving entity. Both parties to the merger agreement have agreed to make their best efforts to carry out and enter into the definitive acts and contracts deemed necessary or convenient to consummate the agreements set forth in the merger agreement within 90 days from the date of the merger agreement, although the time required to consummate the merger will likely be significantly longer.

The merger will require approval by two-thirds of the shareholders of each company present at the respective shareholders’ meetings convened for the approval of the merger. If the merger is approved by the shareholders’ meetings of both companies, shareholders of each of the companies that voted against the merger at the respective meeting, or, in the case of those shareholders that do not attend such meeting, provide notice of their dissent within 30 days after the meeting, will be entitled to exercise dissenter rights in accordance with Chilean law. Specifically, our company and Falabella will each have an obligation to buy the shares of its dissenting shareholders at a price equal to the weighted average of the price of the shares of such companies as quoted in the stock exchanges in which such shares are traded during the two months preceding the date in which the respective shareholders’ meetings were held. Such payment must be made within 60 days after the expiration of the abovementioned 30-day notice period.

On June 7, 2007, the D&S Controlling Shareholders and the Falabella Controlling Shareholders filed a request for the approval of the merger with the Tribunal de Defensa de la Libre Competencia (Antitrust Court). Although this filing is not mandatory, pursuant to Chilean law, if the Tribunal de Defensa de la Libre Competencia approves the merger, regulatory authorities and third parties will not have the right to challenge the merger if consummated under the same terms in which it was approved. These proceedings will provide all parties involved in the merger, as well as other governmental authorities or third parties with an interest in the merger, including but not limited to the Fiscalía Nacional Económica, an opportunity to present their concerns and views with respect to the merger. Upon the conclusion of this review process, the Tribunal de Defensa de la Libre Competencia will issue a resolution either approving or rejecting the merger. The Tribunal de Defensa de la Libre Competencia may also condition its approval on the implementation of certain measures designed to prevent potential infringements with Chilean antitrust laws, such as the divestiture of or restrictions on certain of the surviving entity’s operations. Based on past proceedings before the Tribunal de Defensa de la Libre Competencia, we expect this review process to be completed in approximately six to nine months after the commencement of the review. We cannot, however, make any assurances as to the actual time frame required to undertake this review or to the outcome of such review, once completed.

In addition, the merger agreement affirms an intention to maintain the U.S. registration and NYSE listing of the surviving entity for at least three years. It is likely that the merger may not be completed until the surviving entity is registered with the SEC. Since Falabella is not currently a registrant with the SEC, under the terms of the merger agreement, unless modified, the surviving entity, if not D&S, will likely be required to register with the SEC, even if an exemption from registration were otherwise available for the delivery of the surviving entity’s shares in the merger.

In view of the foregoing requirements and proceedings, it is likely that the merger will not be completed before the first quarter of 2008. For more information on the merger and its related risks, see Item 3 — “Key Information — Recent Development” and Item 3 — “Key Information — Risk Factors — Risks Related to Our Company”.

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

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the issuer into an entity which is not a stock corporation governed by the Chilean Companies Act;

•	the merger of the issuer with and/or into another company;

•	the sale of 50% or more the assets of the issuer, whether or not its liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

•	creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of the company’s assets;

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

D&S taxable income	100.0
First Category Tax (17.0% of Ch$100)	-17.0
Net distributable income	83.0
Dividend distributed (30% of net distributable income)	24.9
Withholding Tax (35% of the sum of Ch$25.2 dividend plus Ch$4.8 First Category Tax paid)	-10.5
Credit for 17.0% of First Category Tax paid	5.1
Net additional tax withheld	5.4
Net dividend received	19.5
Effective dividend withholding rate	22.7%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax Rate =	(Withholding Tax Rate) - (First Category Tax Rate)
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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either:

•	the foreign holder has held the shares for less than one year since exchanging the ADSs for the common shares;

•	the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares; or

•	the foreign holder and the purchaser of the shares are “related parties.”

For these purposes, a “related party” is an entity in which the foreign holder is:

•	a partner;

•	a shareholder if the entity is a closed stock corporation; or

•	a shareholder with more than 10% of the shares if the entity is an open stock corporation.

In all other cases, gain on the disposition of shares will be subject to a flat 17.0% First-Category Tax, and no Withholding Tax will apply.

The tax basis of our common shares received in exchange for ADRs generally will be the acquisition value of those shares on the date of the exchange, adjusted according to the Chilean consumer price index (domestic inflation) variation between the 30 days preceding the exchange and the 30 days preceding the sale. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADRs into common shares and the immediate sale of those common shares for no more than the value established under the deposit agreement will not generate a gain subject to Chilean taxation.

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

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust:

•	that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Year Declared	Dividend Paid Ratio	Dividend per Share (Ch$/share) (1)	Dividend per ADS (Ch $/ADS) (1)
2002	58.0	2.5	150
2003	66.3	2.5	150
2004	194.9	3.125	187.5
2005	34.3	2.0	120
2006	65.6	4.0	240

(1)
Adjusted to the to the one-to-four stock split of December 6, 2004 on local shares. In order to maintain the same economic and corporate rights for the ADSs as the underlying common shares, the number of shares representing each ADS was increased from 15 common shares per ADS to 60 common shares per ADS.

According to Chilean law, the 36,000,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends.

Exchange Rates

All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See Item 3 — “Key Information-Risk Factors”.

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

In accordance with the Chilean Companies Law 18,046, listed companies that have a net worth of more than 1.5 million UFs (approximately US$52,600,000 as of December 31, 2005) must have a committee of directors, formed by three board members. All directors deemed to be independent from the controller have the right to be members of the director’s committee. Under Chilean law a director is deemed to be independent from the controller if after subtracting the votes of the controllers, such director would still be elected as director of the company. The committee’s compensation is set by the annual shareholders meeting, and it performs the following functions: (1) examine the reports of external auditors, our company’s annual report and other financial statements presented by the management of our company to its shareholders, and issue an opinion in connection with the same prior to such presentation, (2) propose to our board of directors the external auditors and risk rating agencies which names shall be taken up to the shareholder’s meeting for appointment as external auditors and risk rating agencies of our company, (3) examine all related-party transactions and issue a report to our board of directors on each of such transactions, (4) examine the compensation package and plans of managers and key executives and (5) any other matters that the bylaws, the shareholders meeting or the board of directors decide.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
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

The following discussion about our risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See “Special Note Regarding Forward Looking Statements”. In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2006.

Foreign Currency Exchange Rate Risk

Our company has no significant debt in foreign currency. As of December 31, 2006, we held US$-denominated letters of credit for US$56.5 million and short-term debt with foreign vendors for US$6.9 million, which are exposed to exchange risks. At the same time, our company holds notes receivable in U.S. dollar currency for US$48 million related to the divestment of Supermercados Ekono S.A. (Argentina). Thus, our company’s net exposure to exchange rate is US$15.4 million. The Chilean peso has undergone depreciation during the year 2006 and the observed exchange rate closed on December 31, 2006 at 1US$ = Ch$ 532.39 compared to the observed exchange rate of December 31, 2005 of 1US$ = Ch$ 512.5. At May 31, 2007, the observed exchange rate was 1US$ = Ch$ 525.10 and given the favorable trend of copper prices, it is likely to remain at similar levels. However, if there was a rise in the exchange rate there would be a negative impact on our company’s net currency exposure of US$15.4 million. If the U.S. dollar to Chilean peso exchange rate increased by 10% from the exchange rate registered on December 31, 2006, there would be a net loss of Ch$820 million (US$1.54 million). Conversely, if the U.S. dollar to Chilean peso exchange rate decreased by 10% from the exchange rate registered on December 31, 2006, there would be a net gain of Ch$820 million (US$1.54 million).

Interest Rate Risk

As of December 31, 2006, 30% of our company’s financial debt is at TAB rate + spread, another 37.8% corresponds to bonds issued by our company, at fixed rates ranging from UF (Chilean indexed currency) + 4.2% to UF + 6.5%. Another 15.6% represents the issue of commercial papers at fixed rates varying from 6.0% to 6.6%. Exposure to interest rate risk reflects our exposure to floating interest rate, therefore 30% of our debt was represented by floating rate debt, and our net exposure to interest rate risk as of December 31, 2006 was Ch$121,828 million (US$228.8 million). TAB stands for tasa bancaria and it is a referenced rate in the Chilean market corresponding to the weighted average rate for fund investments of 30, 90, 180 and 360 days. The TAB rate is issued by the Chilean Association of Banks and Financial Institutions on a daily basis.

The Company took a cross-currency swap to hedge the amount of the syndicate loan (Ch$119,788 million or US$225.0 million) from interest rate fluctuations. This syndicate loan was at TAB plus 40 basis points and through this derivative contract it was shifted to UF plus 4.09% annual for the amount of UF 6,503,987.

Additionally, 7.4% of our financial debt is at rates varying from LIBOR plus 0.05% to 0.14%. This debt corresponds to Letters of Credit issued in connection with our import operations.

Interest rates showed an increasing trend during most of the year 2006 since the Chilean Central Bank gradually raised the referential interest rate due to inflationary pressures. In December 2006, the referential interest rate was 5.25% versus a 3.65% in August 2005. At May 2007, the referential rate was 5.0%, level at which it has been kept since January 2007. Given CPI Increases recorded in April and May 2007, the referential rate is likely to be increased by 25 base points after the next monetary policy meeting to take place in July. Assuming a 100 basis points increase in the TAB floating rate with respect to 2006 year-end balances, the result would be an increase in our annual interest expenses of approximately Ch$1,218 million (US$2.3 million). However, historical TAB floating rates have been in the range of 0.3% to 0.5% monthly. According to the Monetary Policy Report issued by the Central Bank in May 2007, inflation should remain controlled around 3.0% and interest rates would not suffer dramatic changes.

It is expected that during the next Monetary Policy meeting, the Chilean Central Bank will decide to increase the referential interest rate by 25 basis points from the current 5.0% to 5.25%, as a response to higher than expected CPI increases during April and May of 2007.

In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt. UF refers to Unidades de Fomento, an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the inflation rate during the previous 30 days (CPI).

Debt in UF
			As of		Effect in
	Capital		December 31, 2006		income statement
		Amount	CPI 1%	CPI 4%	CPI 1%	CPI 4%
		Ch$	Ch$	Ch$	Ch$	Ch$
	UF	(millions)	(millions)	(millions)	(millions)	(millions)
					Positive	Negative
Bonds D&S
Series B	1,200,000	22,356	22,579	23,250	224	894
Series C	1,496,333	27,530	27,805	28,631	275	1,101
Series D	1,000,000	18,418	18,603	19,155	184	737
Total bonds D&S	3,696,333	68,304	68,987	71,036	683	2,732
Bonds Saitec
Series A	94,737	1,724	1,783	1,836	18	71
Series B	4,500,000	83,412	84,205	86,706	834	3,335
Total bonds Saitec	4,594,737	85,136	85,987	88,542	851	3,405
Total bonds	8,291,070	153,440	154,974	159,577	1,534	6,138
Lease obligations and accounts payable	396,826	7,276	7,349	7,567	73	291

Total debt UF	8,687,896	160,716	162,323	167,145	1,607	6,429

All interest rate sensitive instruments issued or held by our company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.T CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were not entirely adequate and effective to ensure that material information relating to our company and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

In preparing our Exchange Act filings, including this Annual Report on Form 20-F, we implemented processes and procedures to provide reasonable assurance that the identified material weaknesses in our internal controls over financial reporting were mitigated with respect to the information that we are required to disclose. As a result, as reflected in the unqualified audit report included with this Annual Report, we believe our consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented. Our chief executive officer and chief financial officer have certified to their knowledge that this Annual Report on Form 20-F does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered in this Annual Report.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over our financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.  Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statements, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management has concluded that our internal control over financial reporting need improvement. Specifically, we identified a material weakness related to our internal controls over stock integrity in our distribution center. In addition, significant deficiencies have been identified regarding the preparation and analysis of U.S. GAAP reconciliation. Such material weakness and significant deficiencies may have had an impact, either individually or in the aggregate, on the effectiveness of our internal controls over financial reporting as of and for the year ended December 31, 2006.

Because of the abovementioned material weakness and significant deficiencies, our chief executive officer and chief financial officer concluded that our internal controls over financial reporting were not effective as of December 31, 2006. In response to the results of the evaluation, management has undertaken several changes to remedy such weakness and deficiencies, including the implementation of comprehensive stock inventory and additional inventory controls. For additional information on the steps undertaken to remedy the identified weakness and deficiencies, see "--Changes in Internal Control over Financial Reporting".

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to include only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

As a result of our evaluation of the effectiveness of our internal controls and the deficiencies identified, we have initiated significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 or 240.15d that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

•	We reorganized our internal audit functions and increased the size and quality of our internal accounting personnel;

•	We introduced a new audit approach focused on financial controls along with operational controls;

•	We began reviewing controls over the stock integrity at our distribution center and continued our review of documentation and processes at our distribution center;

•	We will integrate U.S. GAAP reconciliation into accounting system, which we believe will make our accounting process more robust;

•	We will hire additional personnel with U.S. GAAP expertise as well as improve such expertise among our existing accounting personnel; and

•
We began and will continue to develop an internal control group within our accounting department charged with supporting management in establishing and maintaining an internal control structure, along with corresponding internal procedures, designed to control the risks inherent in our businesses and our strategy.

During the first half of 2007, we have continued addressing such material weakness and deficiencies. As of June 30, 2007, a substantial number of the internal control issues identified by our management and internal accounting department, including issues not deemed material, have been reasonably remedied.

We plan to continue implementing changes to remediate such material weakness and deficiencies in 2007.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Francisco Gana Eguiguren is our “audit committee financial expert” as defined under Item 16A of Form 20-F. In addition, Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law (he has been elected without the votes of controlling shareholders or related parties). Mr. Francisco Gana Eguiguren, however, does not qualify as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual, as he served as chief executive officer of Soprole S.A., one of our suppliers, until 2006. We expect that our audit committee will be composed solely of independent directors as defined in the NYSE’s Listed Company Manual as of July 31, 2007.

Item 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is filed as Exhibit 11.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Under Chilean law, prior to the annual ordinary shareholders’ meeting taking place during the first four months of each calendar year, the audit committee is required to propose to the board of directors the names of the auditors and risk rating agencies of our company that will be proposed to the shareholders at the annual shareholders’ meeting for approval. The audit committee of our board of directors has been delegated the supervision of all audit and non-audit services provided by our company’s external accountants and risk rating agencies. Our audit committee pre-approved 100% of all fees for audit services provided by its external accountants in 2006, all of which were then confirmed by the company’s board of directors. Additionally, 100% of all fees for non-audit services provided by our company’s external accountants were approved by our audit committee, from time to time and as required, during its regular monthly meetings.

Audit Fees. The aggregate fees paid to Deloitte and Touche Sociedad de Auditores y Consultores Ltda. in connection with the annual audit of our financial statements and for services normally provided by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. in connection with our statutory and regulatory filings for the fiscal years ended December 31, 2005 and December 31, 2006 were Ch$274,732,823 and Ch$241,697,334, respectively, including out of pocket expenses. 100% of the audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. were approved by our audit committee.

Audit-Related Fees. No fees were paid in connection with assurance and related services related to the annual audit of our company and for review of our financial statements, other than the Audit Fees described above, for the fiscal years ended December 31, 2005 and December 31, 2006.

Tax Fees. The aggregate fees paid for domestic and international tax-related services, including tax compliance, tax advice and tax planning, rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. to our company for the fiscal years ended December 31, 2005 were Ch$113,359,441. Fees corresponding to the fiscal year that ended December 31, 2006, amounted to Ch$167,681,064. 85.2% of the tax-related services during 2006 were rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. 13.5% were rendered by PriceWaterhouse Coopers Consultores Ltda. and 1.3% were rendered by Ernst & Young, Ltda. All these services were approved by our audit committee.

All Other Fees. The aggregate fees billed for all other non-audit services rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. to our company for the fiscal year that ended December 31, 2005 were Ch$223,332,840. The other non-audit services corresponding to fiscal year that ended on December 31, 2006, were Ch$48,242,327. 86.9% of all other non-audit services were rendered by Deloitte and Touche, Sociedad de Auditores y Consultores Ltda. and 13.1% were rendered by PriceWaterhouse Coopers Consultores Ltda. All these non-audit services were approved by our audit committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by the company of its equity securities in 2006.

Period	(a) Total Number of Common Shares Purchased(1)	(b) Average Price Paid per Common Share(1)		(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)

As of December 31, 2006	—		—	—	65,200,000
January 1, 2006 to January 31, 2006	—		—	—	65,200,000
February 1, 2006 to February 28, 2006	—		—	—	65,200,000
March 1, 2006 to March 31, 2006	—		—	—	65,200,000
April 1, 2006 to April 30, 2006	—		—	—	65,200,000
May 1, 2006 to May 31, 2006	—		—	—	65,200,000
June 1, 2006 to June 30, 2006	—		—	—	65,200,000
July 1, 2006 to July 31, 2006	32,837,278		Ch$147.00 (US$0.28)	32,837,278	65,200,000
August 1, 2006 to August 31, 2006	3,162,722		Ch$141.99 (US$0.27)	3,162,722	32,362,722
September 1, 2006 to September 30, 2006	—		—	—	29,200,000
October 1, 2006 to October 31, 2006	—		—	—	29,200,000
November 1, 2006 to November 30, 2006	—		—	—	29,200,000
December 1, 2006 to December 31, 2006	—		—	—	29,200,000
Total 2006	36,000,000	Ch$	146.56 (US$0.28)	36,000,000	65,200,000

(1)
All these treasury transactions were under our share repurchase program announced on October 26, 2004 of up to 5% of our common shares (326,000,000 common shares). These purchases were approved by our shareholders on October 26, 2004, specifically for use in our stock option compensation plan. These common shares were purchased in the market at an average price of Ch$146.56 (US$0,28) per share. This share repurchase program expires October 26, 2007.

(2)
Pursuant to the share repurchase program, single day purchases may not exceed 25% of the average daily trading volume of our common shares for the 90-day period preceding the purchase of the shares. In addition, purchases may not exceed 1% of our common shares (65,200,000) during any 12-month period, subject to certain exceptions.

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

2.1
English translation of Settlement Agreement between us and the Fiscalía Nacional Económica dated December 15, 2006, including Addendum, dated December 29, 2006, and Final Resolution from the Antitrust Court approving the Settlement Agreement, dated January 17, 2007 (filed herewith).

2.2	English translation of Merger Agreement between our controlling shareholders and the controlling shareholders of S.A.C.I Falabella (filed herewith).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on June 30, 2004 and incorporated herein by reference).

12.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Alejandro Droste pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Alejandro Droste pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on July 13, 2007.

DISTRIBUCION Y SERVICIO D&S S.A.

/s/ Alejandro Droste
Alejandro Droste Chief Financial Officer

DISTRIBUCION Y SERVICIO D&S S.A.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Distribución y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries (“the Company”) as of December 31, 2005 and 2006 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2006, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Distribución y Servicio D&S S.A. and its subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.

As specified in Note 9.b.2 to the consolidated financial statements, the Company recorded an account receivable due by Disco S.A., for the balance of the amount due for the sale of Supermercados Ekono Argentina S.A. Management has evaluated the recoverability of said matter, concluding that no provision is needed at December 31, 2006. However, given the lack of fully developed case law in Argentina, both as to similar circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios.

On May 17, 2007, the Company entered into an agreement with Falabella Group to merge. See Note 24.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of shareholders’ equity as of December 31, 2005 and 2006, to the extent summarized in Note 25 to the consolidated financial statements.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte
Santiago, Chile
July 9, 2007

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		At December 31,
	Notes	2005	2006	2006
		ThCh$	ThCh$	ThUS$
				(note 2u)
ASSETS
CURRENT ASSETS:
Cash		21,208,712	30,933,622	58,103
Marketable securities	4	40,805,897	2,759,902	5,184
Notes and accounts receivable (net of allowance for doubtful accounts of ThCh$22,941,369 and ThCh$22,934,530 at December 31, 2005 and 2006, respectively)	5	172,976,491	123,794,021	232,525
Due from related companies	19	1,570,093	1,562,703	2,935
Inventories	6	135,202,645	147,265,657	276,612
Refundable taxes	14	9,010,946	8,341,647	15,668
Prepaid expenses		3,248,056	797,462	1,498
Other current assets	7	8,518,711	26,518,048	49,809

TOTAL CURRENT ASSETS		392,541,551	341,973,062	642,334

PROPERTY, PLANT AND EQUIPMENT - NET	8	618,916,557	646,843,617	1,214,981

OTHER ASSETS - NET	9	115,992,870	216,588,454	406,823
TOTAL ASSETS		1,127,450,978	1,205,405,133	2,264,138

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	12	57,833,268	59,270,542	111,329
Current portion of long-term liabilities	12	100,736,994	14,588,545	27,402
Commercial paper	12	59,797,623	63,459,450	119,197
Dividend payable	13	13,313,840	-	-
Accounts payable	10	226,196,838	241,168,153	452,991
Sundry creditors	12	9,708,201	5,478,722	10,291
Due to related companies	19	6,331,536	-	-
Accruals and withholdings	11	23,662,802	25,781,713	48,426
Other current liabilities		77,916	1,458,288	2,739

Total current liabilities		497,659,018	411,205,413	772,375

LONG-TERM LIABILITIES:
Banks and financial institutions	12	52,601,687	119,788,475	225,001
Bonds	12	69,566,529	144,299,146	271,040
Lease obligations	12	1,473,746	3,867,768	7,266
Sundry creditors	12	-	659,008	1,238
Accruals	20	5,756,634	7,226,627	13,574
Other long-term liabilities		1,809,300	447,080	840

Total long-term liabilities		131,207,896	276,288,104	518,959

MINORITY INTEREST		24,288	761	1

SHAREHOLDERS' EQUITY:
Paid-in capital (Common stock, no par value; authorized, issued and outstanding 6,520,000,000 at December 31, 2005 and 2006, respectively)		400,693,999	400,693,999	752,632
Technical revaluation reserve and other reserves		(1,268,044)	(8,627,490)	(16,205)
Retained earnings		99,133,821	125,844,346	236,376

Total shareholders' equity	13	498,559,776	517,910,855	972,803
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,127,450,978	1,205,405,133	2,264,138

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$)
and thousands of US dollars (ThUS$))

		For the year ended December 31,
	Notes	2004	2005	2006	2006
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
OPERATING RESULTS
Net revenue		1,523,656,944	1,632,340,849	1,696,664,847	3,186,883
Cost of sales		(1,171,905,325)	(1,175,299,449)	(1,229,418,368)	(2,309,244)

Gross profit		351,751,619	457,041,400	467,246,479	877,639
Selling and administrative expenses		(320,527,133)	(387,542,975)	(402,958,207)	(756,885)

Operating income		31,224,486	69,498,425	64,288,272	120,754

NON-OPERATING RESULTS
Non-operating income	18	3,055,537	4,191,293	5,020,912	9,431
Non-operating expenses	18	(23,309,177)	(23,808,712)	(26,102,914)	(49,030)
Foreign exchange gain (loss)	16	189,868	(1,232,327)	356,127	669
Price-level restatement	16	2,045,331	(461,725)	910,748	1,711

Non-operating loss		(18,018,441)	(21,311,471)	(19,815,127)	(37,219)

INCOME BEFORE INCOME TAXES		13,206,045	48,186,954	44,473,145	83,535
INCOME TAXES	14	(2,250,659)	(4,930,124)	(4,820,558)	(9,055)
NET INCOME		10,955,386	43,256,830	39,652,587	74,480

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		For the year ended December 31,
	Notes	2004	2005	2006	2006
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		10,955,386	43,256,830	39,652,587	74,480
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense		52,119,196	56,304,941	54,511,998	102,391
Write offs and accruals		19,698,060	18,288,785	42,037,989	78,961
Equity in earnings of equity - method investees (gain - net)	9	(645,715)	(719,813)	(1,520,855)	(2,857)
Loss (gain) on sales of property, plant and equipment, net		145,032	43,153	(117,635)	(221)
Minority interest	18	(130,866)	(1,704)	(30,917)	(58)
Price-level restatement	16	(2,045,331)	461,725	(910,748)	(1,711)
Foreign exchange	16	(189,868)	1,232,327	(356,127)	(669)
Others charges	23	1,952,008	1,096,667	1,230,639	2,312
Others credits		(423,860)	(29,851)	-	-

Changes in assets and liabilities:
Increase in accounts receivable		(62,732,154)	(62,873,387)	(87,530,210)	(164,410)
Increase in inventory		(20,944,345)	(9,707,312)	(12,063,012)	(22,658)
Decrease (increase) in other assets		468,367	(3,078,572)	10,379,858	19,497
(Decrease) increase in accounts payable		(9,656,011)	12,848,164	12,917,878	24,264
(Decrease) increase in income tax payable		(10,940,115)	(2,538,752)	1,677,562	3,151
Increase (decrease) in other accounts payable		2,016,529	8,376,466	(1,280,174)	(2,405)
Increase (decrease) in interest payable		393,216	720,973	(722,642)	(1,357)
Increase (decrease) in accruals and withholdings		5,697,904	1,368,667	(3,439,903)	(6,461)

Net cash (used in) provided by operating activities		(14,262,567)	65,049,307	54,436,288	102,249

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(78,694,918)	(51,400,988)	(79,685,805)	(149,676)
Proceeds from sale of property, plant and equipment		772,244	642,868	1,221,750	2,295
Purchase of permanent investments		(81,096,291)	(12,032,471)	-	-
Collection of loans to related companies		-	8,151	7,390	14
Payment of capitalized interest		(1,259,411)	(165,708)	(500,775)	(941)
Standby deposit for letter of credit related to purchase of Carrefour and others		55,294,195	-	-	-
Other investment income		4,697,048	-	852,283	1,601
Other investment disbursements	23	(1,104,032)	(1,017,557)	(17,471,557)	(32,817)

Net cash used in investing activities		(101,391,165)	(63,965,705)	(95,576,714)	(179,524)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issuance		165,495,850	-	-	-
Bank loans		160,908,763	73,785,083	132,452,074	248,788
Paid miscellaneous loans to related companies		-	(7,803,735)	(6,331,536)	(11,893)
Repayment of bank loans		(135,762,107)	(69,249,494)	(85,969,151)	(161,478)
Bonds and commercial paper repayments		(60,687,508)	(62,479,662)	(139,105,770)	(261,285)
Dividends paid	13	(26,201,674)	(13,606,744)	(26,255,904)	(49,317)
Proceeds from issuance of bonds		60,652,332	58,082,291	156,480,251	293,920
Proceeds from loans from related companies		5,676,759	-	-	-
Payment of charges for issuance of shares		(2,671,386)	-	-	-
Payment of charges for issuance of bonds and commercial paper		(60,670)	(58,245)	(1,554,250)	(2,919)
Other financing disbursements		-	-	(5,295,486)

Net cash provided by (used in) financing activities		167,350,359	(21,330,506)	24,420,228	55,816

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		51,696,627	(20,246,904)	(16,720,198)	(21,459)

EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS		(1,675,679)	(3,588,839)	(2,041,107)	(3,834)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		36,207,778	86,228,726	62,392,983	117,194
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		86,228,726	62,392,983	43,631,678	91,901

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

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

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets and consumer financing in Chile. As of December 31, 2006, the Company operated 103 supermarkets in Chile.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”).

b. Reporting Entity - Prior to December 1996, the Ibáñez Scott family owned 100% of the outstanding shares of the Company. In December 1995 D&S acquired all of the shares of three businesses previously held by the Ibáñez Scott family, Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC), Almac Internacional S.A. and Constructora e Inmobilaria El Rodeo S.A. (El Rodeo S.A.). These companies principally owned land and buildings used by the supermarkets and held related investments. Thus, this acquisition consolidated into the Company all of the Ibañez Scott family supermarket operations.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

	Total ownership percentage
	2004	2005	2006
	%	%	%

Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	99.9600	99.9944	99.9944
Administradora de Concesiones Comerciales de Supermercados S.A.	99.1693	99.1693	99.1693
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.5000	99.5000	99.5000
Comercial D&S S.A. (formerly Magallanes S.A.) (1)	100.0000	100.0000	100.0000
Comercializadora de Vestuario S.A. (2)	100.0000	100.0000	-
Servicios y Administración de Créditos Comerciales Presto S.A.	100.0000	-	-
Maquinsa Equipamiento S.A.(3)	-	100.0000	100.0000
Distribudora y Comercializadora Farmalider S.A. (4)	-	100.0000	100.0000
Grupo Restaurante de Chile S.A.(5)	-	100.0000	100.0000
Servicios Financieros D&S S.A. (6)	-	100.0000	100.0000
Desarrollos de la Patagonia S.A.(7)	-	100.0000	100.0000
Inversiones D&S Chile Ltda.(8)	-	-	99.9999
Ekono S.A.(9)	-	-	100.0000

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

The Extraordinary Shareholders’ Meeting, held on October 12, 2006, agreed to change the entity name of Magallanes S.A. to Comercial D&S S.A.

(2)
This Company was incorporated on September 15, 2004 by issuance of l,000,000 no-par value common stock shares of the same series, of which D&S subscribed to and paid for 999,999 shares. Certain other consolidated entities of the Company hold indirect interests.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

On December 26, 2006, Administradora de Concesiones Comerciales de Hipermercados S.A., sold and transferred 100 shares issued by Comercializadora de Vestuario S.A. to Comercial D&S S.A., which two entities then merged with Comercial D&S S.A. being the surviving entity.

(3)
The Extraordinary Shareholders’ Meeting of Maquinsa S.A. held on January 25, 2005, agreed to increase the Company’s capital by ThCh$221,981,506 (historic) through the issuance of 36,099,895 no par value registered shares. Distribución y Servicio D&S S.A. underwrote and paid for its share of the above capital increase in full by transferring property, plant and equipment, which had a book value of ThCh$221,981,506 (historic) on the date of said capital increase.

(4)
On January 26, 2005, Distribución y Servicio D&S S.A. became the Parent of “Distribuidora y Comercializadora Farmalider Ltda.”, by subscribing to 100% of the capital increase of ThCh$3,900,000. Other majority owned subsidiaries of the Company, Administradora de Concesiones Comerciales de Hipermercados S.A. and Administradora de Concesiones Comerciales de Supermercados S.A. had previously held certain ownership interests in Distribuidora y Comercializadora Farmalíder Ltda. The capital increase was paid for by contributing the accounts receivable maintained between Distribuidora y Comercializadora Farmalider Ltda. and Distribución y Servicio D&S S.A.

On the same date, Distribuidora y Comercializadora Farmalider Ltda. also became a closely held corporation and changed its name from Distribuidora y Comercializadora Farmalider Ltda. to Distribuidora y Comercializadora Farmalider S.A.

On December 15, 2006, the Board of Distribución y Servicio D&S S.A. approved a commercial agreement with Farmacias Ahumada S.A. (“FASA”). Said agreement stipulates that FASA will operate under its name the pharmacies that D&S operates through Distribuidora y Comercializadora Farmalíder S.A.

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

(6)
This Company was incorporated on January 5, 2005 by issuing 10,000 no par value shares of the same series, of which 9,999 shares were underwritten and paid by Distribución y Servicio D&S S.A. The underwritten shares were paid for by contributing the shares held on that date by Distribución y Servicio D&S S.A. in Servicios y Administración de Créditos Comerciales Presto S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

(7)
In 2005, Desarrollos de la Patagonia S.A. completed all arrangements for its incorporation, issuing 10,000 shares of which 9,990 shares were underwritten and paid for by Distribución y Servicio D&S S.A.

(8)
On November 3, 2006, the Company Inversiones D&S Chile Ltda. was created, with paid-in capital of ThCh$431,300,000, of which ThCh$431,299,569 was subscribed to by Distribución y Servicio D&S S.A. through surrender, transfer and contribution of shares for an amount of ThCh$485,017,871. The details of said shares are the following:

Maquinsa Equipamiento S.A.	11,999,887 shares
Comercial D&S S.A.	1,701,403 shares
S.A. Inmob. Terres y Establec. Comerciales	233,176 shares
Rentas e Inversiones La Dehesa S.A.	1 share
Servicios Financieros D&S S.A.	9,999 shares
Rentas e Inversiones Puente Alto Ltda.	1% of the shares
Rentas e Inversiones Gran Avenida Ltda.	1% of the shares
Rentas e Inversiones Viñal del Mar Ltda.	1% of the shares
Rentas e Inversiones Antofagasta Ltda.	1% of the shares
Rentas e Inversiones Linares Ltda.	1% of the shares
Rentas e Inversiones Quillota Ltda.	1% of the shares
Comercializadora de Vestuario S.A.	999,900 shares
Adm. de Concesiones Comerciales de Hipermercados S.A.	199 shares
Adm. de Concesiones Comerciales de Supermercados S.A.	1,552 shares
Grupo de Restaurantes de Chile S.A.	89.900 shares
EKONO S.A.	99 shares
Desarrollo de la Patagonia S.A.	9,999 shares
Distribuidora y Comerc.Farmalider S.A.	4,316,000 shares

The Extraordinary Meeting of Shareholders of Comercial D&S S.A. (formerly Magallanes S.A.), held on November 15, 2006, agreed to an increase of paid-in capital of ThCh$61,923,619, through the issuance of 55,736,831 shares, to which Inversiones D&S Chile Ltda. fully subscribed, through contribution, surrender and transfer of the following companies, which at the date of the subscription had a book value of ThCh$58,008,903:

Maquinsa Equipamiento S.A.	11,999,887 shares
Comercializadora de Vestuario S.A.	999,900 shares
Adm. de Concesiones Comer. de Hipermercados S.A.	199 shares
Adm. de Concesiones Comer. de Supermercados S.A.	1,552 shares
Grupo de Restaurantes de Chile S.A.	89,900 shares
EKONO S.A.	99 shares
Desarrollo de la Patagonia S.A.	9,999 shares
Distribuidora y Comerc Farmalider S.A.	4,316,000 shares

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

(9)	Comercial Huelén S.A. was created on November 17, 2005, with paid-in capital of ThCh$1,000. During 2006, the Company completed its incorporation through completion of its bylaws.

The Extraordinary Shareholders’ Meeting, held on November 8, 2006, agreed to change the entity name of Comercial Huelén S.A. to Ekono S.A..

d. Price-Level Restatement - The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2006 was approximately 8.7%.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31,

Year ended December 31, 2004	116.84	2.4%
Year ended December 31, 2005	121.12	3.7%
Year ended December 31, 2006	124.23	2.6%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over previous November 30,

November 30, 2004	117.28	2.5%
November 30, 2005	121.53	3.6%
November 30, 2006	124.11	2.1%

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

Comparative financial statements:

For comparative purposes, the consolidated balance sheets of the Company as of December 31, 2005 and 2006 and the consolidated financial statements of income, and cash flows for each of the three years in the period ended December 31, 2006, and the amounts disclosed in the related notes, have been restated into constant Chilean pesos as of December 31, 2006. This updated presentation does not change the previously issued financial statements or note information in any way except to present the comparative amounts in Chilean pesos at similar purchasing power.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

e. Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and UF are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,
	2004	2005	2006
	Ch$	Ch$	Ch$

U.S. dollar	557.40	512.50	532.39
UF	17,317.05	17,974.81	18,336.38

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

The Company periodically evaluates and physically counts its inventory on hand to determine its losses on shrinkage, and slow-moving or obsolete inventory. Shrinkage losses are recorded directly in the income statement based on the results of the physical counts. Based upon the aging and marketability of slow-moving or potentially obsolete inventory, the Company makes adjustments to the inventory's carrying value to bring it to its estimated realizable value.

i. Allowance for doubtful accounts - With the purpose of covering the risk of doubtful accounts, the Parent Company and its subsidiaries have determined provisions on the trade account receivables and notes receivable balances outstanding as of December 31, 2005 and 2006, calculated based on an adopted policy integrating such factors as historical experience and current economic trends. The allowance for doubtful accounts for Servicios y Administración de Créditos Comerciales Presto S.A., ("Presto") which represents the majority of the amount, is recorded based on, among other factors, historical non-collectibility and the credit worthiness of the customer, customers’ indebtedness level, analysis of payment ability, evaluation of risk of credit, analysis of customers’ income level; this includes providing 100% for all past due balances over 180 days. In addition, based on historical experience, the Company maintains higher provisions for past due balances whose terms were renegotiated.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

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

k. Investment in Affiliated Companies - Investments made prior to January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are accounted for under the equity method. This method consists of allocating the respective proportion of the equity of the investee to "Investment in related companies" at acquisition and recognizing any variation in such equity on a proportional basis, as stipulated in Circular 368 of the Superintendency of Securities and Insurance and Technical Bulletin No.42 of the Chilean Association of Accountants.

Investments made after January 1, 2004 in the equity securities of entities over which the Company exerts significant influence are valued at their fair value on acquisition, revaluing the assets and liabilities of the investee, as stipulated in circular No.1,697 of the Superintendency of Securities and Insurance (“SVS”) and Technical Bulletin No.72 of the Chilean Association of Accountants.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Combinations of companies under common control have been recorded under pooling of interests, according to Technical Bulletin No. 72 of the Chilean Institute of Accountants.

l. Goodwill and Negative Goodwill - According to Chilean SVS Rule No. 1,358 issued in December 1997, the excess of the purchase price of an acquired enterprise over the net book value of the assets acquired and liabilities assumed is recorded as goodwill and the excess of the net book value of the assets acquired and liabilities assumed over the purchase price of the acquired enterprise is recorded as negative goodwill, which is amortized over 20 years.

The balances of goodwill and negative goodwill for acquisitions prior to January 1, 2004, determined as explained above, were generated prior to the issuance of Official Circular 1,697 by the SVS and the Technical Bulletin No. 72 by the Chilean Association of Accountants, effective as of January 1, 2004, which states that the bases of goodwill and negative goodwill will be calculated based on the difference between the acquisition cost and the fair value of the assets acquired and the liabilities assumed.

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

Deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary Technical Bulletins No. 68, 69, 71 and 73 issued by the Chilean Association of Accountants, and with Circular Nr. 1,466 issued on January 27, 2000 by the SVS. Deferred taxes are recorded based on the population of temporary differences between the book and tax basis of assets and liabilities using the enacted tax rates in effect at the estimated time of reversal. In addition, a deferred tax asset is recognized for tax loss carryforwards.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

p. Vacation Expense - The cost of employee vacations and benefits is recorded on an accrual basis.

q. Research and Development Expenses - Research and development expenses are charged to the income statement in the period incurred. Over the last five years, no significant research and development expenses have been incurred.

r. Severance Indemnities - The liability for amounts payable to employees for voluntary severance indemnities is accrued at the present value of the vested benefits using a 6% discount-rate. The liability considers future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

s. Revenue Recognition - Revenue from product sales is recognized at the point of sale, which represents the point at which the significant benefits and risks of ownership transfer to the buyer. At such point, all requirements for completing the earnings process have been completed under Chilean GAAP.

In the indirect subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., interest obtained from sales made with Presto credit card includes interest and price level restatement yield at the closing date of the financial statements. Notwithstanding, in the case of past due credit card receivables and outstanding balances of customers with high uncollectibility risk, the accrual of price-level restatement and interest is suspended.

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

u. Translation to U.S. Dollars - The Company maintains its accounting records and prepares its financial statements in constant Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Such translated amounts have been calculated based on the December 31, 2006 observed exchange rate of Ch$532.39 per U.S.$1.00 reported by the Chilean Central Bank. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

v. Derivative contracts - The Company has entered into derivative contracts with financial institutions. Rights and liabilities in force under said contracts are stated at market value at year-end and are recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

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

For the years ended December 31, 2005 and 2006, no indicators of lack of recoverability on long-lived assets were noted.

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

Under Technical Bulletin No. 49 of the Chilean Institute of Accountants, these transactions qualify as capital leases as the risks and rewards of ownership have been substantially transferred to the lessor who has then entered into a contract to lease back the assets to the Company.

z. Instruments purchased under agreement to resell - These instruments represent short-term investments in notes issued by banks, which were purchased at a discount rate ranging from approximately 1% to 9% and which include a resell agreement at an agreed-upon price. They are recorded at their acquisition price plus accreted interest under the effective interest method.

aa. Intangible - The Company has internally developed its trademarks and trade names. The associated costs were charged to expense when incurred.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

ab. Software - The Company has acquired software packages. The cost paid to acquire software packages is included in “Other fixed assets” and depreciated over 48 months.

ac. Time deposits - Time deposits are stated at the investment value plus accrued interest at year-end.

ad. Promotions - In the indirect subsidiary Servicios Marketing MDC Ltda., the estimated cost of granting gifts to customers through discounts in purchases is accrued when the customer has reached the minimum level to exchange points accrued based on the historical redemption rate.

ae. Sale of portfolio - In the indirect subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., the interest on the installment payments (whose principal has been irrevocably sold) is recognized as it accretes to the principal. Upon consummation of the sale of the installment payments, the associated accounts receivable was relieved. For the year ended December 31, 2006, the deferred loss on sale of installment payments was ThCh$1,225,048.

af. Development stage of subsidiary - Development stage entity deficits are recorded in accordance with Circular 981of Superintendency of Securities and Insurance (SVS).

ag. Investments in other companies - Investments in other companies are stated at initial investment cost plus corresponding monetary correction.

3. CHANGES IN ACCOUNTING PRINCIPLES

In 2006, there are no changes in accounting principles in comparison with prior years presented.

4. MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Shares	748,696	-
Mutual funds (fixed income securities) (1)	38,630,308	1,230,589
Mutual funds (2)	1,426,893	1,529,313

Total	40,805,897	2,759,902

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

(1) The detail is as follows:

Institutions	Principal amount		Interest rate (monthly)		Interest income		Total book value
	2005	2006	2005	2006	2005	2006	2005	2006
	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Fondos Mutuos Security	7,657,500	-	0.437		3,265	-	7,660,765	-
Fondos Mutuos Scotiabank	13,089,220	1,110,000	0.440	0.530	5,480	589	13,094,700	1,110,589
Fondos Mutuos Santander	-	100,000	-	0.440	-	-	-	100,000
Bandesarrollo Fondos Mutuos	8,984,800	-	0.439		3,710	-	8,988,510	-
Fondos Mutuos BBVA	-	20,000	-	0.390	-	-	-	20,000
Fondos Mutuos Corp Banca	8,882,700	-	0.438		3,633	-	8,886,333	-
								-
Total	38,614,220	1,230,000			16,088	589	38,630,308	1,230,589

(2) This amount represents an investment in a combined portfolio of fixed and variable rate instruments.

5. NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Trade accounts receivable (a)	160,111,127	123,499,762
Notes receivable	2,430,019	3,799,192
Sundry debtors (b)	33,376,714	19,429,597
Allowance for doubtful accounts	(22,941,369)	(22,934,530)
Total	172,976,491	123,794,021

(a)
In 2006, this amount includes ThCh$98,031,634 (ThCh$140,646,274 in 2005) of trade accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A., the finance subsidiary of the Company.

(b)
At December 31, 2006, Sundry debtors include ThCh$12,112,625 of accounts receivable from BCI Factoring S.A., for the factoring of certain accounts receivable of the indirect subsidiary Servicios y Administración de Créditos Comerciales Presto S.A.

In 2005, the balance corresponds primarily to the unpaid portion of the receivable from Disco S.A. reclassified to long term account receivables in 2006 (see note 9 b.2).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

6. INVENTORIES

The detail of inventories is as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Merchandise for sale	132,764,986	144,036,257
Imports in transit	1,762,550	2,106,974
Supplies	805,132	1,251,373

Sub-total	135,332,668	147,394,604

Provision for merchandise for sale	(130,023)	(128,947)

Total	135,202,645	147,265,657

At December 31, 2005 and 2006, the valuation provision for sale merchandise was calculated on articles whose most recent purchase were made more than a year ago and which were also discontinued and out of season. The valuation allowance reduces the merchandise book value to its realizable value.

7. OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Deferred taxes (Note 14.b)	3,827,248	3,954,234
Repurchase agreements (Note 25.b.4.ii)	2,553,963	11,467,467
Time deposits on warranties (a)	-	5,038,573
Derivative contracts - Cross currency swap (Note 21)	-	1,162,137
Deferred charges	1,090,622	1,903,771
Other	1,046,878	2,991,866
Total	8,518,711	26,518,048

(a)
Corresponds to a time deposit for ThCh$1,929,602 made by SAITEC to guarantee its entry in “good faith” into negotiations with a counterparty for a potential land purchase and a time deposit for ThCh$3,108,971 to guarantee the sale of portfolio, carried out by the indirect subsidiary, Servicios de Administración de Créditos Comerciales Presto S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

8. PROPERTY, PLANT AND EQUIPMENT - NET

The detail of property, plant and equipment is as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Land	177,724,156	190,465,130
Buildings and infrastructure:
Buildings	479,964,711	493,852,939
Construction in progress	5,823,866	8,949,532
Machinery and equipment	180,352,864	192,605,998
Other:
Leased assets (1)	46,228,449	44,162,678
Fixtures	39,776,394	68,014,551

Subtotal	929,870,440	998,050,828

Technical revaluation (2):
Land	3,817,223	3,817,223
Buildings	512,212	512,212

Subtotal	4,329,435	4,329,435

Total gross property, plant and equipment	934,199,875	1,002,380,263

Accumulated depreciation	(315,283,317)	(355,536,646)

Total net property, plant and equipment	618,916,557	646,843,617

(1)	Corresponds to land, buildings and equipment leased under capital leases for store premises. The Company is a lessee in these transactions.

(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the SVS.

The depreciation is determined using the straight-line method. Depreciation amounted to ThCh$50,401,995 in 2004, ThCh$54,489,227 in 2005 and ThCh$52,057,792 in 2006 and includes ThCh$9,146, ThCh$9,146 and ThCh$9,146 related to depreciation of the technical revaluation in 2004, 2005 and 2006 respectively. The depreciation expense for the three years in the period ended December 31, 2006 has been included in Selling and Administrative Expense. These amounts include the amortization expense associated with leased assets, ThCh$5,268,252, ThCh$3,882,425 and ThCh$3,917,506 in 2004, 2005 and 2006, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

• Buildings and infrastructure	20 to 60	Years
• Machinery and equipment	4 to 7	Years
• Leased assets	5 to 7	Years
• Fixtures	10	Years
• Other fixed assets	4	Years

9. OTHER ASSETS - NET

Other assets are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Goodwill (net) (Note 9a)	38,564,209	37,251,951
Other long-term assets (Note 9b)	77,428,661	179,336,503

Total	115,992,870	216,588,454

a.	Goodwill and negative goodwill

Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Maquinsa S.A.	8,821,992	8,007,654
Comercial D&S S.A. (formerly Magallanes S.A.)	22,311,714	22,112,977
Alvi Supermercados Mayoristas S.A.	7,068,890	6,710,972
Supermercados La Frontera S.A.	195,740	179,869
Alimentos y Servicios Ltda.	165,873	139,334
Astro S.A.	-	101,145

Total	38,564,209	37,251,951

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The accumulated amortization for goodwill was ThCh$11,455,415 and ThCh$13,909,621 at December 31, 2005 and December 31, 2006, respectively, and the accumulated amortization for negative goodwill was ThCh$3,140,142 and ThCh$3,140,142 at December 31, 2005 and December 31, 2006, respectively. The amortization for goodwill is included in non operating expense and the amortization for negative goodwill is included in non operating income (see Note 18).

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

Acquisition of Maquinsa S.A. (formerly Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100% interest in Maquinsa S.A. for ThCh$13,450,614, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$1,107,833 paid as the result of an arbitration proceeding that settled a dispute with Fullmarket’s former owners. The acquisition was accounted for as a purchase. Excess of cost over the book value assets acquired and liabilities assumed was designated as goodwill, which is being amortized over 20 years.

Acquisition of Comercial D&S S.A. (formerly Magallanes S.A.)

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The goodwill resulting from the purchase of shares of Carrefour S.A., currently Comercial D&S S.A. (formerly Magallanes S.A.), has been calculated considering the acquired company’s equity at fair value and is being amortized over the term established by Circular No.1367 of the Superintendency of Securities and Insurance. The Company consolidated Comercial D&S S.A. (formerly Magallanes S.A.) in its operations as of January 1, 2004.

The detail of fair values of assets and liabilities acquired in the purchase of Comercial D&S S.A. (formerly Magallanes S.A.) is the following:

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

The Company used the services of an independent appraiser to appraise the fixed assets of Alvi Supermercados Mayoristas S.A. at December 31, 2006. Said process has been concluded and it was determined that there are no significant differences between the book value of the goods acquired and their corresponding fair value.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b. Other long-term assets

Other long-term assets are detailed as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Electric utility refundable advances	229,021	338,599
Deferred discount on bond issuance (Note 12.e)	2,362,548	3,818,889
Deferred expenses of bond placement and issuance costs	938,655	2,577,508
Investment in related companies (3)	7,255,410	7,902,520
Long term trade accounts receivable (1)	50,453,085	105,809,939
Long term sundry debtors (2)	-	25,571,103
Deferred tax (Note 14.b)	10,147,266	13,067,422
Deferred charges	2,619,040	5,410,475
Other	3,423,636	14,840,048

Total	77,428,661	179,336,503

(1)	Long-term trade debtors correspond to receivables with maturities over a year (See 25b.8).

(2)
At December 31, 2006, long-term sundry debtors include ThCh$25,408,148 (short-term sundry debtors ThCh$24,972,541 at December 31, 2005, (see note 5)) equivalent to US$47,724,690.03, which corresponds to the portion unpaid by Disco S.A., from the original receivable of US$90,000,000 which said company maintained with Distribution and Service D&S S.A. after the sale of the shares of Supermercados Ekono S.A. (Argentina) in 1999, and which was due on May 2, 2003. Said amount was not fully paid by Disco S.A., under the argument that the “pesification” law in Argentina stipulates that liabilities expressed and payable in American Dollars should have been converted into Argentinean Pesos.

Due to non payment of the full amount of the liability agreed to in the sale agreement of the shares of Supermercados Ekono Sociedad Anónima (Argentina) to Disco Sociedad Anónima ("Disco"), the Company sued the guarantor of this obligation, Disco/Ahold International Holdings, N.V. ("DAIH"), in the Courts of Holland Antilles. On September 5, 2005, the Holland Antilles Court rejected the suit by the Company against DAIH. Said first instance verdict was confirmed by the Holland Antilles Appeal Court through sentence dated August 22, 2006. On the same date, the Company initiated procedures conducive to the collection of the full amount due in Argentina, against the main debtor, Disco. Additionally, in 2005 the Company initiated legal actions in Holland against the parent company of DAIH, Royal Ahold, for the contractual responsibility that this last had in the intervention that it carried out to cause the prejudicial acts that DAIH performed against the Company when refusing the payment of the amount due.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

In the opinion of Argentinean and Dutch legal advisors to the Company, based on the facts and legal precedent in Argentina and Holland, the probability of recovering the full amount (or a significant portion thereof) is reasonably high. Management has evaluated the recoverability of the amount due at December 31, 2006 and concluded that no allowance is required.

However, given the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios.

(3)	Investment in related companies detail (all Chilean) is as follows:

	Ownership
	percentage	Book value of		Equity in income
	(as of all year-	investment		(losses) of investee
	ends presented)	2005	2006	2004	2005	2006
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alimentos y Servicios Ltda.	50.00	1,042,155	1,261,520	315,900	154,033	271,176
Inversiones Solpacific S.A.	50.00	(7,056)	(20,753)	(15,693)	(52,585)	(2,637)
Alvi Supermercados Mayoristas S.A.	35.00	5,083,814	5,316,926	-	201,892	677,160
Inmobiliaria Mall Calama S.A.	25.00	1,136,497	1,344,827	345,508	416,473	575,156

Total		7,255,410	7,902,520	645,715	719,813	1,520,855

10. ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Domestic suppliers	225,378,260	240,505,485
Foreign suppliers	818,578	662,668

Total	226,196,838	241,168,153

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

11. ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$
Accruals:
Vacations	5,606,161	5,291,661
Bonuses payable	2,732,240	2,183,801
Accrued expenses (1)	10,802,320	13,168,669

Subtotal	19,140,721	20,644,131

Employee withholdings/taxes:
Other	4,522,081	5,137,582

Total	23,662,802	25,781,713

(1)	In 2006, this amount includes ThCh$1,037,336 (ThCh$395,609 in 2005) of severance indemnities (See Note 20).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

12. BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a. Short-term bank debt

Short-term bank debt is summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$
Payable in:
United States dollars	19,431,901	30,080,639
Chilean pesos (not indexed)	38,173,927	28,929,065
Inflation-linked units (UFs)	227,440	260,838

Total	57,833,268	59,270,542

Weighted average interest rates are as follows:

Loans in U.S. Dollars	3.22%	5.50%
Loans in Chilean pesos (not indexed)	6.00%	5.70%
Loans in inflation-linked units (UFs)	0.40%	0.40%

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

	Balance		Balance
	December 31,		December 31,	Stated
Bank/Financial Institution	2005	Currency	2006	Interest Rate
	ThCh$		ThCh$

Santander - Santiago	11,549,064	US$	6,387,522	Libor + 0.10
	227,440	UF	260,838	0.40%
	-	Ch$	389,488	1.00%
		Ch$	648,856	0.25%
	4,118,714	Ch$	-	6.00%
	32,361,471	Ch$	-	TAB+0.85%
Chile	3,293,580	US$	3,655,055	Libor + 0.10
	-	Ch$	10,095,536	0.48%
Scotiabank	2,382,314	US$	1,604,987	Libor + 0.10
Citibank	-	Ch$	1,379,000	0.52%
	-	US$	3,671,033	Libor + 0.07
Estado	10,978	US$	3,163,523	Libor + 0.05
Banco de Crédito e Inversiones	1,543,942	US$	5,882,032	Libor + 0.08
	1,428,412	Ch$	10,346,454	0.46%
BankBoston	652,023	US$	169,656	Libor + 0.14
	265,330	Ch$	-	7.30%
Desarrollo	-	Ch$	5,008,188	0.48%
Security	-	Ch$	1,061,543	0.48%
Banco Bilbao Viscaya Argentaria	-	US$	5,546,831	Libor + 0.10
Total	57,833,268		59,270,542

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b. Long-term bank debt

Long-term bank debt is summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	22,352,344	-
Chilean pesos	54,633,256	121,827,807

Total	76,985,600	121,827,807
Less: Current portion (see Note 12.g)	24,383,913	2,039,332
Long-term portion	52,601,687	119,788,475

		Balance		Balance
		December 31,		December 31,	Stated	Maturity
Bank/Financial Institution	Currency	2005	Currency	2006	Interest rate	date

Estado	UF	22,022,737	UF	-	4.49%	02-09-2007
Estado	Ch$	-	Ch$	119,788,475	TAB+0.40%	28-03-2014
Citibank	Ch$	11,435,200	Ch$	-	TAB+0.80%	20-09-2007
Banco Bilbao Vizcaya Argentaria	Ch$	19,143,750	Ch$	-	TAB+0.80%	22-12-2009
		52,601,687		119,788,475

TAB is a referenced rate in the Chilean Market, and corresponds to the average rate for fund investments of 90, 180 and 360 days.

Long-term bank debt is payable as follows:

Bank/Financial Institution	Currency	2008	2009	2010	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Estado	UF	6,588,366	14,374,617	98,825,492	119,788,475

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The material covenants of our long-term debt agreements December 31, 2006 are described in the table below:

Principal Loan Covenants

Banco Estado (agent)	1.	Coverage of financial expenses, understood as the ratio of EBITDA (Operating income plus depreciation) to financial expenses which must be greater than 3.5

	2.	Leverage understood as the ratio between current liabilities (which generate interest) and net shareholders’ equity which must be less than 1.2

At December 31, 2006, the Company was in compliance with these covenants.

c. Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Lease obligations	5,341,254	7,062,817
Less: Current portion	3,867,508	3,195,049

Long-term portion	1,473,746	3,867,768

Leaseback obligations	1,027,222	213,538
Less: Current portion	1,027,222	213,538

Long-term portion	-	-
Total long-term lease and leaseback obligations	1,473,746	3,867,768

Future minimum lease payments	2007	2008	2009	2010	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total	3,408,586	1,464,098	1,425,383	978,288	7,276,355

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Lease and leaseback obligations are denominated in US$ and U.F. and accrue interest at rates that range from 5.7% to 8.65%.

	Currency	2005	2006
		ThCh$	ThCh$
Short - term lease and leaseback obligations	US$	2,465,256	2,704,984
	UF	2,429,474	703,603

Total short - term lease and leaseback obligations (see Note 12g)		4,894,730	3,408,587

Long - term lease and leaseback obligations	US$	1,172,670	3,419,357
	UF	301,076	448,411

Total long - term lease and leaseback obligations (see Note 12g)		1,473,746	3,867,768

Total lease and leaseback obligations		6,368,476	7,276,355

Leaseback agreements

		Sales price to	Contractual				Income
		buyer	installment	N° of	Interest		(loss) from
Creditor	Asset	lessor	payments	installments	rate	Term of contract	transactions
		UF	UF	%			ThCh$
Bansa Santander S.A.	Terreno y edificios Alameda	380,518	570,504	121	8.57	18.12.1996 to 20.01.2007	-
Bansa Santander S.A.	Terreno San Bernardo	109,893	111,711	121	8.20	14.03.1997 to 14.03.2007	(54,862)
Bansa Santander S.A.	Terreno San Bernardo	21,026	30,904	123	8.65	04.12.1997 to 14.03.2007	-

The difference between the leaseback portion of the real estate and its carrying value is depreciated straight-line over its useful life. Under paragraph 5 of Technical Bulletin No. 49, the Company determined the fair value and the carrying value of the assets leased back at the initiation of the contract and, as no differences between the two were noted, no further accounting adjustments were necessary.

d. Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$

Provision for merchandise rebate obligation (1)	2,908,480	2,787,749
Accrued insurance expense	2,339,328	237,368
Other (in Chilean pesos) (2)	4,460,393	2,453,605
Total	9,708,201	5,478,722

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

(1)
The provision relates to deferred revenue the Company has relating to gift certificates that it sells to customers at face value. The Company debits cash and credits deferred revenue when the vouchers are sold at the equivalent to 100% of their retail value, recognizing revenue (with a corresponding decrease to deferred revenue) as the vouchers are redeemed by the customers.

(2)	Consist of obligations with less than one year in maturity classified as non-operational.

e. Commercial paper

	At December 31,
Short term	2005	2006
	ThCh$	ThCh$
Payable in:
Chilean pesos	59,797,623	63,459,450

The detail of maturities as of December 31, 2006 and 2005 is as follows:

		Principal amount
Series	Stated interest rate	2005	2006	Maturity Date
		ThCh$	ThCh$

003-9	4.20%	12,025,000	-	01-17-2006
003-10	5.64%	12,000,000	-	09-14-2006
003-11	5.64%	12,000,000	-	10-17-2006
011-5	4.32%	10,580,000	-	03-16-2006
011-6	4.80%	10,570,000	-	04-19-2006
003-13	6.00%	-	14,000,000	09-06-2007
003-14	6.00%	-	13,200,000	10-10-2007
003-15	6.00%	-	12,300,000	12-12-2007
011-7	6.00%	-	10,559,000	03-06-2007
011-8	6.12%	-	11,800,000	04-10-2007

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF2,150,000, with the SVS, under number 003.

On October 14, 2003, the Company also registered with the SVS, under the number 011, an issuance of bearer promissory notes for UF1,250,000.

The principal characteristics of this commercial paper are:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b)	Long-term principal is shown under bonds on the consolidated balance sheets.

c)	The promissory notes are not secured.

d)	At December 31, 2006, the premium from the placement of the promissory notes amounted to ThCh$42,251 (ThCh$95,906 in 2005). At December 31, 2006, these amounts are shown in other current liabilities.

e)
The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At December 31, 2006, ThCh$64,420 have been amortized and included in the financial expenses for 2006 (ThCh$63,198 in 2005 and ThCh$487,731 in 2004). ThCh$35,185 is included in other current assets. (ThCh$26,070 in 2005).

f)	The duration term for these issuances is ten years and the commercial paper is repaid and renewed every year.

Bonds:

Long-term bonds are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	141,024,880	153,439,772
Less: current portion (See Note 12.g.)	71,458,351	9,140,626

Total	69,566,529	144,299,146

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

D&S and its subsidiary SAITEC S.A. have issued bonds to the Chilean public in UFs. The issues are summarized as follows:

	Bond	Date of		Amount			Maturity	Nominal	Amortization	Interest
Issuing	Issued	Issuance	Indexation	issued	Series		date	interest rate	Terms	Payment

D&S	SERIES B	15.11.2001	U.F.	1,200,000	B1 U.F. B2 U.F.	200,000 1,000,000	2022 2022	6.5% compounded semiannually	32 semiannual equal Installments as from April, 2007	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

D&S	SERIES C	25.11.2003	U.F.	2,000,000	C1 U.F.	2,000,000	2009	4.5% compounded semiannually	10 semiannual Installments as from June, 2005	Semiannually, due on April 1, and December 1, each year As from December 1, 2003

D&S	SERIES D	27.11.2003	U.F.	1,000,000	D1 U.F.	1,000,000	2025	5.5% compounded semiannually	38 semiannual Installments as from June, 2007	Semiannually, due on April 1, and December 1, each year As from December 1, 2003

SAITEC	SERIES A	04.01.1992	U.F.	350,000	A1 UF	350,000	2014	6.5% compounded semiannually	36 semiannual Installments as from October 1995	Semiannually, due on April 1, and October 1, each year As from April 1, 1992

SAITEC	SERIES B	13.09.2006	U.F.	4,500,000	B1 UF	4,500,000	2028	4.2% compounded semmiannually	42 semiannual Installments as from April 1, 2008	Semiannually, due on April 1, and October 1, each year As from October 1, 2006

On September 13, 2006, the subsidiary SAITEC S.A. carried out a new issuance of bonds (series B) by the amount of UF4,500,000, for a term of 22 years at an annual interest rate of 4.2%.

Additionally, during 2006, D&S proceeded with the payment of the Series A of bonds, in the amount of UF3,500,000.

Interest accrued on the D&S and SAITEC bonds, at December 31, 2004, 2005 and 2006 was ThCh$1,697,733, ThCh$1,690,783 and ThCh$1,432,541 respectively and is included in accordance with Chilean GAAP with the bond principal in “Bonds” in the balance sheet. The difference on both bond issuances between par value and the proceeds is being deferred and amortized by the straight line method which approximates the effective interest method. The discount at December 31, 2006, was ThCh$4,067,328 (ThCh$2,782,449 in 2005) of which the current portion is included in other current assets for ThCh$248,439 (ThCh$419,901 in 2005) and the long term portion is included in other assets-net for ThCh$3,818,889 (ThCh$2,362,548 in 2005).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

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

	4.	Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.

Commercial paper	1.	Minimum Coverage of financial expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.

	2.	Leverage less than 1.2 (current liabilities divided by equity) for March, June, September and December.

At December 31, 2006, the Company was in compliance with these covenants.

f.	Long-term sundry creditors

The detail of long - term sundry creditors is as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$
Due to Cesar Lahsen Rabi (1)	-	659,008

(1)
This amount corresponds to an obligation for the purchase of land, which is expressed in Chilean pesos at an annual interest rate of 6.68%. The obligation payments start in 2007 and its final maturity is in 2021.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

g.	Analysis of current debt and other obligations included in the current portion of long-term liabilities for each period presented

As of December 31, 2005

				Amount of principal
				payable within	Amount of
				one year and	principal payable
Bank or Other		Interest	Date	accrued interest as of	in more than
Institution Name	Principal	rate	of maturity	December 31, 2005	one year
				ThCh$	ThCh$
Estado	ThCh$21,569,772	4.49%	2007	329,607	22,022,737
Citibank	ThCh$28,000,000	TAB +0.80%	2007	17,625,835	11,435,200
BBVA	ThCh$25,000,000	TAB +0.80%	2009	6,428,471	19,143,750
Subtotal-Banks				24,383,913	52,601,687
Bonds
SERIE A	UF3.500.000	UF +7%	2006	65,338,048	-
SERIE B	UF1.200.000	UF + 6,5%	2022	352,232	22,022,737
SERIE C	UF1.784.826	UF + 4,5%	2009	5,422,910	27,452,873
SERIE D	UF1.000.000	UF + 5,5%	2025	82,078	18,352,281
SERIEA-162	UF107.368	UF + 6,5%	2014	263,083	1,738,638
Subtotal Bonds				71,458,351	69,566,529
Lease Obligations	ThCh$6.237.490	7% to 13,56%	2007	4,894,730	1,473,746
Total				100,736,994	123,641,962

As of December 31, 2006

				Amount of principal
				payable within
				one year and	Amount of
Bank or Other		Interest	Date	accrued interest as of	Principal payable
Institution Name	Principal	rate	of maturity	December 31, 2006	in more than one year
				ThCh$	ThCh$

Estado	ThCh$119,788,478	TAB +0,40%	2014	2,039,332	119,788,475
Subtotal-Banks				2,039,332	119,788,475
Bonds
SERIE B	UF1,200,000	UF + 6,5%	2022	759,570	21,596,013
SERIE C	UF1,496,333	UF + 4,5%	2009	7,059,082	20,470,614
SERIE D	UF1,000,000	UF + 5,5%	2025	205,090	18,213,295
SERIE A-162	UF94,737	UF + 6,5%	2014	218,884	1,505,514
SERIE B-463	UF4,500,000	UF + 4,2%	2028	898,000	82,513,710
Subtotal Bonds				9,140,626	144,299,146
Lease Obligations	ThCh$6,237,490	7% to 13.56%	2007	3,408,587	3,867,768

Total				14,588,545	267,955,389

On September 30, 2005, the long-term loans with Banks Santander-Santiago, BBVA and Citibank N.A., were renewed by assignment from D&S to its subsidiary SAITEC S.A. On September 28, 2006, the subsidiary SAITEC renewed these loans through assignment to D&S.

On September 28, 2006, D&S restructured these loans signing a long-term syndicated loan agreement with banks Santander-Santiago, Estado, BBVA and Citibank N.A., concentrating by this means all the short-term and long-term standing loans into only one loan of 8 years term. The bank leading said operation is Santander-Santiago, and the bank agent is Banco Estado.

Additionally, on the same date, the Company entered into a derivative agreement (Cross Currency Swap) with Santander-Santiago Bank, with the purpose of covering the exposure to fluctuations in the interest rate of said syndicated loan, and to index the payments from pesos to UF’s (Note 21).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

13. SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity accounts are as follows:

		Technical			Retained earnings
	Paid-in	revaluation	Other	Development	Retained	Net income	Interim
	capital	reserve	reserves	stage	earnings	for the year	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances, January 1, 2004	216,932,458	1,280,051	33,751	-	78,642,483	11,766,514	(6,879,300)	301,775,957
Transfers	-	-	-	-	11,766,514	(11,766,514)	-	-
Capital increase with increase
in new shares	155,048,729	-	(2,510,459)	-	-	-	-	152,538,270
Dividends paid	-	-	-	-	(13,779,300)	-	6,879,300	(6,900,000)
Price level restatement	6,833,964	32,001	(14,219)	-	1,908,841	-	(269,100)	8,491,487
Net income for the year	-	-	-	-	-	10,357,195	(10,350,000)	7,195

Balances, December 31, 2004	378,815,151	1,312,052	(2,490,927)	-	78,538,538	10,357,195	(10,619,100)	455,912,909

Balances as of December 31, 2004 (1)	400,693,999	1,387,831	(2,634,793)	-	83,074,609	10,955,386	(11,232,417)	482,244,615

Balances, January 1, 2005	378,815,151	1,312,052	(2,490,927)	-	78,538,538	10,357,195	(10,619,100)	455,912,909
Transfers	-	-	-	-	10,357,195	(10,357,195)	-	-
Dividends paid	-	-	-	-	(10,619,100)	-	10,619,100	-
Price level restatement	13,637,345	47,234	(90,468)	-	2,817,958	-	(286,880)	16,125,189
Recognition of equity value adjustment	-	-	(19,854)	-	-	-	-	(19,854)
Net income for the year	-	-	-	-	-	42,367,120	(26,080,000)	16,287,120

Balances, December 31, 2005	392,452,496	1,359,286	(2,601,249)	-	81,094,591	42,367,120	(26,366,880)	488,305,364

Balances as of December 31, 2005 (1)	400,693,999	1,387,831	(2,655,875)	-	82,797,576	43,256,830	(26,920,585)	498,559,776

Balances, January 1, 2006	392,452,496	1,359,286	(2,601,249)	-	81,094,591	42,367,120	(26,366,880)	488,305,364
Transfers	-	-	-	-	42,367,120	(42,367,120)	-	-
Dividends paid	-	-	-	-	(26,366,880)	-	26,366,880	-
Development stage	-	-	-	(2,053,438)	-	-	-	(2,053,438)
Shares in treasury	-	-	(5,276,173)	-	-	-	-	(5,276,173)
Recognition of equity value adjustment	-	-	(10,537)	-	-	-	-	(10,537)
Price level restatement	8,241,503	28,545	(73,924)	-	2,038,992	-	25,936	10,261,052
Net income for the year	-	-	-	-	-	39,652,587	(12,968,000)	26,684,587

Balances, December 31, 2006	400,693,999	1,387,831	(7,961,883)	(2,053,438)	99,133,823	39,652,587	(12,942,064)	517,910,855

(1) Restated in thousands of constant Chilean pesos at of December 31, 2006.

a. Paid-in capital

In accordance with article 10 of Law Nº18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. The Company's paid-in capital is divided into 6,520,000,000 no-par-value shares.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b. Capital increases

The Twelfth Extraordinary Shareholders Meeting held on April 12, 2004 agreed to annul the aforementioned corporate capital increase. The same Extraordinary Shareholders Meeting replaced it, approving a maximum capital increase of ThCh$170,000,000 (historic) through the issue of 250 million new no-par value registered shares of the same series, which are issued, subscribed to and paid in at December 31, 2005.

The Fourteenth Extraordinary Shareholders Meeting held on October 26, 2004 agreed to redenominate the number of shares in which the Company’s capital is divided by replacing each existing share of the Company by four shares. The Company’s capital of ThCh$392,452,496 (historic) has been therefore divided into 6,520 million new no-par value registered shares of the same series.

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

e. Dividends paid

During the years ended December 31, 2004, 2005 and 2006 the Company paid dividends per share for Ch$3.1, Ch$2.0, and Ch$4.0, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

f. Deficit during development stage of subsidiaries

The breakdown of the balance is the following:

	2005	2006
	ThCh$	ThCh$

Capital Increase Expenses Reserve (1)	(2,671,386)	(2,671,386)
Recognition of equity value adjustment (2)	(21,082)	(31,608)
Other Reserves	36,593	36,593
Shares in treasury reserve (3)	-	(5,295,482)
Totals	(2,655,875)	(7,961,883)

(1)
Corresponds to expenses incurred in the placement of shares issued in accordance with the capital increase approved by the Fourteenth Extraordinary Shareholders Meeting, which are recorded in accordance with Circular No.1736 of the Superintendency of Securities and Insurance (“SVS”).

(2)
During 2005 and 2006, the Parent purchased shares, acquired ownership interests and subscribed and paid capital increases in various companies of the Consolidated Group. The net gain (loss) obtained from the above transactions has been charged to Other reserves. The expenses related to this process was recognized in income statement of the period.

(3)
During July and August 2006, the Company repurchased 36,000,000 shares, at an average price of Ch$146.56 per share. The mentioned purchase of treasury stock was made in anticipation of the formalization of compensation plan for managers and executives of the Company and its subsidiaries, agreed to by the Extraordinary Meeting of Shareholders held on October 26, 2004, and which plan was approved by the Board of Directors in Ordinary Meeting held on June 27, 2006. At December 31, 2006 the Company has not signed any related compensation plan agreement with its employees.

g. Other reserves

The breakdown of the balance is the following:

		Deficit during
		development stage
Company	Relationship to Company	of the period	Accumulated
		ThCh$	ThCh$

Ekono S.A.	Indirect Subsidiary	1,514,644	1,514,644
Others	Indirect Subsidiary	538,794	538,794

Total		2,053,438	2,053,438

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

14. INCOME TAXES

a.	The detail of accrued income taxes is as follows:

	2005	2006
	ThCh$	ThCh$

First category income taxes	(9,598,093)	(9,015,374)
Less:
Monthly payments	9,750,308	8,653,220
Personnel training credit and
real estate tax credit	4,988,373	4,952,161
Recovery of first category income tax
by applying tax losses:
To the year	743,619	2,322,654
Benefit from carryback of tax losses	2,979	202,298
Arica Law tax credit	7,337	7,337
Austral Law tax credit	574,940	-
Prior year first category income tax to recover	-	1,054,591

Net income taxes refundable	6,469,463	8,176,887

At December 31, 2005 and 2006, “Refundable taxes” on the balance sheet is shown together with other Value Added Taxes (VAT) receivable of ThCh$2,541,483 and ThCh$164,760 respectively, within current assets.

At December 31, 2006, D&S and its subsidiaries have unremitted taxable earnings of approximately ThCh$148,594,100 (ThCh$159,581,752 in 2005). The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders. Certain subsidiaries have tax losses for tax purposes totaling ThCh$140,638,559 as of December 31, 2006 (ThCh$96,515,411 in 2005).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b.	Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, December 31, 2005				Balance, December 31, 2006
	Deferred assets		Deferred Liabilities		Deferred assets		Deferred Liabilities
	Short -	Long-	Short -	Long-	Short -	Long-	Short -	Long-
Temporary difference	term	term	term	term	term	term	term	term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for uncollectible accounts	1,712,351	-	-	-	648,276	-	-	-
Vacation accrual	953,047	-	-	-	899,582	-	-	-
Leased assets	-	-	-	1,106,159	-	-	-	1,144,311
Depreciation of property, plant and equipment	-	1,254,027	-	5,366,577	-	-	-	4,913,184
Severance indemnity	67,254	978,628	-	-	176,347	1,228,526	-	-
Other events	-	248,145	-	-	-	-	-	-
Sundry provisions	159,359	-	-	-	101,570	-	-	-
Realization allowance on inventory	22,104	-	-	-	21,921	-	-	-
Interest income	93,653	-	-	-	165,926	-	-	-
Allowance for uncollectible sundry debtors	191,351	-	-	-	187,811	-	-	-
Capitalized financial cost	-	-	-	453,218	-	-	11,669	654,963
Deferred charges	-	-	675,870	686,472	-	-	840,326	1,455,780
Tax loss	1,303,999	14,360,002	-	-	2,604,796	18,981,105	-	-
							-	-
Total deferred taxes	4,503,118	16,840,802	675,870	7,612,426	4,806,229	20,209,631	851,995	8,168,238

Complementary accounts balance	-	(490,563)	-	(1,409,453)	-	(324,500)		(1,350,529)

Net balances per balance sheet	4,503,118	16,350,239	675,870	6,202,973	4,806,229	19,885,131	851,995	6,817,709

In 2006 and 2005, short-term deferred tax assets are presented net of short-term deferred tax liabilities and are included in “Other current assets” (See Note 7).

In 2006 and 2005, long-term deferred tax assets are presented net of long-term deferred tax liabilities and are included in “Other long-term assets” (See Note 9.b).

The complementary accounts are amortized over the estimated period the differences will reverse.

c. The charge to income for income taxes is as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Current tax expense
For the year	(7,786,575)	(9,598,093)	(9,015,374)
Prior year adjustment	(19,592)	1,189,272	(1,174,980)
Benefit from tax loss carry back	1,189,579	743,619	2,322,654
Deferred taxes
Change in deferred taxes	4,355,777	3,011,725	2,940,003
Effect of amortization of complementary accounts of
deferred tax assets and liabilities	(142,613)	(276,647)	107,139
Effect on assets and liabilities of deferred tax
from changes in valuation allowance	152,765	-	-

Total charge to income	(2,250,659)	(4,930,124)	(4,820,558)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

15. FOREIGN CURRENCIES

Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

	At December 31,
	2005	2006
	ThCh$	ThCh$
ASSETS

Current assets	27,009,690	27,535,818

LIABILITIES
Current liabilities	22,715,734	33,768,437
Long-term liabilities	1,172,670	152,846

Total liabilities	23,888,404	33,921,283

Net asset (liability) position	3,121,286	(6,385,465)

16. PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE

Price-level restatement (monetary correction) and foreign exchange, described in Note 2d and 2e, credited (charged) to income is as follows:

	For the year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Property, plant and equipment - net	15,298,335	22,760,403	13,491,125
Non-monetary liabilities - net of other long-term
non-monetary assets	2,756,830	4,189,748	2,189,495
Shareholders' equity	(8,981,921)	(16,463,818)	(10,261,052)
Liabilities (UF's)	(5,572,097)	(7,605,618)	(3,294,873)
Income statement amounts	(1,455,816)	(3,342,440)	(1,213,947)

Price-level restatements - net	2,045,331	(461,725)	910,748
Foreign exchange gain (loss) (1)	189,868	(1,232,327)	356,127

Gain (loss) from changes in the purchasing
power of the Chilean peso	2,235,199	(1,694,052)	1,266,875

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

(1)	The detail of foreign exchange gain (loss) is as follows:

		At December 31,
	Currency	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Assets
Marketable securities	US$	(481,723)	(123,342)	54,238
Sundry debtors	US$	(1,838,086)	(2,187,839)	949,244

Total gain (loss)		(2,319,809)	(2,311,181)	1,003,482

Liabilities
Debt due to banks and financial institution	US$	2,260,771	1,338,408	(1,111,127)
Current portion of long-term liabilities	US$	-	39,870	(62,667)
Accruals	US$	248,906	(299,424)	526,439

Total gain (loss)		2,509,677	1,078,854	(647,355)

Foreign exchange gain (loss)		189,868	(1,232,327)	356,127

17. DIRECTORS’ REMUNERATION

The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Attendance fees	385,023	607,449	542,400

The following amounts were also paid to the Directors for activities not related to their positions as Directors:

	For the year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Per - diem	53,946	175,612	173,500

All of these fees are included in Selling and administrative expenses.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

18. NON-OPERATING INCOME AND EXPENSES

a. Non-operating income for each year is summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Interest income	1,378,772	2,880,869	2,692,577
Amortization of negative goodwill	375,097	375,097	-
Equity in income of investee	661,408	772,398	1,523,492
Gain from sale of fixed assets	187,651	38,705	117,635
Minority interest	130,866	1,704	30,917
Other	321,743	122,520	656,291

Total	3,055,537	4,191,293	5,020,912

b. Non-operating expense for each year is summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Interest expense	19,774,517	20,513,535	22,527,820
Amortization of goodwill	2,092,299	2,190,811	2,454,206
Equity in losses of investee	15,693	52,585	2,637
Donations	323,154	692,071	585,402
Loss from sale of fixed assets	332,683	81,857	-
Other	770,831	277,853	532,849

Total	23,309,177	23,808,712	26,102,914

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

19. TRANSACTIONS WITH RELATED PARTIES

a.
Related companies - The Company has transactions with its equity - method investees and other related parties. Balances due from and due to these companies are shown on the consolidated balance sheets. The detail of accounts receivable and payable is the following:

	Receivable		Payable
	At December 31,
	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
Servicios Profesionales y de
Comercialización S.A. (1)	-	-	6,331,536	-
Aquapuro S.A.	213,233	208,847	-	-
Inversiones Solpacific S.A.	109,273	107,025	-	-
Inmobiliaria Mall Calama S.A.	1,247,587	1,246,831	-	-

Totals	1,570,093	1,562,703	6,331,536	-

(1) The balance payable was owed to a shareholder and bears interest at 3.5% a year on UF denominated principal.

The accounts receivable and payable, other than that mentioned in (1), are not subject to interest or indexation.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b. Transactions with related companies - The principal transactions with related companies are summarized as follows:

			Cash value of the transaction			(Charged) to income
	Relationship to	Description of services or goods	for the year ended December 31,			for the year ended December 31,
Company	Company	received/disbursed	2004	2005	2006	2004	2005	2006
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Servicios Profesionales y de Comercialización S.A.	Parent company	Interest on checking account	669,111	339,546	-	(669,111)	(339,546)	-
		Readjustment on current account	492,855	282,051	-	(492,855)	(282,051)	-
Aquapuro S.A.	Member of controling group	Purchase of merchandise	6,810,601	5,871,577	6,278,493	-	-	-
Alimentos y Servicios Ltda.	Member of controling group	Purchase of merchandise	3,874,741	3,879,796	3,824,782	-	-	-
Larrain Vial S.A. Corredora de Bolsa	Member of controling group	Professional services	2,078,080	69,311	88,144	(2,078,080)	(69,311)	(88,144)
Kimberly Clarke Chile S.A.	Common management	Purchase of merchandise	7,643,836	8,387,796	7,985,836	-	-	-
BST Consulting Group S.A.	Common management	Services	139,068	2,607,177	3,739,247	(139,068)	(2,607,177)	(3,739,247)
BST Bancheque	Common management	Control of checks	513,081	471,267	410,183	(431,160)	(396,022)	(344,692)
BST Procesadora Automatic	Common management	Search and recruitment	2,948	106,950	3,228	(2,948)	(106,950)	(3,228)
BST Retail Services	Common management	Collection services	1,334,969	-	-	(1,334,969)	-	-
BST Seguros Ltda.	Common management	Insurance brokers	48,728	5,958	-	(40,949)	(5,006)	-
Promociones Financieras Ltda.	Common management	Commissions paid	1,389,760	1,895,999	3,434,995	(1,167,865)	(1,593,277)	(2,886,550)
Shop'n Check (Chile) Ltda.	Common management	Consultant's offices in marketting	30,540	87,908	83,887	(30,540)	(87,908)	(83,887)
Soc Agrícola Panquehue Ltda.	Member of controling group	Purchase of merchandise	4,107,060	1,507,286	949,669	-	-	-
Agrícola y Forestal Arcoiris S.A.	Member of controling group	Purchase of merchandise	945,359	1,073,737	1,104,245	-	-	-
Empresas El Mercurio S.A.P.	Common directors	Publicity	624,558	836,752	1,024,431	(524,839)	(703,152)	(1,024,431)
El Mercurio Valparaíso	Common directors	Publicity	95,880	90,248	74,868	(80,571)	(75,839)	(74,868)
BBDO Publicidad S.A.	Common directors	Publicity	-	230,848	-	-	(230,848)	-
Entel PCS Telecomunicaciones .S.A.	Common directors	Communications	18,032	399,525	106	(15,153)	(335,735)	-
Entel Telefonía Local S.A.	Common directors	Communications	7,399	11,204	-	(6,218)	(9,416)	-
Entel Call Center S.A.	Common directors	Communications	207,265	388,957	10,462	(174,172)	(326,855)	-
Entel S.A.	Common directors	Communications	16,561	20,416	12,095	(16,561)	(20,416)	(12,095)
Universidad Adolfo Ibañez	Common directors	Donations	265,073	-	-	(265,073)	-	-
Inmobiliaria Mall Calama S.A.	Member of controling group	Lease of real estate	-	47,236	25,024	-	(47,236)	(25,024)

20. SEVERANCE INDEMNITIES

The Company records an accrual for voluntary severance indemnities, which has been recorded at the discounted present value of the vested benefit using a 6% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

Long term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2.r. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Opening balance as of January 1,	5,243,913	6,152,243
Increase in accruals	3,962,349	9,223,019
Payments during the period	(3,054,019)	(7,111,299)

Total	6,152,243	8,263,963

The long-term accrual amounts to ThCh$5,756,634 in 2005 and ThCh$7,226,627 in 2006, and is included as accruals under long-term liabilities. The short-term accrual in 2005 and 2006, respectively, amounts to ThCh$395,609 and ThCh$1,037,336 (Note 11).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

21. FINANCIAL DERIVATIVES

On September 28, 2006, the Company entered into a cross currency swap contract with Santader-Santiago bank for UF 6,511,134.98, with the purpose of covering fluctuations in the interest rate of the syndicated loan.

This contract has a starting date on September 28, 2006 and a due date on March 28, 2014. With this, the syndicated loan came to yield an interest rate of UF +4.09% (before derivative contract, the syndicated credit loan yielded an interest rate of TAB at 180 days plus 0.4% spread).

At December 31, 2006, this contract represents a net value of ThCh$169,036, which is included in other current liabilities.

			Description of contracts					Accounts affected
	Contract			Position	Item or transaction covered		Value of	Asset / Liability		Effect in income statement
Type of derivative	value ThCh$	Expiration date	Specific item	Purchase / Sell	Name	ThCh$	item covered	Name	ThCh$	Realized	Not realizaed
Cross currency swap	119,788,476	1 - 2014	Interest rate /	P	Syndicated	119,788,476	121,827,809	Other current	169,036	-	(169,036)
			currency		loan			liabilities

22. CONTINGENCIES AND COMMITMENTS

Parent Company

a.	Direct commitments:

The Company has commitments for imports of inventories and fixed assets through bank letters of credit for ThCh$3,772,732

b.	Indirect commitments:

The Company has committed contractually with Citibank N.A. to maintain its ownership interest in Aquapuro S.A.

c.	Management restrictions and financial covenants:

In accordance with the long-term syndicated loan agreement signed with Banco Estado (agent) and the bonds issuance agreements, the Company must comply with certain financial indicators, calculated based on its consolidated financial statements, presented on a quarterly basis to the Superintendency of Securities and Insurance (SVS).

Coverage of financial expenses, understood as the ratio of EBITDA (Operating income plus depreciation) to financial expenses which must be greater than 3.5.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Leverage understood as the ratio between current liabilities (which generate interest) and net shareholders’ equity which must be less than 1.2.

At December 31, 2006 the Company is in compliance with these covenants.

In accordance with the bond issuance agreements of the indirect subsidiary SAITEC, the latter must comply with certain financial indicators calculated based on its consolidated financial statements, presented on a quarterly basis to the Superintendency of Securities and Insurance (SVS).

Leverage understood as the ratio between current liabilities (which generate interest) and net shareholders’ equity which must be less than 1.3.

Real estate assets for an amount greater or equal to UF12,000,000, understood as real estate assets from fixed assets accounts “Land” plus Buildings and Infrastructure must be leased to Distribución y Servicios D&S S.A. or any related company and these contracts must be effective through October 31, 2025.

Shareholders’ equity must be greater than UF12.000.000.

At December 31, 2006 the indirect subsidiary is in compliance with these covenants and restrictions.

d.	Legal actions:

At December 31, 2006, the Company and its subsidiaries have litigation pending against them due to lawsuits related to their normal operations, most of which do not entail any risk of significant loss, according to the Company’s legal counsel. In accordance with generally accepted accounting principles the Company accrues for legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. In accordance with generally accepted accounting principles in Chile the Company accrues for legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. The Company has accrued, in total, ThCh$287,992 at December 31, 2006 to cover its estimated loss for contingencies.

At December 31, 2006, long-term sundry debtors include ThCh$25,408,148 (short-term sundry debtors ThCh$24,972,541 at December 31, 2005, (see note 5)) equivalent to US$47,724,690.03, which corresponds to the portion unpaid by Disco S.A., from the original receivable of US$90,000,000 which said company maintained with Distribution and Service D&S S.A. after the sale of the shares of Supermercados Ekono S.A. (Argentina) in 1999, and which was due on May 2, 2003. Said amount was not fully paid by Disco S.A., under the argument that the “pesification” law in Argentina stipulates that liabilities expressed and payable in American Dollars should have been converted into Argentinean Pesos.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Due to non payment of the full amount of the liability agreed to in the sale agreement of the shares of Supermercados Ekono Sociedad Anónima (Argentina) to Disco Sociedad Anónima ("Disco"), the Company sued the guarantor of this obligation, Disco/Ahold International Holdings, N.V. ("DAIH"), in the Courts of Holland Antilles. On September 5, 2005, the Holland Antilles Court rejected the suit by the Company against DAIH. Said first instance verdict was confirmed by the Holland Antilles Appeal Court through sentence dated August 22, 2006. On the same date, the Company initiated procedures conducive to the collection of the full amount due in Argentina, against the main debtor, Disco. Additionally, in 2005 the Company initiated legal actions in Holland against the parent company of DAIH, Royal Ahold, for the contractual responsibility that this last had in the intervention that it carried out to cause the prejudicial acts that DAIH performed against the Company when refusing the payment of the amount due.

In the opinion of Argentinean and Dutch legal advisors to the Company, based on the facts and legal precedent in Argentina and Holland, the probability of recovering the full amount (or a significant portion thereof) is reasonably high. Management has evaluated the recoverability of the amount due at December 31, 2006 and concluded that no allowance is required.

However, given the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios.

Direct guaranties:

Guaranty Creditor	Indebted		Type of	Assets Committed		Outstanding payment balance in Ch$
	Entity	Relation	Guaranty	Type	Book Value Ch$	31-12-2006	31-12-2005
Banco Santander	Distribución	Parent	Mortgage	Inmob. Puente	24,816,272	34,285,419	30,714,088
Santiago	y Servicio			Nuevo

Guaranties release
31-12-2007	Assets	31-12-2008	Assets	31-12-2009	Assets
-	-	-	-	-	-

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

23. SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Interest collected	984,956	2,491,052	2,400,191

Interest paid	16,536,125	17,297,116	21,301,863

Income taxes paid	241,736	233,336	1,574,596

Property, plant and equipment acquired by
assuming directly related debt (net of payment)	4,813,983	960,759	7,800,497

The detail in “Other charges” included in operating activities, is as follows:

Description	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Amortization of debt issuance costs	798,626	373,921	341,205
Amortization of premium/discount associated with bond issuance	402,831	416,253	462,525
Miscellaneous adjustments to other investments	59,482	26,010	23,730
Other accruals	691,069	-	-
Others	-	280,483	403,179

Total	1,952,008	1,096,667	1,230,639

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The detail in “Other investment disbursements” included in investing activities, is as follows:

Description	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Lease prepayment	-	(849,728)	(11,528,786)
Others costs - investment in Astro S.A.	-	-	(101,145)
Others costs - investment in Carrefour S.A.	(1,095,956)	-	-
Time deposits on warranty	-	-	(5,038,573)
Other	(8,076)	(167,829)	(803,053)

Total	(1,104,032)	(1,017,557)	(17,471,557)

24. SUBSEQUENT EVENTS

On February 19, 2007, the Company registered in the SVS an issuance of Bonds Series “E”, number 492, for a maximum amount of UF1,200,000 whose issuance term is 3 years starting from the date of registration.

On February 26, 2007, members of the Board of Directors Distribución y Servicio D&S S.A. were sanctioned with censure for infringements pursuant to Section III of Circular 1.533 of the SVS.

On March 27, 2007, the Board of Directors granted options to common stock to certain executives and key officers of the Company pursuant to the stock option compensation plan. This plan was adopted pursuant to the share repurchase program approved by the Extraordinary Meeting of Shareholders held on October 26, 2004, which repurchase was approved by the Board of Directors in Ordinary Meeting held on June 27, 2006.

On May 17, 2007, the Company entered into an agreement with Falabella Group to merge on the terms set forth in articles 99 and 100 of Law 18,046, in order to achieve synergies between the business plans of Falabella and D&S and thus create a platform for business development in Chile and in particular in international markets. Upon the regulatory approval of the merger and its consequent consummation, the shareholders of Falabella and the shareholders of D&S shall become shareholders of the surviving company (to be determined).

On May 30, 2007, the Trial Court of Haarlem, the Netherlands, decided to dismiss the suit for damages filed by the Company against Koninklijke Ahold N.V. (“Royal Ahold”). This action sought to assert Royal Ahold’s liability in the default by Disco S.A. and Disco Ahold International Holdings, N.V., as principal debtor and guarantor, respectively, of the full-payment obligations assumed by those companies in relation to the sale of Supermercados Ekono S.A., in Argentina, to Disco S.A. This decision was made by the trial court and hence subject to appeal. D&S will appeal that decision within the terms allowed it under applicable statutes. This action does not affect the collection rights and action that D&S has brought against Disco S.A. in Argentina, in relation to the unpaid price balance on the sale of the shares in Supermercados Ekono S.A., which rights and actions remain unaltered.

Between January 1 and July 9, 2007, the date of issue of these financial statements, no further subsequent events have occurred that might significantly affect them.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

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

a.2. Mandatory dividends - As required by Law No. 18,046, unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. Under Chilean GAAP, dividends are not recognized until approved at the annual shareholders’ meeting subsequent to year-end. In 2005 and 2006 the Company paid interim dividends in excess of the minimum dividend amount required by the Law No.18,046. For this reason, there is no effect recorded in the reconciliation of equity below.

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

Under Chilean GAAP, the Company presents marketable equity securities (see Note 4 for detail) at the lower of cost plus price-level restatement or market (recording any adjustment through the income statement). Under U.S. GAAP, all investments in marketable equity securities which the Company holds would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders´ equity. The effect of this difference is included in the reconciliation below.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115. Realized gains and loss are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold. Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements. Gross gains and losses realized on the sale of available-for-sale securities for the years ended as of December 31, 2004, 2005 and 2006 are as follows:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Proceeds from sales of "available-for-sale" securities generating realized gains	1,780,532,808	3,760,976,574	3,927,641,772
Realized gains	990,823	2,418,512	2,918,282

Unrealized losses that are considered to be other-than-temporary are recorded in the income statement. The Company has not recorded any other than temporary impairment under U.S. GAAP related to these securities.

The carrying value and market value of securities available-for-sale as of December 31, 2004, 2005 and 2006 are as follows:

		Gross
		unrealized	Fair
Available-for-sale investments	Cost	gains	value
	ThCh$	ThCh$	ThCh$

Securities available for sale at December 31, 2004	37,669,095	269,558	37,938,653
Securities available for sale at December 31, 2005	40,805,897	520,622	41,326,519
Securities available for sale at December 31, 2006	2,759,902	-	2,759,902

The fair value adjustment of these instruments at December 31, 2006 is not considered material for disclosure purposes of this report.

a.4. Property, plant and equipment - Under Chilean GAAP, certain property, plant and equipment is reported in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders' equity in "Other reserves". Such revaluation is not permitted under U.S. GAAP. The effects of this revaluation, as well as of the reversal of the related accumulated depreciation, depreciation expense, and monetary correction for the year, are included in the reconciliations below.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

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

Under U.S. GAAP, in accordance with the adoption of SFAS No.142 on January 1, 2002, goodwill is no longer amortized, but an impairment test is performed on the reporting unit level annually or whenever indicators of impairment arise. The Company tests goodwill for impairment by comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. None of the annual tests have resulted in a U.S. GAAP impairment adjustment. Annual impairment tests are performed at year-end.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The effects of such differences are recorded in the reconciliation below and include differences in the carrying values for assets, liabilities and goodwill and the resulting depreciation and amortization.

The differences generated in goodwill between US GAAP and Chile GAAP created in the Maquinsa acquisition for the subsequent pay-out described above are reversing, if applicable, through the line “Reversal of amortization of goodwill- Maquinsa” in the reconciliations of net income and shareholders´ equity.

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

Under Chilean GAAP, the goodwill resulting from the purchase of shares of Carrefour S.A., currently doing business as Comercial D&S S.A., has been calculated in accordance with Technical Bulletin No.72.

In connection with this acquisition, with the exception of the difference mentioned in paragraph a.8, purchase accounting entries for this entity did not differ. Subsequent to the acquisition, goodwill has been amortized under Chilean GAAP, but not under U.S. GAAP, as previously described.

The differences generated in goodwill between US GAAP and Chile GAAP created in the Carrefour acquisition for the forward contract to hedge the Euro acquisition price (See a.8), if applicable, are reversing through the line “Reversal of amortization of goodwill - Carrefour” in the reconciliations of net income and shareholders´ equity.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

(e)
In 1996 the Company purchased a 100% interest in Supermercados Ekono S.A. (Argentina). The Company previously held a 49.99% non-controlling interest, accounted for under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company's shareholders and subsequently repurchased the 100% interest from such shareholders. Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, the sale and repurchase from shareholders were treated as capital transactions. In December 1999, the Company sold its 100.0% interest in Supermercados Ekono S.A. (Argentina). The effects of such differences and their reversals upon the December, 1999 sale are recorded in the reconciliation. In 2005, management determined that, unintentionally, certain basis differences originating in both shareholders’ equity and net income related to the sale in 1999 had not been appropriately reversed in the reconciliation to U.S. GAAP shareholders’ and net income in 1999, as a result of which shareholders’ equity under U.S. GAAP for comparative periods was understated by ThCh$2,839,011. Since this misstatement was deemed to have an immaterial impact on the presentation of the financial statements for prior periods, corrections have been recorded in 2005 reconciliations to U.S. GAAP, resulting in an increase of shareholders’ equity by ThCh$2,839,011 and an increase in net income for 2005 by ThCh$1,464,461, under U.S. GAAP.

Goodwill generated in purchase of equity method investments is calculated and reviewed for impairment under APB 18. No impairment losses have been recorded under APB 18.

a.6. Severance indemnities - The Company has committed to provide a lump sum payment to each employee with more than six months of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees with more than six months of service, and a discount rate of 6%. Under U.S. GAAP, this arrangement is considered to be a benefit plan, in accordance with SFAS 87, "Employers' Accounting for Pensions" and the liability should be measured by projecting future expected severance payments using an assumed average salary progression rate, workforce rotation, workforce mortality, average service life and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate.

Under U.S. GAAP, prior service costs are charged to income using the straight-line method over the estimated average remaining service period of the employees. For Chilean GAAP, prior service costs which arose when the Company started recording severance indemnity liabilities in 1995, were expensed immediately. The difference related to the treatment for prior service costs is recorded as an adjustment in the reconciliation to U.S. GAAP for the years ended December 31, 2004 and 2005. For the year ended December 31, 2006, the Company wrote off the remaining amount of their deferred prior service costs due to their immaterial amount.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The Company recognizes actuarial gains or losses immediately for severance indemnity plans for both Chilean GAAP and US GAAP.

The severance indemnity plan is unfunded.

Management has determined in 2006 that the effects of exclusion of certain variables in its SFAS 87 calculation of the indemnity obligation met the requirements for adjustment under staff Accounting Bulletin 108. This adjustment was not considered material under the previous methodology of analyzing adjustments which had been consistently applied. The Company has therefore made a one-time adjustment as of January 1, 2006 to record the effects against retained earnings and for related effects for the year ended December 31, 2006 against net income.

The variables excluded included mortality rate and rotation of workforce.

a.7. Derivative instruments - Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Changes in fair value are either recognized in either income or shareholders´ equity (as a component of other comprehensive income), depending on the designation of the derivative instrument. As the Company did not meet documentation standards for its forward exchange contracts, the unrealized gains which are deferred for Chilean GAAP purposes associated with its forward exchange contracts would be recognized through the income statement for U.S. GAAP purposes. For the periods ended December 31, 2004, and 2005, the Company had no forward exchange except as detailed below.

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)
The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP is as follows:

			Total of
Forward exchange contract		Exchange rate	payment
("Assignment Agreement" signed on December 19, 2003")	€	Peso / Euro	ThCh$ (1)

Euro adopted on the agreement	100,000,000	745.80	78,887,442
Euro day of payment on January 7, 2004	100,000,000	721.35	76,301,535

The Company realized a loss of			2,585,907

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2006.

Under Chilean GAAP, the realized loss on this contract was considered part of the purchase price of Carrefour Chile S.A. Under U.S. GAAP, SFAS No. 133 does not permit the designation of a forecast transaction related to a business combination as a hedge, therefore the loss was recognized in income in 2004. The adjustments to net income and shareholders' equity for this difference are included in the reconciliation below.

In September 2006, the Company subscribed to a cross currency swap contract with Santander Santiago bank for UF6,511,134.98, with the purpose of hedging against fluctuation effects in the interest rate of the syndicated loan, for Chilean GAAP purposes.

This contract has a starting date on September 28, 2006, and due date on March 28, 2014. With this, the syndicated loan came to yield an interest rate of UF + 4.09% (before the derivative hedge contract, the syndicated credit loan yielded an interest rate of TAB at 180 days plus 0.4% spread).

This contract generated an unrealized loss of ThCh$169,036 at December 31, 2006. As the Company did not meet documentation standards as a hedge for this cross currency swap contract, the unrealized loss which is deferred for Chilean GAAP purposes associated with this forward exchange contract is recognized through the income statement for U.S. GAAP purposes.

a.8. Effects of minority interest on the U.S. GAAP adjustments - The net income and shareholders’ equity under Chilean GAAP are adjusted in the reconciliations to U.S. GAAP for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests. There are no other theoretical differences between Chile GAAP and U.S. GAAP related to recording minority interest.

The effect of this adjustment on net income and shareholders’ equity reconciliation to US GAAP are as presented below.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

a.9. Effects of Capitalization of rebate associated with unsold inventory on the U.S. GAAP adjustments - The Company receives certain volume rebates from its suppliers but did not allocate a portion of these rebates to unsold inventory under Chilean GAAP. Rebates associated with unsold inventory are recorded as a reduction of inventory carrying value at each year-end under U.S. GAAP.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP as presented below.

a.10. Deficit during development stage on the U.S. GAAP adjustments - Under Circular No. 981 of the Chilean Superintendency of Securities and Insurance (“SVS”), investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of shareholders' equity. For U.S. GAAP purposes, the deficit in subsidiaries in the development stage is consolidated and the results of their operations charged directly to income.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP as presented below.

a.11. Leaseback transactions - Certain of the transactions which the Company has entered into qualify for characterization as sales-leasebacks of real estate in Chilean GAAP and are described as such in our Chilean GAAP footnotes. Those transactions do not qualify for similar treatment as sales-leaseback contracts under U.S. GAAP due to the “continuing involvement” of the Company as defined under paragraph 26 of SFAS 66, "Accounting for Sales of Real Estate". As there was no difference between the carrying value of the real estate and its fair value on the dates the contracts to finance the assets’ values were entered into, no gain or loss was recorded under Chilean GAAP. Although the transaction would be accounted for as a capital lease under Chilean GAAP and a note payable under U.S. GAAP, the interest rates under both U.S. GAAP and Chilean GAAP are the same. Therefore, no difference is generated over time for the accreted interest expense. As a result, no adjustment appears in our reconciliation to U.S. GAAP.

a.12. Capitalization of restructured loan expenses - In September 2006, the Company restructured its loans with banks signing a long-term syndicated loan agreement with banks Santander-Santiago, Estado, BBVA and Citibank N.A., concentrating by this means all the short-term and long-term standing loans into only one loan of 8 year term. The expenses related to the restructure of these loans, such as bank commissions, tax and legal expenses, have been capitalized by the Company and are being amortized over the term of the loans, in accordance to Chilean GAAP.

Under US GAAP, each bank in the syndicated group was analyzed separately under EITF 96-19 to determine whether a modification or extinguishment of debt had occurred. The restructured loans with Banco Santander-Santiago, BBVA and Citibank N.A. are considered substantially different from the corresponding loans before the syndicated loan, therefore the unamortized balance of the corresponding proportion of capitalized expenses at the date of the restructure of the debt, was charged against income of the period. Under US GAAP, the restructured debt with Banco Estado is considered a modification and therefore the proportional previously unamortized costs continue to be amortized and proportional third party costs associated with the new debt were expensed.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The effect of these adjustments is included in net income and shareholders’ equity reconciliation to US GAAP as presented below.

a.13. Sale of portfolio - In Chilean GAAP, a portion of the Presto portfolio (installment payments on credit cards) was defined as sold in 2006 and the loss was deferred over the period of time that interest continued to accrue on the installment payments.

In U.S. GAAP, under FAS 140, this transaction qualified as a partial sale (servicing of the accrued interest was retained by the Company). The loss on the sale or transfer of the receivable would be recognized immediately on the transaction date. Therefore, the deferred loss in Chile GAAP has been recognized in the net income reconciliation in Note 25 a.14. No servicing liability has been incurred and it is impracticable to measure the fair value of any servicing asset, therefore its value is assumed to be zero.

a.14. Effect of Conforming to U.S. GAAP - The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2006 purchasing power and thousands of U.S. dollars).

			Year ended December 31,
			2004	2005	2006	2006
	Paragraph		ThCh$	ThCh$	ThCh$	ThUS$
Net income, in accordance with Chilean GAAP			10,955,386	43,256,830	39,652,587	74,480
Reversal of depreciation of the technical revaluation of property, revaluation of property, plant and equipment	a.4		31,396	31,396	31,396	59
Adjustment for deferred taxes	a.1		142,613	276,647	(107,139)	(201)
Amortization of severance indemnity prior service cost	a.6		(24,737)	(24,737)	(470,018)	(883)
Reversal of amortization of negative goodwill	a.5 (a	)	(375,097)	(339,861)	-	-
Reversal amortization goodwill Maquinsa S.A.	a.5 (b	)	814,338	814,338	814,338	1,530
Reversal amortization goodwill Carrefour S.A.	a.5 (c	)	1,230,633	1,239,539	1,239,540	2,328
Reversal amortization goodwill Alvi S.A.	a.5 (d	)	-	89,479	357,918	672
Reversal amortization others goodwill	a.5		47,328	47,455	42,410	80
Loss on forward exchange contract associated with purchase of Carrefour S.A.	a.7		(2,585,907)	-	-	-
Deferred tax from adjustments to U.S.GAAP	a.1		25,393	740,020	392,814	738
Capitalization of volume rebate on unsold inventory	a.9		(126,842)	(216,804)	(310,069)	(582)
Minority interest	a.8		(3,336)	(1,930)	(1,068)	(2)
Adjustment to net loss on sale of Supermercados Ekono Argentina S.A.	a.5 (e	)	-	1,464,461	-	-
Reversal of capitalized expenses on restructured loans	a.12		-	-	(78,749)	(148)
Reversal of capitalized interests on sale of portfolio	a.13		-	-	(694,784)	(1,305)
Indemnity adjustment for workforce rotation, etc.	a.6		-	-	(307,454)	(577)
Deficit during development stage	a.10		-	-	(2,053,438)	(3,857)
Unrealized loss on financial derivative	a.7		-	-	(169,036)	(318)
Net income in accordance with US GAAP			10,131,168	47,376,833	38,339,248	72,013
Other comprehensive income
Unrealized gain on marketable securities (net of tax)	a.3		156,455	208,384	(427,187)	(802)
Comprehensive income in accordance with U.S.GAAP			10,287,623	47,585,217	37,912,061	71,211

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The adjustments to reported net equity required to conform to U.S. GAAP are as follows (amounts are expressed in thousands of constant Chilean pesos using December 31, 2006 purchasing power and thousands of U.S. dollars):

	December 31,
			2005	2006	2006
	Paragraph		ThCh$	ThCh$	ThUS$
Shareholders' equity, in accordance with Chilean GAAP			498,559,776	517,910,855	972,803

Reversal of the technical revaluation
of property, plant and equipment	a.4		(2,031,157)	(2,031,157)	(3,815)
Reversal of the accumulated depreciation
of the technical revaluation of property,
plant and equipment	a.4		796,834	828,230	1,556
Deferred tax on adjustments to U.S. GAAP	a.1		208,217	601,031	1,129
Adjustments for deferred tax	a.1		(918,890)	(1,026,029)	(1,927)
Reversal of severance indemnity prior service cost	a.6		742,129	742,129	1,394
Amortization of severance
indemnity prior service cost	a.6		(272,111)	(742,129)	(1,394)
Indemnity adjustment for workforce rotation, etc.	a.6		-	(307,454)	(577)
Reversal of negative goodwill	a.5 (a	)	3,750,974	-	-
Reversal of amortization of negative goodwill	a.5 (a	)	(3,750,974)	-	-
Reversal of goodwill Maquinsa S.A.	a.5 (b	)	(1,796,788)	(1,796,788)	(3,375)
Reversal of amortization of goodwill Maquinsa S.A.	a.5 (b	)	6,912,889	7,727,227	14,514
Reversal of amortization of goodwill Carrefour S.A.	a.5 (c	)	2,470,172	3,709,712	6,968
Reversal amortization goodwill Alvi S.A.	a.5 (d	)	89,479	447,397	840
Reversal amortization others goodwill			255,687	298,097	560
Loss on forward exchange contract
associated with purchase of Carrefour Chile S.A.	a.7		(2,585,907)	(2,585,907)	(4,857)
Adjustment for difference for arbitration settlement
for Maquinsa S.A.	a.5 (b	)	(1,131,098)	(1,131,098)	(2,125)
Capitalization of volume rebate on unsold inventory	a.9		(772,446)	(1,082,515)	(2,033)
Reversal of capitalized expenses on restructured loans	a.12		-	(78,749)	(148)
Recognition of loss on sale of portfolio	a.13		-	(694,784)	(1,305)
Unrealized gain on marketable securities	a.3		520,622	-	-
Unrealized loss on financial derivative	a.7		-	(169,036)	(318)
One time cumulative adjustment under SAB 108	a.6		-	(449,383)	(844)
Minority interest	a.8		(3,344)	(4,412)	(8)
Shareholders' equity, in accordance with U.S. GAAP			501,044,064	520,165,237	977,038

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The changes in shareholders’ equity accounts determined under U.S. GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos using December 31, 2006 purchasing power):
ThCh$

Balance at January 1, 2004	316,016,716
Dividends declared	(10,155,698)
Capital increase	164,003,723
Expenses for share issuance	(2,655,453)
Price-level restatement related to capital increase	1,476,165
Comprehensive income for the year	10,287,623

Balance at December 31, 2004	478,973,076
Dividends declared	(26,898,989)
Comprehensive income for the year	47,585,217
Adjustment to net loss on sale of Supermercados Ekono Argenitna S.A. *	1,384,760

Balance at December 31, 2005	501,044,064
Dividends declared	(13,046,023)
Shares in treasury (1)	(5,295,482)
Comprehensive income for the year	37,912,061
One time cumulative adjustment under SAB 108 (net of tax)**	(449,383)
Balance at December 31, 2006	520,165,237

* See Note 25 a.5 (e)

** See Note 25 a.6

(1)
Shares in treasury corresponds to the repurchased of 36,000,000 shares, at an average price of Ch$146.56 per share, made by the Company in anticipation of the formalization of compensation plan for managers and executives of the Company and its subsidiaries, agreed to by the Extraordinary Meeting of Shareholders held on October 26, 2004, and which plan was approved by the Board of Directors in Ordinary Meeting held on June 27, 2006. At December 31, 2006 the Company has not signed any compensation plan agreement with its employees. Under US GAAP the repurchased stock is classified as Treasury Stock in Shareholders´ Equity.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b.	Additional Disclosure Requirements

b.1. Basic and diluted earnings per share:

	For the year ended December 31,
	2004	2005	2006
	Ch$	Ch$	Ch$
Chilean GAAP earnings per share	1.68	6.63	6.10
U.S.GAAP earnings per share	1.55	7.27	5.90
Weighted average number of common
shares outstanding (a)	6,520,000,000	6,520,000,000	6,503,505,839

(a)
For comparative purposes number of common shares outstanding in 2004, have been adjusted for stock split (see Note 13.a.). In July and August 2006, the Company repurchased 36,000,000 of shares maintained in Treasury (see Note 13.f).

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)
b.2. Reporting Comprehensive Income

U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

	December 31, 2004
	Unrealized gain (loss)		Accumulated Other
	on marketable		comprehensive
	securities	Effect of Tax	Income (loss)
	ThCh$	ThCh$	ThCh$

Beginning Balance	81,059	(18,711)	62,348
Credit (Charge) of the period	188,499	(32,044)	156,455
Ending balance	269,558	(50,755)	218,803

	December 31, 2005
	Unrealized gain (loss)		Accumulated Other
	on marketable		comprehensive
	securities	Effect of Tax	Income (loss)
	ThCh$	ThCh$	ThCh$

Beginning Balance	269,558	(50,755)	218,803
Credit (Charge) of the period	251,064	(42,680)	208,384
Ending balance	520,622	(93,436)	427,187

December 31, 2006
	Unrealized gain (loss)		Accumulated Other
	on marketable		comprehensive
	securities	Effect of Tax	Income (loss)
	ThCh$	ThCh$	ThCh$
Beginning Balance	520,622	(93,436)	427,187
Credit (Charge) of the period	(520,622)	93,436	(427,187)
Ending balance	-	-	-

The Company has determined that the investments represented by shares are defined as equity securities under FAS 115 and has accounted for them accordingly. In 2006 the Company sold all of its investments held in equity securities.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b.3. Income Taxes - The consolidated provision for income taxes charged to income is as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP:
Current tax expense
For the year	(7,786,575)	(9,598,093)	(9,015,374)
Prior year adjustment	(19,592)	1,189,272	(1,174,980)
Benefit from tax loss carry back	1,189,579	743,619	2,322,654
Deferred taxes
Change in deferred taxes	4,355,777	3,011,725	2,940,003
Effect of amortization of complementary accounts of
deferred tax assets and liabilities	(142,613)	(276,647)	107,139
Effect on assets and liabilities of deferred tax
from changes in valuation allowance	152,765	-	-
Total income provision under Chilean GAAP	(2,250,659)	(4,930,124)	(4,820,558)
U.S.GAAP Adjustments:
Deferred tax effect of applying SFAS No.109	142,613	276,647	(107,139)
Deferred tax effect of adjustments to U.S.GAAP	25,393	740,020	392,814
Total US GAAP adjustments	168,006	1,016,667	285,675
Total income tax provision under US GAAP	(2,082,653)	(3,913,457)	(4,534,883)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The consolidated U.S. GAAP deferred tax assets (liabilities) are summarized as follows:

	2005
	Short-term			Long-term
	SFAS N°109			SFAS N°109
	Applied to	SFAS N°109	Total	Applied to	SFAS N°109	Total
	Chilean	applied to	Deferred	Chilean	applied to	Deferred
	GAAP	U.S. GAAP	Taxes under	GAAP	U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS N°109	Balances	Adjustments	SFAS N°109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Property, plant and equipment		-	-	1,254,027	-	1,254,027
Severance indemnity	67,254		67,254	978,628	149,420	1,128,048
Allowance for doubtful accounts	1,712,351	-	1,712,351	-	-	-
Allowance for uncollectible sundry debtors	350,710	-	350,710	-	-	-
Vacation accrual	953,047	-	953,047		-	-
Other events	-	-	-	248,145	-	248,145
Allowance on inventory	22,104	-	22,104	-	-	-
Interest yield	93,653	-	93,653		-	-
Tax loss carryforwards (1)	1,303,999	-	1,303,999	14,360,002	-	14,360,002

Total deferred income tax assets	4,503,118	-	4,503,118	16,840,802	149,420	16,990,222

Deferred income tax liabilities:

Property, plant and equipment	-	-	-	5,366,577	(209,835)	5,156,742
Deferred charges	675,870	-	675,870	686,472	-	686,472
Leased assets	-	-	-	1,106,159	-	1,106,159
Marketable securities	-	93,436	93,436	-	-	-
Capitalization of volume rebate on unsold inventory	-	57,602	57,602	-	-	-
Capitalized interest	-	-	-	453,218	-	453,218

Total deferred income tax liabilities	675,870	151,038	826,908	7,612,426	(209,835)	7,402,591

Net deferred assets (liabilities)	3,827,248	(151,038)	3,676,210	9,228,376	359,255	9,587,631

Complementary Account	-	-	-	918,890	(918,890)	-

Net deferred assets (liabilities)	3,827,248	(151,038)	3,676,210	10,147,266	(559,635)	9,587,631

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

	2006
	Short-term			Long-term
	SFAS N°109			SFAS N°109
	Applied to	SFAS N°109	Total	Applied to	SFAS N°109	Total
	Chilean	applied to	Deferred	Chilean	applied to	Deferred
	GAAP	U.S. GAAP	Taxes under	GAAP	U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS N°109	Balances	Adjustments	SFAS N°109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Severance indemnity	176,347	-	176,347	1,228,526	144,309	1,372,835
Allowance for doubtful accounts	648,276	-	648,276	-	-	-
Allowance for uncollectible sundry debtors	289,381	-	289,381	-	-	-
Vacation accrual	899,582	-	899,582	-	-	-
Unrealized loss on financial derivative	-	28,736	28,736	-	-	-
Allowance on inventory	21,921	-	21,921	-	-	-
Capitalization of volume rebate on unsold inventory	-	184,028	184,028	-	-	-
Interest yield	165,926	-	165,926	-	-	-
Tax loss carryforwards (1)	2,604,796	-	2,604,796	18,981,105	-	18,981,105

Total deferred income tax assets	4,806,229	212,764	5,018,993	20,209,631	144,309	20,353,940

Deferred income tax liabilities:

Property, plant and equipment	-	-	-	4,913,184	(204,498)	4,708,686
Deferred charges	840,326	-	840,326	1,455,780	(131,500)	1,324,280
Leased assets	-	-	-	1,144,311	-	1,144,311
Capitalized interest	11,669	-	11,669	654,963	-	654,963

Total deferred income tax liabilities	851,995	-	851,995	8,168,238	(335,998)	7,832,240

Net deferred assets (liabilities)	3,954,234	212,764	4,166,998	12,041,393	480,307	12,521,700

Complementary Account	-	-	-	1,026,029	(1,026,029)	-

Net deferred assets (liabilities)	3,954,234	212,764	4,166,998	13,067,422	(545,722)	12,521,700

(1)	In Chile tax loss carryforwards may be utilized indefinitely.

The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable tax rate of 17% (Chilean statutory income tax rate) to U.S. GAAP pre-tax income as a result of the following:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Statutory tax rate	17.00%	17.00%	17.00%
Pretax U.S.GAAP income	12,213,821	51,290,290	42,874,131
Pretax income multiplied by the applicable tax rate	(2,076,350)	(8,719,349)	(7,288,602)
Differences in price-level restatement	(623,783)	(394,099)	1,757,485
Non-deductible items	(3,181,361)	(165,905)	(825,144)
Other deductible items	3,917,752	2,642,893	1,579,074
Tax credits	-	2,323,342	-
Other	(118,912)	399,661	242,304
Tax expense	(2,082,653)	(3,913,457)	(4,534,883)

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)
b.4. Cash flow information

i.
Management has determined its cash and cash equivalents under Chilean GAAP are equal to those as defined under SFAS No.95, for the years ended December 31, 2004, 2005 and 2006. Additionally, as noted below, the Company's cash flow used in or provided by in Chilean GAAP for operating activities, investing activities, and financing activities is the same.

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Cash provided by (used in) operating activities under Chilean GAAP	(14,262,567)	65,049,307	54,436,288
Reclassification (a)	-	(849,728)	(11,528,786)
Cash provided by (used in) operating activities under U.S.GAAP	(14,262,567)	64,199,579	42,907,502

Cash provided by (used in) financing activities under Chilean GAAP and U.S.GAAP	167,350,359	(21,330,506)	24,420,228

Cash used in investing activities under Chilean GAAP	(101,391,165)	(63,965,705)	(95,576,714)
Reclassification (a)	-	849,728	11,528,786
Cash used in investing activities under U.S.GAAP	(101,391,165)	(63,115,977)	(84,047,928)

(a)	The Company prepaid a long-term operating lease which payment was presented as an investment activity in Chile GAAP while in U.S. GAAP, it would be classified as operational.

Supplemental information on non-cash activity as required by SFAS 95 is presented in Note 23.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

ii.	Cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Cash	24,099,491	21,208,712	30,933,622
Mutual funds (fixed income securities)	35,666,170	38,630,308	1,230,589
Other current assets (1)	26,463,065	2,553,963	11,467,467

Total cash and cash equivalents under
Chilean GAAP and U.S.GAAP	86,228,726	62,392,983	43,631,678

(1)	Correspond to repurchase agreements (see Note 7). The detail is as follows:

Institutions	Principal amount		Interest rate (month)		Interest		Total
	2005	2006	2005	2006	2005	2006	2005	2006
	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Banchile S.A.	-	3,200,000	-	0.480	-	2,048	-	3,202,048
Corp Corredores de Bolsa S.A.	-	5,000,000	-	0.500	-	3,333	-	5,003,333
BCI Corredores de Bolsa S.A.	2,552,500	3,260,000	0.430	0.480	1,463	2,086	2,553,963	3,262,086
Total	2,552,500	11,460,000			1,463	7,467	2,553,963	11,467,467

b.5. Estimated Fair Value of Financial Instruments - U.S. GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair values are based on the following methods and assumptions:

•	Cash - The fair value of the Company’s cash is equal to its carrying value.

•	Marketable securities and cash equivalents - The fair value of the investments was determined based on market value.

•
Notes and accounts receivable and payable, sundry debtors and creditors - Short-term - The carrying amount of trade notes and accounts receivable and payable, and short-term debtors and creditors approximate fair value because of the short-term maturity of these instruments.

•
Notes and accounts receivable- Long-term - These correspond mainly to the long-term portion of the credit card receivables recorded by the indirect subsidiary Presto. The carrying amounts of trade notes and accounts receivable approximate fair value because of these instruments are valued at market interest rates.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

•	Due from and due to related companies - The carrying amounts of these accounts receivable and payable approximate fair value due to the fact that they yield interest at market interest rates.

•
Sundry debtors, long-term - The fair value of the account receivable from Disco is impracticable to determine as it has no maturity date and it is currently in litigation. For further details see note 9.b.1.

•	Derivative contracts - The fair value of the investments was determined based on market value.

•	Long-term debt and bonds - The fair value of the Company’s long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.

•	Commercial paper - The fair value of commercial paper is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.

•
Short-term debt - Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value of our short-term debt, the portion with fixed interest rates is insignificant.

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31,
	2005		2006
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	21,208,712	21,208,712	30,933,622	30,933,622
Marketable securities and cash equivalents	40,805,897	41,326,520	2,759,902	2,759,902
Short-term notes and accounts receivable, net	172,976,491	172,976,491	123,794,021	123,794,021
Long-term notes and accounts receivable	50,453,085	50,453,085	105,809,939	105,809,939
Short-term sundry debtors	33,376,714	33,376,714	19,429,597	19,429,597
Long-term sundry debtors	-	-	25,571,103	25,571,103
Derivative contracts - Cross currency swap	-	-	1,162,137	1,162,137
Due from related companies	1,570,093	1,570,093	1,562,703	1,562,703
Accounts payable	226,196,838	226,196,838	241,168,153	241,168,153
Bonds	141,024,880	141,095,391	153,439,772	165,251,422
Commercial paper	59,797,623	59,797,623	63,459,450	63,459,450
Due to related companies	6,331,536	6,331,536	-	-
Long-term debt	110,434,955	110,545,803	179,059,017	179,059,017
Sundry creditors	9,708,201	9,708,201	5,478,722	5,478,722

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet:

	2005
	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	392,541,551	(251,824)	13,789,782	406,079,509
Property, plant and equipment, net	618,916,557	(1,234,323)	-	617,682,234
Other assets	115,992,870	5,601,392	(8,200,531)	113,393,731
Total assets	1,127,450,978	4,115,245	5,589,251	1,137,155,474

Current liabilities	497,659,018	(318,979)	8,890,453	506,230,492
Long-term liabilities	131,207,896	1,946,593	(3,301,202)	129,853,287
Minority interest	24,288	3,344	-	27,631
Shareholders' equity	498,559,776	2,484,288	-	501,044,064
Total liabilities and shareholders' equity	1,127,450,978	4,115,245	5,589,251	1,137,155,474

	2006
	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	341,973,062	(1,777,298)	18,764,874	358,960,638
Property, plant and equipment, net	646,843,617	(1,202,927)	-	645,640,690
Other assets	216,588,454	7,271,464	(4,409,755)	219,450,163
Total assets	1,205,405,133	4,291,239	14,355,119	1,224,051,491

Current liabilities	411,205,413	37,536	8,766,935	420,009,884
Long-term liabilities	276,288,104	1,994,909	5,588,184	283,871,197
Minority interest	761	4,412	-	5,173
Shareholders' equity	517,910,855	2,254,382	-	520,165,237
Total liabilities and shareholders' equity	1,205,405,133	4,291,239	14,355,119	1,224,051,491

These reclassifications include ThCh$4,899,328 for 2005 and ThCh$9,997,939 for 2006, corresponding to long term portion of Allowance for Doubtful Accounts Receivable.

Deferred discount on issuance, expenses of placement and issuance costs of bonds included in other short-term assets by ThCh$608,551 (ThCh$707,640 in 2005) and other long-term assets by ThCh$6,396,397 (ThCh$3,301,203 in 2005) are reclassified to short-term and long-term liabilities respectively.

Shares in Treasury (repurchased stock) registered in Other Reserves column, in Shareholders´ Equity under Chilean GAAP, are reclassified to Treasury Stock in Shareholders´ Equity under US GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

ii.	Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present the following line items in conformity with U.S. GAAP.

The detail of the nature of adjustment to U.S. GAAP is disclosed in Note 25a.

	2004
	Chilean	Adjustments
	GAAP	U.S.GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	31,224,486	(120,183)	(3,141,355)	27,962,948
Non-operating expense, net	(18,018,441)	(872,041)	3,141,355	(15,749,127)
Income taxes	(2,250,659)	168,006	-	(2,082,653)
Net income	10,955,386	(824,218)	-	10,131,168

	2005
	Chilean	Adjustments
	GAAP	U.S.GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	69,498,425	(210,145)	(3,398,916)	65,889,364
Non-operating expense, net	(21,311,471)	3,313,481	3,398,916	(14,599,074)
Income taxes	(4,930,124)	1,016,667	-	(3,913,457)
Net income	43,256,830	4,120,003	-	47,376,833

	2006
	Chilean	Adjustments
	GAAP	U.S.GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	64,288,272	(3,804,367)	(7,676,078)	52,807,827
Non-operating expense, net	(19,815,127)	2,205,353	7,676,078	(9,933,696)
Income taxes	(4,820,558)	285,675	-	(4,534,883)
Net income	39,652,587	(1,313,339)	-	38,339,248

These reclassifications include ThCh$2,589,157 for 2004; ThCh$2,663,693 for 2005; and ThCh$7,177,729 for 2006, corresponding to financial expenses related to the credit card operations, ThCh$323,155 for 2004; ThCh$692,071 for 2005; and ThCh$585,402 for 2006 corresponding to expenses for donations; ThCh$(145,032) for 2004; ThCh$(43,152) for 2005; and ThCh$117,635 for 2006, corresponding to net gain (loss) in sale of fixed assets, which are included in non operating income / expenses in the consolidated income statements in Chilean GAAP and reclassed under U.S. GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

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

ThCh$

2007	11,188,670
2008	8,647,650
2009	8,239,185
2010	6,963,928
2011	5,592,227
Thereafter	37,725,515
Present value net minimum lease payments
78,357,175

Consolidated rental expense was ThCh$6,727,011, ThCh$9,745,095 and ThCh$6,499,763 for the years ended December 31, 2004, 2005 and 2006, respectively.

b.8. Segment Information

In 2004 and 2005, the Company was organized into three reportable segments: Hypermarket and Supermarket Format Credit Card and other. Effective January 1, 2006, the Company is organized into five reportable segments: Hypermarket and Supermarket Format, Credit Card, Real Estate and Pharmacies and other. Hypermarkets and Supermarkets represent two established store formats, allowing the Company to subdivide the market and target growth areas under the preferred format for the local market conditions. The formats provide the flexibility to match each store site with the format best suited to the surrounding area.

The Company’s store formats are one reporting segment (supermarket format/hypermarket formats) as defined under Statement of Financial Accounting Standards No.131. The Company has also identified its credit card operations as a segment. These operations consist of the financing of customer accounts receivable on a short-term and long-term basis. Effective January 1, 2006, the Company has identified its real estate and pharmacy operations as segments. Real estate operations are mainly derived from rental revenue, from kiosks, etc., within the supermarket and hypermarkets and malls. The Pharmacy segment reflects the operations of the Farmalider pharmacy stores.

The accounting policies of the segments are the same as those described in the summary of accounting policies included in the Chilean GAAP financial statements.

The Company operates only in Chile.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Summarized financial information concerning the segments of the Company and its subsidiaries is shown in the following table. Management uses operating income as its measure of performance for segments.

	Hypermarket
	and Supermarket	Credit
	format	card	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$
2004 (2)
Revenues	1,423,198,827	27,036,310	73,421,807	1,523,656,944
Segment gross profit	277,942,549	27,036,310	46,772,760	351,751,619
Identifiable assets	707,026,938	139,248,166	232,716,433	1,078,991,537
Goodwill (1)	33,220,371	-	-	33,220,371
Operating income	17,732,608	2,621,432	10,870,446	31,224,486
Depreciation and amortization	45,986,617	-	6,132,579	52,119,196
Capital expenditures	69,251,529	-	9,443,389	78,694,918

2005 (2)
Revenues	1,493,877,467	59,252,655	79,210,727	1,632,340,849
Segment gross profit	348,456,416	59,252,655	49,332,329	457,041,400
Identifiable assets	792,108,556	187,370,203	132,722,497	1,112,201,256
Goodwill (1)	38,564,209	-	-	38,564,209
Operating income	53,054,122	9,547,546	6,897,757	69,498,425
Depreciation and amortization	46,010,215	241,531	10,053,195	56,304,941
Capital expenditures	30,244,182	3,648,864	17,507,942	51,400,988

Old Basis 2006
Revenues	1,528,442,328	82,066,915	86,155,604	1,696,664,847
Segment gross profit	328,454,451	82,066,915	56,725,113	467,246,479
Identifiable assets	751,285,015	232,693,205	206,097,490	1,190,075,710
Goodwill (1)	37,251,951	-	-	37,251,951
Operating income	27,880,983	22,282,657	14,124,632	64,288,272
Depreciation and amortization	42,737,241	351,664	11,423,093	54,511,998
Capital expenditures	47,455,835	6,040,890	26,189,080	79,685,805

	Hypermarket
	and Supermarket	Credit
	format	card	Real estate	Pharmacies	Other	Total
New Basis	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2006
Revenues	1,528,442,328	82,066,915	18,526,848	38,709,392	28,919,364	1,696,664,847
Segment gross profit	328,454,451	82,066,915	18,526,848	9,632,459	28,565,806	467,246,479
Identifiable assets	751,285,015	232,693,205	127,340,045	1,768,327	76,989,118	1,190,075,710
Goodwill (1)	37,251,951	-	-	-	-	37,251,951
Operating income	27,880,983	22,282,657	4,186,563	(1,042,391)	10,980,460	64,288,272
Depreciation and amortization	42,737,241	351,664	3,658,134	47,716	7,717,243	54,511,998
Capital expenditures	47,455,835	6,040,890	22,476,608	523,756	3,188,716	79,685,805

(1)
The only change in goodwill from year to year is related to the amortization under Chilean GAAP. Information in this footnote is presented under Chilean GAAP as it represents the basis upon which the operational personnel evaluate the business.

(2)	Management of the Company has determined that it is impracticable to disclose its segment information on the same basis as defined in 2006 retroactively.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

Reconciliation of identifiable assets to total assets:

	2005	2006
	ThCh$	ThCh$

Identifiable assets	1,112,201,256	1,190,075,710
Corporate headquarters	15,249,722	15,329,423
Total assets	1,127,450,978	1,205,405,133

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

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The allowance for doubtful credit card accounts receivable was ThCh$19,325,266 at December 31, 2004, ThCh$18,557,012 in December 31, 2005 and ThCh$19,260,909 at December 31, 2006. See provisions and write-offs below.

The short - term and long - term components of the credit card loan receivables, net of allowance provision, are included in trade account receivable (See Note 5) and the detail is as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Short - term	114,519,062	122,089,262	78,770,725
Long - term	15,511,539	50,453,085	105,809,939
Total	130,030,601	172,542,347	184,580,664

Amount of past due (90 days) credit card loans at each year end were as follows:

ThCh$

2004	19,676,377
2005	10,552,035
2006	18,924,000

The Company’s policy for writing off accounts receivables is that a receivable is automatically written off upon attaining an overdue age of 180 days in 2006 and 2005 (365 days until 2004) after any installment payment recovered has been recorded.

The following summarizes the activity in the allowance for doubtful credit card accounts receivables for the periods indicated:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$

January 1, balance	15,146,699	19,325,266	18,557,012
Additional provisions	19,629,458	39,305,007	41,625,157
Write-offs, net	(15,450,891)	(40,073,261)	(40,921,260)
December 31, balance	19,325,266	18,557,012	19,260,909

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

The average interest rates and the range of interest rates charged to customers for the years presented, is as follows:

Description	2004	2005	2006

Average interest rate annual (%)	37.20	41.23	44.90
Interest income (ThCh$)	27,036,310	44,916,991	63,097,239
Range of interest rates monthly (%)	3.1 - 3.3	3.2 - 3.6	3.6 - 3.8

b.9. Concentration of risk

The Company believes it is not exposed to any unusual credit risk from any individual customer.

No single customer accounted for more than 10% of revenues for the years ended December 31, 2004, 2005 and 2006.

b.10. Schedule of long-term debt and bond maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$

2007	134,285,220
2008	19,445,504
2009	29,832,945
2010	20,466,566
2011	21,459,192
Thereafter	176,751,182

Balance at December 31, 2006	402,240,609

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b.11. Disclosure regarding interest capitalization:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Interest expense incurred	19,774,517	20,513,535	22,527,820
Interest capitalized under Chilean GAAP	1,259,411	165,708	500,775
Interest capitalized under U.S. GAAP	1,259,411	165,708	500,775

b.12. Advertising Costs

The Company expenses advertising costs as incurred. Consolidated advertising costs for the years ended December 31, 2004, 2005 and 2006 were ThCh$20,711,450, ThCh$30,344,052 and ThCh$26,287,225, respectively.

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

	2004	2005	2006
	ThCh$	ThCh$	ThCh$
	Dr (Cr)	Dr (Cr)	Dr (Cr)
OPERATING RESULTS
Net revenue	135,157,554	152,013,375	162,660,982
Cost of sales	(135,157,554)	(152,013,375)	(162,660,982)

The detail of the reclassification of net revenue to reduction of costs of sales in U.S. GAAP consists of the following:

Description	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Volume rebates	103,401,316	107,717,419	107,806,765
Slotting fees	8,104,475	16,630,656	21,636,730
Allowances for store opening and remodeling	3,823,687	1,342,097	2,197,587
Reinbursements for use of distribution network	19,828,076	26,323,203	31,019,900
Total	135,157,554	152,013,375	162,660,982

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

b.14. Valuation and Qualifying Accounts

		Additions
	Balance at	charged to				Balance
	beginning	costs and				at end of
	of period	expenses	Deductions		Other	period
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

December 31, 2004
Allowance for doubtful accounts	19,802,441	19,698,060	(16,437,992	)(a)	-	23,062,509
Allowance for inventory realization	-	-	-		-	-

December 31, 2005					-	-
Allowance for doubtful accounts	23,062,509	18,288,788	(18,409,928	)(a)	-	22,941,369
Allowance for inventory realization	-	130,023	-	(b)	-	130,023

December 31, 2006
Allowance for doubtful accounts	22,941,369	42,037,989	(42,044,828	)(a)	-	22,934,530
Allowance for inventory realization	130,023	128,947	(130,023	)(b)	-	128,947

(a)	Relates to write-offs of accounts receivable.

(b)	Relates to lower of cost or market adjustment taken on inventory.

b.15. Recent Accounting Pronouncements

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS”) that amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are no subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

In March 2006 the FASB issued SFAS No. 156 that amends FASB Statements No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

In June 2006, the FASB issued FASB Interpretation (FIN 48), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that will result from the adoption of FIN 48.

In September 2006, the FASB issued Statement of Financia1 Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective for fiscal years ending after November 15, 2006. The effects of the implementation of this bulletin have been recognized in retained earnings and the income statement of the year accordingly.

DISTRIBUCION Y SERVICIO D&S S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)

(Restated for general price-level changes)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

* * * * * *

Exhibit Number	Description
1.1	English translation of our Amended Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference)

2.1
English translation of Settlement Agreement between us and the Fiscalía Nacional Económica dated December 15, 2006, including Addendum, dated December 29, 2006, and Final Resolution from the Antitrust Court approving the Settlement Agreement, dated January 17, 2007 (filed herewith).

2.2	English translation of Merger Agreement between our controlling shareholders and the controlling shareholders of S.A.C.I Falabella (filed herewith).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on June 30, 2004 and incorporated herein by reference).

12.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Alejandro Droste pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Alejandro Droste pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).