Form 20-F
period 2007-12-31
DISTRIBUTION & SERVICE D&S SA
filed 2008-07-15
CIK 1046247

As filed with the Securities and Exchange Commission on July 15, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-7616

Distribución y Servicio D&S S.A.
(Exact name of Registrant as specified in its charter)

Distribution and Service D&S Inc.
(Translation of Registrant’s name into English)

The Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago, Chile
(56-2) 200-5000
(Address and telephone number of principal executive offices)

Alejandro Droste Bertolo (Chief Financial Officer)
Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago, Chile
Telephone: (56-2) 200-5000
Facsimile: (56-2) 200-5100
Email: adrsote@dys.cl
(Name, address, telephone number, facsimile number and e-mail of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock of Registrant represented by American Depositary Shares	New York Stock Exchange

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

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

ii

INTRODUCTION

Distribución y Servicio D&S S.A. is a corporation organized under the laws of Chile. We completed our initial public offering of common shares in Chile in December 1996. We listed our common shares on the New York Stock Exchange (“NYSE”) under the symbol “DYS” and completed an initial public offering of American Depositary Shares (“ADSs”) in the United States in October 1997. We conducted a preemptive rights offering to the holders of our ADSs in the United States in August 2004. We also listed our common shares on the Latibex (“Madrid Stock Exchange”) in December 2002. In addition, our common shares currently trade on the Bolsa de Comercio de Santiago (“Santiago Stock Exchange”), the Bolsa Electrónica de Chile (“Electronic Stock Exchange of Chile”) and the Bolsa de Valores de Valparaíso (“Valparaíso Stock Exchange”). Our principal executive offices are located at Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile. Our telephone number is (56-2)200-5000, our principal contact person is Alejandro Droste Bertolo and our website is www.dys.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States. Puglisi & Associates’ phone number is (302) 738-6680.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3—“Key Information—Risk Factors”, Item 4—“Information on the Company” and Item 5—“Operating and Financial Review and Prospects.” These forward-looking statements relate to, among other things:

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

From north to south, Chile is divided into 15 political subdivisions, each called a “Region.” These regions are the Arica and Parinacota Region, the Tarapacá Region, the Antofagasta Region, the Atacama Region, the Coquimbo Region, the Valparaíso Region, the Libertador General Bernardo O’Higgins Region, the Maule Region, the Bíobío Region, the Araucanía Region, the Ríos Region, the Lagos Region, the Aisén del General Carlos Ibáñez del Campo Region, the Magallanes and Antártica Chilena Region and the Metropolitan Region, which includes the City of Santiago.

We have computed the information contained in this annual report regarding annual volume, per capita growth rates and levels, market share, product segment, and population data in the supermarket industry based upon market statistics. Sales figures for the supermarket industry in Chile are based upon industry surveys by the Nielsen Company and the Asociación Chilena de Supermercados (“National Supermarkets Association”) and information reported by the Instituto Nacional de Estadísticas (“National Institute of Statistics,” or “INE”). Additional data was obtained from third parties and from our own research and estimates as well as the Chilean business media.

Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, which have been prepared in accordance with generally accepted accounting principles in Chile as in effect from time to time (“Chilean GAAP”), and the rules of the Superintendencia de Valores y Seguros (“Chilean Superintendency of Securities and Insurance,” or “SVS”). Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 25 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 25 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2005, 2006 and 2007 and our total shareholders’ equity at December 31, 2006 and 2007.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

General

The table below presents our selected financial and operating data at the dates and for the periods indicated. The summary consolidated financial information as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte Auditores y Consultores Ltda., independent registered public accounting firm, and are included herein. The summary consolidated financial information as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004, was derived from our consolidated financial statements, including the notes thereto, which were audited by Deloitte Auditores y Consultores Ltda. and are not included herein. The consolidated financial data should be read in conjunction with our consolidated financial statements, including the notes thereto, and with “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered by the financial statements.

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

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the observed exchange rate reported by the Chilean Central Bank for December 31, 2007, which was Ch$496.89 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts presented in this annual report could have been or could be converted into Chilean pesos or U.S. dollars, as the case may be, at any particular rate or at all.

Recent Developments

Launch of New Stores under the SuperBodega Acuenta Brand. In October 2007, we began the process of launching discount supermarkets under the SuperBodega Acuenta brand. As of May 31, 2008, we operate three discount supermarkets under the SuperBodega Acuenta brand name, located in the Valparaíso, Maule and Aracucanía Regions. SuperBodega Acuenta stores seek to leverage on what we perceive as the relatively low penetration of supermarkets into the low-income segments of the Chilean population by offering lower priced food and other items specifically targeting the needs and preferences of consumers in these segments. The low-income segments in Chile account for approximately 3.5 million families, which represent 77.5% of Chile’s total population according to figures provided by the INE. These supermarkets offer over 4,500 low-priced quality food and non-food items, focusing on foodstuffs, particularly our private label products (and specifically our SuperBodega Acuenta private label products), which represent approximately 40% of sales. As of May 31, 2008, SuperBodega Acuenta supermarkets derived 90% of their sales from food items (with the remaining 10% derived from non-food offerings such as apparel, electronics and appliances, housewares and furniture and general merchandise). The supermarkets follow a simple and austere design, presenting all products in a warehouse type setting. SuperBodega Acuenta stores have an average of 59 employees, all full time equivalent, 13 to 19 checkouts, an average selling area of 2,063 square meters (approximately 22,206 square feet) and are open from 8:00 a.m. to 10:00 p.m., seven days a week. All of our SuperBodega Acuenta stores are located in densely populated, low-income areas in close proximity to our consumers on owned properties or leased properties under long-term leases. While these stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

Termination of Merger with S.A.C.I Falabella. On January 31, 2008, the Tribunal de Defensa de la Libre Competencia (“Antitrust Court,” or “TDLC”) denied the request for authorization of a merger of our company with S.A.C.I. Falabella (“Falabella”). Subsequently, on March 3, 2008, the controlling shareholders of our company and of Falabella agreed, in the light of the anti-trust decision, to terminate their prior agreement of May 17, 2007, to merge the companies.

Issuance of Series E Bonds. On April 25, 2008, we issued 6.0 million UF (approximately US$ 243.2 million) aggregate principal amount of 2.6% Series E bonds due 2013 pursuant to an Indenture, dated December 29, 2006, as amended February 9, 2007 and April 3, 2008, between our company and Banco de Chile. Although we entered into this indenture in 2006, we did not offer nor place the bonds until 2008 as we opted in April 2007 for an alternative financing facility. See Item 5—“Operating and Financial Review and Prospects —Liquidity and Capital Resources – Debt” for more information on the UF 1.2 million bank loan entered into with Citibank, N.A. (Agencia en Chile). The indenture contains standard financial covenants and restrictions on our ability to engage in specified activities, including, but not limited to, limitations on indebtedness, minimum interest expense coverage ratio, limitations on liens and consolidated total equity requirements. See Item 5—“Operating and Financial Review and Prospects —Liquidity and Capital Resources – Debt” for more information on these covenants and restrictions. The proceeds from these bonds were used in their entirety to refinance our short-term indebtedness, including credit lines with Banco Santander-Chile and Banco Bilbao Vizcaya Argentaria Chile.

Entry into Syndicated Credit Agreement. On May 22, 2008, we entered into a Ch$ 61,200 million (approximately US$121.6 million) credit agreement with a syndicate of six banks, including Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile, in the form of a bullet loan with a variable interest rate of 180-day TAB (the Chilean inter-banking active interest rate) plus 45 basis points, maturing in two years. The credit agreement contains standard financial covenants and restrictions on our ability to engage in specified activities, including, but not limited to, limitations on indebtedness, minimum interest expense coverage ratio, limitations on liens, consolidated total equity requirements, prohibitions on capital reductions and changes in corporate purpose, limitations on layering and acceleration provisions. The proceeds procured from the syndicated credit agreement were used in their entirety to refinance our short-term indebtedness, including credit lines with Banco Santander-Chile and Banco Bilbao Vizcaya Argentaria Chile.

Selected Financial and Operating Data of D&S

	At and for the year ended December 31,
	2003		2004		2005		2006		2007		2007(1)
	(amounts in millions of constant Ch$ and millions of US$, except per share and per ADS information and percentages or as otherwise indicated)
INCOME STATEMENT DATA: Chilean GAAP:
Net revenue	Ch$	1,354,232	Ch$	1,636,408	Ch$	1,753,134	Ch$	1,822,218	Ch$	1,905,780	US$	3,835.4
Cost of sales		(1,049,286)		(1,258,626)		(1,262,272)		(1,320,395)		(1,365,292)		(2,747.7)
Gross profit		304,946		377,782		490,862		501,823		540,488		1,087.7
Selling and administrative expenses		(264,971)		(344,246)		(416,221)		(431,464)		(443,393)		(892.3)
Operating income		39,975		33,535		74,641		70,359		97,095		195.4
Non-operating income		1,728		3,282		4,501		5,392		2,719		5.5
Non-operating expenses		(21,576)		(25,034)		(25,570)		(29,348)		(37,720)		(75.9)
Net price-level restatement and foreign exchange gain (loss)		(1,015)		2,400		(1,819)		1,361		(483)		(1.0)
Non-operating loss		(20,862)		(19,351)		(22,888)		(22,595)		(35,484)		(71.4)
Income before income taxes		19,113		14,183		51,753		47,764		61,611		124.0
Income taxes		(5,412)		(2,418)		(5,295)		(5,177)		(8,930)		(18.0)
Net income	Ch$	13,701	Ch$	11,766	Ch$	46,458	Ch$	42,587	Ch$	52,681	US$	106.0
Basic and diluted earning per share(2)	Ch$	2.48	Ch$	1.80	Ch$	7.13	Ch$	6.55	Ch$	8.14	US$	0.016
Basic and diluted earning per ADS(3)		148.92		108.28		427.80		392.93	Ch$	488.31	US$	0.983
Dividends per share(4)	Ch$	2.69	Ch$	3.33	Ch$	2.15	Ch$	4.30	Ch$	4.00	US$	0.008
Dividends per ADS(3)(4)		161.10		199.76		128.88		258.00		240.0		0.483
Weighted average shares outstanding (in millions)(5) (17)		5,520		6,520		6,520		6,503		6,473
U.S. GAAP:
Net revenue	Ch$	1,243,966	Ch$	1,644,790	Ch$	1,589,872	Ch$	1,647,520	Ch$	1,726,675	US$	3,475.0
Operating income		36,508		30,032		70,765		58,029		84,429		169.9
Net income		17,163		10,881		50,883		41,176		53,699		108.1
Basic and diluted earning per share(2)	Ch$	3.10	Ch$	1.66	Ch$	7.81	Ch$	6.33	Ch$	8.30	US$	0.02
Basic and diluted earning per ADS(3)		186.55		100.13		468.24		379.91		498.00		1.00
Weighted average shares outstanding (in millions)(5) (17)		5,520		6,520		6,520		6,503		6,473
BALANCE SHEET DATA: Chilean GAAP:
Total current assets	Ch$	363,119	Ch$	433,471	Ch$	421,590	Ch$	367,279	Ch$	410,741	US$	826.6
Property, plant and equipment-net		581,803		675,954		664,717		694,710		753,683		1,516.8
Total assets		973,081		1,177,067		1,210,882		1,294,605		1,431,548		2,881.0
Short-term debt		157,254		114,904		234,527		147,480		283,957		571.5
Long-term debt		203,851		263,814		132,792		288,492		264,120		531.5
Total shareholders’ equity		351,398		517,931		535,453		556,236		562,641		1,132.3
Ratio of shareholders’ equity to capitalization(6)		59.8%		64.3%		69.0%		64.7%		66.3%
U.S. GAAP:
Total assets	Ch$	973,304	Ch$	1,179,330	Ch$	1,221,304	Ch$	1,314,631	Ch$	1,443,513	US$	2,905.1
Long-term debt		208,854		267,434		139,462		304,878		440,876		887.3
Total shareholders’ equity		339,402		514,417		538,121		558,657		566,080		1,139.2
OTHER FINANCIAL INFORMATION Chilean GAAP:
Capital expenditures	Ch$	51,420	Ch$	171,617	Ch$	68,128	Ch$	85,583	Ch$	122,834	US$	247.2
Depreciation and amortization		44,247		55,976		60,472		58,546		63,067		126.9
Net cash provided (used in) from operating activities		38,952		(15,318)		69,863		58,465		35,366		71.2
Financial Ratios(7) (Chilean GAAP):
Gross margin		22.5%		23.1%		28.0%		27.5%		28.4%
Operating margin		3.0%		2.0%		4.3%		3.9%		5.1%
Net margin		1.0		0.70		2.6		2.3%		2.8%
Current ratio		88.6%		111.2%		78.9%		83.2		68.1%
Financial debt/total shareholders’ equity		102.8%		73.1%		68.6%		78.4%		97.4

Operating Information:
Number of stores (at end of period):
Almac		—		—		—		—		—
Ekono		—		—		—		—		32
Express de Lider		26		23		27		44		49
Hiper Lider (9)		42		55		58		33		62
SuperBodega Acuenta		—		—		—		—		2

	At and for the year ended December 31,
	2003		2004		2005		2006		2007		2007(1)
	(amounts in millions of constant Ch$ and millions of US$, and except per share and per ADS information and percentages or as otherwise indicated)
Total		68		78		85		103		145	—
Total selling space		333,344		404,467		426,126		464,980		508,009	—
Average selling space per store(10)		4,902		5,185		5,013		4,735		3,503	—
Average sales per store (in millions)(11)(12)	Ch$	16,858	Ch$	16,982	Ch$	17,266	Ch$	14,619	Ch$	14,710	29.6
Increase (decrease) in same store sales(12)(13)		0.30%		1.60%		-1.30%		- 3.4%		0.5%	—
Sales per square meter (in millions)(12)(14)	Ch$	3.7	Ch$	3.5	Ch$	3.7	Ch$	3.4	Ch$	3.2	0.006
Total number of employees(15)		19,494		26,333		30,124		29,717		30,117	—
Sales per employee(12)(16)	Ch$	67.5	Ch$	64.1	Ch$	56.2	Ch$	57.3		65.1	0.13

(1)
Chilean peso amounts (except dividends) have been translated into U.S. dollars at the rate of Ch$ 496.89 per U.S. dollar, the Observed Exchange Rate at December 31, 2007. Dividends are translated at the Observed Exchange Rate on the date of payment. Such U.S. dollar transactions are presented for the convenience of the reader and should not be construed as representations that the Chilean peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

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

(8)	Includes stores formerly operated under the Almac and Ekono brands.
(9)	Includes stores formerly operating under the Lider and Lider Vecino brands.
(10)
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

(11)
Sales for the period divided by the average number of stores at the end of each month during the period. Includes sales from FarmaLider stores until 2006 (inclusive). Sales from our Ekono discount stores are excluded for 2007.

(12)	“Sales” set forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP.
(13)
Reflects increase (decrease) in net revenues of all stores open and operated by our company through out two corresponding financial periods and, consequently, excludes net revenues of stores opened or closed or which underwent renovation during either of such periods.

(14)
Sales for the period divided by the average square meters of selling space at the end of each month during the period. For the years prior to 2007, includes sales from FarmaLider stores (although the sales area of these stores is not included). Sales from our Ekono discount stores are excluded for 2007.

(15)	Number of full-time equivalent employees at period-end (company total).
(16)
Sales for the period divided by the average number of employees at the end of each month during the period (full time shifts in stores) including employees in FarmaLider stores for the years prior to 2007.

(17)
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

Exchange Rates

Chile has a free exchange system. There is a regulated exchange market known as the Mercado Cambiario Formal (“Formal Exchange Market”). Transactions taking place outside the Formal Exchange Market, which are lawful unless specifically prohibited, are deemed to occur in what is known as the Mercado Cambiario Informal (“Informal Exchange Market”). The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Chilean Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be performed through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Chilean Central Bank. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

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

Prior to September 2, 1999, authorized transactions by banks were generally transacted within a certain range above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Chilean Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. The Chilean Central Bank also announced that it would intervene in the exchange market only in special and qualified cases. The U.S. dollar has undergone pronounced depreciation since December 31, 2007. The observed exchange rate at March 31, 2008 and April 31, 2008, was Ch$437.71 and Ch$461.49, respectively. This has been attributed to the increasing price of Chile’s main export, copper. In 2007, the price of copper averaged US$3.229 per pound. The average price for the three years ending on December 31, 2007 was US$2.649 per pound. Since copper production accounts for 20.0% of Chile’s GDP (for the year 2007), the increase in price that copper has undergone during 2007 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso. However, during May 2008, the Chilean Central Bank intervened announcing that it would buy U.S. dollars from the Formal Exchange Market.

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. At December 31, 2007, the average exchange rate in the Informal Exchange Market was Ch$522.47, approximately 5.2% higher than the published observed exchange rate for such date, of Ch$496.89 per US$1.00. On May 31, 2008 the Chilean peso/U.S. dollar exchange rate was Ch$469.52 per U.S. dollar, on June 30, 2008, it was Ch$526.05 per U.S. dollar and on July 10, it was Ch$505.75 per U.S. dollar.

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

	Observed Exchange Rate (4)
Period	Low (1)		High (1)		Average		Year End

2003 (2)	Ch$	593.10	Ch$	758.21	Ch$	691.40	Ch$	593.80
2004 (2)		557.40		649.45		609.53		557.40
2005 (2)		509.70		592.75		559.86		512.50
2006 (2)		511.44		549.63		529.64		532.39
2007 (2)		495.49		548.67		523.69		496.89
December 2007 (3)		495.49		506.79		499.28		—
January 2008 (3)		463.52		498.05		480.90		—
February 2008 (3)		458.02		476.44		467.22		—
March 2008 (3)		431.22		454.94		442.94		—
April 2008 (3)		433.98		457.20		446.43		—
May 2008 (3)		461.49		479.54		469.52		—
June 2008 (3)		482.53		526.05		495.83		—
July 2008 (as of July 10)		505.75		529.25		515.35		—

(1)	Reflects pesos at historical values rather than constant pesos.
(2)	The average of observed exchange rates for pesos on the last day of each full month during the relevant period.
(3)	The average of closing observed exchange rates for pesos for each day of transactions during the month.
(4)	Transactions carried out on the previous bank business day reported by the Central Bank.

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

The supermarket industry in Chile is characterized by growing competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs on the basis of price, location, quality of products and services, product variety and store conditions. Through our Lider store formats (hypermarkets and supermarkets), we compete across the full spectrum of the supermarket industry in Chile with a number of national hypermarket and supermarket chains, smaller chains and unaffiliated independent food stores.

Additionally, there is a trend towards consolidation in the Chilean retail and supermarket industries. Our main Chilean competitor, Cencosud S.A., which owns Jumbo, Santa Isabel, Montecarlo and Las Brisas (the latter two are mostly operated under the Santa Isabel brand), acquired Almacenes Paris in 2005 through a tender offer. As a result of these acquisitions, Cencosud has recently become a stronger competitor in the Chilean market. Similarly, Falabella, the main department and home improvement store chain in Chile, acquired the supermarket chain San Francisco in 2004, thus expanding their operations into the supermarket industry. During 2005, Falabella started opening hypermarkets under the “Tottus” brand. We purchased in January 2004, Carrefour Chile S.A., also participating in the consolidation of the sector. In addition, during 2007 Chilean businessman, Alvaro Saieh, purchased Unimarc and shortly thereafter entered into a joint venture with Rendic. This joint venture later acquired several small and medium sized chains as well as a 40% stake in Montserrat. At December 31, 2007, the joint venture between the entities controlled by Mr. Saieh and Rendic had an estimated market share of 5.2% as reported by the Chilean business media. We have also participated in this consolidation trend from time to time by acquiring operations and leasing stores from regional chains in certain cities through long-term leases. Additionally, in 2004 we purchased Carrefour Chile S.A. If these or other competitors are successful in capturing market share, our results of operations or sales volume may be adversely affected.

The Chilean retail and supermarket industries may become saturated and prevent us from carrying out our plans for expansion through development and growth.

Our sales growth results from increases in sales in existing stores and through the addition of new stores. From 2003 through December 31, 2007, our average annual growth in supermarket floor space has been 11.2% while our average annual growth in sales has been 7.3%. Construction of new stores may have an adverse effect on same store sales of existing stores. Our same store sales increased by 0.5% in 2007 compared to 2006. If the Chilean retail and supermarket industries continue to expand and become saturated relative to the current purchasing power of the Chilean consumer, it may limit our ability to profitably exploit our existing stores or expand through new store openings.

The growth of our credit card operations may expose us to increased credit and financial risk, which may adversely affect our financial condition and results of operations.

Our Presto credit card business is a growing segment of our operations. Over the twelve months from December 31, 2006 to December 31, 2007, we increased our number of accounts in good standing by 5.8% from 1,588,852 to 1,681,458 account holders. From 2006 to 2007, our net revenues derived from credit card financial income increased 22.4% to Ch$123,939 million (unconsolidated figures) or 6.2% of our net revenue after consolidation. Our amounts past-due have increased 17.3% from Ch$20,324 million on December 31, 2006 to Ch$23,834 million on December 31, 2007 and as a percentage of total accounts receivable have decreased from 9.0% to 8.8%. On December 31, 2007, we had 1,681,458 accounts in good standing with credit outstanding of Ch$271,906 million (US$ 547.2 million), and we intend to continue to increase the number of account holders in the near term. Since June 2005, our Presto credit card, issued by our subsidiary Servicios y Administración de Créditos Comerciales Presto S.A., has been operating as what is known in Chile as an “open credit card”, that is, a credit card that may be used for the purchase and financing of purchases from any establishment or business that has previously affiliated with the credit card system.

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

•
Inability to Predict Future Charge-offs – The approaches we use to select our customers may not be as effective at predicting future charge-offs due to changes in the economy, which may result in higher incidence of delinquencies among our customers; and

•
Changes in Credit Card Use – A variety of social factors may cause changes in credit card use, including changes in consumer confidence levels, the public’s perception of the use of credit cards, and changing attitudes about incurring debt.

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

Chile has antitrust laws that limit the abuse of market share by a company in any particular industry. In the past several years, as a result of growing pressure from consumer advocacy groups, business organizations and other organizations, the Fiscalía Nacional Económica (“National Economic Prosecutor”) and the Antitrust Court, have tightened the regulation and oversight of the activities of retailers with large market share such as ourselves. On August 18, 2006, the National Economic Prosecutor filed a lawsuit against us and Cencosud S.A., our principal competitor, attempting to compel both companies to consult with the Antitrust Court regarding any future supermarket acquisitions or similar transactions. The lawsuit also sought to compel us to enter into written agreements with our supermarket suppliers setting forth certain generally applicable terms and conditions. On December 15, 2006, we entered into a settlement agreement with the National Economic Prosecutor, which was sanctioned by the Antitrust Court on January 17, 2007 that extracted us from this lawsuit. This settlement agreement affected only us and, as such, the lawsuit against Cencosud S.A continued. Pursuant to the settlement agreement, we have agreed to notify the National Economic Prosecutorof any future acquisitions, mergers or similar transactions involving supermarkets in Chile at least 30 days prior to such acquisition, merger or transaction. We must also prepare and abide by a set of self-imposed regulations concerning our relationships with domestic suppliers and our procurement policies. Among other things, such regulations establish the terms, conditions and fees relating to our agreements with suppliers, the manner in which we pay such suppliers and the mechanisms for amicable resolution of disputes between these suppliers and our company. In May of 2007, we implemented these regulations, known as Términos y Condiciones Generales de Aprovisionamiento (General Supply Terms and Conditions), which are publicly available on our website. For more information, see Item 4 — “Information on the Company—Regulation.”

In addition, on January 31, 2008, the Antitrust Court denied the request for authorization of a merger of our company with Falabella. The decision of the Antitrust Court argued, among other thing, that the combined operations of our company and Falabella would result in a substantial concentration of market power in the Chilean retail industry. Subsequently, on March 3, 2008, the controlling shareholders of our company and of Falabella agreed, in the light of the anti-trust decision, to terminate their prior agreement of May 17, 2007 to merge the companies.

Despite our agreement with the National Economic Prosecutor and our belief that our policies comply with applicable laws and regulations, we remain subject to regulatory supervision and Chilean authorities may pass stricter regulations in the future affecting our procurement policies and our ability to engage in strategic transactions. Such changes may constrain our ability to successfully implement our business strategy, which may adversely affect the success of our business.

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

We are currently involved in various legal challenges to recover the remaining amounts due in the Netherlands and Argentina. If we are unable to recover, or if we determine it is probable that we will be unable to recover, the remaining balance owed to us (currently US$47.5 million), plus interest and costs, we may be required to write off the amount in dispute, which would have an adverse effect on our results of operations for that period. For more information, see Item 4 — “Information on the Company—Legal Proceedings.”

Our controlling shareholders own a substantial majority of our share capital and exercise significant influence over board decisions.

Control of our company is vested in a series of companies beneficially owned or controlled by our controlling shareholders, Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and our controlling shareholders controlled 63.98% of our outstanding capital stock at December 31, 2007. Although no shareholders’ agreement or other agreement relating to the voting of our share capital currently exists between Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott, they have historically voted together in the decisions facing our company and are in a position to direct our management and to determine the result of substantially all matters to be decided by a shareholders’ vote, including:

•	the election of a majority of the members of our board of directors;

•	the determination of the amount of dividends we distribute (subject to the legally mandated minimum of 30% of net income);

•	the acquisition of assets;

•	the disposition of assets not exceeding 50% of the company’s assets; and

•	future issuance of debt securities not convertible into stock.

In addition, if the depositary does not receive voting instructions from a holder of ADSs on or before the date set by the depositary, such holder will be deemed to have instructed the depositary to give a discretionary proxy with full power of substitution to the president of our board of directors, or to a person designated by the president of our board of directors, to vote such shares on any such matter described under Item 10 — “Additional Information — Other Limitations.” For more information on the Depositary Agreement, see Item 10 — “Additional Information—The Deposit Agreement.”

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

Our operations are subject to extensive Chilean labor and employment regulation. Recent labor reforms in Chile have created new obligations and responsibilities for employers. In October, 2006, the Ley de Subcontratación (“Subcontracting Law”) was passed amending the Labor Code, making companies potentially jointly and severally liable for certain employment-related liabilities of their contractors and subcontractors. While we believe these reforms should not materially affect our operations, we cannot predict the effect of future reforms, regulations or jurisprudence. Any tightening of labor and employment regulations may result in increased liabilities and costs and could have an adverse result on our business and results of operations.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile and other emerging markets.

At December 31, 2007, all of our assets and revenues were located or generated in Chile. Supermarket sales show a high degree of correlation with the economic situation prevailing in the relevant market. Accordingly, our financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. Chilean economic conditions can be adversely affected by a variety of factors, most of which are beyond our control, including:

•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•	other political or economic developments in or affecting Chile;

•	regulatory changes or administrative practices of Chilean authorities;

•	inflation, including increases in food prices, and government policies to combat inflation;

•	currency exchange movements;

•	global and regional economic conditions;

•	copper prices, which influence the profitability of Chile’s copper exports;

•	increasing energy prices; and

•	other factors.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and, more recently, periods of significant appreciation, and could be subject to significant fluctuations in the future. In the period from December 31, 2006 to December 31, 2007, the value of the Chilean peso relative to the U.S. dollar increased by 6.7% in nominal terms. Since that date the U.S. dollar has continued depreciating. At March 31, 2008 and April 31, 2008, the Observed Exchange Rate was Ch$437.71 and Ch$461.49, respectively. However, during May and June the U.S. dollar appreciated in relation to the Chilean peso. The Observed Exchange Rate on May 31, 2008 and June 30, 2008 was Ch$479.54 = US$1.00 and Ch$526.05 = US$1.00, respectively. Our results of operations may be affected to some extent, though not materially, by fluctuations in the exchange rates between the peso and the U.S. dollar.

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

During 2007, the price of copper averaged US$2.649 per pound. The average price for the three years ending on December 31, 2007 was US$3.229 per pound. Since copper production accounts for 20% of Chile’s GDP (for the year 2007), the increase in price that copper has undergone during 2007 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso. Such appreciation could have an impact on the value of our ADSs and any distributions to be received from the depositary. During May 2008, the Chilean Central Bank intervened announcing that it would buy U.S. dollars from the Formal Exchange Market.

The Chilean market for our shares may be volatile and illiquid and such volatility and lack of liquidity may have adverse effects on the market for our ADSs.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The companies listed on the Santiago Stock Exchange, which is Chile’s principal exchange, had an aggregate equity market capitalization of approximately Ch$106,018,650 million (US$213,364 million) at December 31, 2007 and an aggregate average monthly trading volume of approximately US$4,336 million for 2007. The ten largest companies in terms of market capitalization at December 31, 2007, represented approximately 47.6% of the Santiago Stock Exchange’s aggregate market capitalization. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. For 2007, approximately 24.8% of the securities listed and traded on the Santiago Stock Exchange traded on 90% or more of the trading days.

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

Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of investments and earnings from investments. The ADS facility, however, is the subject of a Foreign Investment Contract among the depositary, us and the Chilean Central Bank, which grants the depositary and the holders of ADSs access to Chile’s Formal Exchange Market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents (although not binding on future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. However, additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition may be imposed in the future, and the duration or implications of any such restrictions that might be imposed are difficult to predict. If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the depositary were unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the Formal Exchange Market unless the withdrawn shares are redeposited with the depositary. If transferees are unable to access the Formal Exchange Market, they may be unable to convert peso amounts to dollars in connection with the sale of these shares.

Cash and non-cash dividends paid by us with respect to ADSs held by a foreign (non-Chilean) holder would be subject to a 35.0% Chilean withholding tax, which is withheld by our company. Stock dividends are not subject to Chilean taxation.

Chile has different corporate disclosure, governance and accounting standards than those you may be familiar with in the United States.

The securities laws of Chile which govern publicly listed companies, such as our company, impose disclosure requirements that are more limited than those in the United States in certain important respects. As a foreign private issuer, we are required to comply with most of the disclosure requirements of the Sarbanes-Oxley Act of 2002, but we are also exempt from many of the corporate governance standards the New York Stock Exchange applies to issuers that are U.S. companies. For a description of the main differences between Chilean corporate governance practices and the corporate governance standards of the New York Stock Exchange, see Item 10 — “Additional Information—New York Stock Exchange and Chilean Corporate Governance Requirements.”

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 25 to our audited financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity as of December 31, 2006 and 2007 reported under Chilean GAAP. From 2009, Chile will adopt International Financial Reporting Standards (“IFRS”) which also differ in important respects from U.S. accounting and financial reporting standards.

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

As of January 1, 2007, we began operating our business through our three main operating subsidiaries (all of which are controlled by Inversiones D&S Chile Limitada, a wholly owned subsidiary of Distribuición y Servicio D&S S.A.):

•	Comercial D&S S.A., which oversees all of the Company’s retail activities, including our supermarket operations operating under the Lider, Ekono and SuperBodega Acuenta brands.

•	Servicios Financieros D&S S.A., which oversees our financial businesses, including our Presto credit card; and

•	Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (“Saitec”), which oversees our real estate development operations.

We are Chile’s leading supermarket company in terms of sales, with an estimated market share in the supermarket industry of 32.6% for 2007 based on information on sales reported by the INE and public financial information provided by some companies. With over a century of experience in the distribution and sales of food and food-complementary items in the Chilean market, at December 31, 2007, we operated 145 stores in four store formats, including hypermarkets under our Hiper Lider brand, supermarkets under our Express de Lider brand, discount food stores under our Ekono brand and discount supermarkets under our SuperBodega Acuenta brand. During 2007, we opened 11 new Lider stores, six in the Metropolitan Region, with the remaining five in the Coquimbo, Bíobío and Aracucanía Regions. During 2007, we also opened 32 new Ekono stores, all in the Metropolitan Region. Over the last five years, we have increased our total number of stores from 68 to 145, of which 89 are located in the Metropolitan Region. In October 2007, we began the process of launching discount supermarkets under the newly developed SuperBodega Acuenta brand. As of May 31, 2008, we had opened three new SuperBodega Acuenta stores. Our expansion program currently projects the opening of nine new Lider stores in 2008, four under the Hiper Lider brand and five under the Express de Lider brand, 40 Ekono stores and seven SuperBodega Acuenta stores (two of them resulting from the transformation of Express de Lider stores). We had total net revenues for 2007 of Ch$1,905,780 million (US$3,835.4 million).

Currently, we operate two store formats under the Lider brand (excluding FarmaLider, which we no longer operate) as well as one store format under our Ekono brand and another store format under our recently launched SuperBodega Acuenta brand:

•
Our 63 Hiper Lider hypermarkets (which include compact hypermarkets formerly operated under the Lider Vecino brand) have an average selling space of 6,659 square meters (approximately 71,678 square feet), and offer “one-stop” shopping for traditional food items and non-food items such as apparel, electronics and appliances, housewares and furniture and general merchandise. In 2007, our hypermarkets generated 73.6% of our net revenues.

•
Our 49 Express de Lider supermarkets (formerly operated under the Lider Express brand) have an average selling space of 1,549 square meters (approximately 16,673 square feet), and emphasize quality groceries and perishables at low prices. In 2007, our supermarkets (including our two SuperBodega Acuenta discount supermarkets) generated 16.6% of our net revenues.

•
Our 40 Ekono discount food stores have an average selling space of 400 square meters (approximately 4,306 square feet), and emphasize a limited assortment of quality food items at low prices in a convenient neighborhood setting. Our Ekono stores are positioned as a low-cost food store and will compete with mom-and-pop grocers in neighborhoods. In 2007, our discount food stores generated 0.8% of our net revenues.

•
Our three SuperBodega Acuenta discount supermarkets have an average selling space of 2,049 square meters (approximately 22,055 square feet), and offer an assortment of 4,500 low-priced quality food and other items, including our private label products (and specifically our SuperBodega Acuenta private label products) in a in a warehouse type setting. Revenues generated by our two discount supermarket stores are accounted for together with the revenues from our Express de Lider supermarkets.

We also operate businesses complementary to our supermarket operations, including real estate development and financial services. These businesses and logistic revenues from our distribution center represented 9.0% of our net revenues in 2007.

Our Core Strengths

We believe our core competitive strengths provide us with a strong platform for successful deployment of Lider’s current strategy.

•
Chile’s value leader. Based on market surveys and our own monitoring of our competitors’ pricing, we believe we offer consumers the lowest overall prices of any major supermarket or hypermarket chain in Chile with the best quality-price ratio.

•
Chile’s leading supermarket company. Based on information on sales reported by the INE and public financial information provided by some companies, we estimate that at December 31, 2007 our market share in the Chilean hypermarket and supermarket industry was 32.6%, compared to an estimated market share of 29.4% for our nearest competitor. We believe our leading market position gives us access to the largest customer base of any Chilean supermarket company and helps us establish and maintain strong supplier relationships.

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

○
Offering Exceptional Value. Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services at a lower price than our competitors. Our focus on providing exceptional value includes:

•
Offering higher quality perishables. Perishables have historically formed the core of our business, representing 36.3% of our sales in 2007. We believe that by working closely with suppliers and investing in quality control we will be able to offer higher quality perishables, an essential factor to improving customer loyalty and, thus, increasing customer traffic at our stores.

•
Expanding our lines of private label products. In 2007, we fully reformulated our SuperBodega Acuenta line of products, improving quality standards, redesigning and repackaging such products and expanding the line to include over 160 grocery products. We also launched a new line of beauty care products, BGOOD, which includes 135 such products, complementing our existing Body+ line. In addition, we introduced a new line of over 120 premium private label food products from American food retailer Safeway to replace our President’s Choice products. We similarly continued our expansion of our Lider line of products in 2007, which included over 1,000 grocery products as of the end of the year, as well other new lines. As of December 31, 2007, our lines of private label mass consumption products (groceries, including beauty care products, and industrial perishables) included approximately 1,640 items. We intend to continue expanding such private label products, focusing on the development of innovative products, premium brands and non-food brands.

•
Building our “Mi Club Lider” loyalty program. In June 2006, we instituted the “Mi Club Lider” (My Lider Club) loyalty program at our supermarkets. The program offers our customers special discounts and rewards on a variety of the products we offer at our supermarkets, as well as cross-promotions with some of our financial services products. We believe this program will allow us to expand and consolidate the loyalty of our customers, while allowing us to monitor their needs, preferences and habits.

•
Continuing to expand our Presto credit card. We aim to make our Presto credit card the most convenient payment option for customers in our stores. In order to further consolidate this position, we intend to continue expanding the services, benefits and promotions available to holders of our Presto credit card.

○
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

•
Expanding our operations in Chile and abroad. We continuously explore and evaluate opportunities to expand our operations both in Chile and in other countries in Latin America. As part of this growth strategy, we intend to expand our supermarket operations and our complementary business (such as our financial services business and our real estate development operations) by opening new units and developing new commercial formats, such as our recently launched Superbodega Acuenta discount supermarkets. We also intend to capitalize on the favorable conditions of other underserved and underdeveloped markets outside Chile and expand to other Latin American countries. Our growth strategy includes:

○
Expanding our coverage. We opened 11 new Lider stores in 2007, including four Hiper Lider hypermarkets and seven Express de Lider supermarkets. During 2007, we also opened 32 new Ekono stores. We also opened one new shopping center under our real estate subsidiary, Saitec. We intend to continue expanding and plan to add 14 new stores by the end of 2008 and an additional 14 new stores by the end of 2009. These new stores will include both Lider and SuperBodega Acuenta stores. As such, assuming no further acquisitions, we project increased year-over-year selling space of 10% at year-end 2008 relative to 2007 and 20% at year-end 2009 relative to December 2007. We also plan to continue investing in the development of additional shopping centers, purchases of properties for development and refurbishing existing stores.

○
Developing new commercial formats. In January 2007, we began the process of launching discount stores under the Ekono brand. As of May 31, 2008, we operate 40 discount food stores under the Ekono brand name. We plan to have 72 and 112 such stores in operation by 2008 and 2009, respectively. Our primary focus on the expansion of these stores will be the more densely populated residential neighborhoods of the Metropolitan Region. Ekono stores combine the convenience that characterize neighborhood food stores with the lower costs of our Lider stores. Relative to our other store formats, these stores emphasize a limited assortment of quality food and non-food items, including our private label products. Ekono stores follow a simple and austere design, presenting all products in a pre-packaged format so as to eliminate the need for assisted sales. In October 2007, we continued expanding our commercial formats, launching discount supermarkets under the SuperBodega Acuenta brand. As of May 31, 2008, we operate three discount supermarkets under the SuperBodega Acuenta brand name. SuperBodega Acuenta stores seek to leverage on what we perceive as the relatively low penetration of supermarkets into the low-income segments of the Chilean population by offering lower priced food and other items specifically targeting the needs and preferences of consumers in these segments. The low-income segments in Chile account for approximately 3.5 million families, which represent 77.5% of Chile’s total population according to figures provided by the INE. These supermarkets emphasize an assortment of 4,500 low-priced quality food items, including our private label products (and specifically our SuperBodega Acuenta private label products). Like our Ekono stores, these supermarkets follow a simple and austere design, presenting all products in a warehouse type setting. While both our Ekono and SuperBodega Acuenta stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

○
Expanding beyond Chile. We intend to expand our operations to other Latin American countries with underserved and underdeveloped markets. Our focus will be on those markets that exhibit favorable macroeconomic, sociopolitical and demographic conditions, creating not only profitable operations, but also those with attractive growth potential.

History

We are a publicly-held open stock corporation (sociedad anónima abierta) organized and operating under the laws of the Republic of Chile. We were incorporated on September 17, 1985. We completed an initial public offering of our common shares in Chile in December 1996. We listed our ADSs on the New York Stock Exchange under the symbol “DYS” and completed an initial public offering of ADSs in the United States in October 1997. We also listed our common shares on the Madrid Stock Exchange in December 2002. In addition, our common shares currently trade on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange.

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

During the 1980s, we entered a new period of expansion. In 1984, we established our first Ekono supermarket in Santiago. In 1985, our company was incorporated as a distribution and service center for our related Almac and Ekono supermarkets. Over the next decade, we significantly increased our market presence by expanding our existing store formats. In 1995, we opened our first hypermarket store under the Lider tradename and began offering non-food products. Since 1995, we have focused our expansion on the Lider hypermarket format. We began offering our customers financial services with the launch of our Presto credit card in 1996. In 2003, we rebranded all of our stores under the Lider brand. From January 2007, we initiated the process of launching discount food stores under the Ekono brand. We also completed the shift of our Lider hypermarkets and Lider Vecino compact hypermarkets to the Hiper Lider brand and our Lider Express supermarkets to the Express de Lider brand. As of October 2007, we continued the expansion of our commercial formats, launching discount supermarkets under the SuperBodega Acuenta brand.

Our company has consolidated its presence both in the Metropolitan Region and most of Chile’s other regions with stores within reach of most of Chilean homes. In 2007, we opened 45 new stores, including four Hiper Lider hypermarkets, seven Express de Lider supermarkets, 32 Ekono discount food stores and two SuperBodega Acuenta discount supermarkets.

Our financial services division underwent significant growth both in terms of its organizational structure and in the number of customers and loans, closing the year 2007 with 1.7 million accounts in good standing and US$547.2 million in extended credit.

In December 2006, we transferred the operation of our 70 FarmaLider stores to Farmacias Ahumada S.A. (“FASA”), which began operating under the FASA and Farmacias Ahumada S.A. trade names. The actual transfer of the stores took place during January 2007.

At year-end 2007, our company, through its subsidiaries, operated 145 stores among its hypermarkets, supermarkets and discount stores and ten shopping centers. At year-end 2007, our company was operating in the Arica and Parinacota, Tarapacá, Antofagasta, Atacama, Coquimbo, Valparaíso, Libertador General Bernardo O’Higgins, Maule, Bíobío, Araucanía, Ríos, Lagos, Magallanes and Antártica Chilena and Metropolitan Regions.

On May 17, 2007, our controlling shareholders and the majority of the controlling shareholders of Falabella entered into an agreement providing for the merger of Falabella with our company. On January 31, 2008, the Antitrust Courtdenied the request for authorization of a merger of our company with Falabella. Subsequently, on March 3, 2008, the controlling shareholders of our company and of Falabella agreed, in the light of the anti-trust decision, to terminate their prior agreement of May 17, 2007, to merge the companies.

Our principal subsidiaries are Inversiones D&S Chile Limitada, Comercial D&S S.A., Servicios Financieros D&S S.A. and Saitec. For a complete list of our direct and indirect subsidiaries and our percentage of ownership in our subsidiaries, see Exhibit 8.1 “List of Subsidiaries” incorporated herein by reference.

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

Based on information on sales reported by the INE and public financial information provided by some companies we estimate that in 2007 the two largest supermarket chains in Chile accounted for approximately 62.0% of total supermarket net sales. In 2007, we accounted for approximately 32.6% of total net sales of the supermarket industry in Chile, which represented the highest total market share in Chile.

Increasing acceptance of supermarkets as principal outlets of foodstuffs and other household items in Chile has resulted in steady increases in supermarket sales. The total net sales of supermarkets in Chile grew at an average annual rate of 6.3% during the last five years, exceeding the 5.3% compound annual growth rate of GDP in Chile over the last four years. The growth of larger stores (including increased numbers of hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments such as anchor tenants, and a consolidation of ownership in fewer, larger supermarket chains, has been a developing trend in the Chilean supermarket industry during the last several years. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low-price and low-service strategy, while others pursue a strategy of moderate or higher prices accompanied by higher levels of service. Other important trends in the Chilean supermarket industry include increased funding of marketing costs by suppliers, expansion by leading chains into the regions outside the Metropolitan Region, the growth of private label products and increased demand for prepared foods.

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

Our Store Formats

At December 31, 2007, we operated 145 stores which together comprised 508,009 square meters of total selling space (approximately 5,468,209 square feet). Of the 145 stores we operated, 62 were Hiper Lider hypermarkets, 49 were Express de Lider supermarkets and 32 were Ekono discount stores. In addition, in October 2007, we began the process of opening discount supermarkets under our newly launched SuperBodega Acuenta brand. At December 31, 2007, we operated two SuperBodega Acuenta discount supermarkets.

The following table sets forth data by store classification at and for the year ended December 31, 2007:

	Number of Stores	Total Selling Area(1)	Average Selling Area per Store(1)	Average Sales per Square Meter(2)(3)	Number of Employees(4)	Sales Per Employee(2)

Hypermarket and Compact Hypermarket – Hiper Lider(5)	62	414,349	6,651	3.1	18,888	69.8
Supermarket – Express de Lider(6)	49	76,725	1,566	3.8	5,660	53.4
Discount Store – Ekono	32	12,809	400	1.6	347	51.9
Discount Supermarket – SuperBodega Acuenta	2	4,126	2,063	1.6	117	34.5
Total	145	508,009	3,504	3.2	25,012	65.1

(1)	In square meters. Each square meter is equivalent to 10,764 square feet.
(2)
In millions of constant Chilean pesos. “Sales” sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales is equal to net revenues under U.S. GAAP. Considers sales for the period divided by the average number of full-time employees at the end of each month during the period.

(3)	Average square meters.
(4)	Full-time equivalent employees at December 31, 2007 working in stores.
(5)	Includes stores formerly operating under the Lider and Lider Vecino brands.
(6)	Includes stores formerly operating under the Lider Express brand.

The following table sets forth, for the periods indicated, the net revenues from our supermarket operations by store format and the respective percentage of our total net revenues each format represents:

	Year ended December 31,
	2005			2006			2007
	Net Revenues		% of Total Net Revenues	Net Revenues		% of Total Net Revenues	Net Revenues		% of Total Net Revenues
	(in millions of constant Ch$)
Hiper Lider(1)	Ch$	1,429,938	81.6%	Ch$	1,367,844	75.1%	Ch$	1,403,003	73.6%
Express de Lider(2)(3)		174,486	9.9%		273,702	15.0		314,708	16.5%
Ekono(4)		—	—		—	—		14,787	0.8%
SuperBodega Acuenta		—	—		—	—		1,325	0.1%
FarmaLider		38,734	2.2%		41,574	2.3%		—	—%
Other(5)		109,976	6.3%		139,098	7.6%		171,957	9.0%
Total	Ch$	1,753,134	100%	Ch$	1,822,218	100%	Ch$	1,905,780	100%

(1)	Includes stores formerly operating under the Lider and Lider Vecino brands.

(2)	Includes stores formerly operating under the Lider Express brand.
(3)	Includes supermarkets formerly operated under the Almac and Ekono brands.
(4)	Includes discount stores launched in January 2007.
(5)	“Other” includes revenues from financial services, logistics services and real estate operations.

Hypermarkets and Compact Hypermarkets – Hiper Lider

At December 31, 2007, we operated 62 Hiper Lider hypermarkets (63 as of May 31, 2008) of which 33 are located in the Metropolitan Region. As of January 2007, we began the process of rebranding all of our Lider hypermarkets and Lider Vecino compact hypermarkets under the Hiper Lider brand name—a process which we completed by the end of 2007. The Hiper Lider hypermarket, which was modeled after European hypermarkets and was introduced to Chile in 1995, is characterized by floor space of between 2,814 and 13,243 square meters (respectively and approximately 63,066 and 142,548 square feet), offering, in addition to traditional foodstuffs, non-food items such as apparel, electronics and appliances, housewares and furniture and general merchandise. Hiper Lider hypermarkets typically occupy strategic sites at the intersection of major thoroughfares connecting communities, allowing us to service various communities with one store. The Hiper Lider sites have ample parking space and are generally developed in conjunction with an assortment of complementary stores, such as video stores, fast food franchises, hardware superstores, cinemas, food courts and pharmacies. Hiper Lider stores have an average of 305 employees, all full-time equivalent, 20 to 73 checkouts, an average store size of 6,651 square meters (approximately 71,591 square feet), and are generally open from 9:00 a.m. to 10:00 p.m., seven days a week. Our Lider stores offer “one-stop” shopping in an easily accessible store layout. In some of our Lider stores we also have moderately priced cafes and restaurants.

Net revenues of our Hiper Lider hypermarkets totaled Ch$1,403,003 million (US$2,823.6 million) in 2007, accounting for 73.6% of our total net revenues in 2007.

Supermarkets – Express de Lider

At December 31, 2007, we operated 49 supermarkets (50 as of May 31, 2008) under the Express de Lider brand name (formerly operated under the Lider Express brand), 24 of which are located in the Metropolitan Region. Express de Lider stores are traditional neighborhood supermarkets providing a friendly atmosphere and personalized attention. These stores emphasize the food products offered, which include a broad assortment of quality perishables and groceries. Additionally, these supermarkets offer a variety of prepared dishes. Express de Lider stores have an average of 116 employees, all full-time equivalent, 7 to 37 checkouts, an average selling area of 1,566 square meters (approximately 16,856 square feet) and are generally open from 8:30 a.m. to 10:00 p.m., seven days a week.

Net revenues of our Express de Lider supermarkets totaled Ch$314,708 million (US$633.4 million) in 2007, accounting for 16.5% of our total net revenues in 2007.

Discount Food Stores - Ekono

At December 31, 2007, we operated 32 discount food stores (40 as of May 31, 2008) under the Ekono brand name, all of which are located in the Metropolitan Region. Ekono stores combine the convenience that characterize neighborhood food stores with the lower prices of our Lider stores, directly competing with mom-and-pop grocers. These stores emphasize a limited assortment of quality food and non-food items, including our private label products, which represent approximately 30% of sales. The stores follow a simple and austere design, presenting all products in a pre-packaged format so as to eliminate the need for assisted sales. Ekono stores have an average of 11 employees, all full-time equivalent, 4 checkouts, an average selling area of 400 square meters (approximately 4,306 square feet) and are open from 8:00 a.m. to 10:00 p.m., seven days a week. Half of our Ekono stores are located on leased properties under long-term leases, with the other half located on property owned by us. While these stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

Net revenues of our Ekono stores totaled Ch$14,787 million (US$29.8 million) in 2007, accounting for 0.8% of our total net revenues in 2007.

Discount Supermarkets- SuperBodega Acuenta

In October 2007, we began the process of launching discount supermarkets under the SuperBodega Acuenta brand. As of May 31, 2008, we operate three discount supermarkets under the SuperBodega Acuenta brand name, located in the Valparaíso, Maule and Araucanía Regions. SuperBodega Acuenta stores seek to leverage on what we perceive as the relatively low penetration of supermarkets into the low-income segments of the Chilean population by offering lower priced food and other items specifically targeting the needs and preferences of consumers in these segments. The low-income segments in Chile account for approximately 3.5 million families, which represent 77.5% of Chile’s total population according to figures provided by the INE. These supermarkets offer over 4,500 low-priced quality food and non-food items, focusing on foodstuffs, particularly our private label products (and specifically our SuperBodega Acuenta private label products), which represent approximately 40% of sales. As of May 31, 2008, SuperBodega Acuenta supermarkets derived 90% of their sales from food items (with the remaining 10% derived from non-food offerings such as apparel, electronics and appliances, housewares and furniture and general merchandise). The supermarkets follow a simple and austere design, presenting all products in a warehouse type setting. SuperBodega Acuenta stores have an average of 59 employees, all full time equivalent, 12 to 13 checkouts, an average selling area of 2,063 square meters (approximately 22,206 square feet) and are open from 8:00 a.m. to 10:00 p.m., seven days a week. All of our SuperBodega Acuenta stores are located in densely populated, low-income areas in close proximity to our target consumers on owned properties or leased properties under long-term leases. While these stores have low margins, we believe their low operating costs and low capital requirement make them an attractive investment.

Net revenues of our SuperBodega Acuenta stores totaled Ch$1,325 million (US$2.7 million) in 2007, accounting for 0.1% of our total net revenues in 2007.

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

Real Estate Development. We develop and manage neighborhood shopping centers, where we lease commercial locations to both big stores (department stores and home improvement centers) and small retail locations. Additionally, we rent small spaces to retailers in the foyers of our stores and adjacent to our stores. We select tenants that are complementary to our stores, such as photo shops and laundromats, in order to draw more traffic to our stores. See Item 4— “Information on the Company —Real Estate Development Division.”

Financial services. Our financial services division operates the Presto credit card, which extends revolving credit and installment payment options to our customers with respect to all their purchases and develops other financial busniesses complementary to our supermarket and credit operations. See Item 4— “Information on the Company —Financial Services Division.”

Pharmacy - FarmaLider. In December 2006, we transferred the operation of our 70 FarmaLider stores to FASA, which began operating under the FASA and Farmacias Ahumada S.A. trade names. In exchange for this transfer, FASA has agreed to use and promote our Presto credit card as a means of payment in all its stores throughout Chile. We will receive a portion of FASA’s revenues. The agreement will be in effect until December 31, 2020, and it will be renewed automatically for five year terms unless either party notifies the other of its intention not to renew it. The actual transfer of our FarmaLider stores was completed in January 2007.

Our Pricing and Marketing Strategy

Pricing. Part of our strategy is to be the supermarket chain with the best price position and the best quality-price ratio in Chile. We expect to achieve, over the long term, a lower price position with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store with the best quality-price ratio. Although our promotional offers are generally the same in all our stores, we otherwise manage our pricing strategy in clusters of stores with reference to the prices of specific local competing stores. A significant component of this strategy is our offering of private label products under the “Lider” brand name and other private brands (E!, SuperBodega Acuenta and Buffet, among others) which permit us to offer lower prices at moderate gross margins as well as improved bargaining power with suppliers. See Item 4— “Information on the Company —Our Products —Non-Food Products —Private Label Products.” Our strategy also comprises special incentives for the holders of our Presto credit card.

Marketing. Hiper Lider and Express de Lider pursue a joint marketing strategy designed to reinforce Lider’s image of providing exceptional value. We continue, however, to make extensive use of in-store promotions and signage to offer sales and particularly low priced items.

Ekono stores were launched without any substantial marketing activity, as their business strategy requires them to keep costs as low as possible, in order to keep their prices very competitive. These stores are designed to attract customers that live or work close to these stores, so large scale marketing is not necessary for their promotion. As of May 31, 2008, we have not carried out any specific marketing activities for our Ekono stores, except for fliers and small ads in neighborhood magazines.

As with our Ekono stores, our SuperBodega Acuenta stores emphasize low prices in all product lines and were launched without significant marketing. Our marketing for these stores does not include mass media marketing; instead, we distribute fliers and post signage in the vicinity of SuperBodega Acuenta stores.

We have also focused our marketing efforts on mass media, especially television and radio. The ongoing concern for our customer’s interests was manifested during 2006 with the public launching of the “Customer Management” program, directed by Josefina Correa, who represents Lider customers within the Company. This program is aimed at assuring customers that Lider is a company which is close to them and understands their needs. The slogan for this program, “A little help”, highlights the promotions and other benefits that are available through shopping at Lider stores. We have periodically distributed printed materials through the press and within our stores such as weekly leaflets or bi-weekly catalogs and have focused on catalogs for specific seasonal campaigns such as “Summer”, “Outdoors”, “Back to School” and “Christmas.” These campaigns are mainly oriented toward non-food products and special food campaigns for specific holidays such as “Independence Day” and “New Year’s Eve.” Consolidated advertising expenses represented 1.2% of our net revenues in 2007. In past years, this percentage has been 1.9% and 1.5% of our net revenues in 2005 and 2006, respectively.

In order to continue providing our customers with greater and better services, in June 2006 we instituted the My Lider Club loyalty program at our supermarkets. The program offers our customers special discounts, rewards and rebates on a variety of the products sold at our supermarkets, as well as cross-promotions with some of our financial services products, including our Presto credit card. As of December 31, 2007, over 3.4 million customers were enrolled in this program, which accounted for over 77% of all sales at our Lider hypermarkets and supermarkets. We believe this program will allow us to expand and consolidate the loyalty of our customers, while allowing us to monitor their needs, preferences and habits. This knowledge will lead to improvements in our capabilities in terms of assortment, inventory management and overall operations at the store level, as well as increased efficiency in purchasing and marketing activities.

Our Products

Product Mix. Our product mix varies according to the store format, with our larger formats offering a greater variety and number of stock keeping units, or SKUs, and a higher proportion of non-food items. The following table sets forth our product mix by store category:

	Percentage of Selling Space by Product Category Year ended December 31, 2007
	Groceries(1)	Perishables	Non-food Products(1)	Total

Hiper Lider(2)	33%	26%	41%	100%
Express de Lider(2)	57%	40%	3%	100%
Ekono	72%	25%	3%	100%
SuperBodega Acuenta	52%	19%	29%	100%

(1)	“Non-food products” includes apparel, electronics and appliances, housewares and furniture, pharmaceuticals and general merchandise.
(2)	Includes stores formerly operating under the Lider and Lider Vecino brands.
(3)	Includes stores formerly operating under the Lider Express brand.

In addition to the foregoing, we have installed family-style cafeterias and coffee shops at certain locations in order to increase the use of Lider stores as destinations apart from traditional grocery stores.

The following table sets forth, for the periods indicated, each product category’s percentage contribution to our sales:

	Percentage Contribution to Sales by Product Category Year ended December 31,
	2005	2006	2007

Groceries	46.7%	46.7%	48.6%
Perishables	33.7%	34.9%	36.3%
Apparel	5.9%	4.8%	4.5%
Electronics and appliances	3.5%	3.5%	3.3%
Housewares and furniture	2.3%	2.3%	2.1%
Other non-food products(1)	7.9%	7.8%	5.2%
Total	100.0%	100%	100%

(1)
Percentages are of our total product sales from our retail operations and sets forth net revenues under Chilean GAAP, excluding vendor allowances. As such, sales are equal to net revenues under U.S. GAAP. “Other non-food products” includes sporting goods, toys, office supplies, general merchandise and pharmacy products for the years 2005 and 2006. In 2007 “other non-food products” does not include pharmacy products since we transferred the pharmacy operations to FASA in December 2006.

Groceries. Grocery sales represented 48.6% of our sales in 2007. Along with our perishable offerings, grocery products have historically formed the core of our business. Our grocery product offerings comprise a wide variety of consumer packaged goods such as cereals, jellies, sauces, canned food items, paper towels and assorted paper products, hygiene and beauty aids. Our main long-term goal with respect to our grocery products is to have the best price positioning in the market with respect to the total price of a basket of goods purchased at our stores versus the same basket of goods purchased at a competitor’s store. We believe that by maintaining consistently better price positioning than our principal competitors with respect to our grocery products, we can generate a greater amount of customer traffic in our stores.

Perishables. Sales of our perishable products represented 36.3% of our sales in 2007. Along with our grocery products mentioned above, sales of perishables have historically formed the core of our business. Our perishables include a wide variety of traditional food products, such as meats, fish, dairy products, fruits and vegetables, frozen foods, bakery goods and prepared foods and include a wide array of private label products. Our main strategy for our perishable products is to increase the quality of our products. We believe that by increasing the product quality and customer service levels in relation with our perishables we will be able to improve customer loyalty and, thereby, increase customer traffic and improve net sales of these products.

Non-Food Products

Sales of non-food products (including pharmacy sales) represented 15.2% of our sales in 2007. In order to increase our share of the Chilean consumer’s wallet and to take advantage of our high customer traffic levels, we sell products such as apparel, electronics and appliances, housewares and furniture and general merchandise. Many of our purchases in these areas are made abroad through our worldwide network of suppliers.

Apparel. Our apparel department seeks to provide customers of all ages with a reliable source of basic non-fashion clothing items, including underwear, jeans, skirts, pants, blouses, shirts, t-shirts, shoes and basic accessories of reasonable quality at affordable prices. In 2007, sales of our apparel products accounted for 4.5% of our sales. Our apparel department consists primarily of private label brands catering to women, men and infants. Our marketing strategies and the layout of our apparel department aim to create strong brand identification with our BLVD private label, as an affordable brand that is similar in quality to those offered at department stores.

Electronics and Appliances. The electronics and appliances we offer in our stores include products manufactured by well-known manufacturers, as well as a growing number of our own products marketed under our Gröven and Haus private labels. In 2007, sales of electronics and appliances were 3.3% of our sales. Our main strategy regarding home electronics and appliances is to offer a diverse assortment of these products. During 2007, we expanded the amount of home computing products available in our stores through cross-selling with our Presto credit card in order to take advantage of the growth in this sector in Chile.

Housewares and Furniture. Our housewares department offers our customers an assortment of products in the areas of home decorating, including bath and kitchen supplies, and home improvement, including hardware and furniture. In 2007, sales of housewares generated 2.2% of our sales. In addition to the products we offer that are manufactured and marketed by other manufacturers, we also market a growing number of products under our Haus private label, including general kitchen products, decorating supplies and furniture. Our main strategy regarding our housewares involves further marketing of our Haus private label. To increase awareness of our Haus products, we offer seasonal promotions around holidays such as Christmas and Easter. As with our electronics and appliances, we seek to offer our housewares at a discernible price differential versus our department store rivals.

Other General Merchandise Products. We also offer a variety of other non-food products, including sporting goods, toys, office supplies, auto parts and pet supplies. In 2007, sales of other non-food products were equal to 5.2% of our sales. We offer the following private labels in these categories: Paragon (sporting goods), Toi (toys) and Alquimia (office supplies).

Private Label Products

Sales of our private label products represented 12.2% or Ch$124,470 million (US$250.5 million) of our sales of mass consumption products (groceries, including beauty care products, and industrial perishables) in 2007, which corresponded to 66% of our total store sales. In groceries (including beauty care products), they accounted for 11.4% or Ch$99,544 million (US$200.3 million) of 2007 net groceries sales, while in perishables our private labels represented 16.9% or Ch$24,926 million (US$50.2 million) of 2007 net perishables sales. In beauty care products, private label sales represented 4.6% or Ch$5,625 million (US$11.3 million) of 2007 net beauty care sales. Private labels have become very prominent in the non-food area. In 2007, private label products accounted for 21.2% of our sales in general merchandise, 74.9% in housewares and furniture, 7.9% in electronics and appliances, 84.3% in apparel and 44.3% for our non-food area (excluding pharmacy sales) as a whole.

We seek to achieve three primary goals through the use of our private labels:

•	generate customer recognition of our image as a low price provider of high quality products;

•	increase the profitability of sales of both food and non-food products; and

•	increase brand loyalty by offering high quality goods that customers can only find at our stores.

Our proprietary private labels include the following: Lider (groceries and perishables), E! (groceries and perishables for our Ekono stores), Buffet (perishables), SuperBodega Acuenta (groceries, perishables and housewares), BLVD (apparel), Haus (housewares), Gröven (electronics), Paragon (sporting goods), Toi (toys), Body Plus (health and beauty products of premium quality) and Alquimia (office supplies), among others. We also sell groceries under our Safeway, Safeway Select and Organics brands, private labels owned by the American food retailer, Safeway, which are sold exclusively in Chile in our stores.

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

A key aspect is the quality of the products that are offered. The products that Lider offers on sale at our hypermarkets and supermarkets are produced under strict quality control conditions which are constantly monitored. It is within this framework that Lider Punta Arenas obtained the certification of the HACCP standard (Hazard Analysis and Critical Control Points) in 2006, which is currently being implemented in 17 other Lider stores and will soon be extended to all of the stores owned by the Company. Our ongoing concern for our customers’ interests was manifested during 2006 with the public launching of the “Customer Management” program directed by Josefina Correa. She represents Lider customers within the Company. My Lider Club is another initiative implemented in 2006, which focused on improving the shopping experience at our supermarkets and rewarding our customers’ loyalty by offering them cash back for purchases at Lider. The creation of My Lider Club reflects how important it is that the Company understands as much as possible about its customers and attempt to create bonds with the customer to engender brand loyalty. This also allows us to incorporate the knowledge we gain from these customers into our decision making process. Lider registers more than 16 million transactions with our customers per month, and the implementation of this program allows us to relate these transactions to individuals. It also enables us to identify our best customers and see what they purchase, what time they shop, their consumption preferences, etc. My Club Lider provides all the information necessary to make our customers’ lives easier by allowing us to best respond to their needs.

Seasonality

Historically, we have experienced distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. During this period, we promote the sale of non-food items, particularly by discounting imported goods, such as toys, throughout the Christmas holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter which represented 27.3% of total sales for the year 2007, while the first, second and third quarters, each represented 23.0%, 24.4% and 25.3% of total annual sales, respectively.

Purchasing and Distribution

Purchasing and Supply

We carry out our purchasing activities mainly on a centralized basis for all of our stores. Through the use of our automatic store and warehouse replenishment systems, we have centralized the purchase of our products from suppliers. We attempt to take advantage of our resulting large purchasing volume to obtain an advantageous mix of price and payment terms. For 2007, the average payment term was 61 days. The average days of inventory for our company total (stores and distribution facilities) were 41.1 days for year 2007.

In order to increase our operating productivity and enhance the efficiency of our business, we use software and technological changes in our supply chain. These include computerized inventory replenishment programs, Store Level Inventory Management (“SLIM”), and True Replenishment Inventory Management (“TRIM”). The use of SLIM and TRIM have led to the creation of a centralized and automated computer network connecting all of our stores and our central distribution facility. Through the use of SLIM, our store replenishment system automatically allocates the required quantities to be delivered to our stores. In order to process and allocate the quantities to match our stores’ requirements, SLIM automatically calculates, with respect to each of our stores, information including the amount of a given product on hand, the amount on order, the required lead time needed to replenish such product, the historic use of the product at the store, the maximum shelf capacity and projected future use of the product. Much like SLIM, TRIM uses a similar process to calculate the supply requirements of our central distribution center. The use of SLIM and TRIM are focused on enhancing efficiency in allocating proper quantities of our products to meet our stores’ demand.

We have sought to enhance the efficiency of our supply chain by reducing the number of suppliers we use and centralizing our negotiations with these suppliers. In 2007, no single supplier accounted for more than 6.3% of total goods purchased. Our ten largest suppliers collectively accounted for approximately 33.4% of our purchases in 2007, and the 50 largest accounted for 62.6%. Certain products such as fish are purchased from affiliated companies. We purchase nearly all food products on a spot or short-term basis, within the context of long-term relationships with the suppliers. We conduct our business with our suppliers on terms which we believe are at least as favorable as those generally available to the industry.

The terms and conditions of our agreements with domestic supermarket suppliers have been affected by our settlement agreement with the National Economic Prosecutor entered into on December 15, 2006. In compliance with this settlement agreement, we have implemented a set of standard and self-imposed general terms and conditions known as General Supply Terms and Conditions, in all our dealings with domestic supermarket suppliers. These terms and conditions have been published on our website and cannot be modified without prior notice to the National Economic Prosecutor. The specific provisions and amounts relating to our agreements with each supplier will also be set forth in Standard Supplementary Agreements (“APC”), which will have a minimum duration of three or six months depending on the relevant subject matter. The General Supply Terms and Conditions establish all fees and expenses we charge our suppliers, with the specific amounts of such charges to be agreed in writing in the respective APCs. The agreement also contains certain provisions specifically designed to protect smaller suppliers. Specifically, we have agreed to limit the term in which we will pay such suppliers to a maximum of 45 days from the date of delivery (30 days plus a maximum of 15 days for actual payment). We have also agreed to eliminate fees charged on the introduction of new products to our stores, with respect to smaller suppliers. According to the agreement, we have also established a “Defensoría del Proveedor” (Supplier Ombudsman) within our company, which will be charged with preventing and amicably resolving any disputes that may arise between suppliers and our company in connection with the General Supply Terms and Conditions or the APCs, which in all cases, may still be brought to the applicable judicial and antitrust authorities.

Distribution and Inventory Management

Distribution. We rely on a centralized distribution network which we operate from our distribution centers using our SLIM program, as well as our Warehouse and Store Replenishment Systems (AWR and ASR, respectively) and Warehouse Management System (WMS). We operate two distribution centers in Santiago: an 84,000 square meter (approximately 871,876 square feet) distribution center owned by us and a 65,000 square meter (approximately 699,660 square feet) leased distribution center, Puerto Santiago. In addition, we lease and operate a with 5,000 square meter (approximately 53,819 square feet) warehouse in Temuco. These distribution and warehouse centers supply 61% of the products sold in our stores. In 2008, we plan to increase the percentage of our products delivered from these distribution and warehouse centers.

Centralized distribution consists of shipping mixed pallets of products from a central warehouse to stores which are selected to satisfy the daily inventory requirements of a particular store. Our integrated information management system allows pallets to be prepared on the basis of real-time information on sales and inventory levels in each store. We also use direct deliveries to our stores from suppliers. Under the direct delivery system, a product can be ordered either directly by the store or through a central purchasing office.

We transport our products with our fleet of tractor-trailers. As of December 31, 2007 our fleet consisted of 173 trailers that we own. We also contract tractors and transportation services from third parties. We supply our stores in the Metropolitan Region through a fleet consisting of 65 leased tractors, 28 leased trailers, and 173 owned trailers. For regions outside the Metropolitan Region, third parties provide all distribution services, relying on 175 tractors and 175 trailers. We select all third parties through a competitive bidding process. Our trailers are equipped with global positioning systems that permit us to track their location. Expanding and improving the quality of our fleet of tractor-trailers complements our strategy of emphasizing centralized distribution by allowing us to avoid the costs associated with independent or third-party tractor-trailer operators chartered to deliver products to our stores by our suppliers.

Deliveries from the distribution centers and warehouses occur on a daily basis principally at night during hours of low traffic, thereby allowing a greater number of deliveries per truck and avoiding stock-outs (i.e., running out of stock) resulting from delays caused by traffic. Our policy is to charge suppliers for distribution and transportation services to cover effectively the cost of these activities.

Inventory Management. A principal objective of our investments in distribution and information management technology is inventory control. In 2007, we continued to manage our inventory with the “flow-through” system of inventory management. Flow-through inventory management involves the receipt and immediate allocation and delivery of products to local stores. Under our flow-through system, lower product quantities are held in our distribution center, further increasing our centralization and reducing the average number of days of our inventory. At December 31, 2007, we held approximately 65% of our inventory in traditional staple stock and used flow-through inventory management for the remaining 35%. We plan to increase the use of flow-through inventory management to cover approximately 40% of our total products by the end of 2008 and over the long-term achieve flow-through management for up to approximately 50% of our total products.

In order to support this initiative, we are investing in new technology (the “Put to Light” system) to further reduce inventory at store level, allowing for an increase in assortment.

In addition, we are seeking to reduce our “shrinkage”, which includes losses in inventory, losses and damage during transportation and theft. We expect to reduce our shrinkage by centralizing our distribution system, improving the efficiency of our supply chain and improving our operational processes. We have maintained our improvement in our level of accuracy at the distribution center from 99.4% at year-end 2006 to 99.8% at year-end 2007. Shrinkage throughout the company increased by 1.4%, from Ch$ 32,104 million (US$ 64.6 million) in 2006 to Ch$ 32,564 million (US$ 65.5 million) in 2007. However, as a percentage of sales, shrinkage has remained relatively stable, decreasing slightly from 2.11% in 2006 to 2.08% of sales in 2007. We continue making efforts to reduce shrinkage. In addition, our stores have extensive security systems, including our own security service, to discourage theft and enhance shopper safety.

Financial Services Division (Servicios Financieros D&S S.A.)

The principal focus of our financial services division is the Presto credit card. It is also dedicated to the development of other financial businesses that are complementary to our supermarket and credit operations.

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

The Presto card, launched in May 1996, is undergoing strong growth in its operations, the number of cardholders increasing rapidly over the last few years. The amount of credit issued and the volume of sales with the Presto card have increased, particularly for non-food purchases. Presto card use during 2007 represented 22% of total Lider sales, and 29% of non-food purchases.

During 2007, our number of accounts in good standing increased by 5.8% to 1,681,458 accounts at December 31, 2007. We intend to continue to increase our number of accountholders. In 2007, our Presto credit card operations averaged a monthly charge volume of Ch$47,443 million (US$95.5 million) and total credit issued under the Presto card was up 20.3% over 2006, with Ch$260,210 million (US$523.7 million) in total outstanding credit at December 31, 2007.

Revenues from our Presto credit card operations and related financial services consist of interest revenues from our credit portfolio, fees from affiliate businesses (merchant discount), and fees charged to our credit card customers which amounted to Ch$123,939 million (US$249.4 million) (unconsolidated figures) in 2007. These revenues are recorded under other revenues and represented 6.2% of our consolidated net revenues in 2007. We recorded a 33.7% increase in net revenues derived from Presto credit card operations compared to 2006, reflecting an increase in our net financial revenues including primarily interest and commissions, to Ch$117,860 million (US$237.2 million) for 2007 compared to Ch$88,140 million for 2006. This increase was attributable to the growth in outstanding receivables which is in turn explained by a 13.0% increase in the average balance per account and a 5.8% growth in the number of accounts in good standing. At December 31, 2007, the total outstanding of the Presto card totaled Ch$271,906 million (US$547.2 million) compared to Ch$225,944 million at the same date of 2006, representing a 20.3% increase.

During 2005, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Central Bank of Chile and the SVS to issue and operate our Presto credit card as an “open credit card”; that is, such authorization allowed expanding the use of the Presto credit card as a valid payment method with respect to stores and businesses throughout Chile which form part of our network of affiliated businesses or entities. It also made Servicios y Administración de Créditos Comerciales Presto S.A. and the Presto credit card subject to the rules and regulations applicable to such “banking credit card” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than those required under our previous policy.

Effective as of April 30, 2006, the Chilean Central Bank enacted new rules regulating non-banking credit card issuers and operators, which were further developed and complemented by new regulation issued by the SVS in May 2006, as amended from time to time. Although new regulation issued by the SVS is substantially different regarding regulated non-banking credit cards issuers and operators, it remains largely unaltered for what banking credit cards relate to. As Servicios y Administración de Créditos Comerciales Presto S.A. already fulfilled the highest level of obligations and requirements imposed by the SVS, equalizing those applicable to banking credit cards, therefore, new regulations, however, do not significantly affect the issuance and operation of our Presto credit card.

The following tables set forth, for the periods indicated, unconsolidated information concerning our credit financial services division (unconsolidated figures), of which the main components correspond to the credit card operations:

	Year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$)

Net revenues	Ch$	70,925	Ch$	101,297	Ch$	123,939
Provisions for doubtful accounts		30,410		31,115		35,693
Financial expenses		2,722		8,949		13,996
Other expenses		30,269		45,050		53,343
Selling and administrative expenses		63,400		85,115		103,032
Operating income (loss)		7,524		16,182		20,907
Total accounts receivable, end of period		205,651		219,288		260,210
Allowance for doubtful accounts (credit card)		20,341		21,048		26,990
Net total accounts receivable, end of period	Ch$	185,310	Ch$	198,240	Ch$	233,220

	At December 31,
	2005		2006		2007
	(in millions of constant Ch$, except percentages)

Allowance for Doubtful Accounts, Detail
January 1, balance	Ch$	20,034	Ch$	20,341	Ch$	21,048
Provisions for doubtful accounts		30,480		44,656		41,200
Write-off, net		(30,173)		(43,949)		(35,258)
December 31, balance	Ch$	20,341	Ch$	21,048	Ch$	26,990
Number of accounts in good standing (1)		1,510,532		1,588,852		1,681,458
Delinquent accounts (2)		61,744		69,765		82,491
Average balance per account (in thousands of constant Ch$)		127		177		200
Allowance for doubtful accounts/Total net receivables		11.0%		10.6%		11.6%
Allowance for doubtful accounts/Total gross receivables		9.9%		9.6%		10.4%

(1) Includes all open accounts for which cards have been picked up and that have not been blocked by reason of delinquency.
(2) Includes all accounts past due for 90 days or more.

Our strategy for developing our financial services combines significant growth and expansion of our credit card operations as well as other financial services that are expected to include insurance, utility payment services and cash advances as well as potentially other products and services. During 2007, our financial services division opened 15 branch offices in Lider stores for a total of 128 branch offices at year end to assist with card services and develop additional financial products. The division also signed an agreement with BancoEstado in 2006 to allow Presto customers to use BancoEstado automatic teller machines and have access to other bank products at preferred rates.

Our losses (write-offs net of recovery) resulting from payment defaults totaled 15.1% of our outstanding credit net of provisions during 2007. Our goal is to reduce these losses to 10% by the end of 2008 and, over the longer term, to a range of 7% to 8% of our net receivables. However, we may not be successful in reducing our losses, particularly as we expand the number of account holders. Our credit analysis is based on each applicant’s current income and credit behavior as registered in credit history data bases. In Chile, detailed information relating to the individual account balances of an applicant with other commercial creditors is not made publicly available by entities handling credit history data bases and is, therefore, unavailable. However, since our Presto subsidiary is registered with the SVS as a credit card issuer and operator, it will be given access to credit history information handled by banks, financial institutions and the referred authority. Our loss recovery process involves gathering information relating to the type and amount of unpaid balances, as well as communicating with our customers to try to secure recovery of these balances. We evaluate the results of our process and then decide to write off certain debts based on our analysis of the reasons for non-payment and our estimation of the likelihood of eventual payment of these balances.

Presto Corredores de Seguros, Presto Telecomunicaciones and Lider Viajes. As of the first quarter of 2005, our financial services division started marketing insurance through the Presto insurance broker entity (Corredora de Seguros Presto Limitada), which has obtained all governmental approvals to conduct such business. In April 2006, we also began offering telecommunications services through our Lidertel brand, including broad band and long distance communication services through the Lider carrier 151. In December of 2006, Lidertel launched an IP telephony service. In addition, our financial services division began offering travel services through Lider Viajes in June 2006.

Real Estate Development Division (Saitec)

Our real estate development division, to the extent appropriate and complementary to the strategic requirements of the core business, develops some properties as shopping malls where our store formats serve as the anchor tenant. Our real estate division also manages all rental spaces associated with our supermarkets and hypermarkets which are not located in shopping malls.

As of December 31, 2007, we operated ten shopping malls that house a total of 411 large and small stores (including ten of our Lider stores) that total 218,227 square meters (approximately 2,348,995 square feet), 53% of which is rented to third-party merchants, with the remainder rented to our stores (103,238 square meters, or approximately 1,111,254 square feet). The real estate division also manages leases corresponding to approximately 729 retail locations, including five large stores and 626 small shares (648,860 square meters in total, or approximately 6,984,329 square feet) in our supermarkets, the supermarkets we lease from other third-parties and hypermarkets (small shops usually located in the front part of the store, past the check-out counters and sales area). In total, at December 31, 2007, our real estate operations generated rental income from 867,087 square meters of rental space (approximately 9,333,324 square feet), corresponding to 1,140 retail locations in total: this includes 10 Lider stores in shopping malls, 103 supermarkets, 17 large stores leased to department stores or home improvement centers and 1,000 minor stores in shopping centers or supermarkets. In 2007, our real estate operations generated consolidated net revenues in the amount of Ch$24,410 million (US$49.1 million) in annual rental income from our properties representing approximately 1.3% of our net revenues, after deducting Ch$49,527 million (US$99.7 million) in rental income received from our supermarkets.

In 2007, we expanded our operations by opening 11 new Lider stores, of which four are Hiper Lider hypermarkets and seven are Express de Lider supermarkets, 32 new Ekono discount food stores and two SuperBodega Acuenta discount supermarkets, which began operations in October 2007. Of the 13 new Lider and SuperBodega Acuenta stores, eight are owned by us, while the remaining five are leased. In 2008, we plan to expand our properties by opening nine new Lider stores (four Hiper Lider hypermarkets and five are Express de Lider supermarkets) and 40 new Ekono stores. In addition, we plan to expand our recently launched SuperBodega Acuenta discount supermarkets by opening five stores during the current year and converting two Express de Lider stores into SuperBodega Acuenta discount supermarkets. We also plan to purchase or lease new properties in targeted cities where we are not yet present or where we want to expand our presence by increasing our number of Lider, Ekono and SuperBodega Acuenta stores.

Description of Property

In the last five years we invested approximately US$1,004 million in opening four shopping centers and 87 stores (including stores acquired from Carrefour in 2004 and Ekono in 2007).

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

As of December 31, 2007, we owned 72 (of which nine were subject to financial leases) of our 113 store locations in Chile with total fully developed retail space of 1,460,965 square meters (approximately 15,725,827 square feet), of which 397,917 square meters (approximately 4,283,179 square feet) consisted of sales floor space. As of the same date, we owned an additional 1,205,511 square meters (approximately 12,976,120 square feet) of land available for new projects. In addition, we own the La Dehesa, Maipú, Puente Alto, Gran Avenida and Las Rejas shopping centers in Santiago the Viña del Mar, Antofagasta, Linares and Los Andes shopping centers in the cities of the same names and the Pionero shopping center in Punta Arenas. In addition, at December 31, 2007, we owned our headquarters, our service school and the adjacent distribution center in Quilicura in the outskirts of Santiago, and 15 additional sites for new projects (one of which is currently undergoing development). A significant portion of these sites are strategically located at major intersections or other desirable store locations.

The following table presents a breakdown of our real estate holdings in Chile as of December 31, 2007:

	Undeveloped Sites	Stores
Region
Valparaíso and Metropolitan Regions	11	70
Libertador General Bernardo O’Higgins, Maule, Bíobío, Araucanía, Lagos, Ríos, Magallanes and Antártica Chilena Regions	2	14
Arica and Parinacota, Tarapacá, Antofagasta, Atacama, Coquimbo Region	2	5
Total	15	89

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

Information Technology

We seek to implement state-of-the-art information technology in our industry in Chile. Over the last few years, we have invested an average of US$25 million per year (approximately 12% of our capital expenditures during the same period) in computers and information technology. As our back office, distribution and check-out operations were already automated, these investments were directed towards renewing and upgrading our information technology and enhancing the integration of our systems. These investments have contributed to reduced labor costs and increased efficiencies in customer check-outs, purchasing, distribution, inventory management and the provision of information in a timely manner. Additionally, during 2007, we continued the development of back-up systems to cover for contingencies preventing the eventual impact on operations of any type of system disruption.

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

Management Information Systems. We have consistently invested in modern computer hardware and software in order to improve the efficiency of our accounting, control systems and financial management operations and employ 90 computer professionals. Although some of our software was developed in-house, we principally rely on outside vendors to purchase software platforms which we then modify to respond to our unique specifications. These platforms include:

•
in connection with distribution, JDA automated replenishment software, which includes AWR (formerly TRIM) and ASR (formerly SLIM), and Worldwide Chain Store System (a warehouse management system). In 2006 we began to implement Manhattan a world class warehouse management system, in order to improve our productivity;

•	in our stores, the NCR AS@R, a new POS software product with powerful promotional features which allows for greater flexibility;

•
in our headquarters, the SAP platform (back-office solutions) JDA, PMM and Arthur Planning for non-food products (apparel, electronics, toys, office supplies, auto parts, gardening and general merchandise) and a platform developed in-house for core business management, commercial tools, price and promotion management inventory service levels for the Grocery and Food categories; and

•	for CRM and Business Intelligence platforms, we implemented Teradata (NCR Datawarehouse Division) that is connected to our promotional solutions in our POS platform.

We use the electronic data interchange system to integrate our suppliers within our systems, thereby reducing the paperwork and delays in communications with our suppliers. We are continuing to implement greater integration systems with our suppliers, including electronic invoicing, and developing a business continuity plan and enhanced system redundancy. During 2005, 2006 and 2007, the emphasis has been on the integration of in-house systems, the connectivity with external systems and the quality and efficiency of system development by adopting IBM’s Rational methodology.

Employees and Human Resources

We had a total of 29,717 full-time equivalent employees at December 31, 2007, 29,389 employees at December 31, 2006 and 30,124 at December 31, 2005. Of these 29,717 full-time equivalent employees, 24,631 were employed in our retail stores. A total of 1,430 full-time equivalent employees were employed in our distribution facilities and 3,656 were employed in our headquarters, other support units, and other business units. Of our 29,717 full-time equivalent employees working in the various divisions throughout Chile, 15,452 are unskilled workers (52.0%), 14,057 are technicians and administrative workers (47.3%) and 208 hold executive positions (0.7%). Following the sale of FarmaLider, store employees were severed from their positions, and received severance payments in full accordance with their legal rights. Some FarmaLider employees working in office support were transferred to other business units within the company.

At December 31, 2007, approximately 14.8% of our employees were represented by 75 independent unions. Other store employees negotiate collective contracts at each store, which generally have a term of three years. Employees receive benefits established by the collective bargaining agreements, benefits provided for by law (including disability insurance) and certain additional benefits provided for by us, including scholarships for children of employees and assistance in financing the purchase of homes. We also operate a merit-based, quarterly bonus program for our employees. The bonus is determined in accordance with clearly-defined criteria, including our overall performance, the performance of the employee’s store, his or her performance relative to specific targets established at the beginning of the year and other more subjective standards. In addition, we have implemented a stock option plan for certain of our executive and key officers. See Item 6— “Directors, Senior Management and Employees — Director and Executive Compensation.”

We recognize that any service industry depends fundamentally on the training and motivation of its employees. As a result, we attempt to develop a distinctive corporate culture that explicitly affirms the value of the individual employee and encourages the development of the individual’s skills. Employees are regularly briefed on the performance of their store and our company as a whole and are expected to attend ongoing training programs. In 2007, over 25,500 associates were trained, totaling 585,458 hours of training, with an average of 17 hours of training per employee.

Competition

Our competitors include hypermarkets, supermarkets, self-service stores, department stores, housewares stores and pharmacies. In recent years, each of these store categories has expanded its product offerings to compete for an increasing share of consumer spending in overlapping markets. Although competition is already intense in many locations, we expect it to increase as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Our principal competitive strategy is to be the low-price leader in Chile.

We operate the largest chain of hypermarkets and supermarkets in Chile in terms of net sales. Our largest competitors are Cencosud (which owns Jumbo, Santa Isabel, Montecarlo and Las Brisas, the latter two mostly operated under the Santa Isabel brand), Falabella, which owns San Francisco and during 2005 started opening hypermarkets under the “Tottus” brand, Unimarc, Rendic and Montserrat. Cencosud’s Jumbo, a hypermarket operator, focuses on the middle and high-income sectors of the population emphasizing a broad range of high quality goods and services. Santa Isabel, a supermarket operator, is especially strong in the regions outside the capital city. The estimated market share of Cencosud in 2007 was approximately 29.4%. Falabella, a multi-retail operator (department stores, home improvement, credit, bank and a stake in pharmacy) with a presence in Chile, Perú, Argentina and Colombia has an estimated market share of approximately 4.9%. During 2007, Chilean businessman, Alvaro Saieh, purchased Unimarc and shortly thereafter entered into a joint venture with Rendic. This joint venture later acquired several small and medium sized chains as well as a 40% stake in Montserrat. At December 31, 2007, the joint venture between the entities controlled by Mr. Saich and Rendic had an estimated market share of 5.2%. These figures are based upon industry surveys and information reported by the INE. Additional data was obtained from third parties and from our own research and estimates as well as from the Chilean business media.

The following table sets forth estimates of the percentage of annual supermarket net sales attributable to each of the three largest supermarket companies in Chile in terms of 2007 net sales and the number of stores owned by such companies at December 31, 2007.

	Percentage of Sales	Number of Stores at Year End

D&S(1)	32.6%	145
Cencosud(2)	29.4%	147
Saieh-Rendic Joint Venture(3)	5.2%	63
Falabella(4)	4.9%	21
Others	33.1%	419
Total	100.0%	795

(1) Includes Hiper Lider, Express de Lider, SuperBodega Acuenta and Ekono.
(2) Includes Jumbo hypermarkets, Santa Isabel, Montecarlo and Las Brisas supermarkets.
(3) Includes stores operating under the Unimarc and Rendic brands.
(4) Includes San Francisco and Tottus supermarkets.

Source: Industry surveys, information reported by the INE and data obtained from third parties and from our own research and estimates as well as the Chilean business media.

As a result of our efforts to increase our share of Chilean family spending by emphasizing the areas of our business which are considered non-traditional for the supermarket industry (apparel, electronics and appliances, housewares and furniture and general merchandise), we compete in a market that is larger than the supermarket industry. With respect to our non-food product offerings, our principal competitors at December 31, 2007 among the traditional supermarkets are department stores that operate in Chile. This market provides numerous opportunities to expand the scope of our business but also exposes us to new competitors with greater expertise and experience in the non-food areas.

Trademarks, Tradenames and Service Marks

We own certain trademarks, tradenames and service marks used in our business, including Lider, Hiper Lider, Presto and Ekono, as well as the newly-launched SuperBodega Acuenta, and their respective logos, covering the Chilean market. We also own trademarks of our superseded store formats, including Almac, Lider Vecino and Lider Express. We also own, or hold licenses to use, our private label brands including Lider, Ekono, Buffet, SuperBodega Acuenta, E!, Body+ and B Good for mass consumption products and others such as Boulevard, Paragon, Alquimia and Groven, among others, for non-food products. We believe that our trademarks, tradenames and service marks are valuable assets, which differentiate us from our competitors. Our brands are duly registered under applicable law. We are not dependent on patents and licenses or industrial, commercial or financial contracts as material factors to our business and profitability.

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

Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables, special authorizations for the issuance and operation of credit cards, for the brokerage of insurance and the provision of telecommunications services and customary local taxes required by local governmental authorities to conduct business within their jurisdiction, we require no special governmental licenses or permits for conducting our businesses as currently conducted. Our supermarkets are subject to inspection by the Servicio Nacional de Salud (“National Health Service”), which inspects supermarkets on a regular basis and takes samples for analysis. We periodically retain a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (“Agricultural and Livestock Service”) and the Servicio Nacional del Consumidor (“National Consumer Service”). Lessees that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the National Health Service.

In addition, the National Economic Prosecutor has broad investigating powers and the Antitrust Court has broad regulatory powers for the protection of free competition, including the power to intervene and prevent or unwind acquisitions tending to decrease the levels of competition in the marketplace or anticompetitive behavior in general. On October 5, 2004, the Antitrust Court, the higher special-purpose court for antitrust matters, issued a ruling related to a fact finding investigation regarding procurement practices in the supermarket industry. This ruling ordered, among other things, that the supermarket chains operated by our company and Cencosud S.A. should consult in advance with the Antitrust Court any and all negotiations or agreements that directly or indirectly imply an acquisition of or their integration or merger with, companies in the same business. Such ruling was challenged by our company and Cencosud and on May 26, 2005, the Supreme Court of Law ruled in favor of our interests by annulling the part of the decision of the Antitrust Court in which it imposed the above-described consultation obligation.

Despite the Supreme Court’s ruling to annul part of the decision of the Antitrust Court, as a result of the increasingly litigious environment and the threat of stricter government regulation brought on by the growing push from consumer advocates, business associations and other organizations to regulate retailers with large market share such as ourselves, on August 18, 2006, the National Economic Prosecutor, filed a lawsuit against us and Cencosud S.A., our principal competitor, attempting to compel both companies to consult with the Antitrust Court regarding any future supermarket acquisitions or similar transactions. The lawsuit also sought to compel us to enter into written agreements with our supermarket suppliers setting froth certain generally applicable terms and conditions. On December 15, 2006, we entered into a settlement agreement with the National Economic Prosecutor, which was sanctioned by the Antitrust Court on January 17, 2007 that extracted us from this lawsuit. This agreement affected only us and, as such, the lawsuit against Cencosud S.A continued. Pursuant to the settlement agreement, we have agreed to notify the National Economic Prosecutor of any future acquisitions, mergers or similar transactions involving supermarkets in Chile at least 30 days prior to such acquisition, merger or transaction.

Pursuant to the settlement agreement, we must also prepare and abide by a set of self-imposed regulations concerning our relationships with domestic suppliers and our procurement policies. Among other things, such regulations establish the terms, conditions and fees relating to our agreements with suppliers, the manner in which we pay such suppliers and the mechanisms for amicable resolution of disputes between these suppliers and our company. In May of 2007, we implemented these regulations, known as General Supply Terms and Conditions, which are publicly available on our website and cannot be modified without prior notice to the National Economic Prosecutor. The specific provisions and amounts relating to our agreements with each supplier will also be set forth in APCs, which will have a minimum duration of three or six months depending on the relevant subject matter. The General Supply Terms and Conditions establish all fees and expenses we charge our suppliers, with the specific amounts of such charges to be agreed in writing in the respective APCs. The agreement also contains certain provisions specifically designed to protect smaller suppliers. Specifically, we have agreed to limit the term in which we will pay such suppliers to a maximum of 45 days from the date of delivery (30 days plus a maximum of 15 days for actual payment). We have also agreed to eliminate fees charged on the introduction of new products to our stores, with respect to smaller suppliers. According to the agreement, we have also established a Supplier Ombudsman within our company, which will be charged with preventing and amicably resolving any disputes that may arise between suppliers and our company in connection with the General Supply Terms and Conditions or the APCs, which in all cases, may still be brought to the applicable judicial and antitrust authorities.

In addition, on January 31, 2008, the Antitrust Court denied the request for authorization of a merger of our company with Falabella. The decision of the Antitrust Court argued, among other thing, that the combined operations of our company and Falabella would result in a substantial concentration of market power in the Chilean retail industry. Subsequently, on March 3, 2008, the controlling shareholders of our company and of Falabella agreed, in the light of the anti-trust decision, to terminate their prior agreement of May 17, 2007 to merge the companies.

Despite the termination of our merger agreement, we may be subjected to a heightened level of scrutiny and oversight affecting our procurement policies and our ability to engage in strategic transactions. Such changes may constrain our ability to successfully implement our business strategy, which may adversely affect the success of our business.

Our operations are also subject to extensive Chilean labor and employment regulation. Recent labor reforms have created new obligations and responsibilities for employees. In October 2006, the Subcontracting Law was passed amending the Labor Code, making companies jointly and severally liable for certain employment-related liabilities of their contractors and subcontractors. Under this reform, we are permitted to shield ourselves from such liability by obtaining certain assurances from contractors and subcontractors guaranteeing their compliance with applicable labor regulations. We do not expect this new law to materially affect our business since we internally adhered to substantially similar controls prior to its passage. However, we cannot predict the effect of future reforms, regulations or jurisprudence. Any tightening of labor and employment regulations may result in increased liabilities and costs and could have an adverse result on our business and results of operations.

During 2005, Servicios y Administración de Créditos Comerciales Presto S.A. voluntarily requested and obtained the authorization of the Central Bank of Chile and the SVS to issue and operate our Presto credit card as an “open credit card”; that is, such authorization allowed expanding the use of the Presto credit card as a valid payment method with respect to stores and businesses throughout Chile which doen don form part of our network of affiliated businesses or entities. It also made Servicios y Administración de Créditos Comerciales Presto S.A. and the Presto credit card subject to the rules and regulations applicable to such “banking credit card” issuers. These rules and regulations lead to, among other things, higher levels of provisions for payment defaults than those required under our previous policy.

Effective as of April 30, 2006, the Chilean Central Bank enacted new rules regulating non-banking credit card issuers and operators, which were further developed and complemented by new regulations issued by the SVS in May 2006, as amended from time to time. Although new regulation issued by the SVS is substantially different regarding regulated non-banking credit cards issuers and operators, it remains largely unaltered for what banking credit cards relate to. As Servicios y Administración de Créditos Comerciales Presto S.A. already fulfilled the highest level of obligations and requirements imposed by the SVS, equalizing those applicable to banking credit cards, therefore, new regulations, however, do not significantly affect the issuance and operation of our Presto credit card.

In January 2008, the SVS issued General Rules No. 210 and 211. These regulations broadened the definition of what qualifies as “Material Information” that we are required by law to disclose to the market and introduced the concept of Información de Interés (“Information of Interest”). Pursuant to these newly passed regulation, Information of Interest is deemed to include any information concerning a securities issuer, which an investor would deem material in making any decision relating to the businesses or securities of such issuer or any offering involving the issuer, irrespective of whether or not it qualifies as “Material Information” under the regulations. These regulations also require that issuers enact internal regulations and policies relating to, among others, the trading of issuer securities by employees and management, the protection and disclosure of information and the manner in which companies will interact with the press and the media.

Prior to the enactment of General Rules No. 210 and 211, we had implemented and made public certain internal policies concerning the handling of insider information and the trading of our securities by directors, executive officers, and key members of our management, as well as to certain other third parties who may hold insider information relating to our company or securities issued by our company. In May 2008, we amended these policies to conform to the requirements imposed by these new regulations.

Capital Expenditures

The supermarket business is capital intensive. Over the past five years, we have invested approximately US$1,000 million in capital expenditures, primarily to develop and expand our store formats. In 2008 and 2009, we expect to invest a total of Ch$198,756 million or US$400 million in capital expenditures primarily to open 108 new stores in Chile. We expect that the majority of these stores will be built on properties owned by us. We have opened three Lider, nine Ekono, and one SuperBodega Acuenta stores in the first six months of 2008 and we expect to open seven and 40 additional stores, respectively, before the end of 2008. Additionally, we expect to open five new SuperBodega Acuenta discount stores during 2008, and another 5 in 2009. These 108 new stores will require a total of approximately US$200 million and US$200 million in capital expenditures for 2008 and 2009. This investment amount is included in the capital expenditure plans below.

The following table sets forth our actual capital expenditures for 2005, 2006 and 2007 and projected capital expenditures for 2008 and 2009. Our actual capital expenditures may vary substantially from the projected numbers set forth below as a result of competition and the cost and availability of the necessary funds. We expect to finance our capital expenditures as described below through a combination of existing cash resources and cash flow to be generated from our operations and additional short term and long term debt that we will incur as necessary.

	Actual for year ended December 31,						Projected				Total Projected
	2005		2006		2007		2008		2009		2008-2009

Number of stores at beginning of period		78		85		103		145		199		145
New stores opened or acquired or reopened		7		19		45		54		54		108
Stores sold or closed		—		—		3		—		—		—
Existing stores remodeled or expanded		—		1		2		—		—		—
Existing stores transformed into another format		7		5		—		2		—		—
Number of supermarkets at end of period		85		103		145		199		253		253
Format of stores at end of year:		85		103		145		199		253		253
Almac/Lider Express/ Express de Lider						49		52		57		57
Hiper Lider		—		—		62		66		70		70
Lider		27		44		—		—		—		—
Lider Vecino		32		33		—		—		—		—
Ekono		—		—		32		72		112		112
SuperBodega Acuenta		—		—		2		9		14		14
Capital expenditures(1) (in millions of Ch$)	Ch$	55,205	Ch$	85,583	Ch$	122,834	Ch$	99,378	Ch$	99,378	Ch$	198,756
Capital expenditures(1) (in millions of US$)	US$	111.1	US$	172.2	US$	247.2	US$	200.0	US$	200.0	US$	400.0

(1)
In millions of constant Chilean pesos and U.S. dollars. For 2005, it does not include Ch$12,923 million (US$26.0 million) invested to acquire 35% of the ownership of Alvi wholesale business. Exchange rate: US$1.00 = Ch$496.89 as of December 31, 2007.

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

Disco-Ahold Litigation

We are currently litigating a series of disputes stemming from the sale of our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December 1999. Under the terms of the sale, in May 2000 Disco S.A. paid us US$60 million of the US$150 million purchase price, with the balance of US$90 million coming due in May 2003. Of this US$90 million, US$80 million was evidenced by ten promissory notes of US$8 million each and US$10 million was held by Disco S.A. as collateral for certain liabilities of Ekono-Argentina to be borne by our company. The deferred payment amount was guaranteed by Disco S.A.’s parent company, Disco-Ahold International Holdings N.V., a Netherlands Antilles company and a subsidiary of Royal Ahold N.V., a Netherlands company. We were informed in December 2002 that Disco S.A. did not intend to pay us the entire US$90 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under then-prevailing Argentine dollar convertibility regulations, or pesificación regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August of 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.0 to 1 U.S. dollar which was equivalent to US$42 million.

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

In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim was for US$47.5 million, plus interest and expenses. In September 2005, the court rejected our claim. On October 3, 2005, we filed an appeal against this court decision, which, on August 22, 2006, was upheld by the Court of Appeals of the Netherlands Antilles, dismissing our appeal against Disco-Ahold International Holdings N.V.

On April 26, 2005, we initiated legal proceedings in the city of Haarlem, the Netherlands against Royal Ahold N.V., seeking damages in the amount of US$47.5 million, plus interest and expenses, to the extent not recovered from Disco S.A. or Disco-Ahold International Holdings N.V. The claim is based on tortious interference on the part of Royal Ahold N.V. with respect to the obligations of Disco S.A. and Disco-Ahold International Holdings N.V. The claim alleges that Royal Ahold N.V. instructed its subsidiaries, Disco S.A. and Disco-Ahold International Holdings N.V., to ignore its payment obligations with respect to our company. On May 30, 2007, the lower court of Haarlem dismissed our claim. We have appealed the lower court’s decision and the proceedings relating to such appeal are pending.

On August 23, 2006, we formally notified Disco S.A. that we would be initiating legal proceedings against it in Argentina for the balance owed, of US$47.5 million, under the share purchase agreement for the sale of Ekono-Argentina, plus interests and expenses. According to the share purchase agreement, such matter must be decided through arbitration. On December 13, 2006, we further notified Disco S.A. of the termination of the period of direct negotiations set forth under the share purchase agreement and our intention to initiate arbitration proceedings. As a result of its failure to designate an arbitrator after repeated notices, and the resulting delay in the commencement of arbitration proceedings, on February 20, 2007, we initiated legal proceedings against Disco S.A. seeking a judicial ruling requiring Disco S.A. to designate an arbitrator. On June 5, 2007, the Argentinean courts rejected Disco S.A.’s opposition to the appointment of arbitrators and ordered that an arbitration panel composed of the arbitrators proposed by Disco S.A. and us be formed. We and Disco S.A. appealed such ruling, later reaching an agreement as to the appointment of the third arbitrator and the rules that would apply to the arbitration proceeding. On December 27, 2007, the arbitration panel was formed with the intervention of the Chairman of the Arbitration Court of the Buenos Aires Stock Exchange, who selected the Chairman of the panel of arbitrators. The panel consists of Mr. Alfredo L. Rovira, serving in the position of Chairman, and Messrs. Sergio Alfonso Le Pera and Horacio Roitman.

On February 22, 2008, we filed a complaint against Disco S.A. before the arbitration panel. This complaint seeks an equitable adjustment to the purchase price of Ekono-Argentina in an amount no lesser than 75% of the unpaid balance of such purchase price, plus interest due as of May 2003 and until final payment is made. The complaint is also seeking declaratory judgment to the effect that that the conversion of the purchase price of Ekono-Argentina in accordance with the then-prevailing Argentine dollar convertibility regulations without an equitable adjustment of the purchase price breaches our constitutional rights under the Argentinean Constitution. On April 3, 2008 Disco S.A. filed a reply and counterclaim against us in the amount of A$69,750,000 (approximately equivalent to US$25,000,000 at the Argentinean Peso-US Dollar exchange rate valid on May 2, 2003, the date on which the pesified payment was made to us) seeking an equitable adjustment of the purchase price of Ekono-Argentina. Disco S.A.’s reply also alleges that the decisions issued in the Netherlands Antilles and in the Netherlands in favor of Disco-Ahold International Holdings N.V. and Royal Ahold N.V. have already settled the matter in a manner that would prevent the Argentine arbitration panel from issuing a decision on the case. On May 9, 2008, we replied to Disco S.A.’s reply and counterclaim. The proceedings will now move forward into the discovery stage, where both parties will produce evidence before the arbitration panel.

In the opinion of the Argentinean and Dutch legal advisors to the company, based on available legal precedents in the jurisprudence of Argentina and the Netherlands, the possibility of recovering the amount due, fully or in significant part, is reasonably high. Management has evaluated the recoverability of said amounts and concluded that no uncollectible provision is necessary as of December 31, 2007. However, given the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios. Based on the above, we have not provisioned for a potential loss regarding these matters. For more information, see Note 22 of our financial statements, included herein.

Merger with S.A.C.I Falabella

On May 17, 2007, our controlling shareholders and the majority of the controlling shareholders of Falabella entered into an agreement providing for the merger of Falabella with our company. On June 7, 2007, our controlling shareholders and the controlling shareholders of Falabella filed a request for the approval of the merger with the Antitrust Court. On January 31, 2008, the Antitrust Court denied the request for authorization of the merger. The decision of the Antitrust Court argued, among other thing, that the combined operations of our company and Falabella would result in a substantial concentration of market power in the Chilean retail industry. Subsequently, on March 3, 2008, the controlling shareholders of our company and of Falabella agreed, in the light of the anti-trust decision, to terminate their prior agreement of May 17, 2007 to merge the companies.

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

Chilean GAAP requires that financial statements recognize the effects of inflation. We are therefore required to adjust our financial statements to reflect the effect of variations in the purchasing power of the Chilean peso during each year. See Item 5— “Operating and Financial Review and Prospectus —Impact of Inflation, Price-level Restatement and Foreign Exchange” and Note 2 to our consolidated financial statements.

Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos of December 31, 2006 purchasing power.

Certain of our liabilities are denominated in UFs. A UF is a daily, inflation-indexed, Chilean peso-denominated monetary unit which is set in advance based on changes in the Chilean CPI of the immediately preceding 30 days. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in our consolidated statements of income. See “—Introduction —Presentation and Certain Other Information.”

Overview

Key Factors Affecting Net Revenues and Results of Operations

Key Factors Affecting Our Net Revenues

Our Hypermarket and Supermarket Revenues. We generate our hypermarket and supermarket revenues primarily from sales of groceries, perishables and non-food products in our stores and contractually agreed upon participation fees paid by suppliers to us for advertising and distribution services, special promotions, and opening new stores. Product revenues are generally driven by volume and average selling prices. Contractual vendor allowances are generally a function of volume. Key factors influencing our hypermarket and supermarket revenues include:

•	Pricing policies.

○
Pricing strategy. Our pricing strategy is focused on offering the lowest possible prices and perceptual price positioning along with using incentives for holders of our Presto credit card. Our pricing strategy is part of our broader commercial strategy, which also includes delivering service and quality and developing our Lider brand name.

○
Product mix. The mix of products we sell has a significant impact on our net revenues. In particular, because non-food products generally have higher average margins than our food products, our operating results are positively affected as the proportion of non-food products in our product mix increases. Sales of our non-food products (excluding pharmacy sales) increased by 1.3% in 2007 compared to 2006, a smaller increase relative to the increase in grocery sales (5.4%) and perishables (6.5%). Sales of non-food products represented 15.2% of our net sales for 2007 compared to 15.5% for 2006. The decrease of 30 basis points in the relative weight of non-food products in total sales during 2007 as compared to 2006 is explained by the higher proportion of food products in our total sales. Our gross margin increased by 90 basis points in 2007 compared to 2006 due to the increase in financial and real estate revenues and not because of an increase in non-food sales. However, if the percentage of non-food sales increased relative to total company sales, such increase would result in a further increase of our gross margin given the higher average margins for non-food products over food products.

•
Expansion of sales area. Opening and acquiring new stores, and expanding existing stores, has been one of the principal drivers of sales volume in recent years, fueling much of our hypermarket and supermarket revenue growth. In 2007, new or remodeled stores accounted for 7.8% of our net sales. We added 45 new stores in 2007 (11 Lider stores, two SuperBodega Acuenta stores and 32 Ekono stores), and we plan to add 54 new stores in 2008.

•
Growth in Same Store Sales (“SSS”). Our same store sales showed a decline during the second half of 2005, especially during the fourth quarter when SSS decreased by 3.5% due to increased competition resulting from new sales area added by our competitors’ aggressive expansion programs and our own new stores, which caused traffic reductions in our existing supermarkets. The full year 2005 closed with a 1.3% decline in same store sales compared to the year 2004. This declining trend continued during the first half of 2006, which is also explained by the tough comparison against higher SSS recorded during the first half of 2005. While our SSS improved during the second half of 2006, our full year 2006 closed with a 3.4% decline in SSS. We have implemented a comprehensive operating efficiency program that aims at improving processes and standardizing operating standards throughout our company, especially focusing in our stores. This program has reduced expenses, which has lowered prices and led to an increase in the competitiveness of our commercial products and an increase in traffic in our stores. The My Lider Club loyalty program also contributed to the increase in same store sales during 2007 by making our Lider stores more attractive for large purchases since we distribute rebates to participating customers based on the amount they purchase. Thus, same store sales showed a favorable trend of sustained increases in 2007. Same store sales increased 0.7% in the first quarter of 2007, increased 1.0% in the second quarter, and increased 1.7% in the third quarter. However, in the fourth quarter of 2007, we experienced the first signs of a consumer slowdown. This consumer slowdown, together with certain logistic failures during the fourth quarter of 2007 that prevented us from fully meeting our demand during the peak retail season of December 2007, resulted in a 1.3% same store sales decrease for the fourth quarter of 2007. Consumer slowdown also led to a decrease of 0.6% in same store sales for the first quarter of 2008.

•
Chilean economic conditions. Our net revenues are strongly influenced by changes in Chilean economic conditions that affect the purchasing power and habits of our customers. Chile recorded GDP growth of 6.3% for 2005, 4.0% for 2006 and 5.1% for 2007. During the same period, unemployment, measured on the last moving quarter October-December declined from 7.9% for 2005 to 6.0% in 2006 but rose to 7.2% in 2007. Average unemployment rates for the full years 2005, 2006 and 2007 were 9.2%, 7.8% and 7.1%, respectively. As of April 30, 2008, (i.e., the moving quarter February-April), unemployment remained stable at 7.6% from an unemployment rate of 7.6% for the previous moving quarter January-March. These figures represent an increase compared to the 6.8% in the February-April quarter of last year at April 30, 2007.

The following table sets forth, for the periods indicated, changes in net revenues and same store sales together with certain macroeconomic indicators. “Same store sales” means net revenues earned during the period for all stores which were open and operated by us during the corresponding period in the previous year, excluding stores which underwent renovation during the prior twelve months:

	Year ended December 31,
	2005		2006	2007

Increase in net revenues	7.1%		3.9%	4.6%
Increase in sales of groceries, perishables and non-food items (including pharmacy sales)	4.5%		2.5%	3.0%
Increase (decrease) in same store sales	(1.3)%		(3.4)%	0.5%
Increase in suppliers fees	12.5%		7.0%	2.5%
Increase in selling space (1)	5.4%		9.1%	9.0%
Increase (decrease) in sales per square meter	3.1%		(6.1)%	4.5%
Increase in Chilean GDP (2)	6.3	%(2)	4.0%	5.1%
Increase in Chilean consumption (2)	8.2	%(2)	7.1%	5.9%

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

Financial Services Revenues. We generate our financial services revenues primarily from finance charges on outstanding balances and late fees charged to our credit card customers. Our financial services revenues depend primarily on the total number of active Presto accounts, the average outstanding balances on those accounts, and the average interest rates we charge on those balances. We include, as part of our total trade receivables amounting to Ch$107,298 million (US$215.9 million) and also as part of our long term debtors amounting to Ch$177,209 million (US$356.6 million), Ch$244,916 million (US$492.9 million) of trade accounts receivable of our financial services subsidiary (net of provisions), to be received from Presto card users. Key factors influencing our financial services revenues include:

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

•
Other financial revenues. This refers to credit card commissions and fees. As Presto cards are used, a monthly statement is issued containing an invoicing fee. Also, when past-due accounts are collected, a collection fee is charged to the customer. Additionally, as our card starts operating as an “open card”, accepted by businesses unaffiliated to Lider stores, its use generates a fee charged to these businesses referred to as the merchant discount. Finally, from January 2005, a monthly maintenance fee to the cardholder has been charged to offset the significant discounts that Presto cardholders are entitled to when shopping in our Lider stores. These Impactos Presto have contributed to the growth in the number of new accounts opened and active accounts. As our financial services division further diversifies its services, including insurance brokerage among others, we expect to derive commissions from such sales. Other financial revenues including merchant discounts, fees to cardholders and commissions are expected to grow resulting in a reduction on the reliance of our financial services division on revenues from credit, along with an increase of revenues from transactions or use of the card regardless of the use of credit.

•
Mix of sales- Food and Non-Food. In 2007, our Presto card was used in approximately 22% of our sales with respect to food products which has remained stable since 2006. Sales of food products represented 84.8% of our sales for 2007 as compared to 81.6% for 2006 resulting from our decision to increase competitiveness in our core business of retail food sales, and thus to open more supermarkets, which mainly sell food items, as well as the sale of our pharmacy operations. Our sales of non-food items have decreased as a result of increased competition from hyper-markets, department stores and the sale of our pharmacy operations. For 2007, our Presto card was used in approximately 29.2% of our sales in non-food areas as compared to 31% in 2006. Sales of non-food products represented 15.2% of our sales for 2007 as compared to 18.4% in 2006, when we were operating our FarmaLider pharmacies.

Other revenues. Our other revenues include revenues from our real estate operations and logistic revenues which primarily consist of revenues from lease payments from merchants that lease space in our stores and malls, and revenues generated by charging suppliers the cost of distributing centralized goods from our distribution centers to our stores throughout Chile. Our other revenues have increased 2.7% in 2007 as compared to 2006, as we have opened new stores with commercial locations to lease out. Additionally, we opened two new shopping centers, Centro Urbano Las Rejas and Espacio Urbano Los Andes, which opened in December 2006, respectively, and thus contributed additional rental income in 2007, as well as Espacio Urbano Los Pioneros in Punta Arenas, opened in December 2007, which therefore did not contribute revenues in 2007.

Key Factors Affecting Our Cost Structure

Cost of Sales and Gross Profit. Our operating margins increased in 2007 to 5.1% from 3.9% in 2006, due principally to the increase in revenues and in gross margin, together with a decrease of 40 basis points in operating expenses, a result of our operating efficiency program. Our cost of sales includes our purchasing costs associated with our products, plus the shrinkage from our store operations, plus reductions in the prices of our products related to promotions that are not offset by corresponding decreases in the cost of such products to us. “Shrinkage” includes losses in inventory, losses and damage of our products during transportation and losses caused by theft. We always seek to reduce the purchasing cost of our products in part by increasing the volume of our purchases and, thereby, improving the terms under which we acquire our merchandise. As we have increased our sales of higher-priced non-food products, shrinkage has become an increasingly important factor in our cost structure. Other costs such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our distribution network are not accounted for in the cost of sales line item, and instead are accounted for as a selling and administrative expense. Therefore, our cost of sales, gross profit and gross margin may not be comparable to those of other market players.

Selling and Administrative Expenses. Our selling and administrative expenses primarily include the following costs: labor and personnel, advertising, maintenance, provisions for doubtful accounts related to the credit card operations of our financial services business, utilities, credit card commissions paid to third parties and insurance.

•
Labor and personnel expenses: Our labor and personnel expenses are the main component of the total operating expenses and they represented 34.9% during the year 2007, 36.8% during the year 2006 and 35.2% in 2005. As a percentage of net revenues, labor and personnel expenses represented 8.1% in 2007, 8.7% in 2006 and 8.4% in 2005. During 2007, our labor expenses decreased 2.9% compared to 2006, as a result of our initiatives aimed at increasing productivity and operating efficiency.

•
Advertising expenses: Our advertising expenses represented 5.3% of our total operating expenses in 2007, 6.5% in 2006 and 7.8% in 2005. As a percentage of net revenues, advertising expenses represented 1.2% in 2007, 1.5% in 2006 and 1.9% in 2005. During 2005, advertising expenses increased due to the cost of promotional incentives given to Presto card holders and the implementation of the strategy which aimed to deliver superior service and quality at the lowest possible price. During 2007, advertising costs have decreased by 17.4% compared to 2006 as a result of the implementation of the “Operational Excellence” program, which is aimed at reducing expenses throughout the company.

•
Provisions for doubtful accounts. In connection with our credit card operations, we record an allowance for doubtful accounts, which corresponded to 11% of net credit card receivables or 9.9% of our gross credit receivables for 2007, which is used to offset write-offs and maintain an allowance deemed appropriate to the amount of total receivables. Our allowances for doubtful accounts have risen in recent years and are primarily a function of the total number of credit card accounts and delinquency rates. However, in 2006 and 2007, this allowance as a percentage of our total net and gross receivables has decreased as we have established tighter controls on risk. Moreover, as a result of electing to open our Presto card to unaffiliated merchants, we are subject to the regulations of the SVS and have, in accordance with its provisioning policies increased our allowances for doubtful accounts. We record provisions of a set percentage of outstanding balances for each past due credit card loan and evaluate these provisions based on the number of days past due and the historical behavior of our customers. As we continue to expand our credit card business, we expect our aggregate allowance for doubtful accounts to increase, and as we control the risk of our portfolio, this allowance as a percentage of net and gross receivables should decrease.

•
Utilities: Our utility expenses represented 4.0% of our total revenues in 2007, 3.6% in 2006, and 3.7% in 2005. These expenses represented 17.3% of our total operating expenses in 2007, 15.3% in 2006, and 15.8% in 2005. Since 2007 the rise in global energy prices, particularly in petroleum, has led to a general increase in Chile’s utility costs. Chile is highly dependent on energy inputs since it is not a producer of petroleum or natural gas. Continued increases in the price of energy inputs could raise operating costs as well as lead to a lower rate of GDP growth for Chile and lower personal disposable income, both of which would result in lower consumption growth for our business.

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

Competition and Regulation. Our business is subject to significant competition and operates in regulated environments. You should carefully review “Item 4—Information on the Company—Competition” and “—Regulation” for more information. In addition, you should be aware of the risks to which our business is subject. See “Item 3—Key Information—Risk Factors.”

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

For 2007, as a result of our strategy relating to more competitive pricing, our same store sales reversed the negative figures recorded for 2006, increasing 0.5% increase for the year. This strategy, together with the opening of 45 new stores (11 Lider, two SuperBodega Acuenta and 32 Ekono stores) and the growth of our Presto credit card, had a positive impact on our revenues in 2007, which increased 4.6% to Ch$ 1,905,780 million (US$ 3,835.4 million) for 2007, from Ch$ 1,822,218 million (US$ 3,667.2 million) for 2006. Despite our more competitive pricing, our gross income increased 7.7% to Ch$ 540,488 million (US$ 1,087.7 million) for 2007 from Ch$ 501,823 million (US$ 1,009.9 million) for 2006. Our gross margin increased 90 basis points from 27.5% of revenues in 2006 to 28.4% in 2007, which is explained by the increase in financial revenues that contributes directly to our gross margin.

Our strategy favors sales volume over profit margins, which was 2.8% for 2007 and 2.3% for 2006.

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

•
Preferred price to quality ratio. With our actual, and even more prominent, perceptual price advantage and reputation for low prices, we have strengthened our commitment to providing a superior shopping experience through the combination of different elements that allow customers to get more value for their money, such as quality perishables, attractive non-food offerings, low interest credit, money for purchasing through the My Lider Club loyalty program.

•
High traffic provides opportunities for cross-selling. We intend to take advantage of the higher volume of customer traffic we expect to generate through our current strategy by cross-selling an expanding range of quality non-food products and complementary services to our customers, delivering service and quality at the lowest possible price by keeping a perceptual price positioning. By capturing a greater share of the consumer’s wallet and expanding our coverage both in Chile and elsewhere in Latin America through our expansion program, we expect to increase our revenues. Our same store sales increased in 2007 by 0.5% compared to a 3.4% decrease in 2006, mainly due to our more competitive pricing. Increasing our competitiveness in terms of our value proposition, and passing on the cost reductions achieved through operational excellence to our customers in the form of even more competitive everyday prices, will allow us to increase our same store sales.

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

The detail of allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007, and the potential impact of changes in uncollectibility rates are shown in the following table:

	2005		2006		2007
	(in millions of Ch$, except percentages)
Net receivables (includes short and long term credit receivables plus other receivables)	Ch$	185,310	Ch$	198,240	Ch$	233,220
Allowance for doubtful accounts		20,341		21,048		26,990
Allowance for doubtful accounts/total net receivables		11%		10.6%		11.6%
Hypothetical uncollectibility rose by 25%		13.8%		13.3%		14.5%
Impact on income statement (increase in expenses)		5,230		5,318		6,827

Receivable from Disco S.A.

We believe that our receivable from Disco S.A. for the sale of Ekono-Argentina will ultimately be collected. The lack of a valuation allowance for this receivable is a critical accounting policy as management must make decisions regarding the viability of legal recourse where the outcome is uncertain. Moreover, if we are unable to recover, or if we determine that it is probable that we would be unable to recover any remaining amount and that the amount of such loss is estimable, we would be required to create a valuation allowance for such amount. As of December 31, 2007, the receivable from Disco S.A. amounted to Ch$ 23,714 million (US$ 47.7 million) recorded in the account long term sundry debtors.

In the opinion of the Argentinean and Dutch legal advisors to the company, based on available legal precedents in the jurisprudence of Argentina and the Netherlands, the possibility of recovering the amount due, fully or in significant part, is reasonably high. Management has evaluated the recoverability of said amounts and concluded that no uncollectible provision is necessary as of December 31, 2007. However, given the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios. Based on the above, we have not provisioned for a potential loss regarding these matters. For more information, see Note 22 of our financial statements, included herein.

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

The detail of provisions for shrinkage for the years 2005, 2006 and 2007 is the following:

	2005		2006		2007
	(in millions of Ch$, except percentages)

Shrinkage	Ch$	30,177	Ch$	32,104	Ch$	32,564
%/sales		2.0%		2.1%		2.1%
Hypothetical increase by 25%		2.5%		2.6%		2.6%
Impact on cost of sales (increase)		6,889		7,401		8,117

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

The principal amounts recorded of goodwill for the years 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	Ch$	US$	Ch$	US$	Ch$	US$
	million	million	million	million	million	million

Maquinsa (ex Fullmarket S.A.)	9,475	20.2	8,600	18.3	7,726	15.5
Magallanes S.A. (Carrefour Chile)	23,963	51.0	23,749	50.6	22,352	50.0
Alvi Supermercados Mayoristas S.A.	7,591	16.1	7,208	15.3	6,823	13.7
Total	41,029	87.3	39,557	84.2	36,901	79.2

Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

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

As of December 31, 2007, our goodwill primarily originated from the acquisition of Carrefour Chile (currently known as Magallanes S.A.) operations, from the purchase of Fullmarket S.A. (currently known as Maquinsa S.A.) in 1996, and from the purchase of 35% of the shares issued by Alvi Supermercados Mayoristas S.A.

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

On October 13, 2005, we acquired 35% of the shares of Alvi Supermercados Mayoristas S.A (“Alvi”). The excess of the purchase price paid for the shares acquired from Alvi over the net book value of assets acquired and liabilities assumed was designated as goodwill. A process was carried out in order to determine the value of the goodwill of this purchase. Upon completion of this analysis, we found that there was no significant difference between the book value or fair value of these assets, therefore we recorded no goodwill on this purchase.

Severance Indemnities

We sponsor a severance indemnity plan for employees that is treated, for accounting purposes, as a defined benefit plan.

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

Staff severance indemnities are accrued using the present cost of the accrued benefit method for employees, which are entitled to this benefit using an annual discount rate of 5.0% considering a different remaining estimated permanence up to the date of retirement for men and women.

The following table shows the accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using 5% discount rate and considering future service until retirement (age 60 for women, age 65 for men). Additionally, it shows how this amount would increase or decrease in our balance sheet in case of a 7% or a 3% discount rate:

Severance Indemnities	Ch$ million	US$ million

Short-term and long-term with 5% discount rate	2,379	4.8
With 3% discount rate	2,619	5.3
Impact on income statement (expense increase)	240	0.5
With 7% discount rate	2,243	4.5
Impact on income statement (expense decrease)	136	0.3

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

The preparation of consolidated financial statements in conformity with Chilean GAAP requires us to make estimates and assumptions, relating to the useful lives of such assets which affects the reported amounts of such assets and disclosure at the date of the publication of the financial statements as well as reported amounts of expenses during the reporting periods. The factors which we use to determine the useful lives include:

•	the estimated service life of the asset; and

•	the estimated technological life of the asset.

The detail of depreciation charges for the years 2005, 2006 and 2007 and the changes in depreciation charges for the same years are the following:

	2005		2006		2007
	(in millions of Ch$)

Depreciation	Ch$	58,521	Ch$	55,910	Ch$	60,355
10% increase or decrease in depreciation(1)		5,852		5,591		6,036

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our income statement and their respective percentages of net revenues:

	Year ended December 31,
	2005			2006			2007
	Ch$ millions		% of revenues	Ch$ millions		% of revenues	Ch$ millions		% of revenues

Net revenues	Ch$	1,753,134	100.0%	Ch$	1,822,218	100.0%	Ch$	1,905,780	100.0%
Cost of sales		(1,262,272)	(72.0)%		(1,320,395)	(72.5)%		(1,365,292)	(71.6)%
Gross profit		490,862	28.0%		501,823	27.5%		540,488	28.4%
Selling and administrative expenses		(416,221)	(23.7)%		(431,464)	(23.7)%		(443,393)	(23.3)%
Operating income		74,641	4.3%		70,359	3.9%		97,095	5.1%
Non-operating income		4,501	0.3%		5,392	0.3%		2,719	0.1%
Non-operating expenses		(25,571)	(1.5)%		(29,348)	(1.6)%		(37,720)	(2.0)%
Price-level restatement and foreign exchange gain (loss)		(1,819)	(0.1)%		1,361	0.1%		(483)	0.0%
Taxes		(5,295)	(0.3)%		(5,177)	(0.3)%		(8,930)	(0.5)%
Net income	Ch$	46,458	2.7	Ch$	42,587	2.3	Ch$	52,681	2.8

2007 Compared to 2006

For 2007, our net revenues increased 4.6% to Ch$1,905,780 million (US$3,835.4 million) as compared to Ch$1,822,218 million for 2006. This increase resulted primarily from the addition of 30,220 square meters (325,288 square feet) of sales area together with a 25.9% increase in revenues from our financial services business. Gross profit increased 7.7% to Ch$540,488 million (US$1,087.7 million) compared to Ch$501,823 million in 2006 and gross margin increased 90 basis points to 28.4% of revenues from 27.5% in 2006. This increase in gross margin occurred as a result of the increase in revenues at our financial services business. These revenues directly affect the margin since they have no counterpart in cost of sales.

Net Revenues. Our net revenues for 2007 increased 4.6% to Ch$1,905,780 million (US$3,835.4 million), from Ch$1,822,218 million for 2006.

The 4.6% increase in our net revenues for the period 2007 resulted primarily from the 0.5% increase in same store sales and from the increase in sales area, together with the 25.9% increase in revenues from our financial services business and the 22.7% increase in real estate revenues.

The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2006		2007		% change
	(in millions of constant Ch$, except percentages)
Hypermarkets and Supermarkets (including FarmaLider)	Ch$	1,683,120	Ch$	1,735,562	3.1%
Financial Services		88,140		117,860	33.7%
Other (real estate and logistics)		50,958		52,358	2.7%
Total	Ch$	1,822,218	Ch$	1,905,780	4.6%

Hypermarket and Supermarkets (including FarmaLider). Net revenues derived from our hypermarkets, supermarkets and pharmacies for 2007 increased 3.1%, to Ch$1,735,562 million (US$3,492.8 million), compared to Ch$1,683,120 million for 2006. This increase resulted principally from a 0.5% increase in same store sales for the year and from sales attributed to the 45 new stores opened during 2007.

Financial Services. Net revenues derived from our financial services business for 2007 increased 33.7% to Ch$117,860 million (US$237.2 million), compared to Ch$88,140 million for 2006, reflecting an increase in our net financial revenues relating to our Presto credit card including primarily interest and commissions. This increase was attributable to the growth in outstanding receivables which is in turn explained by a 13.0% increase in the average balance per account and a 5.8% growth in the number of accounts in good standing. At December 31, 2007, the total outstanding of the Presto card totaled Ch$271,906 million (US$547.2 million) compared to Ch$225,944 million at the same date of 2006, representing a 20.3% increase.

Other Revenues. Net revenues derived from real estate and logistic operations for 2007 increased 2.7% to Ch$52,358 million (US$105.4 million), compared to Ch$50,958 million in 2006. This increase resulted primarily from increased lease payments at the real estate division due to additional store openings in locations under commercial leases and to the opening of two shopping centers, Centro Urbano Las Rejas in Santiago and Espacio Urbano Los Andes, both opened in December 2006, which contributed revenues during 2007. Another shopping center, Espacio Urbano Pionero in Punta Arenas, was opened in December 2007. Therefore it did not contribute revenues during 2007.

Cost of Sales and Gross Profit. Our gross profit for 2007 increased 7.7% to Ch$540,488 million (US$1,087.7 million), from Ch$501,823 million for 2006.

As a percentage of net revenues, cost of sales for 2007 was 71.6% compared to 72.5% for 2006. The increase in gross margin was principally attributable to the 33.7% increase in financial services revenues and to the 2.7% increase in real estate and logistics revenues.

The following table shows the composition of gross profit for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2006		2007		% change
	(in millions of constant Ch$, except percentages)
Hypermarkets and Supermarkets (including FarmaLider)	Ch$	363,105	Ch$	373,500	2.9%
Financial Services		88,140		108,819	23.5%
Other (real estate and logistics)		50,578		58,169	15.0%
Total	Ch$	501,823	Ch$	540,488	7.7%

Hypermarket and Supermarkets (including FarmaLider). Gross profit derived from our hypermarkets, supermarkets and pharmacies for 2007 increased 2.9%, to Ch$ 373,500 million (US$751.7 million), compared to Ch$363,105 million for 2006. This increase resulted principally from a 3.1% increase in sales at our retail units attributable to the opening of new stores.

Financial Services. Gross profit derived from our financial services business for 2007 increased 23.5% to Ch$108,819 million (US$219.0 million), compared to Ch$88,140 million for 2006, reflecting an increase of 33.7% in revenues mainly from loans to the customers.

Other Revenues. Gross profit derived from real estate and logistics for 2007 increased 15.0% to Ch$58,169 million (US$117.1 million), compared to Ch$50,578 million for 2006. This increase resulted primarily from an increase in revenues from new stores rented to third parties.

Selling and Administrative Expenses. Our selling and administrative expenses (including depreciation) for 2007 increased 2.8% to Ch$443,393 million (US$892.3 million), from Ch$431,464 million for 2006.

As a percentage of net revenues, selling and administrative expenses for 2007 decreased to 23.3% from 23.7% for 2006, principally due to increased operating efficiency at our hypermarkets and supermarkets and our real estate division resulting from the successful implementation of diverse initiatives contemplated by the Operational Excellence program, which aim to reduce expenses.

Selling and administrative expenses related to our financial services business for 2007 increased by 16.9% to Ch$89,036 million (US$179.2 million), compared to Ch$76,165 million for 2006. This increase was principally attributable to marketing expenses and other operating expenses necessary to generate the 20.3% growth in outstanding receivables and revenues at our financial services business.

Costs related to our financial services business are accounted for in selling and administrative expenses in our consolidated income statement.

Operating Income. Operating income for 2007 increased 38.0% to Ch$97,095 million (US$195.4 million), compared to Ch$70,359 million for 2006, reflecting the 4.6% increase in net revenues and the 7.7% increase in gross income described above, which is only partially offset by the 2.8% increase in selling and administrative expenses. As a percentage of net revenues, operating income for 2007 increased 1.2% to 5.1%, from 3.9% of net revenues for 2006.

The following table shows the composition of operating income for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2006		2007		% change
	(in millions of constant Ch$, except percentages)
Hypermarkets and Supermarkets (including FarmaLider)	Ch$	28,825	Ch$	39,562	37.2%
Financial Services		25,245		32,196	27.5%
Other (real estate and logistics)		16,289		25,337	55.5%
Total	Ch$	70,359	Ch$	97,095	38.0%

Hypermarket and Supermarkets (including FarmaLider). Operating income derived from our hypermarkets, supermarkets and pharmacies for 2007 increased 37.2%, to Ch$39,562 million (US$79.6 million) compared to Ch$28,825 million for 2006. This increase resulted principally from higher sales and lower selling expenses at our hypermarkets and supermarkets.

Financial Services. Operating income derived from our financial services business for 2007 increased 27.5% to Ch$32,196 million (US$64.8 million), compared to Ch$25,245 million for 2006, reflecting an increase in the amount of loans to the customers.

Other Revenues. Operating income derived from real estate and logistics for 2007 increased 55.5% to Ch$ 25,337 million (US$ 51.0 million), compared to Ch$16,289 million for 2006. This increase resulted primarily from new stores rented to third parties.

Non-operating Income. Non-operating income for 2007 decreased 50.2% to Ch$2,719 million (US$5.5 million), compared to Ch$5,392 million for 2006. This decrease resulted primarily from a reduced availability of cash surplus for investment and lower earnings at related companies.

The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,
	2006		2007
	(in millions of constant Ch$)

Financial income	Ch$	2,892	Ch$	1,138
Other non-operating income(1)		2,467		1,581
Minority Interest		33		—
Total non-operating income	Ch$	5,392	Ch$	2,719

(1) “Other” includes principally equity in earnings of related companies.

Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,
	2006		2007
	(in millions of constant Ch$)

Financial expense	Ch$	25,508	Ch$	29,101
Minority interest		—		1
Other non-operating expense(1)		1,204		5,906
Amortization of goodwill		2,636		2,712
Total non-operating expense	Ch$	29,348	Ch$	37,720

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for 2007 increased 28.4% to Ch$37,720 million (US$75.8 million), compared to non-operating expense of Ch$29,348 million for 2006. This increase resulted primarily from higher financial expenses and higher charges in other non-operating expenses. Financial expenses increased by 14.1% due to the Company’s higher debt and higher interest rates on debt, especially after July 2007. Other non-operating expenses increased 388.8% in 2007 as compared to 2006. This increase is explained by certain extraordinary changes, including (i) the implementation of the company’s restructuring program which involved a voluntary retirement for personnel with more than 20 years of service in the company, (ii) the write-off of deferred expenses for credit cards that were issued but never placed among customers and (iii) various inventory write-offs.

Price-level Restatement and Foreign Exchange Gain (Loss). Net price-level restatement and foreign exchange gain (loss) for 2007 decreased 135.5% to a net loss of Ch$483 million (US$1.0 million), compared to a net gain of Ch$1,361 million for 2006. The net loss in 2007 as compared to the net gain in 2006 is primarily attributable to the effect of inflation on our net liabilities.

Income Taxes. Income taxes for 2007, including current and deferred taxes, increased 72.5% to Ch$8,930 million (US$18.0 million), compared to a charge of Ch$5,177 million for 2006, partly due to higher income before income taxes. The effective tax rate for 2007 was 14.5%, compared to an effective tax rate of 10.9% for 2006, as a result of a tax loss generated by the sale of fixed assets from the parent company, D&S, to a subsidiary, which resulted in a reduction of the base amount of taxable income. The lower effective tax rate in 2007 (the statutory tax rate is 17%) was attributable to an effective tax rate of 7.7% during the fourth quarter of 2007, resulting from a restructuring at our Presto S.A. subsidiary, which generated lower income tax expense (lower tax rate).

Net Income. Net income for 2007 increased 23.7% to Ch$52,681 million (US$106.0 million), compared to Ch$42,587 million for 2006. As a percentage of net revenues, net income margin for 2007 increased 0.5% to 2.8%, compared to 2.3% in 2006.

2006 Compared to 2005

For 2006, our net revenues increased 3.9% to Ch$1,822,218 million (US$3,667.2 million) as compared to Ch$1,753,134 million for 2005. This increase resulted primarily from the 2.5% increase in sales, as explained by the opening of 19 new stores and the 38.5% growth in revenues from our financial services business. Gross profit for 2006 increased 2.2% to Ch$501,822 million (US$1,009.9 million), compared to Ch$490,862 million in 2005, and gross margin decreased 50 base points to 27.5% of revenues, from 28.0% in 2005. This decrease in gross margin occurred as a result of the implementation of our business strategy, which offered more competitive prices to customers.

Net Revenues. Our net revenues for 2006 increased 3.9% to Ch$1,822,218 million (US$3,667.2 million), compared to Ch$1,753,134 million for 2005.

The 3.9% increase in our net revenues for the period 2006 resulted primarily from the 2.5% increase in sales due to the opening of new stores and from the 38.5% increase in revenues from our financial services business.

The following table shows the composition of net revenues for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2005		2006		% change
	(in millions of constant Ch$, except percentages)
Hypermarkets and Supermarkets (including FarmaLider)	Ch$	1,643,158	Ch$	1,683,120	2.4%
Financial Services		63,638		88,140	38.5%
Other (real estate and logistics)		46,338		50,958	10.0%
Total	Ch$	1,753,134	Ch$	1,822,218	3.9%

Hypermarkets and Supermarkets (including FarmaLider). Net revenues derived from our hypermarkets, supermarkets and pharmacies for 2006 increased 2.4% to Ch$1,683,120 million (US$3,387.3 million) compared to Ch$1,643,158 million for 2005. This increase resulted principally from a 2.5% sales increase due to the opening of new stores.

Financial Services. Net revenues derived from financial services business for 2006 increased 38.5% to Ch$88,140 million (US$177.4 million) compared to Ch$63,638 million for 2005, reflecting an increase in our net financial revenues including primarily interest and commissions related to the Presto card. This increase was attributable to increased use of the Presto card reflected in a 37.0% average increase in Presto receivables during the year (9.6% increase at year end) and the 30% average increase of balance per account during the year (4.2% increase at year end). At December 31, 2006, the total outstanding of the Presto card totaled Ch$225,944 million (US$454.7 million) compared to Ch$205,433 million at the same date of 2005, representing a 9.4% increase.

Other Revenues. Net revenues derived from real estate and logistics operations for 2006 increased 10.0% to Ch$50,958 million (US$102.6 million) compared to Ch$46,338 million in 2005. This increase resulted primarily from increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a shopping center in Linares in March 2006. Saitec also opened two additional malls in Las Rejas, Santiago and Los Andes in December 2006, which did not contribute additional revenues in 2006.

Cost of Sales and Gross Profit. Our gross profit for 2006 increased 2.2% to Ch$501,823 million (US$1,009.9 million), compared to Ch$490,862 million for 2005.

As a percentage of net revenues, cost of sales for 2006 was 72.5% compared to 72.0% for 2005. The decrease in gross margin was principally attributable to our business strategy, which aims to offer more competitive prices to our customers.

The following table shows the composition of gross profit for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2005		2006		% change
	(in millions of constant Ch$, except percentages)
Hypermarkets and Supermarkets (including FarmaLider)	Ch$	374,242	Ch$	363,105	(3.0)%
Financial Services		63,637		88,140	38.5%
Other (real estate and logistics)		52,983		50,578	(4.5)%
Total	Ch$	490,862	Ch$	501,823	2.2%

Hypermarket and Supermarkets (including FarmaLider). Gross profit derived from our hypermarkets, supermarkets and pharmacies for 2006 decreased 3.0%, to Ch$ 363,105 million (US$730.8 million), compared to Ch$374,242 million for 2005. This decrease was principally attributable to lower prices charged to our customers as a result of our business strategy.

Financial Services. Gross profit derived from our financial services business for 2006 increased 38.5% to Ch$88,140 million (US$177.4 million), compared to Ch$63,637 million for 2005, reflecting an increase in loans to the customers.

Other Revenues. Gross profit derived from real estate and logistics for 2006 decreased 4.5% to Ch$50,578 million (US$101.8 million), compared to Ch$52,983 million for 2005. This decrease resulted primarily from lower revenues from our logistics operations.

Selling and Administrative Expenses. Selling and administrative expenses (including depreciation) for 2006 increased 3.7% to Ch$431,464 million (US$868.3 million), compared to Ch$416,221 million for year 2005.

As a percentage of net revenues, selling and administrative expenses remained stable at 23.7% for 2006, the same ratio of 23.7% as for 2005.

Selling and administrative expenses related to our financial services business for 2006 increased by 25.7% to Ch$76,274 million (US$153.5 million), compared to Ch$60,679 million for 2005. This increase was principally attributable to organizational growth and the higher marketing expenses incurred in connection with the 42.8% growth in revenues within this division (or the 38.5% increase, on a consolidated basis).

Costs related to the financial services business are accounted for in selling and administrative expenses in the consolidated income statement.

Operating Income. Operating income for 2006 decreased 5.7% to Ch$70,359 million (US$141.6 million), compared to Ch$74,641 million for 2005, reflecting the 3.7% increase in selling and administrative expenses described above, which is only partially offset by the 3.9% increase in net revenues. As a percentage of net revenues, operating income for 2006 decreased 0.4% to 3.9%, compared to 4.3% for 2005.

The following table shows the composition of operating income for the periods indicated and the percentage change between periods:

	Year ended December 31,
	2005		2006		% change
	(in millions of constant Ch$, except percentages)
Hypermarkets and Supermarkets (including FarmaLider)	Ch$	56,980	Ch$	28,825	(49.4)%
Financial Services		10,254		25,245	146.2%
Other (real estate and logistics)		7,407		16,289	119.9%
Total	Ch$	74,641	Ch$	70,359	(5.7)%

Hypermarket and Supermarkets (including FarmaLider). Operating income derived from our hypermarkets, supermarkets and pharmacies for 2006 decreased 49.4% to Ch$ 28,825 million (US$ 58.0 million) compared to Ch$56,980 million for 2005. This decrease was principally attributable to lower prices charged to our customers as a result of our business strategy.

Financial Services. Operating income derived from our financial services business for 2006 increased 146.2% to Ch$ 25,245 million (US$ 50.8 million), compared to Ch$ 10,254 million for 2005, reflecting a higher volume of loans to the cardholders.

Other Revenues. Operating income derived from real estate and logistics for 2006 increased 119.9% to Ch$16,289 million (US$ 32.8 million), compared to Ch$7,407 million for 2005. This increase resulted primarily from new stores rented to third parties.

Non-operating Income. Non-operating income for 2006 increased 19.8% to Ch$5,392 million (US$10.9 million), compared to Ch$4,501 million for 2005. This increase resulted primarily from the 140% increase in other non-operating income, which principally includes equity in earnings of related companies. In this case, it is explained by our 35% ownership stake in Alvi, S.A.

The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of December 31,
	2005		2006
	(in millions of constant Ch$)

Financial income	Ch$	3,094	Ch$	2,891
Other non-operating income(1)		1,002		2,468
Amortization of negative goodwill		403		—
Minority Interest		2		33
Total non-operating income	Ch$	4,501	Ch$	5,392

(1) “Other” includes principally equity in earnings of related companies.

Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31,
	2005		2006
	(in millions of constant Ch$)

Financial expense	Ch$	22,032	Ch$	25,508
Other non-operating expense(1)		1,186		1,204
Amortization of goodwill		2,353		2,636
Total non-operating expense	Ch$	25,571	Ch$	29,348

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for 2006 increased 14.8% to Ch$29,348 million (US$59.1 million), compared to non-operating expense of Ch$25,571 million for 2005. This increase resulted primarily from the 15.8% increase in financial expenses in 2006 compared to 2005 caused by the greater indebtedness of the company.

Price-level Restatement and Foreign Exchange Gain (Loss). Net price-level restatement and foreign exchange gain (loss) increased 174.8% to a net gain of Ch$1,361 million (US$2.7 million) for 2006, as compared to a net loss of Ch$1,819 million for 2005. The net gain in 2006 as compared to the net loss in 2005 is primarily attributable to the price level restatement on our net asset position.

Income Taxes. Income taxes for 2006, including current and deferred taxes decreased 2.2% to Ch$5,177 million (US$10.4 million), compared to a charge of Ch$5,295 million for 2005, partly due to the decrease in income before taxes. The effective tax rate for 2006 was 10.9%, compared to an effective tax rate of 10.2% for 2005, as a result of a tax loss generated by the sale of fixed assets from the parent company to a subsidiary, which resulted in a reduction of the base amount of taxable income. The lower effective tax rate in 2006 (the statutory tax rate is 17%) was attributale to a tax loss generated in the parent company, D&S, which received tax credits due to the restructuring of the company’s subsidiaries.

Net Income. Net income for 2006 decreased 8.3% to Ch$42,587 million (US$85.7 million), compared to Ch$46,458 million for 2005. As a percentage of net revenues, net income margin for 2006 decreased 0.4% to 2.3%, compared to 2.7% in 2005.

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

The required price-level restatement of our non-monetary assets and liabilities, equity and income-expense accounts in 2007, together with foreign exchange gains, resulted in a net loss of Ch$484 million (US$1.0 million), compared to a net gain of Ch$1,361 million in 2006. This loss was principally due to the price-level restatement affecting our net liability position.

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

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and the repayment of short-term and long-term liabilities, in addition to funding the increase in outstanding credit of the Presto financial business. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. Our Ch$170,000 million (US$250 million) capital increase in 2004 has further strengthened our capital resources. We believe that these sources of funds, together with our cash and cash equivalents on hand, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements. If we decide to increase our capital expenditures or succeed in increasing the use of the Presto credit card, granting additional new loans beyond our estimates, we would be able to increase our debt without having a negative impact on our net income, since higher revenues would offset higher financial expenses. Due to the nature of our business, we benefit from significant cash flows and access to vendor financing for purchases in the ordinary course of our business activities, which we estimate will continue in the same terms. The growth of our credit card business, as expected, will continue to increase our working capital requirements. As a result of our Ch$170,000 million (US$250 million) capital increase in 2004 and the additional operating cash flows generated during 2007, we believe we are well positioned to finance our capital requirements.

In 2005, our cash and cash equivalent decreased in the amount of Ch$25,560 million (US$51.5 million) since funds used in financing activities exceeded the amount of funds provided by financing activities. Therefore, we used our cash and cash equivalents in our commitments and investment activities.

In 2006, our cash and cash equivalent decreased in the amount of Ch$20,150 million (US$40.6 million) since funds used in our financing activities exceeded the amount of funds provided by financing activities. Therefore we used the cash and cash equivalents in our commitments and investment activities.

In 2007, our cash and cash equivalent decreased in the amount of Ch$3,437 million (US$6.9 million) since funds used in our financing activities exceeded the amount of funds provided by financing activities. Therefore we used the cash and cash equivalents in our commitments and investment activities.

In 2008, we expect our major cash needs to include:

•	repayment or refinancing of short-term contractual obligations in the amount of Ch$186,334 million (US$375 million);

•	budgeted capital expenditures of Ch$99,378 million (US$200 million);

•	budgeted cash dividends of approximately Ch$27,329 million (US$55 million); and

•	increased working capital needs, primarily in connection with our planned expansion of our credit card operations in the amount of Ch$74,543 million (US$150 million).

We expect to meet these cash requirements in 2008 through a combination of:

•	cash flow from operations;

•	existing cash resources and cash flow to be generated from our operations in 2008; and

•	additional short-term and long-term debt that we will incur as necessary.

Sources and Uses of Funds

Cash and Working Capital. As of December 31, 2007, we had negative net working capital in the amount of Ch$191,964 million (US$386.3 million), compared with a negative net working capital of Ch$74,356 million at December 31, 2006. We have historically recorded a negative working capital position because of our extensive use of supplier financings. A negative working capital position does not affect our ability to obtain financing. However, the expansion of our Presto credit card has resulted in significant increases in our working capital requirements, as shown in 2005. In 2007, we had a negative working capital position due to higher levels of short-term financial debt.

Net Cash Provided by (Used in) Operations. Net cash provided by operations in 2007 was Ch$35,366 million (US$71.2 million), representing a decrease as compared to Ch$58,465 million provided by operations in 2006. Funds provided by operations consist principally of funds from our net income which were Ch$52,681 million for 2007 and Ch$42,587 million in 2006. Funds provided by operations consist principally of funds generated from our revenues increase (4.6% increase in 2007 compared to 2006) and a 7.7% gross profit increase, from Ch$ 501,823 in 2006 to Ch$540,488 (US$1,087.7 million) in 2007.

Net Cash Used in Investing Activities. Net cash used in investing activities was Ch$124,207 million (US$250.0 million) for 2007, a 21% increase compared to 2006. The principal uses for investing activities in 2006 were Ch$122,834 million (US$247.7 million) for the purchases of property, plant and equipment (new stores and land).

Net Cash from Financing Activities. In 2007, our financing activities provided Ch$92,230 million (US$185.6 million) which included Ch$357,023 million (US$718.5 million) from the issuance of debt and bank loans. These amounts were offset by Ch$230,323 million (US$463.5 million) in repaid debt. We maintain cash and cash equivalents in the amount of Ch$43,423 million (US$87.4 million).

Contractual Cash Obligations. The following table summarizes our contractual cash obligations and commercial commitments as of December 31, 2007 and the breakdown of such obligations in specified future periods.

	Payment due by period (in millions of constant Ch$)
Contractual Obligations	Total (1)		Less than 1 year (2)		1-3 years (2)		3-5 years (2)		More than 5 years (2)

Long-term bank debt, including current portion	Ch$	146,232	Ch$	8,890	Ch$	39,588	Ch$	44,054	Ch$	53,700
Short-term bank debt		193,485		193,485
Capital lease obligations		9,335		2,844		3,221		897		2,372
Sundry creditors		705								705
Bonds and commercial paper		198,321		78,738		14,313		5,229		100,041
Total contractual obligations (principal plus interest)	Ch$	548,078	Ch$	283,957	Ch$	57,122	Ch$	50,180	Ch$	156,818
Principal		542,098		277,978		57,122		50,180		156,818
Interest		5,979		14,511		27,713		23,954		52,609

(1)	Interest recognized as of December 31, 2007.
(2)
Interest amounts for each of the periods shown in table and included with their respective obligations have been estimated considering the interest rate as of December 31, 2007, whether variable or fixed.

We have incurred our long-term debt obligations primarily to replace certain short-term debt obligations and to enable us to pursue strategic acquisitions.

The company and its subsidiaries lease 66 of their retail outlets (43 Lider hypermarkets and supermarket and 23 Ekono discount food stores), seven of their warehouses and four of their operation and management offices under lease agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. The amount under these leases is generally determined as a percentage of sales ranging from 1% to 3% with minimum rentals. Minimum future rentals, in accordance with FASB 13 par. 5 are as follows:

Ch$
2008	12,191,840
2009	10,727,513
2010	9,175,282
2011	8,069,306
2012	6,721,189
Thereafter	59,173,124
Present value net minimum lease payments	106,058,254

Consolidated rental expenses Ch$10,466,232, Ch$9,027,129 and Ch$11,791,126 for the years ended December 31, 2005, 2006, and 2007, respectively.

Dividends. In 2007, dividends paid totaled Ch$26,888 million (US$54.1 million), as compared with Ch$28,199 million in 2006. Chilean law generally requires us to distribute a minimum of 30% of our net income to our shareholders in the form of dividends. For more information on our dividend policy, see Item 10 ¯ “Additional Information—Dividend Policy and Dividends.”

Capital Expenditures. Our capital expenditures in 2007 totaled Ch$122,834 million (US$ 247.2 million), as compared with Ch$85,583 million in 2006. These capital expenditures were invested in the opening of 13 new stores, including seven Express de Lider supermarkets, four Hiper Lider hypermarkets and two SuperBodega Acuenta discount supermarkets, and in the purchase of land. We currently plan to make capital expenditures totaling Ch$99,378 million (US$200.0 million) in 2008, primarily to build and develop new stores, as well as to purchase additional properties.

Working Capital. In addition to the capital expenditures listed above, we also plan to allocate Ch$74,534 million (US$150 million) of cash to our credit card business in 2008 to cover additional working capital requirements in connection with the issuance of additional credit by Presto. This amount represents our estimated cash requirements based on our current projected levels of growth in credit card charge volume. Our expected growth in the use of our Presto credit card may not materialize.

Debt

Debt Status. In addition to cash flow from our operations, we also rely on external borrowings in the local Chilean capital markets, as well as other borrowings from financial institutions. The costs associated with using external sources of financing will depend in large part on our credit ratings. Currently, our local credit ratings from Fitch Chile Clasificadora de Riesgo Limitada and Feller-Rate Clasificadora de Riesgo Limitada are E First Class – Level 1 and Level 2 for our shares, respectively, and AA/A-, for our bonds and commercial papers, with a stable outlook. Since all our debt is issued locally and these are the ratings applicable to our debt, a significant downgrade by Fitch Chile Clasificadora de Riesgo Limitada or Feller-Rate Clasificadora de Riesgo Limitada may increase the cost of our future borrowings or make it more difficult to access the public debt markets. Such change is unlikely in view of the stable outlook of these ratings. Regarding international ratings, until June 30, 2008, our senior unsecured local and foreign currency-denominated debt had a credit rating of BBB with a stable outlook with Fitch Ratings. In addition to our own performance, such credit agencies may give consideration to the general macroeconomic and political trends affecting Chile and Latin America generally.

As approved by the SVS, and registered as No. 0463 in the SVS registry, on September 30, 2006, our real estate subsidiary SAITEC issued bonds in an aggregate principal amount of UF 4,500,000, which sold in the market at a rate of UF + 4.39%. These bonds have a nominal term of 22 years. The proceeds were used to refinance bank debt and to finance new real estate investments.

Additionally, the series A1 and A2 of bonds issued by us in December of 2000, in the amount of UF3,500,000 (US$122.7 million) matured in October 2006.

On September 28, 2006, the Company grouped together short term and some long term debt and entered into a syndicated loan with Banco Santander-Chile, Citibank N.A., (Agencia en Chile), Banco Bilbao Vizcaya Argentaria Chile and Banco del Estado at 80-day TAB plus 40 basis points in nominal Ch$, for Ch$119,788 million (US$225.0 million). At the same time the Company entered into a cross currency swap to hedge interest rate fluctuations. In this manner, the syndicated loan was shifted to UF plus 4.09% annually, for a total amount of UF 6,503,987. As of December 2007, this derivative contract represented a net value of ThCh$7,040, which is included in other current liabilities.

During 2007, we used bank credit lines to finance working capital requirements.

On April 1, 2007, we prepaid our series B1 and B2 Bond, which had a face interest rate of UF +6.50% annually, for an amount of UF 1,200,000 (US$ 47.4 million) using the proceeds from a credit loan in the same amount, entered into with Citibank N.A. (Agencia en Chile) on March 29, 2007 with a fixed interest rate of UF +3.28%, maturing August 2014.

On April 25, 2008, we issued 6.0 million UF (approximately US$ 243.2 million) aggregate principal amount of 2.6% Series E bonds due 2013 pursuant to an Indenture, dated December 29, 2006, as amended February 9, 2007 and April 3, 2008, between our company and Banco de Chile. Although we entered into this indenture in 2006, we did not offer nor place the bonds until 2008 as we opted in April 2007 to enter into a credit loan with Citibank N.A. (Agencia en Chile), as discussed above.

On May 22, 2008, we entered into a Ch$ 61,200 million (approximately US$121.6 million) credit agreement with a syndicate of six banks, including Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile, in the form of a bullet loan with a variable interest rate of 180-day TAB plus 45 basis points, maturing in two years.

We used the proceeds from our new bullet bond (series E) and the 2008 syndicated loan to repay short term debt, including credit lines with Banco Santander-Chile and Banco Bilbao Vizcaya Argentaria Chile.

At December 31, 2007, our aggregate outstanding debt and lease obligations were Ch$548,078 million (US$1,103.0 million), consisting of:

•
long-term debt including lease obligations of Ch$264,121 million (US$531.5 million), which includes financial debt of Ch$256,925 million (US$517.1 million) and lease obligations in the amount of Ch$6,491 million (US$ 13.1 million) and sundry creditors in the amount of Ch$705 million (US$1.4 million); and

•
short-term debt including the current portion of long-term debt of Ch$283,957 million (US$571.5 million), including short-term financial debt of Ch$259,391 million (US$522.0 million) and the current portion of long-term debt in the amount of Ch24,566 million (US$49.4 million).

In addition to our aggregate outstanding debt, we have short-term obligations incurred with our suppliers of Ch$259,653 million (US$522.6 million).

We are also party to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$6,490 million (US$13.1 million) at December 31, 2007, as compared to Ch$4,154 million (US$8.4 million) at December 31, 2006. At December 31, 2007, our foreign currency liabilities totaled Ch$22,571 million (US$45.4 million). At December 31, 2006, we had liabilities of Ch$32,307 million denominated in U.S. dollars.

Our major categories of indebtedness are as follows:

•
Bonds and commercial paper placed in the local capital markets in an aggregate principal amount of Ch$198,321 million (US$399.1 million) at December 31, 2007. As of that date, we had issued two series of bonds in Chile, our Series C and D bonds, which bear interest at a rate of 4.5% and 5.5%, respectively, and our subsidiary, Saitec, had issued Series B bonds bearing interest at 4.2%. We had also issued commercial paper bearing interest at a rate of 5.9% and 7.2%;

•	60 million UF (approximately US$ 243.2 million) aggregate principal amount of Series E bonds;

•
Local bank debt in an aggregate principal amount at December 31, 2007 of Ch$ 339,717 million (US$683.7 million). We have a Series of Chilean peso, UF- and U.S. dollar-denominated loans, the bulk of which are payable in UF and bear market interest rates according to the terms of the debt agreements.

•	Bullet bonds issued on April 25, 2008 bearing interest at a fixed rate of UF +2.6% annually; and

•
Additional local bank debt in an aggregate principal amount of Ch$ 61,200 million (US$ 121.6 million), relating to our syndicated loan entered into on 2008 in the form of a bullet loan, with a variable interest rate of 180-day TAB plus 45 basis points.

For further information regarding our debt, see Note 12 to our consolidated financial statements.

Interest Rates

As at December 2007, 73.6% of our total indebtedness was at fixed rates, primarily as a result of our fixed rate bonds, bank loans and commercial paper.

Debt Restrictions

Some of our long-term debt instruments contain standard financial covenants. Our principal covenants require us to maintain certain minimum ratios, such as debt-to-equity and interest coverage. We were in full compliance with our key financial covenants as of December 31, 2007. Moreover, we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital expenditure requirements for 2008 and 2009. We believe that we will be able to operate within the terms of our financial covenants for the foreseeable future. If we fail to operate within our covenanted restrictions or to obtain waivers of these covenants, it would result in defaults under our debt agreements and potentially, in the acceleration of amounts due.

The material covenants of our long-term debt agreements at December 31, 2007 are described in the table below:

Our Principal Loan Covenants

Ch$ 119,788.5 million Local Syndicated Banking Loan with Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation and amortization of intangibles divided by interest expenses).
3.
Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

	4.	Keeping consolidated total equity of an amount equal at least to UF13 million, calculated and measured each quarter.
	5.	Prohibition to grant collateral or to guaranty to secure payment of third party obligations on a substantial portion of our assets if such security may adversely affect the interest of the lenders.
	6.	Prohibition to substantially change corporate purpose or to perform a material capital reduction.
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

(c) If our current controlling shareholders dispose in any manner, change or loose control of our management or business.

(d) Amendment of our by-laws causing a material adverse effect and not noticed to the agent bank.

(e) Breach of general pari passu indebtedness positive pledge.

UF1.2 million Loan with Citibank, N.A. (Agencia en Chile)	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).
3.
Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

	4.	Keeping consolidated total equity of an amount equal at least to UF13 million, calculated and measured each quarter.
	5.	Prohibition to grant collateral or to guaranty to secure payment of third party obligations on a substantial portion of our assets if such security may adversely affect the interest of the Lenders.

	6.	Prohibition to substantially change corporate purpose or to perform a material capital reduction.
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

8.
Optional Acceleration. Upon agreement by major lenders, Loan will become immediately payable and enforceable under several circumstances, among which the relevant cases are as follows:

(a) Cross default or cross acceleration of indebtedness amounting to, at least, USD 10 million, provided such default is not remedied within the 15-day term

(b) Liquidation, wind-up, dissolution, whether legal or contractual, or the discontinuation of corporate businesses.

(c) If our current controlling shareholders dispose in any manner, change or loose control of our management or business.

(d) Amendment of our By-laws causing a material adverse effect and not noticed to the Agent Bank.

(e) Breach of general pari passu indebtedness positive pledge.

Local Bonds Series C and D	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).
	3.
Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

	4.	Keeping consolidated total equity of an amount equal at least to UF13 million, calculated and measured each quarter.

Commercial Paper	1.	Minimum Coverage of interest expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.
	2.	Leverage less than 1.2 (current liabilities divided by equity) for March, June, September and December.

The above table does not include the financial covenants of our 6.0 million UF (approximately US$ 243.2 million) aggregate principal amount of 2.6% Series E bonds due 2013 and Ch$ 61,200 million (US$ 121.6 million) credit agreement with Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile from 2008. These debt instruments contain standard financial covenants and restrictions on our ability to engage in specified activities, including, but not limited to, the following:

Local Bonds Series E	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).
	3.
Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

	4.	Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.

3.0 million UF Credit Agreement with Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expenses of 3.5 times (operating results plus depreciation and amortization of intangibles divided by interest expenses).
3.
Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

	4.	Keeping consolidated total equity of an amount equal at least to UF13 million, calculated and measured each quarter.
	5.	Prohibition to grant collateral or to guaranty to secure payment of third party obligations on a substantial portion of our assets if such security may adversely affect the interest of the lenders.
	6.	Prohibition to substantially change corporate purpose or to perform a material capital reduction.
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

The following table sets forth net income and shareholders’ equity for the years ended and at December 31, 2005, 2006 and 2007 under Chilean GAAP and U.S. GAAP.

	Year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ and millions of US$)

Net income (Chilean GAAP)	Ch$	46,458	Ch$	42,587	Ch$	52,681	US$	(106.0)
Net income (U.S. GAAP)		50,883		41,176		53,699	US$	(108.1)
Shareholders’ equity (Chilean GAAP)	Ch$	535,453	Ch$	556,236	Ch$	562,641	US$	(1,132.3)
Shareholders’ equity (U.S. GAAP)		538,121		558,657		566,080	US$	(1,139.2)

For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 25 to our consolidated financial statements.

The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders’ equity in the three years ended December 31, 2005, 2006 and 2007 were:

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

•
marketable securities are designated as trading, available-for-sale, and held-to-maturity under U.S. GAAP. The company holds certain available-for-sale securities whose unrecognized gains, under Statement of Financial Accounting Standards No. 115, require treatment as adjustments to other comprehensive income;

•
deficit during development stage on the U.S. GAAP adjustments. Effective until December 31, 2006 General Rule No. 981 of the SVS, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of shareholders' equity. For U.S. GAAP purposes, the deficit in subsidiaries in the development stage is consolidated and the results of their operations charged directly to income. The effect of this adjustment is included in net income and shareholders’ equity reconciliation to U.S. GAAP as presented below. On January 1, 2007, the balance recorded in this item was netted against retained earnings in accordance with the new General Rule No. 1,819 issued by the SVS, which superseded General Rule No. 981. There is no difference with U.S. GAAP in 2007;

•
capitalization of restructured loan expenses. In September 2006, the Company restructured its loans with banks signing a long-term syndicated loan agreement with banks Santander-Santiago, Estado, BBVA and Citibank N.A., concentrating by this means all the short-term and long-term standing loans into only one loan of 8 year term. The expenses related to the restructure of these loans, such as bank commissions, tax and legal expenses, have been capitalized by the Company and are being amortized over the term of the loans, in accordance to Chilean GAAP. Under U.S. GAAP, each bank in the syndicated group was analyzed separately under EITF 96-19 to determine whether a modification or extinguishment of debt had occurred. The restructured loans with Banco Santander-Santiago, BBVA and Citibank N.A. are considered substantially different from the corresponding loans before the syndicated loan, therefore the unamortized balance of the corresponding proportion of capitalized expenses at the date of the restructure of the debt, was charged against income of the period. Under U.S. GAAP, the restructured debt with Banco Estado is considered a modification and therefore the proportional previously unamortized costs continue to be amortized and proportional third party costs associated with the new debt were expensed. During 2007, the Company subscribed a credit agreement with Citibank for UF1,200,000. With this loan the company prepaid the Series B of Bonds. Under U.S. GAAP, the debt with Citibank is considered a modification of debt and therefore the proportional previously unamortized costs continue to be amortized and porportional third party costs associated with the new debt were expensed; and

•
sale of portfolio. Under Chilean GAAP, in 2006 and 2007 a portion of the Presto portfolio (installment payments on credit cards) was defined as sold and the losses were deferred over the period of time that interest continued to accrue on the installment payments. Under U.S. GAAP, under FAS 140, this transaction qualified as a partial sale (servicing of the accrued interest was retained by the Company). The loss on the sale or transfer of the receivable would be recognized immediately on the transaction date. Therefore, the deferred loss in Chile GAAP has been recognized in the net income reconciliation in Note 25 (a.16). No servicing liability has been incurred and it is impracticable to measure the fair value of any servicing asset, therefore its value is assumed to be zero.

Recent U.S. GAAP Pronouncements

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.

On February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Liabilities” including an amendment of FASB Statement No. 115. These statements permit entities to choose to measure at fair value many financial instruments and certain other items. The objective it to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. These Statements are expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 will have a material impact on its consolidated results of operations and financial condition.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), written loan commitments recorded at fair value through earnings which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is evaluating the impact, if any, that the adoption of SAB 109 may have on its consolidated financial statements and disclosures.

On December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110 (SAB 110), the staff hereby amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin Series. Question 6 of Topic 14: D.2 (as amended) expresses the views of the staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. This bulletin is effective on January 1, 2008.

On December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141. SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration. Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability. Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received. SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008. As SFAS 141(R) will be prospectively applied, its adoption will have no effect on the business combinations already recognized in the financial statements at the balance sheet date.

On December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51 “Consolidated Financial Statements.” The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent. Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008 except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. The Company is evaluating the impact, if any, of the adoption of this new pronouncement.

On February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is prohibited. The Company is evaluating the impact, if any, that the adoption of this new pronouncement.

On February 2008, the FASB issued FASB Staff Position 157-1 Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company understand that this pronouncement will not have an effect in it’s consolidated financial statements because this pronouncements was issue to exclude the leases from the scope of the FAS 157 Fair Value Measurements, thus, no adjustment or changes would be necessary in the actual policy for lease contracts.

On March 2008, the FASB released SFAS No. 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments. The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes. There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made. The effect of credit-risk-contingent features is also required to be disclosed. The adoption of SFAS 161 is not expected to have a material impact on the Group’s financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

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

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt, or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Pursuant to the Chilean Companies Law, as amended by Law No. 19,705 enacted in December 2000, Chilean publicly traded companies with a net worth exceeding the equivalent of UF1,500,000 (approximately US$59.2 million as of December 31, 2007) must have no less than nine directors and an audit committee composed of no less than three board members. We are now managed by a board of directors that consists of nine directors who are elected at the annual shareholders’ meeting as mandated by our bylaws and have an audit committee composed of three board members. The entire board of directors is elected every three years. If a vacancy occurs, our board of directors may elect a temporary director to fill the vacancy until the next annual shareholders’ meeting, at which time the entire board of directors will be renewed, without prejudice to the re-election of any members.

There are regularly scheduled monthly meetings of our board of directors. Extraordinary meetings are convened when called by the president of the board, when requested by any other director with the assent of the president or when requested by an absolute majority of the directors. Our board of directors is responsible, among other things, for the overall supervision and administration of our business activities, for the appointment and removal of the executive officers, for reviewing our financial statements, for approving our budget and for approving any purchase or sale of real estate. A quorum for a meeting of the board of directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the board of directors are adopted by a majority of the votes cast. The chairman has the deciding vote in the event of a tie.

The current board of directors was elected on April 24, 2007 and their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held at the end of April 2010. Mr. Gerardo Jofré Miranda, Mr. Felipe Larraín Bascuñan and Mr. Francisco Gana Eguiguren were elected to our board of directors at the annual shareholders’ meeting held on April 24, 2007. Their three-year tenure will end upon the election of the new members at the annual shareholders’ meeting to be held during the first quarter of 2010. The following are the current members of the board of directors and their respective positions:

Name	Position	Age

Felipe Ibáñez Scott	Chairman	54
Hans Eben Oyanedel	Deputy Chairman	66
Nicolás Ibáñez Scott (1)	Director	52
Jonny Kulka Fraenkel	Director	63
Gerardo Jofré Miranda	Director	58
Fernando Larraín Cruzat(2)	Director	49
Verónica Edwards Guzmán	Director	50
Felipe Larraín Bascuñan	Director	50
Francisco Gana Eguiguren(3)	Director	52

(1)	Between 1994 and 2002, Mr. Nicolás Ibáñez Scott served as our company’s CEO.
(2)
Mr. Fernando Larraín Cruzat is the managing director of Larraín Vial, Corredora de Bolsa S.A., a stock broker, investment bank, underwriter and financial services company with which we have regularly worked in the past and that presently renders services to our company.

(3)
Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law, having been elected without the votes of controlling shareholders or related parties at the annual shareholders’ meeting held on April 24, 2007. Mr. Francisco Gana Eguiguren also qualifies as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual. In making this determination, we considered Mr. Francisco Gana Eguiguren’s role as an external advisor to one of our suppliers.

Audit Committee

Our audit committee is composed of the following member:

Name	Position	Age

Francisco Gana Eguiguren(1)(2)	Director	52

(1)
As required under Chilean law, we also have a Directors’ Committee (Comité de Directores) comprised of one independent director and two non-independent directors to perform the supervisory functions detailed under Chilean law. The current members of the Directors’ Committee are Mr. Fermando Larraín Cruzat, Mr. Gerardo Jofré Miranda and Mr. Francisco Gana Eguiguren.

(2)
Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law, having been elected without the votes of controlling shareholders or related parties at the annual shareholders’ meeting held on April 24, 2007. Mr. Francisco Gana Eguiguren also qualifies as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual. In making this determination, we considered Mr. Francisco Gana Eguiguren’s role as an external advisor to one of our suppliers.

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

Talent Committee

We have a Talent Committee consisting of three members whose functions include: (i) establishing the compensation for our executive and key officers, (ii) implementing retention incentives and policies for our executive and key officers and (iii) assisting management in hiring such executive and key officers. The members of the Talent Committee are Hans Eben Oyanedel, Jonny Kulka Fraenkel and Felipe Larraín Bascuñan.

Executive Officers

Our key executive officers are the following:

Name	Position	Age	Years with our company

Enrique Ostalé Cambiaso	Chief Executive Officer	47	13
Alejandro Droste Bertolo(1)	Chief Financial Officer	42	1
Gonzalo Smith Ferrer	General Counsel	37	4
Tina Rosenfeld Kreisselmeyer(2)	Corporate Controller	38	1
Marcelo Gálvez Saldías	Development Manager	44	20
Claudio Hohmann Barrientos	Corporate Affairs Manager	54	2
Alfonso Sierra Mujica	Corporate Operational Excellence and Innovation Manager	42	1

(1) Mr. Alejandro Droste Bertolo took office in May 2007.
(2) Mrs. Tina Rosenfeld Kreisselmeyer took office in April 2007.

Division Managers

Our key division managers are the following:

Name	Position	Age	Years with our company

Silvio Rostagno Hayes(1)	General Manager D&S Retail Chile	49	3
Elias Ayub Uauy	General Manager of Financial Services Division (Presto)	55	4
Sebastián Rozas Heusser	General Manager of the Real Estate Development Division (Saitec S.A.)	37	7
Manuel López Barranco	General Manager of Hypermarkets	38	13
Andrés Fernández Donoso	General Manager of Supermarkets	33	10

(1)	In March 2008, Mr. Silvio Rostagno Hayes left the position of Chief Operating Officer and was appointed general manager of D&S Retail Chile.

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

Fernando Larraín Cruzat has been a director of our company and a member of our audit committee since April 2001. Mr. Larraín is the managing director of Larraín Vial S.A., a Chilean stock broker, investment bank, underwriting and financial services company. In addition to serving on our company’s board of directors, Mr. Larraín also serves on the board of Industrias Tricolor S.A., Watt’s S.A., CIC S.A. and Salfacorp S.A. Mr. Larraín is also a professor at Universidad de Los Andes as well as a director for “Casa de Acogida La Esperanza.” Mr. Larraín holds a degree in economics from Pontificia Universidad Católica de Chile and an MBA degree from Harvard University.

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

Gerardo Jofré Miranda was first elected to the board of directors at the annual shareholders’ meeting held on April 24, 2007. Since 2005 he has worked as an independent investor. Previously, from 1989 until 2004, he served as a General Manager, Director, and Chairman of different subsidiaries of the Santander Group, including the positions of vice-chairman of Banco Santander (1995 - 2001) and Director of Insurance for Latin America (2003-2004). He is currently a director of Viña San Pedro, Inmobiliaria Titanium S.A. and of Inmobiliaria Parque del Sendero S.A., and serves as the President of the Saber Más Foundation. He holds a degree in Commercial Engineering from the Pontificia Universidad Católica de Chile.

Felipe Larraín Bascuñan was first elected to the board of directors at the annual shareholders’ meeting held on April 24, 2007. Since 1996, Mr. Larraín has been professor of economics at the Universidad Católica de Chile in Santiago. From 1997 to 2002, he was also affiliated with Harvard University, first as the Robert F. Kennedy Visiting Professor of Latin American Studies (1997 - 1999), then as a Faculty Fellow (1999 – 2000). Mr. Larraín is also president of Felipe Larraín B. & Associates, an economic consulting company. Since 1985, he has served as an economic advisor to several American governments, the United Nations, the World Bank, the Economic Commission for Latin America and the Caribbean, the InterAmerican Development Bank and a number of Latin American and U.S. companies. He is also a director of several companies and institutions in Chile, the U.S. and Europe. He holds a bachelors degree in economics from the Universidad Católica de Chile and a masters and doctorate in economics from Harvard University.

Francisco Gana Eguiguren was first elected to the board of directors at the annual shareholders’ meeting held on April 24, 2007. He was elected to our audit committee on the same date. Prior to his election to our board, Mr. Gana served as chief executive officer of Soprole S.A. for 14 years (1993 – 2006). Prior to this position, he was a sales and marketing manager and financial assistant manager in the same company (1980 – 1993). He holds a degree in civil and industrial engineering from the Pontificia Universidad Católica de Chile.

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

Alejandro Droste Bertolo has been our company’s chief financial officer since May, 2007. Before joining our company, Mr. Droste was chief financial officer of Masisa S.A. between 2003 and 2006. Between 1999 and 2003, he was chief financial officer of Masisa do Brasil. Mr. Droste holds a degree in business administration from the Universidad de Santiago and a masters degree in accounting and finance from the London School of Economics.

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

Tina Rosenfeld Kreisselmeyer has been our company’s corporate controller since March 2007. Before joining our company, Mrs. Rosenfeld was as regional CFO, regional Comptroller and IT Manager at Beiersdorf South Cone Group based in Santiago de Chile between 1996 and 2007 in charge of Chile, Peru, Paraguay and Bolivia. Between 1994 and 1996, she was as Country Controller at Beiersdorf AG Hamburg, Germany in charge of European and overseas affiliates. Mrs. Rosenfeld holds a degree in business administration from the Friedrich Alexander University in Nürnberg, Germany and a Master of Finance Management of the Adolfo Ibañez School of Business.

Marcelo Gálvez Saldías has been our development manager since December 2006. Mr. Gálvez was our company’s chief operations officer from 2002 to 2004 and the general manager of the Lider division from 2004 to 2006. Over the past 19 years, he has served as chief financial officer, store manager, buyer of groceries, dairy, and meat products and general manager of the Almac-Ekono Division. Mr. Gálvez holds a degree in business administration from Universidad Adolfo Ibáñez and an MBA degree from the University of Bath, England.

Claudio Hohmann Barrientos joined the company in May 2006 as corporate affairs manager. Mr. Hohmann was Secretary of Transportation and Telecommunications during the government of President Eduardo Frei (1996-2000). Before joining our company he was CEO of Celmedia, a company that he founded in 2002, and chairman of the Association of Public Works Concessionaires (2003 - 2006). Mr. Hohmann has served on the board of Metro S.A. and Celmedia, and was member of the Council of Sofofa between 2004 and 2006. Mr. Hohmann holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Alfonso Sierra Mujica was appointed as our corporate operational excellence and innovation manager in March 2008. Previously, Mr. Sierra had been our company’s corporate distribution and logistics manager since April 2007. Before joining our company, he was President of Toboso Consulting Co. from 2003 to 2007 and provided consulting services to D&S. He founded CHEP Chile in 1995 and held the position of country manager from 1995 to 2003. He was chief executive officer for ARRIMAQ S.A from 1990 to 1995. Mr. Sierra is a candidate for a Business Administration degree at the School of Economics and Business Administration of the University of Santiago de Chile.

Divisional Executive Officers

Silvio Rostagno Hayes was appointed general manager D&S Retail Chile in March 2008. Previously, Mr. Rostagno had been our company’s chief operating officer since December 2006, before which he was our chief of strategy & talent officer, starting in September 2005. Before joining our company he was a partner in the US firm Heidrick & Struggles from April 2002 to 2005, specialized in Talent and Management practices. From 1998 to 2002 he was the chief executive officer of Gilat Satellite Networks in Chile, and prior to this he was the senior vice-president (Commercial) of Chilesat a Chilean Telco now Telmex, managing director of Lotus Development Corporation for South of Latin America, and managing director of the Paula Jaraquemada Hospital in Chile. Mr. Rostagno holds a degree in Industrial Engineering from the Pontificia Universidad Católica de Chile and a Masters of Science in Engineering-Economic Systems from Stanford University.

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

Manuel López Barranco has been general manager of our hypermarkets division since 2006. He has been with our company for 12 years, during which time he has worked for the Almac, Ekono and Lider divisions where he has held positions as store manager, buyer, deputy manager of Human Resources, director of the EDLP project and operations manager. Mr. López holds a degree in industrial engineering from the Universidad Gabriela Mistral.

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

Director and Executive Officer Compensation

Directors are paid a fee for serving as members of the board of directors, as approved by the annual shareholders’ meeting. The total compensation paid to each director of our company during 2007 was as follows:

	Board of Directors
	Attendance Fees (D&S Board Meetings)	Attendance Fees (Subsidiaries Board Meetings and Other Committees)	Remuneration
	Ch$(1)

Felipe Ibáñez Scott	96,000,000	24,869,000	28,480,000
Hans Eben Oyanedel	72,000,000	132,000,000	—
Jonny Kulka Fraenkel	27,130,000	—	—
Enrique Ostalé Cambiaso	—	—	—
Gonzalo Eguiguren Correa	8,000,000	12,000,000	—
Fernando Larraín Cruzat	24,000,000	26,230,000	—
Nicolás Ibáñez Scott	24,000,000	84,000,000	—
René Cortázar Sanz	4,000,000	—	—
Verónica Edwards Guzmán	22,094,000	—	—
Felipe Larraín Bascuñán	16,536,000	4,601,000	—
Gerardo Jofré Miranda	20,614,000	—	—
Francisco Gana Equiguren	20,568,000	—	—

Total	334,942,000	283,700,000	28,480,000

(1)	The amounts paid to each director for serving as member of the board of directors varies in accordance with the position held and the time period during which such position was held.

The member of the audit committee is also paid fees for serving at the same, in addition to those paid to him as member of the board of directors. The fees paid to the member of the audit committee during 2007 were as follows:

	Audit Committee Attendance Fees

René Cortázar Sanz(1)	Ch$	4,500,000
Francisco Gana Eguiguren (2)	Ch$	6,114,000
	Ch$	10,614,000

(1)
Due to his appointment as Chilean Minister of State, effective March 27, 2007, Mr. René Cortázar Sanz resigned from his position as director of the Company in compliance with the second clause of Article 37 of Law N° 18,046 on Corporations. Mr. Francisco Gana Eguiguren was elected as his replacement.

(2)
Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law, having been elected without the votes of controlling shareholders or related parties at the annual shareholders’ meeting held on April 24, 2007. Mr. Francisco Gana Eguiguren also qualifies as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual. In making this determination, we considered Mr. Francisco Gana Eguiguren’s role as an external advisor to one of our suppliers.

In 2007, the audit committee recorded no expenses.

For the year ended December 31, 2007, the aggregate amount of compensation we paid to all directors and executive and key officers was Ch$2,487 million (US$5.0 million) of which Ch$1,829 million(US$3.7 million) was paid to our executive and key officers as remuneration. We do not disclose to our shareholders or otherwise make available to the public, information as to the compensation of our individual executive officers.

Certain of our executive and key officers have been granted options to our common stock pursuant to a stock option compensation plan adopted by the board of directors during its regular meeting held on March 27, 2007. This plan was adopted pursuant to a share repurchase program approved by our shareholders on October 26, 2004, through which we acquired certain of our shares specifically for use in the stock option compensation plan. The plan grants approximately 179 of our executive and key officers stock options to a maximum aggregate of 65,200,000 shares of our common stock, currently being held as treasury shares, which we purchased during 2006 and 2007 for a total amount of Ch$12,551 million (US$25.3 million). With respect to the purchases made during 2006, totaling 36,000,000 shares, we paid an average price per share of Ch$146.56 (US$0.29). This portion of the program benefits 30 of our executive and key executive officers. With respect to the purchases made during 2007, totaling 29,200,000 shares, we paid an average price per share of Ch$249.13 (US$0.50). This portion of the program benefits 149 of our executive and key executive officers. The strike price of the options relating to the shares bought in 2006 and 2007 is set to, respectively, Ch$146.56 (US$0.29) on June 30, 2008, and Ch$249.13 (US$0.50) on August 4, 2009, or earlier upon the launching of a tender offer for shares issued by our company or the occurrence of a change of control of the company. The holders of the options must be employees of the company or any of its subsidiaries at the moment in which they exercise their options. If the options are not exercised upon maturity, they will expire unexercised and the company will have to sell the shares back to the market through an exchange.

On October 26, 2007, our existing share repurchase program expired. On June 24, 2008, our shareholders approved a new share repurchase program, authorizing us to repurchase up to 1.0% of our shares over a term of three years specifically for use in a future stock option compensation plan similar to the one we currently have in place. Our board of directors has currently not adopted a stock option compensation plan pursuant to this share repurchase program.

Employees

We had a total of 30,117 full-time equivalent employees at December 31, 2007, 29,389 employees at December 31, 2006 and 30,124 at December 31, 2005. Of these 30,117 full-time equivalent employees, 25,089 were employed in our retail stores, 1,430 were employed in the distribution facilities (the distribution center, warehouses and transportation) and 3,598 were employed in the headquarters, other support units and other business units. Of our 30,117 full-time equivalent employees working in the various divisions throughout Chile, 15,660 are unskilled workers (52%), 14,246 are technicians and administrative workers (47.3%) and 211 hold executive positions (0.7%). Following the sale of Farmalider, store employees were transferred to FASA Pharmacies and employees working at the support office were absorbed by different business units. The table below sets forth a breakdown in the total number of our full-time equivalent employees in the years 2005 through 2007:

	At December 31,
	2005	2006	2007
Retail	24,303	24,245	24,631
Distribution Facilities	1,015	1,093	1,430
Headquarters, other support units and other business units	4,806	4,051	3,656
Total	30,124	29,389	29,717

Unskilled Workers	16,719	16,163	15,452
Technicians and Administrative Workers	13,073	12,638	14,057
Executive Positions	332	588	208
Total	30,124	29,389	29,717

At December 31, 2007, approximately 14.8% of our employees were represented by 75 independent unions. Store employees are typically subject to collective contracts at each store, which generally have a term of three years. Our employees receive benefits established by the collective bargaining agreements, salaries in accordance with our corporate policy, benefits provided for by law (including disability insurance) and certain additional benefits we provide. Among these, we provide educational training for our employees and opportunities for their families (including scholarships for children of employees) and assistance in financing the purchase of homes.

We operate a merit-based bonus program for our managers, both at the headquarters/service school and store level, as well as for department heads at each store. The bonus fluctuates between one and four months salary and is determined in accordance with clearly defined criteria, including our overall performance, the performance of the employee’s store, his or her performance as compared to specific targets established at the beginning of the year and more subjective standards such as fostering an open, constructive working environment. In addition, we have implemented a stock option plan for certain of our executive and key officers. See Item 6 — “Directors, Senior Management and Employees — Director and Executive Compensation.”

Share Ownership

Certain of our directors and executive officers own shares of our company. Set forth below are the number of shares and the ownership percentages for the directors and executive officers (excluding shares held indirectly).

At December 31, 2007
Directors	Number of Shares Owned (1)	Ownership %

Felipe Ibáñez Scott	—	—
Hans Eben Oyanedel	—	—
Nicolás Ibáñez Scott	2,010,476	0.031
Jonny Kulka Fraenkel	343,736	0.005
Fernando Larraín Cruzat	—	—
Verónica Edwards Guzmán	—	—
René Cortázar Sanz	—	—
Felipe Larraín Bascuñan	—	—
Gerardo Jofré Miranda	—	—
Francisco Gana Eguiguren	—	—

Executive Officers
Enrique Ostalé Cambiaso	—	—
Gonzalo Smith Ferrer	—	—
Tina Rosenfeld Kreisselmeyer	—	—
Alejandro Droste Bertolo	—	—
Marcelo Gálvez Saldías	—	—
Claudio Hohmann Barrientos	—	—
Alfonso Sierra Mujica	—	—

Division Managers
Silvio Rostagno Hayes	—	—
Elias Ayub Uauy	—	—
Sebastián Rozas Heusser	—	—
Manuel López Barranco	30,124	0.0005
Andrés Fernández Donoso	—	—

Directors and executive officers as a group	2,384,336	0.037

Directors and executive officers as a group, excluding controlling shareholders (Nicolás Ibáñez Scott’s shares)	373,860	0.006

(1) Amount refers only to shares held directly.

A series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott, president of our board of directors, and Nicolás Ibáñez Scott, a director and our former chief executive officer hold 63.98% of the shares issued by our company at December 31, 2007. This percentage includes shares owned directly by Felipe Ibáñez Scott (see table above) which represent a 0.031% ownership stake. The remainder of our directors and officers (excluding the controlling shareholders) hold 373,860 shares of our company, representing a 0.006% ownership. The controlling group, including the shares directly owned by Nicolás Ibáñez Scott, represents a 63.98% ownership stake in the Company at December 31, 2007.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

Control of our company is vested in a series of companies beneficially owned or controlled by Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott. Together, these companies and related parties controlled 63.98% of our outstanding capital stock at December 31, 2007. At December 31, 2007 (and at the date hereof), we had 6,520,000,000 shares outstanding. Our only outstanding voting securities are the shares. According to Chilean law, the 65,200,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends. For more information on our share capital, see Item 10 — “Additional Information — Share Capital.” The following table sets forth certain information concerning ownership of our shares at May 31, 2008 with respect to each shareholder that we know to own 5% or more of the outstanding shares, all shareholders related to the controlling shareholders and all directors and executive officers as a group:

	At May 31, 2008
Shareholders	Number of Shares Owned	Ownership%

Retail International S.A.(1)(2)	1,873,096,796	28.73%
Servicios Profesionales y de Comercialización Cinco Ltda.(3)(4).	1,347,008,630	20.66%
Servicios e Inversiones Trucha S.A.(3)	480,195,104	7.36%
International Supermarket Holdings S.A. (5)(6)	203,410,544	3.12%
Servicios Profesionales y de Comercialización Cuatro Ltda.(3)(4)	107,423,598	1.65%
Servicios Profesionales y de Comercialización Dos Ltda.(1)(4)	107,303,248	1.65%
Inversiones Triplevis Limitada(5)	11,404,604	0.17%
Inversiones Triplesis Limitada(5)	7,603,072	0.12%
Nicolás Ibáñez Scott	2,010,476	0.03%

Controlling group(7)	4,139,456,072	63.49%

TOTAL	6,520,000,000	100.00%

Related parties(8)	31,913,176	0.49%
Directors and executive officers as a group, excluding controlling shareholders(9)	373,860	0.01%

(1)	Retail International S.A. and Servicios Profesionales y de Comercialización Dos Ltda. are companies beneficially owned or controlled by Mr. Nicolás Ibáñez Scott.
(2)
On December 10, 2007, the shareholders of Future Investments S.A. spun off Retail International S.A., which became the beneficial owner of 525,414,236 common shares issued by us (representing a 8.06% stake in our company). On January 22, 2008, Retail International S.A. merged with and absorbed Servicios Profesionales y de Comercialización Tres Limitada, becoming the beneficial owner of an additional 1,347,128,980 common shares issued by us (representing a 20.66% stake in our company). On March 6, 7, and 13, 2008, Retail International S.A. purchased 453,580 additional common shares issued by us on the open market (representing a 0.01% stake in our company). Retail International S.A. is the beneficial owner of an additional 100,000 common shares issued by us, which were held through accounts with Larraín Vial, Corredora de Bolsa S.A.

(3)
Servicios Profesionales y de Comercialización Cinco Limitada, Servicios e Inversiones Trucha S.A., and Servicios Profesionales y de Comercialización Cuatro Limitada are companies beneficially owned or controlled by Mr. Felipe Ibáñez Scott.

(4)
On November 30, 2007, Empresas Almac S.A. merged with its parent, Inversiones Miramar Limitada. As a result of the merger, Inversiones Miramar Limitada became the beneficial owner of 599,758,172 common shares issued by us (representing a 9.20% stake in our company). On December 14, 2007, Inversiones Miramar Limitada merged with Inversiones Palomar Limitada, transferring the 9.20% stake in our company to Inversiones Palomar Limitada. On January 9, 2008, Servicios Profesionales y de Comercialización Limitada (formerly operating as Servicios Profesionales y de Comercialización S.A.) merged with and absorbed Inversiones Campeones Limitada, becoming the beneficial owner of the 3,066,288 common shares issued by us (representing a 0.05% stake in our company), which Inversiones Campeones Limitada had historically held through accounts with Larraín Vial, Corredora de Bolsa S.A. On January 10, 2008, Servicios Profesionales y de Comercialización Limitada merged with and absorbed Inversiones Palomar Limitada, becoming the beneficial owner of the 599,758,172 common shares previously held by Inversiones Palomar Limitada. As of January 10, 2008, Servicios Profesionales y de Comercialización Limitada was the beneficial owner of 2,908,864,456 common shares issued by us (representing a 44.61% stake in our company), which included 2,305,831,496 of our common shares that it held as of December 31, 2007, along with the shares that it received from Inversiones Campeones Limitada, from Inversiones Palomar Limitada, and the 208,500 common shares that it previously held through accounts with Larraín Vial, Corredora de Bolsa S.A. On January 14, 2008, Servicios Profesionales y de Comercialización Limitada spun-off Servicios Profesionales y de Comercialización Dos Limitada, as a result of which Servicios Profesionales y de Comercialización Dos Limitada became the beneficial owner of 2,908,864,456 common shares issued by us (representing a 44.61% stake in our company). On January 21, 2008, Servicios Profesionales y de Comercialización Dos Limitada spun-off Servicios Profesionales y de Comercialización Tres Limitada, Servicios Profesionales y de Comercialización Cuatro Limitada and Servicios Profesionales y de Comercialización Cinco Limitada, as a result of which they became the beneficial owners of 1,347,128,980, 107,423,598 and 1,347,008,630 common shares issued by us, respectively (representing a 20.66%, 1.65% and 20.66% stake in our company, respectively). Following this transaction, Servicios Profesionales y de Comercialización Dos Limitada retained beneficial ownership of 107,303,248 common shares (representing a 1.65% stake in our company).

(5)
International Supermarket Holdings S.A., Inversiones Triplevis Limitada and Inversiones Triplesis Limitada are companies beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott.

(6)	This number includes 8,047,316 shares held through accounts with Larraín Vial, Corredora de Bolsa S.A.
(7)
This number includes shares held by the companies described above, which are beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and/or Felipe Ibáñez Scott, and shares beneficially owned by Mr. Nicolás Ibáñez Scott.

(8)
This number includes all of the shares beneficially owned or controlled by the parents and descendants of Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott, which includes shares held by: Mrs. Sheila Scott Battiscombe, the mother of Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott; shares held by Mr. José Manuel Ibáñez Ojeda, the father of Messrs. Felipe Ibáñez Scott and Nicolás Ibáñez Scott; shares held by the children of Mr. Felipe Ibáñez Scott, including Ms. Antonia Ibáñez Atkinson, Mr. Tomás James Ibáñez Atkinson, Mr. Sebastián Eduardo Ibáñez Atkinson and Mr. Roberto Felipe Ibáñez Atkinson; and shares held by Ibáñez y Compañía, Sociedad Colectiva Civil, a company beneficially owned by the children of Mr. Nicolás Ibáñez Scott. The shares beneficially owned or controlled by such related parties and the controlling group accounted for 63.98% of our outstanding capital stock

(9)	This numbers sets forth the number of shares owned by directors and officers as a group, excluding the controlling shareholders.

Purchase of Shares by Controlling Shareholders

During 2007, International Supermarkets Holdings S.A. purchased 9,449,058 shares in the market at an average price of Ch$246.68 (US$0.50) per share and sold 19,401,742 shares in the market at an average price of Ch$281.23 (US$0.57) per share.

In March 2008, Retail International S.A. purchased in the market 453,580 shares at an average price of Ch$185.16 (US$0.37) per share.

Our principal shareholders do not have different voting rights than our other ordinary shareholders or ADS holders.

Related Party Transactions

In the ordinary course of our business, we engage in a variety of arm’s length related-party and intragroup transactions, including transactions with Adimark Inversiones de Mercado Limitada, Agrícola Alma Limitada, Agrícola y Forestal Arcoiris S.A., Alimentos y Servicios Limitada, Aquanatura S.A., Aquapuro S.A., Banco de Chile, BBDO Publicidad S.A., BST Bancheque Limitada, BST Consulting Group S.A., BST Procesadora Automatic, BST Seguros Limitada, Deutsche Inversiones Limitada, El Mercurio de Valparaíso, Empresas El Mercurio S.A.P., Entel S.A., Entel Call Center S.A., Entel PCS Telecomunicaciones S.A,, Entel Telefonía Local S.A., Inmobiliaria Mall Calama S.A., Investigación y Medición de Calidad de Servicio Limitada, Kimberly Clark Chile S.A., Larraín Vial, Corredora de Bolsa S.A., Promociones Financieras Limitada, SAP Agencia Chile, Servicios Profesionales y de Comercialización S.A., Supermercados Alvi Limitada y Sociedad Agrícola Panquehue Limitada These transactions are primarily for the purchase of goods and services which may also be provided by other suppliers. See Note 19 to our Consolidated Financial Statements.

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

Loans from Servicios Profesionales y de Comercialización S.A.

Through 2006, we received loans from Servicios Profesionales y de Comercialización S.A., previously one of our controlling shareholders and a company beneficially owned or controlled by Messrs. Nicolás Ibáñez Scott and Felipe Ibáñez Scott. Servicios Profesionales y de Comercialización S.A. is the predecessor to Servicios Profesionales y de Comercialización Dos Limitada, Servicios Profesionales y de Comercialización Cuatro Limitada and Servicios Profesionales y de Comercialización Cinco Limitada, As of December 31, 2006, all loans from Servicios Profesionales y de Comercialización S.A. have been paid off and no balance currently remains outstanding.

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

Item 9. THE OFFER AND LISTING

Our shares are listed in the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange, collectively referred to as the “Chilean Stock Exchanges.” The Santiago Stock Exchange, established in 1893, is a private company whose equity consists of 48 shares held by 45 shareholders. At December 31, 2007, the shares of 238 companies were listed in the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and accounted for approximately 85.2% of the equity trading volume in Chile during 2007.

Since October 1997, our ADSs, each representing 60 shares of common stock, have been listed in the New York Stock Exchange under the symbol “DYS.” The Depositary for the ADSs is JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York). Since December 2002, we have listed our common shares in the Madrid Stock Exchange.

On August 6, 2004, in connection with a capital increase of 250,000,000 common shares, we conducted an offering of 166,637,636 shares of our common stock in Chile and in the United States, none of which were registered with the U.S. Securities and Exchange Commission. We also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by American Depositary Receipts (“ADRs”). The subscription price was Ch$620 per new common share and ADS. After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$153,996,282,620. The unsubscribed shares were later offered and sold to the open market in Chile; therefore the full 250,000,000 shares were subscribed and paid, totaling 1,630,000,000 outstanding shares on completion of the process.

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

Certain of our executive and key officers have been granted options to our common stock pursuant to a stock option compensation plan adopted by the board of directors during its regular meeting held on March 27, 2007. This plan was adopted pursuant to a share repurchase program approved by our shareholders on October 26, 2004, through which we acquired certain of our shares specifically for use in the stock option compensation plan. The plan grants approximately 179 of our executive and key officers stock options to a maximum aggregate of 65,200,000 shares of our common stock, currently being held as treasury shares, which we purchased during 2006 and 2007 for a total amount of Ch$12,551 million (US$25.3 million). With respect to the purchases made during 2006, totaling 36,000,000 shares, we paid an average price per share of Ch$146.56 (US$0.29). This portion of the program benefits 30 of our executive and key executive officers. With respect to the purchases made during 2007, totaling 29,200,000 shares, we paid an average price per share of Ch$249.13 (US$0.50). This portion of the program benefits 149 of our executive and key executive officers. The strike price of the options relating to the shares bought in 2006 and 2007 is set to, respectively, Ch$146.56 (US$0.29) on June 30, 2008, and Ch$249.13 (US$0.50) on August 4, 2009, or earlier upon the launching of a tender offer for shares issued by our company or the occurrence of a change of control of the company. The holders of the options must be employees of the company or any of its subsidiaries at the moment in which they exercise their options. If the options are not exercised upon maturity, they will expire unexercised and the company will have to sell the shares back to the market through an exchange.

On October 26, 2007, our existing share repurchase program expired. On June 24, 2008, our shareholders approved a new share repurchase program, authorizing us to repurchase up to 1.0% of our shares over a term of three years specifically for use in a future stock option compensation plan similar to the one we currently have in place. Our board of directors has currently not adopted a stock option compensation plan pursuant to this share repurchase program.

The table below shows the high and low daily closing prices of our shares in Chilean pesos and the trading volume of our shares on the Santiago Stock Exchange and the high and low daily closing prices in U.S. dollars and trading volume of our ADSs on the New York Stock Exchange for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and for each quarter of 2006 and 2007.

	Closing Prices on the Santiago Stock Exchange			Closing Prices on the NYSE
	Share Volume (2)	Ch$ per Share (1)(2)		ADS Volume	US$ per ADS
	(In thousands)	High	Low	(In thousands)	(High)	Low
2003	963,016	222.00	99.50	21,458	20.75	8.28
2004	3,071,010	160.23	156.47	22,044	18.74	15.27
2005	3,259,896	201.90	157.00	11,809	22.58	16.35
2006	4,163,939	184.56	138.05	7,445	21.22	14.96
1st Quarter	1,069,809	180.51	160.75	2,832	20.68	18.33
2nd Quarter	982,917	168.50	138.05	2,326	19.36	14.96
3rd Quarter	769,925	155.18	140.10	1,410	17.00	15.46
4th Quarter	1,341,288	184.56	154.75	877	21.22	17.31

2007	5,184,730	305.97	166.00	10,912	37.49	18.44
1st Quarter	1,128,145	207.70	166.00	1,584	23.21	18.44
2nd Quarter	1,911,282	286.00	189.00	4,494	33.22	20.82
3rd Quarter	1,031,919	292.00	235.26	3,137	33.00	26.80
4th Quarter	1,113,384	305.97	252.00	1,697	37.49	30.01

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.
(2)	Stock split
Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

The table below sets forth the reported high and low closing prices of our shares on the Santiago Stock Exchange and the high and low daily closing prices of our ADSs on the New York Stock Exchange.

	Closing Prices on the Santiago Stock Exchange		Closing Prices on the NYSE
	Ch$ per Share (1)		US$ per ADS
	High	Low	(High)	Low
November 2007	300.27	267.00	35.78	30.67
December 2007	293.00	252.00	35.75	30.01
January 2008	276.23	222.69	34.7	27.45
February 2008	217.84	187.01	27.74	24.02
March 2008	197.13	179.53	26.96	24.03
April 2008	195.75	175.00	26.63	23.46
May 2008	191.99	177.79	25.84	22.05
June 2008	214.84	166.24	25.79	20.01

(1)	Chilean pesos per share reflect nominal price at trade date per share of common stock; the price has not been restated in constant Chilean pesos.
Source: Santiago Stock Exchange Official Quotations Bulletin, New York Stock Exchange.

The Chilean stock exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$213.4 billion (Ch$106,019 billion) as of December 31, 2007 and an average monthly trading volume of US$4,336 million during 2007. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. For the year ended December 31, 2007, the percentage of securities listed on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 24.8%. We estimate that for the year ended December 31, 2007, our shares were traded on the Santiago Stock Exchange on an average of approximately 100% of such trading days.

On December 31, 2007, the closing sales price for our shares was Ch$260.02 per share on the Santiago Stock Exchange, US$30.31 per ADS on the New York Stock Exchange and €21.16 per bundle of 60 shares on the Madrid Stock Exchange. At December 31, 2007, there were 3,525,000 ADSs (equivalent to 211,500,000 shares). Such ADSs represented at such date 3.24% of the total number of issued and outstanding shares. At December 31, 2007 the equivalent of 4,139,704 shares, traded on the Madrid Stock Exchange in bundles of 60, representing 0.06% of the total number of our issued and outstanding shares.

Item 10. ADDITIONAL INFORMATION

Register and Entry Number

We are registered in the Registro de Comercio del Conservador de Bienes Raíces (“Commercial Registry of Santiago”) under the entry number 7,603, page number 14,695, for the year 1985.

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

Shareholders’ Meetings. Our annual shareholders’ meeting is held within four months of the end of our fiscal year, generally in April, but, in any case, following the preparation of our financial statements for the previous fiscal year. Extraordinary shareholders’ meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call an extraordinary shareholders’ meeting. Only shareholders of record as of five days prior to a meeting of shareholders will be allowed to vote on matters presented at that meeting. According to Chilean law, the 65,200,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends.

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

Share Capital

Common Shares

At December 31, 2007, we had 6,520,000,000 shares outstanding. Those shares constitute our only outstanding voting securities. In 2004, we carried out a capital increase of 250,000,000 common shares, of which 166,637,636 shares of our common stock were offered in Chile and the United States. In August 2004, we also conducted a preemptive rights offering to the holders of our common stock and ADSs, as required by Chilean law, to subscribe 83,362,365 new shares of common stock in Chile and elsewhere outside Chile, of which 15,117,282 shares were represented by ADR rights. The subscription price was Ch$620 per new common share and Ch$9,300 per ADS. After the close of the preemptive rights offering, 248,381,101 shares were subscribed yielding total proceeds of Ch$153,996,282,620 (US$247 million). The unsubscribed shares were later offered and sold to the open market in Chile.

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

On October 26, 2004, our shareholders approved a share repurchase program intended to implement a stock option compensation plan. The plan grants approximately 179 of our executive and key officers stock options to a maximum aggregate of 65,200,000 shares of our common stock, currently being held as treasury shares, which we purchased during 2006 and 2007 for a total amount of Ch$12,551 million (US$25.3 million). With respect to the purchases made during 2006, totaling 36,000,000 shares, we paid an average price per share of Ch$146.56 (US$0.29). This portion of the program benefits 30 of our executive and key executive officers. With respect to the purchases made during 2007, totaling 29,200,000 shares, we paid an average price per share of Ch$249.13 (US$0.50). This portion of the program benefits 149 of our executive and key executive officers. The strike price of the options relating to the shares bought in 2006 and 2007 is set to, respectively, Ch$146.56 (US$0.29) on June 30, 2008, and Ch$249.13 (US$0.50) on August 4, 2009, or earlier upon the launching of a tender offer for shares issued by our company or the occurrence of a change of control of the company. The holders of the options must be employees of the company or any of its subsidiaries at the moment in which they exercise their options. If the options are not exercised upon maturity, they will expire unexercised and the company will have to sell the shares back to the market through an exchange.

On October 26, 2007, our existing share repurchase program expired. On June 24, 2008, our shareholders approved a new share repurchase program, authorizing us to repurchase up to 1.0% of our shares over a term of three years specifically for use in a future stock option compensation plan similar to the one we currently have in place. Our board of directors has currently not adopted a stock option compensation plan pursuant to this share repurchase program.

Voting

Holders of common stock are entitled to one vote for each share of record on all matters submitted to a vote of our shareholders. According to Chilean law, the 65,200,000 shares held in treasury for the stock option compensation plan cannot be considered for purposes of holding shareholders’ meetings or determining voting rights, nor do such shares have the right to receive dividends.

American Depositary Share

At December 31, 2007, we had 3,525,000 ADSs issued and outstanding, equivalent to 211,500,000 shares, which represented a 3.24% of the total shares of our company. Each ADS represents 60 shares of common stock.

Material Contracts

The Deposit Agreement

American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) are issuable by JPMorgan Chase Bank, N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depositary, pursuant to the terms of the Deposit Agreement dated as of October 7, 1997 among our company, the Morgan Guaranty Trust Company of New York and the registered holders from time to time of the ADRs issued thereunder. The Deposit Agreement was amended by Amendment No. 1, dated December 3, 2004, among our company, JPMorgan Chase Bank, N.A. and all holders from time to time of ADRs issued thereunder. Pursuant to the Amendment No. 1 to the Deposit Agreement, the number of the underlying shares of each ADS was increased from fifteen (15) shares to sixty (60) shares, deposited under the Deposit Agreement with Banco Santander-Santiago. On March 31, 2005, our company’s shares were transferred from Banco Santander-Santiago to a new custodian, Banco de Chile, which principal offices are located at Agustinas No. 975, Suite 314, Santiago, Chile. The Deposit Agreement was further amended by a Letter Agreement, dated May 14, 2008, among our company, JPMorgan Chase Bank, N.A. and all holders from time to time of ADRs issued thereunder, which, among other things, extended the initial term of the Deposit Agreement for five years and set forth certain financial arrangements between the parties related to the services provided thereunder. An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as holders of ADRs. Copies of the Deposit Agreement, Amendment No. 1 to the Deposit Agreement and the Letter Agreement are available for inspection at the principal office of the Depositary in New York, which is presently located at Four New York Plaza, New York, New York 10004.

Series E Bonds

On April 25, 2008, we issued 6.0 million UF (approximately US$ 243.2 million) aggregate principal amount of 2.6% Series E bonds due 2013 pursuant to an Indenture, dated December 29, 2006, as amended February 9, 2007 and April 3, 2008, between our company and Banco de Chile. Although we entered into this indenture in 2006, we did not offer nor place the bonds until 2008 as we opted in April 2007 for an alternative financing facility. See Item 5—“Operating and Financial Review and Prospects —Liquidity and Capital Resources – Debt” for more information on the UF 1.2 million bank loan entered into with Citibank, N.A. (Agencia en Chile). The indenture contains standard financial covenants and restrictions on our ability to engage in specified activities, including, but not limited to, limitations on indebtedness, minimum interest expense coverage ratio, limitations on liens and consolidated total equity requirements. See Item 5—“Operating and Financial Review and Prospects —Liquidity and Capital Resources – Debt” for more information on these covenants and restrictions. The proceeds from these bonds were used in their entirety to refinance our short-term indebtedness, including credit lines with Banco Santander-Chile and Banco Bilbao Vizcaya Argentaria Chile.

Syndicated Credit Agreement

On May 22, 2008, we entered into a Ch$ 61,200 million (approximately US$121.6 million) credit agreement with a syndicate of six banks, including Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile, in the form of a bullet loan with a variable interest rate of 180-day TAB (the Chilean inter-banking active interest rate) plus 45 basis points, maturing in two years. The credit agreement contains standard financial covenants and restrictions on our ability to engage in specified activities, including, but not limited to, limitations on indebtedness, minimum interest expense coverage ratio, limitations on liens, consolidated total equity requirements, prohibitions on capital reductions and changes in corporate purpose, limitations on layering and acceleration provisions. See Item 5—“Operating and Financial Review and Prospects —Liquidity and Capital Resources – Debt” for more information on these covenants and restrictions. The proceeds procured from the syndicated credit agreement were used in their entirety to refinance our short-term indebtedness, including credit lines with Banco Santander-Chile and Banco Bilbao Vizcaya Argentaria Chile.

Merger Agreement with S.A.C.I Falabella

On May 17, 2007, our controlling shareholders and the majority of the controlling shareholders of Falabella entered into an agreement providing for the merger of Falabella with our company. On January 31, 2008, the Antitrust Court denied the request for authorization of a merger of our company with Falabella. The decision of the Antitrust Court argued, among other thing, that the combined operations of our company and Falabella would result in a substantial concentration of market power in the Chilean retail industry. Subsequently, on March 3, 2008, the controlling shareholders of our company and of Falabella agreed, in the light of the anti-trust decision, to terminate their prior agreement of May 17, 2007, to merge the companies.

During 2007, the company did not enter into any additional material contracts or further modification to existing contracts previously disclosed.

Exchange Controls

The Central Bank of Chile is responsible for, among other things, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile allows investors to access the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law 600 of 1974, or can be registered with the Central Bank of Chile under Chapter XIV of the Compendium of Foreign Exchange Regulations of the Central Bank and the Central Bank Act. The Central Bank of Chile Act is a special type of law that, according to the Chilean Constitution, requires a “special majority” vote of 4/7 of the Chilean Congress to be modified.

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

Other Limitations

Dividends Policy

In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of all shares issued, and unless, and except to the extent, that we have accumulated losses. For a more detailed discussion of our policy on dividends, see Item 10 “—Additional Information —Dividend Policy and Dividends.”

Exchange Rates

All payments and distributions with respect to ADSs must be transacted in the Formal Exchange Market.

Share Capital

Under Article 12 of the Securities Market Law and General Rule 585 of the SVS, certain information regarding transactions in shares of publicly held companies must be reported to the SVS and the Chilean stock exchanges. Since the ADSs are deemed to represent the underlying shares, transactions in ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report the following to the SVS and the Chilean stock exchanges:

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

Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the Administradoras de Fondos de Pensiones (Private Pension Fund Managers, or “AFPs”), subject to certain terms and conditions, if we become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class due to certain actions specified in Article 69 BIS and actions undertaken by us or the Chilean Government that negatively and substantially affect our earnings. Shareholders must exercise their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the shares’ sales price as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

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

Disclosure

Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) relating to the disclosure of interests in the shares. Any holder of ADSs who is or becomes directly or indirectly interested in 5% (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares must notify us, any U.S. securities exchange on which the ADSs or shares are traded and the Securities and Exchange Commission (as required by such rules and regulations) within ten days after becoming so interested and thereafter upon certain changes in such interests. In addition, holders of ADSs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the shares or has the intention of taking control of us.

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

Cash Dividends and Other Distributions

Cash dividends paid by our company with respect to the ADSs or shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid to the Chilean tax authorities by us (the “Withholding Tax”). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by us on the income to be distributed (the “First-Category Tax”). However, since the amount of First-Category Tax we pay is added to the taxable base in calculating the Withholding Tax, the overall tax burden to the holder will be 35%, regardless of whether we register a tax profit, with the corresponding credit for First-Category Tax paid, or a tax loss. Full applicability of the First-Category Tax credit at the 17% rate results in an effective dividend withholding tax rate of 21.68%. Consequently, the effective withholding tax rate with respect to dividends fluctuates between 21.68% and 35%, depending on whether or not the dividends are attributable to taxable profits that were subject to First-Category Tax at the corporate level.

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

United States Tax Considerations

The following summary describes certain United States federal income tax consequences of the ownership of our shares and ADSs by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning or deemed to own 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP OR DISPOSITION OF SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

As used herein, the term “U.S. Holder” means a beneficial holder of a share or ADS that is:

•	an individual citizen or resident of the United States,

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust:

○	that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or

○	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

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

Subject to certain conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First-Category Tax) may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or “baskets” of income. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute passive category income. Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income. Further, in certain circumstances, if a U.S. Holder: has held ADSs or shares for less than a specified minimum period during which such U.S. Holder was not protected from risk of loss, or the U.S. Holder is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Distributions of ADSs, shares or preemptive rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of the new ADSs, shares or rights so received will generally be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs, shares or rights received, based on their relative fair market values on the date of distribution.

Passive Foreign Investment Companies

We believe, based on our current operations and assets, that we should not be classified a passive foreign investment company (a “PFIC”) for United States federal income tax purposes and we expect to operate in such a manner so as not to become a PFIC. This conclusion is a factual determination based on, among other things, a valuation of our assets, which is subject to change from time to time. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or changes in governing law. If we are or become a PFIC, a U.S. Holder could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Direct shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADR holders outside of Chile. See “Exchange Controls.” Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax. See Item 10 “—Additional Information —Chilean Tax Considerations.”

The following table sets forth our dividend paid ratio and the amounts of total dividends paid on each fully paid share and ADS in respect of the year indicated. Amounts in Chilean pesos are presented in historical Chilean pesos as of the respective payment dates.

Year Declared	Dividend Paid Ratio	Dividend per Share (Ch$/share) (1)	Dividend per ADS (Ch$/ADS) (1)

2003	66.3	2.5	150
2004	194.9	3.125	187.5
2005	34.3	2.0	120
2006	65.6	4.0	240
2007	51.0	4.0	240

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

Exchange Rates

All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See Item 3 — “Key Information — Risk Factors.”

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

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

In accordance with the Chilean Companies Law 18,046, listed companies that have a net worth of more than 1.5 million UF (approximately US$52,600,000 as of December 31, 2005) must have a committee of directors, formed by three board members. All directors deemed to be independent from the controller have the right to be members of the director’s committee. Under Chilean law a director is deemed to be independent from the controller if after subtracting the votes of the controllers, such director would still be elected as director of the company. The committee’s compensation is set by the annual shareholders meeting, and it performs the following functions: (1) examine the reports of external auditors, our company’s annual report and other financial statements presented by the management of our company to its shareholders, and issue an opinion in connection with the same prior to such presentation, (2) propose to our board of directors the external auditors and risk rating agencies which names shall be taken up to the shareholder’s meeting for appointment as external auditors and risk rating agencies of our company, (3) examine all related-party transactions and issue a report to our board of directors on each of such transactions, (4) examine the compensation package and plans of managers and key executives and (5) any other matters that the bylaws, the shareholders meeting or the board of directors decide.

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

Documents on Display

We are subject to the informational reporting requirements of the Exchange Act, which requires that we file periodic reports and other information with the U.S. Securities and Exchange Commission. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports in relation to material events on Form 6-K. As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements and short-swing profit disclosure and liability.

We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Exchange Act with respect to the common shares.

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

The following discussion about our risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See “—Introduction —Special Note Regarding Forward Looking Statements.” In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2007.

Foreign Currency Exchange Rate Risk

Our company has no significant debt in foreign currency. As of December 31, 2007, we held US$-denominated letters of credit for US$45.4 million and short-term debt with foreign vendors for US$3.3 million, which are exposed to exchange risks. At the same time, our company holds notes receivable in U.S. dollar currency for US$47.7 million related to the divestment of Supermercados Ekono S.A. (Argentina). Thus, our company’s net exposure to exchange rate is US$1.0 million. The Chilean peso has undergone depreciation during the year 2007 and the observed exchange rate closed on December 31, 2007 at 1US$ = Ch$496.89 compared to the observed exchange rate of December 31, 2006 of 1US$ = Ch$ 532.39. At April 30, 2008, the observed exchange rate was 1US$ = Ch$461.49 and given the favorable trend of copper prices, it is likely to remain at similar levels. However, if there was a rise in the exchange rate there would be a negative impact on our company’s net currency exposure of US$1.0 million. If the U.S. dollar to Chilean peso exchange rate increased by 10% from the exchange rate registered on December 31, 2007, there would be a net loss of Ch$50 million (US$0.1 million). Conversely, if the U.S. dollar to Chilean peso exchange rate decreased by 10% from the exchange rate registered on December 31, 2007, there would be a net gain of Ch$50 million (US$0.1 million).

Interest Rate Risk

As of December 31, 2007, 22.3% of our company’s financial debt is at TAB rate + spread, another 24.2% corresponds to bonds issued by our company at fixed rates ranging from UF (Chilean indexed currency) + 4.2% to UF + 5.5%, and another 12.0% represents the issue of commercial papers at fixed rates varying from 5.9% to 7.4%. TAB stands for tasa bancaria and it is a referenced rate in the Chilean market corresponding to the weighted average rate for fund investments of 30, 90, 180 and 360 days. The TAB rate is issued by the Chilean Association of Banks and Financial Institutions on a daily basis. Additionally, 4.1% of our financial debt is at rates varying from LIBOR plus 0.07% to 0.17%. This debt corresponds to Letters of Credit issued in connection with our import operations. Exposure to interest rate risk reflects our exposure to floating interest rate, therefore 26.4% of our debt was represented by floating rate debt, and our net exposure to interest rate risk as of December 31, 2007 was Ch$144,662 million (US$291.1 million).

The Company took a cross-currency swap to hedge the amount of the syndicate loan (Ch$119,788 million or US$241.1 million) from interest rate fluctuations. This syndicate loan was at TAB plus 40 basis points and through this derivative contract it was shifted to UF plus 4.09% annual for the amount of UF 6,511,135.

Interest rates showed a rising trend during most of 2007 and 2008 since the Chilean Central Bank gradually raised the referential interest rate due to inflationary pressures. In December 2007, the referential interest rate was 5.88% versus a 5.25% in August 2006. As of July 10, 2008, the referential rate had been raised to 7.25%. We expect further increases to referential rates in the future in accordance with increases in inflation. Assuming a 100 basis points increase in the TAB floating rate with respect to 2007 year-end balances, the result would be an increase in our annual interest expenses of approximately Ch$612 million (US$1.2 million). However, historical TAB floating rates have been in the range of 0.3% to 0.5% monthly. According to the Monetary Policy Report issued by the Central Bank in June 2008, inflation is to continue rising and interest rates will likely increase accordingly.

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

Debt in UF
			As of		Effect in
	Capital		December 31, 2007		income statement
		Amount	CPI 3%	CPI 5%	CPI 3%	CPI 5%
		Ch$	Ch$	Ch$	Ch$	Ch$
	UF	(millions)	(millions)	(millions)	(millions)	(millions)
					Negative	Negative
Bonds D&S
Series C	1,116,393	21,987	22,646	23,086	660	1,099
Series D	993,287	19,578	20,165	20,557	587	979
Total bonds D&S	2,109,681	41,564	42,811	43,642	1,247	2,078
Bonds Saitec
Series A	82,105	1,637	1,686	1,719	49	82
Series B	4,500,000	89,215	91,891	93,675	2,676	4,461
Total bonds Saitec	4,582,105	90,851	93,577	95,394	2,726	4,543
Total bonds	6,691,786	132,415	136,388	139,036	3,972	6,621
Lease obligations and accounts payable	4,597,207	90,209	92,916	94,720	2,706	4,510

Total debt UF	11,288,993	222,625	229,304	233,756	6,679	11,131

All interest rate sensitive instruments issued or held by our company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over our financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Our management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control-Integrated Framework. Based on this evaluation, management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective. Management did continue to identify certain deficiencies in the preparation of and financial closing process related to our U.S. GAAP reconciliation for 2007, which, on a grouped basis, were defined as a significant deficiency. These deficiencies included (i) lack of appropriate training in U.S. GAAP for our accounting personnel involved in the U.S. GAAP reconciliation process, specifically with respect to newly issued U.S. GAAP requirements, (ii) ineffectively designed internal controls which prevented us from ensuring that all U.S. GAAP disclosure requirements had been satisfied and (iii), as a result, incomplete identification of certain insignificant, both on a individual and aggregate basis, Chilean GAAP to U.S. GAAP adjustments. This significant deficiency was previously identified for the year ended December 31, 2006. During 2007, management undertook a remediation plan to address such significant deficiency and strengthen the Company’s internal control over financial reporting. This plan included (i) hiring additional personnel with U.S. GAAP expertise as well providing more timely and advanced training on U.S. GAAP to our accounting personnel, (ii) developing the position of a Corporate Accounting Manager within our accounting department, charged with the management and preparation of our financial statements reconciled to U.S. GAAP, along with supporting management in establishing and maintaining an internal control structure, along with corresponding internal procedures, necessary for the preparation of such financial statements, (iii) engaging an outside consultant with expertise in financial reporting to manage the preparation of our financial statements, (iv) implementing more robust controls in order to better identify Chilean GAAP to U.S. GAAP adjustments and any non-compliance with applicable literature regarding U.S. GAAP disclosure. While the Company’s management has been and continues to be actively engaged in these remediation efforts, the Company’s remediation plan has not been in place long enough to show meaningful results. However, it is expected that the remediation will significantly improve the financial closing and reporting process during the current fiscal year. Management has concluded that such significant deficiency related to our U.S. GAAP reconciliation for 2007 does not result in a more than remote likelihood that a material misstatement of our annual or internal financial statements will not be prevented or detected.

Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited our consolidated financial statements, Deloitte Auditores y Consultores Ltda., has issued an attestation report on our internal control over financial reporting, appearing under Item 18, which is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

As a result of our evaluation of the effectiveness of our internal controls for the year ended December 31, 2006 and the material weakness and significant deficiency identified during that period, we implemented significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

With respect to the material weakness:

•	We reorganized our internal audit functions and increased the size and quality of our internal accounting personnel;

•	We introduced a new audit approach focused on financial controls along with operational controls;

•	We improved the design of our controls so that all sub-ledger to general ledger discrepancies are required to be reconciled and recorded in a timely manner; and

•
We reviewed controls over the stock integrity at our distribution center as well as documentation and processes at our distribution center, correcting a design flaw in the recently-installed inventory tracking software.

As discussed above, with respect to the significant deficiency:

•	We hired additional personnel with U.S. GAAP expertise as well as provided more timely and advanced training on U.S. GAAP to our existing accounting personnel;

•
We developed the position of a Corporate Accounting Manager within our accounting department, charged with the management and preparation of our financial statements reconciled to U.S. GAAP, along with supporting management in establishing and maintaining an internal control structure, along with corresponding internal procedures, necessary for the preparation of such financial statements;

•	We engaged an outside consultant with expertise in financial reporting to manage the preparation of our financial statements; and

•	We implemented more robust controls in order to better identify Chilean GAAP to U.S. GAAP adjustments and any noncompliance with applicable literature regarding U.S. GAAP disclosure.

Subsequent to December 31, 2007, we continued to implement the above changes to our internal controls over financial reporting with respect to our U.S. GAAP reconciliation. As of this same date, we had fully implemented all other changes.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Francisco Gana Eguiguren is our “audit committee financial expert” as defined under Item 16A of Form 20-F. In addition, Mr. Francisco Gana Eguiguren complies with the criteria for independence according to Chilean law (he has been elected without the votes of controlling shareholders or related parties). Mr. Francisco Gana Eguiguren also qualifies as an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual. In making this determination, we considered Mr. Francisco Gana Eguiguren’s role as an external advisor to one of our suppliers.

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

Audit Fees. The aggregate fees paid to Deloitte Auditores y Consultores Ltda. in connection with the annual audit of our financial statements and for services normally provided by Deloitte Auditores y Consultores Ltda. in connection with our statutory and regulatory filings for the fiscal years ended December 31, 2006 and December 31, 2007 were Ch$259,582,937 and Ch$338,324,726, respectively, including out of pocket expenses. 100% of the audit services rendered by Deloitte Auditores y Consultores Ltda. were approved by our audit committee.

Audit-Related Fees. No fees were paid in connection with assurance and related services related to the annual audit of our company and for review of our financial statements, other than the Audit Fees described above, for the fiscal years ended December 31, 2006 and December 31, 2007.

Tax Fees. The aggregate fees paid for domestic and international tax-related services, including tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2006 were Ch$180,089,463. Deloitte Auditores y Consultores Ltda., PriceWaterhouse Coopers Consultores Ltda., and Ernst & Young, Ltda. provided 85.2%, 13.5% and 1.3% of such tax-related services during 2006, respectively. Fees corresponding to the fiscal year that ended December 31, 2007, amounted to Ch$177,416,903. Deloitte Auditores y Consultores Ltda., and Ernst & Young, Ltda. provided 95.7% and 4.3% of such tax-related services during 2007, respectively. All these services were approved by our audit committee.

All Other Fees. The aggregate fees billed for all other non-audit services to our company for the fiscal year that ended December 31, 2006 were Ch$51,812,259, of which Deloitte Auditores y Consultores Ltda. provided 86.9%, and PriceWaterhouse Coopers Consultores Ltda. provided 13.1%. The other non-audit services corresponding to fiscal year that ended on December 31, 2007, were Ch$198,797,163, of which Deloitte Auditores y Consultores Ltda. provided 45.7%, and PriceWaterhouse Coopers Consultores Ltda. provided 54.3%. All these non-audit services were approved by our audit committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by the company of its equity securities in 2007.

Period	(a) Total Number of Common Shares Purchased(1)	(b) Average Price Paid per Common Share(1)		(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)

		Ch$	146.56
As of December 31, 2006	36,000,000	US$	(0.28)	36,000,000	29,200,000
January 1, 2007 to January 31, 2007	—		—	—	—
February 1, 2007 to February 28, 2007	—		—	—	—
March 1, 2007 to March 31, 2007	—		—	—	—
April 1, 2007 to April 30, 2007	—		—	—	—
May 1, 2007 to May 31, 2007	—		—	—	—
June 1, 2007 to June 30, 2007	—		—	—	—
July 1, 2007 to July 31, 2007	—		—	—	—
		Ch$	249.13
August 1, 2007 to August 31, 2007	29,200,000	US$	(0.50)	29,200,000	29,200,000
September 1, 2007 to September 30, 2007	—		—	—	—
October 1, 2007 to October 31, 2007	—		—	—	—
November 1, 2007 to November 30, 2007	—		—	—	—
December 1, 2007 to December 31, 2007	—		—	—	—
		Ch$	249.13
Total 2007	29,200,000	US$	(0.50)	29,200,000	29,200,000

(1)
All these treasury transactions were under our share repurchase program announced on October 26, 2004 of up to 5% of our common shares (326,000,000 common shares). These purchases were approved by our shareholders on October 26, 2004, specifically for use in our stock option compensation plan. These common shares were purchased in the open market at an average price of Ch$249.13 (US$0.50) per share. This share repurchase program expired October 26, 2007. On June 24, 2008, our shareholders approved a new share repurchase program, authorizing us to repurchase up to 1.0% of our shares over a term of three years specifically for use in a future stock option compensation plan similar to the one we currently have in place. Our board of directors has currently not adopted a stock option compensation plan pursuant to this share repurchase program.

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

2.1
Amendment No. 1, dated as of December 3, 2004, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depositary and the registered holders from time to time of American Depositary Receipts (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference)

2.2	English translation of Indenture Agreement, dated as of December 29, 2006, of UF 6.0 million (approximately US$ 243.2 million) between us and Banco de Chile (filed herewith).

2.3	English translation of Amendment No. 1, dated as of February 9, 2007 to Indenture Agreement between us and Banco de Chile (filed herewith).

2.4	English translation of Amendment No. 2, dated as of April 3, 2008 to Indenture Agreement between us and Banco de Chile (filed herewith).

2.5
Letter Agreement, dated May 14, 2008, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depositary and the registered holders from time to time of American Depositary Receipts (filed herewith)

2.6
English translation of Syndicated Credit Agreement of Ch$ 61,200 million (approximately US$ 121.6 million) between us and Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile, dated May 22, 2008 (filed herewith).

4.1
English translation of Settlement Agreement between us and the National Economic Prosecutor dated December 15, 2006, including Addendum, dated December 26, 2006, and Final Resolution from the Antitrust Court approving the Settlement Agreement, dated January 17, 2007 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 13, 2007 and incorporated herein by reference).

4.2
English translation of Merger Agreement between our controlling shareholders and the controlling shareholders of S.A.C.I Falabella (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 13, 2007 and incorporated herein by reference).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on June 30, 2004 and incorporated herein by reference).

12.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Alejandro Droste Bertolo pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Alejandro Droste Bertolo pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the U.S. Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on July 15, 2008.

DISTRIBUCION Y SERVICIO D&S S.A.

/s/ Alejandro Droste Bertolo
Alejandro Droste Bertolo
Chief Financial Officer

DISTRIBUCION Y SERVICIO D&S S.A.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Distribución y Servicio D&S S.A.

We have audited the internal control over financial reporting of Distribución y Servicio D&S S.A. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated July 14, 2008, expressed an unqualified opinion on those consolidated financial statements and included four explanatory paragraphs stating that (1) the Company recorded an account receivable due by Disco S.A., for the balance of the amount due for the sale of Supermercados Ekono Argentina S.A., that Management has evaluated the recoverability of said matter, concluding that no provision is needed at December 31, 2007, and that given the lack of fully developed case law in Argentina, both as to similar circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios (2) in 2008, the Company revised the useful lives of certain of its depreciable real property assets over which its stores operate (3) the accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and that the information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements of the Company, and (4) our audit also comprehended the translation of Chilean peso amounts into U.S. dollar amounts in accordance with Note 2.u. of such consolidated financial statements.

/s/ Deloitte

Santiago, Chile
July 14, 2008

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Distribución y Servicio D&S S.A.

We have audited the accompanying consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries (“the Company”) as of December 31, 2006 and 2007 and the related consolidated statements of income, changes in shareholders’s equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of Distribución y Servicio D&S S.A. and its subsidiaries as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile.

As specified in Note 9.b.2 to the consolidated financial statements referred to above, the Company recorded an account receivable due by Disco S.A., for the balance of the amount due for the sale of Supermercados Ekono Argentina S.A. Management has evaluated the recoverability of said matter, concluding that no provision is needed at December 31, 2007. However, given the lack of fully developed case law in Argentina, both as to similar circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios.

As indicated in Note 24 to the financial statements, in 2008 the Company revised the useful lives of certain of its depreciable real property assets over which its stores operate.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of shareholders’ equity as of December 31, 2006 and 2007, to the extent summarized in Note 25 to the consolidated financial statements.

Our audits also comprehended the translation of Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 14, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte

Santiago, Chile
July 14, 2008

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		As of December 31,
	Notes	2006	2007	2007
		ThCh$	ThCh$	ThUS$
				(note 2u)
ASSETS

CURRENT ASSETS:
Cash		33,222,710	43,363,001	87,269
Marketable securities	4	2,964,135	1,567,214	3,154
Notes and accounts receivable (net of allowance for doubtful accounts of ThCh$24,631,685 and ThCh$31,387,770 at December 31, 2006 and 2007, respectively)	5	132,168,475	147,738,389	297,326
Due from related companies	19	1,678,343	2,958,662	5,954
Inventories	6	158,163,316	158,550,084	319,085
Refundable taxes	14	8,958,929	36,710,545	73,881
Prepaid expenses		856,474	2,631,071	5,295
Other current assets	7	29,266,687	17,222,369	34,660

TOTAL CURRENT ASSETS		367,279,069	410,741,335	826,624

PROPERTY, PLANT AND EQUIPMENT - NET	8	694,710,045	753,682,807	1,516,800

OTHER ASSETS – NET	9	232,615,999	267,124,071	537,592

TOTAL ASSETS		1,294,605,113	1,431,548,213	2,881,016

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		As of December 31,
	Notes	2006	2007	2007
		ThCh$	ThCh$	ThUS$
				(note 2u)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	12	63,656,562	193,485,370	389,393
Current portion of long-term liabilities	12	15,668,096	24,566,114	49,440
Commercial paper	12	68,155,449	65,905,976	132,637
Dividend payable	13	-	12,946,130	26,054
Accounts payable	10	259,014,596	259,652,662	522,556
Sundry creditors	12	5,884,147	8,595,641	17,299
Accruals and withholdings	11	27,689,560	30,318,992	61,018
Other current liabilities		1,566,203	7,234,459	14,558

Total current liabilities		441,634,613	602,705,344	1,212,955

LONG-TERM LIABILITIES:
Banks and financial institutions	12	128,652,823	137,341,580	276,402
Bonds	12	154,977,283	119,582,987	240,663
Lease obligations	12	4,153,983	6,490,455	13,062
Sundry creditors	12	707,775	705,238	1,419
Accruals	20	7,761,397	1,472,440	2,964
Other long-term liabilities		480,164	612,956	1,234

Total long-term liabilities		296,733,425	266,205,656	535,744

MINORITY INTEREST		817	(3,308)	(7)

SHAREHOLDERS' EQUITY:
Paid-in capital (Common stock, no par value; authorized, issued and outstanding 6,520,000,000 at December 31, 2006 and 2007, respectively)		430,345,355	430,345,355	866,078
Technical revaluation reserve and other reserves		(9,265,924)	(13,539,130)	(27,248)
Retained earnings		135,156,827	145,834,296	293,494

Total shareholders' equity	13	556,236,258	562,640,521	1,132,324

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,294,605,113	1,431,548,213	2,881,016

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$)
and thousands of US dollars (ThUS$))

		For the year ended December 31,
	Notes	2005	2006	2007	2007
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
OPERATING RESULTS
Net revenue		1,753,134,072	1,822,218,045	1,905,780,467	3,835,417
Cost of sales		(1,262,271,608)	(1,320,395,327)	(1,365,292,218)	(2,747,675)

Gross profit		490,862,464	501,822,718	540,488,249	1,087,742
Selling and administrative expenses		(416,221,155)	(431,463,911)	(443,392,654)	(892,336)

Operating income		74,641,309	70,358,807	97,095,595	195,406

NON-OPERATING RESULTS
Non-operating income	18	4,501,449	5,392,460	2,719,169	5,472
Non-operating expenses	18	(25,570,557)	(29,347,733)	(37,719,868)	(75,912)
Foreign exchange (loss) gain	16	(1,323,519)	382,480	946,757	1,905
Price-level restatement	16	(495,893)	978,143	(1,430,282)	(2,878)

Non-operating loss		(22,888,520)	(22,594,650)	(35,484,224)	(71,413)

INCOME BEFORE INCOME TAXES		51,752,789	47,764,157	61,611,371	123,993
INCOME TAXES	14	(5,294,953)	(5,177,279)	(8,930,448)	(17,973)

NET INCOME		46,457,836	42,586,878	52,680,923	106,020

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		For the year ended December 31,
	Notes	2005	2006	2007	2007
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		46,457,836	42,586,878	52,680,923	106,020
Depreciation and amortization expense		60,471,507	58,545,886	63,066,896	126,923
Write offs and accruals		19,642,155	45,148,800	43,976,534	88,504
Equity in earnings of equity - method investees (gain - net)	9	(773,079)	(1,633,398)	(1,049,202)	(2,112)
Loss (gain) on sales of property, plant and equipment, net		46,346	(126,340)	(73,316)	(148)
Minority interest	18	(1,830)	(33,205)	1,229	2
Price-level restatement	16	495,894	(978,143)	1,430,282	2,878
Foreign exchange	16	1,323,519	(382,480)	(946,757)	(1,905)
Others charges	23	1,177,820	1,321,706	4,141,087	8,334
Others credits		(32,062)	-	-	-

Changes in assets and liabilities:
Increase in accounts receivable		(67,526,018)	(94,007,446)	(86,026,363)	(173,130)
Increase in inventory		(10,425,653)	(12,955,675)	(386,768)	(777)
(Increase) decrease in other assets		(3,306,386)	11,147,967	(13,758,659)	(27,690)
Increase in accounts payable		13,798,928	13,873,801	638,065	1,284
(Decrease) increase in income tax payable		(2,726,620)	1,801,702	2,610,349	5,254
Increase (decrease) in other accounts payable		8,996,324	(1,374,907)	(3,632,803)	(7,311)
Increase (decrease) in interest payable		774,325	(776,118)	2,374,633	4,779
Increase (decrease) in accruals and withholdings		1,469,948	(3,694,456)	(29,680,410)	(59,731)
Net cash provided by operating activities		69,862,954	58,464,572	35,365,720	71,174

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) and thousands of US dollars (ThUS$))

		For the year ended December 31,
	Notes	2005	2006	2007	2007
		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2u)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(55,204,661)	(85,582,555)	(122,833,780)	(247,205)
Proceeds from sale of property, plant and equipment		690,440	1,312,160	6,532,157	13,146
Purchase of permanent investments		(12,922,874)	-	-	-
Collection of loans to related companies		8,754	7,937	-	-
Other loans to related companies		-	-	(1,280,319)	(2,577)
Payment of capitalized interest		(177,970)	(537,832)	(991,848)	(1,996)
Other investment income		-	915,352	871,333	1,754
Other investment disbursements	23	(1,092,856)	(18,764,452)	(6,504,375)	(13,090)
Net cash used in investing activities		(68,699,167)	(102,649,390)	(124,206,832)	(249,968)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loans		79,245,179	142,253,527	292,805,762	589,277
Paid miscellaneous loans to related companies		(8,381,211)	(6,800,070)	-	-
Repayment of bank loans		(74,373,957)	(92,330,868)	(138,053,719)	(277,836)
Bonds and commercial paper repayments		(67,103,157)	(149,399,597)	(92,269,778)	(185,695)
Dividends paid	13	(14,613,643)	(28,198,841)	(26,851,932)	(54,040)
Proceeds from issuance of bonds		62,380,381	168,059,790	64,217,206	129,238
Payment of charges for issuance of bonds and commercial paper		(62,555)	(1,669,265)	(102,915)	(207)
Other financing disbursements		-	(5,687,352)	(7,514,721)	(15,123)
Net cash (used in) provided by financing activities		(22,908,963)	26,227,324	92,229,903	185,614

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(21,745,176)	(17,957,494)	3,388,791	6,820

EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS		(3,854,412)	(2,192,147)	(6,826,213)	(13,737)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		92,609,652	67,010,064	46,860,423	94,307
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		67,010,064	46,860,423	43,423,001	87,390

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

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets and consumer financing in Chile. As of December 31, 2007, the Company operated 145 supermarkets in Chile.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

	Total ownership percentage
	2005	2006	2007
	%	%	%

Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	99.9944	99.9944	99.9944
Administradora de Concesiones Comerciales de Supermercados S.A.	99.1693	99.1693	99.1693
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.5000	99.5000	99.5000
Comercial D&S S.A. (formerly Magallanes S.A.) (1)	100.0000	100.0000	100.0000
Comercializadora de Vestuario S.A. (2)	100.0000	-	-
Maquinsa Equipamiento S.A.(3)	100.0000	100.0000	100.0000
Distribuidora y Comercializadora Farmalider S.A. (4)	100.0000	100.0000	100.0000
Grupo de Restaurantes Chile S.A.	100.0000	100.0000	100.0000
Servicios Financieros D&S S.A.	100.0000	100.0000	100.0000
Desarrollos de la Patagonia S.A.	100.0000	100.0000	100.0000
Inversiones D&S Chile Ltda.(5)	-	99.9999	99.9999
Ekono S.A.(6)	-	100.0000	100.0000

(1)	The Extraordinary Shareholders’ Meeting, held on October 12, 2006 agreed to change the entity name of Magallanes S.A. to Comercial D&S S.A.

(2)	On December 26, 2006 Comercializadora de Vestuario S.A. was merged with Comercial D&S S.A.

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

(4)
On January 26, 2005 Distribución y Servicio D&S S.A. became the Parent of “Distribuidora y Comercializadora Farmalider Ltda.”, by subscribing to 100% of the capital increase of ThCh$3,900,000 (historic). Other majority owned subsidiaries of the Company, Administradora de Concesiones Comerciales de Hipermercados S.A. and Administradora de Concesiones Comerciales de Supermercados S.A. had previously held certain ownership interests in Distribuidora y Comercializadora Farmalíder Ltda. The capital increase was paid for by contributing the accounts receivable maintained between Distribuidora y Comercializadora Farmalider Ltda. and Distribución y Servicio D&S S.A.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

On the same date, Distribuidora y Comercializadora Farmalider Ltda. also became a closely held corporation and changed its name from Distribuidora y Comercializadora Farmalider Ltda. to Distribuidora y Comercializadora Farmalider S.A.

On December 15, 2006 the Board of Distribución y Servicio D&S S.A. approved a commercial agreement with Farmacias Ahumada S.A. (“FASA”). Said agreement stipulates that FASA will operate under its name the pharmacies that D&S operates through Distribuidora y Comercializadora Farmalíder S.A.

(5)
On November 3, 2006 the Company Inversiones D&S Chile Ltda. was created, with paid-in capital of ThCh$431,300,000 (historic), of which ThCh$431,299,569 (historic) was subscribed to by Distribución y Servicio D&S S.A. through surrender, transfer and contribution of shares for an amount of ThCh$485,017,871 (historic). The details of said shares are the following:

Maquinsa Equipamiento S.A.	11,999,887	shares
Comercial D&S S.A.	1,701,403	shares
Sociedad Anónima Inmobiliaria, Terrenos y Establecimientos Comerciales	233,176	shares
Rentas e Inversiones La Dehesa S.A.	1	share
Servicios Financieros D&S S.A.	9,999	shares
Rentas e Inversiones Puente Alto Ltda.	1%	of the Equity
Rentas e Inversiones Gran Avenida Ltda.	1%	of the Equity
Rentas e Inversiones Viña el Mar Ltda.	1%	of the Equity
Rentas e Inversiones Antofagasta Ltda.	1%	of the Equity
Rentas e Inversiones Linares Ltda.	1%	of the Equity
Rentas e Inversiones Quillota Ltda.	1%	of the Equity
Comercializadora de Vestuario S.A.	999,900	shares
Adm. de Concesiones Comerciales de Hipermercados S.A.	199	shares
Adm. de Concesiones Comerciales de Supermercados S.A.	1,552	shares
Grupo de Restaurantes Chile S.A.	89,900	shares
EKONO S.A.	99	shares
Desarrollo de la Patagonia S.A.	9,999	shares
Distribuidora y Comercializadora Farmalider S.A.	4,316,000	shares

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The Extraordinary Meeting of Shareholders of Comercial D&S S.A. (formerly Magallanes S.A.), held on November 15, 2006 agreed to an increase of paid-in capital of ThCh$61,923,619 (historic), through the issuance of 55,736,831 shares, to which Inversiones D&S Chile Ltda. fully subscribed, through contribution, surrender and transfer of the following companies, which at the date of the subscription had a book value of ThCh$58,008,903 (historic):

Maquinsa Equipamiento S.A.	11,999,887 shares
Comercializadora de Vestuario S.A.	999,900 shares
Adm. de Concesiones Comer. de Hipermercados S.A.	199 shares
Adm. de Concesiones Comer. de Supermercados S.A.	1,552 shares
Grupo de Restaurantes Chile S.A.	89,900 shares
EKONO S.A.	99 shares
Desarrollo de la Patagonia S.A.	9,999 shares
Distribuidora y Comercializadora Farmalider S.A.	4,316,000 shares

(6)	Comercial Huelén S.A. was created on November 17, 2005 with paid-in capital of ThCh$1,000. During 2006 the Company completed its incorporation through completion of its bylaws.

The Extraordinary Shareholders’ Meeting, held on November 8, 2006 agreed to change the entity name of Comercial Huelén S.A. to Ekono S.A.

d. Price-Level Restatement - The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2007 was approximately 14.1%.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31,

Year ended December 31, 2005	121.12	3.7%
Year ended December 31, 2006	124.23	2.6%
Year ended December 31, 2007	133.95	7.8%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over previous November 30,

November 30, 2005	121.53	3.6%
November 30, 2006	124.11	2.1%
November 30, 2007	133.34	7.4%

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

Comparative financial statements:

For comparative purposes, the consolidated balance sheets of the Company as of December 31, 2006 and 2007 and the consolidated financial statements of income, and cash flows for each of the three years in the period ended December 31, 2007, and the amounts disclosed in the related notes, have been restated into constant Chilean pesos as of December 31, 2007. This updated presentation does not change the previously issued financial statements or note information in any way except to present the comparative amounts in Chilean pesos at similar purchasing power.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

e. Assets and Liabilities Denominated in Index-Linked Units of Account and in Foreign Currencies - Assets and liabilities denominated in foreign currencies and UF are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,
	2005	2006	2007
	Ch$	Ch$	Ch$

U.S. dollar	512.50	532.39	496.89
UF	17,974.81	18,336.38	19,622.66

f. Cash and Cash equivalents – Cash and cash equivalents includes balances of cash in bank or brokerage accounts, investments in closed - end mutual funds and investments in repurchase agreements with original maturities of three months or less at the date of acquisition by the Company.

g. Marketable Securities - Marketable securities consist of investments in mutual funds, and fixed income securities, which are recorded as follows:

•	Mutual Funds are stated at the year-end market value.

•
Fixed income securities are stated at the year-end value of the units, which is considered market value. These investments accrue interest at a fixed designated rate on the amount invested. The amount invested plus accrued interest, if applicable, is the year-end unit value.

h. Inventories - Inventory is stated at the lower of restated acquisition cost or net realizable value.

The provision for realization made by the Company is based on an analysis performed by the Company's management which considers such criteria as inventory turnover, inventory age and the expected realization prices for these products.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

i. Allowance for doubtful accounts - With the purpose of covering the risk of doubtful accounts, the Parent Company and its subsidiaries have determined provisions on the trade account receivables and notes receivable balances outstanding as of December 31, 2006 and 2007, calculated based on an adopted policy integrating such factors as historical experience and current economic trends. The allowance for doubtful accounts for Servicios y Administración de Créditos Comerciales Presto S.A., ("Presto") which represents the majority of the amount, is recorded based on, among other factors, historical non-collectibility and the credit worthiness of the customer, customers’ indebtedness level, analysis of payment ability, evaluation of risk of credit, analysis of customers’ income level; this includes providing 100% for all past due balances over 180 days. In addition, based on historical experience, the Company maintains higher provisions for past due balances whose terms were renegotiated.

These provisions are presented on the face of the balance sheet as net of the notes and accounts receivables balances.

Management considers that the allowances for doubtful accounts are sufficient and that the net balances are recoverable.

j. Property, plant and equipment, and depreciation - Property, plant and equipment is stated at price-level restated purchase cost. The interest cost on debt obtained to finance certain construction projects is capitalized during the period of construction. The amount capitalized is determined considering the weighted average interest rate on the debt. The valuation of certain property, plant and equipment resulting from an independent technical appraisal in years prior to those presented is recorded in the balance of property, plant, and equipment, with a corresponding increase in shareholders’ equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

The Company has evaluated the recovery of its goodwill for impairment under the requirements of the regulation established in the Technical Bulletin No. 72 Chilean Association of Accountants. As a result of this evaluation, no impairment has been recorded.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

r. Severance Indemnities - Staff severance indemnities are accrued using the present cost of the accrued benefit method for employees which are entitled to this benefit using an annual discount rate of 5.0% (annual rate of 6.0% in 2006) considering a different remaining estimated permanence up to the date of retirement for men and women.

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

Revenue obtained from suppliers for reaching volume targets is recorded in net revenue. Such volume rebates are recognized on a pro rata basis as purchases are made. Other vendor allowances, such as promotional allowances for store openings and remodeling and allowances for distribution, are also included in net revenue.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

u. Translation to U.S. Dollars - The Company maintains its accounting records and prepares its financial statements in constant Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Such translated amounts have been calculated based on the December 31, 2007 observed exchange rate of Ch$496.89 per U.S. $1.00 reported by the Chilean Central Bank. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

v. Derivative contracts – The Company has entered into derivative contracts with financial institutions. Rights and liabilities in force under said contracts are stated at market value at year-end and are recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

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

For the years ended December 31, 2006 and 2007, no indicators of lack of recoverability on long-lived assets were noted.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

Under Technical Bulletin No. 49 of the Chilean Association of Accountants, these transactions qualify as capital leases as the risks and rewards of ownership have been substantially transferred to the lesser who has then entered into a contract to lease back the assets to the Company.

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

ac. Time deposits – Time deposits are stated at the investment value plus accrued interest at year-end.

ad. Promotions – In the indirect subsidiary Servicios Marketing MDC Ltda., the estimated cost of granting gifts to customers through discounts in purchases is accrued when the customer has reached the minimum level to exchange points accrued based on the historical redemption rate.

ae. Sale of portfolio –In the indirect subsidiary Servicios y Administración de Créditos Comerciales Presto S.A. interest from sale of portfolio with no responsibility under the method of cession of sales coupons using credit cards, is accrued to income in the period in which the agreement is entered.  The respective accounts receivable (sales coupons) is credited.

af. Accumulated deficit from subsidiary in development period - Up to December 31, 2006, the Company recorded accumulated deficit from subsidiary in development period in accordance with Circular No. 981 issued by the Chilean Superintendency of Securities and Insurance (SVS).  Beginning on January 1, 2007, the balance recorded as accumulated deficit from subsidiary in development period was netted against retained earning in accordance with circular No.1819 issued by the Chilean Superintendency of Securities and Insurance.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

ag. Investments in other companies – Investments in other companies are stated at initial investment cost plus corresponding monetary correction.

ah. Compensation plans – The Company has implemented an executive compensation plan through options for the purchase of shares. In absence of a specific accounting standard for this matter and in accordance with Technical Bulletin No. 56 issued by the Chilean Association of Accountants, the Company has adopted the criterion of recording, valuing and disclosing these transactions in accordance with International Financial Reporting Standard No2, Share-Based Payments, recognizing in accounting the effect of fair value of options offered with a charge to payroll expense over the term in which these will become irrevocable.

3.	CHANGES IN ACCOUNTING PRINCIPLES

In 2007, there are no changes in accounting principles in comparison with prior years presented.

4.	MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At December 31,
	2006	2007
	%	%

Mutual funds (fixed income securities) (1)	1,321,653	60,000
Mutual funds (2)	1,642,482	1,507,214
Total	2,964,135	1,567,214

(1)	The detail is as follows:
			Interest rate
Institutions	Principal amount		(monthly)		Interest income		Total book value
	2006	2007	2006	2007	2006	2007	2006	2007
	ThCh$	ThCh$	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Fondos Mutuos Banco Estado	-	60,000	-	0.503	-	-	-	60,000
Fondos Mutuos Scotiabank	1,192,140	-	0.530	-	633	-	1,192,773	-
Fondos Mutuos Santander	107,400	-	0.440	-	-	-	107,400	-
Fondos Mutuos BBVA	21,480	-	0.390	-	-	-	21,480	-
Total	1,321,020	60,000			633		1,321,653	60,000

(2)	This amount represents an investment in a combined portfolio of fixed and variable rate instruments.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

5.	NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Trade accounts receivable (a)	132.638.744	135,170,215
Notes receivable	4,080,332	10,953,593
Sundry debtors (b)	20,081,084	33,002,351
Allowance for doubtful accounts	(24,631,685)	(31,387,770)

Total	132,168,475	147,738,389

(a)
In 2007, this amount includes ThCh$ 107,645,536 (ThCh$105,285,975 in 2006) of trade accounts receivable of Servicios y Administración de Créditos Comerciales Presto S.A., the finance subsidiary of the Company.

(b)
At December 31, 2007, Sundry debtors include ThCh$26,005,418 (ThCh$13,008,959 in 2006) of accounts receivable from BCI Factoring S.A., for the factoring of certain accounts receivable of the indirect subsidiary Servicios y Administración de Créditos Comerciales Presto S.A.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

6.	INVENTORIES

The detail of inventories is as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Merchandise for sale	154,694,940	156,568,243
Imports in transit	2,262,890	2,981,990
Supplies	1,343,975	1,449,383
Sub-total	158,301,805	160,999,616
Provision for merchandise for sale	(138,489)	(2,449,532)
Total	158,163,316	158,550,084

7.	OTHER CURRENT ASSETS

The detail of other current assets is as follows:
	At December 31,
	2006	2007
	ThCh$	ThCh$

Deferred taxes (Note 14.b)	4,246,847	5,262,097
Repurchase agreements (Note 25.b.4.ii)	12,316,060	-
Guaranties for purchase of land	2,858,696	2,860,735
Guaranties for sale of Portfolio	3,339,035	3,288,825
Derivate contracts - Cross currency swap (Note 21)	1,248,135	-
Deferred charges	2,044,650	3,187,377
Other	3,213,264	2,623,335

Total	29,266,687	17,222,369

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

8.	PROPERTY, PLANT AND EQUIPMENT - NET

The detail of property, plant and equipment is as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Land	204,559,550	222,078,481
Buildings and infrastructure:
Buildings	530,398,057	563,418,364
Construction in progress	9,611,797	54,591,748
Machinery and equipment	206,858,842	221,859,756
Other:
Leased assets (1)	47,430,716	38,491,629
Fixtures	73,047,628	86,383,967

Subtotal	1,071,906,590	1,186,823,945

Technical revaluation (2):
Land	4,099,697	2,412,253
Buildings	550,116	550,115

Subtotal	4,649,813	2,962,368

Total gross property, plant and equipment	1,076,556,403	1,189,786,313

Accumulated depreciation	(381,846,358)	(436,103,506)

Total net property, plant and equipment	694,710,045	753,682,807

(1)	Corresponds to land, buildings and equipment leased under capital leases for store premises. The Company is a lessee in these transactions.

(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the SVS.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The depreciation is determined using the straight-line method. Depreciation amounted to ThCh$58,521,430 in 2005, ThCh$55,910,069 in 2006 and ThCh$60,354,907 in 2007 and includes ThCh$9,823, ThCh$9,823 and ThCh$9,823 related to depreciation of the technical revaluation in 2005, 2006 and 2007 respectively. The depreciation expense for the three years in the period ended December 31, 2007 has been included in Selling and Administrative Expense. These amounts include the amortization expense associated with leased assets, ThCh$4,169,724, ThCh$4,207,401 and ThCh$3,719,460 in 2005, 2006 and 2007, respectively.

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

• Buildings and infrastructure	20 to 60 Years
• Machinery and equipment	4 to 7 Years
• Leased assets	5 to 7 Years
• Fixtures	10 Years
• Other fixed assets	4 Years

9.	OTHER ASSETS - NET

Other assets are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Goodwill (net) (Note 9a)	40,008,595	37,296,092
Other long-term assets (Note 9b)	192,607,404	229,827,979
Total	232,615,999	267,124,071

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

a. Goodwill

Goodwill net of accumulated amortization is detailed as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Maquinsa S.A.	8,600,220	7,725,621
Comercial D&S S.A. (formerly Magallanes S.A.)	23,749,337	22,352,317
Alvi Supermercados Mayoristas S.A.	7,207,584	6,823,180
Supermercados La Frontera S.A.	193,179	176,134
Alimentos y Servicios Ltda.	149,645	121,142
Astro S.A.	108,630	97,698
Total	40,008,595	37,296,092

The accumulated amortization for goodwill was ThCh$14,938,933 and ThCh$17,650,922 at December 31, 2006 and December 31, 2007. The amortization for goodwill is included in non operating expense (see Note 18).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Acquisition of Maquinsa S.A. (formerly Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100% interest in Maquinsa S.A. for ThCh$14,445,959, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$1,189,813 paid as the result of an arbitration proceeding that settled a dispute with Fullmarket’s former owners. The acquisition was accounted for as a purchase. Excess of cost over the book value assets acquired and liabilities assumed was designated as goodwill, which is being amortized over 20 years.

Acquisition of Comercial D&S S.A. (formerly Magallanes S.A.)

On January 7, 2004, a purchase agreement entered into on December 19, 2003 was consummated whereby Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ThCh$80,262,293. At that same date, and based on the same agreement, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ThCh$46. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A. The Company made the acquisition to increase its market share.

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

As established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants, goodwill arising from the purchase of the shares of Carrefour Chile S.A. in December 2006 has increased by ThCh$1,040,803 (historical value). This amount relates to losses generated by the adverse verdict in the lawsuit maintained with Falabella S.A.C.I. referred to the lease agreement for the store located at 5601 Av. Kennedy in Las Condes, Santiago, Chile.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Acquisition of Alvi Supermercados Mayorista S.A.

On October 13, 2005, Distribución y Servicio D&S S.A. purchased 35% of the shares issued by Alvi Supermercados Mayorista S.A., through a capital stock purchase agreement at the purchase price of ThCh$12,465,450.

The Company used the services of an independent appraiser to appraise the fixed assets of Alvi Supermercados Mayoristas S.A. at December 31, 2006. Said process has been concluded and it was determined that there are no significant differences between the book value of the goods acquired and their corresponding fair value.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b. Other long-term assets

Other long-term assets are detailed as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Electric utility refundable advances	363,655	449,142
Deferred discount on bond issuance (Note 12.e)	4,101,487	3,744,381
Deferred expenses of bond placement and issuance costs	2,768,244	2,564,869
Investment in related companies (3)	8,487,307	8,545,828
Long term trade accounts receivable (1)	113,639,874	152,564,281
Long term sundry debtors (2)	27,463,365	24,644,529
Deferred tax (Note 14.b)	14,034,411	11,847,597
Deferred charges	5,810,850	9,191,189
Other	15,938,211	16,276,163

Total	192,607,404	229,827,979

(1)	Long-term trade debtors correspond to receivables with maturities over a year (See Note 25b.8).

(2)
As of December 31, 2007, long-term sundry debtors include ThCh$23,713,921 (ThCh$ 27,288,351 as of December 31, 2006) equivalent to US$47,724,690.03 which corresponds to the amount unpaid by Disco S.A stemming from the sale of our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December 1999. Under the terms of the sale, in May 2000 Disco S.A. paid us US$60 million of the US$150 million purchase price, with the balance of US$90 million coming due in May 2003. Of this US$90 million, US$80 million was evidenced by ten promissory notes of US$8 million each and US$10 million was held by Disco S.A. as collateral for certain liabilities of Ekono-Argentina to be borne by our company. The deferred payment amount was guaranteed by Disco S.A.’s parent company, Disco-Ahold International Holdings N.V., a Netherlands Antilles company and a subsidiary of Royal Ahold N.V., a Netherlands company. We were informed in December 2002 that Disco S.A. did not intend to pay us the entire US$90 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under then-prevailing Argentine dollar convertibility regulations, or pesificación regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August of 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.0 to 1 U.S. dollar which was equivalent to US$42 million.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim was for US$47.5 million, plus interest and expenses. In September 2005, the court rejected our claim. On October 3, 2005, we filed an appeal against this court decision, which, on August 22, 2006, was upheld by the Court of Appeals of the Netherlands Antilles, dismissing our appeal against Disco-Ahold International Holdings N.V.

On April 26, 2005, we initiated legal proceedings in the city of Haarlem, the Netherlands against Royal Ahold N.V., seeking damages in the amount of US$47.5 million, plus interest and expenses, to the extent not recovered from Disco S.A. or Disco-Ahold International Holdings N.V. The claim is based on tortious interference on the part of Royal Ahold N.V. with respect to the obligations of Disco S.A. and Disco-Ahold International Holdings N.V. The claim alleges that Royal Ahold N.V. instructed its subsidiaries, Disco S.A. and Disco-Ahold International Holdings N.V., to ignore its payment obligations with respect to our company. On May 30, 2007, the lower court of Haarlem dismissed our claim. We have appealed the lower court’s decision and the proceedings relating to such appeal are pending.

On August 23, 2006, we formally notified Disco S.A. that we would be initiating legal proceedings against it in Argentina for the balance owed, of US$47.5 million, under the share purchase agreement for the sale of Ekono-Argentina, plus interests and expenses. According to the share purchase agreement, such matter must be decided through arbitration. On December 13, 2006, we further notified Disco S.A. of the termination of the period of direct negotiations set forth under the share purchase agreement and our intention to initiate arbitration proceedings. As a result of its failure to designate an arbitrator after repeated notices, and the resulting delay in the commencement of arbitration proceedings, on February 20, 2007, we initiated legal proceedings against Disco S.A. seeking a judicial ruling requiring Disco S.A. to designate an arbitrator. On June 5, 2007, the Argentinean courts rejected Disco S.A.’s opposition to the appointment of arbitrators and ordered that an arbitration panel composed of the arbitrators proposed by Disco S.A. and us be formed. We and Disco S.A. appealed such ruling, later reaching an agreement as to the appointment of the third arbitrator and the rules that would apply to the arbitration proceeding. On December 27, 2007, the arbitration panel was formed with the intervention of the Chairman of the Arbitration Court of the Buenos Aires Stock Exchange, who selected the Chairman of the panel of arbitrators. The panel consists of Mr. Alfredo L. Rovira, serving in the position of Chairman, and Messrs. Sergio Alfonso Le Pera and Horacio Roitman.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

On February 22, 2008, we filed a complaint against Disco S.A. before the arbitration panel. This complaint seeks an equitable adjustment to the purchase price of Ekono-Argentina in an amount no lesser than 75% of the unpaid balance of such purchase price, plus interest due as of May 2003 and until final payment is made. The complaint is also seeking declaratory judgment to the effect that that the conversion of the purchase price of Ekono-Argentina in accordance with the then-prevailing Argentine dollar convertibility regulations without an equitable adjustment of the purchase price breaches our constitutional rights under the Argentinean Constitution. On April 3, 2008 Disco S.A. filed a reply and counterclaim against us in the amount of A$69,750,000 (approximately equivalent to US$25,000,000 at the Argentinean Peso-US Dollar exchange rate valid on May 2, 2003, the date on which the pesified payment was made to us) seeking an equitable adjustment of the purchase price of Ekono-Argentina. Disco S.A.’s reply also alleges that the decisions issued in the Netherlands Antilles and in the Netherlands in favor of Disco-Ahold International Holdings N.V. and Royal Ahold N.V. have already settled the matter in a manner that would prevent the Argentine arbitration panel from issuing a decision on the case. On May 9, 2008, we replied to Disco S.A.’s reply and counterclaim. The proceedings will now move forward into the discovery stage, where both parties will produce evidence before the arbitration panel.

In the opinion of the Argentinean and Dutch legal advisors to the company, based on available legal precedents in the jurisprudence of Argentina and the Netherlands, the possibility of recovering the amount due, fully or in significant part, is reasonably high. Management has evaluated the recoverability of said amounts and concluded that no uncollectible provision is necessary as of December 31, 2007. However, given the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios. Based on the above, we have not provisioned for a potential loss regarding these matters.

(3)	Investment in related companies detail (all Chilean) is as follows:

	Ownership
	percentage	Book value of		Equity in income
	(as of all year-	investment		(losses) of investee
	ends presented)	2006	2007	2005	2006	2007
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alimentos y Servicios Ltda.	50.00	1,354,873	1,415,905	165,431	291,243	100,493
Inversiones Solpacific S.A.	50.00	(22,289)	(57,596)	(56,476)	(2,832)	(34,450)
Alvi Supermercados Mayoristas S.A.	35.00	5,710,379	5,363,967	216,832	727,270	211,213
Inmobiliaria Mall Calama S.A.	25.00	1,444,344	1,823,552	447,292	617,717	771,946

Total		8,487,307	8,545,828	773,079	1,633,398	1,049,202

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

10.	ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Domestic suppliers	257,962,933	258,005,584
Foreign suppliers	1,051,663	1,647,078

Total	259,014,596	259,652,662

11.	ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$
Accruals:
Vacations	5,683,244	4,446,185
Bonuses payable	2,345,402	4,941,107
Accrued expenses (1)	14,143,151	15,903,946

Subtotal	22,171,797	25,291,238

Employee withholdings/taxes:
Other	5,517,763	5,027,754

Total	27,689,560	30,318,992

(1)	In 2007, this amount includes ThCh$906,292 (ThCh$1,114,099 in 2006) of severance indemnities (See Note 20).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

12.	BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a. Short-term bank debt

Short-term bank debt is summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Payable in:
United States dollars	32,306,606	22,570,594
Chilean pesos (not indexed)	31,069,816	169,752,412
Inflation-linked units (UFs)	280,140	1,162,364

Total	63,656,562	193,485,370

Weighted average interest rates are as follows:

Loans in U.S. Dollars	5.50%	5.02%
Loans in Chilean pesos (not indexed)	5.70%	6.96%
Loans in inflation-linked units (UFs)	0.40%	0.40%

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

	Ownership		Ownership
	Balance		Balance
Bank/Financial Institution	December 31,		December 31,	Stated
	2006	Currency	2007	Interest Rate
	ThCh$		ThCh$

Santander - Santiago	6,860,199	US$	5,470,586	Libor + 0.12
	280,140	UF	1,162,364	0.40%
	418,310	Ch$	20,086,667	0.52%
	696,871	Ch$	8,007,253	0.68%
	-	Ch$	487,361	0.30%
	-	Ch$	7,518,414	7.17%
Chile	3,925,529	US$	1,293,729	Libor + 0.17
	10,842,606	Ch$	20,099,000	0.55%
	-	Ch$	13,064,350	0.55%
	-	Ch$	12,472,367	0.54%
Scotiabank	1,723,756	US$	338	0.40%
Citibank	1,481,046	Ch$	13	0.62%
	3,942,689	US$	671,754	Libor + 0.07
Estado	3,397,624	US$	-
Banco de Crédito e Inversiones	6,317,302	US$	3,764,320	Libor + 0.20
	11,112,092	Ch$	49,327,923	0.59%
Bank Boston	182,211	US$	-
Desarrollo	5,378,794	Ch$	118,327	0.54%
Security	1,140,097	Ch$	979,028	Libor + 0.07
	-	Ch$	20,099	0.62%
Banco Bilbao Viscaya Argentaria	5,957,296	US$	10,391,177	Libor + 0.16
	-	Ch$	8,237,720	0.55%
	-	Ch$	30,070,400	0.64%
	-	Ch$	242,180	0.54%
Total	63,656,562		193,485,370

b. Long-term bank debt

Long-term bank debt is summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Payable in:
Inflation-linked units (UFs)	-	24,141,471
Chilean pesos	130,843,066	122,090,543

Total	130,843,066	146,232,014
Less: Current portion (see Note 12.g)	2,190,243	8,890,434

Long-term portion	128,652,823	137,341,580

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

		Balance		Balance
		December 31,		December 31,	Stated
Bank/Financial Institution	Currency	2006	Currency	2007	Interest Rate

Estado	Ch$	128,652,823	Ch$	113,200,109	TAB + 0.40%
Citibank	-	-	UF	24,141,471	3.28%

Total		128,652,823		137,341,580

TAB is a referenced rate in the Chilean Market, and corresponds to the average rate for fund investments of 90, 180 and 360 days.

Long-term bank debt is payable as follows:

Bank/Financial Institution	Currency	2009	2010	2011	2012	2013 and thereafter	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Estado	Ch$	14,374,617	16,770,387	18,567,213	21,561,926	41,925,966	113,200,109
Citibank	UF	4,518,811	3,924,532	3,924,532	3,924,532	7,849,064	24,141,471

The material covenants of our long-term debt agreements December 31, 2007 are described in the table below:

Principal Loan Covenants

Banco Estado (agent) and Citibank	1.	Coverage of financial expenses, understood as the ratio of EBITDA (Operating income plus depreciation) to financial expenses which must be greater than 3.5
	2.	Leverage understood as the ratio between current liabilities (which generate interest) and net shareholders’ equity which must be less than 1.2

At December 31, 2007, the Company was in compliance with these covenants.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

c. Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Lease obligations	7,585,465	7,991,208
Less: Current portion	3,431,482	2,837,902

Long-term portion	4,153,983	5,153,306

Leaseback obligations	229,339	1,343,319
Less: Current portion	229,339	6,170

Long-term portion	-	1,337,149

Total long-term lease and leaseback obligations	4,153,983	6,490,455

Future minimum lease payments	2008	2009	2010	2011	more	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total	2,844,072	1,915,699	1,305,268	617,251	2,652,237	9,334,527

Lease and leaseback obligations are denominated in US$ and U.F. and accrue interest at rates that range from 5.7% to 8.65%.

		2006	2007
	Currency	ThCh$	ThCh$

Short - term lease and leaseback obligations	US$	2,909,033	2,121,162
	UF	751,790	722,910

Total short - term lease and leaseback obligations ( see Note 12g)		3,660,823	2,844,072

Long - term lease and leaseback obligations	US$	3,672,389	3,321,396
	UF	481,594	3,169,059

Total long - term lease and leaseback obligations ( see Note 12g)		4,153,983	6,490,455

Total lease and leaseback obligations		7,814,804	9,334,527

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Leaseback agreements

		Sales price	Contractual				Income
		to buyer	installment	Nº of	Interest	Term of	(loss) from
Creditor	Asset	lesser	payments	installments	rate	contract	transactions
		UF	UF		%		ThCh$

Compañía de Seguros Consorcio S.A.	Land and buildings	25,809	32,873	240	7	01.06.2027	(134,763)

The difference between the leaseback portion of the real estate and its carrying value is depreciated straight-line over its useful life. Under paragraph 5 of Technical Bulletin No. 49, the Company determined the fair value and the carrying value of the assets leased back at the initiation of the contract and, as no difference arose, no further accounting adjustments were necessary.

d. Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Provision for merchandise rebate obligation (1)	2,994,042	3,935,601
Accrued insurance expense	254,933	17,624
Other (in Chilean pesos) (2)	2,635,172	4,642,416

Total	5,884,147	8,595,641

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

e. Commercial paper

	At December 31,
Short term	2006	2007
	ThCh$	ThCh$

Payable in:
Chilean pesos	68,155,449	65,905,976

The detail of maturities as of December 31, 2007 and 2006 is as follows:

Series	Stated interest	Par value		Carrying value		Maturity Date
	rate	2006	2007	2006	2007
		ThCh$	ThCh$	ThCh$	ThCh$

003-13	6.00%	14,000,000	-	15,329,202	-	09/06/2007
003-14	6.60%	13,200,000	-	14,387,089	-	10/10/2007
003-15	6.00%	12,300,000	-	13,280,654	-	12/12/2007
003-16	6.60%	-	14,450,000	-	14,783,795	08/21/2008
003-17	6.84%	-	13,700,000	-	13,949,888	09/24/2008
003-18	7.20%	-	13,100,000	-	13,170,740	12/04/2008
011-7	6.00%	10,559,000	-	11,903,604	-	03/06/2007
011-8	6.12%	11,800,000	-	13,254,900	-	04/10/2007
011-9	5.88%	-	10,800,000	-	11,352,132	01/23/2008
011-10	5.88%	-	12,100,000	-	12,649,421	03/19/2008
Total				68,155,449	65,905,976

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF 2,150,000, with the SVS, under number 003.

On October 14, 2003, the Company also registered with the SVS, under the number 011, an issuance of bearer promissory notes for UF 1,250,000.

The principal characteristics of this commercial paper are:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

b)	Long-term principal is shown under bonds on the consolidated balance sheets.

c)	The promissory notes are not secured.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

d)	At December 31, 2007, the premium from the placement of the promissory notes amounted to ThCh$ 5,950 (ThCh$45,378 in 2006). At December 31, 2007, these amounts are shown in other current liabilities.

e)
The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At December 31, 2007, ThCh$ 64,399 have been amortized and included in the financial expenses for 2007 (ThCh$69,187 in 2006 and ThCh$67,875 in 2005). ThCh$ 35,068 is included in other current assets (ThCh$37,789 in 2006).

f)	The duration term for these issuances is ten years and the commercial paper is repaid and renewed every year.

Bonds:

Long-term bonds are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Payable in:
Inflation-linked units (UFs)	164,794,315	132,414,595
Less: current portion (See Note 12.g)	9,817,032	12,831,608

Long -Term Portion	154,977,283	119,582,987

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

D&S and its subsidiary SAITEC S.A. have issued bonds to the Chilean public in UFs. The issues are summarized as follows:

Issuing	Bond Issued	Date of Issuance	Indexation	Amount issued	Series		Maturity date	Nominal interest rate	Amortization Terms	Interest Payment
D&S	SERIES B	11.15.2001	U.F.	1,200,000	B1 U.F.	200,000	2022	6.5% compounded	32 semiannual	Semiannually, due on April 1,
					B1 U.F.	1,000,000	2022	semiannually	Installments as from	and October 1, each year
									April, 2007	As from April1, 2001

D&S	SERIES C	11.25.2003	U.F.	2,000,000	C1 U.F.	2,000,000	2009	4.5% compounded	10 semiannual	Semiannually, due on April 1,
								semiannually	Installments as from	and December 1, each year
									June, 2005	As from December 1, 2003

D&S	SERIES D	11.27.2003	U.F.	1,000,000	D1 U.F.	1,000,000	2025	5.5% compounded	38 semiannual	Semiannually, due on April 1,
								semiannually	Installments as from	and December 1, each year
									June, 2007	As from December 1, 2003

SAITEC	SERIES A	01.04.1992	U.F.	350,000	A1 UF	350,000	2014	6.5% compounded	36 semiannual	Semiannually, due on April 1,
								semiannually	Installments as from	and October 1, each year
									October 1995	As from April 1, 1992

SAITEC	SERIES B	09.13.2007	U.F.	4,500,000	B1 UF	4,500,000	2028	4.2% compounded	42 semiannual	Semiannually, due on April 1,
								semiannually	Installments as from	and October 1, each year
									April 1, 2008	As from October 1, 2006

On September 13, 2006, the subsidiary SAITEC S.A. carried out a new issuance of bonds (series B) by the amount of UF 4,500,000, for a term of 22 years at an annual interest rate of 4.2%.

Additionally, during 2006, D&S proceeded with the payment of the Series A of bonds, in the amount of UF3,500,000.

In March 2007, the Company prepaid the Series B bonds the D&S for an amount of UF 1,200,000.

Interest accrued on the D&S and SAITEC bonds, at December 31, 2005, 2006 and 2007 was ThCh$1,815,901, ThCh$1,538,549 and ThCh$1,103,951 respectively and is included in accordance with Chilean GAAP with the bond principal in “Bonds” in the balance sheet. The difference on both bond issuances between par value and the proceeds is being deferred and amortized by the straight line method which approximates the effective interest method. The discount at December 31, 2007, was ThCh$4,008,699 (ThCh$4.368,310 in 2006) of which the current portion is included in other current assets for ThCh$264,318 (ThCh$266,823 in 2006) and the long term portion is included in other assets-net for ThCh$3,744,381 (ThCh$4,101,487 in 2006).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Bonds and Commercial Paper Covenants

Series C and D bonds		Calculated based on the consolidated financial statements of D&S S.A.

	1.	Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.
	2.	Minimum coverage of interest expense of 3.5 times (operating results plus depreciation plus amortization of intangibles divided by interest expenses).
Series A and B bonds		Calculated based on the financial statements of Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales.

1.
Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the Issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

	2.	Keeping consolidated total equity of an amount equal at least to UF12,000,000, calculated and measured each quarter.
	3.	Real estate assets for an amount equal or greater than UF 12,000,000
Commercial paper	1.	Minimum Coverage of financial expenses of 3.5 (operating income plus depreciation divided by interest expenses) for March, June, September and December.
	2.	Leverage less than 1.2 (current liabilities divided by equity) for March, June, September and December.

At December 31, 2007, the Company was in compliance with these covenants.

f. Long-term sundry creditors

The detail of long - term sundry creditors is as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$

Due to Cesar Lahsen Rabi (1)	707,775	705,238

(1)	This amount corresponds to an obligation for the purchase of land, which is expressed in Chilean pesos at an annual interest rate of 6.68%. The obligation expires in 2021.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

g. Analysis of current debt and other obligations included in the current portion of long- term liabilities for each period presented

As of December 31, 2006

				Amount of principal
				payable within	Amount of
				one year and	Principal payable
Bank or Other		Interest	Date of	accrued interest as of	in more
Institution Name	Principal	rate	maturity	December 31, 2006	than one year
				ThCh$	ThCh$

Estado	ThCh$ 119,788,476	TAB +0.40%	2014	2,190,243	128,652,823
Subtotal-Banks				2,190,243	128,652,823
Bonds
SERIE B	UF1,200,000	UF + 6.5%	2022	815,778	23,194,117
SERIE C	UF1,496,333	UF + 4.5%	2009	7,581,455	21,985,439
SERIE D	UF1,000,000	UF + 5.5%	2025	220,267	19,561,079
SERIE A-162	UF94,737	UF + 6.5%	2014	235,080	1,616,923
SERIE B-463	UF4,500,000	UF + 4.2%	2028	964,452	88,619,725
Subtotal Bonds				9,817,032	154,977,283
Lease Obligations	ThCh$6,237,490	7% to 13.56%	2007	3,660,821	4,153,983
Total				15,668,096	287,784,089

As of December 31, 2007

				Amount of principal
				payable within	Amount of
				one year and	Principal payable
Bank or Other		Interest	Date of	accrued interest as of	in more
Institution Name	Principal	rate	maturity	December 31, 2007	than one year
				ThCh$	ThCh$
Citibank	UF 1,200,000	UF + 3.28%	2014	-	24,141,471
Estado	ThCh$ 119,788,476	TAB +0.40%	2014	8,890,434	113,200,109
Subtotal-Banks				8,890,434	137,341,580
Bonds

SERIE C	UF 1,116,393	UF + 4.5%	2009	9,702,788	12,283,734
SERIE D	UF 993,287	UF + 5.5%	2025	277,052	19,300,582
SERIE A-162	UF 88,421	UF + 6.5%	2014	272,589	1,363,259
SERIE B-463	UF4,500,000	UF + 4.2%	2028	2,579,179	86,635,412
Subtotal Bonds				12,831.608	119,582,987
Lease Obligations	ThCh$ 10,039,765	6.2% to 8.5%	2008	2,844,072	6,490,455
Total				24,566,114	263,415,022

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

On September 30, 2005, the long-term loans with Banks Santander-Santiago, BBVA and Citibank N.A., were renewed by assignment from D&S to its subsidiary SAITEC S.A. On September 28, 2006, the subsidiary SAITEC renewed these loans through assignment to D&S.

On September 28, 2006, D&S restructured these loans signing a long-term syndicated loan agreement with banks Santander-Santiago, Estado, BBVA and Citibank N.A., concentrating by this means all the short-term and long-term standing loans into only one loan of 8 years term. The bank leading said operation was Santander-Santiago, and the bank agent was Banco Estado.

Additionally, on the same date, the Company entered into a derivative agreement (Cross Currency Swap) with Santander-Santiago Bank, with the purpose of covering the exposure to fluctuations in the interest rate of said syndicated loan, and to index the payments from pesos to UF’s (Note 21).

In March 2007, the Company entered a long-term agreement with Banco Citibank for UF1,200,000 for a term of 7 years. Funds obtained from this loan were used by the Company to prepay Series B bonds.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

13.	SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity accounts are as follows:

		Technical			Retained earnings
	Paid-in	revaluation	Other	Development	Retained	Net income	Interim
	capital	reserve	reserves	Stage	earnings	for the year	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance, January 1, 2005	378,815,151	1,312,052	(2,490,927)	-	78,538,538	10,357,195	(10,619,100)	455,912,909
Transfers	-	-	-	-	10,357,195	(10,357,195)	-	-
Dividends paid	-	-	-	-	(10,619,100)	-	10,619,100	-
Price level restatement	13,637,345	47,234	(90,468)	-	2,817,958	-	(286,880)	16,125,189
Recognition of equity value adjustment	-	-	(19,854)	-	-	-	-	(19,854)
Net income for the year	-	-	-	-	-	42,367,120	(26,080,000)	16,287,120
Balances, December 31, 2005	392,452,496	1,359,286	(2,601,249)	-	81,094,591	42,367,120	(26,366,880)	488,305,364
Balance as of December 31, 2005 (1)	430,345,355	1,490,531	(2,852,411)	-	88,924,597	46,457,836	(28,912,708)	535,453,199
Balance, January 1, 2006	392,452,496	1,359,286	(2,601,249)	-	81,094,591	42,367,120	(26,366,880)	488,305,364
Transfers	-	-	-		42,367,120	(42,367,120)	-	-
Dividends paid	-	-	-	-	(26,366,880)	-	26,366,880	-
Development stage (g)	-	-	-	(2,053,438)	-	-	-	(2,053,438)
Shares in treasury	-	-	(5,276,173)	-	-	-	-	(5,276,173)
Recognition of equity value adjustment	-	-	(10,537)	-	-	-	-	(10,537)
Price level restatement	8,241,503	28,545	(73,924)	-	2,038,992	-	25,936	10,261,052
Net income for the year	-	-	-	-	-	39,652,587	(12,968,000)	26,684,587
Balances, December 31, 2006	400,693,999	1,387,831	(7,961,883)	(2,053,438)	99,133,823	39,652,587	(12,942,064)	517,910,855
Balance as of December 31, 2006 (1)	430,345,355	1,490,531	(8,551,063)	(2,205,392)	106,469,726	42,586,878	(13,899,777)	556,236,258
Balance, January 1, 2007	400,693,999	1,387,831	(7,961,883)	(2,053,438)	99,133,823	39,652,587	(12,942,064)	517,910,855
Transfers	-	-	-	2,053,438	24,657,085	(39,652,587)	12,942,064	-
Dividends paid	-	-	-	-	(12,968,000)	-	-	(12,968,000)
Shares in treasury	-	-	(6,196,981)	-	-	-	-	(6,196,981)
Recognition of equity value adjustment	-	-	(3,902)	-	-	-	-	(3,902)
Cumulative Translation Adjustment	-	-	(78,819)	-	-	-	-	(78,819)
Price-level restatement	29,651,356	102,700	(788,076)	-	8,291,671	-	(142,006)	37,115,645
Net income for the year	-	-	-	-	-	52,680,923	(25,819,200)	26,861,723
Balances, December 31, 2007	430,345,355	1,490,531	(15,029,661)	-	119,114,579	52,680,923	(25,961,206)	562,640,521

(1) Restated in thousands of constant Chilean pesos at of December 31, 2007.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

a. Paid-in capital

In accordance with article 10 of Law Nº18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. The Company's paid-in capital is divided into 6,520,000,000 no-par-value shares.

b. Capital increases

There were no capital increases during 2005, 2006 and 2007.

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

e. Dividends paid

During the years ended December 31, 2005, 2006 and 2007 the Company paid dividends per share for Ch$2.1, Ch$4.3, and Ch$4.0, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)
f. Other reserves

The breakdown of the balance is the following:

	2006	2007
	ThCh$	ThCh$

Capital Increase Expenses Reserve (1)	(2,869,069)	(2,869,069)
Recognition of equity value adjustment (2)	(33,947)	(36,936)
Other Reserves	39,301	39,301
Shares in treasury reserve (3)	(5,687,348)	(13,202,069)
Stock option (4)	-	1,117,931
Cumulative Translation Adjustment (5)	-	(78,819)

	(8,551,063)	(15,029,661)

(1)
Corresponds to expenses incurred in the placement of shares issued in accordance with the capital increase made in 2004 which was recorded in accordance with Circular No.1736 of the Superintendency of Securities and Insurance (“SVS”).

(2)
The Parent purchased shares, acquired ownership interests and subscribed and paid capital increases in various companies of the Consolidated Group. The net loss obtained from the above transactions has been charged to Other reserves. Expenses related to this process were recognized in the Statement of Income for the period.

(3)
During July and August 2006, the Company performed different purchase operations related to shares issued by the Company for a total sum of 36,000,000 shares at an average par value of Ch$ 146.56 per share. During August 2007, the Company conducted share purchase operations issued by the Company for a total sum of 29,200,000 shares at an average par price of Ch$ 249.13 per share. These purchases of shares issued by the Company are within the framework of a compensation plan for the Company and subsidiaries’ managers and executives as agreed by the shareholders at the Extraordinary Shareholders’ Meeting held on October 26, 2004 the plan of which was approved by the Company's Board of Directors at the Ordinary Meeting held on June 27, 2006.

(4)	Stock options for compensation plans.

Compensation plans indicated in paragraph 3 above, which, in their majority, have been granted by the Company to its executives during 2007, have been recognized in the financial statements in accordance with IFRS No. 2, Share-based payments.

As provided in this standard, the Company has recognized in the financial statements the value of services which will be received as exchange for the options granted. Given that it is not possible to estimate, in a reliable manner, the fair value of services which will be received, this was determined as the equivalent of the fair value of options offered.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

In consideration that stock options will become irrevocable over a term of fourteen months from the date in which they are granted, services will be received by the Company during the same period and with the same progression and therefore the payroll expense determined at the date of granting these options will be accrued in the same period.

The charge to income which was recognized in the period amounted to ThCh$1,117,931 with a credit to Other Reserves.

(5)	Relates to the recognition of the exchange difference adjustment by the affiliate Alvi Supermercados Mayoristas S.A. from the subsidiary which this company has abroad.

g. Deficit during development stage of subsidiaries

Until December 31, 2006, accumulated deficit from development period recorded organizational and start-up expenses of the indirect subsidiaries Ekono S.A., Presto Telecomunicaciones S.A., Servicios de Viajes y Turismos Lider Ltda. and Inversiones y Rentas Presto Ltda. In accordance with Circular No. 981 issued by the Chilean Superintendency of Securities and Insurance.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)
On January 1, 2007, the balance recorded in this item was netted against retained earnings in accordance with the new Circular No. 1819 issued by the Chilean Superintendency of Securities and Insurance which superseded Circular No. 981.

14.	INCOME TAXES

a. The detail of accrued income taxes is as follows:

	2006	2007
	ThCh$	ThCh$

First category income taxes	(9,682,512)	(9,803,038)
Monthly payments	9,293,558	6,889,907
Personnel training credit and real estate tax credit	5,318,621	5,454,210
Recovery of first category income tax by applying tax losses:
To the year	2,494,530	1,859,409
Benefit from carryback of tax losses	217,268	2,575,010
Arica Law tax credit	7,880	7,880
Prior year first category income tax to recover	1,132,631	178,233

Net income taxes refundable	8,781,976	7,161,611

At December 31, 2006 and 2007, “Refundable taxes” on the balance sheet is shown together with other Value Added Taxes (VAT) receivable of ThCh$176,953 and ThCh$29,548,934 respectively, within current assets.

At December 31, 2007, D&S and its subsidiaries have unremitted taxable earnings of approximately ThCh$174,367,335 (ThCh$159,590,063 in 2006). The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders. Certain subsidiaries have tax losses for tax purposes totaling ThCh$136,078,747 as of December 31, 2007 (ThCh$151,045,812 in 2006).

In accordance with Chilean Tax regulation, tax losses do not have a defined maturity date.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.	Deferred taxes - The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, December 31,2006				Balance, December 31,2007
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary difference
Allowance for doubtful accounts	696,248	-	-	-	1,169,454	-	-	-
Vacation accrual	966,151	-	-	-	755,851	-	-
Leased assets	-	-	-	1,228,990	-	-	730,352	943,645
Depreciation of property, plant and equipment	-	-	-	5,276,760	-	-	-	5,017,982
Severance indemnity	189,397	1,319,437	-	-	154,070	250,315	-	-
Other events	-	-	-	-	-	8,576	-	-
Sundry provisions	109,086	-	-	-	458,019	-	-	-
Realization allowance on inventory	23,543	-	-	-	416,420	-	-	-
Interest income	178,205	-	-	-	202,669	-	-	-
Allowance for uncollectible sundry debtors	201,709	-	-	-	191,125	-	-	-
Capitalized financial cost	-	-	12,533	703,430	-	-	-	593,491
Deferred charges	-	-	902,510	1,563,508	-	-	942,887	1,996,827
Tax loss	2,797,551	20,385,707	-		3,587,728	17,686,250	-	-
Derivate	-	-	-		-	1,264,382	-	-
Total deferred taxes	5,161,890	21,705,144	915,043	8,772,688	6,935,336	19,209,523	1,673,239	8,551,945
Complementary accounts balance	-	(348,513)	-	(1,450,468)	-	-	-	(1,190,019)
Net balances per balance sheet	5,161,890	21,356,631	915,043	7,322,220	6,935,336	19,209,523	1,673,239	7,361,926

In 2007 and 2006, short-term deferred tax assets are presented net of short-term deferred tax liabilities and are included in “Other current assets” (See Note 7).

In 2007 and 2006, long-term deferred tax assets are presented net of long-term deferred tax liabilities and are included in “Other long-term assets” (See Note 9.b).

The complementary accounts are amortized over the estimated period the differences will reverse.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

c. The charge to income for income taxes is as follows:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Current tax expense
For the year	(10,308,352)	(9,682,512)	(9,803,038)
Prior year adjustment	1,277,278	(1,261,927)	188,243
Benefit from tax loss carry back	798,647	2,494,530	1,859,409
Deferred taxes
Change in deferred taxes	3,234,593	3,157,563	(1,083,498)
Effect of amortization of complementary accounts of deferred tax assets and liabilities	(297,119)	115,067	(88,066)
Other	-	-	(3,498)
Total tax expense	(5,294,953)	(5,177,279)	(8,930,448)

15.	FOREIGN CURRENCIES

Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

	At December 31,
	2006	2007
	ThCh$	ThCh$
ASSETS

Current assets	29,575,535	25,782,779

LIABILITIES

Current liabilities	36,267,300	26,338,834
Long-term liabilities	957,746	3,321,396
	37,225,046	29,660,230
Total liabilities

Net liability position	(7,649,511)	(3,877,451)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

16.	PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE

Price-level restatement and foreign exchange, described in Note 2d and 2e, credited (charged) to income is as follows:

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Property, plant and equipment - net	24,444,673	14,489,468	52,711,878
Non-monetary liabilities - net of other long-term non-monetary assets	4,499,789	2,351,518	8,290,003
Shareholders’ equity	(17,682,141)	(11,020,370)	(37,115,645)
Liabilities (UF’s)	(8,168,434)	(3,538,694)	(21,319,095)
Income statement amounts	(3,589,780)	(1,303,779)	(3,997,423)

Price-level restatements - net	(495,893)	978,143	(1,430,282)
Foreign exchange gain (loss) (1)	(1,323,519)	382,480	946,757

(Loss) gain from changes in the purchasing power of the Chilean peso	(1,819,412)	1,360,623	(483,525)

(1)	The detail of foreign exchange gain (loss) is as follows:

		At December 31,
	Currency	2005	2006	2007
		ThCh$	ThCh$	ThCh$
Assets
Marketable securities	US$	(132,469)	58,252	(101,847)
Sundry debtors	US$	(2,349,739)	1,019,488	(1,694,226)

Total gain (loss)		(2,482,208)	1,077,740	(1,796,073)

Liabilities
Debt due to banks and financial institution	US$	1,437,450	(1,193,351)	2,617,723
Current portion of long-term liabilities	US$	42,820	(67,304)	(155,115)
Accruals	US$	(321,581)	565,395	280,222

Total gain (loss)		1,158,689	(695,260)	2,742,830

Foreign exchange gain (loss)		(1,323,519)	382,480	946,757

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

17.	DIRECTORS’ REMUNERATION

The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Attendance fees	652,400	582.538	469,440

The following amounts were also paid to the Directors for activities not related to their positions as Directors:

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Per – diem	188,619	186,339	205,655

All of these fees are included in Selling and administrative expenses.

18.	NON-OPERATING INCOME AND EXPENSES

a. Non-operating income for each year is summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest income	3,094,053	2,891,828	1,137,947
Amortization of negative goodwill	402,854	-	-
Equity in income of investee	829,555	1,636,230	1,083,652
Gain from sale of fixed assets	41,569	126,340	226,185
Minority interest	1,830	33,205	-
Other	131,588	704,857	271,385
Total	4,501,449	5,392,460	2,719,169

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b. Non-operating expense for each year is summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest expense	22,031,537	25,508,082	29,101,050
Amortization of goodwill	2,352,931	2,635,817	2,711,989
Equity in losses of investee	56,476	2,832	34,450
Donations	743,284	628,722	490,026
Deferred charges written off	-	-	1,312,118
Restructuring expenses (1)	-	-	1,967,542
Provision for Farmalider S.A. written off	-	-	800,000
Write-off of expenses for the merger with Falabella S.A.	-	-	205,835
Minority interest	-	-	1,229
Loss from sale of fixed assets	87,914	-	152,869
Other	298,415	572,280	942,760

Total	25,570,557	29,347,733	37,719,868

(1)	Relates to an extraordinary charge because of a one time voluntary retirement plan offered by the Company to individuals with more than 20 years of service for the Company.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

19.	TRANSACTIONS WITH RELATED PARTIES

a.
Related companies - The Company has transactions with its equity - method investees and other related parties. Balances due from and due to these companies are shown on the consolidated balance sheets. The detail of accounts receivable and payable is the following:

	Receivable
	At December 31,
	2006	2007
	ThCh$	ThCh$
Short-term:
Aquapuro S.A. (1)	224,302	572,185
Inversiones Solpacific S.A. (2)	114,945	107,025
Inmobiliaria Mall Calama S.A. (3)	1,339,096	1,335,427
Aquanatura S.A. (1)	-	280,774
Alvi Supermercados Mayoristas S.A. (4)	-	663,251

Totals	1,678,343	2,958,662

(1)	The balance receivable from Aquapuro S.A. and Aquanatura S.A. is expressed in UF and accrues a monthly interest rate of 0.33%.
(2)	The balance receivable from Inversiones Solpacific S.A. is expressed in Chilean pesos and accrues no interest.
(3)	The balance receivable from Inmobiliaria Mall Calama S.A. is expressed in UF, accrues no interest.
(4)	The balance receivable from Alvi Supermercados Mayoristas S.A. is expressed in UF and accrues annual interest of 7.67%.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b. Transactions with related companies - The principal transactions with related companies are summarized as follows:

	Relationship to	Description of services or goods	Cash value of the transaction			(Charged) to income
Company	Company	received/disbursed	for the year ended December 31,			for the year ended December 31,
			2005	2006	2007	2005	2006	2007
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Servicios Profesionales y de Comercialización S.A.	Parent company	Interest on checking account	364,672	202,980	78,022	(364,672)	(202,980)	(78,022)
		Readjustment on current account	302,923	114,020	24,074	(302,923)	(114,020)	(24,074)
Aquapuro S.A.	Member of controlling group	Purchase of merchandise	6,306,074	6,743,101	6,531,258	-	-	-
		Readjustment on current account	-	-	16,766	-	-	16,766
		Interest on checking account	-	-	6,457	-	-	6,457
Aquanatura S.A.	Member of controlling group	Readjustment on current account	-	-	12,956	-	-	12,956
Alimentos y Servicios Ltda.	Member of controlling group	Purchase of merchandise	4,166,901	4,107,816	5,484,757	-	-	-
Larrain Vial S.A. Corredora de Bolsa	Member of controlling group	Professional services	74,440	94,667	100,155	(74,440)	(94,667)	(100,155)
Kimberly Clarke Chile S.A.	Common management	Purchase of merchandise	9,008,493	8,576,788	8,369,504	-	-	-
BST Consulting Group S.A.	Common management	Services	2,800,108	4,015,951	-	(2,800,108)	(4,015,951)	-
BST Bancheque	Common management	Control of checks	506,141	440,537	185,364	(425,328)	(370,199)	155,768
BST Procesadora Automatic	Common management	Search and recruitment	114,864	3,467	-	(114,864)	(3,467)	-
BST Seguros Ltda.	Common management	Insurance brokers	6,399	-	-	(5,376)	-	-
Promociones Financieras Ltda.	Common management	Commissions paid	2,036,303	3,689,185	3,985,414	(1,711,179)	(3,100,155)	(3,349,087)
Investigación y Medición de Calidad de Servicio Ltda.	Common management	Consultant’s offices in marketing	94,413	90,095	68,599	(94,413)	(90,095)	57,646
Soc. Agrícola Panquehue Ltda.	Member of controlling group	Purchase of merchandise	1,618,825	1,019,945	-	-	-	-
Agrícola y Forestal Arcoiris S.A.	Member of controlling group	Purchase of merchandise	1,153,194	1,185,959	1,750,899	-	-	-
Empresas El Mercurio S.A.P.	Common directors	Publicity	898,672	1,100,239	1,569,449	(755,185)	(1,100,239)	(1,318,864)
El Mercurio Valparaíso	Common directors	Publicity	96,926	80,408	-	(81,451)	(80,408)	-
BBDO Publicidad S.A.	Common directors	Publicity	247,931	681,589	-	(247,931)	(681,589)	-
Entel PCS Telecomunicaciones S.A.	Common directors	Communications	429,090	114	-	(360,579)	-	-
Entel Telefonía Local S.A.	Common directors	Communications	12,033	-	-	(10,113)	-	-
Entel Call Center S.A.	Common directors	Communications	417,740	11,236	798,906	(351,042)	-	671,350
Entel S.A.	Common directors	Communications	21,927	12,990	-	(21,927)	(12,990)	-
Adimark Inversiones de Mercado	Common directors	Donations	-	-	36,553	-	-	30,717
Inmobiliaria Mall Calama S.A.	Member of controlling group	Lease of real estate	50,731	26,876	88,596	(50,731)	(26,876)	88,596
Supermercados Alvi Ltda.	Member of controlling group	Readjustment on current account	-	-	15,678	-	-	15,678
Sap Agencia Chile	Common directors	Advisories	-	-	122,071	-	-	(122,071)
Deutsche Inversiones Ltda.	Common directors	Advisories	-	-	180,057	-	-	(180,057)
Banco de Chile	Common directors	Financial lease	-	-	236,722	-	-	(236,722)
Agricola Alma Ltda.	Member of controlling group	Purchase of inventory	-	1,006,497	2,198,117	-	-	-

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Transactions with related companies have been conducted under market conditions for operations with similar characteristics and have been approved by the Company’s Board of Directors and those exceeding ThCh$ 5,000 are disclosed.

20.	SEVERANCE INDEMNITIES

The Company maintain a provision for staff severance indemnities for the years of services of it employees, made in accordance with the accounting criteria notes (2.r).

The Company maintained provisions for staff severance indemnities, wich where reversed during second half of 2007. This reversal of the provision implied a credit to Income of ThCh$ 4,482,878 wich is presented under administrative and selling expenses in the Income statements.

	At December 31,
	2006	2007
	ThCh$	ThCh$

Opening balance as of January 1,	6,607,509	8,875,496
Increase in accruals	9,905,522	8,981,227
Payments during the period	(7,637,535)	(10,995,113)
Reverse Provision of severance indemnities	-	(4,482,878)
Total Provision	8,875,496	2,378,732

The long-term accrual amounts to ThCh$7,761,397 in 2006 and ThCh$1,472,440 in 2007, and is included as accruals under long-term liabilities. The short-term accrual in 2006 and 2007, respectively, amounts to ThCh$1,114,099 and ThCh$ 906,292

21.	FINANCIAL DERIVATIVES

On September 28, 2006, the Company entered into a cross currency swap contract with Santander-Santiago bank for UF 6,511,134.98, with the purpose of covering fluctuations in the interest rate of the syndicated loan.

This contract has a starting date on September 28, 2006 and a due date on March 28, 2014. With this, the syndicated loan came to yield an interest rate of UF +4.09% (before derivative contract, the syndicated credit loan yielded an interest rate of TAB at 180 days plus 0.4% spread).

At December 31, 2007, this contract represents a net value of ThCh$7,039,712, which is included in other current liabilities.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

			Description of contracts				Value of	Accounts affected
Type of	Contact value	Expiration	Specific	Position	Item or transaction covered		item	Asset/Liability		Effect in income Statement
derivative	ThCh$	date	item	purchase/sell	Name	ThCh$	covered	Name	ThCh$	Realized	Not realized

Cross Currency swap	119,788,476	1-2014	Interest rate/ currency	P	Syndicated Loan	119,788,476	122,090,544	Other current liabilities	7,039,712	-	(7,039,712)

22.	CONTINGENCIES AND COMMITMENTS

Parent Company

a.	Direct commitments:

The Company has commitments for imports of inventories and fixed assets through bank letters of credit for ThCh$5,401,371

b.	Indirect commitments:

The Company has committed contractually with Citibank N.A. to maintain its ownership interest in Aquapuro S.A.

As approved by the Board of Directors in 2005 in order to have as alternative for financing the use of securitized bonds, during 2007, the related presentations were made to the Chilean Superintendency of Securities and Insurance and in December this regulating agency approved the first issuance of these bonds for Ch$85,000 million composed of Series A for Ch$55,000 million and the Subordinated Series D for Ch$30,000 million with which the issuance is under conditions to be placed when the Board of Directors believes it is convenient. As of the date of issuance of the financial statements, management is analyzing the best option for the placement of these bonds.

c.	Management restrictions and financial covenants:

In accordance with the long-term syndicated loan agreement signed with Banco Estado (agent) and the bonds issuance agreements, the Company must comply with certain financial indicators, calculated based on its consolidated financial statements, presented on a quarterly basis to the Superintendency of Securities and Insurance (SVS).

Coverage of financial expenses, understood as the ratio of EBITDA (Operating income plus depreciation) to financial expenses which must be greater than 3.5. As of December 31, 2007, coverage is 5.41.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Leverage understood as the ratio between current liabilities (which generate interest) and net shareholders’ equity which must be less than 1.2. As of December 31, 2007, leverage is 0.97.

In accordance with the bond issuance agreements of the indirect subsidiary SAITEC, the latter must comply with certain financial indicators calculated based on its consolidated financial statements, presented on a quarterly basis to the Superintendency of Securities and Insurance (SVS).

Leverage understood as the ratio between current liabilities (which generate interest) and net shareholders’ equity which must be less than 1.3. As of December 31, 2007, leverage is 0.22.

Real estate assets for an amount greater or equal to UF12,000,000, understood as real estate assets from fixed assets accounts “Land” plus Buildings and Infrastructure must be leased to Distribución y Servicios D&S S.A. or any related company and these contracts must be effective through October 31, 2025. As of December 31, 2007, the Company complies with this restriction.

Shareholders’ equity must be greater than UF12,000,000. As of December 31, 2007, the Company complies with this indicator.

d.	Legal actions:

As of December 31, 2007, the Company and its subsidiaries have pending lawsuits filed against them related to their normal line of business, which, in their majority, according to their legal advisors, would not have any risk of significant loss.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Among others, the main cases are detailed as follows:

1) 82 civil lawsuits with an associated amount of ThCh$ 4,561,267.

2) 289 local police lawsuits with total associated amount of ThCh$ 1,127,093.

3) 105 labor lawsuits in which the Company is the defendant with an associated amount of ThCh$ 1,222,332.

In addition, the Company and its subsidiaries have filed lawsuits where they are the plaintiffs, which are summarized as follows:

1) 56 criminal lawsuits the amount of which cannot be determined;

2) 3 local police lawsuits for a total associated sum of ThCh$ 500.

3) 136 civil lawsuits for a total associated amount of ThCh$ 419,182.

4) 53 labor lawsuits for a total sum of ThCh$ 113,022.

As of December 31, 2007, long-term sundry debtors include ThCh$23,713,921 (ThCh$ 27,288,351 as of December 31, 2006) equivalent to US$47,724,690.03 which corresponds to the amount unpaid by Disco S.A stemming from the sale of our former Argentine subsidiary, Ekono-Argentina, to Disco S.A. in December 1999. Under the terms of the sale, in May 2000 Disco S.A. paid us US$60 million of the US$150 million purchase price, with the balance of US$90 million coming due in May 2003. Of this US$90 million, US$80 million was evidenced by ten promissory notes of US$8 million each and US$10 million was held by Disco S.A. as collateral for certain liabilities of Ekono-Argentina to be borne by our company. The deferred payment amount was guaranteed by Disco S.A.’s parent company, Disco-Ahold International Holdings N.V., a Netherlands Antilles company and a subsidiary of Royal Ahold N.V., a Netherlands company. We were informed in December 2002 that Disco S.A. did not intend to pay us the entire US$90 million amount in dollars, but would instead convert the US$90 million balance owed to us into Argentine pesos under then-prevailing Argentine dollar convertibility regulations, or pesificación regulations. On May 2, 2003, Disco S.A. made payment of A$126 million. After approval by the Central Bank of Argentina in August of 2003, this amount plus accrued interest was remitted to us based on an effective exchange rate of A$3.0 to 1 U.S. dollar which was equivalent to US$42 million.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

In April 2003, we initiated an action against the guarantor, Disco-Ahold International Holdings N.V., in the Court of Curaçao in the Netherlands Antilles. Our claim was for US$47.5 million, plus interest and expenses. In September 2005, the court rejected our claim. On October 3, 2005, we filed an appeal against this court decision, which, on August 22, 2006, was upheld by the Court of Appeals of the Netherlands Antilles, dismissing our appeal against Disco-Ahold International Holdings N.V.

On April 26, 2005, we initiated legal proceedings in the city of Haarlem, the Netherlands against Royal Ahold N.V., seeking damages in the amount of US$47.5 million, plus interest and expenses, to the extent not recovered from Disco S.A. or Disco-Ahold International Holdings N.V. The claim is based on tortious interference on the part of Royal Ahold N.V. with respect to the obligations of Disco S.A. and Disco-Ahold International Holdings N.V. The claim alleges that Royal Ahold N.V. instructed its subsidiaries, Disco S.A. and Disco-Ahold International Holdings N.V., to ignore its payment obligations with respect to our company. On May 30, 2007, the lower court of Haarlem dismissed our claim. We have appealed the lower court’s decision and the proceedings relating to such appeal are pending.

On August 23, 2006, we formally notified Disco S.A. that we would be initiating legal proceedings against it in Argentina for the balance owed, of US$47.5 million, under the share purchase agreement for the sale of Ekono-Argentina, plus interests and expenses. According to the share purchase agreement, such matter must be decided through arbitration. On December 13, 2006, we further notified Disco S.A. of the termination of the period of direct negotiations set forth under the share purchase agreement and our intention to initiate arbitration proceedings. As a result of its failure to designate an arbitrator after repeated notices, and the resulting delay in the commencement of arbitration proceedings, on February 20, 2007, we initiated legal proceedings against Disco S.A. seeking a judicial ruling requiring Disco S.A. to designate an arbitrator. On June 5, 2007, the Argentinean courts rejected Disco S.A.’s opposition to the appointment of arbitrators and ordered that an arbitration panel composed of the arbitrators proposed by Disco S.A. and us be formed. We and Disco S.A. appealed such ruling, later reaching an agreement as to the appointment of the third arbitrator and the rules that would apply to the arbitration proceeding. On December 27, 2007, the arbitration panel was formed with the intervention of the Chairman of the Arbitration Court of the Buenos Aires Stock Exchange, who selected the Chairman of the panel of arbitrators. The panel consists of Mr. Alfredo L. Rovira, serving in the position of Chairman, and Messrs. Sergio Alfonso Le Pera and Horacio Roitman.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

On February 22, 2008, we filed a complaint against Disco S.A. before the arbitration panel. This complaint seeks an equitable adjustment to the purchase price of Ekono-Argentina in an amount no lesser than 75% of the unpaid balance of such purchase price, plus interest due as of May 2003 and until final payment is made. The complaint is also seeking declaratory judgment to the effect that that the conversion of the purchase price of Ekono-Argentina in accordance with the then-prevailing Argentine dollar convertibility regulations without an equitable adjustment of the purchase price breaches our constitutional rights under the Argentinean Constitution. On April 3, 2008 Disco S.A. filed a reply and counterclaim against us in the amount of A$69,750,000 (approximately equivalent to US$25,000,000 at the Argentinean Peso-US Dollar exchange rate valid on May 2, 2003, the date on which the pesified payment was made to us) seeking an equitable adjustment of the purchase price of Ekono-Argentina. Disco S.A.’s reply also alleges that the decisions issued in the Netherlands Antilles and in the Netherlands in favor of Disco-Ahold International Holdings N.V. and Royal Ahold N.V. have already settled the matter in a manner that would prevent the Argentine arbitration panel from issuing a decision on the case. On May 9, 2008, we replied to Disco S.A.’s reply and counterclaim. The proceedings will now move forward into the discovery stage, where both parties will produce evidence before the arbitration panel.

In the opinion of the Argentinean and Dutch legal advisors to the company, based on available legal precedents in the jurisprudence of Argentina and the Netherlands, the possibility of recovering the amount due, fully or in significant part, is reasonably high. Management has evaluated the recoverability of said amounts and concluded that no uncollectible provision is necessary as of December 31, 2007. However, given the lack of fully developed case law in Argentina both as to the specific circumstances and the lack of industry-specific jurisprudence, management’s evaluation of recoverability was based on a weighted-average probability analysis considering various outcome scenarios. Based on the above, we have not provisioned for a potential loss regarding these matters.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

e.	Other

On May 17, 2007, the Company’s controlling shareholders and the majority of the controlling shareholders of S.A.C.I. Falabella entered into an agreement proving for the merger of both companies under the terms of article 99 and 100 of Law No. 18.046. On June 7, 2007, this merger was submitted to consultation before the Free Competition Defense Court (TDLC). As indicated in the Subsequent Events note, on January 31, 2008, this Court did not approve the proposed merger. On March 3, 2008 the controlling shareholders of the company and of S.A.C.I. Falabella agreed, in light of the anti-trust decision, not to appeal the resolution of the TDLC and to terminate their prior agreement of May 17, 2008 to merge the companies.

Direct guarantees:

	Indebted		Type of	Assets Committed		Outstanding payment balance in Ch$
Guaranty Creditor	Entity	Relation	Guaranty	Type	Book Value Ch$	31/12/2007	31/12/2006

Banco Santander Santiago	Distribución y Servicio	Parent	Mortgage	Inmob. Puente Nuevo	25,560,108	34,359,360	36,822,540

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest collected	2,675,390	2,577,805	921,278

Interest Paid	18,577,103	22,878,201	22,399,694

Income taxes paid	250,603	1,691,116	2,308,157

Property, plant and equipment acquired by assuming directly related debt (net of payment)	1,031,855	8,377,734	5,895,731

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The detail in “Other charges” included in operating activities, is as follows:

	2005	2006	2007
Description	ThCh$	ThCh$	ThCh$

Amortization of debt issuance costs	401,591	366,454	285.673
Amortization of premium/discount associated with bond issuance	447,056	496,752	245,834
Miscellaneous adjustments to other investments	27,935	25,486	40,527
Stock option			1,117,931
Amortization leases Advance	-	-	2,451,122
Others	301,238	433,014	-

Total	1,177,820	1,321,706	4,141,087

The detail in “Other investment disbursements” included in investing activities, is as follows:

	2005	2006	2007
Description	ThCh$	ThCh$	ThCh$

Lease prepayment	(912,608)	(12,381,916)	-
Others costs - investment in Astro S.A.	-	(108,630)	-
Deferred charges, Presto cards	-	(5,411,427)	(6,381,175)
Other	(180,248)	(862,479)	(123,200)

Total	(1,092,856)	(18,764,452)	(6,504,375)

The detail of cash and equivalents included in the statement of cash flows is as follows:

	2007	2006
Description	ThCh$	ThCh$

Cash and banks	43,363,001	33,222,710
Mutual fund units	60,000	1,321,653
Repurchase agreements	-	12,316,060

Total	43,423,001	46,860,423

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

24.	SUBSEQUENT EVENTS

As indicated in the Contingencies and Commitments note, with respect to the lawsuit the Company has against Disco S.A. in Argentina, on February 22, 2008, we filed a complaint against Disco S.A. before the arbitration panel. On April 3, 2008 Disco S.A. filed a reply and counterclaim against us in the amount of A$69,750,000 (approximately equivalent to US$25,000,000 at the Argentinean Peso-US Dollar exchange rate valid on May 2, 2003, the date on which the pesified payment was made to us) seeking an equitable adjustment of the purchase price of Ekono-Argentina. Disco S.A.’s reply also alleges that the decisions issued in the Netherlands Antilles and in the Netherlands in favor of Disco-Ahold International Holdings N.V. and Royal Ahold N.V. have already settled the matter in a manner that would prevent the Argentine arbitration panel from issuing a decision on the case. On May 9, 2008, the Company replied to Disco S.A.’s reply and counterclaim. The proceedings will now move forward into the discovery stage, where both parties will produce evidence before the arbitration panel. Based on the opinion of the Company’s Argentine counsel, management has determined that Disco S.A.’s counterclaim does not modify the situation or management's conclusion indicated in the Contingencies and Commitments note.

On January 31, 2008 the Free Competition Defense Court (TDLC) did not approve the merger of the Company with Falabella S.A.C.I. On March 3, 2008 the controlling shareholders of the company and of S.A.C.I. Falabella agreed, in light of the anti-trust decision, not to appeal the resolution of the TDLC and to terminate their prior agreement of May 17, 2008 to merge the companies.

On April 25, 2008, D&S has placed bonds for six million UF's (a peso-denominated, inflation-indexed monetary unit), which to-date are equivalent to US$ 267 million at a final annual rate of UF + 3.3% for a period of five years for the payment of principal and with semiannual payments of interest. The Company placed Series E bonds of the line of bonds registered by D&S under No. 492 of the Securities Registry of the Chilean Superintendency of Securities and Insurance.

On May 2008, the Company took a new syndicated loan from six banks (Banco de Chile, BBVA, Scotiabank, Banco Itaú, Corpbanca and Banco Santander), for the amount of Ch$ 61,200 millions, at a variable interest rate of TAB 180 + 45bp and which matures in two years. The Company used the proceeds from the new serie E bond and the syndicated loan to repay short term debt.

On June 24, 2008, the Board of Directors resolved that the previously determined economic useful lives of certain of its depreciable real property assets should be extended. The decision of the Board of Directors was based upon management assessments in conjunction with the reports of independent experts. These studies, which were conducted and concluded during 2008, determined that the depreciable lives of certain of the Company’s properties should be extended. The Company intends to reflect the change in determination of these assets’ useful lives and the corresponding extension in depreciation periods, prospectively, and will be accounting for the change in its 2008 financial statements. The Company anticipates, as a consequence of the revision of these assets’ useful lives, that the fiscal year 2008 depreciation charge, on currently owned assets, will be reduced by approximately ThCh$17,000,000.

Between January 1 and July 14, 2008, the date of issue of these financial statements, no further subsecuent event have occurred that might significantly affect the Company.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

a.1. Deferred income taxes - Since January 1, 2000, under Technical Bulletin No. 60 of the Chilean Association of Accountants, the Company records income taxes using the liability method where deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities are booked. Upon adoption, contra assets or liabilities (“complementary accounts”) were recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The complementary accounts are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

a.2. Mandatory dividends - As required by Law No. 18,046, unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. Under Chilean GAAP, dividends are not recognized until approved at the annual shareholders’ meeting subsequent to year-end. In 2006 and 2007 the Company paid interim dividends in excess of the minimum dividend amount required by the Law No.18,046. For this reason, there is no effect recorded in the reconciliation of equity below.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS 115. Realized gains and loss are determined using the proceeds from sales less the cost (specific identification method) of the investments identified to be sold. Additionally, any unrealized gain/loss previously recorded in equity for these investments is reversed through the income statements. Gross gains and losses realized on the sale of available-for-sale securities for the years ended as of December 31, 2005, 2006 and 2007 are as follows:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Proceeds from sales of "available-for sale" securities generating realized gains	4,039,288,840	4,218,287,263	-
Realized gains	2,597,482	3,134,235	-

Unrealized losses that are considered to be other-than-temporary are recorded in the income statement. The Company has not recorded any other than temporary impairment under U.S. GAAP related to these securities.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The carrying value and market value of securities available-for-sale as of December 31, 2005, 2006 and 2007 are as follows:

		Gross
		unrealized	Fair
Available-for-sale investments	Cost	gains	value
	ThCh$	ThCh$	ThCh$

Securities available for sale at December 31,2005	43,825,533	559,148	44,384,681
Securities available for sale at December 31,2006	2,964,135	-	2,964,135
Securities available for sale at December 31,2007	1,567,214	-	1,567,214

The fair value adjustment of these instruments at December 31, 2007 and 2006 is not considered material for disclosure purposes of this report.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

(a)
Under Chilean GAAP, at the acquisition date of the shares of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A. in 1995, the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company’s capital. Under U.S. GAAP, such negative goodwill has been reversed against shareholders’ equity and the subsequent amortization recorded under Chilean GAAP has been eliminated.

(b)
Under Chilean GAAP, the acquisition of Maquinsa, an unrelated company, in 1997, was recorded at cost with the assets acquired and liabilities assumed stated at their book basis, with any excess up to the purchase price being recorded as goodwill. Under U.S. GAAP, the assets acquired and liabilities assumed would be recorded at their respective fair value with any excess up to the purchase price being recorded as goodwill. In 1999, the Company settled an amount of ThCh$1,107,833 (historic) with the former owner of Maquinsa S.A. in arbitration. Under Chilean GAAP, this amount was recorded as goodwill. Under U.S. GAAP, this amount would have been expensed.

The effects of such differences are recorded in the reconciliation below and include differences in the carrying values for assets, liabilities and goodwill and the resulting depreciation and amortization.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The differences generated in goodwill between US GAAP and Chile GAAP created in the Maquinsa acquisition for the subsequent pay-out described above are reversing, if applicable, through the line “Reversal of amortization of goodwill- Maquinsa” in the reconciliations of net income and shareholders´ equity.

(c)
On January 7, 2004, a purchase agreement entered into on December 19, 2003 was consummated whereby Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of ThCh$74,732,116 (historic). At that same date, and based on the same agreement, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of ThCh$45 (historic). With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

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

The differences generated in goodwill between US GAAP and Chile GAAP created in the Carrefour acquisition for the forward contract to hedge the Euro acquisition price (See Note 25 a.7), if applicable, are reversing through the line “Reversal of amortization of goodwill – Carrefour” in the reconciliations of net income and shareholders´ equity.

(d)
On October 13, 2005, Distribución y Servicio D&S S.A. purchased 35% of the shares issued by Alvi Supermercados Mayorista S.A., through a capital stock purchase agreement at the purchase price of ThCh$11,606,564 (historic). Under Chilean GAAP at December 31, 2005 the excess of the purchase price paid for the shares acquired from ALVI over the net book value of the assets acquired and liabilities assumed was designated as goodwill and amortized since the acquisition date. Under US GAAP said value would have been modified based on the fair value of the assets acquired and liabilities assumed, which determination process was concluded in May 2006. Due to the insignificant amount of the modification, no effect has been included in the 2005 reconciliations to net income or shareholders equity other than to reverse the amortization of goodwill recorded under Chile GAAP.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

(e)
In 1996 the Company purchased a 100% interest in Supermercados Ekono S.A. (Argentina). The Company previously held a 49.99% non-controlling interest, accounted for under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company's shareholders and subsequently repurchased the 100% interest from such shareholders. Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, the sale and repurchase from shareholders were treated as capital transactions. In December 1999, the Company sold its 100.0% interest in Supermercados Ekono S.A. (Argentina). The effects of such differences and their reversals upon the December, 1999 sale are recorded in the reconciliation. In 2005, management determined that, unintentionally, certain basis differences originating in both shareholders’ equity and net income related to the sale in 1999 had not been appropriately reversed in the reconciliation to U.S. GAAP shareholders’ and net income in 1999, as a result of which shareholders’ equity under U.S. GAAP for comparative periods was understated by ThCh$3,049,098. Since this misstatement was deemed to have an immaterial impact on the presentation of the financial statements for prior periods, corrections have been recorded in 2005 reconciliations to U.S. GAAP, resulting in an increase of shareholders’ equity by ThCh$3,049,098 and an increase in net income for 2005 by ThCh$1,572,831, under U.S. GAAP.

Goodwill generated in purchase of equity method investments is calculated and reviewed for impairment under APB 18. No impairment losses have been recorded under APB 18.

a.6. Severance indemnities

The Company has committed to provide a lump sum payment to each employee with more than six months of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees with more than six months of service, and a discount rate of 5% (2007) and 6% (2006). Under U.S. GAAP, this arrangement is considered to be a benefit plan, in accordance with SFAS 87, "Employers' Accounting for Pensions" and the liability should be measured by projecting future expected severance payments using an assumed average salary progression rate, workforce rotation, workforce mortality, average service life and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate.

Under U.S. GAAP, prior service costs are charged to income using the straight-line method over the estimated average remaining service period of the employees. For Chilean GAAP, prior service costs which arose when the Company started recording severance indemnity liabilities in 1995, were expensed immediately. The difference related to the treatment for prior service costs is recorded as an adjustment in the reconciliation to U.S. GAAP for the year ended December 31, 2005. For the year ended December 31, 2006, the Company wrote off the remaining amount of their deferred prior service costs.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The Company recognizes actuarial gains or losses immediately for severance indemnity plans for both Chilean GAAP and US GAAP.

The severance indemnity plan is unfunded.

Management has determined in 2006 that the effects of exclusion of certain variable in its SFAS 87 calculation of the indemnity obligation met the requirements for adjustment under Staff of Accounting Bulletin 108. This adjustment was not considered material under the previous methodology of analyzing adjustments which had been consistenly applied. The Company has therefore made a one-time adjustment as of January 1, 2006 to record the effects against retained earnings and for related effects for the year ended December 31, 2006 against net income.

The variables excluded included mortality rate and rotation of workforce.

The Company in 2007 reversed during second half the voluntary provisions for staff severance indimities for some employees. This reversal implied a credit to net income of ThCh$4,482,878, which is presented under Administrative and selling, expenses in the Statement of Income (see Note 20).

The provision determined for employees who maintain the benefit amounts to ThCh$2,378,732 (ThCh$8,875,496 in 2006) under Chilean GAAP and of ThCh$2,618,368 (ThCh$9,787,192 in 2006) for US GAAP purposes, the increase in the provision implied a charge to income of ThCh$1,928,717 under Chilean GAAP and of ThCh$2,127,139 under US GAAP. No staff severance indemnity payments were made in 2007 to employees who maintain this benefit.

The provision determined for employees who maintain this benefit as of December 31, 2007 was reversed during the year, which implied a credit to income of ThCh$4,482,878, which is presented under administrative and selling expenses in the Statement of Income.

a.7. Derivative instruments - Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Changes in fair value are either recognized in either income or shareholders´ equity (as a component of other comprehensive income), depending on the designation of the derivative instrument. As the Company did not meet documentation standards for its forward exchange contracts, the unrealized gains which are deferred for Chilean GAAP purposes associated with its forward exchange contracts would be recognized through the income statement for U.S. GAAP purposes. For the period ended December 31, 2005, the Company had no forward exchange. In 2006 and 2007 the Company has the following contract:

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

This contract generated an unrealized loss of ThCh$3,273,404 at December 31, 2007 (ThCh$181,545 in 2006). As the Company did not meet documentation standards as a hedge for this cross currency swap contract, the unrealized loss which is deferred for Chilean GAAP purposes associated with this forward exchange contract is recognized through the income statement for U.S. GAAP purposes.

In regards to the purchase of Carrefour described in Note 25a.5(c), the Company entered into a forward exchange contract (designated as a cash flow hedge of a forecasted transaction under Chilean GAAP) to cover the fluctuation in the Chilean peso versus the Euro for its anticipated €100,000,000 purchase of Carrefour Chile S.A. on December 19, 2003, which purchase was completed on January 7, 2004. At December 31, 2003, the fair value of the financial instrument did not differ significantly from its recorded value. On January 7, 2004, upon settlement of this financial instrument, the Company realized a loss of ThCh$2,777,264.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP is as follows:

			Total of
Forward exchange contract		Exchange rate	payment
("Assignment Agreement" signed on December 19,2003")	€	Peso/Euro	ThCh$ (1)

Euro adopted on the agreement	100,000,000	745.80	84,725,113
Euro day of payment on January 7, 2004	100,000,000	721.35	81,947,849
The Company realized a loss of			2,777,264

(1) Restated in thousands of constant Chilean pesos as of December 31, 2007.

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

a.10. Deficit during development stage on the U.S. GAAP adjustments – Effective until December 31, 2006 Circular No. 981 of the Chilean Superintendency of Securities and Insurance (“SVS”), investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of shareholders' equity. For U.S. GAAP purposes, the deficit in subsidiaries in the development stage is consolidated and the results of their operations charged directly to income.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP as presented below.

On January 1, 2007 the balance recorded in this item was netted against retained earnings in accordance with the new Circular No. 1,819 issued by the Chilean Superintendency of Securities and Insurance which superseded Circular No. 981. There is no difference with US GAAP in 2007.

a.11. Leaseback transactions – Certain of the transactions which the Company has entered into qualify for characterization as sales-leasebacks of real estate in Chilean GAAP and are described as such in our Chilean GAAP footnotes. Those transactions do not qualify for similar treatment as sales-leaseback contracts under U.S. GAAP due to the “continuing involvement” of the Company as defined under paragraph 26 of SFAS 66, "Accounting for Sales of Real Estate". As there was no difference between the carrying value of the real estate and its fair value on the dates the contracts to finance the assets’ values were entered into, no gain or loss was recorded under Chilean GAAP. Although the transaction would be accounted for as a capital lease under Chilean GAAP and a note payable under U.S. GAAP, the interest rates under both U.S. GAAP and Chilean GAAP are the same. Therefore, no difference is generated over time for the accreted interest expense. As a result, no adjustment appears in our reconciliation to U.S. GAAP.

a.12. Capitalization of restructured loan expenses – In September 2006, the Company restructured its loans with banks signing a long-term syndicated loan agreement with banks Santander-Santiago, Estado, BBVA and Citibank N.A., concentrating by this means all the short-term and long-term standing loans into only one loan of 8 year term. The expenses related to the restructure of these loans, such as bank commissions, tax and legal expenses, have been capitalized by the Company and are being amortized over the term of the loans, in accordance to Chilean GAAP.

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

During 2007, the Company subscribed a credit agreement with Citibank for UF1,200,000. With this loan the company prepaid the Series B of Bonds. Under US GAAP, the debt with Citibank is considered a modification of debt and therefore the proportional previously unamortized costs continue to be amortized and proportional third party costs associated with the new debt were expensed.

The effect of these adjustments is included in net income and shareholders’ equity reconciliation to US GAAP as presented below.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

a.13. Sale of portfolio – Under Chilean GAAP, in 2006 and 2007 a portion of the Presto portfolio (installment payments on credit cards) was defined as sold and the losses were deferred over the period of time that interest continued to accrue on the installment payments.

Under U.S. GAAP, under FAS 140, this transaction qualified as a partial sale (servicing of the accrued interest was retained by the Company). The loss on the sale or transfer of the receivable would be recognized immediately on the transaction date. Therefore, the deferred loss in Chile GAAP has been recognized in the net income reconciliation in Note 25 (a.16). No servicing liability has been incurred and it is impracticable to measure the fair value of any servicing asset, therefore its value is assumed to be zero.

a.14. Stock option plan

During July and August 2006, the Company performed different purchase operations related to shares issued by the Company for a total sum of 36,000,000 shares at an average par value of Ch$ 146.56 per share. During August 2007, the Company conducted share purchase operations issued by the Company for a total sum of 29,200,000 shares at an average par price of Ch$ 249.13 per share. These purchases of shares issued by the Company are within the framework of a compensation plan for the Company and subsidiaries’ managers and executives as agreed by the shareholders at the Extraordinary Shareholders’ Meeting held on October 26, 2004 the plan of which was approved by the Company's Board of Directors at the Ordinary Meeting held on June 27, 2006.

Compensation plans indicated in paragraph above, which, in their majority, have been provided by the Company to its executives during 2007, have been recognized in the financial statements in accordance with IFRS No. 2, Share-based payments.

As provided in this standard, the Company has recognized in the financial statements the value of services which will be received as exchange for the options granted. Given that it is not possible to estimate, in a reliable manner, the fair value of services which will be received, this was determined as the equivalent of the fair value of options offered.

Services will be received by the Company during the period in which option plans remain in force, with the same progression and therefore the payroll expense determined at the date of granting these options will be accrued in the same period.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

	Stock option plan
	with maturity date at
	June 30,2008	August 4, 2009
The detail of stock options is as follows

Number of shares	36,000,000	29,200,000
Share price at date of acquisition	146.56	249.13
Exercise option price	146.56	249.13
Annual expected volatility	30%	30%
Option life (months)	14	20
Expected dividend	1.98%	1.98%
Risk free rate	6.85%	6.85%

The Company determined the fair value of these options at the grant date using the binominal method considering those variables described above, which is recorded with a charge to compensation cost and a credit to other reserves on a straight-line basis over the period between the grant date of the option and the date that these become vested.

The charge to income which was recognized in the period amounted to ThCh$1,117,931 with a credit to Other Reserves.

A summary of stock option plan activity is as follows:

	For the years ended December 31,
	Authorized options		Granted Options (thereof)
	2006	2007	2006	2007
Balance as of January 1	-	65,200,000	-	-
Authorized during the period	65,200,000	-	-	-
Granted during the period	-	-	-	53,550,000
Cancelled during the period	-	-	-	-
Excersied during the period	-	-	-	-
Balance as of December 31	65,200,000	65,200,000	-	53,550,000

A summary of option activity under the stock-option plan as of December 31, 2007, and changes during the year then ended is presented below:

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Options	Shares	Weighted- Average exercise price Ch$	Weighted- Average remaining contractual term (in months)	Aggregate intrinsic value ThCh$

Outstanding at January 1, 2007	-	-	-	-
Granted	53,550,000	180.18	-	-
Excercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at December 31, 2007	53,550,000	180.18	10.3	13,920,071
Excercisable at December 31, 2007	-	-	-	-

The weighted-average grant-date fair value of options granted during the year was Ch$37.25

The options granted become vested only considering the fact that the participant is an active employee of the Company or one of its affiliates.

Under US GAAP, the Company adopted SFAS No. 123(R) Accounting for Stock-Based Compensation. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values estimated at the date of the grant. There is no difference in the treatment under Chilean GAAP, which is in accordance with International Financial Reporting Standard No. 2 Share-based payments, and SFAS 123(R), accordingly there is no adjustment included in the reconciliation.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

a.15. Translation of Financial Statements of investments Outside of Chile

The indirect subsidiary ALVI Supermercado Mayoristas S.A. (ALVI), has a foreign subsidiary in Peru. Under Chilean GAAP, in accordance with Technical Bulleting 64 (B.T.64) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (unstable countries) and that are not considered to be an extension of the parent company operations, are remeasured into US dollars. ALVI foreign subsidiaries in Peru, meets the criteria of foreign subsidiaries that operate in countries exposed to significant risk under BT 64, and are remeasured into US dollars. ALVI has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollars and the local currency.

Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

The effects of any exchange rate fluctuations between the local currency and the US dollars are included in the results of operations for the period.

Under BT 64, the investment in the foreing subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreing exchange gains or losses between the Chilean Peso and the US dollars on the foreing investments measured in US dollars, are reflected in equity in the account ”Cumulative Translation Adjustment”.

The effects produced by the translation adjustment in the financial statements of the subsidiary of ALVI in Perú, have been recorded against shareholders equity of the company in the year that they were produced, by an amount of ThCh $ 78,819.

Under US GAAP, the functional currency is determined based on criteria provided by SFAS 52, resulting in the functional currency of an entity being the currency of the primary economic environment of operations of the entity. Differences resulting from fluctuation of exchange rates between foreign currencies and functional currency are recorded in income, whereas translation differences from converting the financial statement from functional currency to the group’s presentation currency are recorded in other comprehensive income.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

a.16. Effect of Conforming to U.S. GAAP– The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2007 purchasing power and thousands of U.S. dollars).

		Year ended December 31,
		2005	2006	2007	2007
	Paragraph	ThCh$	ThCh$	ThCh$	ThUS$

Net income, in accordance with Chilean GAAP		46,457,836	42,586,878	52,680,923	106,020

Reversal of depreciation of the technical revaluation of property, revaluation of property, plant and equipment	a.4	33,719	33,719	33,719	68
Adjustment for deferred taxes	a.1	297,119	(115,067)	(88,066)	(177)
Amortization of severance indemnity prior service cost	a.6	(26,567)	(504,799)	-
Reversal of amortization of negative goodwill	a.5 (a)	(365,011)	-	-
Reversal amortization goodwill Maquinsa S.A.	a.5 (b)	874,599	874,599	874,599	1,760
Reversal amortization goodwill Carrefour S.A.	a.5 (c)	1,331,265	1,331,266	1,397,020	2,812
Reversal amortization goodwill Alvi S.A.	a.5 (d)	96,100	384,405	384,404	774
Reversal amortization others goodwill	a.5	50,967	45,548	55,966	113

Deferred tax from adjustments to U.S.GAAP	a.1	794,781	421,882	334,131	671
Capitalization of volume rebate on unsold inventory	a.9	(232,847)	(333,014)	(322,314)	(649)
Minority interest	a.8	(2,073)	(1,147)	25,723	52
Adjustment to net loss on sale of Supermercados Ekono Argentina S.A.	a.5 (e)	1,572,831	-	-	-
Reversal of capitalized expenses on restructured loans	a.12	-	(84,576)	16,327	34
Reversal of capitalized interests on sale of portfolio	a.13	-	(746,198)	726,590	1,462
Severance indemnity adjustment	a.6	-	(330,206)	672,058	1,353
Deficit during development stage	a.10	-	(2,205,392)	-
Unrealized loss on financial derivative	a.7	-	(181,545)	(3,091,859)	(6,222)

Net income in accordance with US GAAP		50,882,719	41,176,353	53,699,221	108,071

Other comprehensive income
Unrealized gain on marketable securities (net of tax)	a.3	223,804	(458,799)	-	-
Cumulative translation adjustment	a.15	-	-	(78,819)	(159)

Comprehensive income in accordance with U.S.GAAP		51,106,523	40,717,554	53,620,402	107,912

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The adjustments to reported net equity required to conform to U.S. GAAP are as follows (amounts are expressed in thousands of constant Chilean pesos using December 31, 2007

		Year ended December 31,
		2006	2007	2007
	Paragraph	ThCh$	ThCh$	ThUS$

Shareholders' equity, in accordance with Chilean GAAP		556,236,258	562,640,521	1,132,324

Reversal of the technical revaluation of property, plant and equipment	a.4	(2,181,463)	(2,181,463)	(4,390)
Reversal of the accumulated depreciation of the technical revaluation of property, plant and equipment	a.4	889,519	923,238	1,858
Deferred tax on adjustments to U.S. GAAP	a.1	645,507	1,078,491	2,170
Adjustments for deferred tax	a.1	(1,101,955)	(1,190,021)	(2,395)
Severance indemnity adjustment	a.6	(330,206)	(239,638)	(482)
Reversal of goodwill Maquinsa S.A.	a.5 (b)	(1,929,750)	(1,929,750)	(3,884)
Reversal of amortization of goodwill Maquinsa S.A.	a.5 (b)	8,299,042	9,173,641	18,462
Reversal of amortization of goodwill Carrefour S.A.	a.5 (c)	3,984,231	5,381,251	10,830
Reversal amortization goodwill Alvi S.A.	a.5 (d)	480,504	864,908	1,741
Reversal amortization others goodwill	a.5	320,156	376,122	757
Adjustment for difference for arbitration settlement for Maquinsa S.A.	a.5 (b)	(1,214,799)	(1,214,799)	(2,445)
Loss on forward exchange contract associated with purchase of Carrefour Chile S.A.	a.7	(2,777,264)	(2,777,264)	(5,589)
Capitalization of volume rebate on unsold inventory	a.9	(1,162,621)	(1,484,935)	(2,989)
Reversal of capitalized expenses on restructured loans	a.12	(84,576)	(68,249)	(137)
Recognition of loss on sale of portfolio	a.13	(746,198)	(19,608)	(39)
Unrealized loss on financial derivative	a.7	(181,545)	(3,273,404)	(6,589)
One time cumulative adjustment under SAB 108 (net of tax)	a.6	(482,637)	-	(971)
Minority interest	a.8	(4,738)	20,985	42

Shareholders' equity, in accordance with U.S. GAAP		558,657,465	566,080,026	1,139,246

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The changes in shareholders’ equity accounts determined under U.S. GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos using December 31, 2007 purchasing power):

ThCh$

Balance at January 1, 2005	514,417,084
Dividends declared	(28,889,514)
Comprehensive income for the year	51,106,523
Adjustment to net loss on sale of Supermercados Ekono Argenitna S.A. *	1,487,232

Balance at December 31, 2005	538,121,325

Dividends declared	(14,011,429)
Shares in treasury (1)	(5,687,348)
Comprehensive income for the year	40,717,554
One time cumulative adjustment under SAB 108 (net of tax)**	(482,637)

Balance at December 31,2006	558,657,465

Dividends declared	(39,798,062)
Shares in treasury (1)	(7,514,721)
Stock option (Note 25 a.14)	1,117,931
Comprehensive income for the year	53,620,402
Other	(2,989)

Balance at December 31,2007	566,080,026
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

During August 2007, the Company repurchased shares in 2007 for a total of 29,200,000 shares at an average price of Ch$ 249.13 per share

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b. Additional Disclosure Requirements

b.1. Basic and diluted earnings per share:

	For the year ended December 31,
	2005	2006	2007
	Ch$	Ch$	Ch$
Chilean GAAP earnings per share	7.13	6.55	8.14
U.S. GAAP earnings per share	7.80	6.33	8.30
Weighted average number of common shares outstanding (a)	6,520,000,000	6,503,505,839	6,472,945,075

(a) In July and August 2006, the Company repurchased 36,000,000 of shares maintained in Treasury (see Note 13.f). During August 2007, the Company repurchased shares for a total of 29,200,000 of shares.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.2. Reporting Comprehensive Income

U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

	December 31, 2005
	Unrealized gain (loss)		Accumulated Other
	on marketable	Effect of	comprehensive
	Securities	Tax	Income (loss)
	ThCh$	ThCh$	ThCh$

Beginning Balance	289,506	(54,511)	234,995

Credit (Charge) for the period	269,643	(45,839)	223,804

Ending balance	559,149	(100,350)	458,799

December 31, 2006
	Unrealized gain (loss)		Accumulated Other
	on marketable	Effect of	comprehensive
	Securities	Tax	Income (loss)
	ThCh$	ThCh$	ThCh$

Beginning Balance	559,149	(100,350)	458,799

Credit (Charge) for the period (1)	(559,149)	100,350	(458,799)

Ending balance	-	-	-

	For the year ended December 31, 2007
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	-	-	-
Credit (charge) for the period (2)	(78,819)	-	(78,819)
Ending balance	(78,819)	-	(78,819)

(1) The Company has determined that the investments represented by shares are defined as equity securities under FAS 115 and has accounted for them accordingly. In 2006 the Company sold all of its investments held in equity securities.

(2) Relates to the recognition of the exchange difference adjustment by the affiliate Alvi Supermercados Mayoristas S.A. from the subsidiary which this company has abroad (see Note 25 a.15).

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.3. Income Taxes - The consolidated provision for income taxes charged to income is as follows:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP:
Current tax expense
For the year	(10,308,352)	(9,682,512)	(9,803,038)
Prior year adjustment	1,277,278	(1,261,927)	188,243
Benefit from tax loss carryback	798,647	2,494,530	1,859,409
Deferred taxes
Change in deferred taxes	3,234,593	3,157,563	(1,083,498)
Effect of amortization of complementary accounts of deferred tax assets and liabilities	(297,119)	115,067	(88,066)
Other	-	-	(3,498)
Total income tax under Chilean GAAP	(5,294,953)	(5,177,279)	(8,930,448)

U.S.GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	297,119	(115,067)	(88,066)
Deferred tax effect of adjustments to U.S. GAAP	794,781	421,882	334,131

Total US GAAP adjustments	1,091,900	306,815	246,065

Total income tax under US GAAP	(4,203,053)	(4,870,464)	(8,684,383)

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The consolidated U.S. GAAP deferred tax assets (liabilities) are summarized as follows:

	2006
	Short-term			Long-term
	SFAS Nº 109			SFAS Nº 109
	applied to	SFAS Nº 109	Total	applied to	SFAS Nº 109	Total
	Chilean	applied to	deferred	Chilean	applied to	deferred
	GAAP	U.S. GAAP	taxes under	GAAP	U.S. GAAP	taxes under
	Balances	adjustments	SFAS Nª 109	Balances	adjustments	SFAS Nª 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Deferred income tax assets:
Severance indemnity	189,397	-	189,397	1,.319,437	154,988	1,474,425
Allowance for doubtful accounts	696,248	-	696,248	-	-	-
Allowance for uncollectible sundry debtors	310,795	-	310,795	-	-	-
Vacation accrual	966,151	-	966,151	-	-	-
Unrealized loss on financial derivate	-	30,863	30,863	-	-	-
Allowance on inventory	23,543	-	23,543	-	-	-
Capitalization of volume rebate on unsold inventory		197,646	197,646	-	-	-
Interest yield	178,205	-	178,205	-	-	-
Tax loss carryforwards (1)	2,797,551	-	2,797,551	20,385,707	-	20,385,707

Total deferred income tax assets	5,161,890	228,509	5,390,399	21,705,144	154,988	21,860,132

Deferred income tax liabilities:
Property, plant and equipment	-	-	-	5,276,760	(219,630)	5,057,129
Deferred charges	902,510	-	902,510	1,563,508	(141,232)	1,422,277
Leased assets	-	-	-	1,228,990	-	1,228,990
Capitalized interest	12,533	-	12,533	703,430	-	703,430

Total deferred income tax liabilities	915,043	-	915,043	8,772,688	(360,862)	8,411,826

Net deferred assets (liabilities)	4,246,847	228,509	4,475,356	12,932,456	515,850	13,448,306

Complementary Account	-	-	-	1.101,955	(1.101,955)	-

Net deferred assets (liabilities)	4,246,847	228,509	4,475.356	14,,034,411	(586,105)	13,448,306

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

	2007
	Short-term			Long-term
	SFAS Nº 109			SFAS Nº 109
	applied to	SFAS Nº 109	Total	applied to	SFAS Nº 109	Total
	Chilean	applied to	deferred	Chilean	applied to	deferred
	GAAP	U.S. GAAP	taxes under	GAAP	U.S. GAAP	taxes under
	Balances	adjustments	SFAS Nª 109	Balances	Adjustments	SFAS Nª 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Deferred income tax assets:
Severance indemnity	154,070	-	154,070	250,315	40,738	291,053
Allowance for doubtful accounts	1,169,454	-	1,169,454	-	-	-
Allowance for uncollectible sundry debtors	649,144	-	649,144	8,576		8,576
Vacation accrual	755,851		755,851	-	-	-
Unrealized loss on financial derivate	-	-	-	1,264,382	556,479	1,820,861
Allowance on inventory	416,420	-	416,420	-	-	-
Capitalization of volume rebate on unsold inventory	-	252,439	252,439	-	-	-
Interest yield	202,669	-	202,669	-	-	-
Tax loss carryforwards (1)	3,587,728	-	3,587,728	17,686,250	-	17,686,250

Total deferred income tax assets	6,935,336	252,439	7,187,775	19,209,523	597,217	19,806,740

Deferred income tax liabilities:
Property, plant and equipment	-	-	-	5,017,984	(213,898)	4,804,086
Deferred charges	942,887	-	942,887	1,996,827	(14,936)	1,981,891
Leased assets	730,352	-	730,352	943,645	-	943,645
Capitalized interest	-	-	-	593,491	-	593,491

Total deferred income tax liabilities	1,673,239	-	1,673,239	8,551,947	(228,834)	8,323,113

Net deferred assets (liabilities)	5,262,097	252,439	5,514,536	10,657,576	826,051	11.483.627

Complementary Account	-	-	-	1,190,021	(1,190,021)	-

Net deferred assets (liabilities)	5,262,097	252,439	5,514,536	11,847,597	(363,970)	11.483.627

(1)	In Chile tax loss carryforwards may be utilized indefinitely.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable tax rate of 17% (Chilean statutory income tax rate) to U.S. GAAP pre-tax income as a result of the following:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Statutory tax rate	17.00%	17.00%	17.00%

Pretax US GAAP income	55,085,772	46,046,817	62,383,602
Pretax income multiplied by the applicable tax rate	(9,364,581)	(7,827,959)	(10,605,212)
Differences in price - level restatement	(423,262)	1,887,539	224,422
Non - deductible items	(178,182)	(886,205)	1,696,407
Other deductible items	2,838,467	1,695,925	-
Tax credits	2,495,269	-	-
Other	429,236	260,236	-

Tax expense	(4,203,053)	(4,870,464)	(8,684,383)

b.4. Cash flow information

i.
Management has determined its cash and cash equivalents under Chilean GAAP are equal to those as defined under SFAS No.95, for the years ended December 31, 2005, 2006 and 2007. Additionally, as noted below, the Company's cash flow used in or provided by in Chilean GAAP for operating activities, investing activities, and financing activities is the same.

	Year ended December 31.
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Cash provided by (used in) operating activities under Chilean GAAP	69,862,954	58,464,572	35,365,720
Reclassification (a)	(912,608)	(12,381,916)	-
Cash provided by (used in) operating activities under U.S. GAAP	68,950,346	46,082,656	35,365,720
Cash provided by (used in) financing activities under Chilean GAAP and U.S. GAAP	(22,908,963)	26,227,324	92,229,903
Cash used in investing activities under Chilean GAAP	(68,699,167)	(102,649,390)	(124,206,832)
Reclassification (a)	912,608	12,381,916	-
Cash used in investing activities under U.S. GAAP	(67,786,559)	(90,267,474)	(124,206,832)

(a)	The Company prepaid a long-term operating lease which payment was presented as an investment activity in Chile GAAP while in U.S. GAAP, it would be classified as operational.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Supplemental information on non-cash activity as required by SFAS 95 is presented in Note 23.

ii.	Cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash	22,778,157	33,222,710	43,363,001
Mutual funds (fixed income securities)	41,488,951	1,321,653	60,000
Other current assets (1)	2,742,956	12,316,060	-
Total cash and cash equivalents under Chilean GAAP and U.S. GAAP	67,010,064	46,860,423	43,423,001

(1)	Correspond to repurchase agreements (see Note 7). The detail is as follows:

	Principal amount			Interest rate (month)			Interest			Total
	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
	ThCh$	ThCh$	ThCh$	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banchile S.A.	-	3,436,800	-	-	0.48	-	-	2,200	-	-	3,439,000	-
Corp Corredores de Bolsa S.A.	-	5,370,000	-	-	0.50	-	-	3,580	-	-	5,373,580	-
BCI Corredores de Bolsa S.A.	2,741,385	3,501,240	-	0.43	0.48	-	1,571	2,240	-	2,742,956	3,503,480	-

Total	2,741,385	12,308,040	-				1,571	8,020	-	2,742,956	12,316,060	-

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.5. Estimated Fair Value of Financial Instruments - U.S. GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair values are based on the following methods and assumptions:

·	Cash - The fair value of the Company’s cash is equal to its carrying value.
·	Marketable securities and cash equivalents - The fair value of the investments was determined based on market value.
·
Notes and accounts receivable and payable, sundry debtors and creditors – Short-term – The carrying amount of trade notes and accounts receivable and payable, and short-term debtors and creditors approximate fair value because of the short-term maturity of these instruments.

·
Notes and accounts receivable– Long-term – These correspond mainly to the long-term portion of the credit card receivables recorded by the indirect subsidiary Presto. The carrying amounts of trade notes and accounts receivable approximate fair value because of these instruments are valued at market interest rates.

·	Due from and due to related companies – The carrying amounts of these accounts receivable and payable approximate fair value due to the fact that they yield interest at market interest rates.
·
Sundry debtors, long-term - The fair value of the account receivable from Disco is impracticable to determine as it has no maturity date and it is currently in litigation. For further details see note 9.b.2.

·	Derivative contracts – The fair value of the investments was determined based on market value.
·	Long-term debt and bonds - The fair value of the Company’s long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.
·	Commercial paper - The fair value of commercial paper is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.
·
Short-term debt - Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value of our short-term debt, the portion with fixed interest rates is insignificant.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The estimated fair values of the Company’s financial instruments are as follows:

	As of December 31,
	2006		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	33,222,710	33,222,710	43,363,001	43,363,001
Marketable securities and cash equivalents	2,964,135	2,964,135	1,567,214	1,567,214
Short-term notes and accounts receivable, net	113,273,917	113,273,917	115,860,303	115,860,303
Long-term notes and accounts receivable	113,639,874	113,639,874	152,564,281	152,564,281
Short-term sundry debtors	18,894,558	18,894,558	31,878,086	31,878,086
Long-term sundry debtors	27,463,365	27,463,365	24,644,529	24,644,529
Derivate contracts- Cross currency swap	1,248,135	1,248,135	7,039,712	10,313,116
Due from related companies	1,678,343	1,678,343	2,958,662	2,958,662
Accounts payable	259,014,596	259,014,596	259,652,662	259,652,662
Bonds	164,794,316	177,480,027	132,414,595	127,530,599
Commercial paper	68,155,449	68,155,449	65,905,976	65,905,976
Long- term debt with banks and financial institutions	130,843,065	130,843,065	146,232,014	146,232,014
Sundry creditors	5,884,147	5,884,147	8,595,641	8,595,641

b.6. U.S. GAAP Presentation

i.) Condensed Balance Sheet

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

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet:

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

	2006
	ThCh$ Chilean	ThCh$ Adjustment	ThCh$	ThCh$
	GAAP	U.S. GAAP	Reclassification	U.S. GAAP

Current assets (1) (2)	367,279,069	(1,908,818)	20,153,475	385,523,726
Property, plant aid equipment, net	694,710,045	(1,291,944)		693,418,101
Other assets (1) (3)	232,615,999	7,809,553	(4,736,077)	235,689,475

Total assets	1,294,605,113	4,608,791	15,417,398	1,314,631,302

Current liabilities (2)	441,634,613	40,314	9,415,688	451,090,615
Long-term liabilities (3)	296,733,425	2,142,532	6,001,710	304,877,667
Minority interest	817	4,738		5,555
Shareholders' equity (4)	556,236,258	2,421,207		558,657,465

Total liabilities and shareholders' equity	1,294,605,113	4,608,791	15,417,398	1,314,631,302

	2007
	ThCh$ Chilean	ThCh$ Adjustment	ThCh$	ThCh$
	GAAP	U.S. GAAP	Reclassification	U.S. GAAP

Current assets (1) (2)	410,741,335	(1,480,612)	25,363,385	434,624,108
Property, plant aid equipment, net	753,682,807	(1,258,225)	-	752,424,582
Other assets (1) (3)	267,124,071	9,670,397	(20,329,913)	256,464,555

Total assets	1,431,548,213	6,931,560	5,033,472	1,443,513,245

Current liabilities (2) (5)	602,705,344	3,273,404	(169,397,240)	436,581,508
Long-term liabilities (3) (5)	266,205,656	239,636	174,430,712	440,876,004
Minority interest	(3,308)	(20,985)	-	(24,293)
Shareholders' equity (4)	562,640,521	3,439,505	-	566,080,026

Total liabilities and shareholders’ equity	1,431,548,213	6,931,560	5,033,472	1,443,513,245

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

(1) These reclassifications include and ThCh$15,824,665 (ThCh$10,737,786 in 2006), corresponding to long term portion of Allowance for Doubtful Accounts Receivable.

(2) Deferred discount on issuance, expenses of placement and issuance costs of bonds included in other short-term assets by ThCh$264,318 (ThCh$653,584 in 2006) are reclassified to short-term liabilities. Income tax payable included in current assets by ThCh$9,803,038 (ThCh$9,682,512 in 2006) is reclassified to current liabilities.

(3) Deferred discount on issuance, expenses of placement and issuance costs of bonds included in other long-term assets by ThCh$4,505,248 (ThCh$6,869,731 in 2006) are reclassified long-term liabilities.

(4) Shares in Treasury (repurchased stock) registered in Other Reserves column, in Shareholders’ Equity under Chilean GAAP, are reclassified to Treasury Stock in Shareholders’ Equity under US GAAP.

(5) On April 25, 2008, D&S has placed bonds for six million UF's (equivalent to ThCh$117,735,960 at December 31, 2007), at an annual rate of UF + 3.3% for a period of five years for the payment of principal and with semiannual payments of interest. On May 2008, the Company took a new syndicated loan from six banks (Banco de Chile, BBVA, Scotiabank, Banco Itaú, Corpbanca and Banco Santander), for the amount of ThCh$ 61,200,000 at a variable interest rate of TAB 180 + 45bp and which matures in two years. Both proceeds were used to refinance the short-term debt on long-term basis; consequently the short-term obligations are reclassified to long-term.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

ii. Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present the following line items in conformity with U.S. GAAP.

The detail of the nature of adjustment to U.S. GAAP is disclosed in Note 25a.

	2005
	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	74,641,309	(225,697)	(3,650,436)	70,765,176
Non operating expense, net	(22,888,520)	3,558,679	2,879,430	(16,450,411)
Equity in income of investee			773,079	773,079
Minority Interest	-	-	(2,073)	(2,073)
Income taxes	(5,294,953)	1,091,900	-	(4,203,053)

Net income	46,457,836	4,424,882	-	50,882,718

	2006
	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	70,358,807	(4,085,889)	(8,244,108)	58,028,810
Non operating expense, net	(22,594,650)	2,368,549	6,611,858	(13,614,243)
Equity in income of investee			1,633,398	1,633,398
Minority Interest	-	-	(1,148)	(1,148)
Income taxes	(5,177,279)	306,815	-	(4,870,464)

Net income	42,586,878	(1,410,525)	-	41,176,353

	2007
	Chilean GAAP	Adjustment U.S. GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	97,095,595	1,110,053	(13,776,538)	84,429,110
Non operating expense, net	(35,484,224)	(337,822)	12,701,613	(23,120,433)
Equity in income of investee			1,049,202	1,049,202
Minority Interest	-	-	25,723	25,723
Income taxes	(8,930,448)	246,067	-	(8,684,381)

Net income	52,680,923	1,018,298	-	53,699,221

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

Reclassifications of balances included in non-operating income in the consolidated income statements in Chilean GAAP and reclassified to operating income under U.S. GAAP include ThCh$2,860,806 for 2005; ThCh$7,708,881 for 2006; and ThCh$11,268,597 for 2007, corresponding to financial expenses related to the credit card operations, ThCh$743,284 for 2005; ThCh$628,722 for 2006; and ThCh$490,026 for 2007 corresponding to expenses for donations; ThCh$(46,345) for 2005; ThCh$126,340 for 2006; and ThCh$48,548 for 2007, corresponding to net gain (loss) in sale of fixed assets. In addition, during 2007 the Company reclassified from Non-operating expense to Operating income, the following amounts: tax recovery for ThCh$251,490 and write-off for ThCh$(2,317,953).

Equity in income/losses of associated companies and Minority interest included in non-operating income in the consolidated income statements in Chilean GAAP are reclassified to be presented individually on the face of the condensed balance sheet under U.S. GAAP.

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

ThCh$

2008	12,191,840
2009	10,727,513
2010	9,175,282
2011	8,069,306
2012	6,721,189
Thereafter	59,173,124

Present value net minimum lease payments	106,058,254

Consolidated rental expense was ThCh$10,466,232, ThCh$9,027,129 and ThCh$11,791,126 for the years ended December 31, 2005, 2006 and 2007, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.8. Segment Information

In 2005, the Company is organized into three reportable segments: Hypermarket and Supermarket Format, Credit Card and Other. Effective January 1, 2006, the Company is organized into five reportable segments: Hypermarket and Supermarket Format, Credit Card, Real Estate and Pharmacies and Other. Hypermarkets and Supermarkets represent two established store formats, allowing the Company to subdivide the market and target growth areas under the preferred format for the local market conditions. The formats provide the flexibility to match each store site with the format best suited to the surrounding area.

The Company’s store formats are one reporting segment (supermarket format/hypermarket formats) as defined under Statement of Financial Accounting Standards No.131. The Company has also identified its credit card operations as a segment. These operations consist of the financing of customer accounts receivable on a short-term and long-term basis. Effective January 1, 2006, the Company has identified its real estate and pharmacy operations as segments. Real estate operations are mainly derived from rental revenue, from kiosks, etc., within the supermarkets and hypermarkets and malls.

The accounting policies of the segments are the same as those described in the summary of accounting policies included in the Chilean GAAP financial statements.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The Company operates only in Chile.

Summarized financial information concerning the segments of the Company and its subsidiaries is shown in the following table. Management uses operating income as its measure of performance for segments.

	Hypermarket and Supermarket format	Credit card	Real estate	Pharmacies	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2005 (2)
Revenues	1,604,424,400	63,637,351	-	-	85,072,321	1,753,134,072
Segment gross profit	374,242,191	63,637,351	-	-	52,982,922	490,862,464
Identifiable assets	850,724,589	201,235,598	-	-	142,543,962	1,194,504,149
Goodwill (1)	41,417,960	-	-	-	-	41,417,960
Operating income	56,980,127	10,254,064	-	-	7,407,118	74,641,309
Depreciation and amortization	49,414,971	259,404	-	-	10,797,132	60,471,507
Capital expenditures	32,482,251	3,918,880	-	-	18,803,530	55,204,661
Old basis
2006
Revenues	1,641,547,060	88,139,867	-	-	92,531,118	1,822,218,045
Segment gross profit	352,760,080	88,139,867	-	-	60,922,771	501,822,718
Identifiable assets	806,880,106	249,912,502	-	-	221,348,705	1,278,141,313
Goodwill (1)	40,008,595	-	-	-	-	40,008,595
Operating income	29,944,176	25,244,776	-	-	15,169,855	70,358,807
Depreciation and amortization	45,899,797	377,687	-	-	12,268,402	58,545,886
Capital expenditures	50,967,567	6,487,916	-	-	28,127,072	85,582,555
New basis
2006
Revenues	1,641,547,060	88,139,867	19,897,835	41,573,887	31,059,396	1,822,218,045
Segment gross profit	352,760,080	88,139,867	19,897,835	10,345,261	30,679,675	501,822,718
Identifiable assets	806,880,106	249,912,502	136,763,208	1,899,183	82,686,314	1,278,141,313
Goodwill (1)	40,008,595	-	-	-		40,008,595
Operating income	29,944,176	25,244,776	4,496,369	(1,119,528)	11,793,014	70,358,807
Depreciation and amortization	45,899,797	377,687	-	-	12,268,402	58,545,886
Capital expenditures	50,967,567	6,487,916	-	-	28,127,072	85,582,555
2007
Revenues	1,732,497,268	108,818,920	24,409,819	1,638,518	38,415,942	1,905,780,467
Segment gross profit	373,214,783	108,818,920	24,409,819	285,275	33,759,452	540,488,249
Identifiable assets	921,055,830	309,313,983	133,008,602	1,929,055	52,936,683	1,418,244,153
Goodwill (1)	37,296,092	-	-	-	-	37,296,092
Operating income	39,709,595	32,196,214	4,298,129	(147,560)	21,039,217	97,095,595
Depreciation and amortization	48,509,820	2,215,377	3,510,983	345,082	8,485,634	63,066,896
Capital expenditures	68,824,677	3,377,247	39,535,054	85,990	11,010,812	122,833,780

(1)
The only change in goodwill from year to year is related to the amortization under Chilean GAAP. Information in this footnote is presented under Chilean GAAP as it represents the basis upon which the CODM evaluate the business.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

(2)	Management of the Company has determined that it is impracticable to disclose its segment information on the same basis as defined in 2006 retroactively.

Reconciliation of identifiable assets to total assets:

	2006	2007
	ThCh$	ThCh$

Identifiable assets	1,278,141,313	1,418,244,153
Corporate headquarters	16,463,800	13,304,060

Total assets	1,294,605,113	1,431,548,213

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

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

The allowance for doubtful credit card accounts receivable was ThCh$20,341,114 at December 31, 2005, ThCh$21,047,624 in December 31, 2006 and ThCh$26,990,153 at December 31, 2007. See provisions and write-offs below.

The short - term and long - term components of the credit card loan receivables, net of allowance provision, are included in trade account receivable (See Note 5) and the detail is as follows:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Short-term	131,123,867	84,599,759	80,655,383
Long-term	54,186,613	113,639,874	152,564,281

Total	185,310,480	198,239,633	233,219,664

Amount of past due (90 days) credit card loans at each year end were as follows:

ThCh$

2005	11,332,886
2006	20,324,376
2007	23,384,361

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

The Company’s policy for writing off accounts receivables is that a receivable is automatically written off upon attaining an overdue age of 180 days after any installment payment recovered has been recorded.

The following summarizes the activity in the allowance for doubtful credit card accounts receivables for the periods indicated:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

January 1, balance	14,442,305	20,341,114	21,047,624
Additional provisions	36,073,263	44,655,943	41,200,003
Write-offs, net	(30,174,454)	(43,949,433)	(35,257,474)

December 31, balance	20,341,114	21,047,624	26,990,153

The average interest rates and the range of interest rates charged to customers for the years presented, is as follows:

Description	2005	2006	2007

Average interest rate annual (%)	41.23	44.90	48.17
Interest income (ThCh$)	48,240,848	67,766,435	82,096,483
Range of interest rates monthly (%)	3.2 - 3.6	3.6 – 3.8	3.9 – 4.1

b.9. Concentration of risk

The Company believes it is not exposed to any unusual credit risk from any individual customer.

No single customer accounted for more than 10% of revenues for the years ended December 31, 2005, 2006 and 2007.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.10. Schedule of long-term debt and bond maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$

2008	283,957,460
2009	32,740,658
2010	24,381,780
2011	25,642,637
2012	24,537,457
Thereafter	156,817,727

Balance at December 31, 2007	548,077,720

b.11. Disclosure regarding interest capitalization:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest expense incurred	18,577,103	22,878.201	22,399,694
Interest capitalized under Chilean GAAP	177,970	537,832	991,848
Interest capitalized under U.S. GAAP	177,970	537,832	991,848

b.12. Advertising Costs

The Company expenses advertising costs as incurred. Consolidated advertising costs for the years ended December 31, 2005, 2006 and 2007 were ThCh$32,589,512 , ThCh$28,232,480 and ThCh$ 23,312,639, respectively.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

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

	2005	2006	2007
	ThCh$	ThCh$	ThCh$
	Dr (Cr)	Dr (Cr)	Dr (Cr)

OPERATING RESULTS
Net revenue	163,262,365	174,697,895	179,104,814
Cost of sales	(163,262,365)	(174,697,895)	(179,104,814)

The detail of the reclassification of net revenue to reduction of costs of sales in U.S. GAAP consists of the following:

	2005	2006	2007
Description	ThCh$	ThCh$	ThCh$

Volume rebates	115,688,508	115,784,466	128,097,102
Slotting fees	17,861,325	23,237,848	15,620,892
Allowances for store opening and remodeling	1,441,412	2,360,208	3,746,876
Reimbursements for use of distribution network	28,271,120	33,315,373	31,639,944

Total	163,262,365	174,697,895	179,104,814

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.14. Valuation and Qualifying Accounts

		Additions
	Balance	charged to				Balance
	Beginning	costs and				at end of
	of period	expenses	Deductions		Other	period
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
December 31,2005
Allowance for doubtful accounts	24,769,135	19,642,157	(19,772,262	) (a)	-	24,639,030
Allowance for inventory realization	-	139,645	-		-	139,645

December 31,2006
Allowance for doubtful accounts	24,639,030	45,148,800	(45,156,145	) (a)	-	24,631,685
Allowance for inventory realization	139,645	138,489	(139,645	) (b)	-	138,489

December 31,2007
Allowance for doubtful accounts	24,631,685	43,976,534	(37,220,449	) (a)	-	31,387,770
Allowance for inventory realization	138,489	2,449,532	(138,489	) (b)	-	2,449,532

(a)	Relates to write-offs of accounts receivable.
(b)	Relates to lower of cost or market adjustment taken on inventory.

b.15  Accounting for Uncertainly in Income Taxes

In July 2006, the FASB issued FASB Interpretation No (“FIN 48”), ”Accounting for Uncertainly in Income Taxes”. FIN 48 is an interpretation of SFAS No 109, Accounting for Income Taxes”, and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition accounting for income taxes .FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective as of the beginning of our 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earning in the year of adoption.

"The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not have a material impact on the Company’s financial statements. There were no unrecognized tax benefits as of the date of adoption and of December 31, 2007."

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

b.16 Recent accounting pronouncements

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Company does not expect the adoption of SFAS No.157 will have a material impact on its consolidated results of operations and financial condition.

On February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Liabilities” including an amendment of FASB Statement No. 115. These statements permit entities to choose to measure at fair value many financial instruments and certain other items. The objective it to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. These Statements are expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption the adoption of SFAS No.159 will have a material impact on its consolidated results of operations and financial condition.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), written loan commitments recorded at fair value through earnings which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is evaluating the impact, if any, that the adoption of SAB 109 may have on its consolidated financial statements and disclosures.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Restated for general price-level changes)

On December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110 (SAB 110), the staff hereby amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin Series. Question 6 of Topic 14: D.2 (as amended) expresses the views of the staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. This bulletin is effective on January 1, 2008.

On December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141. SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration. Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability. Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received. SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008. As SFAS 141(R) will be prospectively applied, its adoption will have no effect on the business combinations already recognized in the financial statements at the balance sheet date

On December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51 “Consolidated Financial Statements”. The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent. Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008 except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. The Company is evaluating the impact, if any, of the adoption of this new pronouncement.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

On February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is prohibited. The Company is evaluating the impact, if any, that the adoption of this new pronouncement.

On February 2008, the FASB issued FASB Staff Position 157-1 Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company understand that this pronouncement will not have an effect in it’s consolidated financial statements because this pronouncements was issue to exclude the leases from the scope of the FAS 157 Fair Value Measurements, thus, no adjustment or changes would be necessary in the actual policy for lease contracts.

On March 2008, the FASB released SFAS No. 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments. The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes. There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made. The effect of credit-risk-contingent features is also required to be disclosed. The adoption of SFAS 161 is not expected to have a material impact on the Group’s financial position or results of operations.

DISTRIBUCION Y SERVICIO D&S S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Restated for general price-level changes)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP.  This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The Company will adopt this Statement, upon its effective date, for the preparation of its financial statements in future fiscal years.

IFRS Adoption

On August 28, 2007, the SVS issued an official announcement ruling the adoption of International Financial Reporting Standards (IFRS) in Chile, starting on January 1, 2009. The Company will have to adopt IFRS as of this date. According to the convergence plan defined by the Company, it is currently evaluating the impacts that the application of IFRS will have on the financial statements.

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	English translation of our Amended Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference).

2.1
Amendment No. 1, dated as of December 3, 2004, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depositary and the registered holders from time to time of American Depositary Receipts (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 15, 2005 and incorporated herein by reference)

2.2	English translation of Indenture Agreement, dated as of December 29, 2006, of UF 6.0 million (approximately US$ 243.2 million) between us and Banco de Chile (filed herewith).

2.3	English translation of Amendment No. 1, dated as of February 9, 2007 to Indenture Agreement between us and Banco de Chile (filed herewith).

2.4	English translation of Amendment No. 2, dated as of April 3, 2008 to Indenture Agreement between us and Banco de Chile (filed herewith).

2.5
Letter Agreement, dated May 14, 2008, to Deposit Agreement, dated as of October 7, 1997, between us and JPMorgan Chase Bank N.A. (formerly, Morgan Guaranty Trust Company of New York), as Depositary and the registered holders from time to time of American Depositary Receipts (filed herewith)

2.6
English translation of Syndicated Credit Agreement of Ch$ 61,200 million (approximately US$ 121.6 million) between us and Banco de Chile, Banco Bilbao Vizcaya Argentaria Chile, Scotiabank Sud Americano, Banco Itaú Chile, Corpbanca and Banco Santander-Chile, dated May 22, 2008 (filed herewith).

4.1
English translation of Settlement Agreement between us and the National Economic Prosecutor dated December 15, 2006, including Addendum, dated December 26, 2006, and Final Resolution from the Antitrust Court approving the Settlement Agreement, dated January 17, 2007 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 13, 2007 and incorporated herein by reference).

4.2
English translation of Merger Agreement between our controlling shareholders and the controlling shareholders of S.A.C.I Falabella (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on July 13, 2007 and incorporated herein by reference).

8.1	List of our subsidiaries (filed herewith).

11.1	Code of Ethics of the company, dated June 29, 2004 (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F on June 30, 2004 and incorporated herein by reference).

12.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Mr. Alejandro Droste Bertolo pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Mr. Enrique Ostalé Cambiaso pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).

13.2	Certification of Mr. Alejandro Droste Bertolo pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (filed herewith).